Form 20-F
period 2004-12-31
DIANA SHIPPING INC.
filed 2005-06-29
CIK 1318885

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d ) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                  for the fiscal year ended December 31, 2004

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from           to

Commission file number
                       ---------------------------------------------------------

                               DIANA SHIPPING INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                               Diana Shipping Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                Marshall Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

               16, Pentelis Str., 175 64 P. Faliro, Athens, Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each class          Name of each exchange on which registered
          -------------------          -----------------------------------------
     Common share, $0.01 par value              New York Stock Exchange

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2004, there were 40,000,000 shares of the registrant's Common Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                              [X] Yes  [_]  No

Indicate by check mark which financial statement item the registrant has elected
to follow.                                             [_]  Item 17 [X] Item 18

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................2
PART I.........................................................................3
  Item 1.   Identity of Directors, Senior Management and Advisers..............3
  Item 2.   Offer Statistics and Expected Timetable............................3
  Item 3.   Key Information....................................................3
  Item 4.   Information on the Company........................................13
  Item 5.   Operating and Financial Review and Prospects......................23
  Item 6    Directors, Senior Management and Employees........................32
  Item 7    Major Shareholders and Related Party Transactions.................34
  Item 8.   Financial information.............................................36
  Item 9.   Listing Details...................................................37
  Item 10.  Additional Information............................................38
  Item 11.  Quantitative and Qualitative Disclosures about Market Risk........44
  Item 12.  Description of Securities Other than Equity Securities............44
PART II.......................................................................45
  Item 13.  Defaults, Dividend Arrearages and Delinquencies...................45
  Item 14.  Material Modifications to the Rights of Security Holders
            and Use of Proceeds...............................................45
  Item 15.  Controls and Procedures...........................................45
  Item 16A. Audit Committee Financial Expert..................................45
  Item 16B. Code of Ethics....................................................45
  Item 16C. Principal Accountant Fees and Services............................45
  Item 16D. Exemptions from the Listing Standards for Audit Committees........45
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers........................................................45
PART III......................................................................46
  Item 17. Financial Statements...............................................46
  Item 18. Financial Statements...............................................46
  Item 19. Exhibits...........................................................46

                           FORWARD-LOOKING STATEMENTS

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we", "us", "our", "The Company", all refer to Diana Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2001, 2002, 2003 and 2004 and for the four year periods ended December 31, 2004 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), independent registered public accounting firm. We refer you to the notes to our consolidated financial statements as of December 31, 2003 and 2004, for a discussion of the basis on which our consolidated financial statements are presented. We have not included financial information as of and for the year ended December 31, 2000 due to the unreasonable effort or expense of preparing such information. The following data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements as of December 31, 2003 and 2004 and notes thereto and other financial information included elsewhere in this annual report.

                                                                   As of and for the
                                                                Year Ended December 31,
                                                 2001            2002            2003            2004
                                              ------------    ------------    ------------    ------------
                                                              (in thousand of US dollars,
                                                          except for share and per share data)
Income Statement Data:

Voyage and time charter revenues              $     11,359          11,942          25,277    $     63,839
Voyage expenses                                      1,494             946           1,549           4,330
Vessel operating expenses                            3,432           3,811           6,267           9,514
Depreciation                                         2,347           3,004           3,978           5,087
Management fees                                        456             576             728             947
Executive management services and rent               1,363           1,404           1,470           1,528
General and administrative expenses                     70             140             123             300
Foreign currency losses (gains)                        (17)              5              20               3
                                              ------------    ------------    ------------    ------------
Operating income                                     2,214           2,056          11,142          42,130
                                              ------------    ------------    ------------    ------------
Interest and finance cost                           (2,690)         (2,001)         (1,680)         (2,165)
Interest income                                         84              21              27             136
Gain on vessel's sale                                   --              --              --          19,982
                                              ------------    ------------    ------------    ------------
Net income (loss)                             $       (392)             76           9,489    $     60.083
                                              ------------    ------------    ------------    ------------
Basic earnings (loss) per share                      (0.11)           0.02            0.37            2.17
                                              ============    ============    ============    ============
Weighted average basic shares outstanding        3,683,333       4,297,161      25,340,596      27,625,000
                                              ============    ============    ============    ============
Diluted earnings (loss) per share                    (0.11)           0.00            0.37            2.17
                                              ============    ============    ============    ============
Weighted average diluted shares outstanding      3,683,333      18,416,667      25,340,596      27,625,000
                                              ============    ============    ============    ============

                                                                  As of and for the
                                                               Year Ended December 31,
                                                 ---------------------------------------------------
                                                    2001          2002          2003          2004
                                                 ---------     ---------     ---------     ---------
                                                             (in thousand of US dollars,
                                                         except for share and per share data)
Balance Sheet Data:
Cash and cash equivalents                        $   1,310     $   1,867     $   7,441     $   1,758
Total current assets                                 3,229         3,347         9,072         3,549
Total assets                                        83,498        79,947       134,494       155,636
Total current liabilities                            5,536         5,863         9,107        11,344
Long-term debt (including current portion)          57,646        53,810        82,628        92,246
Total stockholders' equity                          23,118        23,482        48,441        59,052

Cash Flow Data:
Net cash flow provided by operating activities   $   5,131     $   5,451     $  15,218     $  47,379
Net cash flow used in investing activities         (53,011)           --       (52,723)      (11,778)
Net cash flow provided by (used in) financing
  activities                                        47,993        (4,894)       43,079       (41,284)

Fleet Data: (1)
Average number of vessels (2)                          3.2           4.0           5.1           6.3
Number of vessels at end of period                     4.0           4.0           6.0           7.0
Weighted average age of fleet (in years)               0.8           1.8           2.9           3.4
Ownership days (3)                                   1,155         1,460         1,852         2,319
Available days (4)                                   1,139         1,460         1,852         2,319
Operating days (5)                                   1,126         1,459         1,845         2,315
Fleet utilization (6)                                 98.9%         99.9%         99.6%         99.8%

Average Daily Results: (1)
Time charter equivalent (TCE) rate (7)           $   8,661     $   7,532     $  12,812     $  25,661
Daily vessel operating expenses (8)                  2,971         2,610         3,384         4,103

(1) The fleet data and average daily results presented above do not give effect to our sale of the Amfitrite. In October 2004, prior to the delivery of the Amfitrite to us, we entered into a memorandum of agreement to sell the vessel to Orthos Shipping Corporation, an unaffiliated third party, upon its delivery to us for a total purchase price of $42.0 million. We elected to sell the Amfitrite rather than include it in our operating fleet in order to take advantage of strong market conditions and to sell the vessel at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purposes of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet or financial statements. Please see the section of this report entitled "Operating and Financial Review and Prospects - Sale of the Amfitrite".

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(5) Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(7) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

                                                      Year Ended
                                                     December 31,
                                       ----------------------------------------
                                         2001       2002       2003       2004
                                       -------    -------    -------    -------
                                        (in thousands of US dollars, except for
                                          TCE rates, which are expressed in US
                                               dollars, and available days)

     Voyage and time charter revenues   11,359     11,942     25,277     63,839
     Less: voyage expenses              (1,494)      (946)    (1,549)    (4,330)
                                       -------    -------    -------    -------

     Time charter equivalent revenues    9,865     10,996     23,728     59,509
                                       =======    =======    =======    =======

     Available days                      1,139      1,460      1,852      2,319
     Time charter equivalent (TCE) rate  8,661      7,532     12,812     25,661

(8) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

         Charter hire rates for dry bulk carriers are near historically high levels and may decrease in the future, which may adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers are currently near historically high levels. Because we generally charter our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

     o    demand for and production of dry bulk products;
     o    global and regional economic conditions;
     o    the distance dry bulk is to be moved by sea; and
     o    changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;
     o    the scrapping rate of older vessels;
     o    vessel casualties; and
     o    the number of vessels that are out of service.

We anticipate that the future demand for our dry bulk carriers will be dependent upon continued economic growth in the world's economies, including China, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels, which are near historically high levels, may decrease, which could limit the amount of funds that we can borrow under our credit facility

The fair market values of our vessels have generally experienced high volatility and market prices for secondhand Panamax and Capesize dry bulk carriers are currently near historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines we may not be able to obtain other financing or incur debt in the future on terms that are acceptable to us or at all.

The market values of our vessels, which are near historically high levels, may decrease, which could cause us to breach covenants in our credit facility and adversely affect our results of operations, financial condition and our ability to pay dividends

If the market values of our vessels, which are near historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our results of operations, financial condition and our ability to pay dividends.

World events could affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of our vessels are currently in compliance with the ISM Code.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

We are dependent on short-term time charters in a volatile shipping industry and a decline in charter hire rates would affect our results of operations and ability to pay dividends

We charter our vessels primarily pursuant to short-term time charters, although we recently entered into time charters in excess of two and one-half years for three of the vessels in our combined fleet and we may in the future employ additional vessels on longer-term time charters. Although dependence on short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. While current dry bulk carrier charter rates are high, the market is volatile, and in the past short-term time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

We cannot assure you that our board of directors will declare dividends

Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of our credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that dividends will be paid in accordance with our dividend policy or at all.

We may have difficulty managing our planned growth properly

The delivery of the first of our two new Panamax dry bulk carriers in August 2004 and February 2005, the acquisition of one secondhand Capesize dry bulk carrier in February 2005 and the acquisition of our second new Panamax dry bulk carrier in May 2005 have resulted in a significant increase of the size of our fleet. The addition of these vessels to our fleet, as well as our expected acquisition of our fleet manager, will impose significant additional responsibilities on our management and staff and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

We intend to continue to grow our fleet following the delivery of our second new Panamax dry bulk carrier. Our future growth will primarily depend on:

     o    locating and acquiring suitable vessels;
     o    identifying and consummating acquisitions or joint ventures;
     o    enhancing our customer base;
     o    managing our expansion; and
     o    obtaining required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility may impose financial and other restrictions on us

We have a secured revolving credit facility with The Royal Bank of Scotland Plc that we intend to use to finance future vessel acquisitions, our acquisition of our fleet manager and our working capital requirements. Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our combined fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facility are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facility without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

The credit facility will also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

     o pay dividends or make capital expenditures if we do not repay amounts drawn under the credit facility, if there is a default under the credit facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;
     o incur additional indebtedness, including through the issuance of guarantees;
     o    change the flag, class or management of our vessels;
     o    create liens on our assets;
     o    sell our vessels;
     o enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months;
     o merge or consolidate with, or transfer all or substantially all our assets to, another person; and
     o    enter into a new line of business.

Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facility

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facility. While we intend to refinance amounts drawn under our credit facility with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our Chief Financial Officer, Mr. Konstantinos Koutsomitopoulos, our President, Mr. Anastassis Margaronis and our Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

     o    marine disaster;
     o    environmental accidents;
     o    cargo and property losses or damage;
     o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
     o    piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2004, the seven vessels in our operating fleet had a weighted average age of 3.4 years. Upon the delivery of our second new Panamax dry bulk carrier in May 2005, our combined fleet consisted of nine Panamax dry bulk carriers and one Capesize dry bulk carrier and had a weighted average age of 3.6 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or "the Code", 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption.

If, for some reason not currently anticipated, we are not entitled to this exemption under Code Section 883, we and our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. In the year ended December 31, 2004, approximately 24% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 12% of our shipping income would be treated as derived from U.S. sources for the year ended December 31, 2004. In the absence of exemption from tax under Code Section 883, we would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.3 million for the year ended December 31, 2004.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations--United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenues from a small number of charterers. During 2004 and 2003 approximately 76% and 75% of our revenues derived from four charterers, respectively. If one or more of these charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and acquire our fleet manager, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet or acquire our fleet manager, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee of a continuing public market for you to resell our common stock will develop

Our common shares were commenced trading on the New York Stock Exchange in March 2005. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

     o actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
     o    mergers and strategic alliances in the dry bulk shipping industry;
     o market conditions in the dry bulk shipping industry and the general state of the securities market.
     o    changes in government regulation;
     o shortfalls in our operating results from levels forecast by securities analysts; and
     o    announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote

Entities affiliated with our Chairman and Chief Executive Officer and Fortis Bank (Nederland) N.V. currently own, directly or indirectly, approximately 64.4% of our outstanding common stock. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We intend to issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, of which 40,000,000 shares are outstanding. Our stockholders of record prior to our initial public offering in March 2005 own 25,768,750 shares, or approximately 64.4%, of our outstanding common stock. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholders have entered into. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of our initial public offering in March 2005, without the prior written consent of the underwriters in our initial public offering. However, the underwriters in our initial public offering may, in their sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

     o authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;
     o providing for a classified board of directors with staggered, three year terms;
     o    prohibiting cumulative voting in the election of directors;
     o authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;
     o    prohibiting stockholder action by written consent;
     o    limiting the persons who may call special meetings of stockholders;
          and
     o establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.  Information on the Company

A. History and development of the Company

We are Diana Shipping Inc., a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Our executive offices are located at Pentelis 16, 175 64 Palaio Faliro, Athens Greece. Our telephone number is +30-210-947-0100.

B. Business overview

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes that currently has a total capacity of 0.8 million dwt. Please see information in the section "Our Fleet", below. During 2002, 2003 and 2004, we had a fleet utilization of 99.9%, 99.6% and 99.8%, respectively, our vessels achieved daily time charter equivalent rates of $7,532 $12,812 and $25,661, respectively, and we generated revenues of $11.9 million, $25.3 million and $63.8 million, respectively.

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

     o We own a modern, high quality fleet of dry bulk carriers that enable us to reduce operating costs, improve safety and have a competitive advantage in securing favorable time charters.
     o Our fleet includes two groups of sister ships that provides us with operational and scheduling flexibility, operational efficiency and enables us to realize cost savings when maintaining, supplying and crewing our vessels.
     o We have an experienced management team, which consists of experienced executives that have an average of more than 20 years of operating experience in the shipping industry.
     o We benefit from strong relationships with members of the shipping and financial industries that will enable us to continue to grow our business.
     o We have a strong balance sheet and we do not have any indebtedness outstanding that enable us to use cash flow that would otherwise be dedicated to servicing debt for other purposes, including funding operations and making dividend payments.

Our Business Strategy

Our main objective is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

o Continue to operate a high quality fleet. We believe that our ability to maintain and increase our customer base will depend on the quality of our fleet. We intend to limit our acquisition of ships to vessels that meet rigorous industry standards and that are capable of meeting charterer certification requirements. At the same time, we intend to maintain the quality of our existing fleet by carrying out regular inspections of our vessels and implementing appropriate maintenance programs for each vessel.

o Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to earnings and dividends per share. We expect to focus our dry bulk carrier acquisitions primarily on Panamax and Capesize dry bulk carriers. We believe that Panamax dry bulk carriers are subject to relatively less volatility in charter hire rates and are able to access a greater number of ports and carry a broader range of cargo compared to larger vessels. Capesize dry bulk carriers offer economies of scale due to their increased cargo carrying capacity and provide relatively stable cash flows and high utilization rates due to their generally being employed on longer term time charters compared to smaller carriers. We intend to continue to monitor developments in market conditions regularly and may acquire other dry bulk carriers when those acquisitions would, in our view, present favorable investment opportunities. We may also consider acquisitions of other types of vessels but do not intend to acquire tankers. We intend to capitalize on the experience and expertise of our management team when making acquisition related decisions and expect to continue to place an emphasis on sister ships.

o Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters. While we expect to continue to pursue short-term time charter employment for our Panamax dry bulk carriers, we entered into time charters in excess of two and one-half years for three of the vessels in our combined fleet. We believe that employing short-term time charters generally increases our flexibility in responding to market developments and assists us in enhancing the amount of charter hire that we are paid, particularly during periods of increasing charter hire rates, while long-term time charters provide us the benefit of relatively stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust our charter hire periods according to market conditions. We may in the future extend the charter periods for additional vessels in our fleet to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. Given the size of our fleet, we believe that adding one or more additional long-term time charters to our charter portfolio will reduce our potential exposure to the adverse effects of any market downturn without materially affecting our ability to take advantage of short-term market opportunities.

o Maintain a strong balance sheet with low leverage. After completion of the offering in March 2005, we used a portion of the net proceeds to repay all of our outstanding indebtedness. In the future, we expect to draw funds under our credit facility to fund vessel acquisitions and to finance our acquisition of our fleet manager. We intend to repay our acquisition related debt from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels. We believe that maintaining a low level of leverage will allow us to maintain a strong balance sheet and will provide us with flexibility in pursuing acquisitions that are accretive to earnings and dividends per share. We also believe that maintaining a low level of indebtedness will allow us to remain competitive in adverse market conditions, particularly when compared to competitors who are burdened with significant levels of debt.

o Maintain low cost, highly efficient operations. We believe that we are a cost-efficient and reliable owner and operator of dry bulk carriers due to the strength of our management team and the quality of our vessels. We intend to actively monitor and control vessel operating expenses without compromising the quality of our vessel management by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members and taking advantage of the economies of scale that result from operating a fleet of sister ships.

o Capitalize on our established reputation. We believe that we have an established reputation in the dry bulk shipping industry for maintaining high standards of performance, reliability and safety. We intend to capitalize on this reputation in establishing and maintaining relationships with major international charterers who consider the reputation of a vessel owner and operator when entering into time charters and with shipyards and financial institutions who consider reputation to be an indicator of creditworthiness.

Our Fleet

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. As of December 31, 2004, our operating fleet consisted of seven modern Panamax dry bulk carriers that had a combined carrying capacity of more than 525,000 dwt and a weighted average age of 3.4 years.

We took delivery of two Panamax dry-bulk carrier newbuildings from a Chinese shipyard that have a carrying capacity of 73,691 dwt each, in February and May, 2005. We also purchased a secondhand Capesize dry bulk carrier with a carrying capacity of 169,883 dwt that we took delivery of in February, 2005. Upon the delivery of these three vessels, our combined fleet consisted of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that had a combined carrying capacity of 842,278 dwt and a weighted average age of 3.6 years as of May 9, 2005. We funded the $18.0 million balance of the final payment installment due upon delivery of the first Panamax dry bulk carrier and the $58.0 million balance of the purchase price due upon delivery of the Capesize dry bulk carrier with borrowings under new bank loans. We repaid this indebtedness and financed the final payment installment due on the second Panamax dry bulk carrier with a portion of the net proceeds from our initial public offering in March 2005. In connection with our acquisition of the Capesize dry bulk carrier, we also were required to pay an unaffiliated ship broker a commission equal to two percent of the purchase price and one time additional expenses of approximately $0.8 million for initial provisioning, stores and spare parts, which we also financed with a portion of the net proceeds from our initial public offering in March, 2005.

As of May 9, 2005, our fleet consists of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that have a combined carrying capacity of 842,278 dwt and a weighted average age of 3.6 years.

The following table presents certain information concerning the dry bulk carriers in our combined fleet.

                                                                                             Daily Time
                                                                    Time Charter               Charter      Sister
Vessel          Operating Status     Dwt       Age (1)           Expiration Date (2)          Hire Rate    Ships (3)
-----------   --------------------   -------   ---------   -------------------------------   -----------   ---------
Nirefs        Delivered Jan. 2001     75,311   4.3 years   Aug. 6, 2005 to Oct. 6, 2005      $    40,000       A
Alcyon        Delivered Feb. 2001     75,247   4.2 years   Oct. 15, 2007 to Feb. 15, 2008    $    22,582       A
Triton        Delivered March 2001    75,336   4.1 years   Nov. 27, 2005 to Jan. 27, 2006    $    37,300       A
Oceanis       Delivered May 2001      75,211   3.9 years   Aug. 20, 2005 to Nov. 5, 2005     $    30,650       A
Dione         Acquired May 2003       75,172   4.3 years   Nov. 4, 2005 to Jan. 19, 2006     $    32,500       A
Danae         Acquired July 2003      75,106   4.3 years   Jan. 13, 2007 to April 12, 2007   $    30,000       A
Protefs       Delivered Aug. 2004     73,630   0.7 years   Aug. 5, 2005 to Oct. 20, 2005     $    31,000       B
Calipso       Delivered Feb. 2005     73,691   0.3 years   July 5, 2005 to Sept. 5, 2005     $    40,000       B
Pantelis SP   Delivered Feb. 2005    169,883   6.2 years   Jan. 25, 2008 to March 25, 2008   $    47,500       -
Clio          Delivered May 2005      73,691   0.0 years   On about July 11, 2005            $    19,800       B

     (1)  As of May 9, 2005.

     (2) The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

     (3) Each dry bulk carrier is a sister ship of each other dry bulk carrier that has the same letter.

Each of our vessels is owned through a separate wholly-owned Panamanian subsidiary.

We charter our dry bulk carriers to customers primarily pursuant to time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay (through our fleet manager) commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter. We also pay a commission equal to 2% of the total daily charter hire rate of each vessel charter to our fleet manager.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust the charter hire periods for our vessels according to market conditions. Historically, we have primarily employed short-term time charters that have ranged in duration from three to twelve months. However, we have recently entered into time charters in excess of two and one-half years for three of the vessels in our combined fleet and we may in the future extend the charter periods for some of the vessels in our fleet.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

     Sale of the Amfitrite

In 2002, we entered into a newbuilding contract with the Jiangnan shipyard providing for the construction of the Amfitrite, a Panamax dry bulk carrier with a carrying capacity of 74,000 dwt, for a total price of $20.2 million. In October 2004, prior to the completion of the vessel's construction, we entered into a memorandum of agreement to sell the Amfitrite to an unaffiliated third party on the vessel's delivery to us for cash consideration of $42.0 million. We elected to dispose of the vessel rather than include it in our operating fleet in order to take advantage of the opportunity to sell the newbuilding at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purposes of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet. In December 2004, we distributed a portion of the cash received from the sale as part of a $34.0 million cash dividend distributed to our stockholders as of December 31, 2004.

Seafaring Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen. Our fleet manager is responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to our fleet manager by Cosmos Marine Management S.A. and Crossworld Marine Services Inc., two independent crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors and with owners of Capesize dry bulk carriers. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,500 independent dry bulk carrier owners.

Credit Facility

We have entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc. The credit facility may be used to fund our acquisitions of vessels and companies with shipping interests and our working capital requirements in an amount not to exceed $30.0 million, including up to $20.0 million for our acquisition of our fleet manager. Please see Item 5.B. for additional information about our credit facility.

Our Customers

We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as Sangamon Transportation (Dreyfus), Deiulemar Compagnia di Navigazione, Green Island Shipping, Cobelfret S.A., Navios International Inc., Cargill International S.A., Bottiglieri di Navigazione S.p.A. and Cosco Europe GmBH. During 2004, four of our customers accounted for 76% of our revenues. These customers were Cosco Bulk Carriers (25%), Cobelfret S.A. (15%), Cargill International S.A. (20%) and Navios International Inc. (16%). During 2003, four customers accounted for approximately 75% of our revenues. These customers were Cosco Europe GmBH (25%), Bottiglieri di Navigazione S.p.A. (20%), Cobelfret S.A. (15%) and Deiulemar Compagnia di Navigazione (15%).

Management of Our Fleet

The strategic, commercial and technical management of our fleet historically has been carried out by an affiliated company pursuant to separate management agreements between each of our wholly-owned vessel owning subsidiaries and our fleet manager. Diana Shipping Agencies S.A., or DSA, provided us with these management services from our founding through November 12, 2004, at which time responsibility for the commercial and technical management of our fleet was transferred to Diana Shipping Services S.A., or DSS, and the strategic management of our fleet was assumed by us. DSA and DSS are each majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSA and DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors.

Under our management agreements, our fleet manager has historically been responsible for providing us with:

     o commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers;

     o strategic management services, which include providing us with strategic guidance with respect to locating, purchasing, financing and selling vessels;

     o technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

     o shoreside personnel who carry out the management functions described above.

In addition, we have entered into a separate agreement with our fleet manager pursuant to which the fleet manager has agreed to provide us with office space and secretarial services at its offices in Athens, Greece until our acquisition of DSS. The fair value of the annual rental for the office space and the secretarial services during 2004 was $146 thousand.

Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis, and Mr. Ioannis Zafirakis became executive officers and employees of our Company. On February 21, 2005, Mr. Monastiriotis became an executive officer of our Company, although he continues to provide his services to us pursuant to his employment with our fleet manager.

In exchange for providing us with the services, personnel and office space described above, we have historically paid our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $12 thousand per month for each vessel in our operating fleet, which increased to $15 thousand per month per vessel as of November 12, 2004.

     Acquisition of Our Fleet Manager

We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following our initial public offering for $20.0 million in cash. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of the initial public offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of the initial public offering. We expect the DSS stockholders to sell their outstanding shares of DSS to us during the 12 months following the initial public offering and intend to exercise our option if they do not do so.

If we acquire DSS, DSS will become our wholly-owned subsidiary and the 2% commission and management fees that we pay for its management services will be eliminated from our consolidated financial statements as intercompany transactions. A historical breakdown of the amounts that we have paid to DSA and DSS (after November 12, 2004) is presented in the following table.

                                    Year Ended December 31,
                              ----------------------------------
                              2002           2003           2004
                              -----          -----          -----
                                (in thousands of U.S. dollars)
     Commissions                239            506          1,276
     Management fees            576            728            947
                              -----          -----          -----

     Total                      815          1,234          2,223
                              =====          =====          =====

If we acquire DSS, we will also be required to pay its operating and other expenses. We expect that the incurrence of these additional expenses, together with the expenses for running a public company, following our initial public offering, and the enlargement of our fleet, will increase the amount of general and administrative expenses that we report during future periods and that such amounts will likely offset the effect of the elimination of the 2% commissions and management fees from our reported results.

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2004, approximately
2.4 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.45 billion tons, an increase of 24.3%. One of the main reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 148 million tons in 2003. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

The global dry bulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

     o Capesize vessels which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

     o Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

     o Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

     o Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 2005, the global dry bulk carrier orderbook amounted to 66.89 million dwt, or 20.7% of the existing fleet, with most vessels on the orderbook expected to be delivered within 36 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.

Charter Hire Rates

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China.

Vessel Prices

Vessel prices, both for newbuildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the dry bulk shipping industry. Because sectors of the shipping industry (dry bulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in a premium to the purchase price. Consequently, the market has witnessed secondhand prices for five year old Panamax and Capesize dry bulk carriers reaching higher levels than those being "quoted" for comparably sized newbuildings for delivery about three years forward.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this report.

     International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Annex VI to the International Convention for the Prevention of Pollution from Ships has been adopted by the IMO to address air pollution from ships. Annex VI, which became effective in May 2005, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels now comply with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this report, each of our vessels is ISM code-certified.

     The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

     o    natural resources damage and the costs of assessment thereof;
     o    real and personal property damage;
     o    net loss of taxes, royalties, rents, fees and other lost revenues;
     o lost profits or impairment of earning capacity due to property or natural resources damage; and
     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;
     o    on-board installation of ship security alert systems;
     o    the development of vessel security plans; and
     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

     General

The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

     Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

     Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C. Organizational structure

Diana Shipping Inc. is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under
Item 18.

D. Property, plants and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A. Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term time charters, although we have recently entered into time charters in excess of two and one-half years for three of our vessels. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from two to twelve months, we may employ additional vessels on longer-term time charters in the future.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

     o Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

     o Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

     o Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

     o Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

     o TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

                                                         As of and for the
                                                    Year Ended December 31,
                                             -----------------------------------
                                               2002        2003        2004
                                             ----------  ----------  -----------
          Ownership days                          1,460       1,852       2,319
          Available days                          1,460       1,852       2,319
          Operating days                          1,459       1,845       2,315
          Fleet utilization                       99.9%       99.6%       99.8%
          Time charter equivalent (TCE) rate     $7,532     $12,812     $25,661

     Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

     o    the duration of our charters;
     o    our decisions relating to vessel acquisitions and disposals;
     o    the amount of time that we spend positioning our vessels;
     o the amount of time that our vessels spend in dry-dock undergoing repairs;
     o maintenance and upgrade work; o the age, condition and specifications of our vessels;
     o    levels of supply and demand in the dry bulk shipping industry; and
     o other factors affecting spot market charter rates for dry bulk carriers.

Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days, and increases in spot market charter hire rates, which, due to the close relationship between spot market charter rates and short-term time charter rates, have resulted in an increase of our daily charter hire rates. At the same time, we have maintained relatively high vessel utilization rates.

     Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels' overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay (through our fleet manager) commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below.

The following table presents a breakdown of the commissions paid during the periods indicated.

                                                   Year Ended December 31,
                                             -----------------------------------
                                              2002           2003           2004
                                             -----          -----          -----
                                                (in thousands of U.S. dollars)

Commissions paid to unaffiliated and
  in-house ship brokers                        599          1,172          3,019
Commissions paid to fleet manager              239            506          1,276
                                             -----          -----          -----

Total                                          838          1,678          4,295
                                             =====          =====          =====

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to our recent acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier. We expect the 2% commissions that we pay our fleet manager are expected to be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of our fleet manager. However, this reduction in costs will be offset by the costs of operating the fleet directly as a result of the acquisition of DSS.

     Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further during 2005 as a result of our acquisitions of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

     Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier during the first five months of 2005.

     Management Fees

We have historically paid our fleet manager a fixed management fee of $12 thousand per month for each vessel in our operating fleet in exchange for providing us with strategic, technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the same services, as described above. We agreed with DSS, our current fleet manager, to increase the amount of the fixed management fee to $15 thousand per month for each vessel in our fleet with effect from November 12, 2004 in order to compensate DSS for increased management expenses that have resulted from the strengthening of the Euro relative to the U.S. dollar. The increase in management fees of $3 thousand per vessel per month will result in a $252 thousand annual increase of the management fees we pay for the vessels in our fleet as of November 12, 2004. Our management fees will increase further as a result of our acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier during the first five months of 2005 which will increase the number of vessels under management. However, these management fees are expected to be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of DSS.

     Executive Management Services and Rent

We recognize expenses relating to executive management services, as well as the value of the lease expense for the office space and the secretarial services that are provided to us at no additional charge by Diana Shipping Services S.A. The recognition of these expenses, for historical purposes, is based on our estimates of the value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. The value of the services and rent was determined by reference to the amounts that we intend to compensate our executive officers and to the lease agreement between DSS and the future owner of the office space that is presently occupied by DSS.

     General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. We expect general and administrative expenses to increase as a result of our initial public offering, the costs associated with running a public company and the enlargement of our fleet. Furthermore, we expect general and administrative expenses to increase in connection with our expected acquisition of our fleet manager, which will result in the recognition of additional expenses, including payroll expenses, relating to our fleet manager's operations.

     Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel specific debt of our subsidiaries. Although in March 2005, we used part of the proceeds of our initial public offering to repay all of our then outstanding debt, we incurred financing costs and we also expect to incur interest expenses under our credit facility in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

     Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

     Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. We believe that a 25 year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective.

     Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

     Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized dry- docking costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Results of Operations

     Year ended December 31, 2004 compared to the year ended December 31, 2003

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $38.5 million, or 152%, to $63.8 million for the year ended December 31, 2004, compared to $25.3 million for the same period in 2003. This increase was primarily attributable to an increase in the daily charter hire rates earned under our time charters and an increase in the number of operating days that we achieved. The increase in operating days during 2004 resulted primarily from the enlargement of our fleet following our acquisition of the Protefs in August 2004 and full operation of the Dione and the Danae acquired in May and July, 2003, respectively. In 2004, we had total operating days of 2,315 and fleet utilization of 99.8%, compared to 1,845 total operating days and a fleet utilization of 99.6% in 2003.

Voyage Expenses. Voyage expenses increased by $2.8 million, or 187%, to $4.3 million for the year ended December 31, 2004, compared to $1.5 million for the same period in 2003. This increase was attributable to increased commissions. Commissions paid during 2004 and 2003 to our fleet manager amounted to $1.3 million and $0.5 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $3.0 million and $1.2 million, respectively. The increase in commissions was primarily the result of improved trading conditions and charter hire rates and the increase in operating days in 2004, which increased the amount of revenue we reported.

Vessel Operating Expenses. Vessel operating expenses increased by $3.2 million, or 51%, to $9.5 million for the year ended December 31, 2004 compared to $6.3 million for the same period in 2003. This increase was primarily the result of the increased number of ownership days during 2004, resulting from the delivery of the Protefs in August 2004 and full operation of the Dione and Danae delivered in May and July 2004, respectively. Daily vessel operating expenses per vessel increased by $719, or 21%, to $4,103 for 2004, compared to $3,384 for 2003. This increase was mainly attributable to increased crew wages, the exchange rates of Euro to US dollars and increased costs of spares and repairs and maintenance. The increase in crew wages also resulted from our acquisition of the Dione, acquired in May 2003 and the Danae, acquired in July 2003, which, due to their flying the Greek flag, are required to employ a comparatively greater number of Greek officers and crew members, who are paid relatively higher wages (denominated in Euro) than our non-Greek officers and crew members.

Depreciation. Depreciation charges increased by $1.1 million, or 28%, to $5.1 million for the year ended December 31, 2004, compared to $4.0 million for the same period in 2003. This increase was primarily the result of increased number of vessels and ownership days during the period following our acquisition of the Protefs in August 2004 and full operation in 2004 of the Dione and Danae acquired in May and July 2003, respectively.

Management Fees. Management fees increased by $0.2 million, or 29%, to $0.9 million for the year ended December 31, 2004, compared to $0.7 million for the same period in 2003. This increase was attributable to the increased average number of vessels under management following our acquisition of the Protefs in August 2004, the full operation of the Dione and the Danae acquired in May and July 2003, respectively, as well as the increase in the monthly management fee from $12 thousand to $15 thousand in November 2004.

Interest and Finance Cost. Interest and finance cost increased by $0.5 million, or 29%, to $2.2 million for the year ended December 31, 2004, compared to $1.7 million for the same period in 2003. The increase in interest and finance cost was mainly attributable to an increase in our interest expense, which increased by $0.3 million, or 18%, to $2.0 million in 2004, compared to $1.7 million in 2003. The increase in interest expense resulted from an increase in the interest rates payable on our outstanding debt during 2004 and a $9.4 million increase in our total debt during the period.

     Year ended December 31, 2003 compared to the year ended December 31, 2002

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $13.4 million, or 113%, to $25.3 million for the year ended December 31, 2003, compared to $11.9 million for the same period in 2002. This increase was primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in charter hire rates was due to an increase in spot market and short-term time charter rates that began in September 2003. The increase in operating days during 2003 resulted primarily from the enlargement of our fleet following our acquisitions of the Dione on May 8, 2003 and the Danae on July 30, 2003 and the success of measures that we have undertaken to maintain a relatively high fleet utilization rate. In 2003, we had total operating days of 1,845 and fleet utilization of 99.6%, compared to 1,459 total operating days and a fleet utilization of 99.9% in 2002.

Voyage Expenses. Voyage expenses increased by $0.6 million, or 67%, to $1.5 million for the year ended December 31, 2003, compared to $0.9 million for the same period in 2002. This increase was attributable to increased commissions. Commissions paid during 2002 and 2003 to our fleet manager amounted to $0.2 million and $0.5 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $0.6 million and $1.2 million, respectively. The increase in commissions was primarily the result of improved trading conditions and charter hire rates and the increase in operating days in 2003, which increased the amount of revenue we reported. In addition, in 2003, we reported fuel savings of $0.2 million due to the variation in the prices of fuel at the time our vessels were delivered or re-delivered to charterers, compared to fuel expenses of $0.1 million in 2002.

Vessel Operating Expenses. Vessel operating expenses increased by $2.5 million, or 66%, to $6.3 million for the year ended December 31, 2003 compared to $3.8 million for the same period in 2002. This increase was primarily the result of the increased number of ownership days during 2003. To a lesser extent, the increase was due to our recognition of costs associated with the initial stocking of newly acquired vessels with spares and other consumable stores upon their delivery to us during the period. Daily vessel operating expenses per vessel increased by $774, or 30%, to $3,384 for 2003, compared to $2,610 for 2002. This increase was mainly attributable to increased Euro based expenses, including Greek officer and crew wages and other general rises in miscellaneous operating expenses. The increase in Greek officer and crew wages resulted from our acquisition of the Dione, acquired in May 2003 and the Danae, acquired in July 2003, which, due to their flying the Greek flag, are required to employ a comparatively greater number of Greek officers and crew members, who are paid relatively higher wages (denominated in Euro) than our non-Greek officers and crew members.

Depreciation. Depreciation charges increased by $1.0 million, or 33%, to $4.0 million for the year ended December 31, 2003, compared to $3.0 million for the same period in 2002. This increase was primarily the result of increased number of vessels and ownership days during the period following our acquisition of the Dione and the Danae in May and July 2003, respectively.

Management Fees. Management fees increased by $0.1 million, or 17%, to $0.7 million for the year ended December 31, 2003, compared to $0.6 million for the same period in 2002. This increase was attributable to the increased number of vessels under management following our acquisitions of the Dione and the Danae in May and July 2003, respectively.

Interest and Finance Cost. Interest and finance cost decreased by $0.3 million, or 15%, to $1.7 million for the year ended December 31, 2003, compared to $2.0 million for the same period in 2002. The decrease in interest and finance cost was mainly attributable to a reduction in our interest expense, which decreased by $0.2 million, or 11%, to $1.7 million in 2003, compared to $1.9 million in 2002. The decrease in interest expense resulted from a reduction in the interest rates payable on our outstanding debt during 2003, which more than offset the effects of a $29.1 million increase in our total debt during the period. During 2003, total long-term debt increased to $83.3 million compared with $54.2 million in 2002 due to our incurrence of additional debt under loan agreements entered into in March and July 2003 to partially finance the acquisition costs of the Dione and the Danae.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that following the completion of our initial public offering in March 2005 and taking into account generally expected market conditions, internally generated cash flow and borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

It is our intention to fund our future acquisition related capital requirements initially through borrowings under our credit facility and to repay those borrowings from time to time with the net proceeds of equity issuances. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels, and will allow us to distribute substantially all of our available cash as dividends to our stockholders as contemplated by our dividend policy. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Cash Flow

Cash decreased to $1.8 million as of December 31, 2004, compared to $7.4 million as of December 31, 2003. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $7.8 million as of December 31, 2004 due to the cash dividends of $34.0 million paid to our stockholders in December 2004.

     Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $32.2 million, or 212%, to $47.4 million for the year ended December 31, 2004 compared to $15.2 million in 2003. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year as well as the strengthening of the spot market, which resulted in an increase in our revenues. Net cash provided by operating activities increased by $9.7 million, or 176%, to $15.2 million for year ended December 31, 2003, compared to $5.5 million for the same period in 2002. This increase was primarily due to improved trading conditions and an increase in the number of operating days that we achieved during the year, which had a similar effect on our revenues.

The value of executive management services and rents in the historical financial statements as of December 31, 2002, 2003 and 2004 did not affect the net cash provided by operating activities. However, the value of such services is expected to affect future cash flows from operations.

     Net Cash Used In Investing Activities

Net cash used in investing activities was $11.8 million for 2004, consisting of the final installments that we paid in connection with our acquisitions of the Amfitrite and the Protefs and 10% advance payment for the acquisition of the second hand bulk carrier vessel Pantelis S.P, netted off with the proceeds from the subsequent sale of the Amfitrite. Net cash used in investing activities was $52.7 million for 2003, consisting of advances that we paid for the construction of our two new Panamax dry bulk carriers and the final installments that we paid in connection with our acquisitions of the Dione and the Danae. No cash was used in investing activities for 2002.

     Net Cash Provided By / Used In Financing Activities

Net cash used in financing activities was $41.3 million in 2004. In 2004, we borrowed $15.7 million of long-term debt, to partially finance the acquisition of the Protefs; we repaid $6.3 million of outstanding long-term debt and paid to our stockholders $51.0 million cash dividends. Net cash provided by financing activities was $43.1 million for 2003, consisting of $14.0 million in cash from the issuance of common stock, $33.5 million from borrowings of long-term debt to partially finance the acquisition of vessels, which were offset by $4.4 million used to repay outstanding long-term debt and $0.4 million used to pay related financing costs. Net cash used in financing activities was $4.9 million for 2002. In 2002, we repaid $3.9 million of outstanding long-term debt and paid our stockholders a $1.1 million cash dividend.

Credit Facility

In February 2005, we concluded an agreement for a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc, which we believe will provide us with the necessary liquidity in order to proceed with acquisitions of new vessels and companies with shipping interests. Our credit facility also permits us to borrow up to $30.0 million for working capital, including up to $20.0 million to finance the acquisition of our fleet manager. Because our strategy involves limiting the amount of debt that we have outstanding, we intend to draw funds under our credit facility to fund acquisitions and, as necessary, our working capital needs and to repay our acquisition related debt from time to time with the net proceeds of future equity issuances.

The credit facility has a term of ten years. We are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit will be $230.0 million for a period of five years from the date of the loan agreement at which time the facility limit will be reduced to $210.0 million. Thereafter, the facility limit will be reduced by $13.5 million semi-annually over a period of five years with a final reduction of $75.0 million at the time of the last semi-annual reduction. Our ability to borrow funds for working capital purposes will be subject to review and renewal eighteen months from the date we signed the loan agreement and thereafter will be subject to review and renewal on an annual basis. If the lender elects to reduce the amount of funds that we may borrow for working capital purposes, the facility limit will be reduced by a corresponding amount.

Our obligations under the credit facility are secured by a first priority mortgage on each of the vessels in our combined fleet and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires us to either mortgage new vessels to our lender or obtain our lender's consent before we mortgage those vessels to third parties. We may grant additional security from time to time in the future.

Our ability to borrow amounts under the credit facility is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our combined fleet have an aggregate value of not less than $350.0 million and that the vessels in our fleet that secure our obligations under the credit facility are sufficient to satisfy minimum security requirements. To the extent that the value of the vessels in our combined fleet falls below $350.0 million, our availability under the credit facility will either be proportionately reduced or we will be required to provide the facility agent with additional security in an amount that will, in its reasonable opinion, be adequate to compensate for such deficiency. To the extent that the vessels in our fleet that secure our obligations under the credit facility are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control. Interest on amounts drawn will be payable at a rate of 1.0% per annum over LIBOR.

Our credit facility does not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant. If we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period will be reduced by any interest or principal payments that we are required to make.

C. Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2004, as adjusted to reflect our entry into an agreement relating to our acquisition of our fleet manager:

                                                        Three    More
                                      Within   One to    to      than
                                       One     Three     Five    Five
                                       Year    Years    Years    years     Total
                                      ------   ------   ------   ------   ------
                                            (in thousands of U.S. dollars)

Bank loans (1)                         7,078   14,155   14,155   57,329   92,717
Panamax newbuilding contracts (1)     28,407       --       --       --   28,407
Capesize purchase agreement (2)       57,150       --       --       --   57,150
Fleet manager purchase option (3)     20,000       --       --       --   20,000

----------

     (1) As of December 31, 2004, we had $92.7 million of indebtedness outstanding under loans from banks, of which $2.3 million was repaid in January 2005 ($0.6 million) and February 2005 ($1.7 million). In February 2005, we incurred an additional $76.0 million of long-term debt under new bank loans to finance the delivery of one of our new Panamax dry bulk carriers and our secondhand Capesize dry bulk carrier. Giving effect to the repayment of $2.3 million of our outstanding indebtedness and the incurrence of an additional $76.0 million of new indebtedness described above, we had $166.4 million of indebtedness outstanding immediately prior to the closing of our initial public offering in March 2005, which was fully repaid with part of the proceeds of the offering.

     (2) We entered into an agreement to purchase a secondhand Capesize dry bulk carrier on November 19, 2004. We paid $6.3 million of the purchase price upon the signing of the agreement and paid the balance of the purchase price with borrowings under a new bank loan in February 2005 when the vessel was delivered to us.

     (3) We have entered into an agreement with the stockholders of our fleet manager pursuant to which the stockholders may sell all, but not less than all, of their outstanding shares of our fleet manager to us during the twelve month period following our initial public offering for $20.0 million in cash. Under the terms of the agreement, if the stockholders do not sell their outstanding shares to us prior to the one year anniversary of the initial public offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of the initial public offering.

We have repaid all outstanding bank debt with the proceeds of our initial public offering and we intend to use our credit facility as a potential source of liquidity in connection with acquisitions.

On November 12, 2004, we entered into new management agreements with DSS, our fleet manager, with respect to each vessel in our operating fleet. Under these agreements, we pay a monthly flat fee of $15 thousand per vessel and a 2% commission on revenues for the services of DSS. These contracts are for a non-specific period of time, provided that they may be terminated by either party giving three months' notice at any time and without any justification, but always in writing. We expect that within one year of our initial public offering in March 2005, amounts paid to our fleet manager will be eliminated from our consolidated financial statements as intercompany transactions on our anticipated acquisition of DSS.

We have entered into an agreement with our fleet manager pursuant to which the fleet manager has agreed to provide us with office space and secretarial services for no additional charge until our acquisition of DSS. The annual fair value for the office space rent and secretarial services during 2004 is estimated to be $146 thousand.

We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements we were provided with free lubricants providing that we would remain exclusively supplied by the specific supplier for a period of five years from the date of the first supply of each vessel. For more information, please see notes to the consolidated financial statements as of December 31, 2003 and 2004 included herein.

Capital Expenditures

We make capital expenditures from time to time in connection with our newbuilding programs and vessel acquisitions. Our recent vessel acquisitions consist of a new Panamax dry bulk carrier and a secondhand Capesize dry bulk carrier that were delivered to us in February 2005. We funded the $18.0 million balance of the final payment installment due upon delivery of the new Panamax dry bulk carrier and the $58.0 million balance of the purchase price due upon delivery of the secondhand Capesize dry bulk carrier with borrowings under new bank loans. Those borrowings were repaid immediately after our initial public offering in March 2005, with a portion of the net proceeds. The second of our two new Panamax dry bulk carriers was delivered in May 2005. The total contract price for the new Panamax carrier was $20.3 million and was paid in installments. As of December 31, 2004, we had paid $6.1 million of the purchase price with advance payments that have the benefit of a refund guarantee from the Bank of China. In April 2005, we paid the final installment of $14.2 on the new Panamax dry bulk carrier with a portion of the proceeds from the offering. Currently, we do not have any commitments for capital expenditures.

In addition to our further acquisitions that we may undertake in future periods, we will incur additional capital expenditures in 2006 when six of our ten vessels undergo special surveys. We anticipate that this process of recertification will require us to reposition these vessels from a discharge port to shipyard facilities, which we believe will reduce our available days and operating days during the period. The lost earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We believe that the funding of these requirements will be met with available cash on hand.

Dividend Payments

We paid our stockholders cash dividends of $1.1 million in December 2002, $17.0 million in September 2004 and $34.0 million in December 2004. We also declared a dividend of $14.0 million in February 2005 that was paid in March 2005 to stockholders of record in February 2005. In May 2005, we declared a dividend of $3.2 million payable in June 2005 to all stockholders of record as of May 16, 2005, respresenting the 14-day stub period from March 18 to March 31, 2005.

We will record our acquisition of our fleet manager at historical cost due to the fact that we and our fleet manager are under common control. The amount of the purchase price that exceeds the carrying value of our fleet manager's net assets ($19.3 million) is considered to be a preferential deemed dividend and will be reflected as a reduction in net income in the period the acquisition is consummated.

D. Off-balance Sheet

Arrangements We do not have any off-balance sheet arrangements.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name                            Age                                 Position
----                            ---                                 --------

Simeon Palios                   63   Class I Director, Chief Executive Officer
                                     and Chairman
Anastassis Margaronis           49   Class I Director and President
Ioannis Zafirakis               33   Class I Director, Vice President and
                                     Secretary
Konstantinos Koutsomitopoulos   37   Chief Financial Officer and Treasurer
Evangelos Monastiriotis         54   Chief Accounting Officer
William (Bill) Lawes            61   Class II Director
Konstantinos Psaltis            66   Class II Director
Boris Nachamkin                 71   Class III Director
Apostolos Kontoyannis           56   Class III Director

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 38 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelors degree in Marine Engineering from Durham University.

Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 25 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union. He holds a bachelors degree in Economics from the University of Warwick and a master's degree from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelors degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Konstantinos Koutsomitopoulos has served as our Chief Financial Officer and Treasurer since February 21, 2005, during which time he has been responsible for overseeing our accounting and finance matters. Prior to becoming our Chief Financial Officer, Mr. Koutsomitopoulos provided similar services to us since joining our Company in October 2004. Mr. Koutsomitopoulos also serves as an employee of our DSS. Having a family background in shipping, Mr. Koutsomitopoulos joined Pegasus Shipping Inc., a reporting company in the United States, in 1992. From 1997 to 2002, Mr. Koutsomitopoulos was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Prior to joining our Company in 2004, Mr. Koutsomitopoulos served as an independent financial adviser, primarily serving members of the shipping industry. He has 15 years of experience in shipping and in particular shipping finance. Mr. Koutsomitopoulos graduated from the University of Athens in 1989 with a bachelor's degree in Economics and from City University Business School in London in 1991 with a master's degree in Shipping, Trade and Finance.

Evangelos Monastiriotis has served as our Chief Accounting Officer, pursuant to his employment with DSS, since February 21, 2005. Mr. Monastiriotis joined the accounting department of our fleet manager in 1980 and has been responsible for the preparation of its financial statements. Prior to 1980, Mr. Monastiriotis was employed by the Piraeus branch of Moore Stephens & Co., Chartered Accountants. In 1998, he was elected Vice-President of the Economic Chamber of Greece. Mr. Monastiriotis graduated from the Economic University of Athens in 1974 with a bachelor's degree in Economics and Business Administration.

William (Bill) Lawes has agreed to serve as a Director and the Chairman of our Audit Committee effective as of the closing of our initial public offering in March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is currently a member of the International Maritime Industries' Forum. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has agreed to serve as a Director effective as of the closing of our initial public offering in March 2005. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Boris Nachamkin has agreed to serve as a Director and as a member of our Compensation Committee effective as of the closing of our initial public offering in March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping, based in Paris, for Credit Agricole Indosuez between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm.

Apostolos Kontoyannis has agreed to serve as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as of the closing of our initial public offering in March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate
Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

B. Compensation

The aggregate compensation paid to members of our senior management was $0 for the year ended December 31, 2004. We did not pay any benefits in 2004. We do not have a retirement plan for our officers or directors. Non-employee directors receive annual fees in the amount of $40 thousand plus reimbursement of their out-of-pocket expenses. Each non-executive serving as chairman or member of the committees receives annual fees of $20 thousand and $10 thousand, respectively, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The term of our Class I directors expires in 2006, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008. Our Class II and Class III directors have agreed to serve as directors effective as of the closing of the initial public offering.

In March 2005, we established an Audit Committee comprising of two board members who will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director. The members of the Audit Committee are Mr. William Lawes (Chairman) and Mr. Apostolos Kontoyannis.

In addition, we established a Compensation Committee comprising of two members, which are responsible for establishing executive officers' compensation and benefits. The members of the Compensation Committee are Mr. Apostolos Kondoyannis (Chairman) and Mr. Boris Nachamkin.

Finally, we established an Executive Committee to have authority to negotiate purchases of vessels, related financing and entry into time charters during periods between the meetings of the full Board. The establishment of the Executive Committee will enable the Company to function with respect to such transactions while the Board is not in session. The members of the Executive Committee are Mr. Simeon Palios (Chairman), Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis.

D. Employees

We have entered into employment agreements with each of Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos for work performed in Greece and separate consulting agreements with companies owned by each of them for work performed outside of Greece.

Although we had no shoreside employees from 2001 through 2004, our fleet manager has informed us of the number of persons employed by it that were dedicated to managing our fleet. The following table presents the average number of shoreside personnel that were employed by our fleet manager on our behalf and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

                                   Year Ended December 31,
                                   -----------------------
                                   2002     2003     2004
                       Shoreside     26       28       28
                       Seafaring     83      130      159
                                    ---      ---      ---

                       Total        109      158      187
                                    ===      ===      ===

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

We have adopted an equity incentive plan, to which we refer as the plan, which entitles our officers, key employees and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock was reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of our initial public offering. Any shares received on exercise of the options will not be able to be sold until three years after our initial public offering. All options will expire 10 years from the date of grant. The plan will expire in March, 2015.

Item 7 Major Shareholders and Related Party Transactions

A. Major Stockholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, in each case as of March 31, 2005. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

                                                                            Number of    Percent of Class
Title of Class                        Identity of Person or Group         Shares Owned    after Offering
----------------------------   ----------------------------------------   ------------   ----------------
Common Stock, par value $.01   Simeon Palios(1)                             20,718,750              51.8%
                               Fortis Bank (Nederland) N.V.(2)               5.050.000              12.6%

                               All officers and directors as a group(3)     20,718,750              51.8%

----------
(1) By virtue of shares owned indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. Prior to the formation of Ironwood Trading Corp. in 2002, Mr. Simeon Palios beneficially owned 100% of our outstanding stock.

(2) By virtue of shares owned indirectly through Zoe S. Company Ltd., a wholly-owned subsidiary of Maas Capital Investments, which in turn is a wholly-owned subsidiary of Fortis Bank (Nederland) N.V. In 2002, Zoe S. Company Ltd. entered into a Share Purchase and Subscription Agreement with Ironwood Trading Corp., pursuant to which Zoe S. Company Ltd. purchased 50% of our then outstanding stock. Zoe S. Company Ltd. subsequently sold 25% of our then outstanding common stock to Corozal Compania Naviera S.A., an entity controlled by Mr. Simeon Palios, on September 3, 2004.

(3) Mr. Simeon Palios is our only director or officer that beneficially owns our common stock. Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors, are indirect stockholders of Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common stock.

B. Related Party Transactions

Diana Shipping Services S.A. Management Agreements

We have entered into management agreements with Diana Shipping Services, S.A., or DSS, an affiliated entity that is majority owned and controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, with respect to each of the vessels in our operating fleet. We intend to enter into similar management agreements with DSS with respect to vessels that we may acquire in the future. The stockholders of DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the management agreements, DSS is responsible for the commercial and technical management of our vessels. Pursuant to the management agreement, we pay DSS a commission equal to 2% of our revenues and a fixed monthly fee of $15 thousand per vessel. We believe that the amounts we pay to DSS are comparable to amounts that we would negotiate in an arms length transaction with an unaffiliated third party. We have also entered into a separate agreement with DSS whereby DSS has agreed to provide us with office space and secretarial services at its offices at Pendelis 16, Athens, Greece for no additional charge until we acquire DSS.

Diana Shipping Services S.A. Purchase Option

We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following the consummation of the offering for $20.0 million in cash. DSS's indirect stockholders include Mr. Simeon Palios, our Chairman and Chief Executive Officer, Mr. Anastassis Margaronis, our President and a member of our board of directors and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of the offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of the offering. While we expect the DSS stockholders to sell their shares of DSS to us during the 12 months following the offering, we intend to exercise our option if they do not do so. Upon our acquisition of DSS, DSS will become our wholly-owned subsidiary and we will conduct the strategic, commercial and technical management of our fleet.

Diana Shipping Agencies S.A. Management Agreements

Prior to November 12, 2004, we were a party to management agreements with Diana Shipping Agencies S.A., or DSA, an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer, with respect to each of our vessels from our founding until November 12, 2004. The stockholders of DSA also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreements, we paid DSA a fixed monthly fee of $12 thousand per vessel and a commission equal to 2% of vessel revenue. Under the terms of the management agreement, DSA provided the commercial, strategic and technical management of our vessels. We believe that the amounts we paid to DSA were comparable to amounts that we would have negotiated in an arms length transaction with an unaffiliated third party. DSA also provided us with office space in Athens, Greece. The fair value of the annual rent for the office space and the secretarial services provided during 2004 is estimated at approximately $146 thousand. Our management agreements with DSA were terminated on November 12, 2004.

Commercial Banking, Financial Advisory and Investment Banking Services

Fortis Bank (Nederland) N.V., one of our current stockholders, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Bank (Nederland) N.V. provided us with bridge loans that we repaid in 2001 and acted as the counterparty under two separate interest rate option contracts that we terminated in November 2004. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005.

Share Purchase and Subscription Agreement

On December 30, 2002, a share purchase and subscription agreement was signed by Zoe S. Company Ltd., or Zoe, an entity that is wholly-owned by Fortis Bank (Nederland) N.V., Ironwood Trading Corp., an affiliated entity controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, certain executives of our fleet manager, including Mr. Simeon Palios, and us. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp., or Ironwood, 50% of our then issued and outstanding shares of common stock. Pursuant to the agreement, Ironwood was granted the first right to purchase shares of common stock held by Zoe in the event of proposed sale of the shares. Ironwood assigned its right of first refusal to Corozal Compania Naviera S.A., or Corozal, an entity also controlled by our Chairman and Chief Executive Officer, which acceded to the agreement, exercised this right and purchased 25% of our issued and outstanding shares of common stock from Zoe on September 3, 2004. The purchase price paid for the shares approximated 25% of the sum of the market value of the Panamax dry bulk carriers in our combined fleet and our working capital, less our outstanding debt and the balance of pre-delivery installments due on our two Panamax newbuilding contracts. Pursuant to the share purchase and subscription agreement, we and our executives are required to obtain the unanimous consent of all stockholders before declaring or paying dividends, modifying our authorized or issued share capital, appointing or terminating our fleet manager, obtaining loans or advances, issuing guarantees, acquiring or selling vessels or other assets and undertaking various other actions. We and the other parties to the agreement terminated the agreement immediately prior to our initial public offering in March 2005.

Registration Rights Agreement

We have entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp., and Zoe S. Company Ltd., our stockholders of record immediately prior to our initial public offering in March 2005, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which our stockholders of record immediately prior to our initial public offering in March 2005 are a party, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Our stockholders of record immediately prior to our initial public offering own 25,768,750 shares entitled to these registration rights.

Consultancy Agreements

We have consulting agreements with companies owed by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos, respectively. We expect to pay these companies for services with respect to our operations provided by their owners for services performed outside of Greece.

Travel Services

Altair Travel S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2002, 2003 and 2004 amounted to $121, 167 and $287 thousand, respectively. We believe that the fees that we pay to Altair Travel S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial information

A. Consolidated statements and other financial information

See Item 18.

B. Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

C. Dividend policy

Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of our credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the current year, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this report entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

The dry bulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that we will pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

D. Significant Changes

Not Applicable.

Item 9. Listing Details

Our common stock currently trades on the New York Stock Exchange under the symbol "DSX". Since our initial public offering in March 2005, the price history of our common stock was as follows:

Year                                         High        Low
--------------------------------------      -------    --------
                                             $18.2       $13.0
2005

1st quarter 2005 and  March 2005             $18.2       $15.5
2nd quarter 2005                             $17.2       $13.0
                            April 2005       $17.2       $14.2
                              May 2005       $16.1       $13.0

Item 10. Additional Information

A. Share Capital

Not Applicable

B.       Memorandum and articles of association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our board of directors must consist of at least one member. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

Each director shall be elected to serve until the next annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

     Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

     Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

     Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

     Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, Chief Executive Officer, or Secretary at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Stockholder Rights Plan

     General

Each share of our common stock includes one right, or a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and Computershare Trust Company, Inc., as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to the offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this report is a part.

     Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

     o 10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person", has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common stock; or

     o 10 business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

Existing stockholders are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership cannot trigger the rights. In addition, any person that acquires from an existing stockholder of common stock that would otherwise result in that person becoming an "acquiring person" will not become an acquiring person due to that acquisition. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

     o our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates;

     o any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

     Flip-In Event

A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our Company and our stockholders.

If a flip-in event occurs and we do not redeem the rights as described under the heading "Redemption of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

     Flip-Over Event

A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

     o we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

     o 50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

     Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

     Redemption of Rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

     Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

     o any person other than our existing stockholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

     o    the occurrence of a flip-over event.

     Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

     o    to cure any ambiguity, defect or inconsistency;

     o to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

     o to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

C. Material Contracts

We refer you to Item 7.B for a discussion of our option agreement to purchase our technical manager. Other than this agreement, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company does not engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

In the year ended December 31, 2004, approximately 24%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 12% respectively, of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2004. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.3 million for the year ended December 31, 2004.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

     (i) It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the "country of organization requirement"; and

     (ii) It can satisfy any one of the following two (2) stock ownership requirements:

          o more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or

          o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States.

The U.S. Treasury Department has recognized the Liberia, the Company's country of incorporation during 2004, as a qualified foreign country. Accordingly, the Company satisfies the country of organization requirement. The Marshall Islands, the Company's country of incorporation beginning in February 2005, has also been so recognized by the U.S. Treasury Department.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2004 tax year, the Company satisfied the 50% Ownership Test since more than 50% of its stock in terms of value was owned by one or more individuals who are residents of a qualified foreign country.

Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which the Company refers to as the "final regulations." However, such regulations will not be effective for calendar year taxpayers like us until calendar year 2005 and therefore we have assumed their non-applicability for purposes of this tax discussion.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2004, the Company would be subject to U.S. federal income tax of approximately $0.3 million under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels.

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. During 2003 and 2004, we paid interest on this debt based on LIBOR plus an average spread of 1.25% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the period ended December 31, 2004 from $2.0 million to $3.0 million. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2003 from $1.8 million to $2.5 million. Following the completion of our initial public offering and repayment of our outstanding debt, we have no material exposure to interest rate changes because we do not have long-term debt outstanding.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures as December 31, 2004. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. William Lawes, the chairman of our Audit Committee, qualifies as financial expert and he is considered to be independent according to the SEC rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com, under Corporate Governance and is also filed with this annual report as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services.

Our principal Accountants for the years ended December 31, 2003 and 2004 were Ernst and Young (Hellas), Certified Auditors Accountants S.A. For the 2004 year audit they billed us Euro 63,000. There were no tax and audit related fees billed in 2004. The audit for the year ended December 31, 2003, was conducted in conjunction with the audits for the years ended December 31, 2001 and 2002, as part of our initial public offering and their billing consists part of our offering expenses. For their services in connection of our initial public offering Ernst and Young (Hellas), Certified Auditors Accountants S.A. billed us Euro 334,750.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

                                    PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

The following financial statements listed below are set forth on pages F-1 through F-33 and are filed as a part of this annual report.

Item 19. Exhibits

          (a)  Exhibits

          Exhibit
          Number                                 Description
          ------                                 -----------

            1.1 Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
            1.2          Amended and restated by-laws of the Company (2)
            2.1          Form of Share Certificate (1)
            4.1          Form of Stockholders Rights Agreement (2)
            4.2          Form of Registration Rights Agreement (2)
            4.3          Form of 2005 Stock Incentive Plan (2)
            4.4          Form of Technical Manager Purchase Option Agreement (2)
            4.5          Form of Management Agreement (1)
            4.6          Loan Agreement with Royal Bank of Scotland (2)
            8.1          Subsidiaries of the Company (2)
            11.1         Code of Ethics
            12.1         Rule 13a-14(a)/15d-14(a) Certification of Chief
                         Executive Officer
            12.2         Rule 13a-14(a)/15d-14(a) Certification of Chief
                         Financial Officer
            13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
            13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.

(2) Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused an authorized the undersigned to sign this annual report on its behalf.

                                        DIANA SHIPPING INC.
                                        -------------------

                                        By: /s/ Simeon Palios
                                            ------------------
                                            Simeon Palios
                                            Chief Executive Officer and Chairman

                               DIANA SHIPPING INC.

             Index To Consolidated Financial Statements and schedule

                                                                            Page
                                                                            ----

Report of Ernst & Young (Hellas), Independent Registered Public
Accounting Firm                                                              F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004                 F-3

Consolidated Statements of Income for the years ended December 31,
2002, 2003 and 2004                                                          F-4

Consolidated  Statements of Stockholders' Equity for the years
ended December 31, 2002, 2003 and 2004                                       F-5

Consolidated  Statements of Cash Flows for the years ended December
31, 2002,  2003 and 2004                                                     F-6

Notes to Consolidated Financial Statements                                   F-7

Schedule I - Condensed Financial Information for Diana Shipping Inc.        F-25

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2003 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
April 11, 2005

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                            2003         2004
                                                         ---------    ---------
ASSETS
---------

CURRENT ASSETS:
Cash and cash equivalents                                $   7,441    $   1,758
Accounts receivable, trade                                      78          128
Due from related companies (Note 3)                            149           --
Inventories (Note 4)                                           366          517
Prepaid insurance and other                                     80          357
Restricted cash                                                958          789
                                                         ---------    ---------
Total current assets                                         9,072        3,549
                                                         ---------    ---------

FIXED ASSETS:
Advances for vessels under construction and
acquisitions and other vessel costs (Note 5)                 8,642       19,234
                                                         ---------    ---------
Vessels (Notes 5 and 6)                                    126,032      147,269
Accumulated depreciation (Note 6)                           (9,329)     (14,416)
                                                         ---------    ---------
Vessels' net book value                                    116,703      132,853
                                                         ---------    ---------

Total fixed assets                                         125,345      152,087
                                                         ---------    ---------

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 11)                                 77           --
                                                         ---------    ---------
Total assets                                             $ 134,494    $ 155,636
                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)               $   6,027    $   7,078
Accounts payable, trade                                        602          605
Accounts payable, other                                         80          120
Due to related companies (Note 3)                               --          362
Accrued liabilities (Note 7)                                   616          946
Unearned revenue                                             1,437        1,870
Other current liabilities (Note 10)                            345          363
                                                         ---------    ---------

Total current liabilities                                    9,107       11,344
                                                         ---------    ---------

LONG-TERM DEBT, net of current portion (Note 8)             76,601       85,168
                                                         ---------    ---------

OTHER NON-CURRENT LIABILITIES (Note 10)                        345           72
                                                         ---------    ---------

COMMITMENTS AND CONTINGENCIES (Notes 5 and 9)                   --           --
                                                         ---------    ---------

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares
authorized, none issued                                         --           --
Common stock, $0.01 par value; 100,000,000 shares
authorized; 27,625,000 issued
and outstanding. (Notes 12 and 16a)                            276          276
Additional paid-in capital (Note 12)                        37,961       39,489
Retained earnings                                           10,204       19,287
                                                         ---------    ---------

Total stockholders' equity                                  48,441       59,052
                                                         ---------    ---------

Total liabilities and stockholders' equity               $ 134,494    $ 155,636
                                                         =========    =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                            2002            2003            2004
                                                        ------------    ------------    ------------
REVENUES:
     Voyage and time charter revenues (Note 1)          $     11,942    $     25,277    $     63,839

EXPENSES:
     Voyage expenses (Notes 3 and 10)                            946           1,549           4,330
     Vessel operating expenses (Notes 3, 10 and 14)            3,811           6,267           9,514
     Depreciation (Note 6)                                     3,004           3,978           5,087
     Management fees (Note 3)                                    576             728             947
     Executive management services and rent (Note 12)          1,404           1,470           1,528
     General and administrative expenses                         140             123             300
     Foreign currency losses                                       5              20               3
                                                        ------------    ------------    ------------
     Operating income                                          2,056          11,142          42,130
                                                        ------------    ------------    ------------

OTHER INCOME / (EXPENSES):
     Interest and finance costs (Notes 8 and 11)              (2,001)         (1,680)         (2,165)
     Interest income                                              21              27             136
     Gain on sale of vessel (Note 6)                              --              --          19,982
                                                        ------------    ------------    ------------
     Total other income / (expenses), net                     (1,980)         (1,653)         17,953
                                                        ------------    ------------    ------------

Net income                                              $         76    $      9,489    $     60,083
                                                        ============    ============    ============

Earnings per common share, basic (Note 13)              $       0.02    $       0.37    $       2.17
                                                        ============    ============    ============

Weighted average number of common shares, basic            4,297,161      25,340,596      27,625,000
                                                        ============    ============    ============

Earnings per common share, diluted (Note 13)            $       0.00    $       0.37    $       2.17
                                                        ============    ============    ============

Weighted average number of common shares, diluted         18,416,667      25,340,596      27,625,000
                                                        ============    ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                             Common Stock        Preferred Stock       Addi-
                                                Compre-   ------------------   -------------------    tional
                                                hensive      # of       Par       # of       Par      Paid-in   Retained
                                                Income      Shares     Value     Shares     Value     Capital   Earnings    Total
                                                -------   ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2001                                 3,683,333    $ 37   14,733,334    $ 147    $ 21,179  $  1,755   $ 23,118

     - Net income                                    76           --      --           --       --          --        76         76
     - Conversion of preferred stock (1:1)                14,733,334     147   14,733,334     (147)         --        --         --
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,404        --      1,404
     - Dividends paid ($0.06 per share)

                                                                  --      --           --       --          --    (1,116)    (1,116)
                                                -------
       Comprehensive income                     $    76
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2002                                18,416,667    $184           --    $  --    $ 22,583  $    715   $ 23,482

     - Net income                                 9,489           --      --           --       --          --     9,489      9,489
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,470        --      1,470
     - Issuance of common stock (par value
       $0.01, at $1.52)                                    9,208,333      92           --       --      13,908        --     14,000
                                                -------
       Comprehensive income                     $ 9,489
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2003                                27,625,000    $276           --    $  --    $ 37,961  $ 10,204   $ 48,441

     - Net income                                60,083           --      --           --       --          --    60,083     60,083
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,528        --      1,528
     - Dividends paid ($1.85 per share)                           --      --           --       --          --   (51,000)   (51,000)
                                                -------
       Comprehensive income                     $60,083
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2004                                27,625,000    $276           --    $  --    $ 39,489  $ 19,287   $ 59,052
                                                          ==========    ====   ==========    =====    ========  ========   ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                              2002           2003           2004
                                                            --------       --------       --------
Cash Flows from Operating Activities:

  Net income                                                $     76       $  9,489       $ 60,083
  Adjustments to reconcile net income to
  net cash provided by operating activities:

     Depreciation                                              3,004          3,978          5,087
     Executive management services and rent                    1,404          1,470          1,528
     Amortization of financing costs                              61             73             88
     Gain on sale of vessel                                       --             --        (19,982)
     Change in fair value of interest rate
     option contracts                                             --            (77)            (9)
     Recognition and amortization of free
     lubricants benefit                                          480           (168)          (255)
  (Increase) Decrease in:
     Receivables                                                  99             12            (50)
     Due from related parties                                     --           (149)           149
     Inventories                                                 114           (296)          (151)
     Prepayments and other                                        55            (52)          (277)
  Increase (Decrease) in:
     Accounts payable                                           (177)           503             43
     Due to related parties                                      322         (1,329)           362
     Accrued liabilities                                         (51)           425            330
     Unearned revenue                                             64          1,339            433
                                                            --------       --------       --------
Net Cash from Operating Activities                             5,451         15,218         47,379
                                                            --------       --------       --------
Cash Flows from Investing Activities:
     Advances for vessels under construction
     and acquisitions and other vessel costs                      --        (10,854)       (17,021)
     Vessel acquisitions                                          --        (41,869)       (35,956)
     Net proceeds from sale of vessel                             --             --         41,199
                                                            --------       --------       --------
Net Cash used in Investing Activities                             --        (52,723)       (11,778)
                                                            --------       --------       --------
Cash Flows from Financing Activities:
     Proceeds from long-term debt                                 --         33,500         15,750
     Issuance of common stock                                     --         14,000             --
     Decrease in restricted cash                                 119            334            169
     Financing costs                                              --           (357)            --
     Payments of long-term debt                               (3,897)        (4,398)        (6,289)
     Proceeds from settlement of financial instruments            --             --             86
     Cash dividends                                           (1,116)            --        (51,000)
                                                            --------       --------       --------

Net Cash from (used in) Financing Activities                  (4,894)        43,079        (41,284)
                                                            --------       --------       --------

Net increase (decrease) in cash and cash equivalents             557          5,574         (5,683)

Cash and cash equivalents at beginning of year                 1,310          1,867          7,441
                                                            --------       --------       --------

Cash and cash equivalents at end of year                    $  1,867       $  7,441       $  1,758
                                                            ========       ========       ========

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest payments, net of amounts capitalized          $  2,158       $  1,393       $  2,279
                                                            ========       ========       ========
     Non-cash financing activities:
      Executive management services and rent                $  1,404       $  1,470       $  1,528
                                                            ========       ========       ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (formerly Diana Shipping Investment Corp.) ("Diana") and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels. Diana was formed on March 8, 1999, under the laws of the Republic of Liberia and is the sole owner of all the outstanding bearer shares of the following subsidiaries:

     (a) Husky Trading S.A. ("Husky"), incorporated in the Republic of Panama in July 1999, owner of the Bahamas flag 75,336 DWT bulk carrier vessel "Triton", which was built and delivered in March 2001.

     (b) Panama Compania Armadora S.A. ("Panama"), incorporated in the Republic of Panama in November 1999, owner of the Bahamas flag 75,211 DWT bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

     (c) Skyvan Shipping Company S.A. ("Skyvan"), incorporated in the Republic of Panama in March 1999, owner of the Bahamas flag 75,311 DWT bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

     (d) Buenos Aires Compania Armadora S.A. ("Buenos"), incorporated in the Republic of Panama in July 1999, owner of the Bahamas flag 75,247 DWT bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

     (e) Eaton Marine S.A. ("Eaton"), incorporated in the Republic of Panama in March 2003, owner of the Greek flag 75,106 DWT (built in 2001) bulk carrier vessel "Danae", which was acquired in July 2003.

     (f) Chorrera Compania Armadora S.A. ("Chorrera"), incorporated in the Republic of Panama in July 1993, owner of the Greek flag 75,172 DWT (built in 2001) bulk carrier vessel "Dione", which was acquired in May 2003.

     (g) Cypres Enterprises Corp. ("Cypres"), incorporated in the Republic of Panama in September 2000, owner of a 73,630 DWT bulk carrier vessel under construction, "Protefs" (Hull 2301). This vessel was built and delivered in August 2004.

     (h) Urbina Bay Trading S.A. ("Urbina"), incorporated in the Republic of Panama in May 2002, owner of a 73,700 DWT bulk carrier vessel under construction, "Amfitrite" (Hull 2302). This vessel was sold to an unrelated party in November 2004 (Note 6).

     (i) Darien Compania Armadora S.A. ("Darien"), incorporated in the Republic of Panama in December 1993, owner of a 73,691 DWT bulk carrier vessel under construction, "Calipso" (Hull 2303). This vessel was built and delivered in February 2005 (Note 16 (f)).

     (j) Texford Maritime S.A. ("Texford"), incorporated in the Republic of Panama in March 2003, owner of a 73,700 DWT bulk carrier vessel under construction, "Clio" (Hull 2304). This vessel has an expected delivery date in May 2005.

     (k) Cerada International S.A ("Cerada"), incorporated in the Republic of Panama in August 2004, to be the owner of "Pantelis SP", a second hand 169,883 DWT bulk carrier vessel (built: 1999), for which Cerada entered into an agreement to acquire from an unrelated third party in November 2004 and which was delivered to the Company in February 2005 (Note 16 (f)).

     (l) Changame Compania Armadora S.A. ("Changame"), incorporated in the Republic of Panama in November 1999, ex-owner of Hull 1117 (a bulk carrier vessel under construction) which was sold to an unrelated third party in August 2000.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information - (continued):

     Until November 11, 2004 the vessel owning subsidiaries had a management agreement with Diana Shipping Agency S.A. ("DSA"), under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA was charging the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004 and following the termination of the management agreements with DSA, the operations of the vessels are managed by Diana Shipping Services S.A. (the "Manager" or "DSS"), a related Panamanian corporation. DSA and DSS are majority owned and controlled by Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman. Based on the new management agreements, the Manager provides the vessel owning subsidiaries with a wide range of shipping services, such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreement may be terminated by either party giving three months notice at any time (Note 3).

     During 2002, 2003 and 2004, six charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

                       Charterer    2002     2003    2004
                       ---------    ----     ----    ----
                           A        42%      25%     25%
                           B         --      15%     15%
                           C        41%      20%      --
                           D                 15%      --
                           E         --       --     20%
                           F         --       --     16%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

     (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash concerns deposits with certain banks that can only be used for the purposes of loan repayment.

     (f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2003 and 2004.

     (g) Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

     (h) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

     (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

     (j) Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

     (k) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

     (l) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (m) Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt. Other fees are capitalized as deferred financing costs. Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

     (n) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (o) Accounting for Revenues and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (p) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

     (q) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the year ended December 31, 2002, the Company converted at a ratio of 1:1 the then issued and outstanding preferred stock to common stock (Note 12). The Company had no dilutive securities during the years ended December 31, 2003 and 2004.

     (r) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (s) Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During the year ended 2003, the Company entered into two open interest rate option agreements (cap and floor) in order to partially hedge the exposure of interest rate fluctuations associated with the Company's borrowing. In November 2004, the agreements were terminated (Note 11). These option agreements did not meet hedge accounting criteria and the change in the fair value of these option agreements has been included in "Interest and Other Finance Costs" in the accompanying consolidated statements of income.

          The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

     (t) Recent Accounting Pronouncements: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     (u) Reclassifications of Prior Year Balances: A reclassification has been made to the 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. An amount of $628, representing unamortized deferred financing costs is now presented as a contra to long-term debt, net of current portion at December 31, 2003. This amount was previously classified as deferred charges, net.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

3.   Transactions with Related Parties:

     (a) Diana Shipping Agencies S.A. ("DSA") and Diana Shipping Services S.A ("DSS" or the "Manager"): As discussed in Note 1, until November 11, 2004 the vessel owning subsidiaries had a management agreement with DSA, under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA charged the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004, following the termination of the management agreement with DSA, the operations of the vessels are managed by DSS.

          Based on the new management agreements, the Manager provides the vessel owning subsidiaries with a wide range of shipping services, such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreement may be terminated by either party giving three months notice at any time.

          DSA and DSS are majority owned and controlled by Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman. The management fees charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 2002, 2003 and 2004, amounted to $576, $728, $947, respectively, and are separately reflected in the accompanying consolidated statements of income. Commissions charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 2002, 2003 and 2004, amounted to $239, $506 and $1,276, respectively, and are included under voyage expenses in the accompanying consolidated statements of income (Note 10).

          The balances due from DSA at December 31, 2003 and due to DSS at December 31, 2004 amounted to $149 and $(362), respectively, and are separately reflected in the accompanying consolidated balance sheets.

     (b) Altair Travel S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is 43% owned beneficially by Mr. Simeon Palios, 36% owned by Mr. Palios' two daughters, and 21% owned by other individuals who have indirect minority interests in the Company. Travel expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $121, $167 and $287, respectively and are included in vessel operating expenses and general and administrative expenses in the accompanying consolidated statements of income. No amounts were payable to or receivable from Altair at December 31, 2003 and 2004.

     (c) Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company S.A. ("Zoe"): On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (then the sole shareholder of the Company), certain executives (including Mr. Simeon Palios) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum while the Company and certain executives of the Company were required to observe certain covenants (Note 12). Zoe is 100% owned by Maas Capital Investments BV; the private equity arm of Fortis Bank ("Fortis"). The following related company transactions occurred between the Company and Fortis:

          (i) On July 21, 2003, the Company concluded two separate interest rate option contracts (Cap and Floor) with Fortis for a period of five years (through July 2008) for a notional amount of $38,000 (Note 11).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

3.   Transactions with Related Parties - (continued):

          (ii) On February 19, 2004, the Company entered into an agreement with Fortis whereby Fortis would act as the Company's financial advisor in relation to either a private placement or an initial public offering of new and/or existing securities. Fortis' fee under this agreement was a monthly retainer fee of $50 payable monthly and a success fee of $250 payable at the closing of the initial public offering. During 2004, the Company incurred expenses of $200 under this agreement which are included in General and Administrative expenses in the accompanying 2004 consolidated statement of income. On June 29, 2004, Fortis and the Company suspended this agreement.

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                     2003     2004
                     ----     ----
     Lubricants       268     406
     Victualling       98     111
                      ---     ---
            Total     366     517
                      ===     ===

5.   Advances for Vessels Under Construction and Acquisitions and Other Vessel
     Costs:

     The amounts shown in the accompanying consolidated balance sheets as of December 31, 2003 and 2004 include payments to sellers of vessels or, in the case of contracted vessels, the shipyards, supervision services and capitalized interest cost, in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

                                                2003        2004
                                               ------      ------
     Advance payments on contract signing       4,058       2,029
     Additional pre-delivery payments           4,059      16,496
     Construction supervision costs               159         421
     Capitalized interest                          91         175
     Other related costs                          275         113
                                               ------      ------
           Total                                8,642      19,234
                                               ======      ======

     The movement of the account, during 2003 and 2004, was as follows:

                                                    2003          2004
                                                  -------       -------
     Beginning balance                                 --         8,642
     Advances for vessels under construction
     delivered during the year                         --        35,956
     Advances for vessels under
     construction and other vessel costs            8,642        10,667
     Advances for vessels acquisition               2,212         6,354
     Transferred to vessel cost                    (2,212)      (42,385)
                                                  -------       -------
     Ending balance                                 8,642        19,234
                                                  =======       =======

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

5. Advances for Vessels Under Construction and Acquisitions and Other Vessel Costs - (continued):

     As at December 31, 2003 and 2004, subsidiaries of the Company had under construction four and two panamax dry-bulk carriers, respectively, at the Jiangnan Shipyard in China. Furthermore, in November 2004, the vessel owning subsidiary Cerada, signed a memorandum of agreement with an unrelated third party for the purchase of the 169,883 DWT (built: 1999) bulk carrier vessel "Pantelis SP", for an amount of $63,500. As at December 31, 2004 the Company had made an advance payment (10% of purchase price plus expenses) of $6,354 and the remaining balance was paid upon the delivery of vessel:

       Vessel                          Expected    Contract      Advances and
        Name         Contract Date     Delivery     Amount    Other Vessel Costs

                                                               2003        2004
                                                               ----        ----
     Panamax
     Protefs       December 24, 2002   Note 1(g)    20,351    4,242           --
     Amfitrite     December 24, 2002   Note 6       20,192    2,187           --
     Calipso       April 29, 2003      Note 1(i)    20,291    1,105        6,465
     Clio          April 29, 2003      Note 1(j)    20,291    1,108        6,415
     Pantelis SP   November 16, 2004   Note 1(k)    63,500       --        6,354
                                                              -----       ------
                                                     Total    8,642       19,234
                                                              =====       ======

     As of December 31, 2004, remaining contracted payments for the vessels under construction and vessels acquisitions were $85,557, all due in 2005

6.   Vessels:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                    Vessel      Accumulated   Net Book
                                                     Cost      Depreciation     Value
                                                   --------      --------     --------
     Balance, December 31, 2002                      81,951        (5,351)      76,600
     - Transfers from vessels under construction      2,212            --        2,212
     - Vessel acquisitions                           41,869            --       41,869
     - Depreciation for the year                         --        (3,978)      (3,978)
                                                   --------      --------     --------
     Balance, December 31, 2003                     126,032        (9,329)     116,703
     - Transfers from vessels under construction     42,385            --       42,385
     - Vessel disposals                             (21,148)           --      (21,148)
     - Depreciation for the period                       --        (5,087)      (5,087)
                                                   --------      --------     --------
     Balance, December 31, 2004                     147,269       (14,416)     132,853
                                                   ========      ========     ========

     At December 31, 2004, all vessels were operating under time charters, the last of which expires in February 2006.

     In October 2004, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of Amfitrite (Hull 2302) for an amount of $42,000. Under the terms of the agreement, the buyer paid a 10% advance to the Company on October 25, 2004, of $4,200. The Company took delivery of Amfitrite from the Jiangnan Shipyard on November 22, 2004 and on the same date delivered the vessel to her new owners and collected the balance ($37,800) of the sale price. The vessel's cost amounted to $21,148 (contract amount of $20,191 and other capitalized costs of $957). This sale, after the related sales expenses of $870, resulted in a gain of $19,982 which is separately reflected in the accompanying 2004 consolidated statement of income.

     All Company's vessels, having a total carrying value of $132,853 at December 31, 2004, have been provided as collateral to secure the loans discussed in Note 8.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

7.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                             2003     2004
                                              ---      ---
     Interest on long-term debt               313       77
     Vessels' operating and voyage
     expenses                                 250      379
     General and administrative expenses       53      490
                                              ---      ---
          Total                               616      946
                                              ===      ===

8.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

         Borrower(s)                                   2003          2004
         -----------                                 -------       -------

     (a) Husky                                        12,566        11,647
     (b) Panama                                       12,530        11,583
     (c) Skyvan                                       12,439        11,447
     (d) Buenos                                       12,434        11,451
     (e) Eaton                                        16,961        15,840
     (f) Chorrera                                     15,878        14,897
     (g) Cypres                                          (70)       15,421
         Financing costs for loans not yet
         issued as of December 31, 2004                 (110)          (40)
                                                     -------       -------
                                      Total           82,628        92,246
         Less: Current portion                        (6,027)       (7,078)
                                                     -------       -------
         Long-term portion                            76,601        85,168
                                                     =======       =======

     Loan (a): Loan for an amount of $15,000, obtained in March 2001 from an unrelated international bank, to refinance Husky's indebtedness of $4,000 under a previous loan agreement and to partially finance the construction cost of the vessel Triton. Loan financing costs incurred amounted to $142. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.66%. The outstanding principal balance of the loan ($11,719) as at December 31, 2004 is payable in 17 equal semi-annual instalments from March 2005 to March 2013, plus a balloon payment of $ 3,750 payable together with the last instalment.

     Loan (b): Loan for an amount of $15,000, obtained in May 2001 from an unrelated international bank, to refinance Panama's indebtedness of $4,000 under a previous loan agreement and to partially finance the construction cost of the vessel Oceanis. Loan financing costs incurred amounted to $108. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.62%. The outstanding principal balance of the loan ($11,640) as at December 31, 2004 is payable in 33 equal quarterly instalments from February 2005 to February 2013, plus a balloon payment of $3,720 payable in May 2013.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

8.   Long-term Debt - (continued):

     Loan (c): Loan for an amount of $15,000, obtained in January 2001 from an unrelated international bank, to refinance Skyvan's indebtedness of $2,000 under a previous loan agreement and to partially finance the construction cost of the vessel Nirefs. Loan financing costs incurred amounted to $102. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.67%. The outstanding principal balance of the loan ($11,500) as at December 31, 2004 is payable in 17 equal semi-annual instalments from January 2005 to January 2013, plus a balloon payment of $3,000 payable together with the last instalment.

     Loan (d): Loan for an amount of $15,000, obtained in February 2001 from an unrelated international bank, to refinance Buenos' indebtedness of $2,000 under a previous loan agreement and to partially finance the construction cost of the vessel Alcyon. Loan financing costs incurred amounted to $109. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.59%. The outstanding principal balance of the loan ($11,500) as at December 31, 2004 is payable in 17 equal semi-annual instalments from February 2005 to February 2013, plus a balloon payment of $3,000 payable together with the last instalment.

     Loan (e): In July 2003, Eaton concluded a loan for an amount of $17,000 from an unrelated international bank to partially finance the acquisition cost of the vessel Danae. Loan financing costs incurred amounted to $43. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.51%.

     The outstanding principal balance of the loan ($15,870) as at December 31, 2004 is payable in 18 equal semi-annual instalments from January 2005 to July 2013, plus a balloon payment of $5,700 payable together with the last instalment.

     Loan (f): In March 2003, Chorrera concluded a loan for an amount of $16,500 from an unrelated international bank to partially finance the acquisition cost of the vessel Dione. Loan financing costs incurred amounted to $82. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.70%. The outstanding principal balance of the loan ($15,000) as at December 31, 2004 is payable in 34 equal quarterly instalments from February 2005 to May 2013, plus a balloon payment of $6,500 payable together with the last instalment.

     Loan (g): In February 2003, Cypres concluded a loan for an amount of $15,750 from an unrelated international bank to partially finance the construction cost of the vessel Protefs. Loan financing costs incurred amounted to $70. On August 26, 2004 Cypres drew-down the amount of $15,750 and on August 31, 2004 the vessel Protefs was delivered to Cypres. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.67%. The outstanding principal balance of the loan ($15,488) as of December 31, 2004 is payable in 47 equal quarterly instalments from February 2005 to August 2016, plus a balloon payment of $3,150 payable in December 2016.

     In 2003, the Company incurred financing costs of $70, $20 and $20, relating to future loans to be issued to partly finance the acquisition costs of the vessels Amfitrite, Calipso (Note 16(f)) and Clio (Note 1(j)), respectively, upon their delivery from the shipyard. As further discussed in Note 6, Amfitrite was sold in November 2004 upon her delivery from the shipyard. The then unamortized balance of financing costs was written off and reduced the gain on sale of vessel in the accompanying 2004 consolidated statement of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

8.   Long-term Debt - (continued):

     The loans are secured as follows:

     o    First priority mortgages over the borrowers' vessels;

     o    Assignments of insurance and earnings of the mortgaged vessels;

     o Personal guarantee of a person nominated by the borrower and accepted by the lender;

     o    Manager's (Diana Shipping Services S.A.) undertaking;

     o    Pledge over the earnings accounts of the vessels.

     The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the borrowing companies must maintain minimum working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel owning subsidiary companies are not permitted to pay any dividends to Diana Shipping Inc. without the lenders' prior consent. The restricted net assets of the vessel owning subsidiary companies at December 31, 2004 amounted to $42,671.

     Total interest incurred on long-term debt for the years ended December 31, 2002, 2003 and 2004 amounted to $1,940, $1,775 and $2,382, respectively. Of the above amounts, $0 (in 2002), $91 (in 2003), and $339 (in 2004) were capitalized as part of vessel cost or as advances for vessels under construction. Interest expense on long-term debt for 2002, 2003 and 2004, net of interest capitalized, is included in interest expense and finance costs in the accompanying consolidated statements of income.

     The weighted average interest rate of the above loans during 2002, 2003 and 2004, was 3.47%, 2.50% and 2.74%, respectively.

     The annual principal payments required to be made after December 31, 2004, are as follows:

                                                  Amount
                                                 -------
     2005                                          7,078
     2006                                          7,077
     2007                                          7,078
     2008                                          7,077
     2009                                          7,078
     2010 and thereafter                          57,329
     Unamortized balance of financing costs         (471)
                                                 -------
                                                  92,246
                                                 =======

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

9.   Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

10.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                       2002     2003      2004
                                                      ------   ------    ------
     Voyage Expenses
     Port charges                                          4        9        32
     Bunkers                                              73     (169)      (23)
     Commissions charged by third parties                599    1,172     3,019
     Commissions charged by a related party (Note 3)     239      506     1,276
     Miscellaneous                                        31       31        26
                                                      ------   ------    ------
              Total                                      946    1,549     4,330
                                                      ======   ======    ======
     Vessel Operating Expenses
     Crew wages and related costs                      2,198    3,613     5,403
     Insurance                                           437      897     1,157
     Repairs and maintenance                             164      505       703
     Spares and consumable stores                        869    1,029     1,899
     Tonnage taxes (Note 14)                              28       52        68
     Miscellaneous                                       115      171       284
                                                      ------   ------    ------
              Total                                    3,811    6,267     9,514
                                                      ======   ======    ======

     In 2001, the Company signed agreements with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Nirefs, Alcyon, Triton and Oceanis, for periods up to December 31, 2005. Under the terms of these contracts, lubricants supplied during the first two years of operations of the vessels were free of charge. The free of charge periods for the four vessels expired between January and May 2003. The market value of lubricants consumed during the free of charge period, for all four vessels, was $1,649.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

10.  Voyage and Vessel Operating Expenses - (continued):

     In 2004, the Company signed an agreement with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Amfitrite, Protefs, Calipso and Clio. Under the terms of this agreement a fixed quantity of main engine and auxiliary Diesel engine oils for each vessel will be supplied free of charge. The above discount offer assumes that the Company will remain exclusively supplied by the specific supplier for at least five years following the date of the first supply. In case contract duration will not be satisfied, the free quantities purchased until the time of the premature termination will be charged at normal prices to the Company for the 100% of their volume if the contract is terminated within the first year, then reducing by 20% each year until the fifth year, the year the contract expires. The vessel Amfitrite did not make use of the above benefit since she was sold upon her delivery from the shipyard.

     The Company classifies lubricant expense in spares and consumable stores in the aforementioned table of Voyage and Vessel Operating Expenses. During free lubricant periods, the Company records the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis over the periods from the inception of each of the lubricant contracts through the date of their expiration; however, for the quantities acquired free of charge for the vessels Protefs, Calipso and Clio, the Company recorded the fair market value of the quantities received as inventory with an offsetting deferred credit; the benefit of the free lubricants will be recognized as the provisions of the contract, which would otherwise require payment for the free lubricants, expire.

     The unamortized balance of the above benefits at December 31, 2003 and 2004 amounted to $690 and $435, respectively, and is reflected in other current and non-current liabilities in the accompanying consolidated balance sheets.

11.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                      2002     2003      2004
                                                     ------   ------    ------
     Interest on long-term debt                       1,940    1,684     2,043
     Amortization and write-off of financing costs       61       73        88
     Financial instruments                               --      (77)       (9)
     Other                                               --       --        43
                                                     ------   ------    ------
              Total                                   2,001    1,680     2,165
                                                     ======   ======    ======

     In July 2003, the Company concluded two separate interest rate option contracts (cap and floor) with Fortis Bank for a period of five years (through July 2008) for a notional amount of $38,000. Under the cap option contract, the Company paid a premium of $420 and received interest (calculated at LIBOR less 5.5%) if LIBOR exceeded 5.5%. Under the floor option contract, the Company received a premium of $420 and paid interest (calculated at 2.25% less LIBOR) if LIBOR fell below 1%. The Company entered into these agreements in order to partially hedge its exposure to fluctuations in interest rates on its long-term debt. The Company's strategy was to limit the interest rate on a long-term debt principal amount of $38,000, at 5.5% through July 2008. These option agreements did not meet hedge accounting criteria.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

11.  Interest and Finance Costs -(continued):

     The fair value of these option agreements at December 31, 2003 in accordance with SFAS No. 133, was $77 and is reflected in Financial instruments in the accompanying 2003 consolidated balance sheet. In November 2004, the agreements were terminated resulting in a gain of $86. The positive change in the fair value of the options amounting to $77 and $9 during 2003 and 2004, respectively, is included in interest and finance costs in the accompanying consolidated statement of income. No other interest was received or paid up to the date of termination.

12.  Common Stock and Additional Paid-In Capital:

     The Company's common stock since inception on March 8, 1999 and prior to the amendment of its articles of incorporation discussed in Note 16(a), consisted of 100,000 authorized, issued outstanding shares of $10 par value, of which 20,000 were voting common shares and 80,000 were non-voting convertible cumulative preferred shares. On December 16, 2002, as a condition precedent to the share purchase and subscription agreement, signed on December 30, 2002 (Note 3(c)), between the Company, certain executives, Zoe and Ironwood Trading Corp., the Company amended its articles of association and increased its authorized shares by 50,000 to total 150,000 authorized shares at $10 par value, and converted the then outstanding preferred shares into common shares at a ratio of 1:1. On December 20, 2002, the Company declared and paid cash dividends of $1,116 to the common stockholders of record on that date.

     At the time of the signing of the share purchase and subscription agreement, Zoe and Ironwood Trading Corp. mutually agreed to authorize the Company to issue 50,000 additional common shares for a total consideration of $14,000 which consideration was based on a fair market valuation of the Company. Accordingly, each shareholder placed $7,000 into an escrow account, which was then released to the Company on the dates mentioned below in exchange for common shares. During the year 2003, the Company issued four allotments of common shares; 8,310 in January for $2,027, 19,643 in March for $5,500, 7,247 in April for $2,029 and 14,800 in May for $4,444. Accordingly, 50,000 common shares were issued during 2003 in exchange for cash consideration of $14,000. This issuance of common stock was allocated to common stock ($500) and additional paid-in capital ($13,500) in the accompanying consolidated statements of stockholders' equity for the year ended December 31, 2003.

     The share and per share data included in the accompanying consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares, discussed in Note 16(a), as outstanding for all periods presented. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

     In September and December 2004, the Company paid dividends of $17,000 ($0.62 per share) and $34,000 ($1.23 per share), respectively. The Company has obtained the required consents from the lending banks for the payment of the dividends.

     The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with Diana Shipping Services S.A. to the Company, as well as the value of the lease expense for the office space and of the secretarial services that are provided to the Company at no additional charge by Diana Shipping Services S.A. The value of the above services and free office space was estimated at $1,404, $1,470, and $1,528, for the years ended December 31, 2002, 2003 and 2004, respectively, and is recorded as executive management services and rent in the accompanying consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

12.  Common Stock and Additional Paid-In Capital - (continued):

     Diana Shipping Agencies S.A. (DSA) and Diana Shipping Services S.A. (DSS) are majority owned and controlled by Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman. In February 2005, the Company entered into direct employment agreements with individuals who will provide executive management services previously provided by DSA. In addition the Company will occupy office space and receive secretarial services both provided by DSS (Note 16(b)). The value of the above services was determined by reference to the amounts in the employment agreements and lease agreement between DSS and the future owner of the office space presently occupied by DSS. The amounts relating to the management services were discounted for the effect of the salary increases during the years 2002 (4.75%), 2003 (4.00%) and 2004 (4.92%) as determined by the collective agreements governing the employment of shoreside personnel by shipping companies in Greece, which approximate inflation rates, while the amounts relating to the rent were discounted for the effect of the inflation rates.

     Under the share purchase and subscription agreement between the Company, certain executives, Zoe and Ironwood Trading Corp., signed on December 30, 2002 (Note 3(c)), the Company and its executives are required to obtain approval from all stockholders (i.e., unanimous consent) before they initiate or undertake any of the following: declare or pay dividends, modify the authorized or issued share capital of the Company, appoint or terminate the Manager, obtain loans or advances, issue guarantees, acquire or sell vessels or other assets, and various other actions (Note 16(b)).

13.  Earnings Per Common Share:

     The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

                                              2002         2003         2004
                                           ----------   ----------   ----------
     Income:
        Income available to common
        stockholders                               76        9,489       60,083
     Basic earnings per share:
        Weighted average common shares
        outstanding                         4,297,161   25,340,596   27,625,000
     Diluted earnings per share:
        Weighted average common shares -
        diluted                            18,416,667   25,340,596   27,625,000

     Basic earnings per common share       $     0.02   $     0.37   $     2.17

     Diluted earnings per common share     $     0.00   $     0.37   $     2.17

14.  Income Taxes:

     Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

14.  Income Taxes - (continued):

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Treasury regulations under the Code were promulgated in final form in August 2003.

     These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Company believes that currently satisfies both the criteria (a) and (b) above, since the Company and its ship-operating subsidiaries are incorporated in countries (Marshall Islands and Panama) that grant an equivalent to U.S. corporations exemption from income taxes and furthermore the Company satisfies the 50% ownership test. Beginning with calendar year 2005, when the final regulations will be in effect and following the listing of its common stock in the New York Stock Exchange, the Company believes that the 50% ownership test can continue be satisfied but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

15.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest Rate Risk: The Company's interest rates and long-term loan repayment terms are described in Note 8.

     (b) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

     (c) Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of temporary cash investments, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these amounts. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair market value of the non-hedging option agreements outstanding, at December 31, 2003 and 2004 was $77 and $0, respectively, and has been included in Financial instruments in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

16.  Subsequent Events:

     (a) Company's Country of Incorporation: On February 15, 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Furthermore, under the amended articles of incorporation the Company's authorized capital stock increased to 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. In addition the Company within the context of its initial public offering discussed below, on February 15, 2005, reduced the par value of the 150,000 shares of Diana Shipping Investment Corp. from $10.00 per share to $0.01 per share and on February 21, 2005 issued in the form of dividends 27,475,000 new shares of common stock at their par value. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares as outstanding for all periods presented.

     (b) Initial Public Offering: On March 17, 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 12,375,000 shares of common stock at par value $0.01 were issued for $17 per share. The net proceeds of the initial public offering totaled approximately $193,650. In addition, within the context of the acquisition discussed in (e) below, the Company will enter into an agreement with Diana Shipping Services S.A. ("DSS"), pursuant to which DSS will provide the Company with office space and secretarial services for no additional charge. The value of the annual rental for the office space and the secretarial services is estimated at approximately $150 until the acquisition of DSS discussed in (e) below occurs. Furthermore, on February 21, 2005 the Company and all parties to the share purchase and subscription agreement, signed on December 30, 2002 (Notes 3(c) and 12), irrevocably terminated the agreement.

     (c) Equity Incentive Plan: In February 2005 the Company adopted an equity incentive plan (the plan) which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock was reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering discussed above. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering.

     (d) Dividends and appropriation of retained earnings In February 2005, the Company declared a dividend of $14,000 which was paid on March 15, 2005. Furthermore, following a Board of Directors resolution dated January 20, 2005, $15,850 of retained earnings was appropriated for the purpose of reinvestment to the Company.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

16.  Subsequent Events - (continued):

     (e) Option to acquire Diana Shipping Services S.A.: In February 2005 the Company entered into an agreement with the stockholders of Diana Shipping Services S.A. ("DSS"), a vessel management company related through common control, pursuant to which the Company may exercise an option to purchase 100% of the issued and outstanding shares of DSS at any time between the 13th month through the 24th month, inclusive, following the consummation of the public offering for cash consideration of $20,000. The majority shareholding (65%) of DSS is beneficially owned by the Company's Chief Executive Officer, Mr. Simeon Palios. Pursuant to this agreement, the current DSS stockholders may also exercise an option to sell all, but not less than all, of their outstanding shares to the Company for the same consideration at any time during the 12-month period following the consummation of the public offering. The Company expects to pay these amounts from the proceeds of the credit facility discussed in (g) below. The Company intends to exercise its option to acquire DSS if the current DSS stockholders have not exercised their option prior to such time. When DSS is acquired by the Company, the transaction will be recorded at historical cost due to common control. DSS's net assets amounted approximately to $700 as of December 31, 2004. The amount in excess of DSS historical book value ($19,300 at December 31, 2004) will be reflected as a reduction in net income in the period the acquisition is consummated as a preferential deemed dividend.

     (f) New loan agreements and Delivery of vessels: (i) in January 2005, Darien concluded a loan from an unrelated international bank for an amount of $18,000 to finance the final installment due on the delivery (February 3, 2005) of the vessel under construction "Calipso" discussed in Notes 5 and 8. The loan was fully paid on March 29, 2005 (see (g) below) (ii) in February 2005, Cerada concluded a loan from an unrelated international bank for an amount of $58,000 to finance the final installment due on the delivery (February 22, 2005) of the second hand vessel "Pantelis SP" discussed in Note 5. The loan was fully paid on March 29, 2005 (see (g) below).

     (g) New Credit Facility: In February 2005, the Company concluded an agreement with Royal Bank of Scotland for a $230 million secured revolving credit facility. The facility will be used to acquire additional dry bulk carrier vessels or cellular container ships, for the acquisition of Diana Shipping Services S.A. ("DSS") as further discussed in (e) above and for working capital. The maturity of the credit facility is ten years and the interest rate on amounts drawn will be at LIBOR plus margin. The facility will be available in full for five years. At the end of the fifth year the facility will be reduced by $20 million and over the remaining period of five years will be reducing in semiannual amounts of $13.5 million with a final reduction of $75.0 million together with the last semi annual reduction. The credit facility will be secured by first priority mortgages over the Company's vessels and assignments of earnings and insurances.

     (h) Repayment of existing debt: On March 29, 2005 the then outstanding balance of the loans discussed in Note 8 and in (f) above, amounting to $166,399 was fully repaid from the proceeds of the Initial Public Offering discussed in (b) above.

Schedule I - Condensed Financial Information of Diana Shipping Inc.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                               2003        2004
                                                             -------     -------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                   $ 2,717     $   501
 Intercompany accounts                                            --         679
 Other current assets                                             --         284
 Investments                                                  53,210      57,603
 Financial instruments                                            77          --
                                                             -------     -------
     Total assets                                            $56,004     $59,067
                                                             =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Intercompany account                                        $ 7,561     $    --
 Other current liabilities                                         2          15
                                                             -------     -------

                                                               7,563          15
                                                             -------     -------

STOCKHOLDERS' EQUITY:

Preferred stock, $0,01 par value; 25,000,000
shares authorized, none issued                                    --          --
Common stock, $0.01 par value; 100,000,000
shares authorized, 27,625,000, issued
and outstanding                                                  276         276
Additional paid-in capital                                    37,961      39,489
Retained earnings                                             10,204      19,287
                                                             -------     -------

     Total stockholders' equity                               48,441      59,052
                                                             -------     -------

     Total liabilities and stockholders' equity              $56,004     $59,067
                                                             =======     =======

Schedule I - Condensed Financial Information of Diana Shipping Inc.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                 2002          2003          2004
                                              -----------   -----------   -----------
REVENUES:
     Equity in net income of subsidiaries     $     1,598   $    10,983   $    61,778
     Interest income                                   --            76           133

EXPENSES:
     Executive management services and rent         1,404         1,470         1,528
     Foreign exchange losses                           --             3
     General and administrative expenses              118            97           300
                                              -----------   -----------   -----------
Net Income                                    $        76   $     9,489   $    60,083
                                              ===========   ===========   ===========

Earnings per common share, basic              $      0.02   $      0.37   $      2.17
                                              ===========   ===========   ===========

Weighted average number of shares, basic        4,297,161    25,340,596    27,625,000
                                              ===========   ===========   ===========

Earnings per common share, diluted            $      0.00   $      0.37   $      2.17
                                              ===========   ===========   ===========

Weighted average number of shares, diluted     18,416,667    25,340,596    27,625,000
                                              ===========   ===========   ===========

Schedule I - Condensed Financial Information of Diana Shipping Inc. STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                Compre-      Common Stock        Preferred Stock       Addi-
                                                hensive   ------------------   -------------------    tional
                                                Income       # of       Par       # of       Par      Paid-in   Retained
                                                (Loss)      Shares     Value     Shares     Value     Capital   Earnings    Total
                                                -------   ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2001                                 3,683,333    $ 37   14,733,334    $ 147    $ 21,179  $  1,755   $ 23,118

     - Net income                                    76           --      --           --       --          --        76         76
     - Conversion of preferred stock (1:1)                14,733,334     147   14,733,334     (147)         --        --         --
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,404        --      1,404
     - Dividends paid ($0.06 per share)

                                                                  --      --           --       --          --    (1,116)    (1,116)
                                                -------
       Comprehensive income                     $    76
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2002                                18,416,667    $184           --    $  --    $ 22,583  $    715   $ 23,482

     - Net income                                 9,489           --      --           --       --          --     9,489      9,489
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,470        --      1,470
     - Issuance of common stock (par value
       $0.01, at $1.52)                                    9,208,333      92           --       --      13,908        --     14,000
                                                -------
       Comprehensive income                     $ 9,489
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2003                                27,625,000    $276           --    $  --    $ 37,961  $ 10,204   $ 48,441

     - Net income                                60,083           --      --           --       --          --    60,083     60,083
     - Contribution to additional-paid in
       capital (Note 12)                                          --      --           --       --       1,528        --      1,528
     - Dividends paid ($1.85 per share)                           --      --           --       --          --   (51,000)   (51,000)
                                                -------
       Comprehensive income                     $60,083
                                                =======
                                                          ----------    ----   ----------    -----    --------  --------   --------
BALANCE, December 31, 2004                                27,625,000    $276           --    $  --    $ 39,489  $ 19,287   $ 59,052
                                                          ==========    ====   ==========    =====    ========  ========   ========

Schedule I - Condensed Financial Information of Diana Shipping Inc. STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)

                                                                  2002        2003        2004
                                                                --------    --------    --------
Cash Flows from Operating Activities:

     Net income                                                 $     76    $  9,489    $ 60,083
     Adjustments to reconcile net income
     to net cash provided by operating activities:
       Distribution in excess of subsidiaries' earnings
       (Undistributed earnings of subsidiaries)                     (482)    (10,983)      6,838
       Executive management services and rent                      1,404       1,470       1,528
       Change in fair value of interest rate option contracts         --         (77)         (9)
     (Increase) Decrease in:
       Intercompany account                                           --          --        (679)
       Other current assets                                           --          --        (284)
     Increase (Decrease) in:
       Intercompany account                                           --       7,561      (7,561)
       Other current liabilities                                     118        (116)         13
                                                                --------    --------    --------

Net Cash from Operating Activities                                 1,116       7,344      59,929
                                                                --------    --------    --------

Cash Flows from Investing Activities:
     Cash contributions to subsidiaries                               --     (18,627)    (11,231)
                                                                --------    --------    --------
Net Cash from (used in) Investing Activities                          --     (18,627)    (11,231)
                                                                --------    --------    --------

Cash Flows from Financing Activities:

     Cash dividends                                               (1,116)         --     (51,000)
     Issuance of common stock                                         --      14,000          --
     Proceeds from settlement of financial instruments                --          --          86

                                                                --------    --------    --------
Net Cash from (used in) Financing Activities                      (1,116)     14,000     (50,914)
                                                                --------    --------    --------
Net increase (decrease) in cash and cash equivalents                  --       2,717      (2,216)

Cash and cash equivalents at beginning of year                        --          --       2,717
                                                                --------    --------    --------
Cash and cash equivalents at end of year                        $     --    $  2,717    $    501
                                                                ========    ========    ========

Schedule I - Condensed Financial Information of Diana Shipping Inc. (Expressed in thousands of U.S. Dollars)

In the Parent Company only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended December 31, 2002, 2003 and 2004, received cash dividends from its subsidiaries of $1,116, $0 and $68,616, respectively. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

23159.0001 #582459