Form 20-F
period 2005-12-31
DIANA SHIPPING INC.
filed 2006-04-13
CIK 1318885

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    FORM 20-F

                              --------------------

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   for the fiscal year ended December 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from              to

Commission file number _____________________________-

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

     For the transition period from        to

                               DIANA SHIPPING INC.
             (Exact name of Registrant as specified in its charter)

                               Diana Shipping Inc.
                 (Translation of Registrant's name into English)

                                Marshall Islands
                 (Jurisdiction of incorporation or organization)

               16, Pentelis Str., 175 64 P. Faliro, Athens, Greece
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                                  |_| Yes |X| No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                  |_| Yes |X| No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

            Indicate the number of outstanding shares of each of the
             issuer's classes of capital or common stock as of the
               close of the period covered by the annual report:

          As of December 31, 2005, there were 45,000,000 shares of the registrant's Common Shares outstanding.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
         Securities Exchange Act of 1934 during the preceding 12 months
        (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
               requirements for the past 90 days. |X| Yes |_| No

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer"
                in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_|   Accelerated filer |_|   Non-Accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow. |_| Item 17 |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                                  |_| Yes |X| No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE LAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                  |_| Yes |X| No

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................3
PART I.........................................................................4
   Item 1.   Identity of Directors, Senior Management and Advisers.............4
   Item 2.   Offer Statistics and Expected Timetable...........................4
   Item 3.   Key Information...................................................4
   Item 4.   Information on the Company........................................6
   Item 5.   Operating and Financial Review and Prospects.....................28
   Item 6    Directors, Senior Management and Employees.......................40
   Item 7    Major Shareholders and Related Party Transactions................44
   Item 8.   Financial information............................................46
   Item 9.   Listing Details..................................................47
   Item 10.  Additional Information...........................................48
   Item 11.  Quantitative and Qualitative Disclosures about Market Risk.......51
   Item 12.  Description of Securities Other than Equity Securities...........52
PART II.......................................................................53
   Item 13.  Defaults, Dividend Arrearages and Delinquencies..................53
   Item 14.  Material Modifications to the Rights of Security Holders
             and Use of Proceeds..............................................53
   Item 15.  Controls and Procedures..........................................53
   Item 16A. Audit Committee Financial Expert.................................53
   Item 16B. Code of Ethics...................................................53
   Item 16C. Principal Accountant Fees and Services...........................53
   Item 16D. Exemptions from the Listing Standards for Audit Committees.......54
   Item 16E. Purchases of Equity Securities by the Issuer and
             Affiliated Purchasers............................................54
PART III......................................................................55
   Item 17.  Financial Statements.............................................55
   Item 18.  Financial Statements.............................................55
   Item 19.  Exhibits.........................................................55

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

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2001, 2002, 2003, 2004 and 2005 and for the five year periods ended December 31, 2005 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), independent registered public accounting firm. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

                                                                            As of and for the
                                                                         Year Ended December 31,
                                                 2001             2002             2003            2004            2005
                                             ------------     ------------     -------------   -------------   -------------
                                                                       (in thousand of US dollars,
                                                      except for share and per share data and average daily results)
Income Statement Data:
Voyage and time charter revenues .........   $     11,359     $     11,942     $     25,277    $      63,839   $     103,104
Voyage expenses ..........................          1,494              946            1,549            4,330           6,480
Vessel operating expenses ................          3,432            3,811            6,267            9,514          14,955
Depreciation and amortization ............          2,347            3,004            3,978            5,087           9,943
Management fees ..........................            456              576              728              947           1,731
Executive management services and rent ...          1,363            1,404            1,470            1,528             455
General and administrative expenses ......             70              140              123              300           2,871
Foreign currency losses (gains) ..........            (17)               5               20                3             (30)
                                             ------------     ------------     -------------   -------------   -------------
Operating income .........................          2,214            2,056           11,142           42,130          66,699
                                             ------------     ------------     -------------   -------------   -------------
Interest and finance costs ...............         (2,690)          (2,001)          (1,680)          (2,165)         (2,731)
Interest income ..........................             84               21               27              136           1,022
Gain on vessel's sale ....................             --               --               --           19,982              --
                                             ------------     ------------     -------------   -------------   -------------
Net income (loss) ........................   $       (392)    $         76     $      9,489    $      60.083   $      64,990
                                             ============     ============     =============   =============   =============

Basic earnings (loss) per share ..........   $      (0.11)    $       0.02     $        0.37   $        2.17   $        1.72
                                             ============     ============     =============   =============   =============

Weighted average basic shares outstanding       3,683,333        4,297,161       25,340,596       27,625,000      37,765,753
                                             ============     ============     =============   =============   =============

Diluted earnings (loss) per share ........   $      (0.11)    $       0.00     $        0.37   $        2.17   $        1.72
                                             ============     ============     =============   =============   =============

Weighted average diluted shares
    outstanding ..........................      3,683,333       18,416,667       25,340,596       27,625,000      37,765,753
                                             ============     ============     =============   =============   =============

Dividends declared per share .............   $         --     $       0.06     $          --   $        1.85   $        1.60
                                             ============     ============     =============   =============   =============

Balance Sheet Data:
Cash and cash equivalents ................   $      1,310     $      1,867     $      7,441     $      1,758   $      21,230
Total current assets .....................          3,229            3,347            9,072            3,549          26,597
Total assets .............................         83,498           79,947          134,494          155,636         341,949
Total current liabilities ................          5,536            5,863            9,107           11,344           4,667
Long-term debt (including current portion)         57,646           53,810           82,628           92,246          12,859
Total stockholders' equity ...............         23,118           23,482           48,441           59,052         324,158

Cash Flow Data:
Net cash flow provided by operating
    activities ...........................   $      5,131     $      5,451     $     15,218     $     47,379   $      69,256
Net cash flow used in investing activities        (53,011)              --          (52,723)         (11,778)       (169,241)
Net cash flow provided by (used in)
financing activities .....................         47,993           (4,894)          43,079          (41,284)        119,457

Fleet Data: (1)
Average number of vessels (2) ............            3.2              4.0              5.1              6.3             9.6
Number of vessels at end of period .......            4.0              4.0              6.0              7.0            12.0
Weighted average age of fleet at end of
    period (in years) ....................            0.8              1.8              2.9              3.4             3.8
Ownership days (3) .......................          1,155            1,460            1,852            2,319           3,510
Available days (4) .......................          1,139            1,460            1,852            2,319           3,471
Operating days (5) .......................          1,126            1,459            1,845            2,315           3,460
Fleet utilization (6) ....................           98.9%            99.9%            99.6%            99.8%           99.7%

Average Daily Results: (1)
Time charter equivalent (TCE) rate (7) ...   $      8,661     $      7,532     $     12,812     $     25,661   $      27,838
Daily vessel operating expenses (8) ......          2,971            2,610            3,384            4,103           4,261

----------
(1) The fleet data and average daily results presented above do not give effect to our sale of the Amfitrite. In October 2004, prior to the delivery of the Amfitrite to us, we entered into a memorandum of agreement to sell the vessel to Orthos Shipping Corporation, an unaffiliated third party, upon its delivery to us for a total purchase price of $42.0 million. We elected to sell the Amfitrite rather than include it in our operating fleet in order to take advantage of strong market conditions and to sell the vessel at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purposes of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet or financial statements.

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

                                                        Year Ended December 31,
                                     -------------------------------------------------------------
                                        2001         2002         2003         2004         2005
                                     ---------    ---------    ---------    ---------    ---------
                                                (in thousands of US dollars, except for
                                    TCE rates, which are expressed in US dollars, and available days)
Voyage and time charter revenues .   $  11,359    $  11,942    $  25,277    $  63,839    $ 103,104
Less: voyage expenses ............      (1,494)        (946)      (1,549)      (4,330)      (6,480)
                                     ---------    ---------    ---------    ---------    ---------

Time charter equivalent revenues .   $   9,865    $  10,996    $  23,728    $  59,509    $  96,624
                                     =========    =========    =========    =========    =========

Available days ...................       1,139        1,460        1,852        2,319        3,471
Time charter equivalent (TCE) rate   $   8,661    $   7,532    $  12,812    $  25,661    $  27,838

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

                         Industry Specific Risk Factors

Charter hire rates for dry bulk carriers may decrease in the future, which may adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. Charter hire rates for Panamax and Capesize dry bulk carriers have declined from their historically high levels. Because we generally charter our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

     o    demand for and production of dry bulk products;

     o    global and regional economic and political conditions;

     o    the distance dry bulk is to be moved by sea; and

     o    changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    port and canal congestion;

     o    the scrapping rate of older vessels;

     o    vessel casualties; and

     o    the number of vessels that are out of service.

We anticipate that the future demand for our dry bulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facility

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize dry bulk carriers have declined from historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results

We believe that the market value of our fleet is in excess of amounts required under our credit facility. However, if the market values of our vessels, which have declined from historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Rising fuel prices may adversely affect our profits

While we generally do not bear the cost of fuel (bunkers) under our charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this annual report, each of our vessels is ISM code-certified.

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

                          Company Specific Risk Factors

We are dependent on short-term time charters in a volatile shipping industry and a decline in charter hire rates would affect our results of operations and ability to pay dividends

We charter our vessels primarily pursuant to short-term time charters, although we have also entered into time charters in excess of 18 months for five of our vessels and we may in the future employ additional vessels on longer term time charters. Currently, four of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although dependence on short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the past short-term time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates

We charter our dry bulk carriers to customers primarily pursuant to short-term time charters that range in duration from 12 days to 12 months. However, we have also entered into time charters in excess of 18 months for five of our vessels. We may in the future extend the charter periods for additional vessels in our fleet. While we believe that longer-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that dividends will be paid in the amounts anticipated in this annual report or at all.

We may have difficulty managing our planned growth properly

In 2005, we took delivery of five vessels, two new building Panamax dry bulk carriers, two secondhand Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier. In January 2006, we took delivery of one additional new built Panamax dry bulk carrier. The addition of these vessels to our fleet has resulted in a significant increase of the size of our fleet and has imposed significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. In addition, our acquisition of our fleet manager, on April 1, 2006, has imposed further requirements upon our management and staff.

Our future growth will primarily depend on our ability to:

     o    locate and acquire suitable vessels;

     o    identify and consummate acquisitions or joint ventures;

     o    enhance our customer base;

     o    manage our expansion; and

     o    obtain required financing on acceptable terms.

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

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility may impose financial and other restrictions on us

We entered into a secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, which we have already used and intend to use in the future to finance future vessel acquisitions and our working capital requirements. Our ability to borrow amounts under the credit facility is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facility are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facility without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

The credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

     o pay dividends or make capital expenditures if we do not repay amounts drawn under our credit facility, if there is a default under the credit facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

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

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facility

We intend to finance our future vessel acquisitions initially with secured indebtedness drawn under our credit facility. While we intend to refinance amounts drawn under our credit facility with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos, our President, Mr. Anastassis Margaronis, our Vice President and Head of Corporate Development Mr. Konstantinos Koutsomitopoulos and our Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. It is noted that Mr. Konstantinos Koutsomitopoulos, resigned from the position of Chief Financial Officer and Treasurer and was replaced by Mr. Andreas Michalopoulos effective March 8, 2006. The loss of any of these individuals if we are not able to retain qualified replacements could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2005, the twelve vessels in our operating fleet had a weighted average age of 3.8 years. After delivery of the newly built Panamax dry bulk carrier in January 2006, our combined fleet consists of twelve Panamax dry bulk carriers and one Capesize dry bulk carrier that have a combined carrying capacity of 1.1 million dwt and a weighted average age of 3.8 years as of March 2006. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August of 2003 and effective for calendar year taxpayers such as us on January 1, 2005.

Prior to our secondary offering in December 2005, based on a literal reading of the Section 883 regulation's treatment of holders of bearer shares as non-qualified shareholders, we did not qualify for this statutory tax exemption for the 2005 taxable year since holders of bearer shares beneficially owned 51.80% of our stock. Nevertheless, we believe our facts are distinguishable from those which the regulations were intended to address and therefore, we intend to take the position that we qualify for this statutory tax exemption for United States federal income tax purposes for 2005. We can give no assurance, however, that we would prevail if our position were challenged on audit.

After our secondary offering in December 2005, as a result of the percentage ownership of our stock held by holders of bearer shares being reduced to 46.04% and the commitment of Zoe S. Company Ltd., the owner of 11.22% of our stock, to procure the submission of ownership statements evidencing the status of its ultimate beneficial owners as qualified shareholders in accordance with the
Section 883 regulations, we expect that we and each of our subsidiaries will qualify for exemption under Section 883 for 2006, assuming that for more than half the days of the year, the ownership of our shares by holders of bearer shares remains below 50%, there are no other owners of 5% or more of our stock other than Zoe S. Company during such period, and Zoe S. Company Ltd. procures the submission of the ownership statements evidencing the qualified shareholder status of its ultimate beneficial owners for such period However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption. For example, if other shareholders with a five percent or greater interest in our stock were to acquire and hold our stock for more than half the days of the year and we could not obtain ownership statements from them evidencing their qualified shareholder status, our eligibility to qualify for exemption under Section 883 would depend upon taking the same position as to the holders of bearer shares as we intend to take on our U.S. tax returns for 2005 and as indicated above, we can give no assurance that we would prevail if our position were challenged on audit.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For the 2005 taxable year, we estimate that our maximum United States federal income tax liability would be immaterial if we were to be subject to this taxation. Please see Item 10 section E of this annual report entitled "Taxation--United States Taxation" for a more comprehensive discussion of the United States Internal Revenue Code consequences.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenues from a small number of charterers. During the year ended December 31, 2005, approximately 63% of our revenues derived from four charterers and in 2004 approximately 76% of our revenues also derived from four charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

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

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

                       Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future

The price of our common stock may be volatile and may fluctuate due to factors such as:

     o actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

     o    mergers and strategic alliances in the dry bulk shipping industry;

     o    market conditions in the dry bulk shipping industry;

     o    changes in government regulation;

     o shortfalls in our operating results from levels forecast by securities analysts;

     o    announcements concerning us or our competitors; and

     o    the general state of the securities market.

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

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

Certain existing stockholders will be able to exert considerable control over matters on which our stockholders are entitled to vote

Certain of our current stockholders own, directly or indirectly, approximately 57.3% of our outstanding common stock. Please see the section A of item 7 of this annual report entitled "Major Stockholders". While these stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We intend to issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, of which 45,000,000 shares are outstanding. Entities affiliated with our President and Chief Executive Officer and certain other large stockholders own 25,768,750 shares, or approximately 57.3%, of our outstanding common stock. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws.

Prior to our initial public offering, we entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp. and Zoe S. Company Ltd., certain of our stockholders, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they are a party, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act.

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

B. Business overview

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes that currently has a total capacity of 1.1 million dwt. Please see information in the section "Our Fleet", below. During 2003, 2004 and 2005, we had a fleet utilization of 99.6%, 99.8% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $12,812, $25,661 and $27,838, respectively, and we generated revenues of $25.3 million, $63.8 million and $103.1 million, respectively.

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

     o Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to dividends per share. We expect to focus our dry bulk carrier acquisitions primarily on Panamax and Capesize dry bulk carriers. We believe that Panamax dry bulk carriers are subject to relatively less volatility in charter hire rates and are able to access a greater number of ports and carry a broader range of cargo compared to larger vessels. Capesize dry bulk carriers offer economies of scale due to their increased cargo carrying capacity and provide relatively stable cash flows and high utilization rates due to their generally being employed on longer term time charters compared to smaller carriers. We intend to continue to monitor developments in market conditions regularly and may acquire other dry bulk carriers when those acquisitions would, in our view, present favorable investment opportunities. We may also consider acquisitions of other types of vessels but do not intend to acquire tankers. We intend to capitalize on the experience and expertise of our management team when making acquisition related decisions and expect to continue to place an emphasis on sister ships.

     o Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters. While we expect to continue to pursue short-term time charter employment for our Panamax dry bulk carriers, we have also entered into time charters in excess 18 months for five of our vessels. We believe that employing short-term time charters generally increases our flexibility in responding to market developments and assists us in enhancing the amount of charter hire that we are paid, particularly during periods of increasing charter hire rates, while long-term time charters provide us the benefit of relatively stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust our charter hire periods according to market conditions. We may in the future extend the charter periods for additional vessels in our fleet to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. Given the size of our fleet, we believe that adding one or more additional long-term time charters to our charter portfolio will reduce our potential exposure to the adverse effects of any market downturn without materially affecting our ability to take advantage of short-term market opportunities.

     o Maintain a strong balance sheet with low leverage. We expect to draw funds under our credit facility to fund vessel acquisitions. We intend to repay our acquisition related debt from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels. We believe that maintaining a low level of leverage will allow us to maintain a strong balance sheet and will provide us with flexibility in pursuing acquisitions that are accretive to dividends per share. We also believe that maintaining a low level of indebtedness will allow us to remain competitive in adverse market conditions, particularly when compared to competitors who are burdened with significant levels of debt.

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

Our Fleet

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. As of December 31, 2005, our operating fleet consisted of eleven modern Panamax dry bulk carriers and one Capesize dry bulk carrier that had a combined carrying capacity of approximately
1.0 million dwt and a weighted average age of 3.8 years.

During the first half of 2005, we took delivery of our two newbuilding Panamax dry bulk carriers, the Calipso and the Clio and of our secondhand Capesize dry bulk carrier, the Pantelis SP. We financed the delivery instalment of the Calipso amounting to $14.3 million with the proceeds an $18.0 million facility obtained from an unrelated bank for this purpose. We paid part of the acquisition cost of the Pantelis SP with the proceeds of a $58.0 million loan obtained from an unrelated bank and we financed the delivery instalment of the Clio, amounting to $14.3 million, with part of the proceeds of our initial public offering in March 2005.

In March 2005, we repaid in full all loans outstanding, amounting to $166.4 million with part of the proceeds obtained from the initial public offering.

In September and October 2005, we entered into agreements to acquire two additional secondhand Panamax dry bulk carriers, both of which we took delivery of in November 2005 and a newbuilding Panamax dry bulk carrier which was delivered in January 2006. We drew down $35.1 million and $39.8 million from our revolving credit facility in order to fund part of the purchase price of the two secondhand dry bulk carriers delivered in November 2005, of which we prepaid $35.1 million and $26.9 million respectively, with the proceeds of the secondary offering in December 2005. In January 2006, we drew down $38.5 million in order to fund the balance of the purchase price of our newbuilding dry bulk carrier delivered in January 2006.

The following table presents certain information concerning the dry bulk carriers in our combined fleet.

                                                                                  Daily Time
                                                              Time Charter       Charter Hire       Sister
Vessel          Operating Status       Dwt      Age (1)    Expiration Date (2)       Rate         Ships (3)
-----------   --------------------   -------   ---------   -------------------   --------------   ----------
Nirefs         Delivered Jan. 2001   75,311    4.9 years        04/2006              $18,250          A
Alcyon         Delivered Feb. 2001   75,247    4.9 years   10/2007 to 2/2008        $ 22,582          A
Triton        Delivered March 2001   75,336    4.8 years        05/2006             $ 18,250          A
Oceanis        Delivered May 2001    75,211    4.6 years        05/2006              $17,000          A
Dione           Acquired May 2003    75,172    5.0 years        05/2006             $ 23,250          A
Danae          Acquired July 2003    75,106    5.0 years   01/2007 to 03/2007       $ 30,000          A
Protefs        Delivered Aug. 2004   73,630    1.3 years   01/2007 to 03/2007     4tcs Average        B
                                                                                       (4)
Calipso        Delivered Feb. 2005   73,691    0.9 years   12/2007 to 02/2008     4tcs Average        B
                                                                                       (4)
Pantelis SP    Acquired Feb. 2005    169,883   6.9 years   01/2008 to 03/2008       $ 47,500          -
Clio           Delivered May 2005    73,691    0.6 years   01/2007 to 03/2007    4tcs Average +       B
                                                                                    $ 850 (4)
Erato           Acquired Nov 2005    74,444    1.3 years   10/2006 to 12/2006       $ 21,000          C
Thetis          Acquired Nov 2005    73,583    1.4 years   07/2007 to 09/2007       $ 25,000          B
Coronis        Delivered Jan 2006    74,381     0 years    12/2006 to 02/2007       $ 21,000          C

----------

     (1)  As of December 31, 2005.

     (2) The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

     (3) Each dry bulk carrier is a sister ship of each other dry bulk carrier that has the same letter.

     (4) Adjustable every 15 days based on the average of four pre-determined time charter routes.

Each of our vessels is owned through a separate wholly-owned Panamanian subsidiary.

We charter our dry bulk carriers to customers primarily pursuant to time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay commissions ranging from 1.25% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter. We also pay a commission equal to 2% of the total daily charter hire rate of each vessel charter to our fleet manager, which however upon our acquisition of DSS on April 1, 2006, will be eliminated from the consolidated financial statements as an intercompany transaction.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust the charter hire periods for our vessels according to market conditions. Historically, we have primarily employed short-term time charters that have ranged in duration from 12 days to 12 months. However, we have entered into time charters in excess of 18 months for five of our vessels. We may in the future extend the charter periods for some of the vessels in our fleet.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by Diana Shipping Services S.A., to which we refer as DSS, or our fleet manager, and we carry out the strategic management of our fleet in house. Until April 1, 2006, DSS was majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSS also includeed Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. As further discussed below and in Item 8.B "Significant Changes" effective April 1, 2006, DSS became our wholly owned subsidiary.

Under our management agreements, our fleet manager is responsible for providing us with:

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

In addition, we have entered into a separate agreement with DSS pursuant to which DSS has agreed to provide us with office space and secretarial services at its offices in Athens, Greece. The fair value of the annual rental for the office space and the secretarial services for the years ended December 31, 2003, 2004 and 2005 was $141,000, $146,000 and $150,000, respectively. Furthermore, executive management services provided by DSS free of charge until March 17, 2005, when our initial public offering was completed were accounted for in our historical financial statements at fair value. The fair value of such executive management services for the years ended December 31, 2003 and 2004 and for the period from January 1, 2005 to March 17, 2005, was $1.3 million, $1.4 million and $0.3 million, respectively.

In exchange for providing us with the services, personnel and office space described above, we pay our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $15,000 per month for each vessel in our operating fleet. A historical breakdown of the amounts that we have paid to our fleet manager is presented in the following table.

                                                   Year Ended December 31,
                                            ------------------------------------
                                             2003           2004           2005
                                            ------         ------         ------
                                               (in thousands of U.S. dollars)
Commissions .......................         $  506         $1,276         $2,061
Management fees ...................            728            947          1,731
                                            ------         ------         ------

Total .............................         $1,234         $2,223         $3,792
                                            ======         ======         ======

On March 27, 2006, the stockholders of DSS exercised their option to sell all, but not less than all, of their outstanding shares of DSS to us for $20.0 million in cash, pursuant to an agreement signed between the stockholders of DSS and us in February 2005. In April 1, 2006, DSS became our wholly-owned subsidiary and the 2% commission and management fees that we pay for its management services will be eliminated from our consolidated financial statements as intercompany transactions. However, we will also be required to pay its operating and other expenses. We expect that the incurrence of these additional expenses, together with the expenses resulting from the enlargement of our fleet, will increase the amount of general and administrative expenses that we will incur during future periods and that such amounts will likely offset the effect of the elimination of the 2% commissions and management fees from our reported results. Following our acquisition of DSS, we will pay rent for our office space to a company controlled by our Chairman and Chief Executive Officer, Mr. S. Palios, pursuant to a lease agreement signed between that company and DSS. See also item 7.B "Related Party Transactions".

Our Customers

We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as China National Chartering Corp., Deiulemar Compagnia di Navigazione, Cobelfret S.A., Cargill International S.A., Norden A/S, Navios International Inc., Bottiglieri di Navigazione S.p.A. and Cosco Europe GmBH. During 2005, four of our customers accounted for 63% of our revenues; Cargill (26%), China National Chartering Corp., (14%), Navios International Inc. (12%) and Norden A/S (11%). During 2004, four of our customers accounted for 76% of our revenues. These customers were Cosco Bulk Carriers (25%), Cobelfret S.A. (15%), Cargill International S.A. (20%) and Navios International Inc. (16%).

The Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2005, approximately
2.5 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Between 2000 and 2005, trade in all dry bulk commodities increased from 2.04 billion tons to an estimated 2.54 billion tons, an increase of 24.3%. One of the main reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 70.0 million tons in 2000 to more than 208.1 million tons in 2004 with an estimated number for 2005 of 275.0 million tons. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004 and the fist half of 2005, absorbing additional tonnage.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of Dec 31, 2005, the global dry bulk carrier orderbook amounted to 64.1 million dwt, or 18.4% of the existing fleet, with most vessels on the orderbook expected to be delivered within 30 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China. In 2005, charter rates declined mainly due to a decrease in demand growth coupled with a large number of new building deliveries resulting in an excess of available tonnage.

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

In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in a premium to the purchase price. Consequently, secondhand prices for five year old Panamax and Capesize dry bulk carriers have reached higher levels than those of comparably sized newbuildings.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this prospectus.

     International Maritime Organization

The United Nation's International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our fleet has conformed to the Annex VI regulations.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2005, each of our vessels was ISM code-certified.

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

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus approximately $913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

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

C. Organizational structure

Diana Shipping Inc. is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under
Item 18 and in exhibit 8.1.

D. Property, plants and equipment

We do not own any real estate property. Our interests in the vessels in our fleet are our only material properties.

Item 4A. Unresolved Staff Comments

None.

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

A. Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term time charters, although we have also entered into time charters in excess of 18 months for five of our vessels. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from two to twelve months, we may employ additional vessels on longer-term time charters in the future.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

                                                   Year Ended December 31,
                                              ---------------------------------
                                                2003         2004         2005
                                              -------      -------      -------
Ownership days ..........................       1,852        2,319        3,510
Available days ..........................       1,852        2,319        3,471
Operating days ..........................       1,845        2,315        3,460
Fleet utilization .......................        99.6%        99.8%        99.7%
Time charter equivalent (TCE) rate ......     $12,812      $25,661      $27,838

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

As is common in the shipping industry, we pay commissions ranging from 1.25% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below.

The following table presents a breakdown of the commissions paid during the periods indicated.

                                                    Year Ended December 31,
                                                  ---------------------------
                                                   2003       2004       2005
                                                  -----      -----      -----
                                                 (in thousands of U.S. dollars)
Commissions paid to unaffiliated and
   in-house ship brokers ......................   1,172      3,019      4,731
Commissions paid to fleet manager .............     506      1,276      2,061
                                                  -----      -----      -----

Total .........................................   1,678      4,295      6,792
                                                  =====      =====      =====

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to our acquisition of one new Panamax dry bulk carrier in January 2006. The 2% commissions that we pay our fleet manager will be eliminated from our consolidated financial statements as intercompany transactions after our acquisition of our fleet manager, in April 2006. However, this reduction in costs will be offset by the costs of "managing" the fleet directly as a result of the acquisition of DSS.

     Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of one additional Panamax dry bulk carrier in January 2006. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

     Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of one Panamax dry bulk carrier in January 2006.

     Management Fees

We pay DSS, our fleet manager, a fixed management fee of $15,000 per month for each vessel in our operating fleet in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the services as described above. Our management fees will increase as a result of our acquisition of one additional Panamax dry bulk carrier that we took delivery of in January 2006. However, these management fees will be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of DSS, in April 2006 and will be replaced by the direct expenses of operating the manager as a wholly-owned subsidiary.

     Executive Management Services and Rent

We have recognized expenses relating to executive management services, as well as the value of the lease expense for the office space and the secretarial services that were provided to us at no additional charge by DSS. The recognition of these expenses as executive management services and rent, for historical purposes, is based on our estimates of the value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. The value of the services and rent was determined by reference to the amounts that we intended to compensate our executive officers and to the lease agreement between DSS and the owner of the office space that was previously owned by DSS.

     General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, subsequent to March 17, 2005 (the date our initial public offering was completed), for which we have entered into employment agreements. General and administrative expenses may increase as a result of the enlargement of our fleet. Furthermore, we expect general and administrative expenses to increase in connection with our acquisition of our fleet manager, which will result in the recognition of additional expenses, including payroll expenses, relating to our fleet manager's operations.

     Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel specific debt of our subsidiaries. As of December 31 2005, we had $12.9 million of indebtedness outstanding under our revolving credit facility and we incurred more indebtedness in January 2006 upon the delivery of our last Panamax dry bulk carrier. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility. As further discussed in Item 8.B "Significant Changes", effective April 1, 2005, our fleet manager has become our wholly owned subsidiary. In this respect, we will draw the amount of $20.0 million under our credit facility to pay the consideration agreed with the former stockholders of our fleet manager. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

     Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

     Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel with an existing time charter, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel's capitalized cost would not exceed its fair value without a time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

In September 2005, we entered into a Memorandum of Agreement to purchase a secondhand Panamax dry bulk carrier, the Thetis, for a purchase price of $44,250. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterers. The contract which expires between July and September 2007 is at the rate of $25,000 per day, gross of commissions. The Company, upon delivery of the vessel evaluated the charter contract assumed and recognized an asset of $5,443 with a corresponding decrease in the vessel's purchase price.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

     o    obtain the charterer's consent to us as the new owner;

     o    obtain the charterer's consent to a new technical manager;

     o in some cases, obtain the charterer's consent to a new flag for the vessel;

     o arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

     o replace all hired equipment on board, such as gas cylinders and communication equipment;

     o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

     o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

     o    implement a new planned maintenance program for the vessel; and

     o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

     o    employment and operation of our dry bulk vessels; and

     o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

     o    vessel maintenance and repair;

     o    crew selection and training;

     o    vessel spares and stores supply;

     o    contingency response planning;

     o    onboard safety procedures auditing;

     o    accounting;

     o    vessel insurance arrangement;

     o    vessel chartering;

     o    vessel security training and security response plans (ISPS);

     o obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

     o    vessel hire management;

     o    vessel surveying; and

     o    vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

     o management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

     o management of our accounting system and records and financial reporting;

     o administration of the legal and regulatory requirements affecting our business and assets; and

     o management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

     |X|  rates and periods of charter hire;

     |X|  levels of vessel operating expenses;

     |X|  depreciation expenses;

     |X|  financing costs; and

     |X|  fluctuations in foreign exchange rates.

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

     Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. We believe that a 25 year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

     Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the yard, cost of crews to effect repairs associated with the survey of a vessel and parts used in making such repairs. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

     Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized dry-docking costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Results of Operations

     Year ended December 31, 2005 compared to the year ended December 31, 2004

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by
39.3 million, or 62%, to $103.1 million for the year ended December 31, 2005, compared to $63.8 million for the same period in 2004. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2005 resulted primarily from the enlargement of our fleet following our acquisition of the Protefs in August 2004, which was fully operated in 2005, the delivery of the Calipso and the Pantelis SP in February 2005, the delivery of the Clio in May 2005 and the delivery of the Erato and the Thetis in November 2005. In 2005 we had total operating days of 3,460 and fleet utilization of 99.7%, compared to 2,315 total operating days and a fleet utilization of 99.8% in 2004.

Voyage Expenses. Voyage expenses increased by $2.2 million, or 51%, to $6.5 million for the year ended December 31, 2005, compared to $4.3 million for the same period in 2004. This increase is attributable to increased commissions. Commissions paid during 2005 and 2004 to our fleet manager amounted to $2.1 million and $1.3 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $4.7 million and $3.0 million, respectively. The increase in commissions was primarily the result of the increase in operating days in 2005, which increased the amount of revenue we reported. However, the increase in voyage expenses due to the increase in commissions was partly offset by gains incurred from the sale and purchase of bunkers on the delivery and redelivery of the vessels to and from their time charterers.

Vessel Operating Expenses. Vessel operating expenses increased by $5.5 million, or 58%, to $15.0 million for the year ended December 31, 2005 compared to $9.5 million for the same period in 2004. This increase was primarily the result of the increased number of ownership days during 2005, resulting from full operation of the Protefs, which was acquired in August 2004 and the delivery of four additional Panamax dry bulk carriers and one Capesize dry bulk carrier in 2005. Daily vessel operating expenses increased by 4% to $4,261 for 2005, compared to $4,103 for 2004. This increase was mainly attributable to increased crew wages and related costs.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $4.8 million, or 94%, to $9.9 million for the year ended December 31, 2005, compared to $5.1 million for the same period in 2004. This increase was primarily the result of increased number of vessels and ownership days, as described above, and from the fact that in 2005 three of our vessels underwent their first scheduled surveys compared to no such surveys performed in 2004.

Management Fees. Management fees increased by $0.8 million, or 89%, to $1.7 million for the year ended December 31, 2005, compared to $0.9 million for the same period in 2004. This increase is attributable to the increased average number of vessels under management, as well as the increase in the monthly management fee per vessel from $12,000 to $15,000 beginning in November 2004.

Interest and Finance Costs. Interest and finance costs increased by $0.5 million, or 23%, to $2.7 million for the year ended December 31, 2005, compared to $2.2 million for the same period in 2004. Interest and finance costs increased due to the commitment fees we incurred under our revolving credit facility, which for the year ended December 31, 2005, amounted to $0.6 million, and the write off of $0.5 million of financing costs due to prepayment of the outstanding loans in March 2005. This increase was offset by a decrease in interest expense by $0.6 million, or 32%, to $1.4 million in 2005, compared to $2.0 million in 2004, which resulted from the payment in full of the outstanding balance of all loans as of March 2005 with the proceeds of our initial public offering in March 2005 and the fact that we did not incur any further indebtedness until November 2005.

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

Voyage Expenses. Voyage expenses increased by $2.8 million, or 187%, to $4.3 million for the year ended December 31, 2004, compared to $1.5 million for the same period in 2003. This increase was attributable to increased commissions. Commissions paid during 2004 and 2003 to our fleet manager amounted to $1.3 million and $0.5 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $3.0 million and $1.2 million, respectively. The increase in commissions was primarily the result of improved trading conditions and charter hire rates and the increase in operating days in 2004.

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

Management Fees. Management fees increased by $0.2 million, or 29%, to $0.9 million for the year ended December 31, 2004, compared to $0.7 million for the same period in 2003. This increase was attributable to the increased average number of vessels under management following our acquisition of the Protefs in August 2004, the full operation of the Dione and the Danae acquired in May and July 2003, respectively, as well as the increase in the monthly management fee from $12,000 to $15,000 beginning in November 2004.

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

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that following the completion of our initial public offering in March 2005 and the follow on offering in December 2005 and taking into account generally expected market conditions, internally generated cash flow and borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

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

Cash Flow

Cash increased to $21.2 million as of December 31, 2005, compared to $1.8 million as of December 31, 2004. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, had a deficit of $7.8 million as at December 31, 2004 due to the cash dividends of $34.0 million paid to our stockholders in December 2004. As at December 31, 2005, working capital amounted to $21.9 million.

     Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $21.9 million, or 46%, to $69.3 million for the year ended December 31, 2005 compared to $47.4 million in 2004. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year, which resulted in an increase in our revenues.

Net cash provided by operating activities increased by $32.2 million, or 212%, to $47.4 million for the year ended December 31, 2004 compared to $15.2 million in 2003. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year as well as the strengthening of the spot market, which resulted in an increase in our revenues.

     Net Cash Used In Investing Activities

Net cash used in investing activities amounted to $169.2 million for 2005, consisting of the final installments that we paid in connection with our acquisitions of the Calipso, the Clio and the Pantelis SP, the acquisitions of the Erato and the Thetis and the 10% advance we paid for the Coronis.

Net cash used in investing activities was $11.8 million for 2004, consisting of the final installments that we paid in connection with our acquisitions of the Amfitrite and the Protefs, 10% advance payment for the acquisition of the second hand bulk carrier vessel Pantelis SP and installments paid for the Calipso and the Clio, netted off with the proceeds from the sale of the Amfitrite in November 2004.

Net cash used in investing activities was $52.7 million for 2003, consisting of advances that we paid for the construction of the Protefs, the Amfitrite, the Clio and the Calipso and the final installments that we paid in connection with our acquisitions of the Dione and the Danae.

     Net Cash Provided By / Used In Financing Activities

Net cash provided by financing activities was $119.5 million in 2005. We borrowed $150.9 million of long-term debt to partially finance the acquisition of the Calipso, the Pantelis SP, the Erato and the Clio and incurred $1.2 million of financing costs. We repaid $230.7 million of outstanding long-term debt with the net proceeds of our initial public offering in March 2005, which amounted to $194.0 million and with the net proceeds or our follow on offering in December 2005, which amounted to $63.1 million and released $0.8 million of restricted cash. We paid our stockholders $57.4 million in cash dividends.

Net cash used in financing activities was $41.3 million in 2004. In 2004, we borrowed $15.7 million of long-term debt to partially finance the acquisition of the Protefs. We repaid $6.3 million of outstanding long-term debt and paid our stockholders $51.0 million in cash dividends.

Net cash provided by financing activities was $43.1 million for 2003, consisting of $14.0 million in cash from the issuance of common stock, $33.5 million from borrowings of long-term debt to partially finance the acquisition of vessels, which were offset by $4.4 million used to repay outstanding long-term debt and $0.4 million used to pay related financing costs.

Credit Facility

In February 2005, we entered into a new $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc. The credit facility became effective in March 2005 upon the successful completion of our initial public offering. The credit facility may be used to fund our acquisitions of vessels and companies with shipping interests and our working capital requirements in an amount not to exceed $30.0 million, including up to $20.0 million for our acquisition of our fleet manager.

We paid a fee of $1.2 million on the date that we signed the loan agreement and a commitment fee of 0.375% per annum was paid on the amount of the undrawn balance from the first available draw down date until July 1, 2005. On July 1, 2005, the commitment fee under the loan agreement decreased to 0.35% per annum and is payable quarterly in arrears for the term of the facility. Interest on amounts drawn are payable at a rate of 1.0% per annum over LIBOR.

The credit facility has a term of ten years. We are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit is $230.0 million for a period of five years from the date of the loan agreement at which time the facility limit will be reduced to $210.0 million. Thereafter, the facility limit will be reduced by $13.5 million semi-annually over a period of five years with a final reduction of $75.0 million at the time of the last semi-annual reduction. Our ability to borrow funds for working capital purposes is subject to review and renewal eighteen months from the date we signed the loan agreement and thereafter will be subject to review and renewal on an annual basis. If the lender elects to reduce the amount of funds that we may borrow for working capital purposes, the facility limit will be reduced by a corresponding amount.

Our obligations under the credit facility are secured by a first priority mortgage on ten of the vessels in our combined fleet (excluding the Thetis, the Erato and the Coronis), and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires us to either mortgage new vessels to our lender or obtain our lender's consent before we mortgage those vessels to third parties. We may grant additional security from time to time in the future.

Our ability to borrow amounts under the credit facility is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our operating fleet have an aggregate value of not less than $350.0 million and that the vessels in our fleet that secure our obligations under the credit facility are sufficient to satisfy minimum security requirements. To the extent that the value of the vessels in our operating fleet falls below $350.0 million, our availability under the credit facility will either be proportionately reduced or we will be required to provide the facility agent with additional security in an amount that will, in its reasonable opinion, be adequate to compensate for such deficiency. To the extent that the vessels in our fleet that secure our obligations under the credit facility are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

The credit facility contains financial covenants requiring us, among other things, to ensure that:

     o the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 130% of the aggregate principal amount of debt outstanding under the credit facility and the notional or actual cost of terminating any relating hedging arrangements;

     o our total assets minus our debt will not at any time be less than $200 million and at all times will exceed 35% of our total assets;

     o our earnings before interest, taxes, depreciation and amortization will at all times exceed 2.0x the aggregate amount of interest incurred and net amounts payable under interest rate hedging arrangements during a particular period; and

     o    we maintain $0.75 million of working capital per vessel.

For the purposes of the credit facility, our "total assets" are defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements, except that the value of any vessels in our fleet that secure our obligations under the credit facility will be measured by their fair market value rather than their carrying value on our consolidated balance sheet.

The credit facility also contains general covenants that require us to maintain adequate insurance coverage and to obtain the lender's consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months or enter into a new line of business. In addition, the credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our credit facility does not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant. If we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period may be reduced by any interest or principal payments that we are required to make.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our recent vessel acquisition consists of one new Panamax dry bulk carrier that was delivered to us in January 2006. We financed the 10% advance we paid upon signing of the purchase agreement, in October 2005, with cash on hand and the $37.8 balance of the purchase price with funds drawn under our revolving credit facility. Effective April 1, 2006, we agreed to acquire our fleet manager and we will finance the $20.0 million purchase price with funds drawn under our revolving credit facility.

In addition, we incur additional capital expenditures when our vessels undergo surveys. Three of our vessels in our operating fleet underwent scheduled surveys in 2005, two additional vessels underwent special surveys in 2006 and one additional vessel is scheduled to undergo a special survey in 2006. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

C. Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur. D. Trend information Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Between 2000 and 2005, trade in all dry bulk commodities increased from 2.04 billion tons to an estimated 2.54 billion tons, an increase of 24.3%. One of the main reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 70.0 million tons in 2000 to more than 208.1 million tons in 2004 with an estimated number for 2005 of 275.0 million tons. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004 and the first half of 2005, absorbing additional tonnage.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of December 31, 2005, the global dry bulk carrier orderbook amounted to 64.1 million dwt, or 18.4% of the existing fleet, with most vessels on the orderbook expected to be delivered within 30 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2005, as adjusted to reflect our entry into an agreement relating to our acquisition of our fleet manager:

                                      Within       One to       Three to   More than
                                     One Year   Three Years   Five Years   Five years      Total
                                    ----------   ----------   ----------   ----------   ----------
                                                    (in thousands of U.S. dollars)
Fleet manager purchase option (1)   $   20,000           --           --           --   $   20,000
Vessel purchase agreement (2)           37,800           --           --           --       37,800
Long term debt (3)                          --           --           --       12,925       12,925

----------

     (1) We have entered into an agreement with the stockholders of our fleet manager pursuant to which the stockholders may sell all, but not less than all, of their outstanding shares of our fleet manager to us during the twelve month period following our initial public offering for $20.0 million in cash. On March 27, 2005, the stockholders of our fleet manager exercised their option to sell all, but not less than all of their outstanding shares and we agreed to buy those shares, effective April 1, 2006. We will finance the purchase price with funds drawn under our revolving credit facility.

     (2) In October 2005, we entered into an agreement to acquire, for $42.0 million in cash, a Panamax dry bulk carrier that was under construction. We paid $4.2 million or 10% of the purchase price of the vessel upon the signing of the agreement and the $37.8 million balance of the purchase price upon delivery of the vessel to us in January 2006. We financed the balance of the purchase price with a $38.5 million loan under our revolving credit facility.

     (3) We have $12.9 million of indebtedness outstanding under our revolving credit facility. This indebtedness was incurred in connection with our acquisition of the Thetis and the Erato in November 2005, when we drew down $74.9 million to finance the balance of their purchase price on their delivery to us. We repaid $62.0 million or this indebtedness with the net proceeds of our follow on offering in December 2005. We incurred additional indebtedness on the delivery of the vessel mentioned in note (2) above and we expect to draw down more funds on the acquisition of our fleet manager, mentioned in note (1). The loan bears interest of 1% above LIBOR. These interest payments are variable and thus unknown and have not been included in the table above.

On November 12, 2004, we entered into management agreements with DSS with respect to each vessel in our operating fleet and have entered into the same agreements with respect to the additional vessels that we have acquired since then. Under these agreements, we pay a monthly flat fee of $15,000 per vessel and a 2% commission on revenues for the services of DSS. In July 2005, the management agreements were amended as to the services provided by DSS and the liabilities of the parties. On the same date, we entered into a management agreement with DSS with respect to the services provided specifically to us and our officers and executives for no additional charge by DSS. Amounts paid to DSS will be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of DSS and will be replaced by the direct expenses of operating DSS as a wholly-owned subsidiary.

Our fleet manager has agreed to provide us with office space and secretarial services for no additional charge until our acquisition of DSS. The annual fair value for the office space rent and secretarial services during 2003, 2004 and 2005 is estimated to be $141,000, $146,000 and $150,000, respectively. Following our acquisition of DSS, we expect to pay rent for our office space to a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. We intend to increase the size of our office space during 2006, and therefore expect that the amount of rent we will pay to the company controlled by our Chairman and Chief Executive Officer following our acquisition of DSS will be greater than the rent expense recognized for our office space during 2005. See also item 7B. "Related Party Transactions".

We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements, we are provided with free lubricants provided that the specific supplier remains our exclusive supplier for a specified period. Please see the notes to the consolidated financial statements as of December 31, 2004 and 2005 included herein.

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

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

Name                              Age               Position
Simeon Palios                     64    Class I Director, Chief Executive
                                        Officer and Chairman
Anastassis Margaronis             50    Class I Director and President
Ioannis Zafirakis                 34    Class I Director, Vice President and
                                        Secretary
Konstantinos Koutsomitopoulos     38    Vice President and Head of Corporate
                                        Development
Andreas Michalopoulos             35    Chief Financial Officer and Treasurer
Maria Dede                        33    Chief Accounting Officer
William (Bill) Lawes              62    Class II Director
Konstantinos Psaltis              67    Class II Director
Boris Nachamkin                   72    Class III Director
Apostolos Kontoyannis             57    Class III Director

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

Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 25 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelors degree in Economics from the University of Warwick and a master's degree from the Wales Institute of Science and Technology.

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

Konstantinos Koutsomitopoulos served as our Chief Financial Officer and Treasurer from February 21, 2005 to March 8, 2006 and currently holds the position of Vice President and Head of Corporate Development.. Prior to becoming our Chief Financial Officer, Mr. Koutsomitopoulos provided similar services to us since joining our Company in October 2004. Having a family background in shipping, Mr. Koutsomitopoulos joined Pegasus Shipping Inc., a reporting company in the United States, in 1992. From 1997 to 2002, Mr. Koutsomitopoulos was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Prior to joining our Company in 2004, Mr. Koutsomitopoulos served as an independent financial adviser, primarily serving members of the shipping industry. He has 15 years of experience in shipping and in particular shipping finance. Mr. Koutsomitopoulos graduated from the University of Athens in 1989 with a bachelor's degree in Economics and from City University Business School in London in 1991 with a master's degree in Shipping, Trade and Finance.

Andreas Michalopoulos has agreed to serve as our Chief Financial Officer effective March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group, Lavipharm SA, with US R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining an MSc in Economics and a Masters degree in Management Sciences specialized in Finance. In 1995, he also obtained an MBA from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of DSS since March 2005. In 2000, Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000, Mrs. Dede was employed by Venus Enterprises SA, a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a bachelors degree in Maritime Studies from the University of Piraeus and a Master's Degree in Business Administration from the Athens Laboratory of Business Administration.

Evangelos Monastiriotis served as our Chief Accounting Officer, pursuant to his employment with DSS, from February 21, 2005 to August 31, 2005. Mr. Monastiriotis joined the accounting department of our fleet manager in 1980 and has been responsible for the preparation of its financial statements. Prior to 1980, Mr. Monastiriotis was employed by the Piraeus branch of Moore Stephens & Co., Chartered Accountants. In 1998, he was elected Vice-President of the Economic Chamber of Greece. Mr. Monastiriotis graduated from the Economic University of Athens in 1974 with a bachelors degree in Economics and Business Administration.

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is currently a member of the International Maritime Industries' Forum. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Boris Nachamkin has served as a Director and as a member of our Compensation Committee since March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping, based in Paris, for Credit Agricole Indosuez between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm.

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as since March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

B. Compensation

The aggregate compensation to members of our senior management for the period from March 17, 2005 (the date our initial public offering was completed) to December 31, 2005, was $1.6 million. We have not paid senior management compensation for any years prior to 2005. Those members of our senior management during 2003 and 2004 were employed and paid compensation for those years by our fleet manager from the management fees that we paid to it. We estimated that the fair market value of the aggregate compensation for each of the years ended December 31, 2003, 2004, and for the period from January 1, 2005 to March 17, 2005 (the date our initial public offering was completed), that we would have paid to members of our senior management had we been a public company would have been $1.3 million, $1.4 million and $0.3 million, respectively, had such services been charged to us at fair value by our fleet manager during those periods. Please see Note 13 to our audited consolidated financial statements. We did not pay any benefits in 2003, 2004 and 2005. We do not have a retirement plan for our officers or directors.

Non-employee directors receive annual fees in the amount of $40,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $20,000 and $10,000, respectively, plus reimbursement of their out-of-pocket expenses. As at December 31, 2005 fees to non-executive directors amounted to approximately $173,500.

C. Board Practices

The term of our Class I directors expires in 2006, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008.

We have established an Audit Committee comprised of two board members which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our outside auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. In addition, we have established a Compensation Committee comprised of two members, which is responsible for establishing executive officers' compensation and benefits. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis and the members of the Compensation Committee are Mr. Apostolos Kontoyannis (Chairman) and Mr. Boris Nachamkin. While we are exempt from New York Stock Exchange rules on independent directors, we currently conform to those rules.

D. Crewing and Shore Employees

Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis, and Mr. Ioannis Zafirakis became executive officers and employees of our Company effective March 17, 2005. From February 21, 2005 to September 1, 2005, Mr. Monastiriotis, while employed by our fleet manager, served as our acting Chief Accounting Officer. On September 1, 2005, Mrs. Maria Dede became our Chief Accounting Officer and provides her services to us pursuant to her employment with our fleet manager. Effective March 8, 2006 Mr. Andreas Michalopoulos became our Chief Financial Officer and Mr. Koutsomitopoulos who served as our Chief Financial Officer until then became our Vice President and Head of Corporate Development.

We crew our vessels primarily with Greek officers and Filipino officers and seamen. Our fleet manager is responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to our fleet manager by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

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

                                               Year Ended December 31,
                                    --------------------------------------------
                                       2003             2004             2005
                                    ----------       ----------       ----------
Shoreside                                   28               28               30
Seafaring                                  130              159              263
                                    ----------       ----------       ----------

Total                                      158              187              293
                                    ==========       ==========       ==========

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Equity Incentive Plan

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

                                                        Number of    Percent of
Title of Class        Identity of Person or Group     Shares Owned     Class
-----------------   -------------------------------   ------------   -----------
Common Stock, par
value $0.01         Simeon Palios(1)                   20,718,750         46.04%
                    Fortis Bank (Nederland) N.V.(2)     5,050,000         11.22%

                    All officers and directors as a
                    group(3)                           20,718,750         46.04%

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

B. Related Party Transactions

Diana Shipping Services S.A. Management Agreements

We have entered into management agreements with Diana Shipping Services, S.A., or DSS, an affiliated entity that is majority owned and controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, with respect to each of the vessels in our operating fleet. We intend to enter into similar management agreements with DSS with respect to vessels that we may acquire in the future. The stockholders of DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the management agreements, DSS is responsible for the commercial and technical management of our vessels. Pursuant to the management agreement, we pay DSS a commission equal to 2% of our revenues and a fixed monthly fee of $15,000 per vessel. We believe that the amounts we pay to DSS are comparable to amounts that we would negotiate in an arms length transaction with an unaffiliated third party. We have also entered into a separate agreement with DSS whereby DSS has agreed to provide us with office space and secretarial services at its offices at Pendelis 16, Athens, Greece for no additional charge.

Diana Shipping Services S.A. Purchase Option

We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders could sell all, but not less than all, of their outstanding shares of DSS to us for $20.0 million in cash. DSS's indirect stockholders included Mr. Simeon Palios, our Chairman and Chief Executive Officer, Mr. Anastassis Margaronis, our President and a member of our board of directors and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreement, if the DSS stockholders did not sell their outstanding shares to us prior to March 16, 2006 extended to March 31, 2006, we could exercise an option to purchase the shares from them for the same consideration at any time prior to March 16, 2007. On March 27, 2006, the stockholders of DSS exercised their option to sell all, but not less than all, of their shares to us and as such, effective April 1, 2006 DSS has become our wholly-owned subsidiary and we now conduct the commercial and technical management of our fleet in house.

Universal Shipping and Real Estates Inc.

Following our acquisition of DSS, we expect to pay rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Pursuant to the lease agreement signed between DSS and Universal, we expect that the amount of rent we will pay for the first year, following our acquisition of DSS, will amount to Euro 236,400 and will increase for each subsequent year by the rate of 3% above inflation.

Diana Shipping Agencies S.A. Management Agreements

Prior to November 12, 2004, we were a party to management agreements with Diana Shipping Agencies S.A., or DSA, an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer, with respect to each of our vessels from our founding until November 12, 2004. The stockholders of DSA also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreements, we paid DSA a fixed monthly fee of $12 thousand per vessel and a commission equal to 2% of vessel revenue. Under the terms of the management agreement, DSA provided the commercial, strategic and technical management of our vessels. We believe that the amounts we paid to DSA were comparable to amounts that we would have negotiated in an arms length transaction with an unaffiliated third party. DSA also provided us with office space in Athens, Greece. The fair value of the annual rent for the office space and the secretarial services provided during 2004 was estimated at approximately $146,000. Our management agreements with DSA were terminated on November 12, 2004.

Commercial Banking, Financial Advisory and Investment Banking Services

Fortis Bank (Nederland) N.V., one of our current stockholders, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Bank (Nederland) N.V. provided us with bridge loans that we repaid in 2001 and acted as the counterparty under two separate interest rate option contracts that we terminated in November 2004. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005.

Registration Rights Agreement

We have entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp., and Zoe S. Company Ltd., our stockholders of record immediately prior to our initial public offering in March 2005, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Our stockholders of record immediately prior to our initial public offering, currently, own 25,768,750 shares entitled to these registration rights.

Consultancy Agreements

We have consulting agreements with companies owed by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos, respectively. As at December 31, 2005, we paid to these companies $1.4 million for services provided by their owners and performed outside of Greece. On March 31, 2006, the consulting agreement with the company owned by Mr. Koutsomitopoulos was terminated. On March 1, 2006 we entered into a consulting agreement with a company owned by Mr. Michalopoulos.

Travel Services

Altair Travel S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2003, 2004 and 2005 amounted to $167, $287 and $716 thousand, respectively. We believe that the fees that we pay to Altair Travel S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Following our acquisition of DSS, we expect to pay rent to Altair for the lease of parking places, amounting to Euro 11,220 for the first year and increased by 3% above inflation for each subsequent year.

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

In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the current year, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. Depending on the circumstances, we may or may not be required to use sources other than our available cash from operation to fund such dividends.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation has been recently introduced in the United States Senate, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income". Please see the section of this report entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

Since our initial public offering in March 2005, we have declared and paid a dividend of $0.08 per share representing 14 days of operations during the first quarter, a dividend of $0.54 per share representing our results of operations for the second quarter of 2005, a dividend of $0.465 per share, representing our results of operations for the third quarter of 2005 and a dividend of $0.40 per share representing our results of operations for the fourth quarter of 2005.

The dry bulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends in amounts similar to those described above will actually be declared. In particular, the dividends described above are based on past charter hire rates that are not necessarily representative of future rates, which are subject to volatile changes due to the cyclical nature of the dry bulk shipping industry.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. For a description of the restrictions on the payment of dividends contained in our credit facility, we refer you to the section entitled "Credit Facility". In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine we require the establishment or reserves. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

We will record our acquisition of our fleet manager at historical cost due to the fact that when we and our fleet manager signed the put option agreement were under common control. The amount of the purchase price that exceeds the carrying value of our fleet manager's net assets is considered to be a preferential deemed dividend and will be reflected as a reduction in net income in the period the acquisition is consummated.

B. Significant Changes

On March 27, 2006, DSS stockholders exercised their option to sell their shares to us and we agreed to acquire such shares effective April 1, 2006, on which date DSS became our wholly owned subsidiary. We will pay the purchase price for the shares of DSS, amounting to $20.0 million with funds drawn under our credit facility. The amount in excess of DSS historical book value will be considered a preferential deemed dividend (approximately $19,460 at December 31, 2005) and will be reflected as a reduction in net income in the period the acquisition is consummated.

Item 9. Listing Details

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on March 17, 2005, as reported by the New York Stock
Exchange:

Period                                High            Low
------------------------------     -----------     -----------
2005........................           $17.75          $12.14
2006........................            13.55           11.19

1st quarter 2005............           $17.75          $15.50
2nd quarter 2005............            17.20           13.00
3rd quarter 2005............            16.78           12.46
4th quarter 2005............            16.85           12.14
1st quarter 2006............            13.55           11.19

October 2005................           $16.85          $15.14
November 2005...............            16.17           13.78
December 2005...............            14.50           12.14
January 2006................            13.55           11.79
February 2006...............            12.49           11.19
March 2006..................            12.41           11.24

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and articles of association

Our amended and restated articles of incorporation and bylaws have been filed as exhibit 3.1 and 3.2 to our Registration Statement on form F-1 filed with the Securities and Exchange Commission on March 1, 2005 with file number 333-123052. The information contained under "Description of Capital Stock" contained in that Registration Statement in incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 45,000,000.

C. Material Contracts

We refer you to Item 7.B for a discussion of our option agreement to purchase our fleet manager and our registration rights agreement with our stockholders of record before our initial public offering. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party D. Exchange Controls Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

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

In the year ended December 31, 2005, approximately 8.5%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 4.3% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2005. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.2 million for the year ended December 31, 2005.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar year taxpayers like ourselves and our subsidiaries, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

     (i) It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the "country of organization requirement"; and

     (ii) It can satisfy any one of the following two (2) stock ownership requirements:

          o more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the "50% Ownership Test"; or

          o its stock or that of its 100% parent is "primarily and regularly" traded on an established securities market located in the United States, or the "Publicly Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, the Company's country of organization since February 2005, and Panama, the country of incorporation of each of the Company's subsidiaries that earned shipping income during 2005, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the country of organization requirement.

For the 2005 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange during 2005.

Under the final regulations, the Company's common stock will be considered to be "regularly traded" on the New York Stock Exchange if its common stock is listed on the New York Stock Exchange and in addition, its common stock is traded on the New York Stock Exchange, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of common stock so traded during the taxable year is at least 10% of the average number of shares of common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Shareholders, who each own 5% or more of the value of stock, or the "5 Percent Override Rule."

For more than half the days of the tax year 2005, 51.80% of the Company's common stock was owned by 5% Shareholders whose issued and outstanding stock were issued in bearer form and therefore, the Company is subject to the 5 Percent Override Rule for 2005 unless the Company can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of its stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders must comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders

Based on a literal reading of the Section 883 regulations, holders of bearer shares are denied qualified shareholder status. Nevertheless, we believe our facts in respect to the bearer shares owned by Simon Palios, which constitute 63% of the 51.80% stock ownership held by 5% Shareholders, are distinguishable from those which the regulations were intended to address as a result of Mr. Palios having declared and disclosed as a matter of public record his 32.46% beneficial ownership in the Company through his ownership of such bearer shares and having provided the Company with an affidavit sworn under the penalties of perjury attesting to his ownership, control and physical possession over such bearer shares throughout 2005.

Based on the foregoing, the Company intends to take the position that it is not subject to the 5 Percent Override Rule and therefore, satisfies the Publicly Traded Test for 2005. The Company, however, can give no assurances that it would prevail if its position were challenged on audit.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2005, the Company would be subject to U.S. federal income tax of approximately $0.2 million under Section 887 in the absence of an exemption under Section 883.

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

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates. In November, 2005, we drew down $74.9 million in connection with the delivery of the Erato and the Thetis. At December 31, 2005, we had $12.9 million of indebtedness outstanding. The weighted average interest rate for the period from November 2005 to December 31, 2005 was 5.25% and interest rates ranged from 5.16% to 5.36%, including margins.

In January 2006, we drew down $38.5 million in connection with our acquisition of the Coronis, our new building Panamax dry bulk carrier we took delivery of in January 2006. Currently, we have $51.4 million of indebtedness outstanding and as at March 31, 2006 the weighted average interest rate was 5.60% and interest rates for the period ranged from 5.36% to 5.82%. In addition, we expect to draw down $20.0 million in connection with our acquisition of our fleet manager. We will continue to have debt outstanding, which could impact our results of operations and financial condition. However, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels through equity offerings on terms acceptable to us. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

Not Applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures as December 31, 2005. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Pursuant to an exemption for foreign private issuers, we are not required to comply with all of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies. A description of the significant differences between our corporate governance practices and the New York Stock Exchange requirements may be found on our website under "Corporate Governance" at http://www.dianashippinginc.com.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that both the members of our Audit Committee qualify as financial experts and they are both considered to be independent according to the SEC rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com, under "Corporate Governance" and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458.

Item 16C. Principal Accountant Fees and Services.

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A, have billed us for audit, audit-related and non-audit services as follows:

                                              2005         2004
                                            --------------------
                                                    Euro

                    Audit fees              618,250       63,000
                    Audit-related fees           --           --
                    Tax fees                     --           --
                    All other fees            1,500           --
                                            -------      -------

                    Total                   619,750       63,000
                                            =======      =======

Audit fees relate to audit services provided in connection with our initial public offering in March 2005, our follow on offering in December 2005 and the audit of our consolidated financial statements. For those services our principal Accountants billed us Euro 334,750, Euro 178,500 and Euro 105,000 (Euro 63,000 in 2004), respectively. Other fees paid to Ernst and Young (Hellas) of Euro 1,500 relate to an annual subscription to a website database providing global accounting and auditing information.

The audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas), Certified Auditors Accountants S.A., after the formation of our audit committee in March 2005 were pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

                                    PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The following financial statements listed below are set forth on pages F-1 through F-27 and are filed as a part of this annual report.

Item 19.       Exhibits

               (a)  Exhibits

               Exhibit
               Number                         Description
               ------                         -----------
                 1.1 Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
                 1.2     Amended and restated by-laws of the Company (2)
                 2.1     Form of Share Certificate (1)
                 4.1     Form of Stockholders Rights Agreement (2)
                 4.2     Form of Registration Rights Agreement (2)
                 4.3     Form of 2005 Stock Incentive Plan (2)
                 4.4     Form of Technical Manager Purchase Option Agreement (2)
                 4.5     Form of Management Agreement (1)
                 4.6     Loan Agreement with Royal Bank of Scotland (2)
                 4.7 First Amendment to Technical Manager Purchase Option Agreement
                 8.1     Subsidiaries of the Company
                 11.1    Code of Ethics (3)
                 12.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
                 12.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
                 13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                 13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002




----------
(1) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(2) Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(3) Filed as an Exhibit to the Company's 2004 Annual Report on Form 20-F (File No. 001-32458) on June 29, 2005.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        DIANA SHIPPING INC.


                                        By: /s/ Simeon Palios
                                            ------------------------------------
                                            Simeon Palios
                                            Chief Executive Officer and Chairman

Dated: April 13, 2006

                               DIANA SHIPPING INC.
                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                      F-2

Consolidated Balance Sheets as of December 31, 2004 and 2005                 F-3

Consolidated Statements of Income for the years ended December 31, 2003,
2004 and 2005                                                                F-4

Consolidated Statements of Stockholders' Equity for the years ended
December 31, 2003, 2004 and 2005                                             F-5

Consolidated Statements of Cash Flows for the years ended December 31,
2003, 2004 and 2005                                                          F-6

Notes to Consolidated Financial Statements                                   F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of DIANA SHIPPING INC.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
February 15, 2006

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                            2004         2005
                                                         ---------    ---------
ASSETS
------

CURRENT ASSETS:
 Cash and cash equivalents                               $   1,758    $  21,230
 Accounts receivable, trade                                    128        1,007
 Inventories (Note 4)                                          517          872
 Prepaid insurance and other                                   357          166
 Prepaid charter revenue, current portion                       --        3,322
 Restricted cash                                               789           --
                                                         ---------    ---------
            Total current assets                             3,549       26,597
                                                         ---------    ---------

FIXED ASSETS:
 Advances for vessels under  construction and
 acquisitions and other vessel costs (Note 5)               19,234        4,221
                                                         ---------    ---------
 Vessels (Notes 5 and 6)                                   147,269      331,523
 Accumulated depreciation (Note 6)                         (14,416)     (24,218)
                                                         ---------    ---------
           Vessels' net book value                         132,853      307,305
                                                         ---------    ---------

            Total fixed assets                             152,087      311,526
                                                         ---------    ---------

OTHER NON-CURRENT ASSETS:
 Deferred charges, net (Note 7)                                 --        2,004
 Prepaid charter revenue, non-current portion                   --        1,822
                                                         ---------    ---------
            Total assets                                 $ 155,636    $ 341,949
                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
 Current portion of long-term debt (Note 9)              $   7,078    $      --
 Accounts payable, trade                                       605        1,389
 Accounts payable, other                                       120          201
 Due to related companies (Note 3)                             362          215
 Accrued liabilities (Note 8)                                  946        1,685
 Unearned revenue                                            1,870        1,106
 Other current liabilities (Note 11)                           363           71
                                                         ---------    ---------

            Total current liabilities                       11,344        4,667
                                                         ---------    ---------

LONG-TERM DEBT, net of current portion (Note 9)             85,168       12,859
                                                         ---------    ---------

OTHER NON-CURRENT LIABILITIES (Note 11)                         72          265
                                                         ---------    ---------

COMMITMENTS AND CONTINGENCIES (Notes 5,10 and 14)               --           --
                                                         ---------    ---------

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares
authorized, none issued                                         --           --
Common  stock, $0.01 par  value; 100,000,000 shares
authorized; 27,625,000 and 45,000,000 issued and
outstanding as at December 31,  2004 and 2005,
respectively (Note 13)                                         276          450
Additional paid-in capital (Note 13)                        39,489      296,831
Retained earnings                                           19,287       26,877
                                                         ---------    ---------

            Total stockholders' equity                      59,052      324,158
                                                         ---------    ---------

            Total liabilities and stockholders' equity   $ 155,636    $ 341,949
                                                         =========    =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)
                                                            2003            2004            2005
                                                        ------------    ------------    ------------
REVENUES:
     Voyage and time charter revenues (Note 1)          $     25,277    $     63,839    $    103,104

EXPENSES:
     Voyage expenses (Notes 3 and 11)                          1,549           4,330           6,480
     Vessel operating expenses (Notes 3, 11 and 14)            6,267           9,514          14,955
     Depreciation  and  amortization of deferred
      charges (Notes 6 and 7)                                  3,978           5,087           9,943
     Management fees (Note 3)                                    728             947           1,731
     Executive management services and rent (Note 13)          1,470           1,528             455
     General and administrative expenses                         123             300           2,871
     Foreign currency losses (gains)                              20               3             (30)
                                                        ------------    ------------    ------------
     Operating income                                         11,142          42,130          66,699
                                                        ------------    ------------    ------------

OTHER INCOME / (EXPENSES):
     Interest and finance costs (Notes 9 and 12)              (1,680)         (2,165)         (2,731)
     Interest income                                              27             136           1,022
     Gain on sale of vessel (Note 6)                              --          19,982              --
                                                        ------------    ------------    ------------
     Total other income / (expenses), net                     (1,653)         17,953          (1,709)
                                                        ------------    ------------    ------------

Net income                                              $      9,489    $     60,083    $     64,990
                                                        ============    ============    ============

Earnings per common share, basic and diluted            $       0.37    $       2.17    $       1.72
                                                        ============    ============    ============

Weighted average number of common shares, basic
  and diluted                                             25,340,596      27,625,000      37,765,753
                                                        ============    ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except for share and per share data)
                                                                                             Common Stock
                                                                                       --------------------------
                                                               Comprehensive       # of            Par            Paid-in
                                                                  Income          Shares          Value           Capital
                                                                ==========      ----------      ----------      ----------
BALANCE, December 31, 2002                                              --      18,416,667      $      184      $   22,583

   - Net income                                                      9,489              --              --              --
   - Contribution to additional-paid in capital (Note 13)               --              --           1,470              --
   - Issuance of common stock (par value $0.01, at $1.52)               --       9,208,333              92          13,908

   Comprehensive income                                         $    9,489              --              --              --
                                                                ==========      ----------      ----------      ----------
BALANCE, December 31, 2003                                              --      27,625,000      $      276      $   37,961
                                                                                ==========      ==========      ==========

   - Net income                                                     60,083              --              --              --
   - Contribution to additional-paid in capital  (Note 13)              --              --           1,528              --
   - Dividends declared and paid ($ 1.85 per share)                     --              --              --              --

   Comprehensive income                                         $   60,083              --              --              --
                                                                ==========      ----------      ----------      ----------
BALANCE, December 31, 2004                                              --      27,625,000      $      276      $   39,489
                                                                                ==========      ==========      ==========

   - Net income                                                     64,990              --              --              --
   - Contribution to additional-paid in capital  (Note 13)              --              --              --             455
   - Issuance of common stock (par value $0.01, at $17.00)              --      12,375,000             124         193,852
   - Issuance of common stock (par value $0.01, at $13.50)              --       5,000,000              50          63,035
   - Appropriation of retained earnings                                 --              --              --              --
   - Removal of restrictions on appropriated retained
       earnings (Note 13)                                               --              --              --              --
   - Dividends declared and paid ($ 0.51 per share)                     --              --              --              --
   - Dividends declared and paid ($ 0.08 per share)                     --              --              --              --
   - Dividends declared and paid ($ 0.54 per share)                     --              --              --              --
   - Dividends declared and paid ($ 0.465 per share)                    --              --              --              --

   Comprehensive income                                         $   64,990              --              --              --
                                                                ==========      ----------      ----------      ----------
BALANCE, December 31, 2005                                              --      45,000,000      $      450      $  296,831
                                                                                ==========      ==========      ==========
                                                               Appropriation
                                                                Of Retained         Retained
                                                                 Earnings            Earnings           Total
                                                              ----------------      ----------       ----------
BALANCE, December 31, 2002                                    $             --      $      715       $   23,482

   - Net income                                                             --           9,489            9,489
   - Contribution to additional-paid in capital (Note 13)                                   --            1,470
   - Issuance of common stock (par value $0.01, at $1.52)                   --              --           14,000
                                                                                                     ----------
   Comprehensive income                                                     --              --               --
                                                              ----------------      ----------       ----------
BALANCE, December 31, 2003                                    $             --      $   10,204       $   48,441
                                                              ================      ==========       ==========

   - Net income                                                             --          60,083           60,083
   - Contribution to additional-paid in capital  (Note 13)                                  --            1,528
   - Dividends declared and paid ($ 1.85 per share)                         --         (51,000)         (51,000)
                                                                                                     ----------
   Comprehensive income                                                     --              --               --
                                                              ----------------      ----------       ----------
BALANCE, December 31, 2004                                    $             --      $   19,287       $   59,052
                                                              ================      ==========       ==========

   - Net income                                                             --          64,990           64,990
   - Contribution to additional-paid in capital  (Note 13)                  --              --              455
   - Issuance of common stock (par value $0.01, at $17.00)                  --              --          193,976
   - Issuance of common stock (par value $0.01, at $13.50)                  --              --           63,085
   - Appropriation of retained earnings                                 15,850         (15,850)              --
   - Removal of restrictions on appropriated retained
       earnings (Note 13)                                              (15,850)         15,850               --
   - Dividends declared and paid ($ 0.51 per share)                         --         (14,000)         (14,000)
   - Dividends declared and paid ($ 0.08 per share)                         --          (3,200)          (3,200)
   - Dividends declared and paid ($ 0.54 per share)                         --         (21,600)         (21,600)
   - Dividends declared and paid ($ 0.465 per share)                        --         (18,600)         (18,600)
                                                                                                     ----------
   Comprehensive income                                                     --              --               --
                                                              ----------------      ----------       ----------
BALANCE, December 31, 2005                                    $             --      $   26,877          324,158
                                                              ================      ==========       ==========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)
                                                                  2003         2004         2005
                                                               ---------    ---------    ---------
Cash Flows from Operating Activities:

  Net income                                                   $   9,489    $  60,083    $  64,990

  Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation and amortization of deferred charges             3,978        5,087        9,943
     Executive management services and rent                        1,470        1,528          455
     Amortization and write off of financing costs                    73           88          590
     Gain on sale of vessel                                           --      (19,982)          --
     Change in fair value of interest rate option contracts          (77)          (9)          --
     Recognition and amortization of free lubricants benefit        (168)        (255)         (99)
  (Increase) Decrease in:
     Receivables                                                      12          (50)        (879)
     Due from related parties                                       (149)         149           --
     Inventories                                                    (296)        (151)        (355)
     Prepayments and other                                           (52)        (277)          91
     Prepaid charter revenue                                          --           --       (5,144)
  Increase (Decrease) in:
     Accounts payable                                                503           43          865
     Due to related parties                                       (1,329)         362         (147)

     Accrued liabilities                                             425          330          739
     Unearned revenue                                              1,339          433         (764)
  Dry docking                                                         --           --       (1,029)
                                                               ---------    ---------    ---------

Net Cash from Operating Activities                                15,218       47,379       69,256
                                                               ---------    ---------    ---------

Cash Flows from Investing Activities:
  Advances for vessels under construction and
  acquisitions and other vessel costs                            (10,854)     (17,021)      (4,221)
  Vessel acquisitions                                            (41,869)     (35,956)    (165,020)
  Net proceeds from sale of vessel                                    --       41,199           --
                                                               ---------    ---------    ---------

Net Cash used in Investing Activities                            (52,723)     (11,778)    (169,241)
                                                               ---------    ---------    ---------

Cash Flows from Financing Activities:
  Proceeds from long-term debt                                    33,500       15,750      150,925
  Issuance of common stock                                        14,000           --           --
  Proceeds from public offering, net of
  related issuance costs                                              --           --      257,061

  Decrease in restricted cash                                        334          169          789
  Financing costs                                                   (357)          --       (1,200)
  Payments of long-term debt                                      (4,398)      (6,289)    (230,718)
  Proceeds from settlement of financial instruments                   --           86           --

  Cash dividends                                                      --      (51,000)     (57,400)
                                                               ---------    ---------    ---------

Net Cash from (used in) Financing Activities                      43,079      (41,284)     119,457
                                                               ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents               5,574       (5,683)      19,472
Cash and cash equivalents at beginning of year                     1,867        7,441        1,758
                                                               ---------    ---------    ---------

Cash and cash equivalents at end of year                       $   7,441    $   1,758    $  21,230
                                                               =========    =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest payments, net of amounts capitalized             $   1,393    $   2,279    $   1,572
                                                               =========    =========    =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana") and its wholly owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. In March 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933 (Note 13(b)). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries, all incorporated in the Republic of Panama:

     (a) Skyvan Shipping Company S.A. ("Skyvan"), owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

     (b) Buenos Aires Compania Armadora S.A. ("Buenos"), owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

     (c) Husky Trading S.A. ("Husky"), owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton", which was built and delivered in March 2001.

     (d) Panama Compania Armadora S.A. ("Panama"), owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

     (e) Eaton Marine S.A. ("Eaton"), owner of the Greek flag 75,106 dwt (built in 2001) bulk carrier vessel "Danae", which was acquired in July 2003.

     (f) Chorrera Compania Armadora S.A. ("Chorrera"), owner of the Greek flag 75,172 dwt (built in 2001) bulk carrier vessel "Dione", which was acquired in May 2003.

     (g) Cypres Enterprises Corp. ("Cypres"), owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" (Hull 2301), which was built and delivered in August 2004.

     (h) Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel, "Calipso" (Hull 2303), which was built and delivered in February 2005 (Note 6).

     (i) Cerada International S.A ("Cerada"), owner of the Bahamas flag 169,883 dwt bulk carrier vessel, "Pantelis SP" (built in 1999), for which Cerada entered into an agreement to acquire from an unrelated third party in November 2004 and which was delivered to the Company in February 2005 (Note 6).

     (j) Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel, "Clio" (Hull 2304), which was built and delivered in May 2005 (Note 6).

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information - (continued):

     (k) Urbina Bay Trading S.A. ("Urbina"), ex-owner of a 73,700 dwt bulk carrier vessel, "Amfitrite" (Hull 2302), which was sold to an unrelated party right after her delivery to Urbina, in November 2004 (Note 6). In October 2005, Urbina entered into a Memorandum of Agreement with an unrelated third party company to acquire the 74,444 dwt bulk carrier vessel "Erato" built in 2004, which was delivered in November 2005 (Note 6).

     (l) Changame Compania Armadora S.A. ("Changame"), ex-owner of Hull 1117 (a bulk carrier vessel under construction) which was sold to an unrelated third party in August 2000. In September 2005, Changame entered into a Memorandum of Agreement with an unrelated third party company to acquire the 73,583 dwt bulk carrier vessel "Thetis" built in 2004, which was delivered in November 2005 (Note 6).

     (m) Vesta Commercial S.A. ("Vesta") In October 2005, Vesta entered into a Memorandum of Agreement with an unrelated third party company to acquire the 74,381 dwt bulk carrier vessel under construction, "Coronis" (Hull No.H1307A), which was delivered in January 2006 (Note 5 and 16(a)).

Until November 11, 2004 the vessel owning subsidiaries had a management agreement with Diana Shipping Agency S.A. ("DSA"), a related Panamanian corporation, under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA was charging the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004 and following the termination of the management agreements with DSA, the operations of the vessels are managed by Diana Shipping Services S.A. (the "Manager" or "DSS"), a related Panamanian corporation (Note 3).

During 2003, 2004 and 2005, eight charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

                      Charterer       2003       2004       2005
                    -------------   --------   --------   --------
                          A            25%        25%        -
                          B            15%        15%        -
                          C            20%         -         -
                          D            15%         -         -
                          E             -         20%       26%
                          F             -         16%       12%
                          G             -          -        14%
                          H             -          -        11%

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

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

     (f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2004 and 2005.

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

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

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

     (j) Prepaid / Deferred Charter Revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

     (k) Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. No impairment loss was recorded in the years ended December 31, 2003, 2004 and 2005. Furthermore, in the period a long lived asset meets the "held for sale" criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset's carrying amount to fair value less cost to sell. For the years ended December 31, 2003, 2004 and 2005, no such adjustments were identified.

     (l) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (m) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     (n) Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the loan facilities not used at the balance sheet date, according to their availability terms. Unamortized fees relating to loans repaid or refinanced are expensed as interest and finance costs in the period the repayment or refinancing is made. Loan commitment fees are charged to expense in the period incurred.

     (o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable..

     (p) Accounting for Revenues and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized on a pro-rata basis over the duration of the voyage and voyage related expenses are recognized as incurred. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

     (r) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2003, 2004 and 2005.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (s) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (t) Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During the year ended 2003, the Company entered into two open interest rate option agreements (cap and floor) in order to partially hedge the exposure of interest rate fluctuations associated with the Company's borrowings. These option agreements did not meet hedge accounting criteria and the change in the fair value of these option agreements has been included in "Interest and Other Finance Costs" in the accompanying consolidated statements of income.

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

     (u) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

2.   Significant Accounting Policies - (continued):

     (v) Recent Accounting Pronouncements: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

3.   Transactions with Related Parties:

     (a) Diana Shipping Agencies S.A. ("DSA") and Diana Shipping Services S.A ("DSS" or the "Manager"): As discussed in Note 1, until November 11, 2004 the vessel owning subsidiaries had management agreements with DSA, under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA charged the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004, following the termination of the management agreements with DSA, the operations of the vessels are managed by DSS under new management agreements.

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

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

3.   Transactions with Related Parties - (continued):

          DSA and DSS are majority owned and controlled by Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman. The management fees charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2003, 2004 and 2005 amounted to $728, $947 and $1,731, respectively, and are separately reflected in the accompanying consolidated statements of income. Commissions charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2003, 2004 and 2005 amounted to $506, $1,276 and $2,061, respectively, and are included in voyage expenses in the accompanying consolidated statements of income (Note 11).

          The balances due to DSS at December 31, 2004 and 2005 amounted to $362 and $164, respectively, and are included in due to related companies in the accompanying consolidated balance sheets.

          In July 2005, the management agreements between DSS and the vessel owning subsidiaries were amended. Under the amended agreements, the Company appoints DSS to be the sole and exclusive manager of the vessel owning subsidiaries and any other subsidiaries to be included in the group, having vessels in operation or under construction, with terms and conditions specified in management agreements signed between DSS and each subsidiary. The manager will provide the Company, its Officers, Executives and the subsidiaries with management services and office space in exchange for a fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreements may be terminated by either party giving three months notice at any time.

     (b) Altair Travel S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair. Travel expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $167, $287 and $716, respectively and are included in vessel operating expenses and general and administrative expenses in the accompanying consolidated statements of income. No amounts were payable to or receivable from Altair at December 31, 2004 and 2005.

     (c) Option to acquire Diana Shipping Services S.A.: In February 2005, and within the context of the Company's March 2005 initial public offering discussed in Note 13, the Company entered into an agreement with the stockholders of DSS pursuant to which the Company may exercise an option to purchase 100% of the issued and outstanding shares of DSS at any time between the 13th month through the 24th month, inclusive, following the consummation of the March 2005 initial public offering for cash consideration of $20,000. Pursuant to this agreement, the current DSS stockholders may also exercise an option to sell all, but not less than all, of their outstanding shares to the Company for the same consideration at any time during the 12-month period following the consummation of the March 2005 initial public offering. The Company expects to finance the acquisition with funds drawn under the revolving credit facility. The Company intends to exercise its option to acquire DSS if the current DSS stockholders have not exercised their option prior to such time (Note 16(c)).

          When DSS is acquired by the Company, the transaction will be recorded at historical cost due to common control. The amount in excess of DSS historical book value will be considered a preferential deemed dividend (approximately $19,460 at December 31, 2005) and will be reflected as a reduction in net income in the period the acquisition is consummated.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

3.   Transactions with Related Parties - (continued):

     (d) Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company S.A. ("Zoe"): On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (the then sole shareholder of the Company), certain executives (including Mr. Simeon Palios) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum, and in September 2004, sold 25% of its common stock to Corozal Compania Naviera SA, ("Corozal"), a company controlled by Mr. Simeon Palios.

          Under the agreement, the Company and its executives were required to obtain approval from all stockholders (i.e., unanimous consent) before they initiate or undertake any of the following: declare or pay dividends, modify the authorized or issued share capital of the Company, appoint or terminate the Manager, obtain loans or advances, issue guarantees, acquire or sell vessels or other assets, and various other actions. In February 2005, the agreement was amended, so as to facilitate the Company's initial public offering (Note 13(b)) and was terminated on its closing in March 2005.

          The following related company transactions occurred between the Company and Fortis:

          (i) On July 21, 2003, the Company concluded two separate interest rate option contracts (Cap and Floor) with Fortis for a period of five years (through July 2008) for a notional amount of $38,000. In November 2004, the agreements were terminated (Note 12).

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

         (iii) Through Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., Fortis was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005. Underwriting commissions paid to Fortis in 2005 amounted to $1,659.

4.   Inventories:

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2004 and 2005 are analyzed as follows:

                                                       2004            2005
                                                     --------        --------

     Lubricants ...........................               406             686
     Victualling ..........................               111             186
                                                     --------        --------
           Total ..........................               517             872
                                                     ========        ========

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

5.   Advances for Vessels Under Construction and Acquisitions and Other Vessel
     Costs:

The amounts shown in the accompanying consolidated balance sheets as at December 31, 2004 and 2005 include payments to sellers of vessels or, in the case of constructed vessels, to the shipyards, for supervision services and capitalized interest cost, in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

                                                             2004          2005
                                                            ------        ------

Advance payments on contract signing                         2,029         4,200
Additional pre-delivery payments                            16,496            --
Construction supervision costs                                 421            --
Capitalized interest                                           175            --
Other related costs                                            113            21
                                                            ------        ------
         Total                                              19,234         4,221
                                                            ======        ======

The movement of the account, during 2004 and 2005, was as follows:

                                                             2004         2005
                                                           -------      -------

Beginning balance                                            8,642       19,234
Advances for vessels under construction and other
vessel costs, delivered during the year                     35,956       29,728
Advances for vessels under
construction and other vessel costs                         10,667           --
Advances for vessels acquisition and other vessel
costs                                                        6,354       12,726
Transferred to vessel cost                                 (42,385)     (57,467)
                                                           -------      -------
Ending balance                                              19,234        4,221
                                                           =======      =======

In October 2005, the company entered into an agreement with an unrelated third party company to acquire a Panamax dry bulk carrier the "Coronis", with a carrying capacity of 74,381 dwt for a total consideration of $42,000. The vessel was under construction at the Hudong Shipyard in China. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21,000 per day, gross of commissions. As at December 31, 2005, the Company had made an advance payment (10% of the purchase price) of $4,200 plus expenses while the remaining balance was paid upon delivery of the vessel in January 2006 (Note 16(a)).

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

6.   Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                          Vessel       Accumulated       Net
                                           Cost       Depreciation    Book Value
                                         --------     ------------    ----------

Balance, December 31, 2003 ...........    126,032         (9,329)       116,703
- Transfers from advances for vessels          --
  under construction and acquisitions
  and other vessel costs ............      42,385         42,385
- Vessel disposals ...................    (21,148)            --        (21,148)
- Depreciation .......................         --         (5,087)        (5,087)
                                         --------       --------       --------
Balance, December 31, 2004 ...........    147,269        (14,416)       132,853
- Transfers from advances for vessels
  under construction and acquisitions
  and other vessel costs ............      57,467             --         57,467
- Vessel acquisitions ................    126,787             --        126,787
- Depreciation .......................         --         (9,802)        (9,802)
                                         --------       --------       --------
Balance, December 31, 2005 ...........    331,523        (24,218)       307,305
                                         ========       ========       ========

In October 2004, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of the Amfitrite (Hull 2302), a vessel under construction at that date, for an amount of $42,000. Under the terms of the agreement, the buyer paid a 10% advance to the Company on October 25, 2004, of $4,200. The Company took delivery of the Amfitrite from the Jiangnan Shipyard on November 22, 2004 and on the same date delivered the vessel to her new owners and collected the balance ($37,800) of the sale price. The vessel's cost amounted to $21,148 (contract amount of $20,191 and other capitalized costs of $957). This sale, after the related sales expenses of $870, resulted in a gain of $19,982 which is separately reflected in the accompanying 2004 consolidated statement of income.

During 2005, the Company, through its subsidiaries, took delivery of the vessels Calipso, Pantelis SP (both in February 2005) and Clio (May 2005). The vessels Calipso and Clio were delivered from the Jiangnan shipyard where they were under construction, for the amount of $14,304 each, being the final instalment of their contract price. Instalments paid up to the vessels' delivery amounted to $6,087 for each vessel. During their construction, the company incurred additional predelivery expenses, which amounted to $787 for Calipso and $1,073 for Clio and are capitalized as part of the vessels' cost. Pantelis SP was acquired from an unrelated third party company for a purchase price of $63,500 of which 10% was paid as advance payment in 2004. The company incurred additional expenses, which amounted to $144 and are included in the vessel's cost.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

6.   Vessels - (continued):

In September 2005, the Company entered into a Memorandum of Agreement to purchase from an unrelated third party company, a secondhand Panamax dry bulk carrier, the Thetis, built in 2004 with a carrying capacity of 73,583 dwt, for a purchase price of $44,250. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterers. The contract, which expires between July to September 2007, is at the rate of $25,000 per day, gross of commissions. The Company, upon delivery of the vessel and in accordance with its accounting policy described in Note 2(j), evaluated the charter contract assumed and recognized an asset of $5,443 with a corresponding decrease in the vessel's purchase price. As at December 31, 2005, the unamortized balance of the asset amounted to $5,144 and is reflected in prepaid charter revenue in the accompanying 2005 consolidated balance sheet.

In October 2005, the Company entered into a Memorandum of Agreement to purchase from an unrelated third party company, a secondhand Panamax dry bulk carrier, the Erato, built in 2004 with a carrying capacity of 74,444 dwt, for a purchase price of $39,000. As part of the Memorandum of Agreement, the Company, upon delivery of the vessel, concluded a time charter agreement with a company related to the seller, for a period of minimum 11 to maximum 13 months at the charterers' option, at the rate of $21,000 per day gross of commissions.

All of the Company's vessels, with the exception of the Thetis and the Erato, having a total carrying value of $229,630 as at December 31, 2005, have been provided as collateral to secure the revolving credit facility discussed in Note 9.

As at December 31, 2005, all vessels were operating under time charters, the last of which expires in January 2008.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheet as at December 31, 2005 are analyzed as follows:

                                                  Financing   Dry-dock
                                                    Costs      Costs     Total
                                                    ------     ------    ------
Balance, December 31, 2004 .....................        --         --        --
 - Additions ...................................     1,200      1,029     2,229
 - Transfer from prepaid insurance and other ...       100         --       100
 - Amortization ................................      (118)      (141)     (259)
 - Financing costs presented as a contra to debt       (66)        --       (66)
                                                    ------     ------    ------
Balance, December 31, 2005 .....................     1,116        888     2,004
                                                    ======     ======    ======

Additions to financing costs represent fees paid to the lenders relating to the revolving credit facility agreement discussed in Note 9. The portion of those fees relating to the balance of the outstanding debt as at December 31, 2005, net of amortization, is recorded as a contra to debt in accordance with the company's accounting policy (Note 2(n)).

Additions to dry-dock cost represent expenditures incurred for the dry-docking of the Alcyon, the Nirefs and the Dione, which took place in July, August and November 2005, respectively.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

7.   Deferred Charges - (continued):

The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of drydock costs is included in depreciation and amortization of deferred charges in the accompanying consolidated statements of income.

8.   Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets as of December 31, 2004 and 2005 are analyzed as follows:

                                                            2004       2005
                                                           -----      -----

     Interest and finance costs .....................         77        188
     Vessels' operating and voyage expenses .........        379      1,085
     General and administrative expenses ............        490        412
                                                           -----      -----
              Total .................................        946      1,685
                                                           =====      =====

9.   Long-term Debt:

The amounts of long-term debt shown in the 2004 and 2005 accompanying consolidated balance sheets are analyzed as follows:

         Borrower(s)                                       2004       2005
         -----------                                     -------    -------

     (a) Husky .......................................    11,647         --
     (b) Panama ......................................    11,583         --
     (c) Skyvan ......................................    11,447         --
     (d) Buenos ......................................    11,451         --
     (e) Eaton .......................................    15,840         --
     (f) Chorrera ....................................    14,897         --
     (g) Cypres ......................................    15,421         --
     (h) Revolving Credit Facility ...................        --     12,859
         Financing costs for loans not yet issued ....       (40)        --
                                                         -------    -------
              Total ..................................    92,246     12,859
         Less: Current portion .......................    (7,078)        --
                                                         -------    -------
         Long-term portion ...........................    85,168     12,859
                                                         =======    =======

Loan (a): Loan for an amount of $15,000, obtained in March 2001 from an unrelated international bank, to refinance Husky's indebtedness of $4,000 under a previous loan agreement and to partially finance the construction cost of the vessel Triton. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.66%. Loan financing costs incurred amounted to $142. The outstanding principal balance of the loan ($11,719) as at December 31, 2004 was payable in 17 equal semi-annual instalments from March 2005 to March 2013, plus a balloon payment of $ 3,750 payable together with the last installment. In March 2005, the Company repaid the then outstanding principal balance of this loan, as discussed below.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

9.   Long-term Debt - (continued):

Loan (b): Loan for an amount of $15,000, obtained in May 2001 from an unrelated international bank, to refinance Panama's indebtedness of $4,000 under a previous loan agreement and to partially finance the construction cost of the vessel Oceanis. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.62%. Loan financing costs incurred amounted to $108. The outstanding principal balance of the loan ($11,640) as at December 31, 2004 was payable in 33 equal quarterly instalments from February 2005 to February 2013, plus a balloon payment of $3,720 payable in May 2013. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

Loan (c): Loan for an amount of $15,000, obtained in January 2001 from an unrelated international bank, to refinance Skyvan's indebtedness of $2,000 under a previous loan agreement and to partially finance the construction cost of the vessel Nirefs. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.67%. Loan financing costs incurred amounted to $102. The outstanding principal balance of the loan ($11,500) as at December 31, 2004 was payable in 17 equal semi-annual instalments from January 2005 to January 2013, plus a balloon payment of $3,000 payable together with the last installment. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

Loan (d): Loan for an amount of $15,000, obtained in February 2001 from an unrelated international bank, to refinance Buenos' indebtedness of $2,000 under a previous loan agreement and to partially finance the construction cost of the vessel Alcyon. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.59%. Loan financing costs incurred amounted to $109.The outstanding principal balance of the loan ($11,500) as at December 31, 2004 was payable in 17 equal semi-annual instalments from February 2005 to February 2013, plus a balloon payment of $3,000 payable together with the last installment. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

Loan (e): In July 2003, Eaton concluded a loan for an amount of $17,000 from an unrelated international bank to partially finance the acquisition cost of the vessel Danae. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.51%. Loan financing costs incurred amounted to $43.The outstanding principal balance of the loan ($15,870) as at December 31, 2004 was payable in 18 equal semi-annual instalments from January 2005 to July 2013, plus a balloon payment of $5,700 payable together with the last installment. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

Loan (f): In March 2003, Chorrera concluded a loan for an amount of $16,500 from an unrelated international bank to partially finance the acquisition cost of the vessel Dione. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004 was 3.70%. Loan financing costs incurred amounted to $82. The outstanding principal balance of the loan ($15,000) as at December 31, 2004 was payable in 34 equal quarterly instalments from February 2005 to May 2013, plus a balloon payment of $6,500 payable together with the last installment. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

9.   Long-term Debt - (continued):

Loan (g): In February 2003, Cypres concluded a loan for an amount of $15,750 from an unrelated international bank to partially finance the construction cost of the vessel Protefs. On August 26, 2004 Cypres drew-down the amount of $15,750 and on August 31, 2004 the vessel Protefs was delivered to Cypres. The loan bore interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2004, was 3.67%. Loan financing costs incurred amounted to $70. The outstanding principal balance of the loan ($15,488) as of December 31, 2004 was payable in 47 equal quarterly instalments from February 2005 to August 2016, plus a balloon payment of $3,150 payable in December 2016. In March 2005, the Company repaid the then outstanding principal balance of the loan, as discussed below.

Other loans:

In January 2005, Darien concluded a loan for an amount of $18,000 from an unrelated international bank, to finance the delivery installment of the vessel Calipso (Note 0). Loan financing costs incurred amounted to $20. The loan was paid in full in March 2005, as discussed below.

In February 2005, Cerada concluded a loan for an amount of $58,000 from an unrelated international bank to partially finance the acquisition cost of the second hand vessel Pantelis SP (Note 6). The loan was paid in full in March 2005, as discussed below.

In March 2005, the Company repaid the then outstanding balance of its outstanding bank debt amounting to $166,399 with part of the proceeds of the Initial Public Offering (Note 13). The unamortized balance of loan financing costs as of that date, amounting to $471, was written off to the income statement and is included in interest and finance costs in the accompanying 2005 consolidated statement of income (Note 12).

Revolving Credit Facility (h): In February 2005, the Company entered into an agreement with Royal Bank of Scotland for a $230.0 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, for the acquisition of DSS (Note 3(c)) and for working capital. The maturity of the credit facility is ten years and the interest rate on amounts drawn will be at LIBOR plus a margin.

The facility is available in full for five years. At the end of the fifth year it will be reduced by $20.0 million and over the remaining period of five years will be reducing in semiannual amounts of $13.5 million with a final reduction of $75.0 million together with the last semi annual reduction. Loan financing costs amounted to $1,300 (Note 7).

The credit facility is secured by a first priority mortgage on ten of the vessels in the fleet (excluding the Thetis and the Erato) and such other vessels that may from time to time be included with the approval of the lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires to either mortgage new vessels to the lender or obtain the lender's consent before mortgaging those vessels to third parties. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

9.   Long-term Debt - (continued):

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding hull cover ratio (vessels' market values at least 130% of the outstanding balance of the credit facility), minimum liquidity of $750 per each vessel in the fleet unless the available credit facility exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends, which would result in a breach of the financial covenants.

In November 2005, the Company drew down an amount of $35,100 under the revolving credit facility with the Royal Bank of Scotland, to fund the balance of the purchase price of the Erato, which was delivered on November 21, 2005 and an amount of $39,825 to fund the balance of the purchase price of the Thetis, which was delivered on November 28, 2005. In December 2005, the Company prepaid $62,000, being the balance of the loan for the Erato and part of the loan of the Thetis, using part of the proceeds of the Secondary Public Offering discussed in
Note 13(d). The outstanding principal balance of the borrowing ($12,925) as at December 31, 2005, is not due for payment until the maturity of the credit facility.

On the undrawn portion of the facility the Company pays commitment fees, which for the year ended December 31, 2005 amounted to $604 and are included in interest and finance costs in the 2005 accompanying consolidated income statement (Note 12).

Total interest incurred on long-term debt for the years ended December 31, 2003, 2004 and 2005 amounted to $1,775, $2,382 and $1,503, respectively. Of the above amounts, $91 (in 2003), $339 (in 2004) and $122 (in 2005) were capitalized as part of the vessel cost or as advances for vessels under construction. Interest expense on long-term debt for 2003, 2004 and 2005, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of income (Note 12).

The weighted average interest rate of the Company's bank loans during 2003, 2004 and 2005, was 2.50%, 2.74% and 4.08%, respectively.

10.  Contingencies:

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

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

11.  Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                       2003       2004       2005
                                                     -------    -------    -------
Voyage Expenses
---------------
Port charges .....................................         9         32         17
Bunkers ..........................................      (169)       (23)      (341)
Commissions charged by third parties .............     1,172      3,019      4,731
Commissions charged by a related party (Note 3(a))       506      1,276      2,061
Miscellaneous ....................................        31         26         12
                                                     -------    -------    -------
     Total .......................................     1,549      4,330      6,480
                                                     =======    =======    =======
Vessel Operating Expenses
-------------------------
Crew wages and related costs .....................     3,613      5,403      8,690
Insurance ........................................       897      1,157      1,724
Repairs and maintenance ..........................       505        703      1,014
Spares and consumable stores .....................     1,029      1,899      3,157
Tonnage taxes (Note 14) ..........................        52         68         94
Miscellaneous ....................................       171        284        276
                                                     -------    -------    -------
     Total .......................................     6,267      9,514     14,955
                                                     =======    =======    =======

In 2001, the Company signed agreements with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Nirefs, Alcyon, Triton and Oceanis, for periods up to December 31, 2005. Under the terms of these contracts, lubricants supplied during the first two years of operations of the vessels were free of charge. The free of charge periods for the four vessels expired between January and May 2003. The market value of lubricants consumed during the free of charge period, for all four vessels, was $1,649. As at December 31, 2005 the benefit from those contracts was fully amortized.

In 2004, the Company entered into an agreement with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Amfitrite, Protefs, Calipso and Clio and, in 2005 the Company entered into a similar agreement with the same supplier for the vessel Pantelis SP. Under the terms of these agreements, a fixed quantity of main engine and auxiliary diesel engine oils for each vessel was supplied free of charge. The above discount offer assumes that the Company remains exclusively supplied by the specific supplier for at least five years following the date of the first supply. In case contract duration will not be satisfied, the free quantities purchased until the time of the premature termination will be charged at normal prices to the Company for the 100% of their value if the contract is terminated within the first year, then reducing by 20% each year until the fifth year, the year the contract expires. The vessel Amfitrite did not make use of the above benefit since she was sold upon her delivery from the shipyard.

The Company classifies lubricant expense in spares and consumable stores in the aforementioned table of Voyage and Vessel Operating Expenses. During free lubricant periods, the Company recorded the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed over the periods from the inception of each of the lubricant contract through the date of their expiration.

The unamortized balance of the above benefits at December 31, 2004 and 2005 amounted to $435 and $336, respectively, and is reflected in other current and non-current liabilities in the accompanying consolidated balance sheets.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

12.  Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                      2003      2004      2005
                                                     ------    ------    ------

     Interest expense ............................    1,684     2,043     1,381
     Amortization and write-off of financing costs       73        88       590
     Commitment fees .............................       --        --       604
     Financial instruments .......................      (77)       (9)       --
     Other .......................................       --        43       156
                                                     ------    ------    ------
              Total ..............................    1,680     2,165     2,731
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

The fair value of these option agreements at December 31, 2003, was $77. In November 2004, the agreements were terminated resulting in a gain of $86. The positive change in the fair value of the options amounting to $77 and $9 during 2003 and 2004, respectively, is included in interest and finance costs in the accompanying consolidated statements of income.

13.  Common Stock and Additional Paid-In Capital:

(a) Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company's authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. On the date of the amended articles of incorporation, the Company reduced the par value of the 150,000 shares of Diana Shipping Investment Corp. from $10.00 per share to $0.01 per share and issued in the form of dividends 27,475,000 new shares of common stock at their par value. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b) Initial public offering: In March 2005, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"). In this respect, 12,375,000 shares of common stock at par value $0.01 were issued for $17.00 per share. The net proceeds of the initial public offering amounted to $193,976.

                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 and 2005
                    (Expressed in thousands of U.S. Dollars -
           except share and per share data, unless otherwise stated)

13.  Common Stock and Additional Paid-In Capital - (continued):

(c) Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As at December 31, 2005, no options were granted under the plan.

(d) Secondary public offering: In December 2005, the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended and issued 5,000,000 shares of common stock at par value $0.01 for $13.50 per share. The net proceeds of the secondary public offering amounted to $63,085.

(e) Dividends and appropriation of retained earnings As at December 31, 2004 and 2005, the company paid dividends of $51,000 and $57,400, respectively. Furthermore, following a Board of Directors resolution dated January 2005, $15,850 of retained earnings was appropriated for the purpose of reinvestment to the Company. However, in August 2005, following another Board of Directors resolution, the appropriated retained earnings were again transferred to retained earnings for distribution.

(f) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them, (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering, as well as the value of the lease expense for the office space and of the secretarial services that are provided to the Company at no additional charge by DSS, and (iv) the difference between the par value of the shares issued in the initial public offering in March 2005 and the net proceeds obtained for those shares.

In February 2005, the Company entered into direct employment agreements with its Executives to receive executive management services previously provided by DSS and DSA. For the years ended December 31, 2003, 2004 and 2005, the value of the above services, the secretarial services and free office space amounted to $1,470, $1,528 and $455, respectively, and is included in executive management services and rent in the accompanying consolidated statements of income. The value of the services was determined by reference to the amounts of the employment agreements mentioned above. The value of the rent for the free office space was determined by a lease agreement between DSS and the company that will acquire the office space before DSS is acquired by the Company (Note 3(c)).

The amounts relating to the management services were discounted for the effect of the salary increases during the years 2003 (4.00%) and 2004 (4.92%) as determined by the collective agreements governing the employment of shoreside personnel by shipping companies in Greece, which approximate inflation rates, while the amounts relating to the rent were discounted for the effect of the inflation rates. After the acquisition by the Company of DSS, the amount of the rent is expected to increase as the Company expects to occupy more space. Rent is expected to be paid to a company controlled by the Company's Chairman and CEO, Mr. Palios, which will have possession of the building.

13.  Common Stock and Additional Paid-In Capital - (continued):

(g) Registration rights agreement: In February 2005, prior to its initial public offering the Company entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp. (companies controlled by Mr. Simeon Palios), and Zoe S. Company Ltd. (a company controlled by Fortis), its stockholders of record immediately prior to the initial public offering, pursuant to which the Company has granted them, their affiliates (including its executives Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of its common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by the Company.

14.  Income Taxes:

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock, ("5 Percent Override Rule").

For more than half the days of the tax year 2005, more than 50% of the Company's common stock was owned by 5% Shareholders whose issued and outstanding stock were issued in bearer form and therefore, the Company is subject to the 5 Percent Override Rule for 2005 unless the Company can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of its stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders must comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. Furthermore, based on a literal reading of the Section 883 regulations, holders of bearer shares are denied qualified shareholder status. Nevertheless, the Company believes that the facts in respect to the bearer shares owned by Simeon Palios, who is a resident of Greece, a qualified foreign country, are distinguishable from those which the regulations were intended to address and therefore, the Company intends to take the position that it is not subject to the 5 Percent Override Rule and therefore, qualifies for exemption under Section 883 for the 2005 taxable year.

In the case Mr. Palios is not treated as a qualified shareholder, the Company will not qualify for exemption under Section 883 for the 2005 taxable year and will be subject to a 4% tax on its United States source shipping income. The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it would impact the results of operations by approximately $0.2 million.

15.  Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

16.  Subsequent Events:

(a) Delivery of Vessel and Loan Draw-down: On January 25, 2006, Vesta took delivery of the Coronis (Notes 1(m) and 5) which was under construction at the Hudong Shipyard. The Company drew down an amount of $38,500 under its revolving credit facility with RBS, discussed in Note 9, to fund the balance of the purchase price ($42,000 less advance payment of $4,200) of the vessel and for working capital.

(b) Declaration of Dividends: On February 15, 2006, the Company declared dividends amounting to $18,000 or $0.40 per share, payable on or about March 9, 2006 to stockholders of record as of February 28, 2006.

(c) Exercise of option to Acquire DSS (unaudited): On March 27, 2006, the stockholders of DSS provided notice to the Company of their exercise of the option to sell all, but not less than all, of their outstanding shares of DSS to the Company for $20.0 million in cash, pursuant to the option agreement signed in February 2005 (Note 3(d)). The acquisition of DSS was agreed to be consummated on April 1, 2006.

23159 0002