Form 20-F/A
period 2005-12-31
DIANA SHIPPING INC.
filed 2006-04-14
CIK 1318885

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                   FORM 20-F/A

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------
Common shares, $0.01 par value                   New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------
Common shares, $0.01 par value                   New York Stock Exchange

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

Large accelerated filer |_|   Accelerated filer |_|   Non-Accelerated filer |X|

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

                                                                  |_| Yes |_| No

                                EXPLANATORY NOTE

This Amendment No. 1 to the Form 20-F of Diana Shipping Inc. ("Amendment No. 1") does not relate to the contents of our 2005 Annual Report on Form 20-F (the "2005 Annual Report") which is not amended hereby. This Amendment No. 1 is being filed solely for the purpose of filing exhibit 4.7.

Item 19. Exhibits

     (a)  Exhibits

          Exhibit
          Number                         Description
          ------                         -----------

            1.1 Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
            1.2     Amended and restated bylaws of the Company (2)
            2.1     Form of Share Certificate (1)
            4.1     Form of Stockholders Rights Agreement (2)
            4.2     Form of Registration Rights Agreement (2)
            4.3     Form of 2005 Stock Incentive Plan (2)
            4.4     Form of Technical Manager Purchase Option Agreement (2)
            4.5     Form of Management Agreement (1)
            4.6     Loan Agreement with Royal Bank of Scotland (2)
            4.7 Form of First Amendment to Technical Manager Purchase Option Agreement
            8.1     Subsidiaries of the Company (4)
            11.1    Code of Ethics (3)
            12.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer (4)
            12.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer (4)
            13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)
            13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

----------
(1) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-123052) on March 15, 2005.
(2) Filed as an Exhibit to the Company's Registration Statement (File No. 333-123052) on March 1, 2005.
(3) Filed as an Exhibit to the Company's 2004 Annual Report on Form 20-F (File No. 001-32458) on June 29, 2005.
(4) Filed as an Exhibit to the Company's 2005 Annual Report on Form 20-F (File No. 001-32458) on April 13, 2006.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

                                        DIANA SHIPPING INC.


                                        By: /s/ Simeon Palios
                                            ------------------------------------
                                            Simeon Palios
                                            Chief Executive Officer and Chairman

Dated: April 14, 2006

--------------------------------------------------------------------------------

                                 FIRST AMENDMENT

                                       to

                                OPTION AGREEMENT

                               made by and between

                               DIANA SHIPPING INC.

                                       and

                         LIMON COMPANIA FINANCIERA S.A.,

                          AZUERO COMPANIA NAVIERA S.A.,

                         HERRERA COMPANIA NAVIERA S.A.,

                         EL REAL COMPANIA ARMADORA S.A.,

                                       and

                                  SIMEON PALIOS

         in respect of all of the issued and outstanding common shares of Diana Shipping Services S.A.

                                Date of Amendment

                                February 17, 2006

--------------------------------------------------------------------------------

                                    AGREEMENT

          This amendment (the "Amendment") is dated February 17, 2006 and amends that certain option agreement dated February 15, 2005 (the "Option Agreement") by and among DIANA SHIPPING INC., a Marshall Islands corporation ("DSI"), each of the stockholders of DIANA SHIPPING SERVICES S.A., a Panamanian corporation ("DSS") listed on Schedule I hereto (collectively the "Sellers"), and SIMEON PALIOS ("Palios").

                              W I T N E S S E T H:

          WHEREAS, the Sellers collectively own all of the issued and outstanding capital stock of DSS (the "DSS Shares");

          WHEREAS, DSI is engaged, directly and/or indirectly through wholly-owned subsidiaries, in the ownership and operation of dry bulk carriers and has entered, directly and/or indirectly through wholly-owned subsidiaries, into vessel management agreements with DSS (the "Management Agreements") pursuant to which DSS provides technical and commercial vessel management to DSI and its wholly-owned subsidiaries;

          WHEREAS, pursuant to the Option Agreement DSI has granted the Sellers an option (the "Option"), jointly and not severally, commencing on the first business day following closing of DSI's initial public offering on March 23, 2005 and terminating on the first anniversary thereof, subject to the terms and condition set forth in the Option Agreement, to sell to DSI all, but not less than all, of the DSS Shares;

          WHEREAS, pursuant to the terms of the Option Agreement, the Sellers' have agreed to provide to DSI certain audited financial information of DSS for DSS's fiscal years ending December 31, 2004 and December 31, 2005, respectively, prior to DSI's purchase of the DSS Shares;

          WHEREAS, DSI, having determined that it is in the best interests of DSI and its shareholders, and the Sellers now wish to extend the time by which the Seller's may exercise the Option and / or extend the amount of time permitted between receipt of the Put Option Notice and the Put Option Closing Date (each as defined in the Option Agreement) from 30 days to 60 days; and

          WHEREAS, DSI, having determined that it is in the best interests of DSI and its shareholders, wishes to waive the Sellers' obligation to provide the certain audited financial information of DSS for DSS's fiscal years ending December 31, 2004 and December 31, 2005.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties hereto hereby agree as follows:

Amendment
---------

1. Section 2.1 of the Option Agreement is hereby amended to read in its entirety as follows:

          Sellers' Put Option. (a) DSI hereby grants to the Sellers, jointly and not severally, an irrevocable option (the "Put Option") to cause DSI (or a wholly owned subsidiary of DSI to be designated by DSI) to purchase from the Sellers all, but not less than all, of the DSS Shares for the aggregate purchase price of $20 million (the "Purchase Price"). The Put Option shall commence on the first business day following the closing of the IPO and shall terminate on April 1, 2006 (the "Put Option Termination Date").

2. Section 2.2 of the Option Agreement is hereby amended to read in its entirety as follows:

          Exercise of Put Option.(b) The Put Option shall be exercised by the Sellers' delivery to DSI of a written notice no later than three (3) business days prior to the Put Option Termination Date of the Sellers' intent to cause DSI (or its designee) to purchase all, but not less than all, of the DSS Shares (the "Put Option Notice"). Upon the exercise of the Put Option, DSI (or its designee) shall purchase, and the Sellers shall sell on a date selected by DSI (the "Put Option Closing Date"), the DSS Shares, free and clear of any Liens, not more than 60 days following receipt by DSI of the Put Option Notice, at which time the Purchase Price shall be transferred to an account or accounts designated by the Sellers and the certificates for the DSS Shares shall be delivered to DSI, together with such instruments of transfer as are necessary to vest title to the DSS Shares in DSI.

3. Section 3.1 of the Option Agreement is hereby amended to read in its entirety as follows:

          DSI's Call Option.(c) (a) The Sellers hereby grant to DSI (or its designee) an irrevocable option (the "Call Option") to purchase all, but not less than all, of the DSS Shares for the Purchase Price. The Call Option shall commence on April 3, 2006 and shall terminate on the second anniversary of the IPO (the "Call Option Termination Date").

Waiver
------

4. In accordance with Section 6.5 of the Option Agreement, each of the parties hereto hereby agrees to irrevocably waive the Sellers' obligation to provide audited balance sheets, related statements of income and retained earnings and changes in financial positions of DSS for DSS' fiscal years ending December 31, 2004 and December 31, 2005. Nothing contained in this Amendment shall be deemed to relieve the Sellers' of their obligations pursuant to Section 6.2 of the Option Agreement to cooperate with DSI in causing DSS to prepare certain interim financial data as of the Put Option Closing Date.

Miscellaneous
-------------

5. Except as expressly amended and modified by this Amendment, all provisions of the Option Agreement shall remain in full force and effect.

6. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Option Agreement.

7. This Amendment shall become effective upon the execution of this Amendment by all of the parties hereto.

8. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have signed this Amendment as of the date first set forth above.

DIANA SHIPPING INC.                      LIMON COMPANIA FINANCIERA S.A.

--------------------------               -----------------------------------
Name:                                    Name:
Title:                                   Title:


                                         AZUERO COMPANIA NAVIERA S.A.

                                         -----------------------------------
                                         Name:
                                         Title:


                                         HERRERA COMPANIA NAVIERA S.A.

                                         -----------------------------------
                                         Name:
                                         Title:


                                         EL REAL COMPANIA ARMADORA S.A.

                                         -----------------------------------
                                         Name:
                                         Title:

                                         ------------------------------------
                                         SIMEON PALIOS

                                   SCHEDULE I
                                   ----------

                                      Name
                                      ----

                         LIMON COMPANIA FINANCIERA S.A.

                          AZUERO COMPANIA NAVIERA S.A.

                          HERRERA COMPANIA NAVIERA S.A.

                         EL REAL COMPANIA ARMADORA S.A.