Form 20-F
period 2006-12-31
DIANA SHIPPING INC.
filed 2007-06-11
CIK 1318885

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

                   for the fiscal year ended December 31, 2006

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

As of December 31, 2006, there were 53,050,000 shares of the registrant's Common Shares outstanding.

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

Large accelerated filer|_|    Accelerated filer|X|    Non-Accelerated filer|_|

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                         |_| Item 17  |X|Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                                |_| Yes |X| No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE LAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                                |X| Yes |_| No

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................3
PART I.........................................................................4
   Item 1.   Identity of Directors, Senior Management and Advisers.............4
   Item 2.   Offer Statistics and Expected Timetable...........................4
   Item 3.   Key Information...................................................4
   Item 4.   Information on the Company.......................................18
   Item 4A.  Unresolved Staff Comments........................................30
   Item 5.   Operating and Financial Review and Prospects.....................30
   Item 6    Directors, Senior Management and Employees.......................44
   Item 7    Major Shareholders and Related Party Transactions................48
   Item 8.   Financial information............................................50
   Item 9.   Listing Details..................................................51
   Item 10.  Additional Information...........................................52
   Item 11.  Quantitative and Qualitative Disclosures about Market Risk.......55
   Item 12.  Description of Securities Other than Equity Securities...........56
PART II.......................................................................57
   Item 13.  Defaults, Dividend Arrearages and Delinquencies..................57
   Item 14.  Material Modifications to the Rights of Security Holders
             and Use of Proceeds..............................................57
   Item 15.  Controls and Procedures..........................................57
   Item 16A. Audit Committee Financial Expert.................................58
   Item 16B. Code of Ethics...................................................58
   Item 16C. Principal Accountant Fees and Services...........................58
   Item 16D. Exemptions from the Listing Standards for Audit Committees.......59
   Item 16E. Purchases of Equity Securities by the Issuer and
             Affiliated Purchasers............................................59
PART III......................................................................60
   Item 17.  Financial Statements.............................................60
   Item 18.  Financial Statements.............................................60
   Item 19.  Exhibits.........................................................60

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

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

     A.   Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2006, 2005, 2004, 2003 and 2002 and for the five year periods ended December 31, 2006 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), an independent registered public accounting firm. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

                                                                                    As of and for the
                                                                                 Year Ended December 31,
                                                   2006             2005          2004          2003              2002
                                                   ----             ----          ----          ----              ----
                                                                              (in thousands of US dollars,
                                                             except for share and per share data and average daily results)
Income Statement Data:
Voyage and time charter revenues....          $   116,101    $      103,104   $      63,839    $      25,277   $      11,942
Voyage expenses.....................                6,059             6,480           4,330            1,549             946
Vessel operating expenses...........               22,489            14,955           9,514            6,267           3,811
Depreciation and amortization.......               16,709             9,943           5,087            3,978           3,004
Management fees.....................                  573             1,731             947              728             576
Executive management services and rent                 76               455           1,528            1,470           1,404
General and administrative expenses.                6,331             2,871             300              123             140
Foreign currency losses (gains).....                  (52)              (30)              3               20               5
                                                ----------        -----------    ------------   ------------    ---------------
Operating income....................               63,916            66,699          42,130           11,142           2,056
                                                ----------        -----------    ------------   ------------    ---------------
Interest and finance costs..........               (3,886)           (2,731)         (2,165)          (1,680)         (2,001)
Interest income.....................                1,033             1,022              136              27              21
Gain on vessel's sale...............                    -                 -           19,982                -             -
                                                ----------        -----------    ------------   ------------    ---------------

Net income .........................          $    61,063    $       64,990   $       60,083   $       9,489   $          76
                                                ==========      ===========      ===========    ============    ===============
Preferential deemed dividend........          $   (20,267)   $           -    $           -    $          -    $           -
                                                ==========      ===========      ===========    ============    ===============
Net income available to common stockholders   $    40,796    $       64,990   $       60,083   $       9,489   $          76
                                                ==========      ===========      ===========    ============    ===============
Basic earnings per share............          $      0.82    $         1.72   $         2.17   $        0.37   $        0.02
                                                ==========      ===========      ===========    ============    ===============
Weighted average basic shares outstanding      49,528,904        37,765,753       27,625,000      25,340,596    4  4,297,161
                                                ==========      ===========      ===========    ============    ===============
Diluted earnings per share..........          $      0.82    $         1.72   $         2.17   $        0.37   $        0.00
                                                ==========      ===========      ===========    ============    ===============
Weighted average diluted shares outstanding    49,528,904        37,765,753       27,625,000      25,340,596    4 18,416,667
                                                ==========      ===========      ===========    ============    ===============
Dividends declared per share........          $      1.50    $         1.60   $         1.85   $           -   $        0.06
                                                ==========      ===========      ===========    ============    ===============

Balance Sheet Data:
Cash and cash equivalents...........          $    14,511    $       21,230   $        1,758   $       7,441   $      1,867
Total current assets................               19,062            26,597            3,549           9,072           3,347
Total assets........................              510,675           341,949          155,636         134,494          79,947
Total current liabilities...........                7,636             4,667           11,344           9,107           5,863
Long-term debt (including current portion)        138,239            12,859           92,246          82,628          53,810
Total stockholders' equity..........              363,103           324,158           59,052          48,441          23,482

Cash Flow Data:
Net cash flow provided by operating activities $   82,370     $      69,256    $      47,379    $     15,218    $      5,451
Net cash flow used in investing activities      (193,096)         (169,241)          (11,778)        (52,723)             -
Net cash flow provided by (used in) financing
activities..........................              104,007           119,457          (41,284)         43,079          (4,894)

Fleet Data: (1)
Average number of vessels (2).......                 13.4               9.6              6.3             5.1             4.0
Number of vessels at end of period..                 15.0              12.0              7.0             6.0             4.0
Weighted average age of fleet at end of
   period (in years)................                  3.7               3.8              3.4             2.9             1.8
Ownership days (3)..................                4,897             3,510            2,319           1,852           1,460
Available days (4)..................                4,856             3,471            2,319           1,852           1,460
Operating days (5)..................                4,849             3,460            2,315           1,845           1,459
Fleet utilization (6)...............                99.9%             99.7%            99.8%           99.6%           99.9%

Average Daily Results: (1)
Time charter equivalent (TCE) rate (7)        $    22,661    $       27,838   $       25,661   $      12,812   $       7,532
Daily vessel operating expenses (8).                4,592             4,261            4,103           3,384           2,610

--------------------------------------------------------------------------------

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


                                                              Year Ended December 31,
                                                 --------------------------------------------------
                                                    2006     2005       2004      2003      2002
                                                    ----     ----       ----      ----      ----
                                                           (in thousands of US dollars, except for
                                                      TCE rates, which are expressed in US dollars,
                                                                   and available days)
Voyage and time charter revenues.........      $ 116,101   $ 103,104  $  63,839 $  25,277 $  11,942
Less: voyage expenses....................        (6,059)     (6,480)    (4,330)   (1,549)     (946)
                                                 ---------  --------- ---------  --------  --------

Time charter equivalent revenues.........      $  110,042  $  96,624  $  59,509 $  23,728 $  10,996
                                                 =========  ========= =========  ========  ========

Available days...........................           4,856      3,471      2,319     1,852     1,460
Time charter equivalent (TCE) rate.......      $   22,661  $  27,838  $  25,661 $  12,812 $   7,532

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

                         Industry Specific Risk Factors

Charter hire rates for dry bulk carriers may decrease in the future, which may adversely affect our earnings


The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. Charter hire rates for Panamax and Capesize dry bulk carriers are near their historically high levels. Because we generally charter a significant portion of our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.


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

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facilities

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize dry bulk carriers are at historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facilities and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results

We believe that the market value of the vessels in our fleet is in excess of amounts required under our credit facilities. However, if the market values of our vessels, which are at or near historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

                          Company Specific Risk Factors

We charter a significant portion of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates would affect our results of operations and ability to pay dividends

We charter a significant portion of our vessels pursuant to short-term time charters, although we have also entered into longer-term time charters ranging in duration from 18 months to 48 months for 13 of the vessels in our fleet, including the two Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, respectively, and we may in the future employ additional vessels, including any container vessel that we may acquire, on longer term time charters. Currently, five of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the past, short-term time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

Our earnings and the amount of dividends that we are able to pay in the future may be adversely affected if we are not able to take advantage of favorable charter rates

We charter a significant portion of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from several days to 13 months. However, as part of our business strategy, 13 of our vessels, including the Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, respectively, are currently employed on longer-term time charters ranging in duration from 18 to 48 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers or container vessels that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that longer-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as freight forward agreements could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We cannot assure you that our board of directors will declare dividends

Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our credit facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that we will continue to pay dividends in the future.

We may have difficulty effectively managing our planned growth, which may adversely affect our ability to pay dividends

Since the completion of our initial public offering in March 2005, and after giving effect to the delivery of the four additional Capesize dry bulk carriers that we have agreed to purchase and sale of one of our Capesize dry bulk carriers, we will have taken delivery of five Panamax dry bulk carriers and six Capesize dry bulk carriers. The addition of these vessels to our fleet has resulted in a significant increase of the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. In addition, our acquisition of our fleet manager, effective April 1, 2006, has imposed further requirements upon our management and staff.

Our future growth will primarily depend on our ability to:

     o    locate and acquire suitable vessels;

     o    identify and consummate acquisitions or joint ventures;

     o    enhance our customer base;

     o    manage our expansion; and

     o    obtain required financing on acceptable terms.


Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our ability to pay dividends will be adversely affected.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities may impose financial and other restrictions on us

We entered into a secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005 and amended the facility in May 2006, and in January 2007 we entered into a supplemental loan agreement for an additional credit facility with the Royal Bank of Scotland Plc. We have also entered into a loan agreement with Fortis Bank for a secured term loan of $60.2 million, which we intend to use to finance the pre-delivery installments of two newbuilding Capesize dry bulk carriers that we expect to take delivery of during the second quarter of 2010. We have used and intend to use our facilities in the future to finance future vessel acquisitions and our working capital requirements. Our ability to borrow amounts under the credit facilities is subject to the execution of customary documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.


The credit facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

     o pay dividends or make capital expenditures if we do not repay amounts drawn under our credit facility, if there is a default under the credit facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

     o    change the flag, class or management of our vessels;

     o incur additional indebtedness, including through the issuance of guarantees;

     o    create liens on our assets;

     o    sell our vessels;

     o enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months;

     o merge or consolidate with, or transfer all or substantially all our assets to, another person; and

     o    enter into a new line of business.


Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities

We intend to finance our future vessel acquisitions initially with secured indebtedness drawn under our credit facilities. While our current policy is to refinance amounts in excess of $150.0 million drawn under our credit facilities with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness than if we were able to refinance such amounts. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

If the delivery of any of the four vessels that have not yet been delivered to us is delayed or delivered with significant defects, our earnings and financial condition could suffer

We have entered into agreements to purchase two additional Capesize dry bulk carriers that we expect to be delivered to us in June and November 2007, respectively. Additionally, we have assumed shipbuilding contracts for two Capesize dry bulk carriers that we expect to be delivered to us during the second quarter of 2010. A delay in the delivery of one or more of these vessels to us or the failure of the contract counterparty to deliver one or more of these vessels at all could adversely affect our earnings, our financial condition and the amount of dividends that we pay in the future.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our President, Mr. Anastassis Margaronis, our Chief Financial Officer, Mr. Andreas Michalopoulos, and our Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs not covered by our insurance, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of the costs or losses for damages to our vessels and may have to pay drydocking costs not covered by our insurance.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our fleet, after giving effect to the delivery of the two additional Capesize dry bulk carriers that we have agreed to purchase and sale of one of our Capesize dry bulk carriers, which we expect to occur in 2007, will consist of thirteen Panamax dry bulk carriers and six Capesize dry bulk carriers having a combined carrying capacity of 2.2 million dwt and as of November 2007 a weighted average age, excluding the two Capesize dry bulk carriers that are under construction, of 3.1 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar, primarily the euro. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations.


We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2006 taxable year and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on our United States source income. For example, in 2006, our 5% shareholders owned approximately 48.58% of our outstanding stock. There is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with our existing 5% shareholders, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.


If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. For the 2006 and 2007 taxable years, we estimate that our maximum United States federal income tax liability would be immaterial if we were to be subject to this taxation. Please see the section of this annual report entitled "Taxation" under item 10E for a more comprehensive discussion of the United States federal income tax consequences.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenues from a small number of charterers. During the years 2006 and 2005 approximately 50% and 63%, respectively of our revenues derived from three and four charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

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

Certain existing stockholders will be able to exert considerable control over matters on which our stockholders are entitled to vote

Entities affiliated with our President and Chief Executive Officer and certain other large stockholders currently own 17,768,750 shares or 28.26% of our outstanding common stock. Please see the section A of item 7 of this annual report entitled "Major Stockholders". While these stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

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

We intend to issue additional shares of our common stock in the future to refinance indebtedness in excess of $150.0 million incurred in connection with the acquisition of vessels and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, of which 62,875,000 shares are outstanding. The number of shares of common stock available for sale in the public market are limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal stockholders have entered into.

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


Item 4. Information on the Company

A.      History and development of the Company

We are Diana Shipping Inc., a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Our executive offices are located at Pentelis 16, 175 64 Palaio Faliro, Athens Greece. Our telephone number at this address is +30-210-947-0100.

B.      Business overview

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes that currently have a total capacity of 2.0 million dwt. Please see information in the section "Our Fleet", below. During 2006, 2005 and 2004, we had a fleet utilization of 99.9%, 99.7% and 99.8%, respectively, our vessels achieved daily time charter equivalent rates of $22,661, $27,838 and $25,661, respectively, and we generated revenues of $116.1 million, $103.1 million and $63.8 million, respectively.


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

     o Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters. While we expect to continue to pursue short-term time charter employment for our Panamax dry bulk carriers, we have also entered into time charters in excess 18 months for several of our vessels. We believe that employing short-term time charters generally increases our flexibility in responding to market developments and assists us in enhancing the amount of charter hire that we are paid, particularly during periods of increasing charter hire rates, while long-term time charters provide us the benefit of relatively stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust our charter hire periods according to market conditions.

     o Maintain a strong balance sheet with low leverage. We expect to draw funds under our credit facility to fund vessel acquisitions. We intend to repay our acquisition related debt in excess of 150 million from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels. We believe that maintaining a low level of leverage will allow us to maintain a strong balance sheet and will provide us with flexibility in pursuing acquisitions that are accretive to dividends per share. We also believe that maintaining a low level of indebtedness will allow us to remain competitive in adverse market conditions, particularly when compared to competitors who are burdened with significant levels of debt.

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


Our Fleet

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. As of December 31, 2006, our operating fleet consisted of thirteen modern Panamax dry bulk carriers and two Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.1 million dwt and a weighted average age of 3.7 years.

In January and August 2006, we took delivery of two newly built Panamax dry bulk carriers, the Coronis and the Naias for the purchase price of $42.0 million and $39.6 million, respectively, and in November 2006 we took delivery of our newly built Capesize dry bulk carrier, the Sideris GS for the purchase price of $91.0 million. We financed part of the acquisition cost of the Coronis, the Naias and the Sideris GS with proceeds under our revolving credit facility amounting to $38.5 million, $39.6 million and $75.0 million, respectively.

Effective April 1, 2006, we acquired our fleet manager, Diana Shipping Services, S.A. for the price of $20.0 million, which was financed with proceeds under our revolving credit facility. In June 2006, we repaid all loans outstanding as of that date, amounting to $71.4 million plus interest with the proceeds obtained from our secondary public offering in June 2006.

In September 2006, we entered into novation agreements to assume the shipbuilding contracts for the construction of two 177,000 dwt Capesize dry bulk carriers for the contract price of $60.2 million each. We expect to take delivery of the vessels in the second quarter of 2010. In November 2006, we paid the first installment for the construction of the vessels amounting to $12.04 million for each vessel, representing 20% of their contract price. We financed the first predelivery installments with funds under our loan facility with Fortis.

Recent Developments


In February 2007, we entered into a memorandum of agreement to acquire one additional newly built Capesize dry bulk carrier, the Semirio, currently under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, for the price of $98.0 million. We paid a 20% advance, amounting to $19.6 million, on signing of the agreement with cash on hand and the balance of the purchase price will be paid on the delivery of the vessel, which is expected in or around June 2007.

In February 2007, we entered into a memorandum of agreement to sell the Pantelis SP for the price of $81.0 million less 2.5% commission. On signing of the agreement, the buyers of the vessels paid a 10% advance of the purchase price, amounting to $8.1 million, which will be released to us together with the balance of the purchase price on delivery of the vessel to its new buyers, which is expected in early July 2007.

In March 2007, we entered into a memorandum of agreement to acquire one second hand Capesize dry bulk carrier, the Aliki, for the price of $110.0 million. We paid a 10% advance, amounting to $11.0 million, on signing of the agreement with cash on hands. The balance of the purchase price was paid on the delivery of the vessel on April 30, 2007 and was partly funded with an $87.0 million loan drawn under our revolving credit facility with RBS.

On March 14, 2007 we paid a cash dividend of $0.46 per share, or an aggregate of $24.4 million, to our shareholders of record on March 7, 2007 based on our available cash from operations during the fourth quarter of 2006 and on May 23, 2007 we paid a cash dividend of $0.50 per share, or an aggregate of $31.4 million, to our shareholders of record on May 16, 2007 based on our available cash from operations during the first quarter of 2007.

In April, 2007, we completed a public offering of an aggregate of 9,825,500 shares of our common stock, resulting in net proceeds to us of $159.5 million, before expenses. In the same offering certain of our shareholders sold an additional 2,250,000 shares of our common stock, for which we did not receive any proceeds. As described below, we used a portion of the net proceeds of this offering to repay outstanding indebtedness and we used the balance to fund a portion of the acquisition costs of the vessels Semirio and Aliki.

In April 2007, we drew down an amount of $22.0 million under our revolving credit facility to fund part of the advances paid for the vessels' Semirio and Aliki. During the same month, we repaid in full the then outstanding balance under our revolving credit facility with RBS amounting to $136.6 plus interest and costs, partly with the proceeds of our public offering that was completed in the same month.

In April 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the H1043 to be named Boston, for the purchase price of $110,000. On signing of the agreement, we paid a 20% advance, amounting to $22.0 million, with available cash on hand and in May 2007 we drew down an amount of $22.0 million under our revolving credit facility to finance the advance. The vessel, which is under construction at the Shanghai Waigaoqiao Shipbuilding Co., Ltd, is expected to be delivered in or around November 2007.

In November 2007, after the expected delivery of all of our new vessels and the sale of the Pantelis SP, our fleet will consist of 13 Panamax dry bulk carriers and six Capesize dry bulk carriers, having a combined carrying capacity of 2.2 million dwt and an average age (excluding the vessels under construction) of 3.1 years.

The following table presents certain information concerning the dry bulk carriers in our combined fleet.

                                                                Time Charter          Daily Time        Sister
Vessel            Operating Status       Dwt      Age (1)    Expiration Date (2)    Charter Hire Rate   Ships (3)
------            ----------------       ---      -------    -------------------    -----------------   ---------

Nirefs           Delivered Jan 2001     75,311   5.9 years    10/2007 to 01/2008     4tcs Average +         A
                                                                                        4.5% (4)
Alcyon           Delivered Feb 2001     75,247   5.9 years    10/2007 to 02/2008        $22,582             A
Triton           Delivered Mar 2001     75,336   5.8 years    10/2009 to 01/2010      $24,400 (5)           A
Oceanis          Delivered May 2001     75,211   5.6 years         06/2007              $17,000             A
Dione            Acquired May 2003      75,172   6.0 years    11/2007 to 01/2008        $28,500             A
Danae            Acquired July 2003     75,106   6.0 years    02/2009 to 05/2009        $29,400             A
Protefs          Delivered Aug 2004     73,630   2.3 years    02/2008 to 04/2008        $31,650             B
Calipso          Delivered Feb 2005     73,691   1.9 years    12/2007 to 02/2008        $26,750             B
Pantelis SP(6)   Acquired Feb 2005     169,883   7.9 years    01/2008 to 03/2008        $47,500             -
Clio             Delivered May 2005     73,691   1.6 years    01/2009 to 03/2009        $27,000             B
Erato            Acquired Nov 2005      74,444   2.3 years    11/2007 to 01/2008        $30,500             C
Thetis           Acquired Nov 2005      73,583   2.4 years    08/2007 to 10/2007        $25,000             B
Coronis          Delivered Jan 2006     74,381   0.9 years    01/2009 to 04/2009        $27,500             C
Naias            Delivered Aug 2006     73,546   0.5 years    06/2007 to 09/2007        $21,000             B
Sideris GS       Delivered Nov 2006    174,186   0.1 years    10/2010 to 01/2011      $41,000 (7)           D
Aliki            Acquired Apr 2007     180,235       -        03/2011 to 06/2011      $48,500 (8)           -
Semirio          Expected Jun 2007     175,000       -        04/2011 to 07/2011      $41,000 (9)           D
Boston           Expected Nov 2007     177,000       -        10/2011 to 01/2012      $52,000 (10)          D
Hull H1107       Expected 2010         177,000       -                -                    -                D
Hull H1108       Expected 2010         177,000       -                -                    -                D

--------------------------------------------------------------------------------

(1)  As of December 31, 2006.

(2) The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(3) Each dry bulk carrier is a sister ship of each other dry bulk carrier that has the same letter.

(4) Adjustable every 15 days based on the average of four pre-determined time charter routes.

(5) The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

(6) The vessel has been sold to an unrelated third party and is expected to be delivered to its new owners in early July 2007.

(7) The daily time charter rate is $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(8) The daily time charter rate is $52,000 for the first and second year and $45,000 for the third and fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(9) The daily time charter rate is $51,000 for the first and second year and $31,000 for the third and fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(10) The charterer has the option to employ the vessel for a further 11-13 month period counting from the end of the 48th month, at the daily rate of $52,000. The vessel is expected to be delivered on or about November 20, 2007.

Each of our vessels is owned through a separate wholly-owned Panamanian and Marshall Islands subsidiary.

We charter our dry bulk carriers to customers primarily pursuant to time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter. We also pay a commission equal to 2% of the total daily charter hire rate of each vessel charter to our fleet manager. However after our acquisition of DSS effective April 1, 2006, this amount is being eliminated from the consolidated financial statements as an intercompany transaction.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust the charter hire periods for our vessels according to market conditions. Historically, we have primarily employed short-term time charters that have ranged in duration from a few days to 13 months, which we believe have provided us with flexibility in responding to market developments and have assisted us in enhancing the amount of charter hire that we are paid. As part of our business strategy, 13 of our vessels, including the Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, respectively, are currently employed on longer-term time charters ranging in duration from 18 months to 48 months. We may extend the charter periods for additional vessels in our fleet to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.


Management of Our Fleet

The commercial and technical management of our fleet is carried out by Diana Shipping Services S.A., to which we refer as DSS, or our fleet manager. Until April 1, 2006, DSS was majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSS also included Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. As further discussed below and in Item 8.B "Significant Changes" effective April 1, 2006, DSS became our wholly owned subsidiary.


Under our management agreements, our fleet manager is responsible for providing us with:

     o commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers;

     o    accounting services

     o technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

     o shoreside personnel who carry out the management and accounting functions described above.


In addition, we have entered into a separate agreement with DSS pursuant to which DSS has agreed to provide us with office space and secretarial services at its offices in Athens, Greece. The fair value of the annual rental for the office space and the secretarial services for the years ended December 31, 2006, 2005 and 2004 was approximately $76,000, $150,000 and $146,000, respectively. Furthermore, executive management services provided by DSS free of charge until March 17, 2005, when our initial public offering was completed were accounted for in our historical financial statements at fair value. The fair value of such executive management services for the period from January 1, 2005 to March 17, 2005 was $0.3 million, and for the year ended December 31, 2004 was $1.4 million.

In exchange for providing us with the services, personnel and office space described above, we pay our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $15,000 per month for each vessel in our operating fleet. A historical breakdown of the amounts that we have paid to our fleet manager is presented in the following table.

                                        Year Ended December 31,
                                 -----------------------------------
                                 2006     2005       2004
                                 ----     ----       ----
                                (in thousands of U.S. dollars)
Commissions ....................$2,384  $ 2,061  $ 1,276
Management fees..................2,414    1,731      947
                                ------  -------    -------
Total...........................$4,798  $ 3,792  $ 2,223
                                 =====  =======   ========


On March 27, 2006, the stockholders of DSS exercised their option to sell all, but not less than all, of their outstanding shares of DSS to us for $20.0 million in cash, pursuant to an agreement signed between the stockholders of DSS and us in February 2005. On April 1, 2006, DSS became our wholly-owned subsidiary and the 2% commission and management fees that we paid after the acquisition amounting to $1.9 million and $1.8 million, respectively, were eliminated from our consolidated financial statements as intercompany transactions.


Our Customers


We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as China National Chartering Corp., Cargill International S.A., Norden A/S, Navios International Inc., and Bocimar N.V. Antwerp. During 2006, three or our customers accounted for 50% of our revenues; Cargill (20%), Bocimar (15%) and China National (15%). During 2005, four of our customers accounted for 63% of our revenues; Cargill (26%), China National (14%), Navios International Inc. (12%) and Norden A/S (11%).


The Dry Bulk Shipping Industry


The marine  industry is a vital link in  international  trade,  with  oceangoing vessels representing the most efficient, and often the only method of transporting large volumes of basic commodities and finished products. In 2006, approximately 2.76 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes, cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20 or 40 foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2001 and 2006, trade in all dry bulk commodities increased from 2.14 billion tons to 2.76 billion tons, an increase of 29%.

One of the primary reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 270 million tons in 2006.

Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which was a significant feature of the market in 2004 and the second part of 2006 and to a lesser extent in 2005 and the first part of 2006, absorbing additional tonnage.

In evaluating demand factors for dry bulk carrier capacity, it is important to bear in mind that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of December 2006, the global dry bulk carrier orderbook amounted to 80.10 million dwt, or 21.8% of the existing fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors and with owners of Capesize dry bulk carriers. Ownership of dry bulk carriers is highly fragmented.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels.

Vessel Prices

Vessel prices, both for newbuildings and secondhand vessels, have increased significantly as a result of the strength of the dry bulk shipping industry. Because sectors of the shipping industry (dry bulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected vessel prices. With vessel earnings at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in a premium to the purchase price. Consequently, secondhand prices of five year old Panamax and Capesize dry bulk carriers have reached higher levels than those of comparably sized newbuildings. However, recently secondhand prices have since slipped in line with the weaker freight market, and the slight downturn in newbuilding prices


Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this annual report.


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

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2006, each of our vessels was ISM code-certified.


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

D.      Property, plant and equipment

We do not own any property. We lease property through our management company under finance and operating leases. Our interests in the vessels in our fleet are our only material properties.


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


A.   Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term and long-term time charters. Currently, 13 of our vessels, including the Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, are currently employed on longer-term time charters ranging in duration from 18 to 48 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.


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


The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

                                                     Year Ended December 31,
                                                   2006       2005       2004
                                                   ----       ----       ----
Ownership days ...............................     4,897      3,510      2,319
Available days ...............................     4,856      3,471      2,319
Operating days ...............................     4,849      3,460      2,315
Fleet utilization ............................     99.9%      99.7%      99.8%
Time charter equivalent (TCE) rate............   $22,661    $27,838    $25,661


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


Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. At the same time, we have maintained relatively high vessel utilization rates.


        Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels' overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below.

The following table presents a breakdown of the commissions paid during the periods indicated.

                                                    Year Ended December 31,
                                                  ---------------------------
                                                   2006    2005       2004
                                                 (in thousands of U.S. dollars)
Commissions paid to unaffiliated and
in-house ship brokers...........................  5,364    4,731     3,019
Commissions paid to fleet manager................ 2,384    2,061     1,276
                                                  -------  -------  --------

Total............................................ 7,748    6,792     4,295
                                                  =======  =======  ========



We believe that the amounts and the structures of our commissions are consistent with industry practices.


We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to the growth of our fleet. As of April 1, 2006, the 2% commissions that we pay our fleet manager are eliminated from our consolidated financial statements as intercompany transactions (Please see the section of this annual report entitled "Management of Our Fleet " under item
4B). However, this reduction in costs has been offset by additional general and administrative expenses as a result of our acquisition of DSS.


        Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.


        Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.


        Management Fees

We pay DSS, our fleet manager, a fixed management fee of $15,000 per month for each vessel in our operating fleet in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the services as described above. As of April 1, 2006, management fees have been eliminated from our consolidated financial statements as intercompany transactions and replaced by direct expenses of operating the manager as a wholly-owned subsidiary.


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


        General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers. General and administrative expenses may increase as a result of the enlargement of our fleet. Furthermore, subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager, which resulted in the recognition of additional expenses, including payroll expenses, relating to our fleet manager's operations.


        Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel specific debt of our subsidiaries. As of December 31, 2006, we had $114.6 million of indebtedness outstanding under our revolving credit facility and incurred additional indebtedness of $22.0 million in March 2007. While this debt of $136.6 was repaid with part of the net proceeds from our public offering in April 2007, we incurred additional indebtedness of $87.0 million in April and $22.0 million in May 2007. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility and interest expense relating to our financing lease. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness in excess of approximately $150.0 million from time to time with the net proceeds of future equity issuances. As of December 31, 2006, we had $24.1 million of indebtedness outstanding under our loan facility with Fortis bank. Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.


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

In September 2005, we entered into a Memorandum of Agreement to purchase a secondhand Panamax dry bulk carrier, the Thetis, for a purchase price of $44,250. The vessel, upon her delivery in November 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterers. The contract which expires between July and September 2007 is at the rate of $25,000 per day, gross of commissions. The Company, upon delivery of the vessel evaluated the charter contract assumed and recognized an asset of $5,443 with a corresponding decrease in the vessel's purchase price.

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


When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter. We have entered into such time charter agreements for our recent acquisitions, the Sideris GS, the Aliki and the Semirio.

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


The   principal   factors  that  affect  our   profitability,   cash  flows  and
stockholders' return on investment include:

     o    rates and periods of charter hire;

     o    levels of vessel operating expenses;

     o    depreciation expenses;

     o    financing costs; and

     o    fluctuations in foreign exchange rates.


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

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.


        Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.


        Accounting for Revenues and Expenses

Revenues are generated from time charter agreements. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage related and vessel operating costs are expensed as incurred.


        Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.


        Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.


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


        Employees' retirement and staff leaving indemnities.

Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. As of the acquisition date of our fleet manager (April 1, 2006), we recognized in the balance sheet the estimated benefit obligation for the past service of our fleet manager's employees. This is an unfunded plan and is being accounted for under SFAS 158.


Results of Operations

     Year ended December 31, 2006 compared to the year ended December 31, 2005

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $13.0 million, or 13%, to $116.1 million for the year ended December 31, 2006, compared to $103.1 million for the same period in 2005. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2006 resulted primarily from the enlargement of our fleet following our acquisition of the Coronis, the Naias and the Sideris GS in January, August and November 2006, respectively and the full operation in 2006 of Pantelis SP, the Calipso, the Clio, the Erato and the Thetis all acquired in 2005. In 2006 we had total operating days of 4,849 and fleet utilization of 99.9%, compared to 3,460 total operating days and a fleet utilization of 99.7% in 2005.

Voyage Expenses. Voyage expenses decreased by $0.4 million, or 6%, to $6.1 million for the year ended December 31, 2006, compared to $6.5 million for the same period in 2005. This decrease is attributable to the elimination of the 2% commission paid to the management company effective April 1, 2006. This decrease was partly offset with increases in commissions due to increased revenues. Commissions paid during 2006 and 2005 to our fleet manager amounted to $2.4 million (of which $1.9 million was eliminated upon acquisition of our fleet manager) and $2.1 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $5.4 million and $4.7 million, respectively. The increase in commissions was primarily the result of the increase in the amount of revenue we reported due to increased operating days in 2006.

Vessel Operating Expenses. Vessel operating expenses increased by $7.5 million, or 50%, to $22.5 million for the year ended December 31, 2006 compared to $15.0 million for the same period in 2005. This increase was primarily the result of the increased number of ownership days during 2006, resulting from the enlargement of our fleet. Daily vessel operating expenses increased by 8% to $4,592 for 2006, compared to $4,261 for 2005. This increase was mainly attributable to increased crew costs, stores, spares and repairs.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $6.8 million, or 69%, to $16.7 million for the year ended December 31, 2006, compared to $9.9 million for the same period in 2005. This increase was primarily the result of increased number of vessels and ownership days, as described above and the increase in vessels that underwent drydock and special surveys during the year.

Management Fees and General and Administrative expenses. Management fees decreased by $1.1 million, or 65%, to $0.6 million for the year ended December 31, 2006, compared to $1.7 million for the same period in 2005. This decrease is attributable to the elimination of the management fees paid to DSS after its acquisition effective April 1, 2006. However, due to this acquisition General and Administrative Expenses during 2006 increased by $3.4 million to $6.3 million compared to $2.9 million in 2005.

Interest and Finance Costs. Interest and finance costs increased by $1.2 million, or 44%, to $3.9 million for the year ended December 31, 2006, compared to $2.7 million for the same period in 2005. Interest and finance costs increased due to increased interest costs which as of December 31, 2006 amounted to $3.1 million compared to $1.4 million for the same period in 2005, which resulted from increased long-term debt outstanding during the year, increased average interest rates and interest relating to leased property that did not exist in 2005.

     Year ended December 31, 2005 compared to the year ended December 31, 2004

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $39.3 million, or 62%, to $103.1 million for the year ended December 31, 2005, compared to $63.8 million for the same period in 2004. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2005 resulted primarily from the enlargement of our fleet following our acquisition of the Protefs in August 2004, which was fully operated in 2005, the delivery of the Calipso and the Pantelis SP in February 2005, the delivery of the Clio in May 2005 and the delivery of the Erato and the Thetis in November 2005. In 2005 we had total operating days of 3,460 and fleet utilization of 99.7%, compared to 2,315 total operating days and a fleet utilization of 99.8% in 2004.

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

B.   Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that internally generated cash flow and borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

It is our current policy to fund our future acquisition related capital requirements initially through borrowings under our credit facility and to repay those borrowings in excess of $150 million from time to time with the net proceeds of equity issuances. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels, and will allow us to distribute substantially all of our available cash from operations as dividends to our stockholders as contemplated by our dividend policy. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.


Cash Flow

Cash and cash equivalents decreased to $14.5 million as of December 31, 2006, from $21.2 million as of December 31, 2005. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $11.4 million as at December 31, 2006 compared to $21.9 at December 31, 2005.


        Net Cash Provided By Operating Activities

For the year ended December 31, 2006, net cash provided by operating activities increased by $13.1 million, or 19%, to $82.4 million compared to $69.3 million in 2005. The increase was primarily the result of the increase in operating days in 2006 compared to 2005. Net cash provided by operating activities increased by $21.9 million, or 46%, to $69.3 million for the year ended December 31, 2005 compared to $47.4 million in 2004. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year, which resulted in an increase in our revenues.


        Net Cash Used In Investing Activities

Net cash used in investing activities was $193.1 million for the year ended December 31, 2006, consisting of the first predelivery advance we paid for our vessels under construction, Hull 1107 and Hull 1108, amounting to $24.1 million plus additional construction costs and $168.7 million paid for the delivery installment of the Coronis and the acquisition of the Naias and the Sideris GS.

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


        Net Cash Provided By / Used In Financing Activities

Net cash provided by financing activities was $104.0 million for the year ended December 31, 2006, consisting of $197.2 million of proceeds drawn under our revolving credit and loan facilities for the acquisition of the Coronis ($38.5 million), the fleet manager or DSS ($20.0 million), the Naias ($39.6 million), the Sideris GS ($75.0 million) and Hulls 1107 and 1108 ($24.1 million). From the above loan proceeds an amount of $71.4 million was repaid with the net proceeds of our additional public offering in June 2006, amounting to $71.7 million. Also, an amount of $19.7 million was the net cash consideration paid for the acquisition of DSS, the fleet manager, which represents the consideration of $20.0 paid, net of $0.3 million of cash acquired in the transaction. In addition, $73.6 million was paid as dividends in 2006.

Net cash provided by financing activities was $119.5 million in 2005. We borrowed $150.9 million of long-term debt to partially finance the acquisition of the Calipso, the Pantelis SP, the Erato and the Clio and incurred $1.2 million of financing costs. We repaid $230.7 million of outstanding long-term debt with the net proceeds of our initial public offering in March 2005, which amounted to $194.0 million and with the net proceeds of our follow on offering in December 2005, which amounted to $63.1 million and released $0.8 million of restricted cash. We paid our stockholders $57.4 million in cash dividends.

Net cash used in financing activities was $41.3 million in 2004. In 2004, we borrowed $15.7 million of long-term debt to partially finance the acquisition of the Protefs. We repaid $6.3 million of outstanding long-term debt and paid our stockholders $51.0 million in cash dividends.


Credit Facility

In February 2005, we entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc. The credit facility became effective in March 2005 upon the successful completion of our initial public offering. In May 2006, the credit facility was amended to increase the amount of borrowings to $300.0 million. Pursuant to the amended agreement we are permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The credit facility may be used to fund our acquisitions of vessels and companies with shipping interests and our working capital requirements in an amount not to exceed $50.0 million, including up to $20.0 million that was used for our acquisition of our fleet manager.

We paid a fee of $1.2 million on the date that we signed the loan agreement and $0.1 million on the date of the amendment of the agreement. We paid a commitment fee of 0.375% per annum on the amount of the undrawn balance from the first available draw down date until July 1, 2005. On July 1, 2005, the commitment fee under the loan agreement decreased to 0.35% per annum and on May 24, 2006 under our amended agreement, the commitment fee, further decreased to 0.25% and is payable quarterly in arrears for the term of the facility. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR.

The credit facility has a term of ten years. We are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit is $300.0 million for a period of six years from the date of the amended loan agreement at which time the facility limit will be reduced to $285.0 million. Thereafter, the facility limit will be reduced by $15.0 million semi-annually over a period of four years with a final reduction of $165.0 million at the time of the last semi-annual reduction.

Our obligations under the credit facility are secured by a first priority mortgage on twelve of the vessels in our combined fleet (excluding the Coronis, the Naias and the Sideris GS)), and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation. We may grant additional security from time to time in the future.

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

The amended credit facility contains financial and other covenants requiring us, among other things, to ensure that:

     o the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 120% of the aggregate principal amount of debt outstanding under the credit facility and the notional or actual cost of terminating any relating hedging arrangements;

     o our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets;

     o    we maintain $0.40 million of liquid funds per vessel.

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

In January 2007, we entered into a 364-day loan facility with the Royal Bank of Scotland of $200.0 million to be made available upon full utilization of the existing credit facility. An amount of $100 was paid on signing the agreement, which will expire 364 days after its availability date.


Loan Facility

In November 2006 our subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis Bank for a loan of up to $60.2 million and a guarantee facility of up to $36.5 million, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of our two 177,000 dwt Capesize dry bulk carriers that we expect to take delivery of in the second quarter of 2010.

The loan facility will be available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin ranging from 0.65% to 0.85% and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60,200 was paid upon signing the agreement.

The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants requiring that we:

     o maintain on a consolidated basis, an amount of liquid funds of no less $0.4 million per vessel;

     o our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets;

Our loan facility prohibits the borrowers from distributing funds, changing their beneficial ownership or the ownership of the corporate guarantor, disposing or acquiring assets, issuing guarantees.


Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We have entered into agreements to assume the shipbuilding contracts for two 177,000 Capesize dry bulk carriers, which we expect to take delivery of in the second quarter of 2010. We financed the 20% first predelivery installments of the two vessels under construction, amounting to $12.04 million each, with funds under our loan facility with Fortis and expect to finance the second, third and fourth predelivery installments of $6.0 million each, with funds under the same facility. In February, March and April 2007 we entered into agreements to acquire three additional Capesize dry bulk carriers, the Semirio, the Aliki and the Boston, for the purchase price of $98.0 million, $110.0 million and $110.0 million, respectively. We financed the 20% advances of $19.6 million for the Semirio and $22.0 million for the Boston and the purchase price of $110.0 million for the Aliki with cash on hands and with funds drawn under our revolving credit facility. We expect to draw additional funds under our revolving credit facility to finance the delivery instalments of the vessels that we expect to take delivery of.

We incur additional capital expenditures when our vessels undergo surveys. Three of our vessels in our operating fleet underwent scheduled surveys in 2005 and 2006. We do not expect any vessels to undergo scheduled surveys in 2007. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

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

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2006, trade in all dry bulk commodities increased from 2.14 billion tons to 2.76 billion tons, an increase of 29%. One of the primary reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 270 million tons in 2006. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which was a significant feature of the market in 2004 and the second part of 2006 and to a lesser extent in 2005 and the first part of 2006, absorbing additional tonnage.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of December 2006, the global dry bulk carrier orderbook amounted to 80.10 million dwt, or 21.8% of the existing fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the current average age at which dry bulk vessels are being scrapped has increased.

E.   Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.   Contractual Obligations

The following table sets forth our contractual obligations, in thousands of US$, and their maturity dates as of December 31, 2006:

                                    Within     One to      Three to    More than
                                   One Year  Three Years   Five Years  Five years   Total
                                   --------  -----------   ----------  ----------   -----
                                                (in thousands of U.S. dollars)
Shipbuilding contracts (1).........  -       96,320           -           -          96,320
Long term debt (2).................  -       24,080           -         114,600     138,680
Financing lease obligations (3)....  194        206           -           -             400
Operating lease obligations (4)....  147        156           -           -             303

--------------------------------------------------------------------------------

(1) We have entered into agreements to assume the shipbuilding contracts for the construction of two Capesize dry bulk carriers for the purchase price of $60.2 million each. In November 2006 we paid the first predelivery installment of $12.04 million for each vessel, or 20% of the contract price. We financed the first predelivery installment with proceeds under our loan facility with Fortis, mentioned in note (2) below. The remaining installments amounting to $48.2 million for each vessel will be paid as certain stages of construction are completed, pursuant to the respective shipbuilding contracts. The amounts included in this line do not include agreements relating to the three dry bulk carriers entered into after December 31, 2006.

(2) As of December 31, 2006, we had an aggregate of $138.7 million of indebtedness outstanding under our revolving credit facility and our loan facility. This indebtedness was incurred in connection with our acquisition of the Naias and the Sideris GS and in connection with the first predelivery installments of Hulls 1107 and Hull 1108, mentioned in note (1) above and does not include projected interest payments which are based on LIBOR plus a margin. In March, April and May 2007, we incurred additional debt of $22.0 million, $87.0 million and $22.0 million, respectively, under our revolving credit facility in order to finance the advance paid in connection with our acquisition of the Semirio, part of the purchase price of the Aliki, which was delivered in April 2007 and the advance paid in connection with our acquisition of the Boston. In April 2006, following our secondary offering we repaid $136.6 million plus interest under our outstanding credit facility with RBS.

(3) After our acquisition of our fleet manager, effective April 1, 2006, we pay rent to Universal Shipping and Real Estates Inc., a related party company controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to a lease agreement signed between DSS and Universal Shipping and Real Estates Inc. in January 2006 and amended in December 2006. This finance lease has a term of three years and minimum estimated lease payments until expiration of the agreement amount during the term of the agreement, using the exchange rate at December 31, 2006 of US$ 1.34 to
     (euro)1.00 of $0.4 million. See also item 7B. "Related Party Transactions".

(4) We pay rent to Altair Travel Agency Ltd. and Diana Shipping Agencies S.A., both related companies controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to lease agreements signed between the two companies and DSS in January and December 2006, respectively. Both agreements expire in December 2008 and minimum estimated lease payment amounts during the term of the agreements, using the exchange rate at December 31, 2006 of US$ 1.34 to (euro)1.00, are estimated to be $33,000 and $270,000, respectively. See also item 7B. "Related Party Transactions".


On November 12, 2004, we entered into management agreements with DSS with respect to each vessel in our operating fleet and have entered into the same agreements with respect to the additional vessels that we have acquired since then. Under these agreements, we pay a monthly flat fee of $15,000 per vessel and a 2% commission on revenues for the services of DSS. In July 2005, the management agreements were amended as to the services provided by DSS and the liabilities of the parties. On the same date, we entered into a management agreement with DSS with respect to the services provided specifically to us and our officers and executives for no additional charge by DSS. Amounts paid to DSS are eliminated from our consolidated financial statements as intercompany transactions after April 1, 2006, on our acquisition of DSS.

We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements, we were provided with free lubricants provided that the specific supplier remains our exclusive supplier for a specified period. Please see the notes to the consolidated financial statements as of December 31, 2006 and 2005 included herein.

In February 2007, we entered into an agreement to acquire a newbuilding Capesize dry bulk carrier for $98.0 million, which we expect to be delivered to us in June 2007. We have paid a 20% advance of $19.6 million and we will pay the balance of the purchase price of $78.4 million on its delivery to us.

In March 2007, we entered into an agreement to acquire a secondhand Capesize dry bulk carrier for $110.0 million. We paid a 10% advance of $11.0 million and we paid the balance of the purchase price of $99.0 million on its delivery to us on April 30, 2007, part of which was financed with funds drawn under our revolving credit facility with RBS.

In April 2007, we entered into an agreement to acquire a newly built Capesize dry bulk carrier for $110.0 million, which we expect to be delivered to us in or around November 2007. We have paid a 20% advance of $22.0 million and we will pay the balance of the purchase price of $88.0 million on its delivery to us.

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


Name                      Age               Position

Simeon Palios             65      Class I Director, Chief Executive Officer
                                     and Chairman
Anastassis Margaronis     51      Class I Director and President
Ioannis Zafirakis         35      Class I Director, Vice President and Secretary
Andreas Michalopoulos     36      Chief Financial Officer and Treasurer
Maria Dede                34      Chief Accounting Officer
William (Bill) Lawes      63      Class II Director
Konstantinos Psaltis      68      Class II Director
Boris Nachamkin           73      Class III Director
Apostolos Kontoyannis     58      Class III Director

The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 39 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelors degree in Marine Engineering from Durham University.

Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 26 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelors degree in Economics from the University of Warwick and a master's degree from the Wales Institute of Science and Technology.

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

Andreas Michalopoulos has served as our Chief Financial Officer since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group, Lavipharm SA, with US R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining an MSc in Economics and a Masters degree in Management Sciences specialized in Finance. In 1995, he also obtained an MBA from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of DSS since March 2005. In 2000, Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000, Mrs. Dede was employed by Venus Enterprises SA, a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a bachelors degree in Maritime Studies from the University of Piraeus and a Master's Degree in Business Administration from ALBA.

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

B.   Compensation

The aggregate compensation to members of our senior management for the year ended December 31, 2006 and for the period from March 17, 2005 (the date our initial public offering was completed) to December 31, 2005, was $1.9 million and $1.6 million, respectively. We have not paid senior management compensation for any years prior to 2005. Those members of our senior management during 2004 were employed and paid compensation by our fleet manager from the management fees that we paid to it. We estimated that the fair market value of the aggregate compensation for the period from January 1, 2005 to March 17, 2005 (the date our initial public offering was completed) and for the year ended December 31, 2004, and that we would have paid to members of our senior management had we been a public company would have been $0.3 million and $1.4 million, respectively, had such services been charged to us at fair value by our fleet manager during those periods. We did not pay any benefits in 2006, 2005 and 2004. We do not have a retirement plan for our officers or directors.

Non-employee directors receive annual fees in the amount of $40,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $20,000 and $10,000, respectively, plus reimbursement of their out-of-pocket expenses. For the years ended December 31, 2006 and 2005 fees to non-executive directors amounted to $220,000 and $173,500, respectively.

C.   Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements.

In addition, we have established a Compensation Committee comprised of two members, which is responsible for establishing executive officers' compensation and benefits. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert) and the members of the Compensation Committee are Mr. Apostolos
Kontoyannis (Chairman) and Mr. Boris Nachamkin (member). While we are exempt from New York Stock Exchange rules on independent directors, we currently conform to those rules.

D.   Crewing and Shore Employees

Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis, and Mr. Ioannis Zafirakis became executive officers and employees of our Company effective March 17, 2005. From February 21, 2005 to September 1, 2005, Mr. Monastiriotis, while employed by our fleet manager, served as our acting Chief Accounting Officer. On September 1, 2005, Mrs. Maria Dede became our Chief Accounting Officer and provides her services to us pursuant to her employment with our fleet manager. Effective March 8, 2006, Mr. Andreas Michalopoulos became our Chief Financial Officer and Mr. Koutsomitopoulos who served as our Chief Financial Officer until then became our Vice President and Head of Corporate Development until April 30, 2007.

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

Although we had no shoreside employees in 2004, our fleet manager has informed us of the number of persons employed by it that were dedicated to managing our fleet. The following table presents the average number of shoreside personnel that were employed by our fleet manager on our behalf and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.


                                          Year Ended December 31,
                                     --------------------------------
                                      2006        2005        2004
                                      ----        ----        ----
Shoreside                               36          30         28
Seafaring                              329         263        159
                                     -------  ----------  ---------
Total                                  365         293        187
                                     =======  ==========  =========

E.   Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Stockholders and Related Party Transactions".


Equity Incentive Plan

We have adopted an equity incentive plan, to which we refer as the plan, which entitles our officers, key employees and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock were reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of our initial public offering. Any shares received on exercise of the options will not be able to be sold until three years after our initial public offering. All options will expire 10 years from the date of grant. The plan will expire in March, 2015. At December 31, 2006 and 2005 no options were issued pursuant to the plan.


Item 7  Major Stockholders and Related Party Transactions

A.   Major Stockholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, in each case as of December 31, 2006. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

                                                                  Number of
Title of Class                  Identity of Person or Group      Shares Owned   Percent of Class
--------------                  ---------------------------      ------------   ----------------
Common Stock, par value $0.01   Simeon Palios(1)                  20,718,750       39.06%
                                Fortis Bank (Nederland) N.V.(2)    5,050,000        9.50%

                                All officers and directors as
                                a group(3)                        20,718,750       39.06%

-------------------------------------------------------------------------------

(1) By virtue of shares owned indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. Prior to the formation of Ironwood Trading Corp. in 2002, Mr. Simeon Palios beneficially owned 100% of our outstanding stock. Following secondary offerings in January and March 2007, Mr. Simeon Palios owns indirectly through Corozal and Ironwood as of the date of this annual report 22.72% of our common stock.

(2) By virtue of shares owned indirectly through Zoe S. Company Ltd., a wholly-owned subsidiary of Maas Capital Investments, which in turn is a wholly-owned subsidiary of Fortis Bank (Nederland) N.V. In 2002, Zoe S. Company Ltd. entered into a Share Purchase and Subscription Agreement with Ironwood Trading Corp., pursuant to which Zoe S. Company Ltd. purchased 50% of our then outstanding stock. Zoe S. Company Ltd. subsequently sold 25% of our then outstanding common stock to Corozal Compania Naviera S.A., an entity controlled by Mr. Simeon Palios, on September 3, 2004. Following secondary offerings in January and March 2007, Zoe S. Company Ltd. owns as of the date of this annual report 5.54% of our common stock.

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


B.   Related Party Transactions

Universal Shipping and Real Estates Inc.

Following our acquisition of DSS, we pay rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Pursuant to the lease agreement signed between DSS and Universal, we paid rent for the first year, following our acquisition of DSS, amounting to about $175 thousand. The duration of the agreement is three years. In December 2006, the agreement was amended to reduce the leased office space and monthly rent, all other terms remaining unchanged. Rent is increased annually at a rate of 3% above inflation


Diana Shipping Agencies S.A. Management Agreements

Prior to November 12, 2004, we were a party to management agreements with Diana Shipping Agencies S.A., or DSA, an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer, with respect to each of our vessels from our founding until November 12, 2004. The stockholders of DSA also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreements, we paid DSA a fixed monthly fee of $12 thousand per vessel and a commission equal to 2% of vessel revenue. Under the terms of the management agreement, DSA provided the commercial, strategic and technical management of our vessels. We believe that the amounts we paid to DSA were comparable to amounts that we would have negotiated in an arms length transaction with an unaffiliated third party. DSA also provided us with office space in Athens, Greece. The fair value of the annual rent for the office space and the secretarial services provided during 2004 was estimated at approximately $146,000. Our management agreements with DSA were terminated on November 12, 2004. In December 2006, we entered into a lease agreement with DSA to lease office space. The duration of the lease is for 25 months. Until December 31, 2006 we paid one monthly rent amounting to $11,000. Rent increases annually by the rate of 3% above inflation.


Commercial Banking, Financial Advisory and Investment Banking Services

Fortis Bank (Nederland) N.V., one of our current stockholders, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Bank (Nederland) N.V. provided us with bridge loans that we repaid in 2001 and acted as the counterparty under two separate interest rate option contracts that we terminated in November 2004. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005. In November 2006, we entered into a loan facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451 for the purpose of financing and guaranteeing the payment of part of the construction cost of our two Capesize dry bulk carriers we have under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd, in China and we expect to take delivery of in 2010.


Registration Rights Agreement

We have entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp., and Zoe S. Company Ltd., our stockholders of record immediately prior to our initial public offering in March 2005, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Our stockholders of record immediately prior to our initial public offering, owned 25,768,750 shares entitled to these registration rights. In December 2006, we filed a Registration Statement to register 8,000,000 of these shares of which 5,750,000 were sold in a secondary offering in January 2007, at the price of $15.75 per share and the remaining 2,250,000 in April 2007 at the price of $17.00 per share.


Consultancy Agreements

We have consulting agreements with companies owed by Mr. Palios, Mr. Margaronis, Mr. Zafirakis, Mr. Michalopoulos (as of March 1, 2006), and until March 31, 2006 with Mr. Koutsomitopoulos, respectively. As at December 31, 2006 and 2005, we paid to these companies $1.6 million and $1.4 million, respectively, for services provided by their owners and performed outside of Greece.


Travel Services

Altair Travel Agency S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2006, 2005 and 2004 amounted to $923, $716 and $287 thousand, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Following our acquisition of DSS, we also pay rent to Altair for the lease of parking space, which for 2006 amounted to about $13,000. The duration of the agreement is three years and rent is increased annually at the rate of 3% above inflation.


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

In times when we have debt outstanding in excess of $150.0 million, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed with equity for the excess amount such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the current year, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. Depending on the circumstances, we may or may not be required to use sources other than our available cash from operation to fund such dividends.

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

Since our initial public offering in March 2005, we have declared and paid dividends of $1.485 per share and 1.56 per share, representing our cash available from operations for 2005 and 2006, respectively. We have also declared and paid a dividend of $0.50 per share representing our cash available from operations for the first quarter of 2007.

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

B.   Significant Changes

On March 27, 2006, DSS stockholders exercised their option to sell their shares to us and we agreed to acquire such shares effective April 1, 2006, on which date DSS became our wholly owned subsidiary. We paid the purchase price for the shares of DSS, amounting to $20.0 million with funds drawn under our credit facility. We recorded our acquisition of our fleet manager at historical cost under a method similar to the pooling of interests, due to the fact that when we and our fleet manager signed the put option agreement were under common control. The amount in excess of DSS historical book value of $20.3 million was considered a preferential deemed dividend and was reflected as a reduction in net income in the period the acquisition was consummated.

Item 9. Listing Details

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on March 17, 2005, as reported by the New York Stock
Exchange:

                                 2007                 2006                   2005
                                 ----                 ----                   ----
Period                   High          Low       High        Low         High       Low
------                   ----          ---       ----        ---         ----       ---
Annual.................      -            -     $13.55      $11.19      $17.50    $12.14

1st quarter............ $20.31       $15.79     $13.55      $11.19      $17.50    $15.63
2nd quarter............      -            -      12.53        9.85       17.06     13.16
3rd quarter............      -            -      13.95       10.23       16.78     12.46
4th quarter............      -            -      15.83       13.24       16.85     12.14

December...............                          15.81       14.75
January................ $16.96       $15.79
February...............  20.31        16.24
March..................  19.74        17.92
April..................  20.49        17.95
May....................  23.33        19.95

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 62,875,000.

C.      Material Contracts

We refer you to Item 7.B for a discussion of our registration rights agreement with our stockholders of record before our initial public offering and agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

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

In the year ended December 31, 2006, approximately 11%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 5.5% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2006. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.25 million for the year ended December 31, 2006.


Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar year taxpayers like ourselves and our subsidiaries, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

(1) It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the "country of organization requirement"; and

(2)  It  can  satisfy  any  one  of  the  following  two  (2)  stock   ownership
     requirements:

     o more than 50% of its stock, in terms of value, is beneficially owned by qualified stockholders which, as defined, includes individuals who are residents of a qualified foreign country, or the "50% Ownership Test"; or

     o its stock or that of its 100% parent is "primarily and regularly" traded on an established securities market located in the United States, or the "Publicly Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, the Company's country of organization since February 2005, and Panama, the country of incorporation of each of the Company's subsidiaries that earned shipping income during 2006, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the country of organization requirement.

For the 2006 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange during 2006.

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

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Stockholders, who each own 5% or more of the value of stock, or the "5 Percent Override Rule."

For more than half the days of the tax year 2006, 48.58% of the Company's common stock was owned by 5% Stockholders. Therefore, the Company is not subject to the 5 Percent Override Rule for 2006. However, there is no assurance that the Company will continue to qualify for exemption under Section 883. For example, the Company could be subject to the 5% Override Rule if another 5% Stockholder in combination with the Company's existing 5% Stockholders were to own 50% or more of the Company's stock. In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares owned by the 5% Stockholders, sufficient shares are owned by qualified shareholders to preclude non-qualified shareholders from owning 50 percent or more of the Company's stock for more than half the number of days during the taxable year. These requirements are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the publicly traded test for 2006 and intends to take this position on its 2006 United States income tax returns.


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

Based on its U.S. source Shipping Income for 2006, the Company would be subject to U.S. federal income tax of approximately $0.25 million under Section 887 in the absence of an exemption under Section 883.


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

I.      Subsidiary information

Not Applicable.


Item 11. Quantitative and Qualitative Disclosures about Market Risk


Interest Rates

We are exposed to market risks associated with changes in interest rates. At December 31, 2006, we had $138.7 million of indebtedness outstanding relating to our vessels Naias, Sideris GS, Hull 1107 and Hull 1108. The weighted average interest rate for 2006 was 5.99% and interest rates ranged from 5.36% to 6.16%, including margins. An average increase of 1% in the interest rates of 2006 would have resulted in an increase of about 19% of the interest expense incurred. Currently, we have $24.1 million of indebtedness outstanding relating to Hull 1107 and Hull 1108 under our facility with Fortis and $109.0 million under our credit facility with RBS.

We expect to incur additional debt outstanding in connection with our acquisition of the Semirio and the Boston. We will continue to have debt outstanding, which could impact our results of operations and financial condition. However, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels through equity offerings on terms acceptable to us. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.


Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar, primarily the euro. For accounting purposes, expenses incurred in euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.


Item 12. Description of Securities Other than Equity Securities

Not Applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies


None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds


None.


Item 15T.   Controls and Procedures


a)   Disclosure Controls and Procedures


Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b)   Management's annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2006 is effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for foreign private issuers.

c)   Attestation Report of Independent Registered Public Accounting Firm

Not applicable.


d)   Changes in Internal Control over Financial Reporting


Not applicable.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.


Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that both the members of our Audit Committee qualify as financial experts and they are both considered to be independent according to the SEC rules.


Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com, under "Corporate Governance" and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458. Copies of our Code of Ethics are available in print upon request to Diana Shipping Inc., 16, Pentelis Str., 175 64 P. Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.


Item 16C. Principal Accountant Fees and Services.


Our  principal  Accountants,   Ernst  and  Young  (Hellas),  Certified  Auditors
Accountants S.A, have billed us for audit, audit-related and non-audit services as follows:

                                          2006             2005
                                       -----------    -------------
                                             Stated in Euro

            Audit fees                    429,450          618,250
            Audit-related fees                  -                -
            Tax fees                            -                -
            All other fees                  1,180            1,180
                                       -----------    -------------

            Total                         430,630          619,430
                                       ===========    =============


Audit fees in 2006 relate to audit services provided in connection with our public offerings (Euro 135,450), SAS 100 reviews (Euro 94,500), the audit of our consolidated financial statements (Euro 199,500). Audit fees in 2005 related to audit services provided in connection with our initial public offering in March 2005 (Euro 334,750), our follow on offering in December 2005 (Euro 178,500) and the audit of our consolidated financial statements (Euro 105,000). Other fees paid to Ernst and Young (Hellas) in 2006 and 2005 amounting to Euro 1,180 and 1,180, respectively relate to an annual subscription to a website database providing global accounting and auditing information.

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


Item 16D. Exemptions from the Listing Standards for Audit Committees.


Not Applicable.


Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers


Not Applicable.

                                    PART III

Item 17. Financial Statements


See Item 18.


Item 18. Financial Statements


The following financial statements beginning on page F-1 are filed as a part of this annual report.


Item 19. Exhibits

     (a)  Exhibits

          Exhibit                                     Description
          Number                                      -----------
          --------
          1.1 Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
          1.2       Amended and restated by-laws of the Company (2)
          2.1       Form of Share Certificate (1)
          4.1       Form of Stockholders Rights Agreement (2)
          4.2       Form of Registration Rights Agreement (2)
          4.3       Form of 2005 Stock Incentive Plan (2)
          4.4       Form of Technical Manager Purchase Option Agreement (2)
          4.5       Form of Management Agreement (1)
          4.6       Loan Agreement with Royal Bank of Scotland (2)
          4.7       Amendment to the Loan Agreement with the Royal Bank of
                    Scotland (3)
          4.8       Loan Agreement with Fortis Bank (4)
          4.9       First Amendment to Technical Manager Purchase Option
                    Agreement (5)
          8.1       Subsidiaries of the Company
          11.1      Code of Ethics (6)
          12.1      Rule 13a-14(a)/15d-14(a) Certification of Chief Executive
                    Officer
          12.2      Rule 13a-14(a)/15d-14(a) Certification of Chief Financial
                    Officer
          13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
          13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

--------------------------------------------------------------------------------

(1) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(2) Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(3)  Filed as an Exhibit VI to the Form 6-K filed on March 19, 2007.
(4)  Filed as an Exhibit to Form 6-K filed on December 13, 2006.
(5) Filed as an exhibit to the Company amended annual report filed on Form 20-F on April 14, 2006.
(6) Filed as an Exhibit to the Company's 2004 Annual Report on Form 20-F (File No. 001-32458) on June 29, 2005.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                                       DIANA SHIPPING INC.
                                                --------------------------------

                                                By:    /s/ Andreas Michalopoulos
                                                    ----------------------------
                                                       Andreas Michalopoulos
                                                       Chief Financial Officer


Dated: June 11, 2007

                               DIANA SHIPPING INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Page
                                                               -----------------

Report of Independent Registered Public
                Accounting Firm ......................................    F-2

Consolidated Balance Sheets as of December 31, 2006
                and 2005..............................................    F-3

Consolidated Statements of Income for the years ended
                December 31, 2006, 2005 and 2004......................    F-4

Consolidated Statements of Stockholders' Equity for
                the years ended December 31, 2006, 2005 and 2004......    F-5

Consolidated Statements of Cash Flows for the years ended
                December 31, 2006, 2005 and 2004......................    F-6

Notes to Consolidated Financial Statements............................    F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DIANA SHIPPING INC.

     We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.



/s/  Ernst & Young (Hellas) Certified Auditors Accountants S.A.


Athens, Greece,
March 15, 2007

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                                                     2006                 2005
                                                                                                ---------------     ----------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                                                  $           14,511      $         21,230
 Accounts receivable, trade                                                                              1,000                 1,007
 Inventories (Note 4)                                                                                    1,279                   872
 Prepaid insurance and other                                                                               450                   166
 Prepaid charter revenue, current portion (Note 5)                                                       1,822                 3,322
                                                                                                ---------------     ----------------
               Total current assets                                                                     19,062                26,597
                                                                                                ---------------     ----------------

FIXED ASSETS:
 Advances for vessels under construction and acquisitions and other vessel costs (Note 6)               24,347                 4,221
 Vessels (Note 7)                                                                                      504,493               331,523
 Accumulated depreciation (Note 7)                                                                    (40,054)              (24,218)
                                                                                                ---------------     ----------------
              Vessels' net book value                                                                  464,439               307,305
                                                                                                ---------------     ----------------
Property and equipment, net (Note 9)                                                                       897                     -
                                                                                                ---------------     ----------------

               Total fixed assets                                                                      489,683               311,526
                                                                                                ---------------     ----------------

OTHER NON-CURRENT ASSETS:
 Deferred charges, net (Note 8)                                                                          1,930                 2,004
 Prepaid charter revenue, non-current portion (Note 5)                                                       -                 1,822
                                                                                                ---------------     ----------------
               Total assets                                                                 $          510,675      $        341,949
                                                                                                ===============     ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable, trade and other                                                          $            2,868      $          1,590
 Due to related companies (Note 3)                                                                         154                   215
 Accrued liabilities (Note 10)                                                                           2,202                 1,685
 Deferred revenue (Note 2(p))                                                                            2,341                 1,106
 Other current liabilities (Notes  15)                                                                      71                    71
                                                                                                ---------------     ----------------

               Total current liabilities                                                                 7,636                 4,667
                                                                                                ---------------     ----------------

LONG-TERM DEBT  (Note 11)                                                                              138,239                12,859
                                                                                                ---------------     ----------------

OTHER NON-CURRENT LIABILITIES (Notes 12 and 15)                                                          1,697                   265
                                                                                                ---------------     ----------------

COMMITMENTS AND CONTINGENCIES (Note 13)                                                                      -                     -
                                                                                                ---------------     ----------------

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued (Note 14)                        -                     -

Common stock, $0.01 par value; 100,000,000 shares authorized; 45,000,000 and
53,050,000 issued and outstanding at December 31, 2005 and 2006, respectively (Note 14)                    531                   450
Additional paid-in capital (Note 14)                                                                   368,477               296,831
Retained earnings / (accumulated deficit)                                                              (5,905)                26,877
                                                                                                ---------------     ----------------

               Total stockholders' equity                                                              363,103               324,158
                                                                                                ---------------     ----------------

               Total liabilities and stockholders' equity                                   $          510,675      $        341,949
                                                                                                ===============     ================
            The  accompanying  notes are an integral part of these  consolidated financial statements.


DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except for share and per share data)



                                                                            2006                  2005                  2004
                                                                      ------------------     ----------------      ----------------
 REVENUES:
 Voyage and time charter revenues                                  $            116,101   $          103,104    $           63,839

 EXPENSES:
       Voyage expenses (Notes 3 and 15)                                           6,059                6,480                 4,330
       Vessel operating expenses (Note 15)                                       22,489               14,955                 9,514
       Depreciation and amortization of deferred charges (Notes
      7, 8 and 9)                                                                16,709                9,943                 5,087
       Management fees (Note 3)                                                     573                1,731                   947
       Executive management services and rent (Note 14)                              76                  455                 1,528
       General and administrative expenses                                        6,331                2,871                   300
       Foreign currency losses/(gains)                                             (52)                 (30)                     3
                                                                      ------------------     ----------------      ----------------
       Operating income                                                          63,916               66,699                42,130
                                                                      ------------------     ----------------      ----------------

 OTHER INCOME (EXPENSES):
       Interest and finance costs (Notes 11 and 16)                             (3,886)              (2,731)               (2,165)
       Interest income                                                            1,033                1,022                   136
       Gain on sale of vessel                                                         -                    -                19,982
                                                                      ------------------     ----------------      ----------------

       Total other income (expenses), net                                       (2,853)              (1,709)                17,953
                                                                      ------------------     ----------------      ----------------

 Net income                                                        $             61,063   $           64,990    $           60,083
                                                                      ==================     ================      ================

      Preferential Deemed Dividend (Notes 1.4, 3 and 14)           $           (20,267)   $                -    $                -
                                                                      ------------------     ----------------      ----------------

 Net income available to common stockholders                       $             40,796   $           64,990    $           60,083
                                                                      ==================     ================      ================

Earnings per common share, basic and diluted                       $               0.82   $             1.72    $             2.17
                                                                      ==================     ================      ================

Weighted average number of common shares, basic and diluted                  49,528,904           37,765,753            27,625,000
                                                                      ==================     ================      ================
            The  accompanying  notes are an integral part of these  consolidated financial statements.



DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                                                       Common Stock
                                                                                                ----------------------------
                                                                       Comprehensive            # of             Par
                                                                          Income               Shares           Value
                                                                      ------------------    --------------     ---------

 BALANCE, December 31, 2003                                                                    27,625,000  $        276
                                                                                            ==============     =========
       - Net income                                                              60,083                 -             -
       - Contribution to additional-paid in capital  (Note 14(b))                                       -             -
       - Dividends declared and paid ($ 1.85 per share)                                                 -             -
                                                                      ------------------
       Comprehensive income                                         $            60,083
                                                                      ==================

                                                                                            --------------     ---------
 BALANCE, December 31, 2004                                                                    27,625,000  $        276
                                                                                            ==============     =========
       - Net income                                                              64,990                 -             -
       - Contribution to additional-paid in capital  (Note 14(b))                                       -             -
       - Issuance of common stock (par value $0.01, at $17.00)                                 12,375,000           124
       - Issuance of common stock (par value $0.01, at $13.50)                                  5,000,000            50
       - Appropriation of retained earnings                                                             -             -
       - Removal of restrictions on appropriated retained earnings
       - Dividends declared and paid ($ 0.51 per share)                                                 -             -
       - Dividends declared and paid ($ 0.08 per share)
       - Dividends declared and paid ($ 0.54 per share)
       - Dividends declared and paid ($ 0.465 per share)
                                                                      ------------------
       Comprehensive income                                         $            64,990
                                                                      ==================

                                                                                            --------------     ---------
 BALANCE, December 31, 2005                                                                    45,000,000  $        450
                                                                                            ==============     =========
       - Net income                                                              61,063                 -             -
       - Contribution to additional-paid in capital  (Note 14(b))                                       -             -
       - Issuance of common stock (Note 14 (c))                                                 8,050,000            81
       - Dividends declared and paid ($ 0.40 per share)                                                 -             -
       - Dividends declared and paid ($ 0.345 per share)                                                -             -
       - Dividends declared and paid ($ 0.355 per share)                                                -             -
       - Dividends declared and paid ($ 0.40 per share)                                                 -             -
       - Preferential deemed dividend                                                                   -             -
                                                                      ------------------
       Comprehensive income                                         $            61,063
                                                                      ==================

                                                                                              --------------     ---------
 BALANCE, December 31, 2006                                                                      53,050,000  $        531
                                                                                              ==============     =========

                                                                                                          Retained
                                                                      Additional    Appropriation         Earnings/
                                                                        Paid-in      Of Retained         (Accumulated
                                                                        Capital        Earnings            Deficit)           Total
                                                                    --------------  --------------     --------------     ----------

 BALANCE, December 31, 2003                                         $      37,961  $            -  $          10,204  $      48,441
                                                                    ==============  ==============     ==============     ==========
       - Net income                                                             -               -             60,083         60,083
       - Contribution to additional-paid in capital  (Note 14(b))           1,528               -                  -          1,528
       - Dividends declared and paid ($ 1.85 per share)                         -               -           (51,000)       (51,000)

       Comprehensive income                                                                                                       -


                                                                    --------------  --------------     --------------     ----------
 BALANCE, December 31, 2004                                         $      39,489  $            -  $          19,287  $      59,052
                                                                    ==============  ==============     ==============     ==========
       - Net income                                                             -               -             64,990         64,990
       - Contribution to additional-paid in capital  (Note 14(b))             455               -                  -            455
       - Issuance of common stock (par value $0.01, at $17.00)            193,852               -                  -        193,976
       - Issuance of common stock (par value $0.01, at $13.50)             63,035               -                  -         63,085
       - Appropriation of retained earnings                                     -          15,850           (15,850)              -
       - Removal of restrictions on appropriated retained earnings                       (15,850)             15,850              -
       - Dividends declared and paid ($ 0.51 per share)                         -               -           (14,000)       (14,000)
       - Dividends declared and paid ($ 0.08 per share)                                                      (3,200)        (3,200)
       - Dividends declared and paid ($ 0.54 per share)                                                     (21,600)       (21,600)
       - Dividends declared and paid ($ 0.465 per share)                                                    (18,600)       (18,600)

       Comprehensive income                                                                                                       -


                                                                    --------------  --------------     --------------     ----------
 BALANCE, December 31, 2005                                         $     296,831  $            -  $          26,877        324,158
                                                                    ==============  ==============     ==============     ==========
       - Net income                                                             -               -             61,063         61,063
       - Contribution to additional-paid in capital  (Note 14(b))              76               -                  -             76
       - Issuance of common stock (Note 14 (c))                            71,570               -                  -         71,651
       - Dividends declared and paid ($ 0.40 per share)                         -               -           (18,000)       (18,000)
       - Dividends declared and paid ($ 0.345 per share)                        -               -           (15,525)       (15,525)
       - Dividends declared and paid ($ 0.355 per share)                        -               -           (18,833)       (18,833)
       - Dividends declared and paid ($ 0.40 per share)                         -               -           (21,220)       (21,220)
       - Preferential deemed dividend                                           -               -           (20,267)       (20,267)

       Comprehensive income


                                                                    --------------  --------------     --------------     ----------
 BALANCE, December 31, 2006                                         $     368,477  $            -  $         (5,905)        363,103
                                                                    ==============  ==============     ==============     ==========
            The accompanying notes are an integral part of these consolidated financial statements


DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                                                              2006          2005            2004
                                                                                           ----------     ----------     ----------
 Cash Flows from Operating Activities:
       Net income                                                                       $     61,063   $     64,990   $     60,083
       Adjustments to reconcile net income to net cash from operating activities:
          Depreciation and amortization of deferred charges                                   16,709          9,943          5,087
          Executive management services and rent                                                  76            455          1,528
          Amortization and write off of financing costs                                          128            590             88
          Gain on sale of vessel                                                                   -              -       (19,982)
          Change in fair value of interest rate option contracts                                   -              -            (9)
          Recognition / (amortization) of free lubricants benefit                               (71)           (99)          (255)
       (Increase) Decrease in:
          Receivables                                                                              7          (879)           (50)
          Due from related companies                                                               -              -            149
          Inventories                                                                          (407)          (355)          (151)
          Prepayments and other                                                                (164)             91          (277)
          Prepaid charter revenue                                                              3,322        (5,144)              -
       Increase (Decrease) in:
          Accounts payable                                                                       988            865             43
          Due to related companies                                                                50          (147)            362
          Accrued liabilities                                                                  (421)            739            330
          Deferred revenue                                                                     1,235          (764)            433
          Other non current liabilities                                                          988              -              -
      Dry dockings                                                                           (1,133)        (1,029)              -
                                                                                           ----------     ----------     ----------
 Net Cash provided by Operating Activities                                                    82,370         69,256         47,379
                                                                                           ----------     ----------     ----------
 Cash Flows from Investing Activities:
      Advances for vessels under construction and acquisitions and other vessel costs       (24,347)        (4,221)       (17,021)
      Vessel acquisitions                                                                  (168,749)      (165,020)       (35,956)
      Net proceeds from sale of vessel                                                             -              -         41,199
                                                                                           ----------     ----------     ----------
 Net Cash used in Investing Activities                                                     (193,096)      (169,241)       (11,778)
                                                                                           ----------     ----------     ----------
 Cash Flows from Financing Activities:
      Proceeds from long-term debt                                                           197,180        150,925         15,750
      Proceeds from public offering, net of related issuance costs                            71,651        257,061              -
      Decrease in restricted cash                                                                  -            789            169
      Financing costs                                                                          (100)        (1,200)              -
      Payments of long-term debt                                                            (71,425)      (230,718)        (6,289)
      Proceeds from settlement of financial instruments                                            -              -             86
      Consideration paid for DSS acquisition, net                                           (19,721)              -              -
      Cash dividends                                                                        (73,578)       (57,400)       (51,000)
                                                                                           ----------     ----------     ----------
 Net Cash provided by/(used in)  Financing Activities                                        104,007        119,457       (41,284)
                                                                                           ----------     ----------     ----------
 Net increase (decrease) in cash and cash equivalents                                        (6,719)         19,472        (5,683)
 Cash and cash equivalents at beginning of year                                               21,230          1,758          7,441
                                                                                           ----------     ----------     ----------
 Cash and cash equivalents at end of year                                               $     14,511   $     21,230   $      1,758
                                                                                           ==========     ==========     ==========
 SUPPLEMENTAL CASH FLOW INFORMATION
      Cash paid during the year for:
         Interest payments, net of amounts capitalized                                  $      2,062   $      1,572   $      2,279
                                                                                           ==========     ==========     ==========
       Non-cash financing activities:
         Executive management services and rent                                         $         76   $        455   $      1,528
                                                                                           ==========     ==========     ==========
                                  The accompanying notes are an integral part of these consolidated financial statements


                               DIANA SHIPPING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006
           (Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

     1.   Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana") and its wholly-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment
Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In March 2005, December 2005 and June 2006 the Company completed its initial and two secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085 and $71,651, respectively.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1  Shipowning companies incorporated in the Republic of Panama:

(a) Skyvan Shipping Company S.A. ("Skyvan"), owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

(b) Buenos Aires Compania Armadora S.A. ("Buenos"), owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

(c) Husky Trading, S.A. ("Husky"), owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton", which was built and delivered in March 2001.

(d) Panama Compania Armadora S.A. ("Panama"), owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

(e) Eaton Marine S.A. ("Eaton"), owner of the Greek flag 75,106 dwt bulk carrier vessel "Danae" (built in 2001), which was acquired in July 2003.

(f) Chorrera Compania Armadora S.A. ("Chorrera"), owner of the Greek flag 75,172 dwt bulk carrier vessel "Dione" (built in 2001), which was acquired in May 2003.

(g) Cypres Enterprises Corp. ("Cypres"), owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" (Hull No. H2301), which was built and delivered in August 2004.

(h) Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Calipso" (Hull No. H2303), which was built and delivered in February 2005.

(i) Cerada International S.A ("Cerada"), owner of the Bahamas flag 169,883 dwt bulk carrier vessel "Pantelis SP" (built in 1999), which was acquired in February 2005.

(j) Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Clio" (Hull No. H2304), which was built and delivered in May 2005.

(k) Urbina Bay Trading, S.A. ("Urbina"), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

(l) Changame Compania Armadora S.A. ("Changame"), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

(m) Vesta Commercial, S.A. ("Vesta"), owner of the Bahamas flag 74,381 dwt bulk carrier vessel "Coronis" (Hull No. H1307A), which was built and delivered in January 2006 (Note 7).

1.2. Subsidiaries incorporated in the Republic of the Marshall Islands:

(a) Ailuk Shipping Company Inc. ("Ailuk"), owner of the Marshall Islands' flag 73,546 dwt dry bulk carrier vessel "Naias" (built in 2006), which was delivered in August 2006 (Note 7).

(b) Bikini Shipping Company Inc. ("Bikini") has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 6).

(c) Eniwetok Shipping Company Inc. ("Eniwetok") has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 6).

(d) Jaluit Shipping Company Inc. ("Jaluit"), owner of the Marshall Islands' flag 174,187 dwt capesize dry bulk carrier vessel "Sideris GS", which was built and delivered in November 2006 (Note 7).

(e) Kili Shipping Company Inc. ("Kili") was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Kili did not have any operations.

(f) Knox Shipping Company Inc. ("Knox") was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Knox did not have any operations.

(g) Lib Shipping Company Inc. ("Lib") was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Lib did not have any operations.

(h) Majuro Shipping Company Inc. ("Majuro") was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Majuro did not have any operations.

(i) Taka Shipping Company Inc. ("Taka") was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2006, Taka did not have any operations.

1.3. Subsidiaries incorporated in the United States of America:

(a) Bulk Carriers (USA) LLC ("Bulk Carriers"), was established in September 2006, in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

1.4. Diana Shipping Services S.A. (the "Manager" or "DSS"). On April 1, 2006, the Company acquired 100% of the issued and outstanding shares of DSS, the management company, for a cash consideration of $20,000. The purchase price was financed with funds drawn under the revolving credit facility with the Royal Bank of Scotland (Note 11). The Company recorded the acquisition at historical cost under a method similar to a pooling of interests, due to the fact that in February 2005, the date the agreement to acquire DSS was originally signed, DSS and the Company were under common control. The purchase price in excess of DSS's historical book value at the date of acquisition of $20,267 is considered a preferential deemed dividend and is reflected as a reduction in net income available to common stockholders in the accompanying 2006 consolidated statement of income.

DSS provides the Company and the vessels with management services, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Until November 11, 2004 the vessel owning subsidiaries had a management agreement with Diana Shipping Agency S.A. ("DSA"), a related Panamanian corporation, under which management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA was charging the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004 and following the termination of the management agreements with DSA, the operations of the vessels are managed by Diana Shipping Services S.A. (Note 3).

During 2006, 2005 and 2004, seven charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

    Charterer            2006           2005           2004
------------------     ----------    -----------    -----------
      A                      -              -            25%
      B                      -              -            15%
      C                    20%            26%            20%
      D                      -            12%            16%
      E                    15%            14%              -
      F                      -            11%              -
      G                    15%              -              -

2.   Significant Accounting Policies adopted in the period and Recent Accounting
     Pronouncements:

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

(f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2006 and 2005.

(g) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h) Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(i) Prepaid/Deferred Charter Revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j) Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. No impairment loss was recorded in 2006, 2005 and 2004. Furthermore, in the period a long lived asset meets the "held for sale" criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset's carrying amount to fair value less cost to sell. For the years ended December 31, 2006, 2005 and 2004, no such adjustments were identified.

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

(n) Property and equipment. The Company leases from a related party property consisting of office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback was accounted for by the financing method and the property remains in the Company's consolidated financial statements and is being depreciated on a straight-line basis over its remaining useful life. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment and computer software and hardware. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

(p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. The related amounts for 2006 and 2005 were not material. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue has not been met. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage related and vessel operating costs are expensed as incurred.

(q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r) Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the period from acquisition of the management company to December 31, 2006 amounted to $273.

(s) Employees' retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognized in the balance sheet the estimated benefit obligation for the past service of DSS's employees, which amounted to $736. At December 31, 2006 the projected benefit obligation amounted to $850 (Note 12). This is an unfunded plan and is being accounted for under SFAS 158.

(t) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during 2006, 2005 and 2004.

(u) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(v) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(w) Accounting for Corrections: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company adopted this pronouncement beginning in fiscal year 2006.

(x) Recent Accounting Pronouncements: In September 2006 the FASB issued FASB Statement No. 157 "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company's financial position or results of operations.

(y) Recent Accounting Pronouncements: In September 2006 the FASB issued FASB Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). SFAS No. 158 requires the employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. SFAS No, 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation - in its statement of financial position. (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers' Accounting for Pensions, or No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions) and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. Early adoption is permitted. The Company fully adopted this pronouncement on December 31, 2006. The adoption of the standard did not have a material effect on the Company's financial position or results of operations.

(z) Recent Accounting Pronouncements: In September 13, 2006, with the release of Staff Accounting Bulletin No.108 ("SAB 108") "Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement" the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company's financial position or results of operations

3.   Transactions with Related Parties:

(a) Diana Shipping Agencies S.A. ("DSA") and Diana Shipping Services S.A ("DSS" or the "Manager"): As discussed in Note 1, until November 11, 2004 the vessel owning subsidiaries had management agreements with DSA, a company controlled by the Company's CEO and Chairman, under which, management services were provided in exchange for a fixed monthly fee of $12 per vessel, which was renewable annually. Furthermore, DSA charged the vessel owning subsidiaries 2% commission on all voyage and time charter revenues. Effective November 12, 2004, following the termination of the management agreements with DSA, the operations of the vessels are managed by DSS under new management agreements, amended in July 2005. Under the amended agreements, DSS is the sole and exclusive manager of the vessel owning subsidiaries and any other subsidiaries to be included in the group, having vessels in operation or under construction, with terms and conditions specified in management agreements signed between DSS and each subsidiary. The manager provides the Company, its Officers, Executives and the subsidiaries with management services in exchange for a fixed monthly fee of $15 per vessel plus 2% commission on all voyage and time charter revenues, for a non specific period of time provided that such agreements may be terminated by either party giving three months notice at any time.

     During the year ended December 31, 2006 management fees charged by DSS amounted to $2,414 of which $1,841 was eliminated due to the acquisition of DSS, effective April 1, 2006 and $573 is separately reflected in the accompanying 2006 statement of income. The management fees charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2005 and 2004 amounted $1,731 and $947, respectively, and are separately reflected in the accompanying consolidated statements of income. For the year ended December 31, 2006 commissions charged by DSS amounted to $2,384 of which $1,887 was eliminated due to the acquisition of DSS and $497 is included in voyage expenses in the accompanying 2006 consolidated statement of income (Note 14). Commissions charged by DSA (until November 11, 2004) and DSS (after November 11, 2004) during the years ended December 31, 2005 and 2004 amounted to $2,061 and $1,276, respectively, and are included in voyage expenses in the accompanying consolidated statements of income (Note 15). The balance due to DSS at December 31, 2006 amounting to $124 has been eliminated from the accompanying 2006 consolidated balance sheet and the balance due to DSS at December 31, 2005 amounting to $164 is included in due to related companies in the accompanying 2005 consolidated balance sheet.

     Effective December 1, 2006, the Company entered into an agreement with DSA to lease office space. The lease agreement, classified as an operating lease, has a term of 25 months without options for renewal and the monthly rent amounts to Euro 8,000 plus stamp duty. Annual rent will increase annually by 3% above inflation for each year the lease is in effect. As of December 31, 2006 rent paid to DSA amounted to $11 and no amounts were due to or from DSA. The Company also paid a guarantee amount equal to one monthly rent, being refundable at the end of the lease term. Minimum lease payments to DSA until expiration of the lease agreement are estimated to $131 for 2007 and $139 for 2008.

(b) Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2006, 2005 and 2004 amounted to $923, $716 and $287, respectively, and are included in vessel predelivery expenses, vessel operating expenses and general and administrative expenses in the accompanying consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006, for a period of three years, without renewal, and for the monthly rent of Euro 935 plus stamp duty. Rent will increase annually at a rate of 3% above inflation. Rent paid for the period from the acquisition of DSS, on April 1, 2006, to December 31, 2006 amounted to $13. No amounts were payable to or receivable from Altair at December 31, 2005. At December 31, 2006 an amount of $99 was payable to Altair and is included in due to related companies in the accompanying consolidated balance sheet. Minimum lease payments to Altair, until expiration of the lease term, are estimated to $16 for 2007 and $17 for 2008.

(c) Universal Shipping and Real Estates Inc. ("Universal"): Universal is a company controlled by the Company's CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces (see also Note 9) for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent will increase annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease is accounted for by the financing method. Rent expense for the period from the acquisition of DSS, on April 1, 2006, to December 31, 2006 amounted to $227 of which an amount of $128 is included in Interest and finance costs (Notes 9 and 16) and the remainder in General and administrative expenses in the accompanying 2006 consolidated statement of income. No amounts were payable to or receivable from Universal as at December 31, 2006. Minimum lease payments to Universal until expiration of the lease term are estimated to $194 for 2007 and to $206 for 2008.

(d)  Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company Ltd. ("Zoe"):
     On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (the then sole shareholder of the Company), certain executives (including Mr. Simeon Palios, the Company's Chairman and Chief Executive Officer) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum, and in September 2004, sold 25% of its common stock to Corozal Compania Naviera SA, ("Corozal"), a company controlled by Mr. Simeon Palios. In February 2005, the agreement was amended, so as to facilitate the Company's initial public offering and was terminated on its closing in March 2005. As at December 31, 2006 and 2005, Zoe owned 5,050,000 shares representing 9.52% and 11.22%, respectively, of the Company's outstanding common stock. In January 2007, Zoe sold part of its stock in a secondary offering (Note
     19) and reduced its shares to 4,475,000 or 8.44%.

     Fortis, through Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in the Company's initial public offering in March 2005 and the secondary offering in December 2005 and received a total of $1,659 in underwriting commissions in 2005 in connection with both offerings.

     In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis Bank (Note 11) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Notes 1.2(b), 1.2(c), 6 and 11).

4.      Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                       2006              2005
                                                 --------------    -------------
      Lubricants ............................            1,077               686
      Victualling............................              202               186
                                                 --------------    -------------
               Total.........................            1,279               872
                                                 ==============    =============

5.   Prepaid Charter Revenue

The amounts shown in the accompanying consolidated balance sheets reflect an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expires between July to September 2007, is at the rate of $25 per day, gross of commissions. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel's purchase price. As of December 31, 2006 and 2005, the unamortized balance of the asset amounted to $1,822 and $5,144, respectively and is reflected in prepaid charter revenue, current and non-current portion, in the accompanying consolidated balance sheets. The amortization during 2006 and 2005 amounted to $3,322 and $299, respectively, and is included as a reduction of voyage and time charter revenues in the accompanying consolidated statements of income.

6.   Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amount in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

                                                          2006         2005
                                                        ---------    --------

      Advance payments on contract signing...........          -        4,200
      Pre-delivery installments......................     24,080            -
      Capitalized interest and finance costs.........        257            -
      Other related costs............................         10           21

                                                        ---------    --------
               Total................................      24,347        4,221
                                                        =========    ========

The movement of the account, during 2006 and 2005, was as follows:

                                                           2006        2005
                                                        ---------    --------


      Beginning balance.............................       4,221       19,234
       - Advances  for vessels  under  construction
         and other  vessel costs, delivered during the
         year........................................          -       29,728
       - Advances  for vessels  under  construction
         and other  vessel costs.....................     24,347            -
       - Advances for vessels acquisition and other
         vessel costs................................     22,509       12,726
       - Transferred to vessel cost..................   (26,730)     (57,467)
                                                        ---------    --------
      Ending balance................................      24,347        4,221
                                                        =========    ========


On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers with Hull No. H1107 and H1108 for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the "Builders") and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10%, and a final predelivery installment of 50%. As at December 31, 2006, the Company had paid one predelivery installment for each vessel amounting to $12,040 each or 20% of the vessels' contract price and $267 of additional construction costs. The balance as of December 31, 2005, relates to an advance payment (10% of the purchase price) of $4,200 plus expenses, made by the Company for the acquisition of the Coronis as discussed in Note 7, below.

7.   Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:


                                                                                  Accumulated          Net Book Value
                                                             Vessel Cost          Depreciation
                                                           ----------------    -------------------    ------------------
    Balance, December 31, 2004......................               147,269               (14,416)               132,853
    - Transfers  from  advances  for vessels  under
       construction  and acquisitions and other vessel
       costs........................................                57,467                      -                57,467
    - Vessel acquisitions...........................               126,787                      -               126,787
    - Depreciation..................................                     -                (9,802)               (9,802)
                                                           ----------------    -------------------    ------------------
    Balance, December 31, 2005.....................                331,523               (24,218)               307,305
    - Transfers  from  advances  for vessels  under
       construction  and acquisitions and other vessel
       costs........................................                26,730                      -               26, 730
    - Vessel acquisitions...........................               146,240                      -               146,240
    - Depreciation..................................                     -               (15,836)              (15,836)
                                                           ----------------    -------------------    ------------------
    Balance, December 31, 2006....................                 504,493               (40,054)               464,439
                                                           ================    ===================    ==================


In October 2005, the Company entered into an agreement with an unrelated third party company to acquire a Panamax dry bulk carrier, the 74,381 dwt "Coronis", for a total consideration of $42,000. The vessel, at the time the agreement was concluded, was under construction at the Hudong Shipyard in China. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21 per day, gross of commissions. As of December 31, 2005, the Company had made an advance payment (10% of the purchase price) of $4,200 plus expenses, while the remaining balance of $37,800 was paid upon delivery of the vessel in January 2006. The Company incurred additional pre-acquisition costs, which amounted to $138 and are included in the vessel's cost.

In June 2006, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire the 73,546 dwt Panamax dry bulk carrier, the Naias, for the purchase price of $39,600. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21 per day, net of commissions. Upon signing of the agreement, the Company paid a 10% advance and on the vessel's delivery in August 2006 the 90% balance of the purchase price amounting to $35,640. The Company incurred additional pre-acquisition costs, which amounted to $64 and are included in the vessel's cost.

In September 2006, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire the 174,187 dwt dry bulk carrier, the Sideris GS, for the purchase price of $91,000. The vessel, at the time the agreement was concluded, was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China. Upon signing of the agreement, the Company paid a 20% advance and on the vessel's delivery in November 2006 the 80% balance of the purchase price amounting to $72,800. The Company incurred additional pre-acquisition costs, which amounted to $168 and are included in the vessel's cost.

All Company's vessels, with the exception of the Coronis, the Naias and the Sideris GS, having a total carrying value of $293,871 as of December 31, 2006, have been provided as collateral to secure the revolving credit facility discussed in Note 11. As of December 31, 2006, all vessels were operating under time charters, the last of which expires in January 2008.

8.   Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:


                                                                       Financing Costs         Drydock Costs          Total
                                                                    ---------------------  -------------------- -----------------
    Balance, December 31, 2004....................                                   -                     -                 -
     - Additions........................................                         1,200                 1,029             2,229
     - Transfer from prepaid insurance and other........                           100                     -               100
     - Amortization.....................................                         (118)                 (141)             (259)
     - Financing costs presented as a contra to debt....                          (66)                     -              (66)
                                                                    ---------------------  -------------------- -----------------
    Balance, December 31, 2005....................                               1,116                   888             2,004
     - Additions........................................                           100                 1,133             1,233
     - Amortization.....................................                         (128)                 (804)             (932)
     - Financing costs presented as a contra to debt....                         (375)                     -             (375)
                                                                    ---------------------  -------------------- -----------------
    Balance, December 31, 2006....................                                 713                 1,217             1,930
                                                                    =====================  ==================== =================

Financing costs represent fees paid to the lenders relating to the $230 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland. Additions to financing costs represent fees paid to the bank for the amendment of the agreement to extend the facility amount to $300 million (Note
11). Financing costs presented as a contra to debt represent the unamortized balance of financing fees relating to the long-term debt outstanding at year-end.

Additions to deferred drydock cost represent expenditures incurred for the drydocking of the vessels Danae, Triton and Oceanis, which were completed in January, February and April 2006, respectively.

The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of drydock costs is included in depreciation and amortization of deferred charges in the accompanying consolidated statements of income.

9.   Property and equipment, net:

The amount shown in the accompanying 2006 consolidated balance sheet is analyzed as follows:

                                                                         Property       Furniture and Equipment       Total

                                                                    ------------------- ------------------------ -----------------
    Balance, December 31, 2005..........................                           -                        -                 -
     -Additions as a result of DSS acquisition..........                         890                       40               930
     -Other Additions...................................                           -                       35                35
     -Depreciation......................................                        (48)                     (20)              (68)
                                                                    ------------------- ------------------------ -----------------
    Balance, December 31, 2006..........................                         842                       55               897
                                                                    =================== ======================== =================

In December 2005, DSS (which was acquired by the company in April 2006) (Note 1.4) sold its property consisting of office space, a warehouse and parking spaces to Universal (Note 3(c)) for $515. In January 2006, DSS entered into a lease agreement with Universal to lease back the property sold, as well as additional office space owned by Universal, for a period of three years. The sale and subsequent leaseback of the property has been accounted for by the financing method, due to the affiliated transaction involved. As a result, DSS continues to carry the property sold and leased back as an asset and depreciates it until expiration of the lease agreement. The purchase price was recorded in financing obligations and is included in other non-current liabilities in the accompanying 2006 consolidated balance sheet (Note 12). As at December 31, 2006 financing obligations amounted to $586 of which an amount of $71 of interest expense is included in interest and finance costs in the accompanying 2006 consolidated statement of income (Note 16). Upon expiration of the lease agreement, such finance obligation will be de-recognized from the balance sheet along with the net book value of the property.

10.  Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:


                                                                     2006           2005
                                                                 ------------     ----------

      Interest and finance costs..........................               983            188
      Vessels' operating and voyage expenses..............               879          1,085
      General and administrative expenses.................               262            412
      Current portion of projected benefit obligation (Note 12)           78              -
                                                                 ------------     ----------
               Total....................................               2,202          1,685
                                                                 ============     ==========

11.  Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                       2006          2005
                                                     ----------   ----------
    Revolving credit facility.....................     114,600       12,925
    Secured term loan facility ...................      24,080            -
    Less related deferred financing costs ........       (441)         (66)
                                                     ----------   ----------
             Total................................     138,239       12,859
    Less: Current portion.........................           -            -
                                                     ----------   ----------
    Long-term portion.............................     138,239       12,859
                                                     ==========   ==========

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.4) and for working capital. On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years (instead of five years) from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million (instead of $20 million) and over the remaining period of four years will be reducing in semiannual amounts of $15 million (instead of $13.5 million) with a final reduction of $165 million (instead of $75 million) together with the last semi annual reduction.

In January and May 2006, the Company drew down an amount of $38,500 and $20,000, respectively, under the revolving credit facility with the Royal Bank of Scotland, to fund part of the purchase price of the Coronis acquired in January 2006 (Note 7) and the purchase price of DSS acquired on April 1, 2006 (Note 1.4). In June 2006, the Company repaid in full the then outstanding balance, amounting to $71,425 plus interest, with the proceeds of the secondary public offering completed in June 2006 (Note 14(c)).

As at December 31, 2006 a principal amount of $114,600 was outstanding under the revolving credit facility, relating to a draw down of $39,600 in August 2006 to fund the purchase price of the vessel Naias and to a draw down of $75,000 in November 2006 to fund part of the purchase price of the Sideris GS (Note 7).

The credit facility is secured by a first priority or preferred ship mortgage on all vessels in the fleet excluding the Coronis, the Naias and the Sideris GS, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

On the undrawn portion of the facility the Company pays commitment fees, which for 2006 and 2005 amounted to $648 and $604, respectively and are included in interest and finance costs in the accompanying consolidated statements of income. The weighted average interest rate of the revolving credit facility as at December 31, 2006 and 2005 was 5.99% and 4.08%, respectively.

On November 23, 2006 the Company accepted an offer letter from the Royal Bank of Scotland for a loan facility of up to $200,000, to be used for the purchase of vessels or shipping companies upon full utilization of the existing revolving credit facility. The facility will be available for a period of 364 days from the First Availability Date (January 30, 2007) and will bear interest at LIBOR plus a margin. An arrangement fee of $100 will be payable upon signing of the agreement. The Company has granted an extension to execute the loan agreement by January 31, 2007 (Note 19(b)).

Secured term loan facility: In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis Bank (Note 3(c)) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 6). The loan facility will be available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default.

On November 29, 2006 the Company drew down an amount of $24,080 under the facility agreement in order to fund the first installment for the constructions of the two Capesize dry bulk carriers (Note 6). During 2006 the Company paid guarantee commission and commitment fees which amounted to $64 and are included in advances for vessels under construction and acquisitions and other vessel costs in the accompanying 2006 consolidated balance sheet. The interest rate at December 31, 2006 was 6.02%.

Total interest incurred on long-term debt for 2006, 2005 and 2004 amounted to $2,989, $1,503 and $2,382, respectively. Of the above amounts, $133, $122 and $339 were capitalized as part of the vessel cost for advances paid for vessels under construction during 2006, 2005 and 2004, respectively. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income.

12.  Other non-current liabilities:

The amounts in the accompanying consolidated balance sheets as of December 31, 2006 and 2005 are analyzed as follows:

                                                            2006         2005
                                                         ---------     --------

    Projected benefit obligation for employees
        compensation...................................       772            -
    Financing obligations (Note 9).....................       586            -
    Deferred income (Note 15)..........................       339          265
                                                         ---------     --------
             Total....................................      1,697          265
                                                         =========     ========

Reconciliation of the projected benefit obligation is as follows:

                                                               2006
                                                          ----------------

      Balance on acquisition of DSS (April 1, 2006)                   736
      Service Cost.....................................                50
      Interest Cost....................................                24
      Benefits paid directly by the Company                          (13)
      Additional termination benefits                                   9
      Actuarial loss/(gain)............................              (36)
      Exchange differences.............................                80
                                                          ----------------
      Balance December 31, 2006........................               850
                                                          ----------------
               Less current liabilities (Note 10)......              (78)
                                                          ----------------
               Non-current liabilities.................               772
                                                          ================


The projected benefit obligation on employees compensation is valued in Euro and its translation in US$ results in exchange differences. The year-end exchange rate of US$/Euro that was used was 1.34. For 2006, net periodic benefit cost amounted to $83, consisting of the service cost, the interest cost and the extra payments or expenses incurred. The accumulated benefit obligation amounted to $543. The actuarial gain of $36 was recognized in the period and therefore is included in general and administrative expenses. The expected benefit payments in each of the next five years and in the aggregate for the five years thereafter are estimated as follows:

                    2007                   $78

                    2008                   $68

                    2009                     -

                    2010                   $42

                    2011                     -

               2012-2016                  $466

The weighted average discount rate used for the calculations above was 4.10% and the rate of salaries' increase was 6.00%.

Net periodic benefit cost for the year 2007 is expected to be $105, consisting of $72 of service cost and $33 of interest cost.

13.  Contingencies:

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

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

14.  Common Stock and Additional Paid-In Capital:

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

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company. The value of the executive management services (until consummation of the Company's initial public offering in March 2005) and rent (until acquisition of DSS in April 2006) for 2006, 2005 and 2004, amounted to $76, $455 and $1,528, respectively, and is separately reflected in the accompanying consolidated statements of income. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS.

(c) Secondary public offering: In June 2006 the Company completed an additional secondary public offering in the United States under the United States Securities Act of 1933, as amended, and issued 8,050,000 shares of common stock with par value $0.01 per share. The net proceeds of the secondary public offering amounted to $71,651.

(d) Dividends and preferential deemed dividend: During 2006, the Company paid dividends of $73,578. In addition, upon acquisition of DSS the purchase price paid in excess of DSS's historical book value amounting to $20,267 was considered a preferential deemed dividend and decreased the net income available to common stockholders for the year ended December 31, 2006.

(e) Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of December 31, 2006, no options were granted under the plan.

15.  Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:


                                                                                   2006           2005            2004
                                                                                 ----------    ----------- --- -----------
     Voyage Expenses
     Port charges........................................                                2             17              32
     Bunkers.............................................                               70          (341)            (23)
     Commissions charged by third parties................                            5,364          4,731           3,019
     Commissions charged by a related party (Note 3(a))..                              497          2,061           1,276
     Miscellaneous.......................................                              126             12              26
                                                                                 ----------    -----------     -----------
              Total....................................                              6,059          6,480           4,330
                                                                                 ==========    ===========     ===========
     Vessel Operating Expenses
     Crew wages and related costs........................                           12,748          8,690           5,403
     Insurance...........................................                            2,274          1,724           1,157
     Spares and consumable stores........................                            5,557          3,157           1,899
     Repairs and maintenance.............................                            1,490          1,014             703
     Tonnage taxes (Note 17).............................                              129             94              68
     Miscellaneous ......................................                              291            276             284
                                                                                 ----------    -----------     -----------
              Total......................................                           22,489         14,955           9,514
                                                                                 ==========    ===========     ===========

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

In 2004, the Company entered into an agreement with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Protefs, Calipso and Clio and, in 2005 the Company entered into a similar agreement with the same supplier for the vessel Pantelis SP. Under the terms of these agreements, a fixed quantity of main engine and auxiliary diesel engine oils for each vessel was supplied free of charge. The above discount offer assumes that the Company remains exclusively supplied by the specific supplier for at least five years following the date of the first supply. In case contract duration will not be satisfied, the free quantities purchased until the time of the premature termination will be charged at normal prices to the Company for the 100% of their value if the contract is terminated within the first year, then reducing by 20% each year until the fifth year, the year the contract expires.

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

The unamortized balance of the above benefits at December 31, 2006 and 2005 amounted to and $265 and $336, respectively, and is included in other current liabilities and in non-current liabilities in the accompanying consolidated balance sheets (Note 12).

16.  Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:


                                                                                  2006            2005           2004
                                                                               -----------     -----------    ------------

      Interest expense....................................                          3,055           1,381           2,043
      Amortization and write-off of financing costs.......                            128             590              88
      Commitment fees.....................................                            648             604               -
      Financial instruments...............................                              -               -             (9)
      Other...............................................                             55             156              43
                                                                               -----------     -----------    ------------
               Total....................................                            3,886           2,731           2,165
                                                                               ===========     ===========    ============


Interest expense for 2006 includes an amount of $199 relating to the financing method of accounting of the sale and leaseback transaction between DSS and Universal (Notes 3(c) and 9).

In July 2003, the Company concluded two separate interest rate option contracts (cap and floor) with Fortis Bank for a period of five years (through July 2008) for a notional amount of $38,000 in order to partially hedge its exposure to fluctuations in interest rates on its long-term debt. The Company's strategy was to limit the interest rate on a long-term debt principal amount of $38,000, at 5.5% through July 2008. These option agreements did not meet hedge accounting criteria. In November 2004, the agreements were terminated and the Company recorded the positive change in the fair value of the options amounting to $9 and is included in interest and finance costs in the accompanying consolidated statements of income.

17.  Income Taxes:

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income (Note 15).

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

During 2005, a majority of the Company's shares were ultimately owned by the Company's Chairman and Chief Executive Officer, Mr. Simeon Palios through certain holding companies, the shares of which were in bearer form. Under a literal reading of the Section 883 regulations, these shares would not be treated as being owned by a "qualified shareholder." However, based upon Mr. Palios's affirmation that he has direct physical possession and control over such bearer shares and has been in such possession and control since the creation of the Company, the Company has taken the position for United States federal income tax reporting purposes that, notwithstanding the language of the
Section 883 regulations, Mr. Palios should be treated as a qualified shareholder. However, there is no assurance that the Internal Revenue Service or a court would agree with our position. If Mr. Palios is not treated as a qualified shareholder, then the Company will not qualify for exemption under
Section 883 for the 2005 taxable year and will be subject to a 4% United States federal income tax on its United States source shipping income. The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Regarding the 2006 tax year, and following the public offerings of common stock discussed in Note 1, the Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income will be exempt from U.S. federal income tax.

18.  Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

19.  Subsequent Events:

(a) Sale of common stock from principal stockholders: On January 29, 2007, the Company completed a secondary public offering of 5,750,000 shares of common stock offered by three selling stockholders at a price of $15.75 per share. The three selling stockholders are Zoe S. Company Ltd. (Note 3), Ironwood Trading Corp. and Corozal Compania Naviera S.A. Ironwood and Corozal are controlled by the Company's Chairman and Chief Executive Officer, Mr. Palios. The Company did not receive any proceeds from the sale.

(b) New loan agreement: On January 30, 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland, for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Borrower under the facility agreement an additional 364 day standby facility of up to $200,000 upon full utilization of the Facility. The facility will bear interest at LIBOR plus margin and will be terminated the date falling 364 days after the availability date (January 30, 2007). An amount of $100 was paid on signing of the agreement.

(c) Agreement to purchase a new vessel: On February 5, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a Capesize dry bulk carrier, the 175,000 dwt "Semirio", for a total consideration of $98,000. At the time the agreement was signed, the vessel was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, and is expected to be delivered in June 2007. On signing of the agreement, the Company paid 20% of the purchase price, or $19,600.

(d) Declaration of dividends: On February 21, 2007, the Company declared dividends amounting to $24,403, or $0.46 per share, payable on or about March 14, 2007 to stockholders of record as of March 7, 2007.

(e) Sale of vessel: On February 14, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to sell the vessel Pantelis SP, for a total consideration of $81,000 less a 2.5% commission. The vessel is expected to be delivered to its new owners in July 2007 together with its existent time charter. At December 31, 2006, the vessel's net book value was $57,744.

(f) Agreement to purchase a new vessel: On March 2, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a secondhand Capesize dry bulk carrier, the 180,235 dwt "Aliki", for a total consideration of $110,000. On signing of the agreement, the Company paid 10% of the purchase price, or $11,000, and the balance will be paid on delivery of the vessel which is expected in April 2007.

(g) Vessel off hire: In February 2007, the vessel Coronis was grounded during a ballast trip. The reduction in revenues, due to off hire days caused by the grounding incident, is expected to be approximately $605 and the repairs and other expenses are expected to be around $500. The total cost of repairs, in excess of $100 which is the deductible, is expected to be covered by the vessel's Hull and Machinery insurance.

(h) Loan Draw-down: On March 7, 2007, the Company drew down an amount of $22,000 under its revolving credit facility with the Royal Bank of Scotland, discussed in Note 11, to partly fund the advance payments initially made by the Company from its own funds in connection with the purchase of the vessels Semirio and Aliki, discussed in (c) and (f) above.

(i) Secondary public offering (unaudited): In April 2007, the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, of 12,075,000 shares of common stock of which 2,250,000 were offered by selling shareholders at a price of $17.0 per share. The Company received $159,509 of net proceeds before expenses from the total of 9,825,000 shares sold by the Company and did not receive any proceeds from the sale of the 2,250,000 shares offered by selling shareholders.

(j) Loan repayment (unaudited): On April 5, 2007, the Company repaid in full the then outstanding balance of $136,600 plus interest and costs of the revolving credit facility with the Royal Bank of Scotland, partly with the net proceeds of the offering mentioned in (i) above.

(k) Agreement to acquire a new vessel (unaudited): On April 17, 2007, the Company entered into a Memorandum of agreement with an unrelated third party company to purchase a 177,000 dwt newbuilding dry bulk carrier to be named Boston, for the price of $110,000. On signing of the agreement, the Company paid a 20% advance of the purchase amounting to $22,000. The balance of the purchase price will be paid on the vessel's delivery. The vessel is currently under construction at the Shanghai Waigaoqiao Shipbuilding Co., Ltd., and is expected to be delivered to the Company in November 2007.

(l) Loan drawdown and delivery of vessel (unaudited): On April 27, 2007, the Company drew down $87,000 under the revolving credit facility with the Royal Bank of Scotland to fund part of the purchase price of the Aliki, the 180,235 capesize dry bulk carrier it had agreed to purchase in March 2007, which was delivered on April 30, 2007.

(m) Declaration of dividends (unaudited): On May 3, 2007, the Company declared dividends amounting to $31,438, or $0.50 per share, payable on or about May 23, 2007 to stockholders of record as of May 16, 2007.

(n) Loan Draw-down (unaudited): On May 18, 2007, the Company drew down an amount of $22,000 under its revolving credit facility with the Royal Bank of Scotland, discussed in Note 11, to fund the advance payment initially made by the Company from its own funds in connection with the purchase of the vessel Boston discussed in (k) above.

SK 23159 0002 781644