Form 20-F
DIANA SHIPPING INC.
filed 2008-03-14
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from              to

 OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . .

For the transition period from              to

Commission file number _____________________________

DIANA SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Diana Shipping Inc.
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
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

Title of each class                                                                                     Name of each exchange on which registered
              None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 74,375,000 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act	☐	Yes	☒	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	Yes	☒	No
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
	☒	Yes	☐	No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow.	☐	Item 17	☒	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	Yes	☒	No

FORWARD-LOOKING STATEMENTS

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe”, “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Please note in this annual report, “we”, “us”, “our”, “The Company”, all refer to Diana Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2007, 2006, 2005, 2004, and 2003 and for the five year periods ended December 31, 2007 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm. The following data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except for share and per share data and average daily results)
Income Statement Data:
Voyage and time charter revenues	$190,480	$116,101	$103,104	$63,839	$25,277
Voyage expenses	8,697	6,059	6,480	4,330	1,549
Vessel operating expenses	29,332	22,489	14,955	9,514	6,267
Depreciation and amortization	24,443	16,709	9,943	5,087	3,978
Management fees	-	573	1,731	947	728
Executive management services and rent	-	76	455	1,528	1,470
General and administrative expenses	11,718	6,331	2,871	300	123
Gain on vessel sale	(21,504)	-	-	-	-
Foreign currency losses (gains)	(144)	(52)	(30)	3	20

Operating income	137,938	63,916	66,699	42,130	11,142
Interest and finance costs	(6,394)	(3,886)	(2,731)	(2,165)	(1,680)
Interest income	2,676	1,033	1,022	136	27
Gain on vessel’s sale	-	-	-	19,982	-

Net income	$134,220	$61,063	$64,990	$60,083	$9,489

Preferential deemed dividend	$-	$(20,267)	$-	$-	$-

Net income available to common stockholders	$134,220	$40,796	$64,990	$60,083	$9,489

Basic earnings per share	$2.11	$0.82	$1.72	$2.17	$0.37

Weighted average basic and diluted shares outstanding	63,748,973	49,528,904	37,765,753	27,625,000	25,340,596

Dividends declared per share	$2.05	$1.50	$1.60	$1.85	$-

Balance Sheet Data:
Cash and cash equivalents	$16,726	$14,511	$21,230	$1,758	$7,441
Total current assets	21,514	19,062	26,597	3,549	9,072
Vessels, Net	867,632	464,439	307,305	116,703	132,853
Total assets	944,342	510,675	341,949	155,636	134,494
Total current liabilities	20,964	7,636	4,667	11,344	9,107
Deferred revenue, non current portion	23,965	146	-	-	-
Long-term debt (including current portion)	98,819	138,239	12,859	92,246	82,628
Total stockholders' equity	799,474	363,103	324,158	59,052	48,441

Cash Flow Data:
Net cash flow provided by operating activities	$148,959	$82,370	$69,256	$47,379	$15,218
Net cash flow used in investing activities	(409,085)	(193,096)	(169,241)	(11,778)	(52,723)
Net cash flow provided by (used in) financing activities	262,341	104,007	119,457	(41,284)	43,079

Fleet Data:
Average number of vessels (1)	15.9	13.4	9.6	6.3	5.1
Number of vessels at end of period	18.0	15.0	12.0	7.0	6.0
Weighted average age of fleet at end of period (in years)	3.4	3.7	3.8	3.4	2.9
Ownership days (2)	5,813	4,897	3,510	2,319	1,852
Available days (3)	5,813	4,856	3,471	2,319	1,852
Operating days (4)	5,771	4,849	3,460	2,315	1,845
Fleet utilization (5)	99.3%	99.9%	99.7%	99.8%	99.6%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$31,272	$22,661	$27,838	$25,661	$12,812
Daily vessel operating expenses (7)	5,046	4,592	4,261	4,103	3,384

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)
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

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)
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

(6)
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

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Voyage and time charter revenues	$190,480	$116,101	$103,104	$63,839	$25,277
Less: voyage expenses	(8,697)	(6,059)	(6,480)	(4,330)	(1,549)

Time charter equivalent revenues	$181,783	$110,042	$96,624	$59,509	$23,728

Available days	5,813	4,856	3,471	2,319	1,852
Time charter equivalent (TCE) rate	$31,272	$22,661	$27,838	$25,661	$12,812

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

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers may decrease in the future, which may adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. Charter hire rates for Panamax and Capesize dry bulk carriers are near historically high levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of dry bulk products;

•	global and regional economic and political conditions;

•	the distance dry bulk is to be moved by sea; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

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

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facilities

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize dry bulk carriers are near historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facilities and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results

We believe that the market value of the vessels in our fleet is in excess of amounts required under our credit facilities. However, if the market values of our vessels, which are near historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition

The threat of future terrorist attacks in the United States and elsewhere continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Rising fuel prices may adversely affect our profits

While we generally do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this annual report, each of our vessels is ISM code-certified.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

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

Company Specific Risk Factors

We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates would affect our results of operations and ability to pay dividends

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into longer-term time charters ranging in duration from 18 months to 62 months for 15 of the vessels in our fleet, including one of the vessels under construction that we expect to take delivery of in the second quarter of 2010, and we may in the future employ additional vessels, including any container vessel that we may acquire, on longer term time charters. Currently, two of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the past, short-term time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

Our earnings and the amount of dividends that we are able to pay in the future may be adversely affected if we are not able to take advantage of favorable charter rates

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from several days to 13 months. However, as part of our business strategy, 15 of our vessels are currently fixed on longer-term time charters ranging in duration from 18 months to 62 months, including one of our vessels under construction that we expect to take delivery of in the second quarter of 2010. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers or container vessels that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that longer-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

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

We may have difficulty effectively managing our planned growth, which may adversely affect our ability to pay dividends

Since the completion of our initial public offering in March 2005, we have taken delivery of five Panamax dry bulk carriers and six Capesize dry bulk carriers, sold one of our Capesize dry bulk carriers, and have agreed to purchase two additional Capesize dry bulk carriers, which are expected to be delivered in the second quarter of 2010.  The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our ability to pay dividends may be adversely affected.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities may impose financial and other restrictions on us

We entered into a $230 million secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, amended in May 2006. In January 2007 we entered into a supplemental loan agreement for an additional credit facility with the Royal Bank of Scotland Plc. We have also entered into a loan agreement with Fortis Bank for a secured term loan of $60.2 million, which we intend to use to finance the pre-delivery installments of two newbuilding Capesize dry bulk carriers that we expect to take delivery of during the second quarter of 2010. As of December 31, 2007, we had $99.1 million outstanding under our facilities. In February and March 2008, we drew down an additional amount of $71.5 million and $27.0 million under our revolving credit facility with the Royal Bank of Scotland to fund part of the purchase price of the Norfolk, a 2002 built Capesize dry bulk carrier, which was delivered to us in February 2008.  We have used and intend to use our facilities in the future to finance future vessel acquisitions and our working capital requirements. Our ability to borrow amounts under the credit facilities is subject to the execution of customary documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•
pay dividends or make capital expenditures if we do not repay amounts drawn under our credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities

We intend to finance our future vessel acquisitions with net proceeds of future equity offerings and with secured indebtedness drawn under our credit facilities. While our current policy is to refinance amounts in excess of $150.0 million drawn under our credit facilities with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness than if we were able to refinance such amounts. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

If the delivery of any of the two vessels that have not yet been delivered to us is delayed or either of the vessels is delivered with significant defects, our earnings and financial condition could suffer

We have assumed shipbuilding contracts for two Capesize dry bulk carriers that we expect to be delivered to us during the second quarter of 2010. A delay in the delivery of either of these vessels, or other vessels that we may enter into agreements to acquire in the future, to us or the failure of the contract counterparty to deliver such vessels to us at all could adversely affect our earnings, our financial condition and the amount of dividends that we pay in the future.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our President, Mr. Anastassis Margaronis, our Chief Financial Officer, Mr. Andreas Michalopoulos and our Executive Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of thirteen Panamax dry bulk carriers and six Capesize dry bulk carriers having a combined carrying capacity of 2.0 million dwt and a weighted average age of 3.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2007 taxable year and we will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on our United States source income.  For example, at December 31, 2007, our 5% shareholders owned approximately 19.21% of our outstanding stock.  There is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with our existing 5% shareholders, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. For the 2007 taxable year, we estimate that our maximum United States federal income tax liability would be immaterial if we were to be subject to this taxation. Please see the section of this annual report entitled “Taxation” under item 10E for a more comprehensive discussion of the United States federal income tax consequences.

United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenues from a small number of charterers. During 2007, approximately 49% of our revenues derived from three charterers. During 2006, approximately 50% of our revenues derived from three charterers and in 2005, approximately 63% of our revenues derived from four charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

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

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future

The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the dry bulk shipping industry;

•	market conditions in the dry bulk shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Certain existing stockholders will be able to exert considerable control over matters on which our stockholders are entitled to vote

As of the date of this report Mr. Simeon Palios, our President and Chief Executive Officer, beneficially owns 14,312,040 shares, or approximately 19.22% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. “Major Stockholders.” While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock they effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

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

We intend to issue additional shares of our common stock in the future to refinance indebtedness in excess of $150.0 million incurred in connection with the acquisition of vessels and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, of which as of December 31, 2007, 74,375,000 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal stockholders have entered into.

Prior to our initial public offering, we entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp. and Zoe S. Company Ltd., certain of our stockholders, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may, subject to any applicable lock-up agreement in effect at such time, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act.

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

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

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

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands.  Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100.

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our fleet consists of 19 dry bulk carriers, of which 13 are Panamax and six are Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.0 million dwt and a weighted average age of 3.5 years. We also have assumed shipbuilding contracts for two additional Capesize dry bulk carriers, which are under construction by the China Shipbuilding Trading Company Ltd., and Shanghai Waigaoqiao Shipbuilding Co. Ltd., and are expected to be delivered to us in the second quarter of 2010.

As of December 31, 2007, our fleet consisted of 13 modern Panamax dry bulk carriers and five Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.8 million dwt and a weighted average age of 3.4 years. As of December 31, 2006, our fleet consisted of 13 modern Panamax dry bulk carriers and two Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.1 million dwt and a weighted average age of 3.7 years.

In February 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the Semirio that was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, for the price of $98.0 million. We paid a 20% advance, amounting to $19.6 million, on signing of the agreement and the balance of the purchase price of $78.4 million was paid on the delivery of the vessel to us in June 2007. We financed $92.0 million of the purchase price with proceeds from our revolving credit facility with the Royal Bank of Scotland and the remaining with cash on hand.

In February 2007, we entered into a memorandum of agreement to sell the Pantelis SP for the price of $81.0 million less 2.5% commission. On signing of the agreement, the buyers of the vessels paid a 10% advance of the purchase price, amounting to $8.1 million, which was released to us together with the balance of the purchase price on delivery of the vessel to its new buyers in July 2007. We used the proceeds from the sale of the Pantelis SP to repay $90.0 million of the then outstanding debt with the Royal Bank of Scotland amounting to $109.0 million.

In March 2007, we entered into a memorandum of agreement to acquire one second hand Capesize dry bulk carrier, the Aliki, for the price of $110.0 million. We paid a 10% advance, amounting to $11.0 million, on signing of the agreement with cash on hand. The balance of the purchase price, amounting to $99.0 million, was paid on the delivery of the vessel to us in April 2007 and was partly funded with an $87.0 million loan drawn under our revolving credit facility with the Royal Bank of Scotland.

In April 2007, we completed a public offering of an aggregate of 9,825,500 shares of our common stock at a price of $17.00 per share, resulting in net proceeds to us of $159.3 million.  In the same offering certain of our shareholders sold an additional 2,250,000 shares of our common stock, for which we did not receive any proceeds.  As described below, we used a portion of the net proceeds of this offering to repay outstanding indebtedness and we used the balance to fund a portion of the acquisition costs of the vessels Semirio and Aliki.

In April 2007, we drew down an amount of $22.0 million under our revolving credit facility to fund part of the advances paid for the vessels’ Semirio and Aliki. During the same month, we repaid in full the then outstanding balance under our revolving credit facility with the Royal Bank of Scotland, amounting to $136.6 plus interest and costs, partly with the proceeds of our public offering that was completed in the same month.

In April 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the Boston, for the purchase price of $110.0 million. On signing of the agreement, we paid a 20% advance, amounting to $22.0 million, with available cash on hand and in May 2007 we drew down an amount of $22.0 million under our revolving credit facility to finance the advance. We paid the balance of the purchase price of $88.0 million on the vessel’s delivery to us in November 2007, with the proceeds from our September 2007 public offering, discussed below.

In September 2007, we completed a public offering of an aggregate of 11,500,000 shares of common stock at a price of $25.00 per share, resulting in net proceeds to us of $273.7 million. We used a portion of the net proceeds of this offering to repay the $100.8 million outstanding under our revolving credit facility with the Royal Bank of Scotland, plus interest and costs. We also used a portion of the proceeds of this offering to fund a portion of the purchase price of the Boston.

On October 9, 2007, the Company entered into two Memoranda of Agreement to acquire two secondhand Capesize dry bulk carriers, the Salt Lake City and the Norfolk, for a total consideration of $140.0 million and $135.0 million, respectively. On signing of the agreements, we paid 20% of the respective purchase prices amounting to $28.0 million and $27.0 million, respectively. The balance of the purchase prices was paid on the delivery of the vessels to us in December 2007 and February 2008, respectively. In December 2007, we drew down an amount of $75.0 million under our revolving credit facility with the Royal Bank of Scotland to finance part of the purchase price of the Salt Lake City. In February and March 2008, we drew down an amount of $71.5 million and $27.0 million, respectively, under the same facility to finance part of the purchase price of the Norfolk.

B.	Business overview

During 2007, 2006 and 2005, we had a fleet utilization of 99.3%, 99.9% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $31,272, $22,661 and $27,838, respectively, and we generated revenues of $190.5 million, $116.1 million and $103.1 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 12, 2008.

Vessel	Operating Status	Dwt	Age (1)	Time Charter Expiration Date (2)	Daily Time Charter Hire Rate	Sister Ships (3)
Nirefs	Delivered Jan 2001	75,311	6.9 years	Feb 3, 2010 – Apr 3, 2010	$60,500	A
Alcyon	Delivered Feb 2001	75,247	6.9 years	Nov 21, 2012 – Feb 21, 2013	$34,500	A
Triton	Delivered Mar 2001	75,336	6.8 years	Oct. 17, 2009 – Jan 17, 2010[4]	$24,400	A
Oceanis	Delivered May 2001	75,211	6.6 years	Jul 29, 2009 – Oct 29, 2009	$40,000	A
Dione	Acquired May 2003	75,172	7.0 years	Jan 7, 2009 – Mar 7, 2009	$82,000	A
Danae	Acquired Jul 2003	75,106	7.0 years	Feb 18, 2009 – May 18, 2009	$29,400	A
Protefs	Delivered Aug 2004	73,630	3.3 years	Mar 22, 2008 – Mar 25, 2008	$31,650	B
Calipso	Delivered Feb 2005	73,691	2.9 years	Jan 14, 2009 – Mar 14, 2009	$55,000	B
Clio	Delivered May 2005	73,691	2.6 years	Jan 27, 2009 – Mar 27, 2009	$27,000	B
Thetis	Acquired Nov 2005	73,583	3.4 years	Sep 2, 2008 – Nov 2, 2008	$60,250	B
Erato	Acquired Nov 2005	74,444	3.3 years	Jan 1, 2009 – Mar 1, 2009	$80,300	C
Naias	Acquired Jun 2006	73,546	1.5 years	Aug 24, 2009 – Oct 24, 2009	$34,000	B
Coronis	Delivered Jan 2006	74,381	1.9 years	Jan 18, 2009 – Apr 9, 2009	$27,500	C
Sideris GS	Delivered Nov 2006	174,186	1.1 years	Nov 30, 2008	$43,000	D
				Nov 30, 2009	$39,000
				Oct 15, 2010 – Jan 15, 2011[5]	$36,000
Aliki	Acquired Apr 2007	180,235	2.8 years	May 1, 2009	$52,000	-
				Mar 1, 2011 – Jun 1, 2011[5]	$45,000
Semirio	Delivered Jun 2007	174,261	0.6 years	Jun 15, 2009	$51,000	D
				Apr 30, 2011 – Jul 30, 2011[5]	$31,000
Boston	Delivered Nov 2007	177,828	0.1 years	Sep 28, 2011 – Dec 28, 2011[6]	$52,000	D
Salt Lake City	Acquired Dec 2007	171,810	2.3 years	Aug 28, 2012 – Oct 28, 2012	$55,800	-
Norfolk	Acquired Feb 2008	164,218	-	Jan 12, 2013 – Mar 12, 2013	$74,750	-
Hull H1107[7,8]	Expected 2010	177,000	-	Feb, 28, 2015 – Jun 30, 2015[9]	$48,000	D
Hull H1108[7,8]	Expected 2010	177,000	-	-	-	D

(1)	As of December 31, 2007.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(3)	Each dry bulk carrier is a sister ship of other dry bulk carriers that have the same letter.

(4)
The charterer has the option to employ the vessel for an additional 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

(5)
The charterer has the option to employ the vessel for an additional 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

(6)
The charterer has the option to employ the vessel for an additional 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

(7)	Expected to be delivered in the second quarter of 2010.

(8)
The fixture relates to Hull 1107 or Hull 1108, depending on the date of their delivery to us. The gross rate will be either $50,000 per day for delivery between October 1, 2009 and January 31, 2010 or $48,000 for delivery between February 1, and April 30, 2010.

(9)	Based on the latest possible date of delivery to us from the yard.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., to which we refer as DSS, or our fleet manager. Prior to our acquisition of DSS effective April 1, 2006, DSS was majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSS also included Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors.

In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $15,000 per month for each vessel in our operating fleet.

The following table presents a detail of commissions and management fees incurred during the periods indicated.

	Year Ended December 31,
	2007	2006	2005
	(in thousands of U.S. dollars)
Commissions	$3,918	$2,384	$2,061
Management fees	2,859	2,414	1,731

Total	$6,777	$4,798	$3,792

Effective April 1, 2006 these amounts are considered inter-company transactions and therefore eliminated from our consolidated financial statements. The total amount shown for 2005 and $497 of the total amount shown for 2006 were included in voyage expenses. The remaining amount of $1,887 for 2006 and the total amount for 2007 have been eliminated as inter-company transactions.

Our Customers

We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as China National Chartering Corp., Cargill International S.A., Australian Wheat Board (AWB), BHP Billiton and Bocimar N.V. Antwerp. During 2007, three of our charterers accounted for 49% of our revenues; Australian Wheat Board (11%), BHP Billiton (15%) and Cargill (23%).  During 2006, three or our customers accounted for 50% of our revenues; Cargill (20%), Bocimar (15%) and China National (15%). During 2005, four of our customers accounted for 63% of our revenues; Cargill (26%), China National (14%), Navios International Inc. (12%) and Norden A/S (11%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. We also pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters along with the historically high charter hire rates for Panamax and Capesize vessels, currently 15 of our vessels, including one of the vessels under construction that we expect to take delivery of in the second quarter of 2010, are fixed on longer-term time charters ranging in duration from 18 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters relative to developments in the dry bulk shipping industry and may extend the charter hire periods of additional vessels in our fleet to take advantage of these historically high charter hire rates.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Currently, newbuilding statistics from shipping analysts show that approximately 225 million tons dwt of dry bulk vessels over 10,000 tons dwt are on order, representing approximately 57% of the existing fleet.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped over the last five years has been 26 years.  However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2001 and 2007, trade in all dry bulk commodities increased from approximately 2.1 billion tons to 3.0 billion tons, equivalent to a compound average growth rate of 5.2%. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, it is important to bear in mind that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

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

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•
We own a modern, high quality fleet of dry bulk carriers.  We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•
Our fleet includes four groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

•
We have an experienced management team.  Our management team consists of experienced executives who have on average more than 22 years of operating experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 40 years of experience in the shipping industry.

•
Internal management of vessel operations.  We conduct all of the commercial and technical management of our vessels in-house through DSS. We believe having in-house commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels.

•
We benefit from strong relationships with members of the shipping and financial industries.  We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

•
We have a strong balance sheet and a relatively low level of indebtedness.  We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our credit facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes, including funding operations and making dividend payments.

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

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2006, each of our vessels was ISM code-certified.

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

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Current United States Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes the OPA limitation on liability of $600 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. We expect the United States Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

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

Other Environmental Initiatives

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus approximately $913 for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability is limited to approximately $129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct.  Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in class” by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

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

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit 8.1.

D.	Property, plants and equipment

We do not own any real property. We lease property through our management company under finance and operating leases. Our interests in the vessels in our fleet are our only material properties.

Item 4A.  Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

A.  Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term and long-term time charters. Currently, 14 of our vessels are currently employed on longer-term time charters ranging in duration from 18 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
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

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
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

•
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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2007	2006	2005
Ownership days	5,813	4,897	3,510
Available days	5,813	4,856	3,471
Operating days	5,771	4,849	3,460
Fleet utilization	99.3%	99.9%	99.7%
Time charter equivalent (TCE) rate	$31,272	$22,661	$27,838

Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in dry-dock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. Revenues have also increased during last year due to increasing hire rates. At the same time, we have maintained relatively high vessel utilization rates.

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

As is common in the shipping industry, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is being eliminated from our consolidated financial statements since April 1, 2006 (after DSS was acquired) and therefore, since that date they do not constitute part of our voyage expenses.

The following table presents a breakdown of the commissions incurred during the periods indicated.

	Year Ended December 31,
	2007	2006	2005
	(in thousands of U.S. dollars)
Commissions to unaffiliated and in-house ship brokers	8,913	5,364	4,731
Commissions to fleet manager	-	497	2,061

Total	8,913	5,861	6,792

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to the growth of our fleet and charter hire rates.

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

Management Fees

We pay our fleet manager a fixed management fee of $15,000 per month for each vessel in our operating fleet in exchange for providing us with technical and commercial management services in connection with the employment of our fleet, in addition to a 2% commission on revenues. Effective April 1, 2006, management fees have been eliminated from our consolidated financial statements as intercompany transactions.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, travelling, promotional and other expenses of the public company. General and administrative expenses may increase as a result of the enlargement of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel specific debt of our subsidiaries.  As of December 31, 2007 and 2006, we had $75.0 million and $114.6 million of indebtedness outstanding under our revolving credit facility, respectively. We incurred additional indebtedness of $98.5 million in February and March 2008 under the same facility. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility and interest expense relating to our financing lease. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness in excess of approximately $150.0 million from time to time with the net proceeds of future equity issuances. As of December 31, 2007 and 2006, we had $24.1 million of indebtedness outstanding under our facility with Fortis bank. Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.

Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

We have entered into agreements to purchase vessels with time charters assumed for the Thetis, the Salt Lake City and the Norfolk. Up to December 31, 2007, we had evaluated the charters of the Thetis and the Salt Lake City and recognized an asset in the case of the Thetis with a corresponding decrease of the vessel’s value and a liability in the case of the Salt Lake City, with a corresponding increase of the vessel’s value. The asset recognized for the Thetis was fully amortized to revenue in 2007. The liability recognized for the Salt Lake City will be fully amortized in 2012 (when the charter contract expires).

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our dry bulk vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and stockholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

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

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

Prepaid/Deferred Charter Revenue:

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel’s carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized dry-docking costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. Furthermore, in the period a long lived asset meets the “held for sale” criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset’s carrying amount to fair value less cost to sell. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $74.4 million, or 64%, to $190.5 million for 2007, compared to $116.1 million for 2006. The increase is attributable to an increase in the size of the fleet resulting in a 19% increase in operating days, and a 38% increase in average charter rates as a result of the favorable shipping rates in 2007 compared to the same period of 2006. The increase in operating days during 2007 resulted from the enlargement of our fleet following our acquisition of the Aliki in April, the Semirio in June, the Boston in November and the Salt Lake City in December 2007 and was partly offset with days lost due to the sale of the Pantelis SP in July, 2007. In 2007 we had total operating days of 5,771 and fleet utilization of 99.3%, compared to 4,849 total operating days and a fleet utilization of 99.9%, in 2006.

Voyage Expenses.    Voyage expenses increased by $2.6 million, or 43%, to $8.7 million in 2007 compared to $6.1 million in 2006. This increase in voyage expenses is attributable to the increase in commissions and was partly offset by the 2% elimination in commissions charged by our management company, after its acquisition by us on April 1, 2006. Commissions paid to our fleet manager during 2007 and 2006 amounted to $0 and $0.5 million (due to their elimination upon acquisition of our fleet manager), respectively, and commissions to unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $8.9 million and $5.4 million, respectively. The increase in commissions was primarily the result of the increase in the amount of charter hire revenue we reported in 2007.

Vessel Operating Expenses.    Vessel operating expenses increased by $6.8 million, or 30%, to $29.3 million in 2007 compared to $22.5 million in 2006. The increase in operating expenses is attributable to the 19% increase in ownership days resulting from the delivery of the new Capesize vessels to our fleet having higher daily operating expenses than the Panamax vessels as well as increased crew costs, insurances, repairs, taxes and other. Daily operating expenses were $5,046 in 2007 compared to $4,592 in 2006, representing an increase of 10%.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $7.7 million, or 46%, to $24.4 million for 2007, compared to $16.7 million for 2006. This increase is the result of the increase in the number of vessels in our fleet and was partly offset by decreased depreciation expenses for the vessel Pantelis SP.

General and Administrative expenses.    General and Administrative Expenses for 2007 increased by $5.4 million or 86% to $11.7 million compared to $6.3 million in 2006. The increase is mainly attributable to increases in salaries, a bonus of $1.7 million to officers and employees, expenses for contemplated due diligence issues related to a potential merger and acquisition transaction in 2007, the exchange rate of USD to the Euro and finally to the first quarter expenses of the fleet manager that did not exist in 2006.

Gain on Vessel Sale. In February 2007, we entered into a memorandum of agreement to sell the Pantelis SP. The vessel was delivered to her new owners in July 2007 and resulted in a gain of $21.5 million, which is reflected in the 2007 statement of income.

Interest and Finance Costs.    Interest and finance costs increased by $2.5 million or 64%, to $6.4 million compared to $3.9 million in 2006. The increase is attributable to interest expenses relating to long-term debt outstanding. Interest costs in 2007 amounted to $5.5 million compared to $3.1 million for the same period in 2006, which resulted from increased long-term debt outstanding during the year, increased average interest rates and increased interest relating to leased property.

Interest Income. Interest income increased by $1.7 million or 170%, to $2.7 million compared to $1.0 million in 2006. The increase is attributable to increased cash provided by our operating activities and proceeds resulting from our secondary public offerings, which were temporarily invested in bank deposits until being used to finance new vessel acquisitions.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $13.0 million, or 13%, to $116.1 million for the year ended December 31, 2006, compared to $103.1 million for the same period in 2005. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2006 resulted primarily from the enlargement of our fleet following our acquisition of the Coronis, the Naias and the Sideris GS in January, August and November 2006, respectively and the full operation in 2006 of Pantelis SP, the Calipso, the Clio, the Erato and the Thetis, all acquired in 2005. In 2006, we had total operating days of 4,849 and fleet utilization of 99.9%, compared to 3,460 total operating days and a fleet utilization of 99.7% in 2005.

Voyage Expenses.    Voyage expenses decreased by $0.4 million, or 6%, to $6.1 million for the year ended December 31, 2006, compared to $6.5 million for the same period in 2005. This decrease is attributable to the elimination of the 2% commission paid to the management company effective April 1, 2006. This decrease was partly offset with increases in commissions due to increased revenues. Commissions paid during 2006 and 2005 to our fleet manager amounted to $2.4 million (of which $1.9 million was eliminated upon acquisition of our fleet manager) and $2.1 million, respectively, and commissions paid to the unaffiliated ship brokers and in house ship brokers associated with charterers amounted to $5.4 million and $4.7 million, respectively. The increase in commissions was primarily the result of the increase in the amount of revenue we reported due to increased operating days in 2006.

Vessel Operating Expenses.    Vessel operating expenses increased by $7.5 million, or 50%, to $22.5 million for the year ended December 31, 2006, compared to $15.0 million for the same period in 2005. This increase was primarily the result of the increased number of ownership days during 2006, resulting from the enlargement of our fleet. Daily vessel operating expenses increased by 8% to $4,592 for 2006, compared to $4,261 for 2005. This increase was mainly attributable to increased crew costs, stores, spares and repairs.

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

Interest and Finance Costs.    Interest and finance costs increased by $1.2 million, or 44%, to $3.9 million for the year ended December 31, 2006, compared to $2.7 million for the same period in 2005. Interest and finance costs increased due to increased interest costs which as of December 31, 2006, amounted to $3.1 million compared to $1.4 million for the same period in 2005, which resulted from increased long-term debt outstanding during the year, increased average interest rates and interest relating to leased property that did not exist in 2005.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.           Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $0.6 million at December 31, 2007 compared to $11.4 million as at December 31, 2006.

We anticipate that internally generated cash flow and borrowings under our credit facilities will be sufficient to fund the operations of our fleet, including our working capital requirements. Currently, we have $126.5 million available under our revolving credit facility with the Royal Bank of Scotland to finance future vessel acquisitions, of which $50.0 million can be used for working capital purposes, and $36.1 million available under our facility with Fortis Bank to finance the construction of our Hull 1107 and Hull 1108.

It is our current policy to fund our future acquisition related capital requirements initially through borrowings under our credit facilities and to repay those borrowings in excess of $150 million from time to time with the net proceeds of equity issuances. We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels, and will allow us to distribute substantially all of our available cash from operations as dividends to our stockholders as contemplated by our dividend policy. We do not intend to obtain funds from other sources to pay dividends. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Cash Flow

Cash and cash equivalents increased to $16.7 million as of December 31, 2007, compared to $14.5 million as of December 31, 2006.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. Dollars.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $66.6 million, or 81%, to $149.0 million in 2007 compared to $82.4 million million in 2006. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year and the increased charter rates, which resulted in an increase in our revenues. For 2006, net cash provided by operating activities increased by $13.1 million, or 19%, to $82.4 million compared to $69.3 million in 2005. The increase was primarily the result of the increase in operating days in 2006 compared to 2005.

Net Cash Used In Investing Activities

Net cash used in investing activities was $409.1 million for 2007, which consists of the advance and additional costs paid for the acquisition of the Norfolk, amounting to $27.0 million and $1.8 million of construction costs we paid for Hull 1107 and Hull 1108; $459.0 million paid for the delivery installment of the Semirio and for the acquisition of Aliki, the Boston and the Salt Lake City; $78.9 million of net proceeds from the sale of the Pantelis SP and $0.2 million paid for other assets.

Net cash used in investing activities was $193.1 million for 2006, mainly consisting of the first predelivery advance we paid for our vessels under construction, Hull 1107 and Hull 1108, amounting to $24.1 million plus additional construction costs and $168.7 million paid for the delivery installment of the Coronis and the acquisition of the Naias and the Sideris GS.

Net cash used in investing activities amounted to $169.2 million for 2005, consisting of the final installments that we paid in connection with our acquisitions of the Calipso, the Clio and the Pantelis SP, the acquisitions of the Erato and the Thetis and the 10% advance we paid for the Coronis.

Net Cash Provided By / Used In Financing Activities

Net cash provided by financing activities in 2007 amounted to $262.3 million and consists of $287.8 million of proceeds drawn under our revolving credit facility for the acquisition of the Semirio ($92.0 million), the Aliki ($87.0 million), the Boston ($22.0 million) and the Salt Lake City ($86.8 million); $327.4 million of indebtedness that we repaid under our revolving credit facility with the Royal Bank of Scotland and $0.1 million of financing fees relating to the 364 day loan facility with the Royal Bank of Scotland. Net cash provided by financing activities also consists of $433.1 million of net proceeds from our public offerings in April and September 2007, and $131.1 million of dividends paid to stockholders.

Net cash provided by financing activities was $104.0 million for 2006, mainly consisting of $197.2 million of proceeds drawn under our revolving credit and loan facilities for the acquisition of the Coronis ($38.5 million), the fleet manager or DSS ($20.0 million), the Naias ($39.6 million), the Sideris GS ($75.0 million) and Hulls 1107 and 1108 ($24.1 million). From the above loan proceeds an amount of $71.4 million was repaid with the net proceeds of our additional public offering in June 2006, amounting to $71.7 million. Also, an amount of $19.7 million was the net cash consideration paid for the acquisition of DSS, the fleet manager, which represents the consideration of $20.0 paid, net of $0.3 million of cash acquired in the transaction. In addition, $73.6 million was paid as dividends in 2006.

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

Credit Facilities

In February 2005, we entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc., which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million, which is available to us in connection with vessel acquisitions or the acquisitions of vessel owning, chartering or operating subsidiaries upon our full utilization of the existing $300.0 million revolving credit facility. Because our strategy involves limiting the amount of debt that we have outstanding, we intend to draw funds under our $300.0 million credit facility to fund acquisitions and, as necessary, to fund our working capital needs and to repay outstanding debt from time to time with the net proceeds of future equity issuances.

The $300.0 million revolving credit facility has a term of ten years from May 24, 2006, which we refer to as the availability date, and we are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied and that borrowings do not exceed 75% of the aggregate value of the vessels. The facility limit will be $300.0 million for a period of six years from the availability date, at which time the facility limit will be reduced to $285.0 million. Thereafter, the facility limit will be reduced by $15.0 million semi-annually over a period of four years with a final reduction of $165.0 million together with the last semi-annual reduction. The terms of the $200.0 million credit facility were similar to the terms of the $300.0 million facility. However, we were permitted to draw down our $200.0 million standby credit facility only upon the full utilization, and subject to the same conditions to drawdown, of the $300.0 million facility at any time through March 6, 2008, as amended.

The credit facility has commitment fees of 0.25% per annum on the amount of the undrawn balance of the facility, payable quarterly in arrears. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR. During 2007 and 2006, the weighted average interest rate relating to the amounts drawn under the credit facility were 6.17% and 5.99%, respectively.

In November 2006, we entered into a loan agreement with Fortis Bank for a secured term loan of $60.2 million and a guarantee facility of up to $36.5 million, which we intend to use to finance the pre-delivery installments of the two newbuilding Capesize dry bulk carriers that we expect to take delivery of during the second quarter of 2010. Under this loan agreement, principal payments are scheduled upon completion of certain stages of the construction of the vessels, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010.

The loan bears interest at LIBOR plus a margin ranging from 0.65% to 0.85% and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. The interest and finance costs on this facility during the construction period are capitalized and included in the construction cost of the vessels.

Our obligations under our credit facilities are secured by, or will be secured upon drawdown, by a first priority mortgage on one or more of the vessels in our fleet, currently on eleven vessels, and such other vessels that we may from time to time include with the approval of our lender, and a first assignment of all freights, earnings, insurances and requisition compensation. We may grant additional security from time to time in the future.

Our ability to borrow amounts under the credit facilities is subject to the execution of customary documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. To the extent that the vessels in our fleet that secure our obligations under the credit facilities are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit facilities contain financial and other covenants requiring us, among other things, to ensure that:

•
the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 120% of the aggregate principal amount of debt outstanding under the credit facility and the notional or actual cost of terminating any relating hedging arrangements;

•	our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets;

•	we maintain $0.40 million of liquid funds per vessel.

For the purposes of the credit facilities, our “total assets” are defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements, except that the value of any vessels in our fleet that secure our obligations under the credit facility will be measured by their fair market value rather than their carrying value on our consolidated balance sheet.

The credit facilities also contains general covenants that require us to maintain adequate insurance coverage and to obtain the lender's consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months or enter into a new line of business. In addition, the credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our credit facilities do not prohibit us from paying dividends as long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant. When we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period may be reduced by any interest or principal payments that we are required to make.

As of December 31, 2007, we had $75.0 million principal balance outstanding under our $300.0 million revolving credit facility, which was used to fund a portion of the purchase price of the Salt Lake City. In February and March 2008, we drew down an additional amount of $71.5 million and $27.0 million, respectively, under our revolving credit facility to fund part of the acquisition cost of the Norfolk. As of December 31, 2007, we had a $24.1 million principal balance outstanding under our $60.2 million loan facility.

As of December 31, 2007, 2006 and 2005 and as of the date of this annual report, we did not use and have not used, any financial instruments for hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We have entered into agreements to assume the shipbuilding contracts for two 177,000 Capesize dry bulk carriers, which we expect to take delivery of in the second quarter of 2010. We financed the 20% first predelivery installments of the two vessels under construction, amounting to $12.04 million each, with funds under our loan facility with Fortis and expect to finance the second, third and fourth predelivery installments of $6.0 million each, with funds under the same facility. In October 2007, we entered into a memorandum of agreement of acquire the secondhand Capesize dry bulk carrier, Norfolk, for the purchase price of $135.0 million. We financed the 20% advance, paid in October 2007, of $27.0 million with cash on hand and the balance of the purchase price, paid in February 2008, with $98.5 million of funds drawn under our revolving credit facility.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

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

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. According to analysts, between 2001 and 2007, trade in all dry bulk commodities increased from approximately 2.1 billion tons to 3.0 billion tons, equivalent to a compound average growth rate of 5.2%.

The increasingly active grain market, with Asia again the largest contributor to growth, should be incremental for transportation distances as shipments are being sourced from origins such as the Black Sea, the U.S. Gulf and Argentina. One of the primary reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years.  The driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China. Rates declined somewhat in 2006, but in 2007 have risen again to record highs on the strength of continued high demand for dry bulk shipping capacity. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand.

It is expected that increases in cargo demand will continue in 2008, and this is likely to be broadly matched by increases in tonnage supply. Factors affecting the supply and demand balance such as the ton-mile effect and congestion will continue having a generally beneficial effect on this balance. Given the imbalance in iron ore flows, it is more likely than not that the second half of 2008 will be stronger than the first half. Risks on the downside include the down side risks of the whole commodity cycle, the growing bottlenecks in cargo generation and over investment in ships and shipbuilding capacity.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Currently, newbuilding statistics from shipping analysts, show that approximately 225 million tons dwt of dry bulk vessels over 10,000 tons dwt are on order, representing approximately 57% of the existing fleet.  These vessels are scheduled for delivery over the next four-and-a-half years.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped over the last five years has been 26 years.  However, due to recent strength in the dry bulk shipping industry, the current average age at which dry bulk vessels are being scrapped has increased.

E.          Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.          Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S.$, and their maturity dates as of December 31, 2007:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. dollars)
Shipbuilding contracts (1)	$-	96,320	-	-	$96,320
Long term debt (2)	-	24,080	-	75,000	99,080
Financing lease obligations (3)	233		-	-	233
Operating lease obligations (4)	168		-	-	168

(1)
We have entered into agreements to assume the shipbuilding contracts for the construction of two Capesize dry bulk carriers for the purchase price of $60.2 million each. We have paid the first predelivery installment of $12.04 million for each vessel, or 20% of the contract price. We financed the first predelivery installment with proceeds under our loan facility with Fortis, mentioned in note (2) below. The remaining installments amounting to $48.2 million for each vessel will be paid as certain stages of construction are completed, pursuant to the respective shipbuilding contracts.

(2)
As of December 31, 2007, we had an aggregate principal of $99.1 million of indebtedness outstanding under our loan facilities. This indebtedness was incurred in connection with our acquisition of the Salt Lake City and in connection with the first predelivery installments of Hull 1107 and Hull 1108, mentioned in note (1) above and does not include projected interest payments which are based on LIBOR plus a margin. In February and March 2008, we incurred additional debt of $71.5 million and $27.0 million of principal balance under our revolving credit facility in order to finance part of the purchase price of the Norfolk.

(3)
Since our acquisition of our fleet manager, effective April 1, 2006, we pay rent to Universal Shipping and Real Estates Inc., a related party company controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to a lease agreement signed between DSS and Universal Shipping and Real Estates Inc. in January 2006, and amended in December 2006. This finance lease has a term of three years and minimum estimated lease payments until expiration of the agreement in 2008, using the exchange rate at December 31, 2007 of U.S.$ 1.494 to €1.00 are estimated to be around $0.2 million. See also item 7B. “Related Party Transactions”.

(4)
We pay rent to Altair Travel Agency Ltd. and Diana Shipping Agencies S.A., both related companies controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to lease agreements signed between the two companies and DSS in January and December 2006, respectively. Both agreements expire in December 2008, and minimum estimated lease payment amounts, using the exchange rate at December 31, 2007 of U.S.$ 1.494 to €1.00, are estimated to be around $19,000 and $148,580, respectively. See also item 7B. “Related Party Transactions”.

We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements, we were provided with free lubricants provided that the specific supplier remains our exclusive supplier for a specified period. Please see the notes to the consolidated financial statements as of December 31, 2007.

In October 2007, we entered into an agreement to acquire a secondhand Capesize dry bulk carrier for $135.0 million, which was delivered to us in February 2008. We paid a 20% advance of $27.0 million on signing of the agreement and the balance of the purchase price of $108.0 million on its delivery to us in February 2008, partly with funds drawn under our revolving credit facility with the Royal Bank of Scotland mentioned above under “Credit Facilities”.

G.          Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Item 6.  Directors, Senior Management and Employees

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

Name	Age	Position
Simeon Palios	66	Class I Director, Chief Executive Officer and Chairman
Anastassis Margaronis	52	Class I Director and President
Ioannis Zafirakis	36	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	37	Chief Financial Officer and Treasurer
Maria Dede	35	Chief Accounting Officer
William (Bill) Lawes	64	Class II Director
Konstantinos Psaltis	69	Class II Director
Boris Nachamkin	74	Class III Director
Apostolos Kontoyannis	59	Class III Director

The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2010 and the term of our Class III directors expires in 2008.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 40 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelors degree in Marine Engineering from Durham University.

Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 27 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelors degree in Economics from the University of Warwick and a master’s degree from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelors degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group, Lavipharm SA, with U.S. R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining an MSc in Economics and a Masters degree in Management Sciences specialized in Finance. In 1995, he also obtained an MBA from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

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

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he serves as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor’s degree in Business Administration from Tubingen University in Germany.

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

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as since March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. He is an independent member of the Board of Directors of Excel Maritime Carriers Ltd. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

B.    Compensation

The aggregate compensation to members of our senior management for 2007, 2006 and for the period from March 17, 2005 (the date our initial public offering was completed) to December 31, 2005, was $1.9 million, $1.9 million and $1.6 million, respectively. We have not paid senior management compensation for any years prior to 2005. Those members of our senior management during 2004 were employed and paid compensation by our fleet manager from the management fees that we paid to it. We estimated that the fair market value of the aggregate compensation for the period from January 1, 2005 to March 17, 2005 (the date our initial public offering was completed) that we would have paid to members of our senior management, had we been a public company would have been $0.3 million, had such services been charged to us at fair value by our fleet manager during those periods. We did not pay any benefits in 2007, 2006 and 2005. In February 2008, our senior management received a cash bonus of $0.9 million, relating to 2007 performance, and restricted stock certificates of an aggregate of 65,100 shares of common stock. The restricted stock will vest ratably over three years. We do not have a retirement plan for our officers or directors.

Non-employee directors receive annual fees in the amount of $40,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $20,000 and $10,000, respectively, plus reimbursement of their out-of-pocket expenses. For 2007, 2006 and 2005 fees to non-executive directors amounted to $220,000, $220,000 and $173,500, respectively. In February 2008, non-employee directors received restricted stock certificates of an aggregate of 10,400 shares of common stock. The restricted stock will vest ratably over three years. We do not have a retirement plan for our officers or directors.

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

We have established an Executive Committee comprised of the three executive directors, Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis. The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Corporation.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.  The maximum coverage under this insurance is currently U.S.$45 million per incident and in the aggregate per policy year.

D.          Crewing and Shore Employees

Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis, and Mr. Ioannis Zafirakis became executive officers and employees of Diana Shipping Inc. effective March 17, 2005. From February 21, 2005 to September 1, 2005, Mr. Monastiriotis, while employed by our fleet manager, served as our acting Chief Accounting Officer. On September 1, 2005, Mrs. Maria Dede became our Chief Accounting Officer and provides her services to us pursuant to her employment with our fleet manager. Effective March 8, 2006, Mr. Andreas Michalopoulos became our Chief Financial Officer and Mr. Koutsomitopoulos who served as our Chief Financial Officer until then, became our Vice President and Head of Corporate Development until April 30, 2007.

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

Although we had no shoreside employees in 2005 and until April 1, 2006 when our fleet manager became our wholly owned subsidiary, our fleet manager has informed us of the number of persons employed by it that were dedicated to managing our fleet. The following table presents the average number of shoreside personnel and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	Year Ended December 31,
	2007	2006	2005
Shoreside	39	36	30
Seafaring	389	329	263

Total	428	365	293

E.          Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Stockholders and Related Party Transactions”.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, which entitles employees, officers and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our Board of Directors will be able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from the adoption of the Plan by the Board of Directors. As of December 31, 2007, no awards were granted under the plan. However, in February 2008, our Board of Directors granted 75,500 shares of restricted common stock to our senior management and non-executive directors. These shares will be vested over a period of three years by 1/3 per annum. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

Item 7.   Major Stockholders and Related Party Transactions

A.         Major Stockholders

The following table sets forth current information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	14,312,040	19.22%

	All officers and directors as a group (2)	14,365,040	19.29%

(1)
Currently, Mr. Simeon Palios beneficially owns 25,500 restricted common shares granted through the Company’s Equity Incentive Plan on February 26, 2007 and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. In March 2005, when we became public, Mr. Simeon Palios beneficially owned 51.8% of our outstanding stock. Following several secondary offerings as of December 31, 2005, 2006, 2007 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 46.04%, 39.06%, 19.21% and 19.22%, respectively, of our common stock.

(2)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our common stock.: Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect stockholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A..  Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, owns shares of our common stock of less than 1%, each.

Since we became public, Zoe S. Company Ltd., a wholly-owned subsidiary of Maas Capital Investments, which in turn is a wholly-owned subsidiary of Fortis Bank (Nederland) N.V., beneficially owned 12.63% of our common stock.  Following secondary offerings Zoe S. Company Ltd., owned as of December 31, 2005, 2006 and 2007, 11.22%, 9.52% and 4.68%, respectively, of our common stock. As of September 2007 and the date of this annual report, Zoe S. Company Ltd. owns less than 5% of our issued and outstanding common stock.

B.           Related Party Transactions

Universal Shipping and Real Estates Inc.

Following our acquisition of DSS, we pay rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Pursuant to the lease agreement signed between DSS and Universal and amended in December 2006, in 2007 and 2006, we paid rent amounting to about $205,000 and $227,000, respectively. The duration of the agreement is three years. The part of the rent paid in 2006 and all of the rent paid in 2007 was classified as interest expense of a financing lease. For 2008, when the rent agreement expires, we expect to pay about $233,000 of rent expense to Universal, which will be classified as interest expense.

Diana Shipping Agencies S.A. Management Agreements

Diana Shipping Agencies S.A., or DSA, is an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer. In December 2006, we entered into a lease agreement with DSA to lease office space. The duration of the lease is for 25 months. Until December 31, 2006, we paid one monthly rent amounting to $11,000 and in 2007 we paid rent amounting to about $138,000. Rent increases annually by the rate of 3% above inflation and in 2008, the year that the agreement expires, we expect to pay approximately $149,000 in rent expense.

Commercial Banking, Financial Advisory and Investment Banking Services

Fortis Bank (Nederland) N.V., which prior to September 2007 owned more than 5% of our issued and outstanding shares, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005. In November 2006, we entered into a loan facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451 for the purpose of financing and guaranteeing the payment of part of the construction cost of our two Capesize dry bulk carriers we have under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd, in China and we expect to take delivery of in 2010.

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

Consultancy Agreements

We have consulting agreements with companies owed by Mr. Palios, Mr. Margaronis, Mr. Zafirakis, Mr. Michalopoulos (as of March 1, 2006), and until March 31, 2006 with Mr. Koutsomitopoulos, respectively. In 2007, 2006 and 2005, we paid to these companies $1.6 million, $1.6 million and $1.4 million, respectively, for services provided by their owners and performed outside of Greece.

Travel Services

Altair Travel Agency S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2007, 2006 and 2005 amounted to $1.2 million, $0.9 million and $0.7 million, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Following our acquisition of DSS, we also pay rent to Altair for the lease of parking space, which for 2007 and 2006 amounted to about $17,000 and $13,000. The duration of the agreement is three years and rent is increased annually at the rate of 3% above inflation. In 2008, when the agreement expires, we expect to pay to Altair approximately $19,000 of rent expense.

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

In times when we have in excess of $150.0 million of debt outstanding, excluding construction pre-delivery financing, we intend to calculate our dividends per share as if any debt, excluding construction pre-delivery financing, in excess of $150.0 million were financed entirely with equity such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the related period, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). Depending on the circumstances, we may or may not be required to use sources other than our available cash from operations to fund such dividends. From time to time we may use the net proceeds from equity offerings to temporarily reduce our outstanding debt, excluding construction pre-delivery financing, to less than $150.0 million pending the application of such proceeds to vessel acquisitions or other uses. As of December 31, 2007, we had total debt outstanding of $99.1 million of principal balance, including $24.1 million of construction pre-delivery financing.

We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate United States stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation was recently introduced in the United States Congress, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as “qualified dividend income.” Please see the section of this annual report entitled “Taxation” under item 10.E for additional information relating to the tax treatment of our dividend payments.

The dry bulk shipping industry is highly volatile and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends in any amounts will actually be declared. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine we require the establishment of reserves. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Since our initial public offering in March 2005, we have declared and paid dividends of $2.19 per share, $1.56 per share and $1.485 per share, representing our cash available from operations for 2007, 2006 and 2005, respectively.

B.           Significant Changes

There have been no significant changes since the date of the annual financial statements included in this annual report.

Item 9.     Listing Details

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol “DSX”. The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on March 17, 2005, as reported by the New York Stock Exchange:

	2008		2007		2006		2005
Period	High	Low	High	Low	High	Low	High	Low
Annual	-	-	$44.82	$15.79	$13.55	$11.19	$17.50	$12.14

1st quarter	-	-	$20.31	$15.79	$13.55	$11.19
2nd quarter	-	-	23.00	17.95	12.53	9.85
3rd quarter	-	-	29.24	21.62	13.95	10.23
4th quarter	-	-	44.82	25.05	15.83	13.24

September		-	$28.62	$25.05
October			44.82	29.68
November			42.92	27.94
December			34.65	28.18
January	$30.85	$21.12
February	31.10	25.99

Item 10.     Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation and bylaws have been filed as exhibit 3.1 and 3.2 to our Registration Statement on form F-1 filed with the Securities and Exchange Commission on March 1, 2005 with file number 333-123052 and our amended and restated bylaws have been filed as exhibit 1.2 to our form 6-K filed with the Securities and Exchange Commission on December 4, 2007 with file number 001-32458.  The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section “Description of Capital Stock” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 74,450,500.

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

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

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

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

In the year ended December 31, 2007, approximately4.6%, of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 2.3% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2007. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.2 million for the year ended December 31, 2007.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar year taxpayers like ourselves and our subsidiaries, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

(1)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or  the “country of organization requirement”; and

(2)	It can satisfy any one of the following two (2) stock ownership requirements:

▪
more than 50% of its stock, in terms of value, is beneficially owned by qualified stockholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

▪	its stock or that of its 100% parent is “primarily and regularly” traded on an established securities market located in the United States, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, the Company’s country of organization since February 2005, and Panama, the country of incorporation of each of the Company’s subsidiaries that earned shipping income during 2007, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the country of organization requirement.

For the 2007 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company’s common stock, which is the sole class of issued and outstanding stock, was “primarily traded” on the New York Stock Exchange during 2007.

Under the final regulations, the Company’s common stock will be considered to be “regularly traded” on the New York Stock Exchange if its common stock is listed on the New York Stock Exchange and in addition, its common stock is traded on the New York Stock Exchange, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of common stock so traded during the taxable year is at least 10% of the average number of shares of common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Stockholders, who each own 5% or more of the value of stock, or the “5 Percent Override Rule.”

For more than half the days of the tax year 2007, 19.21% of the Company’s common stock was owned by 5% Stockholders.  Therefore, the Company is not subject to the 5 Percent Override Rule for 2007.  However, there is no assurance that the Company will continue to qualify for exemption under Section 883.  For example, the Company could be subject to the 5% Override Rule if another 5% Stockholder in combination with the Company’s existing 5% Stockholders were to own 50% or more of the Company’s stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares owned by the 5% Stockholders, sufficient shares are owned by qualified shareholders to preclude non-qualified shareholders from owning 50 percent or more of the Company’s stock for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the publicly traded test for 2007 and intends to take this position on its 2007 United States income tax returns.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2007, the Company would be subject to U.S. federal income tax of approximately $0.2 million under Section 887 in the absence of an exemption under Section 883.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not Applicable.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our revolving credit facility. At December 31, 2007, we had $98.8 million of indebtedness outstanding of which $74.7 under our revolving credit facility with the Royal Bank of Scotland and $24.1 under our loan facility with Fortis. Interest costs incurred under our revolving credit facility are included in our statement of income and interest costs incurred under our loan facility are included in vessel cost.

In 2007, the weighted average interest rate for both of our facilities was 6.23% and the respective interest rates ranged from 5.46% to 6.54%, including margins. An average increase of 1% in the interest rates of 2007 would have resulted in interest costs of $7.7 million instead of $6.6 million, an increase of 17%.

The weighted average interest rate relating to our revolving credit facility with The Royal Bank of Scotland was 6.17% and the respective interest rates ranged from 5.72% to 6.54%, including margins. An average increase of 1% in the interest rates of 2007 would have resulted in interest expenses of $6.3 million, instead of $5.5 million, an increase of 15%.

The weighted average interest rate relating to our facility with Fortis was 5.91% and the respective interest rates ranged from 5.46% to 6.15% including margins. An average increase of 1% in the interest rates of 2007 would have resulted in interest costs $1.7 million instead of $1.4 million, an increase of 21%.

Currently, we have $24.1 million of indebtedness outstanding relating to Hull 1107 and Hull 1108 under our facility with Fortis and $173.5 million of principal balance outstanding under our credit facility with the Royal Bank of Scotland.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. However, we intend to limit the amount of indebtedness that we have outstanding at any time up to $150.0 million, through equity offerings on terms acceptable to us. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

b)  Management’s annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company’s internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

d)  Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Statement of Significant Differences

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

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that both the members of our Audit Committee, Mr. William Lawes and Mr. Apostolos Kontoyannis, qualify as “Audit Committee financial experts” and they are both considered to be “independent” according to the SEC rules.

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com, under “Corporate Governance” and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458.  Copies of our Code of Ethics are available in print upon request to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.  Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows:

	2007	2006
	Stated in Euro

Audit fees	589,050	429,450
Audit-related fees	197,000	-
Tax fees	-	-
All other fees	-	1,180

Total	786,050	430,630

Audit fees in 2007 relate to audit services provided in connection with our public offerings (Euro 149,100), SAS 100 reviews (Euro 105,000), the audit of our consolidated financial statements and the audit of internal control (Euro 334,950). Audit related fees related to financial due diligence services provided in connection with potential business acquisitions.

Audit fees in 2006 relate to audit services provided in connection with our public offerings (Euro 135,450), SAS 100 reviews (Euro 94,500), the audit of our consolidated financial statements (Euro 199,500). Other fees paid to Ernst and Young (Hellas) amounting to Euro 1,180 relate to an annual subscription to a website database providing global accounting and auditing information.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas), Certified Auditors Accountants S.A., were pre-approved by the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

 Our Audit Committee consists of two independent members of our Board of Directors. Our Audit Committee conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the New York Stock Exchange.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

           PART III

Item 17.    Financial Statements

See Item 18.

Item 18.   Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.   Exhibits

(a)   Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
1.2	Amended and Restated By-laws of the Company (7)
2.1	Form of Share Certificate (1)
4.1	Form of Stockholders Rights Agreement (2)
4.2	Form of Registration Rights Agreement (2)
4.3	Form of 2005 Stock Incentive Plan (2)
4.4	Form of Technical Manager Purchase Option Agreement (2)
4.5	Form of Management Agreement (1)
4.6	Loan Agreement with Royal Bank of Scotland (2)
4.7	Amendment to the Loan Agreement with the Royal Bank of Scotland
January 2007 supplement (3)
4.8	Loan Agreement with Fortis Bank (4)
4.9	First Amendment to Technical Manager Purchase Option Agreement (5)
4.10	Supplemental Loan Agreement with Royal Bank of Scotland dated May 24, 2006
8.1	Subsidiaries of the Company
11.1	Code of Ethics (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement (File No. 123052) on March 15, 2005.
(2)	Filed as an Exhibit to the Company’s Registration Statement (File No. 123052) on March 1, 2005.
(3)	Filed as an Exhibit VI to the Form 6-K filed on March 19, 2007.
(4)	Filed as an Exhibit to Form 6-K filed on December 13, 2006.
(5)	Filed as an exhibit to the Company amended annual report filed on Form 20-F on April 14, 2006.
(6)	Filed as an Exhibit to the Company’s 2004 Annual Report on Form 20-F (File No. 001-32458) on June 29, 2005.
(7)	Filed as an Exhibit to Form 6-K filed on December 4, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Dated:   March 13, 2008

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DIANA SHIPPING INC.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
March 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Diana Shipping Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company’s annual report on Form 20-F for the year ended December 31, 2007. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
March 13, 2008

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,726	$14,511
Accounts receivable, trade	1,822	1,000
Inventories (Note 4)	2,102	1,279
Prepaid insurance and other	864	450
Prepaid charter revenue (Note 5)	-	1,822
Total current assets	21,514	19,062

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 6)	53,104	24,347
Vessels (Note 7)	924,838	504,493
Accumulated depreciation (Note 7)	(57,206)	(40,054)
Vessels' net book value	867,632	464,439
Property and equipment, net	956	897
Total fixed assets	921,692	489,683

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 8)	1,136	1,930
Total assets	$944,342	$510,675

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	3,718	2,868
Due to related companies (Note 3)	161	154
Accrued liabilities (Note 9)	4,159	2,202
Deferred revenue, current portion (Notes 2 and 10)	12,122	2,341
Other current liabilities (Note 12)	804	71
Total current liabilities	20,964	7,636

LONG-TERM DEBT(Note 9)	98,819	138,239

DEFERRED REVENUE, non-current portion (Notes 2 and 10)	23,965	146

OTHER NON-CURRENT LIABILITIES (Note 11)	1,120	1,551

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 74,375,000 and 53,050,000 issued and outstanding at December 31, 2007 and 2006, respectively. (Note 13)	744	531
Additional paid-in capital	801,349	368,477
Other comprehensive income (Notes 2 and 11)	110	-
Accumulated deficit	(2,729)	(5,905)
Total stockholders' equity	799,474	363,103
Total liabilities and stockholders' equity	$944,342	$510,675
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2007	2006	2005
REVENUES:
Voyage and time charter revenues	$190,480	$116,101	$103,104

EXPENSES:
Voyage expenses (Notes 2 and 14)	8,697	6,059	6,480
Vessel operating expenses (Notes 2 and 14)	29,332	22,489	14,955
Depreciation and amortization of deferred charges (Notes 7 and 8)	24,443	16,709	9,943
Management fees	-	573	1,731
Executive management services and rent (Note 13)	-	76	455
General and administrative expenses	11,718	6,331	2,871
Gain on vessel sale (Note 7)	(21,504)	-	-
Foreign currency losses/(gains)	(144)	(52)	(30)
Operating income	137,938	63,916	66,699

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 9 and 15)	(6,394)	(3,886)	(2,731)
Interest income	2,676	1,033	1,022

Total other income (expenses), net	(3,718)	(2,853)	(1,709)

Net income	$134,220	$61,063	$64,990

Preferential Deemed Dividend (Notes 1.5 and 13)	$-	$(20,267)	$-

Net income available to common stockholders	$134,220	$40,796	$64,990

Earnings per common share, basic and diluted	$2.11	$0.82	$1.72

Weighted average number of common shares, basic and diluted	63,748,973	49,528,904	37,765,753

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in thousands of U.S. Dollars – except for share and per share data)

			Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Appropriation of retained earnings	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Total

BALANCE, December 31, 2004		27,625,000	$276	$39,489	$-	$-	$19,287	$59,052
- Net income	64,990	-	-	-	-	-	64,990	64,990
- Contribution to additional-paid in capital		-	-	455	-	-	-	455
- Issuance of common stock		17,375,000	174	256,887	-	-	-	257,061
- Appropriation of retained earnings		-	-	-	15,850	-	(15,850)	-
- Removal of restrictions on appropriated retained earnings		-	-	-	(15,850)	-	15,850	-
- Dividends declared and paid ($ 0.51 per share)		-	-	-	-	-	(14,000)	(14,000)
- Dividends declared and paid ($ 0.08 per share)		-	-	-	-	-	(3,200)	(3,200)
- Dividends declared and paid ($ 0.54 per share)		-	-	-	-	-	(21,600)	(21,600)
- Dividends declared and paid ($ 0.465 per share)		-	-	-	-	-	(18,600)	(18,600)
Comprehensive income	$64,990
BALANCE, December 31, 2005		45,000,000	$450	$296,831	$-	$-	$26,877	$324,158
- Net income	61,063	-	-	-	-		61,063	61,063
- Contribution to additional-paid in capital		-	-	76	-	-	-	76
- Issuance of common stock		8,050,000	81	71,570	-	-	-	71,651
- Dividends declared and paid ($ 0.40 per share)		-	-	-	-	-	(18,000)	(18,000)
- Dividends declared and paid ($ 0.345 per share)		-	-	-	-	-	(15,525)	(15,525)
- Dividends declared and paid ($ 0.355 per share)		-	-	-	-	-	(18,833)	(18,833)
- Dividends declared and paid ($ 0.40 per share)		-	-	-	-	-	(21,220)	(21,220)
- Preferrential deemed dividend		-	-	-	-	-	(20,267)	(20,267)
Comprehensive income	$61,063
BALANCE, December 31, 2006		53,050,000	$531	$368,477	$-	$-	$(5,905)	$363,103
- Net income	134,220	-	-	-	-	-	134,220	134,220
- Issuance of common stock		21,325,000	213	432,872	-	-	-	433,085
- Dividends declared and paid ($ 0.46 per share)		-	-	-	-	-	(24,403)	(24,403)
- Dividends declared and paid ($ 0.50 per share)		-	-	-	-	-	(31,437)	(31,437)
- Dividends declared and paid ($ 0.51 per share)		-	-	-	-	-	(32,066)	(32,066)
- Dividends declared and paid ($ 0.58 per share)		-	-	-	-	-	(43,138)	(43,138)
- Actuarial gains	110	-	-	-	-	110	-	110
Comprehensive income	$134,330
BALANCE, December 31, 2007		74,375,000	$744	$801,349	$-	$110	$(2,729)	799,474

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	2007	2006	2005
Cash Flows from Operating Activities:
Net income	$134,220	$61,063	$64,990
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	24,443	16,709	9,943
Gain on vessel sale	(21,504)	-	-
Executive management services and rent	-	76	455
Amortization and write off of financing costs	111	128	590
Amortization of free lubricants benefit	(87)	(71)	(99)
Actuarial gains	110	-	-
(Increase) Decrease in:
Receivables	(822)	7	(879)
Inventories	(823)	(407)	(355)
Prepayments and other	(314)	(164)	91
Prepaid charter revenue	1,822	3,322	(5,144)
Increase (Decrease) in:
Accounts payable	850	988	865
Due to related companies	7	50	(147)
Accrued liabilities	1,957	(421)	739
Deferred revenue	8,600	1,235	(764)
Other liabilities	389	988	-
Dry dockings	-	(1,133)	(1,029)
Net Cash provided by Operating Activities	148,959	82,370	69,256
Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	(28,757)	(24,347)	(4,221)
Vessel acquisitions	(458,989)	(168,749)	(165,020)
Proceeds from sale of vessel	78,857	-	-
Other Assets	(196)	-	-
Net Cash used in Investing Activities	(409,085)	(193,096)	(169,241)
Cash Flows from Financing Activities:
Proceeds from long-term debt	287,750	197,180	150,925
Proceeds from public offering, net of related issuance costs	433,085	71,651	257,061
Decrease in restricted cash	-	-	789
Financing costs	(100)	(100)	(1,200)
Payments of long-term debt	(327,350)	(71,425)	(230,718)
Preferential deemed dividend	-	(19,721)	-
Cash dividends	(131,044)	(73,578)	(57,400)
Net Cash provided by Financing Activities	262,341	104,007	119,457
Net increase (decrease) in cash and cash equivalents	2,215	(6,719)	19,472
Cash and cash equivalents at beginning of year	14,511	21,230	1,758
Cash and cash equivalents at end of year	$16,726	$14,511	$21,230
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$5,733	$2,062	$1,572
Non-cash financing activities:
Executive management services and rent	$-	$76	$455
Fair value of charter assumed in connection with vessel acquisition	(25,000)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In March 2005, December 2005, June 2006, April 2007 and September 2007, the Company completed its initial and four secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651, $159,342 and $273,743, respectively.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1	Shipowning companies incorporated in the Republic of Panama:

(a)	Skyvan Shipping Company S.A. (“Skyvan”), owner of the Bahamas flag 75,311 dwt bulk carrier vessel “Nirefs”, which was built and delivered in January 2001.

(b)	Buenos Aires Compania Armadora S.A. (“Buenos”), owner of the Bahamas flag 75,247 dwt bulk carrier vessel “Alcyon”, which was built and delivered in February 2001.

(c)	Husky Trading, S.A. (“Husky”), owner of the Bahamas flag 75,336 dwt bulk carrier vessel “Triton”, which was built and delivered in March 2001.

(d)	Panama Compania Armadora S.A. (“Panama”), owner of the Bahamas flag 75,211 dwt bulk carrier vessel “Oceanis”, which was built and delivered in May 2001.

(e)	Eaton Marine S.A. (“Eaton”), owner of the Greek flag 75,106 dwt bulk carrier vessel “Danae” (built in 2001), which was acquired in July 2003.

(f)	Chorrera Compania Armadora S.A. (“Chorrera”), owner of the Greek flag 75,172 dwt bulk carrier vessel “Dione” (built in 2001), which was acquired in May 2003.

(g)	Cypres Enterprises Corp. (“Cypres”), owner of the Bahamas flag 73,630 dwt bulk carrier vessel “Protefs” (Hull No. H2301), which was built and delivered in August 2004.

(h)	Darien Compania Armadora S.A. (“Darien”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Calipso” (Hull No. H2303), which was built and delivered in February 2005.

(i)
Cerada International S.A (“Cerada”), owner of the Bahamas flag 169,883 dwt bulk carrier vessel “Pantelis SP” (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007 and was delivered to her new owners in July 2007 (Note 7).

(j)	Texford Maritime S.A. (“Texford”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Clio” (Hull No. H2304), which was built and delivered in May 2005.

(k)	Urbina Bay Trading, S.A. (“Urbina”), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

(l)	Changame Compania Armadora S.A. (“Changame”), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

(m)	Vesta Commercial, S.A. (“Vesta”), owner of the Bahamas flag 74,381 dwt bulk carrier vessel “Coronis” (Hull No. H1307A), which was built and delivered in January 2006.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.2.	Subsidiaries incorporated in the Republic of the Marshall Islands:

(a)	Ailuk Shipping Company Inc. (“Ailuk”), owner of the Marshall Islands’ flag 73,546 dwt dry bulk carrier vessel “Naias” (built in 2006), which was delivered in August 2006.

(b)
Bikini Shipping Company Inc. (“Bikini”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 6).

(c)
Eniwetok Shipping Company Inc. (“Eniwetok”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 6).

(d)	Jaluit Shipping Company Inc. (“Jaluit”), owner of the Marshall Islands’ flag 174,186 dwt dry bulk carrier vessel “Sideris GS”, which was built and delivered in November 2006.

(e)	Kili Shipping Company Inc. (“Kili”), owner of the Marshall Islands’ flag 174,261 dwt bulk carrier vessel “Semirio”, which was built and delivered in June 2007 (Note 7).

(f)	Knox Shipping Company Inc. (“Knox”), owner of the Marshal Islands flag 180,235 dwt bulk carrier vessel “Aliki” (built 2005), which was delivered in April 2007 (Note 7).

(g)	Lib Shipping Company Inc. (“Lib”), owner of the Marshal Islands flag 177,828 dwt bulk carrier vessel “Boston”, which was built and delivered in November 2007 (Note 7).

(h)	Majuro Shipping Company Inc. (“Majuro”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2007, Majuro did not have any operations.

(i)	Taka Shipping Company Inc. (“Taka”), was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2007, Taka did not have any operations.

1.3.	Subsidiaries incorporated in the United States of America:

(a)	Bulk Carriers (USA) LLC (“Bulk Carriers”), was established in September 2006, in the State of Delaware, USA, to act as the Company’s authorized representative in the United States.

1.4.	Subsidiaries incorporated in the Republic of Cyprus:

(a)	Marfort Navigation Company Limited (“Marfort”), owner of the Cyprus flag 171,810 dwt bulk carrier vessel “Salt Lake City” (built 2005), which was delivered in December 2007 (Note 7).

(b)
Silver Chandra Shipping Company Limited (“Silver”), entered into a Memorandum of agreement for the purchase of the 164,218 dwt bulk carrier vessel “Norfolk”, expected to be delivered on or about February 6, 2008 (Note 6).

1.5.   Diana Shipping Services S.A. (the “Manager” or “DSS”). DSS was acquired in April 2006 and provides the Company and the vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees and commissions charged by DSS, effective April 1, 2006, are eliminated from the consolidated financial statements as intercompany transactions. During 2006 (from January 1 until April 1, when the company was acquired) and 2005, management fees amounted to $573 and $1,731, respectively and are separately reflected in the accompanying consolidated statements of income. During 2006 (from January 1 until April 1, when the company was acquired) and 2005 commissions charged by DSS amounted to $497 and $2,061, respectively and are included in Voyage expenses in the accompanying consolidated statements of income (Note 14).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

During 2007, 2006 and 2005, seven charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

Charterer	2007	2006	2005
A	23%	20%	26%
B	-	-	12%
C	-	15%	14%
D	-	-	11%
E	-	15%	-
F	15%	-	-
G	11%	-	-

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

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

(c)
Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company had no such transactions which affected comprehensive income in 2006 and 2005 and, accordingly, comprehensive income was equal to net income. In 2007, Other comprehensive income increased with gains of $110 that resulted from the actuarial valuation of the employees’ retirement and staff leaving indemnities (Notes 2(s) and 11).

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2007 and 2006.

(g)	Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

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

(i)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. No impairment loss was recorded in 2007, 2006 and 2005. Furthermore, in the period a long lived asset meets the “held for sale” criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset’s carrying amount to fair value less cost to sell. For the years ended December 31, 2007, 2006 and 2005, no such adjustments were identified.

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(n)
Property and equipment.  The Company leases from a related party property consisting of office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback was accounted for by the financing method and the property remains in the Company’s consolidated financial statements and is being depreciated on a straight-line basis over its remaining useful life. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment, computer software and hardware and vehicles. The useful life of the office furniture, equipment and vehicles is 5 years and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(o)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(p)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. The related amounts for 2007, 2006 and 2005 were not material. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)
Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for 2007 and for the period from April 1, 2006 (acquisition date of the management company) to December 31, 2006 amounted to $526 and $273, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(s)
Employees’ retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognized in the balance sheet the estimated benefit obligation for the past service of DSS’s employees, which amounted to $736. At December 31, 2007 and 2006 the projected benefit obligation amounted to $954 and $850, respectively (Note 11). This is an unfunded plan and is being accounted for under SFAS 158.

(t)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during 2007, 2006 and 2005.

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

(v)
Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the “Interpretation”), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(w)
Fair Value Measurements: In September 2006 the FASB issued FASB Statement No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(x)
Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans: In September 2006 the FASB issued FASB Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 requires the employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation – in its statement of financial position. (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

(y)
Reporting Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(z)
Share Based Payment: According to Statement 123R “Share Based Payment” a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

(a)
Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for 2007, 2006 and 2005 amounted to $1,109, $923 and $716, respectively, and are included in Vessels, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006, for a period of three years, without renewal, and for the monthly rent of Euro 935 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for 2007 and 2006 amounted to $17 and $13, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2007 and 2006 an amount of $105 and $99, respectively, was payable to Altair and is included in Due to related companies in the accompanying consolidated balance sheets. Minimum lease payments to Altair, until expiration of the lease term, are estimated to $19.

(b)
Universal Shipping and Real Estates Inc. (“Universal”): Universal is a company controlled by the Company’s CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent increases annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease is accounted for by the financing method. Rent expense for 2007 and 2006 amounted to $205 and $227, respectively of which $205 and $128, respectively, is included in Interest and finance costs and the remainder of 2006 is included in General and administrative expenses in the accompanying 2006 consolidated statement of income. No amounts were payable to or receivable from Universal as at December 31, 2007 and 2006. Minimum lease payments to Universal until expiration of the lease term are estimated to $233.

(c)
Diana Shipping Agencies S.A. (“DSA”): DSA is a company controlled by the Company’s CEO and Chairman. In December 2006, DSS entered into a lease agreement with DSA for the lease of office space for a monthly rent of Euro 8,000 plus stamp duty, for a period of 25 months. Rent increases annually at a rate of 3% above inflation. Rent expense for 2007 and 2006 amounted to $138 and $11 and is included in General and administrative expenses in the accompanying consolidated statements of income. No amounts were payable to or receivable from DSA as at December 31, 2007 and 2006. Minimum lease payments to DSA until expiration of the lease term are estimated to $149.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2006

Lubricants	1,855	1,077
Victualling	247	202
Total	2,102	1,279

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

5.	Prepaid Charter Revenue

The amounts shown in the accompanying 2006 consolidated balance sheet reflects an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expired on October 2, 2007, was at the rate of $25 per day, gross of commissions. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel’s purchase price. As of December 31, 2007 and 2006 the unamortized balance of the asset amounted to $0 and $1,822, respectively and is reflected in Prepaid charter revenue in the accompanying consolidated balance sheets. The amortization for 2007, 2006 and 2005 amounted to $1,822, $3,322 and $299, respectively, and is included as a reduction of voyage and time charter revenues in the accompanying consolidated statements of income.

6.	Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2007	2006

Pre-delivery installments	24,080	24,080
Advances for vessel acquisitions	27,000	-
Capitalized interest and finance costs	1,999	257
Other related costs	25	10

Total	53,104	24,347

The movement of the account, during December 31, 2007 and 2006, was as follows:

	2007	2006

Beginning balance	24,347	4,221
- Advances for vessels under construction and other vessel costs	1,753	24,347
- Advances for vessel acquisitions and other vessel costs (Note 7)	108,593	22,509
- Transferred to vessel cost (Note 7)	(81,589)	(26,730)
Ending balance	53,104	24,347

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers with Hull No. H1107 and H1108 for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the “Builders”) and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10% each, and a final predelivery installment of 50%. The Company also pays additional construction costs and interest and finance charges (Note 9) relating to the amounts drawn under the facility the Company has entered into to partly finance the vessels’ construction. As at December 31, 2007 and 2006, the Company had paid one predelivery installment for each vessel amounting to $12,040 each or 20% of the vessels’ contract price and $2,020 and $267 of additional construction costs, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

On October 9, 2007, the Company, through the newly established wholly owned subsidiary Silver Chandra Shipping Company Limited (“Silver”) entered into a Memorandum of Agreement with an unrelated third party to acquire the 164,218 dwt Capesize dry bulk carrier “Thalassini Kyra” to be renamed to “Norfolk” (built 2002) for a total consideration of $135,000. As part of the Memorandum of Agreement the Company agreed to assume a charter party contract, effective upon delivery of the vessel to the Company through a tripartite novation agreement of the contract between the sellers, the charterers and the buyers, providing for a charter period of 59 to 61 months at a daily rate of $74.75. On signing of the agreements, the Company made an advance payment, representing the 20% of the vessel’s purchase price, amounting to $27 million and as of December 31, 2007 has incurred additional acquisition costs amounting to $4. The Company took delivery of the Norfolk on February 11, 2008 (Note 18(c)).

7.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	331,523	(24,218)	307,305
- Transfers from advances for vessels under construction and acquisitions and other vessel costs	26,730	-	26, 730
- Vessel acquisitions	146,240	-	146,240
- Depreciation	-	(15,836)	(15,836)
Balance, December 31, 2006	504,493	(40,054)	464,439
- Vessel disposals	(63,644)	6,291	(57,353)
- Transfer from advances for vessels under construction and acquisition and other vessel costs	81,589	-	81,589
- Vessels acquisitions and other vessels’ costs	402,400	-	402,400
- Depreciation for the year	-	(23,443)	(23,443)
Balance, December 31, 2007	924,838	(57,206)	867,632

In February 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a newly built Capesize dry bulk carrier, the 175,000 dwt “Semirio”, for a total consideration of $98,000. The vessel was delivered in June 2007. On signing of the agreement, the Company paid 20% of the purchase price, or $19,600 and the balance of the purchase price was paid on the vessel’s delivery to the Company. The Company incurred additional acquisition costs amounting to $186.

In February 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to sell the vessel Pantelis SP, for a total consideration of $81,000 less a 2.5% commission. Upon signing of the agreement, the new owners paid 10% of the purchase price in an escrow account until the vessel’s delivery to them, when the advance together with the balance of the sale price was released to the Company. The vessel was delivered to its new owners in July 2007 together with its existent time charter. At the date on which the Memorandum of Agreement was signed, the Company classified the vessel as “held for sale”. The vessel’s total net book value at that date amounted to $57,353. The gain from the vessel’s sale amounted to $21,504 and is reflected in Gain on vessel sale in the accompanying 2007 consolidated statement of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

In March 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a secondhand Capesize dry bulk carrier, the 180,235 dwt “Aliki”, for a total consideration of $110,000. On signing of the agreement, the Company paid 10% of the purchase price, or $11,000, and the balance was paid upon delivery of the vessel in April 2007. The Company incurred additional acquisition costs amounting to $74.

On April 17, 2007, the Company entered into a Memorandum of agreement with an unrelated third party company to purchase the 177,828 dwt newbuilding dry bulk carrier, Boston, for the price of $110,000. On signing of the agreement, the Company paid a 20% advance of the purchase price amounting to $22,000 and the balance was paid upon delivery of the vessel in November 2007. The Company incurred additional acquisition costs amounting to $263.

On October 9, 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to purchase the 171,810 dwt (2005 built) Capesize dry bulk carrier, Salt Lake City, for a total consideration of $140,000. On signing of the agreement, the Company paid 20% of the purchase price amounting to $28,000 and the balance was paid on the vessel’s delivery to the Company in December 2007. As part of the Memorandum of Agreement the Company agreed to assume a charter party contract through a tripartite novation agreement between the sellers, the charterers and the buyers, providing for a charter period of 59 to 61 months at a daily rate of $55.8. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized a liability of $25,000 representing the excess of the fair value of the charter contract assumed at current market rates and the net present value of future contractual cash flows, up to the vessel’s fair market value on a charter free basis, with a corresponding increase in the vessel’s cost. The $25,000 liability is included in current and non-current deferred revenue in the accompanying consolidated 2007 balance sheet (Note 10). The Company incurred additional acquisition costs amounting to $466.

Eleven of the Company’s vessels, having a total carrying value of $225,868 as of December 31, 2007, have been provided as collateral to secure the revolving credit facility discussed in Note 9. As of December 31, 2007, all vessels were operating under time charters, the last of which expires in November 2012.

8.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Drydock Costs	Total
Balance, December 31, 2005	1,116	888	2,004
- Additions	100	1,133	1,233
- Amortization	(128)	(804)	(932)
- Financing costs presented as a contra to debt	(375)	-	(375)
Balance, December 31, 2006	713	1,217	1,930
- Amortization	(110)	(864)	(974)
- Financing costs previously presented as a contra to debt	180	-	180
Balance, December 31, 2007	783	353	1,136

Financing costs represent fees paid to the lenders relating to the $300 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland and amended in May 2006. Financing costs presented as a contra to debt relate to the unamortized portion of financing fees which was reclassified as a result of the reduction in the balance of the debt outstanding under the revolving facility at year-end.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of drydock costs is included in Depreciation and amortization of deferred charges in the accompanying consolidated statements of income.

9.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2007	2006
Revolving credit facility	75,000	114,600
Secured term loan facility	24,080	24,080
Less related deferred financing costs	(261)	(441)
Total	98,819	138,239

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.5) and for working capital.  On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million and over the remaining period of four years will be reducing in semiannual amounts of $15 million with a final reduction of $165 million together with the last semi-annual reduction.

In January 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland, for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Company under the facility agreement an additional 364 day standby facility of up to $200,000 upon full utilization of the Facility. An amount of $100 was paid on signing of the agreement. The facility will bear interest at LIBOR plus margin and would be terminated the date falling 364 days after the availability date (January 30, 2007), but this termination day was extended until March 6, 2008 (Note 18(b)).

In March 2007, the Company drew down an amount of $22,000 under its revolving credit facility to partly fund the advance payments initially made by the Company from its own funds in connection with the purchase of the vessels Semirio and Aliki, discussed in note 7.

In April 5, 2007, the Company repaid the then outstanding balance under its revolving credit facility amounting to $136,600 plus interest with part of the proceeds from its public offering completed in the same month (Note 13e(e)).

In April, May and June 2007, the Company drew down additional amounts to fund part of the purchase price of the Aliki ($87,000), the Boston ($22,000) and the Semirio ($70,000), respectively, of which an amount of $90,000 was repaid in July 2007 with the proceeds from the sale of the vessel Pantelis SP (Note 7) and cash on hand.

In August 2007, the Company drew down an amount of $11,750 under its revolving credit facility to partly fund the advance payments initially made by the Company from its own funds in connection with the purchase of the vessels Norfolk and Salt Lake City.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

On September 28, 2007 the Company repaid the then outstanding balance under its revolving credit facility, amounting to $100,750. Long term debt at December 31, 2007, includes the amount of $75,000 that was drawn down under the revolving credit facility on December 7, 2007 to partly fund the balance of the purchase price of the Salt Lake City.

The credit facility is secured by a first priority or preferred ship mortgage on all vessels in the fleet excluding the Coronis, the Naias, the Sideris GS, the Aliki, the Semirio, the Boston and Salt Lake City, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

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

On July 17, 2007, the Royal Bank of Scotland provided the Company with a supplemental letter to the Loan Agreement dated 18 February 2005, as amended on 24 May 2006, according to which the two parties agreed to delete the requirement the major shareholders to maintain ownership of more than 20% of the Company’s common stock, but to continue to be involved as officers of the management company until the bank consents to the removal of this requirement.

The Company pays commitment fees on the undrawn portion of the facility, which for the years 2007, 2006 and 2005 amounted to $548, $648 and $604, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income (Note 15). The weighted average interest rate of the revolving credit facility as at December 31, 2007 and 2006 was 6.17% and 5.99%, respectively.

Secured term loan facility: In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 6). The loan facility is available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default.

As at December 31, 2007 and 2006 the Company had $24,080 of debt outstanding under the facility agreement relating to the first installment for the construction of the two Capesize dry bulk carriers (Note 6). During 2007 and 2006, the Company paid guarantee commission amounting to $240 and $64 and is included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Total interest incurred on long-term debt for 2007, 2006 and 2005 amounted to $6,635, $2,989 and $1,503, respectively. Of the above amounts, $1,440, $133 and $122, respectively, were capitalized and included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets (Note 6). Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income.

10.	Deferred Revenue, current and non-current:

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2007 and 2006 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the Salt Lake City (Note 7) with a charter party assumed at a value below its fair market value at the date of delivery of the vessel.

	2007	2006

Hires collected in advance	7,004	2,341
Charter revenue resulting from varying charter rates	4,377	146
Unamortized balance of charter assumed	24,706	-
Total	36,087	2,487
Less current portion	(12,122)	(2,341)
Non-current portion	23,965	146

As of December 31, 2007 and 2006, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $7,004 and $2,341, respectively and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In November 2006, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Sideris GS for a period of four years at varying rates for each year. In February and March 2007, the Company entered into two similar long term time charter agreements with unrelated third party companies to charter the Semirio and the Aliki for a period of four years each, at varying rates. The Company accounts for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements and the balance was recorded in deferred revenue. As at December 31, 2007 and 2006 deferred revenue deriving from those agreements amounted to $4,377 and $146 respectively and is included in Deferred revenue, non-current portion in the accompanying consolidated balance sheets.

In December 2007, upon delivery of the Salt Lake City (Note 7), the Company assumed the then existing time charter agreement of the vessel. According to the Company’s policy, the time charter agreement was valued on the date of the vessel’s delivery and resulted in the recognition of a deferred income of $25,000. As of December 31, 2007 the unamortized balance of the liability amounted to $24,706 and is included in Deferred revenue, current portion ($5,118) and non-current portion ($19,588), in the accompanying 2007 consolidated balance sheet. The amortization from the vessel’s delivery up to December 31, 2007 amounted to $294 and is included in voyage and time charter revenues in the accompanying 2007 consolidated statement of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

11.	Other current and non-current liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2006

Projected benefit obligation for employees’ compensation	954	850
Financing obligations	693	586
Other	459	264
Total	2,106	1,700
Less current portion:
Projected benefit obligation for employees’ compensation	(182)	(78)
Financing obligations	(693)	-
Other	(111)	(71)
Long term portion	1,120	1,551

Reconciliation of the projected benefit obligation is as follows:

	2007	2006

Beginning balance	850	736
Service Cost	80	50
Interest Cost	38	24
Benefits paid directly by the Company	(4)	(13)
Additional termination benefits	2	9
Actuarial loss/(gain)	(110)	(36)
Exchange differences	98	80
Balance December 31, 2006	954	850
Less current liabilities	(182)	(78)
Non-current liabilities	772	772

The projected benefit obligation on employees compensation is valued in Euro and its translation in US$ results in exchange differences. At December 31, 2007 and 2006 the year-end exchange rate of US$/Euro that was used was 1.494 and 1.34, respectively. For 2007 and 2006, net periodic benefit cost amounted to $120 and $83, respectively consisting of service cost ($80 and $50, respectively), interest cost ($38 and $24, respectively) and extra payments or expenses incurred due to termination ($2 and $9, respectively). At December 31, 2007 and 2006, the accumulated benefit obligation amounted to $688 and $543, respectively. The actuarial gain of $110 in 2007 is reflected in Other comprehensive income in the 2007 accompanying consolidated balance sheet, while the actuarial gain of $36 in 2006 was recognized in the period and is included in General and administrative expenses in the accompanying 2006 statement of income. The expected benefit payments in each of the next five years and in the aggregate for the five years thereafter are estimated as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

2008	184
2009	–
2010	54
2011	–
2012	267
2013 – 2017	251

For 2007 and 2006, the weighted average discount rate used for the calculations above was 4.80% and 4.10%, respectively and the rate of salaries’ increase was 5.00% and 6.00% respectively.

Net periodic benefit cost for the year 2008 is expected to be $96, consisting of $58 of service cost and $41 of interest cost, offset by the amortization of the Unrecognized Net Gain of $3.

In December 2005, DSS (acquired by the Company in April 2006) (Note 1.5) sold its property consisting of office space, a warehouse and parking spaces to Universal (Note 3(b)) for $515. In January 2006, DSS entered into a lease agreement with Universal to lease back the property sold, as well as additional office space owned by Universal, for a period of three years. The sale and subsequent leaseback of the property has been accounted for by the financing method, due to the existence of continuing involvement. As a result, DSS continues to carry the property sold and leased back as an asset and depreciates it until expiration of the lease agreement. The purchase price was initially recorded in financing obligations and is increased with interest expense, which for 2007 and 2006 amounted to $107 and $71, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Upon expiration of the lease agreement, such finance obligation will be de-recognized from the balance sheet along with the net book value of the property.

Other liabilities reflect the long term portion of the unamortized balance of the benefit the Company obtained from quantities of lubricants that were supplied for free from 2004 until 2007. The Company entered into agreements with an unrelated international supplier, according to which, the Company must be exclusively supplied by the international supplier for a period of three to five years in order to gain such benefit. At December 31, 2007 and 2006 the unamortized balance of these free lubricant benefits amounted to $459 and $264, respectively of which their current portion amounting to $110 and $71 is included in Other current liabilities in the accompanying consolidated balance sheets.

12.	Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

13.	Common Stock and Additional Paid-In Capital:

(a)
Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company’s authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)
Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company, on April 1, 2006. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS.

(c)
Incentive plan: In February 2005, the Company adopted an equity incentive plan (the “Plan”) which entitles the Company’s employees, officers and directors to receive options to acquire the Company’s common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from the adoption of the plan by the Board of Directors. As of December 31, 2007, no awards were granted under the plan. In January 2008, the Company’s Board of Directors resolved to grant an amount of restricted common stock to the Company’s officers and directors (Note 18(a)).

(d)
Sale of common stock from principal stockholders: In January 2007 the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, offering 5,750,000 shares of common stock offered by three selling shareholders at a price of $15.75 per share. The three selling shareholders were Zoe S. Company Ltd., Ironwood Trading Corp. and Corozal Compania Naviera S.A.. Ironwood and Corozal are controlled by the Company’s Chairman and Chief Executive Officer, Mr. Palios. The Company did not receive any proceeds from the sale.

(e)
Secondary public offerings and sale of common stock from principal stockholders: In April 2007, the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, of 12,075,000 shares of common stock of which 2,250,000 were offered by selling shareholders at a price of $17.00 per share. The Company received $159,342 of net proceeds from the total of 9,825,000 shares sold by the Company and did not receive any proceeds from the sale of the 2,250,000 shares offered by selling shareholders. In September 2007 the Company completed a secondary pubic offering in the United States under the United States Securities Act at 1933, as amended of 11,500,000 shares of common stock at a price of $25.00 per share, the net proceeds of which amounted to $273,743.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

14.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2007	2006	2005
Voyage Expenses
Port charges	1	2	17
Bunkers	(251)	70	(341)
Commissions charged by third parties	8,913	5,364	4,731
Commissions charged by a related party (Note 1.5)	-	497	2,061
Miscellaneous	34	126	12
Total	8,697	6,059	6,480
Vessel Operating Expenses
Crew wages and related costs	16,938	12,748	8,690
Insurance	2,963	2,274	1,724
Spares and consumable stores	6,604	5,557	3,157
Repairs and maintenance	2,223	1,490	1,014
Tonnage taxes (Note 16)	207	129	94
Miscellaneous	397	291	276
Total	29,332	22,489	14,955

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2007	2006	2005

Interest expense	5,508	3,055	1,381
Amortization and write-off of financing costs	110	128	590
Commitment fees	548	648	604
Other	228	55	156
Total	6,394	3,886	2,731

Interest expense for 2007 and 2006 includes an amount of $311 and $199, respectively relating to the financing method of accounting of the sale and leaseback transaction between DSS and Universal (Notes 3(b) and 11).

16.	Income Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income (Note  14).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock, (“5 Percent Override Rule”).

During 2005, a majority of the Company’s shares were ultimately owned by the Company’s Chairman and Chief Executive Officer, Mr. Simeon Palios through certain holding companies, the shares of which were in bearer form.  Under a literal reading of the Section 883 regulations, these shares would not be treated as being owned by a “qualified shareholder.”  However, based upon Mr. Palios’s affirmation that he has direct physical possession and control over such bearer shares and has been in such possession and control since the creation of the Company, the Company has taken the position for United States federal income tax reporting purposes that, notwithstanding the language of the Section 883 regulations, Mr. Palios should be treated as a qualified shareholder. However, there is no assurance that the Internal Revenue Service or a court would agree with our position.  If Mr. Palios is not treated as a qualified shareholder, then the Company will not qualify for exemption under Section 883 for the 2005 taxable year and will be subject to a 4% United States federal income tax on its United States source shipping income. The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Regarding the 2007 and 2006 tax years, and following the public offerings of common stock discussed in Note 1 and 13, the Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income will be exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2007, 2006 and 2005, the Company would be subject to U.S. federal income tax of approximately $0.2 million, $0.25 million and $0.2 million, respectively, in the absence of an exemption under Section 883.

17.	Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

18.	Subsequent Events:

(a)
Stock incentive plan: On January 15, 2008 the Company’s Board of Directors approved a policy for Annual Incentive Bonuses of up to approximately 3% of the Company’s annual net profit, consisting of cash bonuses and restricted stock. Pursuant to this policy the Board of Directors granted a cash bonus of about $1.7 million to all employees and executive management of the Company, which is included in the General and administrative expenses in the accompanying 2007 consolidated statement of income. In February 2008, the Board of Directors also granted 75,500 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s 2005 equity incentive plan and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted stock will be vested over a period of 3 years, by one-third each year. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The Company will follow the provisions of FASB Statement 123(R) “Share-Based Payment” for purposes of accounting for such awards and classify such compensation as General and administrative expenses.

(b)
Loan extension: On February 1, 2008 the Standby Facility that was signed between the Company and the Royal Bank of Scotland (Note 9) as a Supplemental agreement to the Loan agreement of February 18, 2005 and its amendment of May 24, 2006, was amended so that the termination date was extended to March 6, 2008, when it expired.

(c)
Loan Drawdown and vessel delivery: On February 11, 2008, the Company took delivery of the Norfolk and in February and March 2008 drew down an amount of $71,500 and $27,000, respectively, under the revolving credit facility with the Royal Bank of Scotland to partly fund the balance of the vessel’s purchase price of $108,000 (Note 6).

(d)
Declaration of dividends: On February 15, 2008, the Company declared dividends amounting to $44,670, or $0.60 per share, payable on or about March 6, 2008 to stockholders of record as of February 29, 2008.

SK 23159 0002 863888