Form 20-F
period 2008-12-31
DIANA SHIPPING INC.
filed 2009-02-27
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

 OR

 ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from              to

Commission file number 001-32458

DIANA SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Diana Shipping Inc.
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Ioannis Zafirakis
Tel:  + 30-210-9470-100, Fax: + 30-210-9470-101
E-mail: izafirakis@dianashippinginc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of
Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, there were 75,062,003 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☒ Yes   ☐ No
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                       ☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.                                                                                                                                    ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                                                       ☐ Yes  ☒ No

FORWARD-LOOKING STATEMENTS

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

Please note in this annual report, “we”, “us”, “our” and “the Company” all refer to Diana Shipping Inc. and its subsidiaries.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

           PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.Offer Statistics and Expected Timetable

Not Applicable.

Item 3.Key Information

A.Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The following data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the Year Ended December 31,

	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except for share and per share data and average daily results)
Income Statement Data:

Voyage and time charter revenues	$337,391	$190,480	$116,101	$103,104	$63,839
Voyage expenses	15,003	8,697	6,059	6,480	4,330
Vessel operating expenses	39,899	29,332	22,489	14,955	9,514
Depreciation and amortization	43,259	24,443	16,709	9,943	5,087
Management fees	-	-	573	1,731	947
Executive management services and rent	-	-	76	455	1,528
General and administrative expenses	13,831	11,718	6,331	2,871	300
Gain on vessel sale	-	(21,504)	-	-	-
Foreign currency losses (gains)	(438)	(144)	(52)	(30)	3

Operating income	225,837	137,938	63,916	66,699	42,130
Interest and finance costs	(5,851)	(6,394)	(3,886)	(2,731)	(2,165)
Interest income	768	2,676	1,033	1,022	136
Insurance settlements for vessel un-repaired damages	945	-	-	-	-
Gain on vessel’s sale	-	-	-	-	19,982

Net income	$221,699	$134,220	$61,063	$64,990	$60,083

Preferential deemed dividend	$-	$-	$(20,267)	$-	$-

Net income available to common stockholders	$221,699	$134,220	$40,796	$64,990	$60,083

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except for share and per share data and average daily results)

Earnings per share basic and diluted	$2.97	$2.11	$0.82	$1.72	$2.17

Weighted average basic shares outstanding	74,375,686	63,748,973	49,528,904	37,765,753	27,625,000
Weighted average diluted shares outstanding	74,558,254	63,748,973	49,528,904	37,765,753	27,625,000

Cash Dividends declared per share	$2.71	$2.05	$1.50	$1.60	$1.85

Balance Sheet Data:
Cash and cash equivalents	$62,033	$16,726	$14,511	$21,230	$1,758
Total current assets	68,554	21,514	19,062	26,597	3,549
Vessels, Net	960,431	867,632	464,439	307,305	116,703
Total assets	1,057,206	944,342	510,675	341,949	155,636
Total current liabilities	20,012	20,964	7,636	4,667	11,344
Deferred revenue, non current portion	22,502	23,965	146	-	-
Long-term debt (including current portion)	238,094	98,819	138,239	12,859	92,246
Total stockholders’ equity	775,476	799,474	363,103	324,158	59,052

Cash Flow Data:
Net cash flow provided by operating activities	$261,151	$148,959	$82,370	$69,256	$47,379
Net cash flow used in investing activities	(108,662)	(409,085)	(193,096)	(169,241)	(11,778)
Net cash flow provided by (used in) financing activities	(107,182)	262,341	104,007	119,457	(41,284)

Fleet Data:
Average number of vessels(1)	18.9	15.9	13.4	9.6	6.3
Number of vessels at end of period	19.0	18.0	15.0	12.0	7.0
Weighted average age of fleet at end of period (in years)	4.3	3.4	3.7	3.8	3.4
Ownership days (2)	6,913	5,813	4,897	3,510	2,319
Available days (3)	6,892	5,813	4,856	3,471	2,319
Operating days (4)	6,862	5,771	4,849	3,460	2,315
Fleet utilization (5)	99.6%	99.3%	99.9%	99.7%	99.8%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$46,777	$31,272	$22,661	$27,838	$25,661
Daily vessel operating expenses (7)	5,772	5,046	4,592	4,261	4,103

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

(5)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Voyage and time charter revenues	$337,391	$190,480	$116,101	$103,104	$63,839
Less: voyage expenses	(15,003)	(8,697)	(6,059)	(6,480)	(4,330)

Time charter equivalent revenues	$322,388	$181,783	$110,042	$96,624	$59,509

Available days	6,892	5,813	4,856	3,471	2,319
Time charter equivalent (TCE) rate	$46,777	$31,272	$22,661	$27,838	$25,661

(7)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition or operating results or the trading price of our common stock.

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers have decreased, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our dry bulk carriers will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken; with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize dry bulk carriers are near historically low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. Now that the market value of our fleet has declined, we may not be able to draw down the full amount of our credit facilities and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

We believe that the market value of the vessels in our fleet is in excess of amounts required under our credit facilities. However, if the market values of our vessels, which are near historically low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

An over-supply of dry bulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 72% of the existing global dry bulk fleet, with deliveries expected during the next 36 months.  An over-supply of dry bulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

World events could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2008, we have total outstanding indebtedness of $238.8 million (of principal balance) under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock on the New York Stock Exchange to decline and could cause the price of our common stock to decline further.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we could pay dividends, if declared.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends that we may pay to our stockholders from quarter to quarter, if declared. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results and cash available for distribution to our stockholders as dividends, it could materially affect our operating results in the future.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nation’s International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we may have available for distribution as dividends to our stockholders, if any such dividends are declared.

Company Specific Risk Factors

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and ability to pay dividends again.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration from 17 months to 62 months and we may in the future employ additional vessels on longer term time charters. Currently, four of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends again.

Our earnings, and the amount of dividends if paid in the future, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 11 to 14 months. However, as part of our business strategy, we have also entered into long-term time charters ranging in duration from 17 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers or container vessels that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We cannot assure you that our board of directors will reinstate dividends in the future, or when such reinstatement might occur.

As a result of market conditions in the international shipping industry and in order to position us to take advantage of market opportunities, our board of directors, beginning with the fourth quarter of 2008, has suspended our common stock dividend. Our dividend policy will be assessed by the board of directors from time to time. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

Our policy, historically, was to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our credit facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that we will reinstate our dividends in the future or when such reinstatement might occur.

We may have difficulty effectively managing our planned growth, which may adversely affect our earnings.

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

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities may impose financial and other restrictions on us.

We entered into a $230 million secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, amended in May 2006 to increase the facility amount to $300.0 million. In January 2007 we entered into a supplemental loan agreement for an additional credit facility with the Royal Bank of Scotland Plc. We have also entered into a loan agreement with Fortis Bank for a secured term loan of $60.2 million, which we intend to use to finance the pre-delivery installments of two newbuilding Capesize dry bulk carriers that we expect to take delivery of during the second quarter of 2010. As of December 31, 2008, we had $238.8 million outstanding under our facilities. We have used and intend to use our facilities in the future to finance future vessel acquisitions and our working capital requirements. Our ability to borrow amounts under the credit facilities is subject to the execution of customary documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, 13 months;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay any dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.

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

If the delivery of either of the two vessels that have not yet been delivered to us is delayed or either of the vessels is delivered with significant defects, our earnings and financial condition could suffer.

We have assumed shipbuilding contracts for two Capesize dry bulk carriers that we expect to be delivered to us during the second quarter of 2010. A delay in the delivery of either of these vessels, or other vessels that we may enter into agreements to acquire in the future, to us or the failure of the contract counterparty to deliver such vessels to us at all could adversely affect our earnings and our financial condition.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our President, Mr. Anastassis Margaronis, our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos and our Executive Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

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

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs not covered by our insurance, would decrease our earnings and cash available for dividends, if declared. We may not have insurance that is sufficient to cover all or any of the costs or losses for damages to our vessels and may have to pay drydocking costs not covered by our insurance.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 13 Panamax dry bulk carriers and six Capesize dry bulk carriers having a combined carrying capacity of 2.0 million dead weight tons (dwt) and a weighted average age of 4.4 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2008, approximately 31% of our revenues derived from two charterers. During 2007, approximately 49% of our revenues derived from three charterers. During 2006, approximately 50% of our revenues derived from three charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected, among other things.

We may have to pay tax on United States source income, which would reduce our earnings.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2008 taxable year and we will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on our United States source income.  For example, at December 31, 2008, our 5% shareholders owned approximately 19.30% of our outstanding stock.  There is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with our existing 5% shareholders, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. For the 2008 taxable year, we estimate that our maximum United States federal income tax liability would be immaterial if we were to be subject to this taxation. Please see the section of this annual report entitled “Taxation” under Item 10E for a more comprehensive discussion of the United States federal income tax consequences.

United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. Please see the section of this annual report entitled “Taxation” under Item 10E for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

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

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

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

Certain existing stockholders will be able to exert considerable control over matters on which our stockholders are entitled to vote.

As of the date of this report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 14,593,210 shares, or approximately 19.35% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. “Major Stockholders.” While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock they are able to influence the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We intend to issue additional shares of our common stock in the future to refinance indebtedness in excess of $150.0 million incurred in connection with the acquisition of vessels, and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2008, 75,062,003 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal stockholders have entered into.

Prior to our initial public offering, we entered into a registration rights agreement with Corozal Compania Naviera S.A., Ironwood Trading Corp. and Zoe S. Company Ltd., certain of our stockholders, pursuant to which we have granted them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by them for resale. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may, subject to any applicable lock-up agreement in effect at such time, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act.

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

Item 4.Information on the Company

A.History and development of the Company

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands.  Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Bulk Carriers (USA) LLC, established in September 2006, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Capital Expenditures and Divestitures

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

In February 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the Semirio that was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, for the price of $98.0 million. We paid a 20% advance, amounting to $19.6 million, on signing of the agreement and the balance of the purchase price of $78.4 million was paid on the delivery of the vessel to us in June 2007. We financed $92.0 million of the purchase price with proceeds from our revolving credit facility with the Royal Bank of Scotland and the remaining balance with cash on hand.

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

In April 2007, we completed a public offering of an aggregate of 9,825,500 shares of our common stock at a price of $17.00 per share, resulting in net proceeds to us of $159.3 million.  In the same offering, certain of our shareholders sold an additional 2,250,000 shares of our common stock, for which we did not receive any proceeds.  As described below, we used a portion of the net proceeds of this offering to repay outstanding indebtedness and we used the balance to fund a portion of the acquisition costs of the vessels Semirio and Aliki.

In April 2007, we drew down an amount of $22.0 million under our revolving credit facility to fund part of the advances paid for the vessels’ Semirio and Aliki. During the same month, we repaid in full the then outstanding balance under our revolving credit facility with the Royal Bank of Scotland, amounting to $136.6 million plus interest and costs, partly with the proceeds of our public offering that was completed in the same month.

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

In October 2007, we entered into a Memorandum of Agreement to acquire one secondhand Capesize dry bulk carrier, the Salt Lake City, for a total consideration of $140.0 million. On signing of the agreement, we paid 20% of the respective purchase price amounting to $28.0 million. The balance of the purchase price was paid on the delivery of the vessel to us in December 2007. In December 2007, we drew down an amount of $75.0 million under our revolving credit facility with the Royal Bank of Scotland to finance part of the purchase price of the Salt Lake City.

In October 2007, we entered into a Memorandum of Agreement to acquire one secondhand Capesize dry bulk carriers, the Norfolk, for a total consideration of $135.0 million. On signing of the agreement, we paid 20% of the purchase price amounting to $27.0 million. The balance of the purchase prices was paid on the delivery of the vessel to us in February 2008.

During 2008, we drew down an aggregate amount of $237.2 million under our revolving $300 million credit facility with the Royal Bank of Scotland and repaid an aggregate amount of $97.5 million. On December 31, 2008 an amount of $214.7 million was outstanding under the revolving credit facility, which was used to fund part of the purchase cost of the Salt Lake City and the Norfolk. As of December 31, 2008 our total indebtedness under both our $300 million credit facility with the Royal Bank of Scotland and our loan agreement with Fortis Bank amounted to $238.8 million.

B.Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our fleet consists of 19 dry bulk carriers, of which 13 are Panamax and six are Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.0 million dwt. We also have assumed shipbuilding contracts for two additional Capesize dry bulk carriers, which are under construction by the China Shipbuilding Trading Company Ltd., and Shanghai Waigaoqiao Shipbuilding Co. Ltd., and are expected to be delivered to us in the second quarter of 2010.

As of December 31, 2008 our fleet consisted of 13 modern Panamax dry bulk carriers and six Capesize dry bulk carriers that had a combined carrying capacity of approximately 2.0 million dwt and a weighted average age of 4.3 years. As of December 31, 2007, our fleet consisted of 13 modern Panamax dry bulk carriers and five Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.8 million dwt and a weighted average age of 3.4 years. As of December 31, 2006, our fleet consisted of 13 modern Panamax dry bulk carriers and two Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.1 million dwt and a weighted average age of 3.7 years.

During 2008, 2007 and 2006, we had a fleet utilization of 99.6%, 99.3% and 99.9%, respectively, our vessels achieved daily time charter equivalent rates of $46,777, $31,272 and $22,661, respectively, and we generated revenues of $337.4 million, $190.5 million and $116.1 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of February 27, 2009.

Vessel	Operating Status	Dwt	Age (1)	Time Charter Expiration Date (2)	Daily Time Charter Hire Rate	Sister Ships (3)
Nirefs	Delivered Jan 2001	75,311	7.9 years	Feb 3, 2010 – Apr 3, 2010	$60,500	A
Alcyon	Delivered Feb 2001	75,247	7.9 years	Nov 21, 2012 – Feb 21, 2013	$34,500	A
Triton	Delivered Mar 2001	75,336	7.8 years	Oct 17, 2009 – Jan 17, 2010 (4)	$24,400	A
Oceanis	Delivered May 2001	75,211	7.6 years	Jul 29, 2009 – Oct 29, 2009	$40,000	A
Dione	Acquired May 2003	75,172	8.0 years	Jun 1, 2010 – Sep 1, 2010	$12,000	A
Danae	Acquired Jul 2003	75,106	8.0 years	Apr 10, 2009 – May 18, 2009	$29,400	A
Protefs	Delivered Aug 2004	73,630	4.3 years	Aug 18, 2011 – Nov 18, 2011	$59,000	B
Calipso	Delivered Feb 2005	73,691	3.9 years	Dec 24, 2009 – Mar 24, 2010	$9,400	B
Clio	Delivered May 2005	73,691	3.6 years	Feb 26, 2009	$6,000	B
				Dec 26, 2009 – Mar 26, 2010	$11,000
Thetis	Acquired Nov 2005	73,583	4.4 years	Dec 12, 2009 – Mar 12, 2010	$10,500	B
Erato	Acquired Nov 2005	74,444	4.3 years	Nov 27, 2009 – Feb 27, 2010	$15,000	C
Naias	Acquired Jun 2006	73,546	2.5 years	Aug 24, 2009 – Oct 24, 2009	$34,000	B
Coronis	Delivered Jan 2006	74,381	2.9 years	Mar 15, 2009 – Apr 9, 2009	$27,500	C
Sideris GS	Delivered Nov 2006	174,186	2.1 years	Nov 30, 2009	$39,000	D
				Oct 15, 2010 – Jan 15, 2011 (5)	$36,000
Aliki	Acquired Apr 2007	180,235	3.8 years	May 1, 2009	$52,000
				Mar 1, 2011 – Jun 1, 2011 (5)	$45,000	-
Semirio	Delivered Jun 2007	174,261	1.6 years	Jun 15, 2009	$51,000
				Apr 30, 2011 – Jul 30, 2011 (5)	$31,000	D
Boston	Delivered Nov 2007	177,828	1.1 years	Sep 28, 2011 – Dec 28, 2011 (6)	$52,000
Salt Lake City	Acquired Dec 2007	171,810	3.3 years	Aug 28, 2012 – Oct 28, 2012	$55,800	D

Vessel	Operating Status	Dwt	Age (1)	Time Charter Expiration Date (2)	Daily Time Charter Hire Rate	Sister Ships (3)
Norfolk	Acquired Feb 2008	164,218	6.3 years	Jan 12, 2013 – Mar 12, 2013	$74,750	-
Hull 1107 (tbn New York) (7)(8)(9)	Expected 2010	177,000	-	Feb 28, 2015 – Jun 30, 2015 (9)	$48,000 (9)	D
Hull 1108 (tbn Los Angeles) (7)	Expected 2010	177,000	-	-	-	D

(1)	As of December 31, 2008.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(3)	Each dry bulk carrier is a sister ship of other dry bulk carriers that have the same letter.

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

(7)	Expected to be delivered in the second quarter of 2010.

(8)	The gross rate will be either $50,000 per day for delivery between October 1, 2009 and January 31, 2010 or $48,000 per day for delivery between February 1, 2010 and April 30, 2010.

(9)	Based on the latest possible date of delivery to us from the yard.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. Prior to our acquisition of DSS effective April 1, 2006, DSS was majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSS also included Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors.

In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $15,000 per month for each vessel in our operating fleet.

As of April 1, 2006 these amounts are considered inter-company transactions and therefore eliminated from our consolidated financial statements. For 2006, commissions included in voyage expenses amounted to $0.5 million and management fees amounted to $0.6 million.

Our Customers

Our customers include national, regional and international companies, such as China National Chartering Corp., Cargill International S.A., Australian Wheat Board (AWB), BHP Billiton and Bocimar N.V. Antwerp. During 2008, two of our charterers accounted for 31% of our revenues; Cargill International S.A., (16%) and BHP Billiton (15%). During 2007, three of our charterers accounted for 49% of our revenues; Australian Wheat Board (11%), BHP Billiton (15%) and Cargill International S.A., (23%).  During 2006, three or our customers accounted for 50% of our revenues; Cargill (20%), Bocimar (15%) and China National (15%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. We also pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters along with the historically high charter hire rates for Panamax and Capesize vessels we had during 2008, we have entered into long-term time charters ranging in duration from 17 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet may be divided into six categories based on a vessel’s carrying capacity. These categories consist of

•
Very Large Ore Carriers (VLOC).  Very large ore carriers have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

•
Capesize.  Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•
Post-Panamax.  Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

•
Panamax.  Panamax vessels have a carrying capacity of 60,000-79,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are “gearless,” and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility, and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.

•
Handymax/Supramax.  Handymax vessels have a carrying capacity of 40,000-59,999 dwt. These vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or “gear,” while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.

•
Handysize.  Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

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

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, the Company believes that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives.

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

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

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

Recent Significant Decline in Dry Bulk Charter Hire Rates

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

Vessel Prices

Drybulk vessel values have declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consistent with these trends, the market value of our drybulk carriers has declined. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

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

•
We have an experienced management team. Our management team consists of experienced executives who have on average more than 23 years of operating experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 41 years of experience in the shipping industry.

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

•
We have a strong balance sheet and a relatively low level of indebtedness. We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our credit facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention.  The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  The IMO adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. Also in October 2008, the United States became a party to the MARPOL Convention by depositing an instrument of ratification with the IMO for the amended Annex VI, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.67 million (4.51 million SDR) plus $934 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $132.81 million (89.77 million SDR).  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.675914 SDR per U.S. dollar on February 24, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007.  The new regulation will apply to various ships delivered on or after August 1, 2010.  It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry.  We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank (e.g. dry bulk) vessel that is over 300 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA and CERCLA.  On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009.  In addition, on September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability for non-tank vessels that would further increase the limits to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years.  The Coast Guard is currently soliciting comments on the proposal.  Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The U.S. Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.  We believe that we are in substantial compliance with all applicable existing state requirements.  In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit’s ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties.

In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

As referenced above, the amended Annex VI to the IMO’s MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the dry bulk shipping industry. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. In addition, in November 2008 the Sixth Circuit affirmed a District Court’s dismissal of challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel’s hull;
•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in class” by Lloyd’s Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax vessels and $150,000 per vessel per incident for Capesize vessels.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

C.Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit 8.1.

D.Property, plants and equipment

We do not own any real property. We lease property through our management company under finance and operating leases. Our interests in the vessels in our fleet are our only material properties.

Item 4A.  Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

A. Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2008	2007	2006
Ownership days	6,913	5,813	4,897
Available days	6,892	5,813	4,856
Operating days	6,862	5,771	4,849
Fleet utilization	99.6%	99.3%	99.9%
Time charter equivalent (TCE) rate	$46,777	$31,272	$22,661

Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. Revenues also increased over the past year due to increased hire rates negotiated on vessels before the drastic decline in market charter rates during the latter five months of 2008. At the same time, we have maintained relatively high vessel utilization rates. We expect our revenues in 2009 to decline as our vessels that were redelivered to us by their charterers in December 2008 and the beginning of 2009 were exposed to the lower charter rates of the spot market and consequently were fixed to new employments at daily time charter rates considerably lower than their previous employments. Currently, four of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels’ overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission has been eliminated from our consolidated financial statements since April 1, 2006 (after DSS was acquired) and therefore, since that date does not constitute part of our voyage expenses.

For 2008, 2007 and 2006 commissions amounted to $15.6 million, $8.9 million and $5.9 million, respectively of which $0.5 million in 2006 related to commissions charged by DSS.

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will decrease due to decreased charter hire rates and revenues.

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

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry and is usually the age that vessels are scrapped. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry and has been a historical average price of the cost of the light-weight ton of vessels being scrapped. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. General and administrative expenses may increase as a result of the enlargement of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt of our subsidiaries.  As of December 31, 2008, 2007 and 2006, we had $214.7 million, $75.0 million and $114.6 million of indebtedness outstanding under our revolving credit facility, respectively. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility and have also incurred interest expense relating to our financing lease, which expired in December 2008. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness in excess of approximately $150.0 million from time to time with the net proceeds of future equity issuances. As of December 31, 2008, 2007 and 2006, we had $24.1 million of indebtedness outstanding under our facility with Fortis bank. Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.

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

We entered into agreements to purchase vessels with time charters assumed for the Thetis, the Salt Lake City and the Norfolk. We evaluated the charters of the Thetis, the Salt Lake City and the Norfolk and recognized an asset in the case of the Thetis with a corresponding decrease of the vessel’s value and a liability in the case of the Salt Lake City, with a corresponding increase of the vessel’s value and the actual cost for the Norfolk. The asset recognized for the Thetis was fully amortized to revenue in 2007. The liability recognized for the Salt Lake City will be fully amortized in 2012 (when the charter contract expires).

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

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter. We have such varying rates pursuant to our time charter agreements for the Sideris GS, the Aliki and the Semirio.

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

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

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

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax and Capesize vessels with dwt over 70,000 and 150,000, respectively) and they cover at least a full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company’s historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Our impairment test exercise is highly sensitive on variances in the time charter rates and fleet effective utilization. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $146.9 million, or 77%, to $337.4 million for 2008, compared to $190.5 million for 2007. The increase is attributable to an increase in the size of the fleet resulting in a 19% increase in operating days, and a 50% increase in average charter rates as a result of the favorable shipping rates in 2008 compared to 2007. The increase in operating days during 2008 resulted from the enlargement of our fleet following our acquisition of the Aliki in April, the Semirio in June, the Boston in November and the Salt Lake City in December 2007 and the Norfolk in February 2008. This increase was partly offset with days lost due to the sale of the Pantelis SP in July, 2007. In 2008 we had total operating days of 6,862 and fleet utilization of 99.6%, compared to 5,771 total operating days and a fleet utilization of 99.3%, in 2007.

Voyage Expenses. Voyage expenses increased by $6.3 million, or 72%, to $15.0 million in 2008 compared to $8.7 million in 2007. This increase in voyage expenses is attributable to the increase in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of voyage and time charter revenues; therefore, their increase is due to the increase in revenues.

Vessel Operating Expenses. Vessel operating expenses increased by $10.6 million, or 36%, to $39.9 million in 2008 compared to $29.3 million in 2007. The increase in operating expenses is attributable to the 19% increase in ownership days resulting from the delivery of the new Capesize vessels to our fleet as well as increased crew costs, insurance and repair costs. Daily operating expenses were $5,772 in 2008 compared to $5,046 in 2007, representing an increase of 14%. Our operating expenses are affected by the Euro/US$ exchange rates, with  US$ exchange rates deteriorating towards Euro; as a large part of them (around 50%) and mainly crew expenses, which represent around 60% of our operating costs, is paid in Euros. Furthermore, insurance costs increased in 2008 due to supplementary calls charged by our P&I Club and increased Hull and Machinery premiums for the insurance coverage of our fleet, which were in line with the increased fleet market values for the most part of 2008.  Repair costs have also increased compared to the previous year due to the insurance deductibles for hull and machinery claims for two of our vessels and also due to the additional repair costs incurred as a result of the drydock surveys for another two of our vessels in our fleet.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $18.9 million, or 77%, to $43.3 million for 2008, compared to $24.4 million for 2007. This increase is the result of the increase in the number of vessels in our fleet and was partly offset by decreased depreciation expenses for the vessel Pantelis SP.

General and Administrative Expenses. General and Administrative Expenses for 2008 increased by $2.1 million or 18% to $13.8 million compared to $11.7 million in 2007. The increase is mainly attributable to increases in salaries and compensation cost relating to restricted stock awards to executive management and non-executive directors and the exchange rate of U.S.$ to the Euro.

Interest and Finance Costs. Interest and finance costs decreased by $0.5 million or 8%, to $5.9 million in 2008 compared to $6.4 million in 2007. The decrease is attributable to interest expenses related to long-term debt outstanding. Interest costs in 2008 amounted to $5.4 million compared to $5.5 million in 2007, which resulted from increased long-term debt outstanding during the year but decreased average interest rates and interest relating to leased property.

Interest Income. Interest income decreased by $1.9 million or 70%, to $0.8 million in 2008 compared to $2.7 million in 2007. The decrease is attributable to decreased levels of cash on hand during the year.

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

B.Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $48.5 million at December 31, 2008 and $0.6 million at December 31, 2007.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. Currently, we have $85.3 million available under our revolving credit facility with the Royal Bank of Scotland to finance future vessel acquisitions, of which $50.0 million can be used for working capital purposes, and $36.1 million available under our facility with Fortis Bank to finance the predelivery installments of the construction of the New York (Hull 1107) and Los Angeles (Hull 1108).

It is our policy to fund our future acquisition related capital requirements initially through borrowings under our credit facilities and to repay those borrowings in excess of $150 million from time to time with the net proceeds of equity issuances. Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from our credit facilities or the equity markets. As of November 2008, our board of directors has suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations, our vessel acquisitions or service our debt depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

Cash Flow

Cash and cash equivalents increased to $62.0 million as of December 31, 2008, compared to $16.7 million as of December 31, 2007.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $112.2 million, or 75%, to $261.2 million in 2008 compared to $149.0 million million in 2007. The increase was primarily attributable to the increase in the number of operating days that we achieved during the year and the increased charter rates, which resulted in increased revenues. Net cash provided by operating activities increased by $66.6 million, or 81%, to $149.0 million in 2007 compared to $82.4 million in 2006. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year and the increased charter rates, which resulted in an increase in our revenues.

Net Cash Used In Investing Activities

Net cash used in investing activities was $108.7 million for 2008, which consists of the 80% balance of the purchase price and additional predelivery costs of the Norfolk, amounting to $108.5 million; $1.1 million of construction costs we paid for the New York and the Los Angeles and $0.9 million we received from insurers for unrepaired damages to the Coronis caused during its grounding in 2007.

Net cash used in investing activities was $409.1 million for 2007, which consists of the advance and additional costs paid for the acquisition of the Norfolk, amounting to $27.0 million and $1.8 million of construction costs we paid for the New York (Hull 1107) and the Los Angeles (Hull 1108); $459.0 million paid for the delivery installment of the Semirio and for the acquisition of the Aliki, the Boston and the Salt Lake City; $78.9 million of net proceeds from the sale of the Pantelis SP and $0.2 million paid for other assets.

Net cash used in investing activities was $193.1 million for 2006, mainly consisting of the first predelivery advance we paid for our vessels under construction, the New York (Hull 1107) and the Los Angeles (Hull 1108), amounting to $24.1 million plus additional construction costs of $0.3 million and $168.7 million paid for the delivery installment of the Coronis and the acquisition of the Naias and the Sideris GS.

Net Cash Provided By / Used In Financing Activities

Net cash used in financing activities in 2008 amounted to $107.2 million and consists of $237.2 million of proceeds drawn under our revolving credit facility for the acquisition of the Salt Lake City and the Norfolk; $97.5 million of indebtedness that we repaid under our revolving credit facility with the Royal Bank of Scotland and $0.1 million proceeds we received under our dividend reinvestment plan and $247.0 million of dividends paid to stockholders.

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

Credit Facilities

In February 2005, we entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc., which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million, which however expired in March 2008. This facility was available to us in connection with vessel acquisitions or the acquisitions of vessel owning, chartering or operating subsidiaries upon our full utilization of the existing $300.0 million revolving credit facility. Because our strategy involves limiting the amount of debt that we have outstanding, we intend to draw funds under our $300.0 million credit facility to fund acquisitions and, as necessary, to fund our working capital needs and to repay outstanding debt from time to time with the net proceeds of future equity issuances.

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

The credit facility has commitment fees of 0.25% per annum on the amount of the undrawn balance of the facility, payable quarterly in arrears. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR. During 2008 and 2007, the weighted average interest rate relating to the amounts drawn under the credit facility was 3.40% and 6.17%, respectively.

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

Our obligations under our credit facilities are secured by, or will be secured upon drawdown, by a first priority mortgage on one or more of the vessels in our fleet, currently on 11 vessels, and such other vessels that we may from time to time include with the approval of our lender, and a first assignment of all freights, earnings, insurances and requisition compensation, and pledges of the outstanding stock of our subsidiaries. We may grant additional security from time to time in the future.

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

The credit facilities also contain general covenants that require us to maintain adequate insurance coverage and to obtain the lender’s consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, 13 months or enter into a new line of business. In addition, the credit facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our credit facilities do not prohibit us from paying dividends as long as an event of default has not occurred. When we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period may be reduced by any interest or principal payments that we are required to make. As of November 2008, our board of directors has suspended the payment of dividends. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt. Currently, we believe we are not in default of our covenants relating to our credit facility with the Royal Bank of Scotland. However, if the market values of our vessels decline further, our vessel values securing our debt may not exceed 120% of the aggregate principal amount of debt outstanding, which would result in a breach of our covenants. Currently, 11 of our vessels have been provided as collateral to secure our credit facility with the Royal Bank of Scotland.

As of December 31, 2008 and as of the date of this annual report, we have $214.7 million principal balance outstanding under our $300.0 million revolving credit facility, which was used to fund part of the purchase price of the Salt Lake City and the Norfolk.

As of December 31, 2008 and as of the date of this annual report, we have a $24.1 million principal balance outstanding under our $60.2 million loan facility. As of December 31, 2008, we were not in compliance with a covenant requiring a minimum combined 20% ownership of us by our Chief Executive Officer and President (and their families). We have obtained a waiver from this covenant modifying the minimum shareholding requirement to 10%, for the period up to December 31, 2009.

As of December 31, 2008, 2007 and 2006 and as of the date of this annual report, we did not use and have not used, any financial instruments for hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We have entered into agreements to assume the shipbuilding contracts for two 177,000 Capesize dry bulk carriers, which we expect to take delivery of in the second quarter of 2010. We financed the 20% first predelivery installments of the two vessels under construction, with funds under our loan facility with Fortis, and expect to finance the second, third and fourth predelivery installments with funds under the same facility. We expect to finance the delivery installments of our two vessels under construction and our debt that will be outstanding under the facility with Fortis on the delivery of those vessels, with cash from operations, debt under our revolving credit facility with the Royal Bank of Scotland or any other credit institution that will provide the necessary funds at terms acceptable to us, or with funds from equity issuances.

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

Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Although, market conditions have not materially affected our earnings for 2008, we expect our earnings in 2009 to decrease. Five of our vessels that were redelivered during December 2008 or January 2009, were fixed in time charter agreements at rates considerably lower than those achieved in 2008. We expect more vessels to be redelivered from their current charters in 2009. Although, charter rates have increased from their low levels experienced at the end of 2008 and beginning of 2009, they are well below the average daily charter rates we achieved in 2008 for those vessels and we cannot assure investors that we will be able to fix our vessels at rates similar to their current employments.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S.$, and their maturity dates as of December 31, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. dollars)
Shipbuilding contracts (1)	$24,080	72,240	-	-	$96,320
Long term debt (2)	-	24,080	-	214,700	238,780
Operating lease obligations (3)	397	861	-	-	1,258

(1)
We have entered into agreements to assume the shipbuilding contracts for the construction of two Capesize dry bulk carriers for the purchase price of $60.2 million each. We have paid the first predelivery installment of $12.04 million for each vessel, or 20% of the contract price. We financed the first predelivery installment with proceeds under our loan facility with Fortis, mentioned in note (2) below. We expect to pay two additional installments amounting to $12.04 million for each vessel in 2009 and one predelivery installment and the delivery installment of each vessel, in 2010.

(2)
As of December 31, 2008, we had an aggregate principal of $238.8 million of indebtedness outstanding under our loan facilities. This indebtedness was incurred in connection with our acquisition of the Salt Lake City and the Norfolk and in connection with the first predelivery installments of the New York (Hull 1107) and the Los Angeles (Hull 1108), mentioned in note (1) above and does not include projected interest payments which are based on LIBOR plus a margin.

(3)
We pay rent to Universal Shipping and Real Estates Inc., a related party company controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to a lease agreement signed between DSS and Universal Shipping and Real Estates Inc. The lease which expired in December 2008 was renewed for three years and minimum estimated lease payments until expiration of the agreement in 2011, using the exchange rate at December 31, 2008 of U.S.$ 1.43 to €1.00, are estimated to be around $0.7 million. See also Item 7B. “Related Party Transactions”. We also pay rent to Altair Travel Agency Ltd. and Diana Shipping Agencies S.A., or DSA, both related companies controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to lease agreements signed between the two companies and DSS in January and December 2006, respectively. Both agreements expired in December 2008 and were renewed for three more years until December 2011. Minimum estimated lease payment amounts, using the exchange rate at December 31, 2008 of U.S.$ 1.43 to €1.00, are estimated to be about $59,000 to Altair and $0.5 million to DSA. See also Item 7B. “Related Party Transactions”.

We have entered into agreements with an unrelated supplier for the exclusive supply of lubricants for some of our vessels. Under the terms of those agreements, we were provided with free lubricants provided that the specific supplier remains our exclusive supplier for a specified period. Please see the notes to our consolidated financial statements as of December 31, 2008.

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

Name	Age	Position
Simeon Palios	67	Class I Director, Chief Executive Officer and Chairman
Anastassis Margaronis	53	Class I Director and President
Ioannis Zafirakis	37	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	38	Chief Financial Officer and Treasurer
Maria Dede	36	Chief Accounting Officer
William (Bill) Lawes	65	Class II Director
Konstantinos Psaltis	70	Class II Director
Boris Nachamkin	75	Class III Director
Apostolos Kontoyannis	60	Class III Director

The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2010 and the term of our Class III directors expires in 2011.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 40 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor’s degree in Marine Engineering from Durham University.

Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 27 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner’s Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor’s degree in Economics from the University of Warwick and a master’s of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining a MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of DSS since March 2005. In 2000, Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000, Mrs. Dede was employed by Venus Enterprises SA, a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a bachelor’s degree in Maritime Studies from the University of Piraeus and a master’s degree in business administration from ALBA.

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

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as since March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. He is an independent member of the Board of Directors of Excel Maritime Carriers Ltd. Mr. Kontoyannis holds a bachelor’s degree in Finance and Marketing and a master’s degree in business administration in Finance from Boston University.

B. Compensation

The aggregate compensation to members of our senior management for 2008, 2007 and 2006 was $1.9 million for each year. We did not pay any benefits in 2007 and 2006. In February 2008, our senior management received a cash bonus of $0.9 million, relating to 2007 performance, and an aggregate of 65,100 shares of restricted common stock. The restricted stock will vest ratably over three years. In October 2008 our senior management also received 500,000 restricted shares of common stock to vest ratably over six years and in January 2009 they received 315,400 restricted shares of common stock to vest ratably over three years. All restricted stocks were awarded in accordance with terms and conditions of our incentive plan we have in place since 2005.

Non-employee directors receive annual fees in the amount of $40,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses. For 2008, 2007 and 2006 fees to non-executive directors amounted to $0.2 million for each year. In February 2008, non-employee directors received an aggregate of 10,400 shares of restricted common stock. The restricted stock will vest ratably over three years. In October 2008 non-employee directors also received 100,000 restricted shares of common stock to vest ratably over six years and in January 2009 they received 48,800 restricted shares of common stock to vest ratably over three years.

In 2008, compensation cost relating the aggregate amount of restricted stock awards amounted to $1.1 million. We do not have a retirement plan for our officers or directors.

C. Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.  Each member is an independent director. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company’s accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements.

In addition, we have established a Compensation Committee comprised of two members, which is responsible for establishing executive officers’ compensation and benefits. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert) and the members of the Compensation Committee are Mr. Apostolos Kontoyannis (Chairman) and Mr. Boris Nachamkin (member). While we are exempt from New York Stock Exchange rules on independent directors, we currently conform to those rules.

We have established an Executive Committee comprised of the three executive directors, Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis. The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D. Crewing and Shore Employees

Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis, and Mr. Ioannis Zafirakis became executive officers and employees of Diana Shipping Inc. effective March 17, 2005. From February 21, 2005 to September 1, 2005, Mr. Monastiriotis, while employed by our fleet manager, served as our acting Chief Accounting Officer. On September 1, 2005, Mrs. Maria Dede became our Chief Accounting Officer and provides her services to us pursuant to her employment with our fleet manager. Effective March 8, 2006, Mr. Andreas Michalopoulos became our Chief Financial Officer and Treasurer and Mr. Koutsomitopoulos who served as our Chief Financial Officer until then, became our Vice President and Head of Corporate Development until April 30, 2007.

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman’s training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel’s flag in order to allow for the performance of routine maintenance duties.

Although we had no shoreside employees in 2005 and until April 1, 2006 when our fleet manager became our wholly-owned subsidiary, our fleet manager has informed us of the number of persons employed by it that were dedicated to managing our fleet. The following table presents the average number of shoreside personnel and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	Year Ended December 31,
	2008	2007	2006
Shoreside	44	39	36
Seafaring	422	389	329

Total	466	428	365

  E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Stockholders and Related Party Transactions”.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, which entitles employees, officers and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our Board of Directors will be able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire ten years from the adoption of the Plan by the Board of Directors. In February 2008, our Board of Directors granted 75,500 shares of restricted common stock to our senior management and non-executive directors. These shares will vest ratably over a period of three years. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. In October 2008 and January 2009, 600,000 shares and 364,200 shares, respectively, of restricted common stock were granted to our senior management and non-executive directors to be vested over a period of six years and three years, respectively. Currently, 1,760,300 shares of common stock are reserved for issuance under the plan.

Item 7. Major Stockholders and Related Party Transactions

A.Major Stockholders

The following table sets forth current information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	14,593,210	19.35%

	All officers and directors as a group (2)	15,329,322	20.32%

(1)
Currently, Mr. Simeon Palios beneficially owns 306,670 restricted common shares granted through the Company’s Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2006, 2007, 2008 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 39.06%, 19.21%, 19.30% and 19.35%, respectively, of our common stock.

(2)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our common stock. Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect stockholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A..  Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, owns shares of our common stock of less than 1%, each.

B.Related Party Transactions

Universal Shipping and Real Estates Inc.

Following our acquisition of DSS, we pay rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Pursuant to the lease agreement signed between DSS and Universal and amended in December 2006, in 2008, 2007 and 2006, we paid rent amounting to about $231,000, $205,000 and $227,000, respectively. The agreement, which expired in 2008, was renewed for three years until 2011. In 2008 and 2007, rent expense was classified as interest expense of a financing lease, and in 2006, $128,000 of the total amount was classified as interest expense. Under the extended lease term of three years we expect to pay rent expense at around $0.7 million ($0.2 million in 2009, $0.2 million in 2010 and $0.3 million in 2011), which will be classified as general and administrative expenses. The terms of the renewed agreement were the same as the one expired apart from the monthly rent for 2009 which was set to Euro 12,688 plus stamp duty.

Diana Shipping Agencies S.A. Management Agreements

Diana Shipping Agencies S.A., or DSA, is an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer. In December 2006, we entered into a lease agreement with DSA to lease office space. In 2008, 2007 and 2006, we paid rent amounting to $156,000, $138,000 and $11,000, respectively. The lease, which expired in 2008, was renewed for three more years until 2011 and until expiration we expect to pay approximately $0.5 million in rent expense ($0.1 million in 2009, $0.2 million in 2010 and $0.2 million in 2011). The terms of the renewed agreement were the same as the one expired apart from the monthly rent for 2009 which was set to Euro 8,560 plus stamp duty.

Commercial Banking, Financial Advisory and Investment Banking Services

Fortis Bank (Nederland) N.V., which prior to September 2007 owned more than 5% of our issued and outstanding shares, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005. In November 2006, we entered into a loan facility agreement with Fortis Bank for a loan of up to $60.2 million and a guarantee facility of up to $36.5 million for the purpose of financing and guaranteeing the payment of part of the construction cost of our two Capesize dry bulk carriers we have under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd, in China and we expect to take delivery of in 2010.

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

Consultancy Agreements

We have consulting agreements with companies owned by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Michalopoulos (as of March 1, 2006), and until March 31, 2006 by Mr. Koutsomitopoulos, respectively. In 2008, 2007 and 2006, we paid to these companies $1.7, $1.6 and $1.6 million respectively, for services provided by their owners and performed outside of Greece.

Travel Services

Altair Travel Agency S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2008, 2007 and 2006 amounted to $1.5 million, $1.1 million and $0.9 million, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm’s length transaction. Following our acquisition of DSS, we also pay rent to Altair for the lease of parking space, which for 2008, 2007 and 2006 amounted to about $19,000, $17,000 and $13,000. The agreement which expired in 2008 was renewed for three years under the same terms and the monthly rent for 2009 was set at Euro 1,051 plus stamp duty. During the renewed term of the lease agreement, we expect to pay rent to Altair of $59,000 ($18,700 in 2009, $19,700 in 2010 and $20,600 in 2011).

C.Interests of Experts and Counsel

Not Applicable.

Item 8.Financial information

A.Consolidated statements and other financial information

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

Dividend Policy

As a result of market conditions in the international shipping industry and in line with our dividend policy, as of November 2008, our board of directors has decided to suspend the payment of future dividends. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.   In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

Our previous policy was to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors from time to time determined were required, and after taking into account contingent liabilities, the terms of our credit facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

For those periods that we paid dividends, we calculated our dividends per share as if any debt, excluding construction pre-delivery financing, in excess of $150.0 million were financed entirely with equity such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the related period, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). From time to time we used the net proceeds from equity offerings to temporarily reduce our outstanding debt, excluding construction pre-delivery financing, to less than $150.0 million pending the application of such proceeds to vessel acquisitions or other uses. As of December 31, 2008, we had total debt outstanding of $238.8 million of principal balance, including $24.1 million of construction pre-delivery financing.

We believe that, under current law, any dividends that we have paid and may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 15% United States federal income tax rate with respect to non-corporate United States stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation was previously introduced in the United States Congress, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as “qualified dividend income.” Please see the section of this annual report entitled “Taxation” under Item 10.E for additional information relating to the tax treatment of our dividend payments.

Since our initial public offering in March 2005, we have declared and paid dividends of $2.71 per share representing our cash available from operations for the first three quarters of 2008, $2.19 per share representing our cash available from operations for 2007, $1.56 per share for 2006 and $1.485 per share, for 2005. As of November 2008 and after the significant deterioration of the credit markets significantly affecting the international dry bulk shipping, our Board of Directors decided to suspend the payment of future dividends as a result of market conditions in the international shipping industry.

B. Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9. Listing Details

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol “DSX”. The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on March 17, 2005, as reported by the New York Stock Exchange:

	2009		2008		2007		2006		2005
Period	High	Low	High	Low	High	Low	High	Low	High	Low
Annual	-	-	$31.66	$7.24	$44.82	$15.79	$13.55	$11.19	$17.50	$12.14

1st quarter	-	-	31.10	21.12	20.31	15.79
2nd quarter	-	-	39.00	26.05	23.00	17.95
3rd quarter	-	-	31.66	19.21	29.24	21.62
4th quarter	-	-	20.07	7.24	44.82	25.05

September		-	26.96	19.21
October			20.07	13.98
November			17.23	7.84
December			7.24	14.88
January	$15.04	$10.83
February	16.89	12.43

Item 10. Additional Information

A.Share Capital

Not Applicable.

B.Memorandum and articles of association

Our current amended and restated articles of incorporation have been filed as exhibit 1 to our Form 6-K filed with the Securities and Exchange Commission on May 29, 2008 with file number 001-32458, and our current amended and restated bylaws have been filed as exhibit 1.2 to our Form 6-K filed with the Securities and Exchange Commission on December 4, 2007 with file number 001-32458. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section “Description of Capital Stock” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 75,427,241. We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C.Material Contracts

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

D.Exchange Controls

Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.Taxation

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

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

In the year ended December 31, 2008, approximately 10.6%, of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 5.3% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2008. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.5 million for the year ended December 31, 2008.

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

The U.S. Treasury Department has recognized the Marshall Islands, the Company’s country of organization since February 2005, and Panama, the country of incorporation of each of the Company’s subsidiaries that earned shipping income during 2008, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the country of organization requirement.

For the 2008 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company’s common stock, which is the sole class of issued and outstanding stock, was “primarily traded” on the New York Stock Exchange during 2008.

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

For more than half the days of the tax year 2008, 19.22% of the Company’s common stock was owned by 5% Stockholders. Therefore, the Company is not subject to the 5 Percent Override Rule for 2008.  However, there is no assurance that the Company will continue to qualify for exemption under Section 883.  For example, the Company could be subject to the 5% Override Rule if another 5% Stockholder in combination with the Company’s existing 5% Stockholders were to own 50% or more of the Company’s stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares owned by the 5% Stockholders, sufficient shares are owned by qualified shareholders to preclude non-qualified shareholders from owning 50 percent or more of the Company’s stock for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test for 2008 and intends to take this position on its 2008 United States income tax returns.

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

Based on its U.S. source Shipping Income for 2008, the Company would be subject to U.S. federal income tax of approximately $0.5 million under Section 887 in the absence of an exemption under Section 883.

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

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of  common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common shares as a capital asset, generally, for investment purposes.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Sale, Exchange or other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company’s common shares, either

•
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company’s current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company’s ordinary earnings and its net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Company’s common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom is referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares.  If a Non-Electing Holder who is an individual dies while owning the common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to “backup withholding” if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our revolving credit facility. At December 31, 2008, we had $238.8 million of indebtedness outstanding of which $214.7 million was under our revolving credit facility with the Royal Bank of Scotland and $24.1 million was under our loan facility with Fortis. Interest costs incurred under our revolving credit facility are included in our statement of income and interest costs incurred under our loan facility are included in vessel cost.

In 2008, the weighted average interest rate for both of our facilities was 3.41% and the respective interest rates ranged from 1.14% to 6.00%, including margins. An average increase of 1% in the interest rates of 2008 would have resulted in interest costs of $7.7 million instead of $5.1 million, an increase of 29%.

The weighted average interest rate relating to our revolving credit facility with The Royal Bank of Scotland was 3.40% and the respective interest rates ranged from 1.22% to 6.00%, including margins. An average increase of

1% in the interest rates of 2008 would have resulted in interest expenses of $6.6 million, instead of $5.1 million, an increase of 29%.

The weighted average interest rate relating to our facility with Fortis was 3.47% and the respective interest rates ranged from 1.14% to 5.51% including margins. An average increase of 1% in the interest rates of 2008 would have resulted in interest costs $1.1 million instead of $0.9 million, an increase of 29%.

Currently, we have $24.1 million of indebtedness outstanding relating to the New York (Hull 1107) and the Los Angeles (Hull 1108) under our facility with Fortis and $214.7 million of principal balance outstanding under our credit facility with the Royal Bank of Scotland.

We will continue to have debt outstanding, which could impact our results of operations and financial condition and although we intend to limit the amount of indebtedness that we have outstanding at any time up to $150.0 million, through equity offerings on terms acceptable to us, we may not be able to do so. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company’s internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

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

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows:

	2008	2007
	Stated in Euro

Audit fees	446,250	589,050
Audit-related fees	-	197,000
Tax fees	-	-
All other fees	-	-

Total	446,250	786,050

Audit fees in 2008 and 2007 relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company’s follow on equity offerings.

Audit related fees in 2007 related to financial due diligence services provided in connection with potential business acquisitions.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of two independent members of our Board of Directors. Otherwise, our Audit Committee conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the New York Stock Exchange.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16G. Corporate Governance

Pursuant to an exemption for foreign private issuers, we are not required to comply with all of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies. A description of the significant differences between our corporate governance practices and the New York Stock Exchange requirements may be found on our website under “Corporate Governance” at http://www.dianashippinginc.com.

PART III

Item 17.Financial Statements

See Item 18.

Item 18.Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19. Exhibits

(a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Investment Corp. (changing name to Diana Shipping Inc. and increasing the authorized shares) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Form of Registration Rights Agreement (5)
4.3	Amended and Restated 2005 Stock Incentive Plan (6)
4.4	Form of Technical Manager Purchase Option Agreement (5)
4.5	Form of Management Agreement (3)
4.6	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.7	Supplemental Agreement with the Royal Bank of Scotland
dated January 30, 2007 (7)
4.8	Facility Agreement with Fortis Bank dated November 6, 2006 (8)
4.9	First Amendment to Technical Manager Purchase Option Agreement February 17, 2006 (9)
4.10	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (10)
4.11	Sales Agency Financing Agreement dated April 23, 2008 (11)
8.1	Subsidiaries of the Company
11.1	Code of Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as Exhibit 1 to the Company’s Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 1 to the Company’s Form 6-K filed on December 4, 2007.
(3)	Filed as an Exhibit to the Company’s Amended Registration Statement (File No. 123052) on March 15,2005.
(4)	Filed as Exhibit 4.5 to the Company’s Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company’s Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company’s Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company’s Form 6-K filed on March 19, 2007.
(8)	Filed as an Exhibit to the Company’s Form 6-K filed on December 13, 2006.
(9)	Filed as Exhibit 4.7 to the Company’s Amended Annual Report filed on Form 20-F/A on April 14, 2006.
(10)	Filed as Exhibit 4.10 to the Company’s 2007 Annual Report on Form 20-F (File No. 001-32458) on March14, 2008.
(11)	Filed as Exhibit 2 to the Company’s Form 6-K filed on April 24, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: February 27, 2009

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DIANA SHIPPING INC.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

       /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

        Athens, Greece
            February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DIANA SHIPPING INC.

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Shipping Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.b in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 of Diana Shipping Inc. and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 27, 2009

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,033	$16,726
Accounts receivable, trade	1,646	1,822
Inventories	3,146	2,102
Prepaid insurance and other	1,729	864
Total current assets	68,554	21,514
FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 4)	27,199	53,104

Vessels (Note 5)	1,060,311	924,838
Accumulated depreciation (Note 5)	(99,880)	(57,206)
Vessels’ net book value	960,431	867,632
Property and equipment, net	136	956
Total fixed assets	987,766	921,692
OTHER NON-CURRENT ASSETS:
Deferred charges, net	886	1,136
Total assets	$1,057,206	$944,342

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	4,225	3,718
Due to related companies (Note 3)	177	161
Accrued liabilities	3,631	4,159
Deferred revenue, current portion (Notes 2 and 7)	11,802	12,122
Other current liabilities	177	804
Total current liabilities	20,012	20,964
LONG-TERM DEBT(Note 6)	238,094	98,819
DEFERRED REVENUE, non-current portion (Notes 2 and 7)	22,502	23,965
OTHER NON-CURRENT LIABILITIES	1,122	1,120
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 and 100,000,000 shares authorized; 75,062,003 and 74,375,000 issued and outstanding at December 31, 2008 and 2007, respectively. (Note 9)	751	744
Additional paid-in capital	802,574	801,349
Other comprehensive income (Note 2)	182	110
Accumulated deficit	(28,031)	(2,729)
Total stockholders’ equity	775,476	799,474
Total liabilities and stockholders’ equity	$1,057,206	$944,342

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2007	2006
REVENUES:
Voyage and time charter revenues	$337,391	$190,480	$116,101
EXPENSES:
Voyage expenses (Note 2 & 10)	15,003	8,697	6,059
Vessel operating expenses (Note 2 & 10)	39,899	29,332	22,489
Depreciation and amortization of deferred charges (Note 5)	43,259	24,443	16,709
Management fees	-	-	573
Executive management services and rent (Note 9)	-	-	76
General and administrative expenses	13,831	11,718	6,331
Gain on vessel sale	-	(21,504)	-
Foreign currency losses/(gains)	(438)	(144)	(52)
Operating income	225,837	137,938	63,916
OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 6 and 11)	(5,851)	(6,394)	(3,886)
Interest income	768	2,676	1,033
Insurance settlement for vessel un-repaired damages	945	-	-
Total other income (expenses), net	(4,138)	(3,718)	(2,853)
Net income	$221,699	$134,220	$61,063

Preferential Deemed Dividend	-	-	(20,267)
Net income available to common stockholders	$221,699	$134,220	$40,796

Earnings per common share, basic and diluted	$2.97	$2.11	$0.82

Weighted average number of common shares, basic	74,375,686	63,748,973	49,528,904
Weighted average number of common shares, diluted	74,558,254	63,748,973	49,528,904

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in thousands of U.S. Dollars – except for share and per share data)

Common Stock

	Comprehensive income	# of shares	Par value	Additional paid-in capital	Other Comprehensive income	Accumulated deficit	Total

BALANCE, December 31, 2005		45,000,000	$450	$296,831	$-	$26,877	$324,158
- Net income	61,063	-	-	-		61,063	61,063
- Contribution to additional-paid in capital		-	-	76	-	-	76
- Issuance of common stock		8,050,000	81	71,570	-	-	71,651
- Dividends declared and paid ($ 0.40 per share)		-	-	-	-	(18,000)	(18,000)
- Dividends declared and paid ($ 0.345 per share)		-	-	-	-	(15,525)	(15,525)
- Dividends declared and paid ($ 0.355 per share)		-	-	-	-	(18,833)	(18,833)
- Dividends declared and paid ($ 0.40 per share)		-	-	-	-	(21,220)	(21,220)
- Preferrential deemed dividend		-	-	-	-	(20,267)	(20,267)
Comprehensive income	$61,063
BALANCE, December 31, 2006		53,050,000	$531	$368,477	$-	$(5,905)	$363,103
- Net income	134,220	-	-	-	-	134,220	134,220
- Issuance of common stock		21,325,000	213	432,872	-	-	433,085
- Dividends declared and paid ($ 0.46 per share)		-	-	-	-	(24,403)	(24,403)
- Dividends declared and paid ($ 0.50 per share)		-	-	-	-	(31,437)	(31,437)
- Dividends declared and paid ($ 0.51 per share)		-	-	-	-	(32,066)	(32,066)
- Dividends declared and paid ($ 0.58 per share)		-	-	-	-	(43,138)	(43,138)
- Actuarial gains	110	-	-	-	110	-	110
Comprehensive income	$134,330
BALANCE, December 31, 2007		74,375,000	$744	$801,349	$110	$(2,729)	$799,474
- Net income	221,699	-	-	-	-	221,699	221,699
- Issuance of common stock		686,697	7	1,225	-	-	1,232
- Dividends declared and paid ($ 0.60 per share)		-	-	-	-	(44,670)	(44,670)
- Dividends declared and paid ($ 0.85 per share)		-	-	-	-	(63,283)	(63,283)
- Dividends declared and paid ($ 0.91 per share)		-	-	-	-	(67,750)	(67,750)
- Dividends declared and paid ($ 0.95 per share)		-	-	-	-	(71,298)	(71,298)
- Actuarial gains	72	-	-	-	72	-	72
Comprehensive income	$221,771
BALANCE, December 31, 2008		75,061,697	$751	$802,574	$182	$(28,031)	775,476

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$221,699	$134,220	$61,063
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	43,259	24,443	16,709
Gain on vessel sale	-	(21,504)	-
Executive management services and rent	-	-	76
Amortization and write off of financing costs	86	111	128
Amortization of free lubricants benefit	(124)	(87)	(71)
Compensation cost on restricted stock	1,113	-	-
Insurance settlements for vessel un-repaired damages	(945)	-	-
Actuarial gains	72	110	-
(Increase) Decrease in:
Receivables	176	(822)	7
Inventories	(1,044)	(823)	(407)
Prepayments and other	(865)	(314)	(164)
Prepaid charter revenue	-	1,822	3,322
Other assets	712	-	-
Increase (Decrease) in:
Accounts payable	507	850	988
Due to related companies	16	7	50
Accrued liabilities	(528)	1,957	(421)
Deferred revenue	(1,783)	8,600	1,235
Other liabilities	(502)	389	988
Dry dockings	(698)	-	(1,133)
Net Cash provided by Operating Activities	261,151	148,959	82,370
Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	(1,099)	(28,757)	(24,347)
Vessel acquisitions	(108,469)	(458,989)	(168,749)
Proceeds from sale of vessel	-	78,857	-
Other Assets	(39)	(196)	-
Proceeds from insurance settlements for vessel un-repaired damages	945	-	-
Net Cash used in Investing Activities	(108,662)	(409,085)	(193,096)
Cash Flows from Financing Activities:
Proceeds from long-term debt	237,200	287,750	197,180
Proceeds from public offering, net of related issuance costs	-	433,085	71,651
Proceeds from reinvestment of dividends	119
Financing costs	-	(100)	(100)
Payments of long-term debt	(97,500)	(327,350)	(71,425)
Preferential deemed dividend	-	-	(19,721)
Cash dividends	(247,001)	(131,044)	(73,578)
Net Cash provided by Financing Activities	(107,182)	262,341	104,007
Net increase (decrease) in cash and cash equivalents	45,307	2,215	(6,719)
Cash and cash equivalents at beginning of year	16,726	14,511	21,230
Cash and cash equivalents at end of year	$62,033	$16,726	$14,511
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$5,356	$5,733	$2,062
Non-cash financing activities:
Executive management services and rent	$-	$-	$76
Fair value of charter assumed in connection with vessel acquisition	$-	$(25,000)	$-

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In May 2008 the amended Articles of incorporation were amended to increase the authorized shares from 100.0 million to 200.0 million. In March 2005, December 2005, June 2006, April 2007 and September 2007, the Company completed its initial and four secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651, $159,342 and $273,743, respectively.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1.	Shipowning companies incorporated in the Republic of Panama:

(a)	Skyvan Shipping Company S.A. (“Skyvan”), owner of the Bahamas flag 75,311 dwt bulk carrier vessel “Nirefs”, which was built and delivered in January 2001.

(b)	Buenos Aires Compania Armadora S.A. (“Buenos”), owner of the Bahamas flag 75,247 dwt bulk carrier vessel “Alcyon”, which was built and delivered in February 2001.

(c)	Husky Trading, S.A. (“Husky”), owner of the Bahamas flag 75,336 dwt bulk carrier vessel “Triton”, which was built and delivered in March 2001.

(d)	Panama Compania Armadora S.A. (“Panama”), owner of the Bahamas flag 75,211 dwt bulk carrier vessel “Oceanis”, which was built and delivered in May 2001.

(e)	Eaton Marine S.A. (“Eaton”), owner of the Greek flag 75,106 dwt bulk carrier vessel “Danae” (built in 2001), which was acquired in July 2003.

(f)	Chorrera Compania Armadora S.A. (“Chorrera”), owner of the Greek flag 75,172 dwt bulk carrier vessel “Dione” (built in 2001), which was acquired in May 2003.

(g)	Cypres Enterprises Corp. (“Cypres”), owner of the Bahamas flag 73,630 dwt bulk carrier vessel “Protefs” (Hull No. H2301), which was built and delivered in August 2004.

(h)	Darien Compania Armadora S.A. (“Darien”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Calipso” (Hull No. H2303), which was built and delivered in February 2005.

(i)
Cerada International S.A (“Cerada”), owner of the Bahamas flag 169,883 dwt bulk carrier vessel “Pantelis SP” (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007 and was delivered to her new owners in July 2007.

(j)	Texford Maritime S.A. (“Texford”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Clio” (Hull No. H2304), which was built and delivered in May 2005.

(k)	Urbina Bay Trading, S.A. (“Urbina”), owner of the Bahamas flag 74,444 dwt bulk carrier vessel “Erato” (built in 2004), which was acquired in November 2005.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(l)	Changame Compania Armadora S.A. (“Changame”), owner of the Bahamas flag 73,583 dwt bulk carrier vessel “Thetis” (built in 2004), which was acquired in November 2005.

(m)	Vesta Commercial, S.A. (“Vesta”), owner of the Bahamas flag 74,381 dwt bulk carrier vessel “Coronis” (Hull No. H1307A), which was built and delivered in January 2006.

1.2.	Subsidiaries incorporated in the Republic of the Marshall Islands:

(a)	Ailuk Shipping Company Inc. (“Ailuk”), owner of the Marshall Islands’ flag 73,546 dwt dry bulk carrier vessel “Naias” (built in 2006), which was delivered in August 2006.

(b)
Bikini Shipping Company Inc. (“Bikini”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 4).

(c)
Eniwetok Shipping Company Inc. (“Eniwetok”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 4).

(d)	Jaluit Shipping Company Inc. (“Jaluit”), owner of the Marshall Islands’ flag 174,186 dwt dry bulk carrier vessel “Sideris GS”, which was built and delivered in November 2006.

(e)	Kili Shipping Company Inc. (“Kili”), owner of the Marshall Islands’ flag 174,261 dwt bulk carrier vessel “Semirio”, which was built and delivered in June 2007.

(f)	Knox Shipping Company Inc. (“Knox”), owner of the Marshal Islands flag 180,235 dwt bulk carrier vessel “Aliki” (built 2005), which was delivered in April 2007.

(g)	Lib Shipping Company Inc. (“Lib”), owner of the Marshal Islands flag 177,828 dwt bulk carrier vessel “Boston”, which was built and delivered in November 2007.

(h)	Majuro Shipping Company Inc. (“Majuro”) was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2008, Majuro did not have any operations.

(i)	Taka Shipping Company Inc. (“Taka”) was established in September 2006 and is a wholly owned subsidiary of the Company. At December 31, 2008, Taka did not have any operations.

1.3.	Subsidiaries incorporated in the United States of America:

(a)	Bulk Carriers (USA) LLC (“Bulk Carriers”) was established in September 2006, in the State of Delaware, USA, to act as the Company’s authorized representative in the United States.

1.4.	Subsidiaries incorporated in the Republic of Cyprus:

(a)	Marfort Navigation Company Limited (“Marfort”), owner of the Cyprus flag 171,810 dwt bulk carrier vessel “Salt Lake City” (built 2005), which was delivered in December 2007.

(b)	Silver Chandra Shipping Company Limited (“Silver”), owner of the Cyprus flag 164,218 dwt bulk carrier vessel “Norfolk” (built 2002), which was delivered in February 2008 (Note 5).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.5.	Diana Shipping Services S.A. (the “Manager” or “DSS”).

DSS was acquired in April 2006 and provides the Company and the vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees and commissions charged by DSS, effective April 1, 2006, are eliminated from the consolidated financial statements as intercompany transactions. Management fees and commissions charged in 2006 (from January 1 until April 1, when the company was acquired), amounted to $573 and $497, respectively. Management fees are separately reflected in the accompanying consolidated statements of income and commissions are included in Voyage expenses in the accompanying consolidated statements of income (Note 10).

During 2008, 2007 and 2006 five charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

Charterer	2008	2007	2006
A	16%	23%	20%
B	-	-	15%
C	-	-	15%
D	15%	15%	-
E	-	11%	-

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

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

(c)
Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company had no such transactions which affected comprehensive income in 2006 and, accordingly, comprehensive income was equal to net income. In 2008 and 2007, Other comprehensive income increased with gains of $72 and $110, respectively that resulted from the actuarial valuation of the employees’ retirement and staff leaving indemnities (Note 2(t)). As of December 31, 2008 and 2007, comprehensive income amounted to $182 and $110, respectively.

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
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2008 and 2007.

(g)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the cut- off date a vessel has been redelivered by its previous charterers and has not yet been delivered to the new ones, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

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

(j)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related dry-dock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 1 year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company’s exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company’s historical performance.

No impairment loss was identified or recorded for 2008, 2007 and 2006 and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

(k)
Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(n)
Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the loan facilities not used at the balance sheet date, according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

(o)
Property and equipment.  The Company leases from a related party property consisting of office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback was accounted for by the financing method and the property remained in the Company’s consolidated financial statements and was being depreciated on a straight-line basis over its remaining useful life until December 31, 2008, when the lease agreement expired and property was de-recognized from the Company’s consolidated financial statements. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment, computer software and hardware and vehicles. The useful life of the office furniture, equipment and vehicles is 5 years and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(p)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(q)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(r)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(s)
Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for 2008, 2007 and for the period from April 1, 2006 (acquisition date of the management company) to December 31, 2006 amounted to $631, $526 and $273, respectively.

(t)
Employees’ retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognizes the estimated benefit obligation for the past service of DSS’s employees under the requirements of SFAS 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. This is an unfunded plan and the Company engages a third party company to determine the other comprehensive income component, net of tax and, the gains or losses, the prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and to measure defined benefit plan obligations as of the date of the fiscal year-end statement of financial position. At December 31, 2008 and 2007, the projected benefit obligation amounted to $816 and $954, respectively.

(u)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during 2007 and 2006. As of December 31, 2008 dilutive shares amounted to 182,568 (Note 12).

(v)
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

(w)
Variable Interest Entities: SFAS No. 46R, Consolidation of Variable Interest Entities, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2008 and 2007 no such interests existed.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(x)
Fair Value Measurements: SFAS No. 157 “Fair Value Measurements” provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Company adopted this pronouncement beginning in fiscal year 2008. The adoption of the standard did not have a material effect on the Company’s financial position or results of operations.

(y)
Share Based Payment: According to Statement 123R “Share Based Payment”, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. As of December 31, 2008, the Company had granted 675,500 restricted shares to senior management and directors (Note 9).

3.	Transactions with Related Parties:

(a)
Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for 2008, 2007 and 2006 amounted to $1,485, $1,109 and $923, respectively, and are included in Vessels, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006, for a period of three years and for the monthly rent of Euro 935 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for 2008, 2007 and 2006 amounted to $19, $17 and $13, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2008 and 2007 an amount of $122, and $105, respectively, was payable to Altair and is included in Due to related companies in the accompanying consolidated balance sheets. The lease which expired in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 1,051 plus stamp duty. Minimum lease payments until the expiration of the rent agreement are estimated to $59.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(b)
Universal Shipping and Real Estates Inc. (“Universal”): Universal is a company controlled by the Company’s CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent increases annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease was accounted for by the financing method. Rent expense for 2008, 2007 and 2006 amounted to $231, $205 and $227, respectively of which $231, $205 and $128, respectively, is included in Interest and finance costs and the remainder of 2006 is included in General and administrative expenses in the accompanying 2006 consolidated statement of income. No amounts were payable to or receivable from Universal as at December 31, 2008 and 2007. The lease which expired in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 12,688 plus stamp duty and will be accounted for as an operating lease. Minimum lease payments until the expiration of the rent agreement are estimated to $716.

(c)
Diana Shipping Agencies S.A. (“DSA”): DSA is a company controlled by the Company’s CEO and Chairman. In December 2006, DSS entered into a lease agreement with DSA for the lease of office space for a monthly rent of Euro 8,000 plus stamp duty, for a period of 25 months. Rent increases annually at a rate of 3% above inflation. Rent expense for 2008, 2007 and 2006 amounted to $156, $138 and $11 and is included in General and administrative expenses in the accompanying consolidated statements of income. No amounts were payable to or receivable from DSA as at December 31, 2008 and 2007. The lease which expired in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 8,560 plus stamp duty and will be accounted for as an operating lease. Minimum lease payments until the expiration of the rent agreement are estimated to $483.

4.	Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2008	2007

Pre-delivery installments	24,080	24,080
Advances for vessel acquisitions	-	27,000
Capitalized interest and finance costs	3,089	1,999
Other related costs	30	25
Total	27,199	53,104

The movement of the account, during December 31, 2008 and 2007 was as follows:

	2008	2007

Beginning balance	53,104	24,347
- Advances for vessels under construction and other vessel costs	1,099	1,753
- Advances for vessel acquisitions and other vessel costs (Note 5)	469	108,593
- Transferred to vessel cost (Note 5)	(27,473)	(81,589)
Ending balance	27,199	53,104

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers, with Hull No. H1107 and H1108, for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the “Builders”) and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10% each, and a final predelivery installment of 50%. The Company also pays additional construction costs and interest and finance charges (Note 6) relating to the amounts drawn under the facility the Company has entered into, to partly finance the vessels’ construction. As at December 31, 2008 and 2007, the Company had paid one predelivery installment for each vessel amounting to $12,040 each, or 20%, of the vessels’ contract price and $3,119 and $2,020 of additional construction costs, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

5.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	504,493	(40,054)	464,439
- Vessel disposals	(63,644)	6,291	(57,353)
- Transfer from advances for vessels under construction and acquisition and other vessel costs	81,589	-	81,589
- Vessels acquisitions and other vessels’ costs	402,400	-	402,400
- Depreciation for the year	-	(23,443)	(23,443)
Balance, December 31, 2007	924,838	(57,206)	867,632
- Transfer from advances for vessels under construction and acquisition and other vessel costs	27,473	-	27,473
- Vessels acquisitions and other vessels’ costs	108,000	-	108,000
- Depreciation for the year	-	(42,674)	(42,674)
Balance, December 31, 2008	1,060,311	(99,880)	960,431

In October 2007, the Company entered into a Memorandum of Agreement with an unrelated third party to acquire the 164,218 dwt Capesize dry bulk carrier “Norfolk” (built 2002) for a total consideration of $135,000. As part of the Memorandum of Agreement the Company agreed to assume a charter party contract, effective upon delivery of the vessel to the Company, providing for a charter period of 59 to 61 months at a daily rate of $75 gross of commissions. On signing of the agreement, the Company made an advance payment, representing the 20% of the vessel’s purchase price, amounting to $27,000 and paid the balance of the purchase price amounting to $108,000 on the vessel’s delivery to the Company in February 2008. Total predelivery expenses amounted to $473.

Eleven of the Company’s vessels, having a total carrying value of $215,603 as of December 31, 2008, have been provided as collateral to secure the revolving credit facility discussed in Note 6.

As of December 31, 2008, except for one vessel that was on its ballast trip to dry-docking, all vessels were operating under time charters, the last of which expires in March 2013. Contracts with minimum duration in excess of one year as of December 31, 2008, were as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Charterer redelivery option periods
Nirefs	$60,500	Feb 2010 – Apr 2010
Alcyon	$34,500	Nov 2012 – Feb 2013
Dione	$12,000	May 2010 – Aug 2010
Protefs	$59,000	Aug 2011 – Nov 2011
Sideris GS	$39,000	Nov 2009
	$36,000	Oct 2010 – Jan 2011
Aliki	$52,000	May 2009
	$45,000	Mar 2011 – Jun 2011
Semirio	$51,000	Jun 2009
	$31,000	Apr 2011 – Jul 2011
Boston	$52,000	Sep 2011 – Dec 2011
Salt Lake City	$55,800	Aug 2012 – Oct 2012
Norfolk	$74,750	Jan 2013 – Mar 2013
New York or Los Angeles	$48,000	Feb 2015 – Jun 2015

For the vessels Sideris GS, Aliki and Semirio that have varying rates for each year, the Company accounts for those revenues by using the average daily rates of the four year duration of the respective contracts (Note 7). The vessels New York and Los Angeles are the Hull 1107 and Hull 1108, respectively that are under construction (Note 4). The Company has fixed a contract and has the option to deliver either vessel, whichever will be delivered earlier from the shipyard. The gross rate will be $50 per day for delivery of any vessel between October 1, 2009 and January 31, 2010 and $48 per day for delivery between February 1, 2010 and April 30, 2010.

6.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2008	2007

Revolving credit facility	214,700	75,000
Secured term loan facility	24,080	24,080
Less related deferred financing costs	(686)	(261)
Total	238,094	98,819

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

In January 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland, for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Company under the facility agreement an additional 364 day standby facility of up to $200,000 upon full utilization of the Facility. An amount of $100 was paid on signing of the agreement. The facility was terminated on March 6, 2008.

During 2008, the Company drew down an aggregate amount of $237,200 and repaid an aggregate amount of $97,500. On December 31, 2008 an amount of $214,700 was outstanding under the revolving credit facility and the unused portion of the facility amounted to $85,300.

The credit facility is secured by a first priority or preferred ship mortgage on eleven vessels of the Company’s fleet excluding the Coronis, the Naias, the Sideris GS, the Aliki, the Semirio, the Boston and the Salt Lake City and the Norfolk, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels’ market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

The Company pays commitment fees on the undrawn portion of the facility, which for the years 2008, 2007 and 2006 amounted to $388, $548 and $648, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income (Note 11). The weighted average interest rate of the revolving credit facility as at December 31, 2008 and 2007 was 3.40% and 6.17%, respectively.

Secured term loan facility: In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 4). The loan facility is available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default. As of December 31, 2008, the Company was not in compliance with an event of default relating to a minimum combined 20% ownership of the CEO and the President (and their families) over the Company’s stock, that should be maintained at all times. The Company has obtained a waiver with this respect, in which the Lenders modify the minimum shareholding requirement to 10%, for a period up to December 31, 2009.

As at December 31, 2008 and 2007 the Company had $24,080 of debt outstanding under the facility agreement relating to the first installment for the construction of the two Capesize dry bulk carriers (Note 4). During 2008 and 2007, the Company paid guarantee commission amounting to $237 and $240 and is included in Advances for

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets.

Total interest incurred on long-term debt for 2008, 2007 and 2006 amounted to $5,974, $6,635 and $2,989, respectively. Of the above amounts, $853, $1,440 and $133, respectively, were capitalized and included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets (Note 4). Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income.

7.	Deferred Revenue, current and non-current:

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2008 and 2007 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the Salt Lake City with a charter party assumed at a value below its fair market value at the date of delivery of the vessel.

	2008	2007

Hires collected in advance	5,195	7,004
Charter revenue resulting from varying charter rates	9,535	4,377
Unamortized balance of charter assumed	19,574	24,706
Total	34,304	36,087
Less current portion	(11,802)	(12,122)
Non-current portion	22,502	23,965

As of December 31, 2008 and 2007, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $5,195 and $7,004, respectively and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In November 2006, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Sideris GS for a period of four years at varying rates for each year. In February and March 2007, the Company entered into two similar long term time charter agreements with unrelated third party companies to charter the Semirio and the Aliki for a period of four years each, at varying rates. The Company accounts for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements and the balance is recorded in deferred revenue. As at December 31, 2008 and 2007 deferred revenue deriving from those agreements amounted to $9,535 and $4,377, respectively and is included in Deferred revenue, current ($1,489 in 2008) and non-current portion in the accompanying consolidated balance sheets.

In December 2007, upon delivery of the Salt Lake City, the Company assumed the then existing time charter agreement of the vessel. According to the Company’s policy, the time charter agreement was valued on the date of the vessel’s delivery and resulted in the recognition of a deferred income of $25,000. As of December 31, 2008 and 2007 the unamortized balance of the liability amounted to $19,574 and $24,706, respectively and is included in Deferred revenue, current portion ($5,118 and $5,132, respectively) and non-current portion ($14,456 and $19,574, respectively), in the accompanying consolidated balance sheets. The amortization during 2008 and 2007 amounted to $5,132 and $294, respectively and is included in voyage and time charter revenues in the accompanying consolidated statements of income.

8.	Contingencies:

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
DECEMBER 31, 2008
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

9.	Common Stock and Additional Paid-In Capital:

(a)
Preferred stock and common stock: Under the amended articles of incorporation in May 2008, discussed in Note 1, the Company’s authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)
Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company, on April 1, 2006. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS and (iv) the value of restricted stock granted by the Board of Directors to the Company’s executive management and non-executive directors under the Company’s incentive plan, described in note (c) below.

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

As of December 31, 2007, no awards were granted under the plan. In January 2008, the Company’s Board of Directors approved a policy for Annual Incentive Bonuses of up to approximately 3% of the Company’s annual net profit, consisting of cash bonuses and restricted stock. In February 2008, the Board of Directors approved the grant of 75,500 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s 2005 equity incentive plan and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will be vested over a period of 3 years, by one-third each year and are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. In September 2008, the Board of Directors approved the grant of 600,000 shares of restricted common stock to executive management and non-executive directors. The restricted shares will be vested over a period of six years (1/6 each year) and the grantees may receive dividends and exercise voting rights prior to vesting. Any unvested shares and all existing equity grants are to be vested in full and immediately in case of change of control of the Company.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The Company follows the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments. All share-based compensation provided to employees is recognized in accordance with the provisions of Statement 123(R) and Included in General and administrative expenses in the accompanying 2008 consolidated statement of income. The fair value of the 75,500 restricted shares was $2,347 and was determined with reference to the closing price of the Company’s stock on the date the agreements were signed ($31.09 per share). The fair value of the 600,000 restricted shares was $10,536 and was determined with reference to the closing price of the Company’s stock on the date the agreements were signed ($17.56 per share). The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods, of which $1,113 was recognized in 2008. At December 31, 2008, the total unrecognized cost related to restricted share awards was $11,771, of which $1,683 will be recognized until February 2011 and $10,088 until October 2014. Total dividends paid in 2008 to the holders of all restricted shares amounted to $820 and are recognized in the financial statements as a charge to retained earnings (Note 12).

On October 21, 2008, the Stock Incentive Plan was amended and restated. Under the amended and restated Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. The Company’s Board of Directors delegated to the members of the Compensation Committee its authority as Administrator of the Plan to vest restricted stock awards granted under the Plan in the event of the grantee’s death.

(d)
Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”): In April 2008, the Company entered into a Plan for 2,500,000 of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the Plan by making an initial investment. As at December 31, 2008 11,197 shares had been issued pursuant to the Plan.

(e)
Sales agency financing agreement (“SAFA” or the “Agreement”): In April 2008, the Company, Corozal Compania Naviera S.A., a corporation organized under the laws of Panama, and Ironwood Trading Corp., a corporation organized under the laws of the Republic of Liberia (collectively, the “Selling Shareholders”),  entered into a sales agency financing agreement with BNY Capital Markets, Inc. (“BNYCMI”) for the issuance and sale of $200,000 of the Company’s common stock and the sale of 2,500,000 shares of the Selling Shareholders. During the term of the agreement, the Company or the selling stockholders may deliver an issuance notice to BNYCMI specifying: (i) the length of the selling period, which may not exceed 20 consecutive trading days; (ii) the aggregate sales price of the common shares to be sold, which may not exceed $50,000 during any selling period without BNYCMI’s prior written consent; and (iii) the minimum price below which sales may not be made.

The Company or the selling stockholder, as the case may be, will pay BNYCMI a commission equal to 1.25% of the sales price of all shares sold through it as agent under the Agreement and reimburse BNYCMI for its reasonable documented out-of-pocket expenses, including fees and expenses of counsel, up to $100 in connection with the Agreement.

The offering of shares pursuant to the Agreement will terminate upon the earliest of (1) the sale of all shares of common stock subject to the sales agency financing agreement, (2) the third anniversary of the date of the sales agency financing agreement and (3) any time upon 30 days’ prior notice to BNYCMI.  BNYCMI may terminate the sales agency financing agreement upon one trading day’s notice in certain circumstances, including bankruptcy events relating to the Company, the Company’s failure to maintain the listing of common stock on the New York Stock Exchange or the occurrence of an event which has had or would reasonably be expected to have a material adverse effect on the Company. As at December 31, 2008 no shares were sold under the Agreement.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(f)
Stockholders Rights Agreement: In October 2008, the Company signed an amended and restated Stockholders Rights Agreement which removed Computershare Trust Company Inc. as its Rights Agent and replaced it with Mellon Investor Services LLC.  Pursuant to the amended and restated agreement, the Company may grant to certain of its stockholders the right to purchase one-thousandth of a share of the Company’s Series A preferred participating stock at the Exercise Price of $100 (one hundred US Dollars).

(g)
Share repurchase plan:  In December 2008, the Company entered into a share repurchase plan with Jefferies & Company, Inc. (the Broker), to repurchase shares of the Company’s outstanding common stock according to Rule 10b-18 promulgated under the Securities Act of 1934. The broker’s compensation under the program will be $0.02 per share purchased. Under the plan, the Company has the right to terminate the program or the broker at any time, purchase shares for its own account in privately negotiated transactions, appoint one or more other agents to repurchase shares, or suspend or terminate purchases at any time. As at December 31, 2008, no shares were repurchased under the plan.

10.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2008	2007	2006
Voyage Expenses
Port charges	8	1	2
Bunkers	(817)	(251)	70
Commissions charged by third parties	15,648	8,913	5,364
Commissions charged by a related party (Note 1.5)	-	-	497
Miscellaneous	164	34	126
Total	15,003	8,697	6,059
Vessel Operating Expenses
Crew wages and related costs	23,661	16,938	12,748
Insurance	4,695	2,963	2,274
Spares and consumable stores	7,948	6,604	5,557
Repairs and maintenance	2,923	2,223	1,490
Tonnage taxes (Note 13)	260	207	129
Miscellaneous	412	397	291
Total	39,899	29,332	22,489

11.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2008	2007	2006

Interest expense	5,372	5,508	3,055
Amortization and write-off of financing costs	86	111	128
Commitment fees	388	548	648
Other	5	227	55
Total	5,851	6,394	3,886

Interest expense for 2008 and 2007 includes an amount of $251 and $311, respectively relating to the financing method of accounting of the sale and leaseback transaction between DSS and Universal (Note 3).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

12.	Earnings per Share:

All shares issued (including the restricted shares issued under the Company’s Incentive Plan) are the Company’s common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings per share, does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Dividends declared during the period ended December 31, 2008 for non-vested shares, amounting to $820, are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes 182,568 shares, being the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.

	Basic EPS	Diluted EPS
Net income	$221,699	$221,699
Less: Dividends paid on restricted stock	(820)	-
Net income available to common stockholders	$220,879	$221,699

Weighted average number of common shares outstanding	74,375,686	74,375,686
Incremental shares	-	182,568
Total shares outstanding	74,375,686	74,558,254

EPS	$2.97	$2.97

13.	Income Taxes:

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2008, 2007 and 2006 taxable years and we have taken or will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on our United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in our stock were, in combination with our existing 5% shareholders, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2008, 2007 and 2006, the Company would be subject to U.S. federal income tax of approximately $0.5, $0.2 million and $0.25 million, respectively, in the absence of an exemption under Section 883.

14.	Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

15.	Subsequent Events:

(a)
Stock incentive plan: On January 16, 2009 the Company’s Board of Directors approved a cash bonus of about $2.0 million to all employees and executive management of the Company and 364,200 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s 2005 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors’ approval ($12.10 per share) was $4,407 and will be recognized in income ratably over the restricted shares vesting period which will be three years.