Form 20-F
period 2010-12-31
DIANA SHIPPING INC.
filed 2011-03-31
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from____________to____________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
E-mail: izafirakis@dianashippinginc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
________________None________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
________________None________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2010, there were 81,955,813 shares of the registrant's common stock outstanding

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

☐Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued Other ☐ by the International Accounting Standards Board ☐

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
☐ Yes   ☐ No

FORWARD-LOOKING STATEMENTS

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.        Offer Statistics and Expected Timetable

Not Applicable.

Item 3.        Key Information

A.          Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2010, 2009, 2008, 2007 and 2006 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Income Statement Data:
Time charter revenues	$275,448	$239,342	$337,391	$190,480	$116,101
Voyage expenses	12,392	11,965	15,003	8,697	6,059
Vessel operating expenses	52,585	41,369	39,899	29,332	22,489
Depreciation and amortization of deferred charges	53,083	44,686	43,259	24,443	16,709
Management fees	-	-	-	-	573
Executive management services and rent	-	-	-	-	76
General and administrative expenses	25,347	17,464	13,831	11,718	6,331
Gain on vessel sale	-	-	-	(21,504)	-
Foreign currency gains	(1,598)	(478)	(438)	(144)	(52)

Operating income	133,639	124,336	225,837	137,938	63,916
Interest and finance costs	(5,213)	(3,284)	(5,851)	(6,394)	(3,886)
Interest income	920	951	768	2,676	1,033

	As of and for the
	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Loss from derivative instruments	(1,477)	(505)	-	-	-

Insurance settlements for vessel un-repaired damages	-	-	945	-	-

Net income	$127,869	$121,498	$221,699	$134,220	$61,063

Less: Preferential deemed dividend	$-	$-	$-	$-	$(20,267)

Loss assumed by non controlling interests	$910	$-	$-	$-	$-

Net income attributed to Diana Shipping Inc.	$128,779	$121,498	$221,699	$134,220	$40,796

Earnings per common share, basic	$1.60	$1.55	$2.97	$2.11	$0.82

Earnings per common share, diluted	$1.59	$1.55	$2.97	$2.11	$0.82

Weighted average number of common shares, basic	80,682,770	78,282,775	74,375,686	63,748,973	49,528,904

Weighted average number of common shares, diluted	80,808,232	78,385,464	74,558,254	63,748,973	49,528,904

Cash dividends declared and paid per share	$-	$-	$3.31	$2.05	$1.50

Balance Sheet Data:
Cash and cash equivalents	$345,414	$282,438	$62,033	$16,726	$14,511
Total current assets	354,649	297,156	68,554	21,514	19,062
Vessels' net book value	1,160,850	979,343	960,431	867,632	464,439
Property and equipment, net	21,842	200	136	956	897
Total assets	1,585,389	1,320,425	1,057,206	944,342	510,675
Total current liabilities	32,510	32,386	20,012	20,964	7,636
Deferred revenue, non-current portion	4,227	11,244	22,502	23,965	146
Long-term debt (including current portion)	383,623	281,481	238,094	98,819	138,239
Total stockholders' equity	1,169,930	999,325	775,476	799,474	363,103

Cash Flow Data:
Net cash provided by operating activities	$178,292	$151,903	$261,151	$148,959	$82,370
Net cash used in investing activities	(252,313)	(73,081)	(108,662)	(409,085)	(193,096)
Net cash provided by / (used in) financing activities	136,997	141,583	(107,182)	262,341	104,007

As of and for the
Year Ended December 31,
2010	2009	2008	2007	2006
(in thousands of U.S. dollars,
except for share and per share data and average daily results)
Fleet Data:
Average number of vessels (1)	22.9	19.2	18.9	15.9	13.4
Number of vessels at end of period	25.0	20.0	19.0	18.0	15.0
Weighted average age of drybulk vessels at year-end (in years)	5.4	4.9	4.3	3.4	3.7
Weighted average age of containerships at year-end (in years)	0.6	-	-	-	-
Ownership days (2)	8,348	7,000	6,913	5,813	4,897
Available days (3)	8,208	6,930	6,892	5,813	4,856
Operating days (4)	8,180	6,857	6,862	5,771	4,849
Fleet utilization (5)	99.7%	98.9%	99.6%	99.3%	99.9%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$32,049	$32,811	$46,777	$31,272	$22,661
Daily vessel operating expenses (7)	6,299	5,910	5,772	5,046	4,592

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

(6)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$275,448	239,342	$337,391	$190,480	$116,101
Less: voyage expenses	(12,392)	(11,965)	(15,003)	(8,697)	(6,059)

Time charter equivalent revenues	$263,056	$227,377	$322,388	$181,783	$110,042

Available days	8,208	6,930	6,892	5,813	4,856
Time charter equivalent (TCE) rate	$32,049	$32,811	$46,777	$31,272	$22,661

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Demand for our dry bulk carriers is dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

While the dry bulk carrier charter market has recently strengthened, it remains significantly below the high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index, or BPI, and the Baltic Capesize Index represented a decline of 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. During 2010, the BDI ranged from a low of approximately 1,700 in July 2010 to a high of approximately 4,209 in May 2010. As of March 28, 2011, the BDI was 1,585. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The decline in the dry bulk carrier charter market has had and may continue to have additional adverse consequences for our industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

Negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers' shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business.

For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the continuing global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continue to be delivered in significant numbers.  As of March 1, 2011, dry bulk carrier newbuilding orders had been placed for an aggregate of more than 49% of the current global dry bulk carrier fleet, with deliveries expected during the next 34 months.  Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders.  While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.  If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter our vessels at all.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in North Africa and the Middle East and the presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Beginning in 2008, the frequency of piracy incidents increased significantly, and continues at a relatively high level through today, particularly in the Gulf of Aden off the coast of Somalia.  In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In April 2009, the Maersk Alabama, a 17,000-ton containership not affiliated with us, was seized by Somali pirates.  The ship was later released.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world's leading importers of dry bulk commodities.  The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and has threatened to send the Japanese economy into a recession.  As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear.  With the third largest economy in the world, a prolonged recovery period with a relatively stagnant Japanese economy could decrease dry bulk imports to that country.  This, in turn, could have a material adverse effect on our business and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world have and continue to experience weakened economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we have total outstanding indebtedness of $385.0 million (of principal balance) under our loan facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our shares to decline.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we could pay dividends, if declared.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends, if any, that we may pay to our shareholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, it could materially affect our operating results in the future.

Fuel, or bunker prices, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

For example, since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is possible that changes to inspection procedures, such as those described above, could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of dry bulk carriers has certain unique operational risks which could affect our earnings and cash flow.

The operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if any such dividends are declared.

Company Specific Risk Factors

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market value of our vessels is related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

As a result of the decline in the market value of our fleet, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

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

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration on commencement of the time charter from 21 months to 62 months for 21 of the vessels in our fleet and we may in the future employ additional vessels on longer term time charters. Currently, five of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends again.

Our earnings, and the amount of dividends if paid in the future, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 11 to 14 months. However, as part of our business strategy, 21 of our vessels are currently fixed on long-term time charters ranging in duration from 21 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers or container vessels that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Our investment in Diana Containerships Inc. exposes us to the risks of the containership market.

We currently own approximately 11% of Diana Containerships Inc., which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates; the reduction in demand for container shipping due to the recent global economic recession; increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade; and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships Inc., and could adversely affect our financial condition.

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

Our board of directors has suspended the payment of cash dividends as a result of market conditions in the international shipping industry. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.

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

Our policy, historically, was to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after accounting for cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan facilities, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

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

Since the completion of our initial public offering in March 2005, we have taken delivery of six Panamax dry bulk carriers, one Post-Panamax dry bulk carrier and eight Capesize dry bulk carriers, sold one of our Capesize dry bulk carriers and entered into two shipbuilding contracts for the construction of two Newcastlemax dry bulk carriers.  The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

We cannot assure you that we will be able to borrow amounts under our credit and loan facilities and restrictive covenants in our credit and loan facilities may impose financial and other restrictions on us.

We entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, amended in May 2006 to increase the facility amount to $300.0 million. In October 2009, we entered into loan agreements with Deutsche Bank AG and Bremer Landesbank, or Bremer, for a loan of $40 million, each, which we used to finance part of the construction cost of our Capesize dry bulk carriers, New York delivered in March 2010 and Houston delivered in October 2009, respectively. In October 2010, we entered into a loan agreement with Export – Import Bank of China and DNB NOR Bank ASA, for a loan of up to $82.6 million, to finance part of the acquisition cost of our Newcastlemax vessels that are under construction. As of December 31, 2010, we had $385.0 million outstanding under our facilities. We have used our loan facilities to finance vessel acquisitions. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit and loan facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•
pay dividends or make capital expenditures if we do not repay amounts drawn under our loan facilities, if there is a default under the loan facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

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

We cannot assure you that we will be able to refinance indebtedness incurred under our loan facilities.

We cannot assure you that we will be able to refinance indebtedness with equity offerings on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness than if we were able to refinance such amounts. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our loan facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our loan facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than us could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

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

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 14 Panamax dry bulk carriers, one Post-Panamax dry bulk carrier, eight Capesize dry bulk carriers and two newbuilding Newcastlemax vessels under construction, having a combined carrying capacity of 2.5 million dead weight tons (dwt) and a weighted average age of 5.6 years, excluding our newbuilding Newcastlemax vessels under construction.  As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2010, approximately 44% of our revenues derived from three charterers. During 2009, approximately 69% of our revenues derived from four charterers. During 2008, approximately 31% of our revenues derived from two charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Under the U.S. Internal Revenue Code of 1986, as amended,  or the "Code", 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2010 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source income.  For example, at December 31, 2010, our 5% shareholders owned approximately 18.0% of our outstanding common stock.  There is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a 5% or greater interest in our common stock were, in combination with our existing 5% shareholders, to own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2010 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. Please see the section of this Annual Report entitled "Taxation" under Item 10E for a more comprehensive discussion of U.S. federal income tax considerations.

U.S. federal tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company", or "PFIC", for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income".

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. Please see the section of this Annual Report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

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

Since we are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Certain existing shareholders will be able to exert considerable control over matters on which our shareholders are entitled to vote.

As of the date of this report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 14,923,018 shares, or approximately 18.1% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. "Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2010, 81,955,813 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.        Information on the Company

A.           History and development of the Company

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company's articles of incorporation were amended. Under the amended and restated articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands.  Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Bulk Carriers (USA) LLC, established in September 2006, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Business Development and Capital Expenditures and Divestitures

During 2008, we drew down an aggregate amount of $237.2 million under our revolving $300 million credit facility with the Royal Bank of Scotland and repaid an aggregate amount of $97.5 million. On December 31, 2008 an amount of $214.7 million was outstanding under the revolving credit facility, which was used to fund part of the purchase cost of the dry bulk carriers Salt Lake City and Norfolk delivered in December 2007 and February 2008, respectively.

On April 13, 2009, we entered into agreements with the shipbuilders, Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., and 4 Sweet Dreams S.A., a related party controlled by the two daughters of our Chairman and Chief Executive Officer, under which we:

-
acquired Gala Properties Inc. ("Gala"), that had a contract with the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., for the construction of the Houston, or Hull No. H1138 (delivered in October 2009), for a contract price of $60.2 million, as amended, in exchange for our ownership interest in our former subsidiary Eniwetok Shipping Company Inc., which had a contract with the shipbuilders for the construction of a separate 177,000 dwt Capesize drybulk carrier, identified as Hull No. H1108, for the contract price of $60.2 million, with a scheduled delivery date of June 30, 2010 (the  "Eniwetok contract"); and

-
acquired the charter party, which Gala had already entered into, for the Houston with Jiangsu Shagang Group Co. ("Shagang") or its nominee (with performance guaranteed by Shagang) providing for a gross charter hire rate of $55,000 per day for a period of a minimum of 59 months and a maximum of 62 months for a consideration of $15.0 million.

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

In 2009, we drew down an aggregate amount of $30.1 million under the loan facility with Fortis Bank to finance part of the first and the second installment of the construction cost of the Houston, and the second and third installment of the construction cost of the New York. After delivery of the Houston, in October 2009, the Company repaid $30.1 million of the outstanding loan and drew down $40.0 million under our loan facility with Bremer Landesbank.

In May 2009, we completed a secondary public offering in the United States under the Securities Act, of 6,000,000 shares of common stock at a price of $16.85 per share from which we received $98.4 million of net proceeds.

In October 2009, we, through our wholly-owned subsidiaries Gala Properties Inc. and Bikini Shipping Company Inc., entered into loan agreements with Bremer Landesbank and Deutsche Bank AG, respectively, for an amount of $40.0 million each, to finance part of the acquisition cost of our vessels Houston and New York, respectively.

In December 2009, we, through our wholly owned subsidiary Taka Shipping Company Inc. ("Taka"), entered into a Memorandum of Agreement with an unrelated third party to acquire the 76,436 dwt Panamax dry bulk carrier Melite (built 2004) for a total consideration of $35.1 million, of which a 10% advance or $3.5 million was paid in December 2009 and the balance of $31.6 million was paid in January 2010 when the vessel was delivered. The acquisition cost of the vessel was funded with funds drawn under our revolving credit facility with the Royal Bank of Scotland.

In January 2010, we established Diana Containerships Inc., or Diana Containerships, with the purpose of acquiring containerships, and we made an initial capital contribution of $500 in exchange for 500 common shares of Diana Containerships.

In March 2010, we took delivery of the New York and repaid $30.1 million under our loan agreement with Fortis Bank and therefore, our loan with Fortis Bank was terminated. We financed $40.0 million of the acquisition cost of the New York with funds drawn under our facility with Deutsche Bank AG that we entered into in October 2009.

In April 2010, we, through Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt for each subsidiary. Each newbuilding (H1234 to be named Los Angeles and H1235 to be named Philadelphia) has a contract price of $59.0 million and we expect to take delivery of the newbuildings during the fourth quarter of 2011 and the first quarter of 2012, respectively. However, according to the shipbuilding contract, the yard may deliver the vessels up to the second and third quarters of 2012, respectively. In April 2010, we paid an aggregate amount of $29.0 million representing the first installment of $14.5 million for each newbuilding and in November 2010 the second installment for Hull H1234, amounting to $5.8 million.

In April 2010, Diana Containerships completed the sale of an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the purchase/placement agreement, dated March 29, 2010, by and between Diana Containerships and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares, with aggregate net proceeds of $85.3 million. We invested $50.0 million in this private offering to acquire 3,333,333 common shares of Diana Containerships.

In June 2010, we and Diana Containerships terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and the services that were previously provided to us and to Diana Containerships by the consultants are provided by Diana Shipping Services, or DSS.  DSS has appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Simeon Palios, as broker to assist it in providing services to us and to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010.

In June 2010, Likiep Shipping Company Inc. and Orangina Inc., wholly owned subsidiaries of Diana Containerships, entered into memoranda of agreement with a third party company to acquire Hull 558 and Hull 559, named Sagitta and Centaurus, respectively, for the purchase price of Euro 37.3 million, each. Sagitta was delivered in June 2010 and its purchase price amounted to $45.7 million. Centaurus was delivered in July 2010 and its purchase price amounted to $47.2 million.

In July 2010, Diana Containerships, through its wholly owned subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into a loan facility with DnB NOR Bank ASA for up to $40.0 million to finance part of the acquisition cost of the two newbuilding containerships Centaurus and Sagitta.

In September 2010, we, through our wholly owned subsidiary, Majuro Shipping Company Inc., entered into a memorandum of agreement to purchase the dry bulk vessel East Sunrise 88, renamed Alcmene for the purchase price of $40.8 million and we paid 15% of the purchase price, or $6.1 million. The balance of $34.7 million was paid in November 2010, when the vessel was delivered.

In October 2010, we, through our wholly owned subsidiaries Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a loan agreement with the Export – Import Bank of China and DnB NOR Bank ASA to finance part of the acquisition cost of the newbuildings Hull H1234 to be named Los Angeles and Hull H1235 to be named Philadelphia, for an amount of up to $82.6 million. The loan is available until November 30, 2012 in two advances with each advance not exceeding the lower of $41.3 million and the 70% of the market value of the ship relevant to it.

In October 2010, we acquired Universal Shipping and Real Estates Inc., or Universal, and Diana Shipping Agencies S.A., or DSA, from Poinsettia Management Ltd., or Poinsettia, an entity affiliated with the Company's CEO and Chairman and with other executives, for an aggregate price of $21.5 million. Universal and DSA were entities controlled by Poinsettia, owning the real estate property which the Company was leasing as its principal executive offices in Athens, Greece. In October 2010, the building and land were transferred to DSS. Universal and DSA were subsequently dissolved.

In October 2010, Diana Containerships filed a registration statement on Form F-4, to register an aggregate of 2,558,997 common shares sold previously in the private offering. On October 19, 2010 the registration statement was declared effective.

In December 2010, Diana Containerships applied to list on the Nasdaq Global Market. Its shares became available to trade on January 3, 2011 on a "when issued basis" and its common shares became available for trading on January 19, 2011, on a "regular way" basis.

In January 2011, we distributed 2,667,015 shares or 80% of our interest in Diana Containerships to our shareholders of record on January 3, 2011 and as a result our ownership percentage of Diana Containerships reduced to approximately 11%. As a result of this partial spin-off, the consolidated financial statements of Diana Containerships will no longer be consolidated to our consolidated financial statements.

We also refer you to Item 5B – "Loan Facilities" for a discussion of our loan facilities.

B.           Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our existing fleet consists of 23 dry bulk carriers, of which 14 are Panamax, one is Post-Panamax and eight are Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.5 million dwt. In addition, in 2011 and 2012 we expect to take delivery of two newbuilding Newcastlemax vessels which are currently under construction with a combined carrying capacity of 0.4 million dwt.

As of December 31, 2010, our fleet consisted of 14 modern Panamax dry bulk carriers, one Post-Panamax, eight Capesize dry bulk carriers, and two container vessels, owned by Diana Containerships, that had a combined carrying capacity of approximately 2.6 million dwt, and a weighted average age of 5.4 years, excluding the container vessels owned by Diana Containerships and our Newcastlemax vessels under construction. At December 31, 2010, the weighted average age of the containerships was 0.6 years and their carrying capacity was 6,852 TEUs.

As of December 31, 2009, our fleet consisted of 13 modern Panamax dry bulk carriers and seven Capesize dry bulk carriers that had a combined carrying capacity of approximately 2.2 million dwt and a weighted average age of 4.9 years.  As of December 31, 2008, our fleet consisted of 13 modern Panamax dry bulk carriers and six Capesize dry bulk carriers that had a combined carrying capacity of approximately 2.0 million dwt and a weighted average age of 4.3 years.

During 2010, 2009 and 2008, we had a fleet utilization of 99.7%, 98.9% and 99.6%, respectively, our vessels achieved daily time charter equivalent rates of $32,049, $32,811 and $46,777, respectively, and we generated revenues of $275.4 million, $239.3 million and $337.4 million, respectively.

During 2010, Diana Containerships's fleet had a fleet utilization of 97.5%, achieved a daily time charter equivalent rate of $15,146 and generated revenues of $5.7 million. The results of Diana Containerships's fleet have been part of our consolidated results as of and for the period ended December 31, 2010.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 30, 2011.

Fleet Employment Profile (As of March 30, 2011)
Currently Diana Shipping's fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT DWT

Panamax Vessels

CORONIS	C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	6-Mar-12 - 21-Jun-12
2006 74,381

ERATO	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	4-Dec-11 - 4-Mar-12
2004 74,444

NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12
2006 73,546

CLIO	B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	8-Apr-12 - 8-Jun-12
2005 73,691

CALIPSO	B	$23,000	5.00%	Cargill International S.A., Geneva	4-Sep-10	20-Jul-11 - 19-Oct-11
2005 73,691

PROTEFS	B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18-Sep-08	18-Aug-11 - 18-Nov-11
2004 73,630

THETIS	B	$23,000	5.00%	Glencore Grain BV, Rotterdam	6-Mar-10	23-Feb-11
		$13,750	5.00%	Cargill International S.A., Geneva	23-Feb-11	23-Jan-12 - 23-Apr-12
2004 73,583

DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
2001 75,172

DANAE	A	$12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7-Apr-09	12-Apr-11 - 12-May-11	1,2
2001 75,106

OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12
2001 75,211

TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	3
2001 75,336

ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13
2001 75,247

NIREFS	A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12-Feb-10	28-Dec-11 - 27-Mar-12
2001 75,311

MELITE		$24,250	5.00%	J. Aron & Company, New York	29-Jan-10	1-Feb-11
		$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 1-Mar-13
2004 76,436

Post-Panamax Vessels

ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
2010 93,193

Capesize Vessels

NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13
2002 164,218

ALIKI		$45,000	4.75%	Cargill International S.A., Geneva	1-May-09	1-Mar-11

2005 180,235		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16

SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12
2005 171,810

SIDERIS GS	D	$36,000	5.00%	BHP Billiton Marketing AG	30-Nov-09	16-Oct-10
2006 174,186		$30,500			16-Oct-10	16-Feb-13 - 16-Jun-13

SEMIRIO	D	$31,000	5.00%	BHP Billiton Marketing AG	15-Jun-09	30-Apr-11 - 30-Jul-11
2007 174,261

BOSTON	D	$52,000	5.00%	BHP Billiton Marketing AG	13-Nov-07	28-Sep-11 - 28-Dec-11	4
2007 177,828

HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	5
2009 177,729

NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
2010 177,773

Vessels Under Construction

LOS ANGELES	E	N/A	N/A	N/A	N/A	N/A N/A	6,7
2012 206,000

PHILADELPHIA	E	N/A	N/A	N/A	N/A	N/A N/A	6,8
2012 206,000

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.

** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 Based on latest information received from charterers.
2 Augustea Oceanbulk Maritime Limitada, Madeira is a guaranteed nominee of Augustea Atlantica Srl, Naples.
3 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
4 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

5 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
6 Year of delivery and dwt based on shipbuilding contracts.
7 This newbuilding is also referred to as Hull H1234
8 This newbuilding is also referred to as Hull H1235

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues, a fixed management fee of $15,000 per month for each vessel in our operating fleet and a fixed monthly fee of $500 for vessels under construction. These amounts are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements.

DSS also provides to Diana Containerships commercial, technical, accounting, administrative, financial reporting and other services necessary for the operation of its business, pursuant to an Administrative Services Agreement and Vessel Management Agreements.  DSS receives a monthly fee of $10,000 for administrative services; a commission of 1% of the gross charterhire and freight earned by the vessels and a technical management fee of $15,000 per vessel per month for employed vessels; and will receive $20,000 per vessel per month for laid-up vessels, if any, owned by Diana Containerships. For 2010 and until January 18, 2011, such fees received by DSS, relating to the management services offered to Diana Containerships, have been eliminated from our consolidated financial statements as intercompany transactions. However, effective January 19, 2011, after the partial spin-off of Diana Containerships, they constitute part of our revenues.

Pursuant to the Broker Services Agreement, dated June 1, 2010, DSS has appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us and Diana Containerships.  Under the Broker Services Agreement, DSS pays to Diana Enterprises a commission of $1,652,000 per year for Diana Shipping Inc. and $1,040,000 per year for Diana Containerships. Such fees constitute part of our general and administrative expenses. Effective January 19, 2011, after the partial spin-off of Diana Containerships, fees relating to Diana Containerships do not constitute part of our expenses.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., BHP Billiton, Hanjin Shipping Company Ltd and Corus UK Limited. During 2010, three of our charterers accounted for 44% of our revenues; BHP Billiton (18%), Cargill International S.A., (16%) and Corus UK Limited (10%). During 2009, four of our charterers accounted for 69% of our revenues; Cargill International S.A., (23%), BHP Billiton (21%), Hanjin Shipping Company Ltd. (14%) and Corus UK Limited (11%). During 2008, two of our customers accounted for 31% of our revenues; Cargill International S.A., (16%) and BHP Billiton (15%).

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

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters along with the historically high charter hire rates for Panamax and Capesize vessels we had during 2010, we fixed 21 of our vessels on long-term time charters ranging in duration from 21 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

Other size categories occur in regional trade, such as Kamsarmax, with a maximum length of 229 meters, the maximum length that can load in the port of Kamsar in the Republic of Guinea. Other terms such as Seawaymax, Setouchmax, Dunkirkmax, and Newcastlemax also appear in regional trade.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2009, BDI ranged from a low of 772 in January 2009 to a high of 4,661 in November 2009, representing an increase of 504%. In 2010, BDI decreased from a high of 4,209 in May 2010 to a low of 1700 in July 2010 and has since declined; as of March 28, 2011, it closed at 1,585.

Vessel Prices

Dry bulk vessel values have declined as a result of the significant deterioration in charter rates. Consistent with these trends, the market value of our dry bulk carriers has also declined. Although charter rates and vessel values have increased since their low levels at the end of 2008, charter rates and vessel values remain significantly below the highs reached in May to June 2008, and there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

•
We have an experienced management team.  Our management team consists of experienced executives who each have, on average, more than 25 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 41 years of experience in the shipping industry.

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

•
We have a strong balance sheet and a low level of indebtedness.  We believe that our strong balance sheet and low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our loan facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations as of the date of this annual report. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill, that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. The United States ratified the Annex VI amendments, and the U.S. Environmental Protection Agency, or EPA, has promulgated equivalent emissions standards.

In March 2010, the IMO accepted the proposal by the United States and Canada to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls, expected to begin in August 2012, and may cause us to incur additional costs. The jurisdictions in which our vessels operate may adopt more stringent emissions standards independent of the IMO.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed as required.

International Labor Organization

The International Labor Organization (ILO) is a specialized agency of the UN that deals with labor issues with its headquarters based in Geneva, Switzerland. The International Labor Organization (ILO) has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate (MLC) and a Declaration of Maritime Labor Compliance (DMLC) will be required to ensure compliance with the Convention for all ships above 500 tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. Although at this moment no action is required since the convention has not been ratified (and all the above dates are only an estimation), we and our Safety & Quality department are already in the process of developing procedures for full compliance with the MLC 2006 requirements.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

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

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

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

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

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

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

A July 2005 EU Directive 2005/33/EC amends an earlier Directive, 1999/32/EC, relating to a reduction in the sulphur content of certain liquid fuels which itself amended Directive 93/12/EEC. One aspect of the 2005/33/EC amendments is Article 4b which requires that, from 1 January 2010, the fuel oil used by ships while 'at berth' in EU ports is to be limited to 0.1% m/m maximum sulphur content. More specifically article 4b requires that:

•	the change-over to this sulphur limited fuel oil is to be undertaken as soon as possible after arrival and from it as late as possible prior to departure; and

•	the times of these changeovers are to be recorded in the ship's logbook.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Our vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of the 2008/09/10/11 policy years.

C.           Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit 8.1.

D.           Property, plants and equipment

On October 8, 2010, we acquired 100% of the issued and outstanding shares of Universal Shipping and Real Estates Inc., or Universal, and Diana Shipping Agencies S.A., or DSA, the two companies that owned 100% of the real estate property consisting of building and land that we were leasing as our principal executive offices in Athens, Greece from Poinsettia Management Ltd., an entity affiliated with our CEO and Chairman and with other executives. The consideration of the transaction amounted to $21.5 million and was approved by an independent committee consisting of the independent members of the Board of Directors. On October 21, 2010 the building and land were transferred to DSS, and Universal and DSA were subsequently dissolved.

Apart from our interest in real estate property, our only other property interest is our interest in the vessels in our fleet.

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

A.           Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, 21 of our vessels are currently employed on long-term time charters ranging in duration from 21 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

•
TCE rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
Ownership days	8,348	7,000	6,913
Available days	8,208	6,930	6,892
Operating days	8,180	6,857	6,862
Fleet utilization	99.7%	98.9%	99.6%
Time charter equivalent (TCE) rate (1)	$32,049	$32,811	$46,777

(1)  Please see Item 3.A for a reconciliation of TCE to GAAP measures.

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk and container shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers and container vessels.

Our revenues grew significantly during the previous years as a result of the enlargement of our fleet, which increased our ownership, available and operating days. However, our revenues decreased during 2009 due to the drastic decline in market charter rates during the latter five months of 2008.  During 2010, our revenues increased due to the enlargement of our fleet and the consolidation of Diana Containerships's fleet. At the same time, we have maintained relatively high vessel utilization rates. We expect our revenues in 2011 to decrease, both as a result of the deconsolidation of Diana Containerships after its partial spin-off in January 2011 and the decreasing average market charter rates. Currently, five of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission has been eliminated from our consolidated financial statements as an intercompany transaction since April 1, 2006 (after DSS was acquired). During 2010, Diana Containerships has also paid our fleet manager a commission of 1%, which has also been eliminated from our consolidated financial statements as an intercompany transaction.

We expect that the amount of our total commissions will decrease due to decreased charter hire rates and revenues and the deconsolidation of Diana Containerships after its partial spin-off in January 2011. After the partial spin-off, the 1% commission paid by Diana Containerships will constitute revenue of DSS.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. In 2011, we expect these expenses to decrease due to the deconsolidation of Diana Containerships after its partial spin-off in January 2011. However, there may be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry and has been a historical average price of the cost of the light-weight ton of vessels being scrapped. Diana Containerships has estimated the useful life of containerships to be 30 years from the date of initial delivery from the shipyard and the salvage values of the vessels to be $200 per light-weight ton. We believe that both assumptions are common in the containerships industry. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days and during 2010 due to the consolidation with us of Diana Containerships and its fleet. We expect that these charges will decrease in 2011 due to the de-consolidation of Diana Containerships from us after its partial spin-off in January 2011.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager. They also increased during 2010 due to our ownership of Diana Containerships. In 2011 we expect such costs to decrease due to the de-consolidation of Diana Containerships from us after its partial spin-off in January 2011.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt.  As of December 31, 2010 and 2009, we had $385.0 million and $282.3 million of indebtedness outstanding, respectively. We incur interest expense and financing costs relating to our outstanding debt. We will incur additional debt to finance part of the construction cost of our vessels under construction and we may incur additional debt to finance future acquisitions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter. We had such varying rates pursuant to our time charter agreements for the Sideris GS, which expired in October 2010, the Aliki, which expired in March 2011 and the Semirio, expected to expire in 2011.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hiring management;

•	vessel surveying; and

•	vessel performance monitoring.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy.

Based on: (i) the carrying value of each of our vessels as of December 31, 2010, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2010, the aggregate carrying value of seven of the vessels in our fleet as of December 31, 2010 exceeded their aggregate charter-free market value by approximately $300.0 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31 2010, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these seven vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2010. However, as of the same date, all of those dry bulk vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2010 and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities" and "The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results." and the discussion herein under the heading Item 4.B. Business overview – Vessel Prices.

	Vessel	Dwt	Year Built	Carrying Value (in millions of US dollars)

Dry bulk vessels
1	Nirefs	75,311	2001	13.0
2	Alcyon	75,247	2001	13.0
3	Triton	75,336	2001	13.2
4	Oceanis	75,211	2001	13.3
5	Dione	75,172	2001	15.2
6	Danae	75,106	2001	15.3
7	Protefs	73,630	2004	16.3
8	Calipso	73,691	2005	16.6
9	Clio	73,691	2005	17.0
10	Thetis	73,583	2004	30.9
11	Erato	74,444	2004	31.1
12	Coronis	74,381	2006	34.2
13	Naias	73,546	2006	33.0
14	Sideris GS	174,186	2006	76.8 *
15	Aliki	180,235	2005	93.0 *
16	Semirio	174,261	2007	84.8 *
17	Boston	177,828	2007	96.9 *
18	Salt Lake City	171,810	2005	143.7 *
19	Norfolk	164,218	2002	116.0 *
20	Houston	177,729	2009	60.0
21	Melite	76,436	2004	33.6
22	New York	177,773	2010	61.0 *
23	Alcmene	93,193	2010	40.7
Total for dry bulk vessels		2,536,018		1,068.6

Dry bulk vessels under construction
1	H1234	206,000		20.6
2	H1235	206,000		14.7
Total for vessels under construction		412,000		35.3

Containerships
1	Sagitta	42,650	2010	45.2
2	Centaurus	42,650	2010	46.8
Total for containerships		85,300		92

Group Total		3,033,318		1,195.9

_______________________________

*
Indicates dry bulk vessels for which we believe, as of December 31, 2010, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $300 million.

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

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

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

Vessel Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is common in the dry bulk shipping industry. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. Diana Containerships has estimated the useful life of containerships to be 30 years from the date of initial delivery from the shipyard and the salvage values of the vessels to be $200 per light-weight ton. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

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

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

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

Derivatives

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. We currently have one collar agreement which is considered an economic, and not accounting, hedge, as it does not meet the hedge accounting criteria. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

Results of Operations

Year ended December 31, 2010 compared to the year ended December 31, 2009

Time Charter Revenues.    Time charter revenues increased by $36.1 million, or 15%, to $275.4 million for 2010, compared to $239.3 million for 2009. The increase was due to the 19% increase of our ownerships days resulting from the delivery of our new vessels to our fleet following our acquisition of the Melite, the New York and the Alcmene in January, March and November 2010, respectively, the delivery of the Houston in October 2009 and the consolidation of Diana Containerships's fleet in 2010. The increase was partly off-set by a 2% decrease of our average charter rates in 2010 compared to 2009. Time charter revenues of the Diana Containerships's fleet amounted to $5.7 million in 2010. Also, in 2010 we had total operating days of 8,180 and fleet utilization of 99.7%, compared to 6,857 total operating days and a fleet utilization of 98.9% in 2009.

Voyage Expenses.    Voyage expenses increased by $0.4 million, or 3%, to $12.4 million in 2010 compared to $12.0 million in 2009. This increase in voyage expenses is attributable to the increase in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues. The increase in voyage expenses was offset by gains in bunkers amounting to $0.7 million in 2010 compared to losses in bunkers of $0.8 million in 2009. These fluctuations are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year. Voyage expenses relating to Diana Containerships's fleet in 2010 amounted to $0.3 million.

Vessel Operating Expenses.    Vessel operating expenses increased by $11.2 million, or 27%, to $52.6 million in 2010 compared to $41.4 million in 2009. The increase in operating expenses is attributable to the 19% increase in ownership days resulting from the delivery of our new vessels to our fleet, the Melite, the New York and the Alcmene, in January, March and November 2010, respectively, the delivery of the Houston in October 2009 and the consolidation of Diana Containerships's fleet in 2010, and from increased daily costs in stores, spares and repairs. This increase was partly offset by reduced daily crew costs in 2010 compared to 2009. Daily operating expenses were $6,299 in 2010 compared to $5,910 in 2009, representing a 7% increase. Vessel operating expenses relating to Diana Containerships in 2010 amounted to $2.9 million or 5.5% of our total vessel operating expenses.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $8.4 million, or 19%, to $53.1 million for 2010, compared to $44.7 million for 2009. This increase is the result of both the enlargement of our dry bulk fleet and the consolidation of Diana Containerships's fleet, which resulted in increased depreciation in 2010 compared to 2009; and also the increase in amortization of deferred charges. Depreciation and amortization of deferred charges relating to Diana Containerships's fleet in 2010 amounted to $1.5 million.

General and Administrative Expenses.    General and Administrative Expenses for 2010 increased by $7.8 million, or 45%, to $25.3 million compared to $17.5 million in 2009. The increase is mainly attributable to increases in salaries and compensation cost relating to restricted stock awards to executive management and non-executive directors. We also incurred additional General and Administrative Expenses for Diana Containerships, which amounted to $3.5 million.

Interest and Finance Costs.    Interest and finance costs increased by $1.9 million, or 58%, to $5.2 million in 2010 compared to $3.3 million in 2009. The increase is primarily attributable to higher interest rates and higher average long term debt outstanding during 2010 compared to 2009. Interest costs in 2010 amounted to $4.6 million compared to $2.9 million in 2009. Interest and finance costs relating to Diana Containerships in 2010 amounted to $0.5 million, of which $0.3 million related to interest costs.

Interest Income. Interest income decreased by $0.1 million, or 10%, to $0.9 million in 2010 compared to $1.0 million in 2009. The decrease is attributable to decreased average interest rates on deposits and was partly offset by increased levels of cash on hand during the year. Interest income relating to Diana Containerships in 2010 amounted to $0.1 million.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Time Charter Revenues.    Time charter revenues decreased by $98.1 million, or 29%, to $239.3 million for 2009, compared to $337.4 million for 2008. The decrease is attributable to a 30% decrease of our average charter rates as a result of the deteriorating shipping rates in 2009 compared to 2008 that were a result of the disruptions in world financial markets and deteriorating economic trends since August 2008. This decrease, however, was partly offset by a 1% increase in ownership days following our acquisition of the Houston in October 2009. However, in 2009 we had total operating days of 6,857 and fleet utilization of 98.9%, compared to 6,862 total operating days and a fleet utilization of 99.6%, in 2008.

Voyage Expenses.    Voyage expenses decreased by $3.0 million, or 20%, to $12.0 million in 2009 compared to $15.0 million in 2008. This decrease in voyage expenses is attributable to the decrease in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues. The decrease in voyage expenses was offset by increased costs in bunkers amounting to $0.8 million in 2009 compared to gains of $0.8 million in 2008. These fluctuations are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year.

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

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $1.4 million, or 3%, to $44.7 million for 2009, compared to $43.3 million for 2008. This increase is the result of enlargement of our fleet which resulted in increased depreciation in 2009 compared to 2008 and the increase in amortization of deferred charges as in 2009, eight of the vessels in our fleet went under drydock surveys.

General and Administrative Expenses.    General and Administrative Expenses for 2009 increased by $3.7 million, or 27%, to $17.5 million compared to $13.8 million in 2008. The increase is mainly attributable to increases in salaries and compensation cost relating to restricted stock awards to executive management and non-executive directors.

Interest and Finance Costs.    Interest and finance costs decreased by $2.6 million, or 44%, to $3.3 million in 2009 compared to $5.9 million in 2008. The decrease is primarily attributable to lower interest rates related to long-term debt outstanding. Interest costs in 2009 amounted to $2.9 million compared to $5.4 million in 2008.

Interest Income. Interest income increased by $0.2 million, or 25%, to $1.0 million in 2009 compared to $0.8 million in 2008. The increase is attributable to increased levels of cash on hand during the year and was partly offset by decreased average interest rates on deposits.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.           Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $322.1 million at December 31, 2010 and $264.8 million at December 31, 2009.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As at December 31, 2010, we had $345.4 million of Cash and cash equivalents, $9.3 million available under our revolving credit facility with the Royal Bank of Scotland to finance future vessel acquisitions or for working capital purposes and up to $82.6 million available under our loan facility with the Export-Import Bank of China and DnB NOR Bank ASA, to finance part of the construction cost of our two vessels under construction.

Cash Flow

Cash and cash equivalents increased to $345.4 million as of December 31, 2010 compared to $282.4 million as of December 31, 2009.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $26.4 million, or 17%, to $178.3 million in 2010 compared to $151.9 million in 2009. The increase was primarily attributable to the increase in revenues due to the addition in our fleet of our vessels Melite, New York and Alcmene in January, March and November 2010, respectively and the delivery of the Houston in October 2009 and was partly offset by operating losses incurred by Diana Containerships's fleet.

Net cash provided by operating activities decreased by $109.3 million, or 42%, to $151.9 million in 2009 compared to $261.2 million in 2008. The decrease was primarily attributable to the decrease in the charter rates, which resulted in decreased revenues.

Net Cash Used In Investing Activities

Net cash used in investing activities was $252.3 million in 2010, which consists of $35.3 million of advances for our vessels under construction; $202.9 million of amounts paid for vessel acquisitions; $21.5 million for the acquisition of the real estate property which we were leasing as our principal executive offices in Athens; $7.7 million of investments in time deposits transferred to cash and cash equivalents; and $0.3 million relating to purchases of furniture, equipment and software development costs.

Net cash used in investing activities was $73.1 million in 2009, which consists of $65.2 million of advances for vessels under construction; $7.7 million of investments in long term time deposits; and $0.2 million relating to purchases of furniture and equipment.

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

Net Cash Provided By / Used In Financing Activities

Net cash provided by financing activities was $137.0 million in 2010, which consists of $138.5 million of proceeds drawn under our loan facilities and $35.8 million of indebtedness that we repaid; $35.2 million of contributions received by Diana Containerships from third parties (non-controlling interests) in a private offering in April 2010; $0.1 million proceeds received under our dividend reinvestment plan; and $1.0 million that we paid in financing costs relating to our new loan agreements.

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

Net cash used in financing activities in 2008 amounted to $107.2 million and consists of $237.2 million of proceeds drawn under our revolving credit facility for the acquisition of the Salt Lake City and the Norfolk; $97.5 million of indebtedness that we repaid under our revolving credit facility with the Royal Bank of Scotland and $0.1 million proceeds we received under our dividend reinvestment plan and $247.0 million of dividends paid to shareholders.

Loan Facilities

In February 2005, we entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc., which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million that expired in March 2008. We draw funds under our $300.0 million credit facility to fund acquisitions and, as necessary, to fund our working capital needs.

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

The credit facility has commitment fees of 0.25% per annum on the amount of the undrawn balance of the facility, payable quarterly in arrears. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR. During 2010 and 2009, the weighted average interest rate relating to the amounts drawn under the credit facility was 1.10% and 1.29%, respectively.

As of December 31, 2010 and as of the date of this annual report, we had $290.7 million of principal balance outstanding under our $300.0 million revolving credit facility.

The credit facility contains financial and other covenants requiring us, among other things, to ensure that the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 120% of the aggregate principal amount of debt outstanding under the facility and the notional or actual cost of terminating any relating hedging arrangements; our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets; we maintain $0.40 million of liquid funds per vessel in the fleet financed through the credit facility, to the extent that the available working capital portion of the credit facility does not exceed such amount.

For the purposes of the credit facility, our "total assets" are defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements.

The credit facility contains general covenants that require us to maintain adequate insurance coverage and to obtain the lender's consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period, or enter into a new line of business. In addition, the credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenants, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. Our obligations under our credit facility are secured by a first priority or preferred ship mortgage on certain vessels in our fleet and such other vessels that we may from time to time include with the approval of our lenders; and a first assignment of all freights, earnings, insurances and requisition compensation; corporate guarantees; and pledges of the outstanding stock of our subsidiaries. We may grant additional security from time to time in the future. Our credit facility does not prohibit us from paying dividends as long as an event of default has not occurred.

In November 2006, we, through Eniwetok Shipping Company Inc. and Bikini Shipping Company Inc., entered into a loan agreement with Fortis Bank for a secured term loan of up to $60.2 million and a guarantee facility of up to $36.5 million, which we used to finance the pre-delivery installments of our vessels that were under construction (Hull H1107 and Hull H1108). In April 2009, we entered into a supplemental loan agreement with Fortis Bank to amend and restate the existing loan agreement, so as to include in the loan agreement our new wholly owned subsidiary Gala Properties Inc., owner of the Houston, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, the bank consented to the termination of our contract for the construction of one of our vessels included in the loan agreement, the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the Houston (Hull H1138) and certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement, the bank also agreed to reduce the shareholding required to be beneficially owned by the Palios and Margaronis families from 20% to 10%.

Our $60.2 million loan facility with Fortis Bank was terminated in February 2010, after we repaid all of our outstanding indebtedness on delivery of the New York.

In October 2009, we, through Gala Properties Inc., entered into a loan agreement with Bremer Landesbank to partly finance or, as the case may be, refinance the contract price of the Houston for an amount of $40.0 million. The loan has a term of ten years and is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum for the first two years, or the Initial Margin Application Period. Upon expiration of the Initial Margin Application Period, Bremer will propose a new margin for the remaining security period or part thereof, for agreement by Gala Properties Inc. We drew down the loan amount of $40.0 million in November 2009 after the delivery of the Houston in October 2009. During 2010 and 2009, the weighted average interest rate was 2.48% and 2.39%, respectively.

The loan is secured by a first priority or preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event we breach certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 120% of the outstanding balance of the loan). Furthermore, we are not permitted to pay any dividends if an event of default has occurred and for the duration of the loan we are required to maintain sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least 12 months prior to such a survey.

As of December 31, 2010 and as of the date of this annual report, we had $36.4 million and $35.5 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Bremer Landesbank.

In October 2009, we, through Bikini Shipping Company Inc., entered into a loan agreement with Deutsche Bank AG to partly finance or, as the case may be, refinance the contract price of the New York for an amount of $40.0 million but not exceeding 80% of the fair value of the vessel. The loan has a term of five years and is repayable in 19 quarterly installments of $0.6 million, or the 1.50% of the loan amount and a 20th installment equal to the remaining outstanding balance of the loan. The loan bears interest at Libor plus a margin of 2.40% per annum. We drew down the loan amount of $40.0 million in March 2010 on the delivery of the New York. During 2010, the weighted average interest rate was 2.76%.

The loan is secured by a first priority or preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event we breach certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 125% of the outstanding balance of the loan), minimum liquidity of $0.4 million, average cash balance of $10.0 million, and other financial covenants. Furthermore, we are not permitted to pay any dividends that would result in a breach of the financial covenants.

As of December 31, 2010 and as of the date of this annual report, we had $38.2 million and $37.6 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Deutsche Bank.

In July 2010, Diana Containerships through its subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus for an amount of up to $40.0 million in two advances for each vessel with each advance not exceeding the lower of $10.0 million and the 25% of the market value of the vessel relevant to it.

The repayment of the loan is in 24 quarterly installments of $165,000 for each advance and a balloon of $6.04 million payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $0.4 million was paid on signing the facility agreement. The loan bears commitment fees of 0.96%, on the undrawn part of the loan.

As of December 31, 2010, we had $19.7 million of principal balance outstanding. During 2010, the weighted average interest rate was 2.82%. As of the date of this annual report, Diana Containerships and its subsidiaries are no longer consolidated to our consolidated financial statements, after its partial spin-off in January 2011.

In October 2010, we, through our wholly owned subsidiaries, Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a loan agreement with the Export – Import Bank of China and DnB NOR Bank ASA to finance part of the acquisition cost of our newbuildings Hull 1234, to be named "Los Angeles", and Hull 1235, to be named "Philadelphia", for an amount of up to $82.6 million. The loan is available until November 30, 2012 in two advances with each advance not exceeding the lower of $41.3 million and the 70% of the market value of the ship relevant to it. The repayment of the loan will be made in 40 quarterly installments of $692,500 for each advance and a balloon of $13.6 million payable together with the last installment. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan will bear interest at LIBOR plus a margin of 2.50% per annum.  The loan bears commitment fees of 0.50% per annum, on the undrawn portion of the loan and an agency fee of $10,000 paid annually until full repayment of the loan. An arrangement and structuring fee of $619,500 was paid on signing the agreement along with the payment of the annual agency fee.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from Diana Shipping Inc. and manager's undertakings. The lender may also require additional security, if at any time the market value of the ships becomes less than the 125% of the aggregate of (a) the Loan and (b) the Swap Exposure. Additionally, the borrowers are required to maintain minimum liquidity of $0.4 million at each operating account, and the guarantor is required to maintain net worth of not less than $150.0 million and at least 25% of the total assets and an average cash balance of $10.0 million. As at December 31, 2010, and the date of this annual report, we did not have any balance outstanding under this loan facility.

Currently, 12 of our vessels have been provided as collateral to secure our credit facility with the Royal Bank of Scotland; one vessel has been provided as collateral to secure our loan facility with Bremer Landesbank; and one vessel to secure our loan facility with Deutsche Bank AG.

Currently, we believe we are in compliance with all covenants relating to our loan facilities.

As of December 31, 2010, 2009 and 2008 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2010, the fair value of the floor resulted in losses of $1.2 million and the fair value of the cap in gains of $0.2 million, resulting in an aggregate loss of $1.0 million compared to $0.2 million in 2009. Also during 2010 and 2009, we incurred additional realized losses of $0.7 million and $0.3 million, respectively, and unrealized losses of $0.8 million and $0.2 million respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. Currently, we have contractual obligations relating to the construction of our two newbuildings, which as of December 31, 2010 and the date of this annual report amounted to $83.2 million. We have entered into a loan agreement with the Export – Import Bank of China and DnB NOR Bank ASA for an amount of up to $82.6 million to finance part of the construction cost of the vessels and the remaining balance will be paid with cash on hand.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we fund with cash on hand.

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

Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Market conditions have affected our earnings in 2009, which decreased compared to 2008. In 2009 charter rates increased from their low levels experienced at the end of 2008 and the beginning of 2009, but decreased again in 2010, thus affecting the average time charter rate we achieved during 2010 and compared to 2009. In the beginning of 2011, the BDI, which has decreased further than the lows of 2010, indicates even lower charter rates. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2010:

	Payments due by period
	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. dollars)
Long term debt (1)\	$7,320	$65,340	$100,840	$211,470	$384,970
Shipbuilding contracts (2)	$56,100	$27,100	-	-	$83,200
Broker services agreements (3)	$2,692	$5,384	$3,814	-	$11,890
Total	66,112	97,824	104,654	211,470	480,060

(1)
As of December 31, 2010, we had an aggregate principal of $385.0 million of indebtedness outstanding under our loan facilities, of which $19.7 million related to Diana Containerships. This indebtedness was incurred in connection with the acquisition of dry bulk vessels and containerships and does not include projected interest payments which are based on LIBOR plus a margin. Effective January 19, 2011 Diana Containerships has been de-consolidated from our consolidated financial statements and since that date the related portion of outstanding debt does not constitute our contractual obligation.

(2)
As of December 31, 2010, we had paid the 1st and 2nd predelivery installments for the construction of Hull H1234, to be renamed Los Angeles, amounting to $20.3 million and the 1st predelivery installment for the construction of the Hull H1235, to be renamed Philadelphia, amounting to $14.5 million. According to our shipbuilding contracts, the vessels are expected to be delivered to us in the second and third quarter of 2012. However, the shipyard has informed us that they may deliver H1234 in the fourth quarter of 2011 and H1235 in the first quarter of 2012. Our contractual obligations for the construction of the two hulls are presented in accordance with the latest information from the shipyard.

(3)
On June 1, 2010, we and Diana Containerships terminated our existing Consultancy Agreements with companies controlled by our executive officers and the services that were previously provided to us and Diana Containerships by the consultants are provided by DSS. DSS has appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us and to Diana Containerships pursuant to two separate Broker Services Agreements, both dated June 1, 2010, for an annual fee of $1.7 million and $1.0 million, respectively. Effective January 19, 2011 Diana Containerships has been de-consolidated from our consolidated financial statements and since that date the related contract does not constitute our contractual obligation.

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

Name	Age	Position
Simeon Palios	69	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	55	Class I Director and President
Ioannis Zafirakis	39	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	39	Chief Financial Officer and Treasurer
Maria Dede	38	Chief Accounting Officer
William (Bill) Lawes	67	Class II Director
Konstantinos Psaltis	72	Class II Director
Boris Nachamkin	77	Class III Director
Apostolos Kontoyannis	62	Class III Director

The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2011.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships since January 13, 2010. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 41 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships since January 13, 2010. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 28 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999 and has served as the Director, Chief Operating Officer and Secretary of Diana Containerships since January 13, 2010. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since March 8, 2006 and has served in these positions with Diana Containerships since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

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

B.           Compensation

The aggregate compensation to members of our senior management for 2010, 2009 and 2008 was $1.4 million, $2.3 million and $1.9 million, respectively. In 2011, 2010 and 2009 our senior management received a cash bonus of $0.4 million, $1.2 million and $1.0 million respectively, relating to 2010, 2009 and 2008 performance, respectively. Since June 1, 2010, DSS entered into two Broker Services Agreements with Diana Enterprises, a related party, to provide brokerage services to us and Diana Containerships. Under these agreements, which are described in Item 7B. "Related Party Transactions", we pay an annual fee of $1.7 million and Diana Containerships pays annual fees of $1.0 million. We consider that fees paid under those agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. In 2010, brokerage services amounted to $1.6 million. Diana Enterprises also received an amount of $0.8 million, in 2011 as bonus for the performance of 2010.

Also, in 2011, 2010 and 2009, our senior management received an aggregate of 499,575 shares, 423,886 shares and 315,400 shares, respectively of restricted common stock to vest ratably over three years, relating to 2010, 2009 and 2008 performance, respectively. In 2008, our senior management also received 500,000 and 65,100 restricted shares of common stock to vest ratably over six years and three years, respectively. All restricted stock has been awarded in accordance with the terms and conditions of the incentive plan we have had in place since 2005. In 2010, our senior management also received 213,331 shares of restricted stock awards of Diana Containerships, 25% of which vested in 2010 and the remaining will vest ratably over three years by one third each year.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2010, 2009 and 2008 fees and expenses of our non-executive directors amounted to $0.4 million, $0.3 million and $0.2 million, respectively. In addition to that, in 2011, 2010 and 2009, non-employee directors received an aggregate of 116,480 shares, 96,040 shares and 48,800 shares, respectively, of restricted common stock to vest ratably over three years. In 2008 they also received 100,000 and 10,400 restricted shares of common stock to vest ratably over six years and three years, respectively.

In 2010, 2009 and 2008, compensation cost relating to the aggregate amount of restricted stock awards amounted to $7.5 million, $3.9 million and $1.1 million, respectively. We do not have a retirement plan for our officers or directors.

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

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law. Our executive directors have employment agreements, which, if terminated without cause, entitle them to continue receiving their basic salary through the date of the agreement's expiration.

D.           Crewing and Shore Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our fleet manager and the average number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	Year Ended December 31,
	2010	2009	2008
Shoreside	58	46	44
Seafaring	577	445	422
Total	635	491	466

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

In 2011, 2010, 2009 and 2008 an aggregate of 616,055 shares, 519,926 shares, 364,200 shares and  75,500 shares, respectively, of restricted common stock were awarded by the Board of Directors to all executives and non-executive directors, relating to 2010, 2009, 2008 and 2007 performance, respectively. The shares awarded relating to the 2007 performance have been fully vested and the remainder vest ratably over three years. Also in 2008, an additional aggregate of 600,000 shares was issued to executives and non-executive directors, to vest ratably over six years. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. Currently, 624,319 shares of common stock are reserved for issuance under the plan.

Item 7.        Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	14,923,018	18.1%

	All officers and directors as a group (2)	16,283,341	19.7%

(1)
Currently, Mr. Simeon Palios beneficially owns 636,478 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2008, 2009, 2010 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 19.30%, 17.54%, 17.4% and 17.3%, respectively, of our common stock.

(2)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect shareholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Margaronis, Zafirakis and Michalopoulos, each executive officers of ours, own shares of our common stock of less than 1% each.

B.           Related Party Transactions

Universal Shipping and Real Estates Inc.

Until October 8, 2010, we were paying rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. On October 8, 2010, we acquired Universal and on October 21, 2010 we transferred the building and land owned by Universal to DSS, and Universal was subsequently dissolved. In 2010, 2009 and 2008, we paid rent amounting to about $304,000, $216,000 and $231,000, respectively. In 2010 and 2009 rent expense was classified in General and administrative expenses and in 2008 rent expense was classified as interest expense of a financing lease in Interest and finance costs.

Diana Shipping Agencies S.A.

Until October 8, 2010, we were paying rent for our office space to Diana Shipping Agencies S.A., or DSA, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. On October 8, 2010, we acquired DSA and on October 21, 2010 we transferred the building and land owned by DSA to DSS. DSA was subsequently dissolved. In 2010, 2009 and 2008, we paid rent amounting to $283,000, $146,000 and $156,000, respectively, classified in General and administrative expenses.

Consultancy Agreements

Until June 1, 2010, we and Diana Containerships had consulting agreements with companies owned by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Michalopoulos. In 2010, 2009 and 2008, we paid to these companies $1.2 million, $2.0 million and $1.7 million respectively, for services provided by their owners and performed outside of Greece. On June 1, 2010, when the consultancy agreements were terminated, we entered into brokerage services agreements with Diana Enterprises, as described below.

Diana Enterprises Inc.

On June 1, 2010, DSS entered into two agreements with Diana Enterprises, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, to provide brokerage services. The first agreement was made on behalf of Diana Shipping Inc. for an annual fee of $1.7 million and the second agreement was made on behalf of Diana Containerships, for an annual fee of $1.0 million. Both agreements have a term of five years and the fees are paid quarterly in advance. During 2010, brokerage fees amounted to $1.6 million. In 2011, Diana Enterprises also received an amount of $0.8 million, as bonus for the 2010 performance. Effective January 19, 2011 after the partial spin-off of Diana Containerships, the relevant fees relating to Diana Containerships are being reimbursed to us by Diana Containerships and do not constitute part of our expenses.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2010, 2009 and 2008 amounted to $1.6 million, $1.4 million and $1.5 million, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Until September 30, 2010, we were also paying rent to Altair for the lease of office and parking space, which for 2010, 2009 and 2008 amounted to about $76,000, $19,000 and $19,000, respectively, classified in General and administrative expenses. In September 2010, Altair sold its property to Universal and as of that date our lease agreement with Altair was terminated.

Poinsettia Management Ltd.

On October 8, 2010, we entered into two transfer agreements with Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with our CEO and Chairman and with other executives, whereby we acquired 100% of the issued and outstanding shares of Universal and DSA from Poinsettia for a total consideration of $21.5 million. After Altair sold its property to Universal, Universal and DSA together owned 100% of the real estate property, building and land, we were leasing and using for our principal executive offices in Athens, Greece. The transaction was approved by an independent committee appointed by our Board of Directors and consisting of the independent members of the Board of Directors. This independent committee addressed all issues in connection with this acquisition and evaluated the merits and fairness of the consideration of the transaction. The Independent Committee considered specific facts and circumstances and the developments in the domestic real estate market, obtained financial, legal and other advice as deemed appropriate and utilized multiple valuation approaches from different sources in its analysis, including but not limited to: i) independent market valuations for the entities' real property based on comparable real estate prices, ii) independent assessment of the physical condition of the real property, its fixtures and other infrastructure included within the real property and iii) discounted cash flow analyses (with reference also to the present value of the future lease outflows based upon the Company's then existing lease agreements for office space). Based upon the various inputs discussed above, the independent committee determined that the transaction was in our and our shareholders' best interests and recommended the transaction to the Board for an aggregate purchase price not to exceed $21.5 million. On October 21, 2010 the building and land were transferred from Universal and DSA to DSS, and Universal and DSA were subsequently dissolved.

Administrative Services Agreement

On April 6, 2010, Diana Containerships entered into an Administrative Services Agreement with DSS, whereby DSS provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Diana Containerships pays DSS a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and will automatically renew for successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by Diana Containerships (i) upon thirty days' written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to Diana Containerships (iv) if the holders of a majority of Diana Containerships's outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and Diana Containerships is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months' notice to Diana Containerships; (ii) if Diana Containerships materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of Diana Containerships; (b) the Manager's receipt of written notice from Diana Containerships that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager's receipt of the written notice in the preceding clause (b). If Diana Containerships has knowledge that a change of control of Diana Containerships will occur, it is required to give prompt written notice thereof to the Manager.

As at December 31, 2010, such administrative services fees received by DSS have been eliminated from our consolidated financial statements as intercompany transactions. However, after the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such fees will constitute part of our revenues.

Vessel Management Agreements

DSS also provides commercial and technical management services for Diana Containerships's vessels under separate vessel management agreements with Diana Containerships's vessel owning subsidiaries entered into on June 8, 2010. The vessel management agreements continue unless terminated by either party giving three months' written notice; provided that Diana Containerships may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing Diana Containerships's relationships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any.

As at December 31, 2010, such management fees received by DSS have been eliminated from our consolidated financial statements as intercompany transactions. However, after the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such fees will constitute part of our revenues.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors.  In 2008, 2007 and 2006, we declared and paid dividends of $3.31 per share, $2.05 per share and $1.50 per share, respectively, representing our cash available from operations. However, as a result of market conditions in the international shipping industry and in line with our dividend policy, as of November 2008, our board of directors decided to suspend the payment of future dividends. We believe that this suspension enhances our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt. In December 2010, our board of directors resolved to distribute 2,667,015 shares of Diana Containerships, or 80% of our interest, as a stock dividend to all shareholders on a pro-rata basis. As a result of this decision, an information statement was prepared and filed in January 2011. In December 2010, Diana Containerships applied for its listing in Nasdaq Global Market where its shares started to trade on January 3, 2011 on a "when issued" basis and on January 19, 2011, on a "regular way" basis. As a result of this partial spin-off, Diana Containerships, effective January 19, 2011, is no longer consolidated to our consolidated financial statements.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Also our credit facilities prohibit the payment of dividends should an event of default arise.

We believe that, under current law, any dividends that we have paid and may pay in the future from earnings and profits constitute "qualified dividend income" and as such are generally subject to a 15% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation was previously introduced in the United States Congress, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income." Please see the section of this annual report entitled "Taxation" under Item 10.E for additional information relating to the tax treatment of our dividend payments.

B.           Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9.        The Offer and Listing

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure for the last five full financial years with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2011		2010		2009		2008		2007		2006
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$16.27	$11.19	$18.52	$10.15	$31.66	$7.24	$44.82	$15.79	$13.55	$11.19

1st quarter			$16.27	$13.26	$16.89	$10.15
2nd quarter			15.82	11.19	18.52	11.73
3rd quarter			13.39	11.46	14.98	12.01
4th quarter			14.08	11.82	17.97	12.61

September			$12.93	$12.11
October			14.08	12.51
November			14.03	12.63
December			13.53	11.82
January	$12.52	$11.59
February	12.64	11.74
March 1 - 29	12.59	11.50

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 82,573,242. We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C.           Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, Item 4.A for a discussion of our agreement with 4 Sweet Dreams S.A., and item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios.

D.           Exchange Controls

Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.           Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, (the "Treasury Regulations"), administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company's Shipping Income

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

Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping Income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source Shipping Income. Shipping Income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. federal income taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its Shipping Income is considered derived from sources within the United States.

In the year ended December 31, 2010, approximately 3.4% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 1.7% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2010. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $0.2 million for the year ended December 31, 2010.

Application of Exemption under Section 883 of the Code

Under the relevant provisions of Section 883 of the Code and the final Treasury Regulations promulgated thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source Shipping Income if:

(1)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the Shipping Income for which exemption is being claimed under Section 883 of the Code, or the "Country of Organization Requirement"; and

(2)	It can satisfy any one of the following two stock ownership requirements:

•
more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the "50% Ownership Test"; or

•	its stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, or the "Publicly Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns Shipping Income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the Country of Organization Requirement.

For the 2010 tax year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2010 taxable year.

Under the Treasury Regulations, the Company's common stock will be considered to be "regularly traded" on the NYSE if: (1) more than 50% of its common stock, by voting power and total value, is listed on the NYSE, referred to as the "Listing Threshold", (2) its common stock is traded on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or one-sixth of the days during a short taxable year), which is referred to as the "Trading Frequency Test"; and (3) the aggregate number of shares of its common stock traded on the NYSE during the taxable year is at least 10% of the average number of shares of its common stock outstanding during such taxable year (as appropriately adjusted in the case of a short taxable year), which is referred to as the "Trading Volume Test".  The Trading Frequency Test and Trading Volume Test are deemed to be satisfied under the Treasury Regulations if the Company's common stock is regularly quoted by dealers making a market in the common stock.

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2010 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or "5% Shareholders", who each own 5% or more of the value of such stock, or the "5% Override Rule."  For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the U.S. Securities and Exchange Commission.

For more than half the days during the 2010 taxable year, only 18.0% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company is not subject to the 5% Override Rule, and therefore believes that it has satisfied the Publicly Traded Test for the 2010 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2010 taxable year, and intends to take this position on its 2010 U.S. federal income tax returns.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source Shipping Income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions, which is referred to as the "4% Gross Basis Tax Regime". Since under the sourcing rules described above, no more than 50% of the Company's Shipping Income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

Based on its U.S. source Shipping Income for the 2010 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $0.2 million of U.S. federal income tax under the 4% Gross Basis Tax Regime.

The 4% Gross Basis Tax Regime would not apply to U.S. source Shipping Income to the extent considered to be "effectively connected" with the conduct of a U.S. trade or business.  In the absence of exemption under Section 883 of the Code, such "effectively connected" U.S. source Shipping Income, net of applicable deductions, would be subject to U.S. federal income tax currently imposed at corporate rates of up to 35%.  In addition, earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and certain interest paid or deemed paid attributable to the conduct of the U.S. trade or business may be subject to U.S. federal branch profits tax imposed at a rate of 30%.  The Company's U.S. source Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if: (1) the Company has, or is considered to have, a fixed place or business in the United States involved in the earning of Shipping Income; and (2) substantially all of the Company's U.S. source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, is attributable to a fixed place of business in the United States.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to Holders at preferential U.S. federal income tax rates (currently through the end of 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a "PFIC", for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such Holder held the Company's common stock, either:

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, such passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service, or the "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election".

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder's income.  Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Company's common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such Holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a "Non-Electing Holder", would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax  deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of our common stock that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable in the United States only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, the gain is taxable in the United States only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from our common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, that is effectively connected with the conduct of that U.S. trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, such Holder's earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a Holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal "backup withholding" if paid to a U.S. Non-Corporate Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a Holder sells his common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both backup withholding and information reporting unless the Holder establishes an exemption. If a Holder sells his common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a Holder outside the United States, if the Holder sells his common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

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

I.           Subsidiary information

Not Applicable.

Item 11.      Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities. At December 31, 2010, we had $385.0 million of principal balance outstanding under our loan agreements of which $290.7 million was under our revolving credit facility with the Royal Bank of Scotland; $36.4 million was under our loan facility with Bremer Landesbank, $38.2 million was under our loan facility with Deutsche Bank AG and $19.7 million was under the loan facility of Diana Containerships with DnB NOR Bank. Total interest incurred under our long-term debt in 2010 amounted to $5.0 million, out of which $0.3 million was capitalized. Interest costs, net of interest capitalized, are included in Interest and finance costs in our consolidated statement of income.

In 2010, the weighted average interest rate for our facilities was 1.46% and the respective interest rates ranged from 1.03% to 2.94%, including margins. An average increase of 1% in 2010 interest rates would have resulted in interest costs of $8.4 million instead of $5.0 million, an increase of 68%.

The weighted average interest rate relating to our revolving credit facility with The Royal Bank of Scotland was 1.10% and the respective interest rates ranged from 1.03% to 1.37%, including margins. An average increase of 1% in 2010 interest rates would have resulted in interest expenses of $5.4 million, instead of $2.8 million, an increase of 93%.

The weighted average interest rate relating to our revolving credit facility with Bremer Landesbank was 2.48% and the respective interest rates ranged from 2.39% to 2.57%, including margins. An average increase of 1% in 2010 interest rates would have resulted in interest expenses of $1.3 million, instead of $1.0 million, an increase of 30%.

The weighted average interest rate relating to our revolving credit facility with Deutsche Bank was 2.76% and the respective interest rates ranged from 2.65% to 2.94%, including margins. An average increase of 1% in 2010 interest rates would have resulted in interest expenses of $1.2 million, instead of $0.9 million, an increase of 33%.

The weighted average interest rate relating to the facility between Diana Containerships's vessel owning subsidiaries and DnB NOR Bank ASA was 2.82% and the respective interest rates ranged from 2.69% to 2.93%, including margins. An average increase of 1% in 2010 interest rates would have resulted in interest expenses of $0.4 million, instead of $0.3 million, an increase of 33%.

Currently, we have $290.7 million of the principal balance outstanding under our credit facility with the Royal Bank of Scotland; $35.5 million outstanding under our facility with Bremer Landesbank and $37.6million outstanding under our facility with Deutsche Bank. Effective January 19, 2011, the facility with DnB NOR Bank is not included in our consolidated financial statements after the partial spin-off of Diana Containerships.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

In May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the changes in its fair value are recognized in earnings. As of December 31, 2010 and 2009 the aggregate fair value of the collar resulted in a loss of $1.0 million and $0.2 million, respectively. During 2010 and 2009 we incurred unrealized losses from the swap amounting to $0.8 million and $0.2 million, respectively and we also incurred realized losses of $0.7 million and $0.3, respectively. Should LIBOR interest rates remain at levels below 1% which is our floor, we will continue to incur losses from this financial instrument.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 48% in 2010) and a big part of our general and administrative expenses (around 38% in 2010) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods.

While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

The registered public accounting firm that audited the financial statements included in this annual report containing the disclosure required by this Item has issued an attestation report on management's assessment of our internal control over financial reporting.

c)  Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company's internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18, and such report is incorporated herein by reference.

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

Item 16C.    Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2010 and 2009 amounted to € 660,000 and € 420,000, or approximately $885,000 and $467,700, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company's follow on equity offerings (in 2009) and Diana Containerships's private offering and registration statement (in 2010).

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.    Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Statement of Significant Differences between Diana Shipping Inc.'s Corporate Governance Practices and the New York Stock Exchange, Inc. (the "NYSE") Corporate Governance Standards

Overview

Pursuant to an exception for foreign private issuers, Diana Shipping Inc., a Marshall Islands company (the "Company") is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE.  We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.  In fact, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit and compensation committees and (c) adopting a Code of Ethics.  The significant differences between our corporate governance practices and the NYSE standards are set forth below.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management.  The NYSE also requires that all independent directors meet in an executive session at least once a year.  As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Nominating / Corporate Governance Committee.

The NYSE requires that a listed company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our bylaws, we do not currently have a nominating or corporate governance committee.

Audit Committee

The NYSE requires, among other things, that a company have an audit committee with a minimum of three members.  Our Audit Committee consists of two independent members of our Board of Directors. Our Audit Committee conforms to every other requirement applicable to audit committees set forth in the listing standards of the NYSE.

Corporate Governance Guidelines

The NYSE requires companies to adopt and disclose corporate governance guidelines.  The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation.  We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

PART III

Item 17.      Financial Statements

See Item 18.

Item 18.      Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.      Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (10)
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	Form of Technical Manager Purchase Option Agreement (5)
4.4	Form of Management Agreement (3)
4.5	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.6	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (8)
4.7	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.8	Sales Agency Financing Agreement dated April 23, 2008 (9)
4.9	Loan Agreement with Deutsche Bank dated October 8, 2009
4.10	Loan Agreement with Bremer Landesbank dated October 22, 2009
4.11	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 1 to the Company's Form 6-K filed on December 4, 2007.

(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(4)	Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.
(8)	Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.
(9)	Filed as Exhibit 2 to the Company's Form 6-K filed on April 24, 2008.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: March 30, 2011

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 30, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company's annual report on Form 20-F for the year ended December 31, 2010. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010 of Diana Shipping Inc. and our report dated March 30, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 30, 2011

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$345,414	$282,438
Investments in time deposits	-	7,690
Accounts receivable, trade (Note 2(f))	467	183
Inventories	4,068	2,831
Prepaid insurance and other	1,650	964
Prepaid charter revenue (Note 7)	3,050	3,050
Total current assets	354,649	297,156

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 4)	35,280	29,630

Vessels (Note 5)	1,355,644	1,123,105
Accumulated depreciation (Note 5)	(194,794)	(143,762)
Vessels' net book value (Note 5)	1,160,850	979,343
Property and equipment, net (Note 6)	21,842	200
Total fixed assets	1,217,972	1,009,173
OTHER NON-CURRENT ASSETS:
Deferred charges, net	4,359	2,639
Prepaid charter revenue, non-current portion (Note 7)	8,409	11,457
Total assets	$1,585,389	$1,320,425

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$7,320	$5,400
Accounts payable, trade and other	5,759	4,528
Due to related parties (Note 3)	279	209
Accrued liabilities	5,329	3,974
Deferred revenue, current portion (Note 9)	13,662	18,119
Other current liabilities	161	156
Total current liabilities	32,510	32,386

Long-term debt, non-current portion (Note 8)	376,303	276,081
Deferred revenue, non-current portion (Note 9)	4,227	11,244
Other non-current liabilities	1,428	1,202
Fair value of derivative instruments (Note 16)	991	187
Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 81,955,813 and 81,431,696 issued and outstanding at December 31,2010 and 2009, respectively (Note 11)	820	815
Additional paid-in capital	908,467	904,977
Other comprehensive income / (expense) (Note 2(c))	(16)	66
Retained earnings	222,246	93,467
Stockholders' equity of Diana Shipping Inc.	1,131,517	999,325

Non-controlling interests (Note 1)	38,413	-

Total stockholders' equity	1,169,930	999,325

Total liabilities and stockholders' equity	$1,585,389	$1,320,425
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2009	2008
REVENUES:
Time charter revenues	$275,448	$239,342	$337,391

EXPENSES:
Voyage expenses (Note 12)	12,392	11,965	15,003
Vessel operating expenses (Note 12)	52,585	41,369	39,899
Depreciation and amortization of deferred charges	53,083	44,686	43,259
General and administrative expenses	25,347	17,464	13,831
Foreign currency gains	(1,598)	(478)	(438)
Operating income	133,639	124,336	225,837

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(5,213)	(3,284)	(5,851)
Interest income	920	951	768
Loss from derivative instruments (Note 16)	(1,477)	(505)	-
Insurance settlement for vessel un-repaired damages	-	-	945
Total other expenses, net	(5,770)	(2,838)	(4,138)

Net income	$127,869	$121,498	$221,699

Loss assumed by non-controlling interests	910	-	-

Net income attributed to Diana Shipping Inc.	$128,779	$121,498	$221,699

Earnings per common share, basic	$1.60	$1.55	$2.97

Earnings per common share, diluted	$1.59	$1.55	$2.97

Weighted average number of common shares, basic	80,682,770	78,282,775	74,375,686

Weighted average number of common shares, diluted	80,808,232	78,385,464	74,558,254
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock			Other	Retained	Diana
				Additional	Comprehensive	Earnings /	Shipping	Non-
	Comprehensive	# of	Par	Paid-in	Income /	Accumulated	Inc. Total	controlling	Total
	Income	Shares	Value	Capital	(Expense)	Deficit	Equity	Interests	Equity
BALANCE, December 31, 2007		74,375,000	$744	$801,349	$110	$(2,729)	$799,474	$-	$799,474

Net Income	$221,699	-	-	-	-	221,699	221,699	-	221,699
Issuance of common stock	-	686,697	7	1,225	-	-	1,232	-	1,232
- Dividends declared and paid ($ 0.60 per share)	-	-	-	-	-	(44,670)	(44,670)	-	(44,670)
- Dividends declared and paid ($ 0.85 per share)	-	-	-	-	-	(63,283)	(63,283)	-	(63,283)
- Dividends declared and paid ($ 0.91 per share)	-	-	-	-	-	(67,750)	(67,750)	-	(67,750)
- Dividends declared and paid ($ 0.95 per share)	-	-	-	-	-	(71,298)	(71,298)	-	(71,298)
- Actuarial gains	72	-	-	-	72	-	72	-	72
Comprehensive income	$221,771								-
BALANCE, December 31, 2008		75,061,697	$751	$802,574	$182	$(28,031)	$775,476	$-	$775,476

- Net income	121,498	-	-	-	-	121,498	121,498	-	121,498
- Issuance of common stock	-	6,369,999	64	102,403	-	-	102,467	-	102,467
- Actuarial losses	(116)	-	-	-	(116)	-	(116)	-	(116)
Comprehensive income	$121,382
BALANCE, December 31, 2009		81,431,696	$815	$904,977	$66	$93,467	$999,325	$-	$999,325

Net Income / (loss)	$128,779	-	-	-	-	128,779	128,779	(910)	127,869
Issuance of common stock		524,117	5	6,202	-	-	6,207		6,207
Contributions from non-controlling interests (Note 11d))		-	-	(2,712)	-	-	(2,712)	39,323	36,611
Actuarial losses	(82)	-	-	-	(82)	-	(82)	-	(82)
Comprehensive income	$128,697
BALANCE, December 31, 2010		81,955,813	$820	$908,467	$(16)	$222,246	$1,131,517	$38,413	$1,169,930

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)
	2010	2009	2008
Cash Flows from Operating Activities:
Net income	$127,869	$121,498	$221,699
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	53,083	44,686	43,259
Amortization of financing costs (Note 13)	263	65	86
Amortization of free lubricants benefit	(171)	(177)	(124)
Compensation cost on restricted stock (Notes 11(b) and (d))	7,482	3,944	1,113
Insurance settlements for vessel un-repaired damages	-	-	(945)
Actuarial gains / (losses)	(82)	(116)	72
Change in fair value of derivative instruments	804	187	-
(Increase) Decrease in:
Receivables	(284)	1,463	176
Inventories	(1,237)	315	(1,044)
Prepayments and other	(686)	765	(865)
Prepaid charter revenue	3,048	(14,507)	-
Other assets	-	-	712
Increase (Decrease) in:
Accounts payable	1,231	303	507
Due to related parties	70	32	16
Accrued liabilities	1,355	343	(528)
Deferred revenue	(11,474)	(4,941)	(1,783)
Other liabilities	402	236	(502)
Drydock costs	(3,381)	(2,193)	(698)
Net Cash provided by Operating Activities	178,292	151,903	261,151

Cash Flows used in Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs (Note 4)	(35,280)	(65,225)	(1,099)
Vessel acquisitions (Note 5)	(202,909)	-	(108,469)
Real property acquisition (Note 6)	(21,500)
Investments in time deposits	7,690	(7,690)	-
Other Assets (Note 6)	(314)	(166)	(39)
Proceeds from insurance settlements for vessel un-repaired damages	-	-	945
Net Cash used in Investing Activities	(252,313)	(73,081)	(108,662)

Cash Flows from Financing Activities:
Proceeds from long-term debt	138,510	73,610	237,200
Proceeds from issuance of share capital, net of expenses	-	98,444	-
Contributions from non-controlling interests	35,281	-	-
Proceeds from dividend reinvestment	56	79	119
Financing costs	(1,020)	(450)	-
Loan payments	(35,830)	(30,100)	(97,500)
Cash dividends	-	-	(247,001)
Net Cash provided by / (used in) Financing Activities	136,997	141,583	(107,182)

Net increase in cash and cash equivalents	62,976	220,405	45,307

Cash and cash equivalents at beginning of period	282,438	62,033	16,726
Cash and cash equivalents at end of period	$345,414	$282,438	$62,033

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$4,673	$2,952	$5,356

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana" or "DSI") and its wholly-owned and beneficially-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In May 2008, the amended articles of incorporation were further amended to increase the authorized shares from 100.0 million to 200.0 million. In March 2005, December 2005, June 2006, April 2007, September 2007 and May 2009, the Company completed its initial and five secondary public offerings in the United States under the Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651, $159,342, $273,743 and $98,444, respectively.

In January 2010, the Company established Diana Containerships Inc. ("Diana Containerships") for the purpose of acquiring containerships. On April 6, 2010, Diana Containerships completed a private offering under Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85,281, of which the Company invested $50,000. As at December 31, 2010, Diana Containerships had 6,106,161 shares of common stock issued and outstanding of which DSI owned 54.6%. As a result of the transaction the Company reports non-controlling interests in its accompanying consolidated financial statements. On January 18, 2011, Diana spun off 2,667,015 shares or 80% of its shares in Diana Containerships through a distribution of shares to its stockholders of record of the Company on January 3, 2011, decreasing its ownership to 11% (refer to Note 18).

The Company is engaged in the ocean transportation of dry bulk cargoes and containers worldwide through the control and operation of dry bulk carrier vessels and containerships. As at December 31, 2010, the following subsidiaries are included in the consolidation:

1.1.	Subsidiaries incorporated in the Republic of Panama

(a)	Skyvan Shipping Company S.A. ("Skyvan"), owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs" which was built and delivered in January 2001.

(b)	Buenos Aires Compania Armadora S.A. ("Buenos"), owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon" which was built and delivered in February 2001.

(c)	Husky Trading S.A. ("Husky"), owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton" which was built and delivered in March 2001.

(d)	Panama Compania Armadora S.A. ("Panama"), owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

(e)	Eaton Marine S.A. ("Eaton"), owner of the Greek flag 75,106 dwt bulk carrier vessel "Danae" (built in 2001), which was acquired in July 2003.

(f)	Chorrera Compania Armadora S.A. ("Chorrera"), owner of the Greek flag 75,172 dwt bulk carrier vessel "Dione" (built in 2001), which was acquired in May 2003.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(g)	Cypres Enterprises Corp. ("Cypres"), owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" which was built and delivered in August 2004.

(h)	Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Calipso" which was built and delivered in February 2005.

(i)
Cerada International S.A ("Cerada"), ex-owner of the Bahamas flag 169,883 dwt bulk carrier vessel "Pantelis SP" (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007, and was delivered to her new owners in July 2007.

(j)	Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Clio" which was built and delivered in May 2005.

(k)	Urbina Bay Trading, S.A. ("Urbina"), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

(l)	Changame Compania Armadora S.A. ("Changame"), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

(m)	Vesta Commercial, S.A. ("Vesta"), owner of the Bahamas flag 74,381 dwt bulk carrier vessel "Coronis" which was built and delivered in January 2006.

(n)
Diana Shipping Services S.A. (the "Manager" or "DSS"). DSS was acquired in April 2006, and provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues for operating vessels and for a fixed monthly fee of $0.5 for vessels under construction. Since April 2010, DSS provides to Diana Containerships, the Company's beneficially owned subsidiary and its vessels, administrative services for a monthly fee of $10, and since June 2010 technical and commercial services for a monthly fee of $15 per vessel for employed vessels, $20 per vessel per month for laid-up vessels, and 1% commission on the gross charter hire and freight earned by each vessel. Management fees, administrative services fees and commissions charged by DSS are eliminated from the consolidated financial statements as intercompany transactions.

1.2.	Subsidiaries incorporated in the Republic of the Marshall Islands

(a)	Ailuk Shipping Company Inc. ("Ailuk"), owner of the Marshall Islands' flag 73,546 dwt dry bulk carrier vessel "Naias" which was built in 2006 and delivered in August 2006.

(b)	Bikini Shipping Company Inc. ("Bikini"), owner of the Marshall Islands' flag 177,773 dwt dry bulk carrier vessel "New York" which was built and delivered in March 2010 (Note 5).

(c)	Jaluit Shipping Company Inc. ("Jaluit"), owner of the Marshall Islands' flag, 174,186 dwt, dry bulk carrier vessel "Sideris GS" which was built and delivered in November 2006.

(d)	Kili Shipping Company Inc. ("Kili"), owner of the Marshall Islands' flag, 174,261 dwt, dry bulk carrier vessel "Semirio" which was built and delivered in June 2007.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(e)	Knox Shipping Company Inc. ("Knox"), owner of the Marshall Islands flag, 180,235 dwt, dry bulk carrier vessel "Aliki" (built 2005), which was acquired in April 2007.

(f)	Lib Shipping Company Inc. ("Lib"), owner of the Marshall Islands flag, 177,828 dwt, dry bulk carrier vessel "Boston" which was built and delivered in November 2007.

(g)	Majuro Shipping Company Inc. ("Majuro"), owner of the Marshall Islands flag, 93,193 dwt, dry bulk carrier vessel "Alcmene" (built 2010), which was delivered in November 2010 (Note 5).

(h)	Taka Shipping Company Inc. ("Taka"), owner of the Marshall Islands flag, 76,436 dwt, dry bulk carrier vessel, "Melite" (built 2004) which was acquired in January 2010 (Note 5).

(i)	Gala Properties Inc. ("Gala"), owner of the Marshall Islands flag 177,729 dwt, dry bulk carrier vessel "Houston" which was built and delivered in October 2009.

(j)
Lae Shipping Company Inc. ("Lae"), entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt. The vessel has a contract price of $59,000, and is expected to be delivered during the second quarter of 2012 (Note 4).

(k)
Namu Shipping Company Inc. ("Namu"), entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt. The vessel has a contract price of $59,000, and is expected to be delivered during the third quarter of 2012 (Note 4).

1.3.	Subsidiaries incorporated in the United States of America

(a)	Bulk Carriers (USA) LLC ("Bulk Carriers") was established in September 2006 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

1.4.	Subsidiaries incorporated in the Republic of Cyprus

(a)	Marfort Navigation Company Limited ("Marfort"), owner of the Cyprus flag 171,810 dwt bulk carrier vessel "Salt Lake City" (built 2005) which was acquired in December 2007.

(b)	Silver Chandra Shipping Company Limited ("Silver"), owner of the Cyprus flag 164,218 dwt bulk carrier vessel "Norfolk" (built 2002) which was acquired in February 2008.

1.5.	Other Subsidiaries

Diana Containerships Inc. ("Diana Containerships") is engaged in the seaborne transportation industry through the ownership and operation of containerships, and is the sole owner of all outstanding shares of the following subsidiaries, incorporated in the Marshall Islands:

i.	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta" which was built and delivered in June 2010 (Note 5).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

ii.	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus" which was built and delivered in July 2010 (Note 5).

iii.	Lemongina Inc. ("Lemongina"), a newly established wholly owned subsidiary of Diana Containerships. As at December 31, 2010, Lemongina did not have any operations.

During 2010, 2009 and 2008, three, four and two charterers, respectively, individually accounted for more than 10% of the Company's time charter revenues as follows:

Charterer	2010	2009	2008
A	18%	21%	15%
B	16%	23%	16%
C	10%	11%
D	-	14%

All of the above charterers employed vessels of the dry bulk reportable segment (Note 17).

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

(c)
Other Comprehensive Income / (Expense): The Company follows the provisions of FASB Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. In 2010, 2009 and 2008, Other comprehensive income / (expense) increased/(decreased) with gains/(losses) of ($82), ($116) and $72, respectively that resulted from the actuarial valuation of the employees' retirement and staff leaving indemnities (Note 2(u)). As of December 31, 2010, 2009 and 2008, Other comprehensive income / (expense) amounted to ($16), $66 and $182, respectively.

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
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2010 and 2009.

(g)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the cut- off date a vessel has been redelivered by its previous charterers and has not yet been delivered to the new charterers, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(h)
Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

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

(j)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The guidance requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The Company evaluates the carrying amounts (primarily for vessels and related deferred dry-dock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 1 year time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The Company concluded based on this exercise that step two of the impairment analysis was not required and no impairment of vessels existed at December 31, 2010 as the undiscounted projected cash flows exceeded their carrying value.

No impairment loss was identified or recorded for 2010, 2009 and 2008, and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

(k)
Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(l)
Reporting of discontinued operations: The current and prior year periods' results of operations and cash flows of assets (disposal groups) classified as held for sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal, and that the Company will not have continuing involvement in the operation of these assets after their disposal.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(m)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value.  Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years for dry bulk vessels and 30 years for containerships from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(n)
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

(o)
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

(p)
Property and equipment.  The Company has acquired the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation, but it is reviewed for impairment. As at December 31, 2010, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future. The building which consists of office space, a warehouse and parking spaces has an estimated useful life of 55 years with no residual value and depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles. The useful life of the office furniture, equipment and vehicles is 5 years; and the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(q)
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

(r)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(s)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(t)
Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for 2010, 2009 and 2008 amounted to $838, $627 and $631, respectively.

(u)
Employees' retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognizes the estimated benefit obligation for the past service of DSS's employees under the requirements of ASC 715-60, "Defined Benefit Plans - Other Postretirement". This is an unfunded plan and the Company engages a third party company to determine the other comprehensive income component, net of tax and, the gains or losses, the prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and to measure defined benefit plan obligations as of the date of the fiscal year-end statement of financial position. At December 31, 2010 and 2009, the projected benefit obligation amounted to $1,154 and $1,034, respectively.

(v)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As of December 31, 2010, 2009 and 2008, the Company had 125,462, 102,689 and  182,568, respectively, dilutive shares (Note 14).

(w)
Segmental Reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of the dry bulk vessels and one to the operations of the container vessels. For both segments, the Company reports financial information and evaluates the operations of the two segments by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the two fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(x)
Variable Interest Entities: ASC 810-10, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Additionally, ASU 2009-17, Consolidations (Topic 810) "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.

The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2010 and 2009, no such interests existed.

(y)
Fair Value Measurements: ASC 820 "Fair Value Measurements and Disclosures", provides guidance for using fair value to measure assets and liabilities. The guidance also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The guidance describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The guidance clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the guidance establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the guidance, fair value measurements would be separately disclosed by level within the fair value hierarchy. Financial statements should include disclosures for transfers in and out of Level 1 and Level 2 fair value measurements and description for the reason for transfer, for inputs and valuation techniques for fair value measurements that fall in either Level 2 or Level 3 and for the level of disaggregation.

(z)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. As of December 31, 2010 and 2009, the Company had granted 1,559,626 and 1,039,700 restricted shares to senior management and directors (Note 11 (b)).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(aa)
Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings (Note 16).

(bb)
Subsequent Events: ASC 855 Subsequent Events establishes general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance introduces the concept of financial statements being available to be issued. ASC 855 clarifies which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. An SEC filer is not required to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.

3.	Transactions with Related Parties

(a)
Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2010, and 2009, and 2008 amounted to $1,628, $1,385, and $1,485, respectively, and are included in Vessels, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements.  Until September 30, 2010, the Company was also paying Altair rent for office space, parking space and a warehouse leased by DSS until December 31, 2011, for the monthly rent of Euro 6,330 including stamp duty. Rent expense for 2010, 2009 and 2008 amounted to $76, $19, and $19, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31 2010, and 2009, an amount of $206 and $137, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets. The lease agreement between Altair and DSS was terminated on September 30, 2010, as Altair sold the office space, parking space and the warehouse to Universal Shipping and Real Estates Inc.

(b)
Universal Shipping and Real Estates Inc. ("Universal"): Universal was acquired by the Company in October 2010. Until then Universal was a company controlled by the Company's CEO and Chairman from which the DSS was leasing office space, a warehouse and parking spaces for a monthly rent of Euro 24,530 including stamp duty. Rent expense for 2010, 2009, and 2008 amounted to $304, $216, and $231, respectively, which for 2010 and 2009 is included in General and administrative expenses and for 2008 in Interest and finance costs in the accompanying consolidated statement of income. On October 21, 2010, Universal transferred all of its real property to DSS and the company was dissolved in November 2010 (see (e) below and note 6). At December 31, 2010 and 2009, there were no amounts due to or from Universal.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(c)
Diana Shipping Agencies S.A. ("DSA"): DSA was acquired by the Company in October 2010. Until then, DSA was a company controlled by the Company's CEO and Chairman, from which DSS was leasing office space, parking spaces and a warehouse for a monthly rent of Euro 23,788 including stamp duty. Rent expense for 2010, 2009, and 2008 amounted to $283, $146, and $156, and is included in General and administrative expenses in the accompanying consolidated statements of income. On October 21, 2010, DSA transferred all of its property to DSS and the company was dissolved in November 2010 (see Note 3(e) and Note 6). At December 31, 2010 and 2009, there were no amounts due to or from DSA.

(d)
Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman, and has entered into two agreements with DSS to provide brokerage services through DSS to DSI for an annual fee of $1,652 and to Diana Containerships for an annual fee of $1,040. The agreement has a term of five years and the fees are paid quarterly in advance. For 2010, brokerage fees amounted to $1,570 and are included in General and administrative expenses in the accompanying consolidated statements of income.  At December 31, 2010, there were no amounts due to or from Diana Enterprises.

(e)
Acquisition of affiliated entities: On October 8, 2010, the Company entered into two transfer agreements with Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with the Company's CEO and Chairman and with other executives, for the acquisition of 100% of the issued and outstanding shares of Universal and DSA for a total consideration of $21,500. Universal and DSA were entities controlled by Poinsettia, owning the real estate property which the Company was leasing as its principal executive offices in Athens, Greece. The Company's Board of Directors appointed an independent committee consisting of the independent members of the Board of Directors to address any issues in connection with such acquisition and to evaluate the merits and fairness of the consideration of the transaction. The Independent Committee considered the Company's specific facts and circumstances and the developments in the domestic real estate market, obtained financial, legal and other advice as deemed appropriate and utilized multiple valuation approaches from different sources in its analysis, including but not limited to: i) independent market valuations for the entities' real property based on comparable real estate prices, ii) independent assessment of the physical condition of the real property, its fixtures and other infrastructure included within the real property and iii) discounted cash flow analyses (with reference also to the present value of the future lease outflows based upon the Company's then existing lease agreements for office space). Based upon the various inputs discussed above, the independent committee determined that the transaction was in the best interests of the Company and its stockholders and recommended the transaction to the Board for an aggregate purchase price not to exceed $21,500. On October 21, 2010, the building and land were transferred to DSS. Universal and DSA were subsequently dissolved (Note 6).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

4.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	December 31, 2010	December 31, 2009
Pre-delivery installments	$34,800	$24,080
Advances for vessel acquisitions	-	3,510
Capitalized interest and finance costs	449	1,829
Other related costs	31	211
Total	$35,280	$29,630

The movement of the account, during December 31, 2010 and December 31, 2009 was as follows:

	December 31, 2010	December 31, 2009
Beginning balance	$29,630	$27,199
- Advances for vessels under construction and other vessel costs	72,111	61,715
- Advances for vessel acquisitions and other vessel costs	31,647	3,510
- Transferred to vessel cost (Note 5)	(98,108)	(62,794)
Ending balance	$35,280	$29,630

In April 2010, the Company, through its newly established subsidiaries, Lae and Namu, entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt for each subsidiary. Each newbuilding (H1234 to be named "Los Angeles" and H1235 to be named "Philadelphia") has a contract price of $59,000. According to the shipbuilding contracts, the vessels are expected to be delivered in the second and third quarter of 2012, respectively. However, the shipyard may deliver H1234 in the fourth quarter of 2011 and H1235 in the first quarter of 2012. In April 2010, the Company paid an aggregate amount of $29,000 representing the first installment of $14,500 for each newbuilding and in November 2010 the second installment for Hull H1234, amounting to $5,800.

The balance of the purchase price per newbuilding will be paid in installments of $5,800 each, and a final installment for the balance of the amount or $27,100 each.

As at December 31, 2010 and 2009, the Company had $34,800 and $27,590, respectively, of construction and acquisition installments, and an aggregate amount of $480 and $2,040, respectively, of additional capitalized costs.

5.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2008	$1,060,311	$(99,880)	$960,431

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 4)	62,794	-	62,794
- Depreciation for the year	-	(43,882)	(43,882)
Balance, December 31, 2009	$1,123,105	$(143,762)	$979,343

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 4)	98,108	-	98,108
- Acquisition and other vessel costs	134,431		134,431
- Depreciation for the year	-	(51,032)	(51,032)
Balance, December 31, 2010	$1,355,644	$(194,794)	$1,160,850

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

In December 2009, the Company, through its wholly owned subsidiary Taka entered into a Memorandum of Agreement with an unrelated third party to acquire the 76,436 dwt panamax dry bulk carrier "Melite" (built 2004) for a total consideration of $35,100 of which a 10% advance, or $3,510, was paid in December 2009 and the balance of $31,590 in January 2010, when it was delivered. The total cost of the vessel was $35,157 and includes $57 of capitalized costs.

In March 2010, the Company took delivery of the "New York", a 177,773 dwt capesize dry bulk carrier that was under construction at Shangai Waigaoqiao Shipbuilding Co., Ltd for the price of $60,200. During the period, the Company paid one installment of $6,020 and the delivery installment of $30,100. The total cost of "New York" was $62,951 of which $2,751 were capitalized costs.

In June 2010, Likiep and Orangina, the Company's beneficially owned subsidiaries through Diana Containerships entered into memoranda of agreement with a third party company to acquire Hull 558 and Hull 559, named "Sagitta" and "Centaurus" respectively, for the purchase price of Euro 37.3 million, each. On June 11, 2010, Diana Containerships paid Euro 3.73 million, or $4,528 (by using the exchange rate of Euro/US$ on the date of payment), for each vessel, representing an advance of 10% of the purchase price as per the relevant agreements. The balance of the acquisition cost of "Sagitta" of Euro 33.57 million, or $41,123 (by using the exchange rate of Euro/US$ on the date of payment) was paid on June 29, 2010, when the vessel was delivered. The total cost of "Sagitta" was $45,973 of which $322 were capitalized costs. The balance of the acquisition cost of "Centaurus" of Euro 33.57 million, or $ 42,698 (by using the exchange rate of Euro/US$ on the date of payment) was paid on July 9, 2010 when the vessel was delivered. The total cost of "Centaurus" was $47,559 of which $333 were capitalized costs. Capitalized costs of "Sagitta" and "Centaurus" relate to vessels' permanent equipment, delivery expenses and on-site supervision costs incurred during the construction period.

On September 20, 2010, the Company, through its wholly owned subsidiary, Majuro, entered into a memorandum of agreement to purchase the dry bulk vessel "East Sunrise 88", renamed "Alcmene" for the purchase price of $40,800. On September 27, 2010, the Company paid 15% of the purchase price, or $6,120 and the balance of $34,680 was paid in November 2010, when the vessel was delivered. The total cost of the vessel was $40,899 and includes $99 of capitalized costs.

Twelve of the Company's vessels, having a total carrying value of $235,787 as of December 31, 2010, have been provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland discussed in Note 8. The vessels "Houston" and "New York", having a carrying value of $60,012 and $60,977, respectively, as of December 31, 2010 have been provided as collateral to secure the loan facilities with Bremer Landesbank and Deutsche Bank AG, respectively, discussed in Note 8. The vessels "Sagitta" and "Centaurus", having a total carrying value of $92,077 as of December 31, 2010 have been provided as collateral to secure the loan facility with DnB NOR Bank ASA, discussed in Note 8.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

6.	Property and equipment

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2009	$518	$(318)	$200

- Land	11,109	-	11,109
- Building acquisition	10,391	(54)	10,337
- Additions in equipment	314	(118)	196
Balance, December 31, 2010	$22,332	$(490)	$21,842

On October 21, 2010, the Company's wholly owned subsidiaries Universal and DSA, which were acquired from Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with the Company's CEO and Chairman and with other executives (Note 3), transferred to DSS their property in land of an aggregate value of $11,109 and building of an aggregate value of $10,391.

7.	Prepaid charter revenue, current and non-current

The amounts shown in the accompanying consolidated balance sheets reflect the unamortized balance of an asset recognized by the Company pursuant to the acquisition of Gala in May 2009 and the amount paid in excess of the predelivery installments for the construction of the vessel "Houston". Gala has time chartered the "Houston" to Jiangsu Shagang Group Co. ("Shagang") at a gross charter hire rate of $55 per day for a period of a minimum of 59 months and a maximum of 62 months which commenced in November 2009.

The amount recognized as prepaid charter revenue is amortized in revenues over the duration of the time charter contract beginning on the delivery of the vessel to the time charterers. As of December 31, 2010, the unamortized balance of the account was $11,459 ($3,050 of current and $8,409 of non-current portion) and the amortization for 2010 and 2009 amounted to $3,048 and $493, respectively.

The estimated amortization expense for each of the succeeding years is as follows:

Period			Amount
January 1, 2011	to	December 31, 2011	3,050
January 1, 2012	to	December 31, 2012	3,058
January 1, 2013	to	December 31, 2013	3,050
January 1, 2014	to	October 3, 2014	2,301

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

8.             Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2010	2009
Royal Bank of Scotland revolving credit facility	$290,700	$218,210
Fortis Bank loan facility	-	24,080
Bremer Landesbank loan facility	36,400	40,000
Deutsche Bank AG loan facility	38,200	-
DnB NOR Bank ASA loan facility	19,670	-
Less related deferred financing costs	(1,347)	(809)
Total	$383,623	$281,481
Current portion of long term debt	$(7,320)	$(5,400)
Total	$376,303	$276,081

Royal Bank of Scotland ("Royal Bank") revolving credit facility: In February 2005, the Company entered into an agreement with the Royal Bank for a $230,000 secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1) and for working capital.  On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300,000. Pursuant to the amended agreement, the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin. The loan bears commitment fees on the undrawn part of the facility of 0.25% per annum.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year, it will be reduced by $15,000 and over the remaining period of four years will be reducing in semiannual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction.

During 2010, the Company drew down an amount of $72,490 to finance the acquisition cost of the vessels "Melite" and "Alcmene" (Note 5). On December 31, 2010, an amount of $290,700 was outstanding under the revolving credit facility and the unused portion of the facility amounted to $9,300. The weighted average interest rate of the revolving credit facility as at December 31, 2010 and 2009 was 1.10% and 1.29%, respectively.

The credit facility is secured by a first priority or preferred ship mortgage on twelve vessels of the Company's fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (mortgaged vessels' market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each vessel in the fleet financed through the credit facility unless the available credit facility for working capital exceeds this amount and other financial covenants. At December 31, 2010, the available credit facility for working capital amounted to $9,300, thus exceeding minimum liquidity required amounting to $5,200. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Fortis Bank ("Fortis") loan facility: In November 2006, the Company, acting as the corporate guarantor, through its subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis for a loan of up to $60,200 and a guarantee facility of up to $36,451 each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers. On April 30, 2009, the Company entered into a supplemental loan agreement with Fortis to amend and restate the existing loan agreement, so as to include in the loan agreement Gala, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, Fortis consented to the termination of the Eniwetok contract, the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the vessel "Houston" (Hull H1138) and certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement, Fortis also agreed to reduce the shareholding required to be beneficially owned by the Company's Chairman and Chief Executive Officer and President (and family members) from 20% to 10%.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

In January 2010, the Company drew down $6,020 under the loan facility to finance part of the construction cost of the vessel "New York" (Hull H1107). In February 2010, the Company repaid the then outstanding loan of $30,100, and the loan was terminated.

Bremer Landesbank ("Bremer") loan facility: On October 22, 2009, the Company, through Gala, entered into a loan agreement with Bremer to partly finance, or, as the case may be, refinance, the contract price of the vessel "Houston" for an amount of $40,000. The term of the loan is ten years starting from the delivery of the vessel in October 2009. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment. The loan bears interest at LIBOR plus a margin of 2.15% per annum for the first two years (the "Initial Margin Application Period"). Upon expiration of the Initial Margin Application Period, Bremer will propose a new margin for the remaining security period or part thereof considering the underlying markets at that point of time, for agreement by Gala. An arrangement fee of $150 was paid upon signing of the loan agreement and has been recorded as a contra to debt. The loan bore commitment fees of 0.20% on the undrawn part of the loan, payable quarterly.

The loan is secured by a first priority or preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 120% of the outstanding balance of the loan). Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, Gala is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least 12 months prior to such a survey. As at December 31, 2010, such funds amounted to $754.

As of December 31, 2010, there was a balance of $3,600 and $32,800, included in current and non-current portion of long-term debt, respectively. The weighted average interest rate of the loan facility as at December 31, 2010 and 2009 was 2.48% and 2.39%, respectively.

Deutsche Bank AG ("Deutsche") loan facility: On October 8, 2009, the Company, through Bikini, entered into a loan agreement with Deutsche to partly finance, or, as the case may be, refinance, the contract price of the vessel "New York" (Hull H1107) (Note 5), for an amount of $40,000 but not exceeding 80% of the fair value of the vessel. The term of the loan is five years commencing at vessel delivery in March 2010 (Note 5). The loan is repayable in 19 quarterly installments of $600 and a 20th installment equal to remaining outstanding balance of the loan. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $300 was paid on signing the facility agreement. The loan bore commitment fees of 0.50%, on the undrawn part of the loan, payable quarterly in arrears and until the drawdown date.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
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

As at December 31, 2010, there was a balance of $2,400 and $35,800 included in current and non-current portion of long-term debt, respectively. The weighted average interest rate of the loan facility as at December 31, 2010 was 2.76%.

DnB NOR Bank ASA ("DnB NOR"): On July 7, 2010, the Company's beneficially owned subsidiaries Likiep and Orangina, entered into a loan agreement with DnB NOR to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40,000. The loan is available until July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10,000 and the 25% of the market value of the ship relevant to it. The repayment of the loan is in 24 quarterly installments of $165 for each advance, and a balloon of $6,040 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $400 was paid on signing the facility agreement. The loan bears commitment fees of 0.96%, on the undrawn part of the loan.

On July 9, 2010, an amount of $20,000, $10,000 per vessel, was drawn to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus". As of December 31, 2010, there was a balance of $1,320 and $18,350, included in current and non-current portion of long-term debt, respectively. The weighted average interest rate of the loan facility as at December 31, 2010 was 2.82%.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from Diana Containerships and manager's undertakings. The lender may also require additional security in the future in the event the Likiep and Orangina or Diana Containerships breaches certain covenants including restrictions as to changes in management, ownership and control, additional indebtedness, a consolidated leverage ratio of not more than 70%, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 125% of the aggregate of the loan) and minimum liquidity of 4% of the funded debt (to be measured semi-annually and at the end of each calendar year), which as at December 31, 2010 was $787. Furthermore, Diana Containerships is not permitted to pay any dividends that would result to an event of default.

Export-Import Bank of China and DnB NOR Bank ASA (the "Banks" and severally each of them the "Bank"): On October 2, 2010, the Company, through its wholly owned subsidiaries Lae and Namu, entered into a loan agreement with the Export – Import Bank of China and DnB NOR Bank ASA to finance part of the acquisition cost of the newbuildings Hull 1234 to be named "Los Angeles" and H1235 to be named "Philadelphia", for an amount of up to $82,600. The loan is available until November 30, 2012 in two advances with each advance not exceeding the lower of $41,300 and the 70% of the market value of the ship relevant to it. The repayment of the loan will be made in 40 quarterly installments of $692.5 for each advance and a balloon of $13,600 payable together with the last installment. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan will bear interest at LIBOR plus a margin of 2.50% per annum.  The loan bears commitment fees of 0.50% per annum, on the undrawn portion of the loan and an agency fee of $10 to be paid annually until full repayment of the loan. An arrangement and structuring fee of $619.5 was paid on signing the agreement along with the payment of the annual agency fee.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from DSI and manager's undertakings. The lender may also require additional security, if at any time the market value of the ships becomes less than the 125% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. Additionally, the borrowers upon drawdown of the loan are required to maintain minimum liquidity of $400 at each operating account, and the guarantor is required to maintain net worth of not less than $150,000 and at least 25% of the total assets and an average cash balance of $10,000.

Total interest incurred on long-term debt for 2010, 2009 and 2008 amounted to $4,982, $3,307 and $5,974, respectively. Of the above amounts, $340, $363 and $853, respectively, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income. The Company pays commitment fees on the undrawn portion of the facilities, which for 2010, 2009 and 2008 amounted to $251, $220, and $388, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income (Note 13).

The maturities of the Company's debt facilities described above, as of December 31, 2010, and throughout their term are as follows:

Period			Principal Repayment
January 1, 2011	to	December 31, 2011	$7,320
January 1, 2012	to	December 31, 2012	28,020
January 1, 2013	to	December 31, 2013	37,320
January 1, 2014	to	December 31, 2014	37,320
January 1, 2015	to	December 31, 2015	63,520
January 1, 2016	and thereafter		211,470
		Total	$384,970

Less: Deferred financing costs			$(1,347)
		Total	$383,623

9.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2010 and December 31, 2009 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which have been accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the vessel "Salt Lake City" with a charter party attached at a charter rate below market at the date of delivery of the vessel.

	2010	2009
Hires collected in advance	$6,643	$6,865
Charter revenue resulting from varying charter rates	1,901	8,039
Unamortized balance of time charter attached	9,345	14,459
Total	$17,889	$29,363
Less current portion	$(13,662)	$(18,119)
Non-current portion	$4,227	$11,244

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

As of December 31, 2010 and 2009, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $6,643 and 6,865, respectively, and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In November 2006, the Company entered into a long term time charter agreement with an unrelated third party company to charter the vessel "Sideris GS" for a period of four years at varying rates for each year. In 2007, the Company entered into two similar long term time charter agreements with unrelated third party companies to charter the vessels "Semirio" and "Aliki" for a period of four years each at varying rates. The Company accounts for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements, and the balance is recorded in deferred revenue. As of December 31, 2010 and 2009, deferred revenue deriving from those agreements amounted to $1,901 and $8,039, respectively, and is included in Deferred revenue, current ($1,901 and $6,136, respectively) and non-current (nil and $1,903, respectively) portion in the accompanying consolidated balance sheets.

In December 2007, upon delivery of the "Salt Lake City", the Company assumed the then existing time charter agreement of the vessel. According to the Company's policy, the time charter agreement was valued on the date of the vessel's delivery and resulted in the recognition of a deferred income (liability) of $25,000. As of December 31, 2010 and 2009, the unamortized balance of the liability amounted to $9,345 and $14,459, respectively, and is included in Deferred revenue, current portion ($5,118 and $5,118, respectively) and non-current portion ($4,227 and $9,341, respectively), in the accompanying consolidated balance sheets. The amortization during 2010, 2009 and 2008 amounted to $5,114, $5,115 and $5,132, respectively, and is included in Time charter revenues in the accompanying consolidated statements of income.

10.	Commitments and Contingencies

a)
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

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of the 2008/09/10/11 policy years.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

b)
The Company has entered into shipbuilding contracts for the construction of two Newcastlemax vessels (Note 4). As at December 31, 2010, the remaining installments under the contract for the construction of Hull H1234, to be named "Los Angeles", amounted to $38,700 and for the construction of Hull H1235, to be named "Philadelphia", amounted to $44,500.

c)	As of December 31, 2010, all vessels were operating under time charters, the last of which expires in April 2016 (latest redelivery date), under the following terms:

Vessel Name	Daily time charter gross rate (in U.S. Dollars)	Date delivered to charterer	Charterer redelivery option periods
Nirefs	$21,000	12-Feb-10	28-Dec-11	-	27-Mar-12
Alcyon	$34,500	21-Feb-08	21-Nov-12	-	21-Feb-13
Triton	$19,500	11-Dec-10	11-Nov-13	-	11-Feb-14
Oceanis	$19,750	17-Sep-10	17-Aug-12	-	1-Nov-12
Dione	$20,500	26-Sep-10	26-Jul-12	-	26-Nov-12
Danae	$12,000	7-Apr-09	23-Jan-11	-	22-Apr-11
Protefs	$59,000	18-Sep-08	18-Aug-11	-	18-Nov-11
Calipso	$23,000	4-Sep-10	20-Jul-11	-	19-Oct-11
Clio	$25,000	8-May-10	8-Apr-12	-	8-Jun-12
Erato	$20,500	4-Mar-10	4-Dec-11	-	4-Mar-12
Thetis	$23,000	6-Mar-10	6-Feb-11	-	21-May-11
Coronis	$24,000	6-Apr-10	6-Mar-12	-	21-Jun-12
Naias	$19,750	24-Sep-10	24-Aug-12	-	24-Oct-12
Sideris	$30,500	16-Oct-10	16-Feb-13	-	16-Jun-13
Aliki	$45,000	1-May-09	1-Mar-11	-	1-Jun-11
Aliki	$26,500	1-Mar-11	1-Feb-16	-	1-Apr-16
Semirio	$31,000	15-Jun-09	30-Apr-11	-	30-Jul-11
Boston	$52,000	13-Nov-07	28-Sep-11	-	28-Dec-11
SLC	$55,800	28-Sep-07	28-Aug-12	-	28-Oct-12
Norfolk	$74,750	12-Feb-08	12-Jan-13	-	12-Mar-13
New York	$48,000	3-Mar-10	3-Jan-15	-	3-May-15
Melite	$24,250	29-Jan-10	29-Dec-10	-	1-Mar-11
Houston	$55,000	3-Nov-09	3-Oct-14	-	3-Jan-15
Alcmene	$20,250	20-Nov-10	5-Oct-12	-	4-Jan-13
Sagitta	$16,000	30-Jun-10	30-Mar-11	-	30-Jun-11
Centaurus	$20,000	4-Sep-10	21-Jul-12	-	19-Oct-12

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

11.	Capital Stock and Change in Capital Accounts

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

During 2010, the Company's Board of Directors approved the grant of 519,926 shares of restricted common stock to executive management and non-executive directors pursuant to the Company's 2005 equity incentive plan as amended in 2008, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. All share-based compensation provided to employees is recognized in accordance with the relevant guidance, and is included in General and administrative expenses in the accompanying consolidated statements of income.

As of December 31, 2010 and 2009, the Company had granted a total number of restricted stock awards of 1,559,626 and 1,039,700, respectively, of which 371,739 and 125,167 were vested, respectively. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods. During 2010, 2009, and 2008, an amount of $6,151, $3,944, and $1,113, respectively, was recognized in General and administrative expenses. At December 31, 2010 and 2009, the total unrecognized cost relating to restricted share awards was $13,512 and $12,233, respectively. At December 31, 2010, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is  1.37 years.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(c)
Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"): In April 2008, the Company entered into a Plan for 2,500,000 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the Plan by making an initial investment. During 2010,  4,191 shares were issued pursuant to the DRIP in addition to the 16,996 shares issued as at December 31, 2009.

(d)
Diana Containerships Inc. On April 6, 2010, the Company invested $50,000 in a private offering of 5,892,330 shares of common stock of Diana Containerships pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the "Offering"), and acquired 3,333,333 common shares of Diana Containerships. The difference between the consideration paid by Diana during the offering and the book value of Diana's share in Diana Containerships's net proceeds from the offering, amounting $3,438, was recognized directly as an adjustment to additional paid-in capital.

On April 6, 2010, Diana Containerships adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance, of which 213,331 common shares of restricted stock with a grant date fair value of $3,200 were issued to the Diana Containerships's executive officers, of which 25%, or 53,335 shares, vested on May 6, 2010 and the remaining shares vest ratably over three years by one-third each year. The aggregate compensation cost is being recognized ratably in the consolidated statement of income over the respective vesting periods of the restricted share awards. For 2010, an amount of $1,331 was recognized in General and administrative expenses, of which $604 is attributable to non-controlling interests. At December 31, 2010 the total unrecognized cost relating to non vested restricted share awards was $1,869 and is expected to be recognised over a period of  2.35 years from the balance sheet date.

On August 2, 2010, Diana Containerships entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Diana Containerships's common stock includes one right (the "Right") that will entitle the holder to purchase from a unit consisting of one one-thousandth of a share of the company's preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

(e)
In December 2010, the Company's BOD resolved to distribute 2,667,015 shares of Diana Containerships, or 80% of its interest, as a stock dividend to all shareholders of the Company on a pro-rata basis. As a result of this decision, an information statement was prepared and filed in January 2011. In December 2010, Diana Containerships applied for its listing in Nasdaq Global Market where its shares started to trade on January 3, 2011 on a "when issued" basis and on January 19, 2011, on a "regular way" basis.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

12.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Voyage Expenses
Bunkers	(652)	779	(817)
Commissions charged by third parties	12,889	11,273	15,648
Miscellaneous	155	(87)	172
Total	12,392	11,965	15,003

Vessel Operating Expenses
Crew wages and related costs	28,406	23,922	23,661
Insurance	4,181	3,410	4,695
Spares and consumable stores	12,691	9,149	7,948
Repairs and maintenance	6,257	4,043	2,923
Tonnage taxes (Note 15)	306	273	260
Miscellaneous	744	572	412
Total	52,585	41,369	39,899

13.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Interest expense	4,642	2,944	5,372
Amortization and write-off of financing costs	263	65	86
Commitment fees (Note 8)	251	220	388
Other	57	55	5
Total	5,213	3,284	5,851

The property owned by Universal consisting of office space, a warehouse and parking spaces (note 3), was initially leased by the Company under a sale and leaseback agreement which was accounted for by the financing method until December 31, 2008, when it expired. Interest expense for 2008 includes an amount of $251, relating to this transaction.

14.	Earnings per Share

All shares issued (including the restricted shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed.

For 2010, 2009 and 2008, the denominator of the diluted earnings per share calculation includes 125,462, 102,689 and  182,568 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For purposes of calculating the numerator of the 2010 diluted Earnings per Share ("EPS"), Diana Containerships's diluted Earnings/Losses per Share is multiplied by the number of shares held by the Company weighted for the period they were outstanding. The result substitutes the Company's share of the actual earnings/ losses of Diana Containerships.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

	2010		2009		2008
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$128,779	$128,779	$121,498	$121,498	$221,699	$221,699
Less: dividends paid on restricted stock	-	-	-	-	(820)	-
Net income available to common stockholders	128,779	128,779	121,498	121,498	220,879	221,699

Weighted average number of common shares outstanding	80,682,770	80,682,770	78,282,775	78,282,775	74,375,686	74,375,686
Incremental shares	-	125,462	-	102,689	-	182,568
Total shares outstanding	80,682,770	80,808,232	78,282,775	78,385,464	74,375,686	74,558,254

Earnings per share	$1.60	$1.59	$1.55	$1.55	$2.97	$2.97

15.	Income Taxes

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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2010, 2009 and 2008 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2010, 2009 and 2008, the Company would be subject to U.S. federal income tax of approximately $0.2 million, $0.2 million and $0.5 million, respectively, in the absence of an exemption under Section 883.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Also, the Marshall Islands, the jurisdiction where Diana Containerships and each of its subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, Diana Containerships would also be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. As at December 31, 2010, Diana Containerships believes that it satisfied the 50% Ownership Test.

16.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009, the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is used as an economic hedge agreement and does not meet the criteria for hedge accounting; therefore, the changes in its fair value are recognized in earnings.

As of December 31, 2010 and 2009, the fair value of the floor resulted in losses of $1,187 and $973 respectively, and the cap in gains of $196 and $786, respectively, resulting to an aggregate loss of $991 in 2010 and $187 in 2009, both separately presented in the accompanying consolidated financial statements. During 2010 and 2009 the Company incurred unrealized losses from the swap amounting to $804 and $187, respectively, and realized losses of $673 and $318, respectively, both included in Loss from derivative instruments in the accompanying consolidated statements of income. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

17.           Segmental information:

The Company has two reportable segments from which it derives its revenues, the dry bulk carrier vessels and the containerships.

The table below presents information about the Company's reportable segments for 2010. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company's consolidated financial statements.

	Dry bulk vessels	Containerships	Other	Total
Revenues from external customers	269,713	5,735	-	275,448
Voyage expenses	12,125	267	-	12,392
Vessel operating expenses	49,700	2,885	-	52,585
Depreciation and amortization of deferred charges	51,457	1,454	172	53,083
General and administrative expenses	21,823	3,524	-	25,347
Interest and finance costs	4,702	511	-	5,213
Interest income	856	64	-	920
Segment profit / (loss)	129,540	(2,001)	330	127,869
Total assets	1,454,095	105,349	25,945	1,585,389

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

18.	Subsequent Events

(a)
Partial spin off of Diana Containerships. On January 18, 2011, the Company distributed 2,667,015 shares of Diana Containerships to its stockholders of record of the Company on January 3, 2011 and as of that date the Company's share in Diana Containerships was reduced to 11%. As a result of this partial spin-off Diana Containerships, effective January 19, 2011, will no longer be consolidated to the consolidated financial statements of the Company.

(b)
Annual Incentive Bonus: On February 15, 2010 the Company's Board of Directors approved a cash bonus of about $2.6 million to all employees and executive management of the Company and 616,055 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2005 equity incentive plan as amended in 2008. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval ($12.64 per share) was $7,787 and will be recognized in income ratably over the restricted shares vesting period which will be three years.

SK 23159 0002 1184225 v2