Form 20-F/A
period 2010-12-31
DIANA SHIPPING INC.
filed 2011-04-15
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to____________

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-32458

DIANA SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Diana Shipping Inc.
Translation of Registrant's name into English)

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

As of December 31, 2010, there were 81,955,813 shares of the registrant's common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes	[_] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

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

[_] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

[_] Item 17	[_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[_] Yes	[_] No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on March 31, 2011 ("2010 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

PART III

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101
The following financial information from Diana Shipping Inc.'s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 31, 2011, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2010 and 2009;
(2) Consolidated Statements of Income for the years ended December 31,  2010, 2009 and 2008;
(3) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2009 and 2008;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and
(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: April 15, 2011