Form 20-F
period 2011-12-31
DIANA SHIPPING INC.
filed 2012-04-20
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

As of December 31, 2011, there were 82,419,417 shares of the registrant's common stock outstanding

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
☐ Yes           ☐ No

PART III
Item 17.	Financial Statements	94
Item 18.	Financial Statements	94
Item 19.	Exhibits	94

INDEX TO FINANCIAL STATEMENTS		F-1

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1.                    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                    Key Information

A.            Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2011, 2010, 2009, 2008 and 2007 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Income Statement Data:
Time charter revenues	$255,669	$275,448	$239,342	$337,391	$190,480
Other revenues	1,117	-	-	-	-
Voyage expenses	10,597	12,392	11,965	15,003	8,697
Vessel operating expenses	55,375	52,585	41,369	39,899	29,332
Depreciation and amortization of deferred charges	55,278	53,083	44,686	43,259	24,443
General and administrative expenses	25,123	25,347	17,464	13,831	11,718
Gain on vessel sale	-	-	-	-	(21,504)
Foreign currency gains	(503)	(1,598)	(478)	(438)	(144)

Operating income	110,916	133,639	124,336	225,837	137,938
Interest and finance costs	(4,924)	(5,213)	(3,284)	(5,851)	(6,394)
Interest income	1,033	920	951	768	2,676

	As of and for the
	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Loss from derivative instruments	(737)	(1,477)	(505)	-	-
Insurance settlements for vessel un-repaired damages	-	-	-	945	-
Income from investment in Diana Containerships Inc.	1,207	-	-	-	-

Net income	$107,495	$127,869	$121,498	$221,699	$134,220

Loss assumed by non controlling interests	$2	$910	$-	$-	$-

Net income attributed to Diana Shipping Inc.	$107,497	$128,779	$121,498	$221,699	$134,220

Earnings per common share, basic	$1.33	$1.60	$1.55	$2.97	$2.11

Earnings per common share, diluted	$1.33	$1.59	$1.55	$2.97	$2.11

Weighted average number of common shares, basic	81,081,774	80,682,770	78,282,775	74,375,686	63,748,973

Weighted average number of common shares, diluted	81,124,348	80,808,232	78,385,464	74,558,254	63,748,973

Cash dividends declared and paid per share	$-	$-	$-	$3.31	$2.05

Balance Sheet Data:
Cash and cash equivalents	$416,674	$345,414	$282,438	$62,033	$16,726
Total current assets	432,691	354,649	297,156	68,554	21,514
Vessels' net book value	1,046,719	1,160,850	979,343	960,431	867,632
Property and equipment, net	21,659	21,842	200	136	956
Total assets	1,604,471	1,585,389	1,320,425	1,057,206	944,342
Total current liabilities	48,095	32,510	32,386	20,012	20,964
Deferred revenue, non-current portion	-	4,227	11,244	22,502	23,965
Long-term debt (including current portion)	373,338	383,623	281,481	238,094	98,819
Total stockholders’ equity	1,208,878	1,169,930	999,325	775,476	799,474

Cash Flow Data:
Net cash provided by operating activities	$154,230	$178,292	$151,903	$261,151	$148,959
Net cash used in investing activities	(90,428)	(252,313)	(73,081)	(108,662)	(409,085)
Net cash provided by / (used in) financing activities	7,458	136,997	141,583	(107,182)	262,341

Fleet Data:
Average number of vessels (1)	23.6	22.9	19.2	18.9	15.9
Number of vessels at end of period	24.0	25.0	20.0	19.0	18.0
Weighted average age of drybulk vessels at year-end (in years)	6.3	5.4	4.9	4.3	3.4
Weighted average age of containerships at year-end (in years)	-	0.6	-	-	-

	As of and for the
	Year Ended December 31,
	2011	2010	2009	2008	2007

Ownership days (2)	8,609	8,348	7,000	6,913	5,813
Available days (3)	8,474	8,208	6,930	6,892	5,813
Operating days (4)	8,418	8,180	6,857	6,862	5,771
Fleet utilization (5)	99.3%	99.7%	98.9%	99.6%	99.3%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$28,920	$32,049	$32,811	$46,777	$31,272
Daily vessel operating expenses (7)	6,432	6,299	5,910	5,772	5,046

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

(3)
Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

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

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$255,669	$275,448	$239,342	$337,391	$190,480
Less: voyage expenses	(10,597)	(12,392)	(11,965)	(15,003)	(8,697)

Time charter equivalent revenues	$245,072	$263,056	$227,377	$322,388	$181,783

Available days	8,474	8,208	6,930	6,892	5,813
Time charter equivalent (TCE) rate	$28,920	$32,049	$32,811	$46,777	$31,272

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, we have nine vessels coming off of their current charters in 2012 for which we will be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally.  Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

●	natural disasters and other disruptions in international trade;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of vessel capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	vessel casualties; and

●	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The dry bulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2010, reaching a high of 4,209 in May 2010 and a low of 1,700 in July 2010, and in 2011, ranging from a low of approximately 1,043 in February 2011 and a high of approximately 2,173 in October 2011.  As of April 10, 2012, the BDI stood at 928. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

A significant economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

Continued economic slowdown in any Asia Pacific country, particularly in China, may further exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate decreased to approximately 9.5% for the year ended December 31, 2011 and remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position and results of operations.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. Dry bulk new buildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2011.  As of February, 2012, newbuilding orders had been placed for an aggregate of more than 30.0% of the existing global dry bulk fleet, with deliveries expected during the next three years.  Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders.  While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.  If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter our vessels at all.  Currently, nine of our charters are scheduled to expire in 2012.

World events could affect our results of operations and financial condition.

Terrorist attacks and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in North Africa and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Future terrorist attacks could also result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and the trading price of our common shares.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we could pay dividends, if declared.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends, if any, that we may pay to our shareholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not directly affect our operating results and cash available for distribution to our shareholders as dividends as long as our fleet is employed on period time charters, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.

Fuel, or bunker, prices may adversely affect profits.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

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

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling on U.S. ports and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.  Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

●	the prevailing level of charter hire rates;

●	general economic and market conditions affecting the shipping industry;

●	competition from other shipping companies and other modes of transportation;

●	the types, sizes and ages of vessels;

●	the supply and demand for vessels;

●	applicable governmental regulations;

●	technological advances; and

●	the cost of newbuildings.

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

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration on commencement of the time charter from 13 months to 62 months for 24 of the vessels in our fleet and we may in the future employ additional vessels on longer term time charters. Currently, six of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends again.

Rising crew costs could adversely affect our results of operations.

Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.

Our investment in Diana Containerships Inc. exposes us to the risks of the containership market.

We currently own approximately 14.45% of Diana Containerships Inc., which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates; the reduction in demand for container shipping due to the recent global economic recession; increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade; and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships Inc., and could adversely affect our financial condition.

Our earnings, and the amount of dividends, if any, paid in the future, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 11 to 14 months. However, as part of our business strategy, 24 of our vessels are currently fixed on long-term time charters ranging in duration from 13 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Since the completion of our initial public offering in March 2005, we have taken delivery of eight Panamax dry bulk carriers, one Post-Panamax dry bulk carrier and eight Capesize dry bulk carriers, sold one of our Capesize dry bulk carriers and entered into two shipbuilding contracts for the construction of two Newcastlemax dry bulk carriers, of which one was delivered in February 2012 and the other is expected to be delivered in April 2012. In March 2012 we also entered into two shipbuilding contracts for the construction of two ice class Panamax dry bulk carriers and into a memorandum of agreement to acquire a secondhand Panamax dry bulk carrier. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

●	locate and acquire suitable vessels;

●	identify and consummate acquisitions or joint ventures;

●	enhance our customer base;

●	manage our expansion; and

●	obtain required financing on acceptable terms.

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

We entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, which was amended in May 2006 to increase the facility amount to $300.0 million. In October 2009, we entered into loan agreements with Deutsche Bank AG and Bremer Landesbank, or Bremer, for a loan of $40 million, each, which we used to finance part of the construction cost of our Capesize dry bulk carriers, New York delivered in March 2010 and Houston delivered in October 2009, respectively. In October 2010, we entered into a loan agreement with Export–Import Bank of China and DnB NOR Bank ASA, for a loan of up to $82.6 million, to finance part of the construction cost of our two Newcastlemax vessels of which one was delivered in February 2012 and the other is expected to be delivered in April 2012. In September 2011, we entered into a loan agreement with Emporiki Bank of Greece S.A. for a loan of $15.0 million to refinance part of the acquisition cost of the Arethusa. In February 2012, we entered into a loan agreement with Nordea Bank Finland plc, London Branch, for a term loan of up to $16.1 million to finance part of the acquisition cost of the Leto. As of December 31, 2011, we had $374.3 million outstanding under our facilities. We have used our loan facilities to finance vessel acquisitions and newbuilding construction. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit and loan facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

●
pay dividends or make capital expenditures if we do not repay amounts drawn under our loan facilities, if there is a default under the loan facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the flag, class or management of our vessels;

●	create liens on our assets;

●	sell our vessels;

●	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;

●	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

●	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to finance our future operations, make acquisitions or pursue business opportunities.

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

Purchasing and operating secondhand vessels may result in increased operating costs and reduced operating days.

While we have the right to inspect previously owned vessels prior to our purchase of them and we usually inspect secondhand vessels that we acquire, such inspections do not provide us with the same knowledge about their condition that we would have if these vessels had been built for, and operated exclusively by, us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our operating days. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

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

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Containerships Inc.

Certain of our officers and directors are officers and directors of Diana Containerships Inc. and have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, as well as a duty to the shareholders of Diana Containerships Inc.  Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Containerships Inc. and to us are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

●	marine disaster;

●	terrorism;

●	environmental accidents;

●	cargo and property losses or damage;

●	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

●	piracy.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 16 Panamax dry bulk carriers, one Post-Panamax dry bulk carrier, eight Capesize dry bulk carriers, one Newcastlemax vessel and one Newcastlemax vessel under construction, having a combined carrying capacity of 2.9 million dead weight tons, or dwt, and a weighted average age of 6.0 years as of April 20, 2012, excluding our newbuilding Newcastlemax vessel, our two ice class newbuilding Panamax vessels under construction and the Panamax dry bulk carrier we have agreed to acquire. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2011, approximately 41% of our revenues derived from three charterers. During 2010, approximately 44% of our revenues derived from three charterers. During 2009, approximately 69% of our revenues derived from four charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Under the U.S. Internal Revenue Code of 1986, as amended,  or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2011 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source income.  For example, at December 31, 2011, our 5% shareholders owned approximately 18.1% of our outstanding common stock.  There is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a 5% or greater interest in our common stock were, in combination with our existing 5% shareholders, to own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2011 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. Please see the section of this annual report entitled "Taxation" under Item 10D for a more comprehensive discussion of U.S. federal income tax considerations.

U.S. federal tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income."

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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. Please see the section of this annual report entitled "Taxation" under Item 10D for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	mergers and strategic alliances in the dry bulk shipping industry;

●	market conditions in the dry bulk shipping industry;

●	changes in government regulation;

●	shortfalls in our operating results from levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities market.

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

As of the date of this annual report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 15,112,717 shares, or approximately 18.2% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7A. "Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2011, 82,419,417 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

●	prohibiting shareholder action by written consent;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Business Development and Capital Expenditures and Divestitures

On April 13, 2009, we entered into agreements with the shipbuilders Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd. and 4 Sweet Dreams S.A., a related party controlled by the two daughters of our Chairman and Chief Executive Officer, under which we:

–
acquired Gala Properties Inc., or Gala, that had a contract with the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., for the construction of the Houston (delivered in October 2009) for a contract price of $60.2 million, as amended, in exchange for our ownership interest in our former subsidiary Eniwetok Shipping Company Inc., which had a contract with the shipbuilders for the construction of a separate 177,000 dwt Capesize drybulk carrier, identified as Hull No.H1108, for the contract price of $60.2 million, with a scheduled delivery date of June 30, 2010, or the Eniwetok contract; and

–
acquired the charter party, which Gala had already entered into, for the Houston with Jiangsu Shagang Group Co., or Shagang, or its nominee (with performance guaranteed by Shagang) providing for a gross charter hire rate of $55,000 per day for a period of a minimum of 59 months and a maximum of 62 months for a consideration of $15.0 million.

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

In May 2009, we completed a secondary public offering in the United States of 6,000,000 shares of common stock at a price of $16.85 per share, from which we received $98.4 million of net proceeds.

In October 2009, we, through our wholly-owned subsidiaries Gala Properties Inc. and Bikini Shipping Company Inc., entered into loan agreements with Bremer Landesbank and Deutsche Bank AG, respectively, for an amount of $40.0 million each, to finance part of the acquisition cost of our vessels the Houston and the New York, respectively.

In December 2009, we, through our wholly owned subsidiary Taka Shipping Company Inc., or Taka, entered into a Memorandum of Agreement with an unrelated third party to acquire the 76,436 dwt Panamax dry bulk carrier Melite (built 2004) for a total consideration of $35.1 million, delivered in January 2010. The acquisition cost of the vessel was funded with funds drawn under our revolving credit facility with the Royal Bank of Scotland.

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

In April 2010, we, through Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt for each subsidiary. Each newbuilding (H1234 named Los Angeles and H1235 to be named Philadelphia) has a contract price of $58.0 million. In February 2012, we took delivery of the Los Angeles and financed part of its construction cost with funds drawn under our facility with the Export- Import Bank of China and DnB NOR Bank ASA, amounting to $37.5 million, being 70% of the market value of the vessel. We expect to take delivery of hull H1235, to be named Philadelphia, in April 2012.

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

In June 2010, we and Diana Containerships terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and the services that were previously provided to us and to Diana Containerships by the consultants are provided by Diana Shipping Services S.A., or DSS.  DSS has appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Simeon Palios, as broker to assist it in providing services to us and to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010.

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

In September 2010, we, through our wholly owned subsidiary, Majuro Shipping Company Inc., entered into a memorandum of agreement to purchase the dry bulk vessel East Sunrise 88, renamed Alcmene for the purchase price of $40.8 million which was delivered in November 2010.

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

In October 2010, we acquired Universal Shipping and Real Estates Inc., or Universal, and Diana Shipping Agencies S.A., or DSA, from Poinsettia Management Ltd., or Poinsettia, an entity affiliated with the Company's CEO and Chairman and with other executives, for an aggregate price of $21.5 million. Universal and DSA were entities controlled by Poinsettia and owned the real property which the Company was leasing as its principal executive offices in Athens, Greece. In October 2010, the real property was transferred to DSS. Universal and DSA were subsequently dissolved.

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

In January 2011, we distributed 2,667,015 shares, or 80% of our interest in Diana Containerships to our shareholders of record on January 3, 2011 and as a result our ownership percentage of Diana Containerships reduced to approximately 11%. As a result of this partial spin-off, the consolidated financial statements of Diana Containerships are no longer consolidated to our consolidated financial statements.

In May 2011, we, through Bikar Shipping Company Inc., entered into a Memorandum of Agreement for the purchase of M/V Corona, renamed Arethusa, a 73,593 dwt Panamax dry bulk carrier built in 2007, for the purchase price of $29.99 million. The Arethusa was delivered to us in July 2011.

In June 2011, Diana Containerships completed a public offering in the United States of 14,250,000 common shares at a price of $7.50 per share.  Concurrent with this public offering, we acquired an additional 2,666,667 common shares of Diana Containerships at a price of $7.50 per share, for a total amount of $20.0 million, increasing our ownership percentage in the share capital of Diana Containerships to 14.45%. We account for our investment in Diana Containerships under the equity method of accounting on the basis of the significant influence exercised over Diana Containerships through our shareholding and shared executive management.

In September 2011, we, through our wholly owned subsidiary, Bikar Shipping Company Inc., entered into a loan agreement with Emporiki Bank of Greece S.A., for a loan of up to $15.0 million to refinance part of the acquisition cost of Arethusa. The loan was drawn on September 15, 2011 and is repayable in twenty equal semiannual installments of $0.5 million each, starting six months from drawdown and a balloon payment of $5.0 million to be paid together with the last installment not later than ten years from the drawdown date. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by a cash pledge in favor of the bank.

In November 2011, we, through Jemo Shipping Company Inc., entered into a memorandum of agreement with a third party company to acquire the Vathy renamed Leto, an 81,297 dwt Panamax dry bulk carrier, built in 2010, for the purchase price of $32.25 million, which was delivered to us in January 2012. The purchase price of the vessel was partly financed with the proceeds from a loan agreement with Nordea Bank Finland Plc that Jemo entered into in February 2012. The loan facility of $16.1 million has a term of five years and is repayable in 20 consecutive equal quarterly instalments of about $0.3 million, commencing 3 months after the initial borrowing date and a balloon payment of about $11.1 million payable together with the final quarterly instalment. The loan bears interest at Libor plus a margin.

In December 2011, we entered into an agreement with Goldman, Sachs & Co., or the Broker, to repurchase our stock according to Rule 10b5-1(c)(l) and to the extent applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. Under the terms of the agreement the Broker could purchase shares in the open market or through privately negotiated transactions for a commission of $0.03 per share of stock purchased. The agreement was terminated on February 29, 2012 and we repurchased a total of 251,455 shares for $1.9 million.

In March 2012, our subsidiaries Erikub Shipping Company Inc. and Wotho Shipping Company Inc., each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd, respectively, for the construction of one 76,000 dwt ice class Panamax dry bulk carrier for the contract price of $29.0 million each. The contract price shall be paid in two installments of $4.35 million, one installment of $2.9 million and a fourth installment of $17.4 million. The vessels are expected to be delivered in the fourth quarter of 2013.

In March 2012, we entered into a Memorandum of Agreement to purchase from an unaffiliated third party, a 2005 built Panamax dry bulk carrier of 76,225 dwt, for a price of $20.65 million. The vessel, to be renamed Melia, is expected to be delivered to us by the sellers in April 2012.

We also refer you to Item 5. "Loan Facilities" for a discussion of our loan facilities.

B.            Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our operating fleet consists of 26 dry bulk carriers, of which 16 are Panamax, one is Post-Panamax, eight are Capesize and one is a Newcastlemax dry bulk carrier, having a combined carrying capacity of approximately 2.9 million dwt. In addition, we expect to take delivery of four vessels with a carrying capacity of 0.4 million dwt, two in April 2012 and two in the fourth quarter of 2013.

As of December 31, 2011, our fleet consisted of 15 modern Panamax dry bulk carriers, one Post-Panamax and eight Capesize dry bulk carriers, that had a combined carrying capacity of approximately 2.6 million dwt, and a weighted average age of 6.3 years, excluding our Newcastlemax vessels under construction and the Leto which was delivered in January 2012.

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

During 2011, 2010 and 2009, we had a fleet utilization of 99.3%, 99.7% and 98.9%, respectively, our vessels achieved daily time charter equivalent rates of $28,920, $32,049 and $32,811, respectively, and we generated revenues of $255.7 million, $275.4 million and $239.3 million, respectively.

During 2010, Diana Containerships's fleet had a fleet utilization of 97.5%, achieved a daily time charter equivalent rate of $15,146 and generated revenues of $5.7 million. The results of Diana Containerships's fleet have been part of our consolidated results as of and for the period ended December 31, 2010.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of April 15, 2012.

	Fleet Employment Profile (As of April 15, 2012)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	12-Mar-12
	2006 74,381		$10,600	5.00%	EDF Trading Limited, London	12-Mar-12	27-Nov-13 - 27-Jun-14

2	ERATO	C	$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	26-Dec-12 - 10-Apr-13
	2004 74,444

3	ARETHUSA	B	$13,250	5.00%	Cargill International S.A., Geneva	8-Jul-11	24-May-12 - 23-Aug-12
	2007 73,593

4	NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12
	2006 73,546

5	CLIO	B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	22-Feb-12	1
			$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14
	2005 73,691

6	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13	2
	2005 73,691

7	PROTEFS	B	$11,750	4.75%	Cargill International S.A., Geneva	6-Aug-11	6-Jul-12 - 6-Oct-12
	2004 73,630

8	THETIS	B	$13,750	5.00%	Cargill International S.A., Geneva	23-Feb-11	28-Jan-12	3
			$10,500	5.00%	EDF Trading Limited, London	22-Feb-12	22-Aug-13 - 22-Jun-14
	2004 73,583

9	DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13
	2001 75,106

11	OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart BJ), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	4
	2001 75,336

13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13
	2001 75,247

14	NIREFS	A	$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	18-Jan-13 - 18-Apr-13
	2001 75,311

15	MINING STAR	G	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	24-Apr-12	24-Mar-13 - 24-Jun-13	5,6
	(tbr MELIA)
	2005 76,225

16	MELITE	G	$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13
	2004 76,436

17	LETO		$12,900	5.00%	EDF Trading Limited, London	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297

	Post-Panamax Bulk Carrier

18	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
	2010 93,193

	Capesize Bulk Carriers

19	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13	7
	2002 164,218

20	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235

21	SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12
	2005 171,810

22	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13
	2006 174,186

23	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13
	2007 174,261

24	BOSTON	D	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	8
	2007 177,828

25	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	9
	2009 177,729

26	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773

	Newcastlemax Bulk Carrier

27	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, London	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104

	Vessels Under Construction

28	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, London	30-Apr-12	30-Dec-15 - 30-Jun-16	10,11,12
	2012 206,000

29	HULL H2528	F	-	-	-	-	- - -	10
	2013 76,000

30	HULL H2529	F	-	-	-	-	- - -	10
	2013 76,000

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 The previous charterers, Daelim Corporation, Seoul, have agreed to compensate the owners for the early redelivery of the Clio by paying US$17,000 gross per day, minus 5% commission paid to third parties, starting from the date of redelivery to owners, on February 22, 2012,  to the minimum agreed redelivery date, April 8, 2012.

2 Vessel off-hire for drydocking from March 27, 2012 to April 17, 2012.
3 Vessel off-hire for drydocking from January 28, 2012 to February 22, 2012.
4 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
5 Expected to be delivered to the Company by the sellers on April 20, 2012.
6 Estimated delivery date to charterer.
7 In September 2010, the charterer's name was changed to Tata Steel UK, Limited.
8 Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum of eleven (11) months to a maximum of thirteen (13) months at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

9 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
10 Year of delivery and dwt are based on shipbuilding contract.
11 This newbuilding is also referred to as Hull H1235.
12 Based on expected date of delivery to owners.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues, a fixed management fee of $15,000 per month for each vessel in our operating fleet and a fixed monthly fee of $7,500 for vessels under construction and for laid up vessels. These amounts are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements.

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

Pursuant to the Broker Services Agreement, dated June 1, 2010, DSS has appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us and Diana Containerships.  Under the Broker Services Agreement, DSS pays to Diana Enterprises a commission of $1.7 million per year for Diana Shipping Inc. and $1.04 million per year for Diana Containerships. Such fees constitute part of our general and administrative expenses. Effective January 19, 2011, after the partial spin-off of Diana Containerships, fees relating to Diana Containerships do not constitute part of our expenses. In February 2012, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement for the provision of brokerage services for an annual commission of $2.4 million paid quarterly at the beginning of each quarter and with a retroactive effect from January 2012. The agreement has a term of five years.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., BHP Billiton, Hanjin Shipping Company Ltd and Corus UK Limited.  During 2011, three of our charterers accounted for 41% of our revenues, BHP Billiton (12%), Cargill International S.A., (18%) and Corus UK Limited (11%). During 2010, three of our charterers accounted for 44% of our revenues, BHP Billiton (18%), Cargill International S.A., (16%) and Corus UK Limited (10%).

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

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters, we have fixed 24 of our vessels on long-term time charters ranging in duration from 13 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet could be divided into six categories based on a vessel's carrying capacity. These categories consist of:

●
Very Large Ore Carriers, or VLOC.  Very large ore carriers have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

●
Capesize.  Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

●
Post-Panamax.  Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

●
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

●
Handymax/Supramax.  Handymax vessels have a carrying capacity of 40,000-59,999 dwt. These vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or gear, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.

●
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

In the voyage charter market, rates are, among other things, influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion, or ballast leg, that is included in the calculation of the return charter to a loading area.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2009, BDI ranged from a low of 772 in January 2009 to a high of 4,661 in November 2009, representing an increase of 504%. In 2010, BDI decreased from a high of 4,209 in May 2010 to a low of 1,700 in July 2010 and in 2011 ranged from a low of approximately 1,043 in February 2011 to a high of approximately 2,173 in October 2011. As of April 10, 2012, the BDI stood at 928.

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

●
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

●
Our fleet includes five groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

●
We have an experienced management team.  Our management team consists of experienced executives who each have, on average, more than 26 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 42 years of experience in the shipping industry.

●
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

●
We benefit from strong relationships with members of the shipping and financial industries.  We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

●
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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as MARPOL).  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs.  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System," or SMS, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. Our appointed ship managers have obtained DOCs for their offices and SMCs for all of our vessels for which the certificates are required by the IMO. The DOC and SMC are renewed as required.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  The cost of compliance could increase for ocean carriers, and these costs may be material.  Our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this annual report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.   The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
●	the development of vessel security plans;
●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date  ofthe date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasions of the second or third annual survey.

●
Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax vessels and $150,000 per vessel per incident for Capesize and Newcastlemax vessels.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Our vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. We are not aware of any supplemental calls in respect of any policy year that have not been recorded in our consolidated financial statements.

C.            Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit 8.1 to this annual report.

D.            Property, plants and equipment

On October 8, 2010, we acquired 100% of the issued and outstanding shares of Universal Shipping and Real Estates Inc., or Universal, and Diana Shipping Agencies S.A., or DSA, for $21.5 million. Universal and DSA together owned the real property which we were leasing as our principal executive offices in Athens, Greece from Poinsettia Management Ltd., an entity affiliated with our CEO and Chairman and with other executives. The transaction was approved by a committee consisting of the independent members of the Board of Directors. On October 21, 2010 the real property owned by Universal and DSA was transferred to DSS, and Universal and DSA were subsequently dissolved.

Other than this interest in real property, our only material properties are the vessels in our fleet.

Item 4A.                 Unresolved Staff Comments

None.

Item 5.                    Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this annual report.

A.          Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, 24 of our vessels are employed on long-term time charters ranging in duration from 13 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

●
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

●
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

●
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

●
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

●
TCE rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
Ownership days	8,609	8,348	7,000
Available days	8,474	8,208	6,930
Operating days	8,418	8,180	6,857
Fleet utilization	99.3%	99.7%	98.9%
Time charter equivalent (TCE) rate (1)	$28,920	$32,049	$32,811

(1)  Please see Item 3A. "Selected Financial Data" for a reconciliation of TCE to GAAP measures.

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

●	the duration of our charters;

●	our decisions relating to vessel acquisitions and disposals;

●	the amount of time that we spend positioning our vessels;

●	the amount of time that our vessels spend in drydock undergoing repairs;

●	maintenance and upgrade work;

●	the age, condition and specifications of our vessels;

●	levels of supply and demand in the dry bulk shipping industry; and

●	other factors affecting spot market charter rates for dry bulk carriers.

During 2009, our revenues decreased due to the drastic decline in market charter rates during the latter five months of 2008.  During 2010, our revenues increased due to the enlargement of our fleet and the consolidation of Diana Containerships's fleet. At the same time, we maintained relatively high vessel utilization rates. Revenues in 2011 decreased, both as a result of the deconsolidation of Diana Containerships after its partial spin-off in January 2011 and the decreasing average market charter rates. For 2012, we expect our revenue to decrease further if rates remain at current levels, despite of the enlargement of our fleet in 2012. Currently, six of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission has been eliminated from our consolidated financial statements as an intercompany transaction since April 1, 2006 (after DSS was acquired). During 2010 and until January 18, 2011, Diana Containerships has also paid our fleet manager a commission of 1%, which has also been eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011, the 1% commission paid by Diana Containerships constitutes revenue of DSS.

We expect that the amount of our total commissions in 2012 will decrease due to decreased charter hire rates and revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet which was partly offset in 2011 due to Diana Containerships' deconsolidation. In 2012, we expect these expenses to increase due to the enlargement of our fleet. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days which was partly offset in 2011 due to Diana Containerships' deconsolidation. We expect that these charges will increase in 2012 due to the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager and in 2010 due to our ownership of Diana Containerships and decreased in 2011 due to Diana Containerships' deconsolidation. In 2012 we expect such costs to increase due to increased compensation cost on restricted stocks.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt.  As of December 31, 2011 and 2010, we had $374.3 million and $385.0 million of indebtedness outstanding, respectively. We incur interest expense and financing costs relating to our outstanding debt. Currently, our debt amounts to $425.9 million and we expect to incur additional debt to finance part of the construction cost of the Philadelphia, which we expect to take delivery of at the end of April 2012. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter. We had such varying rates pursuant to our time charter agreements for the Sideris GS, which expired in October 2010, the Aliki, which expired in March 2011 and the Semirio, which expired in May 2011.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	employment and operation of our vessels; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans, or ISPS;

●	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

●	vessel hiring management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

●	rates and periods of charter hire;

●	levels of vessel operating expenses;

●	depreciation expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5. "Critical Accounting Policies – Impairment of Long-lived Assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

Based on (i) the carrying value of each of our vessels as of December 31, 2011, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2011, the aggregate carrying value of  15 of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $442 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on charter free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 15 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011. However, as of the same date, most of those dry bulk vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2011 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities", "The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results" and the discussion herein under the heading Item 4B. "Business Overview – Vessel Prices."

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)

Dry bulk vessels
1	Nirefs	75,311	2001	12.3
2	Alcyon	75,247	2001	12.3
3	Triton	75,336	2001	12.5

4	Oceanis	75,211	2001	12.5
5	Dione	75,172	2001	14.3
6	Danae	75,106	2001	14.4
7	Protefs	73,630	2004	15.5
8	Calipso	73,691	2005	15.8
9	Clio	73,691	2005	16.3
10	Thetis	73,583	2004	29.4 *
11	Erato	74,444	2004	29.5 *
12	Coronis	74,381	2006	32.6 *
13	Naias	73,546	2006	31.5 *
14	Sideris GS	174,186	2006	73.3 *
15	Aliki	180,235	2005	88.3 *
16	Semirio	174,261	2007	81.0 *
17	Boston	177,828	2007	92.7 *
18	Salt Lake City	171,810	2005	136.6 *
19	Norfolk	164,218	2002	109.3 *
20	Houston	177,729	2009	57.7 *
21	Melite	76,436	2004	31.8 *
22	New York	177,773	2010	58.6 *
23	Alcmene	93,193	2010	39.1 *
24	Arethusa	73,593	2007	29.4 *
Total for dry bulk vessels		2,609,611		1,046.7

_______________________________

*
Indicates dry bulk vessels for which we believe, as of December 31, 2011, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $442 million.

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

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. We test such assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Vessel Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is common in the dry bulk shipping industry. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels based on historical average prices, which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

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

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs and for our interest in land and office building and the related equipment) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

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

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

Time Charter Revenues.    Time charter revenues decreased by $19.7 million, or 7%, to $255.7 million for 2011, compared to $275.4 million for 2010. The decrease was due to a 10% decrease of our average charter rates in 2011 compared to 2010 and also the deconsolidation of Diana Containerships in January 2011. Time charter revenues of the Diana Containerships's fleet amounted to $0.6 million in 2011 (before its deconsolidation in January 2011) and $5.7 million in 2010. The decrease was partly off-set by a 3% increase of our ownerships days resulting from the delivery of new vessels to our fleet following our acquisition of the Arethusa in July 2011 and also the Melite, the New York and the Alcmene in January, March and November 2010, respectively. In 2011 we had total operating days of 8,418 and fleet utilization of 99.3%, compared to 8,180 total operating days and a fleet utilization of 99.7% in 2010.

Other Revenues.    Other revenues amounted to $1.1 million, and consist of the income derived from the management and administrative agreements between DSS and Diana Containerships since its deconsolidation on January 18, 2011.

Voyage Expenses.    Voyage expenses decreased by $1.8 million, or 15%, to $10.6 million in 2011 compared to $12.4 million in 2010. This decrease in voyage expenses is primarily attributable to the decrease in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers, but also due to deconsolidation of Diana Containerships. Voyage expenses relating to Diana Containerships's fleet in 2010 amounted to $0.3 million while in 2011 Diana Containerships' fleet voyage expenses before its deconsolidation on January 18, 2011 amounted to $21,570. Commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues. The decrease in voyage expenses was also due to an increase in the gains from bunkers amounting to $1.7 million in 2011 compared to gains in bunkers of $0.7 million in 2010. These gains are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year.

Vessel Operating Expenses.    Vessel operating expenses increased by $2.8 million, or 5%, to $55.4 million in 2011 compared to $52.6 million in 2010.  The increase in operating expenses is primarily attributable to the 3% increase in ownership days resulting from the delivery of our new vessels to our fleet, the Arethusa in July 2011 and the Melite, the New York and the Alcmene, in January, March and November 2010, respectively, partly offset by the days lost due to the deconsolidation of Diana Containerships. This increase was also due to increased daily crew costs in 2011 compared to 2010 and was partly offset by decreases in all other categories of operating expenses and the deconsolidation of Diana Containerships. Vessel operating expenses relating to Diana Containerships in 2011 (before its deconsolidation in January 2011) amounted to $0.2 million compared to $2.9 million in 2010. Daily operating expenses were $6,432 in 2011 compared to $6,299 in 2010, representing a 2% increase.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $2.2 million, or 4%, to $55.3 million for 2011, compared to $53.1 million for 2010. This increase was mainly the result of both the enlargement of our dry bulk fleet which resulted in increased depreciation in 2011 compared to 2010 and the increase in amortization of deferred drydocking costs. The increase was partly offset by reduced depreciation costs due to the deconsolidation of Diana Containerships. Depreciation charges relating to Diana Containerships's fleet in 2011 (before its deconsolidation in January 2011) amounted to $0.1 million compared to $1.5 million in 2010.

General and Administrative Expenses.    General and Administrative Expenses for 2011 decreased by $0.2 million, or 1%, to $25.1 million compared to $25.3 million in 2010. The decrease is mainly attributable to the deconsolidation of Diana Containerships, office rent and taxes relating to the acquisition of the building in 2010 and legal fees and was partly offset by increases in salaries and compensation cost on restricted stock awards to executive management and non-executive directors. General and Administrative Expenses for Diana Containerships, amounted to $0.3 million in 2011 (before its deconsolidation in January 2011) compared to $3.5 million in 2010.

Interest and Finance Costs.    Interest and finance costs decreased by $0.3 million, or 6%, to $4.9 million in 2011 compared to $5.2 million in 2010. The decrease is primarily attributable to lower average interest rates and the deconsolidation of Diana Containerships and was partly offset by higher average long term debt outstanding during 2011 compared to 2010. Interest and finance costs relating to Diana Containerships in 2010 amounted to $0.5 million, of which $0.3 million related to interest costs. Interest and finance costs relating to Diana Containerships its deconsolidation on January 18, 2011 amounted to $46,663. Interest costs in 2011 amounted to $4.5 million compared to $4.6 million in 2010.

Interest Income. Interest income increased by $0.1 million, or 11%, to $1.0 million in 2011 compared to $0.9 million in 2010. The increase is attributable to increased levels of cash on hand during the year despite the deconsolidation of Diana Containerships. Interest income relating to Diana Containerships in 2010 amounted to $0.1 million.

Gain/(Loss) from Derivative Instruments. Loss from derivative instruments decreased by $0.8 million, or 53%, to $0.7 million in 2011 compared to $1.5 million in 2010 and includes both realized and unrealized losses. The decrease is due to the unrealized losses which decreased to $39,410 in 2011 compared to $0.8 million in 2010 and was partly set-off by an increase in realized losses which in both 2011 and 2010 amounted to of $0.7 million.

Income from Investment in Diana Containerships Inc. Income from our investment in Diana Containerships amounted to $1.2 million in 2011 and derives from the valuation of the investment under the equity method after the deconsolidation of Diana Containerships in January 2011. In 2010 there was no such amount as Diana Containerships was consolidated with our financial statements.

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

Voyage Expenses.    Voyage expenses increased by $0.4 million, or 3%, to $12.4 million in 2010 compared to $12.0 million in 2009. This increase in voyage expenses is primarily attributable to the increase in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of time charter revenues and as such they follow the same trend as time charter revenues. The increase in voyage expenses was offset by gains in bunkers amounting to $0.7 million in 2010 compared to losses in bunkers of $0.8 million in 2009. These fluctuations are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year. Voyage expenses relating to Diana Containerships's fleet in 2010 amounted to $0.3 million.

Vessel Operating Expenses.    Vessel operating expenses increased by $11.2 million, or 27%, to $52.6 million in 2010 compared to $41.4 million in 2009. The increase in operating expenses is attributable to the 19% increase in ownership days resulting from the delivery of our new vessels to our fleet, the Melite, the New York and the Alcmene, in January, March and November 2010, respectively, the delivery of the Houston in October 2009 and the consolidation of Diana Containerships's fleet in 2010, and from increased daily costs in stores, spares and repairs. This increase was partly offset by reduced daily crew costs in 2010 compared to 2009. Daily operating expenses were $6,299 in 2010 compared to $5,910 in 2009, representing a 7% increase. Vessel operating expenses relating to Diana Containerships in 2010 amounted to $2.9 million, or 5.5% of our total vessel operating expenses.

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

B.           Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $384.6 million at December 31, 2011 and $322.1 million at December 31, 2010.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As of December 31, 2011, we had $416.7 million of Cash and cash equivalents, $9.3 million available under our revolving credit facility with the Royal Bank of Scotland to finance future vessel acquisitions or for working capital purposes and up to $82.6 million available under our loan facility with the Export-Import Bank of China and DnB NOR Bank ASA, to finance part of the construction cost of our two Newcastlemax vessels, one of which was delivered in February 2012 and the other which is expected in April 2012. When Los Angeles was delivered, we drew down $37.5 million under the related loan facility, therefore the amount available to be drawn, currently, has been reduced to $41.3 million.

Cash Flow

Cash and cash equivalents increased to $416.7 million as of December 31, 2011 compared to $345.4 million as of December 31, 2010.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $24.1 million, or 14%, to $154.2 million in 2011 compared to $178.3 million in 2010. The decrease was primarily attributable to the decrease in revenues, an increase in trade receivables and the increase of expenses, which caused an increase in current liabilities.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $90.4 million in 2011, which consists of $28.2 million of advances and costs paid for our two vessels under construction and the advance for the vessel Leto delivered to us in January 2012; $30.1 million of amounts paid for the acquisition during the year of the vessel Arethusa; $12.0 million of cash disposed-off upon the partial spin-off of Diana Containerships; $20.0 million paid to participate in Diana Containerships' public offering in June 2011; $0.1 million of dividends received from Diana Containerships during the year and $0.2 million relating to purchases of furniture, equipment and software development costs.

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

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $7.5 million in 2011, which consists of $15.0 million of proceeds drawn under our loan facilities and $6.3 million of indebtedness that we repaid; and $1.2 million that we paid to repurchase and retire our common stock pursuant to the relevant plan.

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

Loan Facilities

The Royal Bank of Scotland Plc., or RBS: In February 2005, we entered into a $230.0 million secured revolving credit facility with RBS, which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital of which $9.3 million is currently available. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million that expired in March 2008. We draw funds under our $300.0 million credit facility to fund vessel acquisitions.

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

As of December 31, 2011 and as of the date of this annual report, we had $290.7 million of principal balance outstanding under our $300.0 million revolving credit facility.

The credit facility contains financial and other covenants requiring us, among other things, to ensure that the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 120% of the aggregate principal amount of debt outstanding under the facility and the notional or actual cost of terminating any relating hedging arrangements; our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets; we maintain $0.40 million of liquid funds per vessel in the fleet financed or mortgaged through the credit facility, to the extent that the available working capital portion of the credit facility does not exceed such amount.

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

Bremer Landesbank, or Bremer: In October 2009, we, through Gala Properties Inc., entered into a loan agreement with Bremer to partly finance or, as the case may be, refinance the contract price of the Houston for an amount of $40.0 million. The loan has a term of ten years and is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum for the first two years, or the Initial Margin Application Period. Upon expiration of the Initial Margin Application Period, Bremer did not propose a new margin for the remaining security period or part thereof, for agreement by Gala Properties Inc., so the margin of 2.15% remains current. We drew down the loan amount of $40.0 million in November 2009 after the delivery of the Houston in October 2009.

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

As of December 31, 2011 and as of the date of this annual report, we had $32.8 million and $31.9 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Bremer.

Deutsche Bank AG, or Deutsche: In October 2009, we, through Bikini Shipping Company Inc., entered into a loan agreement with Deutsche to partly finance or, as the case may be, refinance the contract price of the New York for an amount of $40.0 million but not exceeding 80% of the fair value of the vessel. The loan has a term of five years and is repayable in 19 quarterly installments of $0.6 million, or the 1.50% of the loan amount and a 20th installment equal to the remaining outstanding balance of the loan. The loan bears interest at Libor plus a margin of 2.40% per annum. We drew down the loan amount of $40.0 million in March 2010 on the delivery of the New York.

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

As of December 31, 2011 and as of the date of this annual report, we had $35.8 million and $35.2 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Deutsche.

DnB NOR Bank ASA, or DnB NOR: In July 2010, Diana Containerships through its subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into a loan agreement with DnB NOR to finance part of the acquisition cost of the vessels Sagitta and Centaurus for an amount of up to $40.0 million in two advances for each vessel with each advance not exceeding the lower of $10.0 million and the 25% of the market value of the vessel relevant to it.

The repayment of the loan was in 24 quarterly installments of $165,000 for each advance and a balloon of $6.04 million payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $0.4 million was paid on signing the facility agreement. The loan bore commitment fees of 0.96%, on the undrawn part of the loan.

Diana Containerships and its subsidiaries are no longer consolidated to our consolidated financial statements, after its partial spin-off in January 2011.

Export-Import Bank of China and DnB NOR Bank ASA, or CEXIM and DnB NOR: In October 2010, we, through our wholly owned subsidiaries, Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a loan agreement with CEXIM and DnB NOR to finance part of the acquisition cost of our newbuildings Hull 1234, or Los Angeles, and Hull 1235, to be named Philadelphia, for an amount of up to $82.6 million. The loan is available until November 30, 2012 in two advances with each advance not exceeding the lower of $41.3 million and the 70% of the market value of the ship relevant to it. The repayment of the loan is in 40 quarterly installments of $692,500 for each advance and a balloon of $13.6 million payable together with the last installment. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum.  The loan bears commitment fees of 0.50% per annum, on the undrawn portion of the loan and an agency fee of $10,000 paid annually until full repayment of the loan. An arrangement and structuring fee of $0.6 million was paid on signing the agreement along with the payment of the annual agency fee.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from Diana Shipping Inc. and manager's undertakings. The lender may also require additional security, if at any time the market value of the ships becomes less than the 125% of the aggregate of (a) the loan and (b) the swap exposure. Additionally, the borrowers are required to maintain minimum liquidity of $0.4 million at each operating account, and the guarantor is required to maintain net worth of not less than $150.0 million and at least 25% of the total assets and an average cash balance of $10.0 million. As at December 31, 2011, we did not have any balance outstanding under the loan, however as of the date of this annual report, we had $37.5 million outstanding, which we drew down to finance part of the construction cost of the Los Angeles delivered in February 2012. Because the tranche that was drawn was at the 70% of the market value of the vessel the related repayment installments will be reduced proportionately.

Emporiki Bank of Greece S.A.: On September 13, 2011, Bikar entered into a loan agreement with Emporiki Bank of Greece S.A., or Emporiki, for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. The loan is repayable in twenty equal semiannual installments of $0.5 million each, starting six months from drawdown and a balloon payment of $5.0 million to be paid together with the last installment not later than ten years from the drawdown date. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank. As at December 31, 2011, the loan amount was equivalently secured by cash pledged in favor of the bank and as such the loan bore interest at LIBOR plus 1% margin. The loan also bore commitment fees of 0.50% per annum, on the undrawn portion of the loan. An arrangement fee of $45,000 was paid on signing the agreement.

The loan is secured with a first priority mortgage on the Arethusa, charter assignment on all charters exceeding 12 months, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from us, manager's undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the 120% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. The loan also has other non-financial and financial covenants, including minimum net worth, minimum cash of $10.0 million to be held by us and $0.5 million to be held by Bikar and/or the guarantor and maximum leverage.

As of December 31, 2011 and as of the date of this annual report, we had $15.0 million and $14.5 million, respectively, of principal balance outstanding under our $15.0 million loan facility with Emporiki.

Nordea Bank Finland Plc.: On February 7, 2012, we, through our wholly owned subsidiary Jemo Shipping Inc., or Jemo, entered into an agreement with Nordea Bank Finland Plc, London Branch, or Nordea, for a secured term loan facility of $16.1 million, to partly finance the acquisition cost of the Vathy, renamed Leto. The loan, which was drawn on February 7, 2012 has a term of five years and is repayable in 20 consecutive equal quarterly installments of approximately $0.25 million, commencing 3 months after the initial borrowing date and a balloon payment of approximately $11.1 million payable together with the final quarterly installment. The loan bears interest at Libor plus a margin of 2.5%, has commitment fees of 0.5% per annum on the undrawn amount under the facility from the date of the commitment letter until drawdown and an arrangement fee of 1.2% of the facility amount that was paid on signing of the agreement.

The loan is secured with a corporate guarantee from us, a first priority mortgage on the vessel Leto, first priority assignment of earnings, first priority pledge of the earnings account, first priority assignment of the vessel's current time charter and any subsequent charter contracts with a duration of 12 months or more, first priority assignment of insurances, first priority pledge over the shares of Jemo and manager's letter of subordination of rights. The loan also has financial covenants such as minimum liquidity of $0.5 million per vessel owned by the guarantor, minimum market-adjusted equity ratio of 25%, minimum market-adjusted net worth of $150 million and minimum hull value of 125% of the outstanding principal amount. Finally, we are not permitted to pay any dividends that would result in breach of financial or other covenants.

Currently, fourteen of our vessels have been provided as collateral to secure our credit facility with RBS; one vessel has been provided as collateral to secure our loan facility with Bremer; one vessel to secure our loan facility with Deutsche; one vessel to secure our loan facility with Emporiki; one vessel to secure our loan facility with CEXIM and DnB NOR and one vessel to secure our loan facility with Nordea.

For the year ended December 31, 2011 we obtained waivers from RBS, Deutsche, DnB NOR and Emporiki for our share repurchase program. Currently, we believe we are in compliance with all covenants relating to our loan facilities.

As of December 31, 2011, 2010 and 2009 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2011 the fair value of the floor resulted in losses of $1.1 million and the cap in gains of $23,000 resulting to an aggregate loss of $1.0 million equal to losses incurred in 2010. Also during 2011, 2010 and 2009 we incurred unrealized losses from the swap amounting to about $39,000, $0.8 million and $0.2 million, respectively, and realized losses of $0.7 million, $0.7 million and $0.3 million, respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. Currently, we have contractual obligations relating to the construction of three newbuildings, amounting to $84.1 million. We will fund part of the construction cost of our Newcastlemax vessel with funds under our loan agreement with CEXIM and DnB NOR and with cash on hand. We expect to fund the construction cost of our two ice class Panamax dry bulk vessels and the Panamax dry bulk vessel we have agreed to acquire with cash on hand. We also expect to incur capital expenditures relating to improvements to our office building, which we will fund with cash on hand.

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

D.            Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. During 2011, the BDI remained volatile, reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14, 2011. On February 3, 2012, the BDI reached a 26 year low of 647, due to a combination of weak demand and further growth in vessel supply. As of April 10, 2012, the BDI stood at 928.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing, and the number of newbuild drybulk vessels on order is near historic highs. Demand for drybulk vessel services is influenced by global financial conditions. The recovery in China and India positively influenced the charter rates; however, global financial conditions remain volatile and demand for drybulk services may decrease in the future. The combination of increasing drybulk capacity (both current and expected) and decreasing demand or demand which is not offset by the increase in drybulk capacity is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see "Item 5.B Liquidity and Capital Resources" for more information).

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2011, as adjusted to reflect (i) the drawdown of $16.1 million under our loan with Nordea; (ii) the drawdown of $37.5 million under our loan with CEXIM and DnB NOR; (iii) the delivery of our Newcastlemax dry bulk vessel Los Angeles in February 2012 and the payment in March 2012, of one additional predelivery installment for the construction of hull H1235 to be named Philadelphia, amounting to $5.8 million; (iv) the new Brokerage Services Agreement between DSS and Diana Enterprises, dated February 22, 2012, but with effect from January 1, 2012; (v) the two contracts we entered into in March 2012 for the construction of two Panamax dry bulk carriers for an aggregate contract price of $58.0 million; and (vi) the memorandum of agreement we entered into in March 2012 for the acquisition of one Panamax dry bulk carrier for $20.65 million:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements (1)	$427,875	$30,340	$81,040	$254,840	$61,655
Construction contracts (2)	84,100	34,800	49,300	-	-
Memorandum of Agreement (3)	20,650	20,650	-	-	-
Broker services agreement (4)	12,260	2,384	4,768	4,768	340

Total	$544,885	$88,174	$135,108	$259,608	$61,995

(1)
As of December 31, 2011 we had an aggregate principal of $374.3 million of indebtedness outstanding under our loan facilities. In February 2012, we drew down $16.1 million of proceeds under our facility with Nordea to finance part of the purchase cost of the Leto and $37.5 million of proceeds under our facility with the CEXIM and DnB NOR, to finance part of the construction cost of Los Angeles. As of the date of this annual report, we had an aggregate principal of $425.9 million outstanding under our loan facilities which was incurred in connection with the acquisition of our dry bulk vessels. The table above does not include projected interest payments which are based on LIBOR plus a margin.

(2)
As of December 31, 2011, we had paid four predelivery installments for the construction of hull H1234, or Los Angeles, amounting to $31.9 million and the three predelivery installments for the construction of hull H1235, to be renamed Philadelphia, amounting to $26.1 million. Los Angeles was delivered to us in February 2012, for which we paid a delivery installment of $26.1 million. In March 2012, we paid one additional predelivery installment of $5.8 million for the construction of hull H1235, to be renamed Philadelphia, and expect to pay $26.1 million on the delivery of the vessel in April 2012. In March 2012, we also entered into two contracts for the construction of two additional Panamax dry bulk carriers for the price of $29.0 each, expected to be delivered in the fourth quarter of 2013.

(3)
In March 2012, we entered into a Memorandum of Agreement to purchase from an unaffiliated third party a 2005 built Panamax dry bulk carrier of 76,225 dwt for a price of $20.65 million. The vessel, to be renamed Melia, is expected to be delivered to us by the sellers on or about April 24, 2012.

(4)
On June 1, 2010, DSS entered into an agreement with Diana Enterprises, a related party company, for the provision of brokerage services for an annual fee of $1.7 million. This agreement was terminated on February 22, 2012 and was replaced with an agreement for the provision of brokerage services and for an annual fee of $2.4 million effective from January 1, 2012. The agreement has a term of five years and the fee is paid quarterly in advance.

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

Name	Age	Position
Simeon Palios	70	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	56	Class I Director and President
Ioannis Zafirakis	40	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	40	Chief Financial Officer and Treasurer
Maria Dede	39	Chief Accounting Officer
William (Bill) Lawes	68	Class II Director
Konstantinos Psaltis	73	Class II Director
Boris Nachamkin	78	Class III Director
Apostolos Kontoyannis	63	Class III Director

The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2014.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships since January 13, 2010. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 42 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships since January 13, 2010. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 29 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

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

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since March 8, 2006 and has served in these positions with Diana Containerships since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

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

B.            Compensation

The aggregate compensation to members of our senior management for 2011, 2010 and 2009 was $0.8 million, $1.4 million and $2.3 million, respectively. In 2012, 2011 and 2010 our senior management received a cash bonus of $0.4 million, $0.4 million and $1.2 million respectively, relating to 2011, 2010 and 2009 performance, respectively. Since June 1, 2010, DSS entered into two Broker Services Agreements with Diana Enterprises, a related party, to provide brokerage services to us and Diana Containerships. Under these agreements, which are described in Item 7B. "Related Party Transactions", we pay an annual fee of $1.7 million, increased to $2.4 million as of January 1, 2012, and Diana Containerships paid during 2010 and until January 18, 2011 that was consolidated in our financial statements annual fees of $1.04 million. We consider that fees paid under those agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. In 2011 and 2010, brokerage services amounted to $1.7 million and $1.6 million, respectively. In 2012 and 2011, Diana Enterprises also received an amount of $0.8 million for each year, as bonus for the performance of 2011 and 2010.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2011, 2010 and 2009 fees and expenses of our non-executive directors amounted to $0.4 million, $0.4 million and $0.3 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 2,843,295 shares of restricted common stock, of which 2,335,123 shares to senior management and 508,172 shares to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vest ratably over a period of six years. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2011, 2010 and 2009, compensation cost relating to the aggregate amount of restricted stock awards amounted to $8.1 million, $7.5 million and $3.9 million, respectively. Of this compensation cost, an amount of $39,353 in 2011 and $1.3 million in 2010 related to shares awarded by Diana Containerships to members of its senior management.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In February 2005, we adopted an equity incentive plan, or the 2005 Plan, pursuant to which our employees, officers and directors have received options to acquire our common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the 2005 Plan. The 2005 Plan is administered by the Company's Board of Directors. Under the terms of the 2005 Plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The 2005 Plan will expire 10 years from the adoption of the 2005 Plan by the Board of Directors. On October 21, 2008, the 2005 Plan was amended and restated. Under the 2005 Plan as amended and restated, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with us. Our board of directors delegated to the members of the compensation committee its authority as Administrator of the 2005 Plan to vest restricted stock awards granted under the 2005 Plan in the event of the grantee's death. No shares remain available for issuance under the 2005 Plan.

On May 2, 2011, our board of directors approved the Diana Shipping Inc. 2011 Equity Incentive Plan, or the 2011 Plan, with substantially the same terms and provisions as the amended and restated 2005 Plan.  Under the 2011 Plan, an aggregate of 5,000,000 common shares are reserved for issuance under the 2011 Plan, of which 4,956,705 shares of common stock are currently available for issuance under the 2011 Plan.

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

	Year Ended December 31,
	2011	2010	2009
Shoreside	68	58	46
Seafaring	558	577	445
Total	626	635	491

E.            Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7. "Major Shareholders" and "Related Party Transactions".

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	15,112,717	18.2%
	Seizert Capital Partners, LLC (2)	5,219,824	6.3%

	All officers and directors as a group (3)	16,711,068	20.1%

(1)
Currently, Mr. Simeon Palios beneficially owns 826,177 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A., or Corozal, and Ironwood Trading Corp., or Ironwood, over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2009, 2010, 2011 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 17.5%, 17.4%, 17.3% and 17.2%, respectively, of our outstanding common stock.

(2)	Seizert Capital Partners, LLC is an investment adviser that has filed a Schedule 13G on February 13, 2012 reporting their ownership of 6.3% of our outstanding common stock as of December 31, 2011.

(3)
Mr. Simeon Palios is our only director or officer that beneficially owns 1% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect shareholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Margaronis, Zafirakis and Michalopoulos, each executive officers of ours, each own less than 1% of our outstanding common stock.

B.           Related Party Transactions

Diana Enterprises Inc.

On June 1, 2010, DSS entered into two agreements with Diana Enterprises, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, to provide brokerage services. The first agreement was made on behalf of Diana Shipping Inc. for an annual fee of $1.7 million and the second agreement was made on behalf of Diana Containerships, for an annual fee of $1.04 million. During 2011 and 2010, brokerage fees amounted to $1.7 million and $1.6 million, respectively (of which 52,000 and $0.6 million, respectively, related to Diana Containerships). Effective January 19, 2011 after the partial spin-off of Diana Containerships, the relevant fees relating to Diana Containerships are being reimbursed to us by Diana Containerships and do not constitute part of our expenses. In 2012 and 2011, Diana Enterprises also received an amount of $0.8 million for each year as bonus for 2011 and 2010 performance. In February 2012, the agreement between Diana Enterprises and DSS was terminated and replaced with a new agreement under which Diana Enterprises will provide brokerage services for an annual fee of $2.4 million to be applied retroactively from January 1, 2012. Our agreement with Diana Enterprises has a term of five years and the fees are paid quarterly in advance.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2011, 2010 and 2009 amounted to $1.8 million, $1.6 million and $1.4 million, respectively. We believe that the fees that we pay to Altair are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Until September 30, 2010, we were also paying rent to Altair for the lease of office and parking space, which for 2010 and 2009 amounted to about $76,000 and $19,000, respectively, classified in General and administrative expenses. In September 2010, Altair sold its property to Universal and as of that date our lease agreement with Altair was terminated.

Administrative Services Agreement

On April 6, 2010, Diana Containerships entered into an Administrative Services Agreement with DSS, whereby DSS, as the Manager, provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Diana Containerships pays DSS a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and will automatically renew for successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by Diana Containerships (i) upon thirty days' written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to Diana Containerships; (iv) if the holders of a majority of Diana Containerships's outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and Diana Containerships is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months' notice to Diana Containerships; (ii) if Diana Containerships materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of Diana Containerships or (b) the Manager's receipt of written notice from Diana Containerships that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager's receipt of the written notice in the preceding clause (b). If Diana Containerships has knowledge that a change of control of Diana Containerships will occur, it is required to give prompt written notice thereof to the Manager.

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such administrative services fees received by DSS have been eliminated from our consolidated financial statements as intercompany transactions. However, after the de-consolidation of Diana Containerships, such fees constitute part of our revenues and are included in Other Revenues, in the amount of $1.1 million for 2011.

Vessel Management Agreements

DSS also provides commercial and technical management services for Diana Containerships's vessels under separate vessel management agreements with Diana Containerships's vessel owning subsidiaries. The vessel management agreements continue unless terminated by either party giving three months' written notice; provided that Diana Containerships may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing Diana Containerships's relationships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any.

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such management fees received by DSS have been eliminated from our consolidated financial statements as intercompany transactions. However, after the de-consolidation of Diana Containerships, such fees constitute part of our revenues and are included in Other revenues, in the amount of $1.1 million for 2011.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors.  As a result of market conditions in the international shipping industry and in line with our dividend policy, as of November 2008, our board of directors has suspended the payment of dividends. We believe that this suspension enhances our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt. In December 2010, we distributed 2,667,015 shares of Diana Containerships, or 80% of our interest, as a stock dividend to all shareholders on a pro-rata basis and on January 3, 2011, Diana Containerships started to trade in the Nasdaq Global Market on a "when issued" basis and on January 19, 2011, on a "regular way" basis. As a result of this partial spin-off, Diana Containerships, effective January 19, 2011, is no longer consolidated to our consolidated financial statements.

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

Item 9.                    The Offer and Listing

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure for the last five full financial years with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2012		2011		2010		2009		2008		2007
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$12.64	$6.93	$16.27	$11.19	$18.52	$10.15	$31.66	$7.24	$44.82	$15.79

1st quarter	$9.87	$7.80	$12.64	$11.50	$16.27	$13.26
2nd quarter			12.13	10.70	15.82	11.19
3rd quarter			11.13	7.42	13.39	11.46
4th quarter			8.54	6.93	14.08	11.82

October			$8.45	$6.93
November			8.54	7.25
December			8.07	7.48
January	$8.44	$7.80
February	9.87	8.11
March	9.24	8.41
April*	8.90	7.52

* For the period from April 1, 2012 until April 19, 2012.

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, the number of our outstanding shares of common stock has increased to 82,989,667. We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C.            Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5. "Loan Facilities"
for a discussion of our loan facilities, Item 4.A for a discussion of our agreement with 4 Sweet Dreams S.A., and item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios and by Diana Containerships.

D.            Exchange Controls

Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.            Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Department regulations, or the Treasury Regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this annual report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

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

In the year ended December 31, 2011, approximately 4.2% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 2.1% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2011. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $0.2 million for the year ended December 31, 2011.

Application of Exemption under Section 883 of the Code

Under the relevant provisions of Section 883 of the Code and the final Treasury Regulations promulgated thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source Shipping Income if:

(1)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the Shipping Income for which exemption is being claimed under Section 883 of the Code, or the Country of Organization Requirement; and

(2)	It can satisfy any one of the following two stock ownership requirements:

●
more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the 50% Ownership Test; or

●	its stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, or the Publicly Traded Test.

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns Shipping Income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the Country of Organization Requirement.

For the 2011 tax year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2011 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2011 taxable year.

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

For more than half the days during the 2011 taxable year, only 18.1% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company is not subject to the 5% Override Rule, and therefore believes that it has satisfied the Publicly Traded Test for the 2011 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2011 taxable year, and intends to take this position on its 2011 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2011 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $0.2 million of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

Dividends paid to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to Holders at preferential U.S. federal income tax rates (currently through the end of 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

●
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, such passive income.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". In addition, if the Company were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such Holder's common shares.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a "Non-Electing Holder", would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

●
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

●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, the gain is taxable in the United States only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a Holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal "backup withholding" if paid to a U.S. Non-Corporate Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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
Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

I.           Subsidiary information

Not Applicable.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities. At December 31, 2011, we had $374.3 million of principal balance outstanding under our loan agreements of which $290.7 million was under our revolving credit facility with the Royal Bank of Scotland; $32.8 million was under our loan facility with Bremer Landesbank, $35.8 million was under our loan facility with Deutsche Bank AG and $15.0 million was under the loan facility with the Emporiki Bank of Greece S.A. Total interest incurred under our long-term debt in 2011 amounted to $5.1 million, out of which $0.6 million was capitalized. Interest costs, net of interest capitalized, are included in Interest and finance costs in our consolidated statement of income.

In 2011, the weighted average interest rate for our facilities was 1.37% and the respective interest rates ranged from 1.0% to 2.9%, including margins. An average increase of 1% in 2011 interest rates would have resulted in interest costs of $8.8 million, instead of $5.1 million, an increase of 73%.

The weighted average interest rate relating to our revolving credit facility with The Royal Bank of Scotland was 1.07% and the respective interest rates ranged from 1.0% to 1.1%, including margins. An average increase of 1% in 2011 interest rates would have resulted in interest expenses of $6.1 million, instead of $3.1 million, an increase of 97%.

The weighted average interest rate relating to our loan facility with Bremer Landesbank was 2.46% and the respective interest rates ranged from 2.4% to 2.6%, including margins. An average increase of 1% in 2011 interest rates would have resulted in interest expenses of $1.2 million, instead of $0.9 million, an increase of 33%.

The weighted average interest rate relating to our loan facility with Deutsche Bank was 2.71% and the respective interest rates ranged from 2.7% to 2.9%, including margins. An average increase of 1% in 2011 interest rates would have resulted in interest expenses of $1.4 million, instead of $1.0 million, an increase of 40%.

The weighted average interest rate relating to our loan facility with Emporiki Bank of Greece S.A. was 1.34% and the respective interest rate was 1.3% including margins. An average increase of 1% in 2011 interest rates would have resulted in the same interest expenses of $0.1 million.

Currently, we have $290.7 million of the principal balance outstanding under our credit facility with the RBS; $31.9 million outstanding under our facility with Bremer, $35.2 million outstanding under our facility with Deutsche, $14.5 million outstanding under our facility with Emporiki, $37.5 million outstanding under our facility with CEXIM and DnB NOR and $16.1 million outstanding under our facility with Nordea.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

In May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the changes in its fair value are recognized in earnings. As of December 31, 2011 and 2010 the aggregate fair value of the collar resulted in a loss of $1.0 million and $1.0 million, respectively. Also during 2011, 2010 and 2009 we incurred unrealized losses from the swap amounting to about $39,000, $0.8 million and $0.2 million, respectively, and realized losses of $0.7 million, $0.7 million and $0.3 million, respectively. Should LIBOR interest rates remain at levels below 1% which is our floor, we will continue to incur losses from this financial instrument.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 47% in 2011) and a significant portion of our general and administrative expenses (around 41% in 2011) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods.

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

 PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                 Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

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

Item 16B.               Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com, under "Corporate Governance" and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458.  Copies of our Code of Ethics are available in print upon request, free of charge, to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.               Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2011 and 2010 amounted to € 367,500 and € 660,000, or approximately $526,600 and $885,000, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with Diana Containerships's consolidated financial statements, private offering and registration statement in 2010.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer purchases of equity securities for the year ended December 31, 2011
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in U.S. $ that may Yet Be Expected on Share Repurchases Under Programs
December 2011	154,091	$7.71	154,091	$0

Total				$0

In December 2011, we entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase our stock according to Rule 10b5-1(c)(l) and to the extent applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. Under the terms of the agreement the Broker could purchase shares in the open market or through privately negotiated transactions for a commission of $0.03 per share of stock purchased. The agreement was terminated on February 29, 2012. We repurchased a total of 251,455 shares for $1.9 million between December 19, 2011 and February 29, 2012.

Item 16F.               Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.              Corporate Governance

Statement of Significant Differences between Diana Shipping Inc.'s Corporate Governance Practices and the New York Stock Exchange, Inc. (the "NYSE") Corporate Governance Standards

Overview

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE.  We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.  In fact, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit and compensation committees and (c) adopting a Code of Ethics.  The significant differences between our corporate governance practices and the NYSE standards are set forth below.

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

Nominating / Corporate Governance Committee

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

Shareholder Approval of Equity Compensation Plans

The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our amended and restated bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

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

Item 16H.                Mine Safety Disclosure

Not applicable.

           PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                 Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (10)
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	2011 Stock Incentive Plan
4.4	Form of Technical Manager Purchase Option Agreement (5)
4.5	Form of Management Agreement (3)
4.6	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.7	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (8)
4.8	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.9	Sales Agency Financing Agreement dated April 23, 2008 (9)
4.10	Loan Agreement with Deutsche Bank dated October 8, 2009 (10)
4.11	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.12	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.13	Loan Agreement with Emporiki Bank of Greece S.A. dated September 13, 2011
4.14	Loan Agreement with Nordea Bank Finland Plc dated February 7, 2012
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 1 to the Company's Form 6-K filed on December 4, 2007.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(4)	Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.
(8)	Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.
(9)	Filed as Exhibit 2 to the Company's Form 6-K filed on April 24, 2008.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

 /s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: April 20, 2012

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 20, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company's annual report on Form 20-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 of Diana Shipping Inc. and our report dated April 20, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
April 20, 2012

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$416,674	$345,414
Accounts receivable, trade (Note 2(f))	5,568	467
Due from related party (Note 4)	263	-
Inventories (Note 2(g))	4,808	4,068
Prepaid expenses and other assets	2,320	1,650
Prepaid charter revenue (Note 8)	3,058	3,050
Total current assets	432,691	354,649

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	63,440	35,280

Vessels (Note 6)	1,292,237	1,355,644
Accumulated depreciation (Note 6)	(245,518)	(194,794)
Vessels' net book value (Note 6)	1,046,719	1,160,850
Property and equipment, net (Note 7)	21,659	21,842
Total fixed assets	1,131,818	1,217,972
OTHER NON-CURRENT ASSETS:
Deferred charges, net	4,769	4,359
Prepaid charter revenue, non-current (Note 8)	5,351	8,409
Investment in Diana Containerships Inc. (Note 3)	29,842	-
Total assets	$1,604,471	$1,585,389

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$27,700	$7,320
Accounts payable, trade and other	7,127	5,759
Due to related parties (Note 4)	226	279
Accrued liabilities	4,751	5,329
Deferred revenue, current portion (Note 10)	8,136	13,662
Other current liabilities	155	161
Total current liabilities	48,095	32,510

Long-term debt, non-current portion (Note 9)	345,638	376,303
Deferred revenue, non-current portion (Note 10)	-	4,227
Other non-current liabilities	830	1,428
Fair value of derivative instruments (Note 17)	1,030	991
Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 82,419,417 and 81,955,813 issued and outstanding at December 31,2011 and 2010, respectively (Note 12)	824	820
Additional paid-in capital	915,404	908,467
Other comprehensive income / (loss) (Note 2(c))	(112)	(16)
Retained earnings	292,762	222,246
Stockholders' equity of Diana Shipping Inc.	1,208,878	1,131,517

Non-controlling interests (Notes 1 and 3)	-	38,413

Total stockholders' equity	1,208,878	1,169,930

Total liabilities and stockholders' equity	$1,604,471	$1,585,389
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2010	2009

REVENUES:
Time charter revenues	$255,669	$275,448	$239,342
Other revenues (Note 4)	1,117	-	-

EXPENSES:
Voyage expenses (Note 13)	10,597	12,392	11,965
Vessel operating expenses (Note 13)	55,375	52,585	41,369
Depreciation and amortization of deferred charges (Note 2)	55,278	53,083	44,686
General and administrative expenses	25,123	25,347	17,464
Foreign currency gains	(503)	(1,598)	(478)
Operating income	$110,916	$133,639	$124,336

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	$(4,924)	$(5,213)	(3,284)
Interest income	1,033	920	951
Loss from derivative instruments (Note 17)	(737)	(1,477)	(505)
Income from investment in Diana Containerships Inc. (Note 3)	1,207	-	-
Total other expenses, net	$(3,421)	$(5,770)	$(2,838)

Net income	$107,495	$127,869	$121,498

Loss assumed by non-controlling interests	2	910	-

Net income attributed to Diana Shipping Inc.	$107,497	$128,779	$121,498

Earnings per common share, basic (Note 15)	$1.33	$1.60	$1.55

Earnings per common share, diluted (Note 15)	$1.33	$1.59	$1.55

Weighted average number of common shares, basic (Note 15)	81,081,774	80,682,770	78,282,775

Weighted average number of common shares, diluted (Note 15)	81,124,348	80,808,232	78,385,464

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. Dollars)

	2011	2010	2009

Net income	$107,495	$127,869	$121,498

Comprehensive loss assumed by non-controlling interests	2	910	-
Other comprehensive loss (Actuarial losses)	(96)	(82)	(116)

Comprehensive income attributed to Diana Shipping Inc.	$107,401	$128,697	$121,382

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings / (Accumulated Deficit)	Diana Shipping Inc. Total Equity	Non Controlling Interests	Total Equity

	# of Shares	Par Value
BALANCE, December 31, 2008	75,061,697	$751	$802,574	$182	$(28,031)	$775,476	$-	$775,476

- Net income	-	-	-	-	121,498	121,498	-	121,498
- Issuance of common stock and compensation cost on restricted stock	6,369,999	64	102,403	-	-	102,467	-	102,467
- Actuarial losses	-	-	-	(116)	-	(116)	-	(116)
BALANCE, December 31, 2009	81,431,696	$815	$904,977	$66	$93,467	$999,325	$-	$999,325

Net Income / (loss)	-	$-	$-	$-	$128,779	$128,779	$(910)	$127,869
Issuance of restricted stock and compensation cost	524,117	5	6,202	-	-	6,207	-	6,207
Contributions from non-controlling interests	-	-	(2,712)	-	-	(2,712)	39,323	36,611
Actuarial losses	-	-	-	(82)	-	(82)	-	(82)
BALANCE, December 31, 2010	81,955,813	$820	$908,467	$(16)	$222,246	$1,131,517	$38,413	$1,169,930

Net Income / (loss)	-	$-	$-	$-	$107,497	$107,497	$(2)	$107,495
Issuance of restricted stock and compensation cost	617,695	6	8,141	-	-	8,147		8,147
Stock repurchased and retired	(154,091)	(2)	(1,185)	-	-	(1,187)		(1,187)
Spin-off of Diana Containerships Inc.	-	-	(19)	-	(36,981)	(37,000)	(38,411)	(75,411)
Actuarial losses	-	-	-	(96)	-	(96)	-	(96)
BALANCE, December 31, 2011	82,419,417	$824	$915,404	$(112)	$292,762	$1,208,878	$-	$1,208,878
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. Dollars)
	2011	2010	2009
Cash Flows (used in) / provided by Operating Activities:
Net income	$107,495	$127,869	$121,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	55,278	53,083	44,686
Amortization of financing costs	278	263	65
Amortization of free lubricants benefit	(115)	(171)	(177)
Compensation cost on restricted stock (Note 12)	8,095	7,482	3,944
Actuarial losses	(96)	(82)	(116)
Change in fair value of derivative instruments	39	804	187
Income from investment in Diana Containerships Inc., net of dividends receivable (Note 3)	(707)	-	-
(Increase) / Decrease in:
Receivables	(5,982)	(284)	1,463
Due from related party	24	-	-
Inventories	(737)	(1,237)	315
Prepaid expenses and other assets	(1,404)	(686)	765
Prepaid charter revenue	3,050	3,048	(14,507)
Increase / (Decrease) in:
Accounts payable	1,833	1,231	303
Due to related parties	(53)	70	32
Accrued liabilities	297	1,355	343
Deferred revenue	(9,489)	(11,474)	(4,941)
Other liabilities	(489)	402	236
Drydock costs	(3,087)	(3,381)	(2,193)
Net Cash provided by Operating Activities	154,230	178,292	151,903

Cash Flows (used in) / provided by Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	(28,160)	(35,280)	(65,225)
Vessel acquisitions (Note 6)	(30,124)	(202,909)	-
Cash disposed off upon partial spin-off of Diana Containerships Inc.	(12,024)	-	-
Acquisition of additional interest in Diana Containerships Inc. (Note 3)	(20,000)	-	-
Cash dividends from investment in Diana Containerships Inc. (Note 3)	100	-	-
Real property acquisition (Note 7)	-	(21,500)	-
Investments in time deposits	-	7,690	(7,690)
Other Assets (Note 7)	(220)	(314)	(166)
Net Cash used in Investing Activities	(90,428)	(252,313)	(73,081)

Cash Flows (used in) / provided by Financing Activities:
Proceeds from long-term debt	15,000	138,510	73,610
Proceeds from issuance of share capital, net of expenses	-	-	98,444
Contributions from non-controlling shareholders	-	35,281	-
Proceeds from dividend reinvestment	20	56	79
Payments for repurchase of common stock (Note 12)	(1,187)	-	-
Financing costs	(45)	(1,020)	(450)
Loan payments	(6,330)	(35,830)	(30,100)
Net Cash provided by Financing Activities	7,458	136,997	141,583

Net increase in cash and cash equivalents	71,260	62,976	220,405

Cash and cash equivalents at beginning of period	345,414	282,438	62,033

Cash and cash equivalents at end of period	$416,674	$345,414	$282,438

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$4,630	$4,673	$2,952

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
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

In January 2010, the Company established Diana Containerships Inc. ("Diana Containerships") for the purpose of acquiring containerships. On January 18, 2011, the Company spun-off part of its shareholding in Diana Containerships and as a result, Diana Containerships, effective January 19, 2011, is no longer consolidated to the consolidated financial statements of the Company (Note 3).

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the control and operation of dry bulk carrier vessels.  As at December 31, 2011, the following subsidiaries are included in the consolidation:

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
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

14.
Diana Shipping Services S.A. (the "Manager" or "DSS"). DSS provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements. Such costs are eliminated in consolidation. Since April 2010, DSS provides to Diana Containerships and its vessels, administrative services for a monthly fee of $10, and since June 2010 technical and commercial services for a monthly fee of $15 per vessel for employed vessels, $20 per vessel per month for laid-up vessels, and 1% commission on the gross charter hire and freight earned by each vessel. Subsequent to Diana Containerships' spin-off (Note 3), the fees charged by DSS to Diana Containerships and its ship-owning subsidiaries are recorded as Other revenues in the accompanying consolidated statements of income. Management fees, administrative services fees and commissions charged by DSS to Diana Containerships and its subsidiaries until January 18, 2011 were eliminated from the consolidated financial statements as intercompany transactions.

1.2.	Subsidiaries incorporated in the Republic of the Marshall Islands

(a)Ailuk Shipping Company Inc. ("Ailuk"), owner of the Marshall Islands' flag 73,546 dwt dry bulk carrier vessel "Naias" which was built in 2006 and delivered in August 2006.

(b)Bikini Shipping Company Inc. ("Bikini"), owner of the Marshall Islands' flag 177,773 dwt dry bulk carrier vessel "New York" which was built and delivered in March 2010.

(c)Jaluit Shipping Company Inc. ("Jaluit"), owner of the Marshall Islands' flag, 174,186 dwt, dry bulk carrier vessel "Sideris GS" which was built and delivered in November 2006.

(d)Kili Shipping Company Inc. ("Kili"), owner of the Marshall Islands' flag, 174,261 dwt, dry bulk carrier vessel "Semirio" which was built and delivered in June 2007.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(e) Knox Shipping Company Inc. ("Knox"), owner of the Marshall Islands flag, 180,235 dwt, dry bulk carrier vessel "Aliki" (built 2005), which was acquired in April 2007.

(f)Lib Shipping Company Inc. ("Lib"), owner of the Marshall Islands flag, 177,828 dwt, dry bulk carrier vessel "Boston" which was built and delivered in November 2007.

(g)Majuro Shipping Company Inc. ("Majuro"), owner of the Marshall Islands flag, 93,193 dwt, dry bulk carrier vessel "Alcmene" (built 2010), which was delivered in November 2010.

(h)Taka Shipping Company Inc. ("Taka"), owner of the Marshall Islands flag, 76,436 dwt, dry bulk carrier vessel, "Melite" (built 2004) which was acquired in January 2010.

(i)Gala Properties Inc. ("Gala"), owner of the Marshall Islands flag 177,729 dwt, dry bulk carrier vessel "Houston" which was built and delivered in October 2009.

(j)Lae Shipping Company Inc. ("Lae"), entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt. The vessel has a contract price of $59,000, and was delivered in February 2012 (Notes 5 and 18).

(k)Namu Shipping Company Inc. ("Namu"), entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt. The vessel has a contract price of $59,000, and is expected to be delivered during the second quarter of 2012 (Note 5).

(l)Bikar Shipping Company Inc. ("Bikar"), owner of the Greek flag, 73,593 dwt, dry bulk carrier vessel, "Arethusa" (built 2007) which was acquired in July 2011(Note 6).

(m)Jemo Shipping Company Inc. ("Jemo"), entered into a memorandum of agreement with a third party company for the acquisition of a 2010 built Panamax dry bulk carrier of 81,297 dwt, renamed "Leto", for a price of $32,250. The vessel was delivered to the Company by the sellers in January 2012 (Notes 5 and 18).

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

During 2011, 2010 and 2009, three, three and four charterers, respectively, individually accounted for more than 10% of the Company's time charter revenues as follows:

Charterer	2011	2010	2009
A	18%	16%	23%
B	12%	18%	21%
C	11%	10%	11%
D	-	-	14%

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

(c)
Other Comprehensive Income / (loss): The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

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

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2011 and 2010.

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
December 31, 2011
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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 1 year time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The Company concluded based on this exercise that step two of the impairment analysis was not required and no impairment of vessels existed at December 31, 2011 as the undiscounted projected cash flows exceeded their carrying value.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

No impairment loss was identified or recorded for 2011, 2010 and 2009, and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

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

(m)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value.  Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Diana Containerships, consolidated in the financial statements for the year ended December 31, 2010 estimated the useful life of containerships to be 30 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

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
December 31, 2011
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

(p)
Property and equipment: The Company acquired in 2010 the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation, but it is reviewed for impairment. As at December 31, 2011 and 2010, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future. The building which consists of office space, a warehouse and parking spaces has an estimated useful life of 55 years with no residual value and depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles. The useful life of the office furniture, equipment and vehicles is 5 years; and the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(q)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

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
December 31, 2011
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

(u)
Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the dry-bulk vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

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

The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2011 and 2010, no such interests existed.

(w)
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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(x)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(y)
Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings (Note 17).

(z)
Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method the Company records such an investment at cost, and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the entity.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS (Topic 820). The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU 2011-04 are not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, Presentation of Comprehensive Income (Topic 220), which revises the manner in which entities present comprehensive income in their financial statements. Current U.S. GAAP allows reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. One of those presentation options is to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This Update eliminates that option. In addition, current U.S. GAAP does not require consecutive presentation of the statement of net income and other comprehensive income. Finally, current U.S. GAAP does not require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income, which is required by the guidance in this Update. These changes apply to both annual and interim financial statements. These improvements will help financial statement users better understand the causes of an entity's change in financial position and results of operations. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this Update were adopted by the Company as of June 30, 2011 and accordingly statements of comprehensive income are presented in Company's consolidated financial statements as of December 31, 2011.

3.            Investment in Diana Containerships Inc.

In January 2010, the Company established Diana Containerships Inc. ("Diana Containerships") for the purpose of acquiring containerships. On April 6, 2010, Diana Containerships completed a private offering under Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85,281, of which the Company invested $50,000. As at December 31, 2010, Diana Containerships had 6,106,161 shares of common stock issued and outstanding of which DSI owned 54.6%. As a result of the transaction the Company reported non-controlling interests in its 2010 accompanying consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

On January 18, 2011, Diana spun off 2,667,015 shares or 80% of its shares in Diana Containerships through a distribution of shares to its stockholders of record of the Company on January 3, 2011, decreasing its ownership to about 11%. As a result of this decision, an information statement was prepared and filed in January 2011.

According to the ASC 845-10-30-10 "Non reciprocal Transfers with Owners" and ASC 505-60-25-2 "Required Accounting for Spinoffs, Including Reverse Spin-Offs", a pro-rata distribution of shares of a wholly owned or consolidated subsidiary to its shareholders is considered to be equivalent to a spin-off and shall be recorded based on the carrying value of the subsidiary. The Company calculated its investment in Diana Containerships as of January 18, 2011, before and after the distribution of the spun off shares to its shareholders and recorded a dividend amounting to $36,982.  As a result of this partial spin-off Diana Containerships, effective January 19, 2011, is no longer consolidated to the consolidated financial statements of the Company.

On June 15, 2011, Diana Containerships completed a public offering under the United States Securities Act at 1933, as amended, of 14,250,000 common shares at the price of $7.5 per share, in which the Company participated with a concurrent private offering, acquiring an additional number of 2,666,667 common shares at the price of $7.5 per share increasing its ownership percentage in the share capital of Diana Containerships to 14.45%.

The Company, on the basis of the significant influence exercised over Diana Containerships through its shareholding and its 100% representation to the executive Board membership accounts for its investment in Diana Containerships under the equity method according to ASC 323 "Investments – Equity Method and Joint Ventures".

As at December 31, 2011, the investment in Diana Containerships amounted to $29,842 and is separately reflected in Investment in Diana Containerships Inc. in the accompanying consolidated balance sheet as of December 31, 2011. As at December 31, 2011, the market value of the investment was $18,101 based on Diana Containerships closing price on Nasdaq of $5.43.

For 2011, the income from the investment in Diana Containerships amounted to $1,207, and is separately presented in Income from investment in Diana Containerships Inc. in the accompanying consolidated statement of income for 2011.  This gain is comprised of operating gains of Diana Containerships attributable to the Company amounting to $606 and a net gain from the issuance of Diana Containerships common shares in the public offering and the Company's concurrent investment of $20,000, amounting to $601. Dividends declared from Diana Containerships during 2011 were $600 of which $500 are included in Prepaid expenses and other assets in the accompanying consolidated balance sheet.

4.	Transactions with Related Parties

(a)
Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2011, and 2010, and 2009 amounted to $1,799, $1,628, and $1,385, respectively, and are included in Vessels, Advances for vessels construction and acquisitions and other vessel costs, Due from related parties, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements.  Until September 30, 2010, the Company was also paying Altair rent for office space, parking space and a warehouse leased by DSS until December 31, 2011, for the monthly rent of Euro 6,330 including stamp duty. Rent expense for 2011, 2010 and 2009 amounted to $0, $76, and $19, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2011, and 2010, an amount of $153 and $206, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets. The lease agreement between Altair and DSS was terminated on September 30, 2010, as Altair sold the office space, parking space and the warehouse to Universal Shipping and Real Estates Inc.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(b)
Universal Shipping and Real Estates Inc. ("Universal"): Universal was acquired by the Company in October 2010. Until then Universal was a company controlled by the Company's CEO and Chairman from which the DSS was leasing office space, a warehouse and parking spaces for a monthly rent of Euro 24,530 including stamp duty. Rent expense for 2010 and 2009 amounted to $304 and $216, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. On October 21, 2010, Universal transferred all of its real property to DSS and the company was dissolved in November 2010 (Note 7). At December 31, 2010, there were no amounts due to or from Universal.

(c)
Diana Shipping Agencies S.A. ("DSA"): DSA was acquired by the Company in October 2010. Until then, DSA was a company controlled by the Company's CEO and Chairman, from which DSS was leasing office space, parking spaces and a warehouse for a monthly rent of Euro 23,788 including stamp duty. Rent expense for 2010 and 2009 amounted to $283 and $146, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. On October 21, 2010, DSA transferred all of its property to DSS and the company was dissolved in November 2010 (Note 7). At December 31, 2010, there were no amounts due to or from DSA.

(d)
Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman, and has entered into two agreements with DSS to provide brokerage services through DSS to DSI for an annual fee of $1,652 and to Diana Containerships for an annual fee of $1,040 until January 18, 2011 when Diana Containerships was deconsolidated from the Company's financial statements. The agreement has a term of five years and the fees are paid quarterly in advance (see also Note 18). For 2011 and 2010, brokerage fees amounted to $1,704 and $1,570 and are included in General and administrative expenses in the accompanying consolidated statements of income.  At December 31, 2011 and 2010 there were no amounts due to or from Diana Enterprises.

(e)
Diana Containerships Inc. ("Diana Containerships"): DSS receives management fees and commissions on hire from Diana Containerships and its vessels, pursuant to the related management agreements between Diana Containerships and its vessels and DSS and administrative fees pursuant to the related administrative services agreement between Diana Containerships and DSS (Note 1). After the partial spin-off of Diana Containerships (Note 3), such fees are not eliminated. Therefore, for the period from January 19 to December 31, 2011, revenues derived from the agreements with Diana Containerships amounted to $1,117 and they are separately presented as Other revenues in the accompanying consolidated statements of income. As at December 31, 2011, there was an amount of $263 due from Diana Containerships and its vessels and is included in Due from related party in the accompanying consolidated balance sheets. As at December 31, 2010, all amounts relating to Diana Containerships were eliminated from the Company's financial statements as intercompany transactions.

(f)
Acquisition of affiliated entities: On October 8, 2010, the Company entered into two transfer agreements with Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with the Company's CEO and Chairman and with other executives, for the acquisition of 100% of the issued and outstanding shares of Universal and DSA for a total consideration of $21,500. The Company's Board of Directors appointed an independent committee consisting of the independent members of the Board of Directors to address any issues in connection with such acquisition and to evaluate the merits and fairness of the consideration of the transaction. The Independent Committee considered the Company's specific facts and circumstances and the developments in the domestic real estate market, obtained financial, legal and other advice as deemed appropriate and utilized multiple valuation approaches from different sources in its analysis, including but not limited to: i) independent market valuations for the entities' real property based on comparable real estate prices, ii) independent assessment of the physical condition of the real property, its fixtures and other infrastructure included within the real property and iii) discounted cash flow analyses (with reference also to the present value of the future lease outflows based upon the Company's then existing lease agreements for office space). Based upon the various inputs discussed above, the independent committee determined that the transaction was in the best interests of the Company and its stockholders and recommended the transaction to the Board. On October 21, 2010, the building and land were transferred to DSS.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(g)
Acquisition of Gala: On April 13, 2009, the Company entered into  agreements with the shipbuilders, Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., and with Gala, which was then a related party controlled by the two daughters of the Company's Chairman and Chief Executive Officer under which the Company acquired Gala, that had a contract with the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., for the construction of the Houston for a contract price, as amended, of $60,200 and with scheduled delivery in October 2009, in exchange of its ownership interest in the Company's subsidiary Eniwetok Shipping Company Inc., which had a contract with the shipbuilders for the construction of Hull H1108. The Company also acquired the charter party, which Gala had already entered into for Houston (Note 8) for a consideration of $15,000. Assets exchanged were recorded at fair value, measured on the consummation date of the transaction. No gain or loss was recognized as a result of the transaction.

5.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2011	2010
Pre-delivery installments	$58,000	$34,800
Advances for vessel acquisitions	3,225	-
Capitalized interest and finance costs	1,516	449
Other related costs	699	31
Total	$63,440	$35,280

The movement of the account, during December 31, 2011 and December 31, 2010 was as follows:

	2011	2010
Beginning balance	$35,280	$29,630
- Advances for vessels under construction and other vessel costs	24,919	72,111
- Advances for vessel acquisitions and other vessel costs	3,241	31,647
- Transferred to vessel cost (Note 6)	-	(98,108)
Ending balance	$63,440	$35,280

In April 2010, the Company, through its newly established subsidiaries, Lae and Namu, entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of one Newcastlemax dry bulk carrier of approximately 206,000 dwt for each subsidiary. Each newbuilding (H1234, or "Los Angeles" and H1235 to be named "Philadelphia") has a contract price of $59,000 (reduced to $58,000 due to extra equipment not purchased from the yard).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

During 2010 and 2011, the Company paid predelivery installments of an aggregate amount of $20,300 and $11,600, respectively for hull H1234 or "Los Angeles" and $14,500 and $11,600 for hull H1235 or "Philadelphia". The final instalment for "Los Angeles", amounting to $26,100 was paid on the vessel's delivery in February 2012 (Note 18). For "Philadelphia" the Company will pay an aggregate amount of $31,900 comprising of one predelivery installment and the delivery installment to be paid on the vessel's delivery which is expected in April 2012 (Notes 11 and 18).

On November 16, 2011, Jemo entered into a memorandum of agreement with a third party company to acquire M/V "Vathy", renamed "Leto", an 81,297 dwt Panamax dry bulk carrier, built in 2010, for the purchase price of $32,250. On November 21, 2011, the Company paid a 10% advance of the purchase price, amounting to $3,225 and the balance was paid on January 16, 2012, on the vessel's delivery (Note 18).

As at December 31, 2011 and 2010, the Company had $61,225 and $34,800, respectively, of construction and acquisition installments, and an aggregate amount of $2,215 and $480, respectively, of additional capitalized costs.

6.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2009	$1,123,105	$(143,762)	$979,343

- Transfer from advances for vessels under construction and acquisition and other vessel costs	98,108	-	98,108
- Acquisition and other vessel costs	134,431	-	134,431
- Depreciation for the year	-	(51,032)	(51,032)
Balance, December 31, 2010	$1,355,644	$(194,794)	$1,160,850

- Deconsolidation of Diana Containerships Inc. (Note 3)	(93,531)	1,599	(91,932)
- Acquisition and other vessel costs	30,124	-	30,124
- Depreciation for the year	-	(52,323)	(52,323)
Balance, December 31, 2011	$1,292,237	$(245,518)	$1,046,719

In January 2011, and following the deconsolidation of Diana Containerships Inc. (Note 3), after its spin-off on January 18, 2011, the cost and accumulated depreciation of the vessels "Sagitta" and "Centaurus" was removed from the consolidated financial statements of the Company.

On May 12, 2011, Bikar, entered into a Memorandum of Agreement for the purchase of M/V "Corona", renamed "Arethusa", a 73,593 dwt Panamax dry bulk carrier built in 2007, for the purchase price of $29,990. On May 13, 2011, the Company paid a 10% advance, or $2,999 of the purchase price and the balance was paid on delivery of the vessel on July 7, 2011. Predelivery expenses amounted to $134.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Fourteen of the Company's vessels, having a total carrying value of $397,547 as of December 31, 2011, have been provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland discussed in Note 9. The vessels "Houston", "New York" and "Arethusa", having a carrying value of $57,651, $58,609 and $29,456, respectively, as of December 31, 2011 have been provided as collateral to secure the loan facilities with Bremer Landesbank, Deutsche Bank AG and Emporiki Bank of Greece S.A., respectively, discussed in Note 9.

7.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2009	$518	$(318)	$200

- Land	11,109	-	11,109
- Building acquisition	10,391		10,391
- Additions in equipment	314		314
- Depreciation for the period	-	(172)	(172)
Balance, December 31, 2010	$22,332	$(490)	$21,842

- Additions in equipment and building improvements	220	-	220
- Depreciation for the period	-	(403)	(403)
Balance, December 31, 2011	$22,552	$(893)	$21,659

On October 21, 2010, the Company's wholly owned subsidiaries Universal and DSA, which were acquired from Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with the Company's CEO and Chairman and with other executives, transferred to DSS their property in land of an aggregate value of $11,109 and building of an aggregate value of $10,391.

8.	Prepaid charter revenue, current and non-current

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

The amount recognized as prepaid charter revenue is amortized in revenues over the duration of the time charter contract beginning on the delivery of the vessel to the time charterers. As of December 31, 2011 and 2010, the unamortized balance of the account, net of accumulated amortization of $6,591 and $3,541, respectively, was $8,409 ($3,058 of current and $5,351 of non-current portion) and $11,459 ($3,050 of current and $8,409 of non-current portion), respectively.

The amortization to revenues for 2011, 2010 and 2009 amounted to $3,050, $3,048 and $493, respectively and is included in Time charter revenues in the accompanying consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The estimated amortization expense for each of the succeeding years is as follows:

Period			Amount
January 1, 2012	to	December 31, 2012	$3,058
January 1, 2013	to	December 31, 2013	3,050
January 1, 2014	to	October 3, 2014	2,301

9.           Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2011	2010
Royal Bank of Scotland revolving credit facility	$290,700	$290,700
Bremer Landesbank loan facility	32,800	36,400
Deutsche Bank AG loan facility	35,800	38,200
DnB NOR Bank ASA loan facility	-	19,670
Emporiki Bank of Greece S.A.	15,000	-
Total debt outstanding	$374,300	$384,970
Less related deferred financing costs	(962)	(1,347)
Total debt, net of deferred financing costs	$373,338	$383,623
Current portion of long term debt	$(27,700)	$(7,320)
Long-term debt, non current portion	$345,638	$376,303

Royal Bank of Scotland ("Royal Bank") revolving credit facility: In February 2005, the Company entered into an agreement with the Royal Bank for a $230,000 secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1) and for working capital.  On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300,000. Pursuant to the amended agreement, the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin ranging from 0.75% to 0.85%. The loan bears commitment fees on the undrawn part of the facility of 0.25% per annum.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year and over the remaining period of four years will be reducing in semiannually by $15,000 with a final reduction of $165,000 together with the last semi-annual reduction.

As of December 31, 2011 and December 31, 2010, there was a balance of $20,700 and $0, respectively, included in current portion of long-term debt and $270,000 and $290,700, respectively, included in non-current portion of long-term debt.The unused portion of the facility as at December 31, 2011 and December 31, 2010 amounted to $9,300. The weighted average interest rate of the revolving credit facility as at December 31, 2011 and 2010 was 1.07% and 1.10%, respectively.

The credit facility is secured by a first priority or preferred ship mortgage on fourteen vessels of the Company's fleet (Note 6), assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (mortgaged vessels' market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each vessel in the fleet mortgaged under or financed through the credit facility unless the available credit facility for working capital exceeds this amount and other financial covenants. As at December 31, 2011 and December 31, 2010, the available credit facility for working capital amounted to $9,300, thus exceeding minimum liquidity required amounting to $6,000 as of December 31, 2011 and $5,200 as of December 31, 2010. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility. As at December 31, 2011, the Company obtained a waiver from the bank with regards to its share repurchase program (Note 12).

Bremer Landesbank ("Bremer") loan facility: On October 22, 2009, Gala entered into a loan agreement with Bremer to partly finance, or, as the case may be, refinance, the contract price of the vessel "Houston" for an amount of $40,000. The term of the loan is ten years starting from the delivery of the vessel in October 2009. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment. The loan bears interest at LIBOR plus a margin of 2.15% per annum for the first two years (the "Initial Margin Application Period"). However, upon expiration of the Initial Margin Application Period in November 2011, Bremer did not propose a new margin for the remaining security period or part thereof, for agreement by Gala. An arrangement fee of $150 was paid upon signing of the loan agreement and has been recorded as a contra to debt. The loan bore commitment fees of 0.20% on the undrawn part of the loan, payable quarterly.

The loan is secured by a first priority or preferred ship mortgage on the vessel (Note 6), a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 120% of the outstanding balance of the loan). Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, Gala is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least a year prior to such a survey. As at December 31, 2011 and December 31, 2010, such funds amounted to $744 and $754, respectively.

As of December 31, 2011 and December 31, 2010, there was a balance of $3,600 and $3,600, respectively, included in current portion of long-term debt and $29,200 and $32,800, respectively, included in non-current portion of long-term debt. The weighted average interest rate of the loan facility as at December 31, 2011 and 2010 was 2.46% and 2.48%, respectively.

Deutsche Bank AG ("Deutsche") loan facility: On October 8, 2009, Bikini entered into a loan agreement with Deutsche to partly finance, or, as the case may be, refinance, the contract price of the vessel "New York" (Hull H1107), for an amount of $40,000, but not exceeding 80% of the fair value of the vessel. The term of the loan is five years commencing at vessel delivery in March 2010. The loan is repayable in 19 quarterly installments of $600 and a 20th installment equal to remaining outstanding balance of the loan. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $300 was paid on signing the facility agreement. The loan bore commitment fees of 0.50%, on the undrawn part of the loan, payable quarterly in arrears and until the drawdown date.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The loan is secured by a first priority or preferred ship mortgage on the vessel (Note 6), a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 125% of the outstanding balance of the loan), minimum liquidity of $400, average cash balance of $10,000, and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

As of December 31, 2011 and December 31, 2010, there was a balance of $2,400 and $2,400, respectively, included in current portion of long-term debt and $33,400 and $35,800, respectively, included in non-current portion of long-term debt. The weighted average interest rate of the loan facility as at December 31, 2011 and 2010 was 2.71% and 2.76%, respectively. As at December 31, 2011, the Company obtained a waiver from the bank with regards to its share repurchase program (Note 12).

Export-Import Bank of China and DnB NOR Bank ASA ("CEXIM and DnB NOR"): On October 2, 2010, Lae and Namu entered into a loan agreement with CEXIM and DnB NOR to finance part of the acquisition cost of the newbuildings H1234 to be named "Los Angeles" and H1235 to be named "Philadelphia", for an amount of up to $82,600. The loan is available until November 30, 2012 in two advances with each advance not exceeding the lower of $41,300 and the 70% of the market value of the ship relevant to it. The repayment of the loan will be made in 40 quarterly installments of $692.5 for each advance and a balloon of $13,600 payable together with the last installment. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan will bear interest at LIBOR plus a margin of 2.50% per annum.  The loan bears commitment fees of 0.50% per annum, on the undrawn portion of the loan and an agency fee of $10 to be paid annually until full repayment of the loan. An arrangement and structuring fee of $619.5 was paid on signing the agreement along with the payment of the annual agency fee.

The loan will be secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from DSI and manager's undertakings. The lender may also require additional security, if at any time the market value of the ships becomes less than the 125% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. Additionally, the borrowers upon drawdown of the loan are required to maintain minimum liquidity of $400 at each operating account, and the guarantor is required to maintain net worth of not less than $150,000 and at least 25% of the total assets and an average cash balance of $10,000. As at December 31, 2011, the Company obtained a waiver from the banks with regards to its share repurchase program (Note 12).

DnB NOR Bank ASA ("DnB NOR"): On July 7, 2010, the Company's then beneficially owned subsidiary, Diana Containerships (Note 3), entered through its wholly-owned ship-owning subsidiaries Likiep Shipping Company Inc. and Orangina Inc., into a loan agreement with DnB NOR to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus" for an amount of up to $40,000. The loan was available until July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10,000 and the 25% of the market value of the ship relevant to it. The repayment of the loan would be in 24 quarterly installments of $165 for each advance, and a balloon of $6,040 payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $400 was paid on signing the facility agreement. The loan bore commitment fees of 0.96%, on the undrawn part of the loan.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

As of December 31, 2010, there was a balance of $1,320, included in current portion of long-term debt and $18,350, included in non-current portion of long-term debt.  The weighted average interest rate of the loan facility as at December 31, 2010 was 2.82%. On January 10, 2011, Likiep and Orangina repaid $330 of the outstanding loan balance. Following the partial spin-off on January 18, 2011 (Note 3), Diana Containerships Inc. and its subsidiaries are no longer consolidated in the Company's consolidated financial statements and as such, there is no balance outstanding under the DnB loan in the Company's consolidated balance sheet as at December 31, 2011.

Emporiki Bank of Greece S.A.: On September 13, 2011, Bikar entered into a loan agreement with Emporiki Bank of Greece S.A., for a loan of up to $15,000 to refinance part of the acquisition cost of m/v "Arethusa". The loan is repayable in twenty equal semiannual installments of $500 each, starting six months from drawdown and a balloon payment of $5,000 to be paid together with the last installment not later than ten years from the drawdown date. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank. The loan bore commitment fees of 0.50% per annum, on the undrawn portion of the loan. An arrangement fee of $45 was paid on signing the agreement.

The loan is secured with a first priority mortgage on the m/v "Arethusa" (Note 6), charter assignment on all charters exceeding 12 months, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from DSI, manager's undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the 120% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. The loan also has other non-financial and financial covenants, including minimum net worth, minimum cash of $10,000 to be held by DSI and $500 to be held by Bikar and/or the guarantor and maximum leverage.

On September 15, 2011, Bikar drew down $15,000 and as of December 31, 2011, there was a balance of $1,000 included in current portion of long-term debt and $14,000 included in non-current portion of long-term debt. The weighted average interest rate of the loan facility as at December 31, 2011 was 1.34%. As at December 31, 2011, the Company obtained a waiver from the bank with regards to its share repurchase program (Note 12).

Nordea Bank Finland Plc.: On December 22, 2011, Jemo (the "Borrower") accepted a term sheet from Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16,125, to partly finance the acquisition cost of M/V "Vathy" renamed to "Leto" (Notes 5 and 18). The loan will be available in a single drawdown no later than February 29, 2012 and will have a term of five years. It will be repaid in 20 consecutive equal quarterly instalments of $252, commencing three months after the initial borrowing date and a balloon payment of $11,085 payable together with the final quarterly instalment. The loan will bear interest at Libor plus a margin of 2.5% and commitment fees of 0.5% per annum on the undrawn amount under the facility from the date of the commitment letter until drawdown. (Note 18).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The loan will be secured with a corporate guarantee from DSI, a first priority mortgage on the vessel M/V "Leto", first priority assignment of earnings, first priority pledge of the earnings account, first priority assignment of the time charter (Note 11) and any subsequent charter contracts with a duration of one year or more, first priority assignment of insurances, first priority pledge over the shares of Jemo and manager's letter of subordination of rights. The loan will also have financial covenants such as minimum liquidity of $500 per vessel owned by the guarantor, minimum market-adjusted equity ratio of 25%, minimum market-adjusted net worth of $150 million and minimum hull value of 125% of the outstanding principal amount. Finally, the Company is not permitted to pay any dividends that would result in breach of financial or other covenants.

Total interest incurred on long-term debt for 2011, 2010 and 2009 amounted to $5,129, $4,982, and $3,307, respectively. Of the above amounts, $635, $340, and  $363, respectively, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income. The Company pays commitment fees on the undrawn portion of the facilities, which for 2011, 2010 and 2009 amounted to $468, $361, and $395, respectively of which $422, $110, and $175, respectively are included in Vessels and in Advances for vessels under construction and acquisition and other vessel costs.

The maturities of the Company's debt facilities described above, as at December 31, 2011, and throughout their term are as follows:

Period			Principal Repayment
January 1, 2012	to	December 31, 2012	$27,700
January 1, 2013	to	December 31, 2013	37,000
January 1, 2014	to	December 31, 2014	37,000
January 1, 2015	to	December 31, 2015	63,200
January 1, 2016	to	December 31, 2016	184,600
January 1, 2017	and thereafter		24,800
		Total	$374,300

10.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2011 and December 31, 2010 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which have been accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the vessel "Salt Lake City" with a charter party attached at a charter rate below market at the date of delivery of the vessel.

	2011	2010
Hires collected in advance	$3,905	$6,643
Charter revenue resulting from varying charter rates	-	1,901
Unamortized balance of time charter attached	4,231	9,345
Total	$8,136	$17,889
Less current portion	$(8,136)	$(13,662)
Non-current portion	$-	$4,227

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

As of December 31, 2011 and 2010, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $3,905 and $6,643, respectively, and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In 2007, the Company entered into two long term time charter agreements with unrelated third party companies to charter the vessels "Semirio" and "Aliki" for a period of four years each at varying rates. The Company accounted for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements, and the balance was recorded in deferred revenue. During 2011, both charter party agreements expired and thus, there is no deferred revenue balance deriving from them. Therefore, as of December 31, 2011, there was no deferred revenue resulting from varying charter rates. As at December 31, 2010, deferred revenue amounted to $1,901, and is included in Deferred revenue, current in the accompanying 2010 consolidated balance sheet.

In December 2007, upon delivery of the vessel "Salt Lake City", the Company assumed the then existing time charter agreement of the vessel. According to the Company's policy, the time charter agreement was valued on the date of the vessel's delivery and resulted in the recognition of a deferred income (liability) of $25,000. As of December 31, 2011 and 2010, the unamortized balance of the liability amounted to $4,231 and $9,345, respectively, and is included in Deferred revenue, current portion ($4,231 and $5,118, respectively) and non-current portion (nil and $4,227, respectively), in the accompanying consolidated balance sheets. The amortization during 2011, 2010 and 2009 amounted to $5,114, $5,114, and $5,115 and is included in Time charter revenues in the accompanying consolidated statements of income.

11.	Commitments and Contingencies

(a)
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

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy year other than those that have already been recorded in its consolidated financial statements.

(b)
The Company has entered into shipbuilding contracts for the construction of two Newcastlemax vessels (Note 5). As at December 31, 2011, the remaining installments under the contract for the construction of hull H1234, named "Los Angeles", amounted to $26,100 and for the construction of hull H1235, to be named "Philadelphia", amounted to $31,900.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(c)
As of December 31, 2011, all our vessels (including those scheduled to be delivered after December 31, 2011) had fixed non-cancelable time charter contracts, the last of which expires in June 2016 (latest redelivery date), under the following terms:

Vessel Name	Daily time charter gross rate (in U.S. Dollars)	Date delivered to charterer	Charterer redelivery option periods
Nirefs	$12,250	18-Dec-11	18-Jan-13	-	18-Apr-13
Alcyon	$34,500	21-Feb-08	21-Nov-12	-	21-Feb-13
Triton	$19,500	11-Dec-10	11-Nov-13	-	11-Feb-14
Oceanis	$19,750	17-Sep-10	17-Aug-12	-	1-Nov-12
Dione	$20,500	26-Sep-10	26-Jul-12	-	26-Nov-12
Danae	$15,600	18-Apr-11	18-Mar-13	-	18-May-13
Protefs	$11,750	6-Aug-11	6-Jul-12	-	6-Oct-12
Calipso	$12,250	11-Oct-11	11-Aug-13	-	11-Dec-13
Clio	$25,000	8-May-10	8-Apr-12	-	8-Jun-12
Erato	$12,200	26-Nov-11	26-Dec-12	-	10-Apr-13
Thetis	$13,750	23-Feb-11	28-Jan-12	-	28-Jan-12
Coronis	$24,000	6-Apr-10	6-Mar-12	-	21-Jun-12
Naias	$19,750	24-Sep-10	24-Aug-12	-	24-Oct-12
Sideris	$30,500	16-Oct-10	16-Feb-13	-	16-Jun-13
Aliki	$26,500	1-Mar-11	1-Feb-16	-	1-Apr-16
Semirio	$17,350	30-May-11	15-Mar-13	-	14-Aug-13
Boston	$14,000	29-Oct-11	29-Aug-13	-	29-Dec-13
SLC	$55,800	28-Sep-07	28-Aug-12	-	28-Oct-12
Norfolk	$74,750	12-Feb-08	12-Jan-13	-	12-Mar-13
New York	$48,000	3-Mar-10	3-Jan-15	-	3-May-15
Melite	$16,500	1-Feb-11	1-Jan-13	-	1-Mar-13
Houston	$55,000	3-Nov-09	3-Oct-14	-	3-Jan-15
Alcmene	$20,250	20-Nov-10	5-Oct-12	-	4-Jan-13
Arethusa	$13,250	8-Jul-11	24-May-12	-	23-Aug-12
Leto	$12,900	17-Jan-12	17-Jan-14	-	17-Nov-14
Los Angeles	$18,000	9-Feb-12	9-Dec-15	-	9-Apr-16
Philadelphia	$18,000	30-Apr-12	30-Dec-15	-	30-Jun-16

12.	Capital Stock and Changes in Capital Accounts

(a)Preferred stock and common stock: Under the amended articles of incorporation in May 2008 discussed in Note 1, the Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(b)Incentive plan: In February 2005, the Company adopted an equity incentive plan (the "Plan") which entitles the Company's employees, officers and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are available for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from the adoption of the plan by the Board of Directors. On October 21, 2008, the Stock Incentive Plan was amended and restated. Under the amended and restated Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. The Company's Board of Directors delegated to the members of the Compensation Committee its authority as Administrator of the Plan to vest restricted stock awards granted under the Plan in the event of the grantee's death. On May 2, 2011, the Company's board of directors approved to adopt the Diana Shipping Inc. 2011 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2005 Equity Incentive Plan.  Under the 2011 Equity Incentive Plan, an aggregate of 5,000,000 common shares will be available for issuance under the Plan.

During 2011, the Company's Board of Directors approved the grant of 616,055 shares of restricted common stock to executive management and non-executive directors pursuant to the Company's 2005 equity incentive plan as amended in 2008, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees, having a fair value of $7,787. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. All share-based compensation provided to employees is recognized in accordance with the relevant guidance, and is included in General and administrative expenses in the accompanying consolidated statements of income.

Restricted stock during the years ended December 31, 2011, 2010 and 2009 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2008	675,500	$19.07
Granted	364,200	$12.10
Vested	(125,167)	$20.28
Forfeited or expired	-	$-
Outstanding at December 31, 2009	914,533	$16.13
Granted	519,926	$14.29
Vested	(246,572)	$16.25
Forfeited or expired	-	$-
Outstanding at December 31, 2010	1,187,887	$15.30
Granted	616,055	$12.64
Vested	(419,880)	$15.44
Forfeited or expired	-	$-
Outstanding at December 31, 2011	1,384,062	$14.07

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods. During 2011, 2010, and 2009, an amount of $8,087, $6,151, and $3,944, respectively, was recognized in General and administrative expenses. At December 31, 2011 and 2010, the total unrecognized cost relating to restricted share awards was $13,212 and $13,512, respectively. At December 31, 2011, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is  1.04 years.

(c) Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"): In April 2008, the Company entered into a Plan for 2,500,000 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the Plan by making an initial investment. During the period from January 1, 2011 until its termination in April 2011,  1,640 shares were issued pursuant to the DRIP in addition to the 21,187 shares issued as at December 31, 2010.

(d) Share repurchase agreement: In December 2011, the Company entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase its stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. Under the terms of the agreement the Broker may purchase shares in the open market or through privately negotiated transactions. The agreement will terminate the earlier of February 29, 2012 and the date the purchased stock amounts to $10,000 (excluding commissions), unless there are other conditions to terminate the agreement earlier. As at December 31, 2011, the Company had repurchased  154,091 shares, amounting to $1,187, which were cancelled.

(e) Diana Containerships Inc.: On April 6, 2010, the Company invested $50,000 in a private offering of 5,892,330 shares of common stock of Diana Containerships pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, and acquired 3,333,333 common shares of Diana Containerships. The difference between the consideration paid by Diana during the offering and the book value of Diana's share in Diana Containerships's net proceeds from the offering, amounting $3,438, was recognized directly as an adjustment to additional paid-in capital.

On April 6, 2010, Diana Containerships issued 213,331 common shares of restricted stock with a grant date fair value of $3,200 to its executive officers, of which 25%, or 53,335 shares, vested on May 6, 2010 and the remaining shares vest ratably over three years by one-third each year. For 2010, an amount of $1,331 was recognized in General and administrative expenses, of which $604 is attributable to non-controlling interests, while for 2011, and until DCI's spin-off, $7 were recognized in General and administrative expenses.

13.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Voyage Expenses
Bunkers	$(1,663)	$(652)	$779
Commissions charged by third parties	11,963	12,889	11,273
Miscellaneous	297	155	(87)
Total	$10,597	$12,392	$11,965

Vessel Operating Expenses
Crew wages and related costs	$31,497	$28,406	$23,922
Insurance	4,369	4,181	3,410
Spares and consumable stores	12,686	12,691	9,149
Repairs and maintenance	5,903	6,257	4,043
Tonnage taxes (Note 16)	318	306	273
Other operating expenses	602	744	572
Total	$55,375	$52,585	$41,369

14.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Interest expense	$4,494	$4,642	$2,944
Amortization of financing costs	278	263	65
Commitment fees and other costs	152	308	275
Total	$4,924	$5,213	$3,284

15.	Earnings per Share

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

For 2011, 2010 and 2009, the denominator of the diluted earnings per share calculation includes 42,574, 125,462 and  102,689 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For purposes of calculating the numerator of the 2010 diluted Earnings per Share ("EPS"), Diana Containerships's diluted Earnings/Losses per Share is multiplied by the number of shares held by the Company weighted for the period they were outstanding. The result substitutes the Company's share of the actual earnings/ losses of Diana Containerships.

	2011		2010		2009
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS

Net income attributed to Diana Shipping Inc.	$107,497	$107,497	$128,779	$128,779	$121,498	$121,498

Weighted average number of common shares outstanding	81,081,774	81,081,774	80,682,770	80,682,770	78,282,775	78,282,775
Incremental shares	-	42,574	-	125,462	-	102,689
Total shares outstanding	81,081,774	81,124,348	80,682,770	80,808,232	78,282,775	78,385,464

Earnings per share	$1.33	$1.33	$1.60	$1.59	$1.55	$1.55

16.	Income Taxes

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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2011, 2010 and 2009 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2011, 2010 and 2009, the Company would be subject to U.S. federal income tax of approximately $0.2 million, $0.2 million and $0.2 million, respectively, in the absence of an exemption under Section 883.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

17.	Financial Instruments

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

As of December 31, 2011 and 2010, the fair value of the floor resulted in losses of $1,053 and $1,187 respectively, and the cap in gains of $23 and $196, respectively, resulting to an aggregate loss of $1,030 in 2011 and $991 in 2010, both separately presented in the accompanying consolidated financial statements.

During 2011, 2010 and 2009, the Company incurred losses from the swap amounting to $737, $1,477 and $505, respectively, separately presented as Loss from derivative instruments in the accompanying consolidated statements of income. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

18.	Subsequent Events

(a)Vessel delivery and loan agreement: On January 16, 2012, the Company took delivery of m/v Vathy, renamed to "Leto" (Note 5) and paid the delivery installment of $29,025.  Part of the acquisition cost of the vessel was paid with proceeds under the loan facility with Nordea Bank discussed in Note 9, the Company entered into on February 7, 2012. On the same date, the Company drew down the full amount of $16,125 and paid an aggregate amount of $204 of arrangement and commitment fees.

(b)Vessel delivery and loan drawdown:  On February 8, 2012, the Company took delivery of Hull 1234, named "Los Angeles" and paid the delivery installment of $26,100 (Note 5). On February 15, 2012, the Company drew down $37,450 under the loan facility with Cexim and DnB NOR discussed in Note 9, to finance part of the construction cost of the vessel.

(c)Annual Incentive Bonus: On February 22, 2012 the Company's Board of Directors approved a cash bonus of about $2,548 to all employees and executive management of the Company and 667,614 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2005 equity incentive plan as amended in 2008. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was about $6,095 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(d)Diana Enterprises Inc.: On February 22, 2011 the Brokerage Services Agreement between DSS and Diana Enterprises (Note 4) was terminated and replaced with a new agreement. Diana Enterprises will provide the Company, through DSS, brokerage services for a period of five years from the date of the agreement and for an annual lump sum commission of $2,384 paid quarterly in advance and effective retroactively from January 1, 2012.

(e)Vessel under construction: On March 12, 2012, the Company paid one additional predelivery installment for the construction of hull H1235, to be named "Philadelphia", amounting to $5,800.

(f)New construction contracts: On March 28, 2012, Erikub Shipping Company Inc. and Wotho Shipping Company Inc., each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one 76,000 dwt ice class Panamax dry bulk carrier for each subsidiary for the contract price of $29,000 each. The two vessels are expected to be delivered in the fourth quarter of 2013.

(g)New vessel acquisition: On March 30, 2012, we entered into a Memorandum of Agreement to purchase from an unaffiliated third party, a 2005 built Panamax dry bulk carrier of 76,225 dwt, for a price of $20,650. On April 12, 2012 we paid a 20% advance, or $4,130 of the purchase price. The vessel, to be renamed "Melia", is expected to be delivered to the Company by the sellers in April 2012.