Form 20-F/A
period 2011-12-31
DIANA SHIPPING INC.
filed 2012-05-11
CIK 1318885

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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2011, there were 82,419,417 shares of the registrant's common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_]	Yes	[X]	No

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

[X]	Yes	[_]	No

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.[_]  Item 17  [_] Item 18

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on April 20, 2012 ("2011 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

PART III

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101
The following financial information from Diana Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 20, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2010;
(2) Consolidated Statements of Income for the years ended December 31,  2011, 2010 and 2009;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31,  2011, 2010 and 2009;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

 /s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: May 11, 2012