Form 20-F
period 2012-12-31
DIANA SHIPPING INC.
filed 2013-03-22
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

As of December 31, 2012, there were 82,233,424 shares of the registrant's common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes           ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes           ☒No
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
☒Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
☐Yes          ☐  No

Item 16H.	Mine Safety Disclosure	92

PART III
Item 17.	Financial Statements	93
Item 18.	Financial Statements	93
Item 19.	Exhibits	93

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

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                      Key Information

A.            Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2012, 2011, 2010, 2009 and 2008 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Income Statement Data:
Time charter revenues	$220,785	$255,669	$275,448	$239,342	$337,391
Other revenues	2,447	1,117	-	-	-
Voyage expenses	8,274	10,597	12,392	11,965	15,003
Vessel operating expenses	66,293	55,375	52,585	41,369	39,899
Depreciation and amortization of deferred charges	62,010	55,278	53,083	44,686	43,259
General and administrative expenses	24,913	25,123	25,347	17,464	13,831
Foreign currency gains	(1,374)	(503)	(1,598)	(478)	(438)

Operating income	63,116	110,916	133,639	124,336	225,837
Interest and finance costs	(7,618)	(4,924)	(5,213)	(3,284)	(5,851)
Interest income	1,432	1,033	920	951	768

	As of and for the
	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Loss from derivative instruments	(518)	(737)	(1,477)	(505)	-
Insurance settlements for vessel un-repaired damages	-	-	-	-	945
Income / (loss) from investment in Diana Containerships Inc.	(1,773)	1,207	-	-	-

Net income	$54,639	$107,495	$127,869	$121,498	$221,699

Loss assumed by non controlling interests	$-	$2	$910	$-	$-

Net income attributed to Diana Shipping Inc.	$54,639	$107,497	$128,779	$121,498	$221,699

Earnings per common share, basic	$0.67	$1.33	$1.60	$1.55	$2.97

Earnings per common share, diluted	$0.67	$1.33	$1.59	$1.55	$2.97

Weighted average number of common shares, basic	81,083,485	81,081,774	80,682,770	78,282,775	74,375,686

Weighted average number of common shares, diluted	81,083,485	81,124,348	80,808,232	78,385,464	74,558,254

Cash dividends declared and paid per share	$-	$-	$-	$-	$3.31

Balance Sheet Data:
Cash and cash equivalents	$446,624	$416,674	$345,414	$282,438	$62,033
Total current assets	466,986	432,691	354,649	297,156	68,554
Vessels' net book value	1,211,138	1,046,719	1,160,850	979,343	960,431
Property and equipment, net	22,774	21,659	21,842	200	136
Total assets	1,742,802	1,604,471	1,585,389	1,320,425	1,057,206
Total current liabilities	61,477	48,095	32,510	32,386	20,012
Deferred revenue, non-current portion	-	-	4,227	11,244	22,502
Long-term debt (including current portion), net of deferred financing costs	459,112	373,338	383,623	281,481	238,094
Total stockholders' equity	1,266,424	1,208,878	1,169,930	999,325	775,476

Cash Flow Data:
Net cash provided by operating activities	$119,886	$154,230	$178,292	$151,903	261,151
Net cash used in investing activities	(169,913)	(90,428)	(252,313)	(73,081)	(108,662)
Net cash provided by / (used in) financing activities	79,977	7,458	136,997	141,583	(107,182)

Fleet Data:
Average number of vessels (1)	27.6	23.6	22.9	19.2	18.9
Number of vessels at end of period	30.0	24.0	25.0	20.0	19.0
Weighted average age of drybulk vessels at year-end (in years)	6.0	6.3	5.4	4.9	4.3
Weighted average age of containerships at year-end (in years)	-	-	0.6	-	-

	As of and for the
	Year Ended December 31,
	2012	2011	2010	2009	2008

Ownership days (2)	10,119	8,609	8,348	7,000	6,913
Available days (3)	9,998	8,474	8,208	6,930	6,892
Operating days (4)	9,865	8,418	8,180	6,857	6,862
Fleet utilization (5)	98.7%	99.3%	99.7%	98.9%	99.6%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$21,255	$28,920	$32,049	$32,811	$46,777
Daily vessel operating expenses (7)	6,551	6,432	6,299	5,910	5,772

_________________________
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

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$220,785	$255,669	$275,448	$239,342	$337,391
Less: voyage expenses	(8,274)	(10,597)	(12,392)	(11,965)	(15,003)

Time charter equivalent revenues	$212,511	$245,072	$263,056	$227,377	$322,388

Available days	9,998	8,474	8,208	6,930	6,892
Time charter equivalent (TCE) rate	$21,255	$28,920	$32,049	$32,811	$46,777

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, we have seven vessels coming off of their current charters in 2013 for which we will be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally.  Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012.  While the BDI has since increased to 923 as of March 20, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing due to the high level of new deliveries in the last few years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through the end of 2012. As of February 2013, the dry bulk orderbook was equivalent to 19% of the existing fleet and a high level of new deliveries is scheduled for the remainder of 2013. However, due to lack of financing, many analysts expect significant cancellations and/ or slippage of newbuilding orders and not all of the vessels scheduled for delivery in 2013 are likely to be delivered on time. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, seven of our charters are scheduled to expire in 2013.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets.  Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.  Since 2008, lending by financial institutions worldwide remains at very low levels compared to the period preceding 2008.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union Regulations, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition,  2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The market values of our vessels are at relatively low levels compared to historical averages, and as of December 31, 2012, we were not in compliance with the market value covenant contained in one of our loan agreements.  We have obtained a waiver from the relevant lender and, as of the date of this annual report, we believe we are in compliance with all of the covenants of our credit facilities. If we are not in compliance upon expiration of the waiver or are unable to obtain additional waivers, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and ability to pay dividends again.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration on commencement of the time charter from 17 months to 62 months. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends again.

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

We currently own approximately 10.4% of Diana Containerships Inc., which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates; the reduction in demand for container shipping due to the recent global economic recession; increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade; and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships Inc., and could adversely affect our financial condition.

Our earnings, and the amount of dividends, if any, paid in the future, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 11 to 14 months. However, as part of our business strategy, 31 of our vessels are currently fixed on long-term time charters ranging in duration from 17 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Our policy, historically, was to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after accounting for cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan facilities, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends under the terms of our loan agreements, that would result in an event of default or if an event of default has occurred and is continuing.

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

Since the completion of our initial public offering in March 2005, we have taken delivery of twenty four vessels. Six of these vessels were delivered to us in 2012 and two at the beginning of 2013. In addition, we expect to take delivery of two newbuilding vessels during the fourth quarter of 2013. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We cannot assure you that we will be able to borrow amounts under our credit and loan facilities and restrictive covenants in our credit and loan facilities may impose financial and other restrictions on us.

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2012, we had $460.9 million outstanding under our facilities. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

Certain of our officers and directors are officers and directors of Diana Containerships Inc. and have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, as well as a duty to the shareholders of Diana Containerships Inc.  Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Containerships Inc and to us are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 17 Panamax dry bulk carriers, two Kamsarmax dry bulk carriers, three Post-Panamax dry bulk carriers, eight Capesize dry bulk carriers, two Newcastlemax vessels and two ice-class Panamax vessels under construction, having a combined carrying capacity of 3.5 million dead weight tons (dwt) and a weighted average age of 6.0 years as of March 21, 2013, excluding our two ice class newbuilding Panamax vessels under construction. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but currently incur around half of our operating expenses and around 38% of our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Because a significant portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2012, approximately 40% of our revenues derived from three charterers. During 2011, approximately 41% of our revenues derived from three charterers. During 2010, approximately 44% of our revenues derived from three charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Under the U.S. Internal Revenue Code of 1986, as amended,  or the "Code", 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is generally subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2012 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, at December 31, 2012, our 5% shareholders owned approximately 39.6% of our outstanding common stock.  There is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a 5% or greater interest in our common stock were, in combination with our existing 5% shareholders, to own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2012 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. Please see the section of this Annual Report entitled "Taxation" under Item 10E for a more comprehensive discussion of U.S. federal income tax considerations.

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

As of the date of this annual report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 15,278,977 shares, or approximately 18.4% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. "Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2012, 82,233,424 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

Business Development and Capital Expenditures and Divestitures

In January 2010, we established Diana Containerships Inc., or Diana Containerships, with the purpose of acquiring containerships and in April 2010, we invested $50.0 million in a private offering completed by Diana Containerships in which we acquired 3,333,333 common shares of its common stock, resulting to an ownership of 54.6%.  In January 2011, we distributed 2,667,015 shares or 80% of our interest in Diana Containerships to our shareholders of record on January 3, 2011 and as a result our ownership percentage of Diana Containerships was reduced to approximately 11%. As a result of this partial spin-off, the consolidated financial statements of Diana Containerships were no longer consolidated to our consolidated financial statements and we accounted for our investment in Diana Containerships under the equity method of accounting, on the basis of the significant influence exercised over Diana Containerships through our shareholding, the management services provided by DSS (which, were terminated on March 1, 2013) and shared executive management.

In June 2010, we and Diana Containerships terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and the services that were previously provided to us and to Diana Containerships by the consultants are provided by Diana Shipping Services, or DSS.  DSS appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Simeon Palios, as broker to assist it in providing services to us and to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010. On February 22, 2012, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement with similar terms but an annual fee of $2.4 million. On March 1, 2013, the agreement between DSS and Diana Enterprises for the services performed to Diana Containerships was terminated. On March 15, 2013, the agreement between DSS and Diana Enterprises was also terminated and replaced by a new agreement with duration from March 1, 2013 to March 31, 2014 and a monthly fee of $0.2 million payable quarterly in advance.

In June 2010, Diana Containerships, acquired from a third party company the vessels Sagitta and Centaurus, for the purchase price of Euro 37.3 million, each. Sagitta was delivered in June 2010 and its purchase price amounted to $45.7 million. Centaurus was delivered in July 2010 and its purchase price amounted to $47.2 million. Part of the acquisition cost of the vessels was financed through a loan facility between Likiep Shipping Company Inc. and Orangina Inc., with DnB NOR Bank ASA for up to $40.0 million, entered into in July 2010.

In March 2010, we took delivery of the New York, which was under construction at the Shangai Waigaoqiao Shipbuilding Co., Ltd for $60.2 million. We financed $40.0 million of the acquisition cost of the New York with funds drawn under our facility with Deutsche Bank AG that we entered into in October 2009 and repaid $30.1 million under a loan agreement with Fortis Bank which was then terminated.

In April 2010, our wholly owned subsidiaries Lae Shipping Company Inc. and Namu Shipping Company Inc., entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of the Newcastlemax vessels Los Angeles and Philadelphia for a contract price of $58.0 million each. We took delivery of the Los Angeles in February 2012 and of the Philadelphia in May 2012 and financed part of their construction cost with funds drawn under our facility with the Export-Import Bank of China and DnB Bank ASA, that we entered into in October 2010, amounting to $72.1 million, equal to 70% of the market value of the vessels.

In September 2010, we acquired Alcmene, a 93,193 dwt Post-Panamax vessel built in 2010, for $40.8 million. Alcmene was delivered to us in November 2010.  The acquisition cost of the Alcmene was funded with cash on hand.

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

In May 2011, we acquired Arethusa, a 73,593 dwt Panamax dry bulk carrier, built in 2007, for $30.0 million, which was delivered to us in July 2011. Part of the purchase price of the vessel was financed through a loan facility entered into in September 2011 with Emporiki Bank of Greece S.A., for a loan of up to $15.0 million. In December 2012, the loan agreement was transferred to Credit Agricole Corporate and Investment Bank.

In June 2011, concurrently with a public offering of Diana Containerships' common shares, we acquired 2,666,667 shares of Diana Containerships' common stock at the price of $7.50 per share, for a total amount of $20.0 million, increasing our ownership percentage in the share capital of Diana Containerships to 14.5%. Since August 2012, our ownership in Diana Containerships decreased to 10.4% after a follow on offering of Diana Containerships.

In November 2011, we acquired Leto, an 81,297 dwt Panamax dry bulk carrier, built in 2010, for $32.3 million, which was delivered to us in January 2012. The purchase price of the vessel was partly financed with the proceeds from a loan agreement with Nordea Bank Finland Plc that Jemo entered into in February 2012.

In December 2011, we entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase our stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. The agreement was terminated on February 29, 2012. On June 14 and August 2, 2012, we entered into two similar agreements which were terminated on July 11, and on October 15, 2012, respectively. We repurchased and retired 154,091 shares up to December 31, 2011 for an aggregate cost of $1.2 million, and an additional 853,607 shares in 2012 for an additional cost of $6.0 million.

In March 2012, our wholly owned subsidiaries Erikub Shipping Company Inc. and Wotho Shipping Company Inc., each entered into a shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd, respectively, for the construction of one 76,000 dwt ice class Panamax dry bulk carrier for the contract price of $29.0 million each. The contract price shall be paid in two installments of $4.35 million, one installment of $2.9 million and a fourth installment of $17.4 million. The vessels are expected to be delivered in the fourth quarter of 2013.

In June 2012, the agreement between Jemo Shipping Company Inc. and Nordea Bank Finland Plc was restated and amended by a supplemental agreement in order to include Mandaringina Inc. as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia.

In December 2012, our wholly-owned subsidiaries Palau Shipping Company Inc. and Guam Shipping Company Inc. entered into a new agreement with Nordea Bank Finland Plc for a term loan facility of $20.0 million, to finance part of the acquisition cost of vessels Amphitrite and Polymnia.

In 2012, we acquired the Melia, a 76,225 dwt Panamax dry bulk carrier, built in 2005, for $20.7 million, delivered in May 2012; the Amphitrite, a 98,697 dwt new built Post-Panamax dry bulk carrier, delivered in August 2012; the Polymnia, a 98,704 dwt new built Post-Panamax dry bulk carrier, for $24.6 million, delivered in November 2012; and we also entered into an agreement to acquire the Myrto, an 82,131 dwt Kamsarmax newbuilding dry bulk carrier, for $26.5 million, which was built and delivered to us in January 2013.

In February 2013, we acquired at an auction that took place in France, the Maia, a Kamsarmax dry bulk carrier, for $19.8 million. The vessel was delivered to us on February 19, 2013.

In March 2013, we signed a commitment letter with Deutsche Bank AG for a loan facility of $18.0 million to partly finance the acquisition cost of the Myrto and the Maia. Both vessels will be cross-collateralized with New York, which has a loan agreement with the bank since October 2009.

Please see "Item 5.B Liquidity and Capital Resources" for a discussion of our loan facilities.

B.           Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our operating fleet consists of 32 dry bulk carriers, of which 17 are Panamax, two are Kamsarmax, three are Post-Panamax, eight are Capesize and two are Newcastlemax vessels, having a combined carrying capacity of approximately 3.5 million dwt. In addition, we expect to take delivery of two vessels under construction with a carrying capacity of 152,000 dwt, in the fourth quarter of 2013.

As of December 31, 2012, our fleet consisted of 17 Panamax, three Post-Panamax, eight Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 3.4 million dwt, and a weighted average age of 6.0 years, excluding our vessels under construction.

As of December 31, 2011, our fleet consisted of 15 Panamax, one Post-Panamax, and eight Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.6 million dwt, and a weighted average age of 6.3 years, excluding our Newcastlemax vessels that were under construction and the Leto which was delivered in January 2012.

During 2012, 2011 and 2010, we had a fleet utilization of 98.7%, 99.3% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $21,255, $28,920 and $32,049, respectively, and we generated revenues of $220.8 million, $255.7 million and $275.4 million, respectively.

During 2010, Diana Containerships' fleet had a fleet utilization of 97.5%, achieved a daily time charter equivalent rate of $15,146 and generated revenues of $5.7 million. The results of Diana Containerships' fleet have been part of our consolidated results for the period ended December 31, 2010.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 21, 2013.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$10,600	5.00%	EDF Trading Limited, UK	12-Mar-12	27-Nov-13 - 27-Jun-14
	2006 74,381
2	ERATO	C	$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	9-Jan-13
			$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	9-Jul-14 - 9-Jan-15
	2004 74,444
3	ARETHUSA	B	$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	22-May-14 22-Nov-14

	2007 73,593
4	NAIAS	B	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	2-Feb-14 - 2-Aug-14
	2006 73,546
5	CLIO	B	$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14
	2005 73,691
6	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13
	2005 73,691

7	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	14-Sep-14 - 14-Feb-15
	2004 73,630
8	THETIS	B	$10,500	5.00%	EDF Trading Limited, UK	22-Feb-12	22-Aug-13 - 22-Jun-14	1
	2004 73,583
9	DIONE	A	$9,700	5.00%	EDF Trading Limited, UK	19-Jul-12	19-Jul-14 - 19-Dec-14
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	10-Mar-13	2,3
			$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	10-Sep-14 - 10-Jan-15
	2001 75,106
11	OCEANIS	A	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	14-Jan-14 - 14-Jul-14
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	4
	2001 75,336
13	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	21-Nov-14 - 21-May-15
	2001 75,247
14	NIREFS	A	$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	29-Jan-13	5,6
			$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	29-Jul-14 - 29-Jan-15
	2001 75,311
15	MELIA	G	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	2-May-12	2-Apr-13 - 2-Jul-13	7
	2005 76,225
16	MELITE	G	$7,750	5.00%	Cargill International S.A., Geneva	28-Dec-12	1-Jul-14 - 1-Jan-15
	2004 76,436

17	LETO		$12,900	5.00%	EDF Trading Limited, UK	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297
	Kamsarmax Bulk Carriers
18	MAIA	H	$10,900	5.00%	Glencore Grain B.V., Rotterdam	27-Feb-13	12-Aug-14 - 27-Feb-15

	2009 82,193
19	MYRTO	H	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	25-Jul-14 - 25-Jan-15

	2013 82,131
	Post-Panamax Bulk Carriers
20	ALCMENE		$7,000	5.00%	NCS Shipping Fareast Company Limited, British Virgin Islands	26-Dec-12	13-Feb-13	8
			$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	7-Aug-14 - 22-Feb-15
	2010 93,193
21	AMPHITRITE		$10,000	5.00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	9
	2012 98,697
22	POLYMNIA		$8,000	5.00%	Sino East Transportation Ltd, Hong Kong	21-Nov-12	7-Jan-13
			$7,600	5.00%	Augustea Bunge Maritime Limited, Malta	16-Jan-13	16-Jul-14 - 16-Jan-15	10
	2012 98,704
	Capesize Bulk Carriers
23	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	16-Jan-13	11
	2002 164,218		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	16-Jul-14 - 16-Jan-15
24	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
25	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810
26	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	14-Mar-13	12
			$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	14-Dec-14 - 14-Jun-15
	2006 174,186
27	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	19-Mar-13
			$14,000	4.75%		19-Mar-13	19-Jan-15 - 19-Jun-15
	2007 174,261
28	BOSTON	D	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	13

	2007 177,828
29	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	14
	2009 177,729
30	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773
	Newcastlemax Bulk Carriers
31	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
32	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
33	HULL H2528	F	-	-	-	-	- - -	15
	2013 76,000
34	HULL H2529	F	-	-	-	-	- - -	15
	2013 76,000

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Vessel off-hire from September 23, 2012 to October 3, 2012.
2 Vessel off-hire for unscheduled maintenance from March 04, 2013 to March 06, 2013.
3 Huyndai Merchant Marine Co. Ltd., Seoul, South Korea, has agreed to compensate the owners for the early redelivery of the vessel on March 10, 2013 till the minimum agreed redelivery date, March 18, 2013.

4 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
5 Vessel off-hire for drydocking from September 26, 2012 to October 15, 2012.
6 Vessel off-hire for unscheduled maintenance from October 18, 2012 to November 30, 2012.
7 Vessel off-hire for drydocking from November 27, 2012 to December 10, 2012.
8 Charter includes a one time gross ballast bonus payment of US$390,000.
9 The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of US$11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

10 The charterer has the option to further employ the vessel for about 11 to maximum 13 months at a gross charter rate of US$11,000 per day. The optional period, if exercised, must be declared on or before the 22nd month of employment and will only commence at the end of the 24th month.

11 Since September 2010 charterers' name has changed to Tata Steel UK, Limited.
12 Since October 25, 2012 charterers have changed to BHP Billiton Singapore Pte Ltd.
13 Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

14 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
15 Year of delivery and dwt are based on shipbuilding contract.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for vessels under construction and for laid up vessels. These amounts are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements.

Until March 1, 2013, DSS also provided to Diana Containerships commercial, technical, accounting, administrative, financial reporting and other services necessary for the operation of its business, pursuant to an Administrative Services Agreement and Vessel Management Agreements.  DSS received a monthly fee of $10,000 for administrative services; a commission of 1% of the gross hire and freight earned by the vessels and a technical management fee of $15,000 per vessel per month for each vessel in operation. For 2010 and until January 18, 2011, such fees received by DSS, relating to the management services offered to Diana Containerships, were eliminated from our consolidated financial statements as intercompany transactions. Effective January 19, 2011, after the partial spin-off of Diana Containerships, they were recorded as other revenues.

Pursuant to the Broker Services Agreement, dated June 1, 2010, DSS appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us for an annual fee of $1.7 million and Diana Containerships for an annual fee of $1.04 million per year. Both agreements had a term of five years. In February 2012, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement for the provision of brokerage services with a term of five years, for an increased annual commission of $2.4 million per year, paid quarterly at the beginning of each quarter and with a retroactive effect from January 1, 2012. On March 15, 2013, the agreement between DSS and Diana Enterprises was terminated again and replaced by a new agreement for the provision of brokerage services for a monthly fee of $0.2 million payable quarterly at the beginning of each quarter and with a retroactive effect from March 1, 2013. The new agreement has a term of 13 months until March 31, 2014.

Effective January 19, 2011, after the partial spin-off of Diana Containerships, fees relating to Diana Containerships did not constitute part of our expenses and on March 1, 2013 the agreement between DSS and Diana Enterprises for Diana Containerships was terminated.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., BHP Billiton, Corus UK Limited and EDF Trading Ltd. During 2012, three of our charterers accounted for 40% of our revenues; EDF Trading (10%), Cargill International S.A., (18%) and Corus UK Limited (12%).  During 2011, three of our charterers accounted for 41% of our revenues; BHP Billiton (12%), Cargill International S.A., (18%) and Corus UK Limited (11%). During 2010, three of our charterers accounted for 44% of our revenues; BHP Billiton (18%), Cargill International S.A., (16%) and Corus UK Limited (10%).

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

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters, we have fixed 31 of our vessels on long-term time charters ranging in duration from 17 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet could be divided into seven categories based on a vessel's carrying capacity. These categories consist of:

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2009, BDI ranged from a low of 772 in January 2009 to a high of 4,661 in November 2009, representing an increase of 504%. In 2010, BDI decreased from a high of 4,209 in May 2010 to a low of 1,700 in July 2010 and in 2011 ranged from a low of approximately 1,043 in February 2011 to a high of approximately 2,173 in October 2011. In 2012, the BDI ranged from a high of 1624 in January to a low of 647 in February. In 2013 BDI started from a low 698 in January and increased to 912 on March 19, 2013.

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

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax, Post-Panamax and smaller class sectors and with owners of Capesize and Newcastlemax dry bulk carriers. Ownership of dry bulk carriers is highly fragmented.

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

●
Our fleet includes eight groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

●
We have an experienced management team.  Our management team consists of experienced executives who each have, on average, more than 27 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has more than 40 years of experience in the shipping industry.

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

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI, separately adopted by the IMO in September of 1997, related to air emissions.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands, effective January 1, 2014.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficiency Design Index (EEDI) for new ships mandatory and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed as required.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected go come into force on August 20, 2013.  The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  The cost of compliance could increase for ocean carriers, and these costs may be material.  Our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)	injury to, destruction of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has issued a 2013 Vessel General Permit that will go into effect, and replace the current Vessel General Permit upon its expiration, on December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels and the new version contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

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

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). As of July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Control Areas will be 0.1%. We do not expect that we will be required to modify any of our drilling rigs to meet any of the foregoing low sulfur fuel requirements. On July 15, 2011, the European Commission also adopted a proposal for an amendment to Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulphur limits.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" either by Lloyd's Register of Shipping, American Bureau of Shipping, Germanischer Lloyd or Bureau Veritas or Class NK. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. For the second hand vessels same is verified by a Class Maintenance Certificate issued within 72 hours prior to delivery. If the vessel is not certified on the date of closing, we have the option to cancel the agreement due to Seller's default and not take delivery of the vessel.

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax, Kamsarmax and Post-Panamax vessels and $150,000 per vessel per incident for Capesize and Newcastlmax vessels.

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

A.           Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, 31 of our vessels are employed on long-term time charters ranging in duration from 17 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
Ownership days	10,119	8,609	8,348
Available days	9,998	8,474	8,208
Operating days	9,865	8,418	8,180
Fleet utilization	98.7%	99.3%	99.7%
Time charter equivalent (TCE) rate (1)	$21,255	$28,920	$32,049

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2009, our revenues decrease due to the decrease in the charter rates, with the exception of 2010 that Diana Containerships was consolidated to our financial statements. For 2013, we expect our revenues to decrease further if rates remain at current levels, despite of the enlargement of our fleet.

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

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. During 2010 and until January 18, 2011, Diana Containerships also paid our fleet manager a commission of 1%, which was eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011 and until March 1, 2013 when the management agreements between DSS and Diana Containerships were terminated, the 1% commission paid by Diana Containerships constituted revenue of DSS.

For 2013, we expect that the amount of our total commissions to decrease due to decreased charter hire rates and revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. For 2013, we expect these expenses to increase due to the enlargement of our fleet. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. We expect that these charges will increase in 2013 due to the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. For 2013, we expect such costs to remain about the same.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt.  As of December 31, 2012 and 2011, we had $460.9 million and $374.3 million of indebtedness outstanding, respectively. We incur interest expense and financing costs relating to our outstanding debt. Currently, our debt amounts to $457.1 million and we expect to incur additional debt to finance part of the cost of our two vessels under construction. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

We entered into agreements to purchase vessels with time charters assumed for the Thetis, the Salt Lake City, the Norfolk and the Houston. Accordingly, we evaluated the charters of those vessels and recognized an asset in the case of the Thetis and the Houston with a corresponding decrease of the vessel's value, and a liability in the case of the Salt Lake City, with a corresponding increase of the vessel's value and the actual cost for the Norfolk. The asset recognized for the Thetis was fully amortized to revenue in 2007 and for Houston will be fully amortized in 2014. The liability recognized for the Salt Lake City was fully amortized in 2012.

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

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans (ISPS);

●	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

●	vessel hiring management;

●	vessel surveying; and

●	vessel performance monitoring.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and 2011, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2012 and 2011, the aggregate carrying value of  28 and  15 of the vessels in our fleet as of December 31, 2012 and 2011, respectively, exceeded their aggregate charter-free market value by approximately $587 million and $442 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2012 and 2011, on charter free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these  28 and  15 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities", "The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results" and the discussion herein under the heading Item 4.B. Business overview – Vessel Prices.

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2012	2011
1	Nirefs	75,311	2001	11.6 *	12.3
2	Alcyon	75,247	2001	11.6 *	12.3
3	Triton	75,336	2001	11.7 *	12.5
4	Oceanis	75,211	2001	11.8 *	12.5
5	Dione	75,172	2001	13.4 *	14.3
6	Danae	75,106	2001	13.6 *	14.4
7	Protefs	73,630	2004	14.8 *	15.5
8	Calipso	73,691	2005	15.1 *	15.8
9	Clio	73,691	2005	15.5 *	16.3
10	Thetis	73,583	2004	27.8 *	29.4 *
11	Erato	74,444	2004	28.0 *	29.5 *
12	Coronis	74,381	2006	31.0 *	32.6 *
13	Naias	73,546	2006	29.9 *	31.5 *
14	Sideris GS	174,186	2006	69.8 *	73.3 *
15	Aliki	180,235	2005	83.7 *	88.3 *
16	Semirio	174,261	2007	77.2 *	81.0 *
17	Boston	177,828	2007	88.4 *	92.7 *
18	Salt Lake City	171,810	2005	129.5 *	136.6 *
19	Norfolk	164,218	2002	102.5 *	109.3 *
20	Houston	177,729	2009	55.3 *	57.7 *
21	Melite	76,436	2004	30.1 *	31.8 *
22	New York	177,773	2010	56.2 *	58.6 *
23	Alcmene	93,193	2010	37.5 *	39.1 *
24	Arethusa	73,593	2007	28.1 *	29.4 *
25	Leto	81,297	2010	31.1 *
26	Los Angeles	206,104	2012	57.9 *
27	Philadelphia	206,040	2012	58.7 *
28	Melia	76,225	2005	20.0 *
29	Amphitrite	98,697	2012	24.7
30	Polymnia	98,704	2012	24.6
	Total	3,376,678		1,211.1	1,046.7

_______________________________

*Indicates dry bulk vessels for which we believe, as of December 31, 2012 and 2011, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $587 million and $442 million, respectively.

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

Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

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

Vessel Depreciation

We record the value of our vessels at their cost less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is common in the dry bulk shipping industry. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels based on historical average prices, which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

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

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Post-Panamax	$27,462	$13,475
Capesize/Newcastlemax	$50,346	$20,369

Our impairment test exercise is highly sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated a reduction of approximately 38% in the time charter rates or a 37% of off hire days to result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

For the purpose of presenting our investors with additional information to determine how the Company's future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect of the use of each of these rates would have on the Company's impairment analysis.

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Post-Panamax	$9,706	123.6	$16,309	-	$24,543	-
Capesize/Newcastlemax	$13,685	423.2	$21,197	304.6	$41,679	-

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

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

Time Charter Revenues.    Time charter revenues decreased by $34.9 million, or 14%, to $220.8 million for 2012, compared to $255.7 million for 2011. The decrease was due to a 27% decrease of our average charter rates in 2012 compared to 2011. Time charter revenues of the Diana Containerships' fleet amounted to $0.6 million in 2011 (before its deconsolidation in January 2011). The decrease was partly off-set by a 18% increase of our ownership days resulting from the delivery of new vessels to our fleet following our acquisition of the vessels Leto, delivered in January 2012; Los Angeles, delivered in February 2012; Philadelphia and Melia, delivered in May 2012; Amphitrite, delivered in August 2012; Polymnia, delivered in November 2012 and Arethusa delivered in July 2011. In 2012 we had total operating days of 9,865 and fleet utilization of 98.7%, compared to 8,418 total operating days and a fleet utilization of 99.3% in 2011.

Other Revenues.    Other revenues increased by $1.3 million, to $2.4 million for 2012, compared to $1.1 million for 2011 and consist of the income derived from the management and administrative agreements between DSS and Diana Containerships since its deconsolidation on January 18, 2011. The increase in 2012 was due to the increase in the fleet of Diana Containerships compared to 2011.

Voyage Expenses.    Voyage expenses decreased by $2.3 million, or 22%, to $8.3 million in 2012 compared to $10.6 million in 2011. This decrease in voyage expenses is primarily attributable to the decrease in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers, but also due to deconsolidation of Diana Containerships. Voyage expenses relating to Diana Containerships' fleet before its deconsolidation on January 18, 2011 amounted to $21,570. Commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues. The decrease in voyage expenses was also due to an increase in the gains from bunkers amounting to $2.1 million in 2012 compared to $1.7 million in 2011. These gains are the result of the different prices of bunkers at the delivery and redelivery of our vessels for the fixtures that were renewed during the year.

Vessel Operating Expenses.    Vessel operating expenses increased by $10.9 million, or 20%, to $66.3 million in 2012 compared to $55.4 million in 2011.  The increase in operating expenses is primarily attributable to the 18% increase in ownership days resulting from the delivery of six new vessels to our fleet in 2012 and one vessel in mid-2011. This increase was also due to increased daily crew costs, stores and spares in 2012 compared to 2011, mainly due to the fact that the new vessels added in the fleet incurred increased crew travelling expenses and initial supplies, and was partly offset by on average decreases in insurances and repairs and maintenance costs. Vessel operating expenses relating to Diana Containerships in 2011 (before its deconsolidation in January 2011) amounted to $0.2 million. Daily operating expenses were $6,551 in 2012 compared to $6,432 in 2011, representing a 2% increase.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $6.7 million, or 12%, to $62.0 million for 2012, compared to $55.3 million for 2011. This increase was mainly the result of both the enlargement of our fleet which resulted in increased depreciation in 2012 compared to 2011 and the increase in amortization of deferred drydocking costs, due to eight vessels being under drydock in 2012. Depreciation charges relating to Diana Containerships' fleet in 2011 (before its deconsolidation in January 2011) amounted to $0.1 million.

General and Administrative Expenses.    General and Administrative Expenses for 2012 decreased by $0.2 million, or 1%, to $24.9 million compared to $25.1 million in 2011. The decrease is mainly attributable to the deconsolidation of Diana Containerships and also to reduced legal fees and document printing expenses due to less company activity, directors and officers insurance and board of directors' fees and expenses and was partly offset by increases in compensation cost on restricted stock awards to executive management and non-executive directors and company promotion expenses. General and Administrative Expenses for Diana Containerships, amounted to $0.3 million in 2011 (before its deconsolidation in January 2011).

Interest and Finance Costs.    Interest and finance costs increased by $2.7 million, or 55%, to $7.6 million in 2012 compared to $4.9 million in 2011. The increase is primarily attributable to higher average interest rates on increased average long term debt outstanding during 2012 compared to 2011, and also due to increased loan costs due to additional loan agreements made in 2012. Interest and finance costs of Diana Containerships, before its deconsolidation on January 18, 2011, amounted to $46,663. Interest costs in 2012 amounted to $7.0 million compared to $4.5 million in 2011.

Interest Income. Interest income increased by $0.4 million, or 40%, to $1.4 million in 2012 compared to $1.0 million in 2011. The increase is attributable to increased levels of cash on hand during the year.

Loss from Derivative Instruments. Loss from derivative instruments decreased by $0.2 million, or 29%, to $0.5 million in 2012 compared to $0.7 million in 2011 and includes both realized and unrealized losses. The decrease is due to the unrealized gains of $36,495 in 2012 compared to loss of $39,410 in 2011 and also due to decreased realized losses which in 2012 amounted to $0.6 million compared to $0.7 million and 2011.

Income / (loss) from Investment in Diana Containerships Inc. Loss from our investment in Diana Containerships Inc. amounted to $1.8 million in 2012 and was due to our dilution following a follow on offering of Diana Containerships in 2012 causing the reduction of our ownership from 14.5% to 10.4%. This compared to a gain of $1.2 million in 2011 which derived from the valuation of the investment under the equity method after the deconsolidation of Diana Containerships in January 2011.

Year ended December 31, 2011 compared to the year ended December 31, 2010

Time Charter Revenues.    Time charter revenues decreased by $19.7 million, or 7%, to $255.7 million for 2011, compared to $275.4 million for 2010. The decrease was due to a 10% decrease of our average charter rates in 2011 compared to 2010 and also the deconsolidation of Diana Containerships in January 2011. Time charter revenues of the Diana Containerships' fleet amounted to $0.6 million in 2011 (before its deconsolidation in January 2011) and $5.7 million in 2010. The decrease was partly off-set by a 3% increase of our ownerships days resulting from the delivery of new vessels to our fleet following our acquisition of the Arethusa in July 2011 and also the Melite, the New York and the Alcmene in January, March and November 2010, respectively. In 2011 we had total operating days of 8,418 and fleet utilization of 99.3%, compared to 8,180 total operating days and a fleet utilization of 99.7% in 2010.

Other Revenues.    Other revenues amounted to $1.1 million, and consist of the income derived from the management and administrative agreements between DSS and Diana Containerships since its deconsolidation on January 18, 2011.

Voyage Expenses.    Voyage expenses decreased by $1.8 million, or 15%, to $10.6 million in 2011 compared to $12.4 million in 2010. This decrease in voyage expenses is primarily attributable to the decrease in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers, but also due to deconsolidation of Diana Containerships. Voyage expenses relating to Diana Containerships' fleet in 2010 amounted to $0.3 million while in 2011 Diana Containerships' fleet voyage expenses before its deconsolidation on January 18, 2011 amounted to $21,570. Commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues. The decrease in voyage expenses was also due to an increase in the gains from bunkers amounting to $1.7 million in 2011 compared to gains in bunkers of $0.7 million in 2010. These gains are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year.

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

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $2.2 million, or 4%, to $55.3 million for 2011, compared to $53.1 million for 2010. This increase was mainly the result of both the enlargement of our dry bulk fleet which resulted in increased depreciation in 2011 compared to 2010 and the increase in amortization of deferred drydocking costs. The increase was partly offset by reduced depreciation costs due to the deconsolidation of Diana Containerships. Depreciation charges relating to Diana Containerships' fleet in 2011 (before its deconsolidation in January 2011) amounted to $0.1 million compared to $1.5 million in 2010.

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

Loss from Derivative Instruments. Loss from derivative instruments decreased by $0.8 million, or 53%, to $0.7 million in 2011 compared to $1.5 million in 2010 and includes both realized and unrealized losses. The decrease is due to the unrealized losses which decreased to $39,410 in 2011 compared to $0.8 million in 2010.

Income from Investment in Diana Containerships Inc. Income from our investment in Diana Containerships Inc. amounted to $1.2 million in 2011 and derives from the valuation of the investment under the equity method after the deconsolidation of Diana Containerships in January 2011. In 2010 there was no such amount as Diana Containerships was consolidated with our financial statements.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.              Liquidity and Capital Resources

In 2013, we have taken delivery of two vessels, the Myrto and the Maia, which we paid with cash on hand, but intend to enter into a loan agreement with Deutsche Bank for an amount of $18.0 million to finance part of their acquisition cost. We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $405.5 million at December 31, 2012 and $384.6 million at December 31, 2011.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As of December 31, 2012, we had $446.6 million of Cash and cash equivalents. We expect to fund the construction cost of our two vessels under construction with cash from operations and with additional debt.

Cash Flow

Cash and cash equivalents increased to $446.6 million as of December 31, 2012 compared to $416.7 million as of December 31, 2011.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet.  Such balances at December 31, 2012 amounted to $15.0 million in the aggregate and consisted of minimum cash deposits required to be maintained at all times under the Company's loan facilities.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $34.3 million, or 22%, to $119.9 million in 2012 compared to $154.2 million in 2011. The decrease was primarily attributable to the decrease in revenues.

Net cash provided by operating activities decreased by $24.1 million, or 14%, to $154.2 million in 2011 compared to $178.3 million in 2010. The decrease was primarily attributable to the decrease in revenues, an increase in trade receivables and the increase of expenses, which caused an increase in current liabilities.

Net Cash Used In Investing Activities

Net cash used in investing activities was $169.9 million in 2012, which consists of $171.2 million paid for the acquisition of six vessels during the year, the payment of a 10% advance for the acquisition of the Myrto and two predelivery installments for the construction of our two Panamax vessels; $2.8 million of dividends received from Diana Containerships during the year and $1.6 million relating to property additions and purchases of furniture, equipment and software development costs.

Net cash used in investing activities was $90.4 million in 2011, which consists of $58.3 million paid for our two vessels under construction, the advance for the vessel Leto delivered to us in January 2012; and the payment for the acquisition during the year of the vessel Arethusa; $12.0 million of cash disposed-off upon the partial spin-off of Diana Containerships; $20.0 million paid to participate in Diana Containerships' public offering in June 2011; $0.1 million of dividends received from Diana Containerships during the year and $0.2 million relating to purchases of furniture, equipment and software development costs.

Net cash used in investing activities was $252.3 million in 2010, which consists of $238.2 million paid for advances for our vessels under construction and for vessel acquisitions; $21.8 million for the acquisition of the real estate property which we were leasing as our principal executive offices in Athens and purchases of furniture, equipment and software development costs; $7.7 million of investments in time deposits transferred to cash and cash equivalents.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $80.0 million in 2012, which consists of $118.6 million of proceeds drawn under our loan facilities and $32.0 million of indebtedness that we repaid; $6.0 million that we paid to repurchase and retire our common stock pursuant to the relevant plan; and $0.6 million that we paid in financing costs relating to our new loan agreements.

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

Loan Facilities

The Royal Bank of Scotland Plc.("RBS"): In February 2005, we entered into a $230.0 million secured revolving credit facility with RBS, which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million that expired in March 2008. We draw funds under our $300.0 million credit facility to fund vessel acquisitions.

The $300.0 million revolving credit facility has a term of ten years from May 24, 2006, which we refer to as the availability date, and we are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The amended facility was available in full until May 24, 2012. Since that date the available amount is reducing in semiannual amounts of $15.0 million with a final reduction of $165.0 million together with the last semi-annual reduction on May 24, 2016.

The credit facility has commitment fees of 0.25% per annum on the undrawn part of the facility, payable quarterly in arrears. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR.

As of December 31, 2012 and as of the date of this annual report, we had $270.0 million of principal balance outstanding under our $300.0 million revolving credit facility.

The credit facility contains financial and other covenants requiring us, among other things, to ensure that the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility at all times exceeds 120% of the aggregate principal amount of debt outstanding under the facility and the notional or actual cost of terminating any relating hedging arrangements; our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets; we maintain $0.40 million of liquid funds per vessel in the fleet financed or mortgaged through the credit facility.

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

Bremer Landesbank ("Bremer"): In October 2009, we, through Gala Properties Inc., entered into a loan agreement with Bremer to partly finance or, as the case may be, refinance the contract price of the Houston for an amount of $40.0 million. The loan has a term of ten years and is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum for the first two years, or the Initial Margin Application Period. Upon expiration of the Initial Margin Application Period, Bremer did not propose a new margin for the remaining security period or part thereof, for agreement by Gala Properties Inc, so the margin of 2.15% remains current. We drew down the loan amount of $40.0 million in November 2009 after the delivery of the Houston in October 2009.

The loan is secured by a first preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event we breach certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 120% of the outstanding balance of the loan). Furthermore, we are not permitted to pay any dividends if an event of default has occurred and for the duration of the loan we are required to maintain sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least 12 months prior to such a survey.

As of December 31, 2012 and as of the date of this annual report, we had $29.2 million and $28.3 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Bremer Landesbank.

Deutsche Bank AG ("Deutsche"): In October 2009, we, through Bikini Shipping Company Inc., entered into a loan agreement with Deutsche to partly finance or, as the case may be, refinance the contract price of the New York for an amount of $40.0 million but not exceeding 80% of the fair value of the vessel. The loan has a term of five years and is repayable in 19 quarterly installments of $0.6 million, or the 1.50% of the loan amount and a 20th installment equal to the remaining outstanding balance of the loan. The loan bears interest at Libor plus a margin of 2.40% per annum. We drew down the loan amount of $40.0 million in March 2010 on the delivery of the New York.

The loan is secured by a first preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event we breach certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 125% of the outstanding balance of the loan), minimum liquidity of $0.4 million, average cash balance of $10.0 million, and other financial covenants. Furthermore, we are not permitted to pay any dividends which would result in a breach of financial covenants or if an event of default has occurred and is continuing. As at December 31, 2012, we were not in compliance with the hull cover ratio requirement of the loan for which in January 2013, we obtained a waiver of the covenant breach until April 5, 2013, at which time we expect to be able to comply with this covenant by providing additional security.

As of December 31, 2012 and as of the date of this annual report, we had $33.4 million and $32.8 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Deutsche Bank.

On March 19, 2013, we also signed a commitment letter with Deutsche Bank, for a loan of $18.0 million to partly finance the acquisition cost of the Myrto and Maia, delivered to us in January and February 2013, respectively. Both vessels will be cross-collateralized with New York.

DnB NOR Bank ASA ("DnB NOR"): In July 2010, Diana Containerships through its subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into a loan agreement with DnB NOR to finance part of the acquisition cost of the vessels Sagitta and Centaurus for an amount of up to $40.0 million in two advances for each vessel with each advance not exceeding the lower of $10.0 million and the 25% of the market value of the vessel relevant to it.

The repayment of the loan was in 24 quarterly installments of $165,000 for each advance and a balloon of $6.0 million payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $0.4 million was paid on signing the facility agreement. The loan bore commitment fees of 0.96%, on the undrawn part of the loan.

Diana Containerships and its subsidiaries are no longer consolidated to our consolidated financial statements, after its partial spin-off in January 2011.

Export-Import Bank of China and DnB NOR Bank ASA ("CEXIM and DnB"): In October 2010, we, through our wholly owned subsidiaries, Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with CEXIM and DnB NOR to finance part of the acquisition cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million.

On February 15, and May 18, 2012, Lae and Namu drew down an aggregate of $72.1 million of the loan, which represents 70% of the vessels' market value on delivery.

The Lae advance is repayable in 40 quarterly installments of $627,945 and a balloon of $ 12.3 million payable together with the last installment on February 15, 2022 and the Namu advance is repayable in 40 quarterly installments of $580,996 and a balloon of $ 11.4 million payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum and an agency fee of $10,000 is paid annually until its full repayment.

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

As of December 31, 2012 and as of the date of this annual report, we had $69.1 million and $67.8 million, respectively, of principal balance outstanding under our loan facility with Cexim and DnB.

Emporiki Bank of Greece S.A. ("Emporiki") replaced by Credit Agricole Corporate and Investment Bank ("Credit Agricole"): On September 13, 2011, Bikar entered into a loan agreement with Emporiki for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole, entered into a supplemental loan agreement to set out amendments of the loan agreement to which the parties entered into in a supplemental agreement on December 11, 2012, to provide applicability of the English law and exclusive jurisdiction of English courts and to a deed of novation to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole.

The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

The loan, which is secured by an equivalent amount of cash collateral, is secured with a first priority mortgage on the Arethusa, charter assignment on all charters exceeding 12 months, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from DSI, manager's undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the 120% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. The loan also has other non-financial and financial covenants, including minimum net worth, minimum cash of $10.0 million to be held by DSI and $0.5 million to be held by Bikar and/or the guarantor and maximum leverage.

As of December 31, 2012 and as of the date of this annual report, we had $14.0 million and $13.5 million, respectively, of principal balance outstanding under our $15.0 million loan facility with Credit Agricole.

Nordea Bank Finland Plc.("Nordea"): On February 7, 2012, Jemo Shipping Company Inc., (the "Borrower" or "Jemo") entered into an agreement with Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16.1 million drawn down in February 2012, to partly finance the acquisition cost of  the Leto. The loan has a term of five years and is repayable in 20 consecutive equal quarterly installments of $252,000 and a balloon payment of $11.1 million payable together with the final quarterly installment on February 7, 2017. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia. The additional advance for Mandaringina of $10.3 million drawn down in June 2012 is repayable in 20 consecutive equal quarterly installments of $234,660 and a balloon of $5.6 million payable together with the last installment on May 7, 2017. The loan bears interest at LIBOR plus a margin of 2.5%.

On December 20, 2012, Palau Shipping Company Inc. and Guam Shipping Company Inc., entered into a new loan agreement with Nordea for an amount of $20.0 million, drawn down on December 21, 2012, to finance part of the acquisition cost of the Amphitrite and the Polymnia. The loan is repayable in 20 consecutive quarterly installments of $312,500 and a balloon installment of $13.8 million payable together with the last installment on December 21, 2017. The loan bears interest at LIBOR plus a margin of 2.9%.

The loans are secured with a corporate guarantee from DSI, a first priority or first preferred mortgage on the vessels, first priority assignment of earnings, first priority pledge of the earnings account, first priority assignment of the vessels' current time charters and any subsequent charter contracts with a duration of 12 months or more, first priority assignment of insurances, first priority pledge over the shares of the borrowers and manager's letter of subordination of rights. The loan also has financial covenants such as minimum liquidity of $0.5 million per vessel owned by the guarantor, minimum market-adjusted equity ratio of 25%, minimum market-adjusted net worth of $150 million and minimum hull value of 125% of the outstanding principal amount. Finally, we are not permitted to pay any dividends that would result in an event of default or if an event of default has occurred and is continuing.

As of December 31, 2012 and as of the date of this annual report, we had $25.2 million and $24.7 million, respectively, of principal balance outstanding under our amended and restated $26.5 million loan facility with Nordea Bank Finland Plc. dated on June 21, 2012

As of December 31, 2012 and as of the date of this annual report, we had $20.0 million of principal balance outstanding under our $20 million loan facility with Nordea Bank Finland Plc. dated on December 20, 2012

Currently, all of our vessels, except for five, have been provided as collateral to secure our credit facilities.

Currently, we believe we are in compliance with all covenants relating to our loan facilities.

As of December 31, 2012, 2011 and 2010 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2012 and 2011 the fair value of the swap was $1.0 million. Also we incurred unrealized gain of $36,495 in 2012, unrealized loss of $39,410 in 2011 and unrealized loss of $0.8 million in 2010. Realized loss was $0.6 million for 2012, and $0.7 million for 2011 and 2010.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. Currently, we have contractual obligations relating to the construction of our two ice class Panamax dry bulk vessels, amounting to $45.0 million which we expect to fund with cash on hand and debt.

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

D.           Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or "BDI," declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. During 2011, the BDI remained volatile, reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14,

2011. On February 3, 2012, the BDI reached a 26 year low of 647, due to a combination of weak demand and further growth in vessel supply. In 2012 fall from 1624 to 647 and as of March 19, 2013, the BDI stood at 912.

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

Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" for more information).

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2012, as adjusted to reflect: (i) the delivery of the Myrto in January 2013; (ii) the payment in March 2013, of one additional predelivery installment for the construction for hull H2528, amounting to $4.4 million; and (iii) the new Brokerage Services Agreement between DSS and Diana Enterprises, dated March 15, 2013, but with effect from March 1, 2013.

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements (1)	$460,878	$45,032	$116,265	$234,506	$65,075
Estimated Interest Payments on Loan Agreements (1)	31,340	$7,917	$12,931	$5,766	$4,726
Construction contracts (2)	44,950	44,950	-	-	-
Broker services agreement (3)	3,106	2,481	625	-	-

Total	$540,274	$100,380	$129,821	$240,272	$69,801

_______________________________________________________________________________________________________________________________________________
(1)
As of December 31, 2012 we had an aggregate principal of $460.9 million of indebtedness outstanding under our loan facilities. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate plus the margin of our loan agreements during 2012.

(2)
As of December 31, 2012, we had paid one predelivery installment for the construction of each of our two Panamax dry bulk carriers, amounting to $8.7 million and in March 2013, we paid one additional predelivery installment of $4.4 million for hull H2528. We expect to take delivery of both vessels in the fourth quarter of 2013.

(3)
On February 22, 2012, DSS entered into an agreement with Diana Enterprises, a related party company, for the provision of brokerage services for an annual fee of $2.4 million effective from January 1, 2012. The agreement had a term of five years and the fee was paid quarterly in advance This agreement was terminated on March 15, 2013 and was replaced with an agreement for the provision of brokerage services for a monthly fee of $0.2 million effective from March 1, 2013. The agreement has a term of thirteen months until March 31, 2014 and the fee is payable quarterly in advance.

G.           Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

A.  Item 6.                      Directors, Senior Management and Employees

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

Name	Age	Position
Simeon Palios	71	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	57	Class I Director and President
Ioannis Zafirakis	41	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	41	Chief Financial Officer and Treasurer
Maria Dede	40	Chief Accounting Officer
William (Bill) Lawes	69	Class II Director
Konstantinos Psaltis	74	Class II Director
Boris Nachamkin	79	Class III Director
Apostolos Kontoyannis	64	Class III Director

The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2014.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships Inc. since January 13, 2010. Mr. Palios also serves as an employee of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships Inc. since January 13, 2010. Mr. Margaronis also serves as an employee of Diana Shipping Services S.A. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999 and has served as the Director, Chief Operating Officer and Secretary of Diana Containerships Inc. since January 13, 2010. Mr. Zafirakis also serves as an employee of Diana Shipping Services S.A. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. Mr Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since March 8, 2006 and has served in these positions with Diana Containerships Inc. since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of Diana Shipping Services S.A since March 2005. In 2000, Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000, Mrs. Dede was employed by Venus Enterprises SA, a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a bachelor's degree in Maritime Studies from the University of Piraeus and a master's degree in business administration from ALBA.

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

Boris Nachamkin has served as a Director and as a member of our Compensation Committee since March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping for Credit Agricole Indosuez, based in Paris, between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm and as a U.K. Director of Marine Money, a U.S. - based ship finance publication.

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

B.           Compensation

The aggregate executives' compensation (including Diana Enterprises) for 2012, 2011 and 2010 was $4.4 million, $3.7 million and $4.2 million, respectively. Since June 1, 2010, DSS entered into two Broker Services Agreements with Diana Enterprises, a related party, to provide brokerage services to us and Diana Containerships. Under these agreements, which are described in Item 7B. "Related Party Transactions", we paid an annual fee of $1.7 million until December 31, 2011, increased to $2.4 million as of January 1, 2012, and will pay $0.2 million per month effective March 1, 2013. Diana Containerships paid during 2010 and until January 18, 2011 that was consolidated in our financial statements annual fees of $1.04 million. We consider that fees paid under those agreements to be part of our executive compensation due to the affiliation with Diana Enterprises.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2012, 2011 and 2010 fees and expenses of our non-executive directors amounted to $0.3 million, $0.4 million and $0.4 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 3,451,241 shares of restricted common stock, of which 2,800,657 shares to senior management and 650,584 shares to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vest ratably over a period of six years. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2012, 2011 and 2010, compensation cost relating to the aggregate amount of restricted stock awards amounted to $8.6 million, $8.1 million and $7.5 million, respectively. Of this compensation cost, an amount of $39,353 in 2011 and $1.3 million in 2010 related to shares awarded by Diana Containerships to members of its senior management.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In February 2005, we adopted an equity incentive plan (the "Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. On May 2, 2011, our board of directors approved the Diana Shipping Inc. 2011 Equity Incentive Plan (the "2011 Plan"), with substantially the same terms and provisions as the amended and restated 2005 Plan.  Under the 2011 Plan, an aggregate of 5,000,000 common shares are reserved for issuance, of which 4,348,759 shares of common stock are currently available for issuance.

The plan entitles the Company's employees, officers and directors to receive options to acquire the Company's common stock and is administered by the Compensation Committee of the Company's Board Directors or such other committee of the Board as may be designated by the Board to administer the Plan. Under the terms of the 2011 Plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The 2011 Plan will expire 10 years from its adoption by the Board of Directors. Under the 2011 Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company.

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

	Year Ended December 31,
	2012	2011	2010
Shoreside	82	68	58
Seafaring	558	558	577
Total	640	626	635

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	15,278,977	18.4%
	Seizert Capital Partners, LLC (2)	5,228,578	6.3%
	B. Manning & Napier Advisors, LLC (3)	5,918,951	7.1%
	Massachusetts Financial Services Company (4)	6,497,810	7.8%

	All officers and directors as a group (5)	16,909,086	20.4%

_____________________________________________
(1)
Currently, Mr. Simeon Palios beneficially owns 992,437 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. ("Corozal") and Ironwood Trading Corp. ("Ironwood") over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2010, 2011, 2012 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 17.4%, 17.3%, 17.4% and 17.2%, respectively, of our outstanding common stock.

(2)	Seizert Capital Partners, LLC is an investment adviser that has filed a Schedule 13G/A on February 4, 2013 reporting their ownership of 6.3% of our outstanding common stock as of December 31, 2012.

(3)	Manning & Napier Advisors, LLC has filed a Schedule 13G on January 23, 2013 reporting their ownership of 7.2% of our outstanding common stock as of December 31, 2012.

(4)	Massachusetts Financial Services Company ("MFS") has filed a Schedule 13G on March 14, 2013 reporting their ownership of 7.8% of our outstanding common stock as of December 31, 2012.

(5)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect shareholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Margaronis, Zafirakis and Michalopoulos, each executive officers of ours, each own less than 1% of our outstanding common stock.

As of March 20, 2013, we had 161 shareholders of record, 146 of which were located in the United States and held an aggregate of 65,820,605 of our common shares, representing 80% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 65,786,143 of our common shares as of March 20, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Diana Enterprises Inc.

On June 1, 2010, DSS entered into two agreements with Diana Enterprises, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, to provide brokerage services. The first agreement was made on behalf of Diana Shipping Inc. for an annual fee of $1.7 million and the second agreement was made on behalf of Diana Containerships, for an annual fee of $1.04 million. In February 2012, the agreement between Diana Enterprises and DSS was terminated and replaced with a new agreement under which Diana Enterprises provides brokerage services for an annual fee of $2.4 million to be applied retroactively from January 1, 2012. Our agreement with Diana Enterprises had a term of five years and the fees were paid quarterly in advance. Effective January 19, 2011 after the partial spin-off of Diana Containerships, the fees relating to Diana Containerships were reimbursed to us by Diana Containerships and did not constitute part of our expenses, until March 1, 2013, when the agreement was terminated. During 2012, 2011 and 2010 brokerage fees amounted to $2.4 million, $1.7 million and $1.6 million, respectively. In March 2013, the agreement between DSS and Diana Enterprises, for the services provided to us, was also terminated and it was replaced by a new agreement with effect from March 1, 2013 until March 31, 2014 and for a monthly fee of $0.2 million payable quarterly in advance.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2012, 2011 and 2010 amounted to $3.0 million, $1.8 million and $1.6 million, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. Until September 30, 2010, we were also paying rent to Altair for the lease of office and parking space, which for 2010 amounted to about $76,000, and was classified in General and administrative expenses. On September 30, 2010, Altair sold its property to Universal Shipping and Real Estates Inc. and as of that date our lease agreement with Altair was terminated.

Administrative Services Agreement

On April 6, 2010, Diana Containerships entered into an Administrative Services Agreement with DSS, whereby DSS provided to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Diana Containerships paid DSS a monthly fee of $10,000 for these administrative services. The initial term of the agreement was for a period of one year and automatically renewed for successive twelve month periods until its termination on March 1, 2013.

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such administrative services fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2012 and 2011, Other revenues amounted to of $2.4 million and of $1.1 million, respectively.

Vessel Management Agreements

DSS also provided commercial and technical management services for Diana Containerships' vessels under separate vessel management agreements with Diana Containerships' vessel owning subsidiaries. The vessel management agreements were terminated on March 1, 2013. Commercial management included, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing Diana Containerships' relationships with charterers, obtaining insurance coverage for Diana Containerships' vessels, as well as supervision of the technical management of the vessels. Technical management included managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS received a commission of 1% of the gross hire and freight earned by each vessel and a technical management fee of $15,000 per vessel per month for vessels in operation.

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such management fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2012 and 2011, Other revenues amounted to of $2.4 million and of $1.1 million, respectively.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.              Financial information

A.           Consolidated statements and other financial information

See Item 18.

Legal Proceedings

DSS was indicted on March 20, 2013 by a federal grand jury in Norfolk, Virginia for alleged violations of law concerning maintenance of books and records and the handling of waste oils on the Thetis. The chief engineer and second assistant engineer of the vessel were also named as co-defendants in the indictment.

DSS has cooperated with the Department of Justice since notice of the alleged violations was received in September 2012, and intends to continue to cooperate with the Department of Justice as appropriate.  If this matter results in a trial, DSS intends to defend any charges vigorously.  We do not expect that these charges will have any material effect on our ongoing business, our relationships with its charterers or our other contractual arrangements.  We remain committed to maintaining the highest level of operational standards on board our vessels.

Except as described above, we have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

Item 9.       The Offer and Listing

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2013		2012		2011		2010		2009		2008
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$9.87	$6.31	$12.64	$6.93	$16.27	$11.19	$18.52	$10.15	$31.66	$7.24

1st quarter			$9.87	$7.80	$12.64	$11.50
2nd quarter			8.90	7.07	12.13	10.70
3rd quarter			8.09	6.31	11.13	7.42
4th quarter			7.64	6.53	8.54	6.93

September			$7.24	$6.46
October			7.24	6.53
November			7.64	7.06
December			7.50	7.20
January	$9.01	$7.47
February	9.05	8.44
March*	9.24	8.35

* For the period from March 1, 2013 until March 20, 2013.

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, the number of our outstanding shares of common stock has increased to 82,841,370. We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C.            Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios and by Diana Containerships.

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

In the year ended December 31, 2012, approximately 6.5% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 3.3% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2012. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $289 thousand for the year ended December 31, 2012.

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

For the 2012 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2012 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2012 taxable year.

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

During the 2012 taxable year, only 39.7% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company is not subject to the 5% Override Rule, and therefore the Company believes that it has satisfied the Publicly Traded Test for the 2012 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2012 taxable year, and intends to take this position on its 2012 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2012 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $289 thousand of U.S. federal income tax under the 4% Gross Basis Tax Regime.

The 4% Gross Basis Tax Regime would not apply to U.S. source Shipping Income to the extent considered to be "effectively connected" with the conduct of a U.S. trade or business.  In the absence of exemption under Section 883 of the Code, such "effectively connected" U.S. source Shipping Income, net of applicable deductions, would be subject to U.S. federal income tax currently imposed at corporate rates of up to 35%.  In addition, earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and certain interest paid or deemed paid attributable to the conduct of the U.S. trade or business may be subject to U.S. federal branch profits tax imposed at a rate of 30%.  The Company's U.S. source Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if: (1) the Company has, or is considered to have, a fixed place or business in the United States involved in the earning of Shipping Income; and (2) substantially all of the Company's U.S. source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, is attributable to a fixed place of business in the United States.  We do not intend to have, or permit circumstances that would result in having a vessel operating to the United States on a regularly scheduled basis.  Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source Shipping Income will be effectively connected with the conduct of a U.S. trade or business.

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

Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a "U.S. Non-Corporate Holder," will generally be treated as "qualified dividend income" that is taxable to Holders at preferential U.S. federal income tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gain of a U.S. Non-Corporate Holder are taxable at preferential U.S. Federal income tax rates. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by the Company which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". In addition, if the Company were to be treated as a PFIC, a U.S. Holder would be required to make an informational return filing in respect of his common stock.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal "backup withholding" if paid to a non-corporate U.S. holder who:

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

Pursuant to recently enacted legislation, U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three (3) years after the date that the required information is filed.

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

I.           Subsidiary information

Not Applicable.

Item 11.           Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities. At December 31, 2012, we had $460.9 million of principal balance outstanding under our loan agreements as follows:

	Total	RBS	Bremer	Deutsche	C-exim / DnB	Credit Agricole	Nordea
	Amounts in millions of U.S. Dollars
Loan outstanding	$460.9	$270.0	$29.2	$33.4	$69.1	$14.0	$45.2
Weighted average interest rate	1.6%	1.1%	2.6%	2.9%	2.9%	1.2%	2.7%
Interest rate range	1.1% to 3.1%	1.1% to 1.1%	2.5% to 2.7%	2.7% to 2.9%	2.8% to 3.0%	1.2% to 1.3%	2.7% to 3.1%
Total interest	$7.3	$3.2	$0.8	$1.0	$1.6	$0.2	$0.5
Interest capitalized	$0.3
Interest expense given 1% increase on interest rates	$11.8	$6.1	$1.1	$1.4	$2.1	$0.3	$0.8

Currently, we have $270.0 million of the principal balance outstanding under our credit facility with the RBS; $28.3 million outstanding under our facility with Bremer, $32.8 million outstanding under our facility with Deutsche, $67.8 million outstanding under our facility with China Export-Import Bank and DnB Bank, $13.5 million outstanding under our facility with Credit Agricole and $44.7 million outstanding under our facilities with Nordea.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the changes in its fair value are recognized in earnings. As of December 31, 2012 and 2011 the fair value of the swap was $1.0 million. Also we incurred unrealized gain of $36,495 in 2012, unrealized loss of $39,410 in 2011 and unrealized loss of $0.8 million in 2010. Realized loss was $0.6 million for 2012, and $0.7 million for 2011 and 2010. Should LIBOR interest rates remain at levels below 1% which is our floor, we will continue to incur losses from this financial instrument.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 46% in 2012) and a significant portion of our general and administrative expenses (around 38% in 2012) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website:  http://www.dianashippinginc.com, under "Corporate Governance" and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458.  Copies of our Code of Ethics are available in print, free of charge, upon request to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2012 and 2011 amounted to € 383,100 and € 367,500, or approximately $523,150 and $526,600, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services for Company's filings with the SEC.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer purchases of equity securities for the year ended December 31, 2012
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in U.S. $ that may Yet Be Expected on Share Repurchases Under Programs
January 2012	97,364	$7.63	97,364	$0
February 2012	-	-	-	-
June 2012	461,979	$7.25	461,979	$0
July 2012	43,188	$7.28	43,188	$0
August 2012	-	-	-	-
September 2012	24,203	$6.53	24,203	$0
October 2012	226,873	$6.52	226,873	$0
Total	853,607	$7.08	853,607	$0

In December 2011, the Company entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase its stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. The agreement was terminated on February 29, 2012. On June 14 and August 2, 2012, the Company entered into two similar agreements which were terminated on July 11, and on October 15, 2012, respectively. The Company repurchased and retired 154,091 shares up to December 31, 2011 for an aggregate cost of $1.2 million, and additional shares of 853,607 in 2012 for an additional cost of $6.0 million.

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

Item 16H.   Mine Safety Disclosure

Not applicable.

           PART III

Item 17.                Financial Statements

See Item 18.

Item 18.                Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                Exhibits

Note:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (10)
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	2011 Stock Incentive Plan (11)
4.4	Form of Technical Manager Purchase Option Agreement (5)
4.5	Form of Management Agreement (3)
4.6	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.7	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (8)
4.8	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.9	Sales Agency Financing Agreement dated April 23, 2008 (9)
4.10	Loan Agreement with Deutsche Bank dated October 8, 2009 (10)
4.11	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.12	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.13	Loan Agreement with Emporiki Bank of Greece S.A. dated September 13, 2011 (11)
4.14	Loan Agreement with Nordea Bank Finland Plc dated February 7, 2012 (11)
4.15	Supplemental Loan Agreement with Nordea Bank Finland Plc dated June 21, 2012
4.16	Loan Agreement with Nordea Bank Finland Plc dated December 20, 2012
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) the Notes to Consolidated Financial Statements

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 1 to the Company's Form 6-K filed on December 4, 2007.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(4)	Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.
(8)	Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.
(9)	Filed as Exhibit 2 to the Company's Form 6-K filed on April 24, 2008.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on April 20, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos

Andreas Michalopoulos
Chief Financial Officer
Dated: March 21, 2013

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Shipping Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company’s annual report on Form 20-F for the year ended December 31, 2012. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2012 and 2011 and the related consolidated statements income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2013

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$446,624	$416,674
Accounts receivable, trade (Note 2(f))	6,590	5,568
Due from a related party (Note 4)	613	263
Inventories (Note 2(g))	5,275	4,808
Prepaid expenses and other assets	4,834	2,320
Prepaid charter revenue (Note 8)	3,050	3,058
Total current assets	466,986	432,691

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	11,502	63,440

Vessels (Note 6)	1,515,370	1,292,237
Accumulated depreciation (Note 6)	(304,232)	(245,518)
Vessels' net book value (Note 6)	1,211,138	1,046,719
Property and equipment, net (Note 7)	22,774	21,659
Total fixed assets	1,245,414	1,131,818
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Notes 2(n) and 2(o))	3,365	4,769
Prepaid charter revenue, non-current (Note 8)	2,303	5,351
Investment in Diana Containerships Inc. (Note 3)	24,734	29,842
Total assets	$1,742,802	$1,604,471

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$45,032	$27,700
Accounts payable, trade and other	6,993	7,127
Due to related parties (Note 4)	264	226
Accrued liabilities	5,284	4,751
Deferred revenue (Note 10)	2,827	8,136
Fair value of derivative instruments, current portion (Note 17)	994	-
Other current liabilities	83	155
Total current liabilities	61,477	48,095

Long-term debt, net of current portion and deferred financing costs (Note 9)	414,080	345,638
Other non-current liabilities	821	830
Fair value of derivative instruments, non-current portion (Note 17)	-	1,030
Commitments and contingencies (Note 11)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 82,233,424 and 82,419,417 issued and outstanding at December 31,2012 and 2011, respectively (Note 12)	822	824
Additional paid-in capital	918,007	915,404
Other comprehensive income / (loss) (Note 2(c))	194	(112)
Retained earnings	347,401	292,762
Total stockholders' equity	1,266,424	1,208,878

Total liabilities and stockholders' equity	$1,742,802	$1,604,471
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2012, 2011 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2011	2010
REVENUES:
Time charter revenues	$220,785	$255,669	$275,448
Other revenues (Note 4)	2,447	1,117	-

EXPENSES:
Voyage expenses (Note 13)	8,274	10,597	12,392
Vessel operating expenses (Note 13)	66,293	55,375	52,585
Depreciation and amortization of deferred charges (Note 2)	62,010	55,278	53,083
General and administrative expenses	24,913	25,123	25,347
Foreign currency gains	(1,374)	(503)	(1,598)
Operating income	$63,116	$110,916	$133,639

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(7,618)	(4,924)	(5,213)
Interest income	1,432	1,033	920
Loss from derivative instruments (Note 17)	(518)	(737)	(1,477)
Income / (loss) from investment in Diana Containerships Inc. (Note 3)	(1,773)	1,207	-
Total other expenses, net	$(8,477)	$(3,421)	$(5,770)

Net income	$54,639	$107,495	$127,869

Loss assumed by non-controlling interests	-	2	910

Net income attributed to Diana Shipping Inc.	$54,639	$107,497	$128,779

Earnings per common share, basic (Note 15)	$0.67	$1.33	$1.60

Earnings per common share, diluted (Note 15)	$0.67	$1.33	$1.59

Weighted average number of common shares, basic (Note 15)	81,083,485	81,081,774	80,682,770

Weighted average number of common shares, diluted (Note 15)	81,083,485	81,124,348	80,808,232

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2012, 2011 and 2010
(Expressed in thousands of U.S. Dollars)
	2012	2011	2010
Net income	$54,639	$107,495	$127,869
Comprehensive loss assumed by non-controlling interests	-	2	910
Other comprehensive income / (loss) (Actuarial gain / (loss))	306	(96)	(82)

Comprehensive income attributed to Diana Shipping Inc.	$54,945	$107,401	$128,697

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2012, 2011 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings	Diana Shipping Inc. Total Equity	Non Controlling Interests	Total Equity

	# of Shares	Par Value
BALANCE, December 31, 2009	81,431,696	$815	$904,977	$66	$93,467	$999,325	$-	$999,325

Net Income / (loss)	-	$-	$-	$-	$128,779	$128,779	$(910)	$127,869
Issuance of restricted and other common stock and compensation cost	524,117	5	6,202	-	-	6,207	-	6,207
Contributions from non-controlling interests	-	-	(2,712)	-	-	(2,712)	39,323	36,611
Actuarial loss	-	-	-	(82)	-	(82)	-	(82)
BALANCE, December 31, 2010	81,955,813	$820	$908,467	$(16)	$222,246	$1,131,517	$38,413	$1,169,930

Net Income / (loss)	-	$-	$-	$-	$107,497	$107,497	$(2)	$107,495
Issuance of restricted and other common stock and compensation cost	617,695	6	8,141	-	-	8,147		8,147
Stock repurchased and retired	(154,091)	(2)	(1,185)	-	-	(1,187)		(1,187)
Spin-off of Diana Containerships Inc.	-	-	(19)	-	(36,981)	(37,000)	(38,411)	(75,411)
Actuarial loss	-	-	-	(96)	-	(96)	-	(96)
BALANCE, December 31, 2011	82,419,417	$824	$915,404	$(112)	$292,762	$1,208,878	$-	$1,208,878
Net Income	-	$-	$-	$-	$54,639	$54,639	$-	$54,639
Issuance of restricted stock and compensation cost (Note 12)	667,614	7	8,638	-	-	8,645	-	8,645
Stock repurchased and retired (Note 12)	(853,607)	(9)	(6,035)	-	-	(6,044)	-	(6,044)
Actuarial gain	-	-	-	306	-	306	-	306
BALANCE, December 31, 2012	82,233,424	$822	$918,007	$194	$347,401	$1,266,424	$-	$1,266,424

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012, 2011 and 2010
(Expressed in thousands of U.S. Dollars)
	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$54,639	$107,495	$127,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	62,010	55,278	53,083
Amortization of financing costs	379	278	263
Amortization of free lubricants benefit	(180)	(115)	(171)
Compensation cost on restricted stock (Note 12)	8,645	8,095	7,482
Actuarial gain / (loss)	306	(96)	(82)
Change in fair value of derivative instruments	(36)	39	804
Loss / (income) from investment in Diana Containerships Inc., net of dividends receivable (Note 3)	2,273	(707)	-
(Increase) / Decrease in:
Receivables	(1,022)	(5,982)	(284)
Due from related party	(350)	24	-
Inventories	(467)	(737)	(1,237)
Prepaid expenses and other assets	(2,514)	(1,404)	(686)
Prepaid charter revenue	3,056	3,050	3,048
Increase / (Decrease) in:
Accounts payable	(134)	1,833	1,231
Due to related parties	38	(53)	70
Accrued liabilities	533	297	1,355
Deferred revenue	(5,309)	(9,489)	(11,474)
Other liabilities	99	(489)	402
Drydock costs	(2,080)	(3,087)	(3,381)
Net Cash provided by Operating Activities	119,886	154,230	178,292

Cash Flows used in Investing Activities:
Payments for vessel acquisitions and construction (Notes 5 and 6)	(171,195)	(58,284)	(238,189)
Cash disposed off upon partial spin-off of Diana Containerships Inc.	-	(12,024)	-
Acquisition of additional interest in Diana Containerships Inc. (Note 3)	-	(20,000)	-
Cash dividends from investment in Diana Containerships Inc. (Note 3)	2,835	100	-
Investments in time deposits	-	-	7,690
Payments for property and equipment (Note 7)	(1,553)	(220)	(21,814)
Net Cash used in Investing Activities	(169,913)	(90,428)	(252,313)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 9)	118,550	15,000	138,510
Contributions from non-controlling shareholders	-	-	35,281
Proceeds from dividend reinvestment	-	20	56
Payments for repurchase of common stock (Note 12)	(6,044)	(1,187)	-
Financing costs	(557)	(45)	(1,020)
Loan payments (Note 9)	(31,972)	(6,330)	(35,830)
Net Cash provided by Financing Activities	79,977	7,458	136,997

Net increase in cash and cash equivalents	29,950	71,260	62,976

Cash and cash equivalents at beginning of the year	416,674	345,414	282,438

Cash and cash equivalents at end of the year	$446,624	$416,674	$345,414

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$6,709	$4,630	$4,673

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
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

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels.  As at December 31, 2012, the following subsidiaries are included in the consolidation:

a/a	Company	Vessel	Flag	Dwt	Date Built	Date Acquired	Place of Incorporation
PANAMAX VESSELS
1	Panama Compania Armadora SA	Oceanis	Bahamas	75,211	May 2001	May 2001	Panama
2	Husky Trading SA	Triton	Bahamas	75,336	Mar 2001	Mar 2001	Panama
3	Changame Compania Armadora SA	Thetis	Bahamas	73,583	Aug 2004	Nov 2005	Panama
4	Buenos Aires Compania Armadora SA	Alcyon	Bahamas	75,247	Feb 2001	Feb 2001	Panama
5	Skyvan Shipping Company SA	Nirefs	Bahamas	75,311	Jan 2001	Jan 2001	Panama
6	Cypres Enterprises Corp.	Protefs	Bahamas	73,630	Aug 2004	Aug 2004	Panama
7	Urbina Bay Trading SA	Erato	Bahamas	74,444	Aug 2004	Nov 2005	Panama
8	Chorrera Compania Armadora SA	Dione	Greek	75,172	Jan 2001	May 2003	Panama
9	Darien Compania Armadora SA	Calipso	Bahamas	73,691	Feb 2005	Feb 2005	Panama
10	Texford Maritime SA	Clio	Bahamas	73,691	May 2005	May 2005	Panama
11	Eaton Marine SA	Danae	Greek	75,106	Jan 2001	Jul 2003	Panama
12	Vesta Commercial SA	Coronis	Bahamas	74,381	Jan 2006	Jan 2006	Panama
13	Ailuk Shipping Company Inc.	Naias	Marshall Islands	73,546	Jun 2006	Aug 2006	Marshall Islands
14	Taka Shipping Company Inc.	Melite	Marshall Islands	76,436	Jun 2004	Jan 2010	Marshall Islands
15	Bikar Shipping Company Inc.	Arethusa	Greek	73,593	Jan 2007	Jul 2011	Marshall Islands
16	Mandaringina Inc.	Melia	Marshall Islands	76,225	Feb 2005	May 2012	Marshall Islands
17	Jemo Shipping Company Inc.	Leto	Bahamas	81,297	Feb 2010	Jan 2012	Marshall Islands
KAMSARMAX VESSELS
18	Tuvalu Shipping Company Inc. (Notes 5 and 18)	Myrto	Marshall Islands	82,131	Jan 2013	Jan 2013	Marshall Islands
POST-PANAMAX VESSELS
19	Majuro Shipping Company Inc.	Alcmene	Marshall Islands	93,193	Jan 2010	Nov 2010	Marshall Islands
20	Guam Shipping Company Inc.	Amphitrite	Marshall Islands	98,697	Aug 2012	Aug 2012	Marshall Islands
21	Palau Shipping Company Inc.	Polymnia	Marshall Islands	98,704	Nov 2012	Nov 2012	Marshall Islands
CAPESIZE VESSELS
22	Jaluit Shipping Company Inc.	Sideris GS	Marshall Islands	174,186	Nov 2006	Nov 2006	Marshall Islands
23	Bikini Shipping Company Inc.	New York	Marshall Islands	177,773	Mar 2010	Mar 2010	Marshall Islands
24	Gala Properties Inc.	Houston	Marshall Islands	177,729	Oct 2009	Oct 2009	Marshall Islands
25	Kili Shipping Company Inc.	Semirio	Marshall Islands	174,261	Jun 2007	Jun 2007	Marshall Islands
26	Knox Shipping Company Inc.	Aliki	Marshall Islands	180,235	Mar 2005	Apr 2007	Marshall Islands
27	Lib Shipping Company Inc.	Boston	Marshall Islands	177,828	Nov 2007	Nov 2007	Marshall Islands
28	Marfort Navigation Company Ltd.	Salt Lake City	Cyprus	171,810	Sep 2005	Dec 2007	Cyprus
29	Silver Chandra Shipping Company Ltd.	Norfolk	Cyprus	164,218	Aug 2002	Feb 2008	Cyprus
NEWCASTLEMAX VESSELS
30	Lae Shipping Company Inc.	Los Angeles	Marshall Islands	206,104	Feb 2012	Feb 2012	Marshall Islands
31	Namu Shipping Company Inc.	Philadelphia	Marshall Islands	206,040	May 2012	May 2012	Marshall Islands
VESSELS UNDER CONSTRUCTION
32	Erikub Shipping Company Inc.	H2528		76,000			Marshall Islands
33	Wotho Shipping Company Inc.	H2529		76,000			Marshall Islands
OTHER SUBSIDIARIES
34	Cerada International SA	Dormant					Panama
35	Diana Shipping Services SA	Manager					Panama
36	Bulk Carriers (USA) LLC	Company's representative in the US					Delaware - USA

Diana Shipping Services S.A. (the "Manager" or "DSS") provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements. Such costs are eliminated in consolidation. Since April 2010, DSS provides to Diana Containerships Inc. and its vessels, administrative services and since June 2010 technical and commercial services (Notes 4 and 18).

During 2012, 2011 and 2010, charterers that individually accounted for more than 10% of the Company's time charter revenues were as follows:

Charterer	2012	2011	2010
A	18%	18%	16%
B	12%	11%	10%
C	10%	-	-
D	-	12%	18%

2.	Significant Accounting Policies

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
December 31, 2012
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

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet.  Such balances at December 31, 2012 amounted to $15,000 in the aggregate and consisted of minimum cash deposits required to be maintained at all times under the Company's loan facilities (Note 9).

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2012 and 2011.

(g)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel has been redelivered by its previous charterers and has not yet been delivered to the new charterers, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

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

(i)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 1 year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The Company concluded based on this exercise that step two of the impairment analysis was not required and no impairment of vessels existed at December 31, 2012 as the undiscounted projected cash flows exceeded their carrying value.

No impairment loss was identified or recorded for 2012, 2011 and 2010, and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
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

(m)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value.  Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Diana Containerships, consolidated in the financial statements for the year ended December 31, 2010, estimated the useful life of containerships to be 30 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

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

(p)
Property and equipment: The Company acquired in 2010 the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation, but it is reviewed for impairment. As at December 31, 2012, 2011 and 2010, no impairment loss was identified or recorded and the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
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

The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2012 and 2011, no such interests existed.

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

(x)
Share Based Payments: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(y)
Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings (Note 17).

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

3.          Investment in Diana Containerships Inc.

On January 18, 2011, the Company which owned 54.6% of the share capital of Diana Containerships, spun off 2,667,015 shares or 80% of its shares in Diana Containerships through a distribution of shares to its stockholders, recording a dividend amounting to $36,981. Diana Containerships was de-consolidated from the Company's consolidated financial statements as its ownership decreased to about 11%. The Company, on the basis of the significant influence exercised over Diana Containerships through its shareholding, through Diana Shipping Services (Note 4(e)) and its common executive Board accounts for its investment in Diana Containerships under the equity method according to ASC 323 "Investments – Equity Method and Joint Ventures".

On June 15, 2011, Diana Containerships completed a public offering under the United States Securities Act at 1933, as amended, in which the Company participated with an amount of $20,000 in a concurrent private offering, increasing its ownership percentage in the share capital of Diana Containerships to 14.5%.

Since August 10, 2012, the Company owns 10.4% of the share capital of Diana Containerships, after a follow-on offering completed by Diana Containerships on July 24, 2012 and an overallotment option exercised by the underwriters on August 10, 2012.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

As at December 31, 2012 and 2011, the investment in Diana Containerships amounted to $24,734 and $29,842, respectively, and is separately reflected in Investment in Diana Containerships Inc. in the accompanying consolidated balance sheets. As at December 31, 2012, the market value of the investment was $20,134 based on Diana Containerships closing price on Nasdaq of $6.04.

For 2012 and 2011, the investment in Diana Containerships resulted in loss of $1,773 and income of $1,207, respectively, which are separately presented in Income/(loss) from investment in Diana Containerships Inc. in the accompanying consolidated statements of income. Also during 2012 and 2011, the Company received dividends from Diana Containerships amounting to $2,835 and $100, respectively. In addition, at December 31, 2012 and 2011, dividends declared but not received of $1,000 as and $500, respectively, are included in Prepaid expenses and other assets.

4.	Transactions with Related Parties

(a)
Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2012, 2011, and 2010 amounted to $2,957, $1,799, and $1,628, respectively, and are included in Vessels, Advances for vessels construction and acquisitions and other vessel costs, Due from related parties, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements.  The Company was also paying Altair rent for office space, parking space and a warehouse leased by DSS. The lease agreement between Altair and DSS was terminated on September 30, 2010, as Altair sold the office space, parking space and the warehouse to Universal Shipping and Real Estates Inc. Rent expense for 2010 amounted to $76, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2012, and 2011, an amount of $192 and $153, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)
Universal Shipping and Real Estates Inc. ("Universal"): Universal was acquired by the Company in October 2010. Until then Universal was a company controlled by the Company's CEO and Chairman from which the DSS was leasing office space, a warehouse and parking spaces. On October 21, 2010, Universal transferred all of its real property to DSS and the company was dissolved in November 2010. Rent expense for 2010 amounted to $304, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2012 and 2011, there were no amounts due to or from Universal.

(c)
Diana Shipping Agencies S.A. ("DSA"): DSA was acquired by the Company in October 2010. Until then, DSA was a company controlled by the Company's CEO and Chairman, from which DSS was leasing office space, parking spaces and a warehouse. On October 21, 2010, DSA transferred all of its property to DSS and the company was dissolved in November 2010. Rent expense for 2010 amounted to $283 and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2012 and 2011, there were no amounts due to or from DSA.

(d)
Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman, and has entered into two agreements with DSS to provide brokerage services through DSS to DSI for an annual fee of $2,384 in 2012 and $1,652 in 2011, and to Diana Containerships for an annual fee of $1,040 until January 18, 2011 when Diana Containerships was deconsolidated from the Company's financial statements. The agreement has a term of five years and fees are paid quarterly in advance. For 2012, 2011 and 2010, brokerage fees amounted to $2,384, $1,704 and $1,570, respectively, and are included in General and

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

administrative expenses in the accompanying consolidated statements of income. At December 31, 2012 and 2011 there were no amounts due to or from Diana Enterprises. (Note 18).

(e)
Diana Containerships Inc. ("Diana Containerships"): DSS receives from Diana Containerships management fees of $15 per month for each vessel in operation and $20 per month for each laid-up vessel and 1% commissions on the gross hire and freight earned by each vessel, pursuant to management agreements between Diana Containerships vessel owning companies and DSS and $10 per month administrative fees pursuant to an administrative services agreement between Diana Containerships and DSS. After the partial spin-off of Diana Containerships (Note 3), such fees are not eliminated. Therefore, for 2012 and for the period from January 19, to December 31, 2011, revenues derived from the agreements with Diana Containerships amounted to $2,447 and $1,117, respectively, and they are separately presented as Other revenues in the accompanying consolidated statements of income. As at December 31, 2012 and 2011, there was an amount of $613 and $263, respectively, due from Diana Containerships and its vessels and is included in Due from a related party in the accompanying consolidated balance sheets. On March 1, 2013 the agreements between DSS and Diana Containerships were terminated (Note 18).

(f)
Acquisition of affiliated entities: On October 8, 2010, the Company entered into two transfer agreements with Poinsettia Management Ltd. ("Poinsettia"), an entity affiliated with the Company's CEO and Chairman and with other executives, for the acquisition of the issued and outstanding shares of Universal and DSA for a total consideration of $21,500. The Company's Board of Directors appointed an independent committee consisting of the independent members of the Board of Directors to address any issues in connection with such acquisition and to evaluate the merits and fairness of the consideration of the transaction. The Independent Committee considered the Company's specific facts and circumstances and the developments in the domestic real estate market, obtained financial, legal and other advice as deemed appropriate and utilized multiple valuation approaches from different sources in its analysis, including but not limited to: i) independent market valuations for the entities' real property based on comparable real estate prices, ii) independent assessment of the physical condition of the real property, its fixtures and other infrastructure included within the real property and iii) discounted cash flow analyses (with reference also to the present value of the future lease outflows based upon the Company's then existing lease agreements for office space). Based upon the various inputs discussed above, the independent committee determined that the transaction was in the best interests of the Company and its stockholders and recommended the transaction to the Board. On October 21, 2010, the building and land were transferred to DSS.

5.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2012	2011
Pre-delivery installments	$8,700	$58,000
Advances for vessel acquisitions	2,650	3,225
Capitalized interest and finance costs	100	1,516
Other related costs	52	699
Total	$11,502	$63,440

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The movement of the account, during 2012 and 2011 was as follows:

	2012	2011
Beginning balance	$63,440	$35,280
- Advances for vessels under construction and other vessel costs	68,549	24,919
- Advances for vessel acquisitions and other vessel costs	31,827	3,241
- Transferred to vessel cost (Note 6)	(152,314)	-
Ending balance	$11,502	$63,440

As at December 31, 2011, Advances for vessels under construction, acquisitions and other vessel costs consisted of the advances paid for the construction of the "Los Angeles" and the "Philadelphia", the advance paid for the acquisition of the "Leto" and additional costs capitalized with respect to those vessels (Note 6).

On March 28, 2012, Erikub and Wotho, each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one ice class Panamax dry bulk carrier for each subsidiary for the contract price of $29,000 each. The two vessels are expected to be delivered in the fourth quarter of 2013. During 2012, the Company had paid one predelivery installment for each vessel. As at December 31, 2012, the remaining contractual obligations amounted to $24,650 for Erikub and $24,650 for Wotho (Notes 11 and 18).

In December 2012, Tuvalu entered into a memorandum of agreement to purchase from an unaffiliated third party, a Kamsarmax dry bulk carrier, for the purchase price of $26,500, of which a 10% advance was paid on December 28, 2012. The vessel, was renamed "Myrto" and was delivered to the Company on January 25, 2013 (Note 18). As at December 31, 2012, the remaining contractual obligations of Tuvalu amounted to $23,850 (Notes 11 and 18).

6.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	$1,355,644	$(194,794)	$1,160,850

- Deconsolidation of Diana Containerships Inc. (Note 3)	(93,531)	1,599	(91,932)
- Acquisition and other vessel costs	30,124	-	30,124
- Depreciation for the year	-	(52,323)	(52,323)
Balance, December 31, 2011	$1,292,237	$(245,518)	$1,046,719

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	152,314	-	152,314
- Acquisition, improvements and other vessel costs	70,819	-	70,819
- Depreciation for the year	-	(58,714)	(58,714)
Balance, December 31, 2012	$1,515,370	$(304,232)	$1,211,138

In February 2012 and May 2012, Lae and Namu took delivery of the Newcastlemax dry bulk carriers "Los Angeles" and "Philadelphia", respectively, constructed by the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for an aggregate cost of $116,000. Expenses capitalized during the construction period for both vessels amounted to $3,939.

In November 2011, Jemo entered into a memorandum of agreement to purchase from an unaffiliated third party, a Panamax dry bulk carrier, for the purchase price of $32,250. The vessel was renamed "Leto" and was delivered to the Company by the sellers on January 16, 2012. Pre-delivery expenses amounted to $125.

In March 2012, Mandaringina entered into a memorandum of agreement to purchase from an unaffiliated third party, a Panamax dry bulk carrier, for the purchase price of $20,650. The vessel, was renamed "Melia" and was delivered to the Company by the sellers on May 1, 2012. Pre-delivery expenses amounted to $112.

In July 2012, Guam entered into a memorandum of agreement to purchase from an unaffiliated third party, a Post-Panamax dry bulk carrier, for the purchase price of $25,000. The vessel, was renamed "Amphitrite" and was delivered to the Company by the sellers on August 14, 2012. Pre-delivery expenses amounted to $96.

In October 2012, Palau entered into a memorandum of agreement to purchase from an unaffiliated third party, a Post-Panamax dry bulk carrier, for the purchase price of $24,600. The vessel, was renamed "Polymnia" and was delivered to the Company by the sellers on November 20, 2012. Pre-delivery expenses amounted to $119.

As of December 31, 2012, part of the Company's fleet, having an aggregate carrying value of $894,019 has been provided as collateral to secure the loan facilities discussed in Note 9.

7.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	$22,332	$(490)	$21,842

- Additions in equipment and building improvements	220	-	220
- Depreciation for the year	-	(403)	(403)
Balance, December 31, 2011	$22,552	$(893)	$21,659

- Additions in equipment and building improvements	1,553	-	1,553
- Depreciation for the year	-	(438)	(438)
Balance, December 31, 2012	$24,105	$(1,331)	$22,774

8.	Prepaid charter revenue, current and non-current

The amounts shown in the accompanying consolidated balance sheets reflect the unamortized balance of an

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

asset recognized by the Company pursuant to the acquisition of Gala in May 2009 and the amount paid in excess of the predelivery installments for the construction of the vessel "Houston".

The amount recognized as prepaid charter revenue is amortized in revenues over the duration of the time charter contract beginning on the delivery of the vessel to the time charterers. The amounts in the consolidated financial statements are analyzed as follows:

	Amount	Accumulated Amortization	Net
Balance, December 31, 2010	$15,000	$(3,541)	$11,459
Amortization in the year	-	(3,050)	(3,050)
Balance, December 31, 2011	$15,000	$(6,591)	$8,409
Amortization in the year	-	(3,056)	(3,056)
Balance, December 31, 2012	$15,000	$(9,647)	$5,353

The amortization of prepaid charter revenue for 2012, 2011 and 2010 amounted to $3,056, $3,050 and $3,048, respectively, and is included in Time charter revenues in the accompanying consolidated statements of income.

The estimated amortization expense for each of the succeeding years is as follows:

Period			Amount
January 1, 2013	to	December 31, 2013	$3,050
January 1, 2014	to	October 3, 2014	2,303

9.           Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2012	2011
Royal Bank of Scotland revolving credit facility	$270,000	$290,700
Bremer Landesbank loan facility	29,200	32,800
Deutsche Bank AG loan facility	33,400	35,800
Credit Agricole Corporate and Investment Bank (transfer from Emporiki Bank of Greece S.A.)	14,000	15,000
Export-Import Bank of China and DnB Bank ASA loan facility	69,054	-
Nordea Bank Finland Plc loan facilities	45,224	-
Total debt outstanding	$460,878	$374,300
Less related deferred financing costs	(1,766)	(962)
Total debt, net of deferred financing costs	$459,112	$373,338
Current portion of long term debt	$(45,032)	$(27,700)
Long-term debt, non current portion	$414,080	$345,638

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Royal Bank of Scotland ("RBS") revolving credit facility: On February 18, 2005, the Company entered into a secured revolving credit facility with the Royal Bank for $230,000 which was increased to $300,000 on May 24, 2006 with an amended agreement. The Company is permitted to borrow amounts up to the facility limit, but not exceed 75% of the aggregate market value of the mortgaged vessels. The interest rate on amounts drawn is at LIBOR plus a margin ranging from 0.75% to 0.85%. The loan bears commitment fees on the undrawn part of the facility, if any, of 0.25% per annum. The weighted average interest rate of the revolving credit facility as at December 31, 2012 and 2011 was 1.1% and 1.1%, respectively.

The amended facility was available in full until May 24, 2012. Since that date the available amount is reducing in semiannual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction on May 24, 2016.

The credit facility is secured by a first priority or preferred ship mortgage on 16 vessels of the Company's fleet (Note 18), assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility, including a shortfall in the hull cover ratio, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 per each vessel in the fleet mortgaged under or financed through the credit facility and other financial covenants. As at December 31, 2012 and 2011, the minimum liquidity requirement amounted to $6,800 and $6,000, respectively. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Bremer Landesbank ("Bremer") loan facility: On October 22, 2009, Gala entered into a loan agreement with Bremer to partly finance, or, as the case may be, refinance, the contract price of the vessel "Houston" for an amount of $40,000. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15%. The weighted average interest rate of the loan facility as at December 31, 2012 and 2011 was 2.6% and 2.5%, respectively.

The loan is secured by a first preferred ship mortgage on the vessel "Houston", a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio. Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, Gala is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey. As at December 31, 2012 and 2011, such funds amounted to $721 and $744, respectively.

Deutsche Bank AG ("Deutsche") loan facility: On October 8, 2009, Bikini entered into a loan agreement with Deutsche to partly finance, or, as the case may be, refinance, the contract price of the vessel "New York" (Hull H1107), for an amount of $40,000, but not exceeding 80% of the fair value of the vessel. The loan is repayable in 19 quarterly installments of $600 and a final installment of $28,600 on March 10, 2015. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  The weighted average interest rate of the loan facility as at December 31, 2012 and 2011 was 2.9% and 2.7%, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The loan is secured by a first preferred ship mortgage on the vessel "New York", a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 for the borrower, average cash balance of $10,000 for the guarantor, and financial covenants. Furthermore, the Company is not permitted to pay any dividends which would result in a breach of financial covenants or if an event of default has occurred and is continuing. As at December 31, 2012, the Company was not in compliance with the hull cover ratio requirement of the loan facility. In this respect and in connection with the term sheet signed on March 19, 2013 for the partial refinancing of the vessels Myrto and Maia (Note 18), the Company accepted to cross collateralize the vessels New York, Myrto and Maia against the Deutsche loan facilities and thereby to remedy any event of noncompliance by combining the security cover of the two Deutsche facilities.

Export-Import Bank of China and DnB Bank ASA ("Cex-Im and DnB"): On October 2, 2010, Lae and Namu entered into a loan agreement with the Export – Import Bank of China and DnB Bank ASA (formerly known as DnB NOR Bank ASA) to finance part of the construction cost of the "Los Angeles" and the "Philadelphia" for an amount of up to $82,600. On February 15, and May 18, 2012, Lae and Namu drew down an aggregate of $72,100 of the loan, which represents 70% of the vessels' market value on delivery.

The Lae advance is repayable in 40 quarterly installments of $628 and a balloon of $12,330 payable together with the last installment on February 15, 2022 and the Namu advance is repayable in 40 quarterly installments of $581 and a balloon of $11,410 payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum and an agency fee of $10 is paid annually until its full repayment. The weighted average interest rate of the loan facility as at December 31, 2012 was 2.9%.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, hull cover ratio, a corporate guarantee from DSI and manager's undertakings. The loan requires minimum liquidity of $400 for each borrower, an average cash balance of $10,000 for the guarantor and financial covenants. The Company is not permitted to pay any dividends that would result in an event of default or if an event of default has occurred and is continuing.

Emporiki Bank of Greece S.A. ("Emporiki") replaced by Credit Agricole Corporate and Investment Bank ("Credit Agricole"): On September 13, 2011, Bikar entered into a loan agreement with Emporiki for a loan of up to $15,000 to refinance part of the acquisition cost of m/v "Arethusa". On December 13, 2012, Bikar, the Company, DSS and Credit Agricole, entered into a supplemental loan agreement to set out amendments of the loan agreement to which the parties entered into in a supplemental agreement on December 11, 2012, to provide applicability of the English law and exclusive jurisdiction of English courts and to a deed of novation to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole.

The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank. The weighted average interest rate of the loan facility as at December 31, 2012 and 2011 was 1.2% and 1.3%, respectively.

The loan, which is secured by an equivalent amount of cash collateral, is also secured with a first priority mortgage on the vessel "Arethusa", charter assignment on long term charters, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from DSI, manager's undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the required hull cover ratio. The loan also has other non-financial and financial covenants, minimum cash of $10,000 to be held by DSI and $500 to be held by Bikar and/or the guarantor. The Company is not permitted to pay any dividends, that would result in an event of default or if an event of default has occurred and is continuing.

Nordea Bank Finland Plc.("Nordea"): On February 7, 2012, Jemo (the "Borrower") entered into an agreement with Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16,125, drawn down in February 2012, to partly finance the acquisition cost of "Leto". The loan has a term of five years and is repayable in 20 consecutive equal quarterly installments of $252 and a balloon payment of $11,085 payable together with the final quarterly installment on February 7, 2017. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26,450 for the purpose of financing part of the acquisition cost of Melia. The additional advance for Mandaringina of $10,325, drawn down in June 2012, is repayable in 20 consecutive equal quarterly installments of $235 and a balloon of $5,625 payable together with the last installment on May 7, 2017. The loan bears interest at LIBOR plus a margin of 2.5% and the weighted average interest rate as at December 31, 2012 was 2.7%.

On December 20, 2012, Palau and Guam entered into a new loan agreement with Nordea for an amount of $20,000, drawn down on December 21, 2012, to finance part of the acquisition cost of the vessels "Amphitrite" and "Polymnia". The loan is repayable in 20 consecutive quarterly installments of $312 and a balloon installment of $13,760 payable together with the last installment on December 21, 2017. The loan bears interest at LIBOR plus a margin of 2.9% and the weighted average interest rate of the loan facilities as at December 31, 2012 was 3.1%.

Both loans are secured with a corporate guarantee from DSI, a first priority or first preferred mortgage on the vessels, first priority assignment of earnings, first priority pledge of the earnings accounts, first priority assignment of the time charters and any subsequent long term charter contracts, first priority assignment of insurances, first priority pledge over the shares of the borrowers and manager's letter of subordination of rights and minimum hull value. The loans also have financial covenants and require minimum liquidity of $500 per vessel owned by the guarantor. Finally, The Company is not permitted to pay any dividends, that would result in an event of default or if an event of default has occurred and is continuing.

Total interest incurred on long-term debt for 2012, 2011 and 2010 amounted to $7,342, $5,129, and $4,982, respectively. Of the above amounts, $321, $635, and $340, respectively, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income. The Company pays commitment fees on the undrawn portion of the facilities, which for 2012, 2011, and 2010 amounted to $122, $468, and $361, respectively of which $103, $422,

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

and $110, respectively, are included in Vessels and in Advances for vessels under construction and acquisition and other vessel costs.

The maturities of the Company's debt facilities described above, as at December 31, 2012, and throughout their term are as follows:

Period			Principal Repayment
January 1, 2013	to	December 31, 2013	$45,032
January 1, 2014	to	December 31, 2014	45,033
January 1, 2015	to	December 31, 2015	71,232
January 1, 2016	to	December 31, 2016	192,632
January 1, 2017	to	December 31, 2017	41,874
January 1, 2018	and thereafter		65,075
		Total	$460,878

10.	Deferred revenue

The amounts presented as deferred revenue in the accompanying consolidated balance sheets as of December 31, 2012 and December 31, 2011 reflect the cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and the unamortized balance of the liability amounting to $25,000 associated with the acquisition of the vessel "Salt Lake City" with a charter party attached at a charter rate below market at the date of delivery of the vessel in 2007.

	2012	2011
Hires collected in advance	$2,827	$3,905
Unamortized balance of time charter attached	-	4,231
Total	$2,827	$8,136

The time charter attached has been amortized to revenue over the duration of the charter party, which ended in July 2012. For 2012, 2011 and 2010 amortization amounted to $4,231, $5,114, and $5,114, respectively, and is included in Time charter revenues in the accompanying consolidated statements of income.

11.	Commitments and Contingencies

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2012 management was not aware of any claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying consolidated financial statements.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy year that should be recorded in its consolidated financial statements.

b)
The Company has entered into two shipbuilding contracts for the construction of two ice class Panamax dry bulk carriers for a contract price of $29,000 each (Note 5) and one memorandum of agreement for the acquisition of one Kamsarmax vessel renamed "Myrto" for the price of $26,500 (Notes 5 and 18). As at December 31, 2012, the total obligations under these contracts amounted to $73,150.

c)
As of December 31, 2012, all our vessels had fixed non-cancelable time charter contracts. The minimum contractual gross charter revenues to be generated from the existing non-cancelable time charter contracts until their expiration are as follows:

Period	Amount
Year 1	$127,428
Year 2	70,948
Year 3	22,495
Year 4	1,110
Total	221,981

12.	Capital Stock and Changes in Capital Accounts

(a)
Preferred stock and common stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)
Incentive plan: In February 2005, the Company adopted an equity incentive plan (the "Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. In May 2011, the Company's board of directors approved the adoption of the Diana Shipping Inc. 2011 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2005 Equity Incentive Plan.  Under the 2011 Equity Incentive Plan, an aggregate of 5,000,000 common shares will be available for issuance.

The plan entitles the Company's employees, officers and directors to receive options to acquire the Company's common stock and is administered by the Compensation Committee of the Company's Board Directors or such other committee of the Board as may be designated by the Board to administer the Plan. Under the terms of the plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from its adoption by the Board of Directors. Under the 2011 Equity Incentive Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
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

Restricted stock during the years ended December 31, 2012, 2011 and 2010 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2009	914,533	$16.13
Granted	519,926	14.29
Vested	(246,572)	16.25
Forfeited or expired	-	-
Outstanding at December 31, 2010	1,187,887	$15.30
Granted	616,055	12.64
Vested	(419,880)	15.44
Forfeited or expired	-	-
Outstanding at December 31, 2011	1,384,062	$14.07
Granted	667,614	9.13
Vested	(600,051)	13.83
Forfeited or expired	-	-
Outstanding at December 31, 2012	1,451,625	$11.90

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods, which for the shares issued in 2012, 2011 and 2010 was three years. During 2012, 2011, and 2010, an amount of $8,645, $8,087, and $6,151, respectively, was recognized in General and administrative expenses.

For 2011 and 2010, General and administrative expenses also include compensation cost of $7 and $1,331, respectively, relating to Diana Containerships for restricted shares issued to its executive officers. At December 31, 2012 and 2011, the total unrecognized cost relating to restricted share awards was $10,662 and $13,212, respectively. At December 31, 2012, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.89 years.

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

(d)
Share repurchase agreement: In December 2011, the Company entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase its stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. The agreement was terminated on February 29, 2012. On

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

June 14 and August 2, 2012, the Company entered into two similar agreements which were terminated on July 11, and on October 15, 2012, respectively. The Company repurchased and retired 154,091 shares up to December 31, 2011 for an aggregate cost of $1,187, and additional shares of 853,607 in 2012 for an additional cost of $6,044.

13.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2011	2010
Voyage Expenses
Bunkers	$(2,149)	$(1,663)	$(652)
Commissions charged by third parties	10,273	11,963	12,889
Miscellaneous	150	297	155
Total	$8,274	$10,597	$12,392

Vessel Operating Expenses
Crew wages and related costs	$37,351	$31,497	$28,406
Insurance	4,747	4,369	4,181
Spares and consumable stores	14,996	12,686	12,691
Repairs and maintenance	6,609	5,903	6,257
Tonnage taxes (Note 16)	361	318	306
Other operating expenses	2,229	602	744
Total	$66,293	$55,375	$52,585

14.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2011	2010
Interest expense	$7,021	$4,494	$4,642
Amortization of financing costs	379	278	263
Commitment fees and other costs	218	152	308
Total	$7,618	$4,924	$5,213

15.	Earnings per Share

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

For 2012, 2011 and 2010, the denominator of the diluted earnings per share calculation includes 0, 42,574 and  125,462 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For purposes of calculating the numerator of the 2010 diluted Earnings per Share ("EPS"), Diana Containerships' diluted Earnings/Losses per Share is multiplied by the number of shares held by

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

the Company weighted for the period they were outstanding. The result substitutes the Company's share of the actual earnings/ losses of Diana Containerships.

	2012		2011		2010
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS

Net income attributed to Diana Shipping Inc.	$54,639	$54,639	$107,497	$107,497	$128,779	$128,779

Weighted average number of common shares outstanding	81,083,485	81,083,485	81,081,774	81,081,774	80,682,770	80,682,770
Incremental shares	-	-	-	42,574	-	125,462
Total shares outstanding	81,083,485	81,083,485	81,081,774	81,124,348	80,682,770	80,808,232

Earnings per share	$0.67	$0.67	$1.33	$1.33	$1.60	$1.59

16.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income (Note 13).

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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2012, 2011 and 2010 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2012, 2011 and 2010, the Company would be subject to U.S. federal income tax of approximately $289, $217 and $190, respectively, in the absence of an exemption under Section 883.

17.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009 (novated in March 2012), the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is used as an economic hedge agreement and does not meet the criteria for hedge accounting; therefore, the changes in its fair value are recognized in earnings.

As of December 31, 2012 and December 31, 2011, the fair value of the swap resulted to a liability of $994 and $1,030, respectively, both separately presented in the accompanying consolidated balance sheets. During the years ended December 31, 2012, 2011, and 2010, the Company incurred from the swap losses amounting to $518, $737, and $1,477, respectively, separately presented as Loss from derivative instruments in the accompanying consolidated statements of income. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

18.	Subsequent Events

(a)
Loan securities: On January 18, 2013, Jaluit Shipping Company Inc., owner of m/v Sideris GS, and on March 7, 2013 Silver Chandra Shipping Company Ltd., owner of m/v Norfolk, granted a first preferred ship mortgage to the Royal Bank of Scotland, as additional security to the Company's credit facility (Note 9).

(b)	Delivery of new vessel: On January 25, 2013, the Company took delivery of the Myrto and paid $23,850 being the balance of the purchase price of the vessel (Note 5).

(c)
New vessel acquisition: On February 11, 2013, the Company through Jabat Shipping Company Inc., a newly acquired wholly-owned subsidiary, was the successful bidder at an auction that took place in France, for the m/v "Valeria Della Gatta" (renamed Maia), a Kamsarmax dry bulk carrier, which was acquired for $19,827. The vessel was delivered to the Company on February 19, 2013.

(d)
Termination of agreements: On March 1, 2013, DSS and Diana Containerships Inc. and its subsidiaries, amicably terminated the respective administrative and management agreements (Notes 1 and 4) and DSS seized from being the manager of the group of Diana Containerships. On the same date the agreement between DSS and Diana Enterprises Inc., with respect to services provided to Diana Containerships was also

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

terminated. On March 15, 2013, the agreement between DSS and Diana Enterprises with respect to services provided to DSI was also terminated and it was replaced with a new agreement having a term of thirteen months from March 1, 2013 to March 31, 2014 and a monthly fee of $208 to be paid quarterly in advance.

(e)	Vessels under construction: On March 4, 2013, the Company paid the second installment amounting to $4,350 for the construction of Hull H2528 (Notes 5 and 11).

(f)
Annual Incentive Bonus: On March 8, 2013 the Company's Board of Directors approved a cash bonus of about $2,062 to all employees and executive management of the Company and 607,946 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2011 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $5,508 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

(g)
Commitment letter: On March 19, 2013, Tuvalu and Jabat, both signed a commitment letter with Deutsche Bank AG for a loan facility of $18,000 to finance part of the acquisition cost of the vessels Maia and Myrto, discussed in (b) and (c) above. Under the new loan agreement, the Maia, the Myrto and the New York (which already has a loan agreement with Deutsche Bank (Note 9)) will be cross-collateralized.

(h)
Pending litigation: On March 20, 2013, the Company's fleet manager, DSS, was indicted by a federal grand jury in Norfolk, Virginia for alleged violations of law concerning maintenance of books and records and the handling of waste oils on the vessel Thetis. The chief engineer and second assistant engineer of the vessel were also named as co-defendants in the indictment. DSS has cooperated with the Department of Justice since notice of the alleged violations was received in September 2012, and intends to continue to cooperate with the Department of Justice as appropriate. If this matter results in a trial, DSS intends to defend itself against any charges vigorously.  As of December 31, 2012, the Company had accrued for its best estimate of a monetary exposure to loss as a result of this incident. The Company's management does not expect that these charges will have any material effect on its ongoing business, its relationships with its charterers or its other contractual arrangements.

SK 23159 0002 1367510 v2