Form 20-F
period 2013-12-31
DIANA SHIPPING INC.
filed 2014-03-27
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________to____________
 OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report : Not applicable

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
E-mail: izafirakis@dianashippinginc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, there were 82,841,370 shares of the registrant's common stock outstanding
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☒ Yes          ☐No
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

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.            Offer Statistics and Expected Timetable

Not Applicable.

Item 3.            Key Information

A.            Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2013, 2012, 2011, 2010 and 2009 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$164,005	$220,785	$255,669	$275,448	$239,342
Other revenues	447	2,447	1,117	-	-
Voyage expenses	8,119	8,274	10,597	12,392	11,965
Vessel operating expenses	77,211	66,293	55,375	52,585	41,369
Depreciation and amortization of deferred charges	64,741	62,010	55,278	53,083	44,686
General and administrative expenses	23,724	24,913	25,123	25,347	17,464
Foreign currency gains	(690)	(1,374)	(503)	(1,598)	(478)

Operating income / (loss)	(8,653)	63,116	110,916	133,639	124,336
Interest and finance costs	(8,140)	(7,618)	(4,924)	(5,213)	(3,284)
Interest and other income	1,800	1,432	1,033	920	951

	As of and for the
	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Loss from derivative instruments	(118)	(518)	(737)	(1,477)	(505)
Income / (loss) from investment in Diana Containerships Inc.	(6,094)	(1,773)	1,207	-	-

Net income / (loss)	$(21,205)	$54,639	$107,495	$127,869	$121,498

Loss assumed by non controlling interests	$-	$-	$2	$910	$-

Net income / (loss) attributed to Diana Shipping Inc.	$(21,205)	$54,639	$107,497	$128,779	$121,498

Earnings / (loss) per common share, basic	$(0.26)	$0.67	$1.33	$1.60	$1.55

Earnings / (loss) per common share, diluted	$(0.26)	$0.67	$1.33	$1.59	$1.55

Weighted average number of common shares, basic	81,328,390	81,083,485	81,081,774	80,682,770	78,282,775

Weighted average number of common shares, diluted	81,328,390	81,083,485	81,124,348	80,808,232	78,385,464

Balance Sheet Data:
Cash and cash equivalents	$240,633	$446,624	$416,674	$345,414	$282,438
Total current assets	251,868	466,986	432,691	354,649	297,156
Vessels' net book value	1,320,375	1,211,138	1,046,719	1,160,850	979,343
Property and equipment, net	22,826	22,774	21,659	21,842	200
Total assets	1,701,981	1,742,802	1,604,471	1,585,389	1,320,425
Total current liabilities	62,752	61,477	48,095	32,510	32,386
Deferred revenue, non-current portion	-	-	-	4,227	11,244
Long-term debt (including current portion), net of deferred financing costs	431,557	459,112	373,338	383,623	281,481
Total stockholders' equity	1,253,392	1,266,424	1,208,878	1,169,930	999,325

Cash Flow Data:
Net cash provided by operating activities	$67,400	$119,886	$154,230	$178,292	$151,903
Net cash used in investing activities	(245,156)	(169,913)	(90,428)	(252,313)	(73,081)
Net cash provided by / (used in) financing activities	(28,235)	79,977	7,458	136,997	141,583

Fleet Data:
Average number of vessels (1)	33.0	27.6	23.6	22.9	19.2
Number of vessels at year-end	36.0	30.0	24.0	25.0	20.0
Weighted average age of dry bulk vessels at year-end (in years)	6.6	6.0	6.3	5.4	4.9
Weighted average age of containerships at year-end (in years)	-	-	-	0.6	-

	As of and for the
	Year Ended December 31,
	2013	2012	2011	2010	2009

Ownership days (2)	12,049	10,119	8,609	8,348	7,000
Available days (3)	12,029	9,998	8,474	8,208	6,930
Operating days (4)	11,944	9,865	8,418	8,180	6,857
Fleet utilization (5)	99.3%	98.7%	99.3%	99.7%	98.9%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$12,959	$21,255	$28,920	$32,049	$32,811
Daily vessel operating expenses (7)	6,408	6,551	6,432	6,299	5,910

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$164,005	$220,785	$255,669	$275,448	$239,342
Less: voyage expenses	(8,119)	(8,274)	(10,597)	(12,392)	(11,965)

Time charter equivalent revenues	$155,886	$212,511	$245,072	$263,056	$227,377

Available days	12,029	9,998	8,474	8,208	6,930
Time charter equivalent (TCE) rate	$12,959	$21,255	$28,920	$32,049	$32,811

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, 24 of our vessels are scheduled to come off of their current charters in 2014, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012, and reached highs and lows of 2,337 and 698, respectively, in 2013.  There can be no assurance that the dry bulk charter market will not decrease further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

A significant economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and earnings.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased slightly to approximately 7.7% for the year ended December 31, 2013, as compared to approximately 7.8% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our earnings and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our earnings, financial condition and cash flows.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, earnings and financial condition and our ability to pay dividends to our shareholders.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, earnings and cash flow.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing due to the high level of new deliveries in the last few years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through the end of 2013. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, 24 of our vessels are scheduled to come off of their current charters in 2014, based on their earliest redelivery date, for which we may be seeking new employment.

World events could affect our earnings and financial condition.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

If economic conditions throughout the world do not improve, it will impede our earnings, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our earnings, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union Regulations, the United Nation's International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, earnings, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, earnings and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, earnings, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

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

It is possible that changes to inspection procedures, such as those described above, could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and earnings.

The operation of dry bulk carriers has certain unique operational risks which could affect our earnings and cash flow.

The operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.  In addition, the Iran Freedom and Counter-Proliferation Act of 2012 (IFCA) and Executive Order 13645 went into effect on July 1, 2013.  Pursuant to the IFCA, as implemented by Executive Order 13645, a person is subject to sanctions for the provision of material support to Iranian Specially Designated Nationals, members of the Iranian energy, shipping and shipbuilding sectors and Iranian port operators.  The foregoing also expanded existing Iran sanctions against persons or foreign financial institutions relating to, among other things, the sale and transport of Iranian petroleum, petroleum products and petrochemicals.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Certain of our charterers or other parties that we have entered into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and European Union and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

A decrease in the market values of our vessels could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of our vessels are at relatively low levels compared to historical averages.  As at December 31, 2013, we believe we are in compliance with all of the covenants of our credit facilities. If we are not in compliance with our credit facilities or are unable to obtain waivers, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and our ability to pay dividends.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration on commencement of the time charter from 16 months to 62 months. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends.

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

We currently have a $50 million loan facility with and own approximately 9.51% of Diana Containerships Inc., or Diana Containerships, which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates; the reduction in demand for container shipping due to the recent global economic recession; increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade; and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships and could adversely affect our financial condition.

Our earnings, and the payment of dividends, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 9 to 14 months. However, as part of our business strategy, the majority of our vessels are currently fixed on long-term time charters ranging in duration from 16 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Our board of directors decided to suspend the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.

In order to position us to take advantage of market opportunities, in a deteriorating market our board of directors, beginning with the fourth quarter of 2008, has suspended our common stock dividend. Our dividend policy will be assessed by the board of directors from time to time. We believe that this suspension has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

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

In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series B Preferred Shares, which rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common stock unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares for all prior and the then-ending dividend periods. Cumulative dividends on our Series B Preferred Shares accrue at a rate of 8.875% per annum per $25.00 stated liquidation preference per Series B Preferred Share, subject to increase upon the occurrence of certain events, and are payable, as and if declared by our board of directors, on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2014, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on February 13, 2014 and incorporated by reference herein.

We may have difficulty effectively managing our planned growth, which may adversely affect our earnings.

Since the completion of our initial public offering in March 2005, we have increased our fleet to 37 vessels in operation, and we expect to take delivery of one newbuilding vessel in April 2014 and three newbuilding vessels in 2016. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2013, we had $433.1 million outstanding under our facilities. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Containerships.

Certain of our officers and directors are officers and directors of Diana Containerships and have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, as well as a duty to the shareholders of Diana Containerships.  Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Containerships and to us are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 37 vessels in operation, having a combined carrying capacity of 4.2 million dead weight tons (dwt) and a weighted average age of 6.7 years as of March 27, 2014 and we have shipbuilding contracts for the construction of four additional vessels. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but currently incur around half of our operating expenses and around 40% of our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Because a significant portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2013, approximately 58% of our revenues derived from four charterers. During 2012, approximately 40% of our revenues derived from three charterers. During 2011, approximately 41% of our revenues derived from three charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Under the U.S. Internal Revenue Code of 1986, as amended,  or the "Code", 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is generally subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2013 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2013 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See Item 10.E "Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See Item 10.E "Taxation – United States Federal Income Taxation – United States Federal Income Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board ("IASB") and the Financial Accounting Standards Board ("FASB")) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet as liabilities which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts, such as loan agreements, unless the affected contracts are modified. The IASB and FASB's re-deliberations of certain topics are expected to extend through much of 2014 and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

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

As of the date of this annual report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 15,442,013 shares, or approximately 18.5% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7.A. Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2013, 82,841,370 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

Our Series B Preferred Shares are senior obligations of ours and rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.

The rights of the holders of our Series B Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series B Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series B Preferred Shares could have an adverse effect on the value of our common shares.

Risks Relating to Our Series B Preferred Stock

We may not have sufficient cash from our operations to enable us to pay dividends on our Series B Preferred Shares following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on our Series B Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay on our Series B Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate.

The amount of cash we have available for dividends on our Series B Preferred Shares will not depend solely on our profitability. The actual amount of cash we will have available to pay dividends on our Series B Preferred Shares will depend on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•
restrictions under our existing or future credit facilities or any future debt securities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default, or under certain facilities if it would result in the breach of certain financial covenants;

•	the amount of any cash reserves established by our board of directors; and

•
restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The Series B Preferred Shares represent perpetual equity interests.

The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series B Preferred Shares may be required to bear the financial risks of an investment in the Series B Preferred Shares for an indefinite period of time. In addition, the Series B Preferred Shares will rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Our Series B Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series B Preferred Shares, and by other transactions.

Our Series B Preferred Shares are subordinated to all of our existing and future indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our amended and restated articles of incorporation currently authorize the issuance of up to 25,000,000 preferred shares, par value $0.01 per share. Of these preferred shares, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under "Item 10. Additional Information—B.  Memorandum and Articles of Association—Stockholder Rights Agreement" and 5,000,000 shares have been designated Series B Preferred Shares. The Series B Preferred Shares are senior in rank to the Series A Participating Preferred Shares. The issuance of additional Series B Preferred Shares or other preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares. The Series B Preferred Shares do not contain any provisions affording the holders of our Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Shares, so long as the rights of our Series B Preferred Shares are not directly materially and adversely affected.

We may redeem the Series B Preferred Shares, and you may not be able to reinvest the redemption price you receive in a similar security.

On or after February 14, 2019, we may, at our option, redeem Series B Preferred Shares, in whole or in part, at any time or from time to time. We may have an incentive to redeem Series B Preferred Shares voluntarily if market conditions allow us to issue other preferred shares or debt securities at a rate that is lower than the dividend on the Series B Preferred Shares. If we redeem Series B Preferred Shares, then from and after the redemption date, your dividends will cease to accrue on your Series B Preferred Shares, your Series B Preferred Shares shall no longer be deemed outstanding and all your rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we redeem the Series B Preferred Shares for any reason, you may not be able to reinvest the redemption price you receive in a similar security.

Market interest rates may adversely affect the value of our Series B Preferred Shares.

One of the factors that will influence the price of our Series B Preferred Shares will be the dividend yield on the Series B Preferred Shares (as a percentage of the price of our Series B Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series B Preferred Shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series B Preferred Shares to decrease.

As a holder of Series B Preferred Shares you have extremely limited voting rights.

Your voting rights as a holder of Series B Preferred Shares will be extremely limited. Our common shares are the only outstanding class or series of our shares carrying full voting rights. Holders of Series B Preferred Shares will have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Series B Preferred Shares are in arrears and certain other limited protective voting rights.

Our ability to pay dividends on and to redeem our Series B Preferred Shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on and redeem the Series B Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series B Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Series B Preferred Shares is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

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

Business Development and Capital Expenditures and Divestitures

In May 2011, we acquired Arethusa, a 73,593 dwt Panamax dry bulk carrier, built in 2007, for $30.0 million, which was delivered to us in July 2011. Part of the purchase price of the vessel was financed through the $15.0 million loan facility that our wholly owned subsidiary, Bikar Shipping Company Inc., entered into in September 2011 with Emporiki Bank of Greece S.A. which in December 2012, was transferred to Credit Agricole Corporate and Investment Bank.

In June 2011, concurrently with a public offering of Diana Containerships' common shares, we acquired 2,666,667 shares of Diana Containerships' common stock at the price of $7.50 per share, for a total amount of $20.0 million. We currently own 9.51% of Diana Containership's outstanding shares.

In November 2011, we acquired Leto, an 81,297 dwt Panamax dry bulk carrier, built in 2010, for $32.3 million, which was delivered to us in January 2012. The purchase price of the vessel was partly financed with the proceeds from the loan agreement with Nordea Bank Finland Plc that our wholly owned subsidiary, Jemo Shipping Company Inc., entered into in February 2012.

In December 2011, we entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase our stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. The agreement was terminated on February 29, 2012. On June 14 and August 2, 2012, we entered into two similar agreements which were terminated on July 11 and October 15, 2012, respectively. We repurchased and retired 154,091 shares up to December 31, 2011 for an aggregate cost of $1.2 million, and an additional 853,607 shares in 2012 for an additional cost of $6.0 million.

In March 2012, we entered into, through two of our wholly owned subsidiaries, shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd, for the construction of two 76,000 dwt ice class Panamax dry bulk carriers for the contract price of $29.0 million each. One of the vessels, the Crystalia, was delivered on February 20, 2014 and the other vessel to be named Atalandi, is expected to be delivered in the second quarter of 2014.

In June 2012, the agreement between Jemo Shipping Company Inc. and Nordea Bank Finland Plc was restated and amended by a supplemental agreement in order to include our wholly owned subsidiary, Mandaringina Inc., as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia.

In December 2012, our wholly-owned subsidiaries Palau Shipping Company Inc. and Guam Shipping Company Inc. entered into a new agreement with Nordea Bank Finland Plc for a term loan facility of $20.0 million, to finance part of the acquisition cost of vessels Amphitrite and Polymnia.

In 2012, we acquired the Melia, a 76,225 dwt Panamax dry bulk carrier, built in 2005, for $20.7 million, delivered in May 2012; the Amphitrite, a 98,697 dwt new built Post-Panamax dry bulk carrier, for $25.0 million, delivered in August 2012; the Polymnia, a 98,704 dwt new built Post-Panamax dry bulk carrier, for $24.6 million, delivered in November 2012; and we also entered into an agreement to acquire the Myrto, an 82,131 dwt Kamsarmax newbuilding dry bulk carrier, for $26.5 million, which was built and delivered to us in January 2013.

On February 19, 2013, we took delivery of the Maia, an 82,193 dwt Kamsarmax dry bulk carrier, built in 2009, which we acquired at an auction for $19.8 million.

On May 17, 2013, we entered, through two separate wholly owned subsidiaries, into two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for the construction of two Newcastlemax dry bulk vessels of approximately 208,500 dwt for a contract price of $48.7 million each. We expect to take delivery of the two vessels in 2016.

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million, the drawdown of which was completed on August 20, 2013.

On May 24, 2013, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $30.0 million with The Export-Import Bank of China having a majority interest and DNB Bank ASA, as agent, to partly finance, after delivery, the construction cost of our two newbuilding Ice Class Panamax dry bulk carriers, named Crystalia and to be named Atalandi.

On June 13, 2013, we took delivery of the Baltimore, a 2005 built Capesize dry bulk carrier of 177,243 dwt, which we acquired for $26.8 million.

On June 18, 2013, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschäft, and on June 20, 2013, we completed the drawdown of $18.0 million in order to partially finance the acquisition costs of the two Kamsarmax dry bulk carriers, the Myrto and the Maia, both delivered earlier in 2013. On the same date, our wholly owned subsidiary, Bikini Shipping Company Inc., entered into a supplemental agreement with Deutsche in order to amend the terms of its loan agreement dated October 9, 2009 with respect to the cross collateralization of the "New York" with "Maia" and "Myrto".

On August 8, 2013, Diana Shipping Services S.A., or DSS, our wholly-owned subsidiary, was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million, of which $850,000 has been paid and the balance is due to be paid within six months of the date of the sentence, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice.  In addition, the sentence includes a requirement to maintain an enhanced system subject to independent audit for managing waste oils on vessels managed by DSS.

On August 26, 2013, we took delivery of the Artemis, a 2006 built Panamax dry bulk carrier of 76,942 dwt, which we acquired for $20.3 million.

On October 10, 2013, we took delivery of the Myrsini, a 2010 built Kamsarmax dry bulk vessel of 82,117 dwt, which we acquired in a bid offer for $22.7 million.

On November 26, 2013, the charterers of the Houston terminated the charter earlier than the termination date determined under the terms of the charter party and redelivered the vessel. We have commenced arbitration proceedings against charterers seeking to mitigate the losses resulting from the earlier termination. This earlier termination also resulted in the full amortization of the unamortized balance of prepaid charter revenue, amounting to $5.3 million in 2013, which would otherwise be amortized to revenue over the remaining period of the charter.

On December 2, 2013, we took delivery of the P.S. Palios, a 2013 built Capesize dry bulk vessel of 179,134 dwt, which we acquired for $52.0 million

On January 8, 2014, we entered, through a separate wholly owned subsidiary, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel of approximately 82,000 dwt for a contract price of $28.8 million. We expect to take delivery of the vessel in 2016.

On January 9, 2014, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Commonwealth Bank of Australia to partially finance the acquisition costs of two Panamax dry bulk vessels, the Melite and the Artemis, which were delivered on January 28, 2010 and August 26, 2013, respectively, and we completed the drawdown of $18.0 million on January 13, 2014.

On February 24, 2014, we completed a public offering of 2,600,000 shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share at $25.00 per share. We received net proceeds from the offering of $63.0 million, net of underwriting discount. We intend to use the net proceeds for general corporate purposes, including the repayment of debt and the acquisition of vessels.

Please see "Item 5.B Liquidity and Capital Resources" for a discussion of our loan facilities.

B.           Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our operating fleet consists of 37 dry bulk carriers, of which 19 are Panamax, three are Kamsarmax, three are Post-Panamax, ten are Capesize and two are Newcastlemax vessels, having a combined carrying capacity of approximately 4.2 million dwt. In addition, we expect to take delivery of four vessels under construction, one in the second quarter of 2014 and three in 2016.

As of December 31, 2013, our fleet consisted of 36 vessels of which 18 Panamax, three Kamsarmax, three Post-Panamax, ten Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 4.1 million dwt, and a weighted average age of 6.6 years, excluding four vessels under construction.

As of December 31, 2012, our fleet consisted of 30 vessels of which 17 Panamax, three Post-Panamax, eight Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 3.4 million dwt, and a weighted average age of 6.0 years, excluding two vessels under construction and the Myrto which was delivered in January 2013.

During 2013, 2012 and 2011, we had a fleet utilization of 99.3%, 98.7% and 99.3%, respectively, our vessels achieved daily time charter equivalent rates of $12,959, $21,255 and $28,920, respectively, and we generated revenues of $164.0 million, $220.8 million and $255.7 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 27, 2014.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	DANAE	A	$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	10-Sep-14 - 10-Jan-15
	2001 75,106
2	DIONE	A	$9,700	5.00%	EDF Trading Limited, UK	19-Jul-12	19-Jul-14 - 19-Dec-14
	2001 75,172
3	NIREFS	A	$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	29-Jul-14 - 29-Jan-15
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	21-Nov-14 - 21-May-15
	2001 75,247
5	TRITON	A	$11,000	5.00%	Bunge S.A., Geneva	16-Dec-13	1-Sep-14 31-Oct-14
	2001 75,336
6	OCEANIS	A	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	20-Apr-14 - 14-Jul-14	1
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	1-Jul-15 - 1-Dec-15	2
	2004 73,583
8	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	14-Sep-14 - 14-Feb-15
	2004 73,630
9	CALIPSO	B	$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15 - 29-Aug-15

	2005 73,691
10	CLIO	B	$8,600	4.75%	Cargill International S.A., Geneva	22-Aug-13	22-May-15 - 22-Aug-15	3
	2005 73,691
11	NAIAS	B	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	28-Apr-14 - 2-Aug-14	1
	2006 73,546
12	ARETHUSA	B	$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	22-May-14 - 22-Nov-14
	2007 73,593
13	ERATO	C	$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	9-Jul-14 - 9-Jan-15	4
	2004 74,444
14	CORONIS	C	$10,600	5.00%	EDF Trading Limited, UK	12-Mar-12	1-May-14 - 27-Jun-14	1
	2006 74,381
15	MELITE	D	$7,750	5.00%	Cargill International S.A., Geneva	28-Dec-12	1-Jul-14 - 1-Jan-15
	2004 76,436

16	MELIA	D	$9,700	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	17-Apr-13	2-May-14 - 17-May-14	1
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	26-Jun-15 - 26-Oct-15
	2006 76,942
18	LETO		$12,900	5.00%	EDF Trading Limited, UK	17-Jan-12	20-Apr-14 - 17-Nov-14	1
	2010 81,297
19	CRYSTALIA	E	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	21-Aug-15 - 21-Nov-15
	2014 77,525
	Kamsarmax Bulk Carriers
20	MAIA	F	$10,900	5.00%	Glencore Grain B.V., Rotterdam	27-Feb-13	12-Aug-14 - 27-Feb-15
	2009 82,193
21	MYRSINI	F	$15,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	12-Oct-13	12-Feb-14	5
						12-Feb-14	15-Feb-15 - 10-May-15
	2010 82,117
22	MYRTO	F	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	25-Jul-14 - 25-Jan-15
	2013 82,131
	Post-Panamax Bulk Carriers
23	ALCMENE		$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	7-Aug-14 - 22-Feb-15
	2010 93,193
24	AMPHITRITE		$10,000	5.00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	6

	2012 98,697
25	POLYMNIA		$7,600	5.00%	Bunge S.A., Geneva	16-Jan-13	16-Jul-14 - 16-Jan-15	7,8
	2012 98,704
	Capesize Bulk Carriers
26	NORFOLK		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	16-Jul-14 - 16-Jan-15	5
	2002 164,218
27	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
28	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
29	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810
30	SIDERIS GS	G	$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	14-Dec-14 - 14-Jun-15
	2006 174,186

31	SEMIRIO	G	$14,000	4.75%	Cargill International S.A., Geneva	19-Mar-13	19-Jan-15 - 19-Jun-15
	2007 174,261
32	BOSTON	G	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15 - 8-Feb-16	5
	2007 177,828
33	HOUSTON	G	$20,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	3-Dec-13	19-Oct-14 - 18-Feb-15	5
	2009 177,729
34	NEW YORK	G	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773
35	P. S. PALIOS		$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15 - 31-Dec-15
	2013 179,134
	Newcastlemax Bulk Carriers
36	LOS ANGELES	H	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
37	PHILADELPHIA	H	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
38	HULL H2529	E	-	-	-	-	- - -	9
	(tbn ATALANDI)
	2014 76,000
39	HULL DY6006		-	-	-	-	- - -	10
	2016 82,000
40	HULL H2548	I	-	-	-	-	- - -	10
	2016 208,500
41	HULL H2549	I	-	-	-	-	- - -	10
	2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.

** Total commission percentage paid to third parties.

*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 Based on latest information.

2 Vessel off-hire for unscheduled maintenance from February 12, 2014 to March 7, 2014.

3 Vessel off-hire for drydocking from December 12, 2013 to January 2, 2014.

4 Vessel off-hire for unscheduled maintenance from February 14, 2014 to February 23, 2014.

5 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.

6 The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of US$11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

7 The charterer has the option to further employ the vessel for about 11 to a maximum 13 months at a gross charter rate of US$11,000 per day. The optional period, if exercised, must be declared on or before the 22nd month of employment and will only commence at the end of the 24th month.

8 Prior to October 12, 2013, chartered to Augustea Bunge Maritime Limited, Malta.

9 Based on latest information received by the yard.

10 Year of delivery and dwt are based on shipbuilding contract.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as providing administrative services relating to the fleet's operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for vessels under construction and for laid up vessels. The administrative services of Diana Shipping Inc and its subsidiaries are also carried out by DSS. On October 1, 2013, Diana Shipping Inc., entered into an agreement with DSS for the provision of administrative services for a fixed monthly fee of $10,000. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. or its subsidiaries would require to perform their operations. The amounts deriving from these agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements.

Until March 1, 2013, DSS also provided to Diana Containerships commercial, technical, accounting, administrative, financial reporting and other services necessary for the operation of its business, pursuant to an Administrative Services Agreement and Vessel Management Agreements.  DSS received a monthly fee of $10,000 for administrative services; a commission of 1% of the gross hire earned by the vessels and a technical management fee of $15,000 per vessel per month for each vessel in operation. For 2010 and until January 18, 2011, such fees received by DSS, relating to the management services offered to Diana Containerships, were eliminated from our consolidated financial statements as intercompany transactions. Effective January 19, 2011, after the partial spin-off of Diana Containerships, they were recorded as other revenues.

Pursuant to the Broker Services Agreement, dated June 1, 2010, DSS appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us for an annual fee of $1.7 million and Diana Containerships for an annual fee of $1.04 million per year. In February 2012, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement for the provision of brokerage services, for an increased commission of $2.4 million per year, paid quarterly at the beginning of each quarter and with a retroactive effect from January 1, 2012. On March 15, 2013, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement providing for a monthly fee of $0.2 million payable quarterly at the beginning of each quarter and with a retroactive effect from March 1, 2013. On March 4, 2014, this agreement was terminated and replaced by an agreement having a term of fifteen months with retroactive effect from January 1, 2014 and a reduced monthly fee of $104,166, payable every quarter in advance.

Effective January 19, 2011, after the partial spin-off of Diana Containerships, fees relating to Diana Containerships did not constitute part of our expenses and on March 1, 2013 the agreement between DSS and Diana Enterprises for Diana Containerships was terminated.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., BHP Billiton, Corus UK Limited and EDF Trading Ltd. During 2013, four of our charterers accounted for 58% of our revenues; EDF Trading (19%), Cargill International S.A., (17%), Shagang Shipping Co. (11%) and Nippon Yusen Kaisha, Tokyo (11%).  During 2012, three of our charterers accounted for 40% of our revenues; EDF Trading (10%), Cargill International S.A., (18%) and Corus UK Limited (12%).  During 2011, three of our charterers accounted for 41% of our revenues; BHP Billiton (12%), Cargill International S.A., (18%) and Corus UK Limited (11%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2013, we paid commissions that have ranged from 3.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters, we have fixed the majority of our vessels on long-term time charters ranging in duration from 16 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2011 BDI ranged from a low of approximately 1,043 in February 2011 to a high of approximately 2,173 in October 2011. In 2012, the BDI ranged from a high of 1624 in January to a low of 647 in February. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December.  On March 20, 2014, the BDI stood at 1,621.

Vessel Prices

As of the end of 2013, dry bulk vessel values increased as compared to the 2012. Consistent with these trends, the market value of our dry bulk carriers had also improved. However, charter rates and vessel values remain significantly below the highs reached in May to June 2008, and there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

•
Our fleet includes nine groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

•
We have an experienced management team.  Our management team consists of experienced executives who each have, on average, more than 28 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has more than 40 years of experience in the shipping industry.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessel Amphitrite made two port calls to Iran in 2013 for a combined length of 27 days. The vessel made a call to the port of Bandar Imam Khomeini on April 26, 2013, discharging corn and soybean meal, and remained in the port of Bandar Imam Khomeini for 17 days.  The vessel made a second call to the port of Bandar Imam Khomeini on September 6, 2013, discharging corn and soybean meal, and remained in the port of Bandar Imam Khomeini for 10 days.  During this time the Amphitrite was on time charter to Bunge S.A., Geneva at a gross rate of $10,000 per day. Our aggregate gross revenues attributable to these 27 days of port calls was approximately $0.3 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls.  Our charter party agreement for the Amphitrite restricts the charterer from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the Amphitrite or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations as of the date of this annual report. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill, that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI, separately adopted by the IMO in September of 1997, related to air emissions, which entered into force on 19 May 2005.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS.  The amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs, (see below).

The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 1.0%, which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea,  the North Sea and certain coastal areas of North America have been so designated.  .Furthermore as of January 1, 2014 the applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions IMO's Marine Environment Protection Committee (MEPC) has given extensive consideration to control of GHG emissions from ships and finalized in July 2009 a package of specific technical and operational reduction measures.  In March 2010 MEPC started the consideration of making the technical and operational measures mandatory for all ships irrespective of flag and ownership.  This work was completed in July 2011 with the breakthrough adoption of technical measures for new ships and operational reduction measures for all ships, which are, consequently, the first ever mandatory global GHG reduction regime for an entire industry sector.  The adopted measures add to MARPOL Annex VI a new Chapter 4 entitled "Regulations on energy efficiency for ships", making mandatory the Energy Efficiency Design Index (EEDI) for new ships and the Ship Energy Efficiency Plan (SEEMP) for all ships.  The regulations apply to all ships over 400 gross tonnage and above and entered into force through the tacit acceptance procedure on 1 January 2013.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation with a "Tier II" emission limit for engines installed on or after January 1, 2011; then with a more stringent "Tier III" emission limit for engines installed on or after January 1, 2016 operating in ECAs. Marine diesel engines installed on or after January 1, 1990 but prior to January 1, 2000 are required to comply with "Tier I" emission limits.
 The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. [Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed as required.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013.  The MLC 2006 requires us to develop new procedures to ensure full compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date, there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel."

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

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

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect of December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels.  The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. As of January 1, 2015, all vessels operating within ECAs worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Effective July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Emission Control Areas was 1%. On July 15, 2011, the European Commission also adopted a proposal for an amendment to Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulphur limits.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011, to address greenhouse gas emissions from ships. Currently operating ships will be required to develop SEEMPs, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

•
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•
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

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels are certified as being "in class" either by Lloyd's Register of Shipping, American Bureau of Shipping, DNV-GL, or Bureau Veritas, or Class NK. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. For the second hand vessels same is verified by a Class Maintenance Certificate issued within 72 hours prior to delivery, including full certification delivered at the time of closing. If the vessel is not certified on the date of closing, we have the option to cancel the agreement due to Seller's default and not take delivery of the vessel.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax, Kamsarmax and Post-Panamax vessels and $150,000 per vessel per incident for Capesize and Newcastlemax vessels.

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

C.           Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 "Basis of Presentation and General Information" of our consolidated financial statements under Item 18 and in exhibit 8.1 to this annual report.

D.           Property, plants and equipment

Since October 8, 2010, DSS owns the land and the building where we have our principal offices in Athens, Greece. Other than this interest in real property, our only material properties are the vessels in our fleet.

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

A.           Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the majority of our vessels are employed on long-term time charters ranging in duration from 16 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

•
TCE rates. We define Time Charter Equivalent, or TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
Ownership days	12,049	10,119	8,609
Available days	12,029	9,998	8,474
Operating days	11,944	9,865	8,418
Fleet utilization	99.3%	98.7%	99.3%
Time charter equivalent (TCE) rate (1)	$12,959	$21,255	$28,920

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2009, our revenues decreased due to the decrease in the charter rates, with the exception of 2010 when Diana Containerships was consolidated to our financial statements. For 2014, we expect our revenues to remain at current levels, or increase due to the enlargement of our fleet, if rates remain at current levels.

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

As is common in the shipping industry, we currently pay commissions ranging from 3.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. During 2010 and until January 18, 2011, Diana Containerships also paid our fleet manager a commission of 1%, which was eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011 and until March 1, 2013 when the management agreements between DSS and Diana Containerships were terminated, the 1% commission paid by Diana Containerships constituted revenue of DSS. For 2014, we expect our voyage expenses to increase if our time charter revenues increase.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. For 2014, we expect our operating expenses to increase as a result of the enlargement of our fleet and also due to our enhanced environmental compliance program, we have in place since the end of 2013. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. Since January 1, 2013, we increased the salvage value of all of our vessels from $150 per lightweight ton to $250 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $150 value was not considered representative. For 2014, we expect depreciation expense to increase as a result of the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. For 2014, we expect our general and administrative expenses to increase as a result of increased salaries.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt.  As of December 31, 2013 and 2012, we had $433.1 million and $460.9 million of indebtedness outstanding, respectively. We incur interest expense and financing costs relating to our outstanding debt. Currently, our debt amounts to $446.7 million and we expect to incur additional debt under our $30.0 million loan agreement with China Export Import Bank and DnB Bank. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2014, we expect interest and finance expenses to increase as a result of increased indebtedness.

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

We entered into agreements to purchase vessels with time charters assumed for the Thetis, the Salt Lake City, the Norfolk and the Houston. Accordingly, we evaluated the charters of those vessels and recognized an asset in the case of the Thetis and the Houston with a corresponding decrease of the vessel's value, and a liability in the case of the Salt Lake City, with a corresponding increase of the vessel's value and the actual cost for the Norfolk. The asset recognized for the Thetis was fully amortized to revenue in 2007 and for Houston was fully amortized in 2013. The liability recognized for the Salt Lake City was fully amortized in 2012.

When we purchase a vessel and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

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

Our business is mainly comprised of the following elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

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

Based on: (i) the carrying value of each of our vessels as of December 31, 2013 and 2012, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2013 and 2012, the aggregate carrying value of 18 and 28 of the vessels in our fleet as of December 31, 2013 and 2012, respectively, exceeded their aggregate charter-free market value by approximately $410 million and $587 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2013 and 2012, on charter free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 18 and 28 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities", "If the market values of our vessels decrease, could cause us to breach covenants in our credit facilities and adversely affect our operating results" and the discussion herein under the heading Item 4.B. Business overview – Vessel Prices.

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2013	2012
1	Alcmene	93,193	2010	36.0*	37.5*
2	Alcyon	75,247	2001	10.9	11.6*
3	Aliki	180,235	2005	79.1*	83.7*
4	Amphitrite	98,697	2012	23.9	24.7
5	Arethusa	73,593	2007	26.8*	28.1*
6	Artemis	76,942	2006	20.1
7	Baltimore	177,243	2005	27.3
8	Boston	177,828	2007	84.2*	88.4*
9	Calipso	73,691	2005	14.4	15.1*
10	Clio	73,691	2005	14.8	15.5*
11	Coronis	74,381	2006	29.4*	31.0*
12	Danae	75,106	2001	12.8	13.6*
13	Dione	75,172	2001	12.6	13.4*
14	Erato	74,444	2004	26.5*	28.0*
15	Houston	177,729	2009	53.1*	55.3*
16	Leto	81,297	2010	29.8*	31.1*

17	Los Angeles	206,104	2012	55.8*	57.9*
18	Maia	82,193	2009	19.8
19	Melia	76,225	2005	19.1	20.0*
20	Melite	76,436	2004	28.5*	30.1*
21	Myrsini	82,117	2010	22.7
22	Myrto	82,131	2013	25.8
23	Naias	73,546	2006	28.5*	29.9*
24	New York	177,773	2010	54.0*	56.2*
25	Nirefs	75,311	2001	11.0	11.6*
26	Norfolk	164,218	2002	95.9*	102.5*
27	Oceanis	75,211	2001	11.2	11.8*
28	Philadelphia	206,040	2012	56.6*	58.7*
29	Polymnia	98,704	2012	23.8	24.6
30	Protefs	73,630	2004	14.1	14.8*
31	PS Palios	179,134	2013	52.0
32	Salt Lake City	171,810	2005	122.5*	129.5*
33	Semirio	174,261	2007	73.5*	77.2*
34	Sideris GS	174,186	2006	66.4*	69.8*
35	Thetis	73,583	2004	26.3*	27.8*
36	Triton	75,336	2001	11.2	11.7*
	Total	4,056,438		1,320.4	1,211.1

_______________________________

*
Indicates dry bulk vessels for which we believe, as of December 31, 2013 and 2012, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $410 million and $587 million, respectively.

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

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

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

Vessel Depreciation

We record the value of our vessels at their cost less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is common in the dry bulk shipping industry. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Furthermore, we estimate the salvage values of our vessels based on historical average prices, which we believe is common in the dry bulk shipping industry. In 2013, we identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate was revised from $150 per lightweight ton to $250 per lightweight ton. For 2013, this increase in salvage values has reduced depreciation and net loss by approximately $2.9 million. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs deferred as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

Long-lived assets (vessels, land, and building) held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable or that their useful lives require modification. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations..

With respect to the vessels, the current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of brokerage commissions; (ii) expected outflows for scheduled vessels' maintenance; (iii) vessel operating expenses increasing annually by an annual inflation rate of 3%; (iv) effective fleet utilization of 98% taking into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys) and 1% off hire days (other than for dry docking and special surveys)  each year. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax/Kamsarmax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization assumed is in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$26,746	$12,524
Capesize/Newcastlemax	$48,802	$19,656

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated a reduction of approximately 39% in the time charter rates or a 36% of off hire days (other than for dry docking and special surveys) to result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$10,099	57.1	$11,489	57.1	$15,436	-
Capesize/Newcastlemax	$15,760	339.1	$15,461	339.1	$22,525	210.5

Derivatives

We are exposed to interest rate fluctuations associated with our variable rate borrowings and our objective is to manage the impact of such fluctuations on our results of operations and cash flows of our borrowings. We currently have one collar agreement which is considered an economic, and not accounting, hedge, as it does not meet the hedge accounting criteria. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Time Charter Revenues.    Time charter revenues decreased by $56.8 million, or 26%, to $164.0 million in 2013, compared to $220.8 million in 2012. The decrease was due to a 39% decrease of our average charter rates in 2013 compared to in 2012. The decrease was partly off-set by a 19% increase of our ownership days resulting from the delivery of the Los Angeles in February 2012; the Philadelphia and Melia, both delivered in May 2012; the Amphitrite, delivered in August 2012; the Polymnia, delivered in November 2012; the Myrto, delivered in January 2013; the Maia, delivered in February 2013; the Baltimore, delivered in June 2013; the Artemis, delivered in August 2013; the Myrsini, delivered in October 2013; and the PS Palios, delivered in December 2013. In 2013 we had total operating days of 11,944 and fleet utilization of 99.3%, compared to 9,865 total operating days and a fleet utilization of 98.7% in 2012.

Other Revenues.    Other revenues decreased by $2.0 million, or 83%, to $0.4 million in 2013, compared to $2.4 million in 2012 and consist of the income derived from the management and administrative agreements between DSS and Diana Containerships. The decrease in 2013 was due to the termination of the agreements with Diana Containerships on March 1, 2013.

Voyage Expenses.    Voyage expenses decreased by $0.2 million, or 2%, to $8.1 million in 2013 compared to $8.3 million in 2012. This decrease in voyage expenses is primarily attributable to the decrease of commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues. This decrease was partly offset by the decrease of the gain from bunkers between the two periods, which amounted to $0.1 million in 2013, compared to $2.1 million in 2012, which was the result of the different bunker prices at the delivery and redelivery of our vessels that entered into new charters during the year.

Vessel Operating Expenses.    Vessel operating expenses increased by $10.9 million, or 16%, to $77.2 million in 2013 compared to $66.3 million in 2012.  The increase in operating expenses is primarily attributable to the 19% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2013. The increase was also due to increased crew costs, insurances, taxes and other operating expenses and was partly offset by decreased stores, spares, repairs and maintenance costs.  Daily operating expenses were $6,408 in 2013 compared to $6,551 in 2012, representing a 2% decrease.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges increased by $2.7 million, or 4%, to $64.7 million in 2013, compared to $62.0 million 2012. This increase was due to the enlargement of our fleet and was partly offset by a decrease in depreciation expense of $2.9 million, or $0.04 per share, due to the increase in the scrap value of the vessels. Additionally, the increase in depreciation and amortization was partly offset by decreased amortization of deferred drydocking costs, mainly due to the termination of the amortization period for several vessels during 2013 and the fact that only one vessel was dry-docked at the end 2013.

General and Administrative Expenses.    General and Administrative Expenses decreased by $1.2 million, or 5%, to $23.7 million in 2013 compared to $24.9 million in 2012. The decrease is mainly attributable to reduced bonuses, compensation cost on restricted stock awards to executive management and non-executive directors, and company promotion expenses.

Interest and Finance Costs.    Interest and finance costs increased by $0.5 million, or 7%, to $8.1 million in 2013 compared to $7.6 million in 2012. The increase is primarily attributable to higher average interest rates on increased average long term debt outstanding during 2013 compared to 2012. Interest expense in 2013 amounted to $7.6 million compared to $7.0 million 2012.

Interest and Other Income. Interest and other income increased by $0.4 million, or 29%, to $1.8 million in 2013 compared to $1.4 million in 2012. The increase is attributable to interest income and fees of $1.2 million, which derived from our loan agreement with Diana Containerships, dated May 20, 2013, pursuant to which $50.0 million were drawn by Diana Containerships on August 20, 2013. This increase was partly offset by decreased interest income on our cash at banks during 2013 mainly due to decreased levels of cash compared to last year.

Loss from Derivative Instruments. Loss from derivative instruments decreased by $0.4 million, or 80%, to $0.1 million in 2013 compared to $0.5 million in 2012. The decrease is due to the unrealized gain of $0.6 million 2013 compared to gain of $36,495 in 2012. Realized loss in 2013 amounted to $0.7 million compared to $0.6 million in 2012.

Income / (loss) from Investment in Diana Containerships Inc. Loss from our investment in Diana Containerships Inc. amounted to $6.1 million in 2013 and was mainly due to impairment charges recorded by Diana Containerships during the year. This compared to a loss of $1.8 million in 2012, mainly due to the dilution of our ownership percentage in Diana Containerships from 14.5% to 10.4%, following a follow on offering of Diana Containerships.

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

Interest and Other Income. Interest income increased by $0.4 million, or 40%, to $1.4 million in 2012 compared to $1.0 million in 2011. The increase is attributable to increased levels of cash on hand during the year.

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

B.            Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, the construction of our new vessels, debt service and the payment of our preferred dividends. As at December 31, 2013 and 2012, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $189.1 million and $405.5 million, respectively.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements and our payment of preferred dividends. We expect to fund the construction cost of vessels under construction with cash from operations, with additional debt or equity. In January 2014, we drew down $18.0 million under our loan facility with the Commonwealth Bank of Australia to finance part of the acquisition cost of the Melite and the Artemis. We also expect to draw $30.0 million under our facility with the Export-Import Bank of China and DnB NOR Bank ASA to finance part of the construction cost of Crystalia, delivered in February 2014 and hull H2529 to be named Atalandi, which is currently under construction and is expected to be delivered to us in April 2014. In February 2014, we completed an offering of 2,600,000 shares of Series B Preferred Shares, from which we received $63 million of proceeds net of underwriting discount.

Cash Flow

Cash and cash equivalents were $240.6 million as at December 31, 2013 compared to $446.6 million as at December 31, 2012.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. As at December 31, 2013 and 2012, cash and cash equivalents also include $18.0 million and $15.0 million, respectively, of such compensating cash balances not deemed to be sufficiently material to require segregation on the balance sheet.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $52.5 million, or 44%, to $67.4 million in 2013 compared to $119.9 million in 2012. The decrease was primarily attributable to the decrease in revenues due to the decrease in average rates during the year, despite the enlargement of the fleet, and increase in expenses due to the enlargement of the fleet.

Net cash provided by operating activities decreased by $34.3 million, or 22%, to $119.9 million in 2012 compared to $154.2 million in 2011. The decrease was primarily attributable to the decrease in revenues.

Net Cash Used In Investing Activities

Net cash used in investing activities was $245.2 million for 2013, which consists of $198.6 million paid for predelivery installments for four vessels under construction, the acquisition of five vessels during the year, and the delivery installment for the acquisition of the Myrto, delivered in January 2013; $50.0 million paid to Diana Containerships, pursuant to the respective loan agreement; $4.0 million of dividends received from Diana Containerships during the year; and $0.6 million relating to building improvements and purchases of furniture and equipment.

Net cash used in investing activities was $169.9 million in 2012, which consists of $171.2 million paid for the acquisition of six vessels during the year, the payment of a 10% advance for the acquisition of the Myrto and two predelivery installments for the construction of two vessels; $2.8 million of dividends received from Diana Containerships during the year and $1.6 million relating to property additions and purchases of furniture, equipment and software development costs.

Net cash used in investing activities was $90.4 million in 2011, which consists of $58.3 million paid for two vessels under construction, the advance for the vessel Leto delivered to us in January 2012, and the payment for the acquisition during the year of the vessel Arethusa; $12.0 million of cash disposed-off upon the partial spin-off of Diana Containerships; $20.0 million paid to participate in Diana Containerships' public offering in June 2011; $0.1 million of dividends received from Diana Containerships during the year and $0.2 million relating to purchases of furniture, equipment and software development costs.

Net Cash Used In / Provided By Financing Activities

Net cash used in financing activities was $28.2 million for 2013, which consists of $18.0 million of proceeds drawn under our loan facility with Deutsche Bank AG for the vessels Maia and Myrto; $45.8 million of indebtedness that we repaid; and $0.4 million of financing costs we paid relating to our new loan agreements.

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

Loan Facilities

The Royal Bank of Scotland Plc.("RBS"): In February 2005, we entered into a $230.0 million secured revolving credit facility with RBS, which was amended on May 24, 2006, to increase the facility amount to $300.0 million. We have drawn funds under our $300.0 million credit facility to fund vessel acquisitions.

The $300.0 million revolving credit facility has a term of ten years from May 24, 2006, which we refer to as the availability date, and was available in full until May 24, 2012. Since that date the available amount is reducing in semiannual amounts of $15.0 million with a final reduction of $165.0 million together with the last semi-annual reduction on May 24, 2016. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR.

The credit facility is secured by a first priority or preferred ship mortgage on certain vessels of our fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event we breach certain covenants under the credit facility, including a shortfall in the hull cover ratio, as described below. The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $0.4 million per each vessel in the fleet mortgaged under or financed through the credit facility and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

As of December 31, 2013 and as of the date of this annual report, we had $240.0 million of principal balance outstanding under our $300.0 million revolving credit facility.

Bremer Landesbank ("Bremer"): In October 2009, our wholly owned subsidiary Gala Properties Inc., entered into a $40.0 million loan agreement with Bremer to partly finance or, as the case may be, refinance the contract price of the Houston, which was drawn in November 2009. The loan has a term of ten years and is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum.

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

As of December 31, 2013 and as of the date of this annual report, we had $25.6 million and $24.7 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Bremer Landesbank.

Deutsche Bank AG ("Deutsche"): In October 2009, our wholly owned subsidiary Bikini Shipping Company Inc., ("Bikini") entered into $40.0 million a loan agreement with Deutsche to partly finance or, as the case may be, refinance the contract price of the New York, drawn in March 2010. The loan has a term of five years and is repayable in 19 quarterly installments of $0.6 million, or the 1.50% of the loan amount and a 20th installment equal to the remaining outstanding balance of the loan. The loan bears interest at Libor plus a margin of 2.40% per annum.

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

On June 18, 2013, two of our wholly-owned subsidiaries, Tuvalu Shipping Company Inc. and Jabat Shipping Company Inc., entered into a loan agreement with Deutsche Bank AG, or Deutsche Bank, for a loan facility of $18.0 million to finance part of the acquisition cost of the Maia and the Myrto, which was drawn on June 20, 2013. On the same date, Bikini entered into a supplemental agreement with Deutsche Bank in order to amend the terms of the loan agreement dated October 9, 2009 with respect to the cross collateralization of the New York with Maia and Myrto. We paid an arrangement fee of $225,000 on the date of signing the facility agreement as well as an administration fee of $5,000 which is payable annually throughout the duration of the loan. The loan is repayable in 20 consecutive equal quarterly installments of $0.4 million and a balloon payment of $10.5 million payable together with the final quarterly installment on June 20, 2018. The loan bears interest at LIBOR plus a margin of 3.0%.

The loan is secured with a corporate guarantee from Diana Shipping Inc., first preferred mortgages on the vessels Myrto and Maia cross-collateralized with a second preferred mortgage on New York, first assignment of earnings, first assignment of time charter contracts with duration of more than 12 months, first assignment of insurances, and a pledge over the shares of the borrowers and manager's undertaking and subordination. The loan also has financial covenants, requires minimum liquidity of $0.5 million for each borrower and $0.5 million for each vessel owned by the guarantor and minimum requirements regarding hull cover ratio. Finally, the borrowers under the loan are not permitted to pay any dividends that would result in breach of financial covenants or in the case that an event of default has occurred and is continuing, unremedied and unwaived.

As of December 31, 2013 and as of the date of this annual report, we had $48.3 million and $47.3 million, respectively, of principal balance outstanding under our loan facilities with Deutsche Bank.

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

Export-Import Bank of China and DnB NOR Bank ASA ("CEXIM and DnB"): In October 2010, our wholly owned subsidiaries, Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with CEXIM and DnB NOR to finance part of the acquisition cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million.

On February 15, and May 18, 2012, Lae and Namu drew down an aggregate of $72.1 million of the loan, which represents 70% of the vessels' market value on delivery.

The Lae advance is repayable in 40 quarterly installments of $627,945 and a balloon of $ 12.3 million payable together with the last installment on February 15, 2022 and the Namu advance is repayable in 40 quarterly installments of $580,996 and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum and an agency fee of $10,000 is paid annually until its full repayment.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee from Diana Shipping Inc. and manager's undertakings. The lender may also require additional security, if at any time the market value of the ships becomes less than the 125% of the aggregate of (a) the Loan and (b) the Swap Exposure. Additionally, the borrowers are required to maintain minimum liquidity of $0.4 million at each operating account, and the guarantor is required to maintain net worth of not less than $150.0 million and at least 25% of the total assets and an average cash balance of $10.0 million. Finally we are not permitted to pay any dividends that would result in an event of default or if an event of default has occurred and is continuing.

On May 24, 2013, our wholly-owned subsidiaries, Erikub Shipping Company Inc. and Wotho Shipping Company Inc., entered into a loan agreement with CEXIM and DnB to finance part of the construction cost of Crystalia and Hull H2529 (to be named "Atalandi") for an amount of up to $15.0 million for each vessel, depending on the vessels' market value. The loan is available until April 30, 2014.

Each advance will be repayable in 20 quarterly installments of $250,000 and a balloon of $10.0 million payable together with the last installment. The loan matures in five years from the drawdown date of each tranche, but not later than March 31, 2019, unless otherwise agreed. The loan will bear interest at LIBOR plus a margin of 3.0% per annum, and bears commitment fees of 0.2% on the total undrawn amount, a commitment fee of 0.4% on the undrawn amount to be provided by DnB, amounting to $6.0 million, and an annual agency fee of $10,000. We also paid arrangement fees of $177,000 on the date of signing the agreement.

The loan will be secured by a first preferred or statutory cross collateralized ship mortgages on the vessels together with collateral deeds of covenants, first priority deeds of assignment of the insurances, earnings and requisition compensation of the vessels, a guarantee and indemnity of Diana Shipping Inc., first priority charter assignments with duration of more than 12 months, first priority deeds of charge over the earnings accounts of the borrowers, first priority pledge over the shares of the borrowers hull cover ratio and manager's undertaking. The loan requires minimum liquidity of $0.2 million for each borrower, and $0.5 million for each vessel owned by the guarantor and financial covenants. The borrowers are not permitted to pay any dividends that would result in an event of default or would occur as a result thereof.

As of December 31, 2013 and as of the date of this annual report, we had $64.2 million and $63.0 million, respectively, of principal balance outstanding under our $82.6 million loan facility with CEXIM and DnB.

Emporiki Bank of Greece S.A. ("Emporiki") replaced by Credit Agricole Corporate and Investment Bank ("Credit Agricole"): On September 13, 2011, our wholly owned subsidiary Bikar Shipping Company Inc. ("Bikar") entered into a loan agreement with Emporiki for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole, entered into a supplemental loan agreement to set out amendments of the loan agreement to which the parties entered into in a supplemental agreement on December 11, 2012, to provide applicability of the English law and exclusive jurisdiction of English courts and to a deed of novation to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole.

The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

The loan, which is secured by an equivalent amount of cash collateral, is secured with a first priority mortgage on the Arethusa, charter assignment on all charters exceeding 12 months, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from Diana Shipping Inc., manager's undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the 120% of the aggregate of (a) the Loan and (b) the Swap Exposure, if any. The loan also has other restrictive and financial covenants, minimum cash of $10.0 million to be held by Diana Shipping Inc. and minimum cash of $0.5 million to be held by Bikar and/or the guarantor of the loan.

As of December 31, 2013 and as of the date of this annual report, we had $13.0 million and $12.5 million, respectively, of principal balance outstanding under our $15.0 million loan facility with Credit Agricole.

Nordea Bank Finland Plc.("Nordea"): On February 7, 2012, our wholly owned subsidiary Jemo Shipping Company Inc., (the "Borrower" or "Jemo") entered into an agreement with Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16.1 million drawn down in February 2012, to partly finance the acquisition cost of  the Leto. The loan has a term of five years and is repayable in 20 consecutive equal quarterly installments of $252,000 and a balloon payment of $11.1 million payable together with the final quarterly installment on February 7, 2017. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia. The additional advance for Mandaringina of $10.3 million drawn down in June 2012 is repayable in 20 consecutive equal quarterly installments of $234,660 and a balloon of $5.6 million payable together with the last installment on May 7, 2017. The loan bears interest at LIBOR plus a margin of 2.5%.

On December 20, 2012, our wholly owned subsidiaries Palau Shipping Company Inc. and Guam Shipping Company Inc., entered into a new loan agreement with Nordea for an amount of $20.0 million, drawn down on December 21, 2012, to finance part of the acquisition cost of the Amphitrite and the Polymnia. The loan is repayable in 20 consecutive quarterly installments of $312,500 and a balloon installment of $13.8 million payable together with the last installment on December 21, 2017. The loan bears interest at LIBOR plus a margin of 2.9%.

The loans are secured with a corporate guarantee from Diana Shipping Inc., a first priority or first preferred mortgage on the vessels, first priority assignment of earnings, first priority pledge of the earnings account, first priority assignment of the vessels' current time charters and any subsequent charter contracts with a duration of 12 months or more, first priority assignment of insurances, first priority pledge over the shares of the borrowers and manager's letter of subordination of rights. The loans also have financial covenants, minimum liquidity of $0.5 million per vessel owned by the guarantor and require minimum hull value of 125% of the outstanding principal amount. Finally, we are not permitted to pay any dividends that would result in an event of default or if an event of default has occurred and is continuing.

As of December 31, 2013 and as of the date of this annual report, we had $42.0 million and $41.2 million, respectively, of principal balance outstanding under both loan facilities with Nordea.

Commonwealth Bank of Australia, London Branch ("CBA"): On January 9, 2014, two of our wholly owned subsidiaries Taka Shipping Company Inc., and Fayo Shipping Company Inc., entered into a loan agreement with CBA, for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%, and a 1% commitment fee on the undrawn loan from signing of the agreement until the drawdown date on January 13, 2014. We paid a non-refundable arrangement fee of $135,000 on signing the agreement. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A is repayable in 24 equal consecutive quarterly installments of $195,833.33 each; and a balloon of $3.8 million payable on the date falling on the sixth anniversary of the drawdown date. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on the date falling on the eighth anniversary of the drawdown date.

The loan is secured by first priority cross collateralized ship mortgages over the vessels, first priority assignment of all rights under any charter party greater than two years for either vessel, guarantee by Diana Shipping Inc. of the borrowers' obligations under the loan, general assignment of earnings, insurances, requisition compensation, a pledge or charge over the shares of the borrowers under the loan, and a ship manager's undertakings. The loan also requires financial covenants, minimum liquidity of the guarantor in the amount of $0.5 million per fleet vessel and $0.2 million for each borrower. As of the date of this report, we had $18.0 million outstanding under this loan.

Currently, all of our vessels, except for six, have been provided as collateral to secure our credit facilities.

As of December 31, 2013 and currently, we believe we are in compliance with all covenants relating to our loan facilities.

As of December 31, 2013, 2012 and 2011 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2013 and 2012 the fair value of the swap was $0.4 million and $1.0 million, respectively. Also we incurred unrealized gain of $0.6 million in 2013, unrealized gain of $36,495 in 2012 and unrealized loss of $39,410 in 2011. Realized loss was $0.7 million for 2013, $0.6 million for 2012 and $0.7 million for 2011.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. In February 2014, we took delivery of Crystalia, one of our vessels under construction. Currently, we have contractual obligations of $129.0 million, relating to the construction of one ice class Panamax dry bulk vessel, to be named Atalandi, which we expect to take delivery of in April 2014, the construction of two Newcastlemax dry bulk vessels and one Kamsarmax dry bulk vessel, which we expect to take delivery of in 2016. We expect to finance part of the construction cost of the Crystalia and the Atalandi with our $30 million loan facility we have in place with CEXIM and DnB and cash from operations. We have also received $63.0 million of proceeds, net of underwriting discounts from our offering of 2,600,000 shares of Series B Preferred Stock, which was completed in February 2014.

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

D.           Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize dry bulk vessels reached near historically low levels. For example, the Baltic Dry bulk Index, or "BDI," declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. During 2011, the BDI remained volatile, reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14, 2011. On February 3, 2012, the BDI reached a 26 year low of 647, due to a combination of weak demand and further growth in vessel supply, but increased to 2,337 on December 12, 2013. On March 20, 2014, BDI stood at 1,621.

The decline and volatility in charter rates in the dry bulk market reflects in part the fact that the supply of dry bulk vessels in the market has been increasing, and the number of newbuilding dry bulk vessels on order is high. Demand for dry bulk vessel services is influenced by global financial conditions. The recovery in China and India positively influenced the charter rates; however, global financial conditions remain volatile and demand for dry bulk services may decrease in the future. The combination of increasing dry bulk capacity (both current and expected) and decreasing demand or demand which is not offset by the increase in dry bulk capacity is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2013, as adjusted to reflect: (i) the shipbuilding contract we entered into on January 8, 2014, for the construction of a Kamsarmax dry bulk vessel for a contract price of $28.8 million; (ii) the drawdown of $18.0 million on January 13, 2014, under our loan facility with CBA; (iii) the payment of the delivery installment of $17.4 million plus additional costs for extras and bunkers, on the delivery of the Crystalia, on February 20, 2014; (iv) the new Brokerage Services Agreement between DSS and Diana Enterprises, dated March 4, 2014, but with effect from January 1, 2014; and (v) our dividend payment obligations under our Series B Preferred Shares issued in February 2014 and for the period from their issuance on February 14, 2014 until February 14, 2019 which is the earliest date on which we have the right to redeem the Series B Preferred Shares in whole or in part.

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements (1)	$451,096	$47,589	$269,681	$66,876	$66,950
Estimated Interest Payments on Loan Agreements (1)	27,092	7,982	10,726	4,744	3,640
Construction contracts (2)	129,015	21,724	107,291	-	-
Broker services agreement (3)	1,562	1,250	312	-	-
Preferred dividends (4)	28,861	5,080	11,538	11,538	705

Total	$637,626	$83,625	$399,548	$83,158	$71,295

(1)
As of December 31, 2013, we had an aggregate principal of $433.1 million of indebtedness outstanding under our loan facilities. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate in 2013 plus the margin of our loan agreements in 2013 as well as the margin of the loan agreement we entered into with Commonwealth Bank of Australia on January 9, 2014.

(2)
As of December 31, 2013, we had paid predelivery installments of an aggregate amount of $23.2 million for the construction of our two Panamax dry bulk carriers, plus one predelivery installment of an aggregate amount of $14.6 million for the construction of each of our two Newcastlemax dry bulk carriers. On February 20, 2014, we paid $17.4 million plus additional costs for extras and bunkers, for the delivery of one of our Panamax vessels under construction and we expect to pay the delivery installment for the other Panamax in April 2014. On January 8, 2014, we entered, through a separate wholly owned subsidiary, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel of approximately 82,000 dwt for a contract price of $28.8 million. As of the date of this report, we have not paid any installments for the construction of our Kamsarmax dry bulk carrier. We expect to take delivery of our two Newcastlemax dry bulk carriers and our Kamsarmax dry bulk carrier in 2016.

(3)
On March 4, 2014, DSS entered into an agreement with Diana Enterprises, a related party company, for the provision of brokerage services for a monthly fee of $104,166 effective from January 1, 2014, which replaced the previous agreement dated March 15, 2013. The agreement will expire on March 31, 2015.

(4)
On February 24, 2014 we completed an offering of 2,600,000 shares of Series B Perpetual Preferred Stock, at the price of $25.0 per share, and dividends are payable at a rate equal to 8.875% per annum. At any time on or after February 14, 2019, the Series B Preferred Shares may be redeemed, in whole or in part, at a redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The table above presents our obligations for dividend payments until February 14, 2019. The table above does not include the payment for the redemption, which is at our option.

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

Name	Age	Position
Simeon Palios	72	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	58	Class I Director and President
Ioannis Zafirakis	42	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	42	Chief Financial Officer and Treasurer
Maria Dede	41	Chief Accounting Officer
William (Bill) Lawes	70	Class II Director
Konstantinos Psaltis	75	Class II Director
Boris Nachamkin	80	Class III Director
Apostolos Kontoyannis	65	Class III Director

The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2016 and the term of our Class III directors expires in 2014.

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

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he serves as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. In January 2014, Mr Lawes also joined the board of Tanker Investments Ltd. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. From 1981 to 2006, Mr. Psaltis served as Managing Director, and since 2006 as President, of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

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

B.           Compensation

Aggregate executive compensation (including amounts paid to Diana Enterprises pursuant to the Broker Services Agreements) for 2013, 2012 and 2011 was $3.8 million, $4.4 million, and $3.7 million, respectively. Since June 1, 2010, DSS has provided brokerage services to us pursuant to Broker Services Agreements between DSS and Diana Enterprises, a related party, as described in "Item 7B. Related Party Transactions." Under these agreements, fees for 2013, 2012 and 2011 amounted to $2.5 million, $2.4 million and $1.7 million, respectively. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. We expect such fees to decrease in 2014, due to the reduced monthly fee under the current Broker Services Agreement with Diana Enterprises.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2013, 2012 and 2011 fees and expenses of our non-executive directors amounted to $0.3 million, $0.3 million and $0.4 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 4,001,241 shares of restricted common stock, of which 3,257,157 shares to senior management and 744,084 shares to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vest ratably over a period of six years. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2013, 2012 and 2011, compensation cost relating to the aggregate amount of restricted stock awards amounted to $8.2 million, $8.6 million and $8.1 million, respectively. Of this compensation cost, an amount of $39,353 in 2011 related to shares awarded by Diana Containerships to members of its senior management.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In February 2005, we adopted an equity incentive plan (the "Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. On May 2, 2011, our board of directors approved the Diana Shipping Inc. 2011 Equity Incentive Plan (the "2011 Plan"), with substantially the same terms and provisions as the amended and restated 2005 Plan.  Under the 2011 Plan, an aggregate of 5,000,000 common shares were reserved for issuance, of which 3,798,759 shares of common stock are currently available for issuance.

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

The following table presents the number of shoreside personnel employed by our fleet manager and the number of seafaring personnel employed by our vessel owning subsidiaries as at December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
Shoreside	84	82	68
Seafaring	848	713	558
Total	932	795	626

E.           Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	15,442,013	18.5%
	Massachusetts Financial Services Company (2)	8,498,530	10.2%

	All officers and directors as a group (3)	17,374,405	20.8%

(1)
Currently, Mr. Simeon Palios beneficially owns 1,155,473 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. ("Corozal") and Ironwood Trading Corp. ("Ironwood") over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2011, 2012, 2013 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 17.3%, 17.4%, 17.2% and 17.1%, respectively, of our outstanding common stock.

(2)	Massachusetts Financial Services Company ("MFS") has filed a Schedule 13G/A on February 13, 2014 reporting their ownership of 10.3% of our outstanding common stock as of December 31, 2013.

(3)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect shareholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Margaronis, Zafirakis and Michalopoulos, each executive officers of ours, each own less than 1% of our outstanding common stock. In addition, Mr. Zafirakis owns 40,000 Series B Preferred Shares, or 1.5% of the outstanding Series B Preferred Shares, Mr. Michalopoulos owns 28,000 Series B Preferred Shares, or 1.1% of the outstanding Series B Preferred Shares.  All officers and directors as a group own 89,850 Series B Preferred Shares, or 3.5% of the  outstanding Series B Preferred Shares.

As of March 26, 2014, we had 155 shareholders of record, 140 of which were located in the United States and held an aggregate of 66,110,948 of our common shares, representing 79.3% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 66,081,442 of our common shares as of March 26, 2014. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

Holders of the Series B Preferred Shares generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Series B Preferred Shares or (2) in the event that we propose to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock.  However, if and whenever dividends payable on the Series B Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series B Preferred Shares (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Series B Preferred Shares have been paid in full.

B.           Related Party Transactions

Diana Enterprises Inc.

On June 1, 2010, DSS entered into two agreements with Diana Enterprises, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, to provide brokerage services. The first agreement was made on behalf of Diana Shipping Inc. for an annual fee of $1.7 million and the second agreement was made on behalf of Diana Containerships, for an annual fee of $1.04 million. In February 2012, the agreement between Diana Enterprises and DSS was terminated and replaced with a new agreement under which Diana Enterprises provided brokerage services for an annual fee of $2.4 million applied retroactively from January 1, 2012 and the fees were paid quarterly in advance. Effective January 19, 2011 after the partial spin-off of Diana Containerships, the fees relating to Diana Containerships were reimbursed to us by Diana Containerships and did not constitute part of our expenses, until March 1, 2013, when the agreement was terminated. In March 2013, the agreement between DSS and Diana Enterprises was terminated and was replaced by a new agreement with effect from March 1, 2013 until March 31, 2014 and for a monthly fee of $0.2 million payable quarterly in advance. On March 4, 2014, this agreement was also terminated effective January 1, 2014 and the monthly fee payable to Diana Enterprises since that date was reduced to $104,166, payable quarterly in advance and until March 31, 2015, when the agreement terminates.  During 2013, 2012 and 2011 brokerage fees amounted to $2.5 million, $2.4 million and $1.7 million, respectively.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2013, 2012 and 2011 amounted to $2.6 million, $3.0 million and $1.8 million, respectively. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services, are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

Diana Containerships, Administrative Services Agreement and Non-Competition Agreement

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

We and Diana Containerships had entered into a non-competition agreement whereby we agreed that, during the term of the Administrative Services Agreement and any vessel management agreements DSS entered into with Diana Containerships, and for six months thereafter, we would not acquire or charter any vessel, or otherwise operate in, the containership sector and Diana Containerships would not acquire or charter any vessel, or otherwise operate in, the dry bulk sector.  On March 1, 2013, we entered into an amended and restated non-competition agreement with Diana Containerships, where we have agreed that, as long as any of our current or continuing executive officers also serves as an executive for Diana Containerships Inc., and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the containership sector and Diana Containerships will not acquire or charter any vessel, or otherwise operate in, the dry bulk sector.

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such administrative services fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2013, 2012 and 2011, Other revenues amounted to $0.4 million, $2.4 million and of $1.1 million, respectively.

Diana Containerships, Vessel Management Agreements

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

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such management fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2013, 2012 and 2011, Other revenues amounted to $0.4 million, $2.4 million and of $1.1 million, respectively.

Diana Containerships, Loan Agreement

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan, which was approved by the Independent Committee of the Board of Directors and the Board of Directors, matures on the fourth anniversary of the draw down date, on August 20, 2017 and bears interest at LIBOR plus a margin of 5% per annum. Under the agreement, we also receive a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The unsecured loan is guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without our prior consent.

For the period from the drawdown of the loan on August 20, 2013 to December 31, 2013, income from interest and fees amounted to $1.2 and is included in Interest and other income in the 2013 consolidated statement of operations. As at December 31, 2013 and the date of this report, the loan receivable from Diana Containerships amounted to $50.0 million.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.            Financial information

A.	Consolidated statements and other financial information

See Item 18.

Legal Proceedings

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million, of which $850,000 has been paid with the balance due to be paid within six months of the date of the sentence, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the M/V Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice. In addition, the sentence includes a requirement for the duration of the probation period to maintain an enhanced system subject to independent audit for managing waste oils on each vessel managed by DSS. We do not expect that the implementation of the enhanced monitoring system will result in a material increase in costs during the probation period of three years and six months.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors.  As of November 2008, our board of directors has suspended the payment of dividends on our common shares, in order to position us better in a deteriorating market. We believe that this suspension enhances our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt. In December 2010, we distributed 2,667,015 shares of Diana Containerships, or 80% of our interest, as a stock dividend to all shareholders on a pro-rata basis and on January 3, 2011, Diana Containerships started to trade in the Nasdaq Global Market on a "when issued" basis and on January 19, 2011, on a "regular way" basis. As a result of this partial spin-off, Diana Containerships, effective January 19, 2011, is no longer consolidated to our consolidated financial statements.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Also, our credit facilities prohibit the payment of dividends should an event of default arise.

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

Dividends on our Series B Preferred Shares accrue and are cumulative from the date the Series B Preferred Shares are originally issued and are payable on each January 15, April 15, July 15 and October 15, which we refer to as Dividend Payment Dates, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series B Preferred Shares is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share) and is not subject to adjustment. At any time on or after February 14, 2019, we may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Marshall Islands law provides that we may pay dividends on and redeem the Series B Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series B Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

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

Item 9.                      The Offer and Listing

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2014		2013		2012		2011		2010		2009
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$13.64	$7.47	$9.87	$6.31	$12.64	$6.93	$16.27	$11.19	$18.52	$10.15

1st quarter			$10.71	$7.47	$9.87	$7.80
2nd quarter			10.79	9.12	8.90	7.07
3rd quarter			12.83	9.65	8.09	6.31
4th quarter			13.64	10.49	7.64	6.53

September			$12.83	$11.22
October			12.60	11.30
November			12.02	10.49
December			13.64	11.14
January	$13.31	$11.61
February	13.07	11.90
March*	13.55	11.75

* For the period from March 1, 2014 until March 26, 2014.

Our Series B Preferred Stock has been trading on the New York Stock Exchange under the symbol "DSXPRB" since February 21, 2014. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the period from February 21, 2014 to March 26, 2014:

Period	High	Low
February 21, 2014 to February 28, 2014	$24.90	$24.57
March 1, 2014 to March 26, 2014	25.30	24.90

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

Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, the number of our outstanding shares of common stock has increased to 83,391,370. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on February 13, 2014 and incorporated by reference herein.  We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C.            Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and Item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios and Diana Containerships.

D.           Exchange Controls

Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.           Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Taxation

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

In the year ended December 31, 2013, approximately 7.3% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 3.7% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2013. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $238,000 for the year ended December 31, 2013.

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

For the 2013 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2013 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2013 taxable year.

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

During the 2013 taxable year, 5% Shareholders did not, individually or collectively, own 50% or more of the Company's common stock for more than half the number of days. Therefore, the Company is not subject to the 5% Override Rule, and therefore the Company believes that it has satisfied the Publicly Traded Test for the 2013 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2013 taxable year, and intends to take this position on its 2013 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2013 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $238,000 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

United States Taxation of U.S. Holders

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

Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a "U.S. Non-Corporate Holder," will generally be treated as "qualified dividend income" that is taxable to Holders at preferential U.S. federal income tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder. Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gain of a U.S. Non-Corporate Holder is taxable at preferential U.S. Federal income tax rates. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

PFIC Status and Significant Tax Consequences

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". If the Company were to be treated as a PFIC, a U.S. Holder would be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 to report certain information regarding the Company.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

I.           Subsidiary information

Not Applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in interest rates during 2013 could have increased our interest expense from $8.1 million to $12.6 million. An increase of 1% in interest rates during 2012 could have increased our interest expense from $7.3 million to $11.8 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2013, 2012 and 2011 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in our results of operations. As of December 31, 2013 and 2012 the fair value of the swap was $0.4 million and $1.0 million, respectively. Also we incurred unrealized gain of $0.6 million in 2013, unrealized gain of $36,495 in 2012 and unrealized loss of $39,410 in 2011. Realized loss was $0.7 million for 2013, and $0.6 million for 2012 and $0.7 million for 2011. Should LIBOR interest rates remain at levels below 1% which is our floor, we will continue to incur losses from this financial instrument until May 27, 2014 when it terminates.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 48% in 2013 and 46% in 2012) and a significant portion of our general and administrative expenses (around 40% in 2013 and 38% in 2012) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2013 and 2012, these non US dollar expenses represented 28% and 18%, respectively of our revenues  and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2013 is effective.

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

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2013 and 2012 amounted to € 373,000 and € 383,100, or approximately $494,289 and $523,150, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services for Company's filings with the SEC.

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

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.                      Financial Statements

See Item 18.

Item 18.                      Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                      Exhibits

Note:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
1.3	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares (13)
2.1	Form of Share Certificate (10)
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	2011 Stock Incentive Plan (11)
4.4	Form of Technical Manager Purchase Option Agreement (5)
4.5	Form of Management Agreement (3)
4.6	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.7	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (8)
4.8	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.9	Sales Agency Financing Agreement dated April 23, 2008 (9)
4.10	Loan Agreement with Deutsche Bank dated October 8, 2009 (10)
4.11	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.12	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.13	Loan Agreement with Emporiki Bank of Greece S.A. dated September 13, 2011 (11)
4.14	Loan Agreement with Nordea Bank Finland Plc dated February 7, 2012 (11)
4.15	Supplemental Loan Agreement with Nordea Bank Finland Plc dated June 21, 2012 (12)
4.16	Loan Agreement with Nordea Bank Finland Plc dated December 20, 2012 (12)
4.17	Loan Agreement, dated June 18, 2013, by and among Tuvalu Shipping Company Inc., Jabat Shipping Company Inc., and Deutsche Bank AG dated June 18, 2013
4.18	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China
4.19	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia

4.20	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc.
4.21	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A.
4.22	Brokerage Services Agreement, dated March 15, 2013, by and among Diana Shipping Services S.A. and Diana Enterprises Inc.
4.23	Brokerage Services Agreement, dated March 4, 2014, by and among Diana Shipping Services S.A. and Diana Enterprises Inc.
4.24	Amended and Restated Non-Competition Agreement, by and between Diana Shipping Inc. and Diana Containerships Inc.
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (v) the Notes to Consolidated Financial Statements

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(4)	Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.
(8)	Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.
(9)	Filed as Exhibit 2 to the Company's Form 6-K filed on April 24, 2008.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on April 20, 2012.
(12)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 22, 2013.
(13)	Filed as an Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: March 27, 2014

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company's annual report on Form 20-F for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 27, 2014

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$240,633	$446,624
Accounts receivable, trade (Note 2(f))	701	6,590
Due from related parties (Note 4)	86	613
Inventories (Note 2(g))	5,959	5,275
Prepaid expenses and other assets	4,489	4,834
Prepaid charter revenue (Notes 2(i) and 8)	-	3,050
Total current assets	251,868	466,986
FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	38,862	11,502
Vessels (Note 6)	1,686,590	1,515,370
Accumulated depreciation (Note 6)	(366,215)	(304,232)
Vessels' net book value (Note 6)	1,320,375	1,211,138
Property and equipment, net (Note 7)	22,826	22,774
Total fixed assets	1,382,063	1,245,414
OTHER NON-CURRENT ASSETS:
Due from related parties, non-current (Note 4)	50,233	-
Investment in Diana Containerships Inc. (Note 3)	15,640	24,734
Other non-current assets	793	-
Deferred charges, net	1,384	3,365
Prepaid charter revenue, non-current (Notes 2(i) and 8)	-	2,303
Total assets	$1,701,981	$1,742,802

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$46,532	$45,032
Accounts payable, trade and other	7,409	6,993
Due to related parties (Note 4)	221	264
Accrued liabilities	4,805	5,284
Deferred revenue	3,278	2,827
Fair value of derivative instruments (Note 16)	378	994
Other current liabilities	129	83
Total current liabilities	62,752	61,477
Long-term debt, net of current portion and deferred financing costs (Note 9)	385,025	414,080
Other non-current liabilities	812	821
Commitments and contingencies (Note 10)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 82,841,370 and 82,233,424 issued and outstanding at December 31, 2013 and 2012, respectively (Note 11)	828	822
Additional paid-in capital	926,204	918,007
Other comprehensive income	164	194
Retained earnings	326,196	347,401
Total stockholders' equity	1,253,392	1,266,424

Total liabilities and stockholders' equity	$1,701,981	$1,742,802

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012	2011
REVENUES:
Time charter revenues	$164,005	$220,785	$255,669
Other revenues (Note 4(b))	447	2,447	1,117

EXPENSES:
Voyage expenses (Note 12)	8,119	8,274	10,597
Vessel operating expenses (Note 12)	77,211	66,293	55,375
Depreciation and amortization of deferred charges (Note 2)	64,741	62,010	55,278
General and administrative expenses	23,724	24,913	25,123
Foreign currency gain	(690)	(1,374)	(503)
Operating income / (loss)	$(8,653)	$63,116	$110,916

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(8,140)	(7,618)	(4,924)
Interest and other income (Note 4(b))	1,800	1,432	1,033
Loss from derivative instruments (Note 16)	(118)	(518)	(737)
Income/(loss) from investment in Diana Containerships Inc. (Note 3)	(6,094)	(1,773)	1,207
Total other expenses, net	$(12,552)	$(8,477)	$(3,421)

Net income / (loss)	$(21,205)	$54,639	$107,495

Loss assumed by non-controlling interests	-	-	2

Net income / (loss) attributed to Diana Shipping Inc.	$(21,205)	$54,639	$107,497

Earnings / (loss) per common share, basic and diluted (Note 14)	$(0.26)	$0.67	$1.33

Weighted average number of common shares, basic (Note 14)	81,328,390	81,083,485	81,081,774

Weighted average number of common shares, diluted (Note 14)	81,328,390	81,083,485	81,124,348

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
For the year ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Net income / (loss)	$(21,205)	$54,639	$107,495
Comprehensive loss assumed by non-controlling interests	-	-	2
Other comprehensive income/(loss) (Actuarial gain/(loss))	(30)	306	(96)
Comprehensive income/(loss)	$(21,235)	$54,945	$107,401

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock
	# of Shares	Par Vale	Additional Paid-in Capital	Other Comprehensive Income/ (Loss)	Retained Earnings	Diana Shipping Inc. Total Equity	Non Controlling Interests	Total Equity
BALANCE, December 31, 2010	81,955,813	$820	$908,467	$(16)	$222,246	$1,131,517	$38,413	$1,169,930

Net income / (loss)	-	$-	$-	$-	$107,497	$107,497	$(2)	$107,495
Issuance of restricted and other common stock and compensation cost	617,695	6	8,141	-	-	8,147	-	8,147
Stock repurchased and retired	(154,091)	(2)	(1,185)	-	-	(1,187)	-	(1,187)
Spin-off of Diana Containerships Inc.	-	-	(19)	-	(36,981)	(37,000)	(38,411)	(75,411)
Actuarial loss	-	-	-	(96)	-	(96)	-	(96)
BALANCE, December 31, 2011	82,419,417	$824	$915,404	$(112)	$292,762	$1,208,878	$-	$1,208,878

Net income	-	$-	$-	$-	$54,639	$54,639	$-	$54,639
Issuance of restricted stock and compensation cost	667,614	7	8,638	-	-	8,645	-	8,645
Stock repurchased and retired	(853,607)	(9)	(6,035)	-	-	(6,044)	-	(6,044)
Actuarial gain	-	-	-	306	-	306	-	306
BALANCE, December 31, 2012	82,233,424	$822	$918,007	$194	$347,401	$1,266,424	$-	$1,266,424
Net loss	-	$-	$-	$-	$(21,205)	$(21,205)	$-	$(21,205)
Issuance of restricted stock and compensation cost (Note 11)	607,946	6	8,197	-	-	8,203	-	8,203
Actuarial loss	-	-	-	(30)	-	(30)	-	(30)
BALANCE, December 31, 2013	82,841,370	$828	$926,204	$164	$326,196	$1,253,392	$-	$1,253,392

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash Flows from Operating Activities:
Net income / (loss)	$(21,205)	$54,639	$107,495
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	64,741	62,010	55,278
Amortization of financing costs	473	379	278
Amortization of free lubricants benefit	(98)	(180)	(115)
Compensation cost on restricted stock (Note 11)	8,203	8,645	8,095
Actuarial gain / (loss)	(30)	306	(96)
Change in fair value of derivative instruments	(616)	(36)	39
Loss / (income) from investment in Diana Containerships Inc., net of dividends receivable (Note 3)	5,094	2,273	(707)
(Increase) / Decrease in:
Receivables	5,889	(1,022)	(5,982)
Due from related parties	294	(350)	24
Inventories	(684)	(467)	(737)
Prepaid expenses and other assets	345	(2,514)	(1,404)
Prepaid charter revenue	5,353	3,056	3,050
Other non-current assets	(793)	-	-
Increase / (Decrease) in:
Accounts payable	416	(134)	1,833
Due to related parties	(43)	38	(53)
Accrued liabilities	(479)	533	297
Deferred revenue	451	(5,309)	(9,489)
Other liabilities	135	99	(489)
Drydock costs	(46)	(2,080)	(3,087)
Net Cash provided by Operating Activities	$67,400	$119,886	$154,230

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Notes 5 and 6)	(198,581)	(171,195)	(58,284)
Cash disposed-off upon partial spin-off of Diana Containerships Inc.	-	-	(12,024)
Acquisition of additional interest in Diana Containerships Inc. (Note 3)	-	-	(20,000)
Cash dividends from investment in Diana Containerships Inc. (Note 3)	4,000	2,835	100
Loan to Diana Containerships Inc. (Note 4)	(50,000)	-	-
Payments for property and equipment (Note 7)	(575)	(1,553)	(220)
Net Cash used in Investing Activities	$(245,156)	$(169,913)	$(90,428)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 9)	18,000	118,550	15,000
Proceeds from dividend reinvestment	-	-	20
Payments for repurchase of common stock (Note 11)	-	(6,044)	(1,187)
Financing costs	(452)	(557)	(45)
Loan payments (Note 9)	(45,783)	(31,972)	(6,330)
Net Cash provided by / (used in) Financing Activities	$(28,235)	$79,977	$7,458

Net increase / (decrease) in cash and cash equivalents	(205,991)	29,950	71,260

Cash and cash equivalents at beginning of the year	446,624	416,674	345,414

Cash and cash equivalents at end of the year	$240,633	$446,624	$416,674

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$7,169	$6,709	$4,630

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana" or "DSI") and its wholly-owned and beneficially-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates its own fleet through Diana Shipping Services S.A., a wholly owned subsidiary. As at December 31, 2013, the following subsidiaries are included in the consolidation:

a/a	Company	Vessel	Flag	Dwt	Date Built	Date Acquired	Place of Incorporation
PANAMAX VESSELS
1	Panama Compania Armadora SA	Oceanis	Bahamas	75,211	May 2001	May 2001	Panama
2	Husky Trading SA	Triton	Bahamas	75,336	Mar 2001	Mar 2001	Panama
3	Changame Compania Armadora SA	Thetis	Bahamas	73,583	Aug 2004	Nov 2005	Panama
4	Buenos Aires Compania Armadora SA	Alcyon	Bahamas	75,247	Feb 2001	Feb 2001	Panama
5	Skyvan Shipping Company SA	Nirefs	Bahamas	75,311	Jan 2001	Jan 2001	Panama
6	Cypres Enterprises Corp.	Protefs	Bahamas	73,630	Aug 2004	Aug 2004	Panama
7	Urbina Bay Trading SA	Erato	Bahamas	74,444	Aug 2004	Nov 2005	Panama
8	Chorrera Compania Armadora SA	Dione	Greek	75,172	Jan 2001	May 2003	Panama
9	Darien Compania Armadora SA	Calipso	Bahamas	73,691	Feb 2005	Feb 2005	Panama
10	Texford Maritime SA	Clio	Bahamas	73,691	May 2005	May 2005	Panama
11	Eaton Marine SA	Danae	Greek	75,106	Jan 2001	Jul 2003	Panama
12	Vesta Commercial SA	Coronis	Bahamas	74,381	Jan 2006	Jan 2006	Panama
13	Ailuk Shipping Company Inc.	Naias	Marshall Islands	73,546	Jun 2006	Aug 2006	Marshall Islands
14	Taka Shipping Company Inc.	Melite	Marshall Islands	76,436	Oct 2004	Jan 2010	Marshall Islands
15	Bikar Shipping Company Inc.	Arethusa	Greek	73,593	Jan 2007	Jul 2011	Marshall Islands
16	Mandaringina Inc.	Melia	Marshall Islands	76,225	Feb 2005	May 2012	Marshall Islands
17	Jemo Shipping Company Inc.	Leto	Bahamas	81,297	Feb 2010	Jan 2012	Marshall Islands
18	Fayo Shipping Company Inc. (Note 6)	Artemis	Marshall Islands	76,942	Sep 2006	Aug 2013	Marshall Islands

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

KAMSARMAX VESSELS
19	Tuvalu Shipping Company Inc. (Note 6)	Myrto	Marshall Islands	82,131	Jan 2013	Jan 2013	Marshall Islands
20	Jabat Shipping Company Inc. (Note 6)	Maia	Marshall Islands	82,193	Aug 2009	Feb 2013	Marshall Islands
21	Makur Shipping Company Inc. (Notes 6)	Myrsini	Marshall Islands	82,117	Mar 2010	Oct 2013	Marshall Islands
POST-PANAMAX VESSELS
22	Majuro Shipping Company Inc.	Alcmene	Marshall Islands	93,193	Jan 2010	Nov 2010	Marshall Islands
23	Guam Shipping Company Inc	Amphitrite	Marshall Islands	98,697	Aug 2012	Aug 2012	Marshall Islands
24	Palau Shipping Company Inc.	Polymnia	Marshall Islands	98,704	Nov 2012	Nov 2012	Marshall Islands
CAPESIZE VESSELS
25	Jaluit Shipping Company Inc.	Sideris GS	Marshall Islands	174,186	Nov 2006	Nov 2006	Marshall Islands
26	Bikini Shipping Company Inc.	New York	Marshall Islands	177,773	Mar 2010	Mar 2010	Marshall Islands
27	Gala Properties Inc.	Houston	Marshall Islands	177,729	Oct 2009	Oct 2009	Marshall Islands
28	Kili Shipping Company Inc.	Semirio	Marshall Islands	174,261	Jun 2007	Jun 2007	Marshall Islands
29	Knox Shipping Company Inc.	Aliki	Marshall Islands	180,235	Mar 2005	Apr 2007	Marshall Islands
30	Lib Shipping Company Inc.	Boston	Marshall Islands	177,828	Nov 2007	Nov 2007	Marshall Islands
31	Marfort Navigation Company Ltd.	Salt Lake City	Cyprus	171,810	Sep 2005	Dec 2007	Cyprus
32	Silver Chandra Shipping Company Ltd.	Norfolk	Cyprus	164,218	Aug 2002	Feb 2008	Cyprus
33	Bokak Shipping Company Inc. (Note 6)	Baltimore	Marshall Islands	177,243	Mar 2005	Jun 2013	Marshall Islands
34	Pulap Shipping Company Inc. (Note 6)	PS Palios	Marshall Islands	179,134	Jan 2013	Dec 2013	Marshall Islands
NEWCASTLEMAX VESSELS
35	Lae Shipping Company Inc.	Los Angeles	Marshall Islands	206,104	Feb 2012	Feb 2012	Marshall Islands
36	Namu Shipping Company Inc.	Philadelphia	Marshall Islands	206,040	May 2012	May 2012	Marshall Islands

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

UNDER CONSTRUCTION
37	Erikub Shipping Company Inc. (Notes 5, 10 and 17)	H2528 (named Crystalia)	Greek	77,525	Feb 2014	Feb 2014	Marshall Islands
38	Wotho Shipping Company Inc. (Notes 5 and 10)	H2529 (tbr Atalandi)	-	76,000	-	Expected in 2014	Marshall Islands
39	Aster Shipping Company Inc. (Notes 5 and 10)	H2548	-	208,500	-	Expected in 2016	Marshall Islands
40	Aerik Shipping Company Inc. (Notes 5 and 10)	H2549	-	208,500	-	Expected in 2016	Marshall Islands
OTHER SUBSIDIARIES
41	Cerada International SA	Dormant					Panama
42	Diana Shipping Services SA	Manager					Panama
43	Bulk Carriers (USA) LLC	Company's representative in the US					Delaware - USA

Diana Shipping Services S.A. (the "Manager" or "DSS") provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2014 administrative services with regards to services related to the holding company's operations and its subsidiaries. Such costs are eliminated in consolidation. Since April 2010 and until February 28, 2013, DSS provided to Diana Containerships Inc. (or "Diana Containerships") and its vessels, administrative services and since June 2010 and until February 28, 2013, technical and commercial services (Note 4).

During 2013, 2012 and 2011 charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2013	2012	2011
A	19%	10%	-
B	17%	18%	18%
C	11%	-	-
D	11%	-	-
E	-	12%	11%
F	-	-	12%

2.	Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated upon consolidation.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

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

(c)
Other Comprehensive Income / (loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders' equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet.  Such balances at December 31, 2013 and 2012 amounted to $18,000 and $15,000 in the aggregate and consisted of minimum cash deposits required to be maintained at all times under the Company's loan facilities (Note 9).

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2013 and 2012.

(g)
Loan Receivable from Related Parties: The amounts shown as Due from related parties, current and non-current, in the consolidated balance sheet as at December 31, 2013, (Note 4(b)) represent amounts receivable from Diana Containerships Inc. with respect to a loan agreement with a wholly owned subsidiary of Diana Containerships Inc., net of any provision for credit losses. Interest income and fees, deriving from the agreement are recorded in the accounts as incurred. Costs incurred for the loan documentation were expensed as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships Inc. and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. No provision for credit losses was established as of December 31, 2013, since there was no indication that Diana Containerships Inc. will not be able to meet its obligations under the loan agreement.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

(h)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)
Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

(j)
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

(k)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. Such assets/liabilities are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(l)
Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

With respect to the vessels, the Company determines undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels' performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of brokerage commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle; (ii) expected outflows for scheduled vessels' maintenance; (iii) vessel operating expenses increasing annually by an annual inflation rate of 3%, which approximates current projections for global inflation rate; (iv) effective fleet utilization of 98% taking into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys) and 1% off hire days (other than for dry docking and special surveys) each year, assumptions in line with the Company's historical performance and its expectations for future fleet utilization under its current fleet deployment strategy.

The Company concluded based on this exercise that step two of the impairment analysis was not required and has not identified any facts or circumstances that would require the write down of vessel values as at December 31, 2013 or in the future and no impairment loss has been identified or recorded for 2013, 2012 and 2011.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. As at December 31, 2013, 2012 and 2011, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

(m)
Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

(n)
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

(o)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value.  Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. In 2013, the Company identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate was revised (Note 6). Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(p)
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

(q)
Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels' cost.

(r)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and the loan receivable from a related party. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits its credit risk with the loan receivable by performing ongoing credit evaluations of Diana Containerships' financial condition. The loan agreement is guaranteed by Diana Containerships but does not have any collateral and the Company has not entered into any agreement to mitigate credit risk.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

(s)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

(t)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(u)
Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(v)
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

(w)
Variable Interest Entities: The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2013 and 2012, no such interests were identified.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

(x)
Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:	Unobservable inputs that are not corroborated by market data.

(z)
Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement, novated in March 2012, to manage its exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings (Note 16).

(aa)
Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Investment in Diana Containerships Inc.

On January 18, 2011, the Company, which owned 54.6% of the share capital of Diana Containerships, spun off 2,667,015 shares, or 80% of its ownership in Diana Containerships, through a distribution of shares to its stockholders, recording a dividend of $36,981. Diana Containerships was de-consolidated from the Company's consolidated financial statements as its ownership decreased to about 11%. On June 15, 2011, in a public offering of Diana Containerships, the Company invested an additional amount of $20,000 in a concurrent private offering; however, the Company's ownership percentage has been diluted since then, as a result of increases in the issued share capital of Diana Containerships. Since the spin off, the Company, on the basis of the significant influence exercised over Diana Containerships through its shareholding, its common executive Board, until March 1, 2013 through Diana Shipping Services and since May 2013 through a loan agreement (Note 4(e)), accounts for its investment in Diana Containerships under the equity method according to ASC 323 "Investments – Equity Method and Joint Ventures".

As at December 31, 2013 and 2012, the Company owned 9.51% and 10.4%, respectively, of the share capital of Diana Containerships Inc., and its investment of $15,640 for 2013 and $24,734 for 2012 is separately reflected in Investment in Diana Containerships Inc., in the accompanying consolidated balance sheets. As at December 31, 2013, the market value of the investment was $13,501 based on Diana Containerships closing price on Nasdaq of $4.05.

For 2013, 2012, and 2011, the investment in Diana Containerships resulted in a loss of $6,094, $1,773, and a gain of $1,207, respectively, which are separately presented in Gain/(loss) from investment in Diana Containerships Inc. in the accompanying consolidated statements of operations. Also during 2013, 2012, and 2011, the Company received dividends from Diana Containerships amounting to $4,000, $2,835, and $100, respectively. In addition, at December 31, 2013 and 2012, dividends declared but not received of $0 and $1,000, respectively, are included in Prepaid expenses and other assets in the respective accompanying consolidated balance sheets.

4.	Transactions with Related Parties

(a)
Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2013, 2012, and 2011, amounted to $2,640, $2,957, and $1,799, respectively, and are included in Vessels, Advances for vessels under construction and acquisitions and other vessel costs, Due from related parties, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements.  At December 31, 2013 and 2012, an amount of $196 and $192, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)
Diana Containerships Inc. ("Diana Containerships"): Until February 28, 2013, DSS received from Diana Containerships management fees of $15 per month for each vessel in operation and $20 per month for each laid-up vessel, 1% commissions on the gross hire and freight earned by each vessel and $10 per month for administrative fees pursuant to management and administrative services agreements between Diana Containerships, its vessel owning companies and DSS, which were terminated on March 1, 2013. For 2013, 2012, and 2011, revenues derived from the agreements with Diana Containerships amounted to $447, $2,447, and $1,117, respectively, and they are separately presented as Other revenues in the accompanying consolidated statements of operations. As at December 31, 2013 and 2012, there was an amount of $0 and $613, respectively, due from Diana Containerships and its vessels, relating to these management agreements, and is included in Due from related parties in the related accompanying consolidated balance sheet.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

On May 20, 2013, the Company's Independent Committee of the Board of Directors and the Board of Directors approved to provide to Eluk Shipping Company Inc., a subsidiary of Diana Containerships, an unsecured loan of up to $50,000 to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan matures on the fourth anniversary of the draw down date, or on August 20, 2017, bears interest at LIBOR plus a margin of 5% per annum. The loan also bears a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The unsecured loan is guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without the prior consent of the Company.

As at December 31, 2013, there was an amount of $86 of interest and $50,233 of loan and fees due from Diana Containerships, separately presented in Due from related parties, current and non-current, respectively, in the related accompanying consolidated balance sheet.

For the period from the drawdown of the loan on August 20, 2013 to December 31, 2013, income from interest and fees amounted to $1,196 and is included in Interest and other income in the 2013 consolidated statement of operations.

(c)
Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman, and has entered into an agreement with DSS to provide brokerage services through DSS to DSI for an annual fee of $2,384 up to March 1, 2013 when the agreement was terminated and a monthly fee of $208 effective from March 1, 2013 until March 31, 2014, payable quarterly in advance. For 2013, 2012, and 2011, brokerage fees amounted to $2,481, $2,384 and $1,704, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2013, there was an amount of $25 due to Diana Enterprises included in Due to related parties, in the accompanying balance sheet, while at December 31, 2012 there was no amount due to or from Diana Enterprises. Until March 1, 2013, DSS had an agreement with Diana Enterprises to provide brokerage services to Diana Containerships, which was terminated when DSS ceased from being the management company of the Diana Containerships' group.

5.           Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	December 31, 2013	December 31, 2012
Pre-delivery installments	$37,810	$8,700
Advances for vessel acquisitions	-	2,650
Capitalized interest and finance costs	624	100
Other related costs	428	52
Total	$38,862	$11,502

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The movement of the account during 2013 and 2012 was as follows:

	December 31, 2013	December 31, 2012
Beginning balance	$11,502	$63,440
- Advances for vessels under construction and other vessel costs	30,053	68,549
- Advances for vessel acquisitions and other vessel costs	23,983	31,827
- Transferred to vessel cost (Note 6)	(26,676)	(152,314)
Ending balance	$38,862	$11,502

On March 28, 2012, Erikub and Wotho, each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one ice class Panamax dry bulk carrier for each subsidiary for the contract price of $29,000 each. Hull H2528, named "Crystalia", was delivered on February 20, 2014 (Note 17) and hull H2529, to be named "Atalandi", is expected to be delivered in the second quarter of 2014. As at December 31, 2013, the remaining contractual obligations amounted to $17,400 for Erikub (hull H2528) and $17,400 for Wotho (hull H2529) (Note 10).

On May 17, 2013, Aster and Aerik, each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one Newcastlemax dry bulk carrier for each subsidiary for the contract price of $48,700 each. The vessels are expected to be delivered in 2016. As at December 31, 2013, the remaining contractual obligations amounted to $41,395 for Aster (hull H2548) and $41,395 for Aerik (hull H2549) (Note 10).

6.           Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$1,292,237	$(245,518)	$1,046,719

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	152,314	-	152,314
- Acquisition, improvements and other vessel costs	70,819	-	70,819
- Depreciation for the year	-	(58,714)	(58,714)
Balance, December 31, 2012	$1,515,370	$(304,232)	$1,211,138

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	26,676	-	26,676
- Acquisition, improvements and other vessel costs	144,544	-	144,544
- Depreciation for the year	-	(61,983)	(61,983)
Balance, December 31, 2013	$1,686,590	$(366,215)	$1,320,375

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

In December 2012, Tuvalu entered into a memorandum of agreement to purchase from an unaffiliated third party, a Kamsarmax dry bulk carrier, for the purchase price of $26,500. The vessel, was renamed "Myrto" and was delivered to the Company on January 25, 2013. Pre-delivery expenses amounted to $176.

During 2013, the Company, through subsidiaries (Note 1), entered into memoranda of agreement to purchase from unaffiliated third parties five vessels, one Panamax, two Kamsarmaxes and two Capesize vessels for an aggregate price of $141,423. Additional capitalized costs amounted to $2,627. Also, as at December 31, 2013, the Company had incurred $494 of additional capitalized costs for improvements to the existing fleet.

Effective January 1, 2013, the Company changed its estimated scrap rate of all of its vessels from $150 per lightweight ton to $250 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $150 rate was not considered representative. For 2013, this increase in salvage values has reduced depreciation and net loss by approximately $2,946 and loss per share by approximately $0.04.

As of December 31, 2013, part of the Company's fleet (except of vessels Coronis, Melite, Artemis, Aliki, Baltimore, Myrsini and PS Palios), having an aggregate carrying value of $1,061,277 has been provided as collateral to secure the loan facilities discussed in Note 9.

7.           Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$22,552	$(893)	$21,659

- Additions in equipment and building improvements	1,553	-	1,553
- Depreciation for the year	-	(438)	(438)
Balance, December 31, 2012	$24,105	$(1,331)	$22,774

- Additions in equipment and building improvements	575	-	575
- Depreciation for the year	-	(523)	(523)
Balance, December 31, 2013	$24,680	$(1,854)	$22,826

8.           Prepaid charter revenue, current and non-current

In May 2009, on the acquisition of the vessel "Houston", Gala paid an amount in excess of the predelivery installments for the construction of the vessel, which was recognized in assets as Prepaid charter revenue. This amount has been amortized in revenues since the delivery of the vessel to the time charterers. On November 26, 2013, the charterers terminated the charter earlier than the termination date determined under the terms of the charter party and redelivered the vessel to the owners, who started arbitration proceedings against the charterers seeking to mitigate their losses as a result of the early termination. As a result of this earlier termination of the charter party, the unamortized balance of prepaid charter revenue was fully amortized against Time charter revenues during 2013. The movement of the account as at December 31, 2013 and 2012 was as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

	Amount	Accumulated Amortization	Net

Balance, December 31, 2011	$15,000	$(6,591)	$8,409
Amortization in the year	-	(3,056)	(3,056)
Balance, December 31, 2012	$15,000	$(9,647)	$5,353
Amortization for the year	-	(5,353)	(5,353)
Balance, December 31, 2013	$15,000	$(15,000)	$-

The amortization of prepaid charter revenue for 2013, 2012 and 2011 amounted to $5,353, $3,056, and $3,050, respectively, and is included in Time charter revenues in the accompanying consolidated statements of operations.

9.           Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2013	December 31, 2012
Royal Bank of Scotland revolving credit facility	$240,000	$270,000
Bremer Landesbank loan facility	25,600	29,200
Deutsche Bank AG loan facilities	48,250	33,400
Credit Agricole Corporate and Investment Bank	13,000	14,000
Export-Import Bank of China and DnB Bank ASA loan facility	64,219	69,054
Nordea Bank Finland Plc loan facilities	42,027	45,224
Total debt outstanding	$433,096	$460,878
Less related deferred financing costs	(1,539)	(1,766)
Total debt, net of deferred financing costs	$431,557	$459,112
Current portion of long term debt	$(46,532)	$(45,032)
Long-term debt, non-current portion	$385,025	$414,080

Royal Bank of Scotland ("RBS") revolving credit facility: On February 18, 2005, the Company entered into a secured revolving credit facility with the Royal Bank for $230,000 which was increased to $300,000 on May 24, 2006 with an amended agreement. The amended facility was available in full until May 24, 2012. Since that date the available amount is reducing in semiannual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction on May 24, 2016. The credit facility bears interest at LIBOR plus a margin ranging from 0.75% to 0.85%. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 1.1% and 1.1%, respectively.

The credit facility is secured by a first priority or preferred ship mortgage on 18 vessels of the Company's fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility, including a shortfall in the hull cover ratio, as described below.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 per each vessel in the fleet mortgaged under or financed through the credit facility and other financial covenants. As at December 31, 2013 and 2012, the minimum liquidity requirement amounted to $7,600 and $6,800, respectively. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Bremer Landesbank ("Bremer") loan facility: On October 22, 2009, Gala entered into a loan agreement with Bremer to partly finance, or, as the case may be, refinance, the contract price of the vessel "Houston" for an amount of $40,000. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15%. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 2.5% and 2.6%, respectively.

The loan is secured by a first preferred ship mortgage on the vessel "Houston", a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio. Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, Gala is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey. As at December 31, 2013 and 2012, such funds amounted to $875 and $721, respectively.

Deutsche Bank AG ("Deutsche") loan facility: On October 8, 2009, Bikini entered into a loan agreement with Deutsche to partly finance, or, as the case may be, refinance, the contract price of the vessel "New York" (Hull H1107), for an amount of up to $40,000. The loan is repayable in 19 quarterly installments of $600 and a final installment of $28,600 on March 10, 2015. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 2.7% and 2.9%, respectively.

The loan is secured by a first preferred ship mortgage on the vessel "New York" and second preferred ship mortgage on the vessels "Myrto and "Maia", a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 for the borrower, average cash balance of $10,000 for the guarantor, and financial covenants. Furthermore, the Company is not permitted to pay any dividends which would result in a breach of financial covenants or if an event of default has occurred and is continuing.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

On June 18, 2013, Tuvalu and Jabat, entered into a loan agreement with Deutsche for a loan facility of $18,000 to finance part of the acquisition cost of the vessels "Maia" and "Myrto", drawn on June 20, 2013. On the same date, Bikini entered into a supplemental agreement with Deutsche in order to amend the terms of the loan agreement dated October 9, 2009 with respect to the cross collateralization of the "New York" with "Maia" and "Myrto". The loan is repayable in 20 consecutive equal quarterly installments of $375 and a balloon payment of $10,500 payable together with the final quarterly installment on June 20, 2018. The loan bears interest at LIBOR plus a margin of 3.0%. The Company paid an arrangement fee of $225 on the date of signing the facility agreement as well as an administration fee of $5 which is payable annually throughout the duration of the loan. The weighted average interest rate of the facility as at December 31, 2013 was 3.3%.

The loan is secured with a corporate guarantee from DSI, first preferred mortgages on the vessels "Myrto" and "Maia" cross-collateralized with a second preferred mortgage on "New York", first assignment of earnings, first assignment of time charter contracts with duration of more than 12 months, first assignment of insurances, pledge over the shares of the borrowers and manager's undertaking and subordination. The loan also has financial covenants and requires minimum liquidity of $500 for each borrower and $500 for each vessel owned by the guarantor and minimum requirements regarding hull cover ratio. Finally, the Borrowers are not permitted to pay any dividends that would result in breach of financial covenants or if an event of default has occurred and is continuing, unremedied and unwaived.

Export-Import Bank of China and DnB Bank ASA ("Cex-Im and DnB"): On October 2, 2010, Lae and Namu entered into a loan agreement with the Export – Import Bank of China and DnB Bank ASA (formerly known as DnB NOR Bank ASA) to finance part of the construction cost of the "Los Angeles" and the "Philadelphia" for an amount of up to $82,600 of which $72,100 was drawn.

The Lae advance is repayable in 40 quarterly installments of $628 and a balloon of $12,330 payable together with the last installment on February 15, 2022 and the Namu advance is repayable in 40 quarterly installments of $581 and a balloon of $11,410 payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum and an agency fee of $10 is paid annually until its full repayment. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 2.8% and 2.9%, respectively.

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

On May 24, 2013, Erikub and Wotho entered into a loan agreement with Cex-Im and DnB to finance part of the construction cost of Hull H2528, named "Crystalia", and Hull H2529, to be named "Atalandi", for an amount of up to $15,000 for each vessel. The loan is available until April 30, 2014.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

Each advance will be repayable in 20 quarterly installments of $250 and a balloon of $10,000 payable together with the last installment. The loan matures in five years from the drawdown date of each tranche, but not later than March 31, 2019, unless otherwise agreed. The loan will bear interest at LIBOR plus a margin of 3.0% per annum, has a commitment fee of 0.2% on the total undrawn amount and an additional commitment fee of 0.4% on the undrawn amount to be provided by DnB amounting to $6,000 payable until the drawdown of the loan, and an annual agency fee of $10. The Company also paid arrangement fees of $177 on the date of signing the agreement.

The loan will be secured by a first preferred or statutory cross collateralized ship mortgages on the vessels together with collateral deeds of covenants, first priority deeds of assignment of the insurances, earnings and requisition compensation of the vessels, a guarantee and indemnity of DSI, first priority charter assignments with duration of more than 12 months, first priority deeds of charge over the earnings accounts of the borrowers, first priority pledge over the shares of the borrowers hull cover ratio and manager's undertaking. The loan requires minimum liquidity of $200 for each borrower, and $500 for each vessel owned by the guarantor and financial covenants. The borrowers are not permitted to pay any dividends that would result in an event of default or would occur as a result thereof.

Credit Agricole Corporate and Investment Bank ("Credit Agricole"): On September 13, 2011, Bikar entered into a loan agreement with Emporiki Bank of Greece, S.A ("Emporiki") for a loan of up to $15,000 to refinance part of the acquisition cost of m/v "Arethusa". On December 13, 2012, Bikar, the Company, DSS and Credit Agricole, entered into a supplemental loan agreement to set out amendments of the loan agreement to which the parties entered into in a supplemental agreement on December 11, 2012, to provide applicability of the English law and exclusive jurisdiction of English courts and to a deed of novation to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole.

The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 1.3% and 1.2%, respectively.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

Nordea Bank Finland Plc.("Nordea"): On February 7, 2012, Jemo (the "Borrower") entered into an agreement with Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16,125 to partly finance the acquisition cost of "Leto". The loan is repayable in 20 consecutive equal quarterly installments of $252 and a balloon payment of $11,085 payable together with the final quarterly installment on February 7, 2017. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26,450 for the purpose of financing part of the acquisition cost of Melia. The additional advance for Mandaringina of $10,325 is repayable in 20 consecutive equal quarterly installments of $235 and a balloon of $5,625 payable together with the last installment on May 7, 2017. The loan bears interest at LIBOR plus a margin of 2.5%. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 2.7% and 2.7%, respectively.

On December 20, 2012, Palau and Guam entered into a new loan agreement with Nordea for an amount of $20,000, to finance part of the acquisition cost of the vessels "Amphitrite" and "Polymnia". The loan is repayable in 20 consecutive quarterly installments of $312 and a balloon installment of $13,760 payable together with the last installment on December 21, 2017. The loan bears interest at LIBOR plus a margin of 2.9%. The weighted average interest rate of the facility as at December 31, 2013 and 2012 was 3.1% and 3.1%, respectively.

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

Commonwealth Bank of Australia, London Branch ("CBA"): On October 24, 2013, Taka and Fayo both signed a commitment letter with CBA, for a loan facility of up to $18,000 to finance part of the acquisition cost of the vessels "Melite" and "Artemis". The loan will bear interest at LIBOR plus a margin of 2.25%, an arrangement fee of $135 on signing the agreement, and a 1% commitment fee on the undrawn loan from signing of the agreement until the drawdown date (Note 17).

As at December 31, 2013 and 2012, the maximum amount required by the banks as compensating cash balance amounted to $18,000 and $15,000, respectively.

Total interest incurred on long-term debt for 2013, 2012, and 2011 amounted to $8,068, $7,342, and $5,129, respectively. Of the above amounts, $468, $321, and $635, respectively, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of operations. For 2013, 2012, and 2011 the Company incurred commitment fees on the undrawn portion of the loans amounting to $56, $122, and $468, respectively, of which $56, $103, and $422, respectively, are included in Vessels and in Advances for vessels under construction and acquisition and other vessel costs.

The maturities of the Company's debt facilities described above, as at December 31, 2013, and throughout their term are as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

Period			Principal Repayment
January 1, 2014	to	December 31, 2014	$46,532
January 1, 2015	to	December 31, 2015	72,732
January 1, 2016	to	December 31, 2016	194,132
January 1, 2017	to	December 31, 2017	43,374
January 1, 2018	to	December 31, 2018	20,686
January 1, 2019	and thereafter		55,640
	Total		$433,096

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

On March 20, 2013, the Company's fleet manager, DSS, was indicted by a federal grand jury in Norfolk, Virginia for alleged violations of law concerning maintenance of books and records and the handling of waste oils on the vessel Thetis. On August 8, 2013, the Chief Engineer and the second assistant engineer of the vessel Thetis were found guilty by the Court. While the Company believes it had meritorious defences against the charges and allegations set forth in the indictment, it was found vicariously liable for the acts of its employees. The sentencing hearing was held on December 5, 2013 and resulted in a fine of $1,100 and three and a half years of probation.

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

b)
The Company has entered into shipbuilding contracts for the construction of two ice class Panamax dry bulk carriers for a contract price of $29,000 each and two Newcastlemax dry bulk carriers for a contract price of $48,700 each. As at December 31, 2013, the total obligations under these contracts amounted to $117,590 (Notes 5 and 17).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

c)
As of December 31, 2013, all our vessels had fixed non-cancelable time charter contracts. The minimum contractual gross charter revenues to be generated from the existing as of December 31, 2013, non-cancelable time charter contracts until their expiration are as follows:

Period	Amount
Year 1	$122,473
Year 2	41,448
Year 3	3,945
Total	$167,866

11.           Capital Stock and Changes in Capital Accounts

(a)
Preferred stock and common stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any (see also Note 17).

(b)
Incentive plan: In February 2005, the Company adopted an equity incentive plan (the "Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. In May 2011, the Company's board of directors approved to adopt the Diana Shipping Inc. 2011 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2005 Equity Incentive Plan.  Under the 2011 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance.

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

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. All share-based compensation provided to employees is recognized in accordance with the relevant guidance, and is included in General and administrative expenses in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

Restricted stock during the years ended December 31, 2013, 2012 and 2011 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2010	$1,187,887	$15.30
Granted	616,055	12.64
Vested	(419,880)	15.44
Forfeited or expired	-	-
Outstanding at December 31, 2011	$1,384,062	$14.07
Granted	667,614	9.13
Vested	(600,051)	13.83
Forfeited or expired	-	-
Outstanding at December 31, 2012	$1,451,625	$11.90
Granted	607,946	9.06
Vested	(701,198)	12.64
Forfeited or expired	-	-
Outstanding at December 31, 2013	$1,358,373	$10.25

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. During 2013, 2012, and 2011, an amount of $8,203, $8,645, and $8,087, respectively, was recognized in General and administrative expenses presented in the accompanying consolidated statements of operations. For 2011, General and administrative expenses also include compensation cost of $7, relating to Diana Containerships for restricted shares issued to its executive officers.

At December 31, 2013 and 2012, the total unrecognized cost relating to restricted share awards was $7,966 and $10,662, respectively. At December 31, 2013, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.81 years.

(c)
Share repurchase agreement: In December 2011, the Company entered into an agreement with Goldman, Sachs & Co. (the "Broker") to repurchase its stock according to Rule 10b5-1(c)(l) and to the extend applicable to Rule 10b-18 under the Securities and Exchange Act of 1934. The agreement was terminated on February 29, 2012. On June 14 and August 2, 2012, the Company entered into two similar agreements which were terminated on July 11, and on October 15, 2012, respectively. The Company repurchased and retired 154,091 shares up to December 31, 2011 for an aggregate cost of $1,187, and additional shares of 853,607 in 2012 for an additional cost of $6,044. No such agreement was in effect for 2013.

12.           Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

	2013	2012	2011
Voyage Expenses
Bunkers	$(62)	$(2,149)	$(1,663)
Commissions charged by third parties	7,939	10,273	11,963
Miscellaneous	242	150	297
Total	$8,119	$8,274	$10,597

Vessel Operating Expenses
Crew wages and related costs	$45,451	$37,351	$31,497
Insurance	6,438	4,747	4,369
Spares and consumable stores	14,825	14,996	12,686
Repairs and maintenance	5,548	6,609	5,903
Tonnage taxes (Note 15)	1,040	361	318
Other operating expenses	3,909	2,229	602
Total	$77,211	$66,293	$55,375

13.           Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2012	2011
Interest expense	$7,600	$7,021	$4,494
Amortization of financing costs	473	379	278
Commitment fees and other costs	67	218	152
Total	$8,140	$7,618	$4,924

14.           Earnings / (Loss) per Share

All shares issued (including the restricted shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings / (loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method.

For 2013 and on the basis that the Company incurred losses, the effect of any incremental shares would be anti-dilutive and therefore basic and diluted loss per share is the same.

For 2012 and 2011, the denominator of the diluted earnings per share calculation includes 0 and 42,574 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

	2013		2012		2011
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income / (loss)	$(21,205)	$(21,205)	$54,639	$54,639	$107,497	$107,497
Weighted average number of basic shares outstanding	81,328,390	81,328,390	81,083,485	81,083,485	81,081,774	81,081,774
Incremental shares	-	-	-	-	-	42,574
Weighted average number of diluted common shares outstanding	-	81,328,390	-	81,083,485	-	81,124,348
Earnings / (loss) per share	$(0.26)	$(0.26)	$0.67	$0.67	$1.33	$1.33

15.           Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 12).

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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2013, 2012 and 2011 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2013, 2012 and 2011, the Company would be subject to U.S. federal income tax of approximately $238, $289 and $217, respectively, in the absence of an exemption under Section 883.

16.           Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of long-term loan receivable from Diana Containerships also approximates its recorded value, due to its variable interest rate.

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

As of December 31, 2013 and 2012, the fair value of the swap resulted to a liability of $378 and $994, respectively, both separately presented in the accompanying consolidated balance sheets. For 2013, 2012, and 2011, the Company incurred from the swap loss amounting to $118, $518, and $737, respectively, and is separately presented as Loss from derivative instruments in the accompanying consolidated statements of operations. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

17.           Subsequent Events

(a)
New vessel construction contract: On January 8, 2014 the Company, through its new subsidiary Houk Shipping Company Inc., signed a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel for a contract price of US$28,825. The Company expects to take delivery of the vessel in 2016.

(b)
Loan agreement: On January 9, 2014, Taka and Fayo both entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for which a commitment letter had been signed in 2013 (Note 9) for a loan facility of up to $18,000 for the vessels "Melite" and "Artemis". The loan was drawn on January 13, 2014 and the Company paid a non-refundable arrangement fee of $135 on signing the agreement.

(c)
Issuance of redeemable preferred stock: On February 24, 2014, the Company completed a public offering of 2,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, at $25.00 per share. The net proceeds from the offering (after the underwriting discount and other offering expenses payable by the Company) are expected to be $62,590.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

(d)
Annual Incentive Bonus: On February 17, 2014 the Company's Board of Directors approved a cash bonus of $1,082, net of taxes and other withholdings, to all employees and executive management of the Company and 550,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's equity incentive plan. The fair value of the restricted shares is estimated at $6,859 and will be recognized in income ratably over three years, which is the restricted shares' vesting period.

(e)
Vessel delivery: On February 20, 2014, the Company took delivery of hull H2528, named "Crystalia", which was under construction at the China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd (Note 5).

(f)
Diana Enterprises Inc.: On March 4, 2014, the Brokerage Services Agreement between DSS and Diana Enterprises (Note 4(c)) was terminated and replaced by a new agreement. Diana Enterprises will continue to provide brokerage services for a period of fifteen months starting from January 1, 2014 and for a revised monthly fee of $104 payable quarterly in advance.