Form 20-F
period 2014-12-31
DIANA SHIPPING INC.
filed 2015-03-25
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from____________to____________
 OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

As of December 31, 2014, there were 81,859,821 shares of the registrant's common stock outstanding

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3.D.—Risk Factors," important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or labor disruptions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I
Item 1.                          Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                          Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                          Key Information

A.             Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2014, 2013, 2012, 2011 and 2010 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$175,576	$164,005	$220,785	$255,669	$275,448
Other revenues	-	447	2,447	1,117	-
Voyage expenses	10,665	8,119	8,274	10,597	12,392
Vessel operating expenses	86,923	77,211	66,293	55,375	52,585
Depreciation and amortization of deferred charges	70,503	64,741	62,010	55,278	53,083
General and administrative expenses	26,217	23,724	24,913	25,123	25,347
Foreign currency gains	(528)	(690)	(1,374)	(503)	(1,598)
Operating income / (loss)	(18,204)	(8,653)	63,116	110,916	133,639
Interest and finance costs	(8,427)	(8,140)	(7,618)	(4,924)	(5,213)
Interest and other income	3,627	1,800	1,432	1,033	920

	As of and for the
	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Loss from derivative instruments	68	(118)	(518)	(737)	(1,477)
Income / (loss) from investment in Diana Containerships Inc.	12,668	(6,094)	(1,773)	1,207	-
Net income / (loss)	$(10,268)	$(21,205)	$54,639	$107,495	$127,869

Loss assumed by non controlling interests	$-	$-	$-	$2	$910

Preferred dividends	$(5,080)	$-	$-	$-	$-

Net income / (loss) attributed to Diana Shipping Inc.	$(15,348)	$(21,205)	$54,639	$107,497	$128,779

Earnings / (loss) per common share, basic	$(0.19)	$(0.26)	$0.67	$1.33	$1.60

Earnings / (loss) per common share, diluted	$(0.19)	$(0.26)	$0.67	$1.33	$1.59

Weighted average number of common shares, basic	81,292,290	81,328,390	81,083,485	81,081,774	80,682,770

Weighted average number of common shares, diluted	81,292,290	81,328,390	81,083,485	81,124,348	80,808,232

Balance Sheet Data:
Cash and cash equivalents	$218,901	$240,633	$446,624	$416,674	$345,414
Total current assets	238,234	251,868	466,986	432,691	354,649
Vessels' net book value	1,373,133	1,320,375	1,211,138	1,046,719	1,160,850
Property and equipment, net	23,887	22,826	22,774	21,659	21,842
Total assets	1,787,122	1,701,981	1,742,802	1,604,471	1,585,389
Total current liabilities	98,092	62,297	61,477	48,095	32,510
Deferred revenue, non-current portion	-	-	-	-	4,227
Long-term debt (including current portion), net of deferred financing costs	484,256	431,557	459,112	373,338	383,623
Total stockholders' equity	1,282,226	1,253,392	1,266,424	1,208,878	1,169,930

Cash Flow Data:
Net cash provided by operating activities	$44,910	$67,400	$119,886	$154,230	$178,292
Net cash used in investing activities	(152,513)	(245,156)	(169,913)	(90,428)	(252,313)
Net cash provided by / (used in) financing activities	85,871	(28,235)	79,977	7,458	136,997

Fleet Data:
Average number of vessels (1)	37.9	33.0	27.6	23.6	22.9
Number of vessels at year-end	39.0	36.0	30.0	24.0	25.0
Weighted average age of dry bulk vessels at year-end (in years)	7.1	6.6	6.0	6.3	5.4
Weighted average age of containerships at year-end (in years)	-	-	-	-	0.6

	As of and for the
	Year Ended December 31,
	2014	2013	2012	2011	2010

Ownership days (2)	13,822	12,049	10,119	8,609	8,348
Available days (3)	13,650	12,029	9,998	8,474	8,208
Operating days (4)	13,564	11,944	9,865	8,418	8,180
Fleet utilization (5)	99.4%	99.3%	98.7%	99.3%	99.7%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$12,081	$12,959	$21,255	$28,920	$32,049
Daily vessel operating expenses (7)	6,289	6,408	6,551	6,432	6,299

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$175,576	$164,005	$220,785	$255,669	$275,448
Less: voyage expenses	(10,665)	(8,119)	(8,274)	(10,597)	(12,392)

Time charter equivalent revenues	$164,911	$155,886	$212,511	$245,072	$263,056

Available days	13,650	12,029	9,998	8,474	8,208
Time charter equivalent (TCE) rate	$12,081	$12,959	$21,255	$28,920	$32,049

(7)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, more than half of our vessels are scheduled to come off of their current charters in 2015, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. The BDI recorded a 25-year record low of 509 in February 2015 and has since increased to 591 as of March 20, 2015. There can be no assurance that the dry bulk charter market will not decrease further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including recent turmoil and hostilities in the Middle East and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our earnings, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP remains below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our earnings and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing loan and credit facilities on acceptable terms which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions continue to be volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing loan and credit facilities, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, earnings and cash flow.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing due to the high level of new deliveries in the last few years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through the end of 2014. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, more than half of our vessels are scheduled to come off of their current charters in 2015, based on their earliest redelivery date, for which we may be seeking new employment.

World events could affect our earnings and financial condition.

Continuing conflicts and recent developments in the Middle East, North Africa and Ukraine, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Any of these occurrences could have a material adverse impact on our operating results.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Certain of our charterers or other parties that we have entered into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and European Union and / or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels could be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

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

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

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

The market values of our vessels are at relatively low levels compared to historical averages.  As at December 31, 2014, we believe we are in compliance with all of the covenants of our credit facilities. If we are not in compliance with our credit facilities or are unable to obtain waivers, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and our ability to pay dividends.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters of up to 61 months. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends.

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

As at December 31, 2014 we had a $50 million loan facility with and owned approximately 26.34% of Diana Containerships Inc., or Diana Containerships, which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates; the reduction in demand for container shipping due to the recent global economic recession; increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade; and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships and could adversely affect our financial condition.

Our earnings, and the payment of dividends, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters. However, as part of our business strategy, the majority of our vessels are currently fixed on time charters ranging in duration from 11 months to 61 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Since the completion of our initial public offering in March 2005, we have increased our fleet to 40 vessels in operation, and we expect to take delivery of three newbuilding vessels in 2016. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We cannot assure you that we will be able to borrow amounts under our credit and loan facilities and restrictive covenants in our credit and loan facilities may impose financial and other restrictions on us.

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2014, we had $486.0 million outstanding under our facilities. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit and loan facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	pay dividends if we do not repay amounts drawn under our loan facilities, if there is a default under the loan facilities or if the payment of the dividend would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer, Mr. Andreas Michalopoulos; and our Chief Operating Officer, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers or other members of our management team.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 40 vessels in operation, having a combined carrying capacity of 4.6 million dead weight tons, or dwt, and a weighted average age of 7.0 years as of March 20, 2015, and we have shipbuilding contracts for the construction of three additional vessels. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but currently incur around half of our operating expenses and our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Because a significant portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2014, approximately 55% of our revenues derived from four charterers. During 2013, approximately 58% of our revenues derived from four charterers. During 2012, approximately 40% of our revenues derived from three charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2014 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2014 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See Item 10.E "Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See Item 10.E "Taxation – United States Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

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

In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series B Preferred Shares, which rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common stock unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares for all prior and the then-ending dividend periods. Cumulative dividends on our Series B Preferred Shares accrue at a rate of 8.875% per annum per $25.00 stated liquidation preference per Series B Preferred Share, subject to increase upon the occurrence of certain events, and are payable, as and if declared by our board of directors, on January 15, April 15, July 15 and October 15 of each year, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein.

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

As of the date of this annual report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 16,157,371 shares, or approximately 19.6% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7.A. Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2014, 81,859,821 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

We pay quarterly dividends on our Series B Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay on our Series B Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate.

The amount of cash we have available for dividends on our Series B Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series B Preferred Shares depends on many factors, including the following:

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

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

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

Our Series B Preferred Shares are subordinated to all of our existing and future indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our amended and restated articles of incorporation currently authorize the issuance of up to 25,000,000 preferred shares, par value $0.01 per share. Of these preferred shares, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under "Item 10. Additional Information—B.  Memorandum and Articles of Association" and 5,000,000 shares have been designated Series B Preferred Shares. The Series B Preferred Shares are senior in rank to the Series A Participating Preferred Shares. The issuance of additional Series B Preferred Shares or other preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares. The Series B Preferred Shares do not contain any provisions affording the holders of our Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Shares, so long as the rights of our Series B Preferred Shares are not directly materially and adversely affected.

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

Item 4.                          Information on the Company

A.            History and development of the Company

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company's articles of incorporation were amended. Under the amended and restated articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Marshall Islands.  Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Bulk Carriers (USA) LLC, established in September 2006, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Business Development and Capital Expenditures and Divestitures

In March 2012, we entered into, through two of our wholly owned subsidiaries, shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd, for the construction of two ice class Panamax dry bulk carriers for the contract price of $29.0 million each. One of the vessels, the Crystalia, was delivered on February 20, 2014 and the other vessel the Atalandi, was delivered on May 12, 2014.

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

In 2012, we acquired the Melia, a Panamax dry bulk carrier, built in 2005, for $20.7 million, delivered in May 2012; the Amphitrite, a new built Post-Panamax dry bulk carrier, for $25.0 million, delivered in August 2012; the Polymnia, a new built Post-Panamax dry bulk carrier, for $24.6 million, delivered in November 2012; and we also entered into an agreement to acquire the Myrto, a Kamsarmax dry bulk carrier, for $26.5 million, which was built and delivered to us in January 2013.

In 2013, we took delivery of the Maia, a Kamsarmax dry bulk carrier, built in 2009, which we acquired at an auction for $19.7 million; the Baltimore, a 2005 built Capesize dry bulk carrier, which we acquired for $26.8 million; the Artemis, a 2006 built Panamax dry bulk carrier, which we acquired for $20.2 million; the Myrsini, a 2010 built Kamsarmax dry bulk vessel, which we acquired in a bid offer for $22.7 million; and the P.S. Palios, a 2013 built Capesize dry bulk vessel of, which we acquired for $52.0 million.

On May 17, 2013, we entered, through two separate wholly owned subsidiaries, into two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for the construction of two Newcastlemax dry bulk vessels for a contract price of $48.7 million each. We expect to take delivery of the two vessels in 2016.

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million, the drawdown of which was completed on August 20, 2013.

On May 24, 2013, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $30.0 million with The Export-Import Bank of China having a majority interest and DNB Bank ASA, as agent, to partly finance, after delivery, the construction cost of our two newbuilding Ice Class Panamax dry bulk carriers, named Crystalia and Atalandi, which we drew down on May 22, 2014.

On June 18, 2013, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschäft ("Deutsche Bank"), and on June 20, 2013, we completed the drawdown of $18.0 million in order to partially finance the acquisition costs of the Myrto and the Maia, both delivered earlier in 2013. On the same date, our wholly owned subsidiary, Bikini Shipping Company Inc., entered into a supplemental agreement with Deutsche in order to amend the terms of its loan agreement dated October 9, 2009 with respect to the cross collateralization of the New York with Maia and Myrto. The agreement between Deutsche Bank and Bikini was terminated on March 10, 2015 following full repayment of the outstanding loan balance and on March 20, 2015, we prepaid the outstanding indebtedness under the loan agreement for Myrto and Maia, of $15.8 million.

On August 8, 2013, Diana Shipping Services S.A., or DSS, our wholly-owned subsidiary, was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million which was fully settled in two installments, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice.  In addition, the sentence includes a requirement to maintain an enhanced system subject to independent audit for managing waste oils on vessels managed by DSS.

On November 26, 2013, the charterers of the Houston terminated the charter earlier than the termination date determined under the terms of the charter party and redelivered the vessel. We were awarded damages in arbitration proceedings against the charterers seeking to recover the losses resulting from the early termination. Following the publication of the award, the charterers filed for a creditors' voluntary liquidation in Hong Kong and we have filed our claim in the liquidation in Hong Kong.

On January 8, 2014, we entered, through a separate wholly-owned subsidiary, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., and since April 21, 2014 with Sumec Marine Co., Ltd., pursuant to an addendum, for the construction of a Kamsarmax dry bulk vessel for a contract price of $28.8 million. We expect to take delivery of the vessel in 2016.

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

On February 24, 2014, we completed a public offering of 2,600,000 shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share at $25.00 per share. We received net proceeds from the offering of $62.7 million, net of underwriting discount and offering expenses.

On May 22, 2014, our Board of Directors authorized a share repurchase plan for up to $100 million of our common shares of which, until the date of this annual report, we repurchased and retired 3,259,353 shares at the aggregate cost of $28.0 million and an average price of $8.6 per share.

On June 24, 2014, we, through a separate wholly-owned subsidiary, entered into a Memorandum of Agreement to acquire from an unaffiliated third party the G. P. Zafirakis" a new-building Capesize dry bulk vessel, built by Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd., Qingdao, People's Republic of China, for a purchase price of $58.0 million. The vessel was delivered on August 20, 2014.

On July 29, 2014, we purchased 15,936,255 shares of the common stock of Diana Containerships for an aggregate purchase price of $40.0 million, increasing our ownership in Diana Containerships to 26.34%.

On December 8, 2014, we, through a separate wholly-owned subsidiary, entered into a Memorandum of Agreement to acquire from an unaffiliated third party the Santa Barbara, a new-building Capesize dry bulk vessel, built by Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd., Qingdao, People's Republic of China, for a purchase price of $50.0 million. The vessel was delivered on January 12, 2015.

On December 18, 2014, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $55.0 million with BNP Paribas to re-finance part of the acquisition cost of the G.P. Zafirakis and P.S. Palios. We completed the drawdown of $53.5 million on December 19, 2014.

In December 2014, DSS acquired jointly with two other related entities, from unrelated individuals, a plot of land for an aggregate purchase price of €2.0 million or $2.5 million (based on the exchange rate of $ to Euro as of the date of acquisition). DSS paid 1/3 of the purchase price amounting to $0.9 million, including additional purchase costs incurred. The plot is under the common ownership of the joint purchasers.

On February 27, 2015 we entered into a commitment letter with Danish Ship Finance for a loan facility of $30.0 million to finance part of the acquisition cost of vessel Santa Barbara, subject to signing the loan agreement by May 01, 2015. On March 12, 2015, ABN AMRO Bank NV offered a term sheet, valid until March 27, 2015, for a loan of up to $53.0 million to refinance the acquisition cost of New York, Maia and Myrto.

On March 17, 2015, we entered into, through eight separate wholly-owned subsidiaries, a term loan facility of up to $110.0 million with Nordea Bank to refinance the existing agreements we had with the bank for working capital and general corporate purposes. We completed the drawdown of $93.1 million on March 19, 2015 and we fully repaid all outstanding indebtedness with the bank at that date.

Please see "Item 5.B Liquidity and Capital Resources" for a discussion of our loan facilities.

B.            Business overview

We are a global provider of shipping transportation services.  We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our operating fleet consists of 40 dry bulk carriers, of which 20 are Panamax, three are Kamsarmax, three are Post-Panamax, twelve are Capesize and two are Newcastlemax vessels, having a combined carrying capacity of approximately 4.6 million dwt. In addition, we expect to take delivery of three vessels under construction in 2016.

As of December 31, 2014, our fleet consisted of 39 vessels of which 20 Panamax, three Kamsarmax, three Post-Panamax, eleven Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 4.4 million dwt, and a weighted average age of 7.1 years. In addition, we had three vessels under construction which we expect to take delivery of in 2016 and we had agreed to acquire Santa Barbara, delivered in January 2015.

As of December 31, 2013, our fleet consisted of 36 vessels of which 18 Panamax, three Kamsarmax, three Post-Panamax, ten Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 4.1 million dwt, and a weighted average age of 6.6 years, excluding four vessels we had under construction.

As of December 31, 2012, our fleet consisted of 30 vessels of which 17 Panamax, three Post-Panamax, eight Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 3.4 million dwt, and a weighted average age of 6.0 years, excluding two vessels under construction and the Myrto which was delivered in January 2013.

During 2014, 2013 and 2012, we had a fleet utilization of 99.4%, 99.3% and 98.7%, respectively, our vessels achieved daily time charter equivalent rates of $12,081, $12,959 and $21,255, respectively, and we generated revenues of $175.6 million, $164.0 million and $220.8 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 24, 2015.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	DANAE	A	$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	16-Jan-15
			$7,650	3.75%	Glencore Grain B.V., Rotterdam	16-Jan-15	16-Dec-15 - 16-Mar-16
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	12-Oct-15 - 27-Feb-16
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	25-Nov-15 25-Feb-16
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	11-Apr-15 - 21-May-15	1
	2001 75,247
5	TRITON	A	$9,250	5.00%	Glencore Grain B.V., Rotterdam	24-Oct-14	24-Sep-15 - 24-Dec-15
	2001 75,336
6	OCEANIS	A	$9,000	5.00%	Glencore Grain B.V., Rotterdam	19-Jun-14	22-Mar-15
			$4,500	5.00%		22-Mar-15	11-May-15
			$7,200	5.00%		11-May-15	22-Feb-16 - 22-May-16
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	1-Jul-15 - 1-Dec-15
	2004 73,583
8	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	27-Mar-15	1,2
	2004 73,630
9	CALIPSO	B	$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15 - 29-Aug-15
	2005 73,691

10	CLIO	B	$8,600	4.75%	Cargill International S.A., Geneva	22-Aug-13	22-May-15 - 22-Aug-15
	2005 73,691
11	NAIAS	B	$8,500	5.00%	Bunge S.A., Geneva	3-Sep-14	4-Jul-15 - 4-Oct-15
	2006 73,546
12	ARETHUSA	B	$8,250	5.00%	Glencore Grain B.V., Rotterdam	20-Nov-14	5-Mar-15
			$7,100	5.00%		5-Mar-15	5-Feb-16 - 5-May-16
	2007 73,593
13	ERATO	C	$8,500	5.00%	RWE Supply & Trading GmbH, Essen	27-Nov-14	14-Jan-15
			$8,000	5.00%	Langlois Enterprises Ltd.	17-Jan-15	9-Mar-15
			$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	9-Feb-16 - 9-May-16
	2004 74,444
14	CORONIS	C	$11,550	5.00%	Oberon Holdings Limited	12-Jun-14	12-May-15 - 12-Aug-15
	2006 74,381
15	MELITE	D	$7,250	5.00%	Glencore Grain B.V., Rotterdam	29-Jan-15	29-Sep-15 - 29-Jan-16	3
	2004 76,436
16	MELIA	D	$12,000	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	10-May-14	10-Apr-15 - 10-Jul-15	4
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	26-Jun-15 - 26-Oct-15
	2006 76,942
18	LETO		$11,350	4.75%	Cargill International S.A., Geneva	19-Jul-14	19-Jun-15 - 19-Sep-15	5
	2010 81,297
19	CRYSTALIA	E	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	21-Aug-15 - 21-Nov-15
	2014 77,525
20	ATALANDI	E	$13,500	5.00%	Glencore Grain B.V., Rotterdam	13-May-14	13-Apr-15 - 18-Apr-15	1
	2014 77,529
	Kamsarmax Bulk Carriers
21	MAIA	F	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	29-Sep-14	29-Sep-15 - 29-Jan-16
	2009 82,193
22	MYRSINI	F	$15,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	12-Feb-14	18-Feb-15	6
			$8,250	4.75%		18-Feb-15	18-Dec-15 - 18-Apr-16
	2010 82,117
23	MYRTO	F	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	5-Jan-15
			$9,850	5.00%	Glencore Grain B.V., Rotterdam	5-Jan-15	5-Dec-15 - 5-Mar-16
	2013 82,131

	Post-Panamax Bulk Carriers
24	ALCMENE		$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	28-Feb-15	7,8
			$6,000	5.00%	Topsail Shipping Co., Limited Hong Kong	15-Mar-15	30-Mar-15	9
	2010 93,193
25	AMPHITRITE		$11,300	5.00%	Bunge S.A., Geneva	15-Aug-14	15-Jul-15 - 15-Oct-15
	2012 98,697
26	POLYMNIA		$7,600	5.00%	Bunge S.A., Geneva	16-Jan-13	3-Jan-15	10
			$7,500	5.00%	Vroon Dry Cargo Chartering B.V., Breskens	17-Jan-15	17-Oct-15 - 17-Feb-16	11
	2012 98,704
	Capesize Bulk Carriers
27	NORFOLK		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	4-Mar-15	6,12
			$10,250	4.75%		4-Mar-15	4-Apr-16 - 4-Aug-16
	2002 164,218
28	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
29	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
30	SALT LAKE CITY		$16,200	5.00%	Kawasaki Kisen Kaisha, Ltd., Tokyo	23-Nov-14	7-Feb-15
			BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
31	SIDERIS GS	G	$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	21-Feb-15
			$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Feb-15	22-Dec-15 - 22-Apr-16
	2006 174,186
32	SEMIRIO	G	$14,000	4.75%	Cargill International S.A., Geneva	19-Mar-13	20-Feb-15
			$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	20-Feb-16 - 20-Jun-16
	2007 174,261
33	BOSTON	G	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15 - 8-Feb-16	6
	2007 177,828
34	HOUSTON	G	$20,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	3-Dec-13	4-Jan-15	6
			$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	4-Jan-16 - 4-Apr-16
	2009 177,729

35	NEW YORK	G	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	17-Feb-16 - 17-Jun-16	6
	2010 177,773
36	P. S. PALIOS		$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15 - 31-Dec-15
	2013 179,134
37	G. P. ZAFIRAKIS	H	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16 - 23-Jun-16
	2014 179,492
38	SANTA BARBARA	H	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	13-Jan-15	13-Dec-15 - 13-Mar-16
	2015 179,426
	Newcastlemax Bulk Carriers
39	LOS ANGELES	I	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
40	PHILADELPHIA	I	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
41	HULL DY6006		-	-	-	-	- - -	13
	2016 82,000
42	HULL H2548	J	-	-	-	-	- - -	13
(tbn. SAN FRANCISCO)
	2016 208,500
43	HULL H2549	J	-	-	-	-	- - -	13
(tbn. NEWPORT NEWS)
	2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Based on latest information.
2 On October 14, 2014, the Company signed an addendum, extending the initially agreed maximum redelivery date by a month. On December 15, 2014, the Company agreed to further extend the maximum redelivery date till April 14, 2015.

3 Vessel on scheduled drydocking from December 30, 2014 to January 22, 2015.
4 Vessel off-hire for drydocking from January 15, 2015 to February 5, 2015.
5 Vessel off-hire for drydocking from February 7, 2015 to February 18, 2015.
6 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
7 In February 2015, owners and charterers mutually agreed to extend the optional period.
8 Vessel on scheduled drydocking from February 28, 2015 to March 15, 2015.
9 Redelivery date based on an estimated time charter trip duration of about 15 days.

10 Prior to October 12, 2013, chartered to Augustea Bunge Maritime Limited, Malta.
11 Charter includes a one time gross ballast bonus payment of US$237,500.
12 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to February 18, 2015. From then onwards, owners and charterers mutually agreed to further extend the optional period.

13 Year of delivery and dwt are based on shipbuilding contract.

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

Pursuant to the Broker Services Agreement, dated June 1, 2010, DSS appointed Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, as broker to assist it in providing services to us for an annual fee of $1.7 million. In February 2012, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement for the provision of brokerage services, for an increased commission of $2.4 million per year, paid quarterly at the beginning of each quarter and with a retroactive effect from January 1, 2012. On March 15, 2013, the agreement between DSS and Diana Enterprises was terminated and replaced by a new agreement providing for a monthly fee of $0.2 million payable quarterly at the beginning of each quarter and with a retroactive effect from March 1, 2013. On March 4, 2014, this agreement was terminated and replaced by an agreement having a term of fifteen months with retroactive effect from January 1, 2014 and a reduced monthly fee of $104,166, payable every quarter in advance. On April 9, 2014 this agreement was terminated and replaced by an agreement between DSI and Diana Enterprises, all other terms being the same, with effect from July 1, 2014 and until March 31, 2015.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., EDF Trading Ltd, RWE Supply and Trading Gmbh, Clearlake Shipping Pte Ltd. During 2014, four of our charterers accounted for 55% of our revenues; EDF Trading (15%), Cargill International S.A., (18%), RWE Supply. (10%) and Clearlake (12%).  During 2013, four of our charterers accounted for 58% of our revenues; EDF Trading (19%), Cargill International S.A., (17%), Shagang Shipping Co. (11%) and Nippon Yusen Kaisha, Tokyo (11%). During 2012, three of our charterers accounted for 40% of our revenues; EDF Trading (10%), Cargill International S.A., (18%) and Corus UK Limited (12%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2014, we paid commissions that have ranged from 3.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters, we have fixed the majority of our vessels on long-term time. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2012, the BDI ranged from a high of 1624 in January to a low of 647 in February. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December.  In 2014, the BDI ranged from a high of 2113 in January to a low of 723 in July. On March 20, 2015, the BDI stood at 591.

Vessel Prices

As of the end of 2014, dry bulk vessel values decreased as compared to 2013. Consistent with these trends, the market value of our dry bulk carriers had also decreased. As charter rates and vessel values remain at low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:
•	We own a modern, high quality fleet of dry bulk carriers. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•	Our fleet includes ten groups of sister ships. We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.
•	We have an experienced management team. Our management team consists of experienced executives who each have, on average, more than 29 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has more than 40 years of experience in the shipping industry.
•	Internal management of vessel operations. We conduct all of the commercial and technical management of our vessels in-house through DSS. We believe having in-house commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels.
•	We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.
•	We have a strong balance sheet and a relatively low level of indebtedness. We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our loan facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessels Amphitrite and Polymnia made four port calls to Iran in 2014 for a combined length of 98 days. The vessel Amphitrite made calls to the port of Bandar Imam Khomeini on March 16, 2014, on September 26, 2014 and on December 29, 2014, discharging corn, and remained in the port of Bandar Imam Khomeini for 41 days in the aggregate.  The vessel Polymnia made a call to the port of Bandar Imam Khomeini on December 29, 2013, discharging maize, and remained in the port of Bandar Imam Khomeini during 2014 for 57 days.  During this time the Amphitrite was on time charter to Bunge S.A. at a gross rate $10,000 and $11,300 per day and the Polymnia was on time charter to Bunge S.A. at a gross rate of $7,600 per day. Our aggregate gross revenue attributable to these 98 days of port calls was approximately $0.9 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls.  Our charter party agreements for the Amphitrite and Polymnia restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the Amphitrite, Polymnia or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which has been further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea and certain coastal areas of North America have been so designated.  .Furthermore as of January 1, 2014 the applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. As of January 1, 2015, all vessels operating within ECAs worldwide must comply with 0.10% sulfur requirements. Effective July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Emission Control Areas was 1%. On July 15, 2011, the European Commission also adopted a proposal for an amendment to Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulphur limits.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover, among other marine risks, the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax, Kamsarmax and Post-Panamax vessels and $150,000 per vessel per incident for Capesize and Newcastlemax vessels.

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

D.            Property, plants and equipment

Since October 8, 2010, DSS owns the land and the building where we have our principal offices in Athens, Greece and in December 2014, DSS acquired a plot of land jointly with two other related entities from unrelated individuals for an aggregate purchase price of approximately $2.5 million, of which DSS paid one-third, amounting to $0.9 million. Other than this interest in real property, our only material properties are the vessels in our fleet.

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

A.            Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the majority of our vessels are employed on time charters ranging in duration from 11 to 61 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

•	TCE rates. We define Time Charter Equivalent, or TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
Ownership days	13,822	12,049	10,119
Available days	13,650	12,029	9,998
Operating days	13,564	11,944	9,865
Fleet utilization	99.4%	99.3%	98.7%
Time charter equivalent (TCE) rate (1)	$12,081	$12,959	$21,255

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Currently, all vessels in our fleet are employed on time charters, unless they are on drydock. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2010, our revenues have decreased due to the decrease in the charter rates. In 2014 charter rates continued to decline; however revenue increased due to the enlargement of our fleet. For 2015, we expect our revenues to remain at current levels, or decrease due to further decreases in charter rates.

Voyage Expenses

We incur voyage expenses that mainly include commissions and bunker (fuel oil) expenses (or income) because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers, port and canal charges.

When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker expenses, or income, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices.

We currently pay commissions ranging from 3.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. During 2010 and until January 18, 2011, Diana Containerships also paid our fleet manager a commission of 1%, which was eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011 and until March 1, 2013 when the management agreements between DSS and Diana Containerships were terminated, the 1% commission paid by Diana Containerships constituted revenue of DSS. For 2015, we expect our voyage expenses to remain at current levels, or decrease, in line with our expectation for our time charter revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. For 2015, we expect our operating expenses to increase as a result of the enlargement of our fleet. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. Since January 1, 2013, we increased the salvage value of all of our vessels from $150 per lightweight ton to $250 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $150 value was not considered representative. For 2015, we expect depreciation expense to increase as a result of the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. For 2015, we expect our general and administrative expenses to remain at current levels.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt.  As of December 31, 2014 and 2013, we had $486.0 million and $433.1 million of indebtedness outstanding, respectively. We incur interest expense and financing costs relating to our outstanding debt. Currently, our debt amounts to $492.4 million and we expect to incur additional debt in 2015. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2015, we expect interest and finance expenses to increase as a result of increased indebtedness.

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

Based on: (i) the carrying value of each of our vessels as of December 31, 2014 and 2013, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2014 and 2013, the aggregate carrying value of 27 and 18 of the vessels in our fleet as of December 31, 2014 and 2013, respectively, exceeded their aggregate charter-free market value by approximately $501 million and $410 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2014 and 2013, on charter free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 27 and 18 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2014		2013
1	Alcmene	93,193	2010	34.5	*	36.0	*
2	Alcyon	75,247	2001	10.3		10.9
3	Aliki	180,235	2005	74.5	*	79.1	*
4	Amphitrite	98,697	2012	23.0		23.9
5	Arethusa	73,593	2007	25.4	*	26.8	*
6	Artemis	76,942	2006	19.1	*	20.1
7	Atalandi	77,529	2014	30.6	*
8	Baltimore	177,243	2005	26.0		27.3
9	Boston	177,828	2007	80.1	*	84.2	*
10	Calipso	73,691	2005	13.7		14.4
11	Clio	73,691	2005	14.0		14.8
12	Coronis	74,381	2006	27.9	*	29.4	*
13	Crystalia	77,525	2014	30.3	*
14	Danae	75,106	2001	12.0	*	12.8
15	Dione	75,172	2001	11.8	*	12.6
16	Erato	74,444	2004	25.0	*	26.5	*
17	GP Zafirakis	179,492	2014	57.6	*
18	Houston	177,729	2009	50.8	*	53.1	*
19	Leto	81,297	2010	28.6	*	29.8	*
20	Los Angeles	206,104	2012	53.7	*	55.8	*
21	Maia	82,193	2009	19.0		19.8
22	Melia	76,225	2005	18.1	*	19.1
23	Melite	76,436	2004	26.8	*	28.5	*
24	Myrsini	82,117	2010	21.8		22.7
25	Myrto	82,131	2013	24.9		25.8
26	Naias	73,546	2006	27.0	*	28.5	*
27	New York	177,773	2010	51.8	*	54.0	*
28	Nirefs	75,311	2001	10.3		11.0
29	Norfolk	164,218	2002	89.4	*	95.9	*
30	Oceanis	75,211	2001	10.5		11.2
31	Philadelphia	206,040	2012	54.5	*	56.6	*
32	Polymnia	98,704	2012	22.9		23.8
33	Protefs	73,630	2004	13.4	*	14.1
34	PS Palios	179,134	2013	50.1	*	52.0
35	Salt Lake City	171,810	2005	115.6	*	122.5	*
36	Semirio	174,261	2007	69.8	*	73.5	*
37	Sideris GS	174,186	2006	63.0	*	66.4	*
38	Thetis	73,583	2004	24.8	*	26.3	*
39	Triton	75,336	2001	10.5		11.2
	Total	4,390,984		1,373.1		1,320.4

_______________________________
*Indicates dry bulk vessels for which we believe, as of December 31, 2014 and 2013, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $501 million and $410 million, respectively.

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

Voyage expenses, primarily consisting of commissions, are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.
All vessel operating expenses are expensed as incurred.

Prepaid Charter Revenue

The Company records identified assets associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. We test such assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$24,517	$11,958
Capesize/Newcastlemax	$44,875	$19,866

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated a reduction of approximately 33% in the time charter rates or 27% of off hire days (other than for dry docking and special surveys) to result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$12,028	98.3	$10,611	105.8	$14,211	-
Capesize/Newcastlemax	$21,777	298.5	$17,074	365.8	$20,225	334.3

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

Results of Operations

Year ended December 31, 2014 compared to the year ended December 31, 2013

Time Charter Revenues.    Time charter revenues increased by $11.6 million, or 7%, to $175.6 million in 2014, compared to $164.0 million in 2013. The increase was due to a 15% increase of our ownership days resulting from the delivery of the Myrto, at the end of January 2013; the Maia, in February 2013; the Baltimore, in June 2013; the Artemis, in August 2013; the Myrsini, in October 2013; the PS Palios, in December 2013, the Crystalia, in February 2014; the Atalandi, in May 2014 and the GP Zafirakis in August 2014. In 2014 we had total operating days of 13,564 and fleet utilization of 99.4%, compared to 11,944 total operating days and a fleet utilization of 99.3% in 2013. The increase was partly off-set by decreased revenues due to increased drydock days during the year for which our vessels did not earn revenue as they were not available for charter and by decreased time charter rates which resulted to a 7% decrease of our average charter rates from $12,959 in 2013 to $12,081 in 2014.

Voyage Expenses.    Voyage expenses increased by $2.6 million, or 32%, to $10.7 million in 2014 compared to $8.1 million in 2013. This increase in voyage expenses is primarily attributable to the increase in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues. Also, voyage expenses increased due to a loss from bunkers which amounted to $2.0 million in 2014, compared to a gain of $0.1 million in 2013, which was the result of the different bunker prices at redelivery of our vessels that entered into new charters during the year.

Vessel Operating Expenses.    Vessel operating expenses increased by $9.7 million, or 13%, to $86.9 million in 2014 compared to $77.2 million in 2013.  The increase in operating expenses is primarily attributable to the 15% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2014. The increase was also due to increased repairs and maintenance, taxes and environmental expenses and was partly offset by decreases in crew costs, insurances and other operating expenses. Daily operating expenses were $6,289 in 2014 compared to $6,408 in 2013, representing a 2% decrease.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges increased by $5.8 million, or 9%, to $70.5 million in 2014, compared to $64.7 million 2013. This increase was due to the enlargement of our fleet. Additionally, the increase in depreciation and amortization was partly offset by decreased amortization of deferred drydocking costs, mainly due to the termination of the amortization period for several vessels during 2013 that did not exist in 2014.

General and Administrative Expenses.    General and Administrative Expenses increased by $2.5 million, or 11%, to $26.2 million in 2014 compared to $23.7 million in 2013. The increase is mainly attributable to increased salaries due to the increase of office personnel.

Interest and Finance Costs.    Interest and finance costs increased by $0.3 million, or 4%, to $8.4 million in 2014 compared to $8.1 million in 2013. The increase is primarily attributable to higher average interest rates on increased average long term debt outstanding during 2014 compared to 2013. Interest expense in 2014 amounted to $7.8 million compared to $7.6 million 2013.

Interest and Other Income. Interest and other income increased by $1.8 million, or 100%, to $3.6 million in 2014 compared to $1.8 million in 2013. The increase is attributable to interest income and fees of $3.2 million in 2014 compared to $1.2 million in 2013, which derived from our loan agreement with Diana Containerships, dated May 20, 2013, pursuant to which $50.0 million were drawn by Diana Containerships on August 20, 2013. This increase was partly offset by decreased interest income on our cash at banks during 2014 mainly due to decreased levels of cash compared to last year.

Income / (loss) from Derivative Instruments. Income from derivative was $0.1 million in 2014 compared to loss of $0.1 million in 2013. The change was due to the decrease of realized loss in 2014 amounting to $0.3 million compared to $0.7 million in 2013 due to its maturity in May 2014. The unrealized gain was $0.4 million in 2014 compared to $0.6 million in 2013.

Income / (loss) from Investment in Diana Containerships Inc. Income from our investment in Diana Containerships Inc. amounted to $12.7 million in 2014 and was mainly due to the increase of our share ownership in Diana Containerships from 9.51% as at December 31, 2013 to 26.34% as at December 31, 2014, following our participation in a private offering in which we acquired additional shares for $40.0 million. This compared to a loss of $6.1 million in 2013, mainly due to impairment charges recorded by Diana Containerships during the previous year.

Year ended December 31, 2013 compared to the year ended December 31, 2012

Time Charter Revenues.    Time charter revenues decreased by $56.8 million, or 26%, to $164.0 million in 2013, compared to $220.8 million in 2012. The decrease was due to a 39% decrease of our average charter rates in 2013 compared to 2012. The decrease was partly off-set by a 19% increase of our ownership days resulting from the delivery of the Los Angeles in February 2012; the Philadelphia and Melia, both delivered in May 2012; the Amphitrite, delivered in August 2012; the Polymnia, delivered in November 2012; the Myrto, delivered in January 2013; the Maia, delivered in February 2013; the Baltimore, delivered in June 2013; the Artemis, delivered in August 2013; the Myrsini, delivered in October 2013; and the PS Palios, delivered in December 2013. In 2013 we had total operating days of 11,944 and fleet utilization of 99.3%, compared to 9,865 total operating days and a fleet utilization of 98.7% in 2012.

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

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.              Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, the construction of our new vessels, debt service and the payment of our preferred dividends. As at December 31, 2014 and 2013, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $140.1 million and $189.6 million, respectively.

We expect to fund the operations of our fleet, our working capital requirements, our payment of preferred dividends and the construction cost of vessels under construction with internally generated cash flow and with additional debt or equity.

Cash Flow

Cash and cash equivalents were $218.9 million as at December 31, 2014 compared to $240.6 million as at December 31, 2013.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. As at December 31, 2014 and 2013, cash and cash equivalents also include $19.5 million and $18.0 million, respectively, of such compensating cash balances not deemed to be sufficiently material to require segregation on the balance sheet.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $22.5 million, or 33%, to $44.9 million in 2014 compared to $67.4 million in 2013. The decrease was primarily attributable to the decrease in charter rates during the year, the increase in drydock days during which our vessels could not earn revenue and increase in expenses due to the enlargement of the fleet.

Net cash provided by operating activities decreased by $52.5 million, or 44%, to $67.4 million in 2013 compared to $119.9 million in 2012. The decrease was primarily attributable to the decrease in revenues due to the decrease in average rates, despite the enlargement of the fleet, and increase in expenses due to the enlargement of the fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $152.5 million for 2014, which consists of $111.7 million paid for predelivery installments for our three vessels under construction and the Crystalia and Atalandi, which were delivered in 2014, the acquisition of GP Zafirakis during the year, and the advance for the acquisition of the Santa Barbara, delivered in January 2015; $40.0 million for the acquisition of additional interest in Diana Containerships in a private offering; $0.8 million of dividends received from Diana Containerships during the year; and $1.6 million relating to the acquisition of property and equipment.

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

Net Cash Used In / Provided By Financing Activities

Net cash provided by financing activities was $85.9 million for 2014, which consists of $101.5 million of proceeds drawn under new loan facilities; $48.6 million of indebtedness that we repaid; and $0.5 million of financing costs we paid relating to our new loan agreements; $62.7 of proceeds from issuance of preferred stock, net of expenses; $3.9 of dividends paid on the preferred stock; and $25.3 payments for repurchase of common stock.

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

Loan Facilities

As at December 31, 2014, we had $486.0 million of long term debt outstanding under our facilities, which as of the date of this annual report decreased to $492.4, and consists of the balances of the below agreements.

Revolving credit facility

In February 2005, we entered into a $230.0 million secured revolving credit facility with the Royal Bank of Scotland, which was amended on May 24, 2006, to increase the facility amount to $300.0 million. The $300.0 million revolving credit facility was available in full until May 24, 2012. Since that date the available amount is reducing in semi-annual amounts of $15.0 million with a final reduction of $165.0 million together with the last semi-annual reduction on May 24, 2016. The credit facility bears interest ranging from 0.75% to 0.85% per annum over LIBOR.

The credit facility is secured by a first priority or preferred ship mortgage on 18 vessels of our fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event we breach certain covenants under the credit facility, including a shortfall in the hull cover ratio. The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity per each vessel in the fleet mortgaged under or financed through the credit facility and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Secured Term Loans:

In October 2009, our wholly owned subsidiary Gala Properties Inc., entered into a $40.0 million loan agreement with Bremer Landesbank ("Bremer") to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 19, 2019. The loan bears interest at Libor plus a margin of 2.15% per annum.

In October 2009, our wholly owned subsidiary Bikini Shipping Company Inc., ("Bikini") entered into $40.0 million a loan agreement with Deutsche Bank AG ("Deutsche") to partly finance the acquisition cost of the New York. The loan was repaid in full on March 10, 2015 and was repayable in 19 quarterly installments of $0.6 million and a 20th installment of $28.6 million. The loan bore interest at Libor plus a margin of 2.40% per annum.

On June 18, 2013, two of our wholly-owned subsidiaries, Tuvalu Shipping Company Inc. and Jabat Shipping Company Inc., entered into a loan agreement with Deutsche for a loan facility of $18.0 million to finance part of the acquisition cost of the Maia and the Myrto which were cross-collateralized with the New York. The loan was prepaid in full on March 20, 2015 and was repayable in 20 consecutive equal quarterly installments of approximately $0.4 million and a balloon payment of $10.5 million payable together with the final quarterly installment on June 20, 2018. The loan bore interest at LIBOR plus a margin of 3.0%.

In October 2010, our wholly owned subsidiaries, Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with Export-Import Bank of China and DnB NOR Bank ASA ("CEXIM and DnB") to finance part of the acquisition cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million, of which $72.1 million was drawn being 70% of the vessels' market value on delivery.

The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $ 12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On May 24, 2013, our wholly-owned subsidiaries, Erikub Shipping Company Inc. and Wotho Shipping Company Inc., entered into a loan agreement with CEXIM and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15.0 million for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250,000 and a balloon of $10.3 million payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

On September 13, 2011, our wholly owned subsidiary Bikar Shipping Company Inc. ("Bikar") entered into a loan agreement with Emporiki Bank of Greece S.A. ("Emporiki") for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank ("Credit Agricole"), entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On February 7, 2012, our wholly owned subsidiary Jemo Shipping Company Inc., ("Jemo") entered into an agreement with Nordea Bank ("Nordea"), for a loan facility of $16.1 million drawn down in February 2012, to partly finance the acquisition cost of the Leto. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia. On March 19, 2015, we prepaid in full all outstanding indebtedness under the loan facility. The Leto advance was repayable in 20 consecutive equal quarterly installments of $252,000 and a balloon payment of $11.1 million payable together with the final quarterly installment on February 7, 2017. The Melia advance of $10.3 million, drawn in June 2012, was repayable in 20 consecutive equal quarterly installments of $234,660 and a balloon of $5.6 million payable together with the last installment on May 7, 2017. The loan bore interest at LIBOR plus a margin of 2.5%.

On December 20, 2012, our wholly owned subsidiaries Palau Shipping Company Inc. and Guam Shipping Company Inc., entered into a new loan agreement with Nordea for an amount of $20.0 million, drawn down on December 21, 2012, to finance part of the acquisition cost of the Amphitrite and the Polymnia. On March 19, 2015, we prepaid in full all outstanding indebtedness under the loan facility which was repayable in 20 consecutive quarterly installments of $312,500 and a balloon installment of $13.8 million payable together with the last installment on December 21, 2017. The loan bore interest at LIBOR plus a margin of 2.9%.

On January 9, 2014, two of our wholly owned subsidiaries Taka Shipping Company Inc., and Fayo Shipping Company Inc., entered into a loan agreement with Commonwealth Bank of Australia, London Branch ("CBA"), for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A is repayable in 24 equal consecutive quarterly installments of $195,833 each; and a balloon of $3.8 million payable January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on January 13, 2022.

On December 18, 2014, two of our wholly owned subsidiaries Weno Shipping Company Inc., and Pulap Shipping Company Inc., entered into a loan agreement with BNP Paribas ("BNP"), for a loan facility of up to $55.0 million to finance part of the acquisition cost of the GP Zafirakis and the PS Palios, of which $53.5 million was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021.

On March 17, 2015, we entered into a loan facility with Nordea to refinance the existing agreements with the bank, described above, and to add additional vessels. On March 19, 2015, after repaying in full all outstanding indebtedness under the previous loan facilities with the bank, we drew down the amount of $93.1 million. The loan is repayable in 24 consecutive three-monthly installments of approximately $1.9 million being 1/50 of the loan amount and a balloon of $48.4 million payable together with the last installment on March 19, 2021. The loan bears interest plus a margin of 2.1% of LIBOR.

Under the secured long term debt agreements mentioned above, we currently have 18 vessels of the Company's fleet mortgaged with first preferred or second preferred ship mortgage, as applicable. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration of more than 12 months, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and a corporate guarantee by DSI (the "Guarantor"), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements and include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers or the Guarantor maintained in the bank accounts of the borrowers. Furthermore, certain of the Secured Term Loans contain cross default provisions and additionally the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default.

Commitments

On February 27, 2015, we signed a commitment letter with Danish Ship Finance for a loan facility of $30.0 million to partly finance the acquisition cost of the Santa Barbara, delivered in January 2015 which will be available until June 1, 2015.

On March 12, 2015, ABN AMRO Bank NV offered a term sheet for a loan facility of up to $53.0 million to partly re-finance the acquisition cost of the New York, Maia, and Myrto, subject to signing the loan agreement by May 01, 2015.

Currently, all of our vessels, except for four, have been provided as collateral to secure our credit facilities.

As of December 31, 2014 and currently, we believe we are in compliance with all covenants relating to our loan facilities.

As of December 31, 2014, 2013 and 2012 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement which was terminated in May 2014 was considered as an economic hedge agreement as it did not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2014 and 2013 the fair value of the swap was nil and $0.4 million, respectively. Also we incurred unrealized gain of $0.4 million in 2014, $0.6 million in 2013 and $36,495 in 2012. Realized loss was $0.3 million for 2014, $0.7 million for 2013 and $0.6 million for 2012.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. In January 2015, we took delivery of Santa Barbara, a newly acquired vessel for a purchase price of $50.0 million. In March, 2015, we repaid $82.7 million of outstanding indebtedness under our loan agreements with Deutsche Bank and Nordea. Currently, we have contractual obligations of $100.0 million, relating to the construction of two Newcastlemax dry bulk vessels and one Kamsarmax dry bulk vessel, which we expect to take delivery of in 2016. We pay dividends on our preferred series B shares amounting to approximately $5.8 million annually. We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs.

We expect to cover our capital expenditures and cash flow needs with cash from operations and additional indebtedness. Currently, we have a commitment letter for a secured loan with Danish Ship Finance for $30.0 million to finance part of the acquisition cost of Santa Barbara delivered in January 2015, and we have been offered a term sheet by ABN AMRO Bank for $53.0 million, or 66% of the market values of the vessels New York, Myrto and Maia. Also, on March 19, 2015, we drew down $93.1 million under our new agreement with Nordea entered into in March 17, 2015.

C.            Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.            Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2012, the BDI ranged from a high of 1,624 in January to a low of 647 in February. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December 2013. In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. The BDI recorded a 25-year record low of 509 in February 2015 and has since increased to 591 as of March 20, 2015.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2014:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements (1)	$486,008	$79,288	$250,619	$66,234	$89,867
Estimated Interest Payments on Loan Agreements (1)	28,326	8,158	10,763	5,912	3,493
Construction contracts (2)	107,291	23,804	83,487	-	-
Acquisition of vessels (3)	40,000	40,000	-	-	-
Broker services agreement (4)	312	312	-	-	-
Preferred dividends (5)	24,999	5,769	11,538	7,692	-
Total	$686,936	$157,331	$356,407	$79,838	$93,360

(1)	As of December 31, 2014, we had an aggregate principal of $486.0 million of indebtedness outstanding under our loan facilities. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate in 2014 plus the margin of our loan agreements in 2014. As of the date of this report, we incurred additional indebtedness of $93.1 million under our loan facility with Nordea Bank entered into in March 17, 2015 and repaid $83.2 million of indebtedness outstanding as at December 31, 2014, to terminate our loan agreements with Nordea and Deutsche Bank.

(2)	In February 2015, we paid $7.3 million for the construction of one of our three vessels under construction, which we expect to take delivery of in 2016.

(3)	As at December 31, 2014, we had paid an advance of $10.0 million, for the acquisition of Santa Barbara which we had agreed to acquire in December 2014 for $50.0 million and the balance of $40.0 million was paid in January 2015 when the vessel was delivered.

(4)	On March 4, 2014, DSS entered into an agreement with Diana Enterprises, a related party company, for the provision of brokerage services for a monthly fee of $104,166 effective from January 1, 2014, which replaced the previous agreement dated March 15, 2013. The agreement will expire on March 31, 2015.

(5)	On February 24, 2014 we completed an offering of 2,600,000 shares of Series B Perpetual Preferred Stock, at the price of $25.0 per share, and dividends are payable at a rate equal to 8.875% per annum. At any time on or after February 14, 2019, the Series B Preferred Shares may be redeemed, in whole or in part, at a redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The table above presents our obligations for dividend payments until February 14, 2019. The table above does not include the payment for the redemption, which is at our option.

G.            Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Effective March 4, 2015, our Board of Directors of the Company increased its size from seven to nine members and Mr. Kyriacos Riris and Mrs. Semiramis Paliou were appointed to fill the resulting vacancies.  Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	73	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	59	Class I Director and President
Ioannis Zafirakis	43	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	43	Chief Financial Officer and Treasurer
Maria Dede	42	Chief Accounting Officer
William (Bill) Lawes	71	Class II Director
Konstantinos Psaltis	76	Class II Director
Kyriacos Riris	65	Class II Director
Boris Nachamkin	81	Class III Director
Apostolos Kontoyannis	66	Class III Director
Semiramis Paliou	40	Class III Director

The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2016 and the term of our Class III directors expires in 2017.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as the Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships Inc. since January 13, 2010. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had the overall responsibility of the activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

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

Ioannis G. Zafirakis serves as our Director, Chief Operating Officer and Secretary. He also serves as Director, Chief Operating Officer and Secretary of Diana Containerships Inc. He is also the head of the Corporate Planning and Governance department of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Since June 1997 and up to February 2005 Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its finance and accounting department. Mr Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

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

Konstantinos Psaltis has served as a Director since March 2005. From 1981 to 2006, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels and as from 2006 till today as a President of the same company. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Kyriacos Riris has served as a Director since March 2015. From 1998 Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982 Mr. Riris was employed at Arthur Young, Greece.  Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

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

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective since March 2005. Mr. Kontoyannis has over 35 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. He is an independent member of the Board of Directors of Excel Maritime Holding Company LLC. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

Semiramis Paliou has served as a Director since March 2015.  Mrs. Paliou has almost 19 years of experience in shipping operations, technical management and crewing.  Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 and she was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. Since 2010 she is the head of the operations, technical and crew department of Diana Shipping Services S.A.  Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  She is the daughter of Simeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas and a member of the Greek committee of Nippon Kaiji Kyokai.

B.            Compensation

Aggregate executive compensation (including amounts paid to Diana Enterprises pursuant to the Broker Services Agreements) for 2014, 2013 and 2012 was $3.2 million, $3.8 million and $4.4 million, respectively. Since June 1, 2010, DSS has provided brokerage services to us pursuant to Broker Services Agreements between DSS and Diana Enterprises, a related party, as described in "Item 7B. Related Party Transactions." Under these agreements, fees for 2014, 2013 and 2012 amounted to $1.2 million, $2.5 million and $2.4 million, respectively. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. We expect such fees to remain at current levels in 2015.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2014, 2013 and 2012 fees and expenses of our non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 6,415,241 shares of restricted common stock, of which 5,260,157 shares to senior management and 1,155,084 shares to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which will vest ratably over a period of six years until 2022. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2014, 2013 and 2012, compensation cost relating to the aggregate amount of restricted stock awards amounted to $7.7 million, $8.2 million and $8.6 million, respectively.

We do not have a retirement plan for our officers or directors.
Equity Incentive Plan

In February 2005, we adopted an equity incentive plan (the "2005 Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. On May 2, 2011, our board of directors approved the Diana Shipping Inc. 2011 Equity Incentive Plan (the "2011 Plan"), with substantially the same terms and provisions as the amended and restated 2005 Plan.  Under the 2011 Plan, an aggregate of 5,000,000 common shares were reserved for issuance, of which 1,384,759 shares of common stock remain available for issuance as of the date of this report.  In November 2014, we approved to adopt the Diana Shipping Inc. 2014 Equity Incentive Plan, for 5,000,000 additional common shares.

Under the above plans the Company's employees, officers and directors are entitled to receive options to acquire the Company's common stock and is administered by the Compensation Committee of the Company's Board Directors or such other committee of the Board as may be designated by the Board to administer the Plan. Under the terms of the 2011 Plan and the 2014 Plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. Under the 2011 Plan and the 2014 Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company.

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

The following table presents the number of shoreside personnel employed by our fleet manager and the number of seafaring personnel employed by our vessel owning subsidiaries as at December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
Shoreside	94	84	82
Seafaring	973	848	713
Total	1,067	932	795

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	16,157,371	19.6%
	Massachusetts Financial Services Company (2)	7,454,518	9.0%

	All officers and directors as a group (3)	19,543,094	23.7%

(1)	Currently, Mr. Simeon Palios beneficially owns 1,870,831 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. ("Corozal") and Ironwood Trading Corp. ("Ironwood") over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2012, 2013, and 2014, Mr. Simeon Palios owned directly and indirectly through Corozal and Ironwood, 18.4%, 18.4% and 19.3%, respectively, of our outstanding common stock.

(2)	Massachusetts Financial Services Company ("MFS") has filed a Schedule 13G/A on February 6, 2015 reporting their ownership of 9.1% of our outstanding common stock as of December 31, 2014, decreased from 10.3% as of December 31, 2013.

(3)	Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Chief Operating Officer and a member of our board of directors, are indirect shareholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A. Mr. Anastasios Margaronis owns 1.6% of our outstanding common stock. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Zafirakis and Michalopoulos, each executive officers of ours, each own less than 1% of our outstanding common stock. In addition, Mr. Zafirakis owns 40,000 Series B Preferred Shares, or 1.5% of the outstanding Series B Preferred Shares, Mr. Michalopoulos owns 28,000 Series B Preferred Shares, or 1.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 93,970 Series B Preferred Shares, or 3.6% of the outstanding Series B Preferred Shares.

As of March 23, 2015, we had 147 shareholders of record, 131 of which were located in the United States and held an aggregate of 63,114,211 of our common shares, representing 89.12% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 63,093,116 of our common shares as of March 23, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

B.            Related Party Transactions

Diana Enterprises Inc.

In February 2012, DSS entered into an agreement with Diana Enterprises which replaced a previous one for the provision of brokerage services for an annual fee of $2.4 million applied retroactively from January 1, 2012 and the fees were paid quarterly in advance. In March 2013, the agreement between DSS and Diana Enterprises was terminated and was replaced by a new agreement with effect from March 1, 2013 until March 31, 2014 and for a monthly fee of $0.2 million payable quarterly in advance. On March 4, 2014, this agreement was terminated effective January 1, 2014 and the monthly fee payable to Diana Enterprises since that date was reduced to $104,166, payable quarterly in advance and until March 31, 2015. On April 9, 2014, this agreement was also replaced by a new agreement between Diana Shipping Inc. and Diana Enterprises with all other terms being the same, which became effective July 1, 2014. During 2014, 2013 and 2012 brokerage fees amounted to $1.3 million, $2.5 million and $2.4 million, respectively.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2014, 2013 and 2012 amounted to $2.8 million, $2.6 million and $3.0 million, respectively. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

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

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such administrative services fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2013 and 2012, Other revenues amounted to $0.4 million and $2.4 million, respectively.

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

Prior to the partial spin-off of Diana Containerships on January 18, 2011 and its consequent de-consolidation from our financial statements, such management fees received by DSS were eliminated from our consolidated financial statements as intercompany transactions. After the de-consolidation of Diana Containerships and until March 1, 2013, such fees constituted part of our revenues and have been included in Other revenues. For 2013 and 2012, Other revenues amounted to $0.4 million and $2.4 million, respectively.

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

For 2014 and 2013, income from interest and fees amounted to $3.2 and $1.2, respectively, and is included in Interest and other income in the respective consolidated statements of operations. As at December 31, 2014 and the date of this report, the loan receivable from Diana Containerships amounted to $50.0 million.

C.            Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial information

A.	Consolidated statements and other financial information

See Item 18.

Legal Proceedings

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the M/V Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice. In addition, the sentence includes a requirement for the duration of the probation period to maintain an enhanced system subject to independent audit for managing waste oils on each vessel managed by DSS. We do not expect that the implementation of the enhanced monitoring system will result in a material increase in costs during the probation period of three years and six months.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors.  As of November 2008, our board of directors has suspended the payment of dividends on our common shares, with the exception of a stock dividend of 2,667,015 shares of Diana Containerships, or 80% of our interest at that date, distributed to all shareholders on a pro-rata basis as a result of the partial spin-off of Diana Containerships, effective January 19, 2011.

We believe that the suspension of dividend payments has positioned us better in a deteriorating market and enhances our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

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

B.            Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 17 "Subsequent events"  of our annual consolidated financial statements.

Item 9.	The Offer and Listing

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2015		2014		2013		2012		2011		2010
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual	$7.24	$6.31	$13.55	$6.31	$13.64	$7.47	$9.87	$6.31	$12.64	$6.93	$16.27	$11.19

1st quarter			$13.55	$11.61	$10.71	$7.47
2nd quarter			12.26	10.68	10.79	9.12
3rd quarter			11.13	8.94	12.83	9.65
4th quarter			9.03	6.31	13.64	10.49

September			$10.61	$8.94
October			9.03	8.04
November			8.51	7.48
December			7.09	6.31
January	$6.80	$6.31
February	7.24	6.63
March*	7.02	6.37

* For the period from March 1, 2015 until March 20, 2015.

Our Series B Preferred Stock has been trading on the New York Stock Exchange under the symbol "DSXPRB" since February 21, 2014. The following table shows the high and low closing sales prices for our Series B Preferred Stock:

Period	High	Low

2015	$25.43	$24.08
Period from January 1, 2015 to March 20, 2015	$25.43	$24.08

January 2015	$25.43	$24.35
February 2015	25.00	24.08
March 2015	25.38	24.85

2014	$26.98	$22.76

1st quarter 2014	$25.35	$24.57
2nd quarter 2014	26.98	25.37
3rd quarter 2014	26.89	25.89
4th quarter 2014	26.74	22.76

August 2014	$26.39	$26.03
September 2014	26.27	25.89
October 2014	26.74	24.69
November 2014	26.15	25.48
December 2014	25.45	22.76

Item 10.	Additional Information

A.            Share Capital

Not Applicable.

B.             Memorandum and Articles of Association

Our current amended and restated articles of incorporation have been filed as exhibit 1 to our Form 6-K filed with the Securities and Exchange Commission on May 29, 2008 with file number 001-32458, and our current amended and restated bylaws have been filed as exhibit 3.2 to our Form F-3 filed with the Securities and Exchange Commission on May 6, 2009 with file number 333-159016. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, the number of our outstanding shares of common stock has increased to 81,859,821. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein.  We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

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

In the year ended December 31, 2014, approximately 7.0% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 3.5% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2014. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $246,000 for the year ended December 31, 2014.

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

For the 2014 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2014 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2014 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2014 taxable year, less than 50% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2014 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2014 taxable year, and intends to take this position on its 2014 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2014 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $246,000 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". If the Company were to be treated as a PFIC, a U.S. Holder would be required to file with respect to taxable years ending on or after December 31, 2014 IRS Form 8621 to report certain information regarding the Company.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in interest rates during 2014 could have increased our interest cost (including capitalized interest) from $8.2 million to $12.8 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2014, 2013 and 2012 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement which was terminated on May 27, 2014 was considered as an economic hedge agreement as it did not meet the criteria for hedge accounting; therefore, the change in its fair value was recognized in our results of operations. As of December 31, 2014 and 2013 the fair value of the swap was nil and $0.4 million, respectively. Also we incurred unrealized gain of $0.4 million in 2014, $0.6 million in 2013 and $36,495 in 2012. Realized loss was $0.3 million for 2014, $0.7 million for 2013 and $0.6 million for 2012.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 51% in 2014 and 48% in 2013) and a significant portion of our general and administrative expenses (around 53% in 2014 and 40% in 2013) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2014 and 2013, these non US dollar expenses represented 32% and 28%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2014 is effective.

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
Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2014 and 2013 amounted to € 465,000 and € 373,000, or approximately $649,781 and $494,289, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services for Company's filings with the SEC.

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
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer purchases of equity securities for the year ended December 31, 2014
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Programs
January, 2014	-	-	-	-
February, 2014	-	-	-	-
March, 2014	-	-	-	-
April, 2014	-	-	-	-
May, 2014	-	-	-	$100,000,000
June, 2014	-	-	-	$100,000,000
July, 2014	-	-	-	$100,000,000
August, 2014	606,782	$9.63	606,782	$94,159,374
September, 2014	431,863	$9.68	431,863	$89,979,233
October, 2014	1,760,488	$8.54	1,760,488	$74,952,833
November, 2014	-	-	-	$74,952,833
December, 2014	46,416	$6.50	46,416	$74,650,986

Total	2,845,549	$8.91	2,845,549	$74,650,986

On May 23, 2014, we announced that the Board of Directors authorized a share repurchase plan for up to US$100 million of the Company's common shares. The plan does not have an expiration date and as of the date of this report, we had made additional purchases of 413,804 for $2.7 million and an average price of $6.46 per share.
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
Item 16H.	Mine Safety Disclosure

Not applicable.

            PART III

Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The following financial statements beginning on page F-1 are filed as a part of this annual report.
Item 19.	Exhibits

Note:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
1.3	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares (13)
2.1	Form of Share Certificate (10)
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	2011 Stock Incentive Plan (11)
4.4	Form of Technical Manager Purchase Option Agreement (5)
4.5	Form of Management Agreement (3)
4.6	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.7	Amending and Restating Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (8)
4.8	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.9	Sales Agency Financing Agreement dated April 23, 2008 (9)
4.10	Loan Agreement with Deutsche Bank dated October 8, 2009 (10)
4.11	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.12	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.13	Loan Agreement with Emporiki Bank of Greece S.A. dated September 13, 2011 (11)
4.14	Loan Agreement with Nordea Bank Finland Plc dated February 7, 2012 (11)
4.15	Supplemental Loan Agreement with Nordea Bank Finland Plc dated June 21, 2012 (12)
4.16	Loan Agreement with Nordea Bank Finland Plc dated December 20, 2012 (12)
4.17	Loan Agreement, dated June 18, 2013, by and among Tuvalu Shipping Company Inc., Jabat Shipping Company Inc., and Deutsche Bank AG dated June 18, 2013 (14)

4.18	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (14)
4.19	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (14)
4.20	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc. (14)
4.21	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Insitutions listed therein and BNP Paribas
4.22
Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch

4.23	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (14)
4.24	Brokerage Services Agreement, dated March 15, 2013, by and between Diana Shipping Services S.A. and Diana Enterprises Inc. (14)
4.25	Brokerage Services Agreement, dated March 4, 2014, by and between Diana Shipping Services S.A. and Diana Enterprises Inc. (14)
4.26	Brokerage Services Agreement, dated April 9, 2014, by and between Diana Shipping Inc. and Diana Enterprises Inc.
4.27	Amended and Restated Non-Competition Agreement, dated as of March 1, 2013, by and between Diana Shipping Inc. and Diana Containerships Inc. (14)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (v) the Notes to Consolidated Financial Statements

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(4)	Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(6)	Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.
(7)	Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.
(8)	Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.
(9)	Filed as Exhibit 2 to the Company's Form 6-K filed on April 24, 2008.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on April 20, 2012.
(12)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 22, 2013.
(13)	Filed as an Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.
(14)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 27, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: March 24, 2015

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
 March 24, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014 of Diana Shipping Inc. and our report dated March 24, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
March 24, 2015

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$218,901	$240,633
Accounts receivable, trade (Note 2(f))	6,383	701
Due from related parties (Notes 2(g) and 4(b))	57	86
Inventories (Note 2(h))	7,313	5,959
Prepaid expenses and other assets	5,580	4,489
Total current assets	238,234	251,868

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	29,500	38,862

Vessels (Note 6)	1,807,654	1,686,590
Accumulated depreciation (Note 6)	(434,521)	(366,215)
Vessels' net book value (Note 6)	1,373,133	1,320,375
Property and equipment, net (Note 7)	23,887	22,826
Total fixed assets	1,426,520	1,382,063
OTHER NON-CURRENT ASSETS:
Due from related parties, non-current (Notes 2(g) and 4(b))	50,866	50,233
Investment in Diana Containerships Inc. (Note 3)	67,546	15,640
Other non-current assets	-	793
Deferred charges, net	3,956	1,384
Total assets	$1,787,122	$1,701,981

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 9)	$78,734	$46,077
Accounts payable, trade and other	9,702	7,409
Due to related parties (Note 4)	281	221
Accrued liabilities	6,012	4,805
Deferred revenue	3,279	3,278
Fair value of derivative instruments (Note 16)	-	378
Other current liabilities	84	129
Total current liabilities	98,092	62,297

Long-term debt, net of current portion and deferred financing costs, non-current (Note 9)	405,522	385,480
Other non-current liabilities	1,282	812
Commitments and contingencies (Note 10)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 11(a))	26	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 81,859,821 and 82,841,370 issued and outstanding at 2014 and 2013, respectively (Note 11(b))	819	828
Additional paid-in capital	971,280	926,204
Accumulated other comprehensive income / (loss)	(747)	164
Retained earnings	310,848	326,196
Total stockholders' equity	1,282,226	1,253,392

Total liabilities and stockholders' equity	$1,787,122	$1,701,981
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2013	2012
REVENUES:
Time charter revenues	$175,576	$164,005	$220,785
Other revenues (Note 4(b))	-	447	2,447

EXPENSES:
Voyage expenses (Note 12)	10,665	8,119	8,274
Vessel operating expenses (Note 12)	86,923	77,211	66,293
Depreciation and amortization of deferred charges (Notes 2(m) and 2(n))	70,503	64,741	62,010
General and administrative expenses	26,217	23,724	24,913
Foreign currency gain	(528)	(690)	(1,374)
Operating income / (loss)	$(18,204)	$(8,653)	$63,116

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(8,427)	(8,140)	(7,618)
Interest and other income (Note 4(b))	3,627	1,800	1,432
Income / (loss) from derivative instruments (Note 16)	68	(118)	(518)
Income / (loss) from investment in Diana Containerships Inc. (Note 3)	12,668	(6,094)	(1,773)
Total other income / (expenses), net	$7,936	$(12,552)	$(8,477)

Net income / (loss)	$(10,268)	$(21,205)	$54,639

Dividends on series B preferred shares (Notes 11(a) and 14)	(5,080)	-	-

Net income / (loss) attributed to common stockholders	$(15,348)	$(21,205)	$54,639

Earnings / (loss) per common share, basic and diluted (Note 14)	$(0.19)	$(0.26)	$0.67

Weighted average number of common shares, basic and diluted (Note 14)	81,292,290	81,328,390	81,083,485

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars)
	2014	2013	2012
Net income / (loss)	$(10,268)	$(21,205)	$54,639

Other comprehensive income / (loss) (Actuarial gain / (loss))	(911)	(30)	306

Comprehensive income / (loss)	$(11,179)	$(21,235)	$54,945

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings	Total Equity

	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2011			82,419,417	$824	$915,404	$(112)	$292,762	$1,208,878

Net income			-	$-	$-	$-	$54,639	$54,639
Issuance of restricted stock and compensation cost			667,614	7	8,638	-	-	8,645
Stock repurchased and retired			(853,607)	(9)	(6,035)	-	-	(6,044)
Other comprehensive income			-	-	-	306	-	306
BALANCE, December 31, 2012			82,233,424	$822	$918,007	$194	$347,401	$1,266,424

Net loss			-	$-	$-	$-	$(21,205)	$(21,205)
Issuance of restricted stock and compensation cost			607,946	6	8,197	-	-	8,203
Other comprehensive loss			-	-	-	(30)	-	(30)
BALANCE, December 31, 2013			82,841,370	$828	$926,204	$164	$326,196	$1,253,392
Net loss	-	$-	-	$-	$-	$-	$(10,268)	$(10,268)
Issuance of series B preferred stock (Note 11(a))	2,600,000	26	-	-	62,672	-	-	62,698
Issuance of restricted stock and compensation cost (Note 11(c))			1,864,000	19	7,725	-	-	7,744
Dividends on series B preferred stock (Note 11(a))	-	-	-	-	-	-	(5,080)	(5,080)
Stock repurchased and retired (Note 11(d))	-	-	(2,845,549)	(28)	(25,321)	-	-	(25,349)
Other comprehensive loss	-	-	-	-	-	(911)	-	(911)
BALANCE, December 31, 2014	2,600,000	$26	81,859,821	$819	$971,280	$(747)	$310,848	$1,282,226
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars)
	2014	2013	2012
Cash Flows from Operating Activities:
Net income / (loss)	$(10,268)	$(21,205)	$54,639
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	70,503	64,741	62,010
Amortization of financing costs (Note 13)	519	473	379
Amortization of free lubricants benefit	(129)	(98)	(180)
Compensation cost on restricted stock (Note 11(c))	7,744	8,203	8,645
Actuarial gain / (loss)	(911)	(30)	306
Change in fair value of derivative instruments	(378)	(616)	(36)
(Income) / loss from investment in Diana Containerships Inc., net of dividends (Note 3)	(12,668)	5,094	2,273
(Increase) / Decrease in:
Receivables	(5,682)	5,889	(1,022)
Due from related parties	(604)	294	(350)
Inventories	(1,354)	(684)	(467)
Prepaid expenses and other assets	(1,091)	345	(2,514)
Prepaid charter revenue (Notes 2(k) and 8)	-	5,353	3,056
Other non-current assets	793	(793)	-
Increase / (Decrease) in:
Accounts payable	2,293	416	(134)
Due to related parties	60	(43)	38
Accrued liabilities, net of accrued preferred dividends	(11)	(479)	533
Deferred revenue	1	451	(5,309)
Other liabilities	554	135	99
Drydock costs	(4,461)	(46)	(2,080)
Net Cash provided by Operating Activities	$44,910	$67,400	$119,886

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Notes 5 and 6)	(111,702)	(198,581)	(171,195)
Acquisition of additional interest in Diana Containerships Inc. (Note 3)	(40,000)	-	-
Cash dividends from investment in Diana Containerships Inc. (Note 3)	763	4,000	2,835
Loan to Diana Containerships Inc. (Note 4(b))	-	(50,000)	-
Payments for plant, property and equipment (Note 7)	(1,574)	(575)	(1,553)
Net Cash used in Investing Activities	$(152,513)	$(245,156)	$(169,913)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 9)	101,500	18,000	118,550
Proceeds from issuance of preferred stock, net of expenses (Note 11(a))	62,698	-	-
Cash dividends on preferred stock	(3,862)	-	-
Payments for repurchase of common stock (Note 11(d))	(25,349)	-	(6,044)
Financing costs	(527)	(452)	(557)
Loan payments (Note 9)	(48,589)	(45,783)	(31,972)
Net Cash provided by / (used in) Financing Activities	$85,871	$(28,235)	$79,977

Net increase / (decrease) in cash and cash equivalents	(21,732)	(205,991)	29,950

Cash and cash equivalents at beginning of the year	240,633	446,624	416,674

Cash and cash equivalents at end of the year	$218,901	$240,633	$446,624

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	$8,180	$7,169	$6,709

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

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

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates its own fleet through Diana Shipping Services S.A., a wholly owned subsidiary. As at December 31, 2014, the following are subsidiaries with operations that are included in the consolidation:

a/a	Company	Vessel	Flag	Dwt	Date Built	Date Acquired	Place of Incorporation
PANAMAX VESSELS
1	Panama Compania Armadora SA	Oceanis	Bahamas	75,211	May 2001	May 2001	Panama
2	Husky Trading SA	Triton	Bahamas	75,336	Mar 2001	Mar 2001	Panama
3	Changame Compania Armadora SA	Thetis	Bahamas	73,583	Aug 2004	Nov 2005	Panama
4	Buenos Aires Compania Armadora SA	Alcyon	Bahamas	75,247	Feb 2001	Feb 2001	Panama
5	Skyvan Shipping Company SA	Nirefs	Bahamas	75,311	Jan 2001	Jan 2001	Panama
6	Cypres Enterprises Corp.	Protefs	Bahamas	73,630	Aug 2004	Aug 2004	Panama
7	Urbina Bay Trading SA	Erato	Bahamas	74,444	Aug 2004	Nov 2005	Panama
8	Chorrera Compania Armadora SA	Dione	Greek	75,172	Jan 2001	May 2003	Panama
9	Darien Compania Armadora SA	Calipso	Bahamas	73,691	Feb 2005	Feb 2005	Panama
10	Texford Maritime SA	Clio	Bahamas	73,691	May 2005	May 2005	Panama
11	Eaton Marine SA	Danae	Greek	75,106	Jan 2001	Jul 2003	Panama
12	Vesta Commercial SA	Coronis	Marshall Islands	74,381	Jan 2006	Jan 2006	Panama
13	Ailuk Shipping Company Inc.	Naias	Marshall Islands	73,546	Jun 2006	Aug 2006	Marshall Islands
14	Taka Shipping Company Inc.	Melite	Marshall Islands	76,436	Oct 2004	Jan 2010	Marshall Islands
15	Bikar Shipping Company Inc.	Arethusa	Greek	73,593	Jan 2007	Jul 2011	Marshall Islands
16	Mandaringina Inc.	Melia	Marshall Islands	76,225	Feb 2005	May 2012	Marshall Islands
17	Jemo Shipping Company Inc.	Leto	Marshall Islands	81,297	Feb 2010	Jan 2012	Marshall Islands
18	Fayo Shipping Company Inc.	Artemis	Marshall Islands	76,942	Sep 2006	Aug 2013	Marshall Islands
19	Erikub Shipping Company Inc. (Note 6)	Crystalia	Greek	77,525	Feb 2014	Feb 2014	Marshall Islands
20	Wotho Shipping Company Inc. (Note 6)	Atalandi	Greek	77,529	May 2014	May 2014	Marshall Islands
KAMSARMAX VESSELS
21	Tuvalu Shipping Company Inc.	Myrto	Marshall Islands	82,131	Jan 2013	Jan 2013	Marshall Islands
22	Jabat Shipping Company Inc.	Maia	Marshall Islands	82,193	Aug 2009	Feb 2013	Marshall Islands
23	Makur Shipping Company Inc.	Myrsini	Marshall Islands	82,117	Mar 2010	Oct 2013	Marshall Islands
POST-PANAMAX VESSELS
24	Majuro Shipping Company Inc.	Alcmene	Marshall Islands	93,193	Jan 2010	Nov 2010	Marshall Islands
25	Guam Shipping Company Inc	Amphitrite	Marshall Islands	98,697	Aug 2012	Aug 2012	Marshall Islands
26	Palau Shipping Company Inc.	Polymnia	Marshall Islands	98,704	Nov 2012	Nov 2012	Marshall Islands

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

CAPESIZE VESSELS
27	Jaluit Shipping Company Inc.	Sideris GS	Marshall Islands	174,186	Nov 2006	Nov 2006	Marshall Islands
28	Bikini Shipping Company Inc.	New York	Marshall Islands	177,773	Mar 2010	Mar 2010	Marshall Islands
29	Gala Properties Inc.	Houston	Marshall Islands	177,729	Oct 2009	Oct 2009	Marshall Islands
30	Kili Shipping Company Inc.	Semirio	Marshall Islands	174,261	Jun 2007	Jun 2007	Marshall Islands
31	Knox Shipping Company Inc.	Aliki	Marshall Islands	180,235	Mar 2005	Apr 2007	Marshall Islands
32	Lib Shipping Company Inc.	Boston	Marshall Islands	177,828	Nov 2007	Nov 2007	Marshall Islands
33	Marfort Navigation Company Ltd.	Salt Lake City	Cyprus	171,810	Sep 2005	Dec 2007	Cyprus
34	Silver Chandra Shipping Company Ltd.	Norfolk	Cyprus	164,218	Aug 2002	Feb 2008	Cyprus
35	Bokak Shipping Company Inc.	Baltimore	Marshall Islands	177,243	Mar 2005	Jun 2013	Marshall Islands
36	Pulap Shipping Company Inc.	PS Palios	Marshall Islands	179,134	Jan 2013	Dec 2013	Marshall Islands
37	Weno Shipping Company Inc. (Note 6)	GP Zafirakis	Marshall Islands	179,492	Aug 2014	Aug 2014	Marshall Islands
38	Lelu Shipping Company Inc. (Notes 5, 10 and 17)	Santa Barbara	Marshall Islands	179,426	Jan 2015	Jan 2015	Marshall Islands
NEWCASTLEMAX VESSELS
39	Lae Shipping Company Inc.	Los Angeles	Marshall Islands	206,104	Feb 2012	Feb 2012	Marshall Islands
40	Namu Shipping Company Inc.	Philadelphia	Marshall Islands	206,040	May 2012	May 2012	Marshall Islands
UNDER CONSTRUCTION
41	Aster Shipping Company Inc. (Notes 5, 10 and 17)	H2548	-	208,500	-	Expected in 2016	Marshall Islands
42	Aerik Shipping Company Inc. (Notes 5 and 10)	H2549	-	208,500	-	Expected in 2016	Marshall Islands
43	Houk Shipping Company Inc. (Notes 5 and 10)	DY6006	-	82,000	-	Expected in 2016	Marshall Islands
OTHER SUBSIDIARIES
44	Diana Shipping Services SA	Management company					Panama
45	Bulk Carriers (USA) LLC	Company's representative in the US					Delaware - USA

Diana Shipping Services S.A. (the "Manager" or "DSS") provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2013 administrative services with regards to services related to the holding company's operations and its subsidiaries. Such costs are eliminated in consolidation. Since April 2010 and until February 28, 2013, DSS provided to Diana Containerships Inc. (or "Diana Containerships") and its vessels, administrative services and since June 2010 and until February 28, 2013, technical and commercial services (Note 4(b)).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

During 2014, 2013, and 2012 charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2014	2013	2012
A	18%	17%	18%
B	15%	19%	10%
C	12%
D	10%
E		11%
F		11%
G			12%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income / (loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders' equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. Such balances at December 31, 2014 and 2013 amounted to $19,500 and $18,000 in the aggregate and consisted of minimum cash deposits required to be maintained at all times under the Company's loan facilities (Note 9).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(f)	Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2014 and 2013.

(g)	Loan Receivable from Related Parties: The amounts shown as Due from related parties, current and non-current, in the consolidated balance sheet as at December 31, 2014 and 2013, (Note 4(b)) represent amounts receivable from Diana Containerships Inc. with respect to a loan agreement with a wholly owned subsidiary of Diana Containerships Inc., net of any provision for credit losses. Interest income and fees, deriving from the agreement are recorded in the accounts as incurred. Costs incurred for the loan documentation were expensed as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships Inc. and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. No provision for credit losses was established as of December 31, 2014 and 2013, since there was no indication that Diana Containerships Inc. will not be able to meet its obligations under the loan agreement.

(h)	Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)	Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

(j)	Property and equipment: The Company owns the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(k)	Prepaid Charter Revenue: When the Company acquires a vessel with a time charter attached and the present value of the contractual cash flows of the time charter assumed is greater than its current fair value with reference to market data, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue. Prepaid charter revenue is amortized to revenue over the period of the time charter assumed and is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

(l)	Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

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

The Company concluded based on this exercise that step two of the impairment analysis was not required and has not identified any facts or circumstances that would require the write down of vessel values as at December 31, 2014 or in the near future and no impairment loss has been identified or recorded for 2014, 2013 and 2012.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. As at December 31, 2014, 2013 and 2012, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(m)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(n)	Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(o)	Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels' cost. An amount of $455, representing the current portion of deferred financing costs as at December 31, 2013 was reclassified to the Current portion of long-term debt of the respective year, for comparability purposes with the December 31, 2014 consolidated balance sheet.

(p)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and the loan receivable from a related party. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits its credit risk with the loan receivable by performing ongoing credit evaluations of Diana Containerships' financial condition. The loan agreement is guaranteed by Diana Containerships but does not have any collateral and the Company has not entered into any agreement to mitigate credit risk.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(q)	Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

(r)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(s)	Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(t)	Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the dry-bulk vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u)	Variable Interest Entities: The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2014 and 2013, no such interests were identified.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(v)	Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:	Unobservable inputs that are not corroborated by market data.

(w)	Share Based Payments: The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(x)	Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement, novated in March 2012, and terminated in May 2014, to manage its exposure to interest rate changes related to its borrowings. The collar agreement was considered as an economic hedge agreement as it did not meet the criteria of hedge accounting; therefore, the changes in its fair value were recognized in earnings (Note 16).

(y)	Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3.             Investment in Diana Containerships Inc.

As at December 31, 2013, the Company owned 9.51% of the share capital of Diana Containerships Inc. ("Diana Containerships") and its investment has been accounted for under the equity method on the basis of the significant influence that was exercised over Diana Containerships through its shareholding, its common executive Board, until March 1, 2013 through Diana Shipping Services and since May 2013 through a loan agreement (Note 4(b)). On July 29, 2014, the Company purchased through a Securities Purchase Agreement 15,936,255 additional shares for $40,000, increasing its ownership in the share capital of Diana Containerships as at December 31, 2014 to 26.34%.

As at December 31, 2014 and 2013, the investment in Diana Containerships amounted to $67,546 and $15,640, respectively, and is separately reflected in Investment in Diana Containerships Inc. in the accompanying consolidated balance sheets. As at December 31, 2014, the market value of the investment was $36,227 based on Diana Containerships' closing price on Nasdaq of $1.88.

For 2014, 2013, and 2012, the investment in Diana Containerships resulted in a gain of $12,668, and loss of $6,094 and $1,773, respectively, which are separately presented in Income/(loss) from investment in Diana Containerships Inc. in the accompanying consolidated statements of operations. Also during 2014, 2013, and 2012, the Company received dividends from Diana Containerships amounting to $763, $4,000, and $2,835, respectively.

4.	Transactions with Related Parties

(a)	Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2014, 2013, and 2012, amounted to $2,765, $2,640, and $2,957, respectively, and are included in Vessels, Advances for vessels under construction and acquisitions and other vessel costs, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements. At December 31, 2014 and 2013, an amount of $281 and $196, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(b)	Diana Containerships Inc. ("Diana Containerships"): Until February 28, 2013, DSS received from Diana Containerships management fees of $15 per month for each vessel in operation and $20 per month for each laid-up vessel, 1% commissions on the gross hire and freight earned by each vessel and $10 per month for administrative fees pursuant to management and administrative services agreements between Diana Containerships, its vessel owning companies and DSS, which were terminated on March 1, 2013. For 2014, 2013, and 2012, revenues derived from the agreements with Diana Containerships amounted to $0, $447, and $2,447, respectively, and they are separately presented as Other revenues in the accompanying consolidated statements of operations. As at December 31, 2014 and 2013, there was no amount due to or from Diana Containerships and its vessels, relating to these management agreements.

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

As at December 31, 2014, there was an amount of $57 of interest and $50,866 of loan and fees due from Diana Containerships, separately presented in Due from related parties, current and non-current, respectively, in the related accompanying consolidated balance sheet. As at December 31, 2013, similarly, there was an amount of $86 of interest and $50,233 of loan and fees due from Diana Containerships.

For 2014 and for the period from August 20, 2013 (drawdown date) to December 31, 2013, income from interest and fees amounted to $3,246, and $1,196, respectively, and is included in Interest and other income in the accompanying consolidated statements of operations.

(c)	Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman. On March 4, 2014 DSS entered into an agreement with Diana Enterprises to provide brokerage services to DSI for a monthly fee of $104, payable quarterly in advance, effective from January 1, 2014 and until March 31, 2015, which however was terminated on June 30, 2014, as on April 9, 2014, an agreement between Diana Shipping Inc and Diana Enterprises, was signed to replace the previous one, with all other terms being the same, and which became effective on July 1, 2014. Previously, an agreement dated March 15, 2013 was in effect, with a monthly fee of $208, payable quarterly in advance from March 1, 2013 (effective date) until its termination on January 1, 2014. Prior to that, there was an agreement in effect since February 22, 2012, having an annual fee of $2,834. For 2014, 2013, and 2012, brokerage fees amounted to $1,250, $2,481, and $2,384 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2014 and 2013, there was an amount of $0 and $25, respectively, due to Diana Enterprises included in Due to related parties, in the accompanying balance sheets. Until March 1, 2013, DSS had an agreement with Diana Enterprises to provide brokerage services to Diana Containerships, which was terminated when DSS ceased from being the management company of the Diana Containerships' group.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

5.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

In May 2013, Aster and Aerik, each entered into a shipbuilding contract with unrelated third parties for the construction of a Newcastlemax dry bulk carrier for the aggregate price of $97,400. The vessels are expected to be delivered in 2016.

In January 2014, Houk entered into a shipbuilding contract with unrelated third parties for the construction of a Kamsarmax dry bulk carrier for a contract price of $28,825. The vessel is expected to be delivered in 2016.

In December 2014, Lelu entered into a memorandum of agreement with an unrelated third party to acquire a Capesize dry bulk carrier for the purchase price of $50,000. As at December 31, 2014, the Company had paid an amount of $10,066, including the advance to the seller and additional acquisition costs. The vessel was delivered in January 2015 (Note 17).

As at December 31, 2014, the remaining contractual obligations for all of the above contracts amounted to $147,291 (Note 10).

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs capitalized in accordance with the accounting policy as discussed in Note 2(i). The movement of the account during 2014 and 2013 was as follows:

	2014	2013
Beginning balance	$38,862	$11,502
- Advances for vessels under construction and other vessel costs	43,160	30,053
- Advances for vessel acquisitions and other vessel costs	10,066	23,983
- Transferred to vessel cost (Note 6)	(62,588)	(26,676)
Ending balance	$29,500	$38,862

6.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$1,515,370	$(304,232)	$1,211,138

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	26,676	-	26,676
- Acquisition, improvements and other vessel costs	144,544	-	144,544
- Depreciation for the year	-	(61,983)	(61,983)
Balance, December 31, 2013	$1,686,590	$(366,215)	$1,320,375

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	62,588	-	62,588
- Acquisitions, improvements and other vessel costs	58,476	-	58,476
- Depreciation for the year	-	(68,306)	(68,306)
Balance, December 31, 2014	$1,807,654	$(434,521)	$1,373,133

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

In January 2013, the vessel Myrto was delivered to the Company from an unrelated third party for the purchase price of $26,500 according to a memorandum of agreement that Tuvalu had entered in 2012.

During 2013, the Company, through subsidiaries entered into memoranda of agreement to purchase from unaffiliated third parties five vessels, one Panamax, two Kamsarmaxes and two Capesize vessels for an aggregate price of $141,423.

During 2014, the Company took delivery of "Crystalia" and "Atalandi", which until then were under construction and additionally acquired the Capesize dry bulk carrier "GP Zafirakis" for $58,000, which was delivered in August 2014.

7.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$24,105	$(1,331)	$22,774

- Additions in equipment and building improvements	575	-	575
- Depreciation for the year	-	(523)	(523)
Balance, December 31, 2013	$24,680	$(1,854)	$22,826

- Write off of fully depreciated assets	(100)	100	-
- Additions in property and equipment	1,574	-	1,574
- Depreciation for the year	-	(513)	(513)
Balance, December 31, 2014	$26,154	$(2,267)	$23,887

In December 2014, DSS acquired jointly with two other related entities, from unrelated individuals, a plot of land for an aggregate purchase price of €2.0 million or $2,489 (based on the exchange rate of $ to Euro as of the date of acquisition). DSS paid 1/3 of the purchase price amounting to $886, including additional purchase costs incurred. The plot is under the common ownership of the joint purchasers.

8.	Prepaid charter revenue

In May 2009, on the acquisition of the vessel "Houston", Gala paid an amount in excess of the predelivery installments for the construction of the vessel, which was recognized in assets as Prepaid charter revenue. This amount had been amortized in revenues since the delivery of the vessel to the time charterers. On November 26, 2013, the charterers terminated the charter earlier than the termination date determined under the terms of the charter party and redelivered the vessel to the owners, who started arbitration proceedings against the charterers seeking to mitigate their losses as a result of the early termination. As a result of this earlier termination of the charter party, the unamortized balance of prepaid charter revenue was fully amortized against Time charter revenues during 2013.

The amortization of prepaid charter revenue for 2013 (from January 1, until termination) and 2012 amounted to $5,353, and $3,056, respectively, and is included in Time charter revenues in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

9.            Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2014	2013
Revolving credit facility	$210,000	$240,000
Secured term loans	276,008	193,096
Total debt outstanding	$486,008	$433,096
Less related deferred financing costs	(1,752)	(1,539)
Total debt, net of deferred financing costs	$484,256	$431,557
Less: Current portion of long term debt, net of deferred financing costs current	(78,734)	(46,077)
Long-term debt, net of current portion and deferred financing costs, non-current	$405,522	$385,480

Revolving credit facility: On February 18, 2005, the Company entered into a secured revolving credit facility with the Royal Bank of Scotland for $230,000 which was increased to $300,000 on May 24, 2006 with an amended agreement. The amended facility was available in full until May 24, 2012. Since that date, the available amount is reducing in semi-annual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction on May 24, 2016. The credit facility bears interest at LIBOR plus a margin ranging from 0.75% to 0.85%. The weighted average interest rate of the facility as at December 31, 2014 and 2013 was 0.95% and 1.08%, respectively.

The credit facility is secured by a first priority or preferred ship mortgage on 18 vessels of the Company's fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility, including a shortfall in the hull cover ratio.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, minimum liquidity for each vessel mortgaged under or financed through the credit facility and other financial covenants. As at December 31, 2014 and 2013, the minimum liquidity requirement amounted to $7,600 and $7,600, respectively. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 3%. The weighted average interest rate of the Secured Term Loans as at December 31, 2014 and 2013 was 2.68% and 2.67%, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Their maturities start from March 10, 2015 the earliest to May 18, 2022 the latest.

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

On May 24, 2013, Erikub and Wotho entered into a loan agreement with Export-Import Bank of China and DnB to finance part of the construction cost of the "Crystalia" and the "Atalandi", for an amount of up to $15,000 for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250 and a balloon of $10,250 payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

On January 9, 2014, Taka and Fayo entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18,000, drawn on January 13, 2014, to finance part of the acquisition cost of the "Melite" and "Artemis". The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in Tranche A of $8,500 and Tranche B of $9,500. Tranche A is repayable in 24 equal consecutive quarterly installments of about $196 each and a balloon of $3,800 payable together with the last installment on January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of about $156 each and a balloon of $4,500 payable on together with the last installment on January 13, 2022.

On December 18, 2014, Pulap and Weno entered into a loan agreement with BNP Paribas, for a loan facility of up to $55,000, of which $53,500 was drawn on December 19, 2014. The loan bears interest at LIBOR plus a margin of 2% and is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,464 payable on November 30, 2021.

Under the secured long term debt agreements mentioned above, 17 vessels of the Company's fleet are mortgaged with first preferred or second preferred ship mortgage, where applicable. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration of more than 12 months, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and a corporate guarantee by DSI (the "Guarantor"), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements and include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers or the Guarantor maintained in the bank accounts of the borrowers. Furthermore, certain of the Secured Term Loans contain cross default provisions and additionally the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default.

As at December 31, 2014, part of the Company's fleet (except of vessels Coronis, Aliki, Baltimore, Myrsini), having an aggregate carrying value of $1,222,877 has been provided as collateral to secure the debt facilities.

As at December 31, 2014 and 2013, the maximum amount required by the banks as compensating cash balance amounted to $19,500 and $18,000, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The maturities of the Company's debt facilities described above, as at December 31, 2014, and throughout their term, are as follows, and do not include the right of lenders of a secured term loan to demand repayment of the balance of the loan outstanding within the first semester of 2018, subject however to written notification by the lender(s) to the borrower(s) no earlier than within calendar year 2016 and not later than within calendar year 2017:

Period	Principal Repayment
January 1, 2015 to December 31, 2015	$79,288
January 1, 2016 to December 31, 2016	200,689
January 1, 2017 to December 31, 2017	49,930
January 1, 2018 to December 31, 2018	27,242
January 1, 2019 to December 31, 2019	38,992
January 1, 2020 and thereafter	89,867
Total	$486,008

10.	Commitments and Contingencies

a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

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

b)	The Company has shipbuilding contracts for the construction of two Newcastlemax dry bulk carriers and one Kamsarmax dry bulk carrier and a contract to acquire a Capesize dry bulk carrier (Note 5). As at December 31, 2014, the total obligations under these contracts amounted to $147,291, which subsequently were reduced (Note 17).

c)	As at December 31, 2014, the minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2014 and until their expiration were as follows:

Period	Amount
Year 1	$100,652
Year 2	11,854
Total	$112,506

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11.	Capital Stock and Changes in Capital Accounts

(a)	Preferred stock: As at December 31, 2014 and 2013, the Company's authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which as at December 31, 2014, 1,000,000 were designated as Series A Participating Preferred Shares; and 5,000,000 were designated as Series B Preferred Shares.

On February 24, 2014, the Company completed a public offering of 2,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.0 per share. The net proceeds from the offering (after the underwriting discount and other offering expenses payable by the Company) were $62,698.

Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation. As at December 31, 2014 and 2013, the Company had 2,600,000 and none, respectively, of Series B Preferred Shares issued and outstanding and none issued and outstanding of Series A Preferred Shares.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per annum per share. As at December 31, 2014, dividends on Series B preferred shares, both accrued and paid amounted to $5,080. At any time on or after February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

(b)	Common Stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(c)	Incentive plan: In February 2005, the Company adopted an equity incentive plan (the "Plan") for 2,800,000 common shares, which was amended and restated on October 21, 2008 and terminated in 2012 as all shares reserved had been issued. In May 2011, the Company's board of directors approved to adopt the Diana Shipping Inc. 2011 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2005 Equity Incentive Plan. Under the 2011 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance, of which as at December 31, 2014 2,484,759 remained reserved for issuance. In November 2014, the Company's board of directors approved to adopt the Diana Shipping Inc. 2014 Equity Incentive Plan, for 5,000,000 additional shares.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

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

Restricted stock during the years ended December 31, 2014, 2013 and 2012 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2011	1,384,062	$14.07
Granted	667,614	9.13
Vested	(600,051)	13.83
Outstanding at December 31, 2012	1,451,625	$11.90
Granted	607,946	9.06
Vested	(701,198)	12.64
Outstanding at December 31, 2013	1,358,373	10.25
Granted	1,864,000	9.38
Vested	(730,539)	11.25
Outstanding at December 31, 2014	2,491,834	$9.30

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For 2014, 2013, and 2012, an amount of $7,744, $8,203, and $8,645, respectively, was recognized in General and administrative expenses presented in the accompanying consolidated statements of operations.

At December 31, 2014 and 2013, the total unrecognized cost relating to restricted share awards was $17,698 and $7,966, respectively. At December 31, 2014, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.15 years.

(d)	Share Repurchase Agreement: On May 22, 2014, the Company's Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company's common stock, under which, as at December 31, 2014, the Company had repurchased and retired 2,845,549 shares at an aggregate cost of approximately $25,349 (Note 17).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

12.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2014	2013	2012
Voyage Expenses
Bunkers	$2,026	$(62)	$(2,149)
Commissions charged by third parties	8,245	7,939	10,273
Miscellaneous	394	242	150
Total	$10,665	$8,119	$8,274

Vessel Operating Expenses
Crew wages and related costs	$50,442	$45,451	$37,351
Insurance	6,723	6,438	4,747
Spares and consumable stores	17,106	14,825	14,996
Repairs and maintenance	8,379	5,548	6,609
Tonnage taxes (Note 15)	2,109	1,040	361
Environmental costs	1,314	2	-
Other operating expenses	850	3,907	2,229
Total	$86,923	$77,211	$66,293

13.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2014	2013	2012
Interest expense	$7,815	$7,600	$7,021
Amortization of financing costs	519	473	379
Commitment fees and other costs	93	67	218
Total	$8,427	$8,140	$7,618

Total interest incurred on long-term debt for 2014, 2013 and 2012 amounted to $8,221, $8,068, and $7,342, respectively. Of the above amounts, $406 in 2014, $468 in 2013 and $321 in 2012, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs.

14.	Earnings / (loss) per Share

All common shares issued (including the restricted shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method. For 2014 and 2013, and on the basis that the Company incurred losses, the effect of incremental shares would be anti-dilutive and therefore basic and diluted loss per share was the same.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

For 2012, there were no incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends paid and accrued on Series B Preferred Stock which for 2014 amounted to $5,080.

	2014	2013	2012

Net income / (loss)	$(10,268)	$(21,205)	$54,639
Less dividends on series B preferred shares	$(5,080)	$-	$-
Net income / (loss) attributed to common stockholders	(15,348)	(21,205)	54,639

Weighted average number of common shares, basic and diluted	81,292,290	81,328,390	81,083,485

Earnings / (loss) per share, basic and diluted	$(0.19)	$(0.26)	$0.67

15.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 12).

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly‑Traded Test).

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2014, 2013 and 2012 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2014, 2013 and 2012, the Company would be subject to U.S. federal income tax of approximately $246, $238 and $289, respectively, in the absence of an exemption under Section 883.

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

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009 the Company entered into a five-year zero cost collar agreement (novated in March 2012), with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement, which matured on May 27, 2014, was used as an economic hedge agreement and did not meet the criteria for hedge accounting; therefore, the changes in its fair value were recognized in earnings.

As at December 31, 2014 and 2013, the fair value of the swap was $0 and $378, respectively, both separately presented in the accompanying consolidated balance sheets. For 2014, 2013, and 2012, the Company incurred from the swap gain of $68 and loss of $118, and $518, respectively, and is separately presented as Income / (loss) from derivative instruments in the accompanying consolidated statements of operations. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

17.	Subsequent Events

(a)	Delivery of vessel and payment of construction installment: On January 12, 2015, the Company took delivery of Santa Barbara, a vessel that Lelu had agreed to acquire. In addition, on February 2, 2015, the Company paid an installment for the construction of hull H2548 owned by Aster (Note 5). As a result of the two events, the Company's purchase obligations for the acquisition and or construction of vessels (Note 10), subsequently to December 31, 2014 reduced to $99,986.

(b)	Series B Preferred Stock Dividends: On January 15, 2015, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2015.

(c)	Repurchase and Retirement of Common Stock: Under the repurchase program (Note 11), the Company, subsequently to December 31, 2014, repurchased and retired an additional number of 413,804 shares for an aggregate cost of $2,673.

(d)	New Loan Agreements: On March 17, 2015, the Company, through eight separate wholly owned subsidiaries, entered into a loan agreement with Nordea Bank for a secured term loan facility of up to $110,000, to refinance the existing indebtedness with the bank and for general corporate and working capital purposes. On March 19, 2015, we drew down $93,080 and we repaid the then existing indebtedness with the bank amounting to $38,345.

(e)	Termination of Loan Agreements: On March 10 and on March 20, 2015, the Company repaid in full the then outstanding indebtedness with Deutsche Bank for the vessels i) "New York" and ii) "Myrto" and "Maia", respectively, and the related agreements were terminated.

(f)	Loan Commitment: On February 27, 2015, the Company entered into a commitment letter with Danish Ship Finance for a loan facility of $30,000 to finance the acquisition cost of the vessel "Santa Barbara". On March 12, 2015, the Company was offered a term sheet from ABN AMRO Bank NV for a loan facility of up to $53,000 to re-finance the acquisition cost of the vessels "New York", "Myrto" and "Maia", subject to signing the loan agreement by May 01, 2015.

(g)	Annual Incentive Bonus: On March 3, 2015 the Company's Board of Directors approved a cash bonus of about $1,714 to all employees and executive management of the Company, which had been accrued as at December 31, 2014, and 1,100,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2011 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $7,601 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.