Form 20-F
period 2015-12-31
DIANA SHIPPING INC.
filed 2016-03-28
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from____________to____________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
E-mail: izafirakis@dianashippinginc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value	New York Stock Exchange
8.500% Senior Notes due 2020	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, there were 82,546,017 shares of the registrant's common stock outstanding
Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐	Yes	☐	No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	4

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3.D.—Risk Factors," important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or labor disruptions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2015, 2014, 2013, 2012 and 2011 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for share and per share data, fleet data and average daily results)

Statement of Operations Data:
Time charter revenues	$157,712	$175,576	$164,005	$220,785	$255,669
Other revenues	-	-	447	2,447	1,117
Voyage expenses	15,528	10,665	8,119	8,274	10,597
Vessel operating expenses	88,272	86,923	77,211	66,293	55,375
Depreciation and amortization of deferred charges	76,333	70,503	64,741	62,010	55,278
General and administrative expenses	25,335	26,217	23,724	24,913	25,123
Management fees to related party	405	-	-	-	-
Foreign currency gain	(984)	(528)	(690)	(1,374)	(503)
Operating income / (loss)	(47,177)	(18,204)	(8,653)	63,116	110,916
Interest and finance costs	(15,555)	(8,427)	(8,140)	(7,618)	(4,924)
Interest and other income	3,152	3,627	1,800	1,432	1,033

	As of and for the
	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Income / (loss) from derivative instruments	-	68	(118)	(518)	(737)
Income / (loss) from equity method investments	(5,133)	12,668	(6,094)	(1,773)	1,207
Net income / (loss)	$(64,713)	$(10,268)	$(21,205)	$54,639	$107,495
Loss assumed by non-controlling interests	$-	$-	$-	$-	$2
Dividends on series B preferred shares	$(5,769)	$(5,080)	$-	$-	$-
Net income / (loss) attributed to common stockholders	$(70,482)	$(15,348)	$(21,205)	$54,639	$107,497
Earnings / (loss) per common share, basic and diluted	$(0.89)	$(0.19)	$(0.26)	$0.67	$1.33
Weighted average number of common shares, basic and diluted	79,518,009	81,292,290	81,328,390	81,083,485	81,081,774

Balance Sheet Data:
Cash and cash equivalents	$193,218	$218,901	$240,633	$446,624	$416,674
Total current assets	215,013	238,234	251,868	466,986	432,691
Vessels' net book value	1,440,803	1,373,133	1,320,375	1,211,138	1,046,719
Property and equipment, net	23,489	23,887	22,826	22,774	21,659
Total assets	1,836,965	1,787,122	1,701,981	1,742,802	1,604,471
Total current liabilities	58,889	98,092	62,297	61,477	48,095
Long-term debt (including current portion), net of deferred financing costs	600,071	484,256	431,557	459,112	373,338
Total stockholders' equity	1,218,366	1,282,226	1,253,392	1,266,424	1,208,878

Cash Flow Data:
Net cash provided by operating activities	$23,945	$44,910	$67,400	$119,886	$154,230
Net cash used in investing activities	(155,637)	(152,513)	(245,156)	(169,913)	(90,428)
Net cash provided by / (used in) financing activities	106,009	85,871	(28,235)	79,977	7,458

Fleet Data:
Average number of vessels (1)	40.8	37.9	33.0	27.6	23.6
Number of vessels at year-end	43.0	39.0	36.0	30.0	24.0
Weighted average age of vessels at year-end (in years)	7.4	7.1	6.6	6.0	6.3

	As of and for the
	Year Ended December 31,
	2015	2014	2013	2012	2011
Ownership days (2)	14,900	13,822	12,049	10,119	8,609
Available days (3)	14,600	13,650	12,029	9,998	8,474
Operating days (4)	14,492	13,564	11,944	9,865	8,418
Fleet utilization (5)	99.3%	99.4%	99.3%	98.7%	99.3%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$9,739	$12,081	$12,959	$21,255	$28,920
Daily vessel operating expenses (7)	5,924	6,289	6,408	6,551	6,432

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$157,712	$175,576	$164,005	$220,785	$255,669
Less: voyage expenses	(15,528)	(10,665)	(8,119)	(8,274)	(10,597)
Time charter equivalent revenues	$142,184	$164,911	$155,886	$212,511	$245,072

Available days	14,600	13,650	12,029	9,998	8,474
Time charter equivalent (TCE) rate	$9,739	$12,081	$12,959	$21,255	$28,920

(7)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common stock, Series B Preferred Shares, and 8.5% Senior Notes due 2020, which we refer to as our Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for the payment of dividends on our shares and interest on our Notes, or the trading price of our securities.

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers may remain at low levels or decrease in the future, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, more than half of our vessels are scheduled to come off of their current charters in 2016, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

Demand for our dry bulk carriers is dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. Given the seemingly large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The dry bulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  During 2015, the BDI remained volatile, ranging from a high of 1,222 to a low of 471. The BDI recorded a record low of 290 in February 2016. There can be no assurance that the dry bulk charter market will not decrease further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Weak economic conditions throughout the world could negatively affect our earnings, financial condition and cash flows and may adversely affect the market price of our common shares.

Negative trends in the global economy continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including recent turmoil and hostilities in the Middle East and other geographic areas and countries and continuing economic weakness in the European Union and Asia Pacific Region. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our earnings, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us of continued weakness in the rest of the world, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to be around 6.9% for the year ended December 31, 2015, which is China's slowest growth rate in 25 years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our earnings and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, earnings and financial condition and our ability to pay dividends to our shareholders and interest on our Notes.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing loan and credit facilities on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions continue to be volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

The market supply of dry bulk carriers has been increasing due to the high level of new deliveries in the last few years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through the end of 2015. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, more than half of our vessels are scheduled to come off of their current charters in 2016, based on their earliest redelivery date, for which we may be seeking new employment.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

Our operating results are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not directly affect our operating results, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.

Fuel, or bunker prices, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. While the price of fuel is currently at very low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union Regulations, the United Nation's International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, earnings, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, earnings and cash flows. For example, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, earnings, cash flows and financial condition and our ability to pay dividends to our shareholders and interest on our Notes.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

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

The operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings, and ability to pay dividends, if any, in the future, and interest on our Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Iran, Sudan and Syria. Since July 11, 2011, none of our vessels have called on ports in Sudan or Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.  In addition, the Iran Freedom and Counter-Proliferation Act of 2012 (IFCA) and Executive Order 13645 went into effect on July 1, 2013.  Pursuant to the IFCA, as implemented by Executive Order 13645, a person is subject to sanctions for the provision of material support to Iranian Specially Designated Nationals, members of the Iranian energy, shipping and shipbuilding sectors and Iranian port operators.  The foregoing also expanded existing Iran sanctions against persons or foreign financial institutions relating to, among other things, the sale and transport of Iranian petroleum, petroleum products and petrochemicals.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees.  Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent.  Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

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

Company Specific Risk Factors

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our loan facilities.

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

A decrease in the market values of our vessels could cause us to breach covenants in our loan facilities and adversely affect our operating results.

The market values of our vessels are at very low levels compared to historical averages.  As at December 31, 2015, we believe we were in compliance with all of the covenants of our loan facilities, however we obtained a waiver from the applicable lender under one of our loan facilities with regard to the minimum hull cover ratio requirement contained in the facility. If we are not in compliance with our loan facilities or are unable to obtain waivers, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and our ability to pay dividends.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered in the past into long-term time charters of up to 61 months. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends.

Rising crew costs could adversely affect our results of operations.

Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.

Our investment in Diana Containerships Inc. exposes us to the risks of the containership market and the value of our investment may be adversely affected.

As at December 31, 2015 we had a $48.8 million outstanding balance of a loan facility and owned approximately 26.08% of Diana Containerships Inc. (NASDAQ:DCIX), or Diana Containerships, which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates, the reduction in demand for container shipping due to the recent global economic recession, increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade, and the risk of over-supply of containership capacity. Containership market risks may reduce the value of our investment in Diana Containerships and could adversely affect our financial condition. Additionally, on January 14, 2016, Diana Containerships received written notification from The NASDAQ Stock Market LLC indicating that because the closing bid price of their common stock for the 30 consecutive business days following the notice was below US$1.00 per share, they no longer meet the minimum bid price requirement for The Nasdaq Global Select Market set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to The Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 calendar days, or until July 12, 2016. According to Diana Containerships, the notification letter has no effect at this time on the listing of their common stock, which continues to trade on The Nasdaq Global Select Market.  In February of 2016 their shareholders approved a reverse stock split, to be implemented at the discretion of the Board. If they do effect a reverse stock split, the liquidity of Diana Containerships' common shares may be adversely affected given the reduced number of shares that will be outstanding following the reverse stock split.  In the event they do not regain compliance within the 180-day grace period and they meet all other listing standards and requirements, they may be eligible for an additional 180-day grace period if they transfer to The Nasdaq Capital Market.

Our investment in Diana Wilhelmsen Management Limited may expose us to additional risks.

During 2015 we invested in a 50/50 joint venture with Wilhelmsen Ship Management to provide management services to a limited number of vessels in our fleet, but our eventual goal is to provide fleet management services to unaffiliated third party vessel operators. While this joint venture may provide us in the future with a potential revenue source, it may also expose us to risks such as low customer satisfaction, increased operating costs compared to those we would achieve for our vessels, and inability to adequately staff our vessels with crew that meets our expectations or to maintain our vessels according to our standards, which would adversely affect our financial condition.

The Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

As a result of the ongoing economic slump in Greece and the capital controls imposed by the government in June 2015, Diana Shipping Services S.A., our manager which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece's political and economic stability and may lead it to exit the Eurozone, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short term time charters. However, as part of our business strategy, the majority of our vessels are currently fixed on short term time charters. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Since the completion of our initial public offering in March 2005, we have increased our fleet to 45 vessels in operation, and we expect to take delivery in 2016 of three newbuilding vessels and one secondhand Panamax vessel. The significant increase in the size of our fleet has imposed significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

We cannot assure you that we will be able to borrow amounts under our loan facilities and restrictive covenants in our loan facilities may impose financial and other restrictions on us.

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2015, we had $605.9 million outstanding under our facilities and our Notes. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The loan facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

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

While we have the right to inspect previously owned vessels prior to our purchase of them and we usually inspect secondhand vessels that we acquire, such inspections do not provide us with the same knowledge about their condition that we would have if these vessels had been built for, and operated exclusively by, us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our operating days. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates given currently decreased drybulk carrier charter rate levels. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than us could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.  If we are unable to successfully compete with other dry bulk shipping companies, our results of operations may be adversely impacted.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer, Mr. Andreas Michalopoulos; and our Chief Operating Officer, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers or other members of our management team.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 45 vessels in operation, having a combined carrying capacity of 5.2 million dead weight tons, or dwt, and a weighted average age of 7.5 years as of March 28, 2016. Additionally, we have shipbuilding contracts for the construction of three additional vessels and expect to take delivery of one secondhand vessel in April 2016. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but incur around half of our operating expenses and our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Because a significant portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Volatility in LIBOR could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by our outstanding loan facilities fluctuate with changes in LIBOR, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2015, 2014, and 2013, approximately 66%, 55% and 58%, respectively, of our revenues derived from four charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for someone to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors or officers.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected, among other things.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2015 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2015 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See Item 10.E "Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

In order to position us to take advantage of market opportunities in a deteriorating market, our board of directors, beginning with the fourth quarter of 2008, has suspended our common stock dividend. Our dividend policy will be assessed by the board of directors from time to time. We believe that this suspension has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

Our policy, historically, was to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after accounting for cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan facilities, may limit our ability to pay dividends.  Further, under the terms of our loan agreements, we may not be permitted to pay dividends that would result in an event of default or if an event of default has occurred and is continuing.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

Certain existing shareholders will be able to exert considerable control over matters on which our shareholders are entitled to vote.

As of the date of this annual report Mr. Simeon Palios, Chief Executive Officer and Chairman of the Board, beneficially owns 18,823,331 shares, or approximately 22.2% of our outstanding common stock, which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7.A. Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2015, 82,546,017 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

In addition, we have adopted a Stockholders Rights Agreement, dated January 15, 2016, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our Stockholders Rights Agreement, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

The amount of cash we have available for dividends on our Series B Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series B Preferred Shares depends on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

●	restrictions under our existing or future credit facilities or any future debt securities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default, or under certain facilities if it would result in the breach of certain financial covenants;

●	the amount of any cash reserves established by our board of directors; and

●	restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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

Our Series B Preferred Shares are subordinated to all of our existing and future indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our amended and restated articles of incorporation currently authorize the issuance of up to 25,000,000 preferred shares, par value $0.01 per share. Of these preferred shares, 1,000,000 shares have been designated Series A Participating Preferred Stock and 5,000,000 shares have been designated Series B Preferred Shares. The Series B Preferred Shares are senior in rank to the Series A Participating Preferred Shares. The issuance of additional Series B Preferred Shares or other preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares. The Series B Preferred Shares do not contain any provisions affording the holders of our Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Shares, so long as the rights of our Series B Preferred Shares are not directly materially and adversely affected.

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

One of the factors that may influence the price of our Series B Preferred Shares is the dividend yield on the Series B Preferred Shares (as a percentage of the price of our Series B Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series B Preferred Shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series B Preferred Shares to decrease.

As a holder of Series B Preferred Shares you have extremely limited voting rights.

Your voting rights as a holder of Series B Preferred Shares are extremely limited. Our common shares are the only outstanding class or series of our shares carrying full voting rights. Holders of Series B Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Series B Preferred Shares are in arrears and certain other limited protective voting rights.

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

Risks Relating to our Notes

The investment in our Notes is subject to our credit risk.

Our Notes are unsubordinated unsecured general obligations of ours and are not, either directly or indirectly, an obligation of any third party. Our Notes will rank equally with any senior and unsubordinated debt obligations that we may enter into in the future, except as such obligations may be preferred by operation of law. Any payment to be made on our Notes, including the return of the principal amount at maturity or any redemption date, as applicable, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of our Notes and, in the event we were to default on our obligations, holders of our Notes may not receive the amounts owed to them under the terms of our Notes.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and the right to receive payments on our Notes is structurally subordinated to the rights of the lenders of our subsidiaries.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our Notes depends in part on the operations of our subsidiaries and our subsidiaries' ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our Notes or to make funds available for that purpose. Our Notes are not guaranteed by any of our subsidiaries or any other person.

The rights of holders of our Notes are structurally subordinated to the rights of our subsidiaries' lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our Notes will be effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Our Notes are unsecured obligations and are subordinated to our secured debt.

Our Notes are unsecured and therefore are effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. We will continue to have the ability to incur additional secured debt, subject to limitations in our loan facilities and the indenture relating to our Notes.

We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase our Notes.

Following a change of control, holders of Notes will have the right to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. We may not have sufficient financial resources, or be able to arrange financing, to pay the change of control purchase price in cash with respect to any Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our then existing loan facilities or other indebtedness, if any, may not allow us to purchase the Notes upon a change of control. Our failure to purchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase the Notes.

The change of control provisions contained in the indenture governing our Notes will not afford protection to holders of Notes in the event of certain transactions that could adversely affect our Notes. For example, transactions such as leveraged recapitalizations, refinancing or certain restructurings would not constitute a change of control requiring us to repurchase the Notes. In the event of any such transaction, holders of the Notes would not have the right to require us to purchase their Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the Notes.

Our Notes have not been rated, and ratings of any of our other securities may affect the trading price of our Notes.

We have not sought to obtain a rating for our Notes, and our Notes may never be rated. It is possible, however, that one or more credit rating agencies might independently determine to assign a rating to our Notes or that we may elect to obtain a rating of our Notes in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to our Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for our Notes, could adversely affect the market for, or the market value of, our Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including our Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of our Notes may not reflect all risks related to us and our business, or the structure or market value of our Notes.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our loan facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness under such facilities. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our loan facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the dry bulk industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

●	seeking to raise additional capital;
●	refinancing or restructuring our debt;
●	selling vessels; or
●	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our loan facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our loan facilities.

We may redeem the Notes, at our option, on or after May 15, 2017.

We may redeem the Notes, at our option, in whole or in part on or after May 15, 2017, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to the date of redemption. Prior to May 15, 2017 we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus a make-whole premium and accrued and unpaid interest to the date of redemption. In the event we choose to redeem the Notes, the holders of our Notes may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on our Notes. Our redemption right also may adversely impact the holders' ability to sell our Notes as the optional redemption date or period approaches.

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

In 2013, we took delivery of the Myrto, a 2013 built Kamsarmax dry bulk carrier, which we acquired for $26.5 million, the Maia, a 2009 built Kamsarmax dry bulk carrier, which we acquired at an auction for $19.7 million; the Baltimore, a 2005 built Capesize dry bulk carrier, which we acquired for $26.8 million; the Artemis, a 2006 built Panamax dry bulk carrier, which we acquired for $20.2 million; the Myrsini, a 2010 built Kamsarmax dry bulk vessel, which we acquired in a bid offer for $22.7 million; and the P.S. Palios, a 2013 built Capesize dry bulk vessel, which we acquired for $52.0 million.

On May 17, 2013, we entered, through two separate wholly owned subsidiaries, into two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for the construction of two Newcastlemax dry bulk vessels for a contract price of $48.7 million each. We expect to take delivery of the two vessels in 2016.

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million, the drawdown of which was completed on August 20, 2013. On September 9, 2015, the agreement was amended, pursuant to which the loan matures on March 15, 2022; bears interest at LIBOR plus a margin of 3% per annum; the back-end fee accumulated up to and became payable on the date of the amendment; and the borrowers will pay to the lender a fee of $200 on the maturity date. In addition, the borrowers agreed to repay the principal amount of the loan on the last day of each interest period in amounts of $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The loan is subordinated to Diana Containerships' loan with the Royal Bank of Scotland.

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

On June 18, 2013, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschäft, or Deutsche Bank, and on June 20, 2013, we completed the drawdown of $18.0 million in order to partially finance the acquisition costs of the Myrto and the Maia, both delivered earlier in 2013. On the same date, our wholly owned subsidiary, Bikini Shipping Company Inc., entered into a supplemental agreement with Deutsche Bank in order to amend the terms of its loan agreement dated October 8, 2009 with respect to the cross collateralization of the New York with Maia and Myrto. The agreement between Deutsche Bank and Bikini was terminated on March 10, 2015 following full repayment of the outstanding loan balance and on March 20, 2015, we prepaid the outstanding indebtedness under the loan agreement for Myrto and Maia, of $15.8 million.

On August 8, 2013, Diana Shipping Services S.A., or DSS, our wholly-owned subsidiary, was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million, which was fully settled in two installments, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice.  In addition, the sentence includes a requirement to maintain an enhanced system subject to independent audit for managing waste oils on vessels managed by DSS.

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

On May 22, 2014, our Board of Directors authorized a share repurchase plan for up to $100 million of our common shares of which, up to January 30, 2015, we repurchased and retired 3,259,353 shares at the aggregate cost of $28.0 million and an average price of $8.6 per share. We have not repurchased any other shares since January 30, 2015.

In 2014, we, through two separate wholly-owned subsidiaries, acquired from unaffiliated third parties the G. P. Zafirakis, a new-building Capesize dry bulk vessel, for a purchase price of $58.0 million, which was delivered in August 2014 and the Santa Barbara, a new-building Capesize dry bulk vessel, for a purchase price of $50.0 million, which was delivered in January 2015.

On July 29, 2014, we purchased 15,936,255 shares of the common stock of Diana Containerships for an aggregate purchase price of $40.0 million.

On December 18, 2014, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $55.0 million with BNP Paribas to finance part of the acquisition cost of the G. P. Zafirakis and P. S. Palios. We completed the drawdown of $53.5 million on December 19, 2014.

In December 2014, DSS acquired jointly with two other related entities, from unrelated individuals, a plot of land for an aggregate purchase price of €2.0 million or $2.5 million (based on the exchange rate of U.S. Dollars to Euro as of the date of acquisition). DSS paid one third of the purchase price amounting to $0.9 million, including additional purchase costs incurred. The plot is under the common ownership of the joint purchasers.

On March 17, 2015, we entered into, through eight separate wholly-owned subsidiaries, a term loan facility of up to $110.0 million with Nordea Bank AB, London Branch, or Nordea, to refinance the existing agreements we had with the bank for working capital and general corporate purposes. We completed the drawdown of $93.1 million on March 19, 2015 and we fully repaid all outstanding indebtedness with the bank at that date.

On March 26, 2015, we entered into, through three wholly-owned subsidiaries, a loan agreement with ABN AMRO Bank N.V. for up to $53.0 million to refinance part of the acquisition cost of the vessels New York, Myrto and Maia. On March 30, 2015, we drew down the amount of $50.16 million under the loan facility.

On April 20, 2015, we entered into, through a wholly-owned subsidiary, an agreement to acquire from an unrelated third party a new-building Capesize dry bulk vessel, named New Orleans, for a purchase price of $43.0 million. The vessel was delivered on November 10, 2015.

On April 27, 2015, we entered into, through a wholly-owned subsidiary, a memorandum of agreement with an unrelated third party to acquire a Kamsarmax dry bulk vessel, renamed to Medusa, for a purchase price of $18.05 million. The vessel was delivered in June 2015.

On April 29, 2015, we entered into, through a wholly-owned subsidiary, a loan agreement with Danish Ship Finance A/S for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara.

On May 20, 2015, we offered $63.3 million aggregate principal amount of 8.5% Senior Notes due 2020 (the "Notes"), including an overallotment, at the price of $25.0 per Note. As part of the offering, the underwriters sold $12.8 million aggregate principal amount of the Notes to, or to entities affiliated with, the Company's chief executive officer, Mr. Simeon Palios, and other executive officers and certain directors of the Company at the public offering price. As of May 29, 2015, the Notes are trading on the NYSE under the ticker symbol "DSXN". The Notes bear interest from May 28, 2015 at a rate of 8.5% per year and will mature on May 15, 2020. Interest is payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2015. The Company may redeem the Notes at its option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes include financial and other covenants, including maximum net borrowings and minimum tangible net worth.

On May 7, 2015, our wholly owned subsidiary Diana Ship Management Inc. and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, established Diana Wilhelmsen Management Limited, or DWM, a 50/50 joint venture, with the purpose of providing management services to a number of vessels in our fleet. The DWM office is located in Limassol, Cyprus and currently it provides services to six of our vessels.

On July 22, 2015, we entered into a loan agreement with BNP Paribas for a loan of $165.0 million, drawn on July 24, 2015 to refinance the revolving credit facility with the Royal Bank of Scotland. In this respect, the revolving credit facility, having an outstanding balance of $195.0 million, was voluntarily prepaid in full and the related agreement was terminated.

On September 30, 2015, we entered into, through two wholly-owned subsidiaries, a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, drawn in two tranches, one in October 2015 and one in November 2015, to finance part of the acquisition cost of the Medusa and the New Orleans, delivered in June and November 2015 respectively.

On November 2, 2015, we entered into, through a wholly-owned subsidiary, a memorandum of agreement with an unrelated third party to acquire a Capesize dry bulk vessel, named Seattle, for a purchase price of $28.5 million, which was delivered in November 2015.

On January 7, 2016, we entered into, through the three wholly-owned subsidiaries with vessels under construction, a loan agreement with the Export-Import Bank of China for a loan of up to $75.7 million to finance part of the construction cost of these vessels. The loan will be available for drawdown until March 12, 2017, or such later date as all the lenders may in their discretion agree and will mature by March 2032 at the latest.

On February 4, 2016, we entered into, through three separate wholly-owned subsidiaries, three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39.8 million, reduced to $39.3 million pursuant to addendum agreements dated March 4, 2016. Two of the vessels were delivered in March 2016 and the third vessel is expected to be delivered in April 2016. The Company has agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Consummation of the purchases is subject to the Company obtaining bank financing from the sellers' existing lenders for substantially the entire purchase price of the vessels, thereby resulting in little or no current cash outlay on the part of the Company.

On March 11, 2016, we signed, through two wholly-owned subsidiaries, a commitment letter with ABN AMRO Bank N.V. for a loan of up to $25.8 million to finance the acquisition cost of two of the three Panamax vessels mentioned above.

Please see "Item 5.B Liquidity and Capital Resources" for a discussion of our loan facilities.

B.            Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels. Currently, our operating fleet consists of 45 dry bulk carriers, of which 22 are Panamax, four are Kamsarmax, three are Post-Panamax, 14 are Capesize and two are Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt. In addition, in 2016, we expect to take delivery of three vessels under construction and one secondhand vessel we agreed to acquire from a related party.

As of December 31, 2015, our fleet consisted of 43 vessels of which 20 Panamax, four Kamsarmax, three Post-Panamax, 14 Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 5.0 million dwt, and a weighted average age of 7.4 years. In addition, we had three vessels under construction with expected delivery in 2016.

As of December 31, 2014, our fleet consisted of 39 vessels of which 20 Panamax, three Kamsarmax, three Post-Panamax, eleven Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 4.4 million dwt, and a weighted average age of 7.1 years. In addition, we had three vessels under construction with expected delivery in 2016 and we had agreed to acquire Santa Barbara, which was delivered in January 2015.

As of December 31, 2013, our fleet consisted of 36 vessels of which 18 Panamax, three Kamsarmax, three Post-Panamax, ten Capesize and two Newcastlemax vessels, having a combined carrying capacity of approximately 4.1 million dwt, and a weighted average age of 6.6 years, excluding four vessels we had under construction.

During 2015, 2014 and 2013, we had a fleet utilization of 99.3%, 99.4% and 99.3%, respectively, our vessels achieved daily time charter equivalent rates of $9,739, $12,081 and $12,959, respectively, and we generated revenues of $157.7 million, $175.6 million and $164.0 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 28, 2016.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	23 Panamax Bulk Carriers

1	DANAE	A	$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	9-Nov-16 - 9-Mar-17
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	8-Jan-16	1
			$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	20-Jan-17 - 4-May-17
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	12-Jan-16
			$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	15-Dec-16 - 30-Mar-17
	2001 75,311

4	ALCYON	A	$7,600	5.00%	Transgrain Shipping B.V., Rotterdam	22-Aug-15	22-Apr-16 - 22-Jul-16
	2001 75,247
5	TRITON	A	$6,800	5.00%	Glencore Grain B.V., Rotterdam	28-Oct-15	13-Sep-16 - 28-Dec-16
	2001 75,336
6	OCEANIS	A	$7,200	5.00%	Glencore Grain B.V., Rotterdam	11-May-15	12-Mar-16	2
			$6,750	5.00%	Bunge S.A., Geneva	12-Apr-16	12-Jun-16	3,4,5
	2001 75,211
7	THETIS	B	$7,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	14-Jul-15	14-Jun-16 - 14-Sep-16
	2004 73,583
8	PROTEFS	B	$6,250	5.00%	Glencore Grain B.V., Rotterdam	3-Apr-15	18-Feb-16	6
			$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	8-Feb-17 - 23-Jun-17
	2004 73,630
9	CALIPSO	B	$6,000	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	9-Jun-15	9-Apr-16 - 9-May-16	7
	2005 73,691
10	CLIO	B	$6,500	5.00%	Transgrain Shipping B.V., Rotterdam	4-Aug-15	4-May-16 - 4-Aug-16
	2005 73,691
11	NAIAS	B	$6,800	4.75%	Cargill International S.A., Geneva	12-Jul-15	12-May-16 - 12-Aug-16	8
	2006 73,546
12	ARETHUSA	B	$7,100	5.00%	Glencore Grain B.V., Rotterdam	5-Mar-15	5-Apr-16 - 5-May-16	7
	2007 73,593
13	ERATO	C	$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	26-Mar-16
			$4,650	5.00%		26-Mar-16	11-Feb-17 - 26-May-17
	2004 74,444
14	CORONIS	C	$6,500	5.00%	Sandgate Maritime Ltd	3-Jul-15	19-Mar-16	9
			$4,750	5.00%	Narina Maritime Ltd	19-Mar-16	19-Feb-17 - 19-May-17
	2006 74,381
15	MELITE	D	$7,250	4.75%	Cargill International S.A., Geneva	13-Oct-15	13-Sep-16 - 13-Dec-16
	2004 76,436
16	MELIA	D	$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	24-Nov-16 - 24-Feb-17
	2005 76,225
17	ARTEMIS		$7,500	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	16-Aug-15	16-May-16 - 16-Aug-16
	2006 76,942
18	LETO		$7,100	4.75%	Cargill International S.A., Geneva	19-Jun-15	4-Sep-16 - 3-Jan-17
	2010 81,297

19	SELINA	E	$5,800	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	24-Mar-16	15-Oct-16 - 15-Feb-17
	2010 75,700
20	MANZONI	E	-	-	-	-	- - -	10,11
	(tbr. MAERA)
	2013 75,403
21	INFINITY 9		$7,825	5.00%	Glencore Grain B.V., Rotterdam	21-Mar-16	24-Jun-16 - 24-Oct-16
	(tbr. ISMENE)
	2013 77,901
22	CRYSTALIA	F	$9,000	5.00%	Glencore Grain B.V., Rotterdam	29-Aug-15	29-Jun-16 - 29-Sep-16
	2014 77,525
23	ATALANDI	F	$8,000	5.00%	Glencore Grain B.V., Rotterdam	21-May-15	21-Mar-16
			$5,300	5.00%		26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529
	4 Kamsarmax Bulk Carriers
24	MAIA	G	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	13-Apr-17 - 13-Jul-17
	2009 82,193
25	MYRSINI	G	$8,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	18-Feb-15	9-Mar-16	12
			$5,550	5.00%	RWE Supply & Trading GmbH, Essen	9-Mar-16	9-Mar-17 - 24-Jun-17
	2010 82,117
26	MEDUSA	G	$7,450	4.75%	Clearlake Shipping Pte. Ltd., Singapore	2-Jun-15	4-Apr-16	7,12
	2010 82,194
27	MYRTO	G	$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	24-Oct-16 - 8-Feb-17
	2013 82,131
	3 Post-Panamax Bulk Carriers
28	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
29	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
30	POLYMNIA	H	$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	30-Nov-16 - 15-Mar-17
	2012 98,704
	14 Capesize Bulk Carriers
31	NORFOLK		$10,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	4-Mar-15	28-Mar-16	12,13
			$4,350	5.00%	SwissMarine Services S.A., Geneva	28-Mar-16	28-Dec-16 - 28-Mar-17
	2002 164,218
32	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	16-Jan-16	14
			$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	16-Dec-16 - 16-Mar-17
	2005 180,235

33	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
34	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
35	SIDERIS GS	I	$6,500	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Dec-15	22-Jan-17 - 7-Jul-17
	2006 174,186
36	SEMIRIO	I	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	6-Feb-16	15
			$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	6-Jan-17 - 6-May-17
	2007 174,261
37	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	25-May-17 - 24-Oct-17	12
	2007 177,828
38	HOUSTON	I	$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	29-Jan-16
			$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	29-Dec-16 - 29-Mar-17
	2009 177,729
39	NEW YORK	I	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	3-Feb-16	12,16
			$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	3-Jan-17 - 18-May-17
	2010 177,773
40	SEATTLE	J	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	25-Oct-16 - 9-Feb-17
	2011 179,362
41	P. S. PALIOS	J	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	31-Dec-16 - 31-Mar-17
	2013 179,134
42	G. P. ZAFIRAKIS	K	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16
			$6,500	5.00%		14-Feb-16	14-May-17 - 14-Aug-17
	2014 179,492
43	SANTA BARBARA	K	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	18-Dec-15	18-Dec-16 - 18-Mar-17
	2015 179,426
44	NEW ORLEANS		$11,650	5.00%	SwissMarine Services S.A., Geneva	11-Nov-15	11-Oct-16 - 26-Feb-17
	2015 180,960
	2 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	24-Nov-16 - 24-Mar-17
	2012 206,104
46	PHILADELPHIA	L	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	20-Jan-16	17
			$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	20-Dec-16 - 20-Mar-17
	2012 206,040

	3 Vessels Under Construction
47	HULL No. DY6006		-	-	-	-	- - -	18
	(tbn. PHAIDRA)
	2016 82,000
48	HULL No. H2548	M	-	-	-	-	- - -	18
	(tbn. SAN FRANCISCO)
	2016 208,500
49	HULL No. H2549	M	-	-	-	-	- - -	18
	(tbn. NEWPORT NEWS)
	2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel was on scheduled drydocking from January 8, 2016 to February 4, 2016.
2 Currently without an active charterparty.
3 Estimated delivery date to the charterers.
4 Redelivery date based on an estimated time charter trip duration of about 60 days.
5 Charter includes a one time gross ballast bonus payment of US$175,000.
6 Glencore Grain B.V., Rotterdam has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, March 3, 2016.
7 Based on latest information.
8 During the first quarter of 2016, the vessel was off-hire for drydocking for approximately 24 days.
9 Sandgate Maritime Ltd has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, April 3, 2016.
10 Consummation of the purchase is subject to the Company obtaining satisfactory bank financing from the sellers' existing lenders.
11 Expected date of delivery to the Company by the end of April 2016.
12 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
13 Clearlake Shipping Pte. Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, April 4, 2016.
14 Minmetals Logistics Group Co. Ltd., Beijing has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 1, 2016.
15 Rio Tinto Shipping (Asia) Pte., Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 20, 2016.
16 Clearlake Shipping Pte. Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 17, 2016.
17 As per relevant charterparty, EDF Trading Limited, UK has agreed to pay US$18,000 per day until the minimum agreed redelivery date, January 17, 2016. The gross charter rate was amended to US$8,500 per day until January 20, 2016 (approximately three days).

18 Year of delivery and dwt are based on shipbuilding contract.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet's operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission that is equal to 2% of the revenues of the managed vessels, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for vessels under construction and for laid up vessels. The administrative services of Diana Shipping Inc. are also carried out by DSS. On October 1, 2013, Diana Shipping Inc., entered into an agreement with DSS for the provision of administrative services for a fixed monthly fee of $10,000. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay DWM a commission on the revenues of the managed vessels, a fixed management fee of $20,000 per month for each vessel in operation and a fixed monthly fee of $10,000 for laid up vessels. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees deriving from the agreements with DWM are included in our statement of operations as "Management fees to related party", whereas commercial fees are included in "Voyage expenses".

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

On June 1, 2010, Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, was appointed to act as broker to assist in providing services to us. Brokerage fees are included in "General and Administrative expenses" in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2015.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., EDF Trading Ltd, RWE Supply and Trading Gmbh, Clearlake Shipping Pte Ltd. During 2015, four of our charterers accounted for 66% of our revenues: EDF Trading (10%), Glencore (20%), RWE Supply (24%) and Clearlake (12%).  During 2014, four of our charterers accounted for 55% of our revenues: EDF Trading (15%), Cargill International S.A. (18%), RWE Supply (10%) and Clearlake (12%). During 2013, four of our charterers accounted for 58% of our revenues: EDF Trading (19%), Cargill International S.A. (17%), Shagang Shipping Co. (11%) and Nippon Yusen Kaisha, Tokyo (11%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2015, we paid commissions that ranged from 3.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of relatively stable cash flow and high utilization rates, we fix some of our vessels on long-term time charters. Currently, the majority of our vessels are employed on short-term time charters, which provides us with flexibility in responding to market developments. We continuously evaluate our balance of short- and long-term charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped dropped to 25 years in 2015 from 27 years in 2014 and 28 years in 2013.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December.  In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. The BDI recorded a record low of 290 in February 2016.

Vessel Prices

As of the end of 2015, dry bulk vessel values decreased as compared to 2014. Consistent with these trends, the market value of our dry bulk carriers had also decreased. As charter rates and vessel values remain at low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•	We own a modern, high quality fleet of dry bulk carriers. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•	Our fleet includes twelve groups of sister ships including our vessels under construction. We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

•	We have an experienced management team. Our management team consists of experienced executives who have, on average, more than 30 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has more than 40 years of experience in the shipping industry.

•	We benefit from the experience and reputation of Diana Shipping Services S.A. and the relationship with Wilhelmsen Ship Management through the Diana Wilhelmsen Management Limited joint venture.

•	We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

•	We have a strong balance sheet and a relatively low level of indebtedness. We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our loan facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessels Amphitrite and Clio made five port calls to Iran in 2015 for a combined length of 60 days. The vessel Amphitrite made calls to the port of Bandar Imam Khomeini on December 29, 2014 (discharging corn), April 29, 2015 (discharging soya beans), September 6, 2015 (discharging corn) and November 28, 2015 (discharging maize), and remained in the port of Bandar Imam Khomeini during 2015 for 50 days in the aggregate. The vessel Clio made a call to the port of Bandar Imam Khomeini on October 27, 2015, discharging corn, and remained in the port of Bandar Imam Khomeini for 10 days.  During this time the Amphitrite was on time charter to Bunge S.A. at a gross rate of $11,300 per day and the Clio was on time charter to Transgrain Shipping B.V at a gross rate of $6,500 per day. Our aggregate gross revenue attributable to these 60 days of port calls was approximately $3.2 million, less 5% commissions paid to third parties. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls.  Our charter party agreements for the Amphitrite and Clio restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the Amphitrite, Clio or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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

Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs.  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which has been further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea and certain coastal areas of North America have been so designated.  .Furthermore as of January 1, 2014 the applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or the SOLAS Convention, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of the SOLAS Convention, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the adoption dates in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  A new rule issued by the U.S. Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The USCG's revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.

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

In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

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

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code.

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

Most vessels are also dry-docked for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

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

D.            Property, plants and equipment

Since October 8, 2010, DSS owns the land and the building where we have our principal offices in Athens, Greece and in December 2014, DSS acquired a plot of land jointly with two other related entities from unrelated individuals. Other than this interest in real property, our only material properties are the vessels in our fleet.

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

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the majority of our vessels are employed on short-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

•	TCE rates. We define Time Charter Equivalent, or TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2015	2014	2013
Ownership days	14,900	13,822	12,049
Available days	14,600	13,650	12,029
Operating days	14,492	13,564	11,944
Fleet utilization	99.3%	99.4%	99.3%
Time charter equivalent (TCE) rate (1)	$9,739	$12,081	$12,959

(1)	Please see Item 3.A for a reconciliation of TCE to GAAP measures.

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2010, our revenues have decreased due to the decrease in the charter rates. In 2014, although charter rates continued to decline, revenue increased due to the enlargement of our fleet. For 2016, we expect our revenues to remain at current levels, or decrease due to further decreases in charter rates.

Voyage Expenses

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker expenses or income deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker expenses, or income, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We currently pay commissions ranging from 4.75% to 6.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter and to DWM for certain vessels. In addition we pay to DSS a commission that is equal to 2% of the revenues of those vessels for which it provides technical and commercial management services and this commission is eliminated from our consolidated financial statements as an intercompany transaction. During 2010 and until January 18, 2011, Diana Containerships also paid our fleet manager a commission of 1%, which was eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011 and until March 1, 2013 when the management agreements between DSS and Diana Containerships were terminated, the 1% commission paid by Diana Containerships constituted revenue of DSS. For 2016, we expect our voyage expenses to decrease, in line with our expectation for our time charter revenues and also because we expect less bunker expenses due to vessels being redelivered at increased bunker prices.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and other operating expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. Similarly, for 2016, we expect our operating expenses to increase as a result of the enlargement of our fleet. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, crew wages and exchange rates that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. The salvage value of all of our vessels is $250 per lightweight ton. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. For 2016, we expect depreciation expense to increase as a result of the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2016, we expect our general and administrative expenses to remain at current levels.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt and since May 2015 in connection with our Notes.  Currently, our debt amounts to $596.9 million, including our Notes issued in May 2015 at a fixed rate of 8.5%, and we expect to incur additional debt in 2016. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2016, we expect interest and finance expenses to increase as a result of increased indebtedness and increased interest rates.

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

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter-free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

Based on: (i) the carrying value of each of our vessels as of December 31, 2015 and 2014, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2015 and 2014, the aggregate carrying value of 42 and 27 of the vessels in our fleet as of December 31, 2015 and 2014, respectively, exceeded their aggregate charter-free market value by approximately $762 million and $504 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2015 and 2014, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 42 and 27 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2015 and 2014, respectively. As of December 31, 2015 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our loan facilities", "A decrease in the market values of our vessels could cause us to breach covenants in our loan facilities and adversely affect our operating results" and the discussion herein under the heading "Item 4.B. Business overview – Vessel Prices".

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2014	2015
1	Alcmene	93,193	2010	34.5*	33.3*
2	Alcyon	75,247	2001	10.3	9.9*
3	Aliki	180,235	2005	75.1*	70.3*
4	Amphitrite	98,697	2012	23.0	22.2*
5	Arethusa	73,593	2007	25.4*	24.5*
6	Artemis	76,942	2006	19.1*	18.4*
7	Atalandi	77,529	2014	30.6*	29.5*
8	Baltimore	177,243	2005	26.4	24.8*
9	Boston	177,828	2007	80.1*	76.0*
10	Calipso	73,691	2005	13.7	13.3*
11	Clio	73,691	2005	14.1	13.3*
12	Coronis	74,381	2006	27.9*	26.6*
13	Crystalia	77,525	2014	30.3*	29.1*
14	Danae	75,106	2001	12.0*	11.6*
15	Dione	75,172	2001	11.8*	11.0*
16	Erato	74,444	2004	25.4*	23.7*
17	G. P. Zafirakis	179,492	2014	57.6*	55.5*
18	Houston	177,729	2009	51.3*	48.8*
19	Leto	81,297	2010	28.6*	27.5*
20	Los Angeles	206,104	2012	53.7*	51.6*

21	Maia	82,193	2009	19.3	18.4*
22	Medusa	82,194	2010		17.7*
23	Melia	76,225	2005	18.1*	17.3*
24	Melite	76,436	2004	26.8*	25.4*
25	Myrsini	82,117	2010	21.8	21.1*
26	Myrto	82,131	2013	24.9	23.9*
27	Naias	73,546	2006	27.0*	25.6*
28	New Orleans	180,960	2015		43.1*
29	New York	177,773	2010	52.3*	49.8*
30	Nirefs	75,311	2001	10.3	9.9*
31	Norfolk	164,218	2002	89.9*	83.1*
32	Oceanis	75,211	2001	10.5	9.9*
33	Philadelphia	206,040	2012	54.5*	52.4*
34	Polymnia	98,704	2012	22.9	22.1*
35	Protefs	73,630	2004	13.8*	12.9*
36	P. S. Palios	179,134	2013	50.1*	48.2*
37	Salt Lake City	171,810	2005	115.6*	109.1*
38	Santa Barbara	179,426	2015		48.5*
39	Seattle	179,362	2011		29.0
40	Semirio	174,261	2007	69.8*	66.2*
41	Sideris GS	174,186	2006	63.0*	59.6*
42	Thetis	73,583	2004	25.1*	23.5*
43	Triton	75,336	2001	10.5	10.1*
	Total	5,012,926		1,377.1	1,447.7

___________________________

*Indicates dry bulk vessels for which we believe, as of December 31, 2015 and 2014, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $762 million and $504 million, respectively.

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

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Income representing ballast bonus payments and compensation paid by the charterer due to earlier than agreed redelivery of the vessel to the owner are recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of commissions, are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned. All vessel operating expenses are expensed as incurred.

Prepaid Charter Revenue

The Company records identified assets associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter-free basis, is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter-free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. We test such assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

Equity method investments

Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, we record such an investment at cost and adjust the carrying amount for our share of the earnings or losses of the entity subsequent to the date of investment and report the recognized earnings or losses in income. Dividends received reduce the carrying amount of the investment. When our share of losses in an entity accounted for by the equity method equals or exceeds our interest in the entity, we do not recognize further losses, unless we have made advances, incurred obligations and made payments on behalf of the entity. Equity method investments are evaluated to determine if a loss in value that is other than temporary should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment, inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment, or other investors ceasing to provide support or reduce their financial commitment to the investee. As of December 31, 2015 the fair value of our investment in Diana Containerships, based on the quoted price of Diana Containerships'  share of common stock (NASDAQ: DCIX) of $0.80, was $15.4 million. We assessed that the decline in the fair value of our investment in Diana Containerships did not constitute other than temporary impairment. In our assessment, we considered the financial position of Diana Containerships, the expected growth of the world seaborne containership demand and trade over the period of the next three years based on the public reports of international organizations and independent brokers, the current order book and deployment relevant to the size of containerships owned by Diana Containerships and the efforts of Diana Containerships management to modernize its fleet throughout the containerships cycle. As of December 31, 2015 and the date of this report, we have the intent and ability to retain our investment in Diana Containerships for a period of time sufficient to allow for the anticipated recovery of its market value, as discussed above.

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

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$22,681	$11,571
Capesize/Newcastlemax	$40,815	$18,073

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated a reduction of approximately 29% in the time charter rates or 24% of off hire days (other than for dry docking and special surveys) to result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$7,492	234	$9,873	234	$10,798	218
Capesize/Newcastlemax	$10,049	527	$15,862	482	$15,642	482

Results of Operations

Year ended December 31, 2015 compared to the year ended December 31, 2014

Time Charter Revenues.    Time charter revenues decreased by $17.9 million, or 10%, to $157.7 million in 2015, compared to $175.6 million in 2014. The decrease was due to decreased time charter rates which resulted in a 19% decrease of our average charter rates from $12,081 in 2014 to $9,739 in 2015 and was also due to increased drydock days during the year for which our vessels did not earn revenue as they were not available for charter. This decrease was partly offset by increased revenues due to an 8% increase of our ownership days resulting from the delivery of the Crystalia, in February 2014; the Atalandi, in May 2014; the G. P.  Zafirakis in August 2014; the Santa Barbara in January 2015; the Medusa in June 2015; and the New Orleans and the Seattle in November 2015. In 2015 we had total operating days of 14,492 and fleet utilization of 99.3%, compared to 13,564 total operating days and a fleet utilization of 99.4% in 2014.

Voyage Expenses.    Voyage expenses increased by $4.8 million, or 45%, to $15.5 million in 2015 compared to $10.7 million in 2014. This increase in voyage expenses is primarily attributable to the increase in loss from bunkers which amounted to $7.5 million in 2015, compared to a loss of $2.0 million in 2014. This was the result of the different prices of the bunkers purchased at redelivery and sold to the new charterers for those vessels that entered into new charters during the year.  This increase was partly offset by decreased commissions due to the decrease in revenues.

Vessel Operating Expenses.    Vessel operating expenses increased by $1.4 million, or 2%, to $88.3 million in 2015 compared to $86.9 million in 2014.  The increase in operating expenses is primarily attributable to the 8% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2015. The increase was also due to increased repairs and maintenance, other operating expenses and environmental expenses and was partly offset by decreases in crew costs, insurances, stores and spares and taxes. Daily operating expenses were $5,924 in 2015 compared to $6,289 in 2014, representing a 6% decrease.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges increased by $5.8 million, or 8%, to $76.3 million in 2015, compared to $70.5 million 2014. This increase was due to the enlargement of our fleet. Additionally, the increase in depreciation and amortization was due to increased amortization of deferred drydocking costs, mainly due to additional vessels which went under drydock surveys compared to 2014.

General and Administrative Expenses.    General and Administrative Expenses decreased by $0.9 million, or 3%, to $25.3 million in 2015 compared to $26.2 million in 2014. The decrease is mainly attributable to decreased salaries and the exchange rate between the U.S. dollar and the Euro and was partly offset by increased board of directors fees, legal and other professional fees.

Management fees to related party.    Management fees to a related party amounted to $0.4 million and represent management fees paid to DWM for the technical management of six vessels of our fleet gradually transferred to DWM from DSS during the year.

Interest and Finance Costs.    Interest and finance costs increased by $7.2 million, or 86%, to $15.6 million in 2015 compared to $8.4 million in 2014. The increase is primarily attributable to higher average interest rates, especially after the issuance of our Notes in May 2015 at a fixed rate of 8.5% and on increased average long term debt outstanding during 2015 compared to 2014. Interest expense in 2015 amounted to $13.9 million compared to $7.8 million 2014.

Interest and Other Income. Interest and other income decreased by $0.4 million, or 11%, to $3.2 million in 2015 compared to $3.6 million in 2014. The decrease is attributable to decreased interest income which derived from our loan agreement with Diana Containerships, dated May 20, 2013 and as amended on September 9, 2015, as since September 9, 2015, the outstanding balance of the loan is being reduced by an amount of $5.0 million per annum, the margin was reduced to 3% from 5% and the accrued, up to the date of the amendment, back end fee was paid in full and seized from being accrued.

Income / (loss) from Equity Method Investments. Loss from our investment in Diana Containerships amounted to $5.0 million in 2015 and was due to loss incurred by Diana Containerships and our dilution from the decrease in our share ownership from 26.34% as at December 31, 2014 to 26.08% as at December 31, 2015. This compared to a gain of $12.7 million in 2014. Additionally, loss from equity method investments included $0.2 million loss from DWM, our 50% owned joint venture established in 2015 that as of December 31, 2015 provided management services to six vessels of our fleet.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Time Charter Revenues.    Time charter revenues increased by $11.6 million, or 7%, to $175.6 million in 2014, compared to $164.0 million in 2013. The increase was due to a 15% increase of our ownership days resulting from the delivery of the Myrto, at the end of January 2013; the Maia, in February 2013; the Baltimore, in June 2013; the Artemis, in August 2013; the Myrsini, in October 2013; the P. S.  Palios, in December 2013, the Crystalia, in February 2014; the Atalandi, in May 2014 and the G. P.  Zafirakis in August 2014. In 2014 we had total operating days of 13,564 and fleet utilization of 99.4%, compared to 11,944 total operating days and a fleet utilization of 99.3% in 2013. The increase was partly off-set by decreased revenues due to increased drydock days during the year for which our vessels did not earn revenue as they were not available for charter and by decreased time charter rates which resulted to a 7% decrease of our average charter rates from $12,959 in 2013 to $12,081 in 2014.

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

Interest and Finance Costs.    Interest and finance costs increased by $0.3 million, or 4%, to $8.4 million in 2014 compared to $8.1 million in 2013. The increase is primarily attributable to higher average interest rates on increased average long term debt outstanding during 2014 compared to 2013. Interest expense in 2014 amounted to $7.8 million compared to $7.6 million in 2013.

Interest and Other Income. Interest and other income increased by $1.8 million, or 100%, to $3.6 million in 2014 compared to $1.8 million in 2013. The increase is attributable to interest income and fees of $3.2 million in 2014 compared to $1.2 million in 2013, which derived from our loan agreement with Diana Containerships, dated May 20, 2013, pursuant to which $50.0 million was drawn by Diana Containerships on August 20, 2013. This increase was partly offset by decreased interest income on our cash at banks during 2014 mainly due to decreased levels of cash compared to last year.

Income / (loss) from Derivative Instruments. Income from derivative instruments was $0.1 million in 2014 compared to a loss of $0.1 million in 2013. The change was due to the decrease of realized loss in 2014 amounting to $0.3 million compared to $0.7 million in 2013 due to its maturity in May 2014. The unrealized gain was $0.4 million in 2014 compared to $0.6 million in 2013.

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

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt and since May 2015 with our Notes. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, the construction and acquisition of our new vessels, debt service and the payment of our preferred dividends. As at December 31, 2015 and 2014, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $156.1 million and $140.1 million, respectively.

We expect to fund the operations of our fleet, our working capital requirements, our payment of preferred dividends, the cost of vessels under construction and the vessels we have agreed to acquire with internally generated cash flow and with additional debt or equity.

Cash Flow

Cash and cash equivalents were $193.2 million as at December 31, 2015 compared to $218.9 million as at December 31, 2014.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. As at December 31, 2015 and 2014, cash and cash equivalents also include $21.5 million and $19.5 million, respectively, of such compensating cash balances not deemed to be sufficiently material to require segregation on the balance sheet.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $21.0 million, or 47%, to $23.9 million in 2015 compared to $44.9 million in 2014. The decrease was primarily attributable to the decrease in charter rates during the year, the increase in drydock and off-hire days during which our vessels could not earn revenue and the increase in expenses due to the enlargement of the fleet.

Net cash provided by operating activities decreased by $22.5 million, or 33%, to $44.9 million in 2014 compared to $67.4 million in 2013. The decrease was primarily attributable to the decrease in charter rates during the year, the increase in drydock days during which our vessels could not earn revenue and the increase in expenses due to the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $155.6 million for 2015, which consists of $155.3 million paid for predelivery installments for our three vessels under construction, the balance price for the acquisition of the Santa Barbara, delivered in January 2015 and the acquisition of three vessels during the year; $0.2 million of dividends received from Diana Containerships during the year; a $0.3 million investment in DWM; and $0.2 million relating to the acquisition of property and equipment.

Net cash used in investing activities was $152.5 million for 2014, which consists of $111.7 million paid for predelivery installments for our three vessels under construction and the Crystalia and Atalandi, which were delivered in 2014, the acquisition of the G. P.  Zafirakis during the year, and the advance for the acquisition of the Santa Barbara, delivered in January 2015; $40.0 million for the acquisition of additional interest in Diana Containerships in a private offering; $0.8 million of dividends received from Diana Containerships during the year; and $1.6 million relating to the acquisition of property and equipment.

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

Net Cash Used In / Provided By Financing Activities

Net cash provided by financing activities was $106.0 million for 2015, which consists of $441.2 million of proceeds drawn under new loan facilities and our Notes; $321.2 million of indebtedness that we repaid; and $5.5 million of financing costs we paid relating to our new loan agreements and our Notes; $5.8 million of dividends paid on our Series B Preferred Shares; and $2.7 million of payments to repurchase common stock.

Net cash provided by financing activities was $85.9 million for 2014, which consists of $101.5 million of proceeds drawn under new loan facilities; $48.6 million of indebtedness that we repaid; and $0.5 million of financing costs we paid relating to our new loan agreements; $62.7 million of proceeds from issuance of preferred stock, net of expenses; $3.9 million of dividends paid on our Series B Preferred Shares; and $25.3 million of payments to repurchase common stock.

Net cash used in financing activities was $28.2 million for 2013, which consists of $18.0 million of proceeds drawn under our loan facility with Deutsche Bank AG for the vessels Maia and Myrto; $45.8 million of indebtedness that we repaid; and $0.5 million of financing costs we paid relating to our new loan agreements.

Loan Facilities and Senior Unsecured Notes

As at December 31, 2015, we had $605.9 million of long term debt outstanding under our facilities and Notes, which as of the date of this annual report decreased to $596.9 million, and consists of the agreements described below.

Revolving credit facility

In February 2005, we entered into a $230.0 million secured revolving credit facility with the Royal Bank of Scotland, which was amended on May 24, 2006, to increase the facility amount to $300.0 million. The $300.0 million revolving credit facility was available in full until May 24, 2012. Since that date the available amount was reduced in semi-annual amounts of $15.0 million with a final reduction of $165.0 million together with the last semi-annual reduction on May 24, 2016. The credit facility bore interest ranging from 0.75% to 0.85% per annum over LIBOR. On July 24, 2015, the outstanding balance of the revolving credit facility amounting to $195.0 million was voluntarily prepaid in full and the related agreement was then terminated.

Secured Term Loans:

On October 8, 2009, our wholly-owned subsidiary Bikini Shipping Company Inc. ("Bikini"), entered into a $40.0 million loan agreement with Deutsche Bank to partly finance the acquisition cost of the New York. The loan was repaid in full on March 10, 2015.

On October 22, 2009, our wholly-owned subsidiary Gala Properties Inc., entered into a $40.0 million loan agreement with Bremer Landesbank ("Bremer") to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 19, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, our wholly-owned subsidiaries Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with Export-Import Bank of China ("CEXIM") and DnB NOR Bank ASA (" DnB") to finance part of the construction cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million, of which $72.1 million was drawn being 70% of the vessels' market value on delivery. The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance.  The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On September 13, 2011, our wholly-owned subsidiary Bikar Shipping Company Inc. ("Bikar") entered into a loan agreement with Emporiki Bank of Greece S.A. ("Emporiki") for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank ("Credit Agricole"), entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On February 7, 2012, our wholly-owned subsidiary Jemo Shipping Company Inc., ("Jemo") entered into an agreement with Nordea Bank Finland Plc, which in December 2014 was replaced by Nordea Bank AB, London Branch, or Nordea, for a loan facility of $16.1 million drawn down in February 2012, to partly finance the acquisition cost of the Leto. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina Inc as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia. On March 19, 2015, we prepaid in full all outstanding indebtedness under the loan facility, which was refinanced with a new agreement mentioned below.

On December 20, 2012, our wholly-owned subsidiaries Palau Shipping Company Inc. ("Palau") and Guam Shipping Company Inc. ("Guam") entered into a loan agreement with Nordea Bank Finland Plc, replaced in December 2014 by Nordea, for an amount of $20.0 million, drawn down on December 21, 2012, to finance part of the acquisition cost of the Amphitrite and the Polymnia. On March 19, 2015, we prepaid in full all outstanding indebtedness under the loan facility, which was refinanced with a new agreement mentioned below.

On May 24, 2013, our wholly-owned subsidiaries Erikub Shipping Company Inc. ("Erikub") and Wotho Shipping Company Inc. ("Wotho"), entered into a loan agreement with CEXIM and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15.0 million for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250,000 and a balloon of $10.3 million payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

On June 18, 2013, our wholly-owned subsidiaries Tuvalu Shipping Company Inc. ("Tuvalu"), and Jabat Shipping Company Inc. ("Jabat"), entered into a loan agreement with Deutsche Bank for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Maia and the Myrto which were cross-collateralized with the New York. The loan was prepaid in full on March 20, 2015.

On January 9, 2014, our wholly-owned subsidiaries Taka Shipping Company Inc. ("Taka") and Fayo Shipping Company Inc. ("Fayo"), entered into a loan agreement with Commonwealth Bank of Australia, London Branch ("CBA"), for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A is repayable in 24 equal consecutive quarterly installments of $195,833 each; and a balloon of $3.8 million payable January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on January 13, 2022.

On December 18, 2014, our wholly-owned subsidiaries Weno Shipping Company Inc. ("Weno") and Pulap Shipping Company Inc. ("Palau"), entered into a loan agreement with BNP Paribas ("BNP"), for a loan facility of up to $55.0 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios, of which $53.5 million was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021.

On March 17, 2015, eight of our wholly-owned subsidiaries, entered into a loan facility with Nordea to refinance the existing agreements with the bank, described above, and to add additional vessels. On March 19, 2015, after repaying in full all outstanding indebtedness under the previous loan facilities with the bank, mentioned above, we drew down the amount of $93.1 million. The loan is repayable in 24 equal consecutive quarterly installments of approximately $1.9 million and a balloon of $48.4 million payable together with the last installment on March 19, 2021. The loan bears interest plus a margin of 2.1% of LIBOR.

On March 26, 2015, three of our wholly-owned subsidiaries entered into a loan agreement with ABN AMRO Bank N.V. for a secured term loan facility of up to $53.0 million, to refinance part of the acquisition cost of the vessels New York, Myrto and Maia of which $50.2 million was drawn on March 30, 2015. The loan is repayable in 24 equal consecutive quarterly installments of about $1.0 million and a balloon of $26.3 million payable together with the last installment on March 30, 2021. The loan bears interest at LIBOR plus a margin of 2.0%.

On April 29, 2015, our wholly-owned subsidiary Lelu Shipping Company Inc ("Lelu"), entered into a term loan agreement with Danish Ship Finance for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $0.5 million each and a balloon of $16.0 million payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

On July 22, 2015, we entered into a term loan agreement with BNP Paribas for a loan of $165.0 million drawn on July 24, 2015. The loan is repayable in 20 consecutive quarterly installments, the first eight installments in an amount of $2.5 million, followed by four installments in an amount of $5.0 million; eight installments in an amount of $7.0 million; and a balloon installment of $69.0 million payable together with the last installment on July 24, 2020. The loan bears interest at LIBOR plus a margin of 2.35% per annum for the first two years; 2.3% per annum for the third year and 2.25% per annum until the final maturity of the loan.

On September 30, 2015, our wholly-owned subsidiaries, Ujae Shipping Company Inc. ("Ujae") and Rairok Shipping Company Inc. ("Rairok"), entered into a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of about $28.0 million was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $0.5 million and a balloon installment of about $15.0 million payable together with the last installment on November 19, 2022. Advance B of about $11.7 million was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $0.3 million and a balloon installment of about $3.5 million payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

On January 7, 2016, our three wholly-owned subsidiaries with vessels under construction, entered into a secured loan agreement with the CEXIM for a loan of up to $75.7 million in order to finance part of the construction cost of the vessels. The loan will be available for drawdown until March 12, 2017, or such later date as all the lenders may in their discretion agree and will mature by March 2032 at the latest.

Under the secured term loans outstanding as of December 31, 2015, 42 vessels of the Company's fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, certain of the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default.

As of December 31, 2015 and currently, we believe we are in compliance with all covenants relating to our loan facilities other than as follows: As of December 31, 2015, we were not in compliance with the minimum required hull cover ratio of one of our term loan agreements, creating a shortfall of about $1.4 million. The Company received a waiver by the bank, which covers the period from December 31, 2015 up to and including December 31, 2016, amending the ratio to a lower level and with the requirement to provide updated valuations by July 31, 2016.

Currently, all of our vessels, except for two, have been provided as collateral to secure our loan facilities.

Senior Notes due 2020

On May 28, 2015, we issued $55.0 million aggregate principal amount of our 8.5% senior unsecured notes due 2020, or our Notes, in a registered public offering and on June 5, 2015, we issued an additional $8.25 million aggregate principal amount of the Notes, pursuant to the underwriters' option to purchase additional Notes. The Notes will mature on May 15, 2020, and may be redeemed in whole or in part at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to May 15, 2017, we may redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest to, but excluding, the date of redemption. The Notes will bear interest at a rate of 8.500% per annum, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2015.    The Notes commenced trading on the NYSE on May 29, 2015 under the symbol "DSXN."

For additional information about our Notes, please see the section entitled "Description of Notes" in the final prospectus supplement related to the offering, filed with the SEC on May 22, 2015 and incorporated by reference herein.

As of December 31, 2015, 2014 and 2013 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions and constructions, which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, with funds from equity issuances and, as of May 2015, our Notes. Currently, we have contractual obligations of $13.5 million, relating to the acquisition of one vessel we agreed to acquire from a related party, which we expect to take delivery of in April 2016 and $83.5 million, relating to the construction of two Newcastlemax dry bulk vessels and one Kamsarmax dry bulk vessel, which we expect to take delivery of in 2016. We pay dividends on our Series B Preferred Shares amounting to approximately $5.8 million annually. We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.

We expect to cover our capital expenditures and cash flow needs with cash from operations and additional indebtedness. Currently, we have a secured loan agreement with the Export-Import Bank of China for a loan of up to $75.7 million to finance part of the acquisition cost of our vessels under construction. We have also signed a commitment letter for a loan of $25.8 million to finance two of the three vessels we have agreed to acquire from a related party and we expect to incur additional indebtedness to finance the acquisition cost of the third vessel. Additionally it is our intention to incur additional indebtedness for one vessel in our fleet that is not mortgaged.

C.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December 2013. In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. The BDI recorded a record low of 290 in February 2016.

The decline and volatility in charter rates in the dry bulk market reflects in part the fact that the supply of dry bulk vessels in the market has been increasing, and the number of newbuilding dry bulk vessels on order is high. Demand for dry bulk vessel services is influenced by global financial conditions. The recovery in China and India positively influenced the charter rates; however, global financial conditions remain volatile and demand for dry bulk services may decrease in the future. The combination of increasing dry bulk capacity (both current and expected) and decreasing demand or demand which is not offset by the increase in dry bulk capacity may result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for more information).

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2015, as adjusted to reflect our agreement on February 4, 2016 to acquire three secondhand vessels from a related party for $39.8 million and the subsequent addenda dated March 4, 2016 reducing the purchase price to $39.3 million:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Notes (1)	$605,941	$42,450	$99,400	$266,762	$197,329
Estimated Interest Payments on Loan Agreements and Notes (1)	79,400	19,178	$34,688	$22,438	$3,096
Construction contracts	83,487	83,487	-	-	-
Acquisition of vessels (2)	39,265	39,265	-	-	-
Broker services agreement (3)	330	330	-	-	-
Preferred dividends (4)	19,230	5,769	11,538	1,923	-
Total	$827,653	$190,479	$145,626	$291,123	$200,425

(1)	As of December 31, 2015, we had an aggregate principal amount of $605.9 million of indebtedness outstanding under our loan facilities and our Notes. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate in 2015 plus the margin of our loan agreements in 2015 and the fixed interest rate of our Notes.

(2)	We have agreed to acquire three vessels from a related party for an aggregate purchase price of $39.8 million, reduced to $39.3 million on March 4, 2016. We took delivery of two of the vessels in March 2016 for an aggregate purchase price of $25.8 million and we expect to take delivery of the third vessel in April 2016. On March 11, 2016, we signed, through two wholly-owned subsidiaries, a commitment letter with ABN AMRO Bank N.V. for a loan of $25.8 million to finance the acquisition cost of the two vessels delivered to us. The delivery of the third vessel is subject to obtaining bank financing from the sellers' existing lenders, for substantially all of the purchase price of the vessel.

(3)	Our agreement with Diana Enterprises dated April 1, 2015, expires on March 31, 2016.

(4)	On February 24, 2014 we completed an offering of 2,600,000 shares of Series B Perpetual Preferred Stock, at the price of $25.0 per share, and dividends are payable at a rate equal to 8.875% per annum. At any time on or after February 14, 2019, the Series B Preferred Shares may be redeemed, in whole or in part, at a redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The table above presents our obligations for dividend payments until February 14, 2019. The table above does not include the payment for the redemption, which is at our option.

G.	Safe Harbor

See the section entitled "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Effective March 4, 2015, our Board of Directors increased its size from seven to nine members and Mr. Kyriacos Riris and Mrs. Semiramis Paliou were appointed to fill the resulting vacancies.  Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	74	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	60	Class I Director and President
Ioannis Zafirakis	44	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	44	Chief Financial Officer and Treasurer
Maria Dede	43	Chief Accounting Officer
William (Bill) Lawes	72	Class II Director
Konstantinos Psaltis	77	Class II Director
Kyriacos Riris	66	Class II Director
Boris Nachamkin	82	Class III Director
Apostolos Kontoyannis	67	Class III Director
Semiramis Paliou	41	Class III Director

The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2017.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as the Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships Inc. since January 13, 2010. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships Inc. since January 13, 2010. Mr. Margaronis also serves as a Deputy-President of Diana Shipping Services S.A. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis serves as our Director, Chief Operating Officer and Secretary. He also serves as Director, Chief Operating Officer and Secretary of Diana Containerships Inc. In addition, he is the Chief Operating Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its finance and accounting department. Mr. Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

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

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of Diana Shipping Services S.A. since March 2005. In 2000 Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000 Mrs. Dede was employed by Venus Enterprises S.A., a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a Bachelor's degree in Maritime Studies from the University of Piraeus and a Master's degree in Business Administration from the ALBA Graduate Business School.

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase and its predecessor banks from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he has served as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. In January 2014, Mr. Lawes also joined the board as Chairman of the Audit Committee of Tanker Investments Ltd. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. From 1981 to 2006, Mr. Psaltis served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels and from 2006 until today as a President of the same company. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Kyriacos Riris has served as a Director since March 2015. Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece.  Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

Boris Nachamkin has served as a Director and as a member of our Compensation Committee since March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping for Credit Agricole Indosuez, based in Paris, between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm and as a U.K. Director of Marine Money, a U.S.-based ship finance publication.

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee since March 2005. Mr. Kontoyannis has over 35 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

Semiramis Paliou has served as a Director since March 2015.  Mrs. Paliou has almost 19 years of experience in shipping operations, technical management and crewing.  Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 and she was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the head of the operations, technical and crew department of Diana Shipping Services S.A. where she currently serves as Vice President.  Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  She is the daughter of Simeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas and a member of the Greek committee of Nippon Kaiji Kyokai.

B.	Compensation

Aggregate executive compensation (including amounts paid to Diana Enterprises pursuant to the Brokerage Services Agreements) for 2015 was $3.1 million. Since June 1, 2010, Diana Enterprises, a related party, as described in "Item 7B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2015, fees for 2015 amounted to $1.3 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. We expect such fees to increase in 2016.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each non-executive serving as chairman or member of a committee receives annual compensation of $26,000 and $13,000, respectively, plus reimbursement of out-of-pocket expenses. For 2015, 2014 and 2013 fees and expenses of our non-executive directors amounted to $0.4 million, $0.3 million and $0.3 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 8,565,241 shares of restricted common stock, of which 7,087,657 shares were awarded to senior management and 1,477,584 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which will vest ratably over a period of six years until 2022. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2015, compensation costs relating to the aggregate amount of restricted stock awards amounted to $8.3 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan (the "2014 Plan"), for 5,000,000 common shares, of which, currently, 4,234,759 shares remain reserved for issuance.

Under the 2014 Plan, the Company's employees, officers and directors are entitled to receive options to acquire the Company's common stock.  The 2014 Plan is administered by the Compensation Committee of the Company's Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the 2014 Plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. Under the 2014 Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company.

C.	Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.  Each member has been determined by our board of directors to be "independent" under the rules of the NYSE and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert).

We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company's incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The members of the Compensation Committee are Mr. Apostolos Kontoyannis (Chairman) and Mr. Boris Nachamkin (member).

We have established a Nominating Committee comprised of two members, which, as directed by its written charter, is responsible for identifying, evaluating and making recommendations to the board of directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill board of director vacancies. The members of the Nominating Committee are Mr. Konstantinos Psaltis (Chairman) and Mr. Kyriacos Riris (member).

We have established an Executive Committee comprised of the three executive directors, Mr. Simeon Palios (Chairman), Mr. Anastasios Margaronis (member) and Mr. Ioannis Zafirakis (member). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

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

We crew our vessels primarily with Greek officers and Filipino officers and seamen and may also employ seamen from Poland, Rumania and Ukraine. DSS and DWM are responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. The management companies ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
Shoreside	101	94	84
Seafaring	993	973	848
Total	1,094	1,067	932

E.	Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 28, 2016, for (i) beneficial owners of more than five percent of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	18,823,331	22.2%
	Massachusetts Financial Services Company (2)	4,719,789	5.6%
	Franklin Resources Inc. (3)	11,022,582	13.0%
	All officers and directors as a group (4)	21,611,429	25.5%

(1)	Currently, Mr. Simeon Palios beneficially owns 14,286,540 shares indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2013, 2014, and 2015, Mr. Simeon Palios owned indirectly 18.4%, 19.3% and 20.6%, respectively, of our outstanding common stock.

(2)	This information is derived from a Schedule 13G/A filed with the SEC on February 10, 2016, and represents a decrease from the 8.9% ownership reported on a Schedule 13G filed with the SEC on February 6, 2015 and the 10.3% ownership reported on a Schedule 13G/A filed with the SEC on February 13, 2014.

(3)	This information is derived from a Schedule 13G filed with the SEC on January 8, 2016.

(4)	Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors is indirect shareholder through ownership of stock held in Corozal Compania Naviera S.A., and Ironwood Trading Corp. Mr. Margaronis does not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and Ironwood Trading Corp. and, accordingly, is not considered to be beneficial owner of our common shares held through Corozal Compania Naviera S.A. and Ironwood Trading Corp. Mr. Anastasios Margaronis also owns indirectly 2.2% of our outstanding common stock. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours each owns less than 1% of our outstanding common stock. In addition, Diana Enterprises owns indirectly 140,390, or 5.4% of the outstanding Series B Preferred Shares and Mr. Anastasios Margaronis owns indirectly 28,025, or 1.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 172,775, or 6.6% of our outstanding Series B Preferred Shares.

As of March 24, 2016, we had 146 shareholders of record, 128 of which were located in the United States and held an aggregate of 63,229,230 of our common shares, representing 74.65% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 63,208,603 of our common shares as of March 24, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Diana Enterprises Inc.

Diana Enterprises, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2015, brokerage fees amounted to $1.3 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2015, due to expire on March 31, 2016.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2015, amounted to $2.7 million. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

Diana Containerships, Non-Competition Agreement

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

Diana Containerships, Loan Agreement

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan was approved by the Independent Committee of the Board of Directors and the Board of Directors and bore interest at LIBOR plus a margin of 5% per annum and a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. On September 9, 2015, the agreement was amended, pursuant to which the loan maturity was extended to March 15, 2022; interest decreased to at LIBOR plus a margin of 3% per annum; the back-end fee accumulated up to and became payable on the date of the amendment; and the borrowers agreed to pay to the lender a fee of $0.2 million on the maturity date. In addition, the outstanding principal amount of the loan is repaid in amounts totalling $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The unsecured loan is guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without our prior consent. Also, the loan is subordinated to Diana Containerships' loan with the Royal Bank of Scotland.

Income from interest and fees for 2015, amounted to $2.7 million and is included in Interest and other income in the respective consolidated statements of operations. As at December 31, 2015 and the date of this report, the loan receivable from Diana Containerships amounted to $48.9 million and $47.5 million, respectively.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to six vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for the period from each vessel's delivery to the management of DWM to December 31, 2015, amounted to $0.4 million, whereas commercial fees amounted to about $43,000.

Acquisition of Three Panamax Vessels

On February 4, 2016, we entered into, through three separate wholly-owned subsidiaries, three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39.8 million, reduced pursuant to addendum agreements dated March 4, 2016 to $39.3 million. One of the vessels was delivered on March 21, 2016 and the other two are expected to be delivered later in March and in April 2016. The Company has agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Consummation of the purchases is subject to the Company obtaining bank financing from the sellers' existing lenders for substantially all of the purchase price of the vessels, thereby resulting in little or no current cash outlay on the part of the Company.

On March 11, 2016, we signed, through two wholly-owned subsidiaries, a commitment letter with ABN AMRO Bank N.V. for a loan of up to $25.8 million to finance the acquisition cost of two of the three Panamax vessels mentioned above.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Also, our loan facilities prohibit the payment of dividends should an event of default arise.

We believe that, under current law, any dividends that we have paid and may pay in the future from earnings and profits constitute "qualified dividend income" and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation was previously introduced in the United States Congress, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income." Please see the section of this annual report entitled "Taxation" under Item 10.E for additional information relating to the tax treatment of our dividend payments.

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

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the New York Stock Exchange:

	2016		2015		2014		2013		2012		2011
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$8.11	$3.58	$13.55	$6.31	$13.64	$7.47	$9.87	$6.31	$12.64	$6.93

1st quarter			$7.24	$6.12	$13.55	$11.61
2nd quarter			7.75	6.02	12.26	10.68
3rd quarter			8.11	6.08	11.13	8.94
4th quarter			7.13	3.58	9.03	6.31

September			$6.84	$6.08
October			7.13	6.21
November			6.45	4.75
December			4.50	3.58
January	$4.47	$2.15
February	2.66	2.02
March*	3.49	2.25

* For the period from March 1, 2016 until March 28, 2016.

Our Series B Preferred Stock has been trading on the New York Stock Exchange under the symbol "DSXPRB" since February 21, 2014. The following table shows the high and low closing sales prices for our Series B Preferred Stock:

	2016		2015		2014*
Period	High	Low	High	Low	High	Low
Annual			$25.59	$10.80	$26.98	$22.76

1st quarter			$25.59	$24.08	$25.35	$24.57
2nd quarter			25.59	24.60	26.98	25.37
3rd quarter			25.14	19.69	26.89	25.89
4th quarter			21.49	10.80	26.74	22.76

September			23.60	19.69
October			21.37	19.98
November			21.49	13.26
December			14.34	10.80
January	$14.70	$9.50
February	12.83	10.33
March**	13.19	10.95

* Commencing on February 21, 2014. ** For the period from March 1, 2016 until March 28, 2016.

In addition, our 8.5% Senior Notes due 2020 have traded on the NYSE since May 29, 2015 under the symbol "DSXN."

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Our current amended and restated articles of incorporation have been filed as exhibit 1 to our Form 6-K filed with the SEC on May 29, 2008 with file number 001-32458, and our current amended and restated bylaws have been filed as exhibit 3.2 to our Form F-3 filed with the SEC on May 6, 2009 with file number 333-159016. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, the number of our outstanding shares of common stock has currently increased to  84,696,017. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein.

Stockholders Rights Agreement

On January 15, 2016, we entered into a Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent, to replace the Amended and Restated Stockholders Rights Agreement, dated October 7, 2008.

Under the Stockholders Rights Agreement, we declared a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding at the close of business on January 26, 2016. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A participating preferred stock, par value $0.01 per share, at an exercise price of $40.00 per share.  The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 18.5% or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our Board of Directors.  In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price.  In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 18.5% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these Rights.  Under the Stockholders Rights Agreement's terms, it will expire on January 14, 2026.  A copy of the Stockholders Rights Agreement and a summary of its terms are contained in the Form 8-A12B filed with the SEC on January 15, 2016, with file number 001-32458.

C.	Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and Item 7.B for a discussion of our agreements with companies controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios.

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

United States Federal Income Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, (the "Treasury Regulations"), administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel-owning and operating subsidiaries.

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

In the year ended December 31, 2015, approximately 5.3% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 2.6% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2015. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $166,000 for the year ended December 31, 2015.

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

For the 2015 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2015 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2015 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2015 taxable year, less than 50% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2015 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2015 taxable year, and intends to take this position on its 2015 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2015 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $246,000 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2015, could have increased our interest cost (including capitalized interest and interest on our Notes) from $14.6 million to $19.9 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2015, 2014 and 2013 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments. In May 2009, we entered into a five-year zero cost collar agreement, novated in March 2012, with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement, which matured on May 27, 2014, was considered an economic hedge agreement as it did not meet the criteria for hedge accounting; therefore, the change in its fair value was recognized in our results of operations. We incurred unrealized gain of $0.4 million and realized loss of $0.3 million in 2014 and unrealized gain of $0.6 million and realized loss of $0.7 million in 2013.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 45% in 2015 and 51% in 2014) and a significant portion of our general and administrative expenses (around 49% in 2015 and 53% in 2014) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2015 and 2014, these non-US dollar expenses represented 33% and 32%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Please see the section of this annual report entitled "Item 10.B—Memorandum and Articles of Association—Stockholders Rights Agreement."

Item 15.	Controls and Procedures

a)	Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b)	Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. GAAP.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2015 is effective.

The registered public accounting firm that audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report on management's assessment of our internal control over financial reporting.

c)	Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company's internal control over financial reporting issued by the registered public accounting firm that audited the Company's consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-3 of the financial statements filed as part of this annual report.

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

Our Board of Directors has determined that both the members of our Audit Committee, Mr. William Lawes and Mr. Apostolos Kontoyannis, qualify as "Audit Committee financial experts" and that they are both considered to be "independent" according to SEC rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.dianashippinginc.com, under "About Us—Code of Ethics" and was filed as Exhibit 11.1 to our 2009 annual report on Form 20-F filed with the SEC on March 30, 2010 and incorporated by reference herein. Copies of our code of ethics are available in print, free of charge, upon request to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website.

Item 16C.	Principal Accountant Fees and Services

a)	Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2015 and 2014 amounted to € 420,000 and € 420,000, or approximately $455,704 and $587,183, respectively, and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting.

b)	Audit-Related Fees

Audit related fees in 2015 and 2014 amounted to € 39,375 and € 45,000, or approximately $44,553 and $62,598, respectively, and relate to audit services provided in connection with the Company's filings with the SEC.

c)	Tax Fees

None.

d)	All Other Fees

During 2015, we received services for which fees amounted to $85,000 and relate to the calculation of Earnings and Profits of the Company. There were no such fees in 2014.

e)	Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of our independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

f)            Audit Work Performed by Other than Principal Accountant if Greater than 50%

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of two independent members of our Board of Directors. Otherwise, our Audit Committee conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the New York Stock Exchange.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer purchases of equity securities for the year ended December 31, 2015
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Programs
Jan, 2015	413,804	$6.46	413,804	$71,978,289
Feb, 2015	-	-	-	$71,978,289
Mar, 2015	-	-	-	$71,978,289
Apr, 2015	-	-	-	$71,978,289
May, 2015	-	-	-	$71,978,289
Jun, 2015	-	-	-	$71,978,289
Jul, 2015	-	-	-	$71,978,289
Aug, 2015	-	-	-	$71,978,289
Sep, 2015	-	-	-	$71,978,289
Oct, 2015	-	-	-	$71,978,289
Nov, 2015	-	-	-	$71,978,289
Dec, 2015	-	-	-	$71,978,289
		-	-
Total	413,804	$6.46	413,804

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company's common shares. The plan does not have an expiration date. In January 2015, we purchased 413,804 shares at any average price of $6.46 per share.  Since that purchase and as of the date of this report, we have not made any additional purchases under the plan.

Item 16F.	Change in Registrant's Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance

Overview

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.  In fact, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees and (c) adopting a Code of Ethics.  The significant differences between our corporate governance practices and the NYSE standards are set forth below.
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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Common Share Certificate
2.2	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Company (3)
2.3	Certificate of Designations of the Series A Participating Preferred Stock of the Company (4)
2.4	Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas (5)
2.5
First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.500% Senior Notes due 2020 (6)

4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan
4.3	Form of Technical Manager Purchase Option Agreement (8)
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.7	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012
4.8	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012
4.9	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.10	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.11	Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc. (11)
4.12	First Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated July 28, 2014
4.13	Second Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated September 9, 2015
4.14	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)

4.15
Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch (12)

4.16	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (11)
4.17	Brokerage Services Agreement, dated April 9, 2014, by and between Diana Shipping Inc. and Diana Enterprises Inc. (12)
4.18	Brokerage Services Agreement, dated April 1, 2015, by and between Diana Shipping Inc. and Diana Enterprises Inc.
4.19	Amended and Restated Non-Competition Agreement, dated as of March 1, 2013, by and between Diana Shipping Inc. and Diana Containerships Inc. (11)
4.20	Loan Agreement with ABN AMRO Bank N.V., dated March 26, 2015
4.21	Loan Agreement with Danish Ship Finance, dated April 29, 2015
4.22	Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16, 2015
4.23	Loan Agreement with BNP Paribas, dated July 22, 2015
4.24	Loan Agreement with ING Bank N.V., dated September 30, 2015
4.25	Loan Agreement with The Export-Import Bank of China, dated January 7, 2016
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (v) the Notes to Consolidated Financial Statements

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.
(4)	Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(5)	Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015.
(6)	Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015.
(7)	Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(8)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(9)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 27, 2014.
(12)	Filed as an Exhibit to the Company' Annual Report filed on Form 20-F on March 25, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: March 28, 2016

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
March 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015 of Diana Shipping Inc. and our report dated March 28, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
March 28, 2016

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$193,218	$218,901
Accounts receivable, trade (Note 2(f))	4,512	6,383
Due from related parties (Notes 2(g) and 4(b))	5,103	57
Inventories (Note 2(h))	6,251	7,313
Prepaid expenses and other assets	5,929	5,580
Total current assets	215,013	238,234

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	44,514	29,500
Vessels (Note 6)	1,947,992	1,807,654
Accumulated depreciation (Note 6)	(507,189)	(434,521)
Vessels' net book value (Note 6)	1,440,803	1,373,133
Property and equipment, net (Note 7)	23,489	23,887
Total fixed assets	1,508,806	1,426,520
OTHER NON-CURRENT ASSETS:
Due from related parties, non-current (Notes 2(g) and 4(b))	43,750	50,866
Equity method investments (Note 3)	62,487	67,546
Deferred charges, net	6,909	3,956
Total assets	$1,836,965	$1,787,122

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 9)	$40,984	$78,734
Accounts payable, trade and other	8,963	9,702
Due to related parties (Note 4)	64	281
Accrued liabilities	6,449	6,012
Deferred revenue	2,414	3,279
Other current liabilities	15	84
Total current liabilities	58,889	98,092

Long-term debt, net of current portion and deferred financing costs, non-current (Note 9)	559,087	405,522
Other non-current liabilities	623	1,282
Commitments and contingencies (Note 10)

STOCKHOLDERS' EQUITY:
Preferred stock (Note 11(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 82,546,017 and 81,859,821 issued and outstanding at December 31, 2015 and 2014, respectively (Note 11(b))	825	819
Additional paid-in capital	976,880	971,280
Accumulated other comprehensive income/(loss)	269	(747)
Retained earnings	240,366	310,848
Total stockholders' equity	1,218,366	1,282,226

Total liabilities and stockholders' equity	$1,836,965	$1,787,122
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2015	2014	2013
REVENUES:
Time charter revenues	$157,712	$175,576	$164,005
Other revenues (Note 4(b))	-	-	447

EXPENSES:
Voyage expenses (Notes 4(d) and 12)	15,528	10,665	8,119
Vessel operating expenses (Note 12)	88,272	86,923	77,211
Depreciation and amortization of deferred charges (Notes 2(m) and 2(n))	76,333	70,503	64,741
General and administrative expenses	25,335	26,217	23,724
Management fees to related party (Notes 3(b) and 4(d))	405	-	-
Foreign currency gain	(984)	(528)	(690)
Operating loss	$(47,177)	$(18,204)	$(8,653)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(15,555)	(8,427)	(8,140)
Interest and other income (Note 4(b))	3,152	3,627	1,800
Income/(loss) from derivative instruments (Note 16)	-	68	(118)
Income/(loss) from equity method investments (Note 3)	(5,133)	12,668	(6,094)
Total other income / (expenses), net	$(17,536)	$7,936	$(12,552)

Net loss	$(64,713)	$(10,268)	$(21,205)

Dividends on series B preferred shares (Notes 11(a) and 14)	(5,769)	(5,080)	-

Net loss attributed to common stockholders	$(70,482)	$(15,348)	$(21,205)

Loss per common share, basic and diluted (Note 14)	$(0.89)	$(0.19)	$(0.26)

Weighted average number of common shares, basic and diluted (Note 14)	79,518,009	81,292,290	81,328,390

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
	2015	2014	2013
Net loss	$(64,713)	$(10,268)	$(21,205)

Other comprehensive income / (loss) (Actuarial gain / (loss))	1,016	(911)	(30)

Comprehensive loss	$(63,697)	$(11,179)	$(21,235)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings	Total Equity
BALANCE, December 31, 2012	-	-	82,233,424	$822	$918,007	$194	$347,401	$1,266,424

Net loss	-	-	-	$-	$-	$-	$(21,205)	$(21,205)
Issuance of restricted stock and compensation cost	-	-	607,946	6	8,197	-	-	8,203
Other comprehensive loss	-	-	-	-	-	(30)	-	(30)
BALANCE, December 31, 2013	-	-	82,841,370	$828	$926,204	$164	$326,196	$1,253,392

Net loss	-	-	-	$-	$-	$-	$(10,268)	$(10,268)
Issuance of series B preferred stock	2,600,000	26	-	-	62,672	-	-	62,698
Issuance of restricted stock and compensation cost	-	-	1,864,000	19	7,725	-	-	7,744
Dividends on series B preferred stock	-	-	-	-	-	-	(5,080)	(5,080)
Stock repurchased and retired	-	-	(2,845,549)	(28)	(25,321)	-	-	(25,349)
Other comprehensive loss	-	-	-	-	-	(911)	-	(911)
BALANCE, December 31, 2014	2,600,000	$26	81,859,821	$819	$971,280	$(747)	$310,848	$1,282,226

Net loss	-	$-	-	$-	$-	$-	$(64,713)	$(64,713)
Issuance of restricted stock and compensation cost (Note 11(c))			1,100,000	10	8,269	-	-	8,279
Dividends on series B preferred stock (Note 11(a))	-	-	-	-	-	-	(5,769)	(5,769)
Stock repurchased and retired (Note 11(d))	-	-	(413,804)	(4)	(2,669)	-	-	(2,673)
Other comprehensive income	-	-	-	-	-	1,016	-	1,016
BALANCE, December 31, 2015	2,600,000	$26	82,546,017	$825	$976,880	$269	$240,366	$1,218,366

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars)

Cash Flows from Operating Activities:	2015	2015	2015

Net loss	$(64,713)	$(10,268)	$(21,205)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of deferred charges	76,333	70,503	64,741
Amortization of financing costs (Note 13)	1,364	519	473
Amortization of free lubricants benefit	(85)	(129)	(98)
Compensation cost on restricted stock (Note 11(c))	8,279	7,744	8,203
Actuarial gain / (loss)	1,016	(911)	(30)
Change in fair value of derivative instruments	-	(378)	(616)
(Income) / loss from equity method investments, net of dividends (Note 3)	5,133	(12,668)	5,094
(Increase) / Decrease in:
Receivables	1,871	(5,682)	5,889
Due from related parties	2,070	(604)	294
Inventories	1,062	(1,354)	(684)
Prepaid expenses and other assets	(349)	(1,091)	345
Prepaid charter revenue (Notes 2(k) and 8)	-	-	5,353
Other non-current assets	-	793	(793)
Increase / (Decrease) in:
Accounts payable	(739)	2,293	416
Due to related parties	(217)	60	(43)
Accrued liabilities, net of accrued preferred dividends	437	(11)	(479)
Deferred revenue	(865)	1	451
Other liabilities	(643)	554	135
Drydock costs	(6,009)	(4,461)	(46)
Net cash provided by Operating Activities	$23,945	$44,910	$67,400

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Notes 5 and 6)	(155,352)	(111,702)	(198,581)
Acquisition of additional interest in Diana Containerships Inc. (Note 3(a))	-	(40,000)	-
Cash dividends from investment in Diana Containerships Inc. (Note 3(a))	193	763	4,000
Loan to Diana Containerships Inc. (Note 4(b))	-	-	(50,000)
Joint venture investment (Note 3(b))	(267)	-	-
Payments for plant, property and equipment (Note 7)	(211)	(1,574)	(575)
Net cash used in Investing Activities	$(155,637)	$(152,513)	$(245,156)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 9)	441,173	101,500	18,000
Proceeds from issuance of preferred stock, net of expenses (Note 11(a))	-	62,698	-
Cash dividends on preferred stock	(5,769)	(3,862)	-
Payments for repurchase of common stock (Note 11(d))	(2,673)	(25,349)	-
Financing costs	(5,482)	(527)	(452)
Loan payments (Note 9)	(321,240)	(48,589)	(45,783)
Net cash provided by / (used in) Financing Activities	$106,009	$85,871	$(28,235)

Net decrease in cash and cash equivalents	(25,683)	(21,732)	(205,991)

Cash and cash equivalents at beginning of the year	218,901	240,633	446,624

Cash and cash equivalents at end of the year	$193,218	$218,901	$240,633

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	$13,048	$8,180	$7,169

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (or "DSI") and its wholly-owned and beneficially-owned subsidiaries (collectively, the "Company"). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates the majority of its own fleet through Diana Shipping Services S.A. (or "DSS"), a wholly-owned subsidiary and a limited number of vessels through a 50% owned joint venture (Notes 3 and 4). As at December 31, 2015, the following are wholly-owned subsidiaries with operations that are included in the consolidation:

a/a	Company	Vessel	Flag	Date Built	Date Acquired	Place of Incorporation
PANAMAX VESSELS
1	Panama Compania Armadora SA	Oceanis	Bahamas	May 2001	May 2001	Panama
2	Husky Trading SA	Triton	Bahamas	Mar 2001	Mar 2001	Panama
3	Changame Compania Armadora SA	Thetis	Bahamas	Aug 2004	Nov 2005	Panama
4	Buenos Aires Compania Armadora SA	Alcyon	Bahamas	Feb 2001	Feb 2001	Panama
5	Skyvan Shipping Company SA	Nirefs	Bahamas	Jan 2001	Jan 2001	Panama
6	Cypres Enterprises Corp.	Protefs	Bahamas	Aug 2004	Aug 2004	Panama
7	Urbina Bay Trading SA	Erato	Bahamas	Aug 2004	Nov 2005	Panama
8	Chorrera Compania Armadora SA	Dione	Greek	Jan 2001	May 2003	Panama
9	Darien Compania Armadora SA	Calipso	Bahamas	Feb 2005	Feb 2005	Panama
10	Texford Maritime SA	Clio	Bahamas	May 2005	May 2005	Panama
11	Eaton Marine SA	Danae	Greek	Jan 2001	Jul 2003	Panama
12	Vesta Commercial SA	Coronis	Marshall Islands	Jan 2006	Jan 2006	Panama
13	Ailuk Shipping Company Inc.	Naias	Marshall Islands	Jun 2006	Aug 2006	Marshall Islands
14	Taka Shipping Company Inc.	Melite	Marshall Islands	Oct 2004	Jan 2010	Marshall Islands
15	Bikar Shipping Company Inc.	Arethusa	Greek	Jan 2007	Jul 2011	Marshall Islands
16	Mandaringina Inc.	Melia	Marshall Islands	Feb 2005	May 2012	Marshall Islands
17	Jemo Shipping Company Inc.	Leto	Marshall Islands	Feb 2010	Jan 2012	Marshall Islands
18	Fayo Shipping Company Inc.	Artemis	Marshall Islands	Sep 2006	Aug 2013	Marshall Islands
19	Erikub Shipping Company Inc. (Note 6)	Crystalia	Greek	Feb 2014	Feb 2014	Marshall Islands
20	Wotho Shipping Company Inc. (Note 6)	Atalandi	Greek	May 2014	May 2014	Marshall Islands
KAMSARMAX VESSELS
21	Tuvalu Shipping Company Inc.	Myrto	Marshall Islands	Jan 2013	Jan 2013	Marshall Islands
22	Jabat Shipping Company Inc.	Maia	Marshall Islands	Aug 2009	Feb 2013	Marshall Islands
23	Makur Shipping Company Inc.	Myrsini	Marshall Islands	Mar 2010	Oct 2013	Marshall Islands
24	Rairok Shipping Company Inc. (Note 6)	Medusa	Marshall Islands	Apr 2010	Jun 2015	Marshall Islands
POST-PANAMAX VESSELS
25	Majuro Shipping Company Inc.	Alcmene	Marshall Islands	Jan 2010	Nov 2010	Marshall Islands
26	Guam Shipping Company Inc	Amphitrite	Marshall Islands	Aug 2012	Aug 2012	Marshall Islands
27	Palau Shipping Company Inc.	Polymnia	Marshall Islands	Nov 2012	Nov 2012	Marshall Islands

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

a/a	Company	Vessel	Flag	Date Built	Date Acquired	Place of Incorporation
CAPESIZE VESSELS
28	Jaluit Shipping Company Inc.	Sideris GS	Marshall Islands	Nov 2006	Nov 2006	Marshall Islands
29	Bikini Shipping Company Inc.	New York	Marshall Islands	Mar 2010	Mar 2010	Marshall Islands
30	Gala Properties Inc.	Houston	Marshall Islands	Oct 2009	Oct 2009	Marshall Islands
31	Kili Shipping Company Inc.	Semirio	Marshall Islands	Jun 2007	Jun 2007	Marshall Islands
32	Knox Shipping Company Inc.	Aliki	Marshall Islands	Mar 2005	Apr 2007	Marshall Islands
33	Lib Shipping Company Inc.	Boston	Marshall Islands	Nov 2007	Nov 2007	Marshall Islands
34	Marfort Navigation Company Ltd.	Salt Lake City	Cyprus	Sep 2005	Dec 2007	Cyprus
35	Silver Chandra Shipping Company Ltd.	Norfolk	Cyprus	Aug 2002	Feb 2008	Cyprus
36	Bokak Shipping Company Inc.	Baltimore	Marshall Islands	Mar 2005	Jun 2013	Marshall Islands
37	Pulap Shipping Company Inc.	PS Palios	Marshall Islands	Jan 2013	Dec 2013	Marshall Islands
38	Weno Shipping Company Inc. (Note 6)	GP Zafirakis	Marshall Islands	Aug 2014	Aug 2014	Marshall Islands
39	Lelu Shipping Company Inc. (Note 5)	Santa Barbara	Marshall Islands	Jan 2015	Jan 2015	Marshall Islands
40	Ujae Shipping Company Inc. (Note 6)	New Orleans	Marshall Islands	Nov 2015	Nov 2015	Marshall Islands
41	Toku Shipping Company Inc. (Notes 6)	Seattle	Marshall Islands	Apr 2011	Nov 2015	Marshall Islands
NEWCASTLEMAX VESSELS
41	Lae Shipping Company Inc.	Los Angeles	Marshall Islands	Feb 2012	Feb 2012	Marshall Islands
42	Namu Shipping Company Inc.	Philadelphia	Marshall Islands	May 2012	May 2012	Marshall Islands
UNDER CONSTRUCTION
43	Aster Shipping Company Inc. (Notes 5 and 10)	H2548	-	-	Expected in 2016	Marshall Islands
44	Aerik Shipping Company Inc. (Notes 5 and 10)	H2549	-	-	Expected in 2016	Marshall Islands
45	Houk Shipping Company Inc. (Notes 5 and 10)	DY6006	-	-	Expected in 2016	Marshall Islands
OTHER SUBSIDIARIES
46	Diana Shipping Services SA	Management company				Panama
47	Bulk Carriers (USA) LLC	Company's representative in the US				Delaware - USA
48	Diana Ship Management Inc. (Note 3(b))	Intermediate holding company				Marshall Islands

Diana Shipping Services S.A., or DSS, provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2013 administrative services with regards to services related to DSI's operations and its subsidiaries. Such costs are eliminated in consolidation. Since April 2010 and until February 28, 2013, DSS provided to Diana Containerships Inc. (or "Diana Containerships") and its vessels, administrative services and since June 2010 and until February 28, 2013, technical and commercial services (Note 4(b)). Gradually from August 2015 and until December 31, 2015, DSS does not provide management services to six vessels in the Company's fleet whose management has been transferred to Diana Wilhelmsen Management Limited (Notes 3(b) and 4(d)).

During 2015, 2014 and 2013, charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2015	2014	2013
A	24%	10%
B	20%
C	12%	12%
D	10%	15%	19%
E		18%	17%
F			11%
G			11%

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income / (loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders' equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. Such balances at December 31, 2015 and 2014 amounted to $21,500 and $19,500 in the aggregate and consisted of minimum cash deposits required to be maintained at all times under the Company's loan facilities (Note 9).

(f)	Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2015 and 2014.

(g)	Loan Receivable from Related Parties: The amounts shown as Due from related parties, current and non-current, in the consolidated balance sheet as at December 31, 2015 and 2014, (Note 4(b)) represent amounts receivable from Diana Containerships Inc. with respect to a loan agreement with a wholly owned subsidiary of Diana Containerships Inc., net of any provision for credit losses. Interest income and fees, deriving from the agreement are recorded in the accounts as incurred. Costs incurred for the loan documentation were expensed as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships Inc. and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. No provision for credit losses was established as of December 31, 2015 and 2014, since there was no indication that Diana Containerships Inc. will not be able to meet its obligations under the loan agreement.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(h)	Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)	Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

(j)	Property and equipment: The Company owns the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(k)	Prepaid Charter Revenue: When the Company acquires a vessel with a time charter attached and the present value of the contractual cash flows of the time charter assumed is greater than its current fair value with reference to market data, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue. Prepaid charter revenue is amortized to revenue over the period of the time charter assumed and is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable (Note 8).

(l)	Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

With respect to the vessels, the Company determines undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels' performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of brokerage commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle; (ii) expected outflows for scheduled vessels' maintenance; (iii) vessel operating expenses increasing annually by an annual inflation rate of 3%, which approximates current projections for global inflation rate; (iv) effective fleet utilization of 98% taking into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys) and 1% off hire days (other than for dry docking and special surveys) each year, assumptions in line with the Company's historical performance and its expectations for future fleet utilization under its current fleet deployment strategy.

The Company concluded based on this exercise that step two of the impairment analysis was not required and has not identified any facts or circumstances that would require the write down of vessel values as at December 31, 2015 or in the near future and no impairment loss has been identified or recorded for 2015, 2014 and 2013.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. As at December 31, 2015, 2014 and 2013, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(p)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and the loan receivable from a related party. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits its credit risk with the loan receivable by performing ongoing credit evaluations of Diana Containerships' financial condition. The loan agreement is guaranteed by Diana Containerships but does not have any collateral and the Company has not entered into any agreement to mitigate credit risk.

(q)	Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Compensation due to earlier redelivery than the minimum period agreed in the charter party is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

(r)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(s)	Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(t)	Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the dry-bulk vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(u)	Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:	Unobservable inputs that are not corroborated by market data.

(v)	Share Based Payments: The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(w)	Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement, novated in March 2012, and terminated in May 2014, to manage its exposure to interest rate changes related to its borrowings. The collar agreement was considered as an economic hedge agreement as it did not meet the criteria of hedge accounting; therefore, the changes in its fair value were recognized in earnings (Note 16).

(x)	Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(y)	Variable Interest Entities: The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2015 and 2014.

Recent Accounting Pronouncements

(a)	In August 2014, the FASB issued Accounting Standards Update ("ASU" or "Update") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

(b)	In February 2015, the FASB issued the ASU 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. Management does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

(c)	In July 2015, the FASB issued ASU No. 2015-11 –Inventory. ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimate selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. Management does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

(d)	In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Management is in the process of assessing the impact of the new standard on the Company's consolidated financial position and performance.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(e)	In March 2016, the FASB issued ASU No. 2016-07 "Investments—Equity Method and Joint Ventures" to simplify the accounting for equity method investments. The amendments in the Update eliminate the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. Management does not believe that the adoption of the new standard will have any impact on its consolidated financial position, results of operations or cash flows and relevant disclosures.

3.             Equity Method Investments

a)	Diana Containerships Inc. ("Diana Containerships"): On July 29, 2014, DSI invested $40,000 in Diana Containerships and acquired 15,936,255 additional shares increasing its ownership as at December 31, 2014 to 26.34%. As at December 31, 2015, DSI owned 26.08% of the share capital of Diana Containerships. As at December 31, 2015 and 2014, the investment in Diana Containerships amounted to $62,376 and $67,546, respectively, and is included in "Equity method investments" in the accompanying consolidated balance sheets. As at December 31, 2015, the market value of the investment was $15,416 based on Diana Containerships' closing price on Nasdaq of $0.80.

For 2015, 2014, and 2013, the investment in Diana Containerships resulted in loss of $4,977, income of $12,668, and loss of $6,094, respectively, which is included in "Income/(loss) from equity method investments" in the accompanying consolidated statements of operations. Also for 2015, 2014, and 2013, DSI received dividends from Diana Containerships amounting to $193, $763 and $4,000, respectively.

b)	Diana Wilhelmsen Management Limited ("DWM"): DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. As at December 31, 2015, DWM provided management services to six vessels of the Company's fleet (Note 4(d)). The DWM office is located in Limassol, Cyprus. As at December 31, 2015, the investment in DWM amounted to $111 and is included in "Equity method investments" in the accompanying 2015 consolidated balance sheet. From DWM's formation until December 31, 2015, loss from investment amounted to $156 and is included in "Income/(loss) from equity method investments" in the accompanying 2015 consolidated statement of operations.

4.	Transactions with Related Parties

(a)	Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses for 2015, 2014 and 2013 amounted to $2,685, $2,765 and $2,640, respectively, and are mainly included in "Vessels", "Advances for vessels under construction and acquisitions and other vessel costs", "Vessel operating expenses" and "General and administrative expenses" in the accompanying consolidated financial statements. At December 31, 2015 and 2014, an amount of $62 and $281, respectively, was payable to Altair and is included in "Due to related parties" in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(b)	Diana Containerships Inc.: Until February 28, 2013, DSS received from Diana Containerships management and administrative fees pursuant to management and administrative services agreements between Diana Containerships, its vessel owning companies, and DSS. During 2013, revenue derived from these agreements until their termination, amounted to $447 and is separately presented as "Other revenues" in the accompanying 2013 consolidated statement of operations.

On May 20, 2013, DSI's Independent Committee of the Board of Directors and the Board of Directors approved to provide to Eluk Shipping Company Inc., a subsidiary of Diana Containerships, a five year unsecured loan of up to $50,000 to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan, until the amendment discussed below, bore interest at LIBOR plus a margin of 5% and a back-end fee equal to 1.25% per annum on the outstanding amount of the loan payable by the borrower on the repayment date of the loan. On July 30, 2015, DSI's Independent Committee of the Board of Directors and the Board of Directors approved an amendment to the loan, pursuant to which as of September 9, 2015, the date of the amendment, the loan matures on March 15, 2022; bears interest at LIBOR plus a margin of 3% per annum; the back-end fee would accumulate up to and became payable on the date of the amendment; and the borrower will pay to the lender a fee of $200 on the maturity date. In addition, the borrower agreed to repay the principal amount of the loan on the last day of each interest period in amounts totalling $5,000 per annum, but not to exceed $32,500 in the aggregate. The loan is subordinated to Diana Containerships' loan with the Royal Bank of Scotland.

As at December 31, 2015, there was an amount of $5,103 due from Diana Containerships included in "Due from related parties, current" and $43,750 due from Diana Containerships, separately presented in "Due from related parties, non-current", in the related accompanying consolidated balance sheet. As at December 31, 2014, similarly, there was an amount of $57 and $50,866 due from Diana Containerships current and non-current, respectively.

During 2015, 2014 and 2013 income from interest and fees amounted to $2,745, $3,246 and $1,196, respectively, and is included in "Interest and other income" in the accompanying consolidated statements of operations.

(c)	Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee. During 2015, 2014 and 2013 brokerage fees amounted to $1,302, $1,250 and $2,481, respectively, and are included in "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2015 and 2014, there was no amount due to Diana Enterprises included in the accompanying consolidated balance sheets. Until March 1, 2013, DSS had an agreement with Diana Enterprises to provide brokerage services to Diana Containerships, which was terminated when DSS ceased from being the management company of the Diana Containerships' group.

(d)	Diana Wilhelmsen Management Limited ("DWM"): As of December 31, 2015, DWM provided management services to six vessels of the Company's fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for the period from each vessel's delivery to the management of DWM to December 31, 2015, amounted to $405 and are separately presented as "Management fees to related party" in the 2015 accompanying consolidated statement of operations whereas commercial fees amounted to $43 and are included in "Voyage expenses" (Note 12). As at December 31, 2015, there was an amount of $2 due to DWM, included in "Due to related parties" in the related accompanying consolidated balance sheet.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

5.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

In May 2013, Aster Shipping Company Inc. and Aerik Shipping Company Inc., each entered into a shipbuilding contract with unrelated third parties for the construction of a Newcastlemax dry bulk carrier for the aggregate price of $97,400. The vessels are expected to be delivered in 2016.

In January 2014, Houk Shipping Company Inc., entered into a shipbuilding contract with unrelated third parties for the construction of a Kamsarmax dry bulk carrier for a contract price of $28,825. The vessel is expected to be delivered in 2016.

In December 2014, Lelu Shipping Company Inc. entered into a memorandum of agreement with an unrelated third party to acquire a newbuilding Capesize dry bulk vessel, named Santa Barbara, for a purchase price of $50,000. The vessel was delivered in January 2015 (Note 6).

As at December 31, 2015, the remaining contractual obligations amounted to $83,487 (Note 10).

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs capitalized in accordance with the Company's related accounting policy (Note 2(i)). The movement of the account during 2015 and 2014 was as follows:

	2015	2014
Beginning balance	$29,500	$38,862
- Advances for vessels under construction and other vessel costs	25,080	43,160
- Advances for vessel acquisitions and other vessel costs	40,105	10,066
- Transferred to vessel cost (Note 6)	(50,171)	(62,588)
Ending balance	$44,514	$29,500

6.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2013	$1,686,590	$(366,215)	$1,320,375

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	62,588	-	62,588
- Acquisitions, improvements and other vessel costs	58,476	-	58,476
- Depreciation for the year	-	(68,306)	(68,306)
Balance, December 31, 2014	$1,807,654	$(434,521)	$1,373,133

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	50,171	-	50,171
- Acquisitions, improvements and other vessel costs	90,167	-	90,167
- Depreciation for the period	-	(72,668)	(72,668)
Balance, December 31, 2015	$1,947,992	$(507,189)	$1,440,803

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

During 2014, the Company took delivery of "Crystalia" and "Atalandi", which until then were under construction and additionally acquired the Capesize dry bulk carrier "GP Zafirakis" for $58,000, which was delivered in August 2014.

On April 20, 2015, Ujae Shipping Company Inc., entered into an agreement to acquire from an unrelated third party a new-building Capesize dry bulk vessel, named New Orleans, for a purchase price of $43,000. The vessel was delivered on November 10, 2015.

On April 27, 2015, Rairok Shipping Company Inc. entered into a memorandum of agreement with an unrelated third party to acquire a Kamsarmax dry bulk vessel, renamed to Medusa, for a purchase price of $18,050. The vessel was delivered in June 2015.

On November 2, 2015, Toku Shipping Company Inc. entered into a memorandum of agreement with an unrelated third party to acquire a Capesize dry bulk vessel, named Seattle, for a purchase price of $28,500. The vessel, was delivered in November 2015.

7.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2013	$24,680	$(1,854)	$22,826

- Write off of fully depreciated assets	(100)	100	-
- Additions in property and equipment	1,574	-	1,574
- Depreciation for the year	-	(513)	(513)
Balance, December 31, 2014	$26,154	$(2,267)	$23,887

- Additions in property and equipment	211	-	211
- Depreciation for the period	-	(609)	(609)
Balance, December 31, 2015	$26,365	$(2,876)	$23,489

In December 2014, DSS acquired jointly with two other related entities, from unrelated individuals, a plot of land for an aggregate purchase price of €2.0 million or $2,489 (based on the exchange rate of the U.S. dollar to Euro as of the date of acquisition). DSS paid 1/3 of the purchase price amounting to $886, including additional purchase costs incurred. The plot is under the common ownership of the joint purchasers.

8.	Prepaid charter revenue

In May 2009, on the acquisition of the vessel "Houston", Gala Properties Inc. paid an amount in excess of the predelivery installments for the construction of the vessel, which was recognized in assets as Prepaid charter revenue. This amount had been amortized in revenues since the delivery of the vessel to the time charterers. On November 26, 2013, the charterers terminated the charter earlier than the termination date determined under the terms of the charter party and redelivered the vessel to the owners, who started arbitration proceedings against the charterers seeking to mitigate their losses as a result of the early termination. As a result of this earlier termination of the charter party, the unamortized balance of prepaid charter revenue amounting to $5,353 was fully amortized against Time charter revenues during 2013.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

9.	Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2015	2014
Revolving Credit Facility	$-	$210,000
8.5% Senior Unsecured Notes	63,250	-
Secured Term Loans	542,691	276,008
Total debt outstanding	$605,941	$486,008
Less related deferred financing costs	(5,870)	(1,752)
Total debt, net of deferred financing costs	$600,071	$484,256
Less: Current portion of long term debt, net of deferred financing costs current	(40,984)	(78,734)
Long-term debt, net of current portion and deferred financing costs, non-current	$559,087	$405,522

Revolving credit facility: On February 18, 2005, the Company entered into a secured revolving credit facility with the Royal Bank of Scotland for $230,000 which was increased to $300,000 on May 24, 2006 with an amended agreement. On July 22, 2015 the Company entered into a term loan agreement with BNP Paribas in order to refinance the outstanding balance of the revolving credit facility. In this respect on July 24, 2015, the outstanding balance of the revolving credit facility amounting to $195,000 was voluntarily prepaid in full and the related agreement was then terminated. Until its full prepayment, the credit facility was reducing in semi-annual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction on May 24, 2016. The credit facility bore interest at LIBOR plus a margin ranging from 0.75% to 0.85%. The weighted average interest rate of the facility as of December 31, 2015 and 2014 was 0.90% and 0.95%, respectively.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 3%. The weighted average interest rate of the Secured Term Loans as at December 31, 2015 and 2014 was 2.47% and 2.68%, respectively. Their maturities range from February 2019 to November 2022.

During 2014 and 2015, the Company entered into the following agreements:

On January 9, 2014, the Company, through two separate wholly-owned subsidiaries, entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18,000, drawn on January 13, 2014, to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in Tranche A of $8,500 and Tranche B of $9,500. Tranche A is repayable in 24 equal consecutive quarterly installments of about $196 each and a balloon of $3,800 payable together with the last installment on January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of about $156 each and a balloon of $4,500 payable together with the last installment on January 13, 2022.

On December 18, 2014, the Company, through two separate wholly-owned subsidiaries, entered into a loan agreement with BNP Paribas, for a loan facility of up to $55,000, of which $53,500 was drawn on December 19, 2014. The loan bears interest at LIBOR plus a margin of 2% and is repayable in 14 equal semi-annual installments of about $1,574 and a balloon of about $31,466 payable on November 30, 2021.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On March 17, 2015, the Company, through eight separate wholly-owned subsidiaries, entered into a loan agreement with Nordea Bank AB, London Branch for a secured term loan facility of up to $110,000, to refinance the existing indebtedness with the bank and for general corporate and working capital purposes. On March 19, 2015, the Company drew down $93,080 and repaid the then existing indebtedness with the bank amounting to $38,345. The loan is repayable in 24 equal consecutive quarterly installments of about $1,862 and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

On March 10, 2015, the Company repaid in full the then outstanding indebtedness with Deutsche Bank for the vessel New York amounting to $28,600. In addition on March 20, 2015 the Company prepaid the then outstanding indebtedness with Deutsche Bank for the vessels Myrto and Maia amounting to $15,750 and the agreement was terminated.

On March 26, 2015, the Company, through three wholly-owned subsidiaries, entered into a loan agreement with ABN AMRO Bank N.V. for a secured term loan facility of up to $53,000, to refinance part of the acquisition cost of the vessels New York, Myrto and Maia. On March 30, 2015, the Company drew down the amount of $50,160 under the loan facility, which is repayable in 24 equal consecutive quarterly installments of about $994 and a balloon of $26,310 payable together with the last installment on March 30, 2021. The loan bears interest at LIBOR plus a margin of 2.0%.

On April 29, 2015, the Company, through one wholly-owned subsidiary, entered into a term loan agreement with Danish Ship Finance A/S for a loan facility of $30,000, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $500 each and a balloon of $16,000 payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

On July 22, 2015, the Company entered into a term loan agreement with BNP Paribas for a loan of $165,000 drawn on July 24, 2015. The loan is repayable in 20 consecutive quarterly installments, the first eight installments in an amount of $2,500, followed by four installments in an amount of $5,000; eight installments in an amount of $7,000; and a balloon installment of $69,000 payable together with the last installment on July 24, 2020.The loan bears interest at LIBOR plus a margin of 2.35% per annum for the first two years; 2.3% per annum for the third year and 2.25% per annum until the final maturity of the loan.

On September 30, 2015, the Company, through two wholly-owned subsidiaries, entered into a term loan agreement with ING Bank N.V. for a loan of up to $39,683, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of $27,950 was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $466 and a balloon installment of about $14,907 payable together with the last installment on November 19, 2022. Advance B of $11,733 was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $293 and a balloon installment of about $3,520 payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

Under the secured term loans outstanding as of December 31, 2015, 42 vessels of the Company's fleet are mortgaged with first preferred or priority ship mortgages, where applicable. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, certain of the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. As of December 31, 2015, the Company was not in compliance with the minimum required hull cover ratio of one of its term loan agreements, creating a shortfall of $1,419. The Company received a waiver by the bank, which covers the period from December 31, 2015 up to and including December 31, 2016, amending the ratio to a lower level and with the requirement to provide updated valuations by July 31, 2016.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Commitment Letter: The Company has accepted a commitment letter from the Export-Import Bank of China to provide a loan to the three vessels under construction expected to be delivered in 2016 (Note 5) for an amount of up to $75,735 (Note 17).

8.5% Unsecured Senior Notes: On May 20, 2015, the Company offered $63,250 aggregate principal amount of 8.5% Senior Notes due 2020 (the "Notes"), including an overallotment, at the price of $25.0 per Note, pursuant to an approval obtained by a special committee of the Board of Directors. As part of the offering, the underwriters sold $12,750 aggregate principal amount of the Notes to, or to entities affiliated with, the Company's chief executive officer, Mr. Simeon Palios, and other executive officers and certain directors of the Company at the public offering price. The proceeds, net of underwriting discount and offering expenses, amounting to $61,180, are included in "Long-term debt, net of deferred financing costs, non-current" in the related consolidated balance sheet. As of May 29, 2015, the Notes are trading on the NYSE under the ticker symbol "DSXN".

The Notes bear interest from May 28, 2015 at a rate of 8.5% per year and will mature on May 15, 2020. Interest is payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2015. The Company may redeem the Notes at its option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes include financial and other covenants, including maximum net borrowings and minimum tangible net worth.

As at December 31, 2015, the Company's fleet, except for Seattle, having an aggregate carrying value of $1,412,382 has been provided as collateral to secure the debt facilities.

As at December 31, 2015 and 2014, the maximum amount required by the banks as compensating cash balance amounted to $21,500 and $19,500, respectively.

The maturities of the Company's debt facilities described above, as at December 31, 2015, and throughout their term, are shown in the table below. The table does not include the right of lenders of a secured term loan to demand repayment of the balance of the loan outstanding within the first semester of 2018, subject however to written notification by the lender(s) to the borrower(s) no earlier than within calendar year 2016 and not later than within calendar year 2017:

Period	Principal Repayment
January 1, 2016 to December 31, 2016	$42,450
January 1, 2017 to December 31, 2017	44,950
January 1, 2018 to December 31, 2018	54,450
January 1, 2019 to December 31, 2019	83,450
January 1, 2020 to December 31, 2020	183,312
January 1, 2021 and thereafter	197,329
Total	$605,941

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
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

b)	The Company has shipbuilding contracts for the construction of two Newcastlemax dry bulk carriers and one Kamsarmax dry bulk carrier (Note 5). As at December 31, 2015, the total obligations under these contracts amounted to $83,487.

c)	As at December 31, 2015, the minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2015 and until their expiration were as follows:

Period	Amount
Year 1	$69,036
Year 2	3,980
Total	$73,016

11.	Capital Stock and Changes in Capital Accounts

(a)	Preferred stock: As at December 31, 2015 and 2014, the Company's authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares; and 5,000,000 are designated as Series B Preferred Shares.

On February 24, 2014, the Company completed a public offering of 2,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, at $25.0 per share and with liquidation preference at $25.0 per share. The net proceeds from the offering (after the underwriting discount and other offering expenses payable by the Company) were $62,698.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation. As at December 31, 2015 and 2014, the Company had 2,600,000 of Series B Preferred Shares issued and outstanding and none issued and outstanding of Series A Preferred Shares.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2015 and 2014, dividends on Series B preferred shares amounted to $5,769 and $5,080, respectively. At any time on or after February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

(b)	Common Stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(c)	Incentive plan: In May 2011, the Company's board of directors approved to adopt the 2011 Equity Incentive Plan. Under the 2011 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance, of which as at December 31, 2015 1,384,759 remained reserved for issuance. In November 2014, the Company's board of directors approved to adopt the 2014 Equity Incentive Plan, for 5,000,000 additional shares, all of which have been reserved for issuance.

The plans entitle the Company's employees, officers and directors to receive options to acquire the Company's common stock and is administered by the Compensation Committee of the Company's Board Directors or such other committee of the Board as may be designated by the Board to administer the Plan. Under the terms of the plans, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted.

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. All share-based compensation provided to employees is recognized in accordance with the relevant guidance, and is included in General and administrative expenses in the accompanying consolidated statements of operations.

Restricted stock during 2015, 2014 and 2013 is analysed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2012	1,451,625	$11.90
Granted	607,946	9.06
Vested	(701,198)	12.64
Outstanding at December 31, 2013	1,358,373	$10.25
Granted	1,864,000	9.38
Vested	(730,539)	11.25
Outstanding at December 31, 2014	2,491,834	$9.30
Granted	1,100,000	6.91
Vested	(827,522)	9.57
Outstanding at December 31, 2015	2,764,312	$8.27

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For 2015, 2014 and 2013, an amount of $8,279, $7,744, and $8,203, respectively, was recognized in "General and administrative expenses" presented in the accompanying consolidated statements of operations.

At December 31, 2015 and 2014, the total unrecognized cost relating to restricted share awards was $17,021 and $17,698, respectively. At December 31, 2015, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.70 years.

(d)	Share Repurchase Agreement: On May 22, 2014, the Company's Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company's common stock, under which, during 2015 and 2014, the Company repurchased and retired 413,804 shares at an aggregate cost of approximately $2,673 and 2,845,549 shares at an aggregate cost of approximately $25,349, respectively.

12.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2014	2013
Voyage Expenses
Bunkers	$7,522	$2,026	$(62)
Commissions charged by third parties	7,632	8,245	7,939
Commissions charged by a related party (Note 4(d))	43	-	-
Miscellaneous	331	394	242
Total	$15,528	$10,665	$8,119

Vessel Operating Expenses
Crew wages and related costs	$50,494	$50,442	$45,451
Insurance	6,778	6,723	6,438
Spares and consumable stores	16,913	17,106	14,825
Repairs and maintenance	9,094	8,379	5,548
Tonnage taxes (Note 15)	2,144	2,109	1,040
Environmental costs	1,727	1,314	2
Other operating expenses	1,122	850	3,907
Total	$88,272	$86,923	$77,211

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

13.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2014	2013
Interest expense	$13,922	$7,815	$7,600
Amortization of financing costs	1,364	519	473
Commitment fees and other costs	269	93	67
Total	$15,555	$8,427	$8,140

Total interest incurred on long-term debt for 2015, 2014 and 2013 amounted to $14,622, $8,221 and $8,068, respectively, of which $700, $406  and $468 respectively, were capitalized and included in "Vessels" and in "Advances for vessels under construction and acquisitions and other vessel costs".

14.	Loss per Share

All common shares issued (including the restricted shares issued under the Company's 2011 Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method. For 2015, 2014 and 2013, and on the basis that the Company incurred losses, the effect of incremental shares would be anti-dilutive and therefore basic and diluted loss per share was the same.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends accrued on Series B Preferred Stock as follows:

	2015	2014	2013

Net loss	$(64,713)	$(10,268)	$(21,205)
Less dividends on series B preferred shares	$(5,769)	$(5,080)	$-
Net loss attributed to common stockholders	(70,482)	(15,348)	(21,205)

Weighted average number of common shares, basic and diluted	79,518,009	81,292,290	81,328,390

Loss per share, basic and diluted	$(0.89)	$(0.19)	$(0.26)

15.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 12).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2015, 2014 and 2013 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2015, 2014 and 2013, the Company would be subject to U.S. federal income tax of approximately $166, $246 and $238, respectively, in the absence of an exemption under Section 883.

16.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of long-term loan receivable from Diana Containerships also approximates its recorded value, due to its variable interest rate. The fair value of the Senior Unsecured Notes (Note 9) having a fixed interest rate amounted $48,146 as of December 31, 2015, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument as of December 31, 2015 as stated under the ticker Symbol "DSXN" on the NYSE.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009 the Company entered into a five-year zero cost collar agreement (novated in March 2012), with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement, which matured on May 27, 2014, was used as an economic hedge agreement and did not meet the criteria for hedge accounting; therefore, the changes in its fair value were recognized in earnings. During 2014 and 2013, the Company incurred income of $68 and loss of $118, respectively, separately presented as "Income/(loss) from derivative instruments" in the related accompanying consolidated statements of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

17.	Subsequent Events

(a)	New loan agreement: On January 7, 2016, the Company, through the three wholly owned subsidiaries with vessels under construction, entered into a secured loan agreement with the Export-Import Bank of China for a loan of up to $75,735 (Note 9) in order to finance part of the construction cost of the vessels (Note 5). The loan will be available for drawdown until March 12, 2017, or such later date as all the lenders may in their discretion agree and will mature latest by March 2032.

(b)	Series B Preferred Stock Dividends: On January 15, 2016, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2016.

(c)	Vessels' acquisition: On February 4, 2016, the Company, through three separate wholly-owned subsidiaries, entered into three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39,800, further reduced to $39,265 on March 4, 2016. The Company has agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Consummation of the purchases is subject to the Company obtaining bank financing from the sellers' existing lenders for substantially the entire purchase price of the vessels, thereby resulting in little or no current cash outlay on the part of the Company. Two of the vessels were delivered in March 2016 and the third is expected to be delivered later in April 2016.

(d)	Annual Incentive Bonus: On February 23, 2016 the Company's Board of Directors approved a cash bonus of $775 to all employees and executive management of the Company, net of taxes and other charges and 2,150,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's equity incentive plans. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $4,859 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

(e)	New Commitment Letter: On March 11, 2016, the Company through two wholly-owned subsidiaries signed a commitment letter with ABN AMRO for a loan of up to $25,755 to finance the acquisition cost of two of the vessels mentioned under (c) above.