Form 20-F
period 2016-12-31
DIANA SHIPPING INC.
filed 2017-02-17
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 84,696,017 shares of the registrant's common stock outstanding
Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☒Yes       ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ Other ☐
by the International Accounting Standards Board

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

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Shipping Inc. and its subsidiaries, unless otherwise indicated.

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

PART I
Item 1.          Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2.          Offer Statistics and Expected Timetable
Not Applicable.
Item 3.          Key Information
A.          Selected Financial Data
The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2016, 2015, 2014, 2013 and 2012 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$114,259	$157,712	$175,576	$164,005	$220,785
Other revenues	-	-	-	447	2,447
Voyage expenses	13,826	15,528	10,665	8,119	8,274
Vessel operating expenses	85,955	88,272	86,923	77,211	66,293
Depreciation and amortization of deferred charges	81,578	76,333	70,503	64,741	62,010
General and administrative expenses	25,510	25,335	26,217	23,724	24,913
Management fees to related party	1,464	405	-	-	-
Gain on contract termination	(5,500)	-	-	-	-
Foreign currency gain	(253)	(984)	(528)	(690)	(1,374)
Operating income / (loss)	(88,321)	(47,177)	(18,204)	(8,653)	63,116
Interest and finance costs	(21,949)	(15,555)	(8,427)	(8,140)	(7,618)
Interest and other income	2,410	3,152	3,627	1,800	1,432
Gain / (loss) from derivative instruments	-	-	68	(118)	(518)
Gain / (loss) from equity method investments	(56,377)	(5,133)	12,668	(6,094)	(1,773)
Net income / (loss)	$(164,237)	$(64,713)	$(10,268)	$(21,205)	$54,639
Dividends on series B preferred shares	$(5,769)	$(5,769)	$(5,080)	$-	$-
Net income / (loss) attributed to common stockholders	$(170,006)	$(70,482)	$(15,348)	$(21,205)	$54,639
Earnings / (loss) per common share, basic and diluted	$(2.11)	$(0.89)	$(0.19)	$(0.26)	$0.67
Weighted average number of common shares, basic and diluted	80,441,517	79,518,009	81,292,290	81,328,390	81,083,485

Balance Sheet Data:
Cash and cash equivalents*	$98,142	$171,718	$199,401	$222,633	$431,624
Compensating cash balance*	23,000	21,500	19,500	18,000	15,000
Total current assets*	115,316	193,513	218,734	233,868	451,986
Vessels' net book value	1,403,912	1,440,803	1,373,133	1,320,375	1,211,138
Property and equipment, net	23,114	23,489	23,887	22,826	22,774
Total assets	1,668,663	1,836,965	1,787,122	1,701,981	1,742,802
Total current liabilities	78,225	58,889	98,092	62,297	61,477
Long-term debt (including current portion), net of deferred financing costs	598,181	600,071	484,256	431,557	459,112
Total stockholders' equity	1,056,589	1,218,366	1,282,226	1,253,392	1,266,424

* Comparative amounts have been reclassified to present compensating cash balance in a separate line

Cash Flow Data:
Net cash provided by/(used in) operating activities	$(20,998)	$23,945	$44,910	$67,400	$119,886
Net cash used in investing activities	(41,619)	(155,637)	(152,513)	(245,156)	(169,913)
Net cash provided by/(used in) financing activities*	(10,959)	104,009	84,371	(31,235)	74,977

* Comparative amounts have been reclassified due to current presentation of compensating cash balance in separate line.

Fleet Data:
Average number of vessels (1)	45.2	40.8	37.9	33.0	27.6
Number of vessels at year-end	46.0	43.0	39.0	36.0	30.0
Weighted average age of vessels at year-end (in years)	8.2	7.4	7.1	6.6	6.0

	As of and for the
	Year Ended December 31,
	2016	2015	2014	2013	2012

Ownership days (2)	16,542	14,900	13,822	12,049	10,119
Available days (3)	16,447	14,600	13,650	12,029	9,998
Operating days (4)	16,354	14,492	13,564	11,944	9,865
Fleet utilization (5)	99.4%	99.3%	99.4%	99.3%	98.7%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$6,106	$9,739	$12,081	$12,959	$21,255
Daily vessel operating expenses (7)	5,196	5,924	6,289	6,408	6,551

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

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$114,259	$157,712	$175,576	$164,005	$220,785
Less: voyage expenses	(13,826)	(15,528)	(10,665)	(8,119)	(8,274)
Time charter equivalent revenues	$100,433	$142,184	$164,911	$155,886	$212,511
Available days	16,447	14,600	13,650	12,029	9,998
Time charter equivalent (TCE) rate	$6,106	$9,739	$12,081	$12,959	$21,255

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, more than half of our vessels are scheduled to come off of their current charters in 2017, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Demand for our dry bulk carriers is dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The dry bulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  During 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. While the BDI showed improvement in 2016, it remains at low levels compared to historical highs and there can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Weak economic conditions throughout the world could negatively affect our earnings, financial condition and cash flows and may further adversely affect the market price of our common shares.

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

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any such changes could adversely affect the market price of our common shares.

A significant economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and earnings.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us of continued weakness in the rest of the world, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to be around 6.7% for the year ended December 31, 2016, which is China's slowest growth rate in 25 years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our earnings and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.

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

The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years.  Although dry bulk newbuilding deliveries have been tapering off since 2014, newbuildings continued to be delivered in significant numbers through the end of 2016. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, more than half of our vessels are scheduled to come off of their current charters in 2017, based on their earliest redelivery date, for which we may be seeking new employment.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union Regulations, the United Nation's International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 collectively referred to as MARPOL 73/78, or MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, or the CAA, U.S. Clean Water Act, or the CWA, and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, earnings, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, earnings and cash flows. For example, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule in April 2016.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, earnings, cash flows and financial condition and our ability to pay dividends to our shareholders and interest on our Notes.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in Chapter IX of the SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System", or SMS, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS. No vessel can obtain a SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state.

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us. Moreover, our appointed ship managers have obtained DOCs for their offices and SMCs for all of our vessels for which the certificates are required by the IMO. The DOCs and the SMCs are renewed as required.

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

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Iran, Sudan and Syria. Since July 11, 2011, none of our vessels have called on ports in Sudan or Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.  In addition, the Iran Freedom and Counter-Proliferation Act of 2012 (IFCA) and Executive Order 13645 went into effect on July 1, 2013.  Pursuant to the IFCA, as implemented by Executive Order 13645, a person is subject to sanctions for the provision of material support to Iranian Specially Designated Nationals, members of the Iranian energy, shipping and shipbuilding sectors and Iranian port operators.  The foregoing also expanded existing Iran sanctions against persons or foreign financial institutions relating to, among other things, the sale and transport of Iranian petroleum, petroleum products and petrochemicals.

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

Company Specific Risk Factors

The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered breaches of the security coverage ratio in one loan facility and could in the future trigger breaches of certain financial covenants and the security cover ratio contained in our current and future loan facilities and we may incur a loss if we sell vessels following a decline in their market values.

The market value of our vessels, which is related to prevailing freight charter rates, has declined significantly. While the market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The market value of our vessels has generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

If the market value of our vessels declines further, we may not be in compliance with certain covenants contained in our current and future loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. If we are not able to comply with the covenants in our loan facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

The decrease in the market value of our vessels has caused us to breach covenants in our loan facilities, which could adversely affect our operating results.

The market values of our vessels are at low levels compared to historical averages.  As at December 31, 2016, we were in compliance with all of the covenants of our loan facilities, or had obtained waivers for any non-compliance, except for the minimum hull cover ratio requirement contained in one facility for which, on November 30, 2016, we received a letter from the agent under the facility advising us that we were not in compliance with the loan to value covenant contained in the facility. Additional, in January 2017, we received a letter from another bank, which offered us a lower loan to value rate until June 30, 2017. If we are not in compliance with our loan facilities or are unable to obtain waivers, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and our ability to pay dividends.

Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates or at all. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends.

Rising crew costs could adversely affect our results of operations.

Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.

Diana Containerships Inc. may have going concern issues which if not addressed the value of our investment and our loan receivable may decline and may adversely affect our financial condition.

As at December 31, 2016, we had a $45.4 million outstanding balance of a loan facility plus accrued interest and owned approximately 25.73% of Diana Containerships Inc. (NASDAQ:DCIX), or Diana Containerships, which operates in the containership market. Through this investment, we are partially exposed to containership market risks such as the cyclicality and volatility of charterhire rates, the reduction in demand for container shipping due to the recent global economic recession, increased risk of charter counterparty risk due to financial pressure on liner companies as a result of a decline in global trade, and the risk of over-supply of containership capacity. As a result of the continuous decline in the containership market, at September 30, 2016, we impaired the value of our investment in Diana Containerships to its market value at that date. Containership market risks may further reduce the value of our investment in Diana Containerships. The consolidated financial statements of Diana Containerships as of and for the year ended December 31, 2016, disclose that certain conditions indicate that Diana Containerships may be unable to continue as a going concern. As at December 31, 2016, the carrying value of the investment was $5.8 million, while its market value, based on Diana Containerships' closing price on NASDAQ of $2.78, was $6.7 million. The market value of the investment as at February 15, 2017 based on Diana Containerships' closing price on NASDAQ of $2.72, was $6.6 million. If the value of our investment declines further due to other than temporary reasons we will be required to recognize additional losses and we may be required to write off part or the entire amount due from Diana Containerships.

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

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

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

We charter our dry bulk carriers to customers pursuant to short, medium or long-term time charters. However, as part of our business strategy, the majority of our vessels are currently fixed on short to medium-term time charters. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

Since the completion of our initial public offering in March 2005, we have increased our fleet to 48 vessels in operation, as of the date of this annual report. The significant increase in the size of our fleet has imposed significant additional responsibilities on our management and staff. We may grow our fleet further in the future and this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2016, we had $602.7 million outstanding under our facilities and our Notes. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates given currently decreased dry bulk carrier charter rate levels. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 48 vessels in operation, having a combined carrying capacity of 5.7 million dead weight tons, or dwt, and a weighted average age of 7.7 years as of February 17, 2017. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2016, 2015, and 2014, approximately 54%, 66% and 55%, respectively, of our revenues were derived from four charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2016 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2016 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See Item 10.E "Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

In order to position us to take advantage of market opportunities in a deteriorating market, our board of directors, beginning with the fourth quarter of 2008, has suspended our common stock dividend. Our dividend policy will be assessed by our board of directors from time to time. We believe that this suspension has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

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

As of the date of this annual report, Mr. Simeon Palios, our Chief Executive Officer and Chairman of the Board, beneficially owns 19,524,163 shares, or approximately 22.7% of our outstanding common stock, which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7.A. Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2016, 84,696,017 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Business Development and Capital Expenditures and Divestitures

In March 2012, we entered into, through two of our wholly owned subsidiaries, shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd, for the construction of two ice class Panamax dry bulk carriers, the Crystalia and the Atalandi, for the contract price of $29.0 million each. The Crystalia, was delivered on February 20, 2014 and the Atalandi, was delivered on May 12, 2014.

On May 17, 2013, we entered, through two separate wholly owned subsidiaries, into two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for the construction of two Newcastlemax dry bulk vessels, Hull H2548, named San Francisco, and Hull H2549, named Newport News, for a contract price of $48.7 million each, reduced by $1.0 million each on December 20, 2016, pursuant to addenda signed with the sellers. Both vessels were delivered in January 2017.

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million, the drawdown of which was completed on August 20, 2013. The agreement was amended on July 28, 2014, and pursuant to a further amendment dated September 9, 2015, the loan matures on March 15, 2022; bears interest at LIBOR plus a margin of 3% per annum; the back-end fee, which accumulated up to and paid on the date of the amendment, was replaced by a fee of $200,000 payable by the borrower on the maturity date. In addition, the borrowers agreed to repay the principal amount of the loan on the last day of each interest period in amounts of $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The loan is subordinated to Diana Containerships' loan with the Royal Bank of Scotland. On August 24, 2016, Diana Shipping Inc.'s Independent Committee of the Board of Directors and the Board of Directors approved another amendment to the loan, pursuant to which the repayment of all outstanding principal amounts are deferred until the later of (i) the repayment or prepayment in full by Diana Containerships of a deferred amount under its loan agreement with The Royal Bank of Scotland plc, whose repayment is scheduled to commence on March 15, 2019 and to be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changes the borrower under the loan to another wholly-owned subsidiary of Diana Containerships and provides for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

On May 24, 2013, we entered into, through two separate wholly-owned subsidiaries, a term loan facility for up to $30.0 million with The Export-Import Bank of China, or CEXIM Bank, having a majority interest and DNB Bank ASA, as agent, to partly finance, after delivery, the construction cost of our two newbuilding Ice Class Panamax dry bulk carriers, the Crystalia and the Atalandi, which we drew down on May 22, 2014.

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

On August 8, 2013, Diana Shipping Services S.A., or DSS, our wholly-owned subsidiary, was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million, which was fully settled in two installments, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice.  In addition, the sentence includes a requirement to maintain an enhanced system subject to independent audit for managing waste oils on vessels managed by DSS. The probation period is expected to end in June 2017.

On January 8, 2014, we entered, through a separate wholly-owned subsidiary, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., and since April 21, 2014 with Sumec Marine Co., Ltd., pursuant to an addendum, for the construction of a Kamsarmax dry bulk vessel, Hull DY6006, for a contract price of $28.8 million. On October 31, 2016, we provided a notice of cancellation of the shipbuilding contract pursuant to our right under the contract to cancel the contract due to a delay in delivery of 150 days after the original delivery date and to claim a refund of the pre-delivery installment payments together with interest at a rate of 5% per annum, amounting to $9.4 million, which was received in December 2016.

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

On May 22, 2014, our Board of Directors authorized a share repurchase plan for up to $100 million of our common shares of which, up to January 30, 2015, we repurchased and retired a total of 3,259,353 shares at the aggregate cost of $28.0 million and an average price of $8.6 per share. We have not repurchased any other shares since January 30, 2015.

In 2014, we, through two separate wholly-owned subsidiaries, acquired from unaffiliated third parties the G. P. Zafirakis, a new-building Capesize dry bulk vessel, for a purchase price of $58.0 million, which was delivered in August 2014 and the Santa Barbara, a new-building Capesize dry bulk vessel, for a purchase price of $50.0 million, which was delivered in January 2015.

On July 29, 2014, we invested $40.0 million to acquire common stock of Diana Containerships.

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

On May 7, 2015, our wholly owned subsidiary Diana Ship Management Inc. and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, established Diana Wilhelmsen Management Limited, or DWM, a 50/50 joint venture, with the purpose of providing management services to a number of vessels in our fleet. The DWM office is located in Limassol, Cyprus and currently it provides services to seven of our vessels.

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

On January 7, 2016, we entered into, through the three wholly-owned subsidiaries with vessels under construction, a loan agreement with the CEXIM Bank for a loan of up to $75.7 million to finance part of the construction cost of these vessels. On January 4, 2017, we drew down $57.24 million to finance part of the construction cost of the San Francisco and the Newport News, both delivered on January 4, 2017. On February 6, 2017, we signed a Deed of Release with the bank, pursuant to which, the owner of Hull DY6006 was released from all of its obligations under the loan agreement as a borrower as a result of the cancellation of its shipbuilding contract with the yards.

On February 4, 2016, we entered into, through three separate wholly-owned subsidiaries, three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39.8 million, reduced to $39.3 million pursuant to addendum agreements dated March 4, 2016. Two of the vessels were delivered in March 2016 and the third vessel was delivered in May 2016. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company.

On March 29, 2016, we entered into, through two wholly-owned subsidiaries, a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.755 million, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene.

On May 10, 2016, we entered into, through one wholly-owned subsidiary, a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, being the purchase price of the Maera.

In December 2016, one of our wholly-owned subsidiaries, upon signing a settlement agreement with a former charterer, received an amount of $5.5 million as partial payment pursuant to an arbitration award. The partial payment of the arbitration award is without prejudice, and we intend to seek the recovery of the balance of the award.

Please see "Item 5.B Liquidity and Capital Resources" for a discussion of our loan facilities.

B.          Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels. Currently, our operating fleet consists of 48 dry bulk carriers, of which 23 are Panamax, four are Kamsarmax, three are Post-Panamax, 14 are Capesize and four are Newcastlemax vessels, having a combined carrying capacity of approximately 5.7 million dwt.

As of December 31, 2016, our fleet consisted of 46 dry bulk carriers, of which 23 were Panamax, four were Kamsarmax, three were Post-Panamax, 14 were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt. In addition, we had two vessels under construction, which were delivered in January 2017.

As of December 31, 2015, our fleet consisted of 43 vessels of which 20 were Panamax, four were Kamsarmax, three were Post-Panamax, 14 were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 5.0 million dwt, and a weighted average age of 7.4 years. In addition, we had three vessels under construction with expected delivery in 2016.

As of December 31, 2014, our fleet consisted of 39 vessels of which 20 were Panamax, three were Kamsarmax, three were Post-Panamax, eleven were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 4.4 million dwt, and a weighted average age of 7.1 years. In addition, we had three vessels under construction with expected delivery in 2016 and we had agreed to acquire Santa Barbara, which was delivered in January 2015.

During 2016, 2015 and 2014, we had a fleet utilization of 99.4%, 99.3% and 99.4%, respectively, our vessels achieved daily time charter equivalent rates of $6,106, $9,739 and $12,081, respectively, and we generated revenues of $114.3 million, $157.7 million and $175.6 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of February 16, 2017.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	23 Panamax Bulk Carriers

1	DANAE	A	$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	11-Feb-17	1
	2001 75,106
2	DIONE	A	$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	28-Jan-17
			$7,200	5.00%	Caravel Shipping Limited, Hong Kong	3-Feb-17	4-May-17
			$7,050	5.00%		4-May-17	3-Nov-17 - 18-Feb-18
	2001 75,172
3	NIREFS	A	$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	14-Feb-17
			$6,500	5.00%	Raffles Shipping International Pte Ltd, Singapore	14-Feb-17	31-Mar-17	2
	2001 75,311
4	ALCYON	A	$5,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	4-May-16	4-May-17 - 4-Sep-17
	2001 75,247
5	TRITON	A	$6,300	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	25-Oct-16	25-Mar-17 - 9-Jun-17
	2001 75,336
6	OCEANIS	A	$5,200	5.00%	Nidera S.P.A., Roma	30-Jun-16	30-Mar-17 - 30-May-17
	2001 75,211
7	THETIS	B	$5,150	5.00%	Transgrain Shipping B.V., Rotterdam	19-Jun-16	19-Apr-17 - 3-Aug-17
	2004 73,583
8	PROTEFS	B	$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	25-Feb-17 - 23-Jun-17	3
	2004 73,630
9	CALIPSO	B	$6,020	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	24-Aug-16	24-Feb-17 - 8-Apr-17	3
	2005 73,691
10	CLIO	B	$5,350	5.00%	Transgrain Shipping B.V., Rotterdam	22-May-16	22-Apr-17 - 22-Jul-17
	2005 73,691
11	NAIAS	B	$7,500	5.00%	Glencore Agriculture B.V., Rotterdam	27-Dec-16	12-Jul-17 - 11-Nov-17
	2006 73,546
12	ARETHUSA	B	$5,000	5.00%	United Bulk Carriers International S.A., Luxembourg	10-Jun-16	23-Jan-17	4
			$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	23-Nov-17 - 23-Mar-18
	2007 73,593
13	ERATO	C	$4,650	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	25-Feb-17 - 26-May-17	3
	2004 74,444
14	CORONIS	C	$4,750	5.00%	Narina Maritime Ltd	19-Mar-16	24-Feb-17 - 19-May-17	3
	2006 74,381
15	MELITE	D	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	6-Dec-16	6-Jul-17 - 6-Oct-17
	2004 76,436
16	MELIA	D	$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	20-Feb-17 - 24-Feb-17	3
	2005 76,225
17	ARTEMIS		$5,350	5.00%	Bunge S.A., Geneva	7-Jun-16	7-Apr-17 22-Jul-17
	2006 76,942
18	LETO		$7,750	5.00%	Glencore Agriculture B.V., Rotterdam	29-Dec-16	29-Sep-17 - 29-Jan-18
	2010 81,297
19	SELINA	E	$5,800	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	24-Mar-16	24-Jan-17
			$4,500	5.00%	BG Shipping Co., Limited, Hong Kong	24-Jan-17	23-Feb-17
			$7,100	5.00%		23-Feb-17	24-Oct-17 - 8-Feb-18
	2010 75,700
20	MAERA	E	$4,500	5.00%	United Bulk Carriers International S.A., Luxembourg	10-May-16	23-Feb-17 - 28-Apr-17	3
	2013 75,403
21	ISMENE		$5,850	5.00%	Glencore Grain B.V., Rotterdam	7-Aug-16	23-May-17 - 22-Sep-17
	2013 77,901
22	CRYSTALIA	F	$6,250	5.00%	SwissMarine Services S.A., Geneva	28-Jun-16	28-May-17 28-Aug-17
	2014 77,525
23	ATALANDI	F	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529

	4 Kamsarmax Bulk Carriers
24	MAIA	G	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	13-Apr-17 - 13-Jul-17
	2009 82,193
25	MYRSINI	G	$5,550	5.00%	RWE Supply & Trading GmbH, Essen	9-Mar-16	9-Mar-17 - 24-Jun-17
	2010 82,117
26	MEDUSA	G	$6,300	5.00%	Quadra Commodities S.A., Geneva	7-Apr-16	15-Mar-17 - 30-Jul-17
	2010 82,194
27	MYRTO	G	$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	17-Jan-17
			$8,000	4.75%		17-Jan-17	17-Jan-18 - 17-Apr-18
	2013 82,131
	3 Post-Panamax Bulk Carriers
28	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	25-Feb-17 - 2-Jun-17	3
	2010 93,193
29	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
30	POLYMNIA	H	$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	25-Feb-17 - 15-Mar-17	3
	2012 98,704
	14 Capesize Bulk Carriers
31	NORFOLK		$4,350	5.00%	SwissMarine Services S.A., Geneva	28-Mar-16	23-Feb-17 - 28-Mar-17	3
	2002 164,218
32	ALIKI		$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	14-Feb-17
			$10,300	5.00%		14-Feb-17	30-Dec-17 - 14-Apr-18
	2005 180,235
33	BALTIMORE		$7,750	4.75%	Cargill International S.A., Geneva	29-Jul-16	16-Feb-17	5
			$11,300	4.75%		16-Feb-17	16-Mar-18 - 1-Jul-18
	2005 177,243
34	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	20-Jan-17
			$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	20-Jan-18 - 20-May-18
	2005 171,810
35	SIDERIS GS	I	$6,500	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Dec-15	23-Feb-17 - 7-Jul-17	3,6
	2006 174,186
36	SEMIRIO	I	$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	25-Feb-17 - 6-May-17	3
	2007 174,261
37	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	25-May-17 - 24-Oct-17	7
	2007 177,828
38	HOUSTON	I	$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	17-Feb-17	5,8
			$10,000	5.00%		17-Feb-17	2-Mar-18 - 17-May-18
	2009 177,729
39	NEW YORK	I	$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	24-Feb-17 - 18-May-17	3
	2010 177,773
40	SEATTLE	J	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	8-Feb-17
			$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	8-Apr-18 - 23-Jul-18
	2011 179,362
41	P. S. PALIOS	J	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	27-Jan-17
			$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	27-Jan-18 - 11-Jun-18
	2013 179,134
42	G. P. ZAFIRAKIS	K	$6,500	5.00%	RWE Supply & Trading GmbH, Essen	14-Feb-16	14-May-17 - 14-Aug-17
	2014 179,492
43	SANTA BARBARA	K	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	18-Dec-15	24-Jan-17
			$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	9-Jan-18 - 24-Apr-18
	2015 179,426
44	NEW ORLEANS		$11,250	5.00%	Koch Shipping Pte. Ltd., Singapore	10-Dec-16	10-Dec-17 - 10-Apr-18
	2015 180,960

	4 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	14-Jan-17	9
			BCI_2014 5TCs AVG + 14%	5.00%		22-Jan-17	7-Feb-18 - 22-Apr-18
	2012 206,104
46	PHILADELPHIA	L	$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	22-Feb-17 - 1-Mar-17	3
	2012 206,040
47	SAN FRANCISCO	M	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	5-Jan-18 - 20-May-18
	2017 208,006
48	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
	2017 208,021

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

1 Currently without an active charterparty.
2 Redelivery date based on an estimated time charter trip duration of about 45 days.
3 Based on latest information.
4 As per addendum dated January 2, 2017, charterers exercised their option to extend the initially agreed maximum redelivery date, i.e. January 10, 2017 and pay US$7,000 per day.
5 Estimated date.
6 Vessel off-hire for drydocking from October 24, 2016 to November 11, 2016.
7 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
8 Charterers will pay US$5,150 per day for the first 15 days of the charter period.
9 Vessel on scheduled drydocking from January 14, 2017 to January 22, 2017.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet's operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels' gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay DWM a commission which is a percentage of the managed vessels' gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees deriving from the agreements with DWM are included in our statement of operations as "Management fees to related party", whereas commercial fees are included in "Voyage expenses".

On June 1, 2010, Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, was appointed to act as broker to assist in providing services to us. Brokerage fees are included in "General and Administrative expenses" in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2016.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., EDF Trading Ltd, RWE Supply and Trading Gmbh, Clearlake Shipping Pte Ltd. During 2016, four of our charterers accounted for 54% of our revenues: RWE Supply (19%), Swissmarine Services S.A.  (15%), Cargill (10%), and Glencore (10%). During 2015, four of our charterers accounted for 66% of our revenues: EDF Trading (10%), Glencore (20%), RWE Supply (24%) and Clearlake (12%).  During 2014, four of our charterers accounted for 55% of our revenues: EDF Trading (15%), Cargill International S.A. (18%), RWE Supply (10%) and Clearlake (12%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2016, we paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of relatively stable cash flow and high utilization rates, we fix some of our vessels on long-term time charters. Currently, the majority of our vessels are employed on short to medium-term time charters, which provides us with flexibility in responding to market developments. We continuously evaluate our balance of short- and long-term charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet could be divided into seven categories based on a vessel's carrying capacity. These categories consist of:

•
Very Large Ore Carriers.  Very large ore carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped dropped to 23 years in 2016 from 25 years in 2015 and 27 years in 2014.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November.

Vessel Prices

As of the end of 2016, dry bulk vessel values increased as compared to 2015. Consistent with these trends, the market value of our dry bulk carriers had also increased. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

•
Our fleet includes thirteen groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

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

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, four of our vessels made one port call each to Iran in 2016.

The vessel Amphitrite made a call to the port of Bandar Imam Khomeini on February 24, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini during 2016 for seven days. During this time the Amphitrite was on time charter to Bunge S.A. at a gross rate of $7,700 per day.

The vessel Artemis made a call to the port of Bandar Imam Khomeini on October 4, 2016, discharging sugar, and remained in the port of Bandar Imam Khomeini for 20 days. During this time the Artemis was on time charter to Bunge S.A. at a gross rate of $5,350 per day.

The vessel Melite made a call to the port of Bandar Imam Khomeini on March 4, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini for eight days. During this time the Melite was on time charter to Cargill International S.A. at a gross rate of $7,250 per day.

The vessel Myrto made a call to the port of Bandar Imam Khomeini on March 3, 2016, discharging soya bean meal and pellets, and remained in the port of Bandar Imam Khomeini for 34 days. During this time the Myrto was on time charter to Cargill International S.A. at a gross rate of $6,000 per day.

The aggregate gross revenue attributable to these 69 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $0.4 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the four vessels referenced above or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the USCG, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill, that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels.

International Maritime Organization

The IMO has adopted MARPOL and it entered into force on October 2, 1983. MARPOL has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to dry bulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI, separately adopted by the IMO in September of 1997, related to air emissions, which entered into force on 19 May 2005.

In 2013, the IMO's Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS.  The amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory.
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

MEPC adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur.  On October 27, 2016, at its 70th session, or MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction is sulfur emissions from the current 3.50% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025.  By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.

Sulfur content standards are even stricter within certain ECAs.  As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea and certain coastal areas of North America have been so designated. Furthermore as of January 1, 2014 the applicable areas of the U.S. Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions MEPC has given extensive consideration to control of greenhouse gas emissions from ships and finalized in July 2009 a package of specific technical and operational reduction measures.  In March 2010 MEPC started the consideration of making the technical and operational measures mandatory for all ships irrespective of flag and ownership.  This work was completed in July 2011 with the breakthrough adoption of technical measures for new ships and operational reduction measures for all ships, which are, consequently, the first ever mandatory global greenhouse gas reduction regime for an entire industry sector.  The adopted measures add to MARPOL Annex VI a new Chapter 4 entitled "Regulations on energy efficiency for ships".  Currently operating ships will be required to develop Ship Energy Efficiency Plans, or SEEMPs, and minimum energy efficiency levels per capacity mile, outlined in the Efficiency Design Index, or EEDI, will apply to new ships. By 2025, all new ships built will be 30% more energy efficient than those built in 2014. The regulations apply to all ships over 400 gross tonnage and above and entered into force through the tacit acceptance procedure on 1 January 2013.

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

At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.  It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the LLMC, was also recently amended and the amendments went into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

International Labor Organization

The International Labor Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and came into force in 2016. The MLC 2006 amendments require us to develop new procedures to ensure full compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 countries making up 35.14%).  Thus, the BWM Convention will enter into force on September 8, 2017.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS.  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. At MEPC 70, MEPC adopted updated "guidelines for approval of ballast water management systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. We believe that the costs of such compliance would be material; however it is difficult to predict the overall impact of such a requirement on our operations

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel."

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels (e.g. dry bulk), edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, on August 15, 2012, the BSEE implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  A new rule issued by the U.S. Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015.  In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect of December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels.  The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. As of January 1, 2015, all vessels operating within ECAs worldwide, which includes the North Sea, the Baltic Sea, and the English Channel, must comply with 0.10% sulfur requirements. In 2012, the European Commission also adopted amendments to Directive 1999/32/EC, which aligns requirements with those imposed by the revised MARPOL Annex VI that introduced stricter sulfur limits.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships.

The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.

In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. Furthermore, in December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Furthermore, in the United States, individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it might take additional action regarding climate change.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  The following are among the various requirements, some of which are found in SOLAS:

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

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code.

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

Risk of Loss and Liability Insurance

General

The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

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

C.          Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in exhibit 8.1 to this annual report.

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

A.          Operating results

We charter our vessels to customers pursuant to short-term, medium-term and long-term time charters. Currently, the majority of our vessels are employed on short-term and medium-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2016	2015	2014
Ownership days	16,542	14,900	13,822
Available days	16,447	14,600	13,650
Operating days	16,354	14,492	13,564
Fleet utilization	99.4%	99.3%	99.4%
Time charter equivalent (TCE) rate (1)	$6,106	$9,739	$12,081

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2010, our revenues have decreased due to the decrease in the charter rates. In 2014, although charter rates continued to decline, revenue increased due to the enlargement of our fleet. For 2017, we expect our revenues to remain at current levels, or increase compared to the very low time charter rate levels witnessed in 2016.

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

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2017, we expect our voyage expenses to remain at the same levels as 2016, or increase if revenues and therefore commissions increase, or decrease if bunker prices increase compared to 2016.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and other operating expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet with the exception of 2016 when operating expenses decreased despite the enlargement of our fleet, as a result of our efforts to decrease costs without compromising the quality and seaworthiness of our vessels. For 2017, we expect our operating expenses to remain at the same levels as in 2016 or decrease despite the enlargement of our fleet as a result of our continued effort to reduce expenses due to the depressed market conditions.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. The salvage value of all of our vessels is $250 per lightweight ton. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. For 2017, we expect depreciation expense to increase as a result of the enlargement of our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2017, we expect our general and administrative expenses to remain at current levels.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt and since May 2015 in connection with our Notes. As at December 31, 2016 our debt amounted to $602.7 million, including our Notes issued in May 2015 at a fixed rate of 8.5%, and we have incurred additional debt in 2017. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2017, we expect interest and finance expenses to increase as a result of increased indebtedness and increased interest rates.

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

Based on: (i) the carrying value of each of our vessels as of December 31, 2016 and 2015, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2016 and 2015, the aggregate carrying value of 43 and 42 of the vessels in our fleet as of December 31, 2016 and 2015, respectively, exceeded their aggregate charter-free market value by approximately $728 million and $762 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2016 and 2015, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 43 and 42 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered breaches of the security coverage ratio in one loan facility and could in the future trigger breaches of certain financial covenants and the security cover ratio contained in our current and future loan facilities and we may incur a loss if we sell vessels following a decline in their market values", "A decrease in the market values of our vessels could cause us to breach covenants in our loan facilities and adversely affect our operating results" and the discussion herein under the heading "Item 4.B. Business overview – Vessel Prices".

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2016	2015
1	Alcmene	93,193	2010	31.6*	33.3*
2	Alcyon	75,247	2001	9.1*	9.9*
3	Aliki	180,235	2005	65.5*	70.3*
4	Amphitrite	98,697	2012	21.3*	22.2*
5	Arethusa	73,593	2007	23.1*	24.5*
6	Artemis	76,942	2006	17.3*	18.4*
7	Atalandi	77,529	2014	28.4*	29.5*
8	Baltimore	177,243	2005	23.2*	24.8*
9	Boston	177,828	2007	71.8*	76.0*
10	Calipso	73,691	2005	12.4*	13.3*
11	Clio	73,691	2005	12.6*	13.3*
12	Coronis	74,381	2006	25.0*	26.6*
13	Crystalia	77,525	2014	28.0*	29.1*
14	Danae	75,106	2001	10.6*	11.6*
15	Dione	75,172	2001	10.5*	11.0*
16	Erato	74,444	2004	22.0*	23.7*
17	G. P. Zafirakis	179,492	2014	53.4*	55.5*
18	Houston	177,729	2009	46.3*	48.8*
19	Ismene	77,901	2013	13.7
20	Leto	81,297	2010	26.1*	27.5*
21	Los Angeles	206,104	2012	49.5*	51.6*
22	Maera	75,403	2013	13.3
23	Maia	82,193	2009	17.4*	18.4*
24	Medusa	82,194	2010	17.0*	17.7*
25	Melia	76,225	2005	16.1*	17.3*
26	Melite	76,436	2004	23.6*	25.4*
27	Myrsini	82,117	2010	20.0*	21.1*
28	Myrto	82,131	2013	23.0*	23.9*
29	Naias	73,546	2006	24.4*	25.6*
30	New Orleans	180,960	2015	41.7*	43.1*
31	New York	177,773	2010	47.4*	49.8*
32	Nirefs	75,311	2001	9.1*	9.9*
33	Norfolk	164,218	2002	76.2*	83.1*
34	Oceanis	75,211	2001	9.7*	9.9*
38	P. S. Palios	179,134	2013	46.3*	48.2*
35	Philadelphia	206,040	2012	50.3*	52.4*
36	Polymnia	98,704	2012	21.2*	22.1*
37	Protefs	73,630	2004	12.0*	12.9*
39	Salt Lake City	171,810	2005	101.9*	109.1*
40	Santa Barbara	179,426	2015	46.8*	48.5*
41	Seattle	179,362	2011	27.8*	29.0
42	Selina	75,700	2010	11.5
43	Semirio	174,261	2007	62.5*	66.2*
44	Sideris GS	174,186	2006	56.9*	59.6*
45	Thetis	73,583	2004	21.8*	23.5*
46	Triton	75,336	2001	9.3*	10.1*
	Total	5,241,930		1,408.6	1,447.7

_______________________________
*Indicates dry bulk vessels for which we believe, as of December 31, 2016 and 2015, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $728 million and $762 million, respectively.

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

Equity method investments

Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, we record such an investment at cost and adjust the carrying amount for our share of the earnings or losses of the entity subsequent to the date of investment and report the recognized earnings or losses in income. Dividends received reduce the carrying amount of the investment. When our share of losses in an entity accounted for by the equity method equals or exceeds our interest in the entity, we do not recognize further losses, unless we have made advances, incurred obligations and made payments on behalf of the entity. Equity method investments are evaluated to determine if a loss in value that is other than temporary should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment, inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment, or other investors ceasing to provide support or reduce their financial commitment to the investee. On September 30, 2016, we wrote down the value of our investment in Diana Containerships to its fair value based on the market value of Diana Containerships' share price on Nasdaq on that day resulting in an impairment of $17.6 million.

Loan Receivable from Related Parties

Our loan receivable from related parties is with Diana Containerships and is presented net of any provision for credit losses. Interest income and fees deriving from the agreement are recorded as incurred. At each balance sheet date, amounts due under the receivable loan agreement are assessed for purposes of determining the appropriate provision for credit losses. We have assessed the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships' historical losses, and other risks/factors that may affect its future financial condition and its ability to meet its obligations. As a result of this assessment, we did not record any provision for credit losses, as we determined that Diana Containerships will be able to meet its obligations under the loan in the near future.

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

With respect to the vessels, the current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average historical one-year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of brokerage commissions; (ii) expected outflows for scheduled vessels' maintenance; (iii) vessel operating expenses increasing annually by an annual inflation rate of 3%; (iv) effective fleet utilization of 98% taking into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys) and 1% off hire days (other than for dry docking and special surveys)  each year. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax/Kamsarmax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization assumed is in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$21,091	$10,405
Capesize/Newcastlemax	$37,024	$16,870

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated a reduction of approximately 24% in the time charter rates or 19% of off hire days (other than for dry docking and special surveys) to result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$6,263	221	$8,594	221	$9,118	217
Capesize/Newcastlemax	$7,342	507	$13,056	485	$13,723	485

Results of Operations

Year ended December 31, 2016 compared to the year ended December 31, 2015

Time Charter Revenues.    Time charter revenues decreased by $43.4 million, or 28%, to $114.3 million in 2016, compared to $157.7 million in 2015. The decrease was due to decreased time charter rates which resulted in a 37% decrease of our average charter rates from $9,739 in 2015 to $6,106 in 2016. This decrease was partly offset by increased revenues due to an 11% increase of our ownership days resulting from the delivery of the Santa Barbara in January 2015; the Medusa in June 2015; the New Orleans and the Seattle in November 2015; the Ismene and the Selina in March 2016 and the Maera in May 2016; and the decreased drydock days, for which our vessels did not earn revenue as they were not available for charter, compared to last year. In 2016 we had total operating days of 16,354 and fleet utilization of 99.4%, compared to 14,492 total operating days and a fleet utilization of 99.3% in 2015.

Voyage Expenses.    Voyage expenses decreased by $1.7 million, or 11%, to $13.8 million in 2016 compared to $15.5 million in 2015. This decrease in voyage expenses is primarily attributable to the decrease in commissions due to the decrease in revenues.

Vessel Operating Expenses.    Vessel operating expenses decreased by $2.3 million, or 3%, to $86.0 million in 2016 compared to $88.3 million in 2015.  The decrease in operating expenses is primarily attributable to decreased operating expenses for insurances, stores and spares, repairs and environmental costs and was a result of our efforts to minimize costs due to the depressed market conditions without compromising the vessels' operations and safety. This decrease was partly offset by increased costs due to the 11% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2016. The increase was also due to increased tonnage taxes and other operating expenses. Daily operating expenses were $5,196 in 2016 compared to $5,924 in 2015, representing a 12% decrease.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges increased by $5.3 million, or 7%, to $81.6 million in 2016, compared to $76.3 million in 2015. This increase was due to the enlargement of our fleet. Additionally, the increase in depreciation and amortization was due to increased amortization of deferred drydocking costs compared to 2015.

General and Administrative Expenses.    General and Administrative Expenses increased by $0.2 million, or 1%, to $25.5 million in 2016 compared to $25.3 million in 2015. The increase is mainly attributable to increased payroll taxes which increased payroll cost and was partly offset by decreased professional fees.

Management fees to related party.    Management fees to a related party amounted to $1.5 million compared to $0.4 million in 2015 and represent management fees paid to DWM for the technical management of six vessels gradually transferred to DWM from DSS after August 2015 until November 2016 and seven thereafter.

Gain on contract termination. Gain on contract termination represented an amount received during the year by former charterers as partial reimbursement for early redelivery during 2013 of one of our vessels.

Interest and Finance Costs.    Interest and finance costs increased by $6.3 million, or 40%, to $21.9 million in 2016 compared to $15.6 million in 2015. The increase is primarily attributable to higher average interest rates, especially after the issuance of our Notes in May 2015 at a fixed rate of 8.5% and on increased average long term debt outstanding during 2016 compared to 2015. Interest expense in 2016 amounted to $19.5 million compared to $13.9 million 2015.

Interest and Other Income. Interest and other income decreased by $0.8 million, or 25%, to $2.4 million in 2016 compared to $3.2 million in 2015. The decrease is attributable to decreased interest income which derived from our loan agreement with Diana Containerships, dated May 20, 2013, and as amended on July 28, 2014, September 9, 2015, December 3, 2015 and September 12, 2016, since after the September 9, 2015 amendment the interest rate was reduced from 5% over LIBOR to 3% over LIBOR and there were principal repayments of $5.0 million per annum, while, after the September 12, 2016 amendment, the interest rate increased to 3.35% as the annual repayments were deferred.

Gain/(Loss) from Equity Method Investments. Loss from our investment in Diana Containerships amounted to $56.5 million in 2016 and was due to loss incurred by Diana Containerships, our dilution from the decrease in our share ownership from 26.08% as at December 31, 2015 to 25.73% as at December 31, 2016 and an impairment charge of $17.6 million recognized on September 30, 2016 calculated on the fair value of the investment on that date. This compared to a loss of $5.0 million in 2015. Additionally, loss from equity method investments was partly offset by a $0.1 million gain from DWM, our 50% owned joint venture established in 2015.

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

Interest and Other Income. Interest and other income decreased by $0.4 million, or 11%, to $3.2 million in 2015 compared to $3.6 million in 2014. The decrease is attributable to decreased interest income which derived from our loan agreement with Diana Containerships, dated May 20, 2013, and as amended on July 28, 2014, September 9, 2015 and December 3, 2015, as since September 9, 2015, the outstanding balance of the loan is being reduced by an amount of $5.0 million per annum, the margin was reduced to 3% from 5% and the accrued, up to the date of the amendment, back end fee was paid in full and seized from being accrued.

Gain / (loss) from Equity Method Investments. Loss from our investment in Diana Containerships amounted to $5.0 million in 2015 and was due to loss incurred by Diana Containerships and our dilution from the decrease in our share ownership from 26.34% as at December 31, 2014 to 26.08% as at December 31, 2015. This compared to a gain of $12.7 million in 2014. Additionally, loss from equity method investments included $0.2 million loss from DWM, our 50% owned joint venture established in 2015 that as of December 31, 2015 provided management services to six vessels of our fleet.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.          Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt and since May 2015 with our Notes. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service and the payment of our preferred dividends. As at December 31, 2016 and 2015, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $37.1 million and $134.6 million, respectively. The significant decrease in working capital was due to the significant decline in the charter rates that we achieved for our vessels during 2016, resulting in operating losses. For 2017, we believe that anticipated improved charter rates compared to 2016 will result in internally generated cash flows along with cash on hand which will be sufficient to fund our capital requirements. However, we may also incur additional debt or issue additional equity, if deemed necessary to fund our capital requirements in the next twelve months.

Cash Flow

Cash and cash equivalents, including compensating cash balance, was $121.1 million as at December 31, 2016 and $193.2 million as at December 31, 2015. Compensating cash balance is the amount kept against the Company's loan facilities which in 2016 was reclassified to non-current assets as it was considered material and as such the respective cash and cash equivalents balance of the comparative years was similarly adjusted to reflect this change. As at December 31, 2016 and 2015, compensating cash balance amounted to $23.0 million and $21.5 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By/(Used In) Operating Activities

Net cash used in operating activities was $21.0 million in 2016 compared to net cash provided by operating activities of $23.9 million in 2015. This decrease in cash from operating activities was mainly attributable to the decrease in charter rates during the year.

Net cash provided by operating activities decreased by $21.0 million, or 47%, to $23.9 million in 2015 compared to $44.9 million in 2014. The decrease was mainly attributable to the decrease in charter rates during the year, the increase in drydock and off-hire days during which our vessels could not earn revenue and the increase in expenses due to the enlargement of the fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $41.6 million for 2016, which consists of $50.9 million paid for predelivery installments for our vessels under construction and the acquisition of three vessels during the year; $9.4 million of proceeds received due to the cancellation of a shipbuilding contract consisting of predelivery installments paid until then and interest; $0.1 million of dividends received from Diana Containerships during the year; and $0.2 million relating to the acquisition of property and equipment.

Net cash used in investing activities was $155.6 million for 2015, which consists of $155.4 million paid for predelivery installments for our three vessels under construction, the balance price for the acquisition of the Santa Barbara, delivered in January 2015 and the acquisition of three vessels during the year; $0.2 million of dividends received from Diana Containerships during the year; a $0.3 million investment in DWM; and $0.2 million relating to the acquisition of property and equipment.

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

Net Cash Provided By / (Used In)  Financing Activities

Net cash used in financing activities was $11.0 million for 2016, which consists of $39.3 million of proceeds drawn under new loan facilities; $42.5 million of indebtedness that we repaid; $0.5 million of financing costs we paid relating to our new loan agreements; $5.8 million of dividends paid on our Series B Preferred Shares; and $1.5 million of additional compensating cash balance.

Net cash provided by financing activities was $104.0 million for 2015, which consists of $441.2 million of proceeds drawn under new loan facilities and our Notes; $321.2 million of indebtedness that we repaid; $5.5 million of financing costs we paid relating to our new loan agreements and our Notes; $5.8 million of dividends paid on our Series B Preferred Shares; $2.7 million of payments to repurchase common stock; and $2.0 million of additional compensating cash balance.

Net cash provided by financing activities was $84.4 million for 2014, which consists of $101.5 million of proceeds drawn under new loan facilities; $48.6 million of indebtedness that we repaid; $0.5 million of financing costs we paid relating to our new loan agreements; $62.7 million of proceeds from issuance of preferred stock, net of expenses; $3.9 million of dividends paid on our Series B Preferred Shares; $25.3 million of payments to repurchase common stock; and $1.5 million of additional compensating cash balance.

Loan Facilities and Senior Unsecured Notes

As at December 31, 2016, we had $602.7 million of long term debt outstanding under our facilities and Notes, which as of the date of this annual report increased to $654.8 million, and consists of the agreements described below.

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

Secured Term Loans:

On October 8, 2009, our wholly-owned subsidiary Bikini Shipping Company Inc. ("Bikini") entered into a $40.0 million loan agreement with Deutsche Bank to partly finance the acquisition cost of the New York. The loan was repaid in full on March 10, 2015.

On October 22, 2009, our wholly-owned subsidiary Gala Properties Inc. entered into a $40.0 million loan agreement with Bremer Landesbank ("Bremer") to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 19, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, our wholly-owned subsidiaries Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with Export-Import Bank of China ("CEXIM Bank") and DnB NOR Bank ASA ("DnB") to finance part of the construction cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million, of which $72.1 million was drawn, being 70% of the vessels' market value on delivery. The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Each of CEXIM Bank and DnB has the right to demand prepayment of the outstanding balance of any advance in the first half of 2018, subject to a written notification to be made latest by May 2017. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On September 13, 2011, our wholly-owned subsidiary Bikar Shipping Company Inc. ("Bikar") entered into a loan agreement with Emporiki Bank of Greece S.A. ("Emporiki") for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank ("Credit Agricole") entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On February 7, 2012, our wholly-owned subsidiary Jemo Shipping Company Inc. ("Jemo") entered into an agreement with Nordea Bank Finland Plc, which in December 2014 was replaced by Nordea Bank AB, London Branch, or Nordea, for a loan facility of $16.1 million drawn down in February 2012, to partly finance the acquisition cost of the Leto. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina Inc. as a new borrower and increase the loan amount to up to $26.5 million for the purpose of financing part of the acquisition cost of the Melia. On March 19, 2015, we prepaid in full all outstanding indebtedness under the loan facility, which was refinanced with a new agreement mentioned below.

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

On May 24, 2013, our wholly-owned subsidiaries Erikub Shipping Company Inc. ("Erikub") and Wotho Shipping Company Inc. ("Wotho") entered into a loan agreement with CEXIM Bank and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15.0 million for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250,000 and a balloon of $10.3 million payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

On June 18, 2013, our wholly-owned subsidiaries Tuvalu Shipping Company Inc. ("Tuvalu"), and Jabat Shipping Company Inc. ("Jabat") entered into a loan agreement with Deutsche Bank for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Maia and the Myrto which were cross-collateralized with the New York. The loan was prepaid in full on March 20, 2015.

On January 9, 2014, our wholly-owned subsidiaries Taka Shipping Company Inc. ("Taka") and Fayo Shipping Company Inc. ("Fayo") entered into a loan agreement with Commonwealth Bank of Australia, London Branch ("CBA"), for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A is repayable in 24 equal consecutive quarterly installments of $195,833 each; and a balloon of $3.8 million payable January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on January 13, 2022.

On December 18, 2014, our wholly-owned subsidiaries Weno Shipping Company Inc. ("Weno") and Pulap Shipping Company Inc. ("Pulap") entered into a loan agreement with BNP Paribas ("BNP"), for a loan facility of up to $55.0 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios, of which $53.5 million was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021.

On March 17, 2015, eight of our wholly-owned subsidiaries entered into a loan facility with Nordea to refinance the existing agreements with the bank, described above, and to add additional vessels. On March 19, 2015, after repaying in full all outstanding indebtedness under the previous loan facilities with the bank, mentioned above, we drew down the amount of $93.1 million. The loan is repayable in 24 equal consecutive quarterly installments of approximately $1.9 million and a balloon of $48.4 million payable together with the last installment on March 19, 2021. The loan bears interest plus a margin of 2.1% of LIBOR.

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

On April 29, 2015, our wholly-owned subsidiary Lelu Shipping Company Inc. ("Lelu") entered into a term loan agreement with Danish Ship Finance for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $0.5 million each and a balloon of $16.0 million payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

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

On September 30, 2015, our wholly-owned subsidiaries, Ujae Shipping Company Inc. ("Ujae") and Rairok Shipping Company Inc. ("Rairok") entered into a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of about $28.0 million was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $0.5 million and a balloon installment of about $15.0 million payable together with the last installment on November 19, 2022. Advance B of about $11.7 million was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $0.3 million and a balloon installment of about $3.5 million payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

On January 7, 2016, three of our wholly-owned subsidiaries entered into a secured loan agreement with the CEXIM Bank for a loan of up to $75.7 million in order to finance part of the construction cost of the vessels. On January 4, 2017, we drew down $57.24 million to finance part of the construction cost of Hull H2548, named San Francisco, and Hull H2549, named Newport News, both delivered on January 4, 2017. The balance of the committed loan amount, including the tranche for Hull DY6006 whose shipbuilding contract was cancelled on October 31, 2016, was cancelled. On February 6, 2017, we also entered into a Deed of Release with the CEXIM Bank in order to release the owner of Hull DY6006 of all of its obligations under the loan agreement as borrower. The loan is payable in 60 equal quarterly installments of $954,000 each, the last of which is payable by March 12, 2032, and bears interest at LIBOR plus a margin of 2.3%.

On March 29, 2016, two of our wholly-owned subsidiaries entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.755 million, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene. The loan is payable in eight consecutive quarterly installments of $855,000 each and a balloon installment of $18.9 million payable together with the last installment by June 30, 2019. The first repayment installment shall be repaid on September 30, 2017. The loan bears interest at LIBOR plus a margin of 3%.

On May 10, 2016, one of our wholly-owned subsidiaries entered into a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, being the purchase price of the Maera. The loan is payable in seven equal consecutive quarterly installments of $19,775 each, four equal consecutive quarterly installments of $282,500 each and a balloon of about $12.2 million payable together with the last installment on January 4, 2019. The loan bears interest at LIBOR plus a margin of 3% per annum.

Under the secured term loans outstanding as of December 31, 2016, 45 vessels of the Company's fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default.

On August 26, 2016, we announced that we had engaged a financial advisor and had entered into negotiations with certain of our lenders to amend our outstanding loan facilities. In connection with these negotiations, we reached an agreement in principle with certain lenders, including our largest lender, for terms that included, among other provisions, the deferral of amortization payments and amending financial covenants. This agreement in principle was subject to us reaching similar deferral and covenant terms with our other lenders. On November 17, 2016, we announced that we had concluded, without agreement, these discussions with our lenders and had terminated our financial advisor engagement.  We do not currently anticipate resuming such discussions with our lenders.

On November 30, 2016, we received a letter from BNP Paribas advising us that we were not in compliance with the loan to value covenant contained in the $165.0 million loan agreement, creating a shortfall of $39.6 million. Similarly, as at December 31, 2016, we were not in compliance with the same minimum security cover requirement. We estimated the shortfall to be $25.7 million and as such an amount of $19.7 million, representing the amount which would have to be paid to the bank, was reclassified as current in the consolidated balance sheet as at December 31, 2016. In addition, we received a waiver from the Commonwealth Bank, valid until December 31, 2016, for the non-compliance with the minimum required security cover, which was amended to a lower level than the one stated in the loan agreement. On January 13, 2017, the bank extended its consent for the use of the lower minimum required security cover until June 30, 2017.

Currently, all of our vessels, except for one, have been provided as collateral to secure our loan facilities.

Senior Notes due 2020

On May 28, 2015, we issued $55.0 million aggregate principal amount of our 8.5% senior unsecured notes due 2020, or our Notes, in a registered public offering and on June 5, 2015, we issued an additional $8.25 million aggregate principal amount of the Notes, pursuant to the underwriters' option to purchase additional Notes. The Notes will mature on May 15, 2020, and may be redeemed in whole or in part at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to May 15, 2017, we may redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest to, but excluding, the date of redemption. The Notes bear interest at a rate of 8.500% per annum, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2015. The Notes commenced trading on the NYSE on May 29, 2015 under the symbol "DSXN."

For additional information about our Notes, please see the section entitled "Description of Notes" in the final prospectus supplement related to the offering, filed with the SEC on May 22, 2015 and incorporated by reference herein.

As of December 31, 2016, 2015 and 2014 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Capital Expenditures

We make capital expenditures from time to time in connection with vessel acquisitions and constructions, which we finance with cash from operations, debt under loan facilities at terms acceptable to us, with funds from equity issuances and we have also issued senior notes. Currently, we do not have capital expenditures for vessel acquisitions or constructions, but we incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs. We expect to cover such capital expenditures and cash flow needs with cash from operations and cash on hand.

C.          Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.          Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. On February 15, 2017, the BDI was 688.

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

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2016:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Notes (1)	$602,717	$66,470	$175,336	$292,259	$68,652
Estimated Interest Payments on Loan Agreements and Notes (1)	67,409	20,726	34,529	11,575	579
Construction contracts (2)	52,440	52,440	-	-	-
Broker services agreement (3)	450	450	-	-	-
Preferred dividends (4)	13,461	5,769	7,692	-	-

Total	$736,477	$145,855	$217,557	$303,834	$69,231

(1)
As of December 31, 2016, we had an aggregate principal amount of $602.7 million of indebtedness outstanding under our loan facilities and our Notes. On November 30, 2016, we received a letter from BNP Paribas advising us that we were not in compliance with the loan to value covenant contained in the $165.0 million loan agreement, creating a shortfall of $39.6 million. Similarly, as at December 31, 2016, we were not in compliance with the same minimum security cover requirement. We estimated the shortfall to be $25.7 million and as such an amount of $19.7 million, representing the amount which would have to be paid to the bank, was reclassified to current portion of long term debt. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate in 2016 plus the margin of our loan agreements in 2016 and the fixed interest rate of our Notes.

(2)
On January 4, 2017, we took delivery of Hull H2548, named San Francisco, and Hull H2549, named Newport News, and we paid the balance of the contract price. On the same date, we also drew down a loan of $57.24 million under our loan agreement with CEXIM Bank, to finance part of the construction cost of the vessels.

(3)	Our agreement with Diana Enterprises dated April 1, 2016, expires on March 31, 2017.

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

Name	Age	Position
Simeon Palios	75	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	61	Class I Director and President
Ioannis Zafirakis	45	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	45	Chief Financial Officer and Treasurer
Maria Dede	44	Chief Accounting Officer
William (Bill) Lawes	73	Class II Director
Konstantinos Psaltis	78	Class II Director
Kyriacos Riris	67	Class II Director
Boris Nachamkin	83	Class III Director
Apostolos Kontoyannis	68	Class III Director
Semiramis Paliou	42	Class III Director

The term of our Class III directors expires in 2017, the term of our Class I directors expires in 2018, and the term of our Class II directors expires in 2019.

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

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee since March 2005. Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

Semiramis Paliou has served as a Director since March 2015. Mrs. Paliou has almost 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. Since November 2016 she serves as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  She is the daughter of Simeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd and a member of the Greek committee of Nippon Kaiji Kyokai.

B.          Compensation

Aggregate executive compensation (including amounts paid to Diana Enterprises pursuant to the Brokerage Services Agreements) for 2016 was $3.2 million. Since June 1, 2010, Diana Enterprises, a related party, as described in "Item 7B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2016, fees for 2016 amounted to $1.7 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Diana Enterprises. We expect such fees to remain the same in 2017.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each non-executive serving as chairman or member of a committee receives annual compensation of $26,000 and $13,000, respectively, plus reimbursement of out-of-pocket expenses. For 2016, 2015 and 2014 fees and expenses of our non-executive directors amounted to $0.4 million, $0.4 million and $0.3 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 8,565,241 shares of restricted common stock, of which 8,201,157 shares were awarded to senior management and 1,674,084 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which will vest ratably over a period of six years until 2022. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2016, compensation costs relating to the aggregate amount of restricted stock awards amounted to $8.3 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan
In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan (the "2014 Plan"), for 5,000,000 common shares, of which, currently, 2,924,759 shares remain reserved for issuance.

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

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
Shoreside	95	101	94
Seafaring	923	993	973
Total	1,018	1,094	1,067

E.          Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Item 7.          Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of February 17, 2017, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	19,524,163	22.7%
	12 West Capital Management LP (2)	4,429,989	5.2%
	Kopernik Global Investors, LLC (3)	5,624,361	6.5%
	Franklin Resources Inc. (4)	13,370,940	15.5%
	All officers and directors as a group (5)	22,749,215	26.5%

(1)
Mr. Simeon Palios indirectly may be deemed to beneficially own 9,524,360 shares beneficially owned by Ironwood Trading Corp. and 9,999,803 shares beneficially owned by Diana Enterprises Inc., including 4,762,180 shares beneficially owned through Corozal Compania Naviera, as the result of his ability to control the vote and disposition of such entities, for an aggregate of 19,524,163 shares. As of December 31, 2014, 2015 and 2016, Mr. Simeon Palios owned indirectly 19.3%, 20.6% and 22.2%, respectively, of our outstanding common stock.

(2)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2017.

(3)	This information is derived from a Schedule 13G filed with the SEC on February 3, 2017.

(4)
This information is derived from a Schedule 13G/A filed with the SEC on February 8, 2017, and represents an increase from the 13.4% ownership reported on a Schedule 13G filed with the SEC on January 8, 2016.

(5)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors is indirect shareholder through ownership of stock held in Corozal Compania Naviera S.A., and Ironwood Trading Corp. Mr. Margaronis does not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and Ironwood Trading Corp. and, accordingly, is not considered to be beneficial owner of our common shares held through Corozal Compania Naviera S.A. and Ironwood Trading Corp. Mr. Anastasios Margaronis also owns indirectly 2.6% of our outstanding common stock. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours each owns less than 1% of our outstanding common stock. In addition, Diana Enterprises owns indirectly 100,390, or 3.9% of the outstanding Series B Preferred Shares and Mr. Anastasios Margaronis owns indirectly 28,025, or 1.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 132,775, or 5.1% of our outstanding Series B Preferred Shares.

As of February 15, 2017, we had 141 shareholders of record, 123 of which were located in the United States and held an aggregate of 63,344,117 of our common shares, representing 73.7% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 63,325,874.of our common shares as of February 15, 2017. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

B.          Related Party Transactions

Diana Enterprises Inc.

Diana Enterprises, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2016, brokerage fees amounted to $1.7 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2016, due to expire on March 31, 2017.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2016, amounted to $2.3 million. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

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

Diana Containerships, Loan Agreement

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan was approved by the Independent Committee of the Board of Directors and the Board of Directors and bore interest at LIBOR plus a margin of 5% per annum and a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The loan was amended on July 28, 2014, and further amended on September 9, 2015, pursuant to which the loan maturity was extended to March 15, 2022; interest decreased to at LIBOR plus a margin of 3% per annum; the back-end fee accumulated up to and became payable on the date of the amendment; and the borrowers agreed to pay to the lender a fee of $0.2 million on the maturity date. In addition, the outstanding principal amount of the loan is repaid in amounts totaling $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The unsecured loan is guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without our prior consent. Also, the loan is subordinated to Diana Containerships' loan with the Royal Bank of Scotland. On August 24, 2016, Diana Shipping Inc.'s Independent Committee of the Board of Directors and the Board of Directors approved another amendment to the loan, pursuant to which the repayment of all outstanding principal amounts are deferred until the later of (i) the repayment or prepayment in full by Diana Containerships of a deferred amount under its loan agreement with The Royal Bank of Scotland plc, whose repayment is scheduled to commence on March 15, 2019 and be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changes the borrower under the loan to another wholly-owned subsidiary of Diana Containerships and provides for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

Income from interest and fees for 2016, amounted to $1.7 million and is included in Interest and other income in the respective consolidated statements of operations. As at December 31, 2016 and the date of this report, the loan receivable from Diana Containerships amounted to $45.4 million.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to seven vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for 2016 amounted to $1.5 million, whereas commercial fees amounted to about $0.1 million.

Acquisition of Three Panamax Vessels

On February 4, 2016, we entered into, through three separate wholly-owned subsidiaries, three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39.8 million, reduced pursuant to addendum agreements dated March 4, 2016 to $39.3 million. Two of the vessels were delivered in March 2016 and the third in May 2016. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company.

C.          Interests of Experts and Counsel

Not Applicable.

Item 8.          Financial information
A.          Consolidated statements and other financial information

See Item 18.

Legal Proceedings

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the M/V Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice. In addition, the sentence includes a requirement for the duration of the probation period to maintain an enhanced system subject to independent audit for managing waste oils on each vessel managed by DSS. We expect the probation period to end in June 2017.

In December 2016, one of our wholly-owned subsidiaries, upon signing a settlement agreement with a former charterer, received an amount of $5.5 million as partial payment pursuant to an arbitration award. The partial payment of the arbitration award is without prejudice, and we intend to seek the recovery of the balance of the award.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors.  As of November 2008, our board of directors has suspended the payment of dividends on our common shares, with the exception of a stock dividend of the shares of Diana Containerships representing 80% of our interest at that date, distributed to all shareholders on a pro-rata basis as a result of the partial spin-off of Diana Containerships, effective January 19, 2011.

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

Dividends on our Series B Preferred Shares accrue and are cumulative from the date the Series B Preferred Shares are originally issued and are payable on each January 15, April 15, July 15 and October 15, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series B Preferred Shares is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share) and is not subject to adjustment. At any time on or after February 14, 2019, we may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

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

B.          Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 15 "Subsequent events" of our annual consolidated financial statements.

Item 9.          The Offer and Listing
The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the NYSE:

	2017		2016		2015		2014		2013		2012
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$4.47	$2.02	$8.11	$3.58	$13.55	$6.31	$13.64	$7.47	$9.87	$6.31

1st quarter			$4.47	$2.02	$7.24	$6.12
2nd quarter			3.46	2.12	7.75	6.02
3rd quarter			3.12	2.27	8.11	6.08
4th quarter			4.11	2.40	7.13	3.58

August			$2.69	$2.28
September			3.02	2.27
October			2.78	2.49
November			4.11	2.40
December			3.41	2.80
January	$4.14	$3.30
February*	4.27	3.79

* For the period from February 1, 2017 until February 16, 2017.

Our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014. The following table sets forth the high and low closing sales prices for our Series B Preferred Stock for each of the periods indicated:

	2017		2016		2015		2014	*
Period	High	Low	High	Low	High	Low	High		Low
Annual			$18.52	$9.50	$25.59	$10.80	$26.98		$22.76

1st quarter			$15.15	$9.50	$25.59	$24.08
2nd quarter			18.52	13.42	25.59	24.60
3rd quarter			18.33	14.99	25.14	19.69
4th quarter			17.25	14.53	21.49	10.80

August			$17.34	$16.95
September			17.44	14.99
October			17.25	14.89
November			16.90	14.53
December			16.48	15.40
January	$19.32	$17.24
February**	19.03	18.64

*Commencing on February 21, 2014
** For the period from February 1, 2017 until February 16, 2017.

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

Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the SEC on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to  86,006,017 and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under "Stockholders Rights Agreement."  For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein.

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

In the year ended December 31, 2016, approximately 3.5% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 1.8% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2016. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $80,000 for the year ended December 31, 2016.

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

For the 2016 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the NYSE during the 2016 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2016 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or "5% Shareholders", who each own 5% or more of the value of such stock, or the "5% Override Rule."  For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the SEC.

Based on Schedules 13D and 13G filings, during the 2016 taxable year, less than 50% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2016 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2016 taxable year, and intends to take this position on its 2016 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2016 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $160,520 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

I.          Subsidiary information

Not Applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk
Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2016, could have increased our interest cost (including capitalized interest and interest on our Notes) from $21.0 million to $26.6 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2016, 2015 and 2014 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur about half of our operating expenses (around 41% in 2016 and 45% in 2015) and a significant portion of our general and administrative expenses (around 50% in 2016 and 49% in 2015) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2016 and 2015, these non-US dollar expenses represented 42% and 33%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2016 is effective.

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

d) Changes in Internal Control over Financial Reporting

Since the establishment in 2015 of our 50% owned joint venture, Diana Wilhelmsen Management Limited, our internal controls over financial reporting have changed in order to incorporate in our procedures and controls those conducted by the joint venture in managing our vessels.

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

Audit fees in 2016 and 2015 amounted to € 420,000 and € 420,000, or approximately $476,920 and $455,704, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting.

b) Audit-Related Fees

Audit related fees in 2015 amounted to € 39,375, or approximately $44,553, and relate to audit services provided in connection with the Company's filings with the SEC. There were no audit related fees in 2016.

c) Tax Fees

During 2016 and 2015, we received services for which fees amounted to $18,600 and $85,000, respectively, and relate to the calculation of Earnings and Profits of the Company.

d) All Other Fees

None.

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees
Our Audit Committee consists of two independent members of our Board of Directors. Otherwise, our Audit Committee conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the NYSE.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company's common shares. The plan does not have an expiration date. As of December 31, 2016 and the date of this report, there is an outstanding value of about $72 million of common shares that can be repurchased under the plan.

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

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III
Item 17.          Financial Statements
See Item 18.

Item 18.          Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.          Exhibits
Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Common Share Certificate (13)
2.2	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Company (3)
2.3	Certificate of Designations of the Series A Participating Preferred Stock of the Company (4)
2.4	Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas (5)
2.5
First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.500% Senior Notes due 2020 (6)

4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan (13)
4.3	Form of Technical Manager Purchase Option Agreement (8)
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (10)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (10)
4.7	Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)
4.8	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)
4.9	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)
4.10	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.11	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.12	Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc. (11)
4.13	First Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated July 28, 2014 (13)
4.14	Second Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated September 9, 2015 (13)
4.15	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)
4.16
Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch (12)

4.17	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (11)
4.18	Brokerage Services Agreement, dated April 1, 2015, by and between Diana Shipping Inc. and Diana Enterprises Inc. (13)
4.19	Amended and Restated Non-Competition Agreement, dated as of March 1, 2013, by and between Diana Shipping Inc. and Diana Containerships Inc. (11)
4.20	Loan Agreement with ABN AMRO Bank N.V., dated March 26, 2015 (13)
4.21	Loan Agreement with Danish Ship Finance, dated April 29, 2015 (13)
4.22	Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16, 2015 (13)

4.23	Loan Agreement with BNP Paribas, dated July 22, 2015 (13)
4.24	Loan Agreement with ING Bank N.V., dated September 30, 2015 (13)
4.25	Loan Agreement with The Export-Import Bank of China, dated January 7, 2016 (13)
4.26	Loan Agreement with ABN AMRO Bank N.V., dated March 29, 2016
4.27	Brokerage Services Agreement, dated April 1, 2016, by and between Diana Shipping Inc. and Diana Enterprises Inc.
4.28	Loan Agreement with DNB Bank ASA and The Export-Import Bank of China, dated May 10, 2016
4.29	Third Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated December 3, 2015
4.30	Fourth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated September 12, 2016
4.31	Waiver Letter from Commonwealth Bank of Australia dated February 15, 2016
4.32	Waiver Letter from Commonwealth Bank of Australia dated January 13, 2017
4.33	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated February 15, 2017
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) the Notes to Consolidated Financial Statements

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.
(4)	Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(5)	Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015.
(6)	Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015.
(7)	Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(8)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(9)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(10)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 30, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 27, 2014.
(12)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 25, 2015.
(13)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 28, 2016.
(14)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on April 20, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: February 17, 2017

DIANA SHIPPING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 17, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
February 17, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Diana Shipping Inc.
We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016 of Diana Shipping Inc. and our report dated February 17, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
February 17, 2017

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$98,142	$171,718
Accounts receivable, trade (Note 2(f))	5,903	4,512
Due from related parties (Notes 2(g) and 4(b))	102	5,103
Inventories (Note 2(h))	5,860	6,251
Prepaid expenses and other assets	5,309	5,929
Total current assets	115,316	193,513

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	46,863	44,514
Vessels (Note 6)	1,987,419	1,947,992
Accumulated depreciation (Note 6)	(583,507)	(507,189)
Vessels' net book value (Note 6)	1,403,912	1,440,803
Property and equipment, net (Note 7)	23,114	23,489
Total fixed assets	1,473,889	1,508,806
OTHER NON-CURRENT ASSETS:
Compensating cash balance (Notes 2(e) and 8)	23,000	21,500
Due from related parties, non-current (Notes 2(g) and 4(b))	45,417	43,750
Equity method investments (Note 3)	6,014	62,487
Deferred charges, net (Notes 2(m) and 2(n))	5,027	6,909
Total assets	$1,668,663	$1,836,965

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 8)	$65,072	$40,984
Accounts payable, trade and other	6,572	8,963
Due to related parties (Note 4)	25	64
Accrued liabilities	5,734	6,449
Deferred revenue	822	2,414
Other current liabilities	-	15
Total current liabilities	78,225	58,889

Long-term debt, net of current portion and deferred financing costs, non-current (Note 8)	533,109	559,087
Other non-current liabilities	740	623
Commitments and contingencies (Note 9)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 10(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 84,696,017 and 82,546,017 issued and outstanding at December 31, 2016 and 2015, respectively (Note 10(b))	847	825
Additional paid-in capital	985,171	976,880
Accumulated other comprehensive income	185	269
Retained earnings	70,360	240,366
Total stockholders' equity	1,056,589	1,218,366

Total liabilities and stockholders' equity	$1,668,663	$1,836,965
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2016	2015	2014
REVENUES:
Time charter revenues	$114,259	$157,712	$175,576

EXPENSES:
Voyage expenses	13,826	15,528	10,665
Vessel operating expenses	85,955	88,272	86,923
Depreciation and amortization of deferred charges (Notes 2(l) and 2(m))	81,578	76,333	70,503
General and administrative expenses	25,510	25,335	26,217
Management fees to related party (Notes 3(b) and 4(d))	1,464	405	-
Gain on contract termination (Note 9(b))	(5,500)	-	-
Foreign currency gain	(253)	(984)	(528)
Operating loss	$(88,321)	$(47,177)	$(18,204)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 11)	(21,949)	(15,555)	(8,427)
Interest and other income (Note 4(b))	2,410	3,152	3,627
Gain from derivative instruments (Note 14)	-	-	68
Gain/(loss) from equity method investments (Note 3)	(56,377)	(5,133)	12,668
Total other income/(expenses), net	$(75,916)	$(17,536)	$7,936

Net loss	$(164,237)	$(64,713)	$(10,268)

Dividends on series B preferred shares (Notes 10(a) and 12)	(5,769)	(5,769)	(5,080)

Net loss attributed to common stockholders	$(170,006)	$(70,482)	$(15,348)

Loss per common share, basic and diluted (Note 12)	$(2.11)	$(0.89)	$(0.19)

Weighted average number of common shares, basic and diluted (Note 12)	80,441,517	79,518,009	81,292,290

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Net loss	$(164,237)	$(64,713)	$(10,268)

Other comprehensive income/(loss) (Actuarial gain/(loss))	(84)	1,016	(911)

Comprehensive loss	$(164,321)	$(63,697)	$(11,179)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings	Total Equity
BALANCE, December 31, 2013	-	$-	82,841,370	$828	$926,204	$164	$326,196	$1,253,392

Net loss	-	$-	-	$-	$-	$-	$(10,268)	$(10,268)
Issuance of series B preferred stock (Note 10(a))	2,600,000	26	-	-	62,672	-	-	62,698
Issuance of restricted stock and compensation cost (Note 10(c))	-	-	1,864,000	19	7,725	-	-	7,744
Dividends on series B preferred stock (Note 10(a))	-	-	-	-	-	-	(5,080)	(5,080)
Stock repurchased and retired (Note 10(d))	-	-	(2,845,549)	(28)	(25,321)	-	-	(25,349)
Other comprehensive loss	-	-	-	-	-	(911)	-	(911)
BALANCE, December 31, 2014	2,600,000	$26	81,859,821	$819	$971,280	$(747)	$310,848	$1,282,226

Net loss	-	$-	-	$-	$-	$-	$(64,713)	$(64,713)
Issuance of restricted stock and compensation cost (Note 10(c))	-	-	1,100,000	10	8,269	-	-	8,279
Dividends on series B preferred stock (Note 10(a))	-	-	-	-	-	-	(5,769)	(5,769)
Stock repurchased and retired (Note 10(d))	-	-	(413,804)	(4)	(2,669)	-	-	(2,673)
Other comprehensive income	-	-	-	-	-	1,016	-	1,016
BALANCE, December 31, 2015	2,600,000	$26	82,546,017	$825	$976,880	$269	$240,366	$1,218,366

Net loss	-	$-	-	$-	$-	$-	$(164,237)	$(164,237)
Issuance of restricted stock and compensation cost (Note 10(c))			2,150,000	22	8,291	-	-	8,313
Dividends on series B preferred stock (Note 10(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	(84)	-	(84)
BALANCE, December 31, 2016	2,600,000	$26	84,696,017	$847	$985,171	$185	$70,360	$1,056,589
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Cash Flows from Operating Activities:
Net loss	$(164,237)	$(64,713)	$(10,268)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges	81,578	76,333	70,503
Amortization of financing costs (Note 11)	1,503	1,364	519
Amortization of free lubricants benefit	(15)	(85)	(129)
Compensation cost on restricted stock (Note 10(c))	8,313	8,279	7,744
Actuarial gain / (loss)	(84)	1,016	(911)
Change in fair value of derivative instruments	-	-	(378)
Gain on shipbuilding contract termination (Note 5)	(278)	-	-
(Gain)/loss from equity method investments, net of dividends (Note 3)	56,377	5,133	(12,668)
(Increase) / Decrease in:
Receivables	(1,391)	1,871	(5,682)
Due from related parties	3,334	2,070	(604)
Inventories	391	1,062	(1,354)
Prepaid expenses and other assets	620	(349)	(1,091)
Other non-current assets	-	-	793
Increase / (Decrease) in:
Accounts payable	(2,391)	(739)	2,293
Due to related parties	(39)	(217)	60
Accrued liabilities, net of accrued preferred dividends	(715)	437	(11)
Deferred revenue	(1,592)	(865)	1
Other liabilities	117	(643)	554
Drydock costs	(2,489)	(6,009)	(4,461)
Net cash provided by/(used in) Operating Activities	$(20,998)	$23,945	$44,910

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Notes 5 and 6)	(50,911)	(155,352)	(111,702)
Proceeds from shipbuilding contract termination (Notes 5)	9,413	-	-
Acquisition of additional interest in Diana Containerships Inc. (Note 3(a))	-	-	(40,000)
Cash dividends from investment in Diana Containerships Inc. (Note 3(a))	96	193	763
Joint venture investment (Note 3(b))	-	(267)	-
Payments for plant, property and equipment (Note 7)	(217)	(211)	(1,574)
Net cash used in Investing Activities	$(41,619)	$(155,637)	$(152,513)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 8)	39,265	441,173	101,500
Proceeds from issuance of preferred stock, net of expenses (Note 10(a))	-	-	62,698
Cash dividends on preferred stock	(5,769)	(5,769)	(3,862)
Changes in compensating cash balances	(1,500)	(2,000)	(1,500)
Payments for repurchase of common stock (Note 10(d))	-	(2,673)	(25,349)
Financing costs	(466)	(5,482)	(527)
Loan payments (Note 8)	(42,489)	(321,240)	(48,589)
Net cash provided by / (used in) Financing Activities	$(10,959)	$104,009	$84,371

Net decrease in cash and cash equivalents	(73,576)	(27,683)	(23,232)

Cash and cash equivalents at beginning of the year	171,718	199,401	222,633

Cash and cash equivalents at end of the year	$98,142	$171,718	$199,401

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	$19,265	$13,048	$8,180

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
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

The consolidated balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements at that date, as adjusted to conform to current period presentation for compensating cash balance, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Diana Shipping Services S.A., or DSS, provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2013 administrative services with regards to services related to DSI's operations and its subsidiaries. Such costs are eliminated in consolidation. As at December 31, 2016, DSS does not provide management services to seven vessels in the Company's fleet whose management has been transferred progressively since August 2015 to Diana Wilhelmsen Management Limited (Notes 3(b) and 4(d)).

During 2016, 2015 and 2014 charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2016	2015	2014
A	19%	24%	10%
B	15%
C	10%	20%
D	10%		18%
E		12%	12%
F		10%	15%

2.	Significant Accounting Policies

(a)          Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
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

(e)          Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may also include compensating cash balances kept against the Company's loan facilities that are not deemed to be sufficiently material to require segregation on the balance sheet. As of December 31, 2016 and 2015, such balances are separately presented as "Compensating cash balance" and consist of minimum cash deposits required to be maintained at all times under the Company's loan facilities (Note 8).

(f)          Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2016 and 2015.

(g)          Loan Receivable from Related Parties: The amounts shown as Due from related parties, current and non-current, in the consolidated balance sheet as at December 31, 2016 and 2015, (Note 4(b)) represent amounts receivable from Diana Containerships Inc. with respect to a loan agreement with a wholly owned subsidiary of Diana Containerships Inc., net of any provision for credit losses. Interest income and fees, deriving from the agreement are recorded in the accounts as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. As at December 31, 2016 and 2015, the Company assessed the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships Inc. historical losses, and other risks/factors that may affect its future financial condition and its ability to meet its obligations. As a result of this assessment, the Company did not record any provision for credit losses, as it determined that Diana Containerships will be able to meet its obligations under the loan in the near future.

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
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(k)          Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

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

The Company concluded based on this exercise that step two of the impairment analysis was not required and has not identified any facts or circumstances that would require the write down of vessel values as at December 31, 2016 or in the near future and no impairment loss has been identified or recorded for 2016, 2015 and 2014.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. As at December 31, 2016, 2015 and 2014, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

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
December 31, 2016
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

(r)          Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(s)          Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the dry-bulk vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(t)          Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:	Unobservable inputs that are not corroborated by market data.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(u)          Share Based Payments: The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(v)          Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement, novated in March 2012, and terminated in May 2014, to manage its exposure to interest rate changes related to its borrowings. The collar agreement was considered as an economic hedge agreement as it did not meet the criteria of hedge accounting; therefore, the changes in its fair value were recognized in earnings (Note 14).

(w)          Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. In 2016, the Company assessed the financial condition of Diana Containerships Inc., the market conditions that could affect its operations in the near future and historical losses of its investment and as a result the Company recorded an impairment (Note 3(a)) as it was considered that the loss in the value of its investment was other than temporary.

(x)          Variable Interest Entities: The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.  For 2016, the Company also considered the amendments under ASU 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", issued in February 2015. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2016 and 2015.

Recent Accounting Pronouncements not yet adopted

(a)          In July 2015, the FASB issued ASU No. 2015-11 –Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(b)           In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company's consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

(c)           In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "Update") No. 2016-09- Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718) which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the provisions of ASU 2016-09, which did not impact its consolidated financial statements and notes disclosures.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expect to use the modified retrospective method. Currently, the Company is in the process of evaluating the impact of the standard and of reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(d)           In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.

(e)           In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

(f)            In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

3.             Equity Method Investments

a)
Diana Containerships Inc. ("Diana Containerships"): On July 29, 2014, DSI invested $40,000 in Diana Containerships in a private placement. As at December 31, 2016 and 2015, DSI owned 25.73% and 26.08%, respectively, of the share capital of Diana Containerships.  On September 30, 2016, the Company reduced the value of the investment to its market value based on Diana Containerships' share price on Nasdaq on that day resulting to an impairment of $17,568. As at December 31, 2016 and 2015, the investment in Diana Containerships amounted to $5,815 and $62,376, respectively, and is included in "Equity method investments" in the accompanying consolidated balance sheets. As at December 31, 2016, the market value of the investment was $6,696 based on Diana Containerships' closing price on Nasdaq of $2.78.

For 2016, 2015, and 2014, the investment in Diana Containerships resulted in loss of $56,465 (including impairment discussed above), loss of $4,977, and gain of $12,668, respectively, which is included in "Gain/(loss) from equity method investments" in the accompanying consolidated statements of operations. Also for 2016, 2015, and 2014, DSI received dividends from Diana Containerships amounting to $96, $193 and $763, respectively.

b)
Diana Wilhelmsen Management Limited ("DWM"): DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. As at December 31, 2016, DWM provided management services to seven vessels of the Company's fleet (Note 4(d)). The DWM office is located in Limassol, Cyprus. As at December 31, 2016 and 2015, the investment in DWM amounted to $199 and $111, respectively, and is included in "Equity method investments" in the accompanying consolidated balance sheets. For 2016 and 2015, the investment in DWM resulted in gain of $88 and loss of $156, respectively, included in "Gain/(loss) from equity method investments" in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

4.	Transactions with Related Parties

(a)          Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses for 2016, 2015 and 2014 amounted to $2,320, $2,685, and $2,765, respectively, and are mainly included in "Vessels", "Advances for vessels under construction and acquisitions and other vessel costs", "Vessel operating expenses" and "General and administrative expenses" in the accompanying consolidated financial statements.  At December 31, 2016 and 2015, an amount of $23 and $62, respectively, was payable to Altair and is included in "Due to related parties" in the accompanying consolidated balance sheets.

(b)          Diana Containerships Inc.: On May 20, 2013, DSI's Independent Committee of the Board of Directors and the Board of Directors approved to provide to a wholly owned subsidiary of Diana Containerships, a five year unsecured loan of $50,000, or "the loan", drawn on August 20, 2013, for general corporate purposes and working capital. The loan, until the amendments discussed below, bore interest at LIBOR plus a margin of 5% and a back-end fee equal to 1.25% per annum on the outstanding amount of the loan payable by the borrower on the repayment date of the loan. On July 30, 2015, DSI's Independent Committee of the Board of Directors and the Board of Directors approved an amendment to the loan, pursuant to which as of September 9, 2015, the date of the amendment, the loan matures on March 15, 2022; bears interest at LIBOR plus a margin of 3% per annum; the back-end fee became payable on the date of the amendment and was replaced by a fixed fee of $200 payable on the maturity date. In addition, the borrower agreed to repay the principal amount of the loan on the last day of each interest period in amounts totalling $5,000 per annum, but not to exceed $32,500 in the aggregate. On August 24, 2016, DSI's Independent Committee of the Board of Directors and the Board of Directors approved another amendment to the loan, pursuant to which the repayment of all outstanding principal amounts are deferred until the later of (i) the repayment or prepayment in full by Diana Containerships of a deferred amount under its loan agreement with The Royal Bank of Scotland plc, whose repayment is scheduled to commence on March 15, 2019 and be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changes the borrower under the Loan to another wholly-owned subsidiary of Diana Containerships and provides for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

As at December 31, 2016, there was an amount of $102 due from Diana Containerships separately presented in "Due from related parties, current" and $45,417 due from Diana Containerships, separately presented in "Due from related parties, non-current", in the related accompanying consolidated balance sheet. As at December 31, 2015, similarly, there was an amount of $5,103 and $43,750 due from Diana Containerships current and non-current, respectively.

For 2016, 2015, and 2014, income from interest and fees amounted to $1,692, $2,745, and $3,246, respectively, and is included in "Interest and other income" in the accompanying consolidated statements of operations.

(c)          Diana Enterprises Inc. ("Diana Enterprises"): Diana Enterprises is a company controlled by the Company's CEO and Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee amended annually on each anniversary of the agreement. For 2016, 2015, and 2014, brokerage fees amounted to $1,680, $1,302, and $1,250, respectively, and are included in "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2016 and 2015, there was no amount due to Diana Enterprises included in the accompanying consolidated balance sheets.

(d)        Diana Wilhelmsen Management Limited ("DWM"): As of December 31, 2016, DWM provided management services to seven vessels of the Company's fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for 2016 and 2015, amounted to $1,464 and $405, respectively, and are separately presented as "Management fees to related party" in the accompanying consolidated statements of operations, whereas commercial fees amounted to $124 and $43, respectively, and are included in "Voyage expenses". As at December 31, 2016 and 2015 there was an amount of $2 and $2, respectively, due to DWM, included in "Due to related parties" in the related accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(e)          Vessel Acquisitions: On February 4, 2016, the Company, through three separate wholly-owned subsidiaries, entered into three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39,265. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Two of the vessels were delivered in March 2016 and the third was delivered in May 2016 (Note 6).

5.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

In May 2013, Aster Shipping Company Inc. and Aerik Shipping Company Inc., each entered into a shipbuilding contract with unrelated third parties for the construction of a Newcastlemax dry bulk carrier for the aggregate price of $97,400. In December 2016, the contract price was reduced by $2,000 on aggregate, pursuant to an amendment of the shipbuilding contacts. The vessels were delivered on January 4, 2017 (Note 15(b)).

In January 2014, Houk Shipping Company Inc. (or Houk), entered into a shipbuilding contract with unrelated third parties for the construction of a Kamsarmax dry bulk carrier for a contract price of $28,825. On October 31, 2016, Houk provided a notice of cancellation of the shipbuilding contract pursuant to its right under the contract to cancel the contract due to a delay in delivery and to claim a refund of the pre-delivery installments and interest, amounting to $9,413, which we received in December 2016.

As at December 31, 2016, the remaining contractual obligations amounted to $52,440 (Notes 9 and 15(b)).

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs capitalized in accordance with the Company's related accounting policy (Note 2(i)). The movement of the account during 2016 and 2015 was as follows:

	2016	2015
Beginning balance	$44,514	$29,500
- Advances for vessels under construction and other vessel costs	11,484	25,080
- Advances for vessel acquisitions and other vessel costs	-	40,105
- Reduction due to cancelation of shipbuilding contract	(9,135)	-
- Transferred to vessel cost (Note 6)	-	(50,171)
Ending balance	$46,863	$44,514

6.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2014	$1,807,654	$(434,521)	$1,373,133

- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 5)	50,171	-	50,171
- Acquisitions, improvements and other vessel costs	90,167	-	90,167
- Depreciation for the year	-	(72,668)	(72,668)
Balance, December 31, 2015	$1,947,992	$(507,189)	$1,440,803

- Acquisitions, improvements and other vessel costs	39,427	-	39,427
- Depreciation for the year	-	(76,318)	(76,318)
Balance, December 31, 2016	$1,987,419	$(583,507)	$1,403,912

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

In December 2014, Lelu Shipping Company Inc., acquired from an unrelated third party the Santa Barbara, for a purchase price of $50,000. The vessel was delivered in January 2015.

On April 20, 2015, Ujae Shipping Company Inc., acquired from an unrelated third party the New Orleans, for a purchase price of $43,000. The vessel was delivered on November 10, 2015.

On April 27, 2015, Rairok Shipping Company Inc. acquired from an unrelated third party the Medusa, for a purchase price of $18,050. The vessel was delivered in June 2015.

On November 2, 2015, Toku Shipping Company Inc. acquired from an unrelated third party the Seattle, for a purchase price of $28,500. The vessel was delivered in November 2015.

On February 4, 2016, the Company entered into three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39,265. Two of the vessels were delivered in March 2016 and the third was delivered in May 2016 (Note 4(e)).

7.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2014	$26,154	$(2,267)	$23,887

- Additions in property and equipment	211	-	211
- Depreciation for the year	-	(609)	(609)
Balance, December 31, 2015	$26,365	$(2,876)	$23,489

- Additions in property and equipment	217	-	217
- Depreciation for the year	-	(592)	(592)
Balance, December 31, 2016	$26,582	$(3,468)	$23,114

8.          Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2016	2015
8.5% Senior Unsecured Notes	63,250	63,250
Secured Term Loans	539,467	542,691
Total debt outstanding	$602,717	$605,941
Less related deferred financing costs	(4,536)	(5,870)
Total debt, net of deferred financing costs	$598,181	$600,071
Less: Current portion of long term debt, net of deferred financing costs current	(65,072)	(40,984)
Long-term debt, net of current portion and deferred financing costs, non-current	$533,109	$559,087

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
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

Revolving credit facility: On July 24, 2015, the Company voluntarily prepaid in full an outstanding balance, amounting to $195,000, under its revolving credit facility dated February 18, 2005 and amended on May 24, 2006, and the related agreement was then terminated. The credit facility bore interest at LIBOR plus a margin ranging from 0.75% to 0.85%. The weighted average interest rate of the facility as of December 31, 2015 was 0.90%.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 3%. For 2016 and 2015, the weighted average interest rates of the secured term loans were 2.79% and 2.47%, respectively. Their maturities range from January 2019 to March 2032.

During 2015 and 2016, the Company entered into the following agreements:

On March 17, 2015, the Company, through eight separate wholly-owned subsidiaries, entered into a loan agreement with Nordea Bank AB, London Branch for a secured term loan facility of up to $110,000, to refinance the existing indebtedness with the bank and for general corporate and working capital purposes. On March 19, 2015, the Company drew down $93,080 and repaid the then existing indebtedness with the bank amounting to $38,345. The loan is repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

On March 10, 2015, the Company repaid in full the then outstanding indebtedness with Deutsche Bank for the vessel New York amounting to $28,600. In addition on March 20, 2015 the Company prepaid the then outstanding indebtedness with Deutsche Bank for the vessels Myrto and Maia amounting to $15,750 and the agreement was terminated.

On March 26, 2015, the Company, through three wholly-owned subsidiaries, entered into a loan agreement with ABN AMRO Bank N.V. for a secured term loan facility of up to $53,000, to refinance part of the acquisition cost of the vessels New York, Myrto and Maia. On March 30, 2015, the Company drew down the amount of $50,160 under the loan facility, which is repayable in 24 equal consecutive quarterly installments of about $994 each and a balloon of $26,310 payable together with the last installment on March 30, 2021. The loan bears interest at LIBOR plus a margin of 2.0%.

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

On July 22, 2015, the Company entered into a term loan agreement with BNP Paribas for a loan of $165,000 drawn on July 24, 2015. The loan is repayable in 20 consecutive quarterly installments, the first eight installments in an amount of $2,500 each, followed by four installments in an amount of $5,000 each; eight installments in an amount of $7,000 each; and a balloon installment of $69,000 payable together with the last installment on July 24, 2020.The loan bears interest at LIBOR plus a margin of 2.35% per annum for the first two years; 2.3% per annum for the third year and 2.25% per annum until the final maturity of the loan.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On September 30, 2015, the Company, through two wholly-owned subsidiaries, entered into a term loan agreement with ING Bank N.V. for a loan of up to $39,683, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of $27,950 was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $466 each and a balloon installment of about $14,907 payable together with the last installment on November 19, 2022. Advance B of $11,733 was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $293 each and a balloon installment of about $3,520 payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

On January 7, 2016, the Company, through the three wholly-owned subsidiaries, entered into a secured loan agreement with the Export-Import Bank of China for a loan of up to $75,735 in order to finance part of the construction cost of the vessels (Note 5). The loan is available for drawdown in tranches. Each tranche is repayable in 60 equal quarterly instalments, as follows: tranche A and B in the amount of $487 each and tranche C in the amount of about $288, all tranches latest by March 12, 2032. The loan bears interest at LIBOR plus a margin of 2.3%. In October 2016, the Company cancelled its shipbuilding contract for Hull DY6006 (Note 5) and as such the related tranche C was also cancelled as of October 31, 2016 (Note 15(b)).

On March 29, 2016, the Company, through two wholly-owned subsidiaries, entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25,755, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene. The loan is payable in eight consecutive quarterly installments of $855 each and a balloon installment of $18,915 payable together with the last installment by June 30, 2019. The first repayment installment shall be repaid on September 30, 2017. The loan bears interest at LIBOR plus a margin of 3%.

On May 10, 2016, the Company, through one wholly-owned subsidiary, entered into a term loan agreement with DNB Bank ASA and the Export-Import Bank of China for a loan of $13,510, drawn on the same date, being the purchase price of the Maera. The loan is payable in seven equal consecutive quarterly installments of about $20 each, four equal consecutive quarterly installments of about $283 and a balloon of about $12,242 payable together with the last installment on January 4, 2019. The loan bears interest at LIBOR plus a margin of 3% per annum.

Under the secured term loans outstanding as of December 31, 2016, 45 vessels of the Company's fleet are mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

On November 30, 2016, the Company received a letter from BNP Paribas advising that the Company was not in compliance with the loan to value covenant contained in the $165.0 million loan agreement, creating a shortfall of $39,600. Similarly, as at December 31, 2016, the Company was not in compliance with the same minimum security cover requirement. The shortfall was estimated by the Company to be $25,650 and an amount of $19,731, representing the amount which would have to be paid to the bank, was reclassified from non-current debt to the "Current portion of long-term debt, net of deferred financing costs, current" in the 2016 accompanying consolidated balance sheet. In addition, the Company received a waiver from the Commonwealth Bank, valid until December 31, 2016, for the non-compliance with the minimum required security cover, which was amended to a lower level than the one stated in the loan agreement. On January 13, 2017, the bank extended its consent for the use of the lower minimum required security cover until June 30, 2017.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As at December 31, 2016, the Company's fleet, except for Seattle, having an aggregate carrying value of $1,376,525 has been provided as collateral to secure the debt facilities.

As at December 31, 2016 and 2015, the maximum amount required by the banks as compensating cash balance amounted to $23,000 and $21,500, respectively and is separately presented in the accompanying consolidated balance sheets.

The maturities of the Company's debt facilities described above, as at December 31, 2016, and throughout their term, are shown in the table below. The table has been adjusted to reflect the shortfall created in the loan agreement of BNP Paribas with regards to the minimum security cover requirement, as mentioned above. The table does not include the right of lenders of a secured term loan to demand prepayment in 2018 of the then outstanding balance of the loan, subject however to a written notification by the lender(s) to the borrower(s) by May 2017:

Period	Principal Repayment
January 1, 2017 to December 31, 2017	$66,470
January 1, 2018 to December 31, 2018	58,737
January 1, 2019 to December 31, 2019	116,599
January 1, 2020 to December 31, 2020	163,581
January 1, 2021 to December 31, 2021	128,678
January 1, 2022 and thereafter	68,652
Total	$602,717

9.	Commitments and Contingencies

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

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. During 2016, the Company was notified by one of its P&I Clubs of supplemental calls with respect to the 2015 policy year which however were immaterial and were expensed in the 2016 consolidated statement of operations.

b)
In December 2016, the Company, through one of its wholly-owned subsidiaries, upon signing a settlement agreement with former charterers, received an amount of $5,500 as partial payment pursuant to an arbitration award. The partial payment of the arbitration award is without prejudice, and the Company intends to seek the recovery of the balance of the award.

c)
The Company had shipbuilding contracts for the construction of two Newcastlemax dry bulk carriers (Note 5 and 15). As at December 31, 2016, the total obligations under these contracts amounted to $52,440.

d)
As at December 31, 2016, the minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2016 and until their expiration were as follows:

Period	Amount
Year 1	$36,048
Year 2	3,660
Total	$39,708

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

10.	Capital Stock and Changes in Capital Accounts

(a)          Preferred stock: As at December 31, 2016 and 2015, the Company's authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares; and 5,000,000 are designated as Series B Preferred Shares.

On February 24, 2014, the Company completed a public offering of 2,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.0 per share. The net proceeds from the offering (after the underwriting discount and other offering expenses payable by the Company) were $62,698 and the excess of the par value is included in "Additional paid-in capital".

Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation. As at December 31, 2016 and 2015, the Company had 2,600,000 of Series B Preferred Shares issued and outstanding and none issued and outstanding of Series A Preferred Shares.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2016, 2015, and 2014, dividends on Series B preferred shares amounted to $5,769, $5,769, and $5,080, respectively. At any time on or after February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

(b)          Common Stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(c)          Incentive plan: In November 2014, the Company's board of directors approved to adopt the 2014 Equity Incentive Plan, for 5,000,000 shares, of which as at December 31, 2016 4,234,759 remained reserved for issuance.

Restricted stock during 2016, 2015 and 2014 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2013	1,358,373	$10.25
Granted	1,864,000	9.38
Vested	(730,539)	11.25
Outstanding at December 31, 2014	2,491,834	$9.30
Granted	1,100,000	6.91
Vested	(827,522)	9.57
Outstanding at December 31, 2015	2,764,312	$8.27
Granted	2,150,000	2.26
Vested	(971,646)	8.67
Outstanding at December 31, 2016	3,942,666	$4.89

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For 2016, 2015, and 2014, an amount of $8,313, $8,279, and $7,744, respectively, was recognized in "General and administrative expenses" presented in the accompanying consolidated statements of operations.

At December 31, 2016 and 2015, the total unrecognized cost relating to restricted share awards was $13,567 and $17,021, respectively. At December 31, 2016, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.28 years.

(d)          Share Repurchase Agreement: On May 22, 2014, the Company's Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company's common stock. During 2014, the Company repurchased and retired 2,845,549 shares at an aggregate cost of approximately $25,349; during 2015, the Company repurchased and retired 413,804 shares at an aggregate cost of approximately $2,673 and none during 2016.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2016	2015	2014
Interest expense	$19,523	$13,922	$7,815
Amortization of financing costs	1,503	1,364	519
Commitment fees and other costs	923	269	93
Total	$21,949	$15,555	$8,427

Total interest incurred on long-term debt for 2016, 2015 and 2014 amounted to $21,009, $14,622, and $8,221, respectively, of which $1,486, $700, and $406, respectively, were capitalized and included in "Advances for vessels under construction and acquisitions and other vessel costs".

12.	Loss per Share

All common shares issued (including the restricted shares issued under the Company's Incentive Plans) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method. For 2016, 2015 and 2014 and on the basis that the Company incurred losses, the effect of incremental shares would be anti-dilutive and therefore basic and diluted loss per share was the same.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2016	2015	2014

Net loss	$(164,237)	$(64,713)	$(10,268)
Less dividends on series B preferred shares	$(5,769)	$(5,769)	$(5,080)
Net loss attributed to common stockholders	(170,006)	(70,482)	(15,348)

Weighted average number of common shares, basic and diluted	80,441,517	79,518,009	81,292,290

Loss per share, basic and diluted	$(2.11)	$(0.89)	$(0.19)

13.	Income Taxes

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
December 31, 2016
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2016, 2015 and 2014 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2016, 2015 and 2014, the Company would be subject to U.S. federal income tax of approximately $80, $166 and $246, respectively, in the absence of an exemption under Section 883.

14.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of long-term loan receivable from Diana Containerships also approximates its recorded value, due to its variable interest rate. The fair value of the Senior Unsecured Notes (Note 8) having a fixed interest rate amounted to $52,169 as of December 31, 2016, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument on that date as stated under the ticker Symbol "DSXN" on the NYSE.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009 the Company entered into a five-year zero cost collar agreement (novated in March 2012), with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement, which matured on May 27, 2014, was used as an economic hedge agreement and did not meet the criteria for hedge accounting; therefore, the changes in its fair value were recognized in earnings. During 2014, the Company incurred gain of $68, separately presented as "Gain from derivative instruments" in the related accompanying consolidated statement of operations. Currently the company does not have any derivative instruments to manage such fluctuations.

15.	Subsequent Events

(a)          Series B Preferred Stock Dividends: On January 15, 2017, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2017.

(b)          Delivery of vessels and Loan Drawdown: On January 4, 2017 the Company took delivery of Hulls H2548, named San Francisco, and H2549, named Newport News, (Note 5) and drew down $28,620 for each vessel under its loan agreement with the Export-Import Bank of China (Note 8).  On February 6, 2017, the Company signed with the bank a Deed of Release, pursuant to which, the owner of Hull DY6006 is released from all of its obligations under the loan agreement as a borrower as a result of the cancellation of its shipbuilding contract with the yards (Note 5).

(c)          Annual Incentive Bonus: On February 10, 2017 the Company's Board of Directors approved to grand 1,310,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2014 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was about $5,175 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.