Form 20-F
period 2017-12-31
DIANA SHIPPING INC.
filed 2018-03-16
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2017

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

As of December 31, 2017, there were 106,131,017 shares of the registrant's common stock outstanding
Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐Yes         ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐Yes         ☒ No
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
☒Yes        ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3. Key Information—D. Risk Factors," important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or labor disruptions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements.

PART I
Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$161,897	$114,259	$157,712	$175,576	$164,005
Impairment loss	442,274	-	-	-	-
Operating loss	(483,987)	(88,321)	(47,177)	(18,204)	(8,653)
Net loss	(511,714)	(164,237)	(64,713)	(10,268)	(21,205)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)	(5,080)	-
Loss attributed to common stockholders	(517,483)	(170,006)	(70,482)	(15,348)	(21,205)
Loss per common share, basic and diluted	(5.41)	(2.11)	(0.89)	(0.19)	(0.26)
Weighted average number of common shares, basic and diluted	95,731,093	80,441,517	79,518,009	81,292,290	81,328,390
Balance Sheet Data:
Total assets	$1,246,722	$1,668,663	$1,836,965	$1,787,122	$1,701,981
Total current liabilities	80,441	78,225	58,889	98,092	62,297
Capital stock	1,071,587	986,044	977,731	972,125	927,032
Long-term debt (including current portion), net of deferred financing costs	601,384	598,181	600,071	484,256	431,557
Total stockholders' equity	624,758	1,056,589	1,218,366	1,282,226	1,253,392

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Cash Flow Data:
Net cash provided by/(used in) operating activities	$23,413	$(20,998)	$23,945	$44,910	$67,400
Net cash used in investing activities	(152,333)	(41,619)	(155,637)	(152,513)	(245,156)
Net cash provided by/(used in) financing activities*	73,587	(9,459)	106,009	85,871	(28,235)

* Comparative amounts have been reclassified due to current presentation of restricted cash following the early adoption of ASU No. 2016-18 – Statement of Cash Flows – Restricted Cash.

Fleet Data:
Average number of vessels (1)	49.6	45.2	40.8	37.9	33.0
Number of vessels at year-end	50.0	46.0	43.0	39.0	36.0
Weighted average age of vessels at year-end (in years)	8.4	8.2	7.4	7.1	6.6
Ownership days (2)	18,119	16,542	14,900	13,822	12,049
Available days (3)	17,890	16,447	14,600	13,650	12,029
Operating days (4)	17,566	16,354	14,492	13,564	11,944
Fleet utilization (5)	98.2%	99.4%	99.3%	99.4%	99.3%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$8,568	$6,106	$9,739	$12,081	$12,959
Daily vessel operating expenses (7)	4,987	5,196	5,924	6,289	6,408

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

Time charter revenues	$161,897	$114,259	$157,712	$175,576	$164,005
Less: voyage expenses	(8,617)	(13,826)	(15,528)	(10,665)	(8,119)

Time charter equivalent revenues	$153,280	$100,433	$142,184	$164,911	$155,886

Available days	17,890	16,447	14,600	13,650	12,029
Time charter equivalent (TCE) rate	$8,568	$6,106	$9,739	$12,081	$12,959

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have declined significantly from historically high levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, more than half of our vessels are scheduled to come off of their current charters in 2018, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of dry bulk vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

We anticipate that the future demand for our dry bulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The dry bulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. While the BDI showed improvement in 2017, ranging from a low of 685 in February to a high of 1,743 in December, it remains at low levels compared to historical highs and there can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

If economic conditions throughout the world decline, in particular in the EU, in China and the rest of the Asia-Pacific region, it could negatively affect our earnings, financial condition and cash flows and may further adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including continuing economic weakness in the European Union, or the EU. Deterioration in the global economy has caused, and could in the future cause, a decrease in worldwide demand for certain goods and, thus, shipping. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

The EU and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, Spain, Portugal, and Italy, and their ability to meet future financial obligations and the overall stability of the euro. Partly as a result, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to be approximately 6.8% for the year ended December 31, 2017, which is 0.1% higher than the growth rate for the year ended December 31, 2016, China's slowest growth rate in 25 years. Our earnings and ability to grow our fleet would likely be impeded by an economic downturn in China or other countries in the Asia Pacific region.

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

In addition, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The current U.S. president was elected on a platform promoting trade protectionism and his election has created uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Additionally, in March 2018, the U.S. President announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and earnings.

A decline in the state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or refinance our existing loan and credit facilities on acceptable terms which may hinder or prevent us from expanding our business.

Recent volatility in global financial markets and economic conditions has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been, and may continue to be negatively affected by a decline in lending. Furthermore, a decline in global financial markets may adversely impact our ability to issue additional equity at prices that are not dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing loan and credit facilities, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years.  Although dry bulk newbuilding deliveries have tapered off since 2014, newbuildings continued to be delivered in significant numbers through the end of 2017. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, more than half of our vessels are scheduled to come off of their current charters in 2018, based on their earliest redelivery date, for which we may be seeking new employment.

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

Continuing conflicts and recent developments in the Middle East, Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Any of these occurrences could have a material adverse impact on our operating results.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

An increase in the price of fuel, or bunkers, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard, or USCG and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) , the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.

In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, approvals and financial assurances with respect to our operations. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including for cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures may result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Furthermore, the operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings, and ability to pay dividends, if any, in the future, and interest on our Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to countrywide U.S. sanctions, including Iran, North Korea and Syria. Since July 11, 2011, none of our vessels have called on ports in North Korea or Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect.  Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action, or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or Implementation Day, the United States joined the European Union and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.  On October 13, 2017, the U.S. President announced that he would not certify Iran's compliance with the JCPOA.  This did not withdraw the United States from the JCPOA or reinstate any sanctions.  However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Obama administration, the European Union and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

Company Specific Risk Factors

The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.

The market values of our vessels, which are related to prevailing freight charter rates, have declined significantly in recent years. While the market values of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply of and demand for vessels;

•	applicable governmental or other regulations;

•	technological advances; and

•	the cost of newbuildings.

The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in our current and future loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. On November 30, 2016, we received a letter from the agent under one of our loan facilities, advising us that we were not in compliance with the loan to value covenant contained in the facility. Additionally, in January 2017, we received a letter from another bank, which offered us a lower loan to value rate until June 30, 2017. As at December 31, 2017, we were in compliance with all of the covenants in our loan facilities. If we are not able to comply with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels.

Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. For example, in 2017, we recorded $422.5 million of impairment charges for 20 vessels in our fleet, as our impairment test exercise indicated that their carrying values were not recoverable.

We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

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

Our involvement with Diana Containerships Inc. may expose us to risks which may adversely affect our financial condition.

As at December 31, 2017, we had a $82.6 million outstanding balance of a loan facility plus an unrecorded $5 million interest bearing discount premium and owned 100 shares of Series C Preferred Stock of Diana Containerships Inc. (NASDAQ:DCIX), or Diana Containerships, which operates in the containership market. Through our involvement with Diana Containerships, we may be exposed to risks which may require us to recognize losses and/or write off part or the entire amount due from Diana Containerships under our loan facility.

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

The effects of the recent Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

As a result of the recent economic slump in Greece and the capital controls imposed by the Greek government in June 2015, Diana Shipping Services S.A., our manager which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Although the Greek economy showed signs of improvement in 2017, conditions may worsen in the future, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.

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

We may have difficulty effectively managing any further growth, which may adversely affect our earnings.

Since the completion of our initial public offering in March 2005, we have increased our fleet to 50 vessels in operation, as of the date of this annual report. The significant increase in the size of our fleet has imposed significant additional responsibilities on our management and staff. We may grow our fleet further in the future and this may require us to increase the number of our personnel. We may also have to increase our customer base to provide continued employment for the new vessels.

Any future growth will primarily depend on our ability to:

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

We cannot assure you that we will be able to borrow amounts under our loan facilities and restrictive covenants in our loan facilities impose financial and other restrictions on us.

Since February 2005 we have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2017, we had $604.8 million outstanding under our facilities and our Notes. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

We cannot assure you that we will be able to refinance our indebtedness with equity offerings or otherwise, on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings or otherwise, on terms acceptable to us or at all, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness than if we were able to refinance such amounts. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our loan facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our loan facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced operating days, which may adversely affect our earnings.

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

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs not covered by our insurance, would decrease our earnings and available cash. For example, in July 2017, one of our vessels, the m/v Melite, which was subsequently sold in October 2017, suffered damage due to a grounding incident at Pulau Laut, Indonesia, which resulted in a $19.8 million non-cash impairment loss. We may not have insurance that is sufficient to cover all or any of the costs or losses for damages to our vessels and may have to pay drydocking costs not covered by our insurance.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 50 vessels in operation, having a combined carrying capacity of 5.8 million dead weight tons, or dwt, and a weighted average age of 8.6 years as of the date of this report. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2017, 2016, and 2015, approximately 43%, 54% and 66%, respectively, of our revenues were derived from three, four and four charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we further expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet further, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees if we expand our fleet. If we or our crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees should we determine to expand our fleet, our financial performance may be adversely affected, among other things.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2017 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2017 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See "Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Item 10. Additional Information—E. Taxation–United States Taxation of U.S. Holders–PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC

Risks Relating to Our Common Stock

Our board of directors has suspended the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.

In order to position us to take advantage of market opportunities in a then-deteriorating market, our board of directors, beginning with the fourth quarter of 2008, suspended our common stock dividend. Our dividend policy will be assessed by our board of directors from time to time. We believe that this suspension has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that have arisen, and may continue to arise in the marketplace, such as funding our operations, acquiring vessels and servicing our debt.

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

The market price of our common stock has fluctuated widely and may fluctuate widely in the future, and there is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

The market price of our common stock is volatile and has fluctuated widely since our common stock began trading on the NYSE, and may continue to fluctuate due to factors such as:

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

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common stock you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common stock at all.

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

As of the date of this annual report, Mr. Simeon Palios, our Chief Executive Officer and Chairman of the Board, beneficially owns 24,914,107 shares, or approximately 23.1% of our outstanding common stock, which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2017, 106,131,017 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

The amount of cash we have available for dividends on our Series B Preferred Shares will not depend solely on our profitability. The actual amount of cash we have available to pay dividends on our Series B Preferred Shares depends on many factors, including the following:
●	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
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

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

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

We may redeem the Notes, at our option, in whole or in part.

Effective May 15, 2017, we may redeem the Notes, at our option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to the date of redemption. In the event we choose to redeem the Notes, the holders of our Notes may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on our Notes. Our redemption right also may adversely impact the holders' ability to sell our Notes as the optional redemption date or period approaches.

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

In January 2015, we took delivery of m/v Santa Barbara, a new-building Capesize dry bulk vessel, which we acquired from an unrelated third party for $50.0 million.

In March 2015, we prepaid the outstanding indebtedness under a loan agreement with Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschäft, or Deutsche Bank, for Myrto and Maia, of $15.8 million.

In March 2015, we entered into a term loan facility of up to $110.0 million with Nordea Bank AB, London Branch, or Nordea, to refinance the existing agreements we had with the bank for working capital and general corporate purposes. We completed the drawdown of $93.1 million on March 19, 2015 and we fully repaid all outstanding indebtedness with the bank at that date.

In March 2015, we entered into a loan agreement with ABN AMRO Bank N.V. for up to $53.0 million to refinance part of the acquisition cost of the vessels New York, Myrto and Maia. On March 30, 2015, we drew down the amount of $50.16 million under the loan facility.

In April 2015, we acquired from unrelated third parties a new-building Capesize dry bulk vessel, named New Orleans, for $43.0 million and a Kamsarmax dry bulk vessel, renamed to Medusa, for $18.05 million. The vessels were delivered in November 2015 and June 2015, respectively. During the same month, we also entered into a loan agreement with Danish Ship Finance A/S for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara.

In May 2015, our wholly owned subsidiary Diana Ship Management Inc. and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, established Diana Wilhelmsen Management Limited, or DWM, a 50/50 joint venture, with the purpose of providing management services to a number of vessels in our fleet. The DWM office is located in Limassol, Cyprus and currently it provides services to ten of our vessels.

In May 2015, we offered $63.3 million aggregate principal amount of 8.5% Senior Notes due 2020 (the "Notes"), including an overallotment, at the price of $25.0 per Note. As part of the offering, the underwriters sold $12.8 million aggregate principal amount of the Notes to, or to entities affiliated with, the Company's chief executive officer, Mr. Simeon Palios, and other executive officers and certain directors of the Company at the public offering price. As of May 29, 2015, the Notes are trading on the NYSE under the ticker symbol "DSXN". The Notes bear interest from May 28, 2015 at a rate of 8.5% per year and will mature on May 15, 2020. Interest is payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2015. Effective May 15, 2017, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes include financial and other covenants, including maximum net borrowings and minimum tangible net worth.

In July 2015, we entered into a loan agreement with BNP Paribas for a loan of $165.0 million, drawn on July 24, 2015 to refinance the revolving credit facility with the Royal Bank of Scotland. In this respect, the revolving credit facility, having an outstanding balance of $195.0 million, was voluntarily prepaid in full and the related agreement was terminated.

In September 2015, we entered into a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, drawn in two tranches to finance part of the acquisition cost of the Medusa and the New Orleans, delivered in June and November 2015, respectively.

In September 2015, we also amended our $50.0 million loan agreement with Diana Containerships, dated May 20, 2013, pursuant to which the loan matured on March 15, 2022; bore interest at LIBOR plus a margin of 3% per annum; the accrued back-end fee was paid and replaced by a fee of $200,000 payable by the borrower on the maturity date. In addition, the borrowers agreed to repay the principal amount of the loan on the last day of each interest period in amounts of $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The loan was subordinated to Diana Containerships' loan with the Royal Bank of Scotland.

In November 2015, we acquired a Capesize dry bulk vessel, named Seattle, for $28.5 million, which was delivered in November 2015.

In January 2016, we entered into a loan agreement with the China Export Import Bank, or CEXIM Bank for a loan of up to $75.7 million to finance part of the construction cost of San Francisco, Newport News and Hull DY6006. On January 4, 2017, we drew down $57.24 million. On February 6, 2017, we signed a Deed of Release with the bank, pursuant to which, the owner of Hull DY6006 was released from all of its obligations under the loan agreement as a borrower as a result of the cancellation of its shipbuilding contract with the yards.

In February 2016, we acquired from a related party three Panamax vessels for an aggregate price of $39.3 million. Two of the vessels, the Selina and the Ismene, were delivered in March 2016 and the third vessel, the Maera, was delivered in May 2016. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company.

In March 2016, we entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.755 million, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene.

On May 10, 2016, we entered into a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, to finance the acquisition cost of the Maera.

In September 2016, we entered into an amendment to the loan agreement with Diana Containerships, pursuant to which the repayment of all outstanding principal amounts was deferred until the later of (i) the repayment or prepayment in full by Diana Containerships of a deferred amount under its loan agreement with The Royal Bank of Scotland plc, whose repayment was scheduled to commence on March 15, 2019 and to be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changed the borrower under the loan to another wholly-owned subsidiary of Diana Containerships and provided for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

In October 2016, we provided a notice of cancellation of the shipbuilding contract, dated January 2014 for the construction of Hull DY6006 for a contract price of $28.8 million, pursuant to our right under the contract to cancel the contract due to a delay in delivery of 150 days after the original delivery date and to claim a refund of the pre-delivery installment payments together with interest at a rate of 5% per annum, amounting to $9.4 million, which was received in December 2016.

In December 2016, one of our wholly-owned subsidiaries, upon signing a settlement agreement with a former charterer, received an amount of $5.5 million as partial payment pursuant to an arbitration award. The partial payment of the arbitration award is without prejudice, and we intend to seek the recovery of the balance of the award.

In January 2017, we took delivery of two Newcastlemax dry bulk vessels, Hull H2548, named San Francisco, and Hull H2549, named Newport News, which were under construction at China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for a contract price of $47.7 million each.

In April 2017, we issued a total 20,125,000 common shares, at a price of $4.00 per share, in a public offering.  As part of the offering, entities affiliated with Simeon Palios, our Chief Executive Officer and Chairman, executive officers and certain directors, purchased an aggregate of 5,500,000 common shares at the public offering price. The net proceeds from the offering after deducting underwriting discounts and other offering expenses were approximately $77.3 million. Substantially all of the net proceeds of the offering were used to fund the acquisition costs of the three dry bulk vessels delivered to us in May 2017 described below.

In April 2017, we acquired from unaffiliated third party sellers two 2013-built Post-Panamax vessels, the Electra and the Phaidra, for a purchase price of $22.25 million per vessel and a 2013-built Kamsarmax dry bulk carrier, the Astarte, for a purchase price of $22.75 million. All three vessels were delivered in May 2017.

In May 2017, we acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Diana Containerships, in exchange for a reduction of $3.0 million in the principal amount of our loan to Diana Containerships dated May 20, 2013, as amended. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Diana Containerships, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Diana Containerships. The acquisition of shares of Series C Preferred Stock was approved by an Independent Committee of our Board of Directors.

In June 2017, we refinanced our unsecured loan facility with Diana Containerships with a new secured loan facility of $82.6 million, which includes the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million payable at maturity, plus an additional loan amount to Diana Containerships of $40.0 million. The loan also has an additional $5.0 million interest-bearing amount, which is classified as discount premium. The loan matures on December 31, 2018, and bears interest at the rate of 6% per annum for the first twelve (12) months of the loan, scaled to 9% for the next three (3) months, and further scaled to 12% for the remaining three (3) months of the loan. The loan facility includes financial and other covenants.  Additionally, Diana Containerships is required to prepay the loan with any proceeds received from equity offerings, loan refinancings and vessel sales, according to the terms of the loan agreement. As of the date of this annual report, the amount due from Diana Containerships under our loan agreement was $74.2 million, following a prepayment of $8.4 million in March 2018. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

In July 2017, the Melite run aground at Pulau Laut, Indonesia, following which, the vessel was considered a constructive total loss. In October 2017, the vessel was sold to an unrelated third party for demolition, on an "as is where is" basis, for approximately $2.5 million, before commissions. As a result of this sale, the outstanding balance of the loan assigned to the vessel amounting to $5.8 million was also prepaid. On November 14, 2017, the Company also received the balance of the insured value (net of the price sold and commissions), amounting to $11.5 million.

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of our loan facilities.

B.	Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels. As of December 31, 2017 and the date of this report, our operating fleet consists of 50 dry bulk carriers, of which 22 are Panamax, five are Kamsarmax, five are Post-Panamax, 14 are Capesize and four are Newcastlemax vessels, having a combined carrying capacity of approximately 5.8 million dwt.

As of December 31, 2016, our fleet consisted of 46 vessels of which 23 were Panamax, four were Kamsarmax, three were Post-Panamax, 14 were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt, and a weighted average age of 8.2 years. In addition, we had two vessels under construction which were delivered in January 2017.

As of December 31, 2015, our fleet consisted of 43 vessels of which 20 were Panamax, four were Kamsarmax, three were Post-Panamax, 14 were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 5.0 million dwt, and a weighted average age of 7.4 years. In addition, we had three vessels under construction with expected delivery in 2016.

During 2017, 2016 and 2015, we had a fleet utilization of 98.2%, 99.4% and 99.3%, respectively, our vessels achieved daily time charter equivalent rates of $8,568, $6,106 and $9,739, respectively, and we generated revenues of $161.9 million, $114.3 million and $157.7 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 14, 2018.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	22 Panamax Bulk Carriers

1	DANAE	A	$10,000	5.00%	Phaethon International Company AG	22-Dec-17	22-Jan-19 - 7-May-19
	2001 75,106
2	DIONE	A	$7,050	5.00%	Caravel Shipping Limited, Hong Kong	3-Feb-17	23-Jan-18	1
			$10,350	5.00%	Ausca Shipping Limited, Hong Kong	23-Jan-18	23-Mar-19 - 8-Jul-19
	2001 75,172
3	NIREFS	A	$9,400	5.00%	Jaldhi Overseas Pte. Ltd., Singapore	5-May-17	5-Jun-18 - 5-Sep-18
	2001 75,311
4	ALCYON	A	$8,800	5.00%	Hudson Shipping Lines Incorporated	20-Jul-17	20-Jul-18 - 20-Oct-18
	2001 75,247
5	TRITON	A	$6,500	5.00%	Ausca Shipping Limited, Hong Kong	8-Jun-17	8-Jul-18 - 23-Oct-18
	2001 75,336
6	OCEANIS	A	$7,000	5.00%	Ausca Shipping Limited, Hong Kong	30-May-17	30-Jul-18 - 14-Nov-18
	2001 75,211
7	THETIS	B	$8,350	5.00%	Ausca Shipping Limited, Hong Kong	14-Jul-17	14-Jul-18 - 14-Oct-18
	2004 73,583
8	PROTEFS	B	$7,900	5.00%	Hudson Shipping Lines Incorporated	24-Jun-17	24-Jun-18 - 9-Oct-18
	2004 73,630
9	CALIPSO	B	$9,000	5.00%	Transgrain Shipping B.V., Rotterdam	14-Mar-17	2-Mar-18	2
			$12,200	5.00%	Glencore Agriculture B.V., Rotterdam	12-Mar-18	28-May-19 - 12-Sep-19
	2005 73,691
10	CLIO	B	$8,550	5.00%	Phaethon International Company AG	9-Jul-17	9-Aug-18 - 9-Nov-18
	2005 73,691
11	NAIAS	B	$10,000	5.00%	Phaethon International Company AG	26-Nov-17	11-Feb-19 - 26-May-19
	2006 73,546
12	ARETHUSA	B	$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	20-Mar-18 - 27-Apr-18	3,4
	2007 73,593
13	ERATO	C	$10,500	5.00%	Phaethon International Company AG	30-Dec-17	2-Mar-19 - 30-May-19
	2004 74,444
14	CORONIS	C	$9,000	5.00%	Narina Maritime Ltd	16-May-17	16-Apr-18 - 16-Jul-18
	2006 74,381
15	MELIA		$9,500	5.00%	Nidera S.P.A., Roma	19-Mar-17	25-Mar-18 - 4-May-18	3,5
	2005 76,225
16	ARTEMIS		$9,000	5.00%	Ausca Shipping Limited, Hong Kong	8-Jul-17	8-Jul-18 - 8-Oct-18
	2006 76,942
17	LETO		$7,750	5.00%	Glencore Agriculture B.V., Rotterdam	29-Dec-16	10-Jan-18
			$12,500	5.00%		10-Jan-18	10-May-19 - 25-Aug-19
	2010 81,297
18	SELINA	D	$7,100	5.00%	BG Shipping Co., Limited, Hong Kong	24-Jan-17	6-Feb-18	6
			$12,250	5.00%		6-Feb-18	6-Jun-19 - 6-Sep-19
	2010 75,700
19	MAERA	D	$11,900	5.00%	Unico Logistics Co., Ltd., Seoul	19-Sep-17	19-Jun-18 - 19-Aug-18
	2013 75,403
20	ISMENE		$12,000	5.00%	DHL Project & Chartering Limited, Hong Kong	16-Sep-17	16-Sep-18 - 16-Dec-18
	2013 77,901
21	CRYSTALIA	E	$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	3-Oct-18 - 18-Jan-19
	2014 77,525
22	ATALANDI	E	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	23-Mar-18 - 26-Apr-18	3
	2014 77,529

	5 Kamsarmax Bulk Carriers
23	MAIA	F	$10,125	5.00%	Glencore Agriculture B.V., Rotterdam	27-Jul-17	27-Jul-18 - 27-Oct-18
	2009 82,193
24	MYRSINI	F	$8,650	5.00%	RWE Supply & Trading GmbH, Essen	8-Jun-17	31-Aug-18 - 31-Dec-18
	2010 82,117
25	MEDUSA	F	$10,000	4.75%	Cargill International S.A., Geneva	6-Jul-17	6-Jul-18 - 6-Oct-18
	2010 82,194
26	MYRTO	F	$8,000	4.75%	Cargill International S.A., Geneva	17-Jan-17	24-Mar-18 - 17-Apr-18	3,7
	2013 82,131
27	ASTARTE		$9,000	5.00%	Glencore Agriculture B.V., Rotterdam	12-Jun-17	12-Aug-18 - 12-Nov-18
	2013 81,513
	5 Post-Panamax Bulk Carriers
28	ALCMENE		$8,000	4.75%	Cargill International S.A., Geneva	8-Jun-17	8-Jul-18 - 23-Oct-18
	2010 93,193
29	AMPHITRITE	G	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	28-Oct-18 - 28-Jan-19
	2012 98,697
30	POLYMNIA	G	$10,100	4.75%	Cargill International S.A., Geneva	15-Mar-17	31-Mar-18 - 15-Jul-18
	2012 98,704
31	ELECTRA	H	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Jun-17	11-Jul-18 - 11-Nov-18
	2013 87,150
32	PHAIDRA	H	$7,750	5.00%	Jera Trading Singapore Pte. Ltd.	19-May-17	13-Jan-18	8
			$12,700	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Jan-18	13-Jan-19 - 13-Apr-19
	2013 87,146

	14 Capesize Bulk Carriers
33	NORFOLK		$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	1-Sep-19 - 1-Dec-19
	2002 164,218
34	ALIKI		$10,300	5.00%	SwissMarine Services S.A., Geneva	14-Feb-17	23-Mar-18 - 14-Apr-18	3
	2005 180,235
35	BALTIMORE		$11,300	4.75%	Cargill International S.A., Geneva	16-Feb-17	28-Mar-18 - 1-Jul-18	3
	2005 177,243
36	SALT LAKE CITY		$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	28-Mar-18 - 20-May-18	3
	2005 171,810
37	SIDERIS GS	I	$13,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	21-Jun-17	21-Jul-18 - 21-Nov-18
	2006 174,186
38	SEMIRIO	I	$14,150	5.00%	Koch Shipping Pte. Ltd., Singapore	21-May-17	21-May-18 - 21-Sep-18
	2007 174,261
39	BOSTON	I	$17,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	6-Dec-17	6-Apr-19 - 6-Jul-19
	2007 177,828
40	HOUSTON	I	$10,000	5.00%	SwissMarine Services S.A., Geneva	17-Feb-17	27-Mar-18 - 17-May-18	3,9
	2009 177,729
41	NEW YORK	I	$14,450	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-17	2-Feb-18	10
			$16,000	5.00%	DHL Project & Chartering Limited, Hong Kong	2-Feb-18	2-Jun-19 - 2-Sep-19
	2010 177,773
42	SEATTLE	J	$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	8-Apr-18 - 23-Jul-18
	2011 179,362
43	P. S. PALIOS	J	$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	26-Mar-18 - 11-Jun-18	3
	2013 179,134
44	G. P. ZAFIRAKIS	K	$15,000	5.00%	RWE Supply & Trading GmbH, Essen	14-Aug-17	29-Sep-18 - 14-Jan-19
	2014 179,492
45	SANTA BARBARA	K	$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	25-Mar-18 - 24-Apr-18	3
	2015 179,426
46	NEW ORLEANS		$11,250	5.00%	Koch Shipping Pte. Ltd., Singapore	10-Dec-16	22-Mar-18 - 10-Apr-18	3
	2015 180,960

	4 Newcastlemax Bulk Carriers
47	LOS ANGELES	L	BCI_2014 5TCs AVG + 14%	5.00%	SwissMarine Services S.A., Geneva	22-Jan-17	22-Mar-18 - 22-Apr-18	3
	2012 206,104
48	PHILADELPHIA	L	$15,500	5.00%	Koch Shipping Pte. Ltd., Singapore	14-Mar-17	24-Mar-18 - 29-Apr-18	3
	2012 206,040
49	SAN FRANCISCO	M	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	26-Mar-18 - 20-May-18	3
	2017 208,006
50	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
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

1 The charter rate was US$7,200 for the first ninety (90) days of the charter period.
2 Vessel on scheduled drydocking from March 4, 2018 to March 12, 2018.
3 Based on latest information.
4 Vessel off-hire for drydocking from January 23, 2018 to February 27, 2018.
5 Since September 17, 2017, Charterers have changed to COFCO Agri Freight SA.
6 The charter rate was US$4,500 for the first thirty (30) days of the charter period.
7 Vessel off-hire for drydocking from December 24, 2017 to January 12, 2018.
8 Charterers have agreed to pay the weighted average of the 4 T/C routes, as published by the Baltic Exchange on January 3, 2018 plus 12%, for the excess period commencing from January 3, 2018.
9 The charter rate was US$5,150 for the first fifteen (15) days of the charter period.
10 Charterers have agreed to pay the weighted average of the 5 T/C routes, as published by the Baltic Exchange on January 2, 2018 plus 10%, for the excess period commencing from December 29, 2017.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet's operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels' gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay DWM a commission which is a percentage of the managed vessels' gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees deriving from the agreements with DWM are included in our statement of operations as "Management fees to related party", whereas commercial fees are included in "Voyage expenses".

Since June 1, 2010, Diana Enterprises Inc., renamed to Steamship Shipbroking Enterprises Inc., or Steamship, a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides brokerage services to us. Brokerage fees are included in "General and Administrative expenses" in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2017.

Our Customers

Our customers include national, regional and international companies, such as Cargill International S.A., Glencore Grain B.V., EDF Trading Ltd, RWE Supply and Trading Gmbh, Clearlake Shipping Pte Ltd, Koch Shipping Pte Ltd and Swissmarine Services S.A. During 2017, three of our charterers accounted for 43% of our revenues: Koch (17%), Swissmarine (14%), and Cargill (12%). During 2016, four of our charterers accounted for 54% of our revenues: RWE Supply (19%), Swissmarine (15%), Cargill (10%) and Glencore (10%). During 2015, four of our charterers accounted for 66% of our revenues: EDF Trading (10%), Glencore (20%), RWE Supply (24%) and Clearlake (12%).

We charter our dry bulk carriers to customers pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2017, we paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped was 25 years in 2017, 23 years in 2016 and 25 years in 2015.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2017, the BDI ranged from a low of 685 in February to a high of 1,743 in December.

Vessel Prices

Dry bulk vessel values increased in 2017 as compared to 2016 and 2015. Consistent with these trends, the market value of our dry bulk carriers had also increased. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

•
We have a strong balance sheet and a relatively low level of indebtedness.  We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our loan facilities in connection with any future acquisitions or otherwise and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

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

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, one of our vessels made one port call to Iran in 2017.

The vessel Thetis made a call to the port of Bandar Imam Khomeini on February 25, 2017, discharging corn, and remained in the port of Bandar Imam Khomeini during 2017 for seven days. During this time the Thetis was on time charter to Transgrain Shipping B.V., Rotterdam at a gross rate of $5,150 per day.

The aggregate gross revenue attributable to these seven days that our vessel remained in the port of Bandar Imam Khomeini was $36,050. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included this port call. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the vessel referenced above or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

Environmental and Other Regulations in the Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

International Maritime Organization (IMO)
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO's Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective on March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards. Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be fully certified in accordance with the revised STCW amendments.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention, or IOPP, renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.

Once mid-ocean ballast or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United State, or WOTUS, rule, which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in European Union ports.

International Labour Organization

The International Labor Organization, or the ILO, is a specialized agency of the United Nations that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all of our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at European Union ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:

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

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2017	2016	2015
Ownership days	18,119	16,542	14,900
Available days	17,890	16,447	14,600
Operating days	17,566	16,354	14,492
Fleet utilization	98.2%	99.4%	99.3%
Time charter equivalent (TCE) rate (1)	$8,568	$6,106	$9,739

(1)  Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of TCE to GAAP measures.

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2018, we expect our revenues to increase compared to 2017, mainly due to better charter rates expected.

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

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2018, we expect our voyage expenses to increase compared to 2017, following the expected increase in revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and other operating expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet with the exception of 2016 when operating expenses decreased despite the enlargement of our fleet, as a result of our efforts to decrease costs without compromising the quality and seaworthiness of our vessels. For 2018, we expect our operating expenses to remain at the same levels as in 2017 despite an average increase expected in the ownership days, as a result of our continuous effort to keep expenses at low levels.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. The salvage value of all of our vessels is $250 per lightweight ton. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. For 2018, we expect depreciation expense to decrease by about 40% compared to 2017, as a result of the impairment recorded in 2017 for 20 vessels in our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2018, we expect our general and administrative expenses to remain at current levels.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt and since May 2015 in connection with our Notes. As at December 31, 2017 our debt amounted to $604.8 million, including our Notes issued in May 2015 at a fixed rate of 8.5%. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2018, we expect interest and finance expenses to remain at current levels, as a result of decreasing indebtedness but increased interest rates.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.  In 2017, we recorded impairment charges for 20 vessels in our fleet, as our impairment test exercise indicated that their carrying values were not recoverable.

Based on: (i) the carrying value of each of our vessels as of December 31, 2017 and 2016, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2017 and 2016, the aggregate carrying value of 22 and 43 of the vessels in our fleet as of December 31, 2017 and 2016, respectively, exceeded their aggregate charter-free market value by approximately $114 million and $728 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2017 and 2016, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 22 and 43 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors" entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our current and future loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values" and the discussion under the heading "Item 4. Information on the Company—B. Business Overview–Vessel Prices."

Vessel			Dwt	Year Built	Carrying Value (in millions of US dollars)
					2017		2016
1		Alcmene	93,193	2010	15.5		31.6	*
2		Alcyon	75,247	2001	8.3		9.1	*
3		Aliki	180,235	2005	17.1		65.5	*
4		Amphitrite	98,697	2012	19.6		21.3	*
5		Arethusa	73,593	2007	11.4		23.1	*
6		Artemis	76,942	2006	16.2	*	17.3	*
7		Astarte	81,513	2013	22.7	*
8		Atalandi	77,529	2014	20.8		28.4	*
9		Baltimore	177,243	2005	21.8	*	23.2	*
10		Boston	177,828	2007	20.4		71.8	*
11		Calipso	73,691	2005	11.6	*	12.4	*
12		Clio	73,691	2005	11.9	*	12.6	*
13		Coronis	74,381	2006	10.6		25.0	*
14		Crystalia	77,525	2014	20.5		28.0	*
15		Danae	75,106	2001	9.6	*	10.6	*
16		Dione	75,172	2001	9.5	*	10.5	*
17		Electra	87,150	2017	18.6
18		Erato	74,444	2004	9.6		22.0	*
19		G.P. Zafirakis	179,492	2014	51.4	*	53.4	*
20		Houston	177,729	2009	24.1		46.3	*
21		Ismene	77,901	2013	13.2		13.7
22		Leto	81,297	2010	17.4		26.1	*
23		Los Angeles	206,104	2012	47.7	*	49.5	*
24		Maera	75,403	2013	13.3		13.3
25		Maia	82,193	2009	16.6		17.4	*
26		Medusa	82,194	2010	16.3		17.0	*
27		Melia	76,225	2005	15.0	*	16.1	*
28		Melite (**)		2004			23.6	*
29		Myrsini	82,117	2010	19.0	*	20.0	*
30		Myrto	82,131	2013	22.2	*	23.0	*
31		Naias	73,546	2006	10.9		24.4	*
32		New Orleans	180,960	2015	40.2	*	41.7	*
33		New York	177,773	2010	45.0	*	47.4	*
34		Newport News	208,021	2017	50.6	*
35		Nirefs	75,311	2001	8.3		9.1	*
36		Norfolk	164,218	2002	12.0		76.2	*
37		Oceanis	75,211	2001	8.7	*	9.7	*
38		P.S. Palios	179,134	2013	44.7	*	46.3	*
39		Phaidra	87,146	2013	18.3
40		Philadelphia	206,040	2012	48.5	*	50.3	*
41		Polymnia	98,704	2012	19.9		21.2	*
42		Protefs	73,630	2004	11.5	*	12.0	*
43		Salt Lake City	171,810	2005	17.3		101.9	*
44		San Francisco	208,006	2017	50.7	*
45		Santa Barbara	179,426	2015	45.0	*	46.8	*
46		Seattle	179,362	2011	26.4		27.8	*
47		Selina	75,700	2010	11.1		11.5
48		Semirio	174,261	2007	19.3		62.5	*
49		Sideris GS	174,186	2006	18.3		56.9	*
50		Thetis	73,583	2004	9.5		21.8	*
51		Triton	75,336	2001	8.5	*	9.3	*
		Total	5,837,330		1,056		1,409

	(**)	Melite was sold for scrap in October 2017 after a grounding incident

_______________________________
*Indicates dry bulk vessels for which we believe, as of December 31, 2017 and 2016, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $114 million and $728 million, respectively.

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

Loan Receivable from Related Parties

Our loan receivable from related parties is with Diana Containerships and is presented net of any provision for credit losses. Interest income and fees deriving from the agreement are recorded as incurred. At each balance sheet date, amounts due under the receivable loan agreement are assessed for purposes of determining the appropriate provision for credit losses. We have assessed the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships, equity offerings, sale plans, historical losses, and other risks/factors that may affect its future financial condition and its ability to meet its obligations. As a result of this assessment, we did not record any provision for credit losses, as we determined that Diana Containerships will be able to meet its obligations under the loan in the near future.

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

With respect to our vessels, the current conditions in the dry bulk market with low charter rates and vessel market values are conditions that the Company considers indicators of a potential impairment.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, by considering future revenues, expected outflows for scheduled vessels' maintenance, vessel operating expenses and fleet utilization. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization assumed is in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. We calculate future revenues for the fixed days, using the fixed charter rate of each vessel from existing time charters. With respect to the unfixed days, we calculate the estimated revenues by reference to the most recent ten-year blended average one-year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of brokerage commissions. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax/Kamsarmax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle. During the fourth quarter of 2017, we reassessed our method to estimate future revenues for the unfixed days and decided to exclude from the ten-year blended average one-year time charter rates three years for which the rates were well above the average. We determined that the expectations, following positive signs and gradual increase in charter rates since the second quarter of 2017, for recovery of the market in the last quarter of 2017 at levels close to the ten-year blended average one-year time charter rates, were not eventually verified and that the market had stabilized to lower levels. We estimate that currently-present factors such as worldwide demand for drybulk products, supply of tonnage and order book indicate that the charter rates for the years 2008-2010, which were removed from the calculation following our reassessment, were considered exceptional. Following this reassessment, our test of cash flows resulted in an impairment of $422.5 million recorded in the fourth quarter of 2017.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$10,144	$9,170
Capesize/Newcastlemax	$14,226	$11,894

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated that with only a minimal reduction in time charter rates or only 1% of off hire days (other than for dry docking and special surveys) would result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$10,665	-	$8,140	18	$9,311	10
Capesize/Newcastlemax	$13,996	37	$10,462	96	$13,779	63

Results of Operations

Year ended December 31, 2017 compared to the year ended December 31, 2016

Time Charter Revenues.    Time charter revenues increased by $47.6 million, or 42%, to $161.9 million in 2017, compared to $114.3 million in 2016. The increase was due to increased time charter rates which resulted in a 40% increase in our average charter rates from $6,106 in 2016 to $8,568 in 2017. This increase was also due to increased revenues due to a 10% increase of our ownership days resulting from the delivery of the Ismene and the Selina in March 2016; the Maera in May 2016; the San Francisco and Newport News in January 2017; and the Electra, Phaidra and Astarte in May 2017. This increase was partly offset by decreased revenues due to increased drydock and off hire days in 2017 compared to 2016, for which our vessels did not earn revenue. In 2017 we had total operating days of 17,566 and fleet utilization of 98.2%, compared to 16,354 total operating days and a fleet utilization of 99.4% in 2016.

Voyage Expenses.    Voyage expenses decreased by $5.2 million, or 38%, to $8.6 million in 2017 compared to $13.8 million in 2016. This decrease in voyage expenses is primarily attributable to bunkers which resulted in gain of $0.2 million compared to loss of $7.5 million in 2016. This decrease was partly offset by increased commissions in 2017 compared to 2016 due to the increase in revenues.

Vessel Operating Expenses.    Vessel operating expenses increased by $4.4 million, or 5%, to $90.4 million in 2017 compared to $86.0 million in 2016.  The increase in operating expenses is primarily attributable to the 10% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2017 and to increased expenses for repairs and maintenance. This increase was partly offset by decreased costs in all other operating expense categories. Daily operating expenses were $4,987 in 2017 compared to $5,196 in 2016, representing a 4% decrease.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges increased by $5.4 million, or 7%, to $87.0 million in 2017, compared to $81.6 million in 2016. This increase was due to the enlargement of our fleet. Additionally, the increase in depreciation and amortization was due to increased amortization of deferred drydocking costs in 2017 compared to 2016.

General and Administrative Expenses.    General and Administrative Expenses increased by $0.8 million, or 3%, to $26.3 million in 2017 compared to $25.5 million in 2016. The increase is mainly attributable to increased payroll cost and was partly offset by decreased legal fees and board of directors' expenses.

Management fees to related party.    Management fees to a related party amounted to $1.9 million in 2017 compared to $1.5 million in 2016. The increase is attributable to the increased average number of vessels managed by DWM in 2017 compared to 2016.

Impairment loss. Impairment loss includes $422.5 million non-cash impairment recorded for 20 vessels in our fleet whose carrying value was written down to their market value. Impairment loss also includes $19.8 million non-cash impairment in the cost of the Melite, which was grounded in July 2017, resulting in the total loss of the vessel.

Insurance recoveries, net of other loss. Insurance recoveries, net of other loss includes the proceeds received by the Hull and Machinery insurers of the Melite, after her grounding in July 2017, decreased by other costs incurred due to the grounding of the vessel and sale expenses.

Interest and finance costs.    Interest and finance costs increased by $4.7 million, or 21%, to $26.6 million in 2017 compared to $21.9 million in 2016. The increase is primarily attributable to higher average interest rates, and to increased average long term debt outstanding during 2017 compared to 2016. Interest expense in 2017 amounted to $25.0 million compared to $19.5 million 2016.

Interest and other income. Interest and other income increased by $2.1 million, or 88%, to $4.5 million in 2017 compared to $2.4 million in 2016. The increase is attributable to increased interest income from our loan agreement with Diana Containerships, resulting from the increase in interest rates and average debt.

Loss from equity method investments. Loss from equity method investments is mainly attributable to loss from our investment in Diana Containerships amounting to $5.7 million in 2017. This amount included an impairment charge of $3.1 million and $0.8 million loss from the sale of the investment. This compared to a loss of $56.5 million in 2016, which included a $17.6 million impairment. This loss also includes a minor gain in 2017 from DWM, our 50% owned joint venture established in 2015, and a $0.1 million gain in 2016.

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

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt and since May 2015 with our Notes. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service and the payment of our preferred dividends. As at December 31, 2017 and 2016, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $58.3 million and $37.1 million, respectively. The increase in working capital was mainly due to the loan due from Diana Containerships, which became current and the increase of operating cash flows in 2017, compared to 2016 when we had an operating loss. For 2018, we believe that anticipated improved charter rates will result in internally generated cash flows along with cash on hand which will be sufficient to fund our capital requirements. However, we may also incur additional debt or issue additional equity, if deemed necessary to fund our capital requirements in the next twelve months.

Cash Flow

Cash and cash equivalents, including restricted cash, was $65.8 million as at December 31, 2017 and $121.1 million as at December 31, 2016. Restricted cash mainly consists of the amount kept against the Company's loan facilities. As at December 31, 2017 and 2016, restricted cash amounted to $25.6 million and $23.0 million, respectively and in 2017 also included $0.6 million of pledged cash provided as guarantee to third parties. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By/(Used In) Operating Activities

Net cash provided by operating activities increased by $44.4 million to $23.4 million in 2017 compared to $21.0 million net cash used in operating activities in 2016. This increase in cash from operating activities was mainly attributable to the increase in charter rates during the year, partly offset by increased drydocking costs.

Net cash used in operating activities was $21.0 million in 2016 compared to net cash provided by operating activities of $23.9 million in 2015. The decrease was mainly attributable to the decrease in charter rates during the year.

Net Cash Used In Investing Activities

Net cash used in investing activities was $152.3 million for 2017, which consists of $125.8 million paid on delivery of our vessels under construction and the acquisition of three vessels during the year; $2.0 million of proceeds from the sale of the Melite and $11.4 million of additional proceeds received by the H&M insurers of the vessel, net of other expenses; $0.2 million of proceeds received from the sale of the Diana Containerships shares; $40.0 million loan provided to Diana Containerships and $0.1 million relating to the acquisition of property and equipment.

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

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities was $73.6 million for 2017, which consists of $57.2 million of proceeds drawn under our new loan facility with CEXIM Bank; $55.2 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Shares; and $77.3 million of proceeds from the issuance of 20,125,000 of additional common stock in 2017.

Net cash used in financing activities was $9.5 million for 2016, which consists of $39.3 million of proceeds drawn under new loan facilities; $42.5 million of indebtedness that we repaid; $0.5 million of financing costs we paid relating to our new loan agreements; $5.8 million of dividends paid on our Series B Preferred Shares.

Net cash provided by financing activities was $106.0 million for 2015, which consists of $441.2 million of proceeds drawn under new loan facilities and our Notes; $321.2 million of indebtedness that we repaid; $5.5 million of financing costs we paid relating to our new loan agreements and our Notes; $5.8 million of dividends paid on our Series B Preferred Shares; $2.7 million of payments to repurchase common stock.

Net cash provided by/used in financing activities for the years ended December 31, 2016 and 2015 have been adjusted to reflect the change in presentation of cash, cash equivalents and restricted cash, following our adoption of ASU 2016-18 Statements of cash flows – Restricted cash.

Loan Facilities and Senior Unsecured Notes

As at December 31, 2017, we had $604.8 million of long term debt outstanding under our facilities and Notes, which as of the date of this annual report was $594.0 million, and consists of the agreements described below.

Secured Term Loans:

On October 22, 2009, our wholly-owned subsidiary Gala Properties Inc. entered into a $40.0 million loan agreement with Bremer Landesbank ("Bremer") to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, our wholly-owned subsidiaries Lae Shipping Company Inc. ("Lae") and Namu Shipping Company Inc., ("Namu") entered into a loan agreement with Export-Import Bank of China ("CEXIM Bank") and DnB NOR Bank ASA ("DnB") to finance part of the construction cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million, of which $72.1 million was drawn, being 70% of the vessels' market value on delivery. The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Pursuant to an amendment of the loan agreement dated May 18, 2017, each of the individual banks are allowed to demand repayment in full of such bank's contribution in any or all advances on August 16, 2019. If one or more banks (acting through the agent) exercise such right in respect of an advance, the borrowers shall be obliged to repay each such bank's contribution in that advance in full on such date. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

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

On January 9, 2014, our wholly-owned subsidiaries Taka Shipping Company Inc. and Fayo Shipping Company Inc. entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A is repayable in 24 equal consecutive quarterly installments of $195,833 each; and a balloon of $3.8 million payable on January 13, 2020. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on January 13, 2022. As a result of the grounding incident of the Melite and the subsequent sale of the vessel, Tranche A was repaid in full in October 2017.

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

On March 17, 2015, eight of our wholly-owned subsidiaries entered into a loan facility with Nordea to refinance the existing agreements with the bank and to add additional vessels. On March 19, 2015, after repaying in full all outstanding indebtedness with the bank, we drew down the amount of $93.1 million. The loan is repayable in 24 equal consecutive quarterly installments of approximately $1.9 million and a balloon of $48.4 million payable together with the last installment on March 19, 2021. The loan bears interest plus a margin of 2.1% of LIBOR.

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

On April 29, 2015, our wholly-owned subsidiary Lelu Shipping Company Inc. ("Lelu") entered into a term loan agreement with Danish Ship Finance A/S for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $0.5 million each and a balloon of $16.0 million payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

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

On January 7, 2016, three of our wholly-owned subsidiaries entered into a secured loan agreement with the CEXIM Bank for a loan of up to $75.7 million in order to finance part of the construction cost of three vessels. On January 4, 2017, we drew down $57.24 million to finance part of the construction cost of San Francisco and Newport News, both delivered on January 4, 2017. The balance of the committed loan amount, including the tranche for Hull DY6006 whose shipbuilding contract was cancelled on October 31, 2016, was cancelled. On February 6, 2017, we also entered into a Deed of Release with the CEXIM Bank in order to release the owner of Hull DY6006 of all of its obligations under the loan agreement as borrower. The loan is payable in 60 equal quarterly installments of $954,000 each, the last of which is payable by March 12, 2032, and bears interest at LIBOR plus a margin of 2.3%.

On March 29, 2016, two of our wholly-owned subsidiaries entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.755 million, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene. The loan is payable in eight consecutive quarterly installments of $855,000 each and a balloon installment of $18.9 million payable together with the last installment by June 30, 2019. The first repayment installment was repaid on September 30, 2017. The loan bears interest at LIBOR plus a margin of 3%.

On May 10, 2016, one of our wholly-owned subsidiaries entered into a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, being the purchase price of the Maera. The loan is payable in seven equal consecutive quarterly installments of $19,775 each, four equal consecutive quarterly installments of $282,500 each and a balloon of about $12.2 million payable together with the last installment on January 4, 2019. The loan bears interest at LIBOR plus a margin of 3% per annum. Subsequently to December 31, 2017, and according to the terms of the loan agreement, we prepaid an additional amount of $289,177 which will be deducted from the balloon and which was reclassified as current in the consolidated balance sheet as at December 31, 2017.

Under the secured term loans outstanding as of December 31, 2017, 46 vessels of the Company's fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2016, we were not in compliance with the minimum security cover requirement, under our $165.0 million loan facility with BNP Paribas. We estimated the shortfall to be $25.7 million and as such an amount of $19.7 million, representing the amount which would have to be paid to the bank, was reclassified as current in the consolidated balance sheet as at December 31, 2016. In addition, we received a waiver from the Commonwealth Bank, valid until December 31, 2016, for the non-compliance with the minimum required security cover, which was amended to a lower level than the one stated in the loan agreement. On January 13, 2017, the bank extended its consent for the use of the lower minimum required security cover until June 30, 2017. As of December 31, 2017 and the date of this report, we were in compliance with all of our loan covenants.

Currently, all of our vessels, except for four, have been provided as collateral to secure our loan facilities.

Senior Notes due 2020

On May 28, 2015, we issued $55.0 million aggregate principal amount of our 8.5% senior unsecured notes due 2020, or our Notes, in a registered public offering and on June 5, 2015, we issued an additional $8.25 million aggregate principal amount of the Notes, pursuant to the underwriters' option to purchase additional Notes. The Notes will mature on May 15, 2020, and effective May 15, 2017 may be redeemed in whole or in part at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes bear interest at a rate of 8.500% per annum, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2015. The Notes commenced trading on the NYSE on May 29, 2015 under the symbol "DSXN."

For additional information about our Notes, please see the section entitled "Description of Notes" in the final prospectus supplement related to the offering, filed with the SEC on May 22, 2015 and incorporated by reference herein.

As of December 31, 2017, 2016 and 2015 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2017, the BDI ranged from a low of 685 in February to a high of 1,743 in December.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2017:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Notes (1)	$604,793	$62,059	$302,475	$204,961	$35,298
Estimated Interest Payments on Loan Agreements and Notes (1)	70,148	24,525	32,033	7,423	6,167
Broker services agreement (2)	450	450	-	-	-
Preferred dividends (3)	7,692	5,769	1,923	-	-
Total	$683,083	$92,803	$336,431	$212,384	$41,465

(1)
As of December 31, 2017, we had an aggregate principal amount of $604.8 million of indebtedness outstanding under our loan facilities and our Notes. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate in 2017 plus the margin of our loan agreements in 2017 and the fixed interest rate of our Notes.

(2)	Our agreement with Steamship (formerly Diana Enterprises Inc.) dated April 1, 2017, expires on March 31, 2018.

(3)
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

Set forth below are the names, ages and positions of our directors and executive officers. Effective March 4, 2015, our Board of Directors increased its size from seven to nine members and Mr. Kyriacos Riris and Mrs. Semiramis Paliou were appointed to fill the resulting vacancies.  Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director's death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	76	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	62	Class I Director and President
Ioannis Zafirakis	46	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	46	Chief Financial Officer and Treasurer
Maria Dede	45	Chief Accounting Officer
William (Bill) Lawes	74	Class II Director
Konstantinos Psaltis	79	Class II Director
Kyriacos Riris	68	Class II Director
Apostolos Kontoyannis	69	Class III Director
Semiramis Paliou	43	Class III Director
Konstantinos Fotiadis	67	Class III Director

The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019, and the term of our Class III directors expires in 2020.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as the Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships Inc. since January 13, 2010. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Mr. Palios has also served as President of the Association "Friends of Biomedical Research Foundation, Academy of Athens" since 2015. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships Inc. since January 13, 2010. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity and war risks insurances. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

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

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of Diana Shipping Services S.A. since March 2005. In 2000 Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000 Mrs. Dede was employed by Venus Enterprises S.A., a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a Bachelor's degree in Maritime Studies from the University of Piraeus, a Master's degree in Business Administration from the ALBA Graduate Business School and a Master's degree in Auditing and Accounting from the Greek Institute of Chartered Accountants.

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase and its predecessor banks from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he has served as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. Mr. Lawes joined Seafarers UK, a maritime charity, as Trustee and Finance Committee member in 2016. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005 and a member of our Compensation Committee since May 2017. From 1981 to 2006, Mr. Psaltis served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels and from 2006 until today as a President of the same company. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

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

Konstantinos Fotiadis has served as a Director since May 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Diana Containerships Inc. from April 2010 until February 8, 2011. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

B.	Compensation

Aggregate executive compensation (including amounts paid to Steamship (formerly Diana Enterprises Inc.) pursuant to the Brokerage Services Agreements) for 2017 was $3.7 million. Since June 1, 2010, Steamship (formerly Diana Enterprises Inc.), a related party, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2017, fees for 2017 amounted to $1.8 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship. We expect such fees to remain the same in 2018.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each non-executive serving as chairman or member of a committee receives additional annual compensation of $26,000 or $13,000, respectively, plus reimbursement of out-of-pocket expenses. For 2017, 2016 and 2015 fees and expenses of our non-executive directors amounted to $0.4 million, $0.4 million and $0.4 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 11,675,241 shares of restricted common stock, of which 9,654,657 shares were awarded to senior management and 2,020,584 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which will vest ratably over a period of six years until 2022. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2017, compensation costs relating to the aggregate amount of restricted stock awards amounted to $8.2 million.

We do not have a retirement plan for our officers or directors.
Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan, or the 2014 Plan, for 5,000,000 common shares, of which, currently, 1,124,759 shares remain reserved for issuance.

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

We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company's incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The members of the Compensation Committee are Mr. Apostolos Kontoyannis (Chairman) and Mr. Konstantinos Psaltis (member).

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

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
Shoreside	93	95	101
Seafaring	1,006	923	993
Total	1,099	1,018	1,094

E.	Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Item 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 14, 2018, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class*
Common Stock, par value $0.01	Simeon Palios (1)	24,914,107	23.1%
	Franklin Resources Inc. (2)	12,833,190	11.9%
	Kopernik Global Investors, LLC (3)	5,573,381	5.2%
	All officers and directors as a group (4)	29,273,657	27.1%

* Based on 107,931,017 common shares outstanding as of March 14, 2018.

(1)
Mr. Simeon Palios indirectly may be deemed to beneficially own 9,524,360 shares beneficially owned by Ironwood Trading Corp. and 15,389,747 shares beneficially owned by Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), including 4,762,180 shares beneficially owned through Corozal Compania Naviera, as the result of his ability to control the vote and disposition of such entities, for an aggregate of 24,914,107 shares. As of December 31, 2015, 2016 and 2017, Mr. Simeon Palios owned indirectly 20.6%, 22.2% and 22.5%, respectively, of our outstanding common stock.

(2)	This information is derived from a Schedule 13G/A filed with the SEC on February 6, 2018.

(3)	This information is derived from a Schedule 13G/A filed with the SEC on February 9, 2018.

(4)
Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our outstanding common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors is indirect shareholder through ownership of stock held in Corozal Compania Naviera S.A., and Ironwood Trading Corp. Mr. Margaronis does not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and Ironwood Trading Corp. and, accordingly, is not considered to be beneficial owner of our common shares held through Corozal Compania Naviera S.A. and Ironwood Trading Corp. Mr. Anastasios Margaronis also owns indirectly 3.2% of our outstanding common stock. Messrs. Lawes, Psaltis, Kontoyannis, Fotiadis and Mrs. Paliou each a non-executive director of ours each owns less than 1% of our outstanding common stock. In addition, Steamship (formerly Diana Enterprises Inc.) owns indirectly 100,390, or 3.9% of the outstanding Series B Preferred Shares and Mr. Anastasios Margaronis owns indirectly 28,025, or 1.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 133,575, or 5.1% of our outstanding Series B Preferred Shares.

As of March 14, 2018, we had 127 shareholders of record, 109 of which were located in the United States and held an aggregate of 84,288,424 of our common shares, representing 78.1% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 84,271,573 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Steamship Shipbroking Enterprises Inc.

Steamship (formerly Diana Enterprises Inc.), an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2017, brokerage fees amounted to $1.8 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2017, due to expire on March 31, 2018.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2017, amounted to $2.1 million. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

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

Diana Containerships, Loan Agreement and Series C Preferred Stock

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50.0 million to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan was approved by an Independent Committee of our Board of Directors and by our Board of Directors and bore interest at LIBOR plus a margin of 5% per annum and a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The loan was amended on July 28, 2014, and further amended on September 9, 2015, pursuant to which the loan maturity was extended to March 15, 2022; interest decreased to at LIBOR plus a margin of 3% per annum; the back-end fee accumulated up to and became payable on the date of the amendment; and the borrowers agreed to pay to the lender a fee of $0.2 million on the maturity date. In addition, the outstanding principal amount of the loan was to be repaid in amounts totalling $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The unsecured loan was guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries were not able to incur additional indebtedness during the term of the loan without our prior consent. Also, the loan was subordinated to Diana Containerships' then existing loan with the Royal Bank of Scotland. On August 24, 2016, an Independent Committee of our Board of Directors and our Board of Directors approved another amendment to the loan, pursuant to which the repayment of all outstanding principal amounts were to be deferred until the later of (i) the repayment or prepayment in full by Diana Containerships of a deferred amount under its then existing loan agreement with The Royal Bank of Scotland plc, whose repayment was scheduled to commence on March 15, 2019 and be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changed the borrower under the loan to another wholly-owned subsidiary of Diana Containerships, Kapa Shipping Company Inc., and provided for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

On May 30, 2017, we further amended the loan to Diana Containerships, pursuant to which we acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Diana Containerships, in exchange for a reduction of $3.0 million in the principal amount of the loan. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Diana Containerships, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Diana Containerships. The acquisition of shares of Series C Preferred Stock was approved by an Independent Committee of our Board of Directors.

Refinancing of Loan Agreement

On June 30, 2017, we refinanced our loan agreement with Diana Containerships described above with a new secured loan facility of $82.6 million, which includes the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million payable at maturity, plus an additional loan amount to Diana Containerships of $40.0 million. We refer to this loan as the Refinanced Loan. The loan matures on December 31, 2018, and bears interest at the rate of 6% per annum for the first twelve (12) months of the loan, scaled to 9% for the next three (3) months, and further scaled to 12% for the remaining three (3) months of the loan. We have the option to request full repayment of the Refinanced Loan after twelve months from the initial drawing. The loan also has an additional $5.0 million interest-bearing amount, classified as discount premium, which is payable at maturity, but will be permanently waived and cancelled, in case we exercise our option for full repayment of the loan within twelve months from drawing. The loan facility includes financial and other covenants.

In connection with the refinancing transaction, Diana Containerships entered into a loan agreement with Addiewell Ltd., an unaffiliated third party, dated June 30, 2017, in the amount of $35.0 million, which we refer to as the Addiewell Loan.  The Addiewell Loan also has an additional $10.0 million interest-bearing amount, which is classified as discount premium. Diana Containerships used the aggregate new borrowings of $75.0 million under the Addiewell Loan and Refinanced Loan, together with $10.0 million cash on hand, to pay an aggregate of $85.0 million for full and final settlement of Diana Containerships' then existing $148.0 million secured loan facility with The Royal Bank of Scotland plc, entered into on September 10, 2015, as amended, which had an outstanding balance of $128.9 million as of June 30, 2017. The Refinanced Loan and Addiewell Loan are each secured by second and first priority mortgages, respectively, on all vessels of Diana Containerships, pursuant to which the $35.0 million funded under the Addiewell Loan has the first repayment priority, followed in priority order by the $40.0 million funded under the Refinanced Loan, the balance of the principal amount under the Addiewell Loan, and the balance of the amounts owed to Diana Shipping Inc. under the Refinanced Loan.

Income from interest and fees for 2017, amounted to $3.9 million and is included in Interest and other income in the respective consolidated statements of operations. As of December 31, 2017 and the date of this report, the loan receivable from Diana Containerships amounted to $82.6 million and $74.2 million, respectively, and an additional $5.0 million unrecorded discount premium outstanding.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to ten vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for 2017 amounted to $1.9 million, whereas commercial fees amounted to about $0.3 million.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.          Financial information

A.	Consolidated statements and other financial information

See "Item 18. Financial Statements."

Legal Proceedings

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the M/V Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice. In addition, the sentence includes a requirement for the duration of the probation period to maintain an enhanced system subject to independent audit for managing waste oils on each vessel managed by DSS. The probation period ended in June 2017.

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our business plans and other factors.  As of November 2008, our board of directors has suspended the payment of dividends on our common shares, with the exception of a stock dividend of the shares of Diana Containerships representing 80% of our interest at that date, distributed to all shareholders on a pro-rata basis as a result of the partial spin-off of Diana Containerships, effective January 19, 2011.

We believe that the suspension of dividend payments has positioned us better in a recently depressed market and has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that have arisen, and may continue to arise in the marketplace, such as funding our operations, acquiring vessels and servicing our debt.

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

Cumulative dividends on our Series B Preferred Shares are payable on each January 15, April 15, July 15 and October 15, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series B Preferred Shares is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share) and is not subject to adjustment. At any time on or after February 14, 2019, we may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 14 "Subsequent events" of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol "DSX". The following table sets forth the required disclosure with respect to the high and low closing prices for shares of our common stock, as reported by the NYSE:

	2018		2017		2016		2015		2014		2013
Period	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Annual			$6.03	$3.30	$4.47	$2.02	$8.11	$3.58	$13.55	$6.31	$13.64	$7.47

1st quarter			$4.79	$3.30	$4.47	$2.02
2nd quarter			6.03	3.50	3.46	2.12
3rd quarter			4.26	3.63	3.12	2.27
4th quarter			4.57	3.66	4.11	2.40

September			$4.09	$3.63
October			4.13	3.66
November			4.57	3.85
December			4.14	3.94
January	$4.50	$3.80
February	3.93	3.35
March*	3.89	3.70

* For the period from March 1, 2018 until March 14, 2018

Our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014. The following table sets forth the high and low closing sales prices for our Series B Preferred Stock for each of the periods indicated:

	2018		2017		2016		2015		2014	*
Period	High	Low	High	Low	High	Low	High	Low	High		Low
Annual			$24.81	$17.24	$18.52	$9.50	$25.59	$10.80	$26.98		$22.76

1st quarter			$21.93	$17.24	$15.15	$9.50
2nd quarter			22.70	20.89	18.52	13.42
3rd quarter			24.19	21.56	18.33	14.99
4th quarter			24.81	23.53	17.25	14.53

September			$24.19	$22.12
October			24.73	23.55
November			24.46	23.53
December			24.81	24.11
January	$24.94	$23.30
February	24.53	22.60
March**	24.70	24.38

*Commencing on February 21, 2014
** For the period from March 1, 2018 until March 14, 2018

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares have traded on the NYSE since March 23, 2005 under the symbol "DSX," our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014, and our 8.5% Senior Notes due 2020 have traded on the NYSE since May 29, 2015 under the symbol "DSXN."

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.          Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled "Description of Capital Stock" in the accompanying prospectus to our effective Registration Statement on Form F-3 filed with the SEC on July 2, 2015 with file number 333-205491, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to 107,931,017 as of March 14, 2018, and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under "Stockholders Rights Agreement."  For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein.

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

Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

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

In the year ended December 31, 2017, approximately 4.2% of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 2.1% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2017. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to approximately $136,000 for the year ended December 31, 2017.

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

For the 2017 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company's ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's common stock  was "primarily traded" on the NYSE during the 2017 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2017 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2017 taxable year, less than 50% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2017 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2017 taxable year, and intends to take this position on its 2017 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2017 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to approximately $136,000 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

The 4% Gross Basis Tax Regime would not apply to U.S. source Shipping Income to the extent considered to be "effectively connected" with the conduct of a U.S. trade or business.  In the absence of exemption under Section 883 of the Code, such "effectively connected" U.S. source Shipping Income, net of applicable deductions, would be subject to U.S. federal income tax currently imposed at a rate of 21%.  In addition, earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and certain interest paid or deemed paid attributable to the conduct of the U.S. trade or business may be subject to U.S. federal branch profits tax imposed at a rate of 30%.  The Company's U.S. source Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if: (1) the Company has, or is considered to have, a fixed place or business in the United States involved in the earning of Shipping Income; and (2) substantially all of the Company's U.S. source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, is attributable to a fixed place of business in the United States.  We do not intend to have, or permit circumstances that would result in having a vessel operating to the United States on a regularly scheduled basis.  Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source Shipping Income will be effectively connected with the conduct of a U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2017, could have increased our interest cost (including capitalized interest and interest on our Notes) from $25.0 million to $30.8 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2017, 2016 and 2015 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur less than half of our operating expenses (around 38% in 2017 and around 41% in 2016) and about half of our general and administrative expenses (around 48% in 2017 and around 50% in 2016) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2017 and 2016, these non-US dollar expenses represented 29% and 42%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2017 is effective.

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

Audit fees in 2017 and 2016 amounted to € 420,000 and € 420,000, or approximately $465,988 and $476,920, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements and the audit of internal control over financial reporting.

b) Audit-Related Fees

Audit related fees in 2017 amounted to € 40,000, or approximately $44,640 and relate to audit services provided in connection with the Company's filings with the SEC. There were no audit related fees in 2016.

c) Tax Fees

During 2017 and 2016, we received services for which fees amounted to $18,600 for each year and relate to the calculation of Earnings and Profits of the Company.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company's common shares. The plan does not have an expiration date. As of December 31, 2017 and the date of this report, there is an outstanding value of about $72 million of common shares that can be repurchased under the plan.

The following table sets forth the stock purchase activity of affiliated purchasers of the Company during 2017.

Name	Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount that May Yet Be Purchased Under the Plans or Programs
Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.)	April 2017	4,750,000	$4.00	N/A	N/A
Anamar Investments Inc	April 2017	750,000	$4.00	N/A	N/A

(1) These common shares were purchased in the underwritten public offering of 20,125,000 of the Company's common shares that closed on April 26, 2017.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III
Item 17.          Financial Statements

See Item 18.

Item 18.          Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.          Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Common Share Certificate (13)
2.2	Form of Series B Preferred Stock Certificate (16)
2.3	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Company (3)
2.4	Certificate of Designations of the Series A Participating Preferred Stock of the Company (4)
2.5	Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas (5)
2.6
First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.500% Senior Notes due 2020 (6)

4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan (13)
4.3	Form of Technical Manager Purchase Option Agreement (8)
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (17)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (17)
4.7	Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)
4.8	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)
4.9	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)
4.10	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.11	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.12	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)
4.13
Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch (12)

4.14	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (11)
4.15	Amended and Restated Non-Competition Agreement, dated as of March 1, 2013, by and between Diana Shipping Inc. and Diana Containerships Inc. (11)
4.16	Loan Agreement with ABN AMRO Bank N.V., dated March 26, 2015 (13)
4.17	Loan Agreement with Danish Ship Finance, dated April 29, 2015 (13)
4.18	Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16, 2015 (13)
4.19	Loan Agreement with BNP Paribas, dated July 22, 2015 (13)

4.20	Loan Agreement with ING Bank N.V., dated September 30, 2015 (13)
4.21	Loan Agreement with The Export-Import Bank of China, dated January 7, 2016 (13)
4.22	Loan Agreement with ABN AMRO Bank N.V., dated March 29, 2016 (15)
4.23	Brokerage Services Agreement, dated April 1, 2016, by and between Diana Shipping Inc. and Diana Enterprises Inc. (15)
4.24	Loan Agreement with DNB Bank ASA and The Export-Import Bank of China, dated May 10, 2016 (15)
4.25	Fourth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc., dated September 12, 2016 (15)
4.26	Waiver Letter from Commonwealth Bank of Australia dated January 13, 2017 (15)
4.27	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated February 15, 2017 (15)
4.28	Brokerage Services Agreement, dated April 1, 2017, by and between Diana Shipping Inc. and Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.)
4.29	Fifth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Kapa Shipping Company Inc. and Diana Containerships Inc., dated May 30, 2017
4.30	Intercreditor Agreement with Diana Containerships Inc., dated June 30, 2017
4.31	Subordinated Facility Agreement by and between Diana Containerships Inc. and Diana Shipping Inc., dated June 30, 2017
4.32	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated May 18, 2017
8.1	Subsidiaries of the Company
11.1	Code of Ethics (10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2016 and 2017; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) the Notes to Consolidated Financial Statements

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
(15)    Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on February 17, 2017.
(16)    Filed as Exhibit 4.1 to the Company's Form 8-A12B filed on February 13, 2014.
(17)    Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer
Dated: March 16, 2018

DIANA SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2018, expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
We have served as the Company's auditor since 2004.
Athens, Greece
 March 16, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.
Opinion on Internal Control over Financial Reporting
We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 16, 2018, expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definition and Limitations on Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
 March 16, 2018

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$40,227	$98,142
Accounts receivable, trade (Note 2(f))	4,937	5,903
Due from related parties (Notes 2(g) and 4(b))	82,660	102
Inventories (Note 2(h))	5,770	5,860
Prepaid expenses and other assets	5,167	5,309
Total current assets	138,761	115,316

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs	-	46,863
Vessels net book value (Note 5)	1,053,578	1,403,912
Property and equipment, net (Note 6)	22,650	23,114
Total fixed assets	1,076,228	1,473,889
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 7)	25,582	23,000
Due from related parties, non-current (Notes 2(g) and 4(b))	-	45,417
Investments in related parties (Notes 2(v) and 3)	3,249	6,014
Deferred charges, net (Notes 2(m), 2(n) and 5)	2,902	5,027
Total assets	$1,246,722	$1,668,663

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 7)	$60,763	$65,072
Accounts payable, trade and other	7,954	6,572
Due to related parties (Note 4(a) and 4(d))	271	25
Accrued liabilities	8,246	5,734
Deferred revenue	3,207	822
Total current liabilities	80,441	78,225

Long-term debt, net of current portion and deferred financing costs, non-current (Note 7)	540,621	533,109
Other non-current liabilities	902	740
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 9(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 106,131,017 and 84,696,017 issued and outstanding at December 31, 2017 and 2016, respectively (Note 9(b) and (c))	1,061	847
Additional paid-in capital	1,070,500	985,171
Accumulated other comprehensive income	294	185
Retained earnings/(Accumulated deficit)	(447,123)	70,360
Total stockholders' equity	624,758	1,056,589

Total liabilities and stockholders' equity	$1,246,722	$1,668,663
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016	2015
REVENUES:
Time charter revenues	$161,897	$114,259	$157,712

EXPENSES:
Voyage expenses	8,617	13,826	15,528
Vessel operating expenses	90,358	85,955	88,272
Depreciation and amortization of deferred charges (Notes 2(l) and 2(m))	87,003	81,578	76,333
General and administrative expenses	26,332	25,510	25,335
Management fees to related party (Notes 3(b) and 4(d))	1,883	1,464	405
Impairment loss (Note 5)	442,274	-	-
Insurance recoveries, net of other loss (Note 5)	(10,879)	-	-
Gain on contract termination	-	(5,500)	-
Other loss/(income)	296	(253)	(984)
Operating loss	$(483,987)	$(88,321)	$(47,177)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 10)	(26,628)	(21,949)	(15,555)
Interest and other income (Note 4(b))	4,508	2,410	3,152
Loss from equity method investments (Note 3)	(5,607)	(56,377)	(5,133)
Total other expenses, net	$(27,727)	$(75,916)	$(17,536)

Net loss	$(511,714)	$(164,237)	$(64,713)

Dividends on series B preferred shares (Notes 9(a) and 11)	(5,769)	(5,769)	(5,769)

Net loss attributed to common stockholders	$(517,483)	$(170,006)	$(70,482)

Loss per common share, basic and diluted (Note 11)	$(5.41)	$(2.11)	$(0.89)

Weighted average number of common shares, basic and diluted (Note 11)	95,731,093	80,441,517	79,518,009

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars)
	2017	2016	2015
Net loss	$(511,714)	$(164,237)	$(64,713)
Other comprehensive income/(loss) (Actuarial gain/(loss))	109	(84)	1,016
Comprehensive loss	$(511,605)	$(164,321)	$(63,697)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Equity

	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2014	2,600,000	$26	81,859,821	$819	$971,280	$(747)	$310,848	$1,282,226

Net loss	-	$-	-	$-	$-	$-	$(64,713)	$(64,713)
Issuance of restricted stock and compensation cost (Note 9(d))	-	-	1,100,000	10	8,269	-	-	8,279
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Stock repurchased and retired (Note 9(e))	-	-	(413,804)	(4)	(2,669)	-	-	(2,673)
Other comprehensive income	-	-	-	-	-	1,016	-	1,016
BALANCE, December 31, 2015	2,600,000	$26	82,546,017	$825	$976,880	$269	$240,366	$1,218,366

Net loss	-	$-	-	$-	$-	$-	$(164,237)	$(164,237)
Issuance of restricted stock and compensation cost (Note 9(d))	-	-	2,150,000	22	8,291	-	-	8,313
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	(84)	-	(84)
BALANCE, December 31, 2016	2,600,000	$26	84,696,017	$847	$985,171	$185	$70,360	$1,056,589

Net loss	-	$-	-	$-	$-	$-	$(511,714)	$(511,714)
Issuance of common stock (Note 9(c))	-	-	20,125,000	201	77,110	-	-	77,311
Issuance of restricted stock and compensation cost (Note 9(d))	-	-	1,310,000	13	8,219	-	-	8,232
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive income	-	-	-	-	-	109	-	109
BALANCE, December 31, 2017	2,600,000	$26	106,131,017	$1,061	$1,070,500	$294	$(447,123)	$624,758
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 , 2016 and 2015
(Expressed in thousands of U.S. Dollars)
	2017	2016	2015
Cash Flows from Operating Activities:
Net loss	$(511,714)	$(164,237)	$(64,713)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization of deferred charges	87,003	81,578	76,333
Impairment loss (Note 5)	442,274	-	-
Amortization of financing costs (Note 10)	1,455	1,503	1,364
Amortization of free lubricants benefit	-	(15)	(85)
Compensation cost on restricted stock (Note 9(d))	8,232	8,313	8,279
Actuarial gain/(loss)	109	(84)	1,016
Gain from insurance recoveries, net of other loss (Note 5)	(10,879)	-	-
Gain on shipbuilding contract termination	-	(278)	-
Loss from equity method investments, net of dividends (Note 3)	5,607	56,377	5,133
(Increase) / Decrease in:
Receivables	966	(1,391)	1,871
Due from related parties	(141)	3,334	2,070
Inventories	90	391	1,062
Prepaid expenses and other assets	142	620	(349)
Increase / (Decrease) in:
Accounts payable	1,382	(2,391)	(739)
Due to related parties	246	(39)	(217)
Accrued liabilities, net of accrued preferred dividends	2,512	(715)	437
Deferred revenue	2,385	(1,592)	(865)
Other liabilities	162	117	(643)
Drydock costs	(6,418)	(2,489)	(6,009)
Net cash provided by / (used in) Operating Activities	$23,413	$(20,998)	$23,945

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Note 5)	(125,781)	(50,911)	(155,352)
Proceeds from vessel sale, net of expenses (Note 5)	2,032	-	-
Proceeds from insurance contract, net of expenses (Note 5)	11,362	-	-
Proceeds from sale of investment (Note 3)	158	-	-
Proceeds from shipbuilding contract termination (Notes 5)	-	9,413	-
Cash dividends from investment in Diana Containerships Inc. (Note 3(a))	-	96	193
Loan to Diana Containerships Inc. (Note 4(b))	(40,000)	-	-
Joint venture investment (Note 3(b))	-	-	(267)
Payments for plant, property and equipment (Note 6)	(104)	(217)	(211)
Net cash used in Investing Activities	$(152,333)	$(41,619)	$(155,637)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 7)	57,240	39,265	441,173
Proceeds from issuance of common stock, net of expenses (Note 9(c))	77,311	-	-
Cash dividends on preferred stock	(5,769)	(5,769)	(5,769)
Payments for repurchase of common stock (Note 9(e))	-	-	(2,673)
Financing costs	(31)	(466)	(5,482)
Loan payments (Note 7)	(55,164)	(42,489)	(321,240)
Net cash provided by / (used in) Financing Activities	$73,587	$(9,459)	$106,009

Net decrease in cash, cash equivalents and restricted cash	(55,333)	(72,076)	(25,683)

Cash, cash equivalents and restricted cash at beginning of the year	121,142	193,218	218,901

Cash, cash equivalents and restricted cash at end of the year	$65,809	$121,142	$193,218

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$40,227	$98,142	171,718
Restricted cash	25,582	23,000	21,500
Cash, cash equivalents and restricted cash	$65,809	$121,142	193,218
SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Note 4(b))	$3,000	$-	$-
Interest, net of amounts capitalized	$24,503	$19,265	$13,048

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI, and its wholly-owned and beneficially-owned subsidiaries (collectively, the "Company"). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The consolidated statements of cash flows for the years ended December 31, 2016 and 2015 have been derived from the audited consolidated financial statements for those years, as adjusted to conform to current period presentation for restricted cash following the adoption of ASU No. 2016-18.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates the majority of its own fleet through Diana Shipping Services S.A., or DSS, a wholly-owned subsidiary and a limited number of vessels through a 50% owned joint venture (Notes 3 and 4).

Diana Shipping Services S.A., or DSS, provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2013 administrative services with regards to services related to DSI's operations and its subsidiaries. Such costs are eliminated in consolidation. As at December 31, 2017, DSS does not provide management services to ten vessels in the Company's fleet whose management has been transferred progressively since August 2015 to Diana Wilhelmsen Management Limited, or DWM, (Notes 3(b) and 4(d)).

During 2017, 2016, and 2015 charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2017	2016	2015
A	17%
B	14%	15%
C	12%	10%
D		19%	24%
E		10%	20%
F			12%
G			10%

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

2.	Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification ("ASC") 810 "Consolidation", the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity's equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity's at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity's performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events ("reconsideration events") occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company has identified that it has variable interests in Diana Containerships Inc. and Diana Wilhelmsen Management Limited. The Company assessed reconsideration events and concluded that Diana Containerships Inc. is a VIE, however the Company is not the primary beneficiary (Notes 3(a) and 4(b)).

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

(e)
Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company's loan facilities (Note 7). As of December 31, 2017, restricted cash also included $582 of cash guarantee which was restricted to withdrawal or usage.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(f)
Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, ballast bonus billings, if any, hold cleanings and extra voyage insurance, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2017 and 2016.

(g)
Loan Receivable from Related Party: The amounts shown as Due from related parties, current and non-current, in the consolidated balance sheet as at December 31, 2017 and 2016, represent amounts receivable from Diana Containerships Inc., or Diana Containerships, with respect to a loan agreement, net of any provision for credit losses and does not include the $5,000 discount premium due on the termination date of the loan (Note 4(b)). Interest income and fees, deriving from the agreement are recorded in the accounts as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. As at December 31, 2017 and 2016, the Company assessed the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships, equity offerings, sale plans, historical losses, and other risks/factors that may affect Diana Containerships' future financial condition and its ability to meet its obligations. As a result of this assessment, the Company did not record any provision for credit losses, as it determined that Diana Containerships will be able to meet its obligations under the loan in the near future.

(h)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

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
December 31, 2017
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

With respect to the vessels, the Company determines undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels' performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle; (ii) expected outflows for scheduled vessels' maintenance; (iii) vessel operating expenses; and (iv) fleet utilization; assumptions in line with the Company's historical performance and its expectations for future fleet utilization under its current fleet deployment strategy.

During the last quarter of 2017, the Company's management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 are exceptional. In this respect the Company's management decided to exclude from the 10-year average of 1 year time charters these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. The Company performed the exercise discussed above which resulted to recording an impairment on certain vessels' carrying value (Note 5). No impairment loss has been identified or recorded for 2016 and 2015.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. As at December 31, 2017, 2016 and 2015, no impairment loss was identified or recorded and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

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
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(m)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale or impairment.

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

(o)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and the loan receivable from a related party. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits its credit risk with the loan receivable by performing ongoing credit evaluations of Diana Containerships' financial condition. The loan agreement is guaranteed by second preferred mortgages over the vessels of Diana Containerships' fleet (Note 4(b)). The Company has not entered into any agreement to mitigate credit risk.

(p)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Income representing ballast bonus payments by the charterer to the vessel owner, if any, is recognized in the period earned. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis.  Compensation due to earlier redelivery than the minimum period agreed in the charter party is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. Deferred revenue may also include deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis, or the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type and gain or loss from the sale of bunkers on delivery to the time charterers. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
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

(u)
Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured.  That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(v)
Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company's share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. The Company assessed the financial condition of Diana Containerships (Note 3(a)), the market conditions that could affect its operations in the near future and historical losses of its investment and as a result the Company recorded impairment in 2017 and 2016, which is included in Loss from equity method investments in the accompanying statements of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(w)
Going concern: The Company's policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

Recent Accounting Pronouncements adopted

As of January 1, 2017, the Company adopted ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts and Cash Payments and ASU No. 2016-18—Statement of Cash Flows – Restricted Cash.
The adoption of ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts and Cash Payments did not result in any changes in the classification of cash receipts and cash payments.  The adoption of ASU No. 2016-18—Statement of Cash Flows – Restricted Cash, changed the presentation of restricted cash in cash flow, where amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Recent Accounting Pronouncements not yet adopted

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, FASB issued ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.  In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The Company has evaluated the impact of the standard after reviewing historical contracts and has determined that all of the Company's agreements are considered leases. Certain non-lease components which are required to be assessed according to this standard, may only affect presentation and disclosures and not the way revenue is recognized.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
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

In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting" ("ASU 2017-09"), which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, however early adoption is permitted. The Company does not expect that the adoption of ASU 2017-09 will have a material effect in the Company's financial statements.

In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company does not expect that the adoption of ASU 2016-13 will have a material effect in the Company's financial statements.

3.           Investments in related parties

a)
Diana Containerships Inc., or Diana Containerships: As at December 31, 2016, DSI owned 25.73% of the common stock of Diana Containerships amounting to $5,815 and included in "Investments in related parties" in the accompanying consolidated balance sheets. As at December 31, 2017, the investment was reduced to zero following the gradual sales during the year of all Diana Containerships' common stock previously owned by the Company.

For 2017, 2016, and 2015, the investment in Diana Containerships resulted in loss of $5,656, $56,465, and $4,977, respectively, of which $3,124, $17,568 and $0, respectively was impairment, which was recorded based on Diana Containerships' market value on Nasdaq at the date of each impairment charge recognition. The loss and impairment are included in "Loss from equity method investments" in the accompanying consolidated statements of operations. Additionally, for 2017, Loss from equity method investments also includes $757 loss from the sale of the shares discussed above. For 2017, 2016, and 2015, DSI received dividends from Diana Containerships amounting to $0, $96 and $193, respectively.

On May 30, 2017, the company acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Diana Containerships for $3,000 in exchange for a reduction of an equal amount in the principal amount of the Company's outstanding loan to Diana Containerships (Note 4(b)). The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Diana Containerships, if any, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Diana Containerships. The acquisition of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company. As at December 31, 2017, the $3,000 is also included in "Investments in related parties" in the accompanying 2017 consolidated balance sheet accounted for at cost less impairment, if any.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)
Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. As at December 31, 2017, DWM provided management services to ten vessels of the Company's fleet (Note 4(d)). The DWM office is located in Limassol, Cyprus. As at December 31, 2017 and 2016, the investment in DWM amounted to $249 and $199, respectively, and is included in "Investments in related parties" in the accompanying consolidated balance sheets. For 2017, 2016, and 2015, the investment in DWM resulted in gain of $49, $88, and loss of $156, respectively, included in "Loss from equity method investments" in the accompanying consolidated statements of operations.

4.	Transactions with Related Parties

(a)
Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses for 2017, 2016 and 2015 amounted to $2,096, $2,320, and $2,685, respectively, and are mainly included in "Vessels, net book value", "Advances for vessels under construction and acquisitions and other vessel costs", "Vessel operating expenses" and "General and administrative expenses" in the accompanying consolidated financial statements.  At December 31, 2017 and 2016, an amount of $162 and $23, respectively, was payable to Altair and is included in "Due to related parties" in the accompanying consolidated balance sheets.

(b)
Diana Containerships Inc.: On May 20, 2013, the Company entered into a five year unsecured loan of $50,000 with a subsidiary of Diana Containerships, drawn on August 20, 2013, for general corporate purposes and working capital. The loan, initially bore interest at LIBOR plus a margin of 5% and a back-end fee equal to 1.25% per annum on the outstanding amount of the loan payable by the borrower on the repayment date of the loan. Following an amendment on September 9, 2015, the interest was reduced to LIBOR plus a margin of 3% per annum, the back-end fee which was paid on the date of the amendment was eliminated, and a fixed fee of $200 was to be payable on the maturity date. In addition, the borrower agreed to repay the principal amount of the loan on the last day of each interest period in amounts totalling $5,000 per annum, but not to exceed $32,500 in the aggregate. Following another amendment on August 24, 2016, the repayment of all outstanding principal amounts was deferred until a later date, the borrower was changed to another wholly-owned subsidiary of Diana Containerships and the interest rate of the deferral period increased to 3.35% per annum over LIBOR. On May 30, 2017, as discussed in Note 3(a), the loan was decreased by $3,000, in order to acquire the Series C Preferred Stock issued by Diana Containerships.

On June 30, 2017, DSI entered into an agreement with Diana Containerships to refinance the above loan, amounting to $42,417 at that date, with a loan facility of $82,617, which reflects an additional loan amount to Diana Containerships of $40,000 and the $200 fixed fee of the previous loan which became payable on the termination date of the previous agreement and has been included in "Interest and other income" in the accompanying statements of operations. The loan also provides for an additional $5,000 interest-bearing discount premium payable on the termination date, unless the lender demands earlier prepayment on or after the first anniversary of the drawdown of the loan, in which case the discount premium is waived. The loan matures in eighteen months from its date of signing, or December 31, 2018, and bears interest at the rate of 6% per annum for the first twelve months, scaled to 9% for the next three months, and further scaled to 12% for the remaining three months of the loan. The loan facility is secured by second preferred mortgages on Diana Containerships' vessels and includes financial and other covenants. Additionally, Diana Containerships is required to prepay the loan with any proceeds received from equity offerings, loan refinancings and vessel sales, according to the terms of the loan agreement. The loan is subordinated to the loan of Diana Containerships with another lender.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As at December 31, 2017 the outstanding balance of the loan and interest due from Diana Containerships amounted to $82,660 and is separately presented in "Due from related parties, current" in the related accompanying consolidated balance sheet (Note 14(c)). This amount does not include the additional $5,000 interest-bearing discount premium, which is payable on the termination date (Note 8(b)). As at December 31, 2016, there was an amount of $102 and $45,417 presented in Due from related parties, current and non- current, respectively.

For 2017, 2016 and 2015, interest and other income amounted to $3,855, $1,692, and $2,745, respectively, and is included in "Interest and other income" in the accompanying consolidated statements of operations.

(c)
Diana Enterprises Inc. renamed to Steamship Shipbroking Enterprises Inc., or Steamship: Steamship is a company controlled by the Company's CEO and Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee amended annually on each anniversary of the agreement. For 2017, 2016 and 2015, brokerage fees amounted to $1,800, $1,680, and $1,302, respectively, and are included in "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2017 and 2016, there was no amount due to Steamship included in the accompanying consolidated balance sheets.

(d)
Diana Wilhelmsen Management Limited: As of December 31, 2017, DWM provided management services to ten vessels of the Company's fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels' gross revenues. Management fees for 2017, 2016 and 2015 amounted to $1,883, $1,464, and $405, respectively, and are separately presented as "Management fees to related party" in the accompanying consolidated statements of operations, whereas commercial fees amounted to $260, $124, and $43, respectively, and are included in "Voyage expenses" in the accompanying consolidated statements of operations. As at December 31, 2017 and 2016 there was an amount of $109 and $2, respectively, due to DWM, included in "Due to related parties" in the accompanying consolidated balance sheets.

(e)
Vessel Acquisitions: On February 4, 2016, the Company, through three separate wholly-owned subsidiaries, entered into three Memoranda of Agreement to acquire from a related party three Panamax vessels for an aggregate purchase price of $39,265. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company's Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company. Two of the vessels were delivered in March 2016 and the third was delivered in May 2016 (Note 5).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

5.	Vessels, net book value

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2015	$1,947,992	$(507,189)	$1,440,803

- Acquisitions, improvements and other vessel costs	39,427	-	39,427
- Depreciation for the year	-	(76,318)	(76,318)
Balance, December 31, 2016	$1,987,419	$(583,507)	$1,403,912

- Transfer from advances for vessels under construction and acquisition and other vessel costs	104,858	-	104,858
- Acquisitions, improvements and other vessel costs	67,787	-	67,787
- Vessel disposal	(15,349)	12,834	(2,515)
- Impairment charges	(877,484)	438,573	(438,911)
- Depreciation for the year	-	(81,553)	(81,553)
Balance, December 31, 2017	$1,267,231	$(213,653)	$1,053,578

On February 4, 2016, the Company acquired the vessels Ismene, Selina and Maera for an aggregate purchase price of $39,265. Ismene and Selina were delivered in March 2016 and the Maera was delivered in May 2016.

On October 31, 2016, Houk Shipping Company Inc. provided a notice of cancellation of the shipbuilding contract pursuant to its right under the contract to cancel the contract due to a delay in delivery and to claim a refund of the pre-delivery installments and interest, amounting to $9,413, which the Company received in December 2016.

On January 4, 2017, the Company took delivery of Hull H2548 named San Francisco, and Hull H2549 named Newport News, which were under construction until then for an aggregate contract price of $95,400. As at December 31, 2016, advances for the construction and other vessel costs amounted to $46,863 and are separately presented in the related consolidated balance sheet.

In April 2017, the Company acquired the vessels Astarte, Electra and Phaidra from unaffiliated third party sellers for an aggregate purchase price of $67,250. All three vessels were delivered in May 2017.

On July 25, 2017, the Melite run aground at Pulau Laut, Indonesia. Following this incident, on September 21, 2017, the owners served a notice of frustration of the voyage to the time-charterers and a notice of abandonment to the H&M and IV insurers as it was considered that the extent of damages and the estimated cost of repairs were such that the vessel constituted a constructive total loss. As of September 30, 2017, the vessel's net book value was reduced to its scrap value of $2,515 resulting in an impairment of $19,807 which is included in "Impairment loss", in the 2017 accompanying consolidated statement of operations. The vessel, which was insured for a value of $14,000 to H&M insurers, was sold to an unrelated third party at the recorded price in October 2017, and in November 2017, the Company received the balance of the insured value of the vessel amounting to $11,528, which is included in "Insurance recoveries, net of other loss" in the accompanying statement of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As at December 31, 2017, the Company's estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of certain vessels over their remaining useful lives and their eventual disposition was less than their carrying amount.  During the last quarter of 2017, the Company's management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 are extraordinary. In this respect the Company's management decided to exclude from the 10-year average of 1 year time charters these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. The Company performed the exercise discussed above which resulted to recording an impairment on certain vessels' carrying value (Note 2). Accordingly, the Company recognized an aggregate impairment loss of $422,466, which is included in "Impairment loss" in the 2017 accompanying consolidated statement of operations of which $3,362 was recognized in "Deferred charges, net". The change in the assumption resulted to an increased impairment loss, net loss and net loss attributed to common stockholders of $287,074, or $3.0 loss per share. The fair value of the vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on last done deals of sale of vessels with similar characteristics, such as type, size and age.

6.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2015	$26,365	$(2,876)	$23,489

- Additions in property and equipment	217	-	217
- Depreciation for the year	-	(592)	(592)
Balance, December 31, 2016	$26,582	$(3,468)	$23,114

- Additions in property and equipment	104	-	104
- Depreciation for the year	-	(568)	(568)
- Disposal of assets	(3)	3	-
Balance, December 31, 2017	$26,683	$(4,033)	$22,650

7.          Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2017	2016
8.5% Senior Unsecured Notes	63,250	63,250
Secured Term Loans	541,543	539,467
Total debt outstanding	$604,793	$602,717
Less related deferred financing costs	(3,409)	(4,536)
Total debt, net of deferred financing costs	$601,384	$598,181
Less: Current portion of long term debt, net of deferred financing costs current	(60,763)	(65,072)
Long-term debt, net of current portion and deferred financing costs, non-current	$540,621	$533,109

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

8.5% Unsecured Senior Notes: On May 20, 2015, the Company offered $63,250 aggregate principal amount of 8.5% Senior Notes due 2020 (the "Notes"), including an overallotment, at the price of $25.0 per Note, pursuant to an approval obtained by a special committee of the Board of Directors. As part of the offering, the underwriters sold $12,750 aggregate principal amount of the Notes to, or to entities affiliated with, the Company's chief executive officer, Mr. Simeon Palios, and other executive officers and certain directors of the Company at the public offering price. The proceeds, net of underwriting discount and offering expenses, amounting to $61,180, are included in "Long-term debt, net of deferred financing costs, non-current" in the accompanying consolidated balance sheets. As of May 29, 2015, the Notes are trading on the NYSE under the ticker symbol "DSXN".

The Notes bear interest from May 28, 2015 at a rate of 8.5% per year and will mature on May 15, 2020. Interest is payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2015. Since May 15, 2017, the Company may redeem the Notes at its option, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes include financial and other covenants, including maximum net borrowings and minimum tangible net worth.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 3%. Their maturities range from January 2019 to March 2032. For 2017 and 2016, the weighted average interest rates of the secured term loans were 3.38% and 2.79%, respectively.

As at December 31, 2017, the Company had the following agreements with banks:

On October 22, 2009, the Company, through a wholly-owned subsidiary, entered into a $40,000 loan agreement with Bremer Landesbank ("Bremer") to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $900 each plus one balloon installment of $4,000 to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, the Company, through two wholly-owned subsidiaries, entered into a loan agreement with Export-Import Bank of China ("CEXIM Bank") and DnB NOR Bank ASA ("DnB") to finance part of the construction cost of the Los Angeles and the Philadelphia, for an amount of up to $82,600, of which $72,100 was drawn on delivery. The Lae advance is repayable in 40 quarterly installments of approximately $628 each and a balloon of $12,332 payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $581 each and a balloon of $11,410 payable together with the last installment on May 18, 2022. Pursuant to an amendment of the loan agreement dated May 18, 2017, each of the individual banks are allowed to demand repayment in full of such bank's contribution in any or all advances on August 16, 2019. If one or more banks (acting through the agent) exercise such right in respect of an advance, the borrowers shall be obliged to repay each such bank's contribution in that advance in full on such date. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On September 13, 2011, the Company through one wholly-owned subsidiary entered into a loan agreement with Emporiki Bank of Greece S.A. ("Emporiki") for a loan of up to $15,000 to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank ("Credit Agricole") entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On May 24, 2013, the Company through two wholly-owned subsidiaries entered into a loan agreement with CEXIM Bank and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15,000 for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250 each and a balloon of $10,250 payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

On January 9, 2014, the Company through two wholly-owned subsidiaries entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18,000 to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8,500 assigned to Melite and one of $9,500 assigned to Artemis. Tranche A was repayable in 24 equal consecutive quarterly installments of $196 each; and a balloon of $3,800 payable on January 13, 2020. As a result of the grounding incident of the Melite mentioned in Note 5 and the subsequent sale of the vessel, the respective loan balance was repaid in full in October 2017. Tranche B is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022.

On December 18, 2014, the Company through two wholly-owned subsidiaries entered into a loan agreement with BNP Paribas ("BNP"), for a loan facility of up to $55,000 to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios, of which $53,500 was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,466 payable on November 30, 2021.

On March 17, 2015, the Company, through eight separate wholly-owned subsidiaries, entered into a loan agreement with Nordea Bank AB, London Branch, for a secured term loan facility of up to $110,000, to refinance the existing indebtedness with the bank and for general corporate and working capital purposes. On March 19, 2015, the Company drew down $93,080 and repaid the then existing indebtedness with the bank amounting to $38,345. The loan is repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
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

On January 7, 2016, the Company, through three wholly-owned subsidiaries, entered into a secured loan agreement with the Export-Import Bank of China for a loan of up to $75,735 in order to finance part of the construction cost of Newport News, San Francisco (Note 5) and Hull DY6006. The tranche for Hull DY6006, whose shipbuilding contract was cancelled on October 31, 2016, was cancelled and on February 6, 2017, pursuant to a Deed of Release with the bank the owner of Hull DY6006 was released of all of its obligations under the loan agreement as borrower. On January 4, 2017, the Company drew down $57,240. The loan is repayable in 60 equal quarterly instalments of $954 each by March 12, 2032 and bears interest at LIBOR plus a margin of 2.3%.

On March 29, 2016, the Company, through two wholly-owned subsidiaries, entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25,755, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene. The loan is payable in eight consecutive quarterly installments of $855 each and a balloon installment of $18,915 payable together with the last installment by June 30, 2019. The first repayment installment was repaid on September 30, 2017. The loan bears interest at LIBOR plus a margin of 3%.

On May 10, 2016, the Company, through one wholly-owned subsidiary, entered into a term loan agreement with DNB Bank ASA and the Export-Import Bank of China for a loan of $13,510, drawn on the same date, being the purchase price of the Maera. The loan is payable in seven equal consecutive quarterly installments of about $20 each, four equal consecutive quarterly installments of about $283 and a balloon of about $12,242 payable together with the last installment on January 4, 2019. The loan bears interest at LIBOR plus a margin of 3% per annum. According to the terms of the loan agreement, the Company will prepay an additional amount of $289 in the first quarter of 2018, which will be deducted from the balloon, and which is included in "Current portion of long term debt, net of deferred financing costs, current".

Under the secured term loans outstanding as of December 31, 2017, 46 vessels of the Company's fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $968,083. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. As at December 31, 2017 and 2016, the restricted cash, which relates to minimum cash deposits required to be maintained at all times under the Company's loan facilities, amounted to $25,000 and $23,000, respectively and is included in "Restricted cash" in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As at December 31, 2017, the Company was in compliance with all of its loan covenants.

As at December 31, 2016, the Company was not in compliance with the minimum security cover requirement of its loan agreement with BNP Paribas dated July 22, 2015. The shortfall was estimated by the Company to be $25,650 and an amount of $19,731, representing the amount which would have to be paid to the bank, was reclassified from non-current debt to the "Current portion of long-term debt, net of deferred financing costs, current" in the 2016 accompanying consolidated balance sheet.

The maturities of the Company's debt facilities described above, as at December 31, 2017, and throughout their term, are shown in the table below. The table does not include the right of each of the lenders of a secured term loan to demand prepayment of their advance in August 2019 of the then outstanding balance of such advance, subject to a written notification:

Period	Principal Repayment
January 1, 2018 to December 31, 2018	$62,059
January 1, 2019 to December 31, 2019	119,342
January 1, 2020 to December 31, 2020	183,132
January 1, 2021 to December 31, 2021	132,494
January 1, 2022 to December 31, 2022	72,468
January 1, 2023 and thereafter	35,298
Total	$604,793

8.	Commitments and Contingencies

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

b)
Pursuant to the loan agreement with Diana Containerships Inc. dated June 30, 2017 (Note 4(b)), Diana Containerships is required to pay, on the termination date of the loan, an additional $5,000 interest-bearing discount premium, which is not included in Due from related parties in the accompanying 2017 balance sheet.

c)
As at December 31, 2017, all of the Company's vessels were fixed under time charter agreements. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2017 and until their expiration was as follows:

Period	Amount
Year 1	$95,851
Year 2	10,129
Total	$105,980

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

9.	Capital Stock and Changes in Capital Accounts

(a)
Preferred stock: As at December 31, 2017 and 2016, the Company's authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares and 5,000,000 are designated as Series B Preferred Shares.

As at December 31, 2017 and 2016, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share and zero Series A Participating Preferred Shares issued and outstanding. Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2017, 2016, and 2015, dividends on Series B preferred shares amounted to $5,769. At any time on or after February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

(b)
Common Stock: The Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(c)
Offering of common shares: On April 26, 2017, the Company issued a total 20,125,000 common shares, at a price of $4.00 per share, in a public offering.  As part of the offering, entities affiliated with Simeon Palios, the Company's Chief Executive Officer and Chairman, executive officers and certain directors, purchased an aggregate of 5,500,000 common shares at the public offering price. The net proceeds from the offering after underwriting discounts and other offering expenses were $77,311.

(d)
Incentive plan: In November 2014, the Company's board of directors approved to adopt the 2014 Equity Incentive Plan, for 5,000,000 shares, of which as at December 31, 2017, 2,924,759 remained reserved for issuance.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Restricted stock during 2017, 2016 and 2015 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2014	2,491,834	$9.30
Granted	1,100,000	6.91
Vested	(827,522)	9.57
Outstanding at December 31, 2015	2,764,312	$8.27
Granted	2,150,000	2.26
Vested	(971,646)	8.67
Outstanding at December 31, 2016	3,942,666	$4.89
Granted	1,310,000	3.95
Vested	(1,611,549)	5.46
Outstanding at December 31, 2017	3,641,117	$4.30

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. On May 11, 2017, after the resignation of one board member, the total amount of his unvested shares up to that date became vested at a compensation cost of $662. For 2017, 2016, and 2015, an amount of $8,232, $8,313, and $8,279, respectively, was recognized in "General and administrative expenses" presented in the accompanying consolidated statements of operations.

At December 31, 2017 and 2016, the total unrecognized cost relating to restricted share awards was $10,509 and $13,567, respectively. At December 31, 2017, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.97 years.

(e)
Share Repurchase Agreement: On May 22, 2014, the Company's Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company's common stock. During 2015, the Company repurchased and retired 413,804 shares at an aggregate cost of approximately $2,673 and none during 2016 and 2017.

10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2017	2016	2015
Interest expense	$24,978	$19,523	$13,922
Amortization of financing costs	1,455	1,503	1,364
Commitment fees and other costs	195	923	269
Total	$26,628	$21,949	$15,555

Total interest on long-term debt for 2017, 2016 and 2015 amounted to $24,991, $21,009, and $14,622, respectively, of which $13, $1,486, and $700, respectively, were capitalized and included "Vessels, net book value", in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11.	Loss per Share

All common shares issued (including the restricted shares issued under the Company's incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method. For the 2017, 2016 and 2015 and on the basis that the Company incurred losses, the effect of incremental shares would be anti-dilutive and therefore basic and diluted loss per share was the same.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2017	2016	2015
Net loss	$(511,714)	$(164,237)	$(64,713)
Less dividends on series B preferred shares	$(5,769)	$(5,769)	$(5,769)
Net loss attributed to common stockholders	(517,483)	(170,006)	(70,482)

Weighted average number of common shares, basic and diluted	95,731,093	80,441,517	79,518,009
Loss per share, basic and diluted	$(5.41)	$(2.11)	$(0.89)

12.	Income Taxes

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
December 31, 2017
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2017, 2016 and 2015 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2017, 2016 and 2015, the Company would be subject to U.S. federal income tax of approximately $136, $80 and $166, respectively, in the absence of an exemption under Section 883.

13.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of long-term loan receivable from Diana Containerships also approximates its recorded value, due to its variable interest rate. The fair value of the Senior Unsecured Notes (Note 7) having a fixed interest rate amounted to $64,970 as of December 31, 2017, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument on that date as stated under the ticker Symbol "DSXN" on the NYSE.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

14.	Subsequent Events

a)
Series B Preferred Stock Dividends: On January 16, 2018, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 12, 2018.

b)
Annual Incentive Bonus: On February 21, 2018 the Company's Board of Directors approved the grant of 1,800,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2014 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was about $6,876 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

c)	Loan Prepayment: On March 12, 2018 the Company received an amount of $8,379 as partial prepayment under the loan with Diana Containerships, decreasing the loan receivable to $74,238 (Note 4(b)).