Form 20-F
period 2018-12-31
DIANA SHIPPING INC.
filed 2019-03-12
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

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

As of December 31, 2018, there were 103,764,351 shares of the registrant’s common stock outstanding

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
 ☒ Yes          ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes         ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” and “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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
  ☐ Yes          ☐ No

FORWARD-LOOKING STATEMENTS

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe”, “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

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

The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$226,189	$161,897	$114,259	$157,712	$175,576
Impairment loss	-	442,274	-	-	-
Operating income/(loss)	38,250	(483,987)	(88,321)	(47,177)	(18,204)
Net income/(loss)	16,580	(511,714)	(164,237)	(64,713)	(10,268)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)	(5,769)	(5,080)
Income/(loss) attributed to common stockholders	10,811	(517,483)	(170,006)	(70,482)	(15,348)
Earnings/(loss) per common share, basic and diluted	0.10	(5.41)	(2.11)	(0.89)	(0.19)
Weighted average number of common shares, basic	103,736,742	95,731,093	80,441,517	79,518,009	81,292,290
Weighted average number of common shares, diluted	104,715,883	95,731,093	80,441,517	79,518,009	81,292,290

	As of and for the
	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Balance Sheet Data:
Total assets	$1,187,796	$1,246,722	$1,668,663	$1,836,965	$1,787,122
Total current liabilities	125,156	80,441	78,225	58,889	98,092
Capital stock	1,063,709	1,071,587	986,044	977,731	972,125
Long-term debt (including current portion), net of deferred financing costs	530,547	601,384	598,181	600,071	484,256
Total stockholders’ equity	627,684	624,758	1,056,589	1,218,366	1,282,226
Cash Flow Data:
Net cash provided by/(used in) operating activities	$79,930	$23,413	$(20,998)	$23,945	$44,910
Net cash provided by/(used in) investing activities	99,370	(152,333)	(41,619)	(155,637)	(152,513)
Net cash provided by/(used in) financing activities	(93,702)	73,587	(9,459)	106,009	85,871

	As of and for the
	Year Ended December 31,
	2018	2017	2016	2015	2014

Fleet Data:
Average number of vessels (1)	49.9	49.6	45.2	40.8	37.9
Number of vessels at year-end	48.0	50.0	46.0	43.0	39.0
Weighted average age of vessels at year-end (in years)	9.1	8.4	8.2	7.4	7.1
Ownership days (2)	18,204	18,119	16,542	14,900	13,822
Available days (3)	17,964	17,890	16,447	14,600	13,650
Operating days (4)	17,799	17,566	16,354	14,492	13,564
Fleet utilization (5)	99.1%	98.2%	99.4%	99.3%	99.4%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$12,179	$8,568	$6,106	$9,739	$12,081
Daily vessel operating expenses (7)	5,247	4,987	5,196	5,924	6,289

__________________
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

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$226,189	$161,897	$114,259	$157,712	$175,576
Less: voyage expenses	(7,405)	(8,617)	(13,826)	(15,528)	(10,665)
Time charter equivalent revenues	$218,784	$153,280	$100,433	$142,184	$164,911

Available days	17,964	17,890	16,447	14,600	13,650
Time charter equivalent (TCE) rate	$12,179	$8,568	$6,106	$9,739	$12,081

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common stock and our Series B Preferred Shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for the payment of dividends on our shares and interest on our loan facilities and Bond, or the trading price of our securities.

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have declined significantly from historically high levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, more than half of our vessels are scheduled to come off of their current charters in 2019, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for dry bulk vessel capacity include:

●	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

●	natural disasters and other disruptions in international trade;

●	disruptions and developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of dry bulk vessel capacity include:

●	the number of newbuilding orders and deliveries, including slippage in deliveries;

●	the number of shipyards and ability of shipyards to deliver vessels;

●	port and canal congestion;

●	the scrapping rate of older vessels;

●	speed of vessel operation;

●	vessel casualties; and

●	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2018 BDI ranged from a low of 948 in April to a high of 1,774 in July and remains at comparatively low levels relative to historical highs and there can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including continuing economic weakness in the European Union, or the EU. Deterioration in the global economy has caused, and could in the future cause, a decrease in worldwide demand for certain goods and, thus, shipping. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

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

Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to be approximately 6.5% for the year ended December 31, 2018, which is 0.3% lower than the growth rate for the year ended December 31, 2017. This forecasted growth rate would be China's slowest growth rate in 25 years. Our earnings and ability to grow our fleet would likely be impeded by an economic downturn in China or other countries in the Asia Pacific region.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our earnings, financial condition and cash flows.

Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers’ shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business.

For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

In addition, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The current U.S. president was elected on a platform promoting trade protectionism and his election has created uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Additionally, in March 2018, the U.S. President announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and earnings.

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

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 36 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years.  Although dry bulk newbuilding deliveries have tapered off since 2014, newbuildings continued to be delivered through the end of 2018. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, more than half of our vessels are scheduled to come off of their current charters in 2019, based on their earliest redelivery date, for which we may be seeking new employment.

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

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

World events could affect our earnings and financial condition.

Continuing conflicts and recent developments in the Middle East, Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

Furthermore, the operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings, and ability to pay dividends, if any, in the future, and interest on our Bond. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to countrywide U.S. sanctions, including Iran, North Korea, Sudan and Syria. Since July 11, 2011, none of our vessels have called on ports in North Korea, Sudan or Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect.  Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.

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

U.S. sanctions prohibiting certain conduct that was permitted under the JCPOA was not actually repealed or permanently terminated.  Rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions were not be permanently "lifted."  On October 13, 2017, the U.S. President announced that he would not certify Iran’s compliance with the JCPOA.  This did not withdraw the United States from the JCPOA or reinstate any sanctions. On May 8, 2018, President Trump announced his decision to cease U.S. participation in the JCPOA and to reimpose the U.S. nuclear-related sanctions that were previously lifted, following two wind-down periods.  The second wind-down period ended on November 4, 2018.

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

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR has become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

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

The market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

●	the prevailing level of charter hire rates;

●	general economic and market conditions affecting the shipping industry;

●	competition from other shipping companies and other modes of transportation;

●	the types, sizes and ages of vessels;

●	the supply of and demand for vessels;

●	applicable governmental or other regulations;

●	technological advances;

●	the need to upgrade vessels as a result of chaterer requirements, technological advances in vessel design or equipment or otherwise; and

●	the cost of newbuildings.

The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in our current and future loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As at December 31, 2018, we were in compliance with all of the covenants in our loan facilities. If we are not able to comply with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels.

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

The effects of the Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

As a result of the economic slump in Greece and the capital controls imposed by the Greek government in June 2015, Diana Shipping Services S.A., our manager which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Although the Greek economy showed signs of improvement since 2017, conditions may worsen in the future, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

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

We have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2018, we had $534.9 million outstanding under our facilities and bond. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer, Mr. Andreas Michalopoulos; our Chief Strategy Officer, Mr. Ioannis Zafirakis and our Chief Operating Officer, Mrs. Semiramis Paliou. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Performance Shipping.

Certain of our officers and directors are officers and directors of Performance Shipping Inc. (formerly known as Diana Containerships Inc. until February 2019), or Performance Shipping, and have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, as well as a duty to the shareholders of Performance Shipping.  Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Performance Shipping and to us are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 48 vessels in operation, having a combined carrying capacity of 5.7 million dead weight tons, or dwt, and a weighted average age of 9.3 years as of the date of this report. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by our outstanding loan facilities fluctuate with changes in LIBOR, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks, currently reporting information used to set LIBOR, will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2018, 2017, and 2016, approximately 55%, 43% and 54%, respectively, of our revenues were derived from five, three and four charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2018 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2018 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See “Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

U.S. federal tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income”.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or “IRS”, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See “Item 10. Additional Information—E. Taxation–United States Taxation of U.S. Holders–PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC

Risks Relating to Our Common Stock

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

Our policy, prior to suspension of our dividend, was to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after accounting for cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan facilities, may limit our ability to pay dividends.  Further, under the terms of our loan agreements, we may not be permitted to pay dividends that would result in an event of default or if an event of default has occurred and is continuing.

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

As of the date of this annual report, Mr. Simeon Palios, our Chief Executive Officer and Chairman of the Board, beneficially owns 15,513,891 shares, or approximately 14.7% of our outstanding common stock, which is held indirectly through entities over which he exercises sole voting power. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to a company controlled by Mr. Palios. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock, Mr. Palios controls 22.5% of the vote of any matter submitted to the vote of the common shareholders. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mr. Palios and the entities controlled by Mr. Palios have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as our Chairman continues to own a significant amount of our equity, even though the amount held by him represents less than 50% of our voting power, he will continue to be able to exercise considerable influence over our decisions. The interests of these shareholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which, as of December 31, 2018, 103,764,351 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

These provisions include:

●	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

●	prohibiting shareholder action by written consent;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Since February 14, 2019, we may, at our option, redeem Series B Preferred Shares, in whole or in part, at any time or from time to time. We may have an incentive to redeem Series B Preferred Shares voluntarily if market conditions allow us to issue other preferred shares or debt securities at a rate that is lower than the dividend on the Series B Preferred Shares. If we redeem Series B Preferred Shares, then from and after the redemption date, your dividends will cease to accrue on your Series B Preferred Shares, your Series B Preferred Shares shall no longer be deemed outstanding and all your rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we redeem the Series B Preferred Shares for any reason, you may not be able to reinvest the redemption price you receive in a similar security.

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

Item 4.                  Information on the Company
B.	History and development of the Company

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company’s articles of incorporation were amended. Under the amended and restated articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.  Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Bulk Carriers (USA) LLC, established in September 2006, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.dianashippinginc.com.

Business Development and Capital Expenditures and Divestitures

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

In February 2016, we acquired from a related party three Panamax vessels for an aggregate price of $39.3 million. Two of the vessels, the Selina and the Ismene, were delivered in March 2016 and the third vessel, the Maera, was delivered in May 2016. The Company had agreed to acquire the vessels from entities affiliated with Mrs. Semiramis Paliou and Mrs. Aliki Paliou, each of whom is a family member of the Company’s Chief Executive Officer and Chairman of the Board. Mrs. Semiramis Paliou is also a director of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company’s independent directors and each of its executive directors other than Mrs. Semiramis Paliou and Mr. Simeon Palios. The agreed upon purchase price of the vessels was based, among other factors, on independent third party broker valuations obtained by the Company.

In March 2016, we entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.755 million, drawn on March 30, 2016, to finance the acquisition cost of the Selina and the Ismene.

On May 10, 2016, we entered into a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, to finance the acquisition cost of the Maera.

In September 2016, we entered into an amendment to the loan agreement with Performance Shipping, dated May 20, 2013 and amended in September 2015, pursuant to which the repayment of all outstanding principal amounts was deferred until the later of (i) the repayment or prepayment in full by Performance Shipping of a deferred amount under its loan agreement with The Royal Bank of Scotland plc, whose repayment was scheduled to commence on March 15, 2019 and to be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changed the borrower under the loan to another wholly-owned subsidiary of Performance Shipping and provided for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

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

In May 2017, we acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, in exchange for a reduction of $3.0 million in the principal amount of our loan to Performance Shipping, dated May 20, 2013, as amended. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Performance Shipping and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Performance Shipping. The acquisition of shares of Series C Preferred Stock was approved by an Independent Committee of our Board of Directors.

In June 2017, we refinanced our unsecured loan facility with Performance Shipping with a new secured loan facility of $82.6 million, which included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million payable at maturity, plus an additional loan amount to Performance Shipping of $40.0 million. The loan also had an additional $5.0 million interest-bearing discount premium, bore interest at the rate of 6% per annum for the first twelve (12) months of the loan, scaled to 9% for the next three (3) months, and further scaled to 12% for the remaining three (3) months of the loan. The loan was fully repaid by Performance Shipping in July 2018.

In July 2017, the Melite run aground at Pulau Laut, Indonesia, following which, the vessel was considered a constructive total loss. In October 2017, the vessel was sold to an unrelated third party for demolition, on an “as is where is” basis, for approximately $2.5 million, before commissions. As a result of this sale, the outstanding balance of the loan assigned to the vessel amounting to $5.8 million was also prepaid. On November 14, 2017, the Company also received the balance of the insured value (net of the price sold and commissions), amounting to $11.5 million.

In July 2018, the Company signed a term loan facility with BNP Paribas for up to $75 million with maturity date on July 16, 2023, secured by the vessels Alcmene, Seattle, Electra, Phaidra, Astarte, G P. Zafirakis and P.S. Palios. The proceeds from the loan facility together with available cash were used to voluntarily prepay in full the balance of $130 million of the existing credit facility with BNP Paribas dated June 22, 2015 which had maturity date on July 24, 2020. The new loan facility has resulted in the release of mortgages on 17 of the Company’s vessels as of that date.

In September 2018, the Company issued $100 million of senior unsecured bond maturing in September 2023 and callable beginning three years after issuance, or the Bond. In addition, the Company may issue up to an additional $25 million of the Bond on one or more occasions. The Bond offering was priced with a U.S. dollar fixed-rate coupon of 9.50%. Interest will be payable semi-annually in arrears in March and September of each year, commencing in March 2019. Since December 4, 2018, the Bond is listed on the Oslo Stock Exchange under the ticker symbol “DIASH01”.

In September 2018, using part of the proceeds from the Bond, the Company exercised its option to redeem all of its outstanding 8.50% Senior Notes due 2020 (NYSE: DSXN), or the Notes, of which an aggregate principal amount of approximately $63.25 million was outstanding. The redemption date was October 29, 2018 and the redemption price was 100% of the principal amount of the Notes, or $25.00 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption. Following the redemption, the Notes were delisted from the New York Stock Exchange.

In November 2018, the Company, through, separate wholly-owned subsidiaries, entered into two Memoranda of Agreement to sell to an unaffiliated third party, the 2001-built vessel Triton for a sale price of $7.35 million before commissions and the 2001-built vessel Alcyon, for a sale price of $7.45 million before commissions. Both vessels were delivered to their new owners in December 2018.

In December 2018, the Company completed a tender offer to purchase 4,166,666 shares, or about 3.86%, of its outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share, or $15 million, in the aggregate.

In January 2019, the Company issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of approximately $1.07 million. The Series C Preferred Stock will vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the issuer.

In February 2019,  the Company signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to sell to two affiliated parties, the vessels Danae and  Dione, each a 2001-built dry bulk vessel for $7.2 million each. The sale of the vessels was approved by disinterested directors of the Company and the vessels were sold at a price equal to the higher of two independent broker valuations. The Company expects the Danae to be delivered to her buyer by June 28, 2019 and the Dione to her buyer by April 15, 2019.

In February 2019, the Company commenced a tender offer to purchase 5,178,571 shares, or about 4.9%, of its outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share, or $14.5 million, net to the seller, in cash, less any applicable withholding taxes and without interest. The tender offer is scheduled to expire on March 27, 2019.

In March 2019, the Company, through two wholly owned subsidiaries, entered into a $19.0 million loan agreement with DNB Bank ASA, for working capital. The loan will be available until March 20, 2019 and will be repayable by March 20, 2024.

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of our loan facilities.

B.	Business overview
We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels.

As of December 31, 2018 and the date of this report, our operating fleet consists of 48 dry bulk carriers, of which 20 are Panamax, five are Kamsarmax, five are Post-Panamax, 14 are Capesize and four are Newcastlemax vessels, having a combined carrying capacity of approximately 5.7 million dwt and a weighted average age of 9.1 years and 9.3 years, respectively. As of the date of this report, we have agreed to sell the vessels Dione and Danae to affiliated companies, with deliveries to their new buyers expected in April and June 2019, respectively.

As of December 31, 2017, our fleet consisted of 50 vessels of which 22 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.8 million dwt, and a weighted average age of 8.4 years.

As of December 31, 2016, our fleet consisted of 46 vessels of which 23 were Panamax, four were Kamsarmax, three were Post-Panamax, 14 were Capesize and two were Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt, and a weighted average age of 8.2 years. In addition, we had two vessels under construction which were delivered in January 2017.

During 2018, 2017 and 2016, we had a fleet utilization of 99.1%, 98.2% and 99.4%, respectively, our vessels achieved daily time charter equivalent rates of $12,179, $8,568 and $6,106, respectively, and we generated revenues of $226.2 million, $161.9 million and $114.3 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 11, 2019.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	20 Panamax Bulk Carriers

1	DANAE	A	$10,000	5.00%	Phaethon International Company AG	22-Dec-17	7-Feb-19
			$8,100	5.00%		7-Feb-19	7-Jan-20 - 7-Apr-20	1
	2001 75,106
2	DIONE	A	$10,350	5.00%	Ausca Shipping Limited, Hong Kong	23-Jan-18	23-Mar-19 - 23-Apr-19	2,3,4
	2001 75,172
3	NIREFS	A	$10,750	3.75%	Hudson Shipping Lines Incorporated	11-Aug-18	11-Jul-19 - 11-Oct-19
	2001 75,311
4	OCEANIS	A	$10,350	5.00%	Ausca Shipping Limited, Hong Kong	16-Nov-18	1-Jan-20 - 31-Mar-20
	2001 75,211
5	THETIS	B	$10,650	3.75%	Hudson Shipping Lines Incorporated	16-Nov-18	16-Jan-20 - 16-Apr-20
	2004 73,583
6	PROTEFS	B	$11,000	3.75%	Hudson Shipping Lines Incorporated	19-Sep-18	4-Sep-19 - 19-Dec-19
	2004 73,630
7	CALIPSO	B	$12,200	5.00%	Glencore Agriculture B.V., Rotterdam	12-Mar-18	28-May-19 - 12-Sep-19
	2005 73,691
8	CLIO	B	$10,600	5.00%	Ausca Shipping Limited, Hong Kong	10-Nov-18	10-Sep-19 - 10-Dec-19
	2005 73,691
9	NAIAS	B	$10,000	5.00%	Phaethon International Company AG	26-Nov-17	26-Jan-19
			$10,000	5.00%		26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
10	ARETHUSA	B	$12,600	5.00%	Glencore Agriculture B.V., Rotterdam	27-Apr-18	27-Apr-19 - 27-Jul-19
	2007 73,593
11	ERATO	C	$10,500	5.00%	Phaethon International Company AG	30-Dec-17	18-Mar-19 - 30-May-19	4
	2004 74,444
12	CORONIS	C	$11,300	5.00%	CJ International Italy Societa Per Azioni	10-Oct-18	11-Aug-19 - 11-Nov-19
	2006 74,381
13	MELIA		$12,000	5.00%	United Bulk Carriers International S.A., Luxemburg	28-Apr-18	28-Sep-19 - 28-Dec-19
	2005 76,225
14	ARTEMIS		$12,600	5.00%	Ausca Shipping Limited, Hong Kong	17-Sep-18	17-Sep-19 17-Dec-19
	2006 76,942

15	LETO		$12,500	5.00%	Glencore Agriculture B.V., Rotterdam	10-Jan-18	10-May-19 - 25-Aug-19
	2010 81,297
16	SELINA	D	$12,250	5.00%	BG Shipping Co., Limited, Hong Kong	6-Feb-18	6-Jun-19 - 6-Sep-19
	2010 75,700
17	MAERA	D	$11,750	5.00%	ST Shipping and Transport Pte. Ltd., Singpore	4-Jul-18	10-Feb-19
			$7,000	5.00%	Glencore Agriculture B.V., Rotterdam	10-Feb-19	27-Mar-19
			$9,450	5.00%		27-Mar-19	10-Apr-20 - 10-Jul-20
	2013 75,403
18	ISMENE		$12,125	5.00%	Koch Shipping Pte. Ltd., Singapore	12-Dec-18	1-Jan-20 - 31-Mar-20
	2013 77,901
19	CRYSTALIA	E	$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	28-Jan-19	5,6
			$10,500	5.00%		2-Mar-19	2-May-20 - 2-Aug-20
	2014 77,525
20	ATALANDI	E	$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Apr-18	27-Jun-19 - 27-Sep-19
	2014 77,529
	5 Kamsarmax Bulk Carriers
21	MAIA	F	$13,300	5.00%	Glencore Agriculture B.V., Rotterdam	12-Nov-18	1-Jan-20 - 31-Mar-20
	2009 82,193
22	MYRSINI	F	$12,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-Dec-18	22-Oct-19 - 22-Dec-19
	2010 82,117
23	MEDUSA	F	$14,000	4.75%	Cargill International S.A., Geneva	3-Sep-18	3-Oct-19 - 3-Dec-19
	2010 82,194
24	MYRTO	F	$14,000	4.75%	Cargill International S.A., Geneva	25-Apr-18	25-May-19 - 25-Jul-19
	2013 82,131
25	ASTARTE		$14,250	5.00%	Glencore Agriculture B.V., Rotterdam	16-Oct-18	16-Dec-19 - 16-Mar-20
	2013 81,513
	5 Post-Panamax Bulk Carriers
26	ALCMENE		$11,500	5.00%	BG Shipping Co., Limited, Hong Kong	21-Nov-18	21-Oct-19 - 21-Jan-20
	2010 93,193
27	AMPHITRITE	G	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	27-Jan-19
			$12,750	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Jan-19	27-Mar-20 - 27-Jun-20	7
	2012 98,697
28	POLYMNIA	G	$16,000	4.75%	Cargill International S.A., Geneva	9-Jul-18	9-Sep-19 - 9-Dec-19
	2012 98,704
29	ELECTRA	H	$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	19-Oct-18	15-Sep-19 - 15-Dec-19
	2013 87,150

30	PHAIDRA	H	$12,700	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Jan-18	14-Mar-19 - 13-Apr-19	4
	2013 87,146
	14 Capesize Bulk Carriers
31	NORFOLK		$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	1-Sep-19 - 1-Dec-19
	2002 164,218
32	ALIKI		$18,000	5.00%	SwissMarine Services S.A., Geneva	9-Apr-18	9-Dec-19 - 9-Feb-20
	2005 180,235
33	BALTIMORE		$18,050	5.00%	Koch Shipping Pte. Ltd., Singapore	6-Jun-18	22-May-19 - 21-Aug-19
	2005 177,243
34	SALT LAKE CITY		$16,250	4.75%	Cargill International S.A., Geneva	1-May-18	14-Mar-19	8,9
			$9,750	4.75%		14-Mar-19	14-Nov-20 - 14-Feb-21	10
	2005 171,810
35	SIDERIS GS	I	$15,350	5.00%	Berge Bulk Shipping Pte. Ltd., Singapore	15-Dec-18	15-Dec-19 - 30-Mar-20
	2006 174,186
36	SEMIRIO	I	$20,050	5.00%	Pacific Bulk Cape Company Limited, Hong Kong	1-Sep-18	1-Jul-19 - 16-Sep-19
	2007 174,261
37	BOSTON	I	$17,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	6-Dec-17	6-Apr-19 - 6-Jul-19
	2007 177,828
38	HOUSTON	I	$19,000	5.00%	SwissMarine Services S.A., Geneva	9-May-18	17-Feb-19
			$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	17-Apr-20 - 1-Aug-20
	2009 177,729
39	NEW YORK	I	$16,000	5.00%	DHL Project & Chartering Limited, Hong Kong	2-Feb-18	2-Jun-19 - 2-Sep-19
	2010 177,773
40	SEATTLE	J	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20 - 24-Jul-20
	2011 179,362
41	P. S. PALIOS	J	$17,350	5.00%	Koch Shipping Pte. Ltd., Singapore	24-May-18	9-Jun-19 - 24-Aug-19
	2013 179,134
42	G. P. ZAFIRAKIS	K	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20 - 31-Aug-20
	2014 179,492
43	SANTA BARBARA	K	$20,250	4.75%	Cargill International S.A., Geneva	24-Apr-18	9-Oct-19 - 9-Dec-19
	2015 179,426
44	NEW ORLEANS		$21,000	5.00%	SwissMarine Services S.A., Geneva	24-Mar-18	12-Mar-19 - 30-Mar-19	4
	2015 180,960

	4 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$19,150	5.00%	SwissMarine Services S.A., Geneva	16-Apr-18	6-Mar-19
			$13,250	5.00%		6-Mar-19	6-Jun-20 - 6-Sep-20
	2012 206,104
46	PHILADELPHIA	L	$20,000	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Jun-18	3-Feb-20 - 18-May-20
	2012 206,040
47	SAN FRANCISCO	M	$24,000	5.00%	Koch Shipping Pte. Ltd., Singapore	14-May-18	5-Mar-19
			$16,000	5.00%		5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
48	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	25-Feb-19
			$16,500	5.00%		25-Feb-19	25-Jun-20 - 25-Sep-20
	2017 208,021
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel sold and expected to be delivered to her new Owners at the latest by June 28, 2019.
2 Vessel off hire for drydocking from December 17, 2018 to January 12, 2019.
3 Vessel sold and expected to be delivered to her new Owners at the latest by April 15, 2019.
4 Based on latest information.
5 Charterers have agreed to pay the average value between ''P2A_03 Skaw - Gibraltar trip to Taiwan - Japan'' and ''P3A_03 Japan - South Korea transpacific round voyage'', as published by the Baltic Exchange on January 18, 2019, for the excess period commencing from January 18, 2019.

6 Vessel on scheduled drydocking from January 30, 2019 to March 2, 2019.
7 The charter rate was US$5,000 per day for the first 5 days of the charter period.
8 Charterers have agreed to pay Owners as daily hire, for the period from March 1, 2019 until the actual redelivery date and time, the current charterparty agreed hire rate.
9 Estimated redelivery date from the charterers.
10 Estimated delivery date to the charterers.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels’ gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay DWM a commission which is a percentage of the managed vessels’ gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees deriving from the agreements with DWM are included in our statement of operations as “Management fees to related party”, whereas commercial fees are included in “Voyage expenses”.

Since June 1, 2010, Diana Enterprises Inc., renamed to Steamship Shipbroking Enterprises Inc., or Steamship, a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides brokerage services to us. Brokerage fees are included in “General and Administrative expenses” in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated November 21, 2018.

Our Customers

Our customers include regional and international companies, such as Cargill International S.A., Glencore Grain B.V., RWE Supply and Trading Gmbh, Koch Shipping Pte Ltd and Swissmarine Services S.A. During 2018, five of our charterers accounted for 55% of our revenues: Swissmarine (16%), Koch (15%), Cargill (14%) and Glencore (10%). During 2017, three of our charterers accounted for 43% of our revenues: Koch (17%), Swissmarine (14%), and Cargill (12%). During 2016, four of our charterers accounted for 54% of our revenues: RWE Supply (19%), Swissmarine (15%), Cargill (10%) and Glencore (10%).

We charter our dry bulk carriers to customers pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2018, we paid commissions that ranged from 3.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped was 28 years in 2018, 25 years in 2017 and 23 years in 2016.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2017, the BDI ranged from a low of 685 in February to a high of 1,743 in December. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July.

Vessel Prices

Dry bulk vessel values in 2018 generally remained at the same levels as compared to 2017. Consistent with these trends were the market values of our dry bulk carriers. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

●	We benefit from the experience and reputation of Diana Shipping Services S.A. and the relationship with Wilhelmsen Ship Management through the Diana Wilhelmsen Management Limited joint venture.
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

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, one of our vessels made one port call to Iran in 2018.

The vessel Myrto made a call to the port of Bandar Imam Khomeini on April 12, 2018, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2018 for ten days. During this time the Myrto was on time charter to Cargill at a gross rate of $8,000 per day.

The aggregate gross revenue attributable to these ten days that our vessel remained in the port of Bandar Imam Khomeini was $80,000. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included this port call. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the vessel referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).
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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  The shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur, added for combustion purposes, for propulsion, or operation on board a ship - unless the ship has an exhaust gas cleaning system ("scrubber") fitted, will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, (the “BWM Convention”), in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an International Ballast Water Management Certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.] We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. president proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.  Our vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.

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

Item 4A.       Unresolved Staff Comments

None.

Item 5.              Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this annual report.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2018	2017	2016
Ownership days	18,204	18,119	16,542
Available days	17,964	17,890	16,447
Operating days	17,799	17,566	16,354
Fleet utilization	99.1%	98.2%	99.4%
Time charter equivalent (TCE) rate (1)	$12,179	$8,568	$6,106

(1)  Please see “Item 3. Key Information—A. Selected Financial Data” for a reconciliation of TCE to GAAP measures.

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

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter-free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

When we purchase a vessel and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer’s consent to us as the new owner;

●	obtain the charterer’s consent to a new technical manager;

●	in some cases, obtain the charterer’s consent to a new flag for the vessel;

●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2019, we expect our revenues to remain at the same levels compared to 2018. Although we have already obtained in 2018 charter rates covering part of 2019, the market rates have since been declining. Additionally, we have sold four vessels, two in December 2018 and two in 2019, which are expected to be delivered to their new buyers by April and by June 2019.

Voyage Expenses

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker gain or loss deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We currently pay commissions ranging from 3.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2019, we expect our voyage expenses to remain at the same levels compared to 2018, or increase, depending on the change in revenues and the gain, or loss from bunkers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet with the exception of 2016 when operating expenses decreased despite the enlargement of our fleet, as a result of our efforts to decrease costs without compromising the quality and seaworthiness of our vessels. For 2019, we expect our operating expenses to remain at the same levels as in 2018 or decrease as a result of the sale of four vessels, two in December 2018 and two in 2019 which are expected to be delivered to their new buyers by April and by June 2019.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges decreased rapidly in 2018 due to the vessel cost impairment we recorded in 2017. For 2019, we expect depreciation expense to decrease as a result of the sale of four vessels, two in December 2018 and two in 2019 with expected deliveries to their new buyers in April and June 2019.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2019, we expect our general and administrative expenses to remain at the same levels.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt, since May 2015 until October 2018 in connection with senior unsecured Notes and since September 2018 in connection with our Bond. As at December 31, 2018 our debt amounted to $534.9 million, including our Bond. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2019, we expect interest and finance expenses to decrease due to decreased average debt.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy.  In 2017, we recorded impairment charges for 20 vessels in our fleet, as our impairment test exercise indicated that their carrying values were not recoverable.

Based on: (i) the carrying value of each of our vessels as of December 31, 2018 and 2017, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2018 and 2017, the aggregate carrying value of 23 and 22 of the vessels in our fleet as of December 31, 2018 and 2017, respectively, exceeded their aggregate charter-free market value by approximately $92 million and $114 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2018 and 2017, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 23 and 22 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2018 and 2017, respectively.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors” entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our current and future loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values” and the discussion under the heading "Item 4. Information on the Company—B. Business Overview–Vessel Prices.”

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2018	2017
1	Alcmene	93,193	2010	14.8	15.5
2	Alcyon**	75,247	2001	-	8.3
3	Aliki	180,235	2005	16.2	17.1
4	Amphitrite	98,697	2012	18.8	19.6
5	Arethusa	73,593	2007	11.0 *	11.4
6	Artemis	76,942	2006	15.2 *	16.2 *
7	Astarte	81,513	2013	21.6 *	22.7 *
8	Atalandi	77,529	2014	20.0	20.8
9	Baltimore	177,243	2005	20.5 *	21.8 *
10	Boston	177,828	2007	19.4	20.4
11	Calipso	73,691	2005	11.0 *	11.6 *
12	Clio	73,691	2005	11.2 *	11.9 *
13	Coronis	74,381	2006	10.1	10.6
14	Crystalia	77,525	2014	19.7	20.5
15	Danae	75,106	2001	9.7 *	9.6 *
16	Dione	75,172	2001	9.4 *	9.5 *
17	Electra	87,150	2013	17.8	18.6
18	Erato	74,444	2004	9.0	9.6
19	G.P. Zafirakis	179,492	2014	49.3 *	51.4 *
20	Houston	177,729	2009	23.1	24.1
21	Ismene	77,901	2013	13.2	13.2
22	Leto	81,297	2010	16.6	17.4
23	Los Angeles	206,104	2012	45.5 *	47.7 *
24	Maera	75,403	2013	12.6	13.3
25	Maia	82,193	2009	15.7	16.6
26	Medusa	82,194	2010	15.5	16.3
27	Melia	76,225	2005	14.0 *	15.0 *
28	Myrsini	82,117	2010	18.1 *	19.0 *
29	Myrto	82,131	2013	21.5 *	22.2 *
30	Naias	73,546	2006	10.3	10.9
31	New Orleans	180,960	2015	38.8 *	40.2 *
32	New York	177,773	2010	42.7 *	45.0 *
33	Newport News	208,021	2017	48.8	50.6 *
34	Nirefs	75,311	2001	7.7 *	8.3
35	Norfolk	164,218	2002	11.4	12.0
36	Oceanis	75,211	2001	7.9 *	8.7 *
37	P.S. Palios	179,134	2013	42.7 *	44.7 *
38	Phaidra	87,146	2013	19.2 *	18.3
39	Philadelphia	206,040	2012	46.2 *	48.5 *
40	Polymnia	98,704	2012	19.1	19.9

41	Protefs	73,630	2004	10.7 *	11.5 *
42	Salt Lake City	171,810	2005	16.5	17.3
43	San Francisco	208,006	2017	48.9	50.7 *
44	Santa Barbara	179,426	2015	43.3 *	45.0 *
45	Seattle	179,362	2011	25.2	26.4
46	Selina	75,700	2010	10.6	11.1
47	Semirio	174,261	2007	18.4	19.3
48	Sideris GS	174,186	2006	17.4	18.3
49	Thetis	73,583	2004	9.4 *	9.5
50	Triton**	75,336	2001	-	8.5 *
	Total	5,837,330		996	1,056

(**)	Triton and Alcyon were sold to unrelated third parties in December 2018

*Indicates dry bulk vessels for which we believe, as of December 31, 2018 and 2017, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $92 million and $114 million, respectively.

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

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.

Voyage expenses, primarily consisting of commissions, are expensed over the related voyage charter period to the extent revenue has been recognized since commissions are due as the Company’s revenues are earned. All vessel operating expenses are expensed as incurred.

Impairment of Long-lived Assets

Long-lived assets (vessels, land, and building) held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets plus unamortized dry-docking costs may not be recoverable or that their useful lives require modification. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

With respect to our vessels, the current conditions in the dry bulk market with low charter rates and vessel market values are conditions that the Company considers indicators of a potential impairment.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying amount. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, by considering future revenues, expected outflows for scheduled vessels' maintenance, vessel operating expenses and fleet utilization. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization assumed is in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. We calculate future revenues for the fixed days, using the fixed charter rate of each vessel from existing time charters. With respect to the unfixed days, we calculate the estimated revenues by reference to the most recent ten-year blended average one-year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax/Kamsarmax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle, where applicable. During the fourth quarter of 2017, we reassessed our method to estimate future revenues for the unfixed days and decided to exclude from the ten-year blended average one-year time charter rates three years for which the rates were well above the average. We determined that the expectations, following positive signs and gradual increase in charter rates since the second quarter of 2017, for recovery of the market in the last quarter of 2017 at levels close to the ten-year blended average one-year time charter rates, were not eventually verified and that the market had stabilized to lower levels. We estimated that factors such as worldwide demand for drybulk products, supply of tonnage and order book indicated that the charter rates for the years 2008-2010, which were removed from the calculation following our reassessment, were considered exceptional. Following this reassessment, our test of cash flows resulted in an impairment of $422.5 million recorded in the fourth quarter of 2017. Our 2018 test (by excluding similarly to 2017 the charter rates for the years 2009-2010) did not result to impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break even rate” for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break even rate
Panamax/Kamsarmax/Post-Panamax	$10,504	$9,491
Capesize/Newcastlemax	$14,715	$12,236

Our impairment test exercise is sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicated that with only a 1% reduction in time charter rates or a 2% increase of off hire days (other than for dry docking and special surveys) would result to an impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

For the purpose of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect of the use of each of these rates would have on the Company’s impairment analysis.

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$13,029	-	$9,986	$6	$9,897	$6
Capesize/Newcastlemax	$18,139	-	$13,159	$70	$14,255	$32

Results of Operations

Year ended December 31, 2018 compared to the year ended December 31, 2017

Time Charter Revenues.    Time charter revenues increased by $64.3 million, or 40%, to $226.2 million in 2018, compared to $161.9 million in 2017. The increase was mainly due to increased time charter rates which resulted in a 42% increase in our average charter rates from $8,568 in 2017 to $12,179 in 2018. This increase was also due to increased operating days resulting from the delivery of the Electra, Phaidra and Astarte in May 2017 and was also due to decreased drydock and off hire days in 2018 compared to 2017, for which our vessels did not earn revenue. In 2018 we had total operating days of 17,799 and fleet utilization of 99.1%, compared to 17,566 total operating days and a fleet utilization of 98.2% in 2017. This increase was partly offset by decreased revenues due to the sale of the Melite in October 2017 and the Triton and Alcyon in December 2018.

Voyage Expenses.    Voyage expenses decreased by $1.2 million, or 14%, to $7.4 million in 2018 compared to $8.6 million in 2017. This decrease in voyage expenses is primarily attributable to bunkers which resulted in gain of $4.8 million compared to gain of $0.2 million in 2017. This decrease was partly offset by increased commissions in 2018 compared to 2017 due to the increase in revenues.

Vessel Operating Expenses.    Vessel operating expenses increased by $5.1 million, or 6%, to $95.5 million in 2018 compared to $90.4 million in 2017.  The increase in operating expenses is attributable to increased expenses in all expense categories but primarily due to increased vessels’ maintenance. Daily operating expenses were $5,247 in 2018 compared to $4,987 in 2017, representing a 5% increase.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges decreased by $34.8 million, or 40%, to $52.2 million in 2018, compared to $87.0 million in 2017. This decrease was due to the impairment loss recorded last year, decreasing the vessel’s cost. Similarly, a significant part of the deferred cost relating to dry-dockings was written off in 2017 resulting to decreased amortization in 2018. Finally, depreciation was also reduced due to the sale of the Triton and the Alcyon in December 2018 and of the Melite in October 2017.

General and Administrative Expenses.    General and Administrative Expenses increased by $3.2 million, or 12%, to $29.5 million in 2018 compared to $26.3 million in 2017. The increase is mainly attributable to increased payroll and training cost, legal fees, board of directors’ fees and expenses and the exchange rate of Euro to U.S. Dollars.

Management fees to related party.    Management fees to a related party amounted to $2.4 million in 2018 compared to $1.9 million in 2017. The increase is attributable to the increased average number of vessels managed by DWM in 2018 compared to 2017.

Loss from sale of vessels. Loss from sale of vessels is the result from the sale of the vessels Triton and Alcyon, delivered to their new owners in December 2018.

Interest and finance costs.    Interest and finance costs increased by $3.9 million, or 15%, to $30.5 million in 2018 compared to $26.6 million in 2017. The increase is primarily attributable to higher average interest rates to, however, decreased average long term debt outstanding during 2018 compared to 2017. Interest expense in 2018 amounted to $28.3 million compared to $25.0 million 2017.

Interest and other income. Interest and other income increased by $4.3 million, or 96%, to $8.8 million in 2018 compared to $4.5 million in 2017. The increase is attributable to increased interest income from our loan agreement with Performance Shipping, which was fully collected in July 2018, and resulted from the increase in interest rates, average debt and the $5 million discount premium which had not been recorded until its payment.

Gain/(loss) from equity method investments. Gain from equity method investments relates to the gain from our 50% interest in DWM compared to $49,382 last year. Last year this amount also included a loss from our investment in Performance Shipping including an impairment charge of $3.1 million and $0.8 million loss from the sale of the investment.

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

General and Administrative Expenses.    General and Administrative Expenses increased by $0.8 million, or 3%, to $26.3 million in 2017 compared to $25.5 million in 2016. The increase is mainly attributable to increased payroll cost and was partly offset by decreased legal fees and board of directors’ expenses.

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

Interest and finance costs.    Interest and finance costs increased by $4.7 million, or 21%, to $26.6 million in 2017 compared to $21.9 million in 2016. The increase is primarily attributable to higher average interest rates, and to increased average long-term debt outstanding during 2017 compared to 2016. Interest expense in 2017 amounted to $25.0 million compared to $19.5 million 2016.

Interest and other income. Interest and other income increased by $2.1 million, or 88%, to $4.5 million in 2017 compared to $2.4 million in 2016. The increase is attributable to increased interest income from our loan agreement with Performance Shipping, resulting from the increase in interest rates and average debt.

Loss from equity method investments. Loss from equity method investments is mainly attributable to loss from our investment in Performance Shipping, amounting to $5.7 million in 2017. This amount included an impairment charge of $3.1 million and $0.8 million loss from the sale of the investment. This compared to a loss of $56.5 million in 2016, which included a $17.6 million impairment. This loss also includes a minor gain in 2017 from DWM, our 50% owned joint venture established in 2015, and a $0.1 million gain in 2016.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

C.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt, Senior Notes and, since September 2018, our Bond. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service and the payment of our preferred dividends. As at December 31, 2018 and 2017, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $16.8 million and $58.3 million, respectively. The decrease in working capital is mainly due to increased liabilities relating to long term debt. For 2019, we believe that anticipated revenues will result in internally generated cash flows along with cash on hand which will be sufficient to fund our capital requirements. We also plan to incur additional debt and we may issue additional equity, if deemed necessary to fund our capital requirements in the next twelve months.

Cash Flow

Cash and cash equivalents, including restricted cash, was $151.4 million as at December 31, 2018 and $65.8 million as at December 31, 2017. Restricted cash mainly consists of the amount kept against the Company’s loan facilities. As at December 31, 2018 and 2017, restricted cash amounted to $24.6 million and $25.6 million, respectively and also includes $0.6 million of pledged cash provided as guarantee to third parties. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By/(Used In) Operating Activities

Net cash provided by operating activities increased by $56.5 million to $79.9 million in 2018 compared to $23.4 million net cash used in operating activities in 2017. This increase in cash from operating activities was mainly attributable to the increase in charter rates during the year and less drydocking costs.

Net cash used in operating activities was $23.4 million in 2017 compared to net cash provided by operating activities of $21.0 million in 2016. This increase in cash from operating activities was mainly attributable to the increase in charter rates during the year, partly offset by increased drydocking costs.

Net Cash Used In Investing Activities

Net cash provided by investing activities was $99.4 million for 2018, which consists of $2.6 million paid for vessel improvements due to new regulations; $14.6 million of proceeds from the sale of the Triton and the Alcyon; $87.6 million of proceeds received from Performance Shipping, and $0.2 million relating to the acquisition of office equipment.

Net cash used in investing activities was $152.3 million for 2017, which consists of $125.8 million paid for delivery of our vessels under construction and the acquisition of three vessels during the year; $2.0 million of proceeds from the sale of the Melite and $11.4 million of additional proceeds received by the H&M insurers of the vessel, net of other expenses; $0.2 million of proceeds received from the sale of Performance Shipping’s shares; $40.0 million loan provided to Performance Shipping, and $0.1 million relating to the acquisition of property and equipment.

Net cash used in investing activities was $41.6 million for 2016, which consists of $50.9 million paid for predelivery installments for our vessels under construction and the acquisition of three vessels during the year; $9.4 million of proceeds received due to the cancellation of a shipbuilding contract consisting of predelivery installments paid until then and interest; $0.1 million of dividends received from Performance Shipping, during the year; and $0.2 million relating to the acquisition of property and equipment.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities was $93.7 million for 2018, which consists of $100.0 million of proceeds from our Bond; $169.9 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Shares; $15.2 million for repurchase of common stock and $2.8 million of loan fees relating to the Bond and our refinancing agreement with BNP.

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

Net cash provided by/used in financing activities for the year ended December 31, 2016 has been adjusted to reflect the change in presentation of cash, cash equivalents and restricted cash, following our adoption of ASU 2016-18 Statements of cash flows – Restricted cash.

Loan Facilities, Senior Unsecured Notes and Senior Bond

As at December 31, 2018, we had $534.9 million of long term debt outstanding under our facilities and Bond, which as of the date of this annual report was $495.6 million, and consists of the agreements described below.

Secured Term Loans:

On October 22, 2009, our wholly-owned subsidiary Gala Properties Inc. entered into a $40.0 million loan agreement with Bremer Landesbank (“Bremer”) to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, our wholly-owned subsidiaries Lae Shipping Company Inc. (“Lae”) and Namu Shipping Company Inc., (“Namu”) entered into a loan agreement with Export-Import Bank of China (“CEXIM Bank”) and DnB NOR Bank ASA (“DnB”) to finance part of the construction cost of the Los Angeles, and the Philadelphia, for an amount of up to $82.6 million, of which $72.1 million was drawn. The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. Pursuant to an amendment of the loan agreement dated May 18, 2017, each of the individual banks are allowed to demand repayment in full of such bank's contribution in any or all advances on August 16, 2019. On March 1, 2019, the banks waived their right to exercise the prepayment option. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On September 13, 2011, our wholly-owned subsidiary Bikar Shipping Company Inc. (“Bikar”) entered into a loan agreement with Emporiki Bank of Greece S.A. (“Emporiki”) for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank (“Credit Agricole”) entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On May 24, 2013, our wholly-owned subsidiaries Erikub Shipping Company Inc. (“Erikub”) and Wotho Shipping Company Inc. (“Wotho”) entered into a loan agreement with CEXIM Bank and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15.0 million for each vessel, drawn on May 22, 2014. Each advance was repayable in 19 quarterly installments of $250,000 and a balloon of $10.3 million payable together with the last installment on February 22, 2019, which has been paid. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

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

On December 18, 2014, our wholly-owned subsidiaries Weno Shipping Company Inc. (“Weno”) and Pulap Shipping Company Inc. (“Pulap”) entered into a loan agreement with BNP Paribas (“BNP”), for a loan facility of up to $55.0 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios, of which $53.5 million was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021.

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

On April 29, 2015, our wholly-owned subsidiary Lelu Shipping Company Inc. (“Lelu”) entered into a term loan agreement with Danish Ship Finance A/S for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $0.5 million each and a balloon of $16.0 million payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

On July 22, 2015, we entered into a term loan agreement with BNP Paribas for a loan of $165.0 million drawn on July 24, 2015. The loan was repayable in 20 consecutive quarterly installments, the first eight installments in an amount of $2.5 million, followed by four installments in an amount of $5.0 million; eight installments in an amount of $7.0 million; and a balloon installment of $69.0 million payable together with the last installment on July 24, 2020. The loan bore interest at LIBOR plus a margin of 2.35% per annum for the first two years; 2.3% per annum for the third year and 2.25% per annum until the final maturity of the loan. The loan, having a balance of $130 million on July 16, 2018, was repaid in full with $75 million of proceeds under a new loan agreement entered into with BNP Paribas on July 13, 2018 and with cash on hand. The new loan has a term of five years and is repayable in 20 consecutive quarterly installments of $1.56 million and a balloon installment of $43.75 million payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

On September 30, 2015, our wholly-owned subsidiaries, Ujae Shipping Company Inc. (“Ujae”) and Rairok Shipping Company Inc. (“Rairok”) entered into a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of about $28.0 million was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $0.5 million and a balloon installment of about $15.0 million payable together with the last installment on November 19, 2022. Advance B of about $11.7 million was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $0.3 million and a balloon installment of about $3.5 million payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

On January 7, 2016, three of our wholly-owned subsidiaries entered into a secured loan agreement with the CEXIM Bank for a loan of up to $75.7 million in order to finance part of the construction cost of three vessels. On January 4, 2017, we drew down $57.24 million to finance part of the construction cost of San Francisco and Newport News, both delivered on January 4, 2017. The balance of the committed loan amount, including the tranche for Hull DY6006 whose shipbuilding contract was cancelled on October 31, 2016, was cancelled. On February 6, 2017, we also entered into a Deed of Release with the CEXIM Bank in order to release the owner of Hull DY6006 of all of its obligations under the loan agreement as borrower. The loan is payable in 60 equal quarterly installments of $954,000 each, the last of which is payable by January 4, 2032, and bears interest at LIBOR plus a margin of 2.3%.

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

On May 10, 2016, one of our wholly-owned subsidiaries entered into a term loan agreement with DNB Bank ASA and the CEXIM Bank for a loan of $13.51 million, drawn on the same date, being the purchase price of the Maera. The loan was payable in seven equal consecutive quarterly installments of $19,775 each, four equal consecutive quarterly installments of $282,500 each and a balloon of about $12.2 million payable together with the last installment on January 4, 2019. The loan bore interest at LIBOR plus a margin of 3% per annum. In 2018 and according to the terms of the loan agreement, we prepaid an additional amount of $360,417 which was deducted from the balloon which was fully paid in January 2019.

Under the secured term loans outstanding as of December 31, 2018, 33 vessels of the Company’s fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As of December 31, 2017, 2018 and the date of this report, we were in compliance with all of our loan covenants.

Currently, 32 vessels have been provided as collateral to secure our loan facilities.

Senior Notes due 2020

On May 28, 2015, we issued $55.0 million aggregate principal amount of our 8.5% senior unsecured notes due 2020, or our Notes, in a registered public offering and on June 5, 2015, we issued an additional $8.25 million aggregate principal amount of the Notes, pursuant to the underwriters’ option to purchase additional Notes. The Notes were redeemed on October 29, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes bore interest at a rate of 8.500% per annum, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2015. The Notes traded on the NYSE from May 29, 2015 until redemption under the symbol “DSXN.”

Senior Unsecured Bond due 2023

On September 27, 2018, the Company issued a $100 million senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25 million of the Bond on one or more occasions. Entities affiliated with the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16.2 million aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in three years and includes financial and other covenants. The Bond is trading on the Oslo Stock Exchange.

As of December 31, 2018, 2017 and 2016 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Capital Expenditures

We make capital expenditures from time to time in connection with vessel acquisitions and constructions, which we finance with cash from operations, debt under loan facilities at terms acceptable to us, with funds from equity issuances and we have also issued senior notes and a bond. Currently, we do not have capital expenditures for vessel acquisitions or constructions, but we incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs. We expect to cover such capital expenditures and cash flow needs with cash from operations and cash on hand.

D.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2017, the BDI ranged from a low of 685 in February to a high of 1,743 in December. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July.

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

Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2018:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Bond (1)	$534,850	$97,521	$174,876	$230,971	$31,482
Estimated Interest Payments on Loan Agreements and Bond (1)	103,890	28,300	45,800	23,027	6,763
Broker services agreement (2)	500	500	-	-	-
Preferred dividends (3)	1,923	1,923	-	-	-

Total	$641,163	$128,244	$220,676	$253,998	$38,245

(1)
As of December 31, 2018, we had an aggregate principal amount of $534.9 million of indebtedness outstanding under our loan facilities and our Bond. Estimated interest payments represent projected interest payments on our long-term debt, which are based on the weighted average LIBOR rate in 2018 plus the margin of our loan agreements in 2018 and the fixed interest rate of our Bond.

(2)	Our agreement with Steamship (formerly Diana Enterprises Inc.) dated April 1, 2018, as amended on November 21, 2018 expires on March 31, 2019.

(3)
On February 24, 2014 we completed an offering of 2,600,000 shares of Series B Perpetual Preferred Stock, at the price of $25.0 per share, and dividends are payable at a rate equal to 8.875% per annum. At any time on or after February 14, 2019, the Series B Preferred Shares may be redeemed, in whole or in part, at a redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The table above presents our obligations for dividend payments until February 14, 2019, which was the optional redemption date of the preferred stock.

G.	Safe Harbour

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.                   Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Effective August 2018, our Board of Directors increased its size from nine to eleven members and Mr. Andreas Michalopoulos and Mr. Christos Glavanis were appointed to fill the resulting vacancies.  Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	77	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	63	Class I Director and President
Ioannis Zafirakis	47	Class I Director, Chief Strategy Officer and Secretary
Andreas Michalopoulos	47	Class III Director, Chief Financial Officer and Treasurer
Semiramis Paliou	44	Class III Director, Chief Operating Officer
Maria Dede	46	Chief Accounting Officer
William (Bill) Lawes	75	Class II Director
Konstantinos Psaltis	80	Class II Director
Kyriacos Riris	69	Class II Director
Apostolos Kontoyannis	70	Class III Director
Konstantinos Fotiadis	68	Class III Director
Christos Glavanis	65	Class I Director

The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022, and the term of our Class III directors expires in 2020.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as the Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Performance Shipping Inc. since January 13, 2010. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens”. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Performance Shipping Inc. since January 13, 2010. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels’ insurance matters, including hull and machinery, protection and indemnity and war risks insurances. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Director, Chief Strategy Officer and Secretary since August 2018. Under his capacity as Chief Strategy Officer, Mr. Zafirakis is responsible for establishing and reviewing key strategic priorities and translating them into a comprehensive strategic plan, monitoring the execution of the plan, facilitating and driving key strategic initiatives through inception phase. He is also responsible for communicating the Company's strategy and overall goals internally and externally. In addition, Mr. Zafirakis is the Chief Strategy Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Since February 2005, Mr. Zafirakis served for the same companies in various positions such as Chief Operating Officer, Executive Vice-President and Vice-President. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its finance and accounting department. He currently also serves as Director, Chief Strategy Officer and Secretary of Performance Shipping Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as the Company’s Chief Financial Officer and Treasurer since March 8, 2006 and also has served in these positions with Performance Shipping Inc. since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France, as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios, the Company’s Chief Executive Officer and Chairman.

Semiramis Paliou has served as a Director of Diana Shipping Inc. since March 2015.  Mrs. Paliou has 20 years of experience in shipping operations, technical management and crewing.  Mrs. Paliou began her career at Lloyd’s Register of Shipping from 1996 to 1998 as a trainee ship surveyor.  She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. As of August 2018, she is the Chief Operating Officer of Diana Shipping Inc. and Diana Shipping Services S.A. As of November 2018, Mrs. Paliou serves as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. In 2016 she completed a course in Finance for Senior Executives at Harvard Business School.  She is the daughter of Simeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Mrs. Paliou is on the board of directors of the Hellenic Marine Environment Protection Association.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of Diana Shipping Services S.A. since March 2005. In 2000 Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000 Mrs. Dede was employed by Venus Enterprises S.A., a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a Bachelor's degree in Maritime Studies from the University of Piraeus, a Master's degree in Business Administration from the ALBA Graduate Business School and a Master’s degree in Auditing and Accounting from the Greek Institute of Chartered Accountants.

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

Konstantinos Psaltis has served as a Director since March 2005 and as the Chairman of our Nominating Committee since May 2015 and a member of our Compensation Committee since May 2017. From 1981 to 2006, Mr. Psaltis served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels and from 2006 until today as a President of the same company. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Kyriacos Riris has served as a Director since March 2015 and as a member of our Nominating Committee since May 2015. Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece. Since November 2018, Mr Riris has served as Chairman of Titan Cement International S.A., a Belgian corporation. Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

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

Konstantinos Fotiadis has served as a Director since 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Performance Shipping Inc. since the completion of the private offering and until February 8, 2011. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Christos Glavanis has served as a Director since August 2018. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY South East Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company.

B.	Compensation

Aggregate executive compensation (including amounts paid to Steamship (formerly Diana Enterprises Inc.) pursuant to the Brokerage Services Agreements) for 2018 was $5.3 million. Since June 1, 2010, Steamship (formerly Diana Enterprises Inc.), a related party, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2018, fees for 2018 amounted to $1.85 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship. We expect such fees to remain the same in 2019.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, until July 2018, each non-executive director serving as chairman of a committee received additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses; and each non-executive serving as member of a committee received additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses. Since July 2018, each non-executive director serving as chairman of the audit and compensation committee receives additional annual compensation of $40,000; and each non-executive director serving as chairman of the nominating committee receives additional annual compensation of $26,000. Each non-executive director serving as member of the audit committee receives additional annual compensation of $26,000 and all other members receive $13,000, plus reimbursement for out-of-pocket expenses. For 2018, 2017 and 2016 fees and expenses of our non-executive directors amounted to $0.5 million, $0.4 million and $0.4 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 13,675,241 shares of restricted common stock, of which 11,354,657 shares were awarded to senior management and 2,320,584 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which will vest ratably over a period of six years until 2022. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2018, compensation costs relating to the aggregate amount of restricted stock awards amounted to $7.3 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan, or the 2014 Plan, for 5,000,000 common shares, which on May 31, 2018 was amended to increase the common shares to 13,000,000. Currently, 7,124,759 shares remain reserved for issuance.

Under the 2014 Plan and as amended, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock.  The 2014 Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the 2014 Plan, the Company’s Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. Under the 2014 Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company.

C.	Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.  Each member has been determined by our board of directors to be “independent” under the rules of the NYSE and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements. The members of the Audit Committee are Mr. William Lawes (chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert).

We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company’s incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The members of the Compensation Committee are Mr. Apostolos Kontoyannis (chairman) and Mr Konstantinos Psaltis (member).

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

We have established an Executive Committee comprised of the five executive directors, Mr. Simeon Palios (chairman), Mr. Anastasios Margaronis (member), Mr. Ioannis Zafirakis (member), Mr. Andreas Michalopoulos (member) and Mrs. Semiramis Paliou (member). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law. Our executive directors have employment agreements, which, if terminated without cause, entitle them to continue receiving their basic salary through the date of the agreement’s expiration.

D.	Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen and may also employ seamen from Poland, Romania and Ukraine. DSS and DWM are responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. The management companies ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
Shoreside	115	93	95
Seafaring	926	1,006	923
Total	1,041	1,099	1,018

E.	Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.                   Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 12, 2019, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class	*
Common Stock, par value $0.01	Simeon Palios (1)	15,513,891	14.7%
	Anastasios Margaronis (2)	6,365,438	6%
	Franklin Resources Inc. (3)	11,561,800	11.1%
	Kopernik Global Investors, LLC (4)	7,540,217	7.3%
	Hosking Partners LLP (5)	5,307,060	5.1%

	All officers and directors as a group (6)	28,028,846	26.5%

* Based on 105,764,351 common shares outstanding as of March 12, 2019.

(1)
Mr. Simeon Palios indirectly may be deemed to beneficially own 15,513,891 shares beneficially owned by Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), including 15,339,690 shares beneficially owned through Taracan Investments S.A. and 174,201 shares beneficially owned through Limon Compania Financiera S.A., as the result of his ability to control the vote and disposition of such entities. As of December 31, 2016, 2017 and 2018, Mr. Simeon Palios owned indirectly 22.2%, 22.5% and 24.3%, respectively, of our outstanding common stock. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to Taracan. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock, Palios currently controls 22.5% of the vote of any matter submitted to the vote of the common shareholders.

(2)
Mr. Anastasios Margaronis, our President and a member of our board of directors may be deemed to beneficially own an aggregate of 6,365,438 shares through Anamar Investments Inc. as the result of his ability to control the vote and disposition of such entity.

(3)
This information is derived from a Schedule 13G/A filed with the SEC on January 25, 2019, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(4)
This information is derived from a Schedule 13G/A filed with the SEC on February 13, 2019, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(5)	This information is derived from a Schedule 13G filed with the SEC on January 24, 2019, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(6)
Mr. Simeon Palios and Mr. Anastasios Margaronis are our only directors or officers that beneficially own 5% or more of our outstanding common stock. Mr. Andreas Michalopoulos may be deemed to beneficially own 1,955,405 shares, or 1.8% of our outstanding common stock, beneficially owned through Mitzela Corp.; Mr. Ioannis Zafirakis may be deemed to beneficially own 1,955,182 shares, or 1.8% of our outstanding common stock, beneficially owned through Abra Marinvest Inc.; and Mrs. Semiramis Paliou may be deemed to beneficially own 1,106,691 shares, or 1% of our outstanding common stock, beneficially owned through 4 Sweet Dreams S.A. All other officers and directors each own less than 1% of our outstanding common stock. In addition, Abra Marinvest Inc. owns 55,390, or 2.1% of the outstanding Series B Preferred Shares, Mitzela Corp owns 45,000, or 1.7% of the outstanding Series B Preferred Shares and Mr. Anastasios Margaronis owns indirectly 28,025, or 1.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 133,575, or 5.1% of our outstanding Series B Preferred Shares.

As of March 11, 2019, we had 135 shareholders of record, 105 of which were located in the United States and held an aggregate of 80,240,791 of our common shares, representing 75.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 80,609,589 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Series C Preferred Stock

In January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of our Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of approximately $1.07 million. The Series C Preferred Stock will vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Steamship Shipbroking Enterprises Inc.

Steamship (formerly Diana Enterprises Inc.), an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2018, brokerage fees amounted to $1.85 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2018 and amended on November 21, 2018, due to expire on March 31, 2019.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2018, amounted to $2.3 million. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

Performance Shipping, Non-Competition Agreement

On March 1, 2013, we entered into an amended and restated non-competition agreement with Performance Shipping, where we have agreed that, as long as any of our current or continuing executive officers also serves as an executive for Performance Shipping, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the containership sector and Performance Shipping will not acquire or charter any vessel, or otherwise operate in, the dry bulk sector.

Performance Shipping, Loan Agreement and Series C Preferred Stock

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Performance Shipping, to provide to it an unsecured loan of up to $50.0 million to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan was approved by an Independent Committee of our Board of Directors and by our Board of Directors and bore interest at LIBOR plus a margin of 5% per annum and a back-end fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The loan was amended on July 28, 2014, and further amended on September 9, 2015, pursuant to which the loan maturity was extended to March 15, 2022; interest decreased to at LIBOR plus a margin of 3% per annum; the back-end fee accumulated up to and became payable on the date of the amendment; and the borrowers agreed to pay to the lender a fee of $0.2 million on the maturity date. In addition, the outstanding principal amount of the loan was to be repaid in amounts totalling $5.0 million per annum, but not to exceed $32.5 million in the aggregate. The unsecured loan was guaranteed by Performance Shipping, and Performance Shipping and its subsidiaries were not able to incur additional indebtedness during the term of the loan without our prior consent. Also, the loan was subordinated to Performance Shipping’s then existing loan with the Royal Bank of Scotland. On August 24, 2016, an Independent Committee of our Board of Directors and our Board of Directors approved another amendment to the loan, pursuant to which the repayment of all outstanding principal amounts were to be deferred until the later of (i) the repayment or prepayment in full by Performance Shipping of a deferred amount under its then existing loan agreement with The Royal Bank of Scotland plc, whose repayment was scheduled to commence on March 15, 2019 and be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment also changed the borrower under the loan to another wholly-owned subsidiary of Performance Shipping, Kapa Shipping Company Inc., and provided for an increase of the interest rate for the period between September 12, 2016 (the effective date of the amendment) and December 31, 2018 to 3.35% per annum over LIBOR.

On May 30, 2017, we further amended the loan to Performance Shipping, pursuant to which we acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, in exchange for a reduction of $3.0 million in the principal amount of the loan. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Performance Shipping and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Performance Shipping Inc. The acquisition of shares of Series C Preferred Stock was approved by an Independent Committee of our Board of Directors.

Refinancing of Loan Agreement

On June 30, 2017, we refinanced our loan agreement with Performance Shipping described above with a new secured loan facility of $82.6 million, which includes the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million payable at maturity, plus an additional loan amount to Performance Shipping of $40.0 million. We refer to this loan as the Refinanced Loan. The loan was repaid in full in July 2018 and bore interest at the rate of 6% per annum for the first twelve (12) months of the loan, scaled to 9% for the next three (3) months, until repayment. The loan also had an additional $5.0 million interest-bearing amount, classified as discount premium, which was also paid in full on the repayment date. The loan facility included financial and other covenants.

In connection with the refinancing transaction, Performance Shipping entered into a loan agreement with Addiewell Ltd., an unaffiliated third party, dated June 30, 2017, in the amount of $35.0 million, which we refer to as the Addiewell Loan.  The Addiewell Loan also has an additional $10.0 million interest-bearing amount, which is classified as discount premium. Performance Shipping used the aggregate new borrowings of $75.0 million under the Addiewell Loan and Refinanced Loan, together with $10.0 million cash on hand, to pay an aggregate of $85.0 million for full and final settlement of Performance Shipping’s then existing $148.0 million secured loan facility with The Royal Bank of Scotland plc, entered into on September 10, 2015, as amended, which had an outstanding balance of $128.9 million as of June 30, 2017. The Refinanced Loan and Addiewell Loan are each secured by second and first priority mortgages, respectively, on all vessels of Performance Shipping, pursuant to which the $35.0 million funded under the Addiewell Loan has the first repayment priority, followed in priority order by the $40.0 million funded under the Refinanced Loan, the balance of the principal amount under the Addiewell Loan, and the balance of the amounts owed to Performance Shipping under the Refinanced Loan.

Income from interest (including the discount premium) for 2018, amounted to $7.1 million.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to eight vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues. Management fees for 2018 amounted to $2.4 million, whereas commercial fees amounted to about $0.5 million.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.                   Financial information

A.	Consolidated statements and other financial information

See “Item 18. Financial Statements.”

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

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our business plans and other factors.  As of November 2008, our board of directors has suspended the payment of dividends on our common shares, with the exception of a stock dividend of the shares of Performance Shipping representing 80% of our interest at that date, distributed to all shareholders on a pro-rata basis as a result of the partial spin-off of Performance Shipping, effective January 19, 2011.

We believe that the suspension of dividend payments has positioned us better in a recently depressed market and has enhanced our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that have arisen, and may continue to arise in the marketplace, such as funding our operations, acquiring vessels and servicing our debt.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Also, our loan facilities and Bond prohibit the payment of dividends should an event of default arise.

We believe that, under current law, any dividends that we have paid and may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this annual report entitled “Taxation” under Item 10.E for additional information relating to the tax treatment of our dividend payments.

Cumulative dividends on our Series B Preferred Shares are payable on each January 15, April 15, July 15 and October 15, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for our Series B Preferred Shares is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share) and is not subject to adjustment. Since February 14, 2019, we may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 14 “Subsequent events” of our annual consolidated financial statements.

Item 9.                   The Offer and Listing

A.	Offer and Listing Details

The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol “DSX”.

Our Series B Preferred Stock has traded on the NYSE under the symbol “DSXPRB” since February 21, 2014.

B.	Plan of distribution

Not Applicable.

C.	Markets

Our common shares have traded on the NYSE since March 23, 2005 under the symbol “DSX,” our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014, and our 8.5% Senior Notes due 2020 have traded on the NYSE since May 29, 2015 and until redemption on October 2018, under the symbol "DSXN". Since December 4, 2018, our 9.500% Senior Unsecured Bond due 2023 commenced trading on the Oslo Stock Exchange, under the symbol "DIASH01."

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our effective Registration Statement on Form F-3 filed with the SEC on June 6, 2018 with file number 333-225964, including any subsequent amendments or reports filed for the purpose of updating such description, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to 105,764,351 as of March 12, 2019, and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under “Stockholders Rights Agreement ,” and (iii) in January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein. For additional information about our Series C Preferred Shares, please see the Form 6-K filed with the SEC on February 6, 2019 and incorporated by reference herein.

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”  and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, (the “Treasury Regulations”), administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel-owning and operating subsidiaries.

Taxation of the Company’s Shipping Income

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

In the year ended December 31, 2018, approximately 3.8% of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 1.9% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2018. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to $171,823 for the year ended December 31, 2018.

Application of Exemption under Section 883 of the Code

Under the relevant provisions of Section 883 of the Code and the final Treasury Regulations promulgated thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source Shipping Income if:

(1)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the Shipping Income for which exemption is being claimed under Section 883 of the Code, or the “Country of Organization Requirement”; and

(2)	It can satisfy any one of the following two stock ownership requirements:

●
more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

●	its stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns Shipping Income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the Country of Organization Requirement.

For the 2018 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company’s ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company’s common stock  was “primarily traded” on the NYSE during the 2018 taxable year.

Under the Treasury Regulations, the Company’s common stock will be considered to be “regularly traded” on the NYSE if: (1) more than 50% of its common stock, by voting power and total value, is listed on the NYSE, referred to as the “Listing Threshold”, (2) its common stock is traded on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or one-sixth of the days during a short taxable year), which is referred to as the “Trading Frequency Test”; and (3) the aggregate number of shares of its common stock traded on the NYSE during the taxable year is at least 10% of the average number of shares of its common stock outstanding during such taxable year (as appropriately adjusted in the case of a short taxable year), which is referred to as the “Trading Volume Test”.  The Trading Frequency Test and Trading Volume Test are deemed to be satisfied under the Treasury Regulations if the Company’s common stock is regularly quoted by dealers making a market in the common stock.

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2018 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or “5% Shareholders”, who each own 5% or more of the value of such stock, or the “5% Override Rule.”  For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the SEC.

Based on Schedules 13D and 13G filings, during the 2018 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2018 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5% Shareholders were to own 50% or more of the Company’s common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2018 taxable year, and intends to take this position on its 2018 U.S. federal income tax returns.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source Shipping Income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions, which is referred to as the “4% Gross Basis Tax Regime”. Since under the sourcing rules described above, no more than 50% of the Company’s Shipping Income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

Based on its U.S. source Shipping Income for the 2018 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to $171,823 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

The 4% Gross Basis Tax Regime would not apply to U.S. source Shipping Income to the extent considered to be “effectively connected” with the conduct of a U.S. trade or business.  In the absence of exemption under Section 883 of the Code, such “effectively connected” U.S. source Shipping Income, net of applicable deductions, would be subject to U.S. federal income tax currently imposed at a rate of 21%.  In addition, earnings “effectively connected” with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and certain interest paid or deemed paid attributable to the conduct of the U.S. trade or business may be subject to U.S. federal branch profits tax imposed at a rate of 30%.  The Company’s U.S. source Shipping Income would be considered “effectively connected” with the conduct of a U.S. trade or business only if: (1) the Company has, or is considered to have, a fixed place or business in the United States involved in the earning of Shipping Income; and (2) substantially all of the Company’s U.S. source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, is attributable to a fixed place of business in the United States.  We do not intend to have, or permit circumstances that would result in having a vessel operating to the United States on a regularly scheduled basis.  Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source Shipping Income will be effectively connected with the conduct of a U.S. trade or business.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a “U.S. Non-Corporate Holder,” will generally be treated as “qualified dividend income” that is taxable to Holders at preferential U.S. federal income tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which the common stock is listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gain of a U.S. Non-Corporate Holder is taxable at preferential U.S. Federal income tax rates. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such Holder held the Company’s common stock, either:

●
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

Based on the Company’s current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service, or the “IRS”, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common stock, which election is referred to as a “Mark-to-Market Election”. If the Company were to be treated as a PFIC, a U.S. Holder would be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 to report certain information regarding the Company.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company’s ordinary earnings and net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder’s income.  Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Company’s common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such Holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a “Non-Electing Holder”, would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax  deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from our common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, that is effectively connected with the conduct of that U.S. trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, such Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal “backup withholding” if paid to a non-corporate U.S. holder who:

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

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS.

U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three (3) years after the date that the required information is filed.

F.	Dividends and paying agents

Not Applicable.

G.	Statement by experts

Not Applicable.

E.	H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from the SEC’s website http://www.sec.gov.

I.	Subsidiary information

Not Applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2018, could have increased our interest cost from $28.3 million to $33.3 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31, 2018, 2017 and 2016 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur less than half of our operating expenses (around 37% in 2018 and around 38% in 2017) and about half of our general and administrative expenses (around 52% in 2018 and around 48% in 2017) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2018 and 2017, these non-US dollar expenses represented 22% and 29%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2018 is effective.

The registered public accounting firm that audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report on management's assessment of our internal control over financial reporting.

c) Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the Company’s consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-3 of the financial statements filed as part of this annual report.

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

Our Board of Directors has determined that both the members of our Audit Committee, Mr. William Lawes and Mr. Apostolos Kontoyannis, qualify as “Audit Committee financial experts” and that they are both considered to be “independent” according to SEC rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.dianashippinginc.com, under “About Us—Code of Ethics” and is filed as Exhibit 11.1 to this Annual Report. Copies of our code of ethics are available in print, free of charge, upon request to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website.

Item 16C.	Principal Accountant Fees and Services

a) Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Audit fees in 2018 and 2017 amounted to € 420,000 and € 420,000, or approximately $517,471 and $465,988, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements and the audit of internal control over financial reporting.

b) Audit-Related Fees

Audit related fees in 2018 amounted to € 9,975 and € 40,000, or approximately $11,677 and $44,640, respectively and relate to audit services provided in connection with the Company’s filings with the SEC.

c) Tax Fees

During 2018 and 2017, we received services for which fees amounted to $18,000 and $18,600, respectively, for the calculation of Earnings and Profits of the Company.

d) All Other Fees

None.

e) Audit Committee’s Pre-Approval Policies and Procedures

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

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company’s common shares. The plan does not have an expiration date. As of December 31, 2018 and the date of this report, there is an outstanding value of about $72 million of common shares that can be repurchased under the plan.

Additionally, in December 2018, we repurchased a total of 4,166,666 common shares, at a price of $3.60 per share, in a tender offer which commenced in November 2018.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Share Issuances

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances. Additionally, the NYSE restricts the issuance of super voting stock such as our Series C Preferred Shares.  However, pursuant to 313.00 of Section 3 of the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with the NYSE’s requirements for domestic companies or that is not prohibited by the company's home country law. We are not subject to such restrictions under our home country, Marshall Islands, law.

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

2.7	Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the Company (18)
4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan (13)
4.3	Form of Technical Manager Purchase Option Agreement (8)
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (17)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (17)
4.7	Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)
4.8	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)
4.9	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)
4.10	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.11	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.12	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)
4.13
Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch (12)

4.14	Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (11)
4.15	Amended and Restated Non-Competition Agreement, dated as of March 1, 2013, by and between Diana Shipping Inc. and Diana Containerships Inc. (renamed to Performance Shipping Inc.) (11)
4.16	Loan Agreement with ABN AMRO Bank N.V., dated March 26, 2015 (13)

4.17	Loan Agreement with Danish Ship Finance, dated April 29, 2015 (13)
4.18	Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16, 2015 (13)
4.19	Loan Agreement with BNP Paribas, dated July 22, 2015 (13)
4.20	Loan Agreement with ING Bank N.V., dated September 30, 2015 (13)
4.21	Loan Agreement with The Export-Import Bank of China, dated January 7, 2016 (13)
4.22	Loan Agreement with ABN AMRO Bank N.V., dated March 29, 2016 (15)
4.23	Brokerage Services Agreement, dated April 1, 2016, by and between Diana Shipping Inc. and Diana Enterprises Inc. (15)
4.24	Loan Agreement with DNB Bank ASA and The Export-Import Bank of China, dated May 10, 2016 (15)
4.25
Fourth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Eluk Shipping Company Inc. and Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated September 12, 2016 (15)

4.26	Waiver Letter from Commonwealth Bank of Australia dated January 13, 2017 (15)
4.27	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated February 15, 2017 (15)
4.28	Brokerage Services Agreement, dated April 1, 2017, by and between Diana Shipping Inc. and Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.) (19)
4.29
Fifth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Kapa Shipping Company Inc. and Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated May 30, 2017 (19)

4.30	Intercreditor Agreement with Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated June 30, 2017 (19)
4.31	Subordinated Facility Agreement by and between Diana Containerships Inc. (renamed to Performance Shipping Inc.) and Diana Shipping Inc., dated June 30, 2017 (19)
4.32	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated May 18, 2017 (19)
4.33	Loan Agreement dated July 2018 with BNP Paribas
4.34	Registration Document dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023
4.35	Securities Note dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023**
4.36	Summary for Diana Shipping Inc. listing prospectus dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023
4.37	Loan Agreement dated March 2019 with DNB Bank ASA**
8.1	Subsidiaries of the Company**
11.1	Amended Code of Ethics**
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2017 and 2018; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) the Notes to Consolidated Financial Statements

**	Filed herewith.
(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.
(4)	Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(5)	Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015.
(6)	Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015.
(7)	Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(8)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(9)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(10)	Reserved.
(15)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on February 17, 2017.
(16)	Filed as Exhibit 4.1 to the Company's Form 8-A12B filed on February 13, 2014.
(17)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 31, 2011.
(18)	Filed as an Exhibit to the Company’s Form 6-K filed on February 6, 2019.
(19)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 16, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Dated: March 12, 2019

DIANA SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

We have served as the Company’s auditor since 2004.

Athens, Greece
March 12, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Diana Shipping Inc.  as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 12, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
March 12, 2019

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$126,825	$40,227
Accounts receivable, trade (Note 2(f))	2,948	4,937
Due from related parties (Notes 2(g) and 4(b))	-	82,660
Inventories (Note 2(h))	5,835	5,770
Prepaid expenses and other assets	6,364	5,167
Total current assets	141,972	138,761

FIXED ASSETS:
Vessels' net book value (Note 5)	991,403	1,053,578
Property and equipment, net (Note 6)	22,425	22,650
Total fixed assets	1,013,828	1,076,228
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 7)	24,582	25,582
Investments in related parties (Notes 2(v) and 3)	3,263	3,249
Deferred charges, net (Notes 2(m), 2(n) and 5)	4,151	2,902
Total assets	$1,187,796	$1,246,722

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 7)	$96,434	$60,763
Accounts payable, trade and other	11,073	7,954
Due to related parties (Note 4(a) and 4(d))	182	271
Accrued liabilities	13,377	8,246
Deferred revenue	4,090	3,207
Total current liabilities	125,156	80,441

Long-term debt, net of current portion and deferred financing costs, non-current (Note 7)	434,113	540,621
Other non-current liabilities	843	902
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 9(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 103,764,351 and 106,131,017 issued and outstanding at December 31, 2018 and 2017, respectively (Note 9(b))	1,038	1,061
Additional paid-in capital	1,062,645	1,070,500
Accumulated other comprehensive income	287	294
Accumulated deficit	(436,312)	(447,123)
Total stockholders' equity	627,684	624,758

Total liabilities and stockholders' equity	$1,187,796	$1,246,722
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2018	2017	2016
REVENUES:
Time charter revenues	$226,189	$161,897	$114,259

EXPENSES:
Voyage expenses	7,405	8,617	13,826
Vessel operating expenses	95,510	90,358	85,955
Depreciation and amortization of deferred charges	52,206	87,003	81,578
General and administrative expenses	29,518	26,332	25,510
Management fees to related party (Notes 3(b) and 4(d))	2,394	1,883	1,464
Impairment loss (Note 5)	-	442,274	-
Loss from sale of vessels (Note 5)	1,448	-	-
Insurance recoveries, net of other loss (Note 5)	-	(10,879)	-
Gain on contract termination	-	-	(5,500)
Other loss/(gain)	(542)	296	(253)
Operating income/(loss)	$38,250	$(483,987)	$(88,321)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 10)	(30,506)	(26,628)	(21,949)
Interest and other income (Note 4(b))	8,822	4,508	2,410
Gain/(loss) from equity method investments (Note 3)	14	(5,607)	(56,377)
Total other expenses, net	$(21,670)	$(27,727)	$(75,916)

Net income/(loss)	$16,580	$(511,714)	$(164,237)

Dividends on series B preferred shares (Notes 9(a) and 11)	(5,769)	(5,769)	(5,769)

Net income/(loss) attributed to common stockholders	$10,811	$(517,483)	$(170,006)

Earnings/(loss) per common share, basic and diluted (Note 11)	$0.10	$(5.41)	$(2.11)

Weighted average number of common shares, basic (Note 11)	103,736,742	95,731,093	80,441,517

Weighted average number of common shares, diluted (Note 11)	104,715,883	95,731,093	80,441,517

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars)
	2018	2017	2016
Net income/(loss)	$16,580	$(511,714)	$(164,237)

Other comprehensive income/(loss) (Actuarial gain/(loss))	(7)	109	(84)

Comprehensive income/(loss)	$16,573	$(511,605)	$(164,321)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Equity

	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2015	2,600,000	$26	82,546,017	$825	$976,880	$269	$240,366	$1,218,366

Net loss	-	$-	-	$-	-	$-	$(164,237)	$(164,237)
Issuance of restricted stock and compensation cost (Note 9(e))	-	-	2,150,000	22	8,291	-	-	8,313
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	(84)	-	(84)
BALANCE, December 31, 2016	2,600,000	$26	84,696,017	$847	$985,171	$185	$70,360	$1,056,589

Net loss	-	$-	-	$-	-	$-	$(511,714)	$(511,714)
Issuance of common stock (Note 9(c))	-	-	20,125,000	201	77,110	-	-	77,311
Issuance of restricted stock and compensation cost (Note 9(e))	-	-	1,310,000	13	8,219	-	-	8,232
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive income	-	-	-	-	-	109	-	109
BALANCE, December 31, 2017	2,600,000	$26	106,131,017	$1,061	$1,070,500	$294	$(447,123)	$624,758

Net income/(loss)	-	$-	-	$-	$-	$-	$16,580	$16,580
Stock repurchased and retired (Note 9(d))	-	-	(4,166,666)	(41)	(15,116)	-	-	(15,157)
Issuance of restricted stock and compensation cost (Note 9(e))	-	-	1,800,000	18	7,261	-	-	7,279
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	(7)	-	(7)
BALANCE, December 31, 2018	2,600,000	$26	103,764,351	$1,038	$1,062,645	$287	$(436,312)	$627,684
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars)
	2018	2017	2016
Cash Flows from Operating Activities:
Net income/(loss)	$16,580	$(511,714)	$(164,237)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	52,206	87,003	81,578
Impairment loss (Note 5)	-	442,274	-
Amortization of financing costs (Note 10)	1,939	1,455	1,503
Amortization of free lubricants benefit	-	-	(15)
Compensation cost on restricted stock (Note 9(c))	7,279	8,232	8,313
Actuarial loss/(gain)	(7)	109	(84)
Loss from sale of vessels (Note 5)	1,448	-	-
Gain from loan to a related party (Note 4 (b))	(5,000)	-	-
Gain from insurance recoveries, net of other loss (Note 5)	-	(10,879)	-
Gain on shipbuilding contract termination	-	-	(278)
Loss/(gain) from equity method investments (Note 3)	(14)	5,607	56,377
(Increase) / Decrease in:
Accounts receivable, trade	1,989	966	(1,391)
Due from related parties	43	(141)	3,334
Inventories	(65)	90	391
Prepaid expenses and other assets	(1,197)	142	620
Increase / (Decrease) in:
Accounts payable, trade and other	3,119	1,382	(2,391)
Due to related parties	(89)	246	(39)
Accrued liabilities, net of accrued preferred dividends	5,131	2,512	(715)
Deferred revenue	883	2,385	(1,592)
Other non-current liabilities	(59)	162	117
Drydock costs	(4,256)	(6,418)	(2,489)
Net cash provided by/(used in) Operating Activities	$79,930	$23,413	$(20,998)

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Note 5)	(2,573)	(125,781)	(50,911)
Proceeds from vessel sales, net of expenses (Note 5)	14,578	2,032	-
Proceeds from insurance contract, net of expenses (Note 5)	-	11,362	-
Proceeds from sale of investment (Note 3(a))	-	158	-
Proceeds from shipbuilding contract termination (Notes 5)	-	-	9,413
Cash dividends from investment in a related party (Note 3(a))	-	-	96
Loan to a related party (Note 4(b))	-	(40,000)	-
Proceeds from loan to a related party (Note 4(b))	87,617	-	-
Payments for plant, property and equipment (Note 6)	(252)	(104)	(217)
Net cash provided by/(used in) Investing Activities	$99,370	$(152,333)	$(41,619)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 7)	100,000	57,240	39,265
Proceeds from issuance of common stock, net of expenses (Note 9(c))	-	77,311	-
Cash dividends on preferred stock	(5,769)	(5,769)	(5,769)
Payments for repurchase of common stock (Note 9(d))	(15,157)	-	-
Financing costs	(2,833)	(31)	(466)
Loan payments (Note 7)	(169,943)	(55,164)	(42,489)
Net cash provided by/(used in) Financing Activities	$(93,702)	$73,587	$(9,459)

Net increase / (decrease) in cash, cash equivalents and restricted cash	85,598	(55,333)	(72,076)

Cash, cash equivalents and restricted cash at beginning of the year	65,809	121,142	193,218

Cash, cash equivalents and restricted cash at end of the year	$151,407	$65,809	$121,142

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$126,825	$40,227	$98,142
Restricted cash	24,582	25,582	23,000
Cash, cash equivalents and restricted cash	$151,407	$65,809	$121,142
SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Note 3(a))	$-	$3,000	$-
Interest, net of amounts capitalized	$25,683	$24,503	$19,265

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

1.	Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI, and its wholly-owned and beneficially-owned subsidiaries (collectively, the “Company”). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates the majority of its own fleet through Diana Shipping Services S.A., or DSS, a wholly-owned subsidiary and a limited number of vessels through a 50% owned joint venture (Notes 3 and 4).

Diana Shipping Services S.A., or DSS, provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements and since October 1, 2013 administrative services with regards to services related to DSI’s operations and its subsidiaries. Such costs are eliminated in consolidation. As at December 31, 2018, DSS does not provide management services to eight vessels in the Company’s fleet whose management has been transferred progressively since August 2015 to Diana Wilhelmsen Management Limited, or DWM, (Notes 3(b) and 4(d)).

During 2018, 2017 and 2016 charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2018	2017	2016
A	16%	14%	15%
B	15%	17%
C	14%	12%	10%
D			19%
E	10%		10%

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company has identified that it has variable interests in Diana Containerships Inc. (renamed to Performance Shipping Inc. in February 2019), or Diana Containerships, and Diana Wilhelmsen Management Limited. The Company has assessed that Diana Containerships is a VIE since 2017 but the Company is not the primary beneficiary (Notes 3(a) and 4(b)).

b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

c) Other Comprehensive Income / (Loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders’ equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

e) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company’s loan facilities (Note 7). As of December 31, 2018 and 2017, restricted cash also included $582 of cash guarantee which was restricted to withdrawal or usage.

f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2018 and 2017.

g) Loan Receivable from Related Party: The amount shown as Due from related parties in the consolidated balance sheet as at December 31, 2017, represents a receivable from Diana Containerships with respect to a loan agreement, net of any provision for credit losses and does not include the $5,000 discount premium which was received in 2018 when the loan was fully collected (Note 4(b)). Interest income and fees, deriving from the agreement were recorded in the accounts as incurred. At each balance sheet date, amounts due under the aforementioned loan agreement were assessed for purposes of determining the appropriate provision for credit losses. As at December 31, 2017, the Company assessed the ability of Diana Containerships to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of Diana Containerships, equity offerings, sale plans, historical losses, and other risks/factors that could affect Diana Containerships’ future financial condition and its ability to meet its obligations. As a result of this assessment, the Company did not record any provision for credit losses, as it determined that Diana Containerships would be able to meet its obligations under the loan in the near future.

h) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

i) Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

j) Property and equipment: The Company owns the land and building where its offices are located. Land is presented in its fair value on the date of acquisition and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

k) Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets, plus unamortized dry-docking costs, may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions, by making use of available market data and taking into consideration third party valuations.

With respect to the vessels, the Company determines undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels’ performance and utilization, assuming (i) future revenues calculated for the fixed days, using the fixed charter rate of each vessel from existing time charters and for the unfixed days, the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable; (ii) expected outflows for scheduled vessels’ maintenance; (iii) vessel operating expenses; and (iv) fleet utilization; assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy.

During the last quarter of 2017, the Company’s management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 were exceptional. In this respect the Company’s management decided to exclude from the 10-year average of 1 year time charters these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. The Company performed the exercise discussed above which resulted to recording an impairment on certain vessels’ carrying value (Note 5). No impairment loss was identified or recorded for 2018 (by excluding similarly to 2017 the charter rates for the years 2009-2010) and 2016.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2018, 2017 and 2016 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

l) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

m) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment.

n) Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels’ cost.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.

q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

r) Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

s) Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the dry-bulk vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

t) Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

u) Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured.  That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

v) Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company’s share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. The Company assessed the financial condition of Diana Containerships (Note 3(a)), the market conditions that could affect its operations in the near future and historical losses of its investment and as a result the Company recorded impairment in 2017 and 2016, which is included in Gain/(loss) from equity method investments in the accompanying statements of operations.

w) Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

x) Financial Instruments, Recognition and Measurement: Equity securities with no determinable value, such as the Company’s investment in Diana Containerships (Note 3) are recorded at their cost and they are assessed for impairment, in accordance with ASU 2016-01 Financial Instruments-Overall, Recognition and Measurement of Financial Assets and Financial Liabilities. The Company will continue to account its investment at cost minus impairment, if any, unless it determines that an observable transaction for a similar security took place, as determined in ASU 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall. As at December 31, 2018 and 2017, based on the Company’s qualitative assessment as of these dates, no impairment has been recognized.

y) Shares repurchased and retired: Company’s shares repurchased for retirement, are immediately cancelled and the Company’s share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

Recent Accounting Pronouncements adopted

On January 1, 2018, the Company adopted ASU No. 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  On the same date, the Company adopted ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments in this update clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption of ASU No. 2016-13 and ASU No. 2018-19 did not have any effect in the Company’s financial statements and disclosures.

On January 1, 2018, the Company adopted the ASU No. 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting", which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The adoption of ASU 2017-09 did not have a material effect in the Company's financial statements.

On January 1, 2018, the Company adopted the provisions of ASU 2014-09 (Topic 606 – Revenue from Contracts with Customers), as amended from time to time, using the modified retrospective method to contracts that were in effect at January 1, 2018. The standard, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers, supersedes most legacy revenue recognition guidance, and expands disclosure requirements. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following five step method: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s time charter agreements were determined to contain a lease and were accounted for under ASC 842 as discussed below.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

The prior period comparative information has not been restated for Topic 606 and continues to be reported under the accounting guidance in effect for those periods. Implementation of the new revenue standard did not have any impact on revenue recognition. There was no cumulative effect from the adoption of the new revenue standard to opening accumulated deficit as at January 1, 2018, and no impact on any of the line items reported in the Company’s consolidated financial statements.

In the fourth quarter of 2018, the Company early adopted the ASU No. 2016-02, Leases (ASC 842), as amended from time to time, with adoption reflected as of January 1, 2018, the beginning of the Company’s annual period in accordance with ASC 250, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening accumulated deficit as of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients under ASC 842 which allowed the Company, as lessor, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. As all existing contracts with charterers, at January 1, 2018, are operating leases and as the Company did not account for initial direct costs related to existing leases at January 1, 2018, there were no amounts to be recorded as a cumulative effect adjustment to opening accumulated deficit on January 1, 2018. The Company did not have any material lease arrangements in which it was a lessee at the adoption date.

Additionally, the Company, as lessor, elected to apply the practical expedient, to not separate lease and associated non-lease components, and instead to account for each separate lease component and the associated non-lease components as a single component, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met (Note 2(p)). There was no cumulative effect from the adoption of the standard to opening accumulated deficit as at January 1, 2018, and no impact on any of the line items reported in the Company’s consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

On August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

On October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: i) applying the variable interest entity (VIE) guidance to private companies under common control, ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU No. 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.  The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.
3.	Investments in related parties
a) Diana Containerships Inc. (renamed to Performance Shipping Inc. in February 2019), or Diana Containerships: In 2017, the Company gradually sold all shares owned in the common stock of Diana Containerships, realizing an aggregate loss of $757 from the sale of such shares. For 2017 and 2016, the investment in Diana Containerships resulted in loss of $5,656 (including the loss from the sale of shares) and $56,465, respectively, of which $3,124 and $17,568, respectively was impairment, which was recorded based on Diana Containerships’ market value on Nasdaq at the date of each impairment charge recognition. The loss and impairment are included in “Gain/(loss) from equity method investments” in the accompanying consolidated statements of operations. In 2016, DSI received dividends from Diana Containerships amounting to $96.

On May 30, 2017, the company acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Diana Containerships for $3,000 in exchange for a reduction of an equal amount in the principal amount of the Company’s outstanding loan to Diana Containerships at that date (Note 4(b)). The Series C Preferred Stock has no dividend or liquidation rights and votes with the common shares of Diana Containerships, if any. Each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Diana Containerships. The acquisition of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company. As at December 31, 2018 and 2017, the investment amounted to $3,000 for both periods and is included in “Investments in related parties”.

b) Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. As at December 31, 2018, DWM provided management services to eight vessels of the Company’s fleet (Note 4(d)) following the sale of the m/v Triton and m/v Alcyon in December 2018 (Note 5). The DWM office is located in Limassol, Cyprus. As at December 31, 2018 and 2017, the equity method investment in DWM amounted to $263 and $249, respectively, and is included in “Investments in related parties” in the accompanying consolidated balance sheets. For 2018, 2017 and 2016, the investment in DWM resulted in gain of $14, $49, and $88, respectively, and is included in “Gain/(loss) from equity method investments” in the accompanying consolidated statements of operations.
4.	Transactions with related parties
a) Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman of the Board. Travel expenses for 2018, 2017 and 2016 amounted to $2,253, $2,096 and $2,320, respectively, and are mainly included in “Vessels, net book value”, “Vessel operating expenses” and “General and administrative expenses” in the accompanying consolidated financial statements.  At December 31, 2018 and 2017, an amount of $63 and $162, respectively, was payable to Altair and is included in “Due to related parties” in the accompanying consolidated balance sheets.

b) Diana Containerships Inc. (renamed to Performance Shipping Inc. in February 2019), or Diana Containerships: On May 20, 2013, the Company entered into a five year unsecured loan of $50,000 with a subsidiary of Diana Containerships, drawn on August 20, 2013, for general corporate purposes and working capital. Following an amendment on September 9, 2015, the interest was set to LIBOR plus a margin of 3% per annum and a fixed fee of $200 would be payable on the maturity date. In addition, the borrower agreed to repay the principal amount of the loan on the last day of each interest period in amounts totalling $5,000 per annum, but not to exceed $32,500 in the aggregate. Following another amendment on August 24, 2016, the repayment of all outstanding principal amounts was deferred until a later date, the borrower was changed to another wholly-owned subsidiary of Diana Containerships and the interest rate of the deferral period increased to 3.35% per annum over LIBOR. On May 30, 2017, as discussed in Note 3(a), the loan was decreased by $3,000, in order to acquire the Series C Preferred Stock issued by Diana Containerships.

On June 30, 2017, DSI entered into a loan facility of $82,617 with Diana Containerships to refinance the existing loan amounting to $42,617 at that date (including the above mentioned fixed fee). The loan also provided for an additional $5,000 interest-bearing discount premium payable on the termination date, unless waived according to certain terms of the loan agreement. The loan was collected in full in July 2018, including the additional $5,000 interest-bearing discount premium. The loan bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% until full repayment. The loan facility was secured by first preferred mortgages on Diana Containerships’ vessels and included financial and other covenants. As at December 31, 2017 the loan had an outstanding balance of $82,660, including accrued interest and is separately presented in “Due from related parties” in the accompanying consolidated balance sheet.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

For the years ended December 31, 2018, 2017 and 2016, interest and other income amounted to $7,055 (including the $5,000 additional discount premium), $3,855 and $1,692, respectively, and is included in “Interest and other income” in the accompanying consolidated statements of operations.

c) Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s CEO and Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee amended annually on each anniversary of the agreement. The agreement was amended in November 21, 2018, to increase the fee from October 1, 2018 until expiration of the agreement in March 2019. For 2018, 2017 and 2016, brokerage fees amounted to $1,850, $1,800 and $1,680, respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2018 and 2017, there was no amount due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets.

d) Diana Wilhelmsen Management Limited: As of December 31, 2018, DWM provided management services to eight vessels of the Company’s fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues. Management fees for 2018, 2017 and 2016 amounted to $2,394, $1,883 and $1,464, respectively, and are separately presented as “Management fees to related party” in the accompanying consolidated statements of operations, whereas commercial fees amounted to $453, $260 and $124, respectively, and are included in “Voyage expenses” in the accompanying consolidated statements of operations. As at December 31, 2018 and 2017, there was an amount of $119 and $109, respectively, due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

5.	Vessels, net book value
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2016	$1,987,419	$(583,507)	$1,403,912

- Transfer from advances for vessels under construction and acquisition and other vessel costs	104,858	-	104,858
- Acquisitions, improvements and other vessel costs	67,787	-	67,787
- Vessel disposal	(15,349)	12,834	(2,515)
- Impairment charges	(877,484)	438,573	(438,911)
- Depreciation for the year	-	(81,553)	(81,553)
Balance, December 31, 2017	$1,267,231	$(213,653)	$1,053,578

- Improvements and other vessel costs	2,573	-	2,573
- Vessel disposal	(41,213)	25,630	(15,583)
- Depreciation for the year	-	(49,165)	(49,165)
Balance, December 31, 2018	$1,228,591	$(237,188)	$991,403

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

On July 25, 2017, the Melite run aground at Pulau Laut, Indonesia. Following this incident, on September 21, 2017, the owners served a notice of frustration of the voyage to the time-charterers and a notice of abandonment to the H&M and IV insurers as it was considered that the extent of damages and the estimated cost of repairs were such that the vessel constituted a constructive total loss. As of September 30, 2017, the vessel’s net book value was reduced to its scrap value of $2,515 resulting in an impairment of $19,807 which is included in “Impairment loss”, in the 2017 accompanying consolidated statement of operations. The vessel, which was insured for a value of $14,000 to H&M insurers, was sold to an unrelated third party at the recorded price in October 2017, and in November 2017, the Company received the balance of the insured value of the vessel amounting to $11,528, which is included in “Insurance recoveries, net of other loss” in the accompanying statement of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

As at December 31, 2017, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of certain vessels over their remaining useful lives and their eventual disposition was less than their carrying amount plus any unamortized dry-docking costs.  The Company performed the exercise discussed above which resulted to recording an impairment on certain vessels’ carrying value (Note 2). Accordingly, the Company recognized an aggregate impairment loss of $422,466, which is included in “Impairment loss” in the 2017 accompanying consolidated statement of operations of which $3,362 was written down from unamortized deferred drydocking costs. The fair value of the vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on last done deals of sale of vessels with similar characteristics, such as type, size and age.

In November 2018, the Company entered into two Memoranda of Agreement with two unrelated third party companies to sell the vessel Triton, for a total consideration of $7,350 and the vessel Alcyon, for a total consideration of $7,450. Both vessels were delivered to their new owners in December 2018. The vessels’ total net book value at the date of sale amounted to $15,583. The aggregate loss from the vessels’ sale, including unamortized deferred drydocking costs, amounted to $1,448 and is reflected in “Loss from sale of vessels” in the accompanying 2018 consolidated statement of operations.

6.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2016	$26,582	$(3,468)	$23,114
- Additions in property and equipment	104	-	104
- Depreciation for the year	-	(568)	(568)
- Disposal of assets	(3)	3	-
Balance, December 31, 2017	$26,683	$(4,033)	$22,650
- Additions in property and equipment	252	-	252
- Depreciation for the year	-	(477)	(477)
Balance, December 31, 2018	$26,935	$(4,510)	$22,425

7. Long-term debt, current and non-current
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2018	2017
8.5% Senior Unsecured Notes	-	63,250
9.5% Senior Unsecured Bond	100,000	-
Secured Term Loans	434,850	541,543
Total debt outstanding	$534,850	$604,793
Less related deferred financing costs	(4,303)	(3,409)
Total debt, net of deferred financing costs	$530,547	$601,384
Less: Current portion of long term debt, net of deferred financing costs current	(96,434)	(60,763)
Long-term debt, net of current portion and deferred financing costs, non-current	$434,113	$540,621

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

8.5% Unsecured Senior Notes: On May 20, 2015, the Company offered $63,250 aggregate principal amount of 8.5% Senior Notes due 2020 (the “Notes”), including an overallotment, at the price of $25.0 per Note, pursuant to an approval obtained by a special committee of the Board of Directors. As part of the offering, the underwriters sold $12,750 aggregate principal amount of the Notes to, or to entities affiliated with, the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and certain directors of the Company at the public offering price. On October 29, 2018, the Company completed the redemption of all of its outstanding 8.50% Senior Notes due 2020 which until then had traded on the NYSE under the ticker symbol “DSXN”. The redemption price was equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption. The Notes bore interest at a rate of 8.5% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year. The Notes included financial and other covenants, including maximum net borrowings and minimum tangible net worth.

9.5% Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25,000 of the Bond on one or more occasions. Entities affiliated with the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16,200 aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in three years and includes financial and other covenants. The Bond is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 3%. Their maturities range from January 2019 to January 2032. For 2018 and 2017, the weighted average interest rates of the secured term loans were 4.31% and 3.38%, respectively.

As at December 31, 2018, the Company had the following agreements with banks:

On October 22, 2009, the Company, through a wholly-owned subsidiary, entered into a $40,000 loan agreement with Bremer Landesbank (“Bremer”) to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $900 each plus one balloon installment of $4,000 to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum.

On October 2, 2010, the Company, through two wholly-owned subsidiaries, entered into a loan agreement with Export-Import Bank of China (“CEXIM Bank”) and DnB NOR Bank ASA (“DnB”) to finance part of the construction cost of the Los Angeles and the Philadelphia, for an amount of up to $82,600, of which $72,100 was drawn on delivery. The Los Angeles advance is repayable in 40 quarterly installments of approximately $628 each and a balloon of $12,332 payable together with the last installment on February 15, 2022. The Philadelphia advance is repayable in 40 quarterly installments of approximately $581 each and a balloon of $11,410 payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum. Pursuant to an amendment of the loan agreement dated May 18, 2017, each of the individual banks were allowed to demand repayment in full of such bank's contribution in any or all advances on August 16, 2019. On March 1, 2019, the banks waived their right to exercise such a prepayment option.

On September 13, 2011, the Company through one wholly-owned subsidiary entered into a loan agreement with Emporiki Bank of Greece S.A. (“Emporiki”) for a loan of up to $15,000 to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole Corporate and Investment Bank (“Credit Agricole”) entered into a supplemental loan agreement to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole. The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On May 24, 2013, the Company through two wholly-owned subsidiaries entered into a loan agreement with CEXIM Bank and DnB to finance part of the construction cost of Crystalia and Atalandi for an amount of up to $15,000 for each vessel, drawn on May 22, 2014. Each advance is repayable in 19 quarterly installments of $250 each and a balloon of $10,250 payable together with the last installment on February 22, 2019. The loan bears interest at LIBOR plus a margin of 3.0% per annum. In February 2019, the loan was repaid in full.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

On January 9, 2014, the Company through two wholly-owned subsidiaries entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18,000 to finance part of the acquisition cost of the Melite and Artemis. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was drawn in two tranches, one of $8,500 assigned to Melite and one of $9,500 assigned to Artemis. Tranche A was repaid in full in October 2017, as a result of the sale of the vessel following its grounding incident (Note 5). Tranche B is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022.

On December 18, 2014, the Company through two wholly-owned subsidiaries entered into a loan agreement with BNP Paribas (“BNP”), for a loan facility of up to $55,000 to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios, of which $53,500 was drawn. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,466 payable on November 30, 2021.

On March 17, 2015, the Company, through eight separate wholly-owned subsidiaries, entered into a loan agreement with Nordea Bank AB, London Branch, for a secured term loan facility of up to $110,000 of which on March 19, 2015, the Company drew down $93,080 and repaid the then existing indebtedness with the bank. The loan is repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

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

On July 22, 2015, the Company entered into a term loan agreement with BNP Paribas for a loan of $165,000 drawn on July 24, 2015. This loan, having a balance of $130,000 on July 16, 2018, was repaid in full with $75,000 of proceeds under a new loan agreement entered into with BNP Paribas on July 13, 2018 and with cash on hand. The original loan of $165,000 was repayable in 20 consecutive quarterly installments, the first eight installments in an amount of $2,500 each, followed by four installments in an amount of $5,000 each; eight installments in an amount of $7,000 each; and a balloon installment of $69,000 payable together with the last installment on July 24, 2020.The loan bore interest at LIBOR plus a margin of 2.35% per annum for the first two years; 2.3% per annum for the third year and 2.25% per annum until the final maturity of the loan. The new loan of $75,000, dated July 13, 2018, has a term of five years and is repayable in 20 consecutive quarterly installments of $1,562.5 and a balloon installment of $43,750 payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

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

On January 7, 2016, the Company, through three wholly-owned subsidiaries, entered into a secured loan agreement with the Export-Import Bank of China for a loan of up to $75,735 in order to finance part of the construction cost of Newport News, San Francisco (Note 5) and Hull DY6006. The tranche for Hull DY6006 was cancelled pursuant to a Deed of Release dated February 6, 2017, as a result of the cancelation of its shipbuilding contract on October 31, 2016. On January 4, 2017, the Company drew down $57,240. The loan is repayable in 60 equal quarterly instalments of $954 each by January 4, 2032 and bears interest at LIBOR plus a margin of 2.3%.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

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

On May 10, 2016, the Company, through one wholly-owned subsidiary, entered into a term loan agreement with DNB Bank ASA and the Export-Import Bank of China for a loan of $13,510, drawn on the same date, being the purchase price of the Maera. The loan is payable in seven equal consecutive quarterly installments of about $20 each, four equal consecutive quarterly installments of about $283 and a balloon of about $12,242 payable together with the last installment on January 4, 2019. The loan bears interest at LIBOR plus a margin of 3% per annum. According to the terms of the loan agreement, the Company prepaid an amount of $360 during 2018 which was deducted from the final balloon payment. In January 2019, the loan was repaid in full.

Under the secured term loans outstanding as of December 31, 2018, 33 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $813,387. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the guarantor, maintained in the bank accounts of the borrowers, or the guarantor. As at December 31, 2018 and 2017, the minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $24,000 and $25,000, respectively and is included in “Restricted cash” in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2018 and 2017, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above, as at December 31, 2018, and throughout their term, are shown in the table below:

Period		Principal Repayment
Year 1		$97,521
Year 2		36,132
Year 3		138,744
Year 4		78,717
Year 5		152,254
Year 6	and thereafter	31,482
Total		$534,850

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

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

b) As at December 31, 2018, all of the Company’s vessels were fixed under time charter agreements. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2018 and until their expiration was as follows:

Period	Amount
Year 1	$131,917
Year 2	5,211
Total	$137,128

9. Capital Stock and Changes in Capital Accounts
a) Preferred stock: As at December 31, 2018 and 2017, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares and 5,000,000 are designated as Series B Preferred Shares.

As at December 31, 2018 and 2017, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share and zero Series A Participating Preferred Shares issued and outstanding. Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2018, 2017, and 2016, dividends on Series B preferred shares amounted to $5,769. At any time on or after February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

b) Common Stock: The Company’s authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

c) Offering of common shares: On April 26, 2017, the Company issued a total 20,125,000 common shares, at a price of $4.00 per share, in a public offering.  As part of the offering, entities affiliated with Simeon Palios, the Company’s Chief Executive Officer and Chairman, executive officers and certain directors, purchased an aggregate of 5,500,000 common shares at the public offering price. The net proceeds from the offering after underwriting discounts and other offering expenses were $77,311.

d) Repurchase of common shares: In December 2018, the Company repurchased a total of 4,166,666 common shares, at a price of $3.60 per share, in a tender offer which commenced in November 2018.  The total cost from the tender offer amounted to $15,157.

e) Incentive plan: In November 2014, the Company adopted the 2014 Equity Incentive Plan to issue awards to Key Persons in the form of (a) non-qualified stock, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) dividend equivalents, (f) unrestricted stock and (g) other equity-based or equity-related Awards for a maximum number of 5,000,000 shares of common stock. This number was increased to 13,000,000 on May 31, 2018, after an amendment of the plan. As at December 31, 2018, 9,124,759 remained reserved for issuance.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

Restricted stock during 2018, 2017 and 2016 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2015	2,764,312	$8.27
Granted	2,150,000	2.26
Vested	(971,646)	8.67
Outstanding at December 31, 2016	3,942,666	$4.89
Granted	1,310,000	3.95
Vested	(1,611,549)	5.46
Outstanding at December 31, 2017	3,641,117	$4.30
Granted	1,800,000	3.82
Vested	(1,679,484)	4.38
Outstanding at December 31, 2018	3,761,633	$4.04

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For 2018, 2017 and 2016, an amount of $7,279, $8,232, and $8,313, respectively, was recognized in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

At December 31, 2018 and 2017, the total unrecognized cost relating to restricted share awards was $10,106 and $10,509, respectively. At December 31, 2018, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.86 years.

f) Share Repurchase Agreement: On May 22, 2014, the Company’s Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company’s common stock. During the years ended December 31, 2018 and 2017, the Company did not repurchase any shares.
10.	Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2018	2017	2016
Interest expense	$28,299	$24,978	$19,523
Amortization of financing costs	1,939	1,455	1,503
Loan expenses	268	195	923
Total	$30,506	$26,628	$21,949

Total interest on long-term debt for 2018, 2017 and 2016 amounted to $28,299, $24,991 and $21,009, respectively, of which $0, $13 and $1,486, respectively, were capitalized and included “Vessels, net book value”, in the accompanying consolidated balance sheets.

11.	Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For 2018, the denominator of the diluted earnings per share calculation includes 979,141 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.  For 2017 and 2016 and on the basis that the Company incurred losses, the effect of incremental shares would be anti-dilutive and therefore basic and diluted loss per share was the same.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2018	2017	2016

Net income/(loss)	$16,580	$(511,714)	$(164,237)
Less dividends on series B preferred shares	$(5,769)	$(5,769)	$(5,769)
Net income/(loss) attributed to common stockholders	10,811	(517,483)	(170,006)

Weighted average number of common shares, basic	103,736,742	95,731,093	80,441,517
Incremental shares	979,141	-	-
Weighted average number of common shares, diluted	104,715,883	95,731,093	80,441,517

Earnings/(loss) per share, basic and diluted	$0.10	$(5.41)	$(2.11)

12.	Income Taxes
Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly‑Traded Test).

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

The Company and each of its subsidiaries expects to  qualify for this statutory tax exemption for the 2018, 2017 and 2016 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company’s control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as  if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company’s stock were, in combination with the Company’s existing 5% shareholders, to own 50% or more of the Company’s outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2018, 2017 and 2016, the Company would be subject to U.S. federal income tax of approximately $172, $136 and $80, respectively, in the absence of an exemption under Section 883.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018
(Expressed in thousands of U.S. Dollars – expect share, per share data, unless otherwise stated)

13.	Financial Instruments and Fair Value Disclosures
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Bond (Note 7) having a fixed interest rate amounted to $97,500 as of December 31, 2018, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument on that date as provided by the selling bank.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

14.	Subsequent Events
a) Series B Preferred Stock Dividends: On January 15, 2019, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2019.

b) Series C Preferred Stock: On January 31, 2019, DSI issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of $1,066. The Series C Preferred Stock will vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members.

c) Sale of Vessels: On February 14 and February 15, 2019 the Company through two separate wholly-owned subsidiaries entered into two Memoranda of Agreement to sell the vessels Danae and Dione to two affiliated parties controlled by one Director each, for the purchase price of $7,200 each. The transaction was approved by disinterested directors of the Company and the agreed upon sale price was based, among other factors, on independent third-party broker valuations obtained by the Company. Danae is expected to be delivered to her new owners latest by June 28, 2019 and Dione by April 15, 2019.

d) Annual Incentive Bonus: On February 20, 2019 the Company’s Board of Directors approved the grant of 2,000,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company’s 2014 equity incentive plan, as amended. The fair value of the restricted shares based on the closing price on the date of the Board of Directors’ approval was $5,980 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

e) Tender Offer: On February 27, 2019 the Company commenced a tender offer to purchase up to 5,178,571 shares of its outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share, net to the seller, in cash, less any applicable withholding taxes and without interest. The tender offer is scheduled to expire on March 27, 2019.

f) New Loan Agreement: On March 5, 2019, the Company, through two wholly owned subsidiaries, entered into a $19,000 loan agreement with DNB Bank ASA, for the purpose of providing the borrowers with working capital. The loan will be available until March 20, 2019 and will be repayable in 20 consecutive quarterly instalments of $477.3 and a balloon of $9,454, latest by March 20, 2024.