Form 20-F
period 2019-12-31
DIANA SHIPPING INC.
filed 2020-03-31
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report : Not applicable

For the transition period from____________to____________
Commission file number 001-32458

DIANA SHIPPING INC.
(Exact name of Registrant as specified in its charter)
Diana Shipping Inc.
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Ioannis Zafirakis Tel: + 30-210-9470-100, Fax: + 30-210-9470-101 E-mail: izafirakis@dianashippinginc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value, including the Preferred Stock Purchase Rights	DSX	New York Stock Exchange
8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value	DSXPRB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 91,193,339 shares of the registrant’s common stock outstanding

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

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]
Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
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

[_] Yes   [_] No

FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe”,  “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending,” and similar expressions, terms or phrases may identify forward-looking statements.

Please note in this annual report, “we”, “us”, “our” and “the Company” all refer to Diana Shipping Inc. and its subsidiaries, unless otherwise indicated.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in its records and other data available from third parties.  Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.

In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3. Key Information—D. Risk Factors," and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	the strength of world economies;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in demand in the dry-bulk shipping industry;
•	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
•	changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs;
•	the Company’s future operating or financial results;
•
availability of financing and refinancing and changes to the Company’s financial condition and liquidity, including the Company’s ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to obtain financing and comply with the restrictions and other covenants in the Company’s financing arrangements;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;

•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates of any of the Company’s debt that reference LIBOR;
•	the failure of counter parties to fully perform their contracts with the Company;
•	the Company’s dependence on key personnel;
•	adequacy of insurance coverage;
•	the volatility of the price of the Company’s common shares;
•	the Company’s incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;
•	general domestic and international political conditions or labor disruptions;
•	acts by terrorists or acts of piracy on ocean-going vessels;
•	the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the dry-bulk shipping industry;
•	potential disruption of shipping routes due to accidents or political events; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events.These statements are intended as forward-looking statements. The Company may also from time to time make forward- looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$220,728	$226,189	$161,897	$114,259	$157,712
Impairment loss	13,987	-	442,274	-	-
Operating income/(loss)	17,622	38,250	(483,987)	(88,321)	(47,177)
Net income/(loss)	(10,535)	16,580	(511,714)	(164,237)	(64,713)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)	(5,769)	(5,769)
Income/(loss) attributed to common stockholders	(16,304)	10,811	(517,483)	(170,006)	(70,482)
Earnings/(loss) per common share, basic and diluted	(0.17)	0.10	(5.41)	(2.11)	(0.89)
Weighted average number of common shares, basic	95,191,116	103,736,742	95,731,093	80,441,517	79,518,009
Weighted average number of common shares, diluted	95,191,116	104,715,883	95,731,093	80,441,517	79,518,009

	As of and for the
	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Balance Sheet Data:
Total assets	$1,071,280	$1,187,796	$1,246,722	$1,668,663	$1,836,965
Total current liabilities	65,484	125,156	80,441	78,225	58,889
Capital stock	1,022,571	1,063,709	1,071,587	986,044	977,731
Long-term debt (including current portion), net of deferred financing costs	474,951	530,547	601,384	598,181	600,071
Total stockholders’ equity	570,064	627,684	624,758	1,056,589	1,218,366
Cash Flow Data:
Net cash provided by/(used in) operating activities	$49,882	$79,930	$23,413	$(20,998)	$23,945
Net cash provided by/(used in) investing activities	38,397	99,370	(152,333)	(41,619)	(155,637)
Net cash provided by/(used in) financing activities	(111,398)	(93,702)	73,587	(9,459)	106,009

	As of and for the
	Year Ended December 31,
	2019	2018	2017	2016	2015

Fleet Data:
Average number of vessels (1)	45.0	49.9	49.6	45.2	40.8
Number of vessels at year-end	42.0	48.0	50.0	46.0	43.0
Weighted average age of vessels at year-end (in years)	9.5	9.1	8.4	8.2	7.4
Ownership days (2)	16,442	18,204	18,119	16,542	14,900
Available days (3)	16,192	17,964	17,890	16,447	14,600
Operating days (4)	15,971	17,799	17,566	16,354	14,492
Fleet utilization (5)	98.6%	99.1%	98.2%	99.4%	99.3%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$12,796	$12,179	$8,568	$6,106	$9,739
Daily vessel operating expenses (7)	5,510	5,247	4,987	5,196	5,924

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

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$220,728	$226,189	$161,897	$114,259	$157,712
Less: voyage expenses	(13,542)	(7,405)	(8,617)	(13,826)	(15,528)
Time charter equivalent revenues	$207,186	$218,784	$153,280	$100,433	$142,184

Available days	16,192	17,964	17,890	16,447	14,600
Time charter equivalent (TCE) rate	$12,796	$12,179	$8,568	$6,106	$9,739

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

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have declined significantly from historically high levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, about half of our vessels are scheduled to come off of their current charters in 2020, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes, strikes, tariffs and “trade wars,”

•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;

•	natural disasters and other disruptions in international trade;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of dry bulk vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	speed of vessel operation;

•	vessel casualties;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire; and

•	sanctions (in particular, sanctions on Iran and Venezuela, amongst others).

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2019 BDI ranged from a low of 595 in February to a high of 2,518 in September and remains at comparatively low levels relative to historical highs and there can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance our existing and future credit facilities on acceptable terms which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.

If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.

The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as rapidly growing public health concerns such as the recent COVID-19 outbreak. Due to the recent outbreak of COVID-19, since late February, the financial markets in the U.S. have been in steep decline. If U.S and world economic conditions continue to weaken, the demand for our services may be negatively affected.

Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry.  If global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may, among other things, not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom, or the U.K., from the European Union, or the EU, as described more fully below, and potential new trade policies in the United States further increase the risk of additional trade protectionism.

In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP decreased to 6.1% for the year ending December 31, 2019 as compared to 6.6% for the year ending December 31, 2018 and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China, are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China came to a quick halt in early 2020. The outbreak of COVID-19 is a very negative development for the Chinese economy and has led to an economic contraction. We cannot assure you that the Chinese economy will not continue to contract in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China, which requires China to purchase over USD 50 billion of energy products. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela.

There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 25 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years.  Although dry bulk newbuilding deliveries have tapered off since 2014, newbuildings continued to be delivered through the end of 2018. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, about half of our vessels are scheduled to come off of their current charters in 2020, based on their earliest redelivery date, for which we may be seeking new employment.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;
•	acts of God;
•	terrorism;
•	environmental accidents;
•	cargo and property losses or damage;
•
business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes or adverse weather conditions; and

•	piracy.
These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets, and international commerce. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and, in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

In addition, public health threats, such as COVID-19 (more fully described below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

The recent outbreak of coronavirus COVID-19,  a virus causing potentially deadly respiratory tract infections originating in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.  As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia, Sulu Sea and Celebes Sea and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

An increase in the price of fuel may adversely affect our profits.

While we generally will not bear the cost of fuel or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Fuel is also a significant, if not the largest, expense in shipping when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. In March 2020 the price of oil decreased significantly due to economic conditions and an increase in oil production.  However, fuel may become much more expensive in the future, including as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020.  An increase in oil price in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

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

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or penalties imposed on us and may adversely affect our reputation and the market for our securities

If our vessels call on ports or operate in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such activities may result in a sanctions violation and we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Since July 11, 2011, none of our vessels have called on ports in North Korea, Sudan or Syria.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to countrywide U.S. sanctions, including Iran, North Korea, Sudan and Syria. Since July 11, 2011, none of our vessels have called on ports in North Korea, Sudan or Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister-ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister-ship" liability against one vessel in our fleet for claims relating to another of our ships.

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

The market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply of and demand for vessels;

•	applicable governmental or other regulations;

•	technological advances;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	the cost of newbuildings.

The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels were to decline further, we may not be in compliance with certain covenants contained in our current and future loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As at December 31, 2019, we were in compliance with all of the covenants in our loan facilities. If we are not able to comply with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels.

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

During 2015 we invested in a 50/50 joint venture with Wilhelmsen Ship Management which provides management services to a limited number of vessels in our fleet and to affiliated companies, but our eventual goal is to provide fleet management services to unaffiliated third party vessel operators. While this joint venture may provide us in the future with a potential revenue source, it may also expose us to risks such as low customer satisfaction, increased operating costs compared to those we would achieve for our vessels, and inability to adequately staff our vessels with crew that meets our expectations or to maintain our vessels according to our standards, which would adversely affect our financial condition.

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

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies ―levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

We may have difficulty effectively managing any growth, which may adversely affect our earnings.

Since the completion of our initial public offering in March 2005, we have increased our fleet to 51 vessels in operation in 2017, and decreased it to 41, as of the date of this annual report. The significant increase in the size of our fleet has imposed significant additional responsibilities on our management and staff. We may grow our fleet further in the future and this may require us to increase the number of our personnel. We may also have to increase our customer base to provide continued employment for the new vessels.

Any future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing any future growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to borrow amounts under our loan facilities and restrictive covenants in our loan facilities impose financial and other restrictions on us.

We have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2019, we had $478.3 million outstanding under our facilities and bond. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

We recently underwent a transition with respect to certain of our directors and executive officers and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

Effective as of February 19, 2020, Mr. Christos Glavanis and Mr. Andreas Michalopoulos resigned from our board of directors. As a result of the retirements of Messrs. Glavanis and Michalopoulos, the size of our board of directors has been reduced from eleven to nine members.

Additionally, in February 2020, as part of a long-term management succession plan, Mr. Andreas Michalopoulos resigned as our Chief Financial Officer and Treasurer to devote substantially all of his time to other business endeavors.  Our board of directors has appointed Mr. Ioannis Zafirakis as Interim Chief Financial Officer and Treasurer to replace Mr. Michalopoulos, effective as of February 28, 2020. The above-referenced management succession plan also included the appointment of Ms. Semiramis Paliou to the position of Deputy Chief Executive Officer, as previously announced on October 25, 2019.

Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios; our President, Mr. Anastasios Margaronis; our Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary Mr. Ioannis Zafirakis and our Deputy Chief Executive Officer and Chief Operating Officer, Mrs. Semiramis Paliou. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

Our customers, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 41 vessels in operation, having a combined carrying capacity of 5.1 million dead weight tons, or dwt, and a weighted average age of 9.5 years as of the date of this report. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuate with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2019, 2018, and 2017, approximately 60%, 55% and 43%, respectively, of our revenues were derived from four, four and three charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2019 taxable year and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2019 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See “Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

As of the date of this annual report, Mr. Simeon Palios, our Chief Executive Officer and Chairman of the Board, beneficially owns 16,103,998 shares, or approximately 18.0% of our outstanding common stock, which is held indirectly through entities over which he exercises sole voting power. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to a company controlled by Mr. Palios. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock, Mr. Palios controls 26.6% of the vote of any matter submitted to the vote of the common shareholders. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mr. Palios and the entities controlled by Mr. Palios have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as our Chairman continues to own a significant amount of our equity, even though the amount held by him represents less than 50% of our voting power, he will continue to be able to exercise considerable influence over our decisions. The interests of these shareholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which, as of December 31, 2019, 91,193,339 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

Our Series B Preferred Shares are subordinated to all of our existing and future indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our amended and restated articles of incorporation currently authorize the issuance of up to 25,000,000 preferred shares, par value $0.01 per share. Of these preferred shares, 1,000,000 shares have been designated Series A Participating Preferred Stock, 5,000,000 shares have been designated Series B Preferred Shares, and 10,675 are designated as Series C Preferred Shares. The Series B Preferred Shares are senior in rank to the Series A Participating Preferred Shares. The issuance of additional Series B Preferred Shares or other preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares. The Series B Preferred Shares do not contain any provisions affording the holders of our Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Shares, so long as the rights of our Series B Preferred Shares are not directly materially and adversely affected.

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

In June 2017, we refinanced our unsecured loan facility with Performance Shipping with a new secured loan facility of $82.6 million, which included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million payable at maturity, plus an additional loan amount to Performance Shipping of $40.0 million. The loan also had an additional $5.0 million interest-bearing discount premium, bore interest at the rate of 6% per annum for the first twelve months of the loan, scaled to 9% for the next three months, and further scaled to 12% for the remaining three months of the loan. The loan was fully repaid by Performance Shipping in July 2018.

In July 2017, the Melite ran aground at Pulau Laut, Indonesia, following which, the vessel was considered a constructive total loss. In October 2017, the vessel was sold to an unrelated third party for demolition, on an “as is where is” basis, for approximately $2.5 million, before commissions. As a result of this sale, the outstanding balance of the loan assigned to the vessel amounting to $5.8 million was also prepaid. On November 14, 2017, the Company also received the balance of the insured value (net of the price sold and commissions), amounting to $11.5 million.

In July 2018, the Company signed a term loan facility with BNP Paribas (“BNP”) for up to $75 million with maturity date on July 16, 2023, secured by the vessels Alcmene, Seattle, Electra, Phaidra, Astarte, G P. Zafirakis and P.S. Palios. The proceeds from the loan facility together with available cash were used to voluntarily prepay in full the balance of $130 million of the existing credit facility with BNP dated June 22, 2015 which had maturity date on July 24, 2020. The new loan facility has resulted in the release of mortgages on 17 of the Company’s vessels as of that date.

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

In February 2019, the Company signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to sell to two affiliated parties, the vessels Danae and Dione, each a 2001-built dry bulk vessel for $7.2 million each. The sale of the vessels was approved by disinterested directors of the Company and the vessels were sold at a price equal to the higher of two independent broker valuations. Both vessels were delivered to their new buyers in April, 2019.

In March 2019, the Company purchased in a tender offer 3,889,386 shares of its outstanding common, par value of $0.01 per share, at a price of $2.80 per share, net to the seller, in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of $10.9 million.

In March 2019, the Company, through two wholly owned subsidiaries, entered into a $19.0 million loan agreement with DNB Bank ASA, for working capital. The loan will be available until March 20, 2019 and will be repayable by March 20, 2024.

In April 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2004-built vessel Erato, for a sale price of $7.0 million before commissions. The vessel was delivered to the buyer in June 2019.

In May 2019, the Company purchased in a tender offer 3,125,000 shares of its common stock, par value of $0.01 per share at a price of $3.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of $10.6 million.

In June 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2004-built vessel Thetis, for a sale price of $6.4 million before commissions. The vessel was delivered to the buyer in July 2019.

In June 2019, the Company, through two wholly-owned subsidiaries entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.0 million, to refinance the vessels Selina, Ismene and Houston. The loan is payable in 20 consecutive quarterly installments of $0.8 million each and a balloon installment of $9 million payable together with the last installment June 28, 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

In July 2019, the Company purchased in a tender offer 2,000,000 shares of its common stock, par value of $0.01 per share, at a price of $3.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of $7.5 million.

In July 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2001-built vessel Nirefs, for a sale price of $6.71 million before commissions. The vessel was delivered to her new owners in September 2019.

In October 2019, the Company purchased in a tender offer 2,816,900 shares of its common stock, par value of $0.01 per share, at a price of $3.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of $10.0 million.

In November 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Clio, for a sale price of $7.4 million before commissions. The vessel was delivered to her new owners in November 2019.

In December 2019, the Company purchased in a tender offer 2,739,726 shares of its common stock, par value of $0.01 per share, at a price of $3.65 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of 10.0 million.

In December 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2005-built vessel Calipso, with delivery to the buyer latest by January 30, 2020, for a sale price of $7.275 million before commissions. In February 2020, the buyers elected to exercise their right to cancel the Contract as a result of vessel’s missing the cancelling date stipulated therein, due to unforeseen events, unrelated to the condition of the vessel. As of the date of this report, the Company does not have an active plan to sell the vessel.

In January 2020, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2002-built vessel Norfolk, with delivery to the buyer latest by January 30, 2020, for a sale price of $9.35 million before commissions. In February 2020, the buyers elected to exercise their right to cancel the contract as a result of vessel’s missing the cancelling date stipulated therein, due to unforeseen events, unrelated to the condition of the vessel. In February 2020, the Company signed another Memorandum of Agreement to sell the vessel to an unaffiliated third party, with delivery to the buyer latest by April 6, 2020, for a sale price of $8.75 million before commissions.

In February 2020, the Company purchased in a tender offer 3,030,303 shares of its common stock, par value of $0.01 per share at a price of $3.30 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of 10.0 million.

In February 2020, the Company received an offer from Performance Shipping to redeem the Series C Preferred Stock owned by the Company for an aggregate price of $1.5 million. The Company’s Board of Directors formed a special committee to evaluate the transaction with the assistance of an independent financial advisor. The transaction was recommended by the special committee to the Board of Directors, which resolved to accept the offer. Performance Shipping acquired the shares for $1.5 million, as agreed, and the sale closed on March 27, 2020 with the receipt of the related funds by Performance Shipping.

In March 2020, the Company purchased through its share repurchase program 1,088,034 shares of its common stock, par value of $0.01 per share at an average price of $1.72 per share, or $1.9 million.

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of our loan facilities.

B.	Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels. Each of our vessels is owned through a separate wholly-owned subsidiary.

As of December 31, 2019, our operating fleet consisted of 41 dry bulk carriers, of which 14 were Panamax, five were Kamsarmax, five were Post-Panamax, 13 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.1 million dwt and a weighted average age of 9.5 years and 9.5 years, respectively. As of the date of this report, we sold the vessel Norfolk, delivered to the new owners in March 2020. Additionally, the vessel Calipso, which we agreed to sell in December 2019, was withdrawn from the market after the cancellation of the agreement by the buyer.

As of December 31, 2018, our operating fleet consisted of 48 dry bulk carriers, of which 20 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.7 million dwt and a weighted average age of 9.1 years.

As of December 31, 2017, our fleet consisted of 50 vessels of which 22 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.8 million dwt, and a weighted average age of 8.4 years.

During 2019, 2018 and 2017, we had a fleet utilization of 98.6%, 99.1% and 98.2%, respectively, our vessels achieved daily time charter equivalent rates of $12,796, $12,179 and $8,568, respectively, and we generated revenues of $220.7 million, $226.2 million and $161.9 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 30, 2020.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	14 Panamax Bulk Carriers

1	OCEANIS		$10,350	5.00%	Ausca Shipping Limited, Hong Kong	16-Nov-18	9-Jan-20	1
			$9,200	5.00%	Phaethon International Company AG	9-Jan-20	9-Jan-21 - 24-Mar-21
	2001 75,211
2	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	1-Jan-21 - 31-Mar-21
	2004 73,630
3	CALIPSO	A	$15,400	5.00%	Crystal Sea Shipping Co., Limited	1-Nov-19	2-Mar-20	2
	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
5	ARETHUSA	A	$9,150	5.00%	Ausca Shipping Limited, Hong Kong	2-May-19	2-May-20 - 2-Aug-20
	2007 73,593
6	CORONIS		$5,300	5.00%	Tongli Shipping Pte. Ltd.	3-Jan-20	5-Feb-20	3
			$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	5-Nov-20 - 4-Jan-21
	2006 74,381
7	MELIA		$10,750	5.00%	Cargill International S.A., Geneva	13-Feb-20	20-Apr-20	4,5
	2005 76,225

8	ARTEMIS		$10,150	5.00%	Koch Shipping Pte. Ltd., Singapore	28-Nov-19	13-Aug-20 - 28-Oct-20
	2006 76,942
9	LETO		$13,000	5.00%	Uniper Global Commodities SE, Düsseldorf	31-May-19	1-May-20 - 1-Jul-20	6
	2010 81,297
10	SELINA	B	$11,750	5.00%	Ausca Shipping Limited, Hong Kong	15-Jul-19	15-Feb-20	7
			$6,500	5.00%	Daelim Corporation	26-Feb-20	21-Mar-20
	2010 75,700		$4,750	4.75%	Cargill International S.A., Geneva	27-Mar-20	11-May-20 - 21-May-20	8
11	MAERA	B	$9,450	5.00%	Glencore Agriculture B.V., Rotterdam	27-Mar-19	10-Apr-20 - 10-Jul-20
	2013 75,403
12	ISMENE		$12,125	5.00%	Koch Shipping Pte. Ltd., Singapore	12-Dec-18	10-Jan-20
			$10,800	5.00%	Phaethon International Company AG	10-Jan-20	10-Feb-21 - 25-Apr-21
	2013 77,901
13	CRYSTALIA	C	$10,500	5.00%	Glencore Agriculture B.V., Rotterdam	2-Mar-19	2-May-20 - 2-Aug-20
	2014 77,525
14	ATALANDI	C	$12,250	5.00%	Uniper Global Commodities SE, Düsseldorf	9-Jul-19	9-Jun-20 - 24-Aug-20
	2014 77,529
	5 Kamsarmax Bulk Carriers
15	MAIA	D	$13,300	5.00%	Glencore Agriculture B.V., Rotterdam	12-Nov-18	31-Jan-20
			$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
16	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	4-Jan-21 - 19-Mar-21	9
	2010 82,117
17	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	16-Nov-19	1-Oct-20 - 16-Dec-20
	2010 82,194
18	MYRTO	D	$14,000	4.75%	Cargill International S.A., Geneva	18-Jul-19	3-Apr-20 - 18-Jun-20
	2013 82,131
19	ASTARTE		$14,250	5.00%	Glencore Agriculture B.V., Rotterdam	16-Oct-18	18-Jan-20
			$11,750	5.00%	Aquavita International S.A.	18-Jan-20	18-Mar-21 - 2-Jun-21
	2013 81,513

	5 Post-Panamax Bulk Carriers
20	ALCMENE		$9,500	5.00%	Oriental Bulk Shipping PTE. LTD	16-Nov-19	10-Jan-20	10,11
	2010 93,193
21	AMPHITRITE	E	$12,750	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Jan-19	21-Mar-20
			$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	6-Apr-21 - 21-Jun-21
	2012 98,697
22	POLYMNIA	E	$11,000	4.75%	Cargill International S.A., Geneva	15-Nov-19	15-Oct-20 - 30-Dec-20
	2012 98,704
23	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck	21-Nov-19	21-Oct-20 - 21-Dec-20
	2013 87,150
24	PHAIDRA	F	$10,800	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Apr-19	27-May-20 - 26-Aug-20
	2013 87,146
	13 Capesize Bulk Carriers
-	NORFOLK		$17,750	5.00%	Koch Shipping Pte. Ltd., Singapore	2-Nov-19	20-Feb-20	12
	2002 164,218
25	ALIKI		$18,000	5.00%	SwissMarine Services S.A., Geneva	9-Apr-18	23-Jan-20	2
	2005 180,235
26	BALTIMORE		$15,000	5.00%	Koch Shipping Pte. Ltd., Singapore	19-May-19	4-Dec-20 - 3-Apr-21	13
	2005 177,243
27	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	24-Nov-20 - 24-Feb-21
	2005 171,810
28	SIDERIS GS	G	$15,350	5.00%	Berge Bulk Shipping Pte. Ltd., Singapore	15-Dec-18	7-Mar-20
			$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Oct-20 - 31-Dec-20
	2006 174,186
29	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	30-Sep-20 - 30-Dec-20
	2007 174,261
30	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828
31	HOUSTON	G	$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	17-Apr-20 - 10-Jul-20	14
	2009 177,729
32	NEW YORK	G	$15,500	5.00%	Singapore Marine Pte. LTD., Singapore	7-Jun-19	7-Nov-20 - 22-Jan-21	9
	2010 177,773

33	SEATTLE	H	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20 - 30-Jun-20	14
	2011 179,362
34	P. S. PALIOS	H	$17,500	5.00%	SwissMarine Services S.A., Geneva	5-Jun-19	24-Mar-20
			$6,000	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	28-Apr-20
	2013 179,134		$12,050	5.00%		28-Apr-20	9-Apr-21 - 24-Jun-21
35	G. P. ZAFIRAKIS	I	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20 - 31-Aug-20
	2014 179,492
36	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	28-Dec-20 - 28-Feb-21
	2015 179,426
37	NEW ORLEANS		$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	26-Jul-20 - 25-Nov-20
	2015 180,960
	4 Newcastlemax Bulk Carriers
38	LOS ANGELES	J	$13,250	5.00%	SwissMarine Services S.A., Geneva	6-Mar-19	6-Jun-20 - 6-Sep-20
	2012 206,104
39	PHILADELPHIA	J	$20,000	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Jun-18	3-Feb-20
			$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040
40	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
41	NEWPORT NEWS	K	$16,500	5.00%	SwissMarine Services S.A., Geneva	25-Feb-19	25-Jun-20 - 25-Sep-20
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

1 Vessel off hire for drydocking from May 27, 2019 to July 4, 2019.
2 Currently without an active charterparty. Vessel on scheduled drydocking.
3 Charter included a one time gross ballast bonus payment of US$56,000.
4 Charter includes a one time gross ballast bonus payment of US$107,500.
5 Redelivery date based on an estimated time charter trip duration of about 67 days.
6 Vessel off hire for drydocking from December 16, 2019 to February 10, 2020.
7 Ausca Shipping Limited has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 15, 2020.
8 Redelivery date based on an estimated time charter trip duration of about 45-55 days.
9 Vessel currently off hire for drydocking.
10 Currently without an active charterparty.
11 Vessel on scheduled drydocking from January 10, 2020 to March 19, 2020.
12 'Norfolk' sold and delivered to her new Owners on March 11, 2020.
13 Vessel off hire for drydocking for about 40.8 days.
14 Based on latest information.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels’ gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay DWM a commission which is a percentage of the managed vessels’ gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees deriving from the agreements with DWM are included in our statement of operations as “Management fees to related party”, whereas commercial fees are included in “Voyage expenses”. Since October 2019, management fees and commercial fees are included in “Management fees to related party”, since the management of the vessels was assigned to DWM from DSS.

Since June 1, 2010, Steamship Shipbroking Enterprises Inc., or Steamship, a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides brokerage services to us. Brokerage fees are included in “General and Administrative expenses” in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated November 21, 2018, as amended on April 1, 2019.

Our Customers

Our customers include regional and international companies, such as Cargill International S.A., Glencore Grain B.V., Koch Shipping Pte Ltd and Swissmarine Services S.A. During 2019, four of our charterers accounted for 60% of our revenues: Swissmarine (18%), Koch (14%) and Cargill (16%). During 2018, four of our charterers accounted for 55% of our revenues: Swissmarine (16%), Koch (15%), Cargill (14%) and Glencore (10%). During 2017, three of our charterers accounted for 43% of our revenues: Swissmarine (14%), Koch (17%) and Cargill (12%).

We charter our dry bulk carriers to customers pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2019, we paid commissions that ranged from 3.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped was 29 years in 2019, 28 years in 2018 and 25 years in 2017.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2017, the BDI ranged from a low of 685 in February to a high of 1,743 in December. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July. In 2019 BDI ranged from a low of 595 in February to a high of 2,518 in September.

Vessel Prices

Dry bulk vessel values in 2019 generally were lower as compared to 2018. Consistent with these trends were the market values of our dry bulk carriers. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

•
Our fleet includes groups of sister ships.  We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in 2019 and to the date of this report.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates prevention of pollution by oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, (the “BWM Convention”), in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

Ships calling at U.S. ports and intending to discharge ballast will be required to use an approved ballast water treatment system that meets the U.S. discharge standard. All ships delivered on or after 1st December 2013 are required to have an approved Ballast Water Management Systems. Existing vessels with ballast water capacity over 5000m3, constructed before the 1st of December 2013, are required to installed an approved system during their first schedule drydocking after 1st of January 2016.

Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020.  The timing and effect of such action has yet to be determined.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel should have a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. One such examination is to be carried out in conjunction with the Special Periodical Survey. In all cases, the interval between any two such examinations is not to exceed 36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

We charter our vessels to customers pursuant to short-term, medium-term and long-term time charters. Currently, the majority of our vessels are employed on short-term and medium-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices. We remain responsible for paying the chartered vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses, and we also pay commissions to one or more unaffiliated ship brokers, to in-house brokers associated with the charterer for the arrangement of the relevant charter and to DWM.

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2019	2018	2017
Ownership days	16,442	18,204	18,119
Available days	16,192	17,964	17,890
Operating days	15,971	17,799	17,566
Fleet utilization	98.6%	99.1%	98.2%
Time charter equivalent (TCE) rate (1)	$12,796	$12,179	$8,568

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2020, we expect our revenues to decrease compared to 2019, due to the decrease in the number of vessels in the fleet and decreased time charter rates observed in the market, as of the date of this report, due to the impact of the COVID-19 outbreak on the demand in the dry-bulk shipping industry.

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

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2020, we expect our voyage expenses to remain at the same levels compared to 2019, or decrease, depending on the change in revenues and the gain, or loss from bunkers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet with the exception of 2016 when operating expenses decreased despite the enlargement of our fleet, as a result of our efforts to decrease costs without compromising the quality and seaworthiness of our vessels. For 2020, we expect our operating expenses to decrease compared to 2019 as a result of the sale vessels.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges decreased rapidly in 2018 due to the vessel cost impairment we recorded in 2017 and decreased further in 2019 due to the sale of two vessels in December 2018 and six vessels in 2019. For 2020, we expect depreciation expense to decrease as a result of the sale of vessels in 2019 and one additional vessel sold in 2020, as of the date of this report.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2020, we expect our general and administrative expenses to remain at the same levels, as they are not affected by the size of the fleet. However, they are affected by the exchange rate of Euro to US Dollars, as about half of the administrative expenses are in Euro.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt, since May 2015 until October 2018 in connection with senior unsecured Notes and since September 2018 in connection with our Bond. As at December 31, 2019 our debt amounted to $478.3 million, including our Bond. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2020, we expect interest and finance expenses to decrease due to decreased average debt and decreased interest rates.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy.  In 2017, we recorded impairment charges for 20 vessels in our fleet, as our impairment test exercise indicated that their carrying values were not recoverable. Similarly, for 2019 we recorded impairment for three vessels for which the same test indicated that their carrying value would not be recoverable. Additionally, in 2019, we recorded impairment for four additional vessels which met the criteria as held for sale and were measured at the lower of their carrying value and fair value (sale price) less costs to sell.

Based on: (i) the carrying value of each of our vessels as of December 31, 2019 and 2018, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2019 and 2018, the aggregate carrying value of 31 and 23 of the vessels in our fleet as of December 31, 2019 and 2018, respectively, exceeded their aggregate charter-free market value by approximately $150 million and $92 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2019 and 2018, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 31 and 23 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2019 and 2018, respectively.

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

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2019	2018
1	Alcmene	93,193	2010	14.2 *	14.8
2	Aliki	180,235	2005	15.3 *	16.2
3	Amphitrite	98,697	2012	18.0	18.8
4	Arethusa	73,593	2007	10.3 *	11.0 *
5	Artemis	76,942	2006	14.2 *	15.2 *
6	Astarte	81,513	2013	20.4 *	21.6 *
7	Atalandi	77,529	2014	18.8	20.0
8	Baltimore	177,243	2005	19.8 *	20.5 *
9	Boston	177,828	2007	18.5 *	19.4
10	Calipso	73,691	2005	7.1	11.0 *
11	Clio[1]	73,691	2005	-	11.2 *
12	Coronis	74,381	2006	9.5 *	10.1
13	Crystalia	77,525	2014	18.5	19.7
14	Danae[1]	75,106	2001	-	9.7 *
15	Dione[1]	75,172	2001	-	9.4 *
16	Electra	87,150	2013	17.1	17.8
17	Erato[1]	74,444	2004	-	9.0
18	G.P. Zafirakis	179,492	2014	47.9 *	49.3 *
19	Houston	177,729	2009	23.3 *	23.1
20	Ismene	77,901	2013	12.5	13.2
21	Leto	81,297	2010	15.8 *	16.6
22	Los Angeles	206,104	2012	43.3 *	45.5 *
23	Maera	75,403	2013	11.9	12.6
24	Maia	82,193	2009	16.3 *	15.7
25	Medusa	82,194	2010	14.7	15.5
26	Melia	76,225	2005	13.0 *	14.0 *
27	Myrsini	82,117	2010	17.2 *	18.1 *
28	Myrto	82,131	2013	20.2 *	21.5 *
29	Naias	73,546	2006	9.7 *	10.3
30	New Orleans	180,960	2015	37.3 *	38.8 *
31	New York	177,773	2010	40.6 *	42.7 *
32	Newport News	208,021	2017	47.0	48.8
33	Nirefs[1]	75,311	2001	-	7.7 *

34	Norfolk[2]	164,218	2002	9.4 *	11.4
35	Oceanis	75,211	2001	8.0 *	7.9 *
36	P.S. Palios	179,134	2013	40.6 *	42.7 *
37	Phaidra	87,146	2013	18.1 *	19.2 *
38	Philadelphia	206,040	2012	44.1 *	46.2 *
39	Polymnia	98,704	2012	18.3	19.1
40	Protefs	73,630	2004	9.9 *	10.7 *
41	Salt Lake City	171,810	2005	15.6 *	16.5
42	San Francisco	208,006	2017	47.1 *	48.9
43	Santa Barbara	179,426	2015	42.1 *	43.3 *
44	Seattle	179,362	2011	24.1 *	25.2
45	Selina	75,700	2010	10.2	10.6
46	Semirio	174,261	2007	17.5 *	18.4
47	Sideris GS	174,186	2006	16.5 *	17.4
48	Thetis[1]	73,583	2004	-	9.4 *
	Total	5,686,747		894	996

(1)	Sold in 2019
(2)	Sold in 2020

_______________________________
*Indicates dry bulk vessels for which we believe, as of December 31, 2019 and 2018, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $150 million and $92 million, respectively.

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

With respect to our vessels, the current conditions in the dry bulk market with low charter rates and vessel market values are conditions that the Company considers indicators of a potential impairment.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying amount. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, by considering future revenues, expected outflows for scheduled vessels' maintenance, vessel operating expenses and fleet utilization. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization assumed is in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. We calculate future revenues for the fixed days, using the fixed charter rate of each vessel from existing time charters. With respect to the unfixed days, we calculate the estimated revenues by reference to the most recent ten-year blended average one-year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/Post-Panamax/Kamsarmax and Capesize/Newcastlemax vessels) and they cover at least a full business cycle, where applicable. During the fourth quarter of 2017, we reassessed our method to estimate future revenues for the unfixed days and decided to exclude from the ten-year blended average one-year time charter rates three years for which the rates were well above the average. We determined that the expectations, following positive signs and gradual increase in charter rates since the second quarter of 2017, for recovery of the market in the last quarter of 2017 at levels close to the ten-year blended average one-year time charter rates, were not eventually verified and that the market had stabilized to lower levels. We estimated that factors such as worldwide demand for drybulk products, supply of tonnage and order book indicated that the charter rates for the years 2008-2010, which were removed from the calculation following our reassessment, were considered exceptional. Similarly, we performed the exercise discussed above, for 2018, by excluding charters rates for the years 2009-2010 and for 2019, by excluding the rates for the year 2010. Following this reassessment, our test of cash flows resulted in an impairment of $422.5 million recorded in 2017 and $3.4 million in 2019. Our 2018 test did not result to impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate
Panamax/Kamsarmax/Post-Panamax	$10,657	$10,147
Capesize/Newcastlemax	$14,898	$12,457

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$11,877	-	$11,857	-	$9,865	$12
Capesize/Newcastlemax	$16,363	-	$16.166	-	$13,178	$94

Results of Operations

Year ended December 31, 2019 compared to the year ended December 31, 2018

Time charter revenues.    Time charter revenues decreased by $5.5 million, or 2%, to $220.7 million in 2019, compared to $226.2 million in 2018. The decrease was mainly due to decreased revenues due to the sale of six vessels during 2019 and two vessels in December 2018. In 2019 we had total operating days of 15,971 and fleet utilization of 98.6%, compared to 17,799 total operating days and a fleet utilization of 99.1% in 2018.  This decrease was partly offset by increased time charter rates which resulted in a 5% increase in our average charter rates from $12,179 in 2018 to $12,796 in 2019.

Voyage expenses.    Voyage expenses increased by $6.1 million, or 82%, to $13.5 million in 2019 compared to $7.4 million in 2018. This increase in voyage expenses is primarily attributable to bunkers which resulted in loss of $1.5 million compared to gain of $4.8 million in 2018.

Vessel operating expenses.    Vessel operating expenses decreased by $4.9 million, or 5%, to $90.6 million in 2019 compared to $95.5 million in 2018.  The decrease in operating expenses is attributable to the sale of six vessels in 2019 and two vessels in December 2018 and was partly offset by increased average expenses in all expense categories but primarily in spares and repairs, to prepare the vessels for the change of fuel, beginning in 2020. Daily operating expenses were $5,510 in 2019 compared to $5,247 in 2018, representing a 5% increase.

Depreciation and amortization of deferred charges.  Depreciation and amortization of deferred charges decreased by $3.3 million, or 6%, to $48.9 million in 2019, compared to $52.2 million in 2018. This decrease was due to the sale of six vessels in 2019 and two vessels in 2018. This decrease was partly offset by an increase in the amortization of deferred cost relating to dry-dockings.

General and administrative expenses.    General and Administrative Expenses decreased by $0.9 million, or 3%, to $28.6 million in 2019 compared to $29.5 million in 2018. The decrease is mainly attributable to decreased bonus taxation and the exchange rate of Euro to US Dollar and was partly offset by increased payroll and training cost, and directors’ and officers’ insurance.

Management fees to related party.    Management fees to a related party amounted to $2.2 million in 2019 compared to $2.4 million in 2018. The decrease is attributable to decreased average number of vessels managed by DWM in 2019 compared to 2018, due to the sale of vessels.

Impairment loss.  Impairment loss in 2019 amounted to $14.0 million of which $10.6 million was due to the sale of three vessels which were measured at the lower of their carrying value and fair value (sale price) less costs to sell resulting from their classification as held for sale and one vessel classified as held for sale at December 31, 2019, the Calipso. Additionally, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of three vessels over their remaining useful lives and their eventual disposition was less than their carrying amount. This resulted to impairment loss, net loss and net loss attributed to common stockholders of $3.4 million.

Loss from sale of vessels. Loss from sale of vessels amounted to $6.2 million in 2019 and is the result from the sale of the vessels Erato, Nirefs and Clio during the year, compared to $1.4 million in 2018 from the sale of two vessels.

Interest and finance costs.    Interest and finance costs decreased by $1.1 million, or 4%, to $29.4 million in 2019 compared to $30.5 million in 2018. The decrease is primarily attributable to decreased average interest rates and to decreased average long-term debt outstanding during 2019 compared to 2018. Interest expense in 2019 amounted to $28.0 million compared to $28.3 million 2018.

Interest and other income. Interest and other income decreased by $5.9 million, or 67%, to $2.9 million in 2019 compared to $8.8 million in 2018. The decrease is attributable to decreased interest income due to the settlement in 2018, of the loan to Performance Shipping.

Gain/(loss) from investments. Gain/loss from investments relates to the gain/loss from our 50% interest in DWM. Also, in 2019 a $1.5 million loss was recognized from our investment in the Preferred Stock of Performance Shipping as,  based on our qualitative assessment, it was considered that its carrying amount at December 31, 2019 would not be recoverable.

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

Interest and finance costs.    Interest and finance costs increased by $3.9 million, or 15%, to $30.5 million in 2018 compared to $26.6 million in 2017. The increase is primarily attributable to higher average interest rates to, however, decreased average long-term debt outstanding during 2018 compared to 2017. Interest expense in 2018 amounted to $28.3 million compared to $25.0 million 2017.

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

Gain/(loss) from investments. Gain from equity method investments relates to the gain from our 50% interest in DWM compared to $49,382 last year. Last year this amount also included a loss from our investment in Performance Shipping including an impairment charge of $3.1 million and $0.8 million loss from the sale of the equity investment in common stock.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt, Senior Notes and, since September 2018, our Bond. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service and the payment of our preferred dividends. As at December 31, 2019 and 2018, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $71.6 million and $16.8 million, respectively. The increase in working capital is mainly due to decreased current long-term debt. For 2020, we believe that anticipated revenues will result in internally generated cash flows along with cash on hand which will be sufficient to fund our capital requirements. We also plan to incur additional debt or refinance existing debt and we may issue additional equity, if deemed necessary to fund our capital requirements in the next twelve months. However, beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Cash Flow

Cash and cash equivalents, including restricted cash, was $128.3 million as at December 31, 2019 and $151.4 million as at December 31, 2018. Restricted cash mainly consists of the amount kept against the Company’s loan facilities. As at December 31, 2019 and 2018, restricted cash amounted to $21.0 million and $24.0 million, respectively, and in 2018 also includes $0.6 million of pledged cash provided as guarantee to third parties. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $30.0 million to $49.9 million in 2019 compared to $79.9 million net cash provided by operating activities in 2018. This decrease in cash from operating activities was mainly attributable to the decreased revenues due to the sale of six vessels in 2019 compared to two vessels in December 2018 and increased dry-docking costs. This decrease was partly offset by increased average time charter rates.

Net cash provided by operating activities increased by $56.5 million to $79.9 million in 2018 compared to $23.4 million net cash provided by operating activities in 2017. This increase in cash from operating activities was mainly attributable to the increase in charter rates during the year and less drydocking costs.

Net Cash Provided by/(Used in) Investing Activities

Net cash provided by investing activities was $38.4 million for 2019, which consists of $2.8 million paid for vessel improvements due to new regulations; $41.3 million of proceeds from the sale of six vessels in 2019 and $0.1 million relating to the acquisition of office equipment.

Net cash provided by investing activities was $99.4 million for 2018, which consists of $2.6 million paid for vessel improvements due to new regulations; $14.6 million of proceeds from the sale of two vessel in 2018; $87.6 million of proceeds received from Performance Shipping, and $0.2 million relating to the acquisition of office equipment.

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

Net Cash Provided by/(Used In) Financing Activities

Net cash used in financing activities was $111.4 million for 2019, which consists of $44.0 million of proceeds from new loan agreements; $100.6 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Stock; $49.7 million paid for repurchase of common stock; $1.0 million received in relation to the acquisition by Mr. Palios of our Series C Preferred Stock; and $0.3 million of finance costs paid in relation to the new loan agreements.

Net cash used in financing activities was $93.7 million for 2018, which consists of $100.0 million of proceeds from our Bond; $169.9 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Stock; $15.2 million for repurchase of common stock and $2.8 million of loan fees relating to the Bond and our refinancing agreement with BNP.

Net cash provided by financing activities was $73.6 million for 2017, which consists of $57.2 million of proceeds drawn under our new loan facility with CEXIM Bank; $55.2 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Shares; and $77.3 million of proceeds from the issuance of 20,125,000 of additional common stock in 2017.

Loan Facilities, Senior Unsecured Notes and Senior Bond

As at December 31, 2019, we had $478.3 million of long term debt outstanding under our facilities and Bond, which as of the date of this annual report was 470.3 million, and consists of the agreements described below.

Secured Term Loans:

On October 22, 2009, our wholly-owned subsidiary Gala Properties Inc. entered into a $40.0 million loan agreement with Bremer Landesbank to partly finance the acquisition cost of the Houston. The loan is repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15% per annum. The loan was prepaid in full in June 2019.

On October 2, 2010, two of our wholly-owned subsidiaries entered into a loan agreement with Export-Import Bank of China (“CEXIM Bank”) and DnB NOR Bank ASA (“DnB”) to finance part of the construction cost of the Los Angeles, and the Philadelphia, for $72.1 million. The Lae advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Namu advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On September 13, 2011, one of our wholly-owned subsidiaries entered into a loan agreement with Emporiki Bank of Greece S.A. for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, the outstanding loan balance was transferred to Credit Agricole Corporate and Investment Bank. The loan is repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

On May 24, 2013, our wholly-owned subsidiaries Erikub Shipping Company Inc. and Wotho Shipping Company Inc. entered into a loan agreement with CEXIM Bank and DnB to finance part of the construction cost of the vessels Crystalia and Atalandi for an amount of up to $15.0 million for each vessel, drawn on May 22, 2014. Each advance was repayable in 19 quarterly installments of $250,000 and a balloon of $10.3 million payable together with the last installment which has been paid in full on February 22, 2019. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

On January 9, 2014, two of our wholly-owned subsidiaries entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of $18.0 million to finance part of the acquisition cost of the Melite and Artemis. The loan was drawn in two tranches, one of $8.5 million assigned to Melite and one of $9.5 million assigned to Artemis. Tranche A was repaid in full in October 2017, after grounding of the Melite. Tranche B is repayable in 32 equal consecutive quarterly installments of $156,250 each and a balloon of $4.5 million payable on January 13, 2022. The loan bears interest at LIBOR plus a margin of 2.25%.

On December 18, 2014, two of our wholly-owned subsidiaries entered into a loan agreement with BNP for a loan facility of $53.5 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios. The loan bears interest at LIBOR plus a margin of 2%, and is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021.

On March 17, 2015, eight of our wholly-owned subsidiaries entered into a loan facility with Nordea for an amount of $93.1 million. The loan is repayable in 24 equal consecutive quarterly installments of approximately $1.9 million and a balloon of $48.4 million, payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

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

On April 29, 2015, one of our wholly-owned subsidiaries entered into a term loan agreement with Danish Ship Finance A/S for a loan facility of $30.0 million, drawn on April 30, 2015 to partly finance the acquisition cost of the Santa Barbara, which was delivered in January 2015. The loan is repayable in 28 equal consecutive quarterly installments of $0.5 million each and a balloon of $16.0 million payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

On September 30, 2015, two of our wholly-owned subsidiaries entered into a term loan agreement with ING Bank N.V. for a loan of up to $39.7 million, available in two advances to finance part of the acquisition cost of the New Orleans and the Medusa. Advance A of about $28.0 million was drawn on November 19, 2015 and is repayable in 28 consecutive quarterly installments of about $0.5 million and a balloon installment of about $15.0 million payable together with the last installment on November 19, 2022. Advance B of about $11.7 million was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $0.3 million and a balloon installment of about $3.5 million payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

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

On July 13, 2018, we entered into a loan agreement with BNP for a secured term loan facility of $75 million. The loan has a term of five years and is repayable in 20 consecutive quarterly installments of $1.56 million and a balloon installment of $43.75 million payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

On March 14, 2019, two of our wholly-owned subsidiaries entered into a term loan agreement with DNB Bank ASA for a loan of $19.0 million, to refinance the loan of Crystalia and Atalandi, which was repaid in February 2019. The loan is repayable in 20 consecutive quarterly instalments of $477,280 and a balloon of $9.5 million payable together with the last installment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%.

On June 27, 2019, two of our wholly-owned subsidiaries entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.0 million, to refinance the vessels Selina, Ismene and Houston. The loan is payable in 20 consecutive quarterly installments of $0.8 million each and a balloon installment of $9 million payable together with the last installment June 28, 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

Under the secured term loans outstanding as of December 31, 2019, 32 vessels of the Company’s fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2018 and 2019, and the date of this report, we were in compliance with all of our loan covenants.

As at the date of this report, 32 vessels were provided as collateral to secure our loan facilities.

Senior Unsecured Bond due 2023

On September 27, 2018, the Company issued a $100 million senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25 million of the Bond on one or more occasions. Entities affiliated with the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16.2 million aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in whole or in parts in three years at a price equal to 103% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”.

As of December 31, 2019, 2018 and 2017 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.  The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July. In 2019 BDI ranged from a low of 595 in February to a high of 2,518 in September.

The decline and volatility in charter rates in the dry bulk market reflects in part the fact that the supply of dry bulk vessels in the market has been increasing, and the number of newbuilding dry bulk vessels on order is high. Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2019:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Bond (1)	$478,298	$41,242	$227,680	$181,710	$27,666
Estimated Interest Payments on Loan Agreements and Bond (1)	75,964	25,538	35,931	9,952	4,543
Broker services agreement (2)	500	500	-	-	-

Total	$554,762	$67,280	$263,611	$191,662	$32,209

(1)
As of December 31, 2019, we had an aggregate principal amount of $478.3 million of indebtedness outstanding under our loan facilities and our Bond. Estimated interest payments represent projected interest payments on our long-term debt, which are based on the weighted average LIBOR rate in 2019 plus the margin of our loan agreements in 2019 and the fixed interest rate of our Bond.

(2)	Our agreement with Steamship (formerly Diana Enterprises Inc.) dated April 1, 2019, expires on March 31, 2020.

G.	Safe Harbour

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Effective February 19, 2020, our Board of Directors decreased its size from eleven to nine members, as Mr. Michalopoulos and Mr. Christos Glavanis resigned from their positions. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	78	Class I Director, Chief Executive Officer and Chairman
Semiramis Paliou	45	Class III Director, Deputy Chief Executive Officer and Chief Operating Officer
Anastasios Margaronis	64	Class I Director and President
Ioannis Zafirakis	48	Class I Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
William (Bill) Lawes	76	Class II Director
Konstantinos Psaltis	81	Class II Director
Kyriacos Riris	70	Class II Director
Apostolos Kontoyannis	71	Class III Director
Konstantinos Fotiadis	69	Class III Director
Maria Dede	47	Chief Accounting Officer

The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022, and the term of our Class III directors expires in 2023.

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

Semiramis Paliou has served as a Director since March 2015. She has served as Deputy Chief Executive Officer of the Company since October 2019 and as the Chief Operating Officer of the Company and Diana Shipping Services S.A. since August 2018. From November 2018 to February 2020 Mrs. Paliou served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has 20 years of experience in shipping operations, technical management and crewing.  Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor.  She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited.  Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  In 2016 she completed a course in Finance for Senior Executives and in July 2019 a course in Authentic Leader Development, both at Harvard Business School.  She is the daughter of Simeon Palios, the Company’s Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Mrs. Paliou is on the board of directors of the Hellenic Marine Environment Protection Association.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels’ insurance matters, including hull and machinery, protection and indemnity and war risks insurances. From January 2010 to February 2020 he served as Director and President of Performance Shipping Inc. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited from October 2005 to October 2019. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Director and Secretary since February 2005 and he has held various executive positions such as Chief Strategy Officer, Chief Operating Officer, Executive Vice-President and Vice-President. Since February 2020, Mr. Zafirakis also serves as Interim Chief Financial Officer and Treasurer of Diana Shipping Inc. In addition, Mr. Zafirakis is the Interim Chief Financial Officer and Chief Strategy Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its finance and accounting department. From January 2010 to February 2020 he served as Director and Secretary and he held various executive positions such as Chief Operating Officer and Chief Strategy Officer of Performance Shipping Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

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

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase and its predecessor banks from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. From December 2007 to March 2019, he served as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. Mr. Lawes joined Seafarers UK, a maritime charity, as Trustee and Finance Committee member in 2016. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

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

Kyriacos Riris has served as a Director since March 2015 and as a member of our Nominating Committee since May 2015. Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece. Since November 2018, Mr. Riris has served as Chairman of Titan Cement International S.A., a Belgian corporation. Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

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

Konstantinos Fotiadis has served as a Director since 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Performance Shipping Inc. from the completion of Performance Shipping Inc.’s private offering until February 8, 2011. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Biographical information concerning certain directors and executive officers, who resigned from their director positions effective as of the date of the 2020 shareholder meeting and resigned from their executive officer position effective as of February 28, 2020 is set forth below.

Christos Glavanis served as a Director of the Company from August 2018 through February 19, 2020. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY South East Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company. On February 19, 2020, Mr. Glavanis resigned as a Director due to other business commitments.

Andreas Michalopoulos served as a Director until February 19, 2020.  Mr. Michalopoulos also served as the Company’s Chief Financial Officer and Treasurer from March 8, 2006 through February 28, 2020.  Mr. Michalopoulos also has served in these positions with Performance Shipping Inc. since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France, as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios, the Company’s Chief Executive Officer and Chairman. On February 19, 2020, Mr. Michalopoulos resigned as a Director and, on February 28, 2020, Mr. Michalopoulos resigned as as the Company’s Chief Financial Officer and Treasurer, due to other business commitments.

B.	Compensation

Aggregate executive compensation (including amounts paid to Steamship pursuant to the Brokerage Services Agreements) for 2019 was $4.5 million. Since June 1, 2010, Steamship, a related party, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2019, fees for 2019 amounted to $2.0 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship. We expect such fees to remain the same in 2020.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, until July 2018, each non-executive director serving as chairman of a committee received additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses; and each non-executive serving as member of a committee received additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses. Since July 2018, each non-executive director serving as chairman of the audit and compensation committee receives additional annual compensation of $40,000; and each non-executive director serving as chairman of the nominating committee receives additional annual compensation of $26,000. Each non-executive director serving as member of the audit committee receives additional annual compensation of $26,000 and all other members receive $13,000, plus reimbursement for out-of-pocket expenses. For 2019, 2018 and 2017 fees and expenses of our non-executive directors amounted to $0.5 million, $0.5 million and $0.4 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 15,875,241 shares of restricted common stock, of which 13,224,656 shares were awarded to senior management and 2,650,585 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014 and 1,314,000 shares awarded in 2014 which vest ratably over a period of six years until 2020. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2019, compensation costs relating to the aggregate amount of restricted stock awards amounted to $7.6 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan, or the 2014 Plan, for 5,000,000 common shares, which on May 31, 2018 was amended to increase the common shares to 13,000,000. Currently, 4,924,759 shares remain reserved for issuance.

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

We have established an Executive Committee comprised of the four executive directors, Mr. Simeon Palios (chairman), Mr. Anastasios Margaronis (member), Mr. Ioannis Zafirakis (member), and Mrs. Semiramis Paliou (member). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

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

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018	2017
Shoreside	111	115	93
Seafaring	914	926	1,006
Total	1,025	1,041	1,099

E. Share Ownership

With respect to the total amount of common shares and Series B Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 30, 2020, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class	*
Common Stock, par value $0.01	Simeon Palios (1)	16,103,998	18.0%
	Anastasios Margaronis (2)	7,189,791	8.1%
	Franklin Resources Inc. (3)	7,778,652	8.7%
	Kopernik Global Investors, LLC (4)	4,977,084	5.6%
	Hosking Partners LLP (5)	5,484,364	6.1%

	All officers and directors as a group (6)	27,205,386	30.5%

* Based on 89,275,002 common shares outstanding as of March 30, 2020.

(1)
Mr. Simeon Palios indirectly may be deemed to beneficially own 16,103,998 shares beneficially owned by Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), including 15,929,797 shares beneficially owned through Taracan Investments S.A. and 174,201 shares beneficially owned through Limon Compania Financiera S.A., as the result of his ability to control the vote and disposition of such entities. As of December 31, 2017, 2018 and 2019, Mr. Simeon Palios owned indirectly 22.5%, 24.3% and 17.0%, respectively, of our outstanding common stock. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to Taracan. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock, Palios currently controls 26.6% of the vote of any matter submitted to the vote of the common shareholders.

(2)
Mr. Anastasios Margaronis, our President and a member of our board of directors may be deemed to beneficially own Anamar Investments Inc. and Coronis Investments Inc. as the result of his ability to control the vote and disposition of such entities, for an aggregate of 7,189,791 shares.

(3)
This information is derived from a Schedule 13G/A filed with the SEC on February 4, 2020, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(4)
This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2020, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(5)	This information is derived from a Schedule 13G filed with the SEC on January 31, 2020, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(6)
Mr. Simeon Palios and Mr. Anastasios Margaronis are our only directors or officers that beneficially own 5% or more of our outstanding common stock. Mr. Ioannis Zafirakis may be deemed to beneficially own 1,276,580 shares, or 1.4% of our outstanding common stock, beneficially owned through Abra Marinvest Inc.; and Mrs. Semiramis Paliou may be deemed to beneficially own 1,351,775 shares, or 1.5% of our outstanding common stock, beneficially owned through 4 Sweet Dreams S.A. All other officers and directors each own less than 1% of our outstanding common stock. In addition, Abra Marinvest Inc. owns 55,390, or 2.1% of the outstanding Series B Preferred Shares. All officers and directors as a group own 63,550, or 2.4% of our outstanding Series B Preferred Shares.

As of March 27, 2020, we had 119 shareholders of record, 97 of which were located in the United States and held an aggregate of 68,076,709 of our common shares, representing 76.3% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 68,066,322 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Series C Preferred Stock

In January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of our Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of approximately $1.07 million. The Series C Preferred Stock vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Steamship Shipbroking Enterprises Inc.

Steamship, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2019, brokerage fees amounted to $2.00 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated November 21, 2018 and amended on April 1, 2019, due to expire on March 31, 2020.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2019, amounted to $2.0 million. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

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

Performance Shipping, Series C Preferred Stock

On May 30, 2017, we acquired 100 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, in exchange for a reduction of $3.0 million in the principal amount of a loan outstanding as of that date. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of Performance Shipping and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Performance Shipping. The acquisition of shares of Series C Preferred Stock was approved by an Independent Committee of our Board of Directors. In February 2020, we received an offer from Performance Shipping to redeem the Series C Preferred Stock owned by the Company for an aggregate price of $1.5 million. The Company’s Board of Directors formed a special committee to evaluate the transaction with the assistance of an independent financial advisor. The transaction was recommended by the special committee to the Board of Directors, which resolved to accept the offer.  The Series C Preferred Shares were transferred to Performance Shipping against the payment of the purchase price of $1.5 million and the sale closed on March 27, 2020 with the receipt of the related funds by Performance Shipping.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to certain vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues. Management fees for 2019 amounted to $2.2 million, whereas commercial fees amounted to about $0.4 million.

Sale of vessels

In February 2019, the Company signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to sell to two affiliated parties, the vessels Danae and Dione, each a 2001-built dry bulk vessel for $7.2 million each. The sale of the vessels was approved by disinterested directors of the Company and the vessels were sold at a price equal to the higher of two independent broker valuations. Both vessels were delivered to their new buyers in April 2019.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 13 “Subsequent events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol “DSX”.
Our Series B Preferred Stock has traded on the NYSE under the symbol “DSXPRB” since February 21, 2014.

B.	Plan of distribution

Not Applicable.

C.	Markets

Our common shares have traded on the NYSE since March 23, 2005 under the symbol “DSX,” our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014, and our 8.5% Senior Notes due 2020 have traded on the NYSE since May 29, 2015 and until redemption in October 2018, under the symbol "DSXN". Since December 4, 2018, our 9.500% Senior Unsecured Bond due 2023 commenced trading on the Oslo Stock Exchange, under the symbol "DIASH01."

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our effective Registration Statement on Form F-3 filed with the SEC on June 6, 2018 with file number 333-225964, including any subsequent amendments or reports filed for the purpose of updating such description, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to 89,275,002 as of March 30, 2020, and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under “Stockholders Rights Agreement ,” and (iii) in January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein. For additional information about our Series C Preferred Shares, please see the Form 6-K filed with the SEC on February 6, 2019 and incorporated by reference herein.

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” investors subject to the “base erosion and anti-avoidance” tax  and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

In the year ended December 31, 2019, approximately 7.3% of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 3.7% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2019. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to $323,455 for the year ended December 31, 2019.

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

•	its stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns Shipping Income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the Country of Organization Requirement.

For the 2019 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company’s ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company’s common stock  was “primarily traded” on the NYSE during the 2019 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2019 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2019 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2019 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5% Shareholders were to own 50% or more of the Company’s common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2019 taxable year, and intends to take this position on its 2019 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2019 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to $323,455 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has an election in place to be treated as a United States person; and (ii) owns the common stock as a capital asset, generally, for investment purposes.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2019, could have increased our interest cost from $28.0 million $32.0 million.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specially, due to the Covid19 outbreak, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2019, 2018 and 2017 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur less than half of our operating expenses (around 36% in 2019 and around 37% in 2018) and about half of our general and administrative expenses (around 55% in 2019 and around 52% in 2018) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2019 and 2018, these non-US dollar expenses represented 22% and 22%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2019 is effective.

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

a) Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Audit fees in 2019 and 2018 amounted to € 420,000 and € 420,000, or approximately $485,819 and $517,471, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements and the audit of internal control over financial reporting.

b) Audit-Related Fees

Audit related fees in 2018 amounted to € 9,975, or approximately $11,677, and relate to audit services provided in connection with the Company’s filings with the SEC. There were no such fees in 2019.

c) Tax Fees

During 2019 and 2018, we received services for which fees amounted to $18,000 and $18,000, respectively, for the calculation of Earnings and Profits of the Company.

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

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company’s common shares. The plan does not have an expiration date. As of December 31, 2019 and the date of this report, there is an outstanding value of about $72 million of common shares that can be repurchased under the plan.

On November 21, 2018, we announced the commencement of a tender offer to purchase up to 4,166,666 shares, or about 3.86%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share (“Tender Offer No. 1”).  On December 31, 2018, we announced that we purchased a total of 4,166,666 shares in connection with Tender Offer No. 1 for an aggregate purchase price of US$14,999,997.60.

On February 27, 2019, we announced the commencement of a tender offer to purchase up to 5,178,571 shares, or about 4.9%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share (“Tender Offer No. 2”).  On April 2, 2019, we announced that we purchased a total of 3,889,386.6175 shares in connection with Tender Offer No. 2 for an aggregate purchase price of $10,890,282.53.

On April 15, 2019, we announced the commencement of a tender offer to purchase up to 3,125,000 shares, or about 3.1%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.20 per share (“Tender Offer No. 3”).  On May 14, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 3 to $3.40 per share and extended Tender Offer No. 3 to allow additional time for stockholders to tender their shares. On June 5, 2019, we announced that we purchased a total of 3,125,000 shares in connection with Tender Offer No. 3 for an aggregate purchase price of $10,625,000.

On June 14, 2019, we announced the commencement of a tender offer to purchase up to 2,000,000 shares, or about 2.0%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.25 per share (“Tender Offer No. 4”).  On July 11, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 4 to $3.75 per share and extended Tender Offer No. 4 to allow additional time for stockholders to tender their shares. On July 31, 2019, we announced that we purchased a total of 2,000,000 shares in connection with Tender Offer No. 4 for an aggregate purchase price of $7,500,000.

On September 6, 2019, we announced the commencement of a tender offer to purchase up to 1,408,450 shares, or about 1.5%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.55 per share (“Tender Offer No. 5”).  On September 30, 2019, we announced that we increased the number of shares we offered to purchase from 1,408,450 shares to 2,816,900 shares at the same price of $3.55 per share and extended Tender Offer No. 5 to allow additional time for stockholders to tender their shares. On October 18, 2019, we announced that we purchased a total of 2,816,900 shares in connection with Tender Offer No. 5 for an aggregate purchase price of $10,000,000.

On November 12, 2019, we announced the commencement of a tender offer to purchase up to 2,739,726 shares, or about 2.9%, of our then outstanding common stock using funds available form cash and cash equivalents at a price of $3.65 per share (“Tender Offer No. 6”). On December 18, 2019, we announced that we purchased a total of 2,739,726 shares in connection with Tender Offer No. 6 for an aggregate purchase price of $10,000,000.

On January 3, 2020, we announced the commencement of a tender offer to purchase up to 3,030,303 shares, or about 3.3%, of its outstanding common stock using funds available from cash and cash equivalents at a price of $3.30 per share (“Tender Offer No. 7”). On February 10, 2020, we announced that we purchased a total of 3,030,303 shares connection with Tender Offer No. 6 for an aggregate purchase price of $10,000,000.

In March 2020, we purchased through our share repurchase program 1,088,034 shares of our common stock, par value of $0.01 per share at an average price of $1.72 per share, or $1.9 million.

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

2.7	Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the Company (18)
2.8	Description of Securities **
4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan (13)
4.3	Form of Technical Manager Purchase Option Agreement (8)
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (17)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (17)
4.7	Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)
4.8	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)
4.9	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)
4.10	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.11	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.12	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)
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

4.26	Waiver Letter from Commonwealth Bank of Australia dated January 13, 2017 (15)
4.27	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated February 15, 2017 (15)
4.28	Brokerage Services Agreement, dated April 1, 2019, by and between Diana Shipping Inc. and Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.) **
4.29
Fifth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Kapa Shipping Company Inc. and Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated May 30, 2017 (19)

4.30	Intercreditor Agreement with Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated June 30, 2017 (19)
4.31	Subordinated Facility Agreement by and between Diana Containerships Inc. (renamed to Performance Shipping Inc.) and Diana Shipping Inc., dated June 30, 2017 (19)
4.32	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated May 18, 2017 (19)
4.33	Loan Agreement dated July 2018 with BNP Paribas (20)
4.34	Registration Document dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.35	Securities Note dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.36	Summary for Diana Shipping Inc. listing prospectus dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.37	Loan Agreement dated March 2019 with DNB Bank ASA (20)
4.38	Loan Agreement dated June 2019 with ABM AMRO Bank N.V. **
8.1	Subsidiaries of the Company**
11.1	Amended Code of Ethics (20)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2017, 2018 and 2019; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (v) the Notes to Consolidated Financial Statements

** Filed herewith.
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
(20) Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer
Dated: March 30, 2020

DIANA SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2004.

Athens, Greece
March 30, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Diana Shipping Inc.  as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 30, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 30, 2020

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$107,288	$126,825
Accounts receivable, trade	7,862	2,948
Due from related parties	23	-
Inventories (Note 2(g))	5,526	5,835
Prepaid expenses and other assets	9,210	6,364
Vessel held for sale (Note 4)	7,130	-
Total current assets	137,039	141,972

FIXED ASSETS:
Vessels, net (Note 4)	882,297	991,403
Property and equipment, net (Note 5)	22,077	22,425
Total fixed assets	904,374	1,013,828
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 6)	21,000	24,582
Investments in related parties (Notes 2(v,x) and 3)	1,680	3,263
Other non-current assets	2,941	-
Deferred charges, net (Notes 2(m) and 4)	4,246	4,151
Total assets	$1,071,280	$1,187,796

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 6)	$40,205	$96,434
Accounts payable, trade and other	11,394	11,073
Due to related parties (Note 3)	85	182
Accrued liabilities	11,268	13,377
Deferred revenue	2,532	4,090
Total current liabilities	65,484	125,156

Long-term debt, net of current portion and deferred financing costs, non-current (Note 6)	434,746	434,113
Other non-current liabilities	986	843
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 8(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 91,193,339 and 103,764,351 issued and outstanding at December 31, 2019 and 2018, respectively (Note 8(b))	912	1,038
Additional paid-in capital	1,021,633	1,062,645
Accumulated other comprehensive income	109	287
Accumulated deficit	(452,616)	(436,312)
Total stockholders' equity	570,064	627,684

Total liabilities and stockholders' equity	$1,071,280	$1,187,796
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2019	2018	2017
REVENUES:
Time charter revenues (Note 2(p))	$220,728	$226,189	$161,897

EXPENSES:
Voyage expenses (Note 2(p))	13,542	7,405	8,617
Vessel operating expenses (Note 2(q))	90,600	95,510	90,358
Depreciation and amortization of deferred charges (Note 2(l))	48,904	52,206	87,003
General and administrative expenses	28,601	29,518	26,332
Management fees to related party (Note 3)	2,155	2,394	1,883
Impairment loss (Note 4)	13,987	-	442,274
Loss from sale of vessels (Note 4)	6,171	1,448	-
Insurance recoveries, net of other loss (Note 4)	-	-	(10,879)
Other (gain)/loss	(854)	(542)	296
Operating income/(loss)	$17,622	$38,250	$(483,987)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 9)	(29,432)	(30,506)	(26,628)
Interest and other income (Note 3(b))	2,858	8,822	4,508
Gain/(loss) from investments (Note 3(b) and 3(d))	(1,583)	14	(5,607)
Total other expenses, net	$(28,157)	$(21,670)	$(27,727)

Net income/(loss)	$(10,535)	$16,580	$(511,714)

Dividends on series B preferred shares (Notes 8 and 10)	(5,769)	(5,769)	(5,769)

Net income/(loss) attributed to common stockholders	$(16,304)	$10,811	$(517,483)

Earnings/(loss) per common share, basic and diluted (Note 10)	$(0.17)	$0.10	$(5.41)

Weighted average number of common shares, basic (Note 10)	95,191,116	103,736,742	95,731,093

Weighted average number of common shares, diluted (Note 10)	95,191,116	104,715,883	95,731,093

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the year ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars)
	2019	2018	2017
Net income/(loss)	$(10,535)	$16,580	$(511,714)

Other comprehensive income/(loss) (Actuarial income/(loss))	(178)	(7)	109

Comprehensive income/(loss)	$(10,713)	$16,573	$(511,605)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the year ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share data)

	Preferred Stock Series B		Preferred Stock Series C		Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Equity

	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2016	2,600,000	$26	-	$-	84,696,017	$847	$985,171	$185	$70,360	$1,056,589

Net loss	-	$-	-	$-	-	$-	-	$-	$(511,714)	$(511,714)
Issuance of common stock (Note 8(d))	-	-	-	-	20,125,000	201	77,110	-	-	77,311
Issuance of restricted stock and compensation cost (Note 8(f))	-	-	-	-	1,310,000	13	8,219	-	-	8,232
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive income	-	-	-	-	-	-	-	109	-	109
BALANCE, December 31, 2017	2,600,000	$26	-	$-	106,131,017	$1,061	$1,070,500	$294	$(447,123)	$624,758

Net income	-	$-	-	$-	-	$-	$-	$-	$16,580	$16,580
Stock repurchased and retired (Note 8(e))	-	-	-	-	(4,166,666)	(41)	(15,116)	-	-	(15,157)
Issuance of restricted stock and compensation cost (Note 8(f))	-	-	-	-	1,800,000	18	7,261	-	-	7,279
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	(7)	-	(7)
BALANCE, December 31, 2018	2,600,000	$26	-	$-	103,764,351	$1,038	$1,062,645	$287	$(436,312)	$627,684

Net loss	-	$-	-	$-	-	$-	$-	$-	$(10,535)	$(10,535)
Issuance of Series C Preferred Stock (Note 8(c))	-	-	10,675	-	-	-	960	-	-	960
Issuance of restricted stock and compensation cost (Note 8(f))	-	-	-	-	2,000,000	20	7,561	-	-	7,581
Stock repurchased and retired (Note 8(e))	-	-	-	-	(14,571,012)	(146)	(49,533)	-	-	(49,679)
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	(178)	-	(178)
BALANCE, December 31, 2019	2,600,000	$26	10,675	$-	91,193,339	$912	$1,021,633	$109	$(452,616)	$570,064
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars)
	2019	2018	2017
Cash Flows from Operating Activities:
Net income/(loss)	$(10,535)	$16,580	$(511,714)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	48,904	52,206	87,003
Impairment loss (Note 4)	13,987	-	442,274
Amortization of financing costs (Note 9)	1,126	1,939	1,455
Compensation cost on restricted stock (Note 8)	7,581	7,279	8,232
Actuarial gain/(loss)	(178)	(7)	109
Loss from sale of vessels (Note 4)	6,171	1,448	-
Gain from loan to a related party (Note 3)	-	(5,000)	-
Gain from insurance recoveries, net of other loss (Note 4)	-	-	(10,879)
Loss from extinguishment of liabilities	188	-	-
Loss/(gain) from investments (Note 3)	1,583	(14)	5,607
Accounts receivable, trade	(4,914)	1,989	966
Due from related parties	(23)	43	(141)
Inventories	309	(65)	90
Prepaid expenses and other assets	(2,846)	(1,197)	142
Other non-current assets	(2,941)	-	-
Increase / (Decrease) in:
Accounts payable, trade and other	321	3,119	1,382
Due to related parties	(97)	(89)	246
Accrued liabilities, net of accrued preferred dividends	(2,109)	5,131	2,512
Deferred revenue	(1,558)	883	2,385
Other non-current liabilities	143	(59)	162
Drydock costs	(5,230)	(4,256)	(6,418)
Net cash provided by Operating Activities	$49,882	$79,930	$23,413

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Note 4)	(2,804)	(2,573)	(125,781)
Proceeds from vessel sales, net of expenses (Note 4)	41,326	14,578	2,032
Proceeds from insurance contract, net of expenses (Note 4)	-	-	11,362
Proceeds from sale of investment	-	-	158
Loan to a related party (Note 3(b))	-	-	(40,000)
Proceeds from loan to a related party (Note 3(b))	-	87,617	-
Payments for plant, property and equipment (Note 5)	(125)	(252)	(104)
Net cash provided by / (used in) Investing Activities	$38,397	$99,370	$(152,333)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 6)	44,000	100,000	57,240
Proceeds from issuance of stock, net of expenses (Note 8(c) and (d))	960	-	77,311
Cash dividends on preferred stock	(5,769)	(5,769)	(5,769)
Payments for repurchase of common stock (Note 8(e))	(49,679)	(15,157)	-
Financing costs	(357)	(2,833)	(31)
Loan payments (Note 6)	(100,553)	(169,943)	(55,164)
Net cash provided by / (used in) Financing Activities	$(111,398)	$(93,702)	$73,587

Net increase / (decrease) in cash, cash equivalents and restricted cash	(23,119)	85,598	(55,333)

Cash, cash equivalents and restricted cash at beginning of the year	151,407	65,809	121,142

Cash, cash equivalents and restricted cash at end of the year	$128,288	$151,407	$65,809

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$107,288	$126,825	$40,227
Restricted cash	21,000	24,582	25,582
Cash, cash equivalents and restricted cash	$128,288	$151,407	$65,809
SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Note 3(b))	$-	$-	$3,000
Interest, net of amounts capitalized	$28,554	$25,683	$24,503

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
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

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or “DSS”), a wholly-owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 3). The fees paid to DSS are eliminated in consolidation.

During 2019, 2018, and 2017, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2019	2018	2017
A	18%	16%	14%
B	16%	14%	12%
C	14%	15%	17%
D	12%	10%

2.	Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company has identified that it has variable interests in Performance Shipping Inc., (or “Performance Shipping”) and Diana Wilhelmsen Management Limited. The Company has assessed that Performance Shipping is a VIE since 2017 but the Company is not the primary beneficiary (Note 3(b)).

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
December 31, 2019
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

e) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company’s loan facilities (Note 6). As of December 31, 2018, restricted cash also included $582 of cash guarantee which was restricted to withdrawal or usage and was released in November 2019.

f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2019 and 2018.

g) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel remains idle. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

h) Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

i) Vessels held for sale: The Company classifies assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

j) Property and equipment: The Company owns the land and building where its offices are located. Land is stated at cost and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

k) Impairment of Long-Lived Assets: Long-lived assets (vessels, land, and building) and certain identifiable intangibles held and used by an entity are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets, plus unamortized dry-docking costs, may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company should evaluate the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions, by making use of available market data and taking into consideration third party valuations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
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

During the last quarter of 2017, the Company’s management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 were exceptional. In this respect the Company’s management decided to exclude from the 10-year average of 1 year time charters these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. Similarly, the Company performed the exercise discussed above, for 2018, by excluding from the 10-year average of 1 year time charters the years 2009-2010 and for 2019, by excluding the rates for the year 2010. This exercise resulted to recording impairment on certain vessels’ carrying value in 2017 and 2019 (Note 4). No impairment loss was identified or recorded for 2018.

With respect to the land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2019, 2018 and 2017 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

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

m) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment (Note 4).

n) Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are deferred. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels’ cost.

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
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. The majority of the vessels are employed on short to medium-term time charter contracts, which provides flexibility in responding to market developments. The Company monitors developments in the dry bulk shipping industry on a regular basis and adjusts the charter hire periods for the vessels according to prevailing market conditions. In order to take advantage of relatively stable cash flow and high utilization rates, some of the vessels may be fixed on long-term time charters.

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

s) Segmental Reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessels (i.e. Panamax, Capesize etc.) for the purpose of making decisions about allocating resources and assessing performance.

t) Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

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
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

v) Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company’s share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. The Company assessed the financial condition of Performance Shipping (Note 3(b)), the market conditions that could affect its operations in the near future and historical losses of its investment and as a result the Company recorded impairment in 2017, which is included in Gain/(loss) from equity method investments in the accompanying statements of operations.

w) Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

x) Financial Instruments, Recognition and Measurement: Equity securities with no determinable value, such as the Company’s investment in Performance Shipping (Note 3(b)) are recorded at their cost and they are assessed for impairment, in accordance with ASU 2016-01 Financial Instruments-Overall, Recognition and Measurement of Financial Assets and Financial Liabilities. The Company accounts for its investment at cost minus impairment, unless it determines that an observable transaction for a similar security took place, as determined in ASU 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall. As at December 31, 2019 the Company assessed the voting rights held by the shareholders of Performance Shipping compared to the voting rights held by the Company. Based on the fact that the shareholders of Performance Shipping increased their voting power, the Company’s voting power would be limited if not required. Based on this assessment, the Company determined that the carrying value of the investment may not be recoverable and recorded impairment (Note 3(b)). For 2018, no impairment was recognized.

y) Shares repurchased and retired: Company’s shares repurchased for retirement, are immediately cancelled and the Company’s share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

Recent Accounting Pronouncements not yet adopted

On August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: i) applying the variable interest entity (VIE) guidance to private companies under common control, ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU No. 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.  The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

3.  Transactions with related parties

a) Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman of the Board. Travel expenses for 2019, 2018 and 2017 amounted to $2,032, $2,253 and $2,096, respectively, and are mainly included in “Vessels, net book value”, “Vessel operating expenses” and “General and administrative expenses” in the accompanying consolidated financial statements. At December 31, 2019 and 2018, an amount of $30 and $63, respectively, was payable to Altair and is included in “Due to related parties” in the accompanying consolidated balance sheets.

b) Performance Shipping Inc., or Performance Shipping: In 2017, the Company gradually sold all shares owned in the common stock of Performance Shipping, which was an equity method investee until then, realizing an aggregate loss of $757 from the sale of such shares. For 2017, the investment in Performance resulted in loss of $5,656 (including the loss from the sale of shares) of which $3,124 was impairment, which was recorded based on Performance Shipping’s market value on Nasdaq at the date of impairment charge recognition. The loss and impairment are included in the 2017 “Gain/(loss) from investments” in the accompanying consolidated statements of operations.

On June 30, 2017, DSI refinanced an existing loan amounting to $42,617, at that date, by entering into a new loan facility with Performance Shipping amounting to $82,617. The loan also provided for an additional $5,000 interest-bearing discount premium payable on the termination date, unless waived according to certain terms of the loan agreement. The loan was collected in full in July 2018, including the additional $5,000 interest-bearing discount premium. The loan bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% until full repayment. The loan facility was secured by first preferred mortgages on Performance Shipping’s vessels and included financial and other covenants. For 2018 and 2017, interest and other income amounted to $7,055 (including the $5,000 additional discount premium) and $3,855, respectively, and is included in “Interest and other income” in the accompanying consolidated statement of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On May 30, 2017, the Company acquired 100 shares of Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, for $3,000 in exchange for a reduction of an equal amount in the principal amount of the Company’s outstanding loan to Performance Shipping at that date. The Series C Preferred Stock has no dividend or liquidation rights and votes with the common shares of Performance Shipping, if any. Each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of Performance Shipping. The acquisition of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company. The Company has assessed that Performance Shipping is a VIE due to this transaction, but the Company is not the primary beneficiary. The Company’s exposure to Performance Shipping is limited to the amount of the investment.

At December 31, 2019 the investment in the preferred shares of Performance Shipping was reduced to $1,500 from $3,000, at December 31, 2018, and is included in “Investments in related parties” in the accompanying consolidated balance sheets. This reduction which is included in the 2019 “Gain/(loss) from investments” was made due to management’s qualitative assessment that the carrying value of the investment may not be recoverable (Note 13).

c) Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s CEO and Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee amended annually on each anniversary of the agreement with the exception of an amendment in November 21, 2018, to increase the fee from October 1, 2018 until expiration of the agreement in March 2019. The new agreement signed on April 1, 2019 for one year maintained the fee at the same level. For 2019, 2018 and 2017 brokerage fees amounted to $1,998, $1,850 and $1,800, respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2019 and 2018, there was no amount due to Steamship.

d) Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Limassol, Cyprus. As at December 31, 2019 and 2018, the equity method investment in DWM amounted to $180 and $263, respectively, and is included in “Investments in related parties” in the accompanying consolidated balance sheets. For 2019, 2018 and 2017, the investment in DWM resulted in a loss of $83 and gain of $14 and $49, respectively, and is included in “Gain/(loss) from equity method investments” in the accompanying consolidated statements of operations.

Until October 8, 2019, DWM provided management services to certain vessels of the Company’s fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessels and DWM. Since October 8, 2019, all of the fleet vessels are managed by DSS and DSS outsourced the management of certain vessels to DWM. For the management services outsourced to DWM, DSS pays a fixed monthly fee per vessel and a percentage of those vessels’ gross revenues. Management fees paid to DWM for 2019, 2018 and 2017 amounted to $2,155, $2,394 and $1,883, respectively, and are separately presented as “Management fees to related party” in the accompanying consolidated statements of operations. Commercial fees until October 9, 2019, amounted to $353, $453 and $260, respectively, and are included in “Voyage expenses”. As at December 31, 2019 and 2018, there was an amount of $55 and $119, respectively, due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

e) Series C Preferred Stock: On January 31, 2019, DSI issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of $1,066 (Note 8).

f) Sale of Vessels: On February 14 and February 15, 2019, the Company through two separate wholly-owned subsidiaries entered into two Memoranda of Agreement to sell the vessels Danae and Dione to two affiliated parties, for a purchase price of $7,200 each (Note 4).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

4. Vessels

Vessel Disposals

In November 2018, the Company entered into two Memoranda of Agreement with two unrelated third party companies to sell the vessel Triton, for a total consideration of $7,350 and the vessel Alcyon, for a total consideration of $7,450. Both vessels were delivered to their new owners in December 2018. The aggregate loss from the vessels’ sale, including unamortized deferred drydocking costs, amounted to $1,448 and is reflected in “Loss from sale of vessels” in the related accompanying consolidated statement of operations.

On February 14 and February 15, 2019, the Company through two separate wholly-owned subsidiaries entered into two Memoranda of Agreement to sell the vessels Danae and Dione to two affiliated parties, for a purchase price of $7,200 each. The transaction was approved by disinterested directors of the Company and the agreed upon sale price was based, among other factors, on independent third-party broker valuations obtained by the Company. Both vessels were delivered to their new owners in April 2019.

On April 12, 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Erato, for a sale price of $7,000 before commissions. The vessel was delivered to her new owners in June 2019.

On June 13, 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Thetis, for a sale price of $6,400 before commissions. The vessel was delivered to her new owners in July 2019.

On July 25, 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party, the vessel Nirefs, for a sale price of $6,710 before commissions. The vessel was delivered to her new owners in September 2019.

On November 7, 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Clio, for a sale price of $7,400 before commissions. The vessel was delivered to her new owners in November 2019.

On December 24, 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Calipso, for a sale price of $7,275 before commissions. On December 31, 2019, the vessel was measured at the lower of her carrying amount or fair value less costs to sell and was classified in current assets as Vessel held for sale, according to the provisions of ASC 360, as all criteria required for this classification were then met. The vessel was expected to be delivered to the new owners in January 2020, but in February 2020 the sale was cancelled (Note 13). This cancellation does not affect the classification of the vessel as held for sale on December 31, 2019, according to the provisions of ASC 360.

The sale of Danae, Dione, Thetis and Calipso resulted to an aggregate impairment of $10,567, including the write off of the unamortized drydocking costs of $1,102, as the vessels were measured at the lower of their carrying value and fair value (sale price) less costs to sell (Note 12), resulting from their classification as held for sale and is included in “Impairment loss” in the accompanying 2019 statement of operations. Additionally, the Company recorded an aggregate loss from the sale of vessels amounting to $6,171, separately presented in the accompanying 2019 statement of operations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Impairment Loss

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

As at December 31, 2017, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of certain vessels over their remaining useful lives and their eventual disposition was less than their carrying amount plus any unamortized dry-docking costs.  This exercise resulted to recording impairment loss on certain vessels’ carrying value of an aggregate amount of $422,466, which is included in “Impairment loss” in the 2017 accompanying consolidated statement of operations of which $3,362 was written down from unamortized deferred drydocking costs. The fair value of the vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age (Note 12).

Similarly, as at December 31, 2019, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of three vessels over their remaining useful lives and their eventual disposition was less than their carrying amount. This resulted to impairment loss, net loss and net loss attributed to common stock holders of $3,419, or  $0.04 per share, consisting of $2,386 of vessels’ net book value and $1,033 of deferred drydocking costs, both included in “Impairment loss” in the accompanying 2019 statement of operations. The fair value of two vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations and for the one vessel which was subsequently sold (Note 13), the fair value was determined through Level 1 inputs of the fair value hierarchy (Note 12).

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2017	$1,267,231	$(213,653)	$1,053,578

- Additions for improvements	2,573	-	2,573
- Vessel disposal	(41,213)	25,630	(15,583)
- Depreciation for the year	-	(49,165)	(49,165)
Balance, December 31, 2018	$1,228,591	$(237,188)	$991,403

- Additions for improvements	2,804	-	2,804
- Impairment	(55,396)	43,545	(11,851)
- Vessel held for sale	(7,130)	-	(7,130)
- Vessel disposals	(72,335)	24,965	(47,370)
- Depreciation for the year	-	(45,559)	(45,559)
Balance, December 31, 2019	$1,096,534	$(214,237)	$882,297

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

5.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2017	$26,683	$(4,033)	$22,650
- Additions in property and equipment	252	-	252
- Depreciation for the year	-	(477)	(477)
Balance, December 31, 2018	$26,935	$(4,510)	$22,425
- Additions in property and equipment	125	-	125
- Depreciation for the year	-	(473)	(473)
Balance, December 31, 2019	$27,060	$(4,983)	$22,077

6. Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2019	2018
9.5% Senior Unsecured Bond	100,000	100,000
Secured Term Loans	378,298	434,850
Total debt outstanding	$478,298	$534,850
Less related deferred financing costs	(3,347)	(4,303)
Total debt, net of deferred financing costs	$474,951	$530,547
Less: Current portion of long term debt, net of deferred financing costs current	(40,205)	(96,434)
Long-term debt, net of current portion and deferred financing costs, non-current	$434,746	$434,113

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

9.5% Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25,000 of the Bond on one or more occasions. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16,200 aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in whole or in parts in three years at a price equal to 103% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1% to 2.5%. Their maturities range from March 2021 to January 2032. For 2019 and 2018, the weighted average interest rates of the secured term loans were 4.56% and 4.31%, respectively.

Under the secured term loans outstanding as of December 31, 2019, 32 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $765,736. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

As at December 31, 2019 and 2018, the minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $21,000 and $24,000, respectively and is included in “Restricted cash” in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

During the year ended December 31, 2019, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

Bremer Landesbank: On November 12, 2009, the Company drew down $40,000 under a secured loan agreement, which was repayable in 40 quarterly installments of $900 each plus one balloon installment of $4,000 payable together with the last installment on November 12, 2019. The loan bore interest at LIBOR plus a margin of 2.15% per annum. The loan was prepaid in full in June 2019.

Export-Import Bank of China and DnB NOR Bank ASA: On February 15, 2012, the Company drew down a first tranche of $37,450, under a secured loan agreement, which is repayable in 40 quarterly installments of approximately $628 each and a balloon of $12,332 payable together with the last installment on February 15, 2022. On May 18, 2012, the Company drew down, under the same agreement, a second tranche of $34,640, which is repayable in 40 quarterly installments of approximately $581 each and a balloon of $11,410 payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On May 22, 2014, the Company drew down $15,000 under a secured loan agreement, which was repayable in 19 quarterly installments of $250 each and a balloon of $10,250 payable together with the last installment on February 22, 2019, on which date the loan was repaid. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

On May 10, 2016, the Company drew down $13,510 under a secured loan agreement, which was payable in seven equal consecutive quarterly installments of about $20 each, four equal consecutive quarterly installments of about $283 and a balloon of about $12,242 payable together with the last installment on January 4, 2019, on which date it was repaid. The loan bore interest at LIBOR plus a margin of 3% per annum.

Credit Agricole Corporate and Investment Bank (“Credit Agricole”): On September 15, 2011, the Company drew down $15,000 under a secured loan agreement with Emporiki Bank of Greece S.A., transferred to Credit Agricole on December 13, 2012. The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank. The Company maintains the equivalent of the loan balance in cash pledge in favour of the bank and pays the lower interest margin.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Commonwealth Bank of Australia, London Branch: On January 13, 2014, the Company drew down $9,500 under a secured loan agreement, which is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022. The loan bears interest at LIBOR plus a margin of 2.25%.

BNP Paribas (“BNP”): On December 19, 2014, the Company drew down $53,500 under a secured loan agreement, which is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,466 payable on November 30, 2021.  The loan bears interest at LIBOR plus a margin of 2%. Additionally, on July 16, 2018, the Company drew down $75,000 under a new secured loan agreement with BNP. The loan is repayable in 20 consecutive quarterly installments of $1,562.5 and a balloon installment of $43,750 payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

Nordea Bank AB, London Branch: On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, which is repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bears interest at LIBOR plus a margin of 2.1%.

ABN AMRO Bank N.V.: On March 30, 2015, the Company drew down $50,160 under a secured loan agreement, which is repayable in 24 equal consecutive quarterly installments of about $994 each and a balloon of $26,310 payable together with the last installment on March 30, 2021. The loan bears interest at LIBOR plus a margin of 2.0%.

On March 30, 2016, the Company drew down $25,755 under a new secured loan agreement, which was repayable in eight consecutive quarterly installments of $855 each and a balloon installment of $18,915 payable together with the last installment on June 30, 2019. The loan bore interest and LIBOR plus a margin of 3.00%. The loan was prepaid in full and was refinanced with a new loan agreement dated June 27, 2019. The Company drew down $25,000 under the new loan agreement, which is repayable in 20 consecutive quarterly installments of $800 each and a balloon installment of $9,000 payable together with the last installment on June 28, 2024. The loan bears interest and LIBOR plus a margin of 2.25%,

Danish Ship Finance A/S: On April 30, 2015, the Company drew down $30,000 under a loan agreement, which is repayable in 28 equal consecutive quarterly installments of $500 each and a balloon of $16,000 payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%.

ING Bank N.V.: On November 19, 2015, the Company drew down advance A of $27,950 under a secured loan agreement, which is repayable in 28 consecutive quarterly installments of about $466 each and a balloon installment of about $14,907 payable together with the last installment on November 19, 2022. Advance B of $11,733 was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $293 each and a balloon installment of about $3,520 payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%.

Export-Import Bank of China: On January 4, 2017, the Company drew down $57,240 under a secured loan agreement, which is repayable in 60 equal quarterly instalments of $954 each by January 4, 2032 and bears interest at LIBOR plus a margin of 2.3%.

DNB Bank ASA.: On March 14, 2019, the Company drew down $19,000 under a secured loan agreement, which is repayable in 20 consecutive quarterly instalments of $477.3 and a balloon of $9,454 payable together with the last installment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%.

As at December 31, 2019 and 2018, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above, as at December 31, 2019, and throughout their term, are shown in the table below:

Period	Principal Repayment
Year 1	$41,242
Year 2	143,853
Year 3	83,827
Year 4	157,363
Year 5	24,347
Year 6 and thereafter	27,666
Total	$478,298

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

7. Commitments and Contingencies

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

b) As at December 31, 2019, all of the Company’s vessels, except for two which were repositioning, were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2019 and until their expiration was as follows:

Period	Amount
Year 1	$88,112
Year 2	1,412
Total	$89,524

8. Capital Stock and Changes in Capital Accounts

a) Preferred stock: As at December 31, 2019 and 2018, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares, 5,000,000 are designated as Series B Preferred Shares and since January 2019, 10,675 are designated as Series C Preferred Shares.

b) Series B Preferred Stock: As at December 31, 2019 and 2018, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share and zero Series A Participating Preferred Shares issued and outstanding. Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2019, 2018 and 2017, dividends on Series B preferred shares amounted to $5,769 for each year. Since February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

c) Series C Preferred Stock: As at December 31, 2019 the Company had 10,675 Series C Preferred Shares issued and outstanding with par value $0.01 per share, issued on January 31, 2019 to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of $1,066. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The net proceeds from the issuance of the shares amounted to $960.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

d) Offering of common shares: On April 26, 2017, the Company issued a total 20,125,000 common shares, at a price of $4.00 per share, in a public offering.  As part of the offering, entities affiliated with Simeon Palios, the Company’s Chief Executive Officer and Chairman, executive officers and certain directors, purchased an aggregate of 5,500,000 common shares at the public offering price. The net proceeds from the offering after underwriting discounts and other offering expenses were $77,311.

e) Repurchase of common shares: In December 2018, the Company repurchased a total of 4,166,666 common shares, at a price of $3.60 per share, in a tender offer which commenced in November 2018.  The total cost from the tender offer amounted to $15,157. In March 2019, the Company repurchased in a tender offer 3,889,386 shares of its outstanding common stock at a price of $2.80 per share. In June 2019, the Company repurchased 3,125,000 shares of its outstanding common stock at a price of $3.40 per share. In July 2019, the Company repurchased 2,000,000 shares at a price of $3.75 per share. In October 2019, the Company repurchased 2,816,900 shares at a price of $3.55 per share and finally in December 2019, the Company repurchased 2,739,726 shares at a price of 3.65. The aggregate cost of the shares repurchased amounted to $49,679, including expenses.

f) Incentive plan: In November 2014, the Company adopted the 2014 Equity Incentive Plan, or the Plan, to issue awards to Key Persons in the form of (a) non-qualified stock, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) dividend equivalents, (f) unrestricted stock and (g) other equity-based or equity-related Awards for a maximum number of 5,000,000 shares of common stock. This number was increased to 13,000,000 on May 31, 2018, after an amendment of the Plan. Restricted shares vest ratably over a specified period, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. As at December 31, 2019, 7,124,759 remained reserved for issuance.

Restricted stock for 2019, 2018 and 2017, is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2016	3,942,666	$4.89
Granted	1,310,000	3.95
Vested	(1,611,549)	5.46
Outstanding at December 31, 2017	3,641,117	$4.30
Granted	1,800,000	3.82
Vested	(1,679,484)	4.38
Outstanding at December 31, 2018	3,761,633	$4.04
Granted	2,000,000	2.99
Vested	(1,928,400)	3.75
Outstanding at December 31, 2019	3,833,233	$3.63

All restricted share awards issued during 2019, 2018 and 2017 have a vesting period of three years each. The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For 2019, 2018 and 2017 an amount of $7,581, $7,279, and $8,232, respectively, was recognized in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

At December 31, 2019 and 2018, the total unrecognized cost relating to restricted share awards was $8,505 and $10,106, respectively. At December 31, 2019, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.85 years.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

g) Share Repurchase Agreement: On May 22, 2014, the Company’s Board of Directors authorized a share repurchase plan for up to $100,000 worth of shares of the Company’s common stock. During 2019, 2018, and 2017, the Company did not repurchase any shares (Note 13(c)).

9.	Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2019	2018	2017
Interest expense	$27,963	$28,299	$24,978
Amortization of financing costs	1,126	1,939	1,455
Loan expenses	343	268	195
Total	$29,432	$30,506	$26,628

Total interest on long-term debt for 2019, 2018 and 2017 amounted to $27,963, $28,299 and $24,991, respectively, of which $0, $0 and $13, respectively, were capitalized and included “Vessels, net book value”, in the accompanying consolidated balance sheets.

10.	Earnings/(loss) per Share
All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For 2018, the denominator of the diluted earnings per share calculation includes 979,141 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.  For 2019 and 2017, the Company incurred losses, therefore the effect of incremental shares was anti-dilutive and basic and diluted loss per share was the same.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2019	2018	2017

Net income/(loss)	$(10,535)	$16,580	$(511,714)
Less dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	$(16,304)	$10,811	$(517,483)

Weighted average number of common shares, basic	95,191,116	103,736,742	95,731,093
Incremental shares	-	979,141	-
Weighted average number of common shares, diluted	95,191,116	104,715,883	95,731,093

Earnings/(loss) per share, basic and diluted	$(0.17)	$0.10	$(5.41)

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
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

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2019, 2018 and 2017 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.

12.	Financial Instruments and Fair Value Disclosures
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

The fair value of the Bond (Note 6) having a fixed interest rate amounted to $99,250 as of December 31, 2019, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument on that date stated under the ticker symbol “DIASH01” on the Oslo Børs.

During 2019, the vessels Danae, Dione, Thetis and Calipso were measured at their fair value determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the agreed price to sell the vessels, less costs to sell, as a result from their classification as held for sale at the dates of their memoranda of agreement (Note 4).

At December 31, 2019, three vessels were recorded at fair value as their estimated cash flows over their remaining useful lives and their eventual disposition was less than their carrying amount. The fair value of one vessel was determined through Level 1 input of the fair value hierarchy, based on the agreed price to sell the vessel (Notes 4 and 13) and for the other two through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

13.	Subsequent Events

a) Series B Preferred Stock Dividends: On January 15, 2020, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2020.

b) Sale of vessels: On January 29, 2020, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Norfolk, for a sale price of $9,350 before commissions. In February 2020, the buyers of Calipso (Note 4) and the buyers of Norfolk elected to exercise their right to cancel the contract as a result of vessels’ missing the cancelling dates due to unforeseen events, unrelated to the condition of the vessels. On February 26, 2020, the Company signed a new Memorandum of Agreement to sell the vessel Norfolk to an unaffiliated third party for a sale price of $8,750 before commissions and was delivered to the buyer in March 2020.

c) Share repurchases: On February 7, 2020, the Company repurchased, in a tender offer announced in January 2020, 3,030,303 shares of its common stock at a price of $3.30 per share. Additionally, in March 2020, the Company repurchased 1,088,034 shares of common stock under its share repurchase plan authorized in May 2014, for $1,895 including commissions (Note 8(g)).

d) Investment in Performance Shipping: In February 2020, the Company received an offer from Performance Shipping to redeem the Series C Preferred Stock owned by the Company for an aggregate price of $1,500. The Company’s Board of Directors formed a special committee to evaluate the transaction with the assistance of an independent financial advisor. The transaction was recommended by the special committee to the Board of Directors, which resolved to accept the offer. The transaction was concluded on March 27, 2020 with the receipt of the related funds by Performance Shipping.

e) Annual Incentive Bonus: On February 19, 2020 the Company’s Board of Directors approved the award of 2,200,000 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s 2014 equity incentive plan. The fair value of the restricted shares based on the closing price on the date of the Board of Directors’ approval was about $5,984 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years for all directors except for two whose shares will be awarded without vesting restrictions due to their resignation from the board.

f) Covid-19 outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. The Company’s financial and operating performance may be adversely affected by the recent coronavirus outbreak. Any prolonged restrictive measures in order to control the spread of Covid-19, or other adverse public health developments in Asia or in other geographies in which the Company’s vessels operate may significantly impact the demand for the Company’s vessels and in turn, may eventually lead to a material and adverse effect on the Company’s business operations, and financial condition.