Form 20-F
period 2020-12-31
DIANA SHIPPING INC.
filed 2021-03-12
CIK 1318885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: Not applicable

For the transition period from ___________________________ to ___________________________

Commission file number 001-32458

Diana Shipping Inc.

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Exact name of Registrant as specified in its charter)

Diana Shipping Inc.

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Address of principal executive offices)

Mr. Ioannis Zafirakis
Tel: + 30-210-9470-100, Fax: + 30-210-9470-101
E-mail: izafirakis@dianashippinginc.com

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value including the Preferred Stock Purchase Rights	DSX	New York Stock Exchange
8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value	DSXPRB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 89,275,002 shares of the registrant’s common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐Accelerated filer ☑Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. □

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑International Financial Reporting Standards as issued Other ☐

by the International Accounting Standards Board □

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.Offer Statistics and Expected Timetable

Not Applicable.

Item 3.Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars,
	except for share and per share data, fleet data and average daily results)
Statement of Operations Data:
Time charter revenues	$169,733	$220,728	$226,189	$161,897	$114,259
Operating income/(loss)	(112,675)	17,622	38,250	(483,987)	(88,321)
Net income/(loss)	(134,197)	(10,535)	16,580	(511,714)	(164,237)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)	(5,769)	(5,769)
Income/(loss) attributed to common stockholders	(139,966)	(16,304)	10,811	(517,483)	(170,006)
Earnings/(loss) per common share, basic and diluted	(1.62)	(0.17)	0.10	(5.41)	(2.11)
Weighted average number of common shares, basic	86,143,556	95,191,116	103,736,742	95,731,093	80,441,517
Weighted average number of common shares, diluted	86,143,556	95,191,116	104,715,883	95,731,093	80,441,517

	As of and for the
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars,
	except for share and per share data and average daily results)
Balance Sheet Data:
Total assets	$872,410	$1,071,280	$1,187,796	$1,246,722	$1,668,663
Capital stock	1,021,083	1,022,571	1,063,709	1,071,587	986,044
Total stockholders’ equity	428,570	570,064	627,684	624,758	1,056,589

Cash Flow Data:
Net cash provided by/(used in) operating activities	$17,234	$49,882	$79,930	$23,413	$(20,998)
Net cash provided by/(used in) investing activities	10,484	38,397	99,370	(152,333)	(41,619)
Net cash provided by/(used in) financing activities	(73,097)	(111,398)	(93,702)	73,587	(9,459)

Fleet Data:
Average number of vessels (1)	40.8	45.0	49.9	49.6	45.2
Number of vessels at year-end	40.0	42.0	48.0	50.0	46.0
Weighted average age of vessels at year-end (in years)	10.2	9.5	9.1	8.4	8.2
Ownership days (2)	14,931	16,442	18,204	18,119	16,542
Available days (3)	14,318	16,192	17,964	17,890	16,447
Operating days (4)	14,020	15,971	17,799	17,566	16,354
Fleet utilization (5)	97.9%	98.6%	99.1%	98.2%	99.4%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$10,910	$12,796	$12,179	$8,568	$6,106
Daily vessel operating expenses (7)	5,750	5,510	5,247	4,987	5,196

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

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars, and available days)
Time charter revenues	$169,733	$220,728	$226,189	$161,897	$114,259
Less: voyage expenses	(13,525)	(13,542)	(7,405)	(8,617)	(13,826)
Time charter equivalent revenues	$156,208	$207,186	$218,784	$153,280	$100,433

Available days	14,318	16,192	17,964	17,890	16,447
Time charter equivalent (TCE) rate	$10,910	$12,796	$12,179	$8,568	$6,106

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

B. Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

The below bullets summarize the principal risk factors related to an investment in our Company.

Industry Specific Risk Factors

• Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

• The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance our existing and future credit facilities on acceptable terms which may negatively impact our business.

• The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

• Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

• An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

• Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

• Our operating results are subject to seasonal fluctuations, which could affect our operating results.

• An increase in the price of fuel may adversely affect our profits.

• We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

• The operation of dry bulk carriers has certain unique operational risks which could affect our earnings and cash flow.

• If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

• We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

• Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

• Changing laws and evolving reporting requirements could have an adverse effect on our business.

Company Specific Risk Factors

• The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.

• We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

• Our investment in Diana Wilhelmsen Management Limited may expose us to additional risks.

• A cyber-attack could materially disrupt our business.

• Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

• Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

• Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.

• We cannot assure you that we will be able to refinance indebtedness incurred under our loan facilities.

• We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

• In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

• We recently underwent a transition with respect to certain of our directors and executive officers and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

• Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

• We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

• Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

• We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

• Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

• We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

• Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

• We may have to pay tax on U.S. source income, which would reduce our earnings.

• U.S. federal tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Relating to Our Common Stock

• Our board of directors has suspended the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.

• The market price of our common stock has fluctuated widely and may fluctuate widely in the future, and there is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

• Since we are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

• Certain existing shareholders will be able to exert considerable control over matters on which our shareholders are entitled to vote.

• Future sales of our common stock could cause the market price of our common stock to decline.

• Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

• Our Series B Preferred Shares are senior obligations of ours and rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.

Risks Relating to Our Series B Preferred Stock

• We may not have sufficient cash from our operations to enable us to pay dividends on our Series B Preferred Shares following the payment of expenses and the establishment of any reserves.

• The Series B Preferred Shares represent perpetual equity interests.

• Our Series B Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series B Preferred Shares, and by other transactions.

• We may redeem the Series B Preferred Shares, and you may not be able to reinvest the redemption price you receive in a similar security.

• Market interest rates may adversely affect the value of our Series B Preferred Shares.

• As a holder of Series B Preferred Shares you have extremely limited voting rights.

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have declined significantly from historically high levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. In addition, about half of our vessels are scheduled to come off of their current charters in 2021, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and may cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive substantially all of our revenues, has severely affected the dry bulk shipping industry and has adversely affected our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2020, the BDI ranged from a low of 393 in May to a high of 2097 in October and remains at comparatively low levels relative to historical highs and there can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as continued uncertainty regarding global economic impacts of the ongoing COVID-19 pandemic.

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

In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP decreased to 6.1% for the year ending December 31, 2019 as compared to 6.6% for the year ending December 31, 2018 and continues to remain below pre-2008 levels. The Chinese economy was significantly and adversely affected by the global COVID-19 pandemic. We cannot assure you that the Chinese economy will continue to grow in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 11 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

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

The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years. Although dry bulk newbuilding deliveries have tapered off since 2014, newbuildings continued to be delivered through the end of 2018. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail. Currently, about half of our vessels are scheduled to come off of their current charters in 2021, based on their earliest redelivery date, for which we may be seeking new employment.

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

Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets, and international commerce. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and, in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019, which have declined during 2020. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing outbreak of COVID-19 that began in China and subsequently spread to other parts of the world has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and other functions of shipyards.

The ongoing outbreak of the novel coronavirus (COVID-19), a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, many countries have implemented lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower drybulk rates in 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, while making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

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

While we generally will not bear the cost of fuel or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in shipping when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. In March 2020 the price of oil decreased significantly due to economic conditions and an increase in oil production. However, fuel prices have increased since then and may continue to increase in the future, including as a result of the continuing impact new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. An increase in oil price in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

If our vessels call on ports or operate in countries subject to sanctions and embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargoes laws, such activities may result in a sanctions violation and we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterer’s instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our securities could be adversely affected.

The U.S. and other sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the governments of the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted measures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

• the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

• the cost of newbuildings.

The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels were to decline further, we may not be in compliance with certain covenants contained in our current and future loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As at December 31, 2020, we were in compliance with all of the covenants in our loan facilities. If we are not able to comply with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels.

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

During 2015 we invested in a 50/50 joint venture with Wilhelmsen Ship Management which provides management services to a limited number of vessels in our fleet and to affiliated companies, but our eventual goal is to provide fleet management services to unaffiliated third party vessel operators. While this joint venture may provide us in the future with a potential revenue source, it may also expose us to risks such as low customer satisfaction, increased operating costs compared to those we would achieve for our vessels, and inability to adequately staff our vessels with crew that meets our expectations or to maintain our vessels according to our standards, which would adversely affect our financial condition. As of December 31, 2020, our investment in Diana Wilhelmsen Management Limited, or DWM, turned to a liability due to increased costs incurred by DWM in relation to a pollution incident of one of the managed vessels.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations. Our systems were the subject of a malicious attack in September 2020 that resulted in disruptions to our computer networks for a period of several days. Although, we were able to successfully fully restore our systems with interruption to our business or operations, we have upgraded our security infrastructure and reformed network architecture and security policies, we cannot assure you that we will be able to successfully thwart all future attacks with causing material and adverse effect on our business.

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

Since the completion of our initial public offering in March 2005, we have increased our fleet to 51 vessels in operation in 2017, and decreased it to 38, as of the date of this annual report. The significant increase in the size of our fleet has imposed significant additional responsibilities on our management and staff. We may grow our fleet further in the future and this may require us to increase the number of our personnel. We may also have to increase our customer base to provide continued employment for the new vessels.

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

We have entered into several loan agreements to finance vessel acquisitions and the construction of newbuildings. As of December 31, 2020, we had $423.1 million outstanding under our facilities and bond. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

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

Effective March 1, 2021, our board of directors has appointed Mrs. Semiramis Paliou as our Chief Executive Officer. Accordingly, she no longer serves in her previous positions as Chief Operating Officer and Deputy Chief Executive Officer. Mr. Simeon Palios’ position as Chairman of the Board of Directors remains unchanged and he serves in such capacity as non-executive Chairman. Mr. Ioannis Zafirakis, who served as an interim Chief Financial Officer since February 2020, has been appointed Chief Financial Officer on a permanent basis. Mr. Zafirakis also remains the Chief Strategy Officer, Treasurer and Secretary of the Company. Mr. Eleftherios Papatrifon has joined the Company and has been appointed to the position of Chief Operating Officer.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chief Executive Officer Mrs. Semiramis Paliou; our President, Mr. Anastasios Margaronis; our Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary Mr. Ioannis Zafirakis and our Chief Operating Officer Mr. Eleftherios Papatrifon. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 38 vessels in operation, having a combined carrying capacity of 4.8 million dead weight tons, or dwt, and a weighted average age of 10.2 years as of the date of this report. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, as discussed above it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2020, 2019, and 2018, approximately 34%, 60% and 56%, respectively, of our revenues were derived from two, four and four charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2020 taxable year and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2020 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See “Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

As of the date of this annual report, Mrs. Semiramis Paliou, our Chief Executive Officer and Director, beneficially owns 16,062,285 shares, or approximately 17.5% of our outstanding common stock, which is held indirectly through entities over which she exercises sole voting power. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to a company controlled by Mr. Palios. In September 2020, these shares were transferred to a company controlled by Mrs. Paliou. The Series C Preferred Stock vote with our common shares and each share of the Series C Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer. Through her beneficial ownership of common shares and shares of Series C Preferred Stock, Mrs. Paliou controls 26.2% of the vote of any matter submitted to the vote of the common shareholders. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mrs. Paliou and the entities controlled by Mrs. Paliou have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as our Chief Executive Officer continues to own a significant amount of our equity, even though the amount held by her represents less than 50% of our voting power, she will continue to be able to exercise considerable influence over our decisions. The interests of these shareholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which, as of December 31, 2020, 89,275,002 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

Business Development and Capital Expenditures and Divestitures

In July 2018, the Company signed a term loan facility with BNP Paribas (“BNP”) for up to $75 million with maturity date on July 16, 2023, secured by the vessels Alcmene, Seattle, Electra, Phaidra, Astarte, G P. Zafirakis and P.S. Palios. The proceeds from the loan facility together with available cash were used to voluntarily prepay in full the balance of $130 million of the then existing credit facility with BNP dated June 22, 2015 which had maturity date on July 24, 2020.

In September 2018, the Company issued $100 million of senior unsecured bond, or the Bond, maturing in September 2023 and callable beginning three years after issuance. In addition, the Company may issue up to an additional $25 million of the Bond on one or more occasions. The Bond offering was priced with a U.S. dollar fixed-rate coupon of 9.50%. Interest is payable semi-annually in arrears in March and September of each year. Since December 4, 2018, the Bond is listed on the Oslo Stock Exchange under the ticker symbol “DIASH01”.

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

In November 2018, the Company, through, separate wholly-owned subsidiaries, entered into two Memoranda of Agreement to sell to unaffiliated third parties, the 2001-built vessel Triton for a sale price of $7.35 million before commissions and the 2001-built vessel Alcyon, for a sale price of $7.45 million before commissions. Both vessels were delivered to their new owners in December 2018.

In December 2018, the Company repurchased in a tender offer 4,166,666 shares of its outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share, for an aggregate purchase price of $15 million.

In January 2019, the Company issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman, Mr. Simeon Palios, for an aggregate purchase price of approximately $1.07 million. The Series C Preferred Stock will vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the issuer. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Chief Executive Officer, Mrs. Semiramis Paliou.

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

In March 2019, the Company purchased in a tender offer 3,889,386 shares of its outstanding common, par value of $0.01 per share, at a price of $2.80 per share, for an aggregate purchase price of $10.9 million.

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

In May 2019, the Company purchased in a tender offer 3,125,000 shares of its outstanding common stock, par value of $0.01 per share, at a price of $3.40 per share, for an aggregate purchase price of $10.6 million.

In June 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2004-built vessel Thetis, for a sale price of $6.4 million before commissions. The vessel was delivered to the buyer in July 2019.

In June 2019, the Company, through two wholly-owned subsidiaries entered into a term loan agreement with ABN AMRO Bank N.V. for a loan of $25.0 million, to refinance the vessels Selina, Ismene and Houston, for repayment in June 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

In July 2019, the Company purchased in a tender offer 2,000,000 shares of its outstanding common stock, par value of $0.01 per share, at a price of $3.75 per share, for an aggregate purchase price of $7.5 million.

In July 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2001-built vessel Nirefs, for a sale price of $6.71 million before commissions. The vessel was delivered to the buyer in September 2019.

In October 2019, the Company purchased in a tender offer 2,816,900 shares of its outstanding common stock, par value of $0.01 per share, at a price of $3.55 per share, for an aggregate purchase price of $10.0 million.

In November 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Clio, for a sale price of $7.4 million before commissions. The vessel was delivered to the buyer in November 2019.

In December 2019, the Company purchased in a tender offer 2,739,726 shares of its outstanding common stock, par value of $0.01 per share, at a price of $3.65 per share, for an aggregate purchase price of 10.0 million.

In December 2019, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2005-built vessel Calipso, with delivery to the buyer latest by January 30, 2020, for a sale price of $7.275 million before commissions. In February 2020, the buyers elected to exercise their right to cancel the Contract as a result of vessel’s missing the cancelling date stipulated therein, due to unforeseen events, unrelated to the condition of the vessel. In March 2020, the Company decided to withdraw the vessel from the market.

In January 2020, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2002-built vessel Norfolk, with delivery to the buyer latest by January 30, 2020, for a sale price of $9.35 million before commissions. In February 2020, the buyers elected to exercise their right to cancel the contract as a result of vessel’s missing the cancelling date stipulated therein, due to unforeseen events, unrelated to the condition of the vessel. In February 2020, the Company signed another Memorandum of Agreement to sell the vessel to an unaffiliated third party, for a sale price of $8.75 million before commissions. The vessel was delivered to the buyer in March 2020.

In February 2020, the Company purchased in a tender offer 3,030,303 shares of its outstanding common stock, par value of $0.01 per share at a price of $3.30 per share, for an aggregate purchase price of 10.0 million.

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

In March 2020, the Company purchased through its share repurchase program 1,088,034 shares of its outstanding common stock, par value of $0.01 per share at an average price of $1.72 per share, or $1.9 million.

On May 7, 2020, the Company signed a term loan facility with Nordea Bank Abp, or Nordea, through eight wholly-owned subsidiaries for $55.848 million, to refinance its then outstanding loan with Nordea, so as to extend the repayment of the loan until March 2022. The Borrowers will have the option to extend the repayment of the facility by two additional years until March 2024, by providing extension requests for each additional year, subject to the acceptance by the Lender at each time.

On May 22, 2020, the Company signed a term loan facility with ABN AMRO Bank N.V., or ABN, through six wholly-owned subsidiaries for $52.885 million, divided into two tranches. The purpose of the loan facility was to combine the two loans outstanding with the Lender and extend the maturity of the loan maturing in March 2021 to the maturity of the other loan, maturing in June 2024.

On June 29, 2020, the Company signed, through two wholly-owned subsidiaries, a supplemental agreement to the existing loan agreement with BNP Paribas, to extend by 2.5 years the maturity of the existing loan facility until May 19, 2024.

On June 30, 2020, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2007-built vessel “Arethusa”, for a sale price of $7.85 million before commissions, delivered to the buyer in August 2020.

In July 2020, the Company, repurchased an aggregate amount equal to $8.0 million of the nominal amount of the Bond. Following this buyback the Company holds bonds equal to $8.0 million of the nominal amount of the outstanding Bond.

In September 2020, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2006-built vessel Coronis, for a sale price of US$7.1 million before commissions, delivered to the buyer in January 2021. In the same month the Company, also signed through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2006-built vessel “Sideris GS”, for a sale price of US$11.5 million before commissions, delivered to the buyer in January 2021.

In December 2020, the Company, signed through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2001-built vessel Oceanis, for a sale price of $5.75 million before commissions with estimated delivery to the buyer in March 2021.

In January 2021, the Company amended and restated its 2014 Equity Incentive Plan, or the Plan, to increase the number of common shares available for issuance under the Plan by 20 million shares. All other material provisions of the Plan remain unchanged.

In February 2021, the Company repurchased in the tender offer 6,000,000 shares of its outstanding common stock, par value of $0.01 per share at an average price of $2.5 per share, for an aggregate purchase price of $15 million.

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of our loan facilities.

B.Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of dry bulk vessels. Each of our vessels is owned through a separate wholly-owned subsidiary.

As of December 31, 2020, our operating fleet consisted of 40 dry bulk carriers, of which 13 were Panamax, five were Kamsarmax, five were Post-Panamax, 13 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.0 million dwt and a weighted average age of 10.2 years and 10.2 years. As of December 31, 2020, the Company had agreed to sell the vessels Coronis, Sideris G.S. and Oceanis, of which as of the date of this report, Coronis and Sideris GS were delivered to their buyers in January 2021 and Oceanis is expected be delivered in March 2021. As of the date of this report our fleet consisted of 38 dry bulk carriers, of which twelve were Panamax, five were Kamsarmax, five were Post-Panamax, twelve were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 4.8 million dwt and a weighted average age of 10.2 years.

As of December 31, 2019, our operating fleet consisted of 42 dry bulk carriers, of which 14 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt and a weighted average age of 9.5 years.

As of December 31, 2018, our operating fleet consisted of 48 dry bulk carriers, of which 20 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.7 million dwt and a weighted average age of 9.1 years.

During 2020, 2019 and 2018, we had a fleet utilization of 97.9%, 98.6% and 99.1%, respectively, our vessels achieved daily time charter equivalent rates of $10,910, $12,796 and $12,179, respectively, and we generated revenues of $169.7 million, $220.7 million and $226.2 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 11, 2021.

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	12 Panamax Bulk Carriers

1	OCEANIS		$9,200	5.00%	Phaethon International Company AG	9-Jan-20	27-Feb-21	1,2
	2001 75,211
2	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	8-Feb-21
			$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	10-Mar-22 - 20-May-22
	2004 73,630
3	CALIPSO	A	$8,250	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Apr-20	22-Jan-21	3
			$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	1-Oct-21 - 15-Dec-21

	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	27-Jan-21
			$11,000	4.75%	Cargill International S.A., Geneva	27-Jan-21	3-Apr-21	4
	2006 73,546
-	CORONIS		$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	31-Dec-20	5
	2006 74,381
5	MELIA		$10,000	5.00%	Ausca Shipping Limited, Hong Kong	20-Aug-20	5-Apr-21 - 20-Jun-21	6
	2005 76,225
6	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	5-Jan-22 - 30-Mar-22
	2006 76,942
7	LETO		$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	15-Jul-21 - 30-Sep-21
	2010 81,297
8	SELINA	B	$11,000	5.00%	ST Shipping and Transport Pte. Ltd., Singapore	5-Jul-20	5-Jul-21 - 5-Sep-21
	2010 75,700
9	MAERA	B	$8,600	5.00%	Ausca Shipping Limited, Hong Kong	11-Jun-20	1-Jul-21 - 30-Sep-21
	2013 75,403
10	ISMENE		$10,800	5.00%	Phaethon International Company AG	10-Jan-20	11-Mar-21
			$16,500	5.00%	Tongli Shipping Pte. Ltd.	11-Mar-21	15-Oct-21 - 15-Dec-21
	2013 77,901
11	CRYSTALIA	C	$8,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-May-20	1-Jul-21 - 30-Sep-21
	2014 77,525
12	ATALANDI	C	$9,300	5.00%	Uniper Global Commodities SE, Düsseldorf	14-Jun-20	14-Jul-21 - 14-Oct-21
	2014 77,529
	5 Kamsarmax Bulk Carriers
13	MAIA	D	$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
14	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	19-Mar-21	7
	2010 82,117
15	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	10-Jan-22 - 20-Mar-22
	2010 82,194
16	MYRTO	D	$10,000	4.75%	Cargill International S.A., Geneva	3-Apr-20	1-Jul-21 - 15-Sep-21
	2013 82,131
17	ASTARTE		$11,750	5.00%	Aquavita International S.A.	18-Jan-20	22-Mar-21 - 2-Jun-21	7
	2013 81,513
	5 Post-Panamax Bulk Carriers

18	ALCMENE		$8,500	4.75%	Cargill International S.A., Geneva	2-Apr-20	17-Apr-21 - 2-Jul-21
	2010 93,193
19	AMPHITRITE	E	$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	6-Apr-21 - 21-Jun-21
	2012 98,697
20	POLYMNIA	E	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	15-Oct-21 - 25-Dec-21
	2012 98,704
21	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	21-Nov-19	4-Jan-21	8
			$12,500	5.00%	SwissMarine Pte. Ltd., Singapore	4-Jan-21	30-Mar-21
	2013 87,150
22	PHAIDRA	F	$9,400	5.00%	Uniper Global Commodities SE, Düsseldorf	29-May-20	29-Apr-21 - 29-Jul-21
	2013 87,146
	12 Capesize Bulk Carriers
23	ALIKI		$11,300	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-20	19-Mar-21	9, 10
			$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	19-Mar-21	15-Jan-22 - 15-Mar-22	11
	2005 180,235
24	BALTIMORE		$13,000	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Dec-20	20-Jul-21 - 5-Oct-21
	2005 177,243
25	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	9-Jan-21
			$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	1-Apr-22 - 30-Jun-22
	2005 171,810
-	SIDERIS GS	G	$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Jan-21	12, 13
	2006 174,186
26	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	1-Jan-21
			$13,500	5.00%	SwissMarine Pte. Ltd., Singapore	1-Jan-21	5-Oct-21 - 20-Dec-21
	2007 174,261
27	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828
28	HOUSTON	G	$12,400	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	1-Jul-21 - 30-Sep-21
	2009 177,729
29	NEW YORK	G	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	16-Apr-22 - 30-Jun-22
	2010 177,773
30	SEATTLE	H	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Oct-21 - 31-Dec-21
	2011 179,362

31	P. S. PALIOS	H	$12,050	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	9-Apr-21 - 24-Jun-21
	2013 179,134
32	G. P. ZAFIRAKIS	I	$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	1-Oct-21 - 31-Dec-21
	2014 179,492
33	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	9-Jan-21
			$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	5-Jan-22 - 5-Mar-22
	2015 179,426
34	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Jan-22 - 25-Mar-22
	2015 180,960
	4 Newcastlemax Bulk Carriers
35	LOS ANGELES	J	$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	1-Oct-21 - 31-Dec-21
	2012 206,104
36	PHILADELPHIA	J	$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040
37	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	11-Feb-21	14
			$17,750	5.00%	Olam International Limited, Singapore	11-Feb-21	27-May-21
			$24,700	5.00%		27-May-21	15-Jan-22 - 15-Mar-22
	2017 208,006
38	NEWPORT NEWS	K	$18,400	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Sep-20	16-Oct-21 - 30-Dec-21
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

1 Vessel sold and expected to be delivered to her new owners at the latest by April 16, 2021.
2 Currently without an active charterparty.

3 The compensation for the overlapping period from December 31, 2020 until January 22, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Uniper Global Commodities SE, Düsseldorf.

4 Redelivery date based on an estimated time charter trip duration of about 67 days.
5 "Coronis" sold and delivered to her new owners on January 13, 2021.
6 Charter includes a one time ballast bonus payment of US$500,000.
7 Based on latest information.

8 Charterers have agreed to pay the average of the daily published rates for p3a-82 route of the baltic panamax index for the days that index was published (i.e. 21/12-24/12 and 04/12) for the excess period commencing from December 21, 2020 till January 4, 2021.

9 The compensation for the overlapping period from March 15, 2021 until the actual redelivery date, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Koch Shipping Pte. Ltd., Singapore.

10 Estimated redelivery date from the charterers.
11 Estimated delivery date to the charterers.
12 "Sideris GS" sold and delivered to her new owners on January 20, 2021.

13 The compensation for the overlapping period from December 31, 2020 until January 15, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany.

14 Charterers have agreed to pay US$18,000 per day, for the excess period commencing from January 20, 2021 till February 11, 2021.

Management of Our Fleet

The business of Diana Shipping Inc. is the ownership of dry bulk vessels. The parent holding company wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels’ gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay, through DSS, to DWM a commission which is a percentage of the managed vessels’ gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees and commissions deriving from the agreements with DWM are included in our statement of operations as “Management fees to related party”.

Since June 1, 2010, Steamship Shipbroking Enterprises Inc., or Steamship, a related party controlled by our Chairman of the Board, Mr. Simeon Palios, provides brokerage services to us. Brokerage fees are included in “General and Administrative expenses” in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated July 1, 2020.

Our Customers

Our customers include regional and international companies, such as Cargill International S.A., Glencore Grain B.V., Koch Shipping Pte Ltd and Swissmarine Services S.A. During 2020, two of our charterers accounted for 34% of our revenues: Cargill (18%) and Koch (16%). During 2019, four of our charterers accounted for 60% of our revenues: Swissmarine (18%), Cargill (16%), Koch (14%), and Glencore (12%). During 2018, four of our charterers accounted for 56% of our revenues: Swissmarine (16%), Cargill (14%), Koch (15%), and Glencore (11%).

We charter our dry bulk carriers to customers pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2020, we paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped was 27 years in 2020, 29 years in 2019, and 28 years in 2018.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July. In 2019, BDI ranged from a low of 595 in February to a high of 2,518 in September. In 2020, the BDI ranged from a low of 393 in May to a high of 2097 in October.

Vessel Prices

Dry bulk vessel values in 2020 generally were lower as compared to 2019. Consistent with these trends were the market values of our dry bulk carriers. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in 2020 and to the date of this annual report.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships,

1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage and spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificate are renewed as required.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

(i)injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. . Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement. It will take 30 days for the United States to rejoin.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Our vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.

C.Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in exhibit 8.1 to this annual report.

D.Property, plants and equipment

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

A.Operating results

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

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2020	2019	2018
Ownership days	14,931	16,442	18,204
Available days	14,318	16,192	17,964
Operating days	14,020	15,971	17,799
Fleet utilization	97.9%	98.6%	99.1%
Time charter equivalent (TCE) rate (1)	$10,910	$12,796	$12,179

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2021, we expect our revenues to decrease compared to 2020, due to the decrease in the number of vessels in the fleet, as in 2020 we sold five vessels of which two were delivered to their new owners in 2020, two in January 2021 and one is expected to be delivered by April 2021.

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

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2021, we expect our voyage expenses to remain at the same levels compared to 2020, or decrease, depending on the change in revenues and the gain, or loss from bunkers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses generally represent fixed costs. For 2021, we expect our operating expenses to decrease compared to 2020 as a result of the sale vessels.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges decreased rapidly in 2018 due to the vessel cost impairment we recorded in 2017 and decreased further in 2019 and 2020 due to the sale of two vessels in December 2018, six vessels in 2019, five vessels in 2020 and vessel cost impairment we recorded in the first quarter of 2020. For 2021, we expect depreciation expense to decrease as a result of the impairment charge of the first quarter of 2020 and the sale of five vessels.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. For 2021, we expect our general and administrative expenses to remain at the same levels, as they are not affected by the size of the fleet. However, they are affected by the exchange rate of Euro to US Dollars, as about half of the administrative expenses are in Euro.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt, senior unsecured Notes and since September 2018 in connection with our Bond. As at December 31, 2020 our debt amounted to $423.1 million, including our Bond. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2021, we expect interest and finance expenses to decrease due to decreased average debt and decreased interest rates.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2019 we recorded impairment for three vessels for which the same test indicated that their carrying value would not be recoverable. Additionally, in 2019, we recorded impairment for four additional vessels which met the criteria as held for sale and were measured at the lower of their carrying value and fair value (sale price) less costs to sell. Similarly, in 2020, we recorded impairment for nine vessels for which their carrying value would not be recoverable and additional impairment for four of the vessels we sold during the year, which met the criteria as held for sale and were measured at the lower of their carrying value and fair value (sale price) less costs to sell.

Based on: (i) the carrying value of each of our vessels as of December 31, 2020 and 2019, consisting of the net book value of the vessels and the unamortized value of deferred dry-dock and special surveys cost and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2020 and 2019, the aggregate carrying value of 29 and 31 of the vessels in our fleet as of December 31, 2020 and 2019, respectively, exceeded their aggregate charter-free market value by approximately $149 million and $150 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss or reduce our net income if we sold all of such vessels at December 31, 2020 and 2019, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 29 and 31 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2020 and 2019, respectively.

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

Vessel		Dwt	Year Built	Carrying Value (in millions of US dollars)
				2020	2019
1	Alcmene	93,193	2010	11.1	14.2 *
2	Aliki	180,235	2005	15.8 *	15.3 *
3	Amphitrite	98,697	2012	15.4	18.0
4	Arethusa	73,593	2007	-	10.3 *
5	Artemis	76,942	2006	14.8 *	14.2 *
6	Astarte	81,513	2013	19.5 *	20.4 *
7	Atalandi	77,529	2014	18.0 *	18.8
8	Baltimore	177,243	2005	19.3 *	19.8 *
9	Boston	177,828	2007	17.5 *	18.5 *
10	Calipso	73,691	2005	7.9 *	7.1
11	Coronis[1]	74,381	2006	6.9	9.5 *
12	Crystalia	77,525	2014	17.7 *	18.5
13	Electra	87,150	2013	14.5	17.1
14	G.P. Zafirakis	179,492	2014	24.8 *	47.9 *
15	Houston	177,729	2009	22.2 *	23.3 *
16	Ismene	77,901	2013	11.8	12.5
17	Leto	81,297	2010	15.8 *	15.8 *
18	Los Angeles	206,104	2012	24.8 *	43.3 *
19	Maera	75,403	2013	11.4	11.9
20	Maia	82,193	2009	15.1 *	16.3 *
21	Medusa	82,194	2010	15.4 *	14.7
22	Melia	76,225	2005	12.7 *	13.0 *
23	Myrsini	82,117	2010	17.8 *	17.2 *
24	Myrto	82,131	2013	19.2 *	20.2 *
25	Naias	73,546	2006	9.1 *	9.7 *
26	New Orleans	180,960	2015	36.7 *	37.3 *
27	New York	177,773	2010	16.5 *	40.6 *
28	Newport News	208,021	2017	45.2 *	47.0
29	Norfolk	164,218	2002	-	9.4 *
30	Oceanis[1]	75,211	2001	5.5	8.0 *
31	P.S. Palios	179,134	2013	38.8 *	40.6 *
32	Phaidra	87,146	2013	14.2	18.1 *
33	Philadelphia	206,040	2012	25.5 *	44.1 *
34	Polymnia	98,704	2012	15.7	18.3
35	Protefs	73,630	2004	9.2 *	9.9 *
36	Salt Lake City	171,810	2005	15.9 *	15.6 *
37	San Francisco	208,006	2017	45.3 *	47.1 *
38	Santa Barbara	179,426	2015	40.2 *	42.1 *
39	Seattle	179,362	2011	23.2 *	24.1 *
40	Selina	75,700	2010	10.9	10.2
41	Semirio	174,261	2007	16.5 *	17.5 *
42	Sideris GS1	174,186	2006	11.3	16.5 *
	Total	5,239,440		749	894

(1)	Vessels held for sale as of December 31, 2020

_______________________________

*Indicates dry bulk vessels for which we believe, as of December 31, 2020 and 2019, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $149 million and $150 million, respectively.

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

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, the Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap. Assumptions are in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss.

During the last quarter of 2017, the Company’s management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 were exceptional. In this respect the Company’s management decided to exclude from the 10-year average of 1 year time charters of these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. Similarly, the Company performed the exercise discussed above, for 2018, by excluding from the 10-year average of 1 year time charters the years 2009-2010 and for 2019, by excluding the rates for the year 2010. Following this reassessment, our test of cash flows resulted in impairment loss of $3.4 million in 2019 and $93.3 million in 2020. Our 2018 test did not result to impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate
Panamax/Kamsarmax/Post-Panamax	$10,644	$9,144
Capesize/Newcastlemax	$14,789	$11,371

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that with only a 3% reduction in time charter rates would result in impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax/Kamsarmax/Post-Panamax	$10,530	-	$11,812	-	$10,473	-
Capesize/Newcastlemax	$13,808	-	$16,103	-	$13,930	-

Results of Operations

Year ended December 31, 2020 compared to the year ended December 31, 2019

Time charter revenues. Time charter revenues decreased by $51.0 million, or 23%, to $169.7 million in 2020, compared to $220.7 million in 2019. The decrease was mainly due to decreased revenues resulting from the sale of six vessels in 2019 and five vessels in 2020, of which however three were held for sale on December 31, 2020. In 2020, we had total operating days of 14,020 and fleet utilization of 97.9%, compared to 15,971 total operating days and a fleet utilization of 98.6% in 2019. Additionally, there was a 15% decrease in time charter rates from $12,796 in 2019 to $10,910 in 2020.

Voyage expenses. Voyage expenses amounted to $13.5 million in 2020 and were the same compared to 2019. Commissions, which is the main part of voyage expenses decreased in 2020 to $8.3 million compared to $11.1 million in 2019 due to the decrease in revenues. This decrease was offset by increased loss from bunkers amounting to $3.7 million in 2020 compared to $1.5 million in 2019 and other expenses. The increase in loss from bunkers was due to increased off hire days during 2020 compared to 2019 and also due to the differences in the prices of bunkers of the vessels which entered into new charter parties during the year.

Vessel operating expenses. Vessel operating expenses decreased by $4.8 million, or 5%, to $85.8 million in 2020 compared to $90.6 million in 2019. The decrease in operating expenses is attributable to the sale of six vessels in 2019 and five vessels in 2020 which however only two were delivered to their new owners and three were held for sale. This decrease was partly offset by increased average expenses in insurances, spares and repairs, operations and annual taxes. Daily operating expenses were $5,750 in 2020 compared to $5,510 in 2019, representing a 4% increase.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges decreased by $5.9 million, or 12%, to $43.0 million in 2020, compared to $48.9 million in 2019. This decrease was due to the sale of six vessels in 2019, the impairment charges recorded in the first quarter of 2020 for nine vessels whose carrying value was not considered recoverable and the sale of five vessels in 2020, of which three were held for sale on December 31, 2020. This decrease was partly offset by an increase in the amortization of deferred cost relating to dry-dockings.

General and administrative expenses. General and Administrative Expenses increased by $4.2 million, or 15%, to $32.8 million in 2020 compared to $28.6 million in 2019. The increase is mainly attributable to increased compensation cost on restricted stock resulting from the early vesting of restricted shares of board members following the Company’s restructuring in 2020, increased bonuses and directors and officers insurance. This increase was partly offset by decreased salaries, travelling and training costs.

Management fees to related party. Management fees to a related party amounted to $2.0 million in 2020 compared to $2.2 million in 2019. The decrease is attributable to decreased average number of vessels managed by DWM in 2020 compared to 2019, due to the sale of vessels.

Vessel Impairment charges. Vessel Impairment amounted to $104.4 million in 2020 compared to $14.0 million in 2019, of which $11.3 million in 2020 and $10.6 million in 2019 was due to the sale of vessels measured at the lower of their carrying value and fair value (sale price) less costs to sell, resulting from their classification as held for sale. Additionally, $93.3 million in 2020 and $3.4 million in 2019, resulted from the Company’s estimated undiscounted projected net operating cash flows, expected to be generated by the use of nine and three vessels, respectively, over their remaining useful lives and their eventual disposition being less than carrying amount of these vessels. Vessel impairment charges for 2020 were partly offset by a gain of $0.2 million, following the withdrawal from the market, of the vessel Calipso, which as of December 31, 2019 was held for sale.

Loss from sale of vessels. Loss from sale of vessels amounted to $1.1 million compared to $6.2 million in 2019 and is the result from the sale of the vessels Norfolk and Arethusa in 2020 and the sale of Erato, Nirefs and Clio in 2019.

Interest and finance costs. Interest and finance costs decreased by $7.9 million, or 27%, to $21.5 million in 2020 compared to $29.4 million in 2019. The decrease is primarily attributable to decreased average interest rates and to decreased average long-term debt outstanding during 2020 compared to 2019. Interest expense in 2020 amounted to $20.2 million compared to $28.0 million 2019. In 2020, interest expense decreased even further due to repurchase of $8.0 million of our Bond in July 2020.

Interest and other income. Interest and other income decreased by $2.2 million, or 76%, to $0.7 million in 2020 compared to $2.9 million in 2019. The decrease is attributable to the decrease in cash at hand and decreased interest rates.

Gain on extinguishment of debt relates to gain realized from the repurchase of $8 million of nominal value of our $100 million bond in July 2020.

Gain/(loss) from related party investments. In 2020, loss from related party investments relates to loss from our 50% interest in DWM. In 2019, $1.5 million of the loss was related to our investment in the Preferred Stock of Performance Shipping as, based on our qualitative assessment, it was considered that its carrying amount at December 31, 2019 would not be recoverable.

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

Gain/(loss) from related party investments. Gain/loss from investments relates to the gain/loss from our 50% interest in DWM. Also, in 2019 a $1.5 million loss was recognized from our investment in the Preferred Stock of Performance Shipping as, based on our qualitative assessment, it was considered that its carrying amount at December 31, 2019 would not be recoverable.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt, senior notes, a bond and since 2018 through the sale of vessels. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and repurchase of our common stock. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service and the payment of our preferred dividends. As at December 31, 2020 and 2019, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $43.1 million and $71.6 million, respectively. The decrease in working capital was mainly due to decreased earnings in 2020 compared to 2019, due to weak economic conditions, beginning in February 2020 with the spread of COVID-19, which resulted in low time charter rates throughout the year and also due to less operating days of the fleet due to the sale of vessels. For 2021, we believe that anticipated revenues will result in internally generated cash flows along with cash on hand which will be sufficient to fund our capital requirements. We also plan to incur additional debt or refinance existing debt and we may issue additional equity, if deemed necessary to fund our capital requirements in the next twelve months.

Cash Flow

Cash and cash equivalents, including restricted cash, was $82.9 million as at December 31, 2020 and $128.3 million as at December 31, 2019. Restricted cash mainly consists of the amount kept against the Company’s loan facilities. As at December 31, 2020 and 2019, restricted cash amounted to $20.0 million and $21.0 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $32.7 million to $17.2 million in 2020 compared to $49.9 million in 2019. This decrease in cash from operating activities was attributable to decreased revenues, increased dry-docking costs and increased off hire days for our fleet, mainly resulting from the market conditions as a result of COVID-19, and also due to an increased number of vessels that underwent dry-docking surveys in 2020 compared to 2019.

Net cash provided by operating activities decreased by $30.0 million to $49.9 million in 2019 compared to $49.9 million in 2019. This decrease was mainly attributable to the decreased revenues due to the sale of six vessels in 2019 compared to two vessels in December 2018 and increased dry-docking costs. This decrease was partly offset by increased average time charter rates.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $10.5 million for 2020, which consists of $6.0 million paid for vessel improvements due to new regulations; $15.6 million of proceeds from the sale of two vessels in 2020; $1.5 million proceeds from the sale of our investment in preferred stock of Performance Shipping; $0.5 million investment in DWM; and $0.1 million relating to the acquisition of office equipment.

Net cash provided by investing activities was $38.4 million for 2019, which consists of $2.8 million paid for vessel improvements due to new regulations; $41.3 million of proceeds from the sale of six vessels in 2019 and $0.1 million relating to the acquisition of office equipment.

Net cash provided by investing activities was $99.4 million for 2018, which consists of $2.6 million paid for vessel improvements due to new regulations; $14.6 million of proceeds from the sale of two vessel in 2018; $87.6 million of proceeds received from Performance Shipping, and $0.3 million relating to the acquisition of office equipment.

Net Cash Used In Financing Activities

Net cash used in financing activities was $73.1 million for 2020, which consists of $54.8 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Stock; $12.0 million paid for repurchase of common stock; and $0.5 million of finance costs paid in relation to new loan agreements.

Net cash used in financing activities was $111.4 million for 2019, which consists of $44.0 million of proceeds from new loan agreements; $100.6 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Stock; $49.7 million paid for repurchase of common stock; $1.0 million received in relation to the acquisition by Mr. Palios of our Series C Preferred Stock; and $0.4 million of finance costs paid in relation to new loan agreements.

Net cash used in financing activities was $93.7 million for 2018, which consists of $100.0 million of proceeds from our Bond; $169.9 million of indebtedness that we repaid; $5.8 million of dividends paid on our Series B Preferred Stock; $15.2 million for repurchase of common stock and $2.8 million of loan fees relating to the Bond and our refinancing agreement with BNP.

Loan Facilities, Senior Unsecured Notes and Senior Bond

As at December 31, 2020, we had $423.1 million of long term debt outstanding under our facilities and Bond, which as of the date of this annual report was 470.3 million, and consists of the agreements described below.

Secured Term Loans:

On October 2, 2010, two of our wholly-owned subsidiaries entered into a loan agreement with Export-Import Bank of China (“CEXIM Bank”) and DnB NOR Bank ASA (“DnB”) to finance part of the construction cost of the Los Angeles, and the Philadelphia, for $72.1 million. The Los Angeles advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $12.3 million payable together with the last installment on February 15, 2022. The Philadelphia advance is repayable in 40 quarterly installments of approximately $0.6 million and a balloon of $11.4 million payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum.

On September 13, 2011, one of our wholly-owned subsidiaries entered into a loan agreement with Emporiki Bank of Greece S.A. for a loan of up to $15.0 million to refinance part of the acquisition cost of the Arethusa. On December 13, 2012, the outstanding loan balance was transferred to Credit Agricole Corporate and Investment Bank. On July 17, 2020, the Company prepaid the outstanding balance of the loan at that date, amounting to $6.5 million. The loan was prepaid using a cash pledge maintained with the bank. The loan was repayable in 20 equal semiannual installments of $0.5 million each and a balloon payment of $5.0 million. The loan bore interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that was equivalently secured by cash pledged in favor of the bank.

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

On December 18, 2014, two of our wholly-owned subsidiaries entered into a loan agreement with BNP for a loan facility of $53.5 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios. The loan is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $31.5 million, payable on November 30, 2021. On June 29, 2020, the Company entered into a loan agreement to refinance the loan, so that the balloon of $31.5 million, payable on November 30, 2021, be payable in five equal semi-annual installments of approximately $1.6 million and a balloon of $23.6 million payable together with the last installment on May 19, 2024. The refinanced loan bears interest at LIBOR plus a margin of 2.5%, increased from a margin of 2% of the original loan.

On March 17, 2015, eight of our wholly-owned subsidiaries entered into a loan facility with Nordea for an amount of $93.1 million. The loan was repayable in 24 equal consecutive quarterly installments of approximately $1.9 million and a balloon of $48.4 million, payable together with the last installment on March 19, 2021. On May 7, 2020, the Company entered into a new loan agreement to refinance the balance of the existing loan, whereas the balance is payable in eight equal quarterly installments of approximately $1.9 million each and a balloon of approximately $41 million payable together with the last installment on March 19, 2022. The borrowers have the option to request additional extensions until March 2023 and March 2024 subject to approval by the lender. The refinanced loan bears interest at LIBOR plus a margin of 2.25%, increased from a margin of 2.1% of the original loan.

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

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52.9 million, divided into two tranches. The purpose of the loan facility was to combine the above two loans outstanding with ABN and extend the maturity of the loan maturing on March 30, 2021 (tranche B) to the maturity of the other loan, maturing in June 30, 2024 (tranche A). The refinanced loan bears interest at LIBOR plus a margin of 2.25% for tranche A and LIBOR plus a margin of 2.4% for tranche B.

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

Under the secured term loans outstanding as of December 31, 2020, 30 vessels of the Company’s fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2019 and 2020, and the date of this report, we were in compliance with all of our loan covenants.

As at the date of this report, 30 vessels were provided as collateral to secure our loan facilities.

Senior Unsecured Bond due 2023

On September 27, 2018, the Company issued a $100 million senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25 million of the Bond on one or more occasions. Entities affiliated with the Company’s Chairman, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16.2 million aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in whole or in parts in three years at a price equal to 103% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”. On July 7, 2020, the Company repurchased $8 million of nominal value of its $100 million 9.5% senior unsecured bonds, which the Company holds, realizing a net gain of $0.4 million.

As of December 31, 2020, 2019 and 2018 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

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

C.Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2016, the BDI ranged from a record low of 290 in February to a high of 1,257 in November. In 2018, the BDI ranged from a low of 948 in April to a high of 1,774 in July. In 2019, BDI ranged from a low of 595 in February to a high of 2,518 in September. In 2020, the BDI ranged from a low of 393 in May to a high of 2097 in October.

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

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2020:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements and Bond (1)	$423,057	$40,242	$290,252	$68,713	$23,850
Estimated Interest Payments on Loan Agreements and Bond (1)	41,023	16,453	21,028	1,730	1,812
Broker services agreement (2)	4,963	3,309	1,654	-	-

Total	$469,043	$60,004	$312,934	$70,443	$25,662

(1) As of December 31, 2020, we had an aggregate principal amount of $423.1 million of indebtedness outstanding under our loan facilities and our Bond. Estimated interest payments represent projected interest payments on our long-term debt, which are based on the weighted average LIBOR rate in 2020 plus the margin of our loan agreements in 2020 and the fixed interest rate of our Bond.

(2) Our agreement with Steamship (formerly Diana Enterprises Inc.) dated July 1, 2020, expires on June 30, 2022.

G.Safe Harbour

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of nine members and is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Semiramis Paliou*	46	Class III Director, Chief Executive Officer
Simeon Palios*	79	Class I Director, and Chairman
Anastasios Margaronis	65	Class I Director and President
Ioannis Zafirakis**	49	Class I Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
William (Bill) Lawes	77	Class II Director
Konstantinos Psaltis	82	Class II Director
Kyriacos Riris	71	Class II Director
Apostolos Kontoyannis	72	Class III Director
Konstantinos Fotiadis	70	Class III Director
Eleftherios Papatrifon ***	50	Chief Operating Officer
Maria Dede	48	Chief Accounting Officer

*Effective March 1, 2021, Mr. Simeon Palios resigned as Chief Executive Officer and Mrs. Semiramis Paliou resigned as Chief Operating Officer and was appointed Chief Executive Officer. Mr. Palios remains Chairman of the Board of Directors.

**Effective March 1, 2021, Mr. Ioannis Zafirakis became Chief Financial Officer of the Company, having previously served as Interim Chief Financial Officer.

*** Mr. Papatrifon was appointed Chief Operating Officer effective March 1, 2021.

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

Semiramis Paliou has served as a Director since March 2015. She has served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee since March 1, 2021. She previously served as Deputy Chief Executive Officer of the Company from October 2019 until February 2021. Ms. Paliou also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February, 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. From November 2018 to February 2020 Ms. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has

over 20 years of experience in shipping operations, technical management and crewing. Ms. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in Finance for Senior Executives and in Authentic Leader Development at Harvard Business School. She is the daughter of Simeon Palios, the Company’s Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and in June 2020 was appointed President of the Association.

Simeon P. Palios has served as the Chairman of the Board of Directors of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999, and served as the Company’s Chief Executive Officer until February 2021. Mr. Palios also has served as the Chairman of the Board of Directors of Performance Shipping Inc. since January 13, 2010 and served as Chief Executive Officer until October 2020. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company, which was formed in 1986. Mr. Palios was the founder of Diana Shipping Agencies S.A., where he served as Managing Director until November 2004, having the overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens”. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Mr. Margaronis is also member of the Executive Committee of the Company. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels’ insurance matters, including hull and machinery, protection and indemnity and war risks insurances. From January 2010 to February 2020 he served as Director and President of Performance Shipping Inc. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited from October 2005 to October 2019. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Mr. Ioannis Zafirakis has served as a Director and Secretary of the Company since February 2005 and Chief Financial Officer (Interim Chief Financial Officer until February, 2021) and Treasurer since February 2020 and he is also the Chief Strategy Officer of the Company. Mr. Zafirakis is also member of the Executive Committee of the Company. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies

S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Eleftherios (Lefteris) A. Papatrifon has served as the Chief Operating Officer of the Company and Diana Shipping Services S.A. since March 2021. Mr. Papatrifon participates on a non-voting basis in the Executive Committee of the Company. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

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

Apostolos Kontoyannis has served as a Director and as the Chairperson of our Compensation Committee and a member of our Audit Committee since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company. Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

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

B.Compensation

Aggregate executive compensation (including amounts paid to Steamship pursuant to the Brokerage Services Agreements) for 2020 was $4.5 million. Since June 1, 2010, Steamship, a related party, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2020, fees for 2020 amounted to $2.7 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship. We expect such fees to remain the same in 2021.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses with the exception of the chairman of the audit and compensation committee who receive annual compensation of $40,000. Each director serving as member of a committee receives additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses with the exception of the member of the audit committee who receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. For 2020, 2019 and 2018 fees and expenses of our non-executive directors amounted to $0.4 million, $0.5 million and $0.5 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 24,135,241 shares of restricted common stock, of which 20,172,656 shares were awarded to senior management, including 260,000 shares awarded in February 2021 to Mr. Eleftherios Papatrifon, who has been appointed as the Company’s Chief Operating Officer effective March 1, 2021 and 3,962,585 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014, 1,314,000 shares awarded in 2014 which vested ratably over a period of six years until 2020 and 5,600,000 shares awarded in February 2021 which will vest ratably over a period of five years until 2026. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2020, compensation costs relating to the aggregate amount of restricted stock awards amounted to $10.5 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan, or the 2014 Plan, for 5,000,000 common shares, which on May 31, 2018 was amended to increase the common shares to 13,000,000. The 2014 Equity Incentive Plan was further amended as of January 8, 2021 to increase the number of common shares available for the issuance of equity awards by 20 million shares. Currently, 16,664,759 shares remain reserved for issuance.

Under the 2014 Plan and as amended, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock. The 2014 Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the 2014 Plan, the Company’s Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the 2014 Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan, as amended and restated, was adopted by the Board (i.e., January 8, 2031).

C.Board Practices

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

We have established a Sustainability Committee as of February 18, 2021, comprised of Mrs. Semiramis Paliou (member) and Mr. Apostolos Kontoyannis (Chairman) which, as directed by its written charter, is responsible for Identifying, evaluating and making recommendations to the Board with respect to significant policies and performance on matters relating to sustainability, including environmental risks and opportunities, social responsibility and impact and the health and safety of all of our stakeholders.

We have established an Executive Committee comprised of the three directors, Mrs. Semiramis Paliou (Chairperson), Mr. Anastasios Margaronis (member), Mr. Ioannis Zafirakis (member), and Mr. Eleftherios Papatrifon (participating on a non-voting basis). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

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

D.Employees

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

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as at December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020	2019	2018
Shoreside	107	111	115
Seafaring	811	914	926
Total	918	1,025	1,041

E.Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares and Series C Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 12, 2021, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class	*
Common Stock, par value $0.01	Semiramis Paliou (1)	16,062,285	17.5%
	Anastasios Margaronis (2)	7,791,234	8.5%
	Kopernik Global Investors, LLC (3)	7,384,879	8.9%
	Hosking Partners LLP (4)	5,724,407	6.9%

	All other officers and directors as a group	7,425,098	8.1%

* Based on 91,535,002 common shares outstanding as of March 12, 2021.

(1)Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 17.5% beneficially owned through Tuscany Shipping Corp., or Tuscany, and through 4 Sweet Dreams S.A., as the result of her ability to control the vote and disposition of such entities. As of December 31, 2018, 2019 and 2020, Mrs. Semiramis Paliou owned indirectly 0.5%, 1.2% and 17.8%, respectively, of our outstanding common stock. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to Taracan Investments S.A., or Taracan, which in September 2020 were contributed to Tuscany. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer. Through her beneficial ownership of common shares and shares of Series C Preferred Stock, Paliou currently controls 26.2% of the vote of any matter submitted to the vote of the common shareholders.

(2)Mr. Anastasios Margaronis, our President and a member of our board of directors may be deemed to beneficially own Anamar Investments Inc. and Coronis Investments Inc. as the result of his ability to control the vote and disposition of such entities, for an aggregate of 7,791,234 shares.

(3)This information is derived from a Schedule 13G/A filed with the SEC on February 12, 2021, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

(4)This information is derived from a Schedule 13G/A filed with the SEC on February 1, 2021, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

As of March 11, 2021, we had 116 shareholders of record, 98 of which were located in the United States and held an aggregate of 80,707,172 of our common shares, representing 88.17% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 80,436,829 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

B.Related Party Transactions

Series C Preferred Stock

In January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of our Chairman, Mr. Simeon Palios, for an aggregate purchase price of approximately $1.07 million. The Series C Preferred Stock vote with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Chief Executive Officer, Mrs. Semiramis Paliou.

Steamship Shipbroking Enterprises Inc.

Steamship, an affiliated entity that is controlled by our Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2020, brokerage fees amounted to $2.65 million. The terms of this relationship are currently governed by a Brokerage Services Agreement dated July 1, 2020 due to expire on June 30, 2022.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2020, amounted to $1.9 million.

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

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to certain vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues. Management fees for 2020 amounted to $2.0 million.

C.Interests of Experts and Counsel

Not Applicable.

Item 8.Financial information

A.Consolidated statements and other financial information

See “Item 18. Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes on the vessel Protefs. As of December 31, 2020, the Company determined that Protefs could be liable for part of a fine related to this incident and recorded an accrual of $1 million, representing the Company’s best estimate for such amount at that date.

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

B.Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in note 13 “Subsequent events” of our annual consolidated financial statements.

Item 9.The Offer and Listing

A.Offer and Listing Details

The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol “DSX”.

Our Series B Preferred Stock has traded on the NYSE under the symbol “DSXPRB” since February 21, 2014.

B.Plan of distribution

Not Applicable.

C.Markets

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

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

Item 10.Additional Information

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our effective Registration Statement on Form F-3 filed with the SEC on June 6, 2018 with file number 333-225964, including any subsequent amendments or reports filed for the purpose of updating such description, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to 91,535,002 as of March 12, 2021, and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under “Stockholders Rights Agreement ,” and (iii) in January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein. For additional information about our Series C Preferred Shares, please see the Form 6-K filed with the SEC on February 6, 2019 and incorporated by reference herein.

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

C.Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and Item 7.B for a discussion of our agreements with companies controlled by our Chairman of the Board, Mr. Simeon Palios.

D.Exchange Controls

Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.Taxation

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

In the year ended December 31, 2020, approximately 5.3% of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 2.7% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2020. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to $0.2 for the year ended December 31, 2020.

Application of Exemption under Section 883 of the Code

Under the relevant provisions of Section 883 of the Code and the final Treasury Regulations promulgated thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source Shipping Income if:

(1)It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the Shipping Income for which exemption is being claimed under Section 883 of the Code, or the “Country of Organization Requirement”; and

(2)It can satisfy any one of the following two stock ownership requirements:

•more than 50% of its stock, in terms of value, is beneficially owned by qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

•its stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns Shipping Income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the Country of Organization Requirement.

For the 2020 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company’s ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company’s common stock was “primarily traded” on the NYSE during the 2020 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2020 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2020 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2020 taxable year. However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5%

Shareholders were to own 50% or more of the Company’s common stock. In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year. The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2020 taxable year, and intends to take this position on its 2020 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2020 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to $0.2 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such Holder held the Company’s common stock, either:

•at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, such passive income.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a “Non-Electing Holder”, would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, the gain is taxable in the United States only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to U.S. federal information reporting requirements. Such payments will also be subject to U.S. federal “backup withholding” if paid to a non-corporate U.S. holder who:

•fails to provide an accurate taxpayer identification number;

•is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•in certain circumstances, fails to comply with applicable certification requirements.

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

F.Dividends and paying agents

Not Applicable.

G.Statement by experts

Not Applicable.

H.Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from the SEC’s website http://www.sec.gov.

I.Subsidiary information

Not Applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2020, could have increased our interest cost from $20.2 million $23.8 million.

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

As of December 31, 2020, 2019 and 2018 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur less than half of our operating expenses (around 33% in 2020 and around 36% in 2019) and about half of our general and administrative expenses (around 48% in 2020 and around 55% in 2019) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2020 and 2019, these non-US dollar expenses represented 26% and 22%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Item 12.Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

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

b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2020 is effective.

The registered public accounting firm that audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report on management's assessment of our internal control over financial reporting.

c) Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the Company’s consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-4 of the financial statements filed as part of this annual report.

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

Item 16C. Principal Accountant Fees and Services

a) Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Audit fees in 2020 and 2019 amounted to € 400,000 and € 420,000, or approximately $440,000 and $485,819, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements and the audit of internal control over financial reporting.

b) Audit-Related Fees

There were no such fees in 2020 and 2019.

c) Tax Fees

During 2020 and 2019, we received services for which fees amounted to $18,000 and $18,000, respectively, for the calculation of Earnings and Profits of the Company.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company’s common shares. The plan does not have an expiration date. As of December 31, 2020 and the date of this report, there is an outstanding value of about $70 million of common shares that can be repurchased under the plan.

On November 21, 2018, we announced the commencement of a tender offer to purchase up to 4,166,666 shares, or about 3.86%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share (“Tender Offer No. 1”). On December 31, 2018, we announced that we purchased a total of 4,166,666 shares in connection with Tender Offer No. 1 for an aggregate purchase price of $15 million.

On February 27, 2019, we announced the commencement of a tender offer to purchase up to 5,178,571 shares, or about 4.9%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share (“Tender Offer No. 2”). On April 2, 2019, we announced that we purchased a total of 3,889,386.6175 shares in connection with Tender Offer No. 2 for an aggregate purchase price of $10.89 million.

On April 15, 2019, we announced the commencement of a tender offer to purchase up to 3,125,000 shares, or about 3.1%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.20 per share (“Tender Offer No. 3”). On May 14, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 3 to $3.40 per share and extended Tender Offer No. 3 to allow additional time for stockholders to tender their shares. On June 5, 2019, we announced that we purchased a total of 3,125,000 shares in connection with Tender Offer No. 3 for an aggregate purchase price of $10.625 million.

On June 14, 2019, we announced the commencement of a tender offer to purchase up to 2,000,000 shares, or about 2.0%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.25 per share (“Tender Offer No. 4”). On July 11, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 4 to $3.75 per share and extended Tender Offer No. 4 to allow additional time for stockholders to tender their shares. On July 31, 2019, we announced that we purchased a total of 2,000,000 shares in connection with Tender Offer No. 4 for an aggregate purchase price of $7.5 million.

On September 6, 2019, we announced the commencement of a tender offer to purchase up to 1,408,450 shares, or about 1.5%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.55 per share (“Tender Offer No. 5”). On September 30, 2019, we announced that we increased the number of shares we offered to purchase from 1,408,450 shares to 2,816,900 shares at the same price of $3.55 per share and extended Tender Offer No. 5 to allow additional time for stockholders to tender their shares. On October 18, 2019, we announced that we purchased a total of 2,816,900 shares in connection with Tender Offer No. 5 for an aggregate purchase price of $10 million.

On November 12, 2019, we announced the commencement of a tender offer to purchase up to 2,739,726 shares, or about 2.9%, of our then outstanding common stock using funds available form cash and cash equivalents at a price of $3.65 per share (“Tender Offer No. 6”). On December 18, 2019, we announced that we purchased a total of 2,739,726 shares in connection with Tender Offer No. 6 for an aggregate purchase price of $10 million.

On January 3, 2020, we announced the commencement of a tender offer to purchase up to 3,030,303 shares, or about 3.3%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.30 per share (“Tender Offer No. 7”). On February 10, 2020, we announced that we purchased a total of 3,030,303 shares connection with Tender Offer No. 6 for an aggregate purchase price of $10 million.

In March 2020, we purchased through our share repurchase program 1,088,034 shares of our common stock, par value of $0.01 per share at an average price of $1.72 per share, or $1.9 million.

On December 15, 2020, we announced the commencement of a tender offer to purchase up to 6,000,000 shares, or about 6.7%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $2.00 per share (“Tender Offer No. 8”). On January 13, 2021, we announced that we increased the price at $2.50 per share and on January 21, 2021, we extended Tender Offer No. 8 to allow additional time for stockholders to tender their shares. On February 2, 2021, we announced that we purchased a total of 6,000,000 shares connection with Tender Offer No. 8 for an aggregate purchase price of $15 million.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

Overview

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In fact, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation, sustainability and nominating committees and (c) adopting a Code of Ethics. The significant differences between our corporate governance practices and the NYSE standards are set forth below.

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

Item 17.Financial Statements

See Item 18.

Item 18.Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.Exhibits

Exhibit
NumberDescription

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

2.2 Form of Series B Preferred Stock Certificate (16)

2.3 Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Company (3)

2.4 Certificate of Designations of the Series A Participating Preferred Stock of the Company (4)

2.5 Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas (5)

2.6First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.500% Senior Notes due 2020 (6)

2.7 Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the Company (18)

2.8Description of Securities

4.1 Stockholders Rights Agreement dated January 15, 2016 (7)

4.2 2014 Equity Incentive Plan (as amended and restated effective January 8, 2021) **

4.3 Form of Technical Manager Purchase Option Agreement (8)

4.4 Form of Management Agreement (9)

4.5 Loan Agreement with Bremer Landesbank dated October 22, 2009 (17)

4.6 Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (17)

4.7 Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)

4.8 First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)

4.9Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)

4.10 Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)

4.11 Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)

4.12 Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)

4.13 Loan Agreement, dated March 17, 2015, by and among Knox Shipping Company Inc., Bokak Shipping Company Inc., Jemo Shipping Company Inc., Guam Shipping Company Inc., Palau Shipping Company Inc., Makur Shipping Company Inc., Mandaringina Inc., Vesta Commercial, S.A., the Banks and Financial Institutions listed therein, Nordea Bank Finland Plc and Nordea Bank AB, London Branch (12)

4.14 Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and Diana Shipping Services S.A. (11)

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

4.31Subordinated Facility Agreement by and between Diana Containerships Inc. (renamed to Performance Shipping Inc.) and Diana Shipping Inc., dated June 30, 2017 (19)

4.32 Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated May 18, 2017 (19)

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

4.38Loan Agreement dated June 2019 with ABM AMRO Bank N.V.

4.39Loan Agreement dated December 2020 with DNB Bank ASA **

4.40Loan Agreement dated May 2020 with ABN AMRO Bank N.V.**

4.41Loan Agreement dated May 2020 with Nordea Bank Abp, filial i Norge**

4.42 Loan Agreement dated June 2020 with BNP Paribas**

4.43Brokerage Services Agreement, dated July 1, 2020, by and between Diana Shipping Inc. and Diana Enterprises Inc**

8.1 Subsidiaries of the Company**

11.1 Amended Code of Ethics (20)

12.1Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**

12.2 Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1Consent of Independent Registered Public Accounting Firm**

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

Dated: March 12, 2021

DIANA SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment of vessels held and used
Description of the matter

At December 31, 2020, the carrying value of the Company’s vessels was $716.2 million, while during the year the Company recognized an impairment of $93.3 million in relation to nine vessels with an aggregate fair value of $166.4 million. As discussed in Notes 2 and 4 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized dry-docking costs, may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value plus unamortized dry-docking costs. Where the vessel’s carrying value plus unamortized dry-docking costs exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessel plus unamortized dry-docking costs over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions to forecast undiscounted net operating cash flows, specifically the future charter rates for non-contracted revenue days. These rates are particularly subjective as they involve the development and use of assumptions about the dry-bulk shipping market through the end of the useful lives of the vessels. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s process over the recoverability assessment of vessels held and used, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts. We recalculated the impairment charge and compared it to the amount recognized by management and assessed the adequacy of the Company’s disclosures in Notes 2 and 4.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2004.

Athens, Greece

March 12, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 12, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 12, 2021

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$62,909	$107,288
Accounts receivable, trade (Note 2(f))	5,235	7,862
Due from related parties (Notes 3(d) and 7)	1,196	23
Inventories (Note 2(g))	4,717	5,526
Prepaid expenses and other assets	7,243	9,210
Vessel held for sale (Note 4)	23,361	7,130
Total current assets	104,661	137,039

FIXED ASSETS:
Vessels, net (Note 4)	716,178	882,297
Property and equipment, net (Note 5)	21,704	22,077
Total fixed assets	737,882	904,374
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 6)	20,000	21,000
Investments in related parties (Notes 2(v) and 3 (b) and (d))	-	1,680
Other non-current assets	719	2,941
Deferred charges, net (Notes 2(m) and 4)	9,148	4,246
Total assets	$872,410	$1,071,280

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 6)	$39,217	$40,205
Accounts payable, trade and other	8,558	11,394
Due to related parties (Note 3(a) and (d))	484	85
Accrued liabilities	10,488	11,268
Deferred revenue (Note 2(p))	2,842	2,532
Total current liabilities	61,589	65,484

Long-term debt, net of current portion and deferred financing costs, non-current (Note 6)	381,097	434,746
Other non-current liabilities	1,154	986
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 8(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 89,275,002 and 91,193,339 issued and outstanding at December 31, 2020 and 2019, respectively (Note 8(b))	893	912
Additional paid-in capital	1,020,164	1,021,633
Accumulated other comprehensive income	69	109
Accumulated deficit	(592,582)	(452,616)
Total stockholders' equity	428,570	570,064

Total liabilities and stockholders' equity	$872,410	$1,071,280
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2020	2019	2018
REVENUES:
Time charter revenues (Note 2(p))	$169,733	$220,728	$226,189

EXPENSES:
Voyage expenses (Note 2(p))	13,525	13,542	7,405
Vessel operating expenses (Note 2(q))	85,847	90,600	95,510
Depreciation and amortization of deferred charges	42,991	48,904	52,206
General and administrative expenses	32,778	28,601	29,518
Management fees to related party (Note 3)	2,017	2,155	2,394
Vessel impairment charges (Note 4)	104,395	13,987	-
Loss on sale of vessels (Note 4)	1,085	6,171	1,448
Other income	(230)	(854)	(542)
Operating income/(loss)	$(112,675)	$17,622	$38,250

OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 9)	(21,514)	(29,432)	(30,506)
Interest and other income	728	2,858	8,822
Gain on repurchase of debt (Note 6)	374	-	-
Gain/(loss) from related party investments (Note 3 (b) and (d))	(1,110)	(1,583)	14
Total other expenses, net	$(21,522)	$(28,157)	$(21,670)

Net income/(loss)	$(134,197)	$(10,535)	$16,580

Dividends on series B preferred shares (Notes 8 and 10)	(5,769)	(5,769)	(5,769)

Net income/(loss) attributed to common stockholders	$(139,966)	$(16,304)	$10,811

Earnings/(loss) per common share, basic and diluted (Note 10)	$(1.62)	$(0.17)	$0.10

Weighted average number of common shares, basic (Note 10)	86,143,556	95,191,116	103,736,742

Weighted average number of common shares, diluted (Note 10)	86,143,556	95,191,116	104,715,883

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the year ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars)
	2020	2019	2018
Net income/(loss)	$(134,197)	$(10,535)	$16,580

Other comprehensive loss (Actuarial loss)	(40)	(178)	(7)

Comprehensive income/(loss)	$(134,237)	$(10,713)	$16,573

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the year ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars – except for share data)

	Preferred Stock Series B		Preferred Stock Series C		Common Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Equity

	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2017	2,600,000	$26	-	$-	106,131,017	$1,061	$1,070,500	$294	$(447,123)	$624,758

Net income	-	$-	-	$-	-	$-	$-	$-	$16,580	$16,580
Stock repurchased and retired (Note 8(d))	-	-	-	-	(4,166,666)	(41)	(15,116)	-	-	(15,157)
Issuance of restricted stock and compensation cost (Note 8(e))	-	-	-	-	1,800,000	18	7,261	-	-	7,279
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	(7)	-	(7)
BALANCE, December 31, 2018	2,600,000	$26	-	$-	103,764,351	$1,038	$1,062,645	$287	$(436,312)	$627,684

Net loss	-	$-	-	$-	-	$-	$-	$-	$(10,535)	$(10,535)
Issuance of Series C Preferred Stock (Note 8(c))	-	-	10,675	-	-	-	960	-	-	960
Issuance of restricted stock and compensation cost (Note 8(e))	-	-	-	-	2,000,000	20	7,561	-	-	7,581
Stock repurchased and retired (Note 8(d))	-	-	-	-	(14,571,012)	(146)	(49,533)	-	-	(49,679)
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	(178)	-	(178)
BALANCE, December 31, 2019	2,600,000	$26	10,675	$-	91,193,339	$912	$1,021,633	$109	$(452,616)	$570,064

Net loss	-	$-	-	$-	-	$-	$-	$-	$(134,197)	$(134,197)
Issuance of restricted stock and compensation cost (Note 8(e))	-	-	-	-	2,200,000	22	10,489	-	-	10,511
Stock repurchased and retired (Note 8(d))	-	-	-	-	(4,118,337)	(41)	(11,958)	-	-	(11,999)
Dividends on series B preferred stock (Note 8(b))	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	(40)	-	(40)
BALANCE, December 31, 2020	2,600,000	$26	10,675	$-	89,275,002	$893	$1,020,164	$69	$(592,582)	$428,570
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars)
	2020	2019	2018
Cash Flows from Operating Activities:
Net income/(loss)	$(134,197)	$(10,535)	$16,580
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	42,991	48,904	52,206
Asset Impairment loss (Note 4)	104,395	13,987	-
Amortization of financing costs (Note 9)	1,066	1,126	1,939
Compensation cost on restricted stock (Note 8(e))	10,511	7,581	7,279
Actuarial loss	(40)	(178)	(7)
Loss on sale of vessels (Note 4)	1,085	6,171	1,448
Gain from loan to a related party (Note 3(b))	-	-	(5,000)
(Gain)/loss on extinguishment of debt (Note 6)	(374)	188	-
(Gain)/loss from related party investments (Note 3(b) and (d))	1,110	1,583	(14)
(Increase) / Decrease in:
Accounts receivable, trade	2,627	(4,914)	1,989
Due from related parties	(1,173)	(23)	43
Inventories	809	309	(65)
Prepaid expenses and other assets	1,967	(2,846)	(1,197)
Other non-current assets	(252)	(2,941)	-
Increase / (Decrease) in:
Accounts payable, trade and other	(2,836)	321	3,119
Due to related parties	(31)	(97)	(89)
Accrued liabilities, net of accrued preferred dividends	(780)	(2,109)	5,131
Deferred revenue	310	(1,558)	883
Other non-current liabilities	168	143	(59)
Drydock costs	(10,122)	(5,230)	(4,256)
Net cash provided by Operating Activities	$17,234	$49,882	$79,930

Cash Flows from Investing Activities:
Payments for vessel improvements (Note 4)	(6,001)	(2,804)	(2,573)
Proceeds from sale of vessels, net of expenses (Note 4)	15,623	41,326	14,578
Proceeds from sale of related party investment (Note 3(b))	1,500	-	-
Payments to joint venture (Note 3(d))	(500)	-	-
Proceeds from loan to a related party (Note 3(b))	-	-	87,617
Payments to acquire furniture and fixtures (Note 5)	(138)	(125)	(252)
Net cash provided by Investing Activities	$10,484	$38,397	$99,370

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt (Note 6)	-	44,000	100,000
Proceeds from issuance of preferred stock (Note 8(c))	-	960	-
Payments of dividends, preferred stock (Note 8(b))	(5,769)	(5,769)	(5,769)
Payments for repurchase of common stock (Note 8(d))	(11,999)	(49,679)	(15,157)
Payments of financing costs	(567)	(357)	(2,833)
Repayments of long-term debt	(54,762)	(100,553)	(169,943)
Net cash used in Financing Activities	$(73,097)	$(111,398)	$(93,702)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(45,379)	(23,119)	85,598

Cash, cash equivalents and restricted cash at beginning of the year	128,288	151,407	65,809
Cash, cash equivalents and restricted cash at end of the year	$82,909	$128,288	$151,407

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$62,909	$107,288	$126,825
Restricted cash	20,000	21,000	24,582
Cash, cash equivalents and restricted cash	$82,909	$128,288	$151,407
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investments (Note 4)	$2,474	$-	$-
Interest paid	$21,397	$28,554	$25,683
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.Basis of Presentation and General Information

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

In 2020, the outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus resulted in low time charter rates throughout the year, decreased revenues and increased crew and dry-docking costs. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is making necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

During 2020, 2019, and 2018, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2020	2019	2018
A	18%	16%	14%
B	16%	14%	15%
C		18%	16%
D		12%	11%

2.Significant Accounting Policies

a)Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company has identified it has variable interests in Diana Wilhelmsen Management Limited, but is not the primary beneficiary (Note 3(b)).

b)Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)Other Comprehensive Income / (Loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders’ equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

d)Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

e)Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company’s loan facilities (Note 6).

f)Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of provisions for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss, however the Company assessed its accounts receivable, trade and its credit risk relating to its charterers, following the outbreak of the COVID-19 and the effect that this could have on its accounts. No provision for doubtful accounts was established as of December 31, 2020 and 2019.

g)Inventories: Inventories consist of lubricants and victualling which are stated, on a consistent basis, at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Amounts removed from inventory are also determined by the first in first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel is without employment. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method. During 2020, 2019 and 2018, the Company incurred loss on

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

bunkers amounting to $3,708, $1,537 and gain of $4,799, resulting mainly from the revaluation of bunkers on the delivery of the vessels to a new charterer. This loss or gain in included in “Voyage expenses” in the accompanying consolidated statements of operations.

h)Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

i)Vessels held for sale: The Company classifies assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The fair value less cost to sell of an asset held for sale is assessed at each reporting period it remains classified as held for sale. When the plan to sell an asset changes, the asset is reclassified as held and used, measured at the lower of its carrying amount before it was recorded as held for sale, adjusted for depreciation, and the asset’s fair value at the date of the decision not to sell.

j)Property and equipment: The Company owns the land and building where its offices are located. Land is stated at cost and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

k)Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, the Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap. Assumptions are in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss.

During the last quarter of 2017, the Company’s management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 were exceptional. In this respect the Company’s management decided to exclude from the 10-year average of 1 year time charters of these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. Similarly, the Company performed the exercise discussed above, for 2018, by excluding from the 10-year average of 1 year time charters the years 2009-2010 and for 2019, by excluding the rates for the year 2010. The Company’s impairment assessment resulted in the recognition of impairment on certain vessels’ carrying value in 2019 and 2020 (Note 4). No impairment loss was identified or recorded in 2018.

For land and building, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2020, 2019 and 2018 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

l)Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

m)Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment (Note 4).

n)Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones accounted as loan modification are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are deferred. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans or bonds repaid or repurchased or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment, prepayment, repurchase or extinguishment is made. Loan commitment fees are charged to expense in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels’ cost.

o)Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

p)Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. The majority of the vessels are employed on short to medium-term time charter contracts, which provides flexibility in responding to market developments. The Company monitors developments in the dry bulk shipping industry on a regular basis and adjusts the charter hire periods for the vessels according to prevailing market conditions. In order to take advantage of relatively stable cash flow and high utilization rates, some of the vessels may be fixed on long-term time charters.

q)Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

r)Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

s)Segmental Reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessels (i.e. Panamax, Capesize etc.) for the purpose of making decisions about allocating resources and assessing performance.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

t)Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

u)Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

v)Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the carrying value of an equity method investment is reduced to zero because of losses, the Company does not provide for additional losses unless it is committed to provide further financial support for the investee. As of December 31, 2020, the Company’s investment in DWM is classified as a liability because the Company absorbed such losses (Note 3(d)). The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

w)Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

x)Shares repurchased and retired: The Company’s shares repurchased for retirement, are immediately cancelled and the Company’s share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

y)Financial Instruments, credit losses: At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts

.

New Accounting Pronouncements – Adopted

On January 1, 2020, the Company adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities, ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which clarify that receivables arising from operating leases are not within

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases, ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis and ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The adoption of this new accounting guidance, as amended by these Updates, did not have a material effect on the Company’s consolidated financial statements and related disclosures, considering that its receivables relate mainly to time charter revenues whose collectability is evaluated in accordance with ASC 842 Leases.

On January 1, 2020, the Company adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

On January 1, 2020, the Company adopted ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which, improve the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31,

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. As of December 31, 2020, the Company has not made any contract modifications to replace the reference rate in any of its agreements and has not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

3.Transactions with related parties

a)Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman of the Board. Travel expenses for 2020, 2019 and 2018 amounted to $1,854, $2,032 and $2,253, respectively, and are mainly included in “Vessels, net book value”, “Vessel operating expenses” and “General and administrative expenses” in the accompanying consolidated financial statements. At December 31, 2020 and 2019, an amount of $54 and $30, respectively, was payable to Altair and is included in “Due to related parties” in the accompanying consolidated balance sheets.

b)Performance Shipping Inc., or Performance Shipping: On June 30, 2017, DSI refinanced an existing loan amounting to $42,617, at that date, by entering into a new loan facility with Performance Shipping amounting to $82,617. The loan also provided for an additional $5,000 interest-bearing discount premium payable on the termination date, unless waived according to certain terms of the loan agreement. The loan was collected in full in July 2018, including the additional $5,000 interest-bearing discount premium. The loan bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% until full repayment. The loan facility was secured by first preferred mortgages on Performance Shipping’s vessels and included financial and other covenants. For 2018, interest and other income amounted to $7,055 (including the $5,000 additional discount premium) and is included in “Interest and other income” in the accompanying consolidated statement of operations.

On May 30, 2017, the Company acquired 100 shares of Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, for $3,000 in exchange for a reduction of an equal amount in the principal amount of the Company’s outstanding loan to Performance Shipping at that date. The acquisition of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company. In February 2020, the Company received an offer from Performance Shipping to redeem the Series C Preferred Stock for an aggregate price of $1,500, at which price the Company written down the investment at December 31, 2019. The Company’s Board of Directors formed a special committee to evaluate the transaction with the assistance of an independent financial advisor. The transaction was recommended by the special committee to the Board of Directors, which resolved to accept the offer. The transaction was concluded on March 27, 2020 with the receipt of the related funds from Performance Shipping. The Series C Preferred Stock had no dividend or liquidation rights and voted with the common shares of Performance Shipping, if any.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0%, on all matters submitted to a vote of the stockholders ofPerformance Shipping. The Company had assessed that Performance Shipping was a VIE due to this transaction, but the Company was not the primary beneficiary. Following the settlement of this transaction, Performance Shipping is not considered a VIE.

At December 31, 2019 the investment in the preferred shares of Performance Shipping was $1,500, reduced from $3,000 at December 31, 2018, and is included in “Investments in related parties” in the 2019 accompanying consolidated balance sheet. This reduction which is included in the 2019 “Gain/(loss) from related party investments” was made due to management’s qualitative assessment that the carrying value of the investment could not be recoverable.

c)Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s CEO and Chairman of the Board which provides brokerage services to DSI for a fixed monthly fee plus commission on the sale of vessels, pursuant to a Brokerage Services Agreement, amended annually on April 1st of each year with the exception of an amendment in November 21, 2018, to increase the fee from October 1, 2018 until expiration of the agreement in March 2019. A new agreement was signed on April 1, 2019 for the same fees until July 1, 2020, when the agreement was amended as a new monthly fee was agreed between the parties for a duration of two years, until June 30, 2022. For 2020, 2019 and 2018 brokerage fees amounted to $2,653, $1,998 and $1,850, respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of operations. For 2020, commissions on the sale of vessels amounted to $576 and are included in “Vessel impairment charges” as the vessels were recorded at fair value less cost to sell (Note 4). As of December 31, 2020 and 2019, there was no amount due to Steamship.

d)Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Limassol, Cyprus. Effective July 1, 2020 Wilhelmsen Ship Management Holding Limited, was replaced by Wilhelmsen Ship Management Holding AS, which assumed all the liabilities and obligations of the former company under the Joint venture agreement. During 2020, each 50% shareholder of DWM contributed an amount of $500 as additional investment to DWM. As of December 31, 2020, the equity method investment in DWM turned to a liability of $430 and is included in “Due to related parties” in the 2020 accompanying consolidated balance sheet. At December 31, 2019, the investment was $180 and is included in “Investments in related parties” in the respective accompanying consolidated balance sheet. For 2020, 2019 and 2018, the investment in DWM resulted in a loss of $1,110 and $83 and gain of $14, respectively, and is included in “Gain/(loss) from related party investments” in the accompanying consolidated statements of operations.

Until October 8, 2019, DWM provided management services to certain vessels of the Company’s fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessels and DWM. Since October 8, 2019, all of the fleet vessels are managed by DSS and DSS outsourced the management of certain vessels to DWM. For the management services outsourced to DWM, DSS pays a fixed monthly fee per vessel and a percentage of those vessels’ gross revenues. Management fees paid to DWM for 2020, 2019 and 2018 amounted to $2,017, $2,155 and $2,394, respectively, and are separately presented as “Management fees to related party” in the accompanying consolidated statements of operations. Commercial fees in 2019 and 2018, amounted to $353 and $453, respectively, and are included in “Voyage expenses”. As at December 31, 2020 and 2019, there was an amount of $1,196 due from DWM, included in “Due from related parties” and $55 due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

e)Series C Preferred Stock: On January 31, 2019, DSI issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of $1,066. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Deputy Chief Executive Officer and Chief Operating Officer, Mrs. Semiramis Paliou (Note 8).

f)Sale of Vessels: On February 14 and February 15, 2019, the Company through two separate wholly-owned subsidiaries entered into two Memoranda of Agreement to sell the vessels Danae and Dione to two affiliated parties, for a purchase price of $7,200 each (Note 4).

4.Vessels

Vessel Disposals

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

During 2019, the Company through separate wholly-owned subsidiaries entered into Memoranda of Agreement to sell to unaffiliated third parties the vessel Erato, for a sale price of $7,000 before commissions, delivered to her new owners in June 2019; the vessel Thetis, for a sale price of $6,400 before commissions, delivered to her new owners in July 2019; the vessel Nirefs, for a sale price of $6,710 before commissions, delivered to her new owners in September 2019; the vessel Clio, for a sale price of $7,400 before commissions, delivered to her new owners in November 2019; and the vessel Calipso, for a sale price of $7,275 before commissions.

The sale of the vessels Danae, Dione, Thetis and Calipso resulted in an aggregate impairment of $10,567, including the write off of the unamortized drydocking costs of $1,102, as the vessels were measured at the lower of their carrying value and fair value (sale price) less costs to sell (Note 12), resulting from their classification as held for sale and is included in “Vessel impairment charges” in the accompanying 2019 statement of operations. Additionally, the Company recorded an aggregate loss from the sale of Erato, Nirefs and Clio, amounting to $6,171, separately presented in the accompanying 2019 statement of operations.

In February 2020, the buyers of Calipso elected to exercise their right to cancel the contract as a result of the vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. Following this cancelation of the memorandum of agreement, on March 8, 2020, the vessel was withdrawn from the market as per management’s decision and was recorded at its fair value at that date as held and used, according to the provisions of ASC 360, amounting to $7,330. The vessel’s fair value was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation which was based on the last done deals of sale of vessels with similar characteristics, such as type, size and age. The valuation of the vessel at fair value resulted in a gain of $201 included in “Impairment loss” in the accompanying consolidated statement of operations for the year ended December 31, 2020.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On January 29, 2020, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Norfolk, for a sale price of $9,350 before commissions. In February 2020, the buyers of Norfolk elected to exercise their right to cancel the contract as a result of vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. On February 26, 2020, the Company signed a new Memorandum of Agreement to sell the vessel Norfolk to an unaffiliated third party for a sale price of $8,750 before commissions, which resulted in a loss from sale of $1,078 included in “Loss from sale of vessels” in the 2020 consolidated statement of operations. The vessel was delivered to her new owners in March 2020.

Additionally in 2020, the Company through separate wholly-owned subsidiaries entered into Memoranda of Agreement to sell to unaffiliated third parties the vessel Arethusa, for a sale price of $7,850 before commissions (Note 6), delivered to her new owners in August 2020; the vessel Coronis, for a sale price of $7,100 before commissions, delivered to her new owners in January 2021; the vessel Sideris G.S., for a sale price of $11,500 before commissions; delivered to her new owners in January 2021; and the vessel Oceanis, for a sale price of $5,750 before commissions, expected to be delivered to her new owners in March 2021.

At the date the MOAs were signed, all four vessels were measured at the lower of their carrying amount or fair value (sale price) less costs to sell (Note 12) and were classified in current assets as Vessels held for sale, according to the provisions of ASC 360, as all criteria required for this classification were then met. This resulted in an aggregate impairment of $11,257, including the write off of unamortized drydocking costs amounting to $128, and is included in “Vessel impairment charges”. Additionally, the Company recorded an aggregate loss from the sale of Arethusa, amounting to $7 included in “Loss from sale of vessels” in the accompanying 2020 consolidated statement of operations. At December 31, 2020, the vessels Coronis, Sideris G.S., and Oceanis were presented as held for sale.

Impairment Loss - other

At December 31, 2019, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of three vessels (including the Norfolk mentioned above) over their remaining useful lives and their eventual disposition were less than their carrying amount. This resulted in impairment loss, net loss and net loss attributed to common stock holders of $3,419, or $0.04 per share, consisting of $2,386 of vessels’ net book value and $1,033 of deferred drydocking costs, both included in “Vessel impairment charges” in the accompanying 2019 statement of operations. The fair value of these three vessels, amounting to an aggregate of $46,580, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations and for the one vessel which was subsequently sold, the fair value was determined through Level 1 inputs of the fair value hierarchy (Note 12).

At March 31, 2020, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of nine vessels of the Company’s fleet over their remaining useful lives and their eventual disposition were less than their carrying amount plus any unamortized dry-docking costs. This exercise resulted in impairment loss, net loss and net loss attributed to common stockholders of $93,338, or $1.08 per share, consisting of $91,995 of vessels’ net book value and $1,343 of deferred drydocking costs, both included in “Vessel impairment charges” in the accompanying 2020 consolidated statement of operations. The fair value of these nine vessels, amounting to an aggregate of $166,430, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age (Note 12).

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2018	$1,228,591	$(237,188)	$991,403

- Additions for improvements	2,804	-	2,804
- Impairment	(55,396)	43,545	(11,851)
- Vessel held for sale	(7,130)	-	(7,130)
- Vessel disposals	(72,335)	24,965	(47,370)
- Depreciation for the year	-	(45,559)	(45,559)
Balance, December 31, 2019	$1,096,534	$(214,237)	$882,297

- Additions for improvements	6,001	-	6,001
- Additions reclassified from other non-current assets	2,474		2,474
- Vessel transferred from held for sale	7,130	-	7,130
- Impairment	(199,605)	96,681	(102,924)
- Vessel disposals	(16,742)	34	(16,708)
- Vessel transferred to held for sale	(23,361)		(23,361)
- Depreciation for the period	-	(38,731)	(38,731)
Balance, December 31, 2020	$872,431	$(156,253)	$716,178

5.Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2018	$26,935	$(4,510)	$22,425
- Additions in property and equipment	125	-	125
- Depreciation for the year	-	(473)	(473)
Balance, December 31, 2019	$27,060	$(4,983)	$22,077
- Additions in property and equipment	138	-	138
- Depreciation for the period	-	(511)	(511)
Balance, December 31, 2020	$27,198	$(5,494)	$21,704

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

 6.Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2020	2019
9.5% Senior Unsecured Bond	92,000	100,000
Secured Term Loans	331,056	378,298
Total debt outstanding	$423,056	$478,298
Less related deferred financing costs	(2,742)	(3,347)
Total debt, net of deferred financing costs	$420,314	$474,951
Less: Current portion of long term debt, net of deferred financing costs current	(39,217)	(40,205)
Long-term debt, net of current portion and deferred financing costs, non-current	$381,097	$434,746

9.5% Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25,000 of the Bond on one or more occasions. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with the Company’s chief executive officer, Mr. Simeon Palios, and other executive officers and directors of the Company purchased $16,200 aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in whole or in parts in three years at a price equal to 103% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”. On July 7, 2020, the Company repurchased $8,000 of nominal value of its $100,000 9.5% senior unsecured bonds, which the Company holds, realizing a net gain of $374, separately presented as “Gain on extinguishment of debt” in the accompanying 2020 consolidated statement of operations.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 1.65% to 2.5%. Their maturities range from January 2022 to January 2032. For 2020 and 2019, the weighted average interest rates of the secured term loans were 3.02% and 4.56%, respectively.

Under the secured term loans outstanding as of December 31, 2020, 30 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $629,349. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As at December 31, 2020 and 2019, the minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $20,000 and $21,000, respectively and are included in “Restricted cash” in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2020, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

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

Credit Agricole Corporate and Investment Bank (“Credit Agricole”): On September 15, 2011, the Company drew down $15,000 under a secured loan agreement with Emporiki Bank of Greece S.A., transferred to Credit Agricole on December 13, 2012. The loan was repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bore interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that was equivalently secured by cash pledge in favour of the bank. Following the agreement to sell the vessel Arethusa (Note 4), on July 17, 2020, the Company prepaid the outstanding balance of the loan at that date, amounting to $6,500. The loan was prepaid using the cash pledge maintained with the bank.

Commonwealth Bank of Australia, London Branch: On January 13, 2014, the Company drew down $9,500 under a secured loan agreement, which is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022. The loan bears interest at LIBOR plus a margin of 2.25%.

BNP Paribas (“BNP”): On December 19, 2014, the Company drew down $53,500 under a secured loan agreement, which is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,466 payable on November 30, 2021. The loan bore interest at LIBOR plus a margin of 2%. On June 29, 2020, the Company entered into a loan agreement to refinance the existing loan, whereas the balloon of $31,466 will be payable in five equal semi-annual installments of approximately $1,574 and a balloon of $23,596 payable together with the last installment on May 19, 2024. The refinanced loan bears interest at LIBOR plus a margin of 2.5%.

On July 16, 2018, the Company drew down $75,000 under a secured loan agreement with BNP. The loan is repayable in 20 consecutive quarterly installments of $1,562.5 and a balloon installment of $43,750 payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

Nordea Bank AB, London Branch: On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, which was repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bore interest at LIBOR plus a margin of 2.1%. On May 7, 2020, the Company entered into a new loan agreement to refinance the balance of the existing loan, whereas the balance is payable in eight equal quarterly installments of about $1,862 each and a balloon of $40,955 payable together with the last installment on March 19, 2022. The borrowers have the option to request additional extensions until March 2023 and March 2024 subject to approval by the lender. The refinanced loan bears

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

interest at LIBOR plus a margin of 2.25%.

ABN AMRO Bank N.V., or ABN: On March 30, 2015, the Company drew down $50,160 under a secured loan agreement, which was repayable in 24 equal consecutive quarterly installments of about $994 each and a balloon of $26,310 payable together with the last installment on March 30, 2021. The loan bore interest at LIBOR plus a margin of 2.0%.

On June 27, 2019, the Company drew down $25,000 under a new loan agreement, which is repayable in 20 consecutive quarterly installments of $800 each and a balloon installment of $9,000 payable together with the last installment on June 30, 2024. The loan bears interest and LIBOR plus a margin of 2.25%.

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 million, divided into two tranches. The purpose of the loan facility was to combine the two loans outstanding with ABN and extend the maturity of the loan maturing on March 30, 2021 (tranche B) to the maturity of the other loan, maturing in June 30, 2024 (tranche A). The refinanced loan bears interest at LIBOR plus a margin of 2.25% for tranche A and LIBOR plus a margin of 2.4% for tranche B.

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

As at December 31, 2020 and 2019, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above as at December 31, 2020, and throughout their term, are shown in the table below and do not include the related debt issuance costs of the loan agreements.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period	Principal Repayment
Year 1	$40,242
Year 2	133,766
Year 3	156,485
Year 4	64,897
Year 5	3,816
Year 6 and thereafter	23,850
Total	$423,056

7.Commitments and Contingencies

a)Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.

b)On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1,750 for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. Part of this amount is included in “due from related parties”, in the accompanying 2020 consolidated balance sheet, as the amount was paid by DSI (Note 3(d)). As of December 31, 2020, the Company determined that Protefs could be liable for part of a fine related to this incident and recorded an accrual of $958, representing the Company’s best estimate for such amount at that date (Note 13).

c)As at December 31, 2020, all of the Company’s vessels were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2020 and until their expiration was as follows:

Period	Amount
Year 1	$71,718
Year 2	1,982
Total	$73,700

8.Capital Stock and Changes in Capital Accounts

a)Preferred stock: As at December 31, 2020 and 2019, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares, 5,000,000 are designated as Series B Preferred Shares and 10,675 are designated as Series C Preferred Shares.

b)Series B Preferred Stock: As at December 31, 2020 and 2019, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

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

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2020, 2019, and 2018, dividends on Series B preferred shares amounted to $5,769 for each year. Since February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

c)Series C Preferred Stock: As at December 31, 2020 and 2019, the Company had 10,675 Series C Preferred Shares issued and outstanding with par value $0.01 per share, issued to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios, for an aggregate purchase price of $1,066 gross. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company's independent directors. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Deputy Chief Executive Officer and Chief Operating Officer, Mrs. Semiramis Paliou.

d)Repurchase of common shares: In December 2018, the Company repurchased in a tender offer, a total of 4,166,666 common shares, at a price of $3.60 per share for an aggregate amount of $15,157. In 2019, the Company repurchased in tender offers 3,889,386 shares of its outstanding common stock at a price of $2.80 per share; 3,125,000 shares at a price of $3.40 per share; 2,000,000 shares at a price of $3.75 per share; 2,816,900 shares at a price of $3.55 per share; and 2,739,726 shares at a price of 3.65. The aggregate cost of the shares repurchased amounted to $49,679, including expenses. In February 2020, the Company repurchased, in a tender offer 3,030,303 shares of its common stock at a price of $3.30 per share and in March 2020, repurchased 1,088,034 shares of common stock under its share repurchase plan authorized in May 2014. The aggregate cost of the shares repurchased amounted to $11,999, including expenses. On December 15, 2020, the Company announced the commencement of a tender offer to purchase up to 6,000,000 million shares at a price of $2.00 per share, or $12,000 (Note 13).

e)Incentive plan: In November 2014, the Company adopted the 2014 Equity Incentive Plan, or the Plan, to issue awards to Key Persons in the form of (a) non-qualified stock, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) dividend equivalents, (f) unrestricted stock and (g) other equity-based or equity-related Awards for a maximum number of 5,000,000 shares of common stock. This number was increased to 13,000,000 on May 31, 2018, after an amendment of the Plan (note 13). Restricted shares vest ratably over a specified period, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. On February 19, 2020, the Company’s Board of Directors approved the award of 2,200,000 shares of restricted common stock to executive management and non-executive directors, for a fair value of $5,984, pursuant to the Company’s 2014 equity incentive plan. The shares will vest over a period of 3 years for all directors except for two whose shares were awarded without

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

vesting restrictions due to their resignation from the board. As at December 31, 2020, 4,924,759 remained reserved for issuance.

Restricted stock for 2020, 2019 and 2018 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	3,641,117	$4.30
Granted	1,800,000	3.82
Vested	(1,679,484)	4.38
Outstanding at December 31, 2018	3,761,633	$4.04
Granted	2,000,000	2.99
Vested	(1,928,400)	3.75
Outstanding at December 31, 2019	3,833,233	$3.63
Granted	2,200,000	2.72
Vested	(3,610,221)	3.52
Outstanding at December 31, 2020	2,423,012	$2.95

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. On February 19, 2020, after the resignation of two board members, the total amount of their restricted share awards that had not vest up to that date, vested. The compensation cost of these awards and the cost of the 2020 awards amounted to $1,988. On September 16, 2020, the total amount of restricted share awards owned by the Company’s Charmain and Chief Executive Officer, Mr. Simeon Palios, vested in full. The compensation cost of these awards amounted to $2,328. For 2020, 2019 and 2018 compensation cost amounted to $10,511, $7,581 and $7,279, respectively, and is included in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

At December 31, 2020 and 2019, the total unrecognized cost relating to restricted share awards was $3,978 and $8,505, respectively. At December 31, 2020, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.83 years.

9.Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2020	2019	2018
Interest expense	$20,742	$27,963	$28,299
Interest income from bond repurchase	(579)	-	-
Amortization of financing costs	1,066	1,126	1,939
Loan expenses	285	343	268
Total	$21,514	$29,432	$30,506

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

10.Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For 2020 and 2019, the Company incurred losses, therefore the effect of incremental shares was anti-dilutive and basic and diluted loss per share was the same. For 2018, the denominator of the diluted earnings per share calculation includes 979,141 shares, being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2020	2019	2018

Net income/(loss)	$(134,197)	$(10,535)	$16,580
Less dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	$(139,966)	$(16,304)	$10,811

Weighted average number of common shares, basic	86,143,556	95,191,116	103,736,742
Incremental shares	-	-	979,141
Weighted average number of common shares, diluted	86,143,556	95,191,116	104,715,883

Earnings/(loss) per share, basic and diluted	$(1.62)	$(0.17)	$0.10

11.Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2020, 2019 and 2018 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

12.Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

The fair value of the Bond (Note 6) having a fixed interest rate amounted to $97,880 as of December 31, 2020, and was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the quoted price of the instrument on that date stated under the ticker symbol “DIASH01” on the Oslo Børs.

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

At March 31, 2020, nine vessels were recorded at fair value as their estimated cash flows over their remaining useful lives and their eventual disposition was less than their carrying amount. Additionally, the vessel Calipso was recorded at fair value following its reclassification from assets held for sale as at December 31, 2019 to assets held and used. The fair value of all these vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age at the specific dates (Note 4).

As of December 31, 2020, the vessels Arethusa, Coronis, Sideris G.S. and Oceanis were recorded at a value determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the agreed price to sell the vessels, less costs to sell, as a result from the vessels’ classification as held for sale at the date of their memorandum of agreement (Note 4).

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

13.Subsequent Events

a)Series B Preferred Stock Dividends: On January 15, 2021, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 14, 2021.

b)Investment contribution: In January 2021, each 50% shareholder of DWM contributed an amount of $250 as additional investment (Note 3(d)).

c)Delivery of vessels: In January 2021, the vessels Coronis and Sideris G.S., being held for sale as of December 31, 2020, (Note 4) were delivered to their new owners.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

d)Amendment of equity incentive plan and restricted share awards: On January 8, 2021, the Company amended and restated its 2014 Equity Incentive Plan (the “Plan”) to increase the number of common shares available for issuance under the Plan by 20 million shares (Note 8). On February 18, 2021, the Company’s Board of Directors approved the award of 260,000 shares of restricted common stock to the Company’s new COO, as part of his remuneration package for joining the Company effective March 1, 2021 having a fair value of $798 to be recognized in income ratably over a three year period which will be the vesting period of the shares. On February 24, 2021 the Company’s Board of Directors approved the award of 2,400,000 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company’s amended plan, as annual bonus. Additionally, on the same date the Board of Directors approved the award of 5,600,000 shares of restricted common stock as a long-term incentive bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors’ approval was $6,816 for the annual bonus and $15,904 for the long-term bonus. This cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be 3 years and 5 years respectively.

e)Repurchase of common shares: In January 2021, the Company increased the price of the tender offer commenced in December 2020 to $2.50 per share and on February 2, 2021, repurchased 6,000,000 shares of its common stock at the price of $2.50 per share, or an aggregate purchase price of $15,000 net to the seller in cash, less any applicable withholding taxes and without interest.

f)Plea Agreement: On February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2,000 and the placement of DWM on probation for four years, subject to court approval (Note 7).