Form 20-F
period 2021-12-31
DIANA SHIPPING INC.
filed 2022-04-27
CIK 1318885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Pendelis 16, 175 64 Palaio Faliro,

Athens, Greece

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

As of December 31, 2021, there were 84,672,258 shares of the registrant’s common stock outstanding

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

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
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

In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3. Key Information—D. Risk Factors," and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

●	the strength of world economies;
●	fluctuations in currencies and interest rates;
●	general market conditions, including fluctuations in charter hire rates and vessel values;
●	changes in demand in the dry-bulk shipping industry;
●	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
●	changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs;
●	the Company’s future operating or financial results;
●	availability of financing and refinancing and changes to the Company’s financial condition and liquidity, including the Company’s ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to obtain financing and comply with the restrictions and other covenants in the Company’s financing arrangements;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from pending or future litigation;
●	compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
●	the impact on the Company’s cash flows or results of operation resulting from the discontinuance of LIBOR after 2021 on interest rates of any of the Company’s debt that reference London Interbank Offered Rate (“LIBOR”), including potential changes to the Company’s loan agreements;
●	the failure of counter parties to fully perform their contracts with the Company;
●	the Company’s dependence on key personnel;
●	adequacy of insurance coverage;
●	the volatility of the price of the Company’s common shares;
●	the Company’s incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;
●	general domestic and international political conditions or labor disruptions, including the impact of the conflict in Ukraine and any resulting international sanctions;
●	acts by terrorists or acts of piracy on ocean-going vessels;
●	the length and severity of the continuing novel coronavirus (COVID-19) outbreak and its impact in the dry-bulk shipping industry;
●	potential disruption of shipping routes due to accidents or political events; and
●	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, including those factors discussed in “Item 3. Key Information- D. Risk Factors” in this Annual Report on Form 20-F and the New York Stock Exchange, or the NYSE.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward- looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.Offer Statistics and Expected Timetable

Not Applicable.

Item 3.Key Information

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

The below bullets summarize the principal risk factors related to an investment in our Company.

Industry Specific Risk Factors

●	Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
●	The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance our existing and future credit facilities on acceptable terms which may negatively impact our business.
●	The war in Ukraine could affect our results of operations and financial condition.
●	Our financial results and operations may be adversely affected by the continuing COVID-19 pandemic, and related governmental responses thereto.
●	An increase in the price of fuel may adversely affect our profits.
●	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
●	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.
●	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
●	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Company Specific Risk Factors

●	We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.
●	A cyber-attack could materially disrupt our business.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.
●	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
●	Volatility of LIBOR and discontinuance of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
●	We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

Risks Relating to Our Common Stock

●	We cannot assure you that our board of directors will continue to declare dividends on shares of our common stock in the future.
●	The market price of our common stock has fluctuated widely, and there is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.
●	Our Series B Preferred Shares are senior obligations of ours and rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.

Risks Relating to Our Series B Preferred Stock

●	We may not have sufficient cash from our operations to enable us to pay dividends on our Series B Preferred Shares following the payment of expenses and the establishment of any reserves.
●	Our Series B Preferred Shares are subordinate to our indebtedness, and your interests could be diluted by the issuance of additional preferred shares, including additional Series B Preferred Shares, and by other transactions.
●	We may redeem the Series B Preferred Shares, and you may not be able to reinvest the redemption price you receive in a similar security.

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

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers, although increased since 2021, are below historically high levels. More than half of our vessels are scheduled to come off of their current charters in 2022, based on their earliest redelivery date, for which we may be seeking new employment. We cannot assure you that we will be able to renew existing charters or successfully charter our vessels in the future at rates sufficient to allow us to meet our obligations or pay dividends. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and may cause asset values to decline, and we may have to record impairment charges in our consolidated financial statements which could adversely affect our financial results.

Factors that influence demand for dry bulk vessel capacity include:

●	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
●	the location of regional and global exploration, production and manufacturing facilities;
●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
●	the globalization of production and manufacturing;
●	global and regional economic and political conditions, including armed conflicts such as the ongoing war in Ukraine and others, terrorist activities, embargoes, strikes, tariffs and “trade wars”;
●	economic slowdowns caused by public health events such as the continuing COVID-19 outbreak;
●	natural disasters and other disruptions in international trade;
●	disruptions and developments in international trade;
●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea and trade patterns;
●	environmental and other regulatory developments;
●	currency exchange rates; and
●	weather.

Factors that influence the supply of dry bulk vessel capacity include:

●	the number of newbuilding orders and deliveries, including slippage in deliveries;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	port and canal congestion;
●	the scrapping rate of older vessels;
●	speed of vessel operation;
●	vessel casualties;
●	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire; and
●	sanctions (in particular, sanctions on Iran, Venezuela and the developing sanction regime resulting from the war in Ukraine, amongst others).

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

We anticipate that the future demand for our dry bulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments, including the continuing war in Ukraine could have a material adverse effect on our business and operating results.

The dry bulk carrier charter market has improved but remains significantly below its high in 2008, which may affect our revenues, earnings and profitability, and our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market until the beginning of 2021, from which we derive substantially all of our revenues, severely affected the dry bulk shipping industry and our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2021, the BDI ranged from a low of 1,333 in February to a high of 5,526 in October to drop again to a low of 1,381 in January 2022. The BDI has since recovered from the January 2022 levels and closed at 2,115 on April 19, 2022. There can be no assurance that the dry bulk charter market will not decline further. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

Any decline in the dry bulk carrier charter market may have additional adverse consequences for our industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance our existing and future credit facilities on acceptable terms which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile although they have recovered since February 2020, when global financial markets and financial markets in the U.S. experienced great volatility and a steep and abrupt downturn due to COVID-19. Volatility and downturn may continue not only due to COVID-19 but also due to other events such as the war in Ukraine. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our credit facilities on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.

The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, the continuing war between Russia and Ukraine, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as continued uncertainty regarding global economic impacts of the ongoing COVID-19 pandemic.

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

In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The annual year-over-year growth rate of China's GDP was expected to be around 8% for the year ended December 31, 2021, up from 2.3% for the year ended December 31, 2020, as the Chinese economy was rebounding from the COVID-19 pandemic. China's GDP growth is expected to accelerate in 2022 as the global economy is set to recover from the heath crisis, although it may be adversely impacted by the current war in Ukraine and continuing COVID-19 outbreaks. Nevertheless, there is a continuous threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness and "trade wars." A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition. We cannot assure you that the Chinese economy will continue to grow in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, including tariff increases to protect domestic industries against imported goods, which may reduce the demand for international shipping.  If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standard upon delivery. We currently have eight vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

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

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	acts of God;
●	terrorism;
●	environmental accidents;
●	cargo and property losses or damage;
●	business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, specifically those occurring in the Ukraine, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes or adverse weather conditions; and
●	piracy.

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

The war in Ukraine could affect our results of operations and financial condition.

The war in Ukraine has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the international shipping markets the world economy. While we generally employ only a few Ukrainian seafarers onboard our vessels some of them have been required or have elected to return to Ukraine as a result of the current situation there. While we have not been impacted significantly by the war in Ukraine, to date,  much uncertainty remains regarding the global impact of the war in Ukraine, and it is possible that such uncertainty and resulting volatility could adversely affect our ability to secure financing and as a result adversely affect our business, financial condition, results of operation and cash flows.

World events could affect our results of operations and financial condition.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the war in the Ukraine region, which may adversely impact our business. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets, and international commerce. The continuing war in Ukraine may lead to additional armed conflicts, which may contribute to further economic instability in the global financial markets. Additionally, any further escalations of these tensions could potentially affect the shipping industry, through increased attacks on vessels in areas where conflicts exist. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and, in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019, but declined since then. Any of these occurrences could have a material adverse impact on our operating results. Events in other jurisdictions could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Our financial results and operations may be adversely affected by the continuing COVID-19 pandemic, and related governmental responses thereto.

In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. We cannot predict any future public health developments or other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk shipping and other shipping sectors, as we experienced in 2020 and 2021 and we may experience in the future, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
●	limited financing for vessels;
●	loan covenant defaults; and
●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel.

This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, whilst making sure that our operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends.

Our operating results may be affected by seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality does not directly affect our operating results, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.

An increase in the price of fuel may adversely affect our profits.

While we generally will not bear the cost of fuel or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in shipping when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The price of oil and bunkers we use in our vessels, has increased significantly during the first quarter of 2022, due principally to the continuing war in Ukraine and resulting disruption in the global energy markets. In addition, the continuing impact of regulations that went into effect as of January 2020 mandating a reduction in sulfur emissions to 0.5% may further increase the price of bunkers. Any further increase in oil price may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

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

Furthermore, the operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings, and our ability to pay dividends or service our credit facilities. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the war in Ukraine, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments.  Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

Company Specific Risk Factors

The market values of our vessels could decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.

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

The market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

●	the prevailing level of charter hire rates;
●	general economic and market conditions affecting the shipping industry;
●	competition from other shipping companies and other modes of transportation;
●	the types, sizes and ages of vessels;
●	the supply of and demand for vessels;
●	applicable governmental or other regulations;
●	technological advances;
●	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and
●	the cost of newbuildings.

If the market values of our vessels decline, we may not be in compliance with certain covenants contained in our loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As at December 31, 2021, we were in compliance with all of the covenants in our loan facilities. If we are not able to comply with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels.

Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

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

Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Additionally, the return of a number of Ukrainian seafarers to their homes as a result of the ongoing war in Ukraine has reduced the number of seafarers globally, and thereby increased the pressure on crew wages. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.

Our investment in Diana Wilhelmsen Management Limited may expose us to additional risks.

During 2015 we invested in a 50/50 joint venture with Wilhelmsen Ship Management which provides management services to a limited number of vessels in our fleet and to affiliated companies, but our eventual goal is to provide fleet management services to unaffiliated third party vessel operators. While this joint venture may provide us in the future with a potential revenue source, it may also expose us to risks such as low customer satisfaction, increased operating costs compared to those we would achieve for our vessels, and inability to adequately staff our vessels with crew that meets our expectations or to maintain our vessels according to our standards, which would adversely affect our financial condition. Since December 31, 2020, our investment in Diana Wilhelmsen Management Limited, or DWM, has turned to a liability due to increased costs incurred by DWM in relation to a pollution incident of one of the managed vessels.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies —levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. We have elected to comply with this regulation by using 0.5% sulfur fuels on board, which are available around the world but often at a higher cost and may result in higher costs than other companies that elected to install scrubbers on their vessels.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

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

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. For example, in February 2021, we established a Sustainability Committee and in March 2021, we signed an agreement with American Bureau of Shipping (“ABS”) to implement the ABS Environmental MonitorTM digital sustainability solution across all our vessels managed by Diana Shipping Services S.A. Additionally, in May 2021, we signed a sustainability - linked loan facility with ABN AMRO Bank N.V., through six wholly-owned subsidiaries, in the amount of US$91 million. The loan is due in full on the earlier of (a) five (5) years from the utilization date of the loan and (b) 11th June 2026. Under this loan, the margin amount that we are required to pay can be either increased or decreased depending on our ability to achieve certain sustainability performance targets related to our fleet’s carbon emissions. If we do not meet the standards in this loan, our business could be harmed.

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

Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

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

We charter our dry bulk carriers to customers pursuant to short, medium or long-term time charters. However, as part of our business strategy, the majority of our vessels are currently fixed on medium-term time charters. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as forward freight agreements could result in losses.

Forward freight agreements, or FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We may have difficulty effectively managing any growth, which may adversely affect our earnings.

Since the completion of our initial public offering in March 2005, we have increased our fleet to 51 vessels in operation in 2017, and as of the date of this annual report we have 35 vessels in operation, owned and chartered-in. We may grow our fleet further in the future and this may require us to increase the number of our personnel. We may also have to increase our customer base to provide continued employment for the new vessels.

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

We cannot assure you that we will be able to borrow amounts under loan facilities and restrictive covenants in our loan facilities impose financial and other restrictions on us.

Historically, we have entered into several loan agreements to finance vessel acquisitions, the construction of newbuildings and working capital. As of December 31, 2021, we had $431.8 million outstanding under our facilities and bond. Our ability to borrow amounts under our facilities is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The loan facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

●	pay dividends if there is a default under the loan facilities or if the payment of the dividend would result in a default or breach of a loan covenants;
●	incur additional indebtedness, including through the issuance of guarantees;
●	change the flag, class or management of our vessels;
●	create liens on our assets;
●	sell our vessels;
●	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;
●	merge or consolidate with, or transfer all or substantially all our assets to, another person; and
●	enter into a new line of business.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this annual report, our fleet consists of 35 vessels in operation, owned and chartered-in, having a combined carrying capacity of 4.5 million dead weight tons, or dwt, and a weighted average age of 10.2 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Volatility of LIBOR and discontinuance of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

The “LIBOR” is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The publication of U.S Dollar LIBOR for the one-week and two month U.S Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023.

We and our lenders under our LIBOR-based facilities may seek to amend such agreements to replace LIBOR with a different index to the extent such alternative index is expected to be used generally in the debt markets.  The new index may not be as favorable as those in effect prior to any LIBOR phase-out. Alternatively, our lenders may require that we agree to a different benchmark as the base for the interest calculation that may be higher than current LIBOR rates. As a result, our lending costs under our LIBOR-based debt facilities could increase significantly.

The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuate with changes in LIBOR, significant changes in LIBOR, or any other rate that would replace LIBOR, would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, as discussed above, LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2021, 2020, and 2019, approximately 10%, 34% and 60%, respectively, of our revenues were derived from one, two and four charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2021 taxable year and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders, although, for the 2021 taxable year, we estimate our maximum U.S. federal income tax liability to be immaterial if we were subject to this U.S. federal income tax. See “Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of U.S. federal income tax considerations.

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

Risks Relating to Our Common Stock

We cannot assure you that our board of directors will continue to declare dividends on shares of our common stock in the future.

In order to position us to take advantage of market opportunities in a then-deteriorating market, our board of directors, beginning with the fourth quarter of 2008, suspended our common stock dividend. As a result of improving market conditions in 2021, our board of directors elected to declare dividends with respect to the third and fourth quarters of 2021, however we cannot assure you that our board of directors will continue to declare and pay dividends going forward. Our dividend policy going forward will be assessed by our board of directors from time to time, based on prevailing market conditions, available cash, uses of capital, contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs, the requirements of Marshall Islands law and other factors deemed relevant to our board of directors.

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

The market price of our common stock has fluctuated widely and there is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

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

As of the date of this annual report, Mrs. Semiramis Paliou, our Chief Executive Officer and Director, beneficially owns 16,413,301 shares, or approximately 19.1% of our outstanding common stock, which is held indirectly through entities over which she exercises sole voting power. Mrs. Paliou controls 10,675 shares of Series C Preferred Stock, par value $0.01 per share, issued on January 31, 2019, and 400 shares of Series D Preferred Stock, issued on June 22, 2021. The Series C Preferred Stock vote with our common shares and each share of the Series C Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer. The Series D Preferred Stock vote with the common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. Through her beneficial ownership of common shares and shares of Series C Preferred Stock and Series D Preferred Stock, Mrs. Paliou controls 36.0% of the vote of any matter submitted to the vote of the common shareholders. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mrs. Paliou and the entities controlled by Mrs. Paliou have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as our Chief Executive Officer continues to own a significant amount of our equity, even though the amount held by her represents less than 50% of our voting power, she will continue to be able to exercise considerable influence over our decisions. The interests of these shareholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which, as of December 31, 2021, 84,672,258 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into.

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

Our Series B Preferred Shares are subordinated to all of our existing and future indebtedness. Therefore, our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our amended and restated articles of incorporation currently authorize the issuance of up to 25,000,000 preferred shares, par value $0.01 per share. Of these preferred shares, 1,000,000 shares have been designated Series A Participating Preferred Stock, 5,000,000 shares have been designated Series B Preferred Shares, 10,675 are designated as Series C Preferred Shares and 400 are designated as Series D Preferred Shares. The Series B Preferred Shares are senior in rank to the Series A Participating Preferred Shares. The issuance of additional Series B Preferred Shares or other preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares. The Series B Preferred Shares do not contain any provisions affording the holders of our Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Shares, so long as the rights of our Series B Preferred Shares are not directly materially and adversely affected.

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

During 2021, we sold four vessels to unaffiliated third parties. In January 2021 we sold the 2006-built vessel “Sideris GS”, for a sale price of $11.5 million before commissions and the 2006-built vessel Coronis for a sale price of $7.1 million before commissions pursuant to Memoranda of agreement, both signed in September 2020. In March 2021, we sold the 2001-built vessel Oceanis, for a sale price of $5.75 million before commissions, pursuant to a Memorandum of Agreement signed in December 2020. In July 2021, we sold the 2006-built vessel “Naias”, for a sale price of $11.25 million before commissions pursuant to a Memorandum of Agreement signed in March 2021.

During 2021, we repurchased in three tender offers 12.9 million shares of our outstanding common stock, par value of $0.01, for an aggregate amount of $45.4 million.

In April 2021, we entered into an Equity Distribution Agreement (the “EDA”) with Maxim Group LLC (“Maxim”), as sales agent, under which the Company may offer and sell, from time to time through Maxim, up to $200.0 million of our common shares, par value $0.01 per share. As of the date hereof, no shares have been sold under the EDA.

In May 2021, we signed a sustainability linked loan facility with ABN AMRO Bank N.V. in the amount of $91 million. The loan is due in full on the earlier of (a) five (5) years from the date of the advancement of the loan and (b) 11th June 2026.  Under this loan, the margin amount that we are required to pay can be either increased or decreased, by up to 10 basis points per year, to the extent that we are able to meet certain sustainability metrics for any fiscal year beginning with the fiscal year ended December 31, 2021. The purpose of the senior secured term loan facility was the refinancing of existing indebtedness of the vessels Medusa, New Orleans, Los Angeles, Philadelphia, Santa Barbara and Artemis, and for general corporate purposes.

In June 2021, we completed the pricing of a $125 million private placement of senior unsecured bonds maturing in June 2026 and callable beginning three years after issuance. The bond offering was priced with a U.S. dollar fixed-rate coupon of 8.375%. Interest is payable semi-annually in arrears in June and December of each year. The bond is trading at Oslo Børs, effective February 1, 2022. In conjunction with the offering in June 2021, we repurchased $74.2 million of the nominal value of the 9.5% senior unsecured bonds due 2023 and with ISIN NO0010832868 (“9.5% Bond”) for $80.5 million, including interest. In September 2021, we redeemed the balance of the 9.5% Bond of $17.8 nominal value for $19.3 million, including interest.

In July 2021, we signed, through seven wholly-owned subsidiaries, a supplemental agreement to the existing secured loan agreement with Nordea Bank Abp, filial i Norge, (i) to extend by 2 years the repayment of the existing secured loan facility from March 2022 to March 2024 and (ii) to increase the loan facility by an amount of $460,000; all other terms to remain the same.

On November 10, 2021, we paid a cash dividend on our common stock amounting to $8.8 million, or $0.10 per share, to all shareholders of record as of November 3, 2021.

In November 2021, we acquired part of a land owned by a subsidiary of Performance Shipping, a related party, for €1.1 million.

Effective November 29, 2021, we completed a spin-off of our wholly-owned subsidiary, OceanPal Inc., or OceanPal, to which we contributed (i) all of the vessel-owning subsidiary shares to OceanPal as a capital contribution and (ii) an aggregate of $1.0 million in cash as working capital. In exchange for the assets contributed, we received 500,000 of OceanPal’s Series B Preferred Shares and 10,000 of OceanPal’s Series C Convertible Preferred Shares, having a fair value of $7.6 million and 100% of OceanPal’s issued and outstanding common stock which we distributed to our shareholders. Each shareholder of record on November 3, 2021 received one common share of OceanPal for every ten common shares of the Company, resulting to a stock dividend amounting to $40.5 million, or $4.6 per share. OceanPal’s shares commenced trading on November 30, 2021 on the Nasdaq Capital Market under the symbol "OP".

In February 2022, we have taken delivery of Leonidas P.C. (ex Magnolia), a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt, which we agreed to acquire from an unaffiliated third party in July 2021, for a purchase price of $22.0 million. In March 2022, we also took delivery of Florida, a Japanese new-building Capesize dry bulk vessel of approximately 181,500 dwt, which we agreed to acquire from an unaffiliated third party in December 2020, for a purchase price of $60.2 million including commissions. The vessel was sold on the same date of delivery to us, to a different unaffiliated third party for $50.0 million and we chartered it back from the buyer for a period of ten years at $13,500 per day. The Company has purchase options beginning at the end of the third year of the agreement.

On March 21, 2022, we paid a cash dividend on our common stock amounting to $17.2 million, or $0.20 per share, to all shareholders of record as of March 9, 2022.

B.Business overview

We specialize in the ownership and bareboat charter-in of dry bulk vessels, determined as one business segment. Each of our vessels is owned through a separate wholly-owned subsidiary. In March 2022, we chartered-in, through a wholly owned subsidiary, a dry bulk carrier under a bareboat agreement.

As of the date of this report, our fleet, owned and chartered-in, consisted of 35 dry bulk carriers, of which eight were Panamax, six were Kamsarmax, five were Post-Panamax, twelve were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 4.5 million dwt and a weighted average age of 10.2 years.

As of December 31, 2021, our operating fleet consisted of 33 dry bulk carriers, of which eight were Panamax, five were Kamsarmax, five were Post-Panamax, eleven were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 4.3 million dwt and a weighted average age of 10.4 years. As of December 31, 2021, the Company had agreed to acquire a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt, delivered on February 16, 2022 and a Capesize dry bulk vessel of 181,500 dwt, which was sold and leased back under a bare boat charter on March 29, 2022.

As of December 31, 2020, our operating fleet consisted of 40 dry bulk carriers, of which 13 were Panamax, five were Kamsarmax, five were Post-Panamax, 13 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.0 million dwt and a weighted average age of 10.2 years. As of December 31, 2020, the Company had agreed to sell the vessels Coronis, Sideris G.S. and Oceanis, of which Coronis and Sideris GS were delivered to their buyers in January 2021 and Oceanis was delivered in March 2021.

As of December 31, 2019, our operating fleet consisted of 42 dry bulk carriers, of which 14 were Panamax, five were Kamsarmax, five were Post-Panamax, 14 were Capesize and four were Newcastlemax vessels, having a combined carrying capacity of approximately 5.2 million dwt and a weighted average age of 9.5 years.

During 2021, 2020 and 2019, we had a fleet utilization of 99.1%, 97.9% and 98.6%, respectively, our vessels achieved daily time charter equivalent rates of $15,759, $10,910 and $12,796, respectively, and we generated revenues of $214.2 million, $169.7 million and $220.7 million, respectively.

We operate our vessels worldwide, in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has a limited direct impact on our operating results as we charter our vessels to customers pursuant to medium-term and long-term time charter agreements.

Management of Our Fleet

The commercial and technical management of our fleet, owned and bareboat chartered-in, as well as the provision of administrative services relating to the fleet’s operations, are carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM. In exchange for providing us with commercial and technical services, personnel and office space, we pay DSS a commission, which is a percentage of the managed vessels’ gross revenues, a fixed monthly fee per managed vessel and an additional monthly fee for the administrative services provided to Diana Shipping Inc. Such services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that Diana Shipping Inc. would require to perform its operations. Similarly, in exchange for providing us with commercial and technical services, we pay to DWM a commission which is a percentage of the managed vessels’ gross revenues and a fixed management monthly fee for each managed vessel. The amounts deriving from the agreements with DSS are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements. The management fees and commissions deriving from the agreements with DWM are included in our statement of operations in “Management fees to related party” and “Voyage Expenses”.

Steamship Shipbroking Enterprises Inc., or Steamship, a related party controlled by our Chairman of the Board, Mr. Simeon Palios, provides brokerage services to us, since June 1, 2010. Brokerage fees are included in “General and Administrative expenses” in our statement of operations. The terms of this relationship are currently governed by a Brokerage Services Agreement dated July 1, 2020.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of April 21, 2022.

		Sister	Gross Rate			Delivery Date to	Redelivery Date to
	Vessel	Ships*	(USD Per Day)	Com**	Charterers	Charterers***	Owners****	Notes
	8 Panamax Bulk Carriers

1	MELIA		$25,750	5.00%	Viterra Chartering B.V., Rotterdam	11-Jun-21	30-Apr-22 - 7-Jun-22	1
	2005 76,225
2	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	21-Mar-22 - 25-Mar-22
			$21,250	4.75%	Cargill International S.A., Geneva	21-Mar-22	20-Jun-23 - 20-Aug-23
	2006 76,942				Engelhart CTP Freight (Switzerland) SA
3	LETO		$25,500	4.75%	Aquavita International S.A.	3-Oct-21	1-Feb-23 - 15-Apr-23
	2010 81,297
4	SELINA	A	$26,500	5.00%	ASL Bulk Shipping HK Limited	2-Sep-21	15-Jun-22 - 15-Sep-22
	2010 75,700
5	MAERA	A	$26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	1-Oct-22 - 15-Dec-22
	2013 75,403
6	ISMENE		$18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	15-Dec-22 - 15-Feb-23
	2013 77,901
7	CRYSTALIA	B	$26,100	5.00%	Uniper Global Commodities SE, Düsseldorf	21-Sep-21	1-Oct-22 - 15-Dec-22
	2014 77,525
8	ATALANDI	B	$24,500	4.75%	Aquavita International S.A.	5-Oct-21	15-Feb-23 - 30-Apr-23
	2014 77,529

	6 Kamsarmax Bulk Carriers
9	MAIA	C	$25,000	5.00%	Viterra Chartering B.V., Rotterdam	20-Jun-21	1-May-22 - 30-Jun-22
	2009 82,193
10	MYRSINI	C	$22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	1-Dec-22 - 31-Jan-23
	2010 82,117
11	MEDUSA	C	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	9-Mar-22
			$26,000	4.75%		9-Mar-22	15-May-23 - 15-Jul-23
	2010 82,194
12	MYRTO	C	$28,500	5.00%	Solebay Shipping Transocean Company Limited	10-Sep-21	15-Aug-22 - 15-Oct-22
	2013 82,131
13	ASTARTE		$21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	15-Apr-23 - 15-Jun-23	2

	2013 81,513
14	LEONIDAS P. C.		$24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	1-Mar-23 - 30-Apr-23	3
	2011 82,165

	5 Post-Panamax Bulk Carriers
15	ALCMENE		$17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	20-Dec-22 - 5-Mar-23
	2010 93,193
16	AMPHITRITE	D	$27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	15-Oct-22 - 15-Dec-22
	2012 98,697
17	POLYMNIA	D	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	4-Feb-22	4
			$24,750	5.00%		4-Feb-22	15-Jan-23 - 15-Mar-23
	2012 98,704
18	ELECTRA	E	$21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	13-Apr-22 - 10-Apr-22	5
			$16,500	5.00%	Raffles Shipping International Pte. Ltd.	13-Apr-22	30-Jun-22	6
	2013 87,150
19	PHAIDRA	E	$28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	2-Sep-21	1-Jul-22 - 15-Sep-22
	2013 87,146

	12 Capesize Bulk Carriers
20	ALIKI		$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Mar-21	21-Feb-22
			$24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	1-Feb-23 - 15-Apr-23
	2005 180,235
21	BALTIMORE		$10,500	5.00%	Trafigura Maritime Logistics Pte. Ltd.	8-Feb-22	8-Apr-22	7
			$16,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	8-Apr-22	27-Jun-22 - 17-Jul-22	8
	2005 177,243
22	SEMIRIO	F	$19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15-Aug-23 - 15-Nov-23
	2007 174,261
23	BOSTON	F	$25,500	5.00%	C Transport Maritime Ltd., Bermuda	16-Jun-21	20-Apr-22	9
			$13,000	5.00%	Richland Bulk Pte. Ltd.	20-Apr-22	3-Jun-22	10,11
	2007 177,828
24	HOUSTON	F	$27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	15-Jul-22 - 15-Oct-22
	2009 177,729
25	NEW YORK	F	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	30-Apr-22 - 30-Jun-22	1
	2010 177,773
26	SEATTLE	G	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	2-Mar-22
			$26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	2-Mar-22	1-Oct-23 - 15-Dec-23
	2011 179,362
27	P. S. PALIOS	G	$26,500	4.75%	Olam International Limited, Singapore	5-Jun-21	19-Apr-22	1,12
	2013 179,134
28	G. P. ZAFIRAKIS	H	$22,750	4.75%	Cargill International S.A., Geneva	1-Dec-21	1-Nov-22 - 31-Dec-22
	2014 179,492
29	SANTA BARBARA	H	$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	19-Mar-22	13
			$29,500	4.75%		19-Mar-22	10-May-23 - 10-Jul-23
	2015 179,426
30	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Mar-22
			$32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	20-Nov-23 - 31-Jan-24
	2015 180,960
31	FLORIDA		$25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29-Jan-27 - 29-May-27	14
	2022 182,063

	4 Newcastlemax Bulk Carriers
32	LOS ANGELES	I	$26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15-Jan-23 - 15-Mar-23	15
	2012 206,104
33	PHILADELPHIA	I	$28,500	5.00%	Classic Maritime Inc.	22-Apr-21	7-Mar-22	16
			$26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	1-Feb-24 - 15-Apr-24
	2012 206,040
34	SAN FRANCISCO	J	$24,700	5.00%	Olam International Limited, Singapore	11-Feb-21	18-Feb-22	17
			$30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	1-Mar-23 - 15-May-23
	2017 208,006
35	NEWPORT NEWS	J	$28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16-Dec-21	1-Jul-23 - 30-Sep-2023	18
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.

** Total commission percentage paid to third parties.

*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Based on latest information.

2Vessel on scheduled drydocking from December 28, 2021 to January 30, 2022.

3Vessel was delivered to the Company on February 16, 2022.

4Charterers agreed to compensate the owners, for all the days over and above the new maximum redelivery date (January 13, 2022), with hire rate equal to the average of Baltic Panamax 82 Index 5TC weighted time charter average plus 15% or vessel’s present Charter Party rate, whichever is higher.

5Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 10, 2022), with hire rate equal to the average of Baltic Panamax Index 5TC weighted time charter average minus 10% or vessel’s present Charter Party rate, whichever is higher.

6For two laden legs of maximum duration up to June 30, 2022.

7Charter included a one time ballast bonus payment of US$1,000,000.

8Redelivery date based on an estimated time charter trip duration of about 80-100 days.

9Estimated redelivery date from the charterers.

10Estimated delivery date to the charterers.

11Redelivery date based on an estimated time charter trip duration of about 40 days.

12Charterers have agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 15, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 10% or vessel’s present Charter Party rate, whichever is higher.

13Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (March 5, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 23% or vessel’s present Charter Party rate, whichever is higher.

14Bareboat chartered-in for a period of ten years at US$13,500 per day.

15Vessel on scheduled drydocking from December 23, 2021 to January 30, 2022.

16Vessel on scheduled drydocking from March 7, 2022 to April 12, 2022.

17The charter rate was US$17,750 per day for the first one hundred five (105) days of the charter period.

18Vessel on scheduled drydocking from February 3, 2022 to March 2, 2022.

Our Customers

Our customers include regional and international companies, such as Cargill International S.A., Glencore Grain B.V., Koch Shipping Pte Ltd and Swissmarine Services S.A. During 2021, one of our charterers accounted for 10% of our revenues: Cargill (10%). During 2020, two of our charterers accounted for 34% of our revenues: Cargill (18%) and Koch (16%). During 2019, four of our charterers accounted for 60% of our revenues: Swissmarine (18%), Cargill (16%), Koch (14%), and Glencore (12%).

We charter our dry bulk carriers, owned and bareboat chartered-in, to customers pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2021, we paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers ranged from a low of 595 in February 2019 to a high of 2,518 in September. In 2020, the BDI ranged from a low of 393 in May to a high of 2,097 in October. In 2021, the BDI ranged from a low of 1,303 in February to a high of 5,650 in October to drop again to a low of 1,381 in January 2022. The BDI has since recovered from the January 2022 levels and closed at 2,115 on April 19, 2022.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped was 28 years in 2021, 27 years in 2020 and 29 years in 2019.

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

Vessel Prices

Dry bulk vessel values in 2021 generally were higher as compared to 2020. Consistent with these trends were the market values of our dry bulk carriers. Although charter rates and vessel values partially recovered during 2021, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

●	We own a modern, high quality fleet of dry bulk carriers. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.
●	Our fleet includes groups of sister ships. We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.
●	We have an experienced management team. Our management team consists of experienced executives who have, on average, more than 30 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business.
●	We benefit from the experience and reputation of Diana Shipping Services S.A. and the relationship with Wilhelmsen Ship Management through the Diana Wilhelmsen Management Limited joint venture.
●	We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.
●	We have a strong balance sheet and a relatively low level of indebtedness. We believe that our strong balance sheet and relatively low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our loan facilities in connection with any future acquisitions or otherwise and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in 2021 and to the date of this annual report.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I prevention of pollution by Oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention of the Protection of the Mediterranean Sea Against Pollution agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024.   The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by ship-owners and managers by 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of future regulations is hard to predict at this time.

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

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Irrespective of the BWM convention, certain countries such as the U.S. have enforced and implemented regional requirement related to the system certification, operation and reporting.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021. Our fleet already complies with this regulation.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Requirements for the Safe and Environmentally Sound Recycling of Ships

In 2009 the Hong Kong International Convention and MEPC 269(68) adopted the guidelines for the preparation of the Inventory of Hazardous Materials. The Convention concerns all vessels over 500 GT entitled to fly the flag of a Party or operating under its authority, with some exceptions like warships. According to the Convention the shipowner should control Ship’s Hazardous Materials inherent in ship’s structure, machinery, equipment and paints, coatings and prohibit the new installations of Hazardous Materials, by maintaining an Inventory of Hazardous Materials (IHM). It is the Company’s responsibility to maintain the IHM Part I up to date, during the life of the ship, according to MEPC Guidelines.  The ships are subject to survey (initial, renewal, additional and final) and certification and should keep a valid International Certificate on Inventory of Hazardous Materials or an International Ready for Recycling Certificate (in case of recycling), on board. For ships been resulted to contain hazardous materials (like asbestos), actions for removal should be taken by the shipowner. The ships should only be recycled according to the regulations. If the ship is detected to be in violation of this Convention, the Party carrying out an inspection may take steps to warn, detain, dismiss, or exclude the ship from its ports, which might have an impact in our commercial image and cause high fines to the company. Our fleet already complies with this regulation, although not yet into force, but the preparation, maintenance and whenever needed removal have resulted in substantial costs.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had  proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”). In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over three-year period. This will require shipowners to buy permits to cover these emissions.  Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

EU Ship Recycling Regulation

The Regulation is mostly aligned with the Hong Kong Convention on Ship Recycling, mentioned earlier and aims quick ratification of the Convention. However, it sets some additional requirements and has been into force since 2015 for new ships and 2020 for existing ships. It concerns vessels over 500 GT flying the flag of a member state or vessels flying the flag of a 3rd party calling at port or anchorage of member states. Our fleet fully complies with this regulation. Our fleet’s Inventories of Hazardous Materials preparation, certification and continuous maintenance have resulted in a significant cost to the Company.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new rules are finalized, they could affect our operations.

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

Inspection by Flag administration and Classification Societies

The flag represents the nationality of the ship, showing that it’s under the control of the registered country and must comply with international and maritime law of it. The flag is required to take measures to ensure safety at sea and should verify that ships under its authority, conform relevant international standards, in regard to construction, design, equipment and manning of ships, through on board physical inspections.

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

D.Property, plants and equipment

Since October 8, 2010, DSS owns the land and the building where we have our principal corporate offices in Athens, Greece. In addition, in December 2014, DSS acquired a plot of land jointly with two other related entities from unrelated individuals and in November 2021 acquired an additional part of this land owned by one of our related parties. This plot is in the same area as our principal offices. Other than this interest in real property, our only material properties are the vessels in our fleet.

Item 4A.Unresolved Staff Comments

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

A.	Operating results

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.
(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
(7)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

The following table reflects such factors for the periods indicated:

	As of and for the
	Year Ended December 31,
	2021	2020	2019

Fleet Data:
Average number of vessels (1)	36.6	40.8	45.0
Number of vessels at year-end	33.0	40.0	42.0
Weighted average age of vessels at year-end (in years)	10.4	10.2	9.5
Ownership days (2)	13,359	14,931	16,442
Available days (3)	13,239	14,318	16,192
Operating days (4)	13,116	14,020	15,971
Fleet utilization (5)	99.1%	97.9%	98.6%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$15,759	$10,910	$12,796
Daily vessel operating expenses (7)	5,596	5,750	5,510

The following table reflects the calculation of our TCE rates for the periods presented:

	Year Ended December 31,
	2021	2020	2019

	(in thousands of U.S. dollars, except for
	TCE rates, which are expressed in U.S. dollars,
	and available days)
Time charter revenues	$214,203	$169,733	$220,728
Less: voyage expenses	(5,570)	(13,525)	(13,542)
Time charter equivalent revenues	$208,633	$156,208	$207,186
Available days	13,239	14,318	16,192
Time charter equivalent (TCE) rate	$15,759	$10,910	$12,796

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

●the duration of our charters;
●our decisions relating to vessel acquisitions and disposals;
●the amount of time that we spend positioning our vessels;
●the amount of time that our vessels spend in drydock undergoing repairs;
●maintenance and upgrade work;
●the age, condition and specifications of our vessels;
●levels of supply and demand in the dry bulk shipping industry; and
●other factors affecting spot market charter rates for dry bulk carriers.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Revenues derived from time charter agreements in 2021 were negatively affected by the sale of vessels during the year, but the significant increase in charter rates resulted in increased revenues despite the decrease in ownership days. In the first quarter of 2022, we increased the size of our fleet as we took delivery of two vessels, one acquired and one chartered-in under a bareboat charter, however we expect the ownership days to be less compared to 2021. Despite the expected decrease in ownership days, as we have already fixed a significant part of our ownership days in 2022 under time charter agreements at increased rates compared to our average rate in 2021, we expect our revenues in 2022 to increase compared to 2021.

Voyage Expenses

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker gain or loss deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2022, we expect our voyage expenses to increase compared to 2021, due to the expected increase in revenues. The effect of bunker prices cannot be determined, as a gain or loss from bunkers results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses generally represent fixed costs. Vessel operating expenses have been reduced since 2019 due to the sale of vessels. For 2022, we expect our operating expenses to decrease further compared to 2021, as a result of the expected average decrease of the size of the fleet compared to 2021.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Since 2019, depreciation expense has been reduced due to the sale of vessels and impairment charges. During 2021, we sold four vessels in January, March and July of 2021 and in November 2021 we contributed to OceanPal the shares of three ship-owning companies, owning the vessels Calipso, Protefs and Salt Lake City. Three of the vessels sold in 2021 were held for sale since 2020, when we agreed to sell them. In 2020, we had agreed to sell two more vessels, for which their sales were concluded in 2020. In the first quarter of 2022, we took delivery of two vessels, a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt, delivered on February 16, 2022 and a Capesize dry bulk vessel of 181,500 dwt, which was sold to an unrelated third party and leased back under a bare boat charter on March 29, 2022. For 2022, we expect depreciation expense to increase due to the addition of the two vessels in the fleet in the first quarter of 2022, having an increased value compared to the ones sold in 2021 and as such increased depreciation and we expect this increase to be partly offset by the decreased depreciation expense due to the sale of Naias, which was held for sale since March 2021 and the spin-off of OceanPal in November 2021.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. During the last three years, our general and administrative expenses are at the same level with the exception of 2020 which increased due to an accelerated vesting of restricted stocks of board members who resigned and the shares which were awarded to them fully vested on the date of their resignation. For 2022, we expect our general and administrative expenses to remain at the same levels, as they are not affected by the size of the fleet. However, they are affected by the exchange rate of Euro to US Dollars, as about half of the administrative expenses are in Euro.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt and senior unsecured bonds. As at December 31, 2021 our aggregate debt amounted to $431.8 million. While our bond has a fixed coupon, all of our loan agreements with our banks have a floating rate based on LIBOR plus a margin and we expect our interest cost to be affected by the expected discontinuance of LIBOR. As of the date of this report, we do not have any agreements to mitigate our exposure in interest rates and we have not made any agreements with our banks to replace LIBOR. As the rate to replace LIBOR is not known, we are not in a position to determine the effect of interest rates on our results of operations and cash flows and we expect to manage such exposure through our regular operating and financing activities. As interest rates have increased since the beginning of the year and up to the date of this annual report, we expect interest and finance costs in 2022 to increase, but this increase to be partly offset by decreased average debt.

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

When we purchase a vessel and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

●obtain the charterer’s consent to us as the new owner;
●obtain the charterer’s consent to a new technical manager;
●in some cases, obtain the charterer’s consent to a new flag for the vessel;
●arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●replace all hired equipment on board, such as gas cylinders and communication equipment;
●negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
●register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
●implement a new planned maintenance program for the vessel; and
●ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

●employment and operation of our vessels; and
●management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

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
●vessel hiring management;
●vessel surveying; and
●vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

●management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●management of our accounting system and records and financial reporting;
●administration of the legal and regulatory requirements affecting our business and assets; and
●management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	rates and periods of charter hire;
●	levels of vessel operating expenses;
●	depreciation expenses;
●	financing costs;
●	the effects of COVID-19;
●	the war in the Ukraine; and
●	fluctuations in foreign exchange rates.

Results of Operations

Year ended December 31, 2021 compared to the year ended December 31, 2020

Time charter revenues. Time charter revenues increased by $44.5 million, or 26%, to $214.2 million in 2021, compared to $169.7 million in 2020. The increase in time charter revenues was mainly due to increased average time charter rates that the Company achieved for its vessels, which increased to $15,759 in 2021 from $10,910 in 2020, representing a 44% increase. In addition to this, we achieved better utilization rate of 99.1%, compared to 97.9%. This increase was partly offset by decreased operating days in 2021 days compared to last year, resulting from the sale of four vessels, two in January, one in March and one in July of 2021, and the contribution to OceanPal of the shares of three ship-owning companies, owning the vessels Calipso, Protefs and Salt Lake City in November 2021, as well as the sale of two vessels in 2020. Operating days for the year ended December 31, 2021 were 13,116 compared to 14,020 for the same period of 2020.

Voyage expenses. Voyage expenses decreased by $7.9 million, or 59%, to $5.6 million in 2021 as compared to $13.5 in 2020. This decrease was mainly due to gain on bunkers amounting to $6.0 million in 2021 compared to $3.7 million loss in 2020. The gain on bunkers was mainly due to the difference in the price of bunkers paid by the Company to the charterers on the redelivery of the vessels from the charterers under the previous charter party agreement and the price of bunkers paid by charterers to the Company on the delivery of the same vessels to their charterers under new charter party agreements. The decrease was partly offset by commissions, which is the main part of voyage expenses, and which in 2021 increased to $10.8 million compared to $8.3 million in 2020 due to the increase in revenues.

Vessel operating expenses. Vessel operating expenses decreased by $11.0 million, or 13%, to $74.8 million in 2021 compared to $85.8 million in 2020. The decrease in operating expenses is attributable to the decrease in ownership days in 2021, which was due to the sale in 2021 of four vessels to unrelated third parties, the contribution of three vessels to OceanPal in November 2021 and the sale of two more vessels in 2020, as noted above. The decrease in operating expenses was partly offset by increased crew costs due to the COVID-19 restrictions encountered in various ports, which resulted in increased traveling and covid related costs. This caused daily average crew costs in 2021 to increase by 5% compared to 2020. Total daily operating expenses were $5,596 in 2021 compared to $5,750 in 2020, representing a 3% decrease.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges decreased by $2.5 million, or 6%, to $40.5 million in 2021, compared to $43.0 million in 2020. This decrease was due to the fact that of the four vessels sold in 2021, three were held for sale since our agreements to sell those vessels in 2020 and the fourth vessel was held for sale since March 2021 although her sale was completed in July 2021. Additionally, the vessels contributed to OceanPal in a spin-off were removed from the fleet in November 2021. Two more vessels were sold to unaffiliated third parties in March and August 2020, contributing also to decreased depreciation expense. This decrease due to depreciation was partly offset by an increase in the amortization of deferred cost as a result of the drydock cost incurred by 13 vessels having drydock surveys in 2020 and by four vessels in 2021.

General and administrative expenses. General and Administrative Expenses decreased by $3.6 million, or 11%, to $29.2 million in 2021 compared to $32.8 million in 2020. The decrease is mainly due to the accelerated vesting of vested shares of board members who resigned in 2020 which increased the restricted stock expense by $4.1 million in 2020. Additionally, payroll cost and directors and officers insurance decreased in 2021 compared to 2020.

Management fees to related party. Management fees to a related party amounted to $1.4 million in 2021 compared to $2.0 million in 2020. The decrease is attributable to decreased average number of vessels managed by DWM in 2021 compared to 2020, due to the sale of one vessel and the contribution of the three vessel-owning companies to OceanPal, which were all managed by DWM.

Vessel Impairment charges.  While there was no Impairment in 2021, in 2020 vessel impairment charges amounted to $104.4 million. This consisted of $11.3 million resulting from the sale of vessels measured at the lower of their carrying value and fair value (sale price) less costs to sell which were classified as held for sale and $93.3 million from the Company’s estimated undiscounted projected net operating cash flows, expected to be generated by the use of nine vessels over their remaining useful lives and their eventual disposition being less than carrying amount of these vessels. Vessel impairment charges for 2020 were partly offset by a gain of $0.2 million, following the withdrawal from the market, of the vessel Calipso, which as of December 31, 2019 was held for sale.

(Gain)/Loss on sale of vessels. Gain on sale of vessels amounted to $1.4 million which resulted from the sale of Naias in 2021 compared to loss of $1.1 million in 2020 which resulted from the sale of the vessels Norfolk and Arethusa in 2020.

Interest expense and finance costs.    Interest and finance costs decreased by $1.3 or 6% to $20.2 million in 2021 compared to $21.5 million in 2020. The decrease was primarily attributable to a decreased average interest rate resulting from our loan and bond agreements in 2021 which was 4.11% compared to 4.37% in 2020. This decrease was partly offset by the increase of the average outstanding balance of our debt between the two periods, mainly resulting from the refinancing of our 9.5% Bond. In 2021, we fully repurchased and redeemed our 9.5% Bond, which had an outstanding balance of $92 million, and we issued $125 million of nominal value of the 8.375% senior unsecured bond.

Interest and other income. Interest and other income decreased by $0.5 million, or 71%, to $0.2 million in 2021 compared to $0.7 million in 2020. The decrease is attributable to decreased deposit rates and was partly offset by accrued dividend income amounting to $68,889, from the Company’s investment in the Series C Preferred stock of OceanPal after its spin-off, recorded for the period from November 30 to December 31, 2021.

(Loss)/gain on extinguishment of debt. Loss on extinguishment of debt amounted to $1.0 million in 2021 and was due to the repurchase and redemption of $17.8 million of nominal value for $18.5 million in September 2021 and $0.3 million of written off financing costs relating to the redemption of the bond and other loan agreements which were prepaid in 2021 and refinanced under our $91 million ABN sustainability linked loan. Gain on extinguishment of debt in 2020 amounted to $0.4 million and was due to the repurchase of $8 million of nominal value of our 9.5% Bond for $7.5 million decreased by $0.1 million of written off financing costs due to such repurchase.

Gain on spin-off of OceanPal Inc. In 2021, the gain of $15.3 million was due to the spin-off of OceanPal in November 2021, pursuant to which, the Company contributed to OceanPal the shares of three ship-owning companies owning the vessels Protefs, Calipso and Salt Lake City. The gain represents the difference between the fair value of the assets contributed, amounting to $48.1 million, and their carrying value consisting of $30.3 million of vessel cost, $2.0 million of assets contributed and $0.5 million of unamortized deferred costs.

Loss on related party investments. In 2021, loss on related party investments, amounted to $0.3 million, as compared to $1.1 million in 2020 and relates to the loss in each year on our 50% interest in DWM.

Year ended December 31, 2020 compared to the year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, for the year ended December 31, 2020 filed with the SEC on March 12, 2021.

B.	Liquidity and Capital Resources

We finance our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt and senior unsecured bond. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and repurchase of our common stock.

As at December 31, 2021 and 2020, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $60.5 million and $43.1 million, respectively. The increase in working capital was mainly due to increased earnings in 2021 compared to 2020, resulted from the improvement in charter rates, as in 2021, we fixed our vessels at increased rates compared to the previous year. We also entered into several loan refinancing agreements with our banks to extend the loan maturities of loans which would become repayable in 2022 or 2023 to expire in 2024 and decrease our cash outflows. We refinanced our $100 million 9.5% senior unsecured bond maturing in 2023 with our $125 million 8.375% senior unsecured bond maturing in 2026, under which we were able to borrow more funds at reduced cost. In addition, we sold four of our older vessels in our fleet and incurred less expenditures in dry-dock surveys and vessel improvements compared to the prior year.

Cash and cash equivalents, including restricted cash, was $126.8 million at December 31, 2021 and $82.9 million as at December 31, 2020. Restricted cash mainly consists of the minimum liquidity requirements under our loan facilities. As at December 31, 2021 and 2020, restricted cash amounted to $16.5 million and $20.0 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $72.5 million to $89.7 million in 2021 compared to $17.2 million in 2020. This increase in cash from operating activities was attributable to increased revenues as a result of better rates and better utilization rate for our vessels compared to 2020; lower voyage and operating expenses, due to the sale of vessels; and lower dry-docking costs, as four vessels had drydock surveys in 2021 compared to thirteen vessels in 2020.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $13.4 million for 2021, which consists of $17.4 million paid for vessel acquisitions and improvements due to new regulations; $33.7 million of proceeds from the sale of four vessels in 2021; $0.4 million investment in DWM; $1.6 million relating to the acquisition of property and equipment and $1 million contributed to OceanPal inc. in relation to the spin-off transaction.

Net Cash Used In Financing Activities

Net cash used in financing activities was $59.2 million for 2021, which consists of $101.3 million proceeds from issuance of long term debt and bond; $93.2 million of indebtedness that we repaid; $5.8 million and $8.8 million of dividends paid on our Series B Preferred Stock and common stock, respectively; $45.4 million paid for repurchase of common stock; and $7.6 million of finance costs paid in relation to new loan agreements and bond.

Capital Expenditures

We make capital expenditures in connection with vessel acquisitions and constructions, which we finance with cash from operations, debt under loan facilities at terms acceptable to us, with funds from equity issuances.

In February 2022, we took delivery of Leonidas P.C (ex Magnolia), which we had agreed to acquire for the purchase price of $22.0 million. We funded the purchase price of the vessel with cash on hand. On March 29, 2022, we took delivery of Florida, which we had agreed to acquire for the purchase price of $60.2 million. On the same date of delivery to us, we sold the vessel for $50.0 million in a sale and leaseback transaction to an unrelated third party and since then the vessel is part of our operating fleet. From the sale and leaseback transaction of Florida, we received $2.2 million, being the difference between the balance of the purchase price of $47.4 million which was due on the vessels delivery, inventory onboard the vessel which we purchased and the $50 million of the price we agreed to sell the vessel. In January and April 2022, we paid $2.9 million as dividends on our preferred stock and in March 2022, we paid $17.2 million as dividends on our common stock, all funded from cash on hand.

As of the date of this report, we do not have other capital expenditures for vessel acquisitions or constructions, but we expect to incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs. We expect to cover such capital expenditures and cash flow needs with cash from operations and cash on hand.

In the next twelve months, we will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service, the payment of our preferred dividends and the payment of our bareboat charter for Florida. As of the date of this annual report, we have contracted revenues covering around 79% of our ownership days in 2022, in time charter agreements having an average time charter rate above the one achieved in 2021, and we have also fixed around 20% of our ownerships days in 2023. We believe that contracted and anticipated revenues will result in internally generated cash flows and together with available cash, which at December 31, 2021 amounted to $126.8 million, will be sufficient to fund such capital requirements. Should time charter rates remain at current levels as our time charter agreements are due for renewal during the year, we believe that we will be able to have sufficient funds to cover our capital expenditures in the long-term.

C.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend information

Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Our results of operations depend primarily on charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. In 2021, the BDI ranged from a low of 1,303 in February to a high of 5,650 in October to drop again at a low of 1,381 in January 2022. The BDI has since recovered from the January 2022 levels and closed at 2,115 on April 19, 2022. Although there can be no assurance that the dry bulk charter market will not decline further, as of the date of this annual report, we have fixed more than half of our fleet at rates above our 2021 TCE rate and consequently, we expect our revenues to increase.

Nevertheless, markets continue to be volatile due to COVID and the war in Ukraine and weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk shipping and other shipping sectors. The war in Ukraine has disrupted supply chains and caused instability in the energy markets and the global economy. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector. The price of oil and bunkers we use in our vessels, has increased significantly during the first quarter of 2022, due principally to the war in Ukraine and resulting disruption in the global energy markets. Higher prices for commodities like food and energy will push up inflation and will cause our expenses to increase. The effect of all these factors could have a negative impact on our operations and cash flows.

E.Critical Accounting Estimates

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

Impairment of Vessels

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

For vessels, we calculate undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. The historical ten-year average rate used for the year ended December 31, 2021 to calculate undiscounted projected net operating cash flow was $11,363 for Panamax, Kamsarmax and Post-Panamax vessels and $15,543 for our Capesize and Newcastlmax vessels, compared to $10,644 and $14,789, respectively for the year ended December 31, 2020. Other assumptions used in developing estimates of future undiscounted cash flow are the charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap. Assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss. Although no impairment loss was identified or recorded in 2021, according to our assessment, the carrying value plus unamortized deferred cost of vessels for which impairment indicators existed as at December 31, 2021, was $75.1 million.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value plus unamortized deferred cost, even though we would not impair those vessels’ carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized deferred cost of each of our vessels as of December 31, 2021 and 2020 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2021 and 2020, the aggregate carrying value of 2 and 29 of the vessels in our fleet as of December 31, 2021 and 2020, respectively, exceeded their aggregate charter-free market value by approximately $6 million and $149 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2021 and 2020, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 2 and 29 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2021 and 2020, respectively.

				Carrying Value plus unamortized deferred cost
Vessel		Dwt	Year Built	(in millions of US dollars)
				2021	2020
1	Alcmene	93,193	2010	10.5	11.1
2	Aliki	180,235	2005	14.4	15.8 *
3	Amphitrite	98,697	2012	15.6	15.4
4	Artemis	76,942	2006	13.3	14.8 *
5	Astarte	81,513	2013	18.7	19.5 *
6	Atalandi	77,529	2014	17.2	18.0 *
7	Baltimore	177,243	2005	17.6	19.3 *
8	Boston	177,828	2007	16.6	17.5 *
9	Calipso	73,691	2005	—	7.9 *
10	Coronis	74,381	2006	—	6.9
11	Crystalia	77,525	2014	16.9	17.7 *
12	Electra	87,150	2013	13.8	14.5
13	G.P. Zafirakis	179,492	2014	23.9	24.8 *
14	Houston	177,729	2009	20.7	22.2 *
15	Ismene	77,901	2013	11.1	11.8
16	Leto	81,297	2010	14.7	15.8 *
17	Los Angeles	206,104	2012	24.2	24.8 *
18	Maera	75,403	2013	11.0	11.4
19	Maia	82,193	2009	14.0	15.1 *
20	Medusa	82,194	2010	14.2	15.4 *
21	Melia	76,225	2005	11.3	12.7 *
22	Myrsini	82,117	2010	16.4	17.8 *
23	Myrto	82,131	2013	18.2	19.2 *
24	Naias	73,546	2006	—	9.1 *
25	New Orleans	180,960	2015	35.0	36.7 *
26	New York	177,773	2010	15.5	16.5 *
27	Newport News	208,021	2017	43.6	45.2 *
28	Oceanis	75,211	2001	—	5.5
29	P.S. Palios	179,134	2013	36.9 *	38.8 *
30	Phaidra	87,146	2013	13.6	14.2
31	Philadelphia	206,040	2012	24.4	25.5 *
32	Polymnia	98,704	2012	15.9	15.7
33	Protefs	73,630	2004	—	9.2 *
34	Salt Lake City	171,810	2005	—	15.9 *
35	San Francisco	208,006	2017	44.5	45.3 *
36	Santa Barbara	179,426	2015	38.3 *	40.2 *
37	Seattle	179,362	2011	24.0	23.2 *
38	Selina	75,700	2010	10.1	10.9
39	Semirio	174,261	2007	15.7	16.5 *
40	Sideris GS	174,186	2006	—	11.3
	Total	5,001,629		652	749

* Indicates dry bulk vessels for which we believe, as of December 31, 2021 and 2020, the charter-free market value was lower than the vessel’s carrying value plus unamortized deferred cost. We believe that the aggregate carrying value plus unamortized deferred cost of these vessels exceeded their aggregate charter-free market value by approximately $6 million and $149 million, respectively.

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors” entitled “The market values of our vessels could decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values” and the discussion under the heading "Item 4. Information on the Company—B. Business Overview–Vessel Prices.”

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that time charter rates would need to be reduced by 14% to result in impairment of individual long lived assets with indication of impairment. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter
	equivalent rate used	Average break-even rate
Panamax/Kamsarmax/Post-Panamax	$11,363	$9,421
Capesize/Newcastlemax	$15,543	$11,609

It should be noted that as of December 31, 2021, only two of our Capsize vessels, having indication of impairment, would be affected by a reduction in time charter rates below the average break-even rate. Additionally, as time charter rates increased in 2021 compared to 2020, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company’s impairment analysis and as such on the Company’s results of operations:

		Impairment		Impairment		Impairment
		charge		charge		charge
	1-year	(in USD	3-year	(in USD	5-year	(in USD
	(period)	million)	(period)	million)	(period)	million)
Panamax/Kamsarmax/Post-Panamax	$21,932	—	$14,780	—	$13,607	—
Capesize/Newcastlemax	$24,537	—	$18,236	—	$17,369	—

Loan Facilities and Senior Unsecured Bond

As at December 31, 2021, we had $431.8 million of long term debt outstanding under our facilities and Bond, under the agreements described below.

Secured Term Loans:

On December 18, 2014, two of our wholly-owned subsidiaries entered into a loan agreement with BNP for a loan facility of $53.5 million to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios maturing on November 30, 2021. On June 29, 2020, the Company entered into a loan agreement to refinance the loan and extend its maturity to May 19, 2024. The loan is repayable in 14 equal semi-annual installments of approximately $1.6 million and a balloon of $23.6 million payable together with the last installment. The refinanced loan bears interest at LIBOR plus a margin of 2.5%, increased from a margin of 2% of the original loan.

On March 17, 2015, eight of our wholly-owned subsidiaries entered into a loan facility with Nordea for an amount of $93.1 million, maturing on March 19, 2021. On May 7, 2020, the Company entered into a new loan agreement to refinance the loan and extend its maturity to March 19, 2022. On July 29, 2021, the Company entered into a supplemental agreement with Nordea, pursuant to which the borrowers exercised their options to extend the loan maturity to March 2024 and to draw down an additional amount of $460,000. The loan is repayable in equal consecutive quarterly installments of approximately $1.9 million and a balloon of $26.5 million, payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 2.25%, increased from a margin of 2.1% of the original loan.

On March 26, 2015, three of our wholly-owned subsidiaries entered into a loan agreement with ABN AMRO Bank N.V., or ABN, for a secured term loan facility of up to $53.0 million, maturing on March 30, 2021, to refinance part of the acquisition cost of the vessels New York, Myrto and Maia of which $50.2 million was drawn on March 30, 2015. On June 27, 2019, two of our wholly-owned subsidiaries entered into a $25.0 million term loan agreement with ABN, maturing June 28, 2024, to refinance the vessels Selina, Ismene and Houston. On May 22, 2020, we signed a term loan facility with ABN with the purpose to combine the two loans outstanding with ABN and extend the maturity of the first loan, maturing on March 30, 2021 to the maturity of the second loan, maturing on June 30, 2024. The first loan is repayable in equal consecutive quarterly installments of about $1.0 million and a balloon of $13.4 million payable together with the last instalment and bears interest at LIBOR plus a margin of 2.4% increased from a margin of 2.0% of the original loan. The second loan is payable in consecutive quarterly instalments of $0.8 million each and a balloon installment of $9 million payable together with the last installment June 28, 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

On May 20, 2021, we, through six wholly owned subsidiaries, signed a $91 million sustainability linked loan facility with ABN dated May 14, 2021, which was used to refinance existing loan agreements with other banks. The loan is repayable in 20 consecutive quarterly installments of $3.4 million each and a balloon of $23.2 million payable together with the last installment on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which may be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs.

On January 7, 2016, three of our wholly-owned subsidiaries entered into a secured loan agreement with the CEXIM Bank for a loan of up to $75.7 million in order to finance part of the construction cost of three vessels. On January 4, 2017, we drew down $57.24 million to finance part of the construction cost of San Francisco and Newport News, both delivered on January 4, 2017. The loan is payable in 60 equal quarterly installments of about $1.0 million each, the last of which is payable by January 4, 2032, and bears interest at LIBOR plus a margin of 2.3%.

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

Under the secured term loans outstanding as of December 31, 2021, 30 vessels of the Company’s fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2020 and 2021, and the date of this report, we were in compliance with all of our loan covenants.

As at the date of this report, 30 vessels were provided as collateral to secure our loan facilities.

Senior Unsecured Bond due 2026

On June 22, 2021, we issued a $125 million senior unsecured bond maturing in June 2026. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. The bond was offered to the investors of the 9.5% Bond, part of whom exchanged their bonds, including entities affiliated with executive officers and directors of the Company who exchanged their securities and participated with an aggregate principal amount of $21 million. The bond pays interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% payable semi-annually in arrears in June and December of each year. The bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading at Oslo Børs effective February 1, 2022.

As of December 31, 2021, 2020 and 2019 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

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

Name	Age	Position
Semiramis Paliou	47	Class III Director, Chief Executive Officer
Simeon Palios	80	Class I Director, and Chairman
Anastasios Margaronis	66	Class I Director and President
Ioannis Zafirakis	50	Class I Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
William (Bill) Lawes	78	Class II Director
Konstantinos Psaltis	83	Class II Director
Kyriacos Riris	72	Class II Director
Apostolos Kontoyannis	73	Class III Director
Konstantinos Fotiadis	71	Class III Director
Eleftherios Papatrifon	52	Chief Operating Officer
Maria Dede	49	Chief Accounting Officer

The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2022, and the term of our Class III directors expires in 2023.

Mr. William Lawes has advised the Board that he will not seek re-election at the end of his three year term expiring at the Company’s 2022 annual general meeting of shareholders. As previously announced in the Company’s 2022 annual shareholder meeting proxy statement, attached as an exhibit to the Company’s report on form 6K dated April 11, 2022 and available at the SEC’s EDGAR website.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou has served as a Director since March 2015. She has served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee since March 1, 2021. She previously served as Deputy Chief Executive Officer of the Company from October 2019 until February 2021. Ms. Paliou also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February, 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. She has served as a Director of OceanPal Inc. since April 2021. Mrs. Paliou is the Chairperson of the Board of Directors and of the Executive Committee of OceanPal Inc. since November 2021. From November 2018 to February 2020 Ms. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has over 20 years of experience in shipping operations, technical management and crewing. Ms. Paliou began her career at Lloyd’s Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in “Finance for Senior Executives”, in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. She is the daughter of Simeon Palios, the Company’s Chairman, and is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and serves as the Chairperson since June 2020. As of June 2021, she serves as Vice-Chairperson of INTERMEPA. Also, she is a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited since November 2020 and as of February 2022 member of the Union of Greek Shipowners.

Simeon P. Palios has served as the Chairman of the Board of Directors of Diana Shipping Inc. since February 21, 2005 and as a Director since March 9, 1999, and served as the Company’s Chief Executive Officer until February 2021. Mr. Palios also has served as the Chairman of the Board of Directors of Performance Shipping Inc. since January 13, 2010 until February 28, 2022 and served as Chief Executive Officer until October 2020. Mr. Palios also serves currently as the President of Diana Shipping Services S.A., our management company, which was formed in 1986. Mr. Palios was the founder of Diana Shipping Agencies S.A., where he served as Managing Director until November 2004, having the overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens”. He holds a bachelor's degree in Marine Engineering from Durham University.

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

Mr. Ioannis Zafirakis has served as a Director and Secretary of the Company since February 2005 and Chief Financial Officer (Interim Chief Financial Officer until February, 2021) and Treasurer since February 2020 and he is also the Chief Strategy Officer of the Company. Mr. Zafirakis is also member of the Executive Committee of the Company. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Also, he has served as a Director and Secretary of OceanPal Inc. since April 2021 and as the President and Interim Chief Financial Officer since November 2021. He is also member of the Executive Committee of OceanPal Inc. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Eleftherios (Lefteris) A. Papatrifon has served as the Chief Operating Officer of the Company and Diana Shipping Services S.A. since March 2021. Mr. Papatrifon participates on a non-voting basis in the Executive Committee of the Company. Also, he has served as a Director and Chief Executive Officer of OceanPal Inc. since November 2021. Mr. Papatrifon is a member of the Executive Committee of OceanPal Inc. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

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

Apostolos Kontoyannis has served as a Director and as the Chairperson of our Compensation Committee and a member of our Audit Committee since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company. Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in Business Administration and Finance from Boston University.

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

B.Compensation

Aggregate executive compensation (including amounts paid to Steamship) for 2021 was $6.1 million. Since June 1, 2010, Steamship, a related party, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2021, fees for 2021 amounted to $3.3 million and we also paid commissions for vessel sales amounting to $0.7 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses with the exception of the chairman of the audit and compensation committee who receive annual compensation of $40,000. Each director serving as member of a committee receives additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses with the exception of the member of the audit committee who receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. For 2021, 2020 and 2019 fees and expenses of our non-executive directors amounted to $0.5 million, $0.4 million and $0.5 million, respectively.

Since 2008 and until the date of this annual report, our board of directors has awarded an aggregate amount of 25,605,241 shares of restricted common stock, of which 21,422,156 shares were awarded to senior management, and 4,183,085 shares were awarded to non-employee directors. All restricted shares vest ratably over three years, except for 600,000 shares awarded in 2008 which vested ratably over a period of six years until 2014, 1,314,000 shares awarded in 2014 which vested ratably over a period of six years until 2020 and 5,600,000 shares awarded in February 2021 which will vest ratably over a period of five years until 2026. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2021, compensation costs relating to the aggregate amount of restricted stock awards amounted to $7.4 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan for 5,000,000 common shares, amended on May 31, 2018 to increase the common shares to 13,000,000 and further amended on January 8, 2021, referred to as “the Plan”, to increase the number of common shares available for the issuance of equity awards by 20 million shares. Currently, 15,194,759 shares remain reserved for issuance under the Plan.

Under the Plan, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock.  The Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the Plan, the Company’s Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan was adopted by the Board (i.e., January 8, 2031).

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

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2021, 2020 and 2019. Since 2019, the number of seafaring personnel has been decreasing as a result of the sale of vessels in each year.

	Year Ended December 31,
	2021	2020	2019
Shoreside	111	107	111
Seafaring	708	811	914
Total	819	918	1,025

E.Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares and Series C Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of April 27, 2022, for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of	Percent of Class *
		Shares Owned
Common Stock, par value $0.01	Semiramis Paliou (1)	16,413,301	19.1%
	Anastasios Margaronis (2)	8,124,751	9.4%
	Hosking Partners LLP (4)	5,218,653	6.1%

	All other officers and directors as a group	7,357,666	8.5%

* Based on 86,142,258 common shares outstanding as of April 27, 2022.

(1)	Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 19.1% beneficially owned through Tuscany Shipping Corp., or Tuscany, and through 4 Sweet Dreams S.A., as the result of her ability to control the vote and disposition of such entities. As of December 31, 2019, 2020 and 2021, Mrs. Semiramis Paliou owned indirectly 1.2%, 17.8% and 18.9%, respectively, of our outstanding common stock. Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to Taracan Investments S.A., or Taracan, which in September 2020 were contributed to Tuscany and in June 2021, we issued 400 shares of newly designated Series D Preferred Stock, par value $0.01 per share, to Tuscany. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Company. The Series D Preferred Stock will vote with the common shares and each share of the Series D Preferred Stock entitles the holder thereof to up to 100,000 votes on all matters submitted to a vote of the common stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. Through her beneficial ownership of common shares and shares of Series C Preferred Stock and shares of Series D Preferred Stock, Paliou currently controls 36.0% of the vote of any matter submitted to the vote of the common shareholders.
(2)	Mr. Anastasios Margaronis, our President and a member of our board of directors may be deemed to beneficially own Anamar Investments Inc. and Coronis Investments Inc. as the result of his ability to control the vote and disposition of such entities, for an aggregate of 8,124,751 shares.
(3)	This information is derived from a Schedule 13G/A filed with the SEC on February 1, 2022, adjusting the percentage figure based on the common shares issued and outstanding as of the date of this report.

As of April 26, 2022, we had 111 shareholders of record, 94 of which were located in the United States and held an aggregate of 74,857,351 of our common shares, representing 86.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 74,386,232 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

B.Related Party Transactions

OceanPal Inc. Spin-off

On April 15, 2021, we established OceanPal Inc., or OceanPal, with the intention to transfer to it a portion of our fleet and distribute OceanPal’s common stock to the Company’s shareholders as a dividend (the "Spin-off"). Pursuant to the Spin-off, we contributed to OceanPal $1 million in cash as working capital and all of the vessel-owning shares of (i) Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs, (ii) Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso and (iii) Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City; in exchange for 500,000 of OceanPal’s Series B Preferred Shares, 10,000 of OceanPal’s Series C Convertible Preferred Shares and 100% of OceanPal’s common shares issued and outstanding on the Spin-off. On November 29, 2021, we distributed 8,820,240 shares of OceanPal having a value of $40.5 million or $4.6 per share to our shareholders of record on November 3, 2021. OceanPal’s shares commenced trading on November 30, 2021 on the Nasdaq Capital Market under the symbol "OP".

OceanPal Inc. Non-Competition Agreement

We have entered into a non-competition agreement with OceanPal Inc. ("OceanPal"), dated November 2, 2021, pursuant to which we granted to OceanPal (i) a right of first refusal over any opportunity available to us (or any of our subsidiaries) to acquire or charter-in any dry bulk vessel that is larger than 70,000 deadweight tons and that was built prior to 2006 and (ii) a right of first refusal over any employment opportunity for a dry bulk vessel pursuant to a spot market charter presented or available to us with respect to any vessel owned or chartered in, directly or indirectly, by us. The non-competition agreement also prohibits us and OceanPal from soliciting each other's employees. The terms of the non-competition agreement provide that it will terminate on the date that (i) our ownership of OceanPal’s equity securities represents less than 10% of total outstanding voting power and (ii) we and OceanPal share no common executive officers.

OceanPal Inc. Right of First Refusal

On November 2, 2021 we entered into a right of first refusal agreement with OceanPal Inc. pursuant to which we granted OceanPal Inc. a right of first refusal over six drybulk carriers currently owned by us and identified in the agreement. Pursuant to this right of first refusal, OceanPal Inc. has the right, but not the obligation, to purchase one or all of the six identified vessels from us when and if we make a determination to sell one or more of the vessels at a price equal to the fair market value of each vessel at the time of sale, as determined by the average of two independent shipbroker valuations from brokers mutually agreeable to us and OceanPal Inc. If OceanPal Inc. does not exercise its right to purchase a vessel, we have the right to sell the vessel to any third party for a period of three months from the date notified OceanPal Inc. of our intent to sell the vessel.

Series D Preferred Stock

In June 2021, we issued 400 shares of its newly-designated Series D Preferred Stock, par value $0.01 per share, to Tuscany Shipping Corp., an entity controlled by its Chief Executive Officer, Mrs. Semiramis Paliou, for an aggregate purchase price of $360,000. The Series D Preferred Stock has no dividend or liquidation rights. The Series D Preferred Stock will vote with the common shares of the Company, and each share of the Series D Preferred Stock shall entitle the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons. The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company.

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

Steamship Shipbroking Enterprises Inc.

Steamship, an affiliated entity that is controlled by our Chairman of the Board, Mr. Simeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2021, brokerage fees amounted to $3.3 million and we paid an additional amount of $0.7 million for commissions on the sale of vessels. The terms of this relationship are currently governed by a Brokerage Services Agreement dated July 1, 2020 due to expire on June 30, 2022.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman of the Board, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2021, amounted to $2.2 million.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture which provides management services to certain vessels in our fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues. Management fees in 2021 amounted to $1.4 million and commissions on revenues amounted to $0.2 million.

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

Performance Shipping, Acquisition of plot

In November 2021, DSS acquired part of a land owned by Unitized Ocean Transport Limited, a subsidiary of Performance Shipping, for €1.1 million.

C.Interests of Experts and Counsel

Not Applicable.

Item 8.Financial information

A.Consolidated statements and other financial information

See “Item 18. Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1,75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. In February 2021, DWM, as managers of the vessel, entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On September 23, 2021, in the sentencing hearing of the Protefs case, the judge accepted DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2.0 million, which we paid on behalf of DWM and Protefs, a total special assessment and a four year term of probation.

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our business plans and other factors. In order to position us to take advantage of market opportunities in a then-deteriorating market, our board of directors, beginning with the fourth quarter of 2008, suspended our common stock dividend. As a result of improving market conditions in 2021, our board of directors elected to declare dividends with respect to the third and fourth quarters of 2021, as described in Item 4A. History and development of the Company. Our dividend policy going forward will be assessed by our board of directors from time to time, based on prevailing market conditions, available cash, uses of capital, contingent liabilities, the terms of our loan facilities, our growth strategy and other cash needs, the requirements of Marshall Islands law and other factors deemed relevant to our board of directors.

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

B.Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 15 “Subsequent events” of our annual consolidated financial statements.

Item 9.The Offer and Listing

A.Offer and Listing Details

The trading market for shares of our common stock is the NYSE, on which our shares trade under the symbol “DSX”.

Our Series B Preferred Stock has traded on the NYSE under the symbol “DSXPRB” since February 21, 2014.

B.Plan of distribution

Not Applicable.

C.Markets

Our common shares have traded on the NYSE since March 23, 2005 under the symbol “DSX,” our Series B Preferred Stock has traded on the NYSE under the symbol "DSXPRB" since February 21, 2014. Since February 1, 2022, our 8.375% Senior Unsecured Bond due 2026 commenced trading on the Oslo Stock Exchange, under the symbol "DIASH02."

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our effective Registration Statement on Form F-3 filed with the SEC on June 6, 2018 with file number 333-225964, including any subsequent amendments or reports filed for the purpose of updating such description, provided that since the date of that Registration Statement, (i) the number of our outstanding shares of common stock has increased to 86,142,258 as of April 27, 2022, and (ii) the Stockholder Rights Plan described therein has been replaced by a Stockholders Rights Agreement dated as of January 15, 2016, as described below under “Stockholders Rights Agreement ,” (iii) in January 2019, we issued 10,675 shares of newly-designated Series C Preferred Stock, par value $0.01 per share and (iv) in June 2021, we issued 400 shares of its newly-designated Series D Preferred Stock, par value $0.01 per share. For additional information about our Series B Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the SEC on February 13, 2014 and incorporated by reference herein. For additional information about our Series C Preferred Stock and Series D Preferred Stock, please see the Form 6-K filed with the SEC on February 6, 2019 and June 23, 2021, respectively, each incorporated by reference herein.

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

In the year ended December 31, 2021, approximately 3.0% of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 1.5% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2021. In the absence of exemption from U.S. federal income tax under Section 883 of the Code, the Company would have been subject to a 4% tax on its gross U.S. source Shipping Income, equal to $0.1 for the year ended December 31, 2021.

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

For the 2021 taxable year, the Company believes that it is unlikely that the 50% Ownership Test was satisfied. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 of the Code is wholly dependent upon the Company’s ability to satisfy the Publicly Traded Test.

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company’s common stock  was “primarily traded” on the NYSE during the 2021 taxable year.

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

The Company believes that its common stock has satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2021 taxable year.

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

Based on Schedules 13D and 13G filings, during the 2021 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2021 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5% Shareholders were to own 50% or more of the Company’s common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2021 taxable year, and intends to take this position on its 2021 U.S. federal income tax returns.

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

Based on its U.S. source Shipping Income for the 2021 taxable year and in the absence of exemption under Section 883 of the Code, the Company would be subject to $0.1 of U.S. federal income tax under the 4% Gross Basis Tax Regime.

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

Not Applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An increase of 1% in the interest rates of our loan facilities bearing a variable interest rate during 2021, could have increased our interest cost from $18.1 million to $21.3 million.

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

As of December 31, 2021, 2020 and 2019 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur less than half of our operating expenses (around 33% in 2021 and around 33% in 2020) and about half of our general and administrative expenses (around 50% in 2021 and around 48% in 2020) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, including throughout this annual report, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our results of operations in future periods. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2021 and 2020, these non-US dollar expenses represented 18% and 26%, respectively of our revenues and therefore, we are not engaged in extensive derivative instruments to hedge a considerable part of those expenses.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2021 is effective.

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

Item 16C. Principal Accountant Fees and Services

a) Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Audit fees in 2021 and 2020 amounted to € 372,750 and € 400,000, or approximately $437,000 and $440,000, respectively, and relate to audit services provided in connection with timely AS 4105 reviews, the audit of our consolidated financial statements and the audit of internal control over financial reporting.

b) Audit-Related Fees

Audit related fees amounted to $112,000 and relate to audit services provided in connection with the Company’s filings with the SEC and OceanPal’s Spin-off. There were no such fees in 2020.

c) Tax Fees

During 2021 and 2020, we received services for which fees amounted to $11,000 and $18,000, respectively, for the calculation of Earnings and Profits of the Company.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 23, 2014, we announced that our Board of Directors authorized a share repurchase plan for up to $100 million of the Company’s common shares. The plan does not have an expiration date. As of December 31, 2021 and the date of this report, there is an outstanding value of about $70 million of common shares that can be repurchased under the plan.

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

In February 2021, the Company repurchased in the tender offer 6,000,000 shares of its outstanding common stock, par value of $0.01 per share at an average price of $2.5 per share (“Tender Offer No. 9”), for an aggregate purchase price of $15 million.

In August 2021, the Company repurchased in the tender offer 3,333,333 shares of its common stock, par value of US$0.01 per share (the “common stock”), at a price of US$4.50 per share (“Tender Offer No. 10”), net to the seller in cash, less any applicable withholding taxes and without interest.

In December 2021, the Company repurchased 3,529,411 shares of its common stock, par value of US$0.01 per share (“shares”), at a price of US$4.25 per share (“Tender Offer No. 11”), net to the seller in cash, less any applicable withholding taxes and without interest.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

See Item 18.

Item 18.Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
1.3	Equity Distribution Agreement between Diana Shipping Inc. and Maxim Group LLC. dated April 23, 2021 (21)
1.4	Amendment No.1 to Equity Distribution Agreement between Diana Shipping Inc. and Maxim Group LLC. dated July 7, 2021 (23)
2.1	Form of Common Share Certificate (13)
2.2	Form of Series B Preferred Stock Certificate (16)
2.3	Statement of Designation of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Company (3)
2.4	Certificate of Designations of the Series A Participating Preferred Stock of the Company (4)
2.5	Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas (5)
2.6

First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.500% Senior Notes due 2020 (6)

2.7	Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the Company (18)
2.8	Description of Securities
2.9	Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of the Company (22)
4.1	Stockholders Rights Agreement dated January 15, 2016 (7)
4.2	2014 Equity Incentive Plan (as amended and restated effective January 8, 2021) (24)

4.3	Form of Technical Manager Purchase Option Agreement (8)`
4.4	Form of Management Agreement (9)
4.5	Loan Agreement with Bremer Landesbank dated October 22, 2009 (17)
4.6	Loan Agreement with the Export-Import Bank of China and DnB Nor Bank ASA dated October 2, 2010 (17)
4.7	Loan Agreement with Emporiki Bank of Greece S.A., dated September 13, 2011 (14)
4.8	First Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Emporiki Bank of Greece S.A., dated December 11, 2012 (13)
4.9	Second Supplemental Agreement, by and between Bikar Shipping Company Inc., Diana Shipping Inc., DSS and Credit Agricole Corporate and Investment Bank, dated December 13, 2012 (13)
4.10	Loan Agreement, dated May 24, 2013, by and among Erikub Shipping Company Inc., Wotho Shipping Company Inc., DNB Bank ASA, and Export-Import Bank of China (11)
4.11	Loan Agreement, dated January 9, 2014, by and among Taka Shipping Company Inc., Fayo Shipping Company Inc., and Commonwealth Bank of Australia (11)
4.12	Loan Agreement, dated December 18, 2014, by and among Weno Shipping Company Inc., Pulap Shipping Company Inc., the Banks and Financial Institutions listed therein and BNP Paribas (12)
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

4.26	Waiver Letter from Commonwealth Bank of Australia dated January 13, 2017 (15)
4.27	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated February 15, 2017 (15)
4.28	Brokerage Services Agreement, dated April 1, 2019, by and between Diana Shipping Inc. and Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.) (20)
4.29

Fifth Amendment to Loan Agreement, dated May 20, 2013, by and between Diana Shipping Inc., Kapa Shipping Company Inc. and Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated May 30, 2017 (19)

4.30	Intercreditor Agreement with Diana Containerships Inc. (renamed to Performance Shipping Inc.), dated June 30, 2017 (19)
4.31	Subordinated Facility Agreement by and between Diana Containerships Inc. (renamed to Performance Shipping Inc.) and Diana Shipping Inc., dated June 30, 2017 (19)
4.32	Amendment to Loan Agreement dated October 2, 2010 with the Export-Import Bank of China and DnB Nor Bank ASA, dated May 18, 2017 (19)

4.33	Loan Agreement dated July 2018 with BNP Paribas (20)
4.34	Registration Document dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.35	Securities Note dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.36	Summary for Diana Shipping Inc. listing prospectus dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.37	Loan Agreement dated March 2019 with DNB Bank ASA (20)
4.38	Loan Agreement dated June 2019 with ABM AMRO Bank N.V.(24)
4.39	Loan Agreement dated December 2020 with DNB Bank ASA (24)
4.40	Loan Agreement dated May 2020 with ABN AMRO Bank N.V. (24)
4.41	Loan Agreement dated May 2020 with Nordea Bank Abp, filial i Norge(24)
4.42	Loan Agreement dated June 2020 with BNP Paribas(24)
4.43	Brokerage Services Agreement, dated July 1, 2020, by and between Diana Shipping Inc. and Diana Enterprises Inc(24)
4.44	Loan Agreement dated May 2021 with ABN AMRO Bank N.V (25)
4.45	Nordea Supplemental agreement dated July, 29, 2021**
8.1	Subsidiaries of the Company**
11.1	Amended Code of Ethics (20)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer**
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**
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

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

**Filed herewith.

(1)	Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.
(2)	Filed as Exhibit 3.1 to the Company's Form 6-K filed on February 13, 2014.
(3)	Filed as Exhibit 3.3 to the Company's Form 8-A filed on February 13, 2014.
(4)	Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(5)	Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015.
(6)	Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015.
(7)	Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(8)	Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.
(9)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.
(10)	Reserved.
(11)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 27, 2014.
(12)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 25, 2015.
(13)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on March 28, 2016.
(14)	Filed as an Exhibit to the Company's Annual Report filed on Form 20-F on April 20, 2012.
(15)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on February 17, 2017.
(16)	Filed as Exhibit 4.1 to the Company's Form 8-A12B filed on February 13, 2014.

(17)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 31, 2011.
(18)	Filed as an Exhibit to the Company’s Form 6-K filed on February 6, 2019.
(19)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 16, 2018.
(20)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 12, 2019.
(21)	Filed as an Exhibit to the Company’s Form 6-K filed on April 23, 2021.
(22)	Filed as an Exhibit to the Company’s Form 6-K filed on June 23, 2021.
(23)	Filed as an Exhibit to the Company’s Form 6-K filed on July 31, 2021.
(24)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 12, 2021.
(25)	Filed as an Exhibit to the Company’s Form F-3 filed on June 4, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer
Dated: April 27, 2022

DIANA SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2022 expressed an unqualified opinion thereon.

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

At December 31, 2021, the carrying value of the Company’s vessels plus unamortized deferred costs was $651,577 thousand, while the carrying value of the Company’s vessels for which impairment indicators existed at December 31, 2021, plus unamortized deferred costs was $75,059 thousand. As discussed in Note 2 (k) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized deferred costs may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized deferred costs. Where a vessel’s carrying value plus unamortized deferred costs exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus unamortized deferred costs over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the future charter rates for non-contracted revenue days used in forecasting undiscounted net operating cash flows. These rates are subjective as they involve the development and use of assumptions about the dry-bulk shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s recoverability assessment of vessels held and used, including the determination of future charter rates for non-contracted revenue days.

We evaluated management’s recoverability assessment by comparing the methodology used for each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels.  In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the forecasts.  We assessed the adequacy of the Company’s disclosures in Notes 2 (k) and 5 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2004.

Athens, Greece

April 27, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Diana Shipping Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 27, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 27, 2022

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$110,288	$62,909
Accounts receivable, trade	2,832	5,235
Due from related parties, net of provision for credit losses (Notes 2(y), 4(d) and 8(b))	952	1,196
Inventories (Note 2(g))	6,089	4,717
Prepaid expenses and other assets	5,484	7,243
Vessel held for sale (Note 5)	—	23,361
Total current assets	125,645	104,661

FIXED ASSETS:
Advances for vessel acquisitions (Note 5)	16,287	—
Vessels, net (Note 5)	643,450	716,178
Property and equipment, net (Note 6)	22,842	21,704
Total fixed assets	682,579	737,882
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 7)	16,500	20,000
Investments in related parties (Note 4(h))	7,644	—
Other non-current assets	1,455	719
Deferred charges, net (Note 2(m))	8,127	9,148
Total assets	$841,950	$872,410

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 7)	$41,148	$39,217
Accounts payable, trade and other	9,777	8,558
Due to related parties (Note 4(a), (d) and (h))	596	484
Accrued liabilities	7,878	10,488
Deferred revenue (Note 2(p))	5,732	2,842
Total current liabilities	65,131	61,589

Long-term debt, net of current portion and deferred financing costs, non-current (Note 7)	382,527	381,097
Other non-current liabilities	1,097	1,154
Commitments and contingencies (Note 8)	—	—

STOCKHOLDERS' EQUITY:
Preferred stock (Note 9(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 84,672,258 and 89,275,002 issued and outstanding at December 31, 2021 and 2020, respectively (Notes 9(e) and (g))	847	893
Additional paid-in capital	982,537	1,020,164
Accumulated other comprehensive income	71	69
Accumulated deficit	(590,286)	(592,582)
Total stockholders' equity	393,195	428,570

Total liabilities and stockholders' equity	$841,950	$872,410

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2021	2020	2019
REVENUES:
Time charter revenues (Note 2(p))	$214,203	$169,733	$220,728

OPERATING EXPENSES
Voyage expenses (Notes 2(p) and 10)	5,570	13,525	13,542
Vessel operating expenses (Note 2(q))	74,756	85,847	90,600
Depreciation and amortization of deferred charges	40,492	42,991	48,904
General and administrative expenses	29,192	32,778	28,601
Management fees to related party (Note 4(d))	1,432	2,017	2,155
Vessel impairment charges (Note 5)	—	104,395	13,987
(Gain)/loss on sale of vessels (Note 5)	(1,360)	1,085	6,171
Other operating loss/(income), net	603	(230)	(854)
Operating income/(loss)	$63,518	$(112,675)	$17,622

OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 11)	(20,239)	(21,514)	(29,432)
Interest and other income	176	728	2,858
(Loss)/gain on extinguishment of debt (Note 7)	(980)	374	—
Gain on spin-off of OceanPal Inc. (Notes 2(aa), 3 and 4(h))	15,252	—	—
Loss on related party investments (Note 4(d))	(333)	(1,110)	(1,583)
Total other expenses, net	$(6,124)	$(21,522)	$(28,157)

Net income/(loss)	$57,394	$(134,197)	$(10,535)

Dividends on series B preferred shares (Notes 9 and 12)	(5,769)	(5,769)	(5,769)

Net income/(loss) attributed to common stockholders	$51,625	$(139,966)	$(16,304)

Earnings/(loss) per common share, basic (Note 12)	$0.64	$(1.62)	$(0.17)

Earnings/(loss) per common share, diluted (Note 12)	$0.61	$(1.62)	$(0.17)

Weighted average number of common shares, basic (Note 12)	81,121,781	86,143,556	95,191,116

Weighted average number of common shares, diluted (Note 12)	84,856,840	86,143,556	95,191,116

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	2021	2020	2019
Net income/(loss)	$57,394	$(134,197)	$(10,535)
Other comprehensive income/(loss) (Actuarial income/(loss))	2	(40)	(178)
Comprehensive income/(loss)	$57,396	$(134,237)	$(10,713)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars – except for share data)

	Preferred Stock		Preferred Stock		Preferred Stock					Other	Retained
	Series B		Series C		Series D		Common Stock		Additional	Comprehensive	Earnings/
		Par		Par		Par		Par	Paid-in	Income /	(Accumulated	Total
	# of Shares	Value	# of Shares	Value	# of Shares	Value	# of Shares	Value	Capital	(Loss)	Deficit)	Equity
BALANCE, December 31, 2018	2,600,000	$26	—	$—	—	$—	103,764,351	$1,038	$1,062,645	$287	$(436,312)	$627,684

Net loss	—	$—	—	$—	—	$—	—	$—	$—	$—	$(10,535)	$(10,535)
Issuance of Series C Preferred Stock (Note 9(c))	—	—	10,675	—	—	—	—	—	960	—	—	960
Issuance of restricted stock and compensation cost (Note 9(g))	—	—	—	—	—	—	2,000,000	20	7,561	—	—	7,581
Stock repurchased and retired (Note 9(e))	—	—	—	—	—	—	(14,571,012)	(146)	(49,533)	—	—	(49,679)
Dividends on series B preferred stock (Note 9(b))	—	—	—	—	—	—	—	—	—	—	(5,769)	(5,769)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(178)	—	(178)
BALANCE, December 31, 2019	2,600,000	$26	10,675	$—	—	$—	91,193,339	$912	$1,021,633	$109	$(452,616)	$570,064

Net loss	—	—	—	—	—	—	—	—	—	—	(134,197)	(134,197)
Issuance of restricted stock and compensation cost (Note 9(g))	—	—	—	—	—	—	2,200,000	22	10,489	—	—	10,511
Stock repurchased and retired (Note 9(e))	—	—	—	—	—	—	(4,118,337)	(41)	(11,958)	—	—	(11,999)
Dividends on series B preferred stock (Note 9(b))	—	—	—	—	—	—	—	—	—	—	(5,769)	(5,769)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(40)	—	(40)
BALANCE, December 31, 2020	2,600,000	$26	10,675	$—	—	$—	89,275,002	$893	$1,020,164	$69	$(592,582)	$428,570

Net income	—	$—	—	$—	—	$—	—	$—	$—	$—	$57,394	$57,394
Issuance of Series D Preferred Stock (Note 9(d))	—	—	—	—	400	—	—	—	254	—	—	254
Issuance of restricted stock and compensation cost (Note 9(g))	—	—	—	—	—	—	8,260,000	83	7,359	—	—	7,442
Stock repurchased and retired (Note 9(e))	—	—	—	—	—	—	(12,862,744)	(129)	(45,240)	—	—	(45,369)
Dividends on series B preferred stock (Note 9(b))	—	—	—	—	—	—	—	—	—	—	(5,769)	(5,769)
Dividends on common stock (Note 9(f))	—	—	—	—	—	—	—	—	—	—	(8,820)	(8,820)
OceanPal Inc. spin-off (Notes 2(aa), 3 and 9(f))	—	—	—	—	—	—	—	—	—	—	(40,509)	(40,509)
Other comprehensive income	—	—	—	—	—	—	—	—	—	2	—	2
BALANCE, December 31, 2021	2,600,000	$26	10,675	$—	400	$—	84,672,258	$847	$982,537	$71	$(590,286)	$393,195

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	2021	2020	2019
Cash Flows from Operating Activities:
Net income/(loss)	$57,394	$(134,197)	$(10,535)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	40,492	42,991	48,904
Asset Impairment loss (Note 5)	—	104,395	13,987
Amortization of financing costs (Note 11)	1,865	1,066	1,126
Compensation cost on restricted stock (Note 9(g))	7,442	10,511	7,581
Provision for credit loss (Notes 2(y) and 4(d))	300	—	—
Dividend income (Note 4(h))	(69)	—	—
Actuarial gain/(loss)	2	(40)	(178)
(Gain)/loss on sale of vessels (Note 5)	(1,360)	1,085	6,171
Loss/(gain) on extinguishment of debt (Note 7)	980	(374)	188
Gain on spin-off of OceanPal Inc. (Note 4(h))	(15,252)	—	—
Loss on equity method investments (Note 4(d))	333	1,110	1,583
(Increase) / Decrease in:
Accounts receivable, trade	1,568	2,627	(4,914)
Due from related parties	(56)	(1,173)	(23)
Inventories	(1,581)	809	309
Prepaid expenses and other assets	1,759	1,967	(2,846)
Other non-current assets	(1,177)	(252)	(2,941)
Increase / (Decrease) in:
Accounts payable, trade and other	1,219	(2,836)	321
Due to related parties	154	(31)	(97)
Accrued liabilities, net of accrued preferred dividends	(2,610)	(780)	(2,109)
Deferred revenue	2,890	310	(1,558)
Other non-current liabilities	(57)	168	143
Drydock costs	(4,531)	(10,122)	(5,230)
Net cash provided by Operating Activities	$89,705	$17,234	$49,882

Cash Flows from Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 5)	(17,393)	(6,001)	(2,804)
Proceeds from sale of vessels, net of expenses (Note 5)	33,731	15,623	41,326
Proceeds from sale of related party investment (Note 4)	—	1,500	—
Payments to joint venture (Note 4(d))	(375)	(500)	—
Investment in spin off subsidiary (Note 4(h))	(1,000)	—	—
Payments to acquire property and equipment (Note 6)	(1,600)	(138)	(125)
Net cash provided by Investing Activities	$13,363	$10,484	$38,397

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt (Note 7)	101,279	—	44,000
Proceeds from issuance of preferred stock, net of expenses (Note 9(d))	254	—	960
Payments of dividends, preferred stock (Note 9(b))	(5,769)	(5,769)	(5,769)
Payments of dividends, common stock (Note 9(f))	(8,820)	—	—
Payments for repurchase of common stock (Note 9(e))	(45,369)	(11,999)	(49,679)
Payments of financing costs (Note 7)	(7,594)	(567)	(357)
Repayments of long-term debt (Note 7)	(93,170)	(54,762)	(100,553)
Net cash used in Financing Activities	$(59,189)	$(73,097)	$(111,398)

Net increase/(decrease) in cash, cash equivalents and restricted cash	43,879	(45,379)	(23,119)

Cash, cash equivalents and restricted cash at beginning of the year	82,909	128,288	151,407
Cash, cash equivalents and restricted cash at end of the year	$126,788	$82,909	$128,288

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$110,288	$62,909	$107,288
Restricted cash	16,500	20,000	21,000
Cash, cash equivalents and restricted cash	$126,788	$82,909	$128,288
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investments (Note 5)	$441	$2,474	$—
Interest paid	$19,608	$21,397	$28,554

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI, and its wholly-owned subsidiaries (collectively, the “Company”). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or “DSS”), a wholly-owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 4). The fees paid to DSS are eliminated in consolidation.

On April 15, 2021, the Company established OceanPal Inc., or OceanPal, with the intention to transfer to OceanPal a portion of its fleet, and distribute OceanPal’s common stock to the Company’s shareholders as a dividend (the "Spin-off"). In particular, the Company transferred to OceanPal the below subsidiaries:

(i)	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
(ii)	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso and
(iii)	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City,

The Spin-off was concluded on November 29, 2021 and OceanPal’s shares commenced trading on November 30, 2021 on the Nasdaq Capital Market under the symbol "OP" (Note 3).

In 2020, the outbreak of the COVID-19 virus had a negative effect on the global economy and adversely impacted the international dry-bulk shipping industry into which the Company operates. Although in 2021, the dry bulk market improved significantly compared to 2020, as the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. Volatility and downturn may continue which may adversely impact our business. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the market and continuously evaluates its estimates and assumptions mainly relating to the valuation of its assets.

2.Significant Accounting Policies

a)Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries. They also include the accounts of OceanPal until November 29, 2021 when OceanPal was deconsolidated following the Spin-off. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has identified it has variable interests in Diana Wilhelmsen Management Limited, but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

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

f)Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of provisions for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company assessed its accounts receivable, trade and its credit risk relating to its charterers, following the outbreak of the COVID-19 and the effect that this could have on its accounts. No provision for doubtful accounts was established as of December 31, 2021 and 2020. The Company does not recognize interest income on trade receivables.

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

h)Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Interest cost incurred during the assets’ construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

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

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

j)Property and equipment: The Company owns the land and building where its offices are located.The Company also owns part of a plot acquired for office use (Note 6). Land is stated at cost and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Depreciation is calculated on a straight-line basis. Equipment consists of office furniture and equipment, computer software and hardware and vehicles which consist of motor scooters and a car. The useful life of the car is 10 years, of the office furniture, equipment and the scooters is 5 years; and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

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

For vessels, the Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap. Assumptions are in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels’ net book value plus unamortized deferred costs. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss.

During the last quarter of 2017, the Company’s management considered various factors, including the recovery of the market, the worldwide demand for dry-bulk products, supply of tonnage and order book and concluded that the charter rates for the years 2008-2010 were exceptional. In this respect the Company’s management decided to exclude from the 10-year average of 1 year time charters of these three years for which the rates were well above the average and which were not considered sustainable for the foreseeable future. Similarly, the Company performed the exercise discussed above, for 2019, by excluding the rates for the year 2010. The Company’s impairment assessment resulted in the recognition of impairment on certain vessels’ carrying value in 2019 and 2020 (Note 5). No impairment loss was identified or recorded in 2021, however, according to the Company’s assessment, the carrying value of vessels for which impairment indicators existed as at December 31, 2021, plus unamortized deferred costs was $75,059.

For property and equipment, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2021, 2020 and 2019 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

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

m)Deferred Costs:The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Unamortized deferred costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment (Note 5).

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

n)Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones accounted as loan modification are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are deferred. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight line method according to their availability terms. Unamortized fees relating to loans or bonds repaid or repurchased or refinanced as debt extinguishment are written off in the period the repayment, prepayment, repurchase or extinguishment is made and included in the determination of gain/loss on debt extinguishment. Loan commitment fees are expensed in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case they are capitalized to the vessels’ cost.

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

p)Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement, unless they are for the account of the owner, in which case they are included in voyage expenses. In addition to these voyage expenses, the Company pays commissions on time charter revenue, to both the charterer and to brokers and may also record a gain or loss from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer. This gain/loss that results from the re-purchase/sale of bunkers discussed above is included in voyage expenses (Note 10). Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. In time charter agreements apart from the agreed hire rate, the Company may be entitled to an additional income, such as ballast bonus. Ballast bonus is paid by charterers for repositioning of the vessels. The Company analyzes terms of each contract to assess whether income from ballast bonus is accounted together with the lease component over the duration of the charter or as service component under ASC 606. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

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

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

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

v)Equity method investments: Investments in common stock in entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the carrying value of an equity method investment is reduced to zero because of losses, the Company does not provide for additional losses unless it is committed to provide further financial support for the investee. As of December 31, 2021 and 2020, the Company’s investment in DWM is classified as a liability because the Company absorbed such losses (Note 4(d)). The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

w)Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

x)Shares repurchased and retired: The Company’s shares repurchased for retirement, are immediately cancelled and the Company’s share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

y)Financial Instruments, credit losses:  At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. As of December 31, 2021, the Company assessed the financial condition of DWM, changed its estimate on the recoverability of its receivable due from DWM relating to the fine paid by the Company on behalf of DWM (Notes 4(d) and 8(b)) and determined that part of the amount may not be recoverable. As a result, the Company recorded an allowance for credit losses amounting to $300, based on probability of default as there was no previous loss record. The amount is included in “Other expense/(income) in the accompanying 2021 statement of operations. No credit losses were recorded in 2020 and 2019.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

z)Financial Instruments, Recognition and Measurement: According to ASC 321-10-35-2, an entity may elect to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. If an entity identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it shall measure the equity security at fair value as of the date that the observable transaction occurred. The entity shall continue to apply this measurement until the investment does not qualify to be measured in accordance with this paragraph. The entity shall reassess at each reporting period whether the equity investment without a readily determinable fair value qualifies to be measured in accordance with this paragraph. If an entity measures an equity security in accordance with this paragraph, the entity may subsequently elect to measure the equity security at fair value. The election to measure those securities at fair value shall be irrevocable. Any resulting gains or losses on the securities for which that election is made shall be recorded in earnings at the time of the election. The Company has initially measured its investments on OceanPal’s equity securities at their fair value on the Spin-off date and has elected to subsequently measure such investments in accordance with the paragraph ASC 321-10-35-2 (Note 4(h)).

aa)Non-monetary transactions: Under ASC 845-10-30-10 Nonmonetary Transactions, Overall, Initial Measurement, Nonreciprocal Transfers with Owners and ASC 505-60 Spinoffs and Reverse Spinoffs, a pro-rata spinoff of a consolidated subsidiary or equity method investee that meets the definition of a business under ASC 805 Business Combinations (ASC 805) is recognized at the carrying amount (after reduction, if applicable of impairment) of the nonmonetary assets distributed within equity and no gain or loss is recognized. If the pro-rata spinoff of a consolidated subsidiary or equity method investee does not meet the definition of a business under ASC 805, the nonreciprocal transfer of nonmonetary assets is accounted for at fair value, if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution, and the spinnor recognizes a gain or loss for the difference between the fair value and book value of the spinnee. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with ASC 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets distributed in a spinoff are concentrated in a single identifiable asset or group of similar identifiable assets, then the spinoff of a consolidated subsidiary does not meet the definition of a business. The Company evaluated the Spin-off (Note 3) and concluded that it was a pro rata distribution to the owners of the Company of shares of a consolidated subsidiary that does not meet the definition of a business under ASC 805 Business Combinations, as the fair value of the gross assets contributed to OceanPal was concentrated in a group of similar identifiable assets, the vessels. The Company also assessed that the fair value of the nonmonetary assets transferred to OceanPal was objectively measurable and clearly realizable to the transferor in an outright sale at or near the time of the distribution, and thus the Spin-off was measured at fair value and a gain for the difference between the fair value and book value of the OceanPal was recognized.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. The Company is exposed to LIBOR and LIBOR changes under its loan agreements with several banks. As of December 31, 2021, the Company used LIBOR and will continue to use LIBOR until it is discontinued, in which case it will be replaced by another rate to be agreed with the related banks. As the rate to be used is not known, the Company is not in a position to determine the effect on its results of operations and cash flows. The Company has not entered into any contract to limit any such exposure and does not currently have any contracts that have been changed to a new reference rate, but will continue to monitor and evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows prior to adoption.

3.	OceanPal Spin-off

On November 17, 2021, DSI and OceanPal entered into an amended and restated Contribution and Conveyance agreement whereas the mutual undertakings between the two parties in relation with the Spin-off transaction were finalized. More specifically, it was agreed that effective immediately prior to the Spin-off, DSI will contribute (i) all of three vessel-owning subsidiary shares to OceanPal as a capital contribution and (ii) and aggregate of $1.0 million in cash as working capital in exchange for 500,000 of OceanPaI's Series B Preferred Shares; 10,000 of OceanPal's Series C Convertible Preferred Shares; and 100% of the common shares of OceanPal to be issued and outstanding on the Spin-off with cancellation of the existing outstanding common shares. DSI would distribute all of the OceanPal common shares to its shareholders on a pro-rata basis as a special dividend.

As part of the Contribution and Conveyance agreement DSI agreed to indemnify OceanPal for any and all obligations and other liabilities arising from or relating to the operation, management or employment of any of the three vessels owned by the vessel owning entities to be contributed, prior to the effective date of the Spin-off, and agreed to indemnify each vessel-owning subsidiary for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels owned by such vessel-owning subsidiaries prior to the effective date of the Spin-off. In addition, the two parties came to a mutual understanding that certain receivables of the vessel owning entities will not be contributed from DSI to OceanPal.

In connection with the Spin-off, the Company also entered into the following agreements:

A non-competition agreement with OceanPal pursuant to which DSI granted i) a right of first refusal over any opportunity available to DSI (or any of its subsidiaries) to acquire or charter-in any dry bulk vessel that is larger than 70,000 deadweight tons and that was built prior to 2006 and ii) a right of first refusal over any employment opportunity for a dry bulk vessel pursuant to a spot market charter presented or available to DSI with respect to any vessel owned or chartered in, directly or indirectly, by DSI.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

A right of first refusal agreement with OceanPal pursuant to which DSI granted a right of first refusal over six drybulk carriers currently owned by DSI and identified in the agreement. Pursuant to this right of first refusal, OceanPal has the right, but not the obligation, to purchase one or all of the six identified vessels when and if DSI makes a determination to sell one or more of the vessels. OceanPal’s right to purchase the vessel will be at a price equal to the fair market value of each vessel at the time of sale.

On November 29, 2021, the Company completed a pro rata distribution of the common stock of OceanPal to the Company’s stockholders of record as of the close of business on November 3, 2021. Each of the Company’s stockholders received one share of OceanPal Inc. common stock for each ten shares of the Company’s common stock held as of the close of business on November 3, 2021.

As detailed in Note 2(aa), the Company evaluated the Spin-Off under ASC 505-60 Spinoffs and Reverse Spinoffs, ASC 805 Business Combinations, referring to the definition of a business, and ASC 845-10-30-10 Nonreciprocal Transfers with Owners and concluded that the transaction is a pro rata spin-off of a consolidated subsidiary that does not meet the definition of a business under ASC 805 Business Combinations, thus the transaction was accounted as a Nonreciprocal transfer with owners at fair value, since the criteria imposed by ASC 845 were met.

The distribution was recorded at fair values, as follows:

	Fair value	Book value

(amounts in thousands of US$)	November 29, 2021		Gain
Cash and cash equivalents	$1,000	$1,000	$—
Receivables	835	835	—
Inventories	209	209	—
Vessels, net (Note 5)	46,040	30,302	15,738
Unamortized deferred costs	—	486	(486)
Total assets contributed	$48,084	$32,832	$15,252

The fair value of vessels was measured on the date of the Spin-off, on November 29, 2021, and was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels, on a charter free basis, with similar characteristics, such as type, size and age at the specific dates. The carrying value of the remaining assets contributed approximated their fair value.

The fair value of the assets contributed, amounting to $48,084, has been recorded as dividend in the Company’s consolidated statement of stockholders’ equity for the year ended December 31, 2021, and was partially offset by the fair value of 500,000 of OceanPal’s Series B Preferred Shares and 10,000 of OceanPal’s Series C Convertible Preferred Shares, issued by OceanPal to Diana in connection with the transaction, amounting to $7,575 (Note 4(h)).

4.Transactions with related parties

a)          Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s Chairman of the Board. Travel expenses for 2021, 2020 and 2019 amounted to $2,210, $1,854 and $2,032, respectively, and are mainly included in “Vessels, net book value”, “Vessel operating expenses” and “General and administrative expenses” in the accompanying consolidated financial statements. At December 31, 2021 and 2020, an amount of $138 and $54, respectively, was payable to Altair and is included in “Due to related parties” in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)          Performance Shipping Inc., or Performance Shipping: On May 30, 2017, the Company acquired 100 shares of Series C Preferred Stock, par value $0.01 per share, of Performance Shipping, for $3,000 in exchange for a reduction of an equal amount in the principal amount of the Company’s outstanding loan to Performance Shipping at that date. The acquisition of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company. In February 2020, the Company received an offer from Performance Shipping to redeem the Series C Preferred Stock for an aggregate price of $1,500, at which price the investment was written down at December 31, 2019 resulting to a loss of $1,500 which is included in the 2019 “Loss on related party investments”. The Company’s Board of Directors formed a special committee to evaluate the transaction with the assistance of an independent financial advisor. The transaction was recommended by the special committee to the Board of Directors, which resolved to accept the offer. The transaction was concluded on March 27, 2020 with the receipt of the related funds from Performance Shipping. The Series C Preferred Stock had no dividend or liquidation rights and voted with the common shares of Performance Shipping, if any. Each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0%, on all matters submitted to a vote of the stockholders of Performance Shipping.

In November 2021, DSS acquired part of a land owned by Unitized Ocean Transport Limited, a subsidiary of Performance Shipping, for €1.1 million (Note 6).

c)          Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s Chairman of the Board which provides brokerage services to DSI for a fixed monthly fee plus commission on the sale of vessels, pursuant to a Brokerage Services Agreement, amended annually on April 1st of each year with the exception of an amendment on November 21, 2018, to increase the fee from October 1, 2018 until expiration of the agreement in March 2019. A new agreement was signed on April 1, 2019 for the same fees until July 1, 2020, when the agreement was amended as a new monthly fee was agreed between the parties for a duration of two years, until June 30, 2022. For 2021, 2020 and 2019 brokerage fees amounted to $3,309, $2,653 and $1,998, respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of operations. For 2021 and 2020, commissions on the sale of vessels amounted to $712 and $576 , respectively and are included in the calculation of impairment charge when  the vessels were recorded at fair value less cost to sell, or the gain/loss on the sale of vessels. As of December 31, 2021 and 2020, there was no amount due to Steamship.

d)          Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office was located in Limassol, Cyprus and since March 2021 in Athens, Greece. Effective July 1, 2020 Wilhelmsen Ship Management Holding Limited, was replaced by Wilhelmsen Ship Management Holding AS, which assumed all the liabilities and obligations of the former company under the Joint venture agreement. During 2021 and 2020, each 50% shareholder of DWM contributed an amount of $375 and $500, respectively, as additional investment to DWM. In 2020, the equity method investment in DWM turned to a liability and as of December 31, 2021 and 2020 amounted to $388 and $430 and is included in “Due to related parties” in the accompanying consolidated balance sheets. In 2021, 2020 and 2019, the investment in DWM resulted in a loss of $333, $1,110 and $83, respectively, and is included in “Loss on related party investments” in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Until October 8, 2019, DWM provided management services to certain vessels of the Company’s fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessels and DWM. From October 8, 2019 until May 24, 2021, all of the fleet vessels were managed by DSS and DSS outsourced the management of certain vessels to DWM. For the management services outsourced to DWM, DSS paid a fixed monthly fee per vessel and a percentage of those vessels’ gross revenues. On May 24, 2021, the management of certain vessels was transferred to DWM directly, whereas the vessel owning companies of these vessels entered into new management agreements with DWM under which they pay a fixed monthly fee and a percentage of their gross revenues (commissions). Management fees paid to DWM in 2021, 2020 and 2019 amounted to $1,432, $2,017 and $2,155, respectively, and are separately presented as “Management fees to related party” in the accompanying consolidated statements of operations. Commissions during the period from May 24, 2021 to December 31, 2021 and 2019 amounted to $200 and $353 , respectively, and are included in “Voyage expenses” (Note 10). As at December 31, 2021 and 2020, there was an amount of $1,252 and $1,196 due from DWM, included in “Due from related parties” in the accompanying consolidated balance sheets (Note 8(b)). As of December 31, 2021, the amount due from related parties includes a provision of $300 for credit losses (Note 2 (y)).

e)          Series C Preferred Stock: On January 31, 2019, DSI issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman Mr. Simeon Palios, for an aggregate purchase price of $1,066. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Chief Executive Officer, Mrs. Semiramis Paliou (Note 9).

f)          Series D Preferred Stock: On June 22, 2021, the Company issued 400 shares Series D Preferred Stock, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou for an aggregate purchase price of $360, or $254 net of expenses (Note 9).

g)         Sale and purchase of Bond by executives: On June 22, 2021, entities affiliated with executive officers and directors of the Company sold their bonds of the Company's 9.5% Senior Unsecured Bond and participated in the 8.375% Senior Unsecured Bond with an aggregate principal amount of $21,000 (Note 7).

h)         OceanPal Inc., or OceanPal: The Company is the holder of all of the issued and outstanding shares of Series B Preferred Shares and Series C Convertible Preferred Shares of OceanPal, or together the “OceanPal Shares” (Note 3). Series B preferred shares entitle the holder to 2,000 votes on all matters submitted to vote of the stockholders of the Company, provided however, that the total number of votes shall not exceed 34% of the total number of votes, provided further, that the total number of votes entitled to vote, including common stock or any other voting security, would not exceed 49% of the total number of votes.

Series C preferred shares do not have voting rights unless related to amendments of the Articles of Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock. Series C preferred shares are convertible into common stock at the Company’s option commencing upon the first anniversary of the issue date, at a conversion price equal to the lesser of $6.5 and the 10-trading day trailing VWAP of OceanPal’s common shares, subject to adjustments. Additionally, Series C preferred shares have a cumulative preferred dividend accruing at the rate of 8% per annum, payable in cash or, at OceanPal’s election, in kind and has a liquidation preference equal to the stated value of $10,000.

As there was no observable market for the OceanPal Shares, at the Spin-Off the Series B preferred shares were recorded at their par value, or $5, which the Company assessed was the fair value, and Series C preferred shares were recorded at $7,570 (Note 14), being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument (Note 2(z)). As of December 31, 2021, the aggregate value of investments in OceanPal amounted to $7,644, including  $69 of accrued dividends and are separately presented as “Investments in related parties” in the 2021 accompanying consolidated balance sheet. As of December 31, 2021, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer. Additionally, as of December 31, 2021, an amount of $70 was due to OceanPal, included in “Due to related parties”, resulting from amounts paid or received on behalf of OceanPal as a result of the Spin-Off.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

5.Advances for vessel acquisitions and Vessels, net

Vessel Acquisitions

On July 15, 2021 the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to acquire from an unaffiliated third party, a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt, for a purchase price of $22,000. The Company paid an amount of $4,432, including 20% advance of the purchase price. The vessel was delivered on February 16, 2022 and the Company paid the balance of the purchase price together with bunkers and lubricants onboard the vessel (Notes 8(c) and 15).

On December 3, 2021, the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to acquire from an unaffiliated third party, a Capesize dry bulk vessel of 181,500 dwt, being under construction, for a purchase price of $59,275. The Company paid an amount of $11,855, being 20% advance of the purchase price. The balance of the purchase price was paid on the vessel’s delivery on March 29, 2022 (Notes 8(c) and 15).

Vessel Disposals

In December 2019, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Calipso, for a sale price of $7,275 before commissions. On the date of the agreement the vessel, having a carrying value of $10,168 and unamortized deferred costs of $10, was classified as held for sale and measured at the lower of its carrying value and fair value (sale price) less costs to sell, which resulted in impairment of $3,048 included in “Vessel impairment charges” in the 2019 accompanying consolidated statement of operations.

In February 2020, the buyers of Calipso elected to exercise their right to cancel the contract as a result of the vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. Following this cancelation of the memorandum of agreement, on March 8, 2020, the vessel was withdrawn from the market as per management’s decision and was recorded at its fair value at that date as held and used, according to the provisions of ASC 360, amounting to $7,330. The vessel’s fair value was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation which was based on the last done deals of sale of vessels with similar characteristics, such as type, size and age. The valuation of the vessel at fair value resulted in a gain of $201 included in “Vessel impairment charges” in the 2020 accompanying consolidated statement of operations (Note 14).

On January 29, 2020, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Norfolk, for a sale price of $9,350 before commissions. In February 2020, the buyers of Norfolk elected to exercise their right to cancel the contract as a result of vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. On February 26, 2020, the Company signed a new Memorandum of Agreement to sell  Norfolk to an unaffiliated third party for a sale price of $8,750 before commissions, which resulted in a loss on sale of $1,078 included in “Gain/(loss) on sale of vessels” in the 2020 accompanying consolidated statement of operations. The vessel was delivered to her new owners in March 2020.

Additionally in 2020, the Company through separate wholly-owned subsidiaries entered into Memoranda of Agreement to sell to unaffiliated third parties the vessel Arethusa, for a sale price of $7,850 before commissions (Note 7), delivered to her new owners in August 2020; the vessel Coronis, for a sale price of $7,100 before commissions, delivered to her new owners in January 2021; the vessel Sideris G.S., for a sale price of $11,500 before commissions; delivered to her new owners in January 2021; and the vessel Oceanis, for a sale price of $5,750 before commissions, delivered to her new owners in March 2021.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

At the date the MOAs were signed, all four vessels having an aggregate carrying value of $41,881 and $128 of unamortized deferred costs were measured at the lower of their carrying amount or fair value (sale price - Level 1 inputs of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements) less costs to sell, at their fair value of $30,752 and were classified in current assets as vessels held for sale, according to the provisions of ASC 360, as all criteria required for this classification were then met. This resulted in an aggregate impairment of $11,257, included in “Vessel impairment charges” in the 2020 accompanying consolidated statement of operations. Additionally, the Company recorded an aggregate loss on the sale of Arethusa, amounting to $7 included in “(Gain)/loss on sale of vessels” in the 2020 accompanying consolidated statement of operations. At December 31, 2020, the vessels Coronis, Sideris G.S., and Oceanis were separately presented as held for sale in the 2020 accompanying balance sheet (Note 14). The delivery of  the vessels to their new owners resulted in an aggregate loss of $204 , included in "(Gain)/loss on sale of vessels" in the 2021 consolidated statement of operations.

On March 16, 2021, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Naias, for a sale price of $11,250 before commissions. At the date of the agreement to sell the vessel, the vessel was measured at the lower of its carrying amount or fair value (sale price) less costs to sell, which was the vessel’s carrying value at $9,010, and was classified in current assets as vessel held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. The vessel was delivered to the buyer on July 30, 2021 and the sale of the vessel resulted in gain amounting to $1,564 , included in “(Gain)/loss on sale of vessels” in the 2021 consolidated statement of operations.

Impairment Loss - other

At December 31, 2019, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of three vessels (including the Norfolk mentioned above) over their remaining useful lives and their eventual disposition were less than their carrying amount of $48,966 and $1,033 of deferred costs. This resulted in impairment loss, net loss and net loss attributed to common stock holders of $3,419, or $0.04 per share, included in “Vessel impairment charges” in the 2019 accompanying consolidated statement of operations. The fair value of these vessels amounted to an aggregate of $46,580, and for the two vessels was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations and for Norfolk which was subsequently sold, the fair value was determined through Level 1 inputs of the fair value hierarchy .

At March 31, 2020, the Company’s estimated undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of nine vessels of the Company’s fleet over their remaining useful lives and their eventual disposition were less than their carrying amount of $258,425 and $1,343 of unamortized deferred costs. The exercise resulted in impairment loss, net loss and net loss attributed to common stockholders of $93,338, or $1.08 per share, included in “Vessel impairment charges” in the 2020 accompanying consolidated statement of operations. The fair value of these vessels, amounting to an aggregate of $166,430, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age (Note 14).

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
Balance, December 31, 2019	$1,096,534	$(214,237)	$882,297

- Additions for improvements	6,001	—	6,001
- Additions reclassified from other non-current assets	2,474	—	2,474
- Vessel transferred from held for sale	7,130	—	7,130
- Impairment	(199,605)	96,681	(102,924)
- Vessel disposals	(16,742)	34	(16,708)
- Vessel transferred to held for sale	(23,361)	—	(23,361)
- Depreciation for the year	—	(38,731)	(38,731)
Balance, December 31, 2020	$872,431	$(156,253)	$716,178

- Additions for improvements	1,106	—	1,106
- Additions reclassified from other non-current assets	441	—	441
- Vessel disposals	(16,120)	7,110	(9,010)
- Vessels contributed to OceanPal (Notes 1, 3 and 14)	(47,429)	17,127	(30,302)
- Depreciation for the year	—	(34,963)	(34,963)
Balance, December 31, 2021	$810,429	$(166,979)	$643,450

Vessel improvements mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. As at December 31, 2021 and 2020, the additions to vessels’ cost amounted to $1,547 and $8,475, respectively of which an amount of $441 and $2,474, respectively relates to equipment paid or pre-paid in the respective prior years but delivered on the vessels in the reported periods.

6.Property and equipment, net

In November 2021, DSS acquired the ownership interest of a land owned by Unitized Ocean Transport Limited by 1/3, to which DSS owned also 1/3, for the purchase price of €1.1 million. The total acquisition cost, including expenses and taxes amounted to $1,358.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and	Accumulated
	Equipment	Depreciation	Net Book Value
Balance, December 31, 2019	$27,060	$(4,983)	$22,077
- Additions in property and equipment	138	—	138
- Depreciation for the year	—	(511)	(511)
Balance, December 31, 2020	$27,198	$(5,494)	$21,704
- Additions in property and equipment	1,600	—	1,600
- Depreciation for the year	—	(462)	(462)
- Write-off of obsolete equipment	(529)	529	—
Balance, December 31, 2021	$28,269	$(5,427)	$22,842

7.Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2021	2020
Senior Unsecured Bond	125,000	92,000
Secured Term Loans	306,843	331,056
Total debt outstanding	$431,843	$423,056
Less related deferred financing costs	(8,168)	(2,742)
Total debt, net of deferred financing costs	$423,675	$420,314
Less: Current portion of long term debt, net of deferred financing costs current	(41,148)	(39,217)
Long-term debt, net of current portion and deferred financing costs, non-current	$382,527	$381,097

9.5% Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond (the “Bond”) maturing in September 2023 of which entities affiliated with executive officers and directors of the Company purchased $16,200 aggregate principal amount of the Bond. The Bond was fully repurchased and retired on September 27, 2021 upon the exercise of the Company's call option pursuant to the Bond terms discussed below. The Bond bore interest at a US Dollar fixed-rate coupon of 9.50% which was payable semi-annually in arrears in March and September of each year. The Bond was callable in whole or in parts in three years at a price equal to 103.8% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The Bond included financial and other covenants and was trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”. On July 7, 2020, the Company repurchased $8,000 of nominal value of the Bond. On June 22, 2021, the Company refinanced $74,200 of nominal value of the Bond at a price equal to 106.25% of nominal value, or $78,838, with the new bond discussed below. The Company applied the debt modification guidance for the part of the transaction refinanced by existing investors amounting to $73,400 and the debt extinguishment for the remaining $800. An amount of $5,272 consisting of the costs paid to the investors who participated in the refinancing and unamortized deferred fees were deferred over the term of the new bond and an amount of $57 was recorded as loss on debt extinguishment. On September 27, 2021, the Company exercised the call option and redeemed the balance of the Bond at the price of 103.8%. In 2021 and 2020, the repurchase of the Bond resulted in loss of $880 and gain of $374, respectively, which is included in “(Loss)/gain on extinguishment of debt” in the consolidated statements of operations.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

8.375% Senior Unsecured Bond: On June 22, 2021, the Company issued a $125,000 senior unsecured bond (the “New Bond”) maturing in June 2026. The New Bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. The New Bond was offered to the investors of the 9.5% Senior Unsecured Bond, part of whom exchanged their bonds with the New Bond, including entities affiliated with executive officers and directors of the Company who exchanged their securities and participated in the New Bond with an aggregate principal amount of $21,000. The New Bond bears interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The New Bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The New Bond includes financial and other covenants and is trading at Oslo Stock Exchange under the ticker symbol "DIASH02" effective February 1, 2022. Debt issuance costs amounted to $2,080.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 2.15% to 2.5%. Their maturities range from July 2023 to January 2032. For 2021 and 2020, the weighted average interest rate of the secured term loans was 2.45% and 3.02%, respectively.

Under the secured term loans outstanding as of December 31, 2021, 30 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $600,311. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

As at December 31, 2021 and 2020, minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $16,500 and $20,000, respectively and are included in “Restricted cash” in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at December 31, 2021 and 2020, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

Export-Import Bank of China and DnB NOR Bank ASA: On February 15, 2012, the Company drew down a first tranche of $37,450, under a secured loan agreement, which is repayable in 40 quarterly installments of approximately $628 each and a balloon of $12,332 payable together with the last installment on February 15, 2022. On May 18, 2012, the Company drew down, under the same agreement, a second tranche of $34,640, which is repayable in 40 quarterly installments of approximately $581 each and a balloon of $11,410 payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum. The loan was prepaid in full on May 17, 2021 and unamortized costs were written off to “(Loss)/gain on extinguishment of debt” in the 2021 consolidated statement of operations.

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

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Commonwealth Bank of Australia, London Branch: On January 13, 2014, the Company drew down $9,500 under a secured loan agreement, which is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was prepaid in full on May 18, 2021 and unamortized costs were written off to “(Loss)/gain on extinguishment of debt” in the 2021 consolidated statement of operations.

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

Nordea Bank AB, London Branch (“Nordea”): On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, which was repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bore interest at LIBOR plus a margin of 2.1%. On May 7, 2020, the Company entered into a new loan agreement with Nordea, to refinance the balance of the existing loan, whereas the balance is payable in eight equal quarterly installments of about $1,862 each and a balloon of $40,955 payable together with the last installment on March 19, 2022. The borrowers had the option to request additional extensions until March 2023 and March 2024 subject to approval by the lender, both of which were exercised on July 30, 2021. The loan bears interest at LIBOR plus a margin of 2.25%. On July 29, 2021, the Company entered into a supplemental agreement with Nordea, pursuant to which the borrowers exercised their options to extend the loan maturity to March 2024 and to draw down an additional amount of $460. The balance of the refinanced loan, including the additional $460 drawn on July 30, 2021, is repayable in 11 equal consecutive quarterly instalments of $1,861.6 and a balloon instalment of $26,522 payable on March 19, 2024, all other terms of the loan remaining the same. Debt issuance costs amounted to $141.

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

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 million, divided into two tranches. The purpose of the loan facility was to combine the two loans outstanding with ABN and extend the maturity of the loan maturing on March 30, 2021 (tranche B) to the maturity of the other loan, maturing on June 30, 2024 (tranche A). The refinanced loan bears interest at LIBOR plus a margin of 2.25% for tranche A and LIBOR plus a margin of 2.4% for tranche B.

On May 20, 2021, the Company, drew down $91,000 under a secured sustainability linked loan facility with ABN AMRO Bank N.V, dated May 14, 2021, which was used to refinance existing loans which were treated as extinguished. The loan is repayable in 20 consecutive quarterly installments of $3,390 each and a balloon of $23,200 payable together with the last installment, on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which may be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs. Debt issuance costs amounted to $736.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Danish Ship Finance A/S: On April 30, 2015, the Company drew down $30,000 under a loan agreement, which is repayable in 28 equal consecutive quarterly installments of $500 each and a balloon of $16,000 payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%. The loan was prepaid in full on May 20, 2021 and unamortized costs were written off to Loss/(gain) on extinguishment of debt in the 2021 consolidated statement of operations.

ING Bank N.V.: On November 19, 2015, the Company drew down advance A of $27,950 under a secured loan agreement, which is repayable in 28 consecutive quarterly installments of about $466 each and a balloon installment of about $14,907 payable together with the last installment on November 19, 2022. Advance B of $11,733 was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $293 each and a balloon installment of about $3,520 payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%. The loan was prepaid in full on May 20, 2021 and unamortized costs were written off to “(Loss)/gain on extinguishment of debt” in the 2021 consolidated statement of operations.

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

As at December 31, 2021 and 2020, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above as at December 31, 2021, and throughout their term, are shown in the table below and do not include the related debt issuance costs.

Period	Principal Repayment
Year 1	$43,304
Year 2	85,492
Year 3	106,841
Year 4	17,376
Year 5	158,796
Year 6 and thereafter	20,034
Total	$431,843

8.Commitments and Contingencies

a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)	On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1,750, paid by DSI, for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. As of December 31, 2020, the Company recorded a provision amounting to $958 included in Vessel operating expenses in the 2020 accompanying statement of operations, representing the Company's best estimate of its share of the fine. In February 2021, DWM, as managers of the vessel, entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2,000 and the placement of DWM on probation for four years, subject to court approval. On September 23, 2021, in the sentencing hearing of the Protefs case, the judge accepted DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2,000, a total special assessment and a four year term of probation. The Company paid the total amount of the fine, of which about $1,000 is due from DWM (Note 4(d) and 2(y)).
c)

As of December 31, 2021, the Company had an aggregate amount of unrecognized unconditional purchase obligations amounting to $65,020, excluding other acquisition costs, in connection with the agreements to acquire two vessels from unaffiliated third parties, under which the Company had paid an advance of such purchase prices (Note 5) and the balance was paid on the delivery of the vessels (Note 15).

d)

As at December 31, 2021, all of the Company’s vessels, except for three, were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2021 and until their expiration was as follows:

Period	Amount
Year 1	$128,295
Year 2	11,413
Total	$139,708

9.Capital Stock and Changes in Capital Accounts

a)Preferred stock: As at December 31, 2021 and December 31, 2020, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares, 5,000,000 are designated as Series B Preferred Shares, 10,675 are designated as Series C Preferred Shares and 400 are designated as Series D Preferred Shares. As at December 31, 2021 and December 31, 2020, the Company had zero Series A Participating Preferred Shares issued and outstanding.
b)Series B Preferred Stock: As at December 31, 2021 and December 31, 2020, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. In 2021, 2020 and 2019, dividends on Series B preferred shares amounted to $5,769, $5,769 and $5,769, respectively. Since February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

c)Series C Preferred Stock: As at December 31, 2021 and December 31, 2020, the Company had 10,675 Series C Preferred Shares issued and outstanding with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The transaction was approved unanimously by a committee of the Board of Directors established for the purpose of considering the transaction and consisting of the Company’s independent directors. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates and immediate family members. In September 2020, the Series C Preferred Shares were transferred from an affiliate of Mr. Simeon Palios to an affiliate of the Company’s Chief Executive Officer, Mrs. Semiramis Paliou.
d)Series D Preferred Stock: On June 22, 2021, the Company issued 400 shares of newly-designated Series D Preferred Stock, par value $0.01 per share, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou, for an aggregate purchase price of $360, or $254 net of expenses. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock vote with the common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities. The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company.
e)Repurchase of common shares: In 2019, the Company repurchased in tender offers 3,889,386 shares of its outstanding common stock at a price of $2.80 per share; 3,125,000 shares at a price of $3.40 per share; 2,000,000 shares at a price of $3.75 per share; 2,816,900 shares at a price of $3.55 per share; and 2,739,726 shares at a price of $3.65. The aggregate cost of the shares repurchased amounted to $49,679, including expenses. In February 2020, the Company repurchased, in a tender offer 3,030,303 shares of its common stock at a price of $3.30 per share and in March 2020, repurchased 1,088,034 shares of common stock under its share repurchase plan authorized in May 2014, at an average price of $1.72 per share. The aggregate cost of the shares repurchased amounted to $11,999, including expenses. In February 2021, the Company repurchased in a tender offer 6,000,000 shares at the price of $2.50 per share. In August 2021, the Company repurchased, in another tender offer, 3,333,333 shares, at a price of $4.50 per share and in December 2021, repurchased 3,529,411 shares at a price of $4.25 per share. The aggregate cost of the share repurchases was $45,369, including expenses.
f)Dividend on Common stock: On November 10, 2021, the Company paid a cash dividend on its common stock, amounting to $0.10 per common share, or $8,820, to its stockholders of record as of November 3, 2021. On November 29, 2021, the Company distributed in the Spin-Off 8,820,240 shares of OceanPal having a value of $40,509, or $4.6 per share to its shareholders of record on November 3, 2021 (Note 1).

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

g)Incentive plan: In November 2014, the Company adopted the 2014 Equity Incentive Plan, or the Plan, to issue awards to Key Persons in the form of (a) non-qualified stock, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) dividend equivalents, (f) unrestricted stock and (g) other equity-based or equity-related Awards for a maximum number of 5,000,000 shares of common stock. This number was increased to 13,000,000 on May 31, 2018, after an amendment of the Plan . On January 8, 2021, the Company further amended and restated the Plan to increase the number of common shares available for issuance under the Plan by 20 million shares. Restricted shares vest ratably over a specified period, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. On February 18, 2021 and February 24, 2021, the Company’s Board of Directors approved the award of 260,000 and 2,400,000 shares of restricted common stock, respectively to executive management and non-executive directors, for a fair value of $798 and $6,816, respectively, to vest over a period of 3 years. Additionally, on February 24, 2021, the Company’s Board of Directors approved the award of 5,600,000 shares of restricted common stock to executive management and non-executive directors, for a fair value of $15,904, to vest over a period of 5 years. As at December 31, 2021, 16,664,759 shares remained reserved for issuance according to the Company’s incentive plan.

Restricted stock during 2021, 2020 and 2019 is analyzed as follows:

		Weighted Average
	Number of Shares	Grant Date Price
Outstanding at December 31, 2018	3,761,633	$4.04
Granted	2,000,000	2.99
Vested	(1,928,400)	3.75
Outstanding at December 31, 2019	3,833,233	$3.63
Granted	2,200,000	2.72
Vested	(3,610,221)	3.52
Outstanding at December 31, 2020	2,423,012	$2.95
Granted	8,260,000	2.85
Vested	(1,168,363)	3.20
Outstanding at December 31, 2021	9,514,649	$2.83

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date such awards were approved by the Company's board of directors. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. During, 2021, 2020 and 2019, compensation cost amounted to $7,442, $10,511 and $7,581, respectively, and is included in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

At December 31, 2021 and December 31, 2020, the total unrecognized cost relating to restricted share awards was $20,054 and $3,978, respectively. At December 31, 2021, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.65 years.

10.Voyage expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2021	2020	2019
Commissions	$10,794	$8,310	$11,108
(Gain)/loss from bunkers	(5,955)	3,708	1,537
Port expenses and other	731	1,507	897
Total	$5,570	$13,525	$13,542

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11.Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2021	2020	2019
Interest expense	$20,502	$20,742	$27,963
Interest income from bond repurchase	(2,435)	(579)	—
Amortization of financing costs	1,865	1,066	1,126
Loan expenses and other	307	285	343
Total	$20,239	$21,514	$29,432

12.Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. In 2021, the denominator of the diluted earnings per share calculation includes 3,735,059 incremental shares. In 2020 there were no incremental shares and in 2019, there were 598,014 incremental not included in the calculation as the Company incurred losses and the effect of such shares was anti-dilutive.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2021	2020	2019
Net income/(loss)	$57,394	$(134,197)	$(10,535)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	$51,625	$(139,966)	$(16,304)

Weighted average number of common shares, basic	81,121,781	86,143,556	95,191,116
Incremental shares	3,735,059	—	—
Weighted average number of common shares, diluted	84,856,840	86,143,556	95,191,116

Earnings/(loss) per share, basic	$0.64	$(1.62)	$(0.17)

Earnings/(loss) per share, diluted	$0.61	$(1.62)	$(0.17)

13.Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2021, 2020 and 2019 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

14.Financial Instruments and Fair Value Disclosures

Interest rate risk and concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

During 2021, 2020 and 2019, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2021	2020	2019
Cargill International SA	10%	18%	16%
Koch Shipping PTE LTD. Singapore	*	16%	14%
Swissmarine Pte. Ltd	*	*	18%
Glencore Agriculture B.V., Rotterdam	*	*	12%

*Less than 10%

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

Fair value of assets and liabilities: The carrying values of financial assets reflected in the accompanying consolidated balance sheet, approximate their respective fair values due to the short-term nature of these financial instruments.

The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2021, the New Bond having a fixed interest rate and a carrying value of $125,000 (Note 7) had a fair value of $128,750 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

Other Fair value measurements

		Quoted Prices in	Significant Other
	December 31,	Active Markets	Observable Inputs	Total
Description (in thousands of US Dollars)	2021	(Level 1)	(Level 2)	gains/(loss)
Non-recurring fair value measurements
Investments in related parties (1)	7,575		7,575

DIANA SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

		Quoted Prices in	Significant Other
	December 31,	Active Markets	Observable Inputs	Total
	2020	(Level 1)	(Level 2)	gains/(loss)
Non-recurring fair value measurements
Long-lived assets held for use (2)	166,430		166,430	(93,338)
Long-lived assets held for use - Calipso (3)	7,330		7,330	201
Long-lived assets held for sale (4)	23,361	23,361		(8,700)
Total non-recurring fair value measurements	197,121	23,361	173,760	(101,837)

(1)	On November 29, 2021, Series B preferred shares and Series C preferred shares were recorded at $5 and $7,570, respectively, being the fair value of the shares on the date of issuance to the Company by OceanPal (Note 4).
(2)	At March 31, 2020, vessels held for use, having a carrying value of $258,425 and $1,343 of unamortized deferred costs, were written down to their fair value of $166,430, resulting in an impairment charge of $93,338 (Note 5).
(3)	On March 8, 2020, the vessel Calipso, having a carrying value of $7,130, was recorded at fair value of $7,330, resulting in gain of $201 (Note 5).
(4)	In September 2020, the vessel Coronis and in December 2020, the vessels Sideris G.S. and Oceanis having an aggregate carrying value of $31,933 and $128 of unamortized deferred costs, were recorded at an aggregate fair value of $23,361, resulting in impairment charge of $8,700 (Note 5).

15.Subsequent Events

a)	Series B Preferred Stock Dividends: On January 18, 2022 and April 18, 2022, the Company paid quarterly dividends on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, each, to its stockholders of record as of January 14, 2022 and April 14, 2022, respectively.
b)	Acquisition of vessel: On February 16, 2022, the Company acquired the vessel Leonidas P.C. (ex Magnolia) (Note 5).
c)	Restricted share awards: On February 25, 2022, the Company's Board of Directors approved the award of 1,470,000 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company's amended plan, as annual bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $6,105. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be 3 years.
d)	Common Stock Dividend: On March 21,2022, the Company paid a dividend on its common stock of $0.20 per share, or $17,227, to its stockholders of record as of March 9,2022.
e)	Vessel delivery and sale and leaseback transaction: On March 29, 2022, the Company acquired Florida, the Capesize dry bulk vessel it had agreed to acquire from a third party company (Note 5). On the same date, the Company sold the vessel at the price of $50,000 to a different third party company and entered into a bare boat charter with the new owner of the vessel, under a sale and leaseback transaction, pursuant to which the Company will act as charterer. The bare boat charter has a duration of ten years and the Company will have the option to acquire the vessel after a specific period at prices specified in the agreement.
f)	The war in Ukraine: The war in Ukraine has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia to the United States. Currently, the Company's operations, or our counterparties, have not been significantly affected by the war in Ukraine and its implications, however, the ongoing conflict could result in uncertain impacts on the international shipping markets the world economy and consequently the Company's business and results of operations.