Form 20-F
period 2022-12-31
DIANA SHIPPING INC.
filed 2023-03-27
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
FORM
20-F
(Mark One)

☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2022
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

(
Exact name of Registrant as specified in its charter)
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
Pendelis 16
,
175 64 Palaio Faliro
,
Athens
,
Greece

____________________________________________________________________________________________________________________________________________________________________________________________________________

(Address of principal executive offices)
Mr. Ioannis Zafirakis
Pendelis 16, 175 64 Palaio Faliro,

Athens, Greece

Tel:

+ 30-
210
-
9470-100
, Fax: +
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

As of December 31, 2022, there were
102,653,619

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
☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the
registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s

executive officers during the relevant recovery

period pursuant to §240.10D-
1(b).

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
☐

Yes
☐

No

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS 5
PART I
Item 1. Identity of Directors, Senior Management and Advisers 8
Item 2. Offer Statistics and Expected Timetable 8
Item 3. Key Information 8
Item 4. Information on the Company 44
Item 4A. Unresolved Staff Comments 68
Item 5. Operating and Financial Review and Prospects 68
Item 6. Directors, Senior Management and Employees 85
Item 7. Major Shareholders and Related Party Transactions 92
Item 8. Financial Information 97
Item 9. The Offer and Listing 98
Item 10. Additional Information 99
Item 11. Quantitative and Qualitative Disclosures about Market Risk 108
Item 12. Description of Securities Other than Equity Securities 109
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies 110
Item 14. Material Modifications to the Rights of Security Holders and Use of
Proceeds
110
Item 15. Controls and Procedures 110
Item 16A. Audit Committee Financial Expert 111
Item 16B. Code of Ethics 111
Item 16C. Principal Accountant Fees and Services 111
Item 16D. Exemptions from the Listing Standards for Audit Committees 112
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 112
Item 16F. Change in Registrant’s Certifying Accountant 113
Item 16G. Corporate Governance 113
Item 16H. Mine Safety Disclosure 114
PART III
Item 17. Financial Statements 115
Item 18. Financial Statements 115
Item 19. Exhibits 115

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

interest rates,

and the

impact of

the discontinuance

of the

London
Interbank Offered

Rate for

US Dollars,

or LIBOR,

after June

30, 2023

on any

of our

debt referencing
LIBOR in the interest rate;
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

States;
●
general domestic and international political conditions or labor disruptions;
●
the impact of port or canal congestion or disruptions;
●
the length and severity of

the continuing novel coronavirus (COVID-19) outbreak and its impact in
the dry-bulk shipping industry;
●
potential physical

disruption of

shipping routes

due to

accidents, climate-related

reasons (acute

and
chronic), political events, public health threats, international hostilities and instability, piracy or acts
by terrorists; and
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

[Reserved]

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.
D.

Risk Factors
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in our Company.

Industry Specific Risk Factors
●
Charter hire rates

for dry bulk

vessels are

volatile and

have fluctuated

significantly in

the
past years, which may adversely affect

our earnings, revenues and profitability and our
ability to comply with our loan covenants.
●
The current

state of

the global

financial markets

and economic

conditions may

adversely
impact

our

ability

to

obtain

additional

financing

on

acceptable

terms

and

otherwise
negatively impact our business.
●
Our operating results may be affected by seasonal fluctuations.
●
An increase in the price of fuel, or bunkers, may adversely affect our profits.
●
We

are

subject

to

complex laws

and

regulations, including

environmental regulations
that can adversely affect the cost, manner or feasibility of doing business.
●
Increased inspection

procedures, tighter

import

and export

controls and

new

security
regulations could increase costs and disrupt our business.

●
Operational risks and damage to our vessels could adversely

impact our performance.

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
●
We

charter

some

of

our

vessels

on

short-term

time

charters

in

a

volatile

shipping
industry and a decline

in charter hire rates

could affect our results

of operations and

our
ability to pay dividends.
●
Rising crew costs could adversely affect our results of operations.
●
Our investment in

Diana Wilhelmsen Management

Limited may expose us

to additional
risks.
●
A cyber-attack could materially disrupt our business.
●
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
●
Investment in derivative instruments such as forward

freight agreements could result in
losses.
●
We cannot

assure you that

we will be

able to borrow

amounts under loan

facilities and
restrictive covenants in our loan facilities impose financial and other restrictions on us.

●
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
●
We may be unable

to attract and

retain key management

personnel and other

employees
in

the

shipping

industry,

which

may

negatively

impact

the

effectiveness

of

our
management and results of operations.
●
Technological

innovation and

quality and

efficiency requirements

from our

customers
could reduce our charter hire income and the value of our vessels.
●
We

may

not

have

adequate

insurance

to

compensate

us

if

we

lose

our

vessels

or

to
compensate third parties.
●
Our vessels

may suffer

damage and we

may face

unexpected drydocking costs,

which
could adversely affect our cash flow and financial condition.
●
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
●
We

are exposed

to U.S.

dollar and

foreign currency

fluctuations and

devaluations that
could harm our reported revenue and results of operations.
●
Volatility

of

London

Interbank

Offered

Rate

(“LIBOR”),

the

cessation

of

LIBOR

and
replacement

of

our

interest

rate

in

our

debt

agreements

could

affect

our

profitability,
earnings and cash flow.
●
We

depend upon

a few

significant customers

for

a large

part of

our revenues

and the
loss of

one or

more of

these customers

could adversely

affect our

financial performance.
●
We are a holding

company, and we depend

on the ability

of our subsidiaries

to distribute
funds to us in order to satisfy our financial obligations.
●
Because we

are organized under

the laws

of the

Marshall Islands, it

may be

difficult to
serve

us

with

legal

process

or

enforce

judgments

against

us,

our

directors

or

our
management.
●
If we expand our

business further, we

may need to improve our

operating and financial
systems and will need to recruit suitable employees and crew for our vessels.
●
We may have to pay tax on U.S. source income, which would reduce our earnings.
●
United States tax authorities could treat us as a “passive foreign investment company,”
which

could

have

adverse

United

States

federal

income

tax

consequences

to

United
States holders.
Risks Relating to Our Common Stock

●
We cannot assure

you that our board

of directors will continue

to declare dividends on
shares of our common stock in the future.
●
The market

prices and trading

volume of our

shares of

common stock may

experience
rapid

and

substantial

price

volatility,

which

could

cause

purchasers

of

our

common
stock to incur substantial losses.
●
Since we are

incorporated in the

Marshall Islands,

which does not

have a well-developed
body

of

corporate

law,

you

may

have

more

difficulty

protecting

your

interests

than
shareholders of a U.S. corporation.
●
As

a

Marshall

Islands

corporation

and

with

some

of

our

subsidiaries

being

Marshall
Islands

entities

and

also

having

subsidiaries

in

other

offshore

jurisdictions,

our
operations may

be subject

to economic

substance requirements,

which could

impact our
business.
●
Certain existing shareholders will be able to exert

considerable control over matters on
which our shareholders are entitled to vote.

●
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

vessels

are

volatile

and

have

fluctuated

significantly

in

the

past
years, which

may adversely

affect our earnings,

revenues and

profitability and

our ability

to comply
with our loan covenants.

Substantially all of our revenues

are derived from a single

market, the dry bulk segment,

and therefore our
financial results

are subject

to

cyclicality of

the

dry bulk

shipping industry

and any

attendant volatility

in
charter hire

rates and profitability. The

degree of

charter hire

rate volatility

among different types

of dry

bulk
vessels has

varied widely,

and time

charter and spot

market rates

for dry

bulk vessel

have in

the recent
past declined below

the operating costs

of vessels. When

we charter our

vessels pursuant

to spot or

short-
term time

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

adversely affect our

profitability, cash flows and may

cause vessel values

to decline,
and,

as a

result, we

may have

to record

an impairment

charge in

our consolidated

financial statements
which could adversely affect our financial results.
Dry bulk market conditions

remained volatile in

2022, reflecting the

impact of a

broad economic slowdown,
easing of

port congestion,

and the

war in

Ukraine. With

the

exception of

a temporary

sharp increase

in
rates in

the immediate

aftermath of

Russia’s invasion

of Ukraine,

rates generally

trended downwards

during
the

course

of

the

year.

In

January

and

February

2023,

we

saw

spot

rates

fall

to

extremely

low

levels,
following normal seasonal patterns as well as

Chinese New Year,

which has reduced industrial activity in
the

region. Market

conditions

have

improved since

the

lows

of

February and

are

expected to

gradually
improve over the course of 2023 as China’s re-opening takes hold, however we cannot guarantee a trend towards recovery.
Factors that influence demand for dry bulk vessel capacity include:
●
supply

of

and

demand

for

energy

resources,

commodities,

and

semi-finished

and

finished
consumer and industrial products;
●
changes in the exploration or production of

energy resources, commodities, and semi-finished
and finished consumer and industrial products;
●
the location of regional and global exploration, production and manufacturing facilities;
●
the location

of consuming

regions for

energy resources,

commodities, and

semi-finished and
finished consumer and industrial products;
●
the globalization of production and manufacturing;
●
global and

regional economic

and political

conditions, armed

conflicts, including

the

ongoing
conflict between Russia and Ukraine and fluctuations in industrial and agricultural production;
●
disruptions and developments in international trade;
●
changes

in

seaborne

and

other

transportation

patterns,

including

the

distance

cargo

is
transported by sea;
●
international sanctions, embargoes,

import and export

restrictions, nationalizations, piracy, and
terrorist attacks;

●
legal and regulatory changes including regulations

adopted by supranational authorities and/or
industry bodies, such as safety and environmental regulations and requirements;
●
weather and acts of God and natural disasters;
●
environmental and other regulatory developments;
●
currency exchange rates, specifically versus USD; and
●
the continuing impact of the COVID-19 pandemic on the global economy.
Demand for

our dry

bulk oceangoing

vessels is

dependent upon

economic

growth in

the world’s

economies,
seasonal and regional changes in

demand and changes to the

capacity of the global dry

bulk fleet and the
sources and supply for dry bulk cargo transported by sea. Continued adverse economic, political or social
conditions

or

other

developments

could

further

negatively

impact

charter

rates

and

therefore

have

a
material adverse effect on our business results, results of operations and ability to pay dividends.
Factors that influence the supply of dry bulk vessel capacity include:
●
the number of newbuilding orders and deliveries, including

slippage in deliveries;
●
the number of shipyards and ability of shipyards to deliver vessels;
●
port or canal congestion;
●
potential disruption,

including supply chain

disruptions, of

shipping routes due

to accidents

or
political events;
●
the scrapping of older vessels;
●
speed of vessel operation;
●
vessel casualties;
●
technological advances in vessel design and capacity;
●
the

degree

of

scrapping

or

recycling

of

older

vessels,

depending,

among

other

things,

on
scrapping or recycling rates and international scrapping or recycling regulations;
●
the price of steel and vessel equipment;
●
product imbalances (affecting level of trading activity) and developments in international trade;
●
the number

of vessels

that are

out of

service, namely

those that

are laid-up,

drydocked, awaiting
repairs or otherwise not available for hire;

●
availability of financing for new vessels and shipping activity;
●
changes

in

international

regulations

that

may

effectively

cause

reductions

in

the

carrying
capacity of vessels or early obsolescence of tonnage; and
●
changes

in

environmental

and

other

regulations

that

may

limit

the

useful

lives

and

trading
patterns of vessels.

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

results.
The current

state of

the global

financial markets

and economic

conditions may

adversely impact
our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.
Global

financial

markets

can

be

volatile

and

contraction

in

available

credit

may

occur

as

economic
conditions change.

In recent

years, operating

businesses in

the global

economy have

faced

weakening
demand for

goods and

services, deteriorating

international liquidity

conditions, and

declining markets

which
lead

to

a

general

decline

in

the

willingness

of

banks

and

other

financial

institutions

to

extend

credit,
particularly in

the shipping industry. As

the shipping industry

is highly dependent

on the

availability of

credit
to finance and expand operations, it may be negatively affected by such changes and volatility.
Also,

as

a

result

of

concerns

about

the

stability

of

financial

markets

generally,

and

the

solvency

of
counterparties specifically,

the

cost of

obtaining money

from the

credit markets

may

increase if

lenders
increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar

to

current

debt,

and

reduce,

or

cease

to

provide

funding

to

borrowers.

Due

to

these

factors,
additional financing may not be available to the extent required, on acceptable terms or at all. If additional financing is

not available

when needed,

or is

available only

on unfavorable

terms, we

may be

unable to
expand or meet our obligations as they come due or we may be unable to enhance our existing business,
complete

additional

vessel

acquisitions

or

otherwise

take

advantage

of

business

opportunities

as

they
arise.
Credit

markets

in

the

United

States

and

Europe

have

in

the

past

experienced

significant

contraction,
deleveraging

and

reduced

liquidity,

and

there

is

a

risk

that

the

U.S.

federal

government

and

state
governments

and

European

authorities

continue

to

implement

a

broad

variety

of

governmental

action
and/or

new

regulation

of

the

financial

markets.

Global

financial

markets

and

economic

conditions

have
been,

and

continue

to

be,

disrupted

and

volatile.

We

face

risks

attendant

to

changes

in

economic
environments, changes in

interest rates, and

instability in the

banking and securities

markets around the
world,

among

other

factors

which may

have

a material

adverse

effect

on

our

results

of

operations and
financial condition and may

cause the price of

our common shares to decline.

As of December 31, 2022,
we had total outstanding indebtedness of $530.1 million under our various credit facilities and bond and a further $142.4 million of finance liabilities.

Global economic conditions may continue to negatively impact the drybulk shipping industry.
Major market disruptions

and adverse changes

in market conditions

and regulatory climate

in China, the
United States, the European Union and

worldwide may adversely affect our business

or impair our ability
to borrow amounts under credit facilities or any future financial arrangements.

Chinese dry bulk imports have accounted

for the majority of global dry bulk

transportation growth annually
over the

last decade.

Accordingly,

our financial

condition and results

of operations,

as well

as our

future
prospects,

would

likely

be

hindered

by

an

economic

downturn

in

any

of

these

countries

or

geographic
regions. In recent

years China and

India have been

among the world’s

fastest growing economies

in terms
of gross domestic product, and any

economic slowdown in the Asia Pacific region particularly

in China or
India

may

adversely

affect

demand

for

seaborne

transportation

of

our

products

and

our

results

of
operations. Moreover, any deterioration in the economy of

the United States or the European Union, may
further adversely affect economic growth in Asia.
Economic growth is

expected to slow, including

due to supply-chain

disruption, the

recent surge in

inflation
and related actions

by central

banks and geopolitical

conditions, with

a significant

risk of recession

in many
parts

of

the

worlds

in

the

near

term.

In

particular,

an

adverse

change

in

economic

conditions

affecting
China, Japan, India or Southeast Asia generally could have a negative effect on the drybulk market.

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

290 in February 2016. In

2022, the BDI ranged from
a

high

of

3369

on May

23,

2022 to

a

low

of

965

on

August

31,

2022 to

drop

again to

a

low

of 530

on
February 16,

2023. The

BDI has

since recovered

from the

February 2023

levels and

closed at

1484 on
March 23, 2023. There

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
Worldwide inflationary

pressures could

negatively impact

our results

of operations

and cash

flows.
It

has

been

recently

observed

that

worldwide

economies

have

experienced inflationary

pressures,

with
price

increases

seen

across

many

sectors

globally.

For

example,

the

U.S.

consumer

price

index,

an
inflation gauge

that measures

costs across

dozens of

items, rose

6.5% in

December 2022

compared to

the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and

to what degree,

as central banks begin

to respond to

price increases. In the
event that

inflation becomes

a significant

factor in

the global

economy generally

and in

the shipping

industry
more

specifically,

inflationary

pressures

would

result

in

increased

operating,

voyage

and

administrative
costs. Furthermore, the

effects of

inflation on the

supply and demand

of the products

we transport could
alter demand

for our

services. Interventions

in the

economy by

central banks

in response

to inflationary
pressures

may

slow

down

economic

activity,

including

by

altering

consumer

purchasing

habits

and
reducing demand for the commodities and products we carry,

and cause a reduction in trade. As a result,
the volumes of goods we

deliver and/or charter rates

for our vessels may be

affected. Any of these factors
could have an adverse effect on our business, financial condition, cash flows and operating results.
Regulations relating to

ballast water discharge

may adversely affect our

revenues and profitability.
The IMO has imposed

updated guidelines for

ballast water management

systems specifying

the maximum
amount of viable

organisms allowed

to be discharged

from a vessel’s

ballast water. Depending on

the date
of the

International Oil

Pollution Prevention

('IOPP') renewal

survey,

existing vessels

constructed before
September 8, 2017 must

comply with the

updated D-2 Discharge Performance

Standard ('D-2 standard')
on or after September 8, 2019. For most vessels, compliance

with the D-2 standard involves installing on-
board

systems

to

treat

ballast

water

and

eliminate

unwanted

organisms.

Ships

constructed

on

or

after
September 8, 2017 are to comply with the D-2 standard upon delivery.

We currently have one vessel that
does not comply with the updated guideline,

which is scheduled to undergo such works in 2023.
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

VGP within

two years. On

October 26, 2020,

the
EPA

published a

Notice of

Proposed Rulemaking

for Vessel

Incidental Discharge

National Standards

of
Performance under

VIDA. Within two

years after

the EPA

publishes its final

Vessel

Incidental Discharge
National Standards

of Performance,

the U.S.

Coast Guard

must develop

corresponding implementation,
compliance, and

enforcement regulations regarding

ballast water.

The new regulations

could require the
installation of new equipment, which may cause us to incur substantial costs.
Risks

associated

with

operating

ocean-going

vessels

could

affect

our

business

and

reputation,
which could have a material adverse effect on our results of operations and financial condition.
The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:
●
marine disaster;
●
acts of God;
●
terrorism;
●
environmental accidents;
●
cargo and property losses or damage;
●
business

interruptions

caused

by

mechanical

failures,

human

error,

war,

political

action

in
various countries, labor strikes or adverse weather conditions; and
●
piracy or robbery.

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
Our

operations outside

the

United States

expose us

to

global risks,

such as

political instability,
terrorist

or

other

attacks,

war,

international

hostilities

and

global

public

health

concerns,

which
may affect the seaborne transportation industry and adversely affect our business.
We are an international

shipping company and

primarily conduct most

of our operations

outside the United
States, and our business,

results of operations, cash

flows, financial condition

and ability to pay dividends,
if any, in the future may be adversely affected by changing economic, political and government conditions in

the

countries and

regions where

our

vessels are

employed or

registered. Moreover,

we

operate in

a
sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the
United States and China,

stabilizing growth in China, continuing threat

of terrorist attacks around
the world,

continuing instability and

conflicts and other

ongoing occurrences in

the Middle

East,
Ukraine,

and

in

other

geographic

areas

and

countries,

as

well

as

the

public

health

concerns
stemming from the ongoing COVID-19 outbreak.

In the

past, political

instability has

also resulted

in attacks

on vessels,

mining of

waterways and

other efforts
to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the

recent conflicts between

Russia and Ukraine. Acts

of terrorism and piracy

have also
affected

vessels trading

in

regions

such

as the

South

China Sea

and

the

Gulf

of

Aden

off

the

coast

of
Somalia. Any

of these

occurrences could

have a

material adverse

impact

on our

future performance,

results
of operation, cash flows and financial position.
Beginning

in

February

of

2022,

President

Biden

and

several

European

leaders

announced

various
economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business.
The United

States Department

of the

Treasury’s

Office

of Foreign

Assets Control

(“OFAC”)

administers
and

enforces

multiple

authorities

under

which

sanctions

have

been

imposed

on

Russia,

including:

the
Russian

Harmful

Foreign

Activities

sanctions

program,

established

by

the

Russia-related

national
emergency declared in

Executive Order (E.O.)

14024 and subsequently

expanded and addressed

through
certain

additional

authorities,

and

the

Ukraine-Russia-related

sanctions

program,

established

with

the
Ukraine-related national emergency

declared in E.O.

13660 and subsequently

expanded and addressed
through

certain additional

authorities.

The

United

States

has

also

issued

several

Executive Orders

that
prohibit

certain

transactions

related

to

Russia,

including

the

importation

of

certain

energy

products

of
Russian Federation origin

(including crude oil,

petroleum, petroleum fuels,

oils, liquefied

natural gas and
coal), and all new investments in Russian by U.S. persons,

among other prohibitions and export controls.
Furthermore, the United

States has also

prohibited a variety

of specified services related

to the maritime
transport

of

Russian

Federation

origin

crude

oil

and

petroleum

products,

including

trading/commodities
brokering, financing,

shipping, insurance

(including reinsurance

and protection

and indemnity),

flagging,
and customs brokering. These prohibitions

took effect on

December 5, 2022 with respect

to the maritime
transport

of

crude

oil

and

February

5,

2023

with

respect

to

the

maritime

transport

of

other

petroleum
products.

An exception exists

to permit such

services when the

price of the

seaborne Russian oil

does not

exceed the

relevant price

cap; but

implementation of

this price

exception relies

on a

recordkeeping and
attestation process that

allows each

party in

the supply chain

of seaborne Russian

oil to

demonstrate or
confirm that oil has been purchased

at or below the price cap.

Violations of the price cap policy

or the risk
that information,

documentation, or

attestations provided

by parties

in the

supply chain

are later

determined
to be false may pose additional risks adversely affecting our business.

The ongoing conflict could result in
the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia.

While in general

much uncertainty remains

regarding the global

impact of the conflict
in

Ukraine,

it

is

possible

that

such

tensions

could

adversely

affect

the

Company’s

business,

financial
condition, results

of operation

and cash

flows. For

instance, on

February 24,

2023 OFAC

issued a

new
determination

pursuant

to

Section

1(a)(i)

of

Executive

Order

14024,

which

enables

the

imposition

of
sanctions on individuals and entities who operate or have operated in the metals and mining sector of the
Russian

economy.

Increased

restrictions

on

the

metals

and

mining

sector

may

pose

additional

risks
adversely affecting our business.

Our

business

could

also

be

adversely

impacted

by

trade

tariffs,

trade

embargoes

or

other

economic
sanctions that limit trading activities

by the United States or

other countries against countries

in the Middle
East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

In addition,

public health threats,

such as

COVID-19, influenza and

other highly communicable

diseases
or viruses,

outbreaks of which

have from

time to

time occurred

in various

parts of

the world

in which we
operate,

including

China,

Japan

and

South

Korea,

which

may

even

become

pandemics,

such

as

the
COVID-19 virus, could lead to a significant

decrease of demand for the transportation

of dry bulk cargoes.
Such events may also

adversely impact our

operations, including timely

rotation of our crews,

the timing of
completion

of

any

outstanding

or

future

newbuilding

projects

or

repair

works

in

drydock

as

well

as

the
operations of our customers.

Delayed rotation of

crew may adversely

affect the mental and

physical health
of our crew and the safe operation of our vessels as a consequence.
Outbreaks of epidemic and pandemic diseases,

including COVID-19, and governmental responses
thereto could adversely affect our business.
Since the beginning

of 2020, the

COVID-19 pandemic

has negatively

affected economic conditions,

supply
chains,

labor

markets,

demand

for

certain

shipped

goods

both

regionally

and

globally,

and

has

also
negatively impacted and may continue to impact

our operations and the operations of

our customers and
suppliers. Over the course of the pandemic,

measures taken to mitigate the spread of

the COVID-19 virus
have included travel bans,

quarantines, social distancing, limitations on

public gatherings, impositions on
supply chain

logistics, lockdowns and

other emergency public

health measures,

resulting in

a significant
reduction in

overall global

economic activity

and extreme

volatility in

the global

financial markets.

Relatively
weak global economic conditions

during periods of volatility

have and may

continue to have a

number of
adverse consequences for the dry bulk shipping sectors.

While many of the measures taken were relaxed
starting

in

2021,

we

cannot

predict

whether

and

to

what

degree

emergency

public

health

and

other
measures will be reinstituted in

the event of any resurgence

in the COVID-19 virus or

any variants thereof.

This

year,

we

have

experienced

increases

in

crew

travel

and

medical

costs

due

to

COVID-19.

If

a
resurgence

of

COVID-19,

including

due

to

new

variants,

results

in

travel

restrictions,

supply

chain
disruptions, and

other impediments

to

the

orderly conduct

of

seaborne trade,

such

as those

caused by
China’s “zero-covid” policy, there

may be an

additional material

adverse effect on

our results of

operations,
cash

flows

and

financial

condition.

Further,

prolongment

of

the

COVID-19

pandemic

could

also

impact
credit markets

and financial

institutions and

result in

increased interest

rate spreads

and other

costs of,
and difficulty

in obtaining,

bank financing

and our

ability to

finance the

purchase price

of vessel

acquisitions,
which could limit our ability to grow our business in line with our strategy.
Our operating results may be affected by seasonal fluctuations.

We operate our vessels in markets that have

historically exhibited seasonal variations in demand and, as a result,

in charter

hire rates.

This seasonality

may result

in quarter-to-quarter

volatility in

our operating
results.

The

dry

bulk

carrier

market

is

typically

stronger

in

the

fall

and

winter

months

in

anticipation

of
increased

consumption

of

coal

and

other

raw

materials

in

the

northern

hemisphere

during

the

winter
months. In addition, unpredictable

weather patterns in these

months tend to disrupt vessel

scheduling and
supplies of certain

commodities. As

a result, our

revenues may

be weaker during

the fiscal quarters

ending
June 30

and

September 30,

and,

conversely,

our

revenues

may

be

stronger

in

fiscal

quarters

ending
December 31 and March 31.

While this seasonality

does not directly

affect our operating

results, it could
materially

affect

our

operating results

to

the

extent

our

vessels

are

employed

in

the

spot

market

in

the
future.
An increase in the price of fuel, or bunkers, may adversely affect our profits.
While we generally will not bear the cost

of fuel or bunkers for vessels

operating on time charters, fuel is

a
significant

factor

in

negotiating

charter

rates.

As

a

result,

an

increase

in

the

price

of

fuel

beyond

our
expectations

may

adversely

affect

our

profitability

at

the

time

of

charter

negotiation.

Fuel

is

also

a
significant, if not

the largest, expense

in shipping when

vessels are under

voyage charter.

The price and
supply of

fuel is

unpredictable and

fluctuates based

on events

outside our

control, including

geopolitical
developments, supply

and demand

for

oil

and

gas,

actions by

the

Organization of

Petroleum Exporting
Countries (the

"OPEC"), and

other oil

and gas

producers, war

and unrest

in oil

producing countries

and
regions, regional production patterns

and environmental concerns. Any

future increase in the

cost of fuel
may reduce the profitability and competitiveness of our business.
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
In addition, we

are required by

various governmental and

quasi-governmental agencies to

obtain certain
permits,

licenses,

certificates,

approvals

and

financial

assurances

with

respect

to

our

operations.

Our
failure to

maintain necessary

permits, licenses,

certificates, approvals

or financial

assurances could

require

us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet or lead to the invalidation or reduction of our insurance coverage.
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
International

shipping

is

subject

to

various

security

and

customs

inspection

and

related

procedures

in
countries of origin,

destination and trans-shipment

points. Under the

U.S. Maritime Transportation Security
Act

of

2002 (“MTSA”),

the

U.S.

Coast Guard

issued regulations

requiring

the

implementation of

certain
security requirements

aboard vessels

operating in

waters subject

to the

jurisdiction of

the United

States
and

at

certain ports

and facilities.

These security

procedures may

result

in

cargo seizure,

delays in

the
loading, offloading,

trans-shipment or delivery

and the

levying of customs

duties, fines or

other penalties
against us. It is possible

that changes to inspection

procedures could impose additional

financial and legal
obligations on us.

Changes to inspection

procedures could also

impose additional

costs and obligations

on
our customers and

may,

in certain cases,

render the shipment of

certain types of

cargo uneconomical or
impractical.

Any

such

changes

or

developments

may

have

a

material

adverse

effect

on

our

business,
customer relations, financial

condition and earnings.

Operational risks and damage to our vessels could adversely

impact our performance.

The operation of an ocean-going vessel carries inherent

risks. Our vessels and their cargoes are

at risk of
being damaged or

lost because of

events such as

marine disasters, bad weather

and other acts

of God,
business

interruptions caused

by

mechanical failures,

grounding, fire,

explosions and

collisions, human
error, war, terrorism,

piracy, labor strikes,

boycotts and

other circumstances

or events.

Changing

economic,
regulatory

and

political conditions

in

some

countries, including

political and

military

conflicts, have

from
time

to

time

resulted

in

attacks

on

vessels,

mining

of

waterways,

piracy,

terrorism,

labor

strikes

and
boycotts. Damage to the

environment could also

result from our operations,

particularly through spillage

of
fuel,

lubricants

or

other

chemicals

and

substances

used

in

operations,

or

extensive

uncontrolled

fires.
These

hazards

may

result

in

death

or

injury

to

persons,

loss

of

revenues

or

property,

the

payment

of
ransoms,

environmental

damage,

higher

insurance

rates,

damage

to

our

customer

relationships

and
market disruptions, delay

or rerouting, any

of which may

subject us to

litigation. As a

result, we could

be
exposed

to

substantial

liabilities

not

recoverable

under

our

insurances.

Further,

the

involvement

of

our
vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to
a

loss

of

business. Epidemics

and

other

public health

incidents

may

also

lead

to

crew member

illness,
which

can

disrupt

the

operations

of

our

vessels,

or

to

public

health

measures,

which

may

prevent

our
vessels from calling

on ports or

discharging cargo in

the affected

areas or in

other locations after

having
visited the affected areas.

If our vessels suffer

damage, they may need

to be repaired at

a drydocking facility.

The costs of drydock
repairs are unpredictable

and may

be substantial.

We may have

to pay

drydocking costs

that our

insurance
does not

cover at

all or

in full.

The loss

of revenues

while these

vessels are

being repaired

and repositioned,

as well

as the

actual cost

of these

repairs, may

adversely affect

our business

and financial

condition. In
addition, space

at drydocking

facilities is

sometimes limited

and not

all drydocking

facilities are

conveniently
located. We may be

unable to find space at

a suitable drydocking facility or our vessels

may be forced to
travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of
earnings while these

vessels are forced

to wait for

space or to

travel to more

distant drydocking facilities
may adversely affect our business and financial condition.
The operation

of dry

bulk vessels has

certain unique operational

risks. With

a dry

bulk vessel, the

cargo
itself and its

interaction with the

ship can be a

risk factor. By their nature,

dry bulk cargoes

are often heavy,
dense

and

easily

shifted,

and

react

badly

to

water

exposure.

In

addition,

dry

bulk

vessels

are

often
subjected to

battering treatment

during unloading

operations with

grabs, jackhammers

(to pry

encrusted
cargoes out of the

hold), and small bulldozers. This

treatment may cause damage to

the dry bulk vessel.
Dry bulk

vessels damaged

due to

treatment during

unloading procedures

may be

more susceptible

to a
breach at sea. Hull breaches in dry

bulk vessels may lead to the flooding of

their holds. If flooding occurs
in the forward holds, the bulk

cargo may become so waterlogged that

the vessel's bulkheads may buckle
under the resulting

pressure leading

to the loss of

the dry bulk vessel.

These risks may

also impact the

risk
of loss of life or harm to our crew.
If

we

are

unable to

adequately maintain

or

safeguard

our

vessels,

we may

be

unable to

prevent these
events. Any of these circumstances or events could negatively impact our business, financial condition or results of operations. In addition, the loss of any

of our vessels could harm our crew and our

reputation as
a safe and reliable vessel owner and operator.
If our

vessels call

on ports

located in

countries or

territories that

are the

subject of

sanctions or
embargoes

imposed

by

the

U.S.

government,

the

European

Union,

the

United

Nations,

or

other
governmental authorities, it

could lead to

monetary fines or penalties

and may adversely affect

our
reputation and the market for our securities.
We have not engaged in

shipping activities in countries

or territories or with

government-controlled entities
in 2022

in violation

of any

applicable sanctions or

embargoes imposed by

the U.S.

government, the EU,
the

United

Nations

or

other

applicable governmental

authorities. Our

contracts with

our

charterers may
prohibit

them

from

causing

our

vessels

to

call

on

ports

located

in

sanctioned

countries

or

territories

or
carrying cargo for

entities that are

the subject of

sanctions. Although

our charterers may, in

certain causes,
control the

operation of

our vessels,

we have

monitoring processes

in place

reasonably designed

to ensure
our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible
that our charterers may

cause our vessels to

trade in violation

of sanctions provisions without

our consent.
If

such

activities

result

in

a

violation

of

applicable

sanctions

or

embargo

laws,

we

could

be

subject

to
monetary fines,

penalties, or other

sanctions, and our

reputation and the

market for

our common shares
could be adversely affected.
The applicable sanctions

and embargo laws

and regulations of

these difference jurisdictions

vary in their
application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions

and embargo

laws and

regulations of

each jurisdiction

may be

amended to

increase or

reduce
the restrictions they

impose over time,

and the

lists of

persons and entities

designated under these

laws
and regulations are amended

frequently. Moreover, most sanctions regimes provide that entities owned or
controlled by the

persons or entities

designated in such

lists are

also subject to

sanctions. The U.S.

and
EU have

enacted new

sanctions programs

in recent

years. Additional

countries or

territories, as

well as
additional persons or

entities within or affiliated

with those countries

or territories, have, and

in the future
will,

become

the

target

of

sanctions.

These

require

us

to

be

diligent

in

ensuring

our

compliance

with
sanctions

laws.

Further,

the

U.S.

has

increased

its

focus

on

sanctions

enforcement with

respect to

the
shipping sector. Current or

future counterparties of ours may be affiliated with

persons or entities that are
or may be

in the future

the subject of

sanctions or embargoes imposed

by the United

States, EU, and/or
other international

bodies. If

we determine

that such

sanctions require

us to

terminate existing

or future

contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable
sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result

of Russia’s actions

in Ukraine, the

U.S., EU and

United Kingdom,

together with numerous

other
countries and self-sanctioning,

have imposed significant

sanctions on persons

and entities associated

with
Russia

and

Belarus, as

well

as

comprehensive sanctions

on

certain

areas within

the

Donbas

region

of
Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities.
These sanctions adversely affect our ability to

operate in the region and also restrict

parties whose cargo
we may carry.

Although we believe that we

have been in compliance with

all applicable sanctions and

embargo laws and
regulations in 2022 and

up to the date of

this annual report, and intend

to maintain such compliance,

there
can be no assurance that we

or our charterers will be

in compliance in the future, particularly

as the scope
of certain

laws may be

unclear and may

be subject to

changing interpretations. Any

such violation could
result

in

fines,

penalties or

other

sanctions that

could severely

impact

our

ability to

access

U.S.

capital
markets and conduct our business and could result in our

reputation and the markets for our securities to
be adversely affected

and/or in some

investors deciding, or being

required, to divest their

interest, or not
to invest, in us. In

addition, certain institutional investors may have investment policies or restrictions that
prevent them

from holding

securities of

companies that

have contracts

with countries

or territories

identified
by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest
in, or

to divest

from, our shares

may adversely

affect the

price at

which our

shares trade. Moreover,

our
charterers may violate applicable sanctions

and embargo laws and

regulations as a result

of actions that
do

not

involve

us

or

our

vessels,

and

those

violations

could

in

turn

negatively

affect

our

reputation.

In
addition, our reputation

and the market

for our securities

may be adversely

affected if we engage

in certain
other

activities,

such

as

entering

into

charters

with

individuals

or

entities

that

are

not

controlled

by

the
governments of countries

or territories that

are the subject

of certain U.S.

sanctions or embargo

laws, or
engaging in operations

associated with

those countries or

territories pursuant

to contracts with

third parties
that

are

unrelated

to

those

countries

or

territories

or

entities

controlled

by

their

governments.

Investor
perception of the value of our common stock may

be adversely affected by the consequences of war,

the
effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
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
may

be

entitled

to

a

maritime

lien

against

a

vessel

for

unsatisfied

debts,

claims

or

damages.

In

many
jurisdictions, a

maritime lien

holder may

enforce its

lien by

“arresting” or

“attaching” a

vessel through

judicial
or foreclosure proceedings.

The arrest or

attachment of

one or

more of our

vessels could interrupt

the cash
flow of

the charterer

and/or require

us to

pay a

significant amount

of money

to have

the arrest

or attachment
lifted, which would have an adverse effect on our cash flows.
In addition, in some jurisdictions, such

as South Africa, under the “sister-ship”

theory of liability, a claimant
may arrest

both the

vessel that

is subject

to the claimant’s

maritime lien

and any

“associated” vessel,

which
is any

vessel owned

or controlled

by the

same owner.

Claimants could

try to

assert “sister-ship”

liability

against

one

vessel

in

our

fleet

for

claims

relating

to

another

of

our

ships.

Under

some

of

our

present
charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter

and

the

charterer

may

suspend

the

payment

of

hire

under

the

charter

and

charge

us

with

any
additional expenses

incurred during

that period,

which may

negatively impact

our revenues

and cash

flows.
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

to us or at all. As of December

31, 2022, we were in compliance

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
such attack or other

breach of our information

technology systems could

have a material

adverse effect on
our

business

and

results

of

operations.

In

addition,

the

unavailability

of

the

information

systems

or

the
failure

of

these

systems to

perform

as

anticipated for

any reason

could

disrupt

our

business

and could
result

in

decreased

performance

and

increased

operating

costs,

causing

our

business

and

results

of
operations

to

suffer.

Any

significant

interruption

or

failure

of

our

information

systems

or

any

significant
breach of

security could

adversely affect

our business

and results

of operations.

Our systems

were the
subject of a malicious attack

in September 2020 that resulted in

disruptions to our computer networks for
a period of several days. We were able

to successfully fully restore our systems

without interruption to our
business

or

operations.

Since

then, we

have

taken

extensive

measures

to

enhance

our

security
infrastructure, reform network

architecture, and implement

rigorous security policies

in line with

ISO27001.

Key

initiatives

include

establishing

security

testing,

business

continuity,

disaster

recovery,

and

incident
response programs, as

well as

implementing multi-factor

authentication and a

vulnerability management
framework. Despite these improvements we cannot assure you that we will be able to successfully thwart all future attacks with causing material and adverse effect on our business.
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

third-
party

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
not

adapt

to

or

comply

with

investor,

lender

or

other

industry

shareholder

expectations

and

standards,
which are evolving, or

which are perceived

to have not responded

appropriately to the

growing concern for
ESG

issues,

regardless

of

whether

there

is

a

legal

requirement

to

do

so,

may

suffer

from

reputational
damage and

the business,

financial condition,

and/or stock

price of

such a

company could

be materially
and adversely affected.
In

February 2021,

the

Acting Chair

of the

SEC issued

a statement

directing the

Division of

Corporation
Finance to enhance

its focus on

climate-related disclosure in

public company filings

and in March

2021 the
SEC announced the creation of a Climate and ESG Task

Force in the Division of Enforcement (the “Task
Force”).

The

Task

Force’s

goal

is

to

develop

initiatives

to

proactively

identify

ESG-related

misconduct
consistent

with

increased

investor

reliance

on

climate

and

ESG-related

disclosure

and

investment.

To
implement

the

Task

Force’s

purpose,

the

SEC

has

taken

several

enforcement

actions,

with

the

first
enforcement action taking

place in May

2022, and promulgated

new rules. On

March 21, 2022,

the SEC
proposed that all

public companies are

to include extensive

climate-related information in

their SEC filings.
On May 25, 2022, SEC proposed

a second set of rules aiming

to curb the practice of "greenwashing"

(i.e.,
making unfounded

claims about

one's ESG

efforts)

and would

add proposed

amendments to

rules and
reporting

forms

that

apply

to

registered

investment

companies

and

advisers,

advisers

exempt

from
registration, and

business development companies.

As of

the date

of this

annual report,

these proposed
rules have not yet taken effect.
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

Environmental

MonitorTM

digital

sustainability

solution

across

all

our

vessels

managed

by

Diana
Shipping Services S.A. Additionally, in May 2021, we signed a sustainability - linked loan facility with ABN
AMRO Bank N.V., through six wholly-owned subsidiaries. Under this loan, the margin amount that we are required

to

pay

can

be

either

increased

or

decreased

depending

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
We may have difficulty effectively managing our growth, which may adversely affect our earnings.
Since the completion of our initial public offering in

March 2005, we have increased our fleet to 51

vessels
in operation in 2017, and as of the date of this annual report we have 41 vessels in operation,

owned and
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

2022, we had $530.1 million

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
facilities and bond.
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

As part of our

current business

strategy to increase

our owned fleet,

we may acquire

new and secondhand
vessels. While we rigorously

inspect previously owned

or secondhand vessels prior

to purchase, this does
not

provide us

with the

same

knowledge about

their

condition and

cost of

any required

(or

anticipated)
repairs

that

we

would

have

had

if

these

vessels

had

been

built

for

and

operated

exclusively

by

us.
Accordingly, we may

not discover defects or other problems with secondhand vessels prior to purchasing
or

chartering-in,

or

may

incur

costs

to

terminate

a

purchase

agreement.

Any

such

hidden

defects

or
problems may require

us to put

a vessel into

drydock, which would

reduce our fleet

utilization and increase
our

operating

costs.

If

a

hidden

defect

or

problem

is

not

detected,

it

may

result

in

accidents

or

other
incidents for which we may become liable to third parties.

In general, the costs to maintain a vessel in

good operating condition increase with the age of the vessel.
Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

Cargo insurance rates increase with the age of a

vessel, making older vessels less
desirable to charterers.
Furthermore, governmental regulations, safety or other equipment standards related to the age of vessels
may

require

expenditures for

alterations, or

the addition

of

new equipment

and may

restrict the

type

of
activities

in which

the

vessel may

engage. As

our

vessels age,

market conditions

may

not justify

those
expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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
The

operation

of

dry

bulk

vessels

and

transportation

of

dry

bulk

cargoes

is

extremely

competitive

and
fragmented. Competition

for the transportation

of dry bulk

cargoes by sea

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
of operations.
Our success

depends to

a significant

extent upon

the abilities

and efforts

of our

management team.

We
have

entered

into

employment

contracts

with

our

Chief

Executive

Officer

Mrs. Semiramis

Paliou;

our

President, Mr.

Anastasios Margaronis;

our Chief

Financial Officer,

Chief Strategy

Officer,

Treasurer

and
Secretary Mr. Ioannis Zafirakis

and our Chief

Operating Officer Mr. Eleftherios

Papatrifon. On

February 22,
2023, Mr.

Eleftherios Papatrifon

resigned from

his position

of the

Chief Operating

Officer and

since that
date serves as a member of the board of

directors. Our success will depend upon our ability to retain key members of

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
Technological

innovation

and

quality

and

efficiency

requirements

from

our

customers

could
reduce our charter hire income and the value of our vessels.
Our customers have a high and increasing focus on quality and compliance standards with their suppliers across

the

entire

supply

chain,

including

the

shipping

and

transportation

segment.

Our

continued
compliance with these

standards and quality

requirements is vital

for our operations.

The charter hire

rates
and the value and operational life

of a vessel are determined by a number

of factors including the vessel’s
efficiency, operational flexibility and physical

life. Efficiency includes

speed, fuel economy

and the ability

to
load

and

discharge

cargo quickly.

Flexibility includes

the

ability to

enter harbors,

utilize related

docking
facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original
design and construction, its maintenance and the impact of the stress of operations. We face competition
from

companies

with

more

modern

vessels

having

more

fuel

efficient

designs

than

our

vessels, or

eco
vessels, and if

new dry bulk

vessels are built

that are

more efficient or

more flexible or

have longer

physical
lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely

affect the amount

of charter hire payments

we receive for our

vessels
and

the

resale

value

of

our

vessels

could

significantly

decrease.

Similarly,

technologically

advanced
vessels are

needed to

comply with

environmental laws the

investment in

which along

with the

foregoing
could have a material adverse effect on

our results of operations, charter hire payments and resale value of vessels. This could

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
In general,

the cost

of maintaining

a vessel

in good

operating condition

increases with

the age

of the

vessel.
As of the date of this annual report,

our fleet consists of 41 vessels in operation, owned and chartered-in, having a combined carrying capacity of 4.7 million dead weight tons, or dwt, and a weighted average age
of 9.9 years. As our fleet ages, we will incur

increased costs. Older vessels are typically less fuel efficient
and

more

costly

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
Volatility of London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our profitability, earnings and cash flow.
As certain

of

our current

financing agreements

have, and

our future

financing arrangements

may have,
floating interest

rates, typically based

on LIBOR,

movements in

interest rates

could negatively affect

our
financial performance. The publication of

U.S. Dollar LIBOR for

the one-week and two-month

U.S. Dollar
LIBOR

tenors

ceased

on

December

31,

2021,

and

the

ICE

Benchmark

Administration

(“IBA”),

the
administrator of LIBOR, with the support of

the United States Federal Reserve and the

United Kingdom’s
Financial Conduct Authority, announced the publication

of all other U.S.

Dollar LIBOR tenors will

cease on
June

30,

2023.

The

United

States

Federal

Reserve

concurrently

issued

a

statement

advising

banks

to
cease issuing U.S. Dollar LIBOR

instruments after 2021. As such,

any new loan agreements we

enter into
will not

use LIBOR

as an

interest rate,

and we

will need

to transition

our existing

loan agreements

from
U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In

order

to

manage

our

exposure

to

interest

rate

fluctuations

under

LIBOR,

the

Secured

Overnight
Financing Rate, or “SOFR”, or any other alternative rate,

we have and may from time to time

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

Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to

agree to

an alternative

interest rate

or an

alternative basis

for determining

the interest

rate in
anticipation of

the cessation

of LIBOR.

These clauses

present significant

uncertainties as

to how

alternative
reference

rates

or

alternative

bases

for

determination

of

rates

would

be

agreed

upon,

as

well

as

the
potential for disputes

or litigation with

our lenders regarding

the appropriateness or

comparability to

LIBOR
of any substitute indices, such as SOFR, and any

credit adjustment spread between the two benchmarks.
In the

absence of

an agreement between

us and our

lenders, most of

our financing

agreements provide
that LIBOR would

be replaced with

some variation of

the lenders’ cost-of-funds rate.

The discontinuation
of LIBOR presents a number

of risks to our business, including

volatility in applicable interest

rates among
our

financing

agreements,

potential

increased

borrowing

costs

for

future

financing

agreements

or
unavailability

of

or

difficulty

in

attaining

financing,

which

could

in

turn

have

an

adverse

effect

on

our
profitability, earnings and cash flow.
We depend

upon a few

significant customers for a

large part of

our revenues and the

loss of one
or more of these customers could adversely affect our financial performance.

We have historically

derived a significant part

of our revenues from

a small number of

charterers. During
2022, 2021, and

2020, approximately

34%, 10%

and 34%, respectively, of

our revenues

were derived

from
two,

one

and

two

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

for the 2022

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

the 2022
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

2022, our board of directors

elected to declare quarterly dividends

and a
special non-cash dividend.

Our board of

directors have also declared

a cash dividend

paid on March

20,
2023 and a noncash dividend payable

on May 16, 2023 and

we intend to declare and

pay quarterly cash
dividends with

respect to

the next three

quarters of

2023 in

an amount

of not

less than $0.15

per share.
The actual

declaration of

future cash

dividends, and

the establishment

of record

and payment

dates, is
subject

to

final

determination

by

our

board

of

directors

each

quarter

after

its

review

of

the

company's
financial performance.

We

cannot assure

you that

our board

of directors

will declare

and pay

dividends
going

forward.

Our

dividend

policy

is

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

senior

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
of our

registration statement

on Form

8-A filed

with the

SEC on

February 13,

2014 and

incorporated by
reference herein.
The

market

prices

and

trading

volume

of

our

shares

of

common

stock

may

experience

rapid

and
substantial price

volatility, which

could cause

purchasers of

our common

stock to

incur substantial
losses.
Our shares of our common stock may experience

similar rapid and substantial price volatility unrelated
to our financial

performance, which

could cause purchasers

of our common

stock to

incur substantial
losses,

which

may

be

unpredictable

and

not

bear

any

relationship

to

our

business

and

financial
performance. Extreme fluctuations in

the market price of

our common stock may

occur in response to
strong

and

atypical

retail

investor

interest,

including

on

social

media

and

online

forums,

the

direct
access by retail investors

to broadly available trading

platforms, the amount and

status of short interest
in

our

common

stock

and

our

other

securities,

access

to

margin

debt,

trading

in

options

and

other
derivatives on our shares of common

stock and any related hedging

and other trading factors:
If

there

is

extreme

market

volatility

and

trading

patterns

in

our

common

stock,

it

may

create

several
risks for purchasers of

our shares, including the following:
●
the market

price

of our

common stock

may

experience

rapid and

substantial

increases or
decreases

unrelated

to

our

operating

performance

or

prospects,

or

macro

or

industry
fundamentals;
●
if

our

future

market

capitalization

reflects

trading

dynamics

unrelated

to

our

financial
performance or

prospects, purchasers

of our

common stock

could incur

substantial losses
as prices decline once

the level of market volatility

has abated;

●
if the

future market

price of

our common

stock declines,

purchasers of

shares of

common
stock in this offering may be unable to

resell such shares at or above the price

at which they
acquired

them.

We

cannot

assure

such

purchasers

that

the

market

of

our

common

stock
will not fluctuate or decline significantly in the

future, in which case investors in this offering
could incur substantial losses.
Further, we may

incur rapid and

substantial increases

or decreases

in our common

stock price in

the
foreseeable future

that may

not coincide

in timing

with the

disclosure of

news or

developments by

or
affecting us.

Accordingly, the

market price

of our

common stock

may fluctuate

dramatically, and

may
decline

rapidly,

regardless

of

any

developments

in

our

business.

Overall,

there

are

various

factors,
many

of

which

are

beyond

our

control,

that

could

negatively

affect

the

market

price

of

our

common
stock or result in

fluctuations in the price or trading

volume of our common

stock, including:
●
actual or anticipated variations in our annual or quarterly

results of operations, including our
earnings estimates and whether we

meet market expectations with regard

to our earnings;
●
our ability to pay dividends or

other distributions;
●
publication

of

research

reports

by

analysts

or

others

about

us

or

the

shipping

industry

in
which we

operate which

may be

unfavorable, inaccurate,

inconsistent or

not disseminated
on a regular basis;
●
changes in market valuations of similar

companies;
●
market reaction

to any

additional

equity, debt

or other

securities that

we may

issue in

the
future, and which may or

may not dilute the holdings

of our existing stockholders;
●
additions or departures of key

personnel;
●
actions by institutional or

significant stockholders;
●
short interest in our

common stock or our

other securities and the market

response to such
short interest;
●
the

dramatic

increase

in

the

number

of

individual

holders

of

our

common

stock

and

their
participation in social media platforms

targeted at speculative investing;
●
speculation in the press or investment community about our company or industries in which we operate;
●
strategic actions by us or

our competitors, such as

acquisitions or other investments;
●
legislative, administrative, regulatory or

other actions affecting our business,

our industry;
●
investigations, proceedings, or litigation

that involve or affect

us;
●
the occurrence of

any of the

other risk factors

included in this

registration statement of

which
this prospectus forms a part;

and
●
general market and economic

conditions.

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

As a

Marshall Islands

corporation and

with some

of our

subsidiaries being

Marshall Islands

entities
and

also

having

subsidiaries

in

other

offshore

jurisdictions,

our

operations

may

be

subject

to
economic substance requirements, which could impact our business.
We

are

a

Marshall

Islands

corporation

and

some

of

our

subsidiaries

are

Marshall

Islands

entities.

The
Marshall Islands has

enacted economic substance laws and

regulations with which we

may be obligated
to

comply.

We

believe

that

we

and

our

subsidiaries

are

compliant

with

the

Marshall

Islands

economic
substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were

an unexpected

change to our

operations, any

such change

could result

in noncompliance

with
the economic substance legislation and

related fines or other

penalties, increased monitoring and audits,
and dissolution of the non-compliant entity,

which could have an adverse effect on our business, financial condition or operating results.
EU Finance ministers rate jurisdictions for tax rates and tax transparency,

governance and real economic
activity.

Countries that are

viewed by such

finance ministers as

not adequately cooperating,

including by
not implementing sufficient

standards in

respect of

the foregoing,

may be put

on a “grey

list” or a

“blacklist”.
As of December 31, 2022, the Marshall Islands remained "white-listed" by the EU. However,

on February
14,

2023,

the

Marshall

Islands

was

placed

by

the

EU

on

its

list

of

non-cooperative jurisdictions

for

tax
purposes, on the grounds that Marshall Islands

facilitates offshore structures and arrangements aimed at
attracting profits without real economic substance as they

failed to fulfil their commitments to

the Code of
Conduct Group with regard to economic

substance requirements. At present,

the impact of being included
on the

list of

non-cooperative jurisdictions

for tax

purposes is

unclear.

Although we

understand that

the
Marshall Islands is committed to full cooperation with the

EU and expects to be moved back to

the "white
list" in

October 2023,

subject to

review by

the EU

Council, there

is no assurance

that such

a reclassification
will occur.
If

the

Marshall

Islands

is

not

removed

from

the

list

and

sanctions

or

other

financial,

tax

or

regulatory
measures were applied

by European Member

States to countries

on the list

or further economic

substance
requirements were imposed by the Marshall Islands, our business could be harmed.
EU member states have agreed upon a set of measures, which they can choose to apply against grey-

or
blacklisted

countries,

including

monitoring

and

audits,

withholding

taxes,

special

documentation
requirements and anti-abuse provisions. The European Commission has stated

it will continue to support
member states'

efforts to

develop a

more coordinated

approach to

sanctions for

the listed

countries. EU

legislation

prohibits

EU

funds

from

being

channeled

or

transited

through

entities

in

countries

on

the
blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.
Certain existing

shareholders will

be able

to exert

considerable influence

over matters

on which
our shareholders are entitled to vote.

As

of

the

date

of

this

annual

report,

Mrs.

Semiramis

Paliou,

our

Chief

Executive

Officer

and

Director,
beneficially owns 16,883,779 shares, or approximately 15.9% of our outstanding common stock, which is
held indirectly

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

36%

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

of December 31, 2022, 102,653,619

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

United States is our wholly-
owned

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
Vessel acquisitions
In February

2022, we

took delivery

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

In August

2022, we

entered into

a master

agreement with

Sea Trade

Holdings Inc.

(or “Sea

Trade”),

an
unaffiliated third party,

to acquire nine

Ultramax vessels for an

aggregate purchase price of

$330 million,
of which $220

million would be

paid in cash

and $110

million through an

aggregate of 18,487,393

newly
issued common shares of the Company, issuable on the delivery of each vessel. In addition to the master agreement,

in

August

2022,

we

also

entered

into

nine

separate

memoranda

of

agreement

for

the
acquisition

of

each

vessel

and

issued

nine

warrants

to

Sea

Trade,

for

the

issuance

of

the

shares,
exercisable

on

the

delivery

date

of

each

vessel.

During

the

fourth

quarter

of

2022,

the

Company

took
delivery of eight vessels for

an aggregate value of

$263.7 million, of which $67.9

million was the value of
the newly

issued common

shares. On

January 30,

2023, we

took delivery

of the

ninth vessel

for $24.2
million in cash, funded through our loan with Nordea,

and issued 2,033,613 common shares to Sea Trade
of $7.8 million value.
In February 2023, we

signed a Memorandum of Agreement

to acquire from an

unaffiliated third party the
vessel

Nord Potomac
, a 2016

built Ultramax dry bulk

vessel, for a

purchase price of

$27.9 million, which
we intend to finance

through debt financing. We

expect to take

delivery of the vessel

by the beginning of
April 2023.

Vessel disposals
In June 2022, we

sold to OceanPal Inc.,

or OceanPal, a related party

company, the

vessel
Baltimore , for
a sale price of $22.0 million before commissions, of which $4.4 million was paid in cash and

$17.6 million
through

25,000

Series

D

Convertible

Preferred

shares.

The

vessel

was

delivered

to

OceanPal

on
September 20, 2022.
In January

2023, we

sold to

an unrelated

third party

the vessel
Aliki

for the

purchase price

of $15.08

million.
The vessel was delivered to her new owners on February 8, 2023.

In February 2023, we sold to OceanPal, the

vessel
Melia

for the purchase price of $14.0 million, of

which
$4.0 million

was paid

in cash and

$10.0 million

through 13,157

of OceanPal

Series D Convertible

Preferred
Shares. The vessel was delivered to her new owners on February 8,

2023.
Please

read

Note

4

– Advances

for

vessel

acquisitions

and

Vessels,

net to

our

consolidated

financial
statements, included elsewhere in

this Annual Report for

a full description of

the Company’s acquisitions
and sales of vessels as of December 31, 2022.
Sale and leaseback agreements
In

March

2022,

we

sold

Florida

to

an

unrelated

third

party

for

$50.0

million

in

a

sale

and

leaseback
transaction and we chartered the vessel back from the buyer for a period of ten years at $13,500 per day.
The

Company

has

purchase

options

beginning

at

the

end

of

the

third

year

of

the

agreement.

If

not
repurchased earlier,

the

Company

has the

obligation to

repurchase the

vessel for

$16.4 million,

on

the
expiration of the lease on the tenth year.
In August, 2022, we entered into two sale and leaseback agreements with two unaffiliated Japanese third parties

to

sell
New Orleans

and
Santa Barbara,
for

an

aggregate amount

of

$66.4 million.

The vessels
were

delivered

to

their

buyers

on

September

8,

2022

and

September

12,

2022,

respectively

and

the
Company chartered in both

vessels under bareboat charter

parties for a

period of eight

years, each, and
has purchase options beginning

at the end of the

third year of each vessel's

bareboat charter period. If

not
repurchased earlier,

the Company

has the

obligation to

repurchase the

vessels for

$13 million

each, on
the expiration of each lease on the eighth year.

On December

6, 2022,

we sold
DSI Andromeda

to an

unrelated third

party for

$29.9 million

and leased
back the

vessel under

a bareboat

agreement, for

a period

of ten

years, under

which the

Company pays
hire, monthly in advance. The Company

has purchase options beginning

at the end of the third

year of the
bareboat charter period and if not repurchased earlier,

the Company has the obligation to repurchase the
vessel for $8.05 million,

on the expiration of the lease on the tenth year.
Dividends
During 2022,

we paid

total dividends of

$0.9 per

share, or

$79.8 million. More

specifically,

on March

21,
2022, we paid a cash dividend on our common stock amounting

to $17.2 million, or $0.20 per share, to all
shareholders of record as of March 9, 2022.
On June 17, 2022, we

paid a cash dividend

on our common stock

amounting to $21.6 million,

or $0.25 per
share, to all shareholders of record as of June 6, 2022.
On August 19, 2022, we paid a cash dividend

on our common stock amounting to

$23.7 million, or $0.275
per share, to all shareholders of record as of August 8, 2022.
On

December 15,

2022, we

paid

a

cash

dividend on

our

common

stock amounting

to

$17.3 million,

or

$0.175 per share, to all shareholders of record as of November

28, 2022.

In

addition

to

the

cash

dividends,

on

December

15,

2022,

we

distributed

25,000

Series

D

Convertible
Preferred Shares

of OceanPal,

acquired as

part of

the non-cash

consideration for

the sale

of
Baltimore
described above,

as a

non-cash dividend amounting

to $18.2

million to

our shareholders

of record

as of
November 28, 2022.

On March 20, 2023, we paid a cash dividend

on our common stock amounting to $16

million, or $0.15 per
share, to

all shareholders

of record

as of

March 13,

2023. We

have also

declared the

distribution to

our
shareholders

of

record

as

of

April

24,

2023

of

the

13,157

Series

D

Convertible

Preferred

Shares

of
OceanPal acquired as part of the non-cash consideration of the sale of
Melia

described above.
Please

read

Note

9

– Capital

Stock

and

Changes

in

Capital

Accounts

to

our

consolidated

financial
statements,

included

elsewhere

in

this

Annual

Report for

a

full

description of

the

Company’s

dividends
distribution as of December 31, 2022.
Loans
On September

30, 2022,

the Company

entered into

a $200

million loan

agreement to

finance the

acquisition
price of 9 Ultramax vessels. The Company drew down $197.2 million under the loan, in tranches for each vessel on their delivery to the Company.

During 2022, we early prepaid

an aggregate amount of

$57.5 million of outstanding

debt due to the

sale of
Baltimore to OceanPal, and DSI Andromeda , Santa Barbara

and
New Orleans , following their sale under
a sale and leaseback.
In February 2023,

we early prepaid

an additional amount

of $8.1 million

of outstanding debt

due to the

sale
of Melia to OceanPal and Alik i to an unaffiliated third party. In March 2023, we early prepaid $11.8 million, being the outstanding balance of our loan with DNB Bank ASA.
Please read Note 6 – Long-term debt to

our consolidated financial statements, included elsewhere in this
Annual Report for a full description of the Company’s loan facilities as of December

31, 2022.
B.

Business overview
We specialize

in the ownership

and bareboat charter-in

of dry bulk

vessels, determined as one

business
segment. Each of our vessels is owned through a separate wholly-owned subsidiary.

As of the date of

this report, our fleet, owned

and chartered-in, consisted of 41 dry

bulk carriers, of which
nine

were

Ultramax,

seven

were

Panamax,

six

were

Kamsarmax,

five

were

Post-Panamax,

ten

were
Capesize and four

were Newcastlemax vessels,

having a combined

carrying capacity of

approximately 4.7
million dwt

and a

weighted average

age of

9.9 years.

We

have also

agreed to

acquire the

vessel
Nord
Potomac
, a 2016 built Ultramax dry bulk vessel, expected to be delivered by the beginning of April 2023.
As

of

December

31,

2022,

our

operating

fleet

consisted

of

42

dry

bulk

carriers,

of

which

eight

were
Ultramax, eight

were Panamax,

six were

Kamsarmax, five

were Post-Panamax,

eleven were

Capesize and
four were

Newcastlemax vessels,

having a

combined carrying

capacity of

approximately 4.9

million dwt
and a weighted

average age of

10.2 years. As

of December 31,

2022, the Company

had agreed to

acquire
a 2016 built Ultramax dry bulk vessel of 60,309 dwt, delivered on

January 30, 2023.

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

December 31, 2020, the

Company had agreed to

sell the vessels

Coronis, Sideris G.S.

and
Oceanis, of

which Coronis

and Sideris

GS were

delivered to

their buyers

in January

2021 and

Oceanis
was delivered in March 2021.
During

2022,

2021

and

2020,

we

had

a

fleet

utilization

of

98.9%,

99.1%

and

97.9%,

respectively,

our
vessels achieved daily

time charter equivalent

rates of

$22,735, $15,759 and

$10,910, respectively,

and
we generated revenues of $290.0 million, $214.2 million and $169.7 million, respectively.
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

and commissions

deriving from

the agreements

with DWM

are included

in our

statement
of

operations

in

“Management

fees

to

related

party”,

“Voyage

Expenses”,

“Advances

for

vessel
acquisitions” and “Vessels, net”.
Steamship Shipbroking Enterprises

Inc., or Steamship,

a related party

controlled by our

Chairman of the
Board, Mr. Simeon Palios until January 15, 2023

and our CEO Mrs. Semiramis Paliou

thereafter, provides
brokerage services to us, since June 1, 2010. Brokerage

fees are included in “General and Administrative
expenses”

in

our

statement

of

operations.

The

terms

of

this

relationship

are

currently

governed

by

a
Brokerage Services Agreement dated July 1, 2022.
The following table presents certain information

concerning the dry bulk carriers in

our fleet, as of the date
of this annual report.
Fleet Employment (As of March 17, 2023)

VESSEL
SISTER
SHIPS*
GROSS
RATE (USD
PER DAY)
COM** CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix
A

13,250

5.00%
ASL Bulk Marine
Limited
4/Nov/22 4/Mar/2024 - 4/May/2024
2017 60,456
2 DSI Pollux
A

17,000

5.00%
Delta Corp Shipping
Pte. Ltd.
27/Oct/22 27/Dec/2023 - 27/Feb/2024
2015 60,446
3 DSI Pyxis
A

17,100

4.75%
Cargill Ocean
Transportation
Singapore Pte. Ltd.
16/Oct/22 16/Aug/2023 - 16/Oct/2023
2018 60,362
4 DSI Polaris
A

13,100

5.00%
ASL Bulk Marine
Limited
12/Nov/22 12/May/2024 - 12/Jul/2024
2018 60,404
5 DSI Pegasus
A

14,000

5.00%
Reachy Shipping
(SGP) Pte. Ltd.
7/Dec/22 15/Jul/2024 - 15/Sep/2024
2015 60,508
6 DSI Aquarius
B

14,200

5.00%
Engelhart CTP Freight
(Switzerland) SA
1/Feb/23 10/Jan/2024 - 25/Mar/2024
2016 60,309
7 DSI Aquila
B

13,300

5.00%
Western Bulk Carriers
AS
22/Nov/22 15/Sep/2023 - 15/Nov/2023
2015 60,309
8 DSI Altair
B

14,400

5.00% Western Bulk Pte. Ltd. 28/Dec/22 25/Jun/2023 - 25/Aug/2023
2016 60,309
9 DSI Andromeda
B

14,250

5.00%
Western Bulk Carriers
AS
17/Nov/22 16/Oct/2023 - 16/Dec/2023 1, 2
2016 60,309
10 Nord Potomac (tbr.
DSI Drammen)
- - - - - 3
2016 63,379
8 Panamax Bulk Carriers
11 MELIA

11,000

5.00%
Asahi Shipping Co.,
Ltd.
10/Dec/22 04/Feb/2023 4
2005 76,225
12 ARTEMIS

21,250

4.75%
Cargill International
S.A., Geneva
21/Mar/22 20/Jun/2023 -20/Aug/2023
2006 76,942
13 LETO

25,500

4.75%
Aquavita International
S.A.
3/Oct/21 29/Jan/2023 5
2010 81,297

14,500

4.75%
Cargill International
S.A., Geneva
29/Jan/23 1/Mar/2024 - 30/Apr/2024
14 SELINA
C

22,000

5.00%
Speed Logistics
Marine Limited
18/Jun/22 15/Apr/2023 - 30/Apr/2023 6
2010 75,700
15 MAERA
C

12,000

4.75%
Cargill International
S.A., Geneva
16/Dec/22 28/Oct/2023 - 28/Dec/2023
2013 75,403
16 ISMENE

18,500

4.75%
Cargill International
S.A., Geneva
23/Nov/21 10/Jan/2023
2013 77,901

14,000

5.00%
ST Shipping and
Transport Pte. Ltd.
10/Jan/23 20/Aug/2023 - 10/Oct/2023
17 CRYSTALIA
D

12,500

5.00%
Reachy Shipping
(SGP) Pte. Ltd.
12/Nov/22 1/Sep/2023 - 15/Oct/2023
2014 77,525
18 ATALANDI
D

24,500

4.75%
Aquavita International
S.A.
5/Oct/21 15/Feb/2023
2014 77,529

13,250

4.75% 15/Feb/23 5/Mar/2024 - 5/May/2024
6 Kamsarmax Bulk Carriers
19 MAIA
E

25,000

5.00%
Hyundai Glovis Co.
Ltd.
24/May/22 20/Sep/2023 -20/Nov/2023 7

2009 82,193
20 MYRSINI
E

15,000

5.00% Salanc Pte. Ltd. 22/Nov/22 20/Apr/2024 - 28/Jun/2024
2010 82,117
21 MEDUSA
E

26,000

4.75%
Cargill International
S.A., Geneva
9/Mar/22 15/May/2023 - 15/Jul/2023
2010 82,194
22 MYRTO
E

18,000

5.00%
Tata NYK Shipping
Pte. Ltd.
3/Aug/22 15/Jul/2023 - 15/Sep/2023 8
2013 82,131
23 ASTARTE

21,500

5.00%
Tongli Shipping Pte.
Ltd.
30/Jan/22 15/Apr/2023 - 15/Jun/2023
2013 81,513
24 LEONIDAS P. C.

24,500

4.75%
Cargill International
S.A., Geneva
18/Feb/22 28/Feb/2023 9
2011 82,165

17,000

4.75% 17/Mar/23 17 Feb 2024 - 17 Apr 2024
5 Post-Panamax Bulk Carriers
25 ALCMENE

17,100

5.00%
SwissMarine Pte. Ltd.,
Singapore
25/Nov/21 02/Jan/2023
2010 93,193

13,000

5.00% 2/Jan/23 10/Jan/2024 - 25/Mar/2024
26 AMPHITRITE
F

14,250

5.00% Cobelfret S.A. 9/Nov/22 1/Dec/2023 - 15/Feb/2024
2012 98,697
27 POLYMNIA
F

24,750

5.00%
CLdN Cobelfret SA,
Luxembourg
4/Feb/22 14/Jan/2023 10
2012 98,704

15,000

5.00% 14/Jan/23 1/Apr/2024 - 31/May/2024
28 ELECTRA
G

17,500

5.00%
Refined Success
Limited
2/Jul/22 1/Apr/2023 - 15/May/2023 6
2013 87,150
29 PHAIDRA
G

25,000

5.00%
Comerge Shipping
Co., Limited
24/Nov/22 04/Mar/2023 11,12
2013 87,146

10,000

5.00% Salanc Pte. Ltd. 4/Mar/23 17/Apr/2023 13
11 Capesize Bulk Carriers
30 ALIKI

24,500

5.00%
Koch Shipping Pte.
Ltd., Singapore
21/Feb/22 02/Feb/2023 4
2005 180,235
31 SEMIRIO
H

19,700

5.00%
C Transport Maritime
Ltd., Bermuda
15/Dec/21 15/Aug/2023 - 15/Nov/2023
2007 174,261
32 BOSTON
H

20,500

5.00%
Aquavita International
S.A.
15/Jul/22 1/Apr/2023 - 31/May/2023
2007 177,828
33 HOUSTON
H

13,000

5.00%
EGPN Bulk Carrier
Co., Limited
21/Nov/22 1/Jul/2024 - 31/Aug/2024
2009 177,729
34 NEW YORK
H

23,000

5.00%
C Transport Maritime
Ltd., Bermuda
2/Jul/22 10/Jun/2023 - 25/Aug/2023
2010 177,773
35 SEATTLE
I

26,500

5.00%
Solebay Shipping
Cape Company
Limited, Hong Kong
2/Mar/22 1/Oct/2023 - 15/Dec/2023
2011 179,362
36
P.

S. PALIOS
I

31,000

5.00% Classic Maritime Inc. 11/Jun/22 15/Apr/2024 - 30/Jun/2024
2013 179,134
37 G. P. ZAFIRAKIS
J

22,750

4.75%
Cargill International
S.A., Geneva
1/Dec/21 12/Jan/2023 14
2014 179,492

17,000

5.00%
Solebay Shipping
Cape Company
Limited, Hong Kong
12/Jan/23 15/Jun/2024 - 15/Aug/2024
38 SANTA BARBARA
J

29,500

4.75%
Cargill International
S.A., Geneva
19/Mar/22 10/May/2023 - 10/Jul/2023 15
2015 179,426
39 NEW ORLEANS

32,000

5.00%
Engelhart CTP Freight
(Switzerland) SA
25/Mar/22 20/Nov/2023 - 31/Jan/2024 15
2015 180,960

40 FLORIDA

25,900

5.00% Bunge S.A., Geneva 29/Mar/22 29/Jan/2027 - 29/May/2027 2
2022 182,063
4 Newcastlemax Bulk Carriers
41 LOS ANGELES
K

26,250

5.00%
Koch Shipping Pte.
Ltd., Singapore
30/Jan/22 15/Jan/2023
2012 206,104

17,700

5.00%
Nippon Yusen
Kabushiki Kaisha,
Tokyo
15/Jan/23 20/May/2024 - 5/Aug/2024
42 PHILADELPHIA
K

26,000

5.00%
C Transport Maritime
Ltd., Bermuda
12/Apr/22 1/Feb/2024 - 15/Apr/2024
2012 206,040
43 SAN FRANCISCO
L

30,500

5.00%
Koch Shipping Pte.
Ltd., Singapore
18/Feb/22 18/Feb/2023 16
2017 208,006

22,000

5.00%
SwissMarine Pte. Ltd.,
Singapore
18/Feb/23 5/Jan/2025 - 5/Mar/2025
44 NEWPORT NEWS
L

28,000

5.00%
Koch Shipping Pte.
Ltd., Singapore
16/Dec/21 1/Jul/2023 - 30/Sep/2023
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
1The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
2Bareboat chartered-in for a period of ten years.
3The Company expects to take delivery of the vessel by the beginning of April 2023.
4Vessel sold and delivered to her new Owners on February 8, 2023.
5Aquavita International S.A. has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 1, 2023.
6Based on latest information.
7Vessel off hire for 3.93 days.
8Vessel on scheduled drydocking from October 12, 2022 to November 7, 2022.
9Vessel on scheduled drydocking from February 28, 2023 to March 17, 2023.
10The charter rate was US$10,000 per day for the first 30 days of the charter period.
11Redelivery date based on an estimated time charter trip duration of about 95 days.
12Charter includes a one time ballast bonus payment of US$300,000.
13Redelivery date based on an estimated time charter trip duration of about 45 days. In the event that the trip duration exceeds fifty
(50) days, the gross charter rate will be US$13,000 per day, minus a 5% commission paid to third parties, for each additional day.
14The Charterers will compensate the Owners for the excess of the charter party period at the rate of 123% of the average of the
Baltic Cape Index 5TC average for the days exceeding the period or the vessel’s present charter party rate whichever is higher.
15Bareboat chartered-in for a period of eight years.
16Koch Shipping Pte. Ltd. has agreed to compensate the owners for the early redelivery of the vessel by paying the difference between the new rate and the previous rate, from the redelivery date from the Charterers, to March 1, 2023.
Our Customers
Our customers include regional and international companies, such as Cargill International S.A., Glencore
Grain

B.V.,

Koch

Shipping

Pte

Ltd

and

Swissmarine

Services

S.A.

During

2022,

two

of

our

charterers
accounted for

34% of

our revenues:

Cargill (19%)

and Koch

(15%). During

2021, one

of our

charterers

accounted for 10% of our revenues: Cargill

(10%). During 2020, two of our charterers

accounted for 34%
of our revenues: Cargill (18%), Koch (16%).

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

2022, we

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
Charter

hire

rates

paid

for

dry

bulk

carriers

are

primarily

a

function

of

the

underlying

balance

between
vessel supply and demand, although at

times other factors may play a

role. Furthermore, the pattern seen
in

charter

rates

is

broadly

mirrored

across

the

different

charter

types

and

the

different

dry

bulk

carrier
categories. In the

time charter market,

rates vary depending

on the length

of the charter

period and vessel-
specific factors such as age, speed and fuel consumption.
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
Within the dry bulk shipping industry,

the charter hire rate references, most likely to be monitored, are the freight rate indices

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
ranged from a low of 393

in May 2020 to a high of

2,097 in October. In 2021, the BDI ranged from

a low of
1,303 in February to a

high of 5,650 in October.

In 2022, the BDI ranged

from a high of 3369

on May 23,

2022 to a low of 965 on

August 31, 2022 to drop again

to a low of 530 on February 16,

2023. The BDI has
since recovered from the February 2023 levels and closed at 1484 on

March 23, 2023.
The Dry Bulk Shipping Industry
The

global

dry

bulk

carrier

fleet

could

be

divided

into

seven

categories

based

on

a

vessel's

carrying
capacity. These categories consist of:
●
Very

Large Ore

Carriers
.

Very

large ore

carriers, or

VLOCs, have

a carrying

capacity of

more
than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

●
Capesize
.

Capesize vessels

have a

carrying capacity

of 110,000

-199,999 dwt.

Only the

largest
ports around the

world possess the

infrastructure to accommodate

vessels of this

size. Capesize
vessels are

primarily used

to transport

iron ore

or coal

and, to

a much

lesser extent,

grains, primarily
on long-haul routes.

●
Post-Panamax
.

Post-Panamax vessels

have a

carrying capacity

of 80,000-109,999

dwt. These
vessels tend

to have

a shallower

draft and

larger beam

than a

standard Panamax

vessel with

a
higher

cargo

capacity.

These

vessels

have

been

designed

specifically

for

loading

high

cubic
cargoes from draught restricted ports, although

they cannot transit the Panama Canal.

●
Panamax
.

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
●
Ultramax

Ultramax

is

the

largest

class

before

Panamax

and

is

the

newer

form

of

the

smaller
Supramax with a

maximum length

of

200 meters

and capacity

that ranges

from

60,000 dwt

and
66,000 dwt. This class is considered an upgrade to Supramax class as it offers a better all-around investment

for

Charterers

and

Shipowners

due

to

its

higher

cargo

carrying

capacity

and

better
bunker

efficiency.

Ultramax

class

bulk

carriers

have

5

cargo

holds.

are

fitted

with

4

cranes

and
usually are equipped with grabs allowing

them to call more ports with no such

facilities giving them
more versatility.
●
Handymax/Supramax
.

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
Handysize .

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

29 years in 2022, 28 years
in 2021, and 27 years in 2020.
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

2022 generally were

lower as

compared to 2021.

Consistent with these

trends
were the

market values

of

our

dry bulk

carriers. As

charter rates

and vessel

values

partially decreased
during 2022, there can be

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

dry bulk carriers
.

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

fleet managers

to

apply the

technical knowledge

of

one vessel

to

all vessels

of the
same series

and create

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in
2022 and to the date of this annual report.

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
oxide emissions limit

(reduced from 3.50%)

starting from January

1, 2020.

This limitation can

be met by
using

low-sulfur compliant fuel

oil, alternative

fuels,

or

certain exhaust

gas cleaning

systems. Ships

are
now required

to obtain

bunker delivery

notes and

International Air

Pollution Prevention (“IAPP”)

Certificates
from their

flag states

that specify

sulfur content.

Additionally,

at MEPC

73, amendments

to Annex

VI to
prohibit the carriage of bunkers above

0.5% sulfur on ships were adopted and

took effect March 1, 2020,
with the exception of

vessels fitted with

exhaust gas cleaning

equipment (“scrubbers”) which

can carry fuel
of

higher sulfur

content.

These regulations

subject ocean-going

vessels to

stringent emissions

controls
and may cause us to incur substantial costs.
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

subject to
stringent emission controls and

may cause us

to incur additional

costs. Other areas

in China are

subject
to local

regulations that

impose stricter

emission controls.

In December

2021, the

member states

of the
Convention of the

Protection of

the Mediterranean Sea

Against Pollution

agreed to support

the designation
of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new
ECA in the Mediterranean, with an effective

date of May 1, 2025.If other ECAs

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

from April

1, 2022

to January

1, 2025

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

MEPC 76 session on June 2021 and
entered into force

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

Arctic.

MEPC

79

adopted

amendments to

MARPOL

Annex

VI,

Appendix

IX

to
include

the

attained

and

required

CII

values,

the

CII

rating

and

attained

EEXI

for

existing

ships

in

the
required information to

be submitted to

the IMO Ship

Fuel Oil Consumption

Database. The amendments
will enter into force on May 1, 2024.
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
for

a

loss

of

life

or

personal

injury

claim

or

a

property

claim

against

ship

owners.

The ISM
Certification provides validation that

both company and

ships are operating

using a process-based system
approach to manage risks and achieve continual improvement. The ISM code is meant to be a preventive
tool

and

asks

companies

to

assess

all

risks

and

then

take

measured

to

safeguard

against

them.
Responsibilities and authorities are

set out for

the various entities

includes in the

ISM process. All

of our
vessels as well as our shore-based operations are fully certified under the ISM Code.
Under Chapter

IX of

the SOLAS

Convention, or the

International Safety Management

Code for

the Safe
Operation

of

Ships

and

for

Pollution

Prevention (the “ISM

Code”),

our

operations

are

also

subject

to
environmental standards and requirements. The ISM Code requires the party with operational control of a
vessel to develop

an extensive

safety management

system that

includes, among

other things,

the adoption
of a

safety and

environmental protection policy

setting forth

instructions and procedures

for operating its
vessels safely and describing procedures for

responding to emergencies. Through strong leadership and
a

disciplined,

clearly

documented

management

system,

the

Company

promotes

the

concept

of

HSSE
(Health, Safety,

Security and

Environmental) excellence

at all

levels in

the organisation.

This concept

is
achieved by

consistent measurement

and feedback

of the

Company’s Management

System in

order to
generate

continuous

and

sustainable

improvement

in

Health,

Safety,

Security,

and

Quality

and
Environmental

(including

Energy

Efficiency)

(HSSQE)

management

processes. The

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

gas. Additional amendments came into force on
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

their

first
annual

Document

of

Compliance audit

after

January

1,

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

Guidelines (Regulation D-
3). As of

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
analysis

will

not

apply

to

ships

that

already

have

an

installed

BWM

system

certified

under

the

BWM
Convention. These amendments have

entered into force

on June 1,

2022. In December

2022, MEPC 79
agreed that it

should be permitted to

use ballast tanks for

temporary storage of treated

sewage and grey
water.

MEPC 79 also

established that ships

are expected to

return to D-2

compliance after experiencing
challenging uptake

water and

bypassing a

BWM system

should only

be used

as a

last resort.

Guidance
will

be

developed

at

MEPC

80

(in

July

2023)

to

set

out

appropriate actions

and

uniform

procedures to
ensure compliance with the BWM Convention.
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

inflation). On December

23, 2022,

the USCG issued

a final rule

to adjust
the limitation of

liability under the OPA.

Effective March 23,

2022, the new adjusted

limits of OPA

liability
for non-tank

vessels, edible oil

tank vessels,

and any

oil spill

response vessels,

to the

greater of

$1,300
per gross

ton or

$1,076,000 (subject

to periodic

adjustment for

inflation).These limits

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
PSSR.

Additionally, the BSEE amended the Well Control Rule, effective July 15,

2019, which rolled back
certain

reforms

regarding

the

safety

of

drilling

operations,

and

the

former

U.S.

President

Trump

had

proposed leasing

new sections

of U.S.

waters to

oil and

gas companies

for offshore

drilling.

In January
2021,

U.S.

President

Biden

signed

an

executive

order

temporarily

blocking

new

leases

for

oil

and

gas
drilling

in

federal

waters.

However,

attorney

generals

from

13

states

filed

suit

in

March

2021

to

lift

the
executive order,

and in

June 2021,

a federal

judge in

Louisiana granted

a preliminary

injunction against
the

Biden

administration,

stating

that

the

power

to

pause

offshore

oil

and

gas

leases

“lies

solely

with
Congress.” In August

2022, a federal

judge in Louisiana

sided with Texas

Attorney General Ken

Paxton,
along with

the other

12 plaintiff states,

by issuing

a permanent

injunction against

the Biden

Administration’s
moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes,
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

definition. On

December 30,
2022, the

EPA

and the Department

of Army

announced the final

WOTUS rule that

largely reinstated the
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

treatment equipment

on our

vessels or

the implementation

of other

port facility

disposal
procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In

October

2009,

the

European

Union

amended

a

directive

to

impose

criminal

sanctions

for

illicit

ship-
source discharges of polluting substances, including minor discharges,

if committed with intent, recklessly
or with serious negligence and the discharges individually or in the aggregate result in deterioration of the
quality

of

water.

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

carbon market,

the EU

Emissions Trading

System (“EU

ETS”).
On

July

14,

2021,

the

European

Parliament

formally

proposed

its

plan,

which

would

involve

gradually
including the maritime sector from 2023 and phasing the sector in over three-year period.

This will require
shipowners

to

buy

permits

to

cover

these

emissions.

The

Environment

Council

adopted

a

general
approach on the

proposal in June

2022. On December

18, 2022, the

Environmental Council

and European
Parliament agreed

to include

maritime shipping

emissions within

the scope

of the

EU ETS

on a

gradual
introduction of

obligations for

shipping companies

to surrender

allowances: 40%

for verified

emissions from
2024, 70% for

2025 and 100%

for 2026. Most

large vessels will

be included in

the scope of

the EU ETS
from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and
in the EU ETS from 2027.

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

of a 3
rd

party calling

at port or

anchorage of

member states.
Our

fleet

fully

complies

with

this

regulation.

Our

fleet’s

Inventories

of

Hazardous Materials

preparation,
certification and continuous maintenance have resulted in a

significant cost to the Company.

International Labour Organization
The International Labour Organization (the “ILO”) is

a specialized agency of the UN

that has adopted the
Maritime Labor Convention

2006 (“MLC 2006”). A

Maritime Labor Certificate

and a Declaration

of Maritime
Labor Compliance

is required

to ensure

compliance with

the MLC

2006 for

all ships

that are

500 gross
tonnage

or

over

and

are

either

engaged

in

international

voyages

or

flying

the

flag

of

a

Member

and
operating

from

a

port,

or

between

ports,

in

another

country. All

of

our

vessels

are

certified

under

the
Maritime Labor Convention 2006 (“MLC 2006”)
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
D.

Property, plants and equipment
Since October 8, 2010, DSS owns

the land and the building where

we have our principal corporate offices
in Athens, Greece.

In addition, in

December 2014,

DSS acquired

a plot of

land jointly with

two other

related
entities from unrelated

individuals and in

November 2021 acquired

an additional part

of this land owned

by
one of our related parties. This

plot is in the same area

as our principal offices. Other than

this interest in
real property, our only material properties are the vessels in our fleet, owned and bareboat chartered-in.

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
The following table reflects such factors for the periods indicated:

As of and for the
Year Ended December 31,
2022 2021 2020
Fleet Data:
Average number of vessels (1)
35.4 36.6 40.8
Number of vessels at year-end
42.0 33.0 40.0
Weighted average age of vessels at year-end (in years)

10.2 10.4 10.2
Ownership days (2)

12,924 13,359 14,931
Available days (3)

12,449 13,239 14,318
Operating days (4)

12,306 13,116 14,020
Fleet utilization (5)

98.9% 99.1% 97.9%
Average Daily Results:
Time charter equivalent (TCE) rate (6)

$ 22,735 $ 15,759 $ 10,910
Daily vessel operating expenses (7)

5,574 5,596 5,750
The following table reflects the calculation of our TCE rates for the periods presented:
Year Ended December 31,
2022 2021 2020
(in thousands of U.S. dollars, except for
TCE rates, which are expressed in U.S.
dollars, and available days)
Time charter revenues

$ 289,972 $ 214,203 $ 169,733
Less: voyage expenses

(6,942) (5,570) (13,525)
Time charter equivalent revenues

$ 283,030 $ 208,633 $ 156,208
Available days

12,449 13,239 14,318
Time charter equivalent (TCE) rate

$ 22,735 $ 15,759 $ 10,910
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
●
levels of supply and demand in the dry bulk shipping industry.

Vessels

operating on time

charters for a

certain period of

time provide more

predictable cash flows

over
that

period

of

time

but

can

yield

lower

profit

margins than

vessels

operating in

the

spot

charter market
during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate

revenues

that

are

less

predictable

but

may

enable

their

owners

to

capture

increased

profit
margins during

periods of

improvements in

charter rates

although their owners

would be

exposed to the
risk of

declining charter rates,

which may have

a materially adverse

impact on financial

performance. As
we employ vessels

on period charters,

future spot charter

rates may be

higher or lower

than the rates

at
which

we

have

employed

our

vessels

on

period

charters.

Our

time

charter

agreements

subject

us

to
counterparty risk.

In depressed

market conditions,

charterers may

seek to

renegotiate the

terms of

their
existing charter parties or

avoid their obligations

under those contracts.

Should a counterparty

fail to honor
their obligations

under agreements

with us,

we could

sustain significant

losses which

could have

a material
adverse effect on

our business,

financial condition,

results of

operations and

cash flows. Revenues

derived
from time charter agreements

in 2022 were

increased compared to previous years,

due to the significant
increase in

charter rates,

despite the

decrease in

the size

of our

fleet, evident

in the

decrease of

the average
number of vessels.

In 2023, we

expect the average

number of vessels

to increase, as

currently our fleet
consists

of

41

vessels, however,

due

to

the

decrease

of

the

time

charter rates

observed in

the

current
market, we expect our revenues in 2023 to decrease compared to 2022.

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

2023,
we expect

our voyage

expenses to

decrease compared

to 2022,

due to

the expected

decrease in

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
Vessel Operating Expenses
Vessel operating expenses include

crew wages and

related costs,

the cost of

insurance, expenses

relating
to repairs and

maintenance, the cost

of spares and

consumable stores, tonnage

taxes, environmental

plan
costs

and

HSQ

and

vetting.

Our

vessel

operating

expenses

generally

represent

fixed

costs.

Vessel
operating expenses have been reduced since 2021 due to the decrease in ownership days. For 2023, we expect our operating

expenses to increase

compared to 2022,

as a result

of the average

increase of the
size of the fleet compared to 2022.
Vessel Depreciation

The cost of our

vessels is depreciated

on a straight-line

basis over the estimated

useful life of each

vessel.
Depreciation is based

on the

cost of the

vessel less

its estimated salvage

value. We

estimate the useful
life of

our dry

bulk vessels

to be

25 years from

the date

of initial

delivery from

the shipyard,

which we

believe
is common in the

dry bulk shipping industry.

Furthermore, we estimate the salvage

values of our vessels

based on

historical average

prices of

the

cost of

the

light-weight ton

of vessels

being scrapped.

During
2021, we sold

four vessels in

January,

March and July

of 2021 and

in November 2021

we contributed to
OceanPal the shares of three ship-owning companies, owning the vessels Calipso , Protefs

and
Salt Lake
City
.

Three of

the vessels

sold in

2021 were

held for

sale since

2020, when

we agreed

to sell

them. In
2020, we had agreed to sell two more vessels,

for which their sales were concluded in 2020. Following all
these transactions, vessel depreciation decreased from 2020 to 2021 and increased again in 2022, as we
took delivery of

ten vessels and

sold one. As

of the date

of this annual

report, we have

taken delivery of
one Ultramax

vessel, we

expect to

take delivery

of one

additional Ultramax

vessel and

we sold

two vessels.
For 2023, we expect depreciation expense to increase

due to the increase in the number of

vessels in our
fleet.
General and Administrative Expenses
We incur general

and administrative

expenses which

include our

onshore related

expenses such

as payroll
expenses

of

employees,

executive

officers,

directors

and

consultants,

compensation

cost

of

restricted
stock

awarded

to

senior

management

and

non-executive

directors,

traveling,

promotional

and

other
expenses of

the public

company,

such as

legal and

professional expenses and

other general expenses.
During

the

last

three

years,

our

general

and

administrative

expenses

are

at

the

same

level

with

the
exception of

2020 which

increased due

to an

accelerated vesting

of restricted

stocks of

board members
who resigned and the

shares which were

awarded to them fully

vested on the date

of their resignation. For
2023,

we

expect

our

general

and

administrative

expenses

to

increase,

due

to

anticipated

increases

in
payroll and other office expenses. General

and administrative expenses are

not affected by the size of the
fleet.

However,

they

are

affected

by

the

exchange

rate

of

Euro

to

US

Dollars,

as

about

half

of

our
administrative expenses are in Euro.

Interest and Finance Costs
We incur

interest expense and

financing costs

in connection with

vessel-specific debt,

senior unsecured
bond and finance liabilities. As of December 31, 2022 our aggregate debt amounted to $530.1 million and
our finance liabilities

amounted to $142.4

million. While

our bond

and finance liabilities

have a fixed

interest
rate, the

loan agreements

with our

banks have

a floating

rate based

on LIBOR

or term

SOFR plus

a margin.
During 2022, we entered into a

new loan agreement based on term

SOFR, and we will need to

transition
our existing loan

agreements from

LIBOR to

an alternative

reference rate

prior to June

2023. As of

the date
of this report, we

do not have any

agreements to mitigate our exposure in interest

rates and we have

not
made any agreements with

our banks to replace

LIBOR, but we

are in discussions to

do so. To

date,

we
have selected term SOFR to

replace LIBOR but, we are

not in a position to determine

the effect of interest
rates on

our results

of operations

and cash

flows. Interest

rates have

started increasing

since the

beginning
of 2022,

continue to

increase in

2023 and

taking into

account the

increase in

the outstanding

amount of
debt,

we

expect

interest and

finance

costs

in

2023

to

increase.

We

expect

to

manage

the

exposure in
interest rates through our regular operating and financing activities.
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
When we charter

a vessel

pursuant to a

long-term time

charter agreement

with varying rates,

we recognize
revenue on a straight-line basis, equal to the average revenue during the term of the charter.

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

return on investment

include:
●
rates and periods of charter hire;
●
levels of vessel operating expenses;
●
depreciation expenses;
●
financing costs;

●
the effects of COVID-19;
●
the war in the Ukraine;

●
inflation, and

●
fluctuations in foreign exchange rates.
Results of Operations
Year ended December 31, 2022 compared to the year ended December 31, 2021
Time

charter

revenues.

Time

charter

revenues

increased

by

$75.8

million,

or

35%,

to

$290.0

million in
2022, compared

to $214.2

million in

2021. The

increase in

time charter

revenues was

due to

increased
average time

charter rates

that the

Company achieved

for its

vessels,

which increased

our TCE

rate to
$22,735 in

2022 from

$15,759 in

2021, representing

a 44%

increase. This

increase was

partly offset

by
decreased operating

days during

2022, as

compared to

last year.

Operating days

in 2022

were 12,306
compared

to

13,116

in

2021,

resulting

from

the

decrease

in

our

fleet

due

to

the

sale

of

vessels

and
increased drydock and off hire days in 2022 compared to last year.
Voyage

expenses.

Voyage

expenses

increased

by

$1.3

million,

or

23%,

to

$6.9

million

in

2022

as
compared to $5.6 in

2021. This increase

was mainly due

to commissions, which

is the main part

of voyage
expenses, and which

in 2022 increased

to $14.4 million

compared to $10.8

million in 2021

The increase
was partly offset by increased

gain on bunkers amounting to $8.1

million in 2022 compared to $6.0 million
in 2021. The

gain on

bunkers was

mainly due

to the

difference in the

price of bunkers

paid by

the Company
to

the

charterers

on

the

redelivery

of

the

vessels

from

the

charterers

under

the

previous

charter

party
agreement and

the price

of bunkers paid

by charterers

to the Company

on the

delivery of the

same vessels
to their charterers under new charter party agreements.
Vessel operating expenses. Vessel operating expenses decreased by $2.8 million, or 4%, to $72.0 million in

2022

compared

to

$74.8

million

in

2021.

The

decrease

in

operating

expenses

is

attributable

to

the
decrease in

ownership days

in 2022,

as a

result of

the sale

of vessels

last year

and OceanPal’s

spinoff
and the sale of one additional

vessel in 2022. The acquisition

of eight vessels in the fourth

quarter of 2022
was not

enough to

balance the

size of

the fleet.

Operating expenses

also decreased

due to

decreased
crew costs, spares and other consumables. The decrease

was partly offset by increased insurance costs
due to increased premiums, taxes and environmental and health, safety and vetting expenses. Total daily operating expenses were $5,574 in 2022 compared to $5,596

in 2021.

Depreciation

and

amortization

of

deferred

charges. Depreciation

and

amortization

of

deferred

charges
increased

by $2.8 million,

or 7%, to $43.3 million

in 2022, compared

to $40.5 million

in 2021. This increase
was due

to the

acquisition of

ten vessels

during 2022,

as noted

above, and

was partly

offset due

to the
sale of vessels

in 2021,

the vessels

contributed to

OceanPal in

a spinoff which

were removed

from the

fleet
in November 2021 and the sale of vessel Baltimore

which was classified as held for sale since June 2022
although

her

sale

was

completed

in

September

2022.

A

further

increase

incurred

due

to

increased
amortization of

deferred cost

as a

result of

the drydock

cost incurred

for twelve

vessels having

drydock
surveys in 2022 and four in 2021.
General and

administrative expenses
. General and admini strati
ve expenses

increased by

$0.2 million,

or
1%,

to

$29.4

million

in

2022

compared

to

$29.2

million

in

2021.

The

increase

was

mainly

due

to

the
accelerated vesting of

restricted shares

of a board

member

who resigned in

2022. The increase

was partially
offset due to

decreased

payroll

cost and directors’

and officers’

insurance

in 2022, as compared

to 2021.
Management fees to

related party.

Management fees to

a related party

decreased by $0.9

million, or 64%
to $0.5

million in

2022 compared

to $1.4

million in 2021.

The decrease

was attributable

to decreased

average
number of vessels

managed by DWM

in 2022 compared

to 2021, due

to the contribution,

in November 2021,
of

three

vessel-owning

companies

to

OceanPal,

which

were

all

managed

by

DWM.

The

decrease

was
partially

offset

due

to

the

acquisition

of

three

Ultramax

vessels,

in

the

fourth

quarter

of

2022,

whose
management was assigned to DWM.

Gain on

sale of

vessels.

Gain on

sale of

vessels increased

by $1.5

million, or

107%, to

$2.9 million

which
resulted from the sale of Baltimore in 2022 compared to $1.4 million in 2021 which resulted from the sale of
Naias

in 2021, partly

offset by loss

on sale of

other vessels

sold during

the year.
Insurance

recoveries
.

Insurance

recoveries amounted

to

$1.8

million

in

2022 and

consisted of amounts
received

from

our

insurers

for

claims

covered

under

the

insurance

policies

during

2022. There

was no
comparative

amount received

last year.
Interest

expense

and

finance

costs.

Interest

expense

and

finance

costs

increased

by

$7.2

or 36%

to
$27.4

million

in 2022

compared

to $20.2

million

in 2021.

The increase

was primarily

attributable

to increased
average outstanding balance of

debt and finance liabilities

in 2022, resulting from

a new loan

agreement
to finance

the acquisition

of nine

Ultramax vessels

and the

sale and

leaseback agreements

we entered
into, in 2022. A further increase was also derived from increased average interest rates resulting from our loan agreements,

having a

variable interest

rate. In

2022, the

weighted average

interest rate

of our

secured
loan agreements was 3.8% compared to 2.45% in 2021.
Interest and other income
. Interest and

other income increased by $2.5

million, or 1250%, to

$2.7 million
in 2022 compared to $0.2 million in 2021. The increase is mainly attributable to increased deposit rates in
2022 compared to 2021. A further

increase derives from dividend income amounting to

$0.9 million, from
the Company’s investment in OceanPal’s Series C and Series D Preferred stock compared to $0.1 million
in 2021.
Loss on extinguishment

of debt.
In 2022, loss

on extinguishment

of debt

decreased by

$0.6, or

60% to

$0.4
million and consisted

of financing costs

written off as

a result of

the early prepayment

of the outstanding
balances of

loans attributed

to the

one vessel

sold and

three

vessels refinanced

in sale

and leaseback
transactions in

2022. In

2021, loss

on extinguishment of

debt amounted

to $1.0

million and

consisted of
the prepayment in

full of four loan

agreements refinanced by

another bank and

the redemption of

our $100
million bond in September 2021.
Gain on spin-off of OceanPal Inc.

The gain on spin-off of OceanPal Inc. in 2021 represents the difference between the

fair value of

the assets contributed

to OceanPal, amounting

to $48.1 million,

and their

carrying
value consisting

of $30.3

million of

vessel cost

and $0.5

million of

unamortized deferred

costs and

$2.0
million of assets contributed.
Gain

on

dividend distribution
.

The

gain

on

dividend

distribution represents

the

gain

recognized in

2022
upon the distribution of the 25,000 Convertible Series D Preferred

Shares of OceanPal Inc. as a non cash
dividend to

the Company's

shareholders, being

the difference

between the

carrying value

and the

fair value
of the Series D Preferred Shares on the date of the dividend declaration.
Gain/(loss) from

equity method

investments.
In

2022,

gain

on

equity method

investments,

amounted to
$0.9 million, compared

to a loss

of $0.3 million

in 2021 and

relates to the

result in each

year of our

50%
interest in DWM, attributed to us.
Year ended December 31, 2021 compared to the year ended December 31, 2020
For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial

Review and Prospects” in our Annual Report

on Form 20-
F,

for the year ended December 31, 2021 filed with the SEC on April

27, 2022.
B.

Liquidity and Capital Resources
We

finance

our

capital

requirements

with

cash

flow

from

operations,

equity

contributions

from
shareholders, long-term bank

debt, finance liabilities and

senior unsecured bonds.

Our main uses of

funds

have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred
in

connection

with

ensuring

that

our

vessels

comply

with

international

and

regulatory

standards,
repayments of bank loans, repurchase of our common stock and payment of dividends.

As

of

December

31,

2022

and

2021,

working

capital,

which

is

current

assets

minus

current

liabilities,
including the current

portion of long-term

debt and finance

liabilities, amounted to

$9.0 million and

$60.5
million,

respectively.

The

decrease

in

working

capital

is

mainly

due to

a balloon

payment

amounting to
$43.8 million under one of our loan agreements which is due in

2023. In 2022, we also entered into a new
loan agreement

with Nordea

to finance

the

acquisition of

nine new

Ultramax

vessels and

four sale

and
leaseback

agreements which

increased

the

annual repayment

installments.

In

addition,

the

Company’s
liabilities increased, due to

the deliveries of

eight vessels in

the fourth quarter

of 2022 and

the increased
need for predelivery and other costs relating to their acquisition.
Cash and

cash equivalents,

including restricted

cash, was

$97.4 million

on December

31, 2022

and $126.8
million as

of December

31, 2021.

Restricted cash

mainly consists

of the

minimum liquidity

requirements
under our

loan facilities.

As of

December 31,

2022 and

2021, restricted

cash amounted

to $21.0

million
and $16.5 million,

respectively.

We consider highly liquid

investments such as

time deposits, certificates

of
deposit and their equivalents with an original maturity of up to about three months to be cash equivalents.
Time

deposits with

maturity

above three

months are

removed from

cash and

cash

equivalents and

are
separately presented as time deposits. In 2022, the time deposits above three months amounted to $46.5
million. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Provided by Operating Activities
Net cash

provided by operating

activities increased by

$69.2 million,

or 77%.

In 2022, net

cash provided
by

operating

activities

was

$158.9 million

compared

to

net

cash

provided

by

operating

activities

of
$89.7 million in

2021. This

increase in

cash from

operating activities

was attributable

to increased

revenues
as a

result of

better rates

compared to

2021. This

increase was

partly offset

by increased

dry-docking costs
incurred for

twelve vessels

in 2022 compared

to four

vessels in 2021.

Cash provided

by operating

activities
was also affected by OceanPal’s spin-off in 2021 which resulted in a gain of $15.3 million.
Net Cash Used in Investing Activities
Net cash used in investing activities was $273.1 million for 2022, which consists of $230.3 million paid for vessel acquisitions

and improvements

due to

new regulations;

$4.4 million

of proceeds

from the

sale of
one vessel in 2022; $46.5 million investment in time

deposits with maturity above three months; and $0.7
million relating to the acquisition of equipment.
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

$84.9

million

for

2022,

which

consists

of

$275.1

million
proceeds from

issuance of

long term

debt and

finance liabilities;

$102.8 million

of indebtedness

and finance
liabilities that

we repaid;

$5.8 million

and $79.8

million of

cash dividends

paid on

our preferred

and common
stock, respectively; $3.8

million paid for

repurchase of common

stock; $5.3 million

proceeds from issuance
of common

stock; and

$3.3 million

of finance

costs paid

in relation

to new

loan agreements

and finance
liabilities.

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
For a detailed

discussion of

cash flows

for the

year ended

December 31,

2021 compared

to the year

ended
December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and
Capital Resources” included

in our 2021

Annual Report filed

on Form 20-F

with the SEC

on April 27, 2022.
Capital Expenditures
We make capital expenditures in connection with vessel acquisitions and constructions, which we finance with

cash

from

operations,

debt

under

loan

facilities

at

terms

acceptable

to

us,

sale

and

leaseback
agreements and with funds from equity issuances.

As of

the date

of this

annual report,

we have

taken delivery

of one

Ultramax dry

bulk vessel,

under our
agreement with

Sea Trade

and issued

2,033,613 common

shares to

Sea Trade.

We

funded part

of the
purchase price of

the vessel through

our $200 million

loan agreement with

Nordea, drawn in

2022. By April
2023,

we also

expect to

take

delivery of

m/v
Nord Potomac
,

which we

have agreed

to

acquire from

an
unaffiliated entity for $27.9 million.

As of the date of this annual

report we have paid a 10%

advance of the
purchase price

from cash

on hand,

and we

expect to

finance the

balance of

the purchase

price through
debt and equity.

On March 20, 2023, we

also paid a cash

dividend on common stock of

$0.15 per share,
or $16.0

million which

we funded

through cash

on hand.

Finally,

as of

the date

of this

annual report,

we
prepaid $20.0 million of debt outstanding with cash on hand.

As

of

the

date

of

this

report,

we

do

not

have

other

capital

expenditures

for

vessel

acquisitions

or
constructions, but

we expect

to incur

capital expenditures

when our

vessels undergo

surveys. This

process
of recertification may

require us

to reposition these

vessels from a

discharging port to

shipyard facilities,
which

will

reduce

our

operating

days

during

the

period.

We

also

incur

capital

expenditures

for

vessel
improvements to

meet new

regulations. The

loss of

earnings associated

with the

decrease in

operating
days

together with

the

capital needs

for repairs

and

upgrades result

in

increased cash

flow

needs. We
expect to

cover such

capital expenditures

and cash

flow needs

with cash

from

operations and

cash on
hand.

In the next

twelve months, we

will require capital

to fund ongoing

operations, vessel improvements

to meet
requirements under

new regulations,

debt service,

the payment

of our

preferred and

common dividends
and the payment of our bareboat charters. In 2023, we expect to refinance our loan agreements maturing in 2023 and early

2024 to decrease the installments

required for debt service.

Also, as of the

date of this
annual report, we have contracted revenues covering around 75% of our ownership days in 2023,

in time
charter agreements

having an

average time

charter rate

above our

break-even rate

as of

December 31,
2022, and we have

also fixed around

14% of our

ownerships days in

2024. We believe

that contracted and
anticipated revenues will result in internally generated cash flows and together with available cash, which
as

of

December

31,

2022

amounted

to

$76.4

million

(excluding

$21.0

million

of

compensating

cash
balances) and having

additional investment

in time deposits

of $46.5 million

which will mature

during 2023,
will be

sufficient to

fund such

capital requirements. Should

time charter

rates remain at

current levels as
our time charter agreements

are due for renewal

during the year,

we believe that we

will be able to

have
sufficient funds to cover our capital expenditures in the long-term.

Long-term Debt and Finance Liabilities
As of

December 31,

2022, we

had $530.1

million of

long term

debt outstanding

under our

facilities and
Bond, under the agreements described below.

Secured Term Loans
On December 18, 2014, two of our wholly owned

subsidiaries entered into a loan agreement with BNP for
a loan

facility of

$53.5 million

to

finance part

of the

acquisition cost

of the
G. P.

Zafirakis

and the
P.

S.
Palios

maturing on November 30, 2021.

On June 29, 2020, we entered

into a loan agreement

to refinance
the loan and extend its maturity to May 19, 2024. The loan is repayable in equal semi-annual installments of approximately $1.6 million and a balloon of $23.6 million payable together with the last installment. The
refinanced

loan

bears

interest

at

LIBOR

plus

a

margin

of

2.5%,

increased

from

a

margin

of

2%

of

the
original loan.
On March 17, 2015,

eight of our wholly

owned subsidiaries entered into a

loan facility with Nordea

for an
amount

of

$93.1

million,

maturing

on

March

19,

2021.

On

May

7,

2020,

we

entered

into

a

new

loan
agreement to refinance the loan and extend its maturity to March 19, 2022. On July 29, 2021, we entered into a

supplemental agreement

with Nordea,

pursuant to

which the

borrowers exercised

their options

to
extend the loan maturity

to March 2024 and to

draw down an additional amount

of $460,000. In July

2022,
we prepaid an amount of $4.8 million due

to the sale of
Baltimore

to OceanPal. Upon the prepayment,

the
loan is repayable in equal consecutive

quarterly instalments of approximately

$1.6 million and a balloon of
$23.3 million, payable together with the last instalment. The loan bears interest at LIBOR plus a margin of
2.25%, increased from a margin of 2.1% of the original loan.
On March

26, 2015,

three of

our wholly

owned subsidiaries

entered into

a loan

agreement with

ABN AMRO
Bank N.V.

,

or ABN, for a secured term

loan facility of up to $53.0

million, maturing on March 30, 2021, to
refinance part of the acquisition cost of the vessels New York , Myrto

and
Maia

of which $50.2 million was
drawn on March

30, 2015. On

June 27, 2019,

two of our

wholly owned subsidiaries entered

into a $25.0
million term loan agreement with ABN, maturing on June 28, 2024, to refinance the acquisition cost of the vessels Selina, Ismene and

Houston
. On May

22, 2020, we

signed a term loan

facility with ABN with

the
purpose to combine the two

loans outstanding with ABN and

extend the maturity of the

first loan, maturing
on March

30, 2021

to the

maturity of

the second

loan, maturing

on June

30, 2024.

The first

loan is

repayable
in

equal

consecutive

quarterly

instalments

of

about

$1.0

million

and

a

balloon

of

$13.4

million

payable
together with

the last

instalment and

bears interest

at LIBOR

plus a

margin of

2.4% increased

from a

margin
of 2.0% of

the original loan.

The second loan

is payable in

consecutive quarterly

instalments of $0.8

million
each and a balloon instalment of $9.0

million payable together with the last

instalment June 28, 2024. The
loan bears interest at LIBOR plus a margin of 2.25%.
On May 20,

2021, we,

through six

wholly owned

subsidiaries, signed

a $91

million sustainability

linked loan
facility with

ABN dated

May 14,

2021, which

was used

to refinance

existing loan

agreements with

other
banks. On

August 22,

2022, and

following the

sale and

leaseback agreements

of the

vessels Santa

Barbara
and New Orleans,

which were mortgaged

to secure the

loan, we prepaid

an amount of

$30.8 million,

which
was the part

of the loan

attributed to the

two vessels. Following the

prepayment, the loan is

repayable in
consecutive quarterly installments

of $2.0 million

each and a balloon

of $13.6 million

payable together with
the last installment on

May 20, 2026. The

loan bears interest

at LIBOR plus a

margin of 2.15% per

annum,
which

may

be

adjusted

annually

by

maximum

10

basis

points

upwards

or

downwards,

subject

to

the
performance under certain sustainability KPIs.

On January

7, 2016, three

of our

wholly owned subsidiaries

entered into a

secured loan agreement

with
the Export-Import Bank of

China for a loan

of up to $75.7

million in order to

finance part of the

construction
cost of three vessels.

On January 4, 2017, we

drew down $57.24

million to finance part

of the construction
cost of San Francisco

and
Newport News
, both delivered

on January 4,

2017. The

loan is

payable in 60
equal quarterly instalments

of about $1.0

million each, the

last of which

is payable by

January 4, 2032,

and
bears interest at LIBOR plus a margin of 2.3%.

On July

13, 2018,

we entered

into a

loan agreement

with BNP

for a secured

term loan facility

of $75

million.
The loan has a term of five years and

is repayable in 20 consecutive quarterly instalments

of $1.56 million
and a balloon instalment of $43.75 million payable together with the last instalment on July 17, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.
On March

14, 2019, two

of our

wholly owned subsidiaries

entered into

a term

loan agreement with

DNB
Bank ASA for a

loan of $19.0 million, to

refinance the loan of
Crystalia

and
Atalandi
, which was repaid

in
February 2019. The loan is

repayable in 20 consecutive

quarterly instalments of $0.5

million and a balloon
of

$9.5

million

payable together

with

the

last

instalment on

March

14,

2024.

The

loan

bears

interest

at
LIBOR plus a margin of 2.4%. On March 14, 2023, we prepaid in full this loan amounting to $11.8 million.
On September 30, 2022, we entered into a $200 million loan agreement to finance the acquisition price of
9

Ultramax

vessels. We

drew

down

$197.2 million

under the

loan,

in

tranches for

each

vessel

on

their
delivery

to

us.

On

December

12,

2022,

we

prepaid

$21.9

million

under

the

loan,

attributed

to

DSI
Andromeda, following

the vessel’s

sale under

a sale

and leaseback

agreement. Following

this prepayment,
the loan

is repayable

in 20

equal quarterly

instalments of

an aggregate

amount of

$3.7 million,

and a

balloon
amounting to $100.9 million

payable together with

the last instalment on

October 11, 2027. The loan bears
interest at term SOFR plus a margin of 2.25%.

Under

the

secured

term

loans

outstanding

as

of

December

31,

2022,

34

vessels

of

our

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

guarantee by

the ship owning

companies (where applicable),

financial covenants,

as well
as operating

account assignments.

The lenders

may

also require

additional security

in the

future in

the
event

the

borrowers

breach

certain

covenants

under

the

loan

agreements.

The

secured

term

loans
generally

include

restrictions

as

to

changes

in

management

and

ownership

of

the

vessels,

additional
indebtedness, as

well as

minimum requirements

regarding hull

cover ratio

and minimum

liquidity per

vessel
owned

by

the

borrowers,

or

the

Guarantor,

maintained

in

the

bank

accounts

of

the

borrowers,

or

the
Guarantor.

Furthermore, the secured

term loans contain

cross default provisions and

additionally we are
not permitted to pay any dividends following the occurrence of an event of default.

As of December 31, 2021 and 2022, and

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

our
executive officers

and directors

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

31, 2022 and as of the date of

this annual report, we did
not and have not designated any financial instruments as accounting hedging instruments.

Finance Liabilities

On March 15, 2022, we entered into a sale and leased back agreement for Florida , which we sold for $50 million, and leased back for a period of ten years, to finance the acquisition price of the vessel. Under the
bareboat charter, we have the option to repurchase the vessel after the end of the third

year of the charter
period, or each year thereafter,

until the termination of the

lease, at specific prices, subject

to irrevocable
and written notice to

the owner. If not repurchased

earlier, we have the obligation

to repurchase the

vessel
for $16.4 million, on the expiration of the lease on the tenth year.

On August 17, 2022,

we entered into two

sale and leaseback agreements with two

unaffiliated Japanese
third parties for New Orleans

and
Santa Barbara
, for an aggregate amount of $66.4 million and

prepaid a
bank loan

attributed to

these vessels.

The vessels

were delivered

to their

buyers on

September 8,

2022
and September 12, 2022,

respectively and we chartered

in both vessels under

bareboat charter parties

for
a period

of eight

years, each.

We

have purchase

options beginning

at the

end of

the third

year of

each
vessel's

bareboat

charter

period,

or

each

year

thereafter,

until

the

termination

of

the

lease,

at

specific
prices,

subject

to

irrevocable

and

written

notice

to

the

owner.

If

not

repurchased

earlier,

we

have

the
obligation to

repurchase the

vessels for

$13 million,

each, on

the expiration

of each

lease on

the eighth
year.

On December 6, 2022, we sold DSI Andromeda

to an unrelated third party for $29.9 million and prepaid a
bank loan attributed to the vessel. We leased back the vessel under a bareboat agreement for a period of ten years.

Under the

bareboat charter,

we have

the option

to repurchase

the vessel

after the

end of

the
third year of the

charter period, or each

year thereafter, until the termination

of the lease, at

specific prices,
subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessel for $8.1 million, on the expiration of the lease on the tenth year.
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

charter market

and the

performance of the

entire dry

bulk shipping market.

In 2022,

the BDI
ranged from a high of 3369 on May 23, 2022 to a low of 965 on August 31, 2022 to drop again to a low of
530 on February

16, 2023. The

BDI has since

recovered from the

February 2023

levels and closed

at 1484
on March 23,

2023. Although there

can be no

assurance that the

dry bulk charter

market will not

decline
further, as

of the date of this annual report, we

have fixed about 75% of our fleet

ownership days at rates
above our break-even rate.

Nevertheless, our revenues

and results of operations

in 2023 will be

subject to
demand for

our services,

the level

of inflation, market

disruptions and interest

rates. Demand for

our dry
bulk

oceangoing

vessels

is

dependent

upon

economic

growth

in

the

world’s

economies,

seasonal

and
regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and
supply for dry bulk cargo

transported by sea. Continued adverse

economic, political or social

conditions or
other developments

could further

negatively impact

charter rates

and therefore

have a

material adverse
effect on our business and results of operations.
E.

Critical Accounting Estimates
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

For

vessels, we

calculate undiscounted

projected net

operating cash

flows by

considering the

historical
and

estimated

vessels’ performance

and

utilization

with

the

significant

assumption

being

future

charter
rates for

the unfixed

days, using

the most

recent 10-year

average of

historical 1

year time

charter rates
available for

each type

of

vessel over

the

remaining estimated

life

of

each vessel,

net

of

commissions.
Historical

ten-year

blended

average

one-year

time

charter

rates

are

in

line

with

the

Company’s

overall
chartering strategy,

they reflect the

full operating history

of vessels of

the same type

and particulars with
the Company’s

operating fleet

and they

cover at

least a

full business

cycle, where

applicable. When the
10-year average of historical 1 year time charter rates is

not available for a type of vessels, the Company
uses

the

average

of

historical

1

year

time

charter

rates

of

the

available

period.

The

historical

ten-year
average rate

used in

2022 to

calculate undiscounted

projected net

operating cash

flow was

$12,431 for
Panamax,

Kamsarmax

and

Post-Panamax

vessels,

$16,876

for

Ultramax

vessels

and

$16,128

for

our
Capesize and

Newcastlmax vessels,

compared to

$11,363,

nil and

$15,543, respectively in

2021. Other
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

loss. Although no

impairment loss was

identified or recorded

in 2022, according
to

our

assessment,

the

carrying

value

plus

unamortized

deferred

cost

of

vessels

for

which

impairment
indicators existed as of December 31, 2022, was $574.8 million.
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

2022 and

2021 and

(ii)

what we
believe the charter-free market value of each of

our vessels was as of December 31,

2022 and 2021, the
aggregate

carrying

value

of

17

and

2

of

the

vessels

in

our

fleet

as

of

December

31,

2022

and

2021,
respectively,

exceeded

their

aggregate

charter-free

market

value

by

approximately

$83

million

and

$6
million, respectively,

as noted

in the

table below.

This aggregate

difference represents

the

approximate
analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold

all of such

vessels at

December 31,

2022 and

2021, on a

charter-free basis,

on industry

standard
terms, in

cash transactions, and

to a

willing buyer where

we were not

under any compulsion

to sell,

and
where the buyer was

not under any compulsion

to buy. For purposes of this

calculation, we have assumed
that these 17 and 2 vessels would be sold

at a price that reflects our estimate of their charter-free market values as of December 31, 2022 and 2021, respectively.

Vessel Dwt Year Built
Carrying Value plus unamortized
deferred cost

(in millions of US dollars)
2022 2021
1 Alcmene 93,193 2010 10.1 10.6
2 Aliki 180,235 2005 13.0 14.3
3 Amphitrite 98,697 2012 14.7 15.6
4 Artemis 76,942 2006 11.9 13.3
5 Astarte 81,513 2013 19.1 18.7
6 Atalandi 77,529 2014 16.4 17.2
7 Baltimore 177,243 2005 - 17.5
8 Boston 177,828 2007 18.2
*
16.6
9 Calipso 73,691 2005 - -
10 Coronis 74,381 2006 - -
11 Crystalia 77,525 2014 16.1 16.9
12 Electra 87,150 2013 14.9 13.8
13
G.P.

Zafirakis
179,492 2014 23.0 23.8
14 Houston 177,729 2009 19.4 20.8
15 Ismene 77,901 2013 10.6 11.2
16 Leto 81,297 2010 13.7 14.7
17 Los Angeles 206,104 2012 24.8 24.2
18 Maera 75,403 2013 12.3 10.9
19 Maia 82,193 2009 13.4 14.0
20 Medusa 82,194 2010 13.1 14.2
21 Melia 76,225 2005 10.8 11.4
22 Myrsini 82,117 2010 15.1 16.5
23 Myrto 82,131 2013 18.9 18.2
24 Naias 73,546 2006 - -
25 New Orleans 180,960 2015 33.1
*
34.9
26 New York 177,773 2010 14.5 15.5
27 Newport News 208,021 2017 42.4
*
43.6
28 Oceanis 75,211 2001 - -
29
P.S.

Palios
179,134 2013 37.4
*
36.9
*
30 Phaidra 87,146 2013 13.0 13.6
31 Philadelphia 206,040 2012 25.5 24.4
32 Polymnia 98,704 2012 15.0 15.9
33 Protefs 73,630 2004 - -
34 Salt Lake City 171,810 2005 - -
35 San Francisco 208,006 2017 42.5
*
44.6
36 Santa Barbara 179,426 2015 36.4
*
38.2
*
37 Seattle 179,362 2011 22.6 24.0
38 Selina 75,700 2010 9.3 10.1
39 Semirio 174,261 2007 17.6
*
15.7
40 Sideris GS 174,186 2006 - -
41 LEONIDAS P.C. 82,165 2011 21.7
*
-
42 Florida 182,063 2022 59.1
*
-
43 DSI Pyxis 60,362 2018 36.1
*
-
44 DSI Pollux 60,446 2015 31.4
*
-
45 DSI Phoenix 60,456 2017 34.3
*
-
46 DSI Polaris 60,404 2018 36.9
*
-
47 DSI Andromeda 60,309 2016 33.3
*
-
48 DSI Aquila 60,309 2015 31.5
*
-
49 DSI Pegasus 60,508 2015 30.3
*
-
50 DSI Altair 60,309 2016 32.5
*
-
Total

5,748,960 966 652

_______________________________
*
Indicates dry bulk

vessels for which

we believe, as

of December 31,

2022 and 2021,

the charter-free

market value
was lower than the vessel’s

carrying value plus unamortized deferred

cost. We believe that the

aggregate carrying
value

plus

unamortized

deferred

cost

of

these

vessels

exceeded

their

aggregate

charter-free

market

value

by
approximately $83 million and $6 million, respectively.

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

“
The market

values of

our vessels

could decline,

which could

limit the

amount of

funds
that we

can borrow

and could

trigger breaches

of certain

financial covenants

contained in

our loan

facilities,
which could adversely

affect our operating results,

and we may

incur a loss

if we sell

vessels following a
decline

in

their

market

values
”

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

9% to result

in impairment of

individual long-
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
Ultramax
$16,876 $12,609
Panamax/Kamsarmax/Post-Panamax
$12,431 $9,459
Capesize/Newcastlemax $16,128 $11,911
It should

be noted

that as

of December

31, 2022,

seventeen of

our vessels,

having indication

of impairment,
would be affected by a

reduction in time charter

rates below the average break-even

rate. Additionally, the
use of the 1-year,

3-year and 5-year average blended rates

would not have any effect

on the Company’s
impairment analysis and as such on the Company’s results of operations:

Vessel type
1-year
(period)
Impairment
charge
(in USD
million)
3-year
(period)
Impairment
charge
(in USD
million)
5-year
(period)
Impairment
charge
(in USD
million)
Ultramax $23,025 - $19,513 - $16,876 -
Panamax/Kamsarmax/Post-
Panamax $20,387 - $17,616 - $15,551 -
Capesize/Newcastlemax $19,539 - $19,295 - $18,477 -
Item 6.

Directors, Senior Management and Employees
A.

Directors and Senior Management
Set forth

below are

the names,

ages and

positions of

our directors

and executive

officers. Our

Board of
Directors

consists

of

eleven

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
Name

Age

Position
Semiramis Paliou

48

Class III Director, Chief Executive Officer

Simeon Palios

81

Class I Director, and Chairman
Anastasios Margaronis

67

Class I Director and President
Ioannis Zafirakis

51

Class I Director, Chief Financial Officer, Chief
Strategy Officer, Treasurer and Secretary
Konstantinos Psaltis

84

Class II Director
Kyriacos Riris

73

Class II Director
Apostolos Kontoyannis

74

Class III Director
Konstantinos Fotiadis

72

Class III Director
Eleftherios Papatrifon

53 Class II Director
Simon Frank Peter Morecroft 64 Class II Director
Jane Sih Ho Chao 47 Class I Director
Maria Dede 50 Chief Accounting Officer
Margarita Veniou 44 Chief Corporate Development, Governance &
Communications Officer
Maria Christina Tsemani 44 Chief People Officer
The term of our

Class I directors expires

in 2024, the term

of our Class

II directors expires in

2025, and the
term of our Class III directors expires in 2023.

Mr. Simon Morecroft was elected and appointed as a Class II Director on May 18, 2022.
Mr. Eleftherios Papatrifon served as

Chief Operating Officer

of the Company

until February 2023,

when he
was appointed as

Class II Director

and member of

the Executive Committee

on February

22, 2023

to serve
until the next scheduled election for Class II directors.
Ms. Jane Chao

was appointed

as a Class

I Director on

February 22, 2023

to serve until

the next scheduled
election for Class I directors.

The business address of

each officer and

director is the address

of our principal executive

offices, which
are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Biographical information with respect to each of our directors and executive officers is set forth below.
Semiramis

Paliou

has

served

as

a

Director

of

Diana

Shipping

Inc.

since

March

2015,

and

as

the
Company’s

Chief

Executive

Officer,

Chairperson

of

the

Executive

Committee

and

member

of

the
Sustainability

Committee

since

March

2021.

Ms.

Paliou

has

been

the

Chief

Executive

Officer

of

Diana
Shipping Services S.A.

since March 2021. She

also serves as

a Director of

OceanPal Inc. since

April 2021
and as the Chairperson of the Board

of Directors and of the Executive Committee of

OceanPal Inc. since
November 2021. Ms. Paliou is

the Chairperson of the Hellenic

Marine Environment Protection Association
(HELMEPA),

a

position she

has

held

since June

2020,

while she

joined its

board of

directors

in March
2018.

As of

June 2021,

she

serves

as Vice

-Chairperson of

INTERMEPA.

She

is also

a member

of

the
board of directors

of the UK P&I

Club since November 2020,

member of the Union

of Greek Shipowners
since February 2022 and

member of the

Global Maritime Forum

since April 2022.

She is Vice-Chairperson
of the Greek

committee of Det

Norske Veritas,

a member of

the Greek committee

of Nippon Kaiji Kyokai
and a member of the Greek committee of Bureau Veritas.

Ms. Paliou

has over

20 years

of experience

in shipping

operations, technical

management and

crewing.
She began her

career at Lloyd’s

Register of Shipping

where she worked

as a trainee

ship surveyor from
1996

to

1998.

She

was

then

employed

by

Diana

Shipping

Agencies

S.A.

From

2007

to

2010

she

was
employed as a

Director and President of

Alpha Sigma Shipping Corp.

From February 2010 to

November
2015, she

was the

Head of the

Operations, Technical

and Crew

department of

Diana Shipping Services
S.A. From

November 2015

to October

2016, she

served as

Vice-President of

the same

company.

From
November 2016

to

the

end of

July 2018,

she served

as Managing

Director

and Head

of the

Technical,
Operations, Crew and

Supply department of Unitized

Ocean Transport

Limited. From November 2018

to
February 2020, she worked

as Chief Operating Officer

of Performance Shipping Inc. From

October 2019
until February 2021, Ms. Paliou served as Deputy Chief Executive Officer of Diana Shipping

Inc. She also
served

as

member

of

the

Executive

Committee

and

the

Chief

Operating

Officer

of

the

Company

from
August 2018 until February 2021.

Ms. Paliou

obtained her

BSc in

Mechanical Engineering

from Imperial

College, London

and her

MSc

in
Naval

Architecture

from

University

College,

London.

She

completed

courses

in

“Finance

for

Senior
Executives”,

in

“Authentic

Leader

Development”

and

a

certificate

program

on

“Sustainable

Business
Strategy” all at

Harvard Business

School. Ms. Paliou

is also the

daughter of Simeon

Palios, the Company’s
Chairman.
Simeon

P.

Palios

has

served

as

the

Chairman

of

the

Board

of

Directors

of

Diana

Shipping

Inc.

since
February

2005

and

a Director

of

the

Company since

March

1999.

He

served as

the

Company’s

Chief
Executive Officer

from February

2005 until

February 2021.

Mr. Palios also

serves as

the President

of Diana
Shipping Services

S.A. which

was formed

in 1986.

Mr. Palios has

experience in

the shipping

industry since
1969 and expertise in technical and

operational issues. He has served as

an ensign in the Greek Navy for
the

inspection of

passenger boats

on

behalf of

Ministry

of Merchant

Marine and

is

qualified as

a

naval
architect

and marine

engineer.

Mr.

Palios

was

the

founder

of

Diana

Shipping Agencies

S.A.,

where

he
served as Managing Director until November 2004, having the overall responsibility for its activities. From
January 13,

2010 until

February 28,

2022, Mr. Palios

also served

as the

Chairman of

the Board

of Directors
of Performance Shipping Inc. and as Chief Executive Officer until October

2020.
Mr.

Palios is

a member

of

various leading

classification societies

worldwide and

he is

a member

of

the
board

of

directors

of

the

United

Kingdom

Freight

Demurrage

and

Defense

Association

Limited.

Since
October 7, 2015, Mr.

Palios has served as

President of the Association “Friends of

Biomedical Research

Foundation,

Academy

of

Athens”.

He

holds

a

bachelor's

degree

in

Marine

Engineering

from

Durham
University.
Anastasios C. Margaronis

has served as President

and a Director of Diana

Shipping Inc. since February
2005.

He

is

also

member

of

the

Executive

Committee

of

the

Company.

Mr.

Margaronis

is

the

Deputy
President

of

Diana

Shipping

Services

S.A.,

where

he

also

serves

as

a

Director

and

Secretary.

Mr.
Margaronis has experience

in the shipping

industry,

including in ship

finance and insurance,

since 1980.
Prior to February 21,

2005, Mr.

Margaronis was employed by Diana

Shipping Agencies S.A. in

1979 and
performed on our behalf

the services he

now performs as President.

He joined Diana Shipping Agencies
S.A. in

1979 and has

been responsible for

overseeing our vessels’

insurance matters, including

hull and
machinery,

protection and indemnity and war

risks insurances. From January 2010

to February 2020, he
served as Director and President of Performance Shipping

Inc.

In

addition,

Mr.

Margaronis

is

a

member

of

the

Greek

National

Committee

of

the

American

Bureau

of
Shipping. He

has also

been on

the Members’

Committee of

the Britannia

Steam Ship

Insurance Association
Limited

since

October

2022.

From

October

2005

to

October

2019,

he

was

a

member

of

the

board

of
directors of the United Kingdom Mutual Steam Ship Assurance Association

(Europe) Limited.

He

holds

a

bachelor's

degree

in

Economics

from

the

University

of

Warwick

and

a

master's

of

science
degree in Maritime Law from the Wales Institute of Science and Technology.
Ioannis Zafirakis has served
as a Director and Secretary of Diana Shipping Inc. since February 2005,

as
Chief

Financial

Officer

since

February

2020

(Interim

Chief

Financial

Officer

until

February

2021),

as
Treasurer since

February 2020 and

as Chief Strategy

Officer since

January 2021. Mr.

Zafirakis is also

a
member of

the Executive

Committee of

the Company.

During his

career at

Diana Shipping

Inc., he

held
various executive positions

such as Chief

Operating Officer, Executive Vice-President and Vice-President.
In addition,

Mr.

Zafirakis has

served as

a Director

and Treasurer

of Diana

Shipping Services

S.A. since
January 2013 and Chief

Financial Officer since February

2021. He has served

as a Director and

Secretary
of OceanPal Inc. since April 2021

and as the President and Interim Chief

Financial Officer of the company
since November 2021. Mr. Zafirakis is also member of the Executive Committee of OceanPal Inc.

Prior to

joining Diana Shipping,

from June

1997 to February

2005, Mr.

Zafirakis was employed

by Diana
Shipping Agencies S.A.,

where he held several

positions in finance

and accounting. From

January 2010 to
February 2020,

he worked

as Director

and Secretary

of Performance

Shipping Inc.,

where he

also held
various executive positions such as Chief Operating Officer and Chief Strategy

Officer.

Mr. Zafirakis is

a member

of the

Business Advisory

Committee of

the Shipping

Programs of

ALBA Graduate
Business

School

at

The

American

College

of

Greece.

He

has

obtained

a

certificate

in

“Blockchain
Economics: An Introduction to Cryptocurrencies”

from Panteion University of Social

and Political Sciences
in

Greece.

He

holds

a

bachelor's

degree

in

Business

Studies

from

City

University

Business

School

in
London and a master's degree in International Transport from the University of Wales in Cardiff.
Eleftherios (Lefteris) A. Papatrifon

has served as a Director and a member of the Executive Committee of Diana

Shipping Inc.

since February

2023. Prior

to this

appointment, he

served as

Chief Operating

Officer
of the Company from March 2021 to February

2023. Mr. Papatrifon also serves as a Director of OceanPal
Inc.

and

a

member

of

its

Executive

Committee,

positions

he

has

held

since

November

2021.

From
November 2021 to January 2023, he served as Chief Executive

Officer of OceanPal Inc.

Prior to joining Diana Shipping Inc., he was Chief Executive Officer, Co-Founder and Director of Quintana
Shipping Ltd,

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
in the USA and in Greece.

Mr. Papatrifon holds undergraduate (BBA) and

graduate (MBA) degrees

from Baruch College

(CUNY). He
is also a member of the CFA Institute and a CFA charterholder.
Konstantinos Psaltis

has served as a

Director of Diana Shipping

Inc. since March 2005,

the Chairman of
its Nominating

Committee since

May 2015

and a

member of its

Compensation Committee

since May

2017.
Mr.

Psaltis

serves

also

as

President

of

Ormos

Compania

Naviera

S.A.,

a

company

that

specializes

in
operating and managing multipurpose

container vessels, where from

1981 to 2006, he held

the position of
Managing Director. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a
technical

manager

in

the

textile

manufacturing

industry

and

as

a

shareholder

of

shipping

companies
managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy.

He holds a

degree in Mechanical Engineering from

Technische

Hochschule Reutlingen & Wuppertal and
a bachelor's degree in Business Administration from Tubingen University in Germany.
Kyriacos Riris

has served

as a

Director of

Diana Shipping

Inc. since

March 2015

and a

member of

its
Nominating Committee since May 2015. From May 2022, he is also the Chairman of the Audit Committee of the Company.

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
Apostolos Kontoyannis

is a Director, the Chairperson

of the Compensation

Committee and a

member of
the Audit Committee of Diana

Shipping Inc., positions he has

held since March 2005. Since

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

a Director of Diana

Shipping Inc. since 2017.

Mr. Fotiadis

served
as

an independent

Director and

as the

Chairman of

the

Audit Committee

of

Performance Shipping

Inc.
from the completion

of Performance Shipping

Inc.’s private

offering until February

2011.

From 1990 until
1994, Mr.

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

1981, Mr. Fotiadis

held positions

with Esso

Chemicals Ltd.

and Avrassoglou

S.A.
Mr. Fotiadis has also been active as a business consultant and real estate developer.

Mr.

Fotiadis

holds

a

degree

in

Economics

from

Technische

Universitaet

Berlin

and

in

Business
Administration from Freie Universitaet Berlin.
Simon Morecroft

has served as

a Director of

Diana Shipping Inc.

since May 2022.

He also serves

as a
Director of Enarxis Ltd,

a shipping consultancy

company. Mr. Morecroft spent his career in the shipbroking
industry

as

a

Sale

and

Purchase

broker.

He

joined

Braemar

Shipbrokers

Ltd

(now

Braemar

ACM
Shipbroking) in 1983 becoming

a director in 1986

and remained on the

board until his

retirement in August
2021.

During

this

time

Braemar

grew

from

a

boutique

broking

operation

into

one

of

the

world’s

most
successful fully integrated shipbroking companies with a listing on the London Stock Exchange.
Mr. Morecroft graduated from Oxford University in 1980 with a Masters in PPE.

Jane Chao

has served

as a

Director of

Diana Shipping

Inc. since

February 2023.

She also

serves as

a
director of

Wah

Kwong Shipping

Holdings Limited,

a position

she has

held since

2008. Ms.

Chao is

the
managing director of Wah Kwong China Investment which includes residential and commercial properties as well as

hospitality businesses in

Shanghai and Wuxi.

Ms. Chao has

founded her own

art consultancy
company Galerie Huit

and lifestyle gallery

Maison Huit in

2009 and recently,

the non-profit Chao-Lee

Art
Foundation in 2022.

Ms.

Chao

has

also

served

as

a

Council

Member

for

Changing

Young

Lives

Foundation

helping
underprivileged children in Hong Kong and China from 2014 to

2020.
Maria Dede

is the

Chief Accounting

Officer of

Diana Shipping

Inc., a

position she

has held

since September
2005. Since

Mach 2020,

Ms. Dede

also serves

as Finance

Manager of

Diana Shipping

Services S.A.

In
2000, Ms.

Dede joined

the Athens

branch of

Arthur Andersen,

which merged

with Ernst

and Young (Hellas)
in 2002,

where she

served as

an external

auditor of

shipping companies until

2005. From

1996 to

2000
Ms.

Dede

was

employed

by

Venus

Enterprises

S.A.,

a

ship-management

company,

where

she

held

a
number of positions primarily in accounting and supplies.

Ms. Dede holds a Bachelor’s

degree in Maritime Studies

from the University of

Piraeus, a Master’s

degree
in Business

Administration from the

ALBA Graduate Business

School and a

Master’s degree in

Auditing
and Accounting from the Greek Institute of Chartered Accountants.
Margarita

Veniou

has

served

as

the

Chief

Corporate

Development,

Governance

&

Communications
Officer of Diana

Shipping Inc. since July

2022. From September 2004

until June 2022, she

served in the
Corporate

Planning

&

Governance

Department

of

Diana

Shipping

Inc.,

holding

various

positions

as
Associate,

Officer

and

Manager.

Ms.

Veniou

is

also

the

Corporate

Development,

Governance

&
Communications Manager of Diana Shipping Services S.A., a position she has held since 2022, and from
2004 to

2022 she

held various

other positions

at Diana

Shipping Services

S.A. In

addition, since

November
2021, Ms.

Veniou

has served

as the

Chief Corporate

Development &

Governance Officer

of

OceanPal
Inc.. She is the

General Manager of

Steamship Shipbroking Enterprises

Inc., a position she

has held since
April 2014.

From

January

2010

to

February

2020,

Ms.

Veniou

also

held

the

position

of

Corporate

Planning

&
Governance Officer of Performance Shipping Inc.
Ms. Veniou

holds a bachelor's

degree in Maritime

Studies and a

master's degree in Maritime

Economics
&

Policy

from

the

University

of

Piraeus.

She

completed

the

Sustainability

Leadership

and

Corporate
Responsibility

course

at

the

London

Business

School

and

has

obtained

the

Certification

in

Shipping

Derivatives from

the Athens

University of

Economics and

Business. Ms.

Veniou is also

a member

of WISTA
Hellas and ISO 14001 certified by Lloyd’s Register.
Maria-Christina

Tsemani

has

served

as

the

Company’s

Chief

People

Officer

since

July

2022.

Ms.
Tsemani

also

serves

as

HR

Manager

of

Diana

Shipping

Services

S.A.,

a

position

she

has

held

since
October 2020.

Ms. Tsemani has over

18 years

of experience

in HR

positions with

multinational companies

and institutional
bodies. Before joining

Diana Shipping, Ms.

Tsemani was People Acquisition and

Development Manager of
Vodafone

Greece. During

her

career

in

Vodafone

from

2008 to

2020, she

held

various

other

positions,
including Senior HR

Business Partner and

Organizational Effectiveness and

Reward Manager. From 2004
to 2008, Ms. Tsemani

worked as a Senior HR

Consultant in PricewaterhouseCoopers (PwC). From 2001
to 2004, she served as Project Manager in the European Commission,

based in Luxembourg.

Ms.

Tsemani

holds

a bachelor’s

degree in

Mathematical Sciences

and

a master’s

of

science

degree in
Applied Statistics from the University of Oxford, UK.

B.

Compensation
Aggregate executive

compensation (including

amounts paid

to Steamship)

for 2022

was $6.6

million. Since
June 1, 2010, Steamship, a related party,

as described in "Item 7. Major Shareholders and

Related Party
Transactions—B. Related

Party Transactions"

has provided

to us

brokerage services.

Under the

Brokerage
Services

Agreements

in

effect

during

2022,

fees

for

2022

amounted

to

$3.3

million

and

we

also

paid
commissions

for

vessel

sales

and

purchases

amounting to

$1.2

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

of the member

of the audit

committee who
receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2022, fees
and expenses of our non-executive directors amounted to $0.5

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

13,444,759
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

January 8, 2031).
During 2022 and as of the

date of this annual report, our

board of directors awarded

an aggregate amount
of 1,470,000 shares

and 1,750,000 shares, respectively

of restricted common stock,

of which

1,249,500
shares and

1,487,500 shares,

respectively were

awarded to

senior management,

and

220,500 shares

and
262,500 shares, respectively,

were awarded to non-employee

directors. All restricted shares

vest ratably
over

three

years,

The

restricted

shares

are

subject

to

forfeiture

until

they

become

vested.

Unless

they
forfeit, grantees

have the

right to

vote, to

receive and

retain all

dividends paid

and to

exercise all

other
rights, powers and privileges of a holder of shares.

In 2022, compensation

costs relating

to the aggregate

amount of

restricted stock

awards amounted

to $9.3
million.
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

Mr. Kyriacos

Riris

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

Ms. Semiramis
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

four

directors,

Ms.

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
The

following

table

presents

the

number

of

shoreside

personnel

employed

by

DSS

and

the

number

of
seafaring

personnel

employed

by

our

vessel-owning

subsidiaries

as

of

December

31,

2022,

2021

and
2020.

Year Ended December 31,

2022 2021 2020
Shoreside

113 111 107
Seafaring

907 708 811
Total

1,020 819 918
E.

Share Ownership
With respect to

the total amount

of common shares,

Series B Preferred

Shares, Series C

Preferred Shares
and Series D Preferred Shares owned by our officers and directors, individually and as a group, see “Item
7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
F. Disclosure of Registrant's Action to Recover Erroneously Awarded
Compensation
Not applicable.
Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders
The following table

sets forth information

regarding ownership

of our common

stock of which

we are aware
as of the

date of this

annual report, for (i) beneficial

owners of five

percent or more of

our common stock
and

(ii) our

officers

and

directors,

individually

and

as

a

group.

All

of

our

shareholders,

including

the
shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class Identity of Person or Group

Number of
Shares Owned

Percent of
Class
*

Common Stock,

Semiramis Paliou (1)

16,883,779

15.9%
par value $0.01 Anastasios Margaronis (2) 8,530,996 8.0%
Sea Trade Holdings Inc. (3) 15,886,087 14.9%

All other officers and directors as a group (4)

8,069,027

7.6%
* Based on 106,437,232 common shares outstanding as of

March 27, 2023.

(1)

Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 15.9% beneficially owned through Tuscany Shipping Corp., or Tuscany,

and through 4 Sweet Dreams S.A., as the result
of her ability

to control the

vote and disposition

of such entities.

As of December

31, 2020, 2021
and 2022,

Mrs. Semiramis

Paliou owned

indirectly 17.8%,

18.9% and

16.0%, respectively,

of
our outstanding

common stock.

Additionally, Mrs. Paliou

owns, through

Tuscany, 10,675 shares
of Series C Preferred Stock,

par value $0.01 per share,

and 400 shares of

Series D Preferred
Stock, par value $0.01 per share. The Series

C Preferred Stock vote with our common shares
and each share of the

Series C Preferred Stock entitle the holder

thereof to 1,000 votes on all
matters

submitted

to

a

vote

of

the

common

stockholders

of

the

Company.

The

Series

D
Preferred Stock vote with the common shares and each share of the Series D Preferred Stock entitles

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

8,530,996
shares.

(3)

This information

is derived

from a

Schedule 13G/A

filed with

the SEC

on February

13, 2023,
adjusting the percentage figure based

on the common shares issued

and outstanding as of the
date of this report.
(4)

Ms. Semiramis

Paliou

and

Mr. Anastasios

Margaronis

are

our

only

directors

or

officers

that
beneficially own

5% or

more of

our outstanding

common stock.

Mr.

Ioannis Zafirakis

may be
deemed

to

beneficially

own

2,006,975

shares,

or

1.9%

of

our

outstanding

common

stock,
beneficially

owned

through

Abra

Marinvest

Inc.;

and

Mr.

Simeon

Palios

may

be

deemed

to
beneficially

own

3,378,964

shares,

or

3.2%

of

our

outstanding

common

stock,

beneficially
owned

through

Taracan

Investments

S.A.

and

Limon

Compania

Financiera

S.A.

All

other
officers and directors each own less than 1% of our outstanding common stock.

As of March 23,

2023, we had 111

shareholders of record, 94 of

which were located in the

United States
and

held

an

aggregate

of

94,001,022

of

our

common

shares,

representing

84.7%

of

our

outstanding
common

shares.

However,

one

of

the

U.S.

shareholders

of

record

is

CEDE

&

CO.,

a

nominee

of

The
Depository Trust Company, which held 93,290,614 of our

common shares as of

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

Shares have been paid in full.
B.

Related Party Transactions
OceanPal Inc.,

or OceanPal
Since November 2021, we own 500,000 of OceanPal’s

Series B Preferred Shares, 10,000 of OceanPal’s
Series C Convertible Preferred Shares. Series

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

Shares have

become convertible
into common stock

at the Company’s

option since the first

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

On September

20, 2022,

we acquired

25,000 Series

D Preferred

Shares, par

value $0.01

per share,

as
part

of

the

consideration

provided

to

us

for

the

acquisition

of
Baltimore
,

which

was

sold

to

OceanPal,
pursuant

to

a

Memorandum

of

Agreement

dated

June

13,

2022,

for

$22.0

million.

The

shares

are
convertible into

common stock

at the

Company’s option,

provided however that

the Company

would not
beneficially own greater than 49% of the outstanding shares of common stock; they have no voting rights;
they have a cumulative dividend accruing

at the rate of 7%

per annum payable in cash or,

at OceanPal’s
election, in PIK shares; and they have a liquidation preference equal $1,000 per share. On December 15,
2022, we distributed the

Series D Preferred Shares

as non-cash dividend

to our shareholders of

record on
November 28, 2022.
On

February

8,

2023,

we

acquired

13,157

of

OceanPal’s

Series

D

Preferred

Shares

as

part

of

the
consideration

provided

to

us

for

the

acquisition

of
Melia
,

which

was

sold

to

OceanPal,

pursuant

to

a
Memorandum of Agreement

dated February 1,

2023, for $14.0

million. On February

22, 2023, we

declared
the distribution on

May 16, 2023 of

the 13,157 Series

D Preferred Shares

of OceanPal to our

shareholders
of record as

of April 24,

2023. The distribution

of the 13,157

Series D Preferred

Shares, or common

shares
issuable

upon

conversion

thereof

is

subject

to

there

being

an

effective

registration

statement

in

place
covering the distribution of the Series D Preferred Shares or common shares of OceanPal Inc.
Dividend income from the OceanPal preferred shares during 2022 amounted to $0.9 million.

OceanPal Inc. Non-Competition Agreement
We have entered into a non-competition agreement with OceanPal Inc. ("OceanPal"), dated November 2,
2021, pursuant to which we

granted to OceanPal (i) a

right of first refusal over any

opportunity available to
us

(or

any

of

our

subsidiaries)

to

acquire

or

charter-in

any

dry

bulk

vessel

that

is

larger

than

70,000
deadweight

tons

and

that

was

built

prior

to

2006

and

(ii)

a

right

of

first

refusal

over

any

employment
opportunity for

a dry bulk

vessel pursuant

to a spot

market charter

presented or

available to

us with respect
to

any

vessel

owned

or

chartered

in,

directly

or

indirectly,

by

us.

The

non-competition

agreement

also
prohibits

us

and

OceanPal

from

soliciting

each

other's

employees.

The

terms

of

the

non-competition
agreement provide that it

will terminate on the

date that (i) our

ownership of OceanPal’s equity

securities
represents less than

10% of total

outstanding voting power

and (ii)

we and

OceanPal share no

common
executive officers.
OceanPal Inc. Right of First Refusal
On November

2, 2021

we entered

into a

right of

first refusal

agreement with

OceanPal Inc.

pursuant to
which we granted OceanPal

Inc. a right of

first refusal over six

drybulk carriers owned

by us, as of

the date
of the agreement, and identified in the agreement. Pursuant to this right of first refusal,

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

vessel. As

of the

date of

the annual

report, OceanPal has
acquired two of the six vessels.
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
Chief Executive Officer, Mrs. Semiramis Paliou.
Steamship Shipbroking Enterprises Inc.
Steamship, an affiliated

entity that

was controlled by

our Chairman of

the Board, Mr.

Simeon Palios until
January 15, 2023 and our CEO Ms. Semiramis

Paliou thereafter, provides to us brokerage services for an
annual fee pursuant

to a

Brokerage Services

Agreement. In

2022, brokerage

fees amounted

to $3.3

million
and we paid

an additional amount

of $1.2 million

for commissions on

the sale and

purchases of vessels.
The terms

of this

relationship are

currently governed

by a

Brokerage Services

Agreement dated

July 1,
2022 due to expire on June 30, 2023.
Altair Travel Agency S.A.
Altair

Travel

Agency

S.A.,

or

Altair,

an

affiliated

entity

that

is

controlled

by

our

Chairman

of

the

Board,
Mr. Simeon Palios, provides us with travel related services.

Travel related expenses in 2022, amounted

to
$2.6 million.

Diana Wilhelmsen Management Limited
Diana Wilhelmsen

Management Limited,

or DWM,

is a

50/50 joint

venture which

provides management
services

to

certain

vessels

in

our

fleet

for

a

fixed

monthly

fee

and

commercial

services

charged

as

a
percentage

of

the

vessels’

gross

revenues.

Management

fees

in

2022

amounted

to

$0.5

million,
commissions on revenues

amounted to $0.2

million and management

fees capitalized amounted

to $0.3
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

Dividend Policy
Our board

of directors reviews

and amends our

dividend policy from

time to

time in

light of

our business
plans

and

other

factors. In

order

to

position

us

to

take

advantage

of

market

opportunities

in

a

then-
deteriorating

market,

our

board

of

directors,

beginning

with

the

fourth

quarter

of

2008,

suspended

our
common stock dividend. As a result of improving

market conditions in 2021, our board of directors

elected
to declare quarterly dividends with respect to the third quarter of 2021 until the fourth quarter of 2022, two special

noncash

dividends

and

its

intention to

declare

dividends of

$0.15 per

share for

each

quarter in
2023, as described in Item 4A. History and development of the Company.

The declaration and payment

of dividends will

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

333-
225964, including

any

subsequent

amendments

or

reports

filed

for

the

purpose

of

updating

such
description, provided that since the date of

that Registration Statement, (i) the number of

our outstanding
shares

of

common

stock

has

increased

to

106,437,232 as

of

March

27,

2023,

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

5.B for
a discussion of our loan facilities.
D.

Exchange Controls
Under

Marshall

Islands,

Panamanian,

Cypriot

and

Greek

law,

there

are

currently

no

restrictions on

the
export or import of

capital, including foreign exchange controls or restrictions that affect the remittance

of
dividends, interest or other payments to non-resident holders of our securities.
E.

Taxation
In the

opinion of

Seward & Kissel

LLP,

the following is

a discussion of

the material

Marshall Islands and
U.S. federal

income

tax

considerations

of

the

ownership

and

disposition

by

a

U.S. Holder

and

a

Non-
U.S. Holder,

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

2022,

approximately

3.0%

of

the

Company’s

shipping

income

was
attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 1.5%
of

the

Company’s

shipping

income

would

be

treated

as

derived

from

U.S. sources

for

the

year

ended
December 31, 2022. In

the absence of

exemption from U.S. federal income

tax under Section 883 of

the
Code, the Company

would have been

subject to a

4% tax on its

gross U.S. source

Shipping Income, equal
to $0.2 for the year ended December 31, 2022.

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

2022

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

2022 taxable

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

during the 2022 taxable year.

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
Based on Schedules 13D and 13G filings, during the 2022 taxable year,

less than 50% of the Company’s
common stock was owned by 5% Shareholders. Therefore, the

Company believes that it is not subject to
the 5% Override Rule

and thus has satisfied

the Publicly Traded Test for the 2022 taxable

year.

However,
there

can

be

no assurance

that the

Company will

continue

to

satisfy the

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

5%
Override Rule are onerous and there is no assurance the

Company will be able to satisfy them.
Based

on

the

foregoing,

the

Company

believes

that

it

satisfied

the

Publicly

Traded

Test

and

therefore
believes that it was exempt from U.S. federal income tax

under Section 883 of the Code, during the 2022
taxable year, and intends to take this position on its 2022 U.S. federal income tax returns.

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

2022

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

on a dollar-
for-dollar basis

and thereafter

as capital

gain. Because

the Company

is not

a U.S.

corporation,

U.S. Holders
that are corporations will generally not

be entitled to claim a dividends-received deduction with respect to
any distributions they receive from the Company.
Dividends paid to a

U.S. Holder which is

an individual, trust, or

estate, referred to herein

as a “U.S. Non-
Corporate

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally,

if the

Company were

to be

treated as

a PFIC

for any

taxable year,

a U.S.

Holder who

does not
make

either a

QEF

Election or

a Mark-to-Market

Election for

that

year,

whom

is

referred to

as a

“Non-
Electing Holder”, would be subject to special U.S.

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

I.

Subsidiary information
Not Applicable.
J.

Annual Report to Security Holders
We intend to submit any annual report provided to security holders in electronic format as an exhibit to a
current report on Form 6-K.

Item 11.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
We

are

exposed to

market risks

associated with

changes

in

interest rates

relating to

our

loan facilities,
according to which we pay interest at

LIBOR plus a margin; and as such increases

in interest rates could
affect

our

results

of

operations.

An

increase

of

1%

in

the

interest

rates

of

our

loan

facilities

bearing

a
variable interest

rate during

2022, could

have increased

our interest

cost from

$22.0 million

to $25.0

million.
As LIBOR will be discontinued on

June 30, 2023 and will be

replaced by the Secured Overnight Financing

Rate, or “SOFR”, or

any other alternative

rate, we may

face volatility in

applicable interest rates

among our
financing agreements and potential increased borrowing

costs, which could in turn have an adverse

effect
on our profitability,

earnings and cash flow.
We

will

continue

to

have

debt

outstanding,

which

could

impact

our

results

of

operations

and

financial
condition. We expect

to manage any

exposure in

interest rates through

our regular operating

and financing
activities and, when deemed appropriate, through the use of derivative financial instruments.

As of December 31,

2022, 2021 and

2020 and as

of the date

of this annual

report, we did

not and have

not
designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates
We generate all of our

revenues in U.S. dollars

but currently incur less

than half of our

operating expenses
(around 32% in 2022 and

around 33% in 2021) and

about half of our general

and administrative expenses
(around 45% in 2022 and around

50% in 2021) in currencies other

than the U.S. dollar, primarily the Euro.
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

2022

and

2021,

these

non-US

dollar

expenses

represented

12%

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
by the

Committee of

Sponsoring Organizations of

the Treadway

Commission (2013

Framework). Based
on

this

assessment,

management

has

determined

that

the

Company’s

internal

control

over

financial
reporting as of December 31, 2022 is effective.
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

Audit Committee, Mr. Kyriacos Riris
and

Mr.

Apostolos

Kontoyannis,

qualify

as

“Audit

Committee

financial

experts”

and

that

they

are

both
considered to be “independent” according to SEC rules.
Item 16B. Code of Ethics

We have

adopted a code of

ethics that applies to

officers, directors, employees

and agents. Our code

of
ethics is posted on our website,

http://www.dianashippinginc.com
, under “About Us—Code of Ethics” and
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

in 2022 and

2021 amounted to

€ 383,250 and

€ 372,750, or

approximately
$426,000 and

$437,000, respectively,

and relate to

audit services

provided in

connection with

timely AS
4105

reviews,

the

audit

of

our

consolidated

financial

statements

and

the

audit

of

internal

control

over
financial reporting.

b) Audit-Related Fees
Audit related fees

amounted to €

71,288, as compared

to €

112,000

in 2021 and

relate to audit

services
provided in connection with the Company’s filings with the SEC and OceanPal’s

Spin-off.

c) Tax Fees
During

2022

and

2021,

we

received

services

for

which

fees

amounted

to

$10,500

and

$11,000,
respectively, for the calculation of Earnings and Profits of the Company.
d) All Other Fees
None.
e) Audit Committee’s Pre-Approval Policies and Procedures

Our

Audit

Committee

is

responsible

for

the

appointment,

replacement,

compensation,

evaluation

and
oversight of the work

of our independent auditors. As

part of this responsibility,

the Audit Committee pre-
approves the audit

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
$100 million

of the

Company’s common

shares. The

plan does

not have

an expiration

date. As

of December
31, 2022 and

the date of

this report, there

is an outstanding

value of about

$66.3 million of

common shares
that can be repurchased under the plan. The shares purchased under this plan are presented in the table below:

Period
Total

number of
shares
purchased
Average price
paid per share
Total

number of
shares
purchased as
part of publicly
announced plans

or Programs
Maximum number (or
approximate Dollar
value) of shares that may
yet be purchased under
the plan
$70,083,734

June 2022
191,055

$4.66

$69,192,630

July 2022
628,945

$4.53

$66,342,500

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
4.33

Loan Agreement dated July 2018 with BNP Paribas (20)
4.34

Summary for Diana Shipping Inc. listing prospectus dated as of December 31, 2018 in respect of
9.50% USD 100,000,000 Senior Unsecured Callable Bond Issue 2018/2023 (20)
4.35

Securities Note dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior
Unsecured Callable Bond Issue 2018/2023 (20)
4.36

Registration Document dated as of December 3, 2018, in respect of 9.50% USD 100,000,000 Senior
Unsecured Callable Bond Issue 2018/2023 (20)
4.37

Loan Agreement dated March 2019 with DNB Bank ASA (20)
4.38
Loan Agreement dated June 2019 with ABN AMRO Bank N.V.(24)
4.39
Third Amendment Agreement dated December 2020 with DNB Bank ASA (24)
4.40
Loan Agreement dated May 2020 with ABN AMRO Bank N.V. (24)

4.41
Loan Agreement dated May 2020 with Nordea Bank Abp, filial i Norge(24)
4.42

Loan Agreement dated June 2020 with BNP Paribas(24)
4.43
Brokerage Services Agreement, dated July 1, 2020, by and between Diana Shipping Inc. and Diana
Enterprises Inc(24)
4.44
Loan Agreement dated May 2021 with ABN AMRO Bank N.V (25)
4.45:
Nordea Supplemental Agreement dated July, 29, 2021
**
4.46:
Nordea Loan Agreement dated September 30, 2022
**
4.47:
Right of First Refusal Agreement with OceanPal Inc.
**
4.48:
Amended and Restated Contribution and Conveyance Agreement with OceanPal Inc.
**
8.1
Subsidiaries of the Company**
11.1
Amended Code of Ethics (20)
12.1
Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
**
12.2
Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
**
13.1
Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**
13.2
Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**
15.1
Consent of Independent Registered Public Accounting Firm
**
101

The following materials

from the Company's

Annual Report on

Form 20-F for

the fiscal year

ended
December 31, 2022,

formatted in eXtensible

Business Reporting Language

(XBRL): (i) Consolidated
Balance Sheets as of December 31, 2022 and 2021; (ii) Consolidated Statements of Operations for
the

years

ended

December

31,

2022,

2021

and

2020;

(iii)

Consolidated

Statements

of
Comprehensive

Income/(Loss)

for

the

years

ended

December

31,

2022,

2021

and

2020;

(iv)
Consolidated Statements of Stockholders'

Equity for the years

ended December 31, 2022,

2021 and
2020; (v)

Consolidated Statements

of Cash

Flows for

the years

ended December

31, 2022,

2021 and
2020; and (v) the Notes to Consolidated Financial Statements
104

Cover Page Interactive Data File (formatted as Inline XBRL

and contained in Exhibit 101)

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
DIANA SHIPPING INC.
/s/ Ioannis Zafirakis

Ioannis Zafirakis
Chief Financial Officer

Dated: March 27, 2023

DIANA SHIPPING INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Report of Independent Registered Public Accounting Firm (PCAOB

ID:
1457
)

..................

F-2
Report of Independent Registered Public Accounting Firm

................................

................

F-4
Consolidated Balance Sheets as of December 31, 2022 and 2021

................................

...

F-6
Consolidated Statements of Operations for the years ended

December 31, 2022, 2021
and 2020 ................................

................................

................................

...........................

F-7
Consolidated Statements of Comprehensive Income/(Loss)

for the years ended
December 31, 2022, 2021 and 2020

................................

................................

..................

F-8
Consolidated Statements of Stockholders' Equity for the years ended December 31,
2022, 2021 and 2020

................................

................................

................................

.........

F-9
Consolidated Statements of Cash Flows for the years ended December

31, 2022, 2021
and 2020 ................................

................................

................................

...........................

F- 11
Notes to Consolidated Financial Statements................................

................................

......

F-13

Report of Independent Registered Public Accounting Firm
To

the Stockholders and the Board of Directors of Diana

Shipping Inc.
Opinion on the Financial Statements
We have

audited the

accompanying consolidated balance

sheets of

Diana Shipping

Inc. (the

Company)
as of

December 31,

2022 and

2021, the

related consolidated

statements of

operations, comprehensive
income/(loss), stockholders'

equity

and

cash

flows

for

each

of

the

three

years

in

the

period

ended
December

31,

2022,

and

the

related

notes (collectively

referred

to

as

the

“consolidated

financial
statements”). In

our opinion, the

consolidated financial statements

present fairly,

in all

material respects,
the financial

position of

the Company

at December

31, 2022

and 2021,

and the

results of

its operations
and its cash flows

for each of the

three years in the

period ended December 31, 2022,

in conformity with
U.S. generally accepted accounting principles.
We

also

have

audited,

in

accordance

with

the

standards

of

the

Public

Company

Accounting Oversight
Board (United

States) (PCAOB), the

Company's internal control

over financial

reporting as

of December
31, 2022, based on criteria

established in Internal Control-Integrated

Framework issued by the Committee
of Sponsoring Organizations of the Treadway

Commission (2013 framework) and our report dated March
27, 2023 expressed an unqualified opinion thereon.
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

regarding

the

amounts

and

disclosures

in

the

financial

statements.

Our

audits

also

included
evaluating

the

accounting

principles

used

and

significant

estimates

made

by

management,

as

well

as
evaluating

the

overall

presentation

of

the

financial

statements.

We

believe

that

our

audits

provide

a
reasonable basis for our opinion.
Critical Audit Matter
The

critical

audit

matter

communicated

below

is

a

matter

arising

from

the

current

period

audit

of

the
financial statements that was

communicated or required to

be communicated to the

audit committee and
that: (1) relates

to accounts or

disclosures that are

material to the

financial statements and

(2) involved our
especially challenging,

subjective

or complex

judgments. The

communication of

the

critical audit

matter
does not alter in any

way our opinion on the consolidated financial statements, taken as a whole, and we
are not, by communicating the critical audit

matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Recoverability assessment of vessels held and used
Description
of the matter
At

December

31,

2022,

the

carrying

value

of

the

Company’s

vessels

plus
unamortized deferred costs was $965,918 thousands. As discussed in

Note 2
(l) to the consolidated

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
methodology and model

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

Note

2

(l)

to

the

consolidated

financial
statements.
/s/
Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2004.
Athens, Greece

March 27, 2023

Report of Independent Registered Public Accounting Firm
To

the Stockholders and the Board of Directors of Diana

Shipping Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Diana

Shipping Inc.’s internal control over

financial reporting as of December

31, 2022,
based

on

criteria

established

in

Internal

Control—Integrated

Framework

issued

by

the

Committee

of
Sponsoring

Organizations

of

the

Treadway

Commission

(2013

framework)

(the

COSO

criteria).

In

our
opinion, Diana Shipping Inc.

(the Company) maintained, in

all material respects, effective

internal control
over financial reporting as of December 31, 2022, based on the COSO criteria.
We

also

have

audited,

in

accordance

with

the

standards

of

the

Public

Company

Accounting Oversight
Board

(United States)

(PCAOB), the

consolidated balance

sheets of

the

Company as

of

December 31,
2022

and

2021,

the

related

consolidated

statements

of

operations,

comprehensive

income/(loss),
stockholders’ equity and

cash flows for

each of the

three years in

the period ended

December 31, 2022,
and the related notes and our report dated March 27, 2023 expressed an unqualified opinion thereon.
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

March 27, 2023

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2022 2021
ASSETS
Current Assets
Cash and cash equivalents (Note 2(e)) $
76,428
$
110,288
Time deposits (Note 2(e))
46,500
-
Accounts receivable, trade (Note 2(f))
6,126
2,832
Due from related parties, net of provision for credit losses (Note 3(c) and 8(b))
216
952
Inventories (Note 2(g))
4,545
6,089
Prepaid expenses and other assets
6,749
5,484
Total Current Assets
140,564
125,645
Fixed Assets:
Advances for vessel acquisitions (Note 4)
24,123
16,287
Vessels, net (Note 4)
949,616
643,450
Property and equipment, net (Note 5)
22,963
22,842
Total fixed assets
996,702
682,579
Other Noncurrent Assets
Restricted cash, non-current (Note 6)
21,000
16,500
Equity method investments (Note 3(c))
506
-
Investments in related party (Note 3(f))
7,744
7,644
Other non-current assets
101
1,455
Deferred costs (Note 2(n))
16,302
8,127
Total Non-current Assets
1,042,355
716,305
Total Assets $
1,182,919
$
841,950
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt, net of deferred financing costs (Note 6) $
91,495
$
41,148
Current portion of finance liabilities, net of deferred financing costs (Note 7)
8,802
-
Accounts payable
11,242
9,777
Due to related parties (Note 3(a) and (c))
136
596
Accrued liabilities
12,134
7,878
Deferred revenue (Note 2(q))
7,758
5,732
Total Current Liabilities
131,567
65,131
Non-current Liabilities
Long-term debt, net of current portion and deferred financing costs (Note 6)
431,016
382,527
Finance liabilities, net of current portion and deferred financing costs (Note 7)
132,129
-
Other non-current liabilities
879
1,097
Total Noncurrent Liabilities
564,024
383,624
Commitments and contingencies (Note 8) - -
Stockholders' Equity
Preferred stock (Note 9)
26
26
Common stock, $
0.01

par value;
200,000,000

shares authorized and
102,653,619
and
84,672,258

issued and outstanding on December 31, 2022 and 2021,
respectively (Note 9)
1,027
847
Additional paid in capital
1,061,015
982,537
Accumulated other comprehensive income
253
71
Accumulated deficit
(574,993)
(590,286)
Total Stockholders' Equity
487,328
393,195

Total Liabilities and Stockholders' Equity
$
1,182,919
$
841,950
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF OPERATIONS
For the years ended December 31, 2022, 2021 and 2020
(Expressed in

thousands of

U.S. Dollars

– except for

share and

per share
data)
2022 2021 2020
REVENUES:
Time charter revenues (Note 2(q))
$
289,972
$
214,203
$
169,733
OPERATING EXPENSES
Voyage expenses (Notes 2(q)

and 10)
6,942
5,570
13,525
Vessel operating expenses

(Note 2(r))
72,033
74,756
85,847
Depreciation and amortization of deferred charges

(Note 2(m) and (n))
43,326
40,492
42,991
General and administrative expenses
29,367
29,192
32,778
Management fees to related party (Note 3(c))
511
1,432
2,017
Vessel impairment charges

(Note 2(l))
- -
104,395
(Gain)/loss on sale of vessels (Note 4)
(2,850)
(1,360)
1,085
Insurance recoveries (Note 8(a))
(1,789)
- -
Other operating (income)/loss
(265)
603
(230)
Operating income/(loss), total
$
142,697
$
63,518
$
(112,675)
OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 11)
(27,419)
(20,239)
(21,514)
Interest and other income
2,737
176
728
(Loss)/gain on extinguishment of debt
(435)
(980)
374
Gain on spin-off of OceanPal Inc. (Note 3(f)) -
15,252
-
Gain on dividend distribution (Note 3(f))
589
- -
Gain/(loss) from equity method investments (Note 3(c))
894
(333)
(1,110)
Total other expenses,

net
$
(23,634)
$
(6,124)
$
(21,522)
Net income/(loss)
$
119,063
$
57,394
$
(134,197)
Dividends on series B preferred shares (Notes 9(b) and
12)
(5,769)
(5,769)
(5,769)
Net income/(loss) attributable to common
stockholders
$
113,294
$
51,625
$
(139,966)
Earnings/(loss) per common share, basic

(Note 12)
$
1.42
$
0.64
$
(1.62)
Earnings/(loss) per common share, diluted

(Note
12)
$
1.36
$
0.61
$
(1.62)
Weighted average number of common shares
outstanding, basic

(Note 12)
80,061,040
81,121,781
86,143,556

Weighted average number of common shares
outstanding, diluted

(Note 12)
83,318,901
84,856,840
86,143,556

The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)
2022 2021 2020
Net income/(loss) $
119,063
$
57,394
$
(134,197)
Other comprehensive income/(loss) - Defined benefit
plan
182
2
(40)
Comprehensive income/(loss) $
119,245
$
57,396
$
(134,237)
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2022, 2021

and 2020
(Expressed in thousands of U.S. Dollars – except

for share data)
Preferred Stock
Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
Additional
Paid-in
Capital
Other
Comprehe
nsive
Income /
(Loss)
Accumulat
ed Deficit
Total

Equity # of Shares
Par
Valu
e
# of
Shares
Par
Valu
e
# of
Shares
Par
Valu
e # of Shares
Par
Value
BALANCE,
December 31, 2019
2,600,000
$
26
10,675
$ - - $ -
91,193,339
$
912
$
1,021,633
$
109
$
(452,616)
$
570,064
Net loss - - - - - - - - - - - - - - - - -
(134,197)
(134,197)
Issuance of
restricted stock and
compensation cost
(Note 9(h)) - - - - - -
2,200,000
22
10,489
- -
10,511
Stock repurchased
and retired (Note
9(e)) - - - - - -
(4,118,337)
(41)
(11,958)
- -
(11,999)
Dividends on series
B preferred stock
(Note 9(b)) - - - - - - - - - -
(5,769)
(5,769)
Other
comprehensive
loss - - - - - - - - -
(40)
-
(40)
BALANCE,
December 31, 2020
2,600,000
$
26
10,675
$ - - $ -
89,275,002
$
893
$
1,020,164
$
69
$
(592,582)
$
428,570
Net income - - - - - - - - - -
57,394
57,394
Issuance of Series
D Preferred Stock
(Note 9(d)) - - - -
400
- - -
254
- -
254
Issuance of
restricted stock and
compensation cost
(Note 9(h)) - - - - - -
8,260,000
83
7,359
- -
7,442
Stock repurchased
and retired (Note
9(e)) - - - - - -
(12,862,744)
(129)
(45,240)
- -
(45,369)
Dividends on series
B preferred stock
(Note 9(b)) - - - - - - - - - -
(5,769)
(5,769)
Dividends on
common stock
(Note 9(f)) - - - - - - - - - -
(8,820)
(8,820)
OceanPal Inc.
spinoff (Note 9(g)) - - - - - - - - - -
(40,509)
(40,509)
Other
comprehensive
income - - - - - - - - -
2
-
2

BALANCE,
December 31, 2021
2,600,000
$
26
10,675
$ -
400
$ -
84,672,258
$
847
$
982,537
$
71
$
(590,286)
$
393,195
Net income - - - - - - - - - -
119,063
119,063
Issuance of
restricted stock and
compensation cost
(Note 9(h)) - - - - - -
1,470,000
15
9,267
- -
9,282
Stock repurchased
and retired (Note
9(e)) - - - - - -
(820,000)
(8)
(3,791)
- -
(3,799)
Issuance of
common stock
(Note 9(e)) - - - - - -
877,581
9
5,313
- -
5,322
Issuance of
common stock for
vessel acquisitions
(Notes 4 and 9(e)) - - - - - -
16,453,780
164
67,689
- -
67,853
Dividends on series
B preferred stock
(Note 9(b)) - - - - - - - - - -
(5,769)
(5,769)
Dividends on
common stock
(Note 9(f)) - - - - - - - - - -
(79,812)
(79,812)
Dividends in kind
(Note 9(g)) - - - - - - - - - -
(18,189)
(18,189)
Other
comprehensive
income - - - - - - - - -
182
-
182
BALANCE,
December 31, 2022
2,600,000
$
26
10,675
$ -
400
$ -
102,653,619
$
1,027
$
1,061,015
$
253
$
(574,993)
$
487,328
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the years ended December 31, 2022, 2021

and 2020
(Expressed in thousands of U.S. Dollars)
2022 2021 2020

Cash Flows from Operating Activities:

Net income/(loss) $
119,063
$
57,394
$
(134,197)
Adjustments

to

reconcile

net

income/(loss)

to

cash

provided

by
operating activities
Depreciation and amortization of deferred charges
43,326
40,492
42,991
Asset Impairment loss (Note 2(l)) - -
104,395
Amortization of debt issuance costs (Note 11)
2,286
1,865
1,066
Compensation cost on restricted stock (Note 9(h))
9,282
7,442
10,511
Provision for credit loss and write offs (Note 2(z) and 3(c))
133
300
-
Dividend income (Note 3(f))
(100)
(69)
-
Pension and other postretirement benefits
182
2
(40)
(Gain)/loss on sale of vessels (Notes 4)
(2,850)
(1,360)
1,085
Gain on dividend distribution (Note 3(f))
(589)
- -
(Gain)/loss on extinguishment of debt (Note 6)
435
980
(374)
Gain on OceanPal spinoff (Note 3(f)) -
(15,252)
-
(Gain)/loss from equity method investments (Note 3(c))
(894)
333
1,110
(Increase) / Decrease
Accounts receivable, trade
(3,427)
1,568
2,627
Due from related parties
736
(56)
(1,173)
Inventories
1,768
(1,581)
809
Prepaid expenses and other assets
(1,265)
1,759
1,967
Other non-current assets
(16)
(1,177)
(252)
Increase / (Decrease)

Accounts payable, trade and other
1,465
1,219
(2,836)
Due to related parties
(72)
154
(31)
Accrued liabilities
3,956
(2,610)
(780)
Deferred revenue

2,026
2,890
310
Other non-current liabilities
(218)
(57)
168
Drydock cost
(16,368)
(4,531)
(10,122)
Net Cash Provided by Operating Activities $
158,859
$
89,705
$
17,234

Cash Flows from Investing Activities:

Payments to acquire vessels and vessel improvements (Note

4)
(230,302)
(17,393)
(6,001)
Proceeds from sale of vessels, net of expenses (Note

4)
4,372
33,731
15,623
Proceeds from sale of related party investment - -
1,500
Time deposits

(Note 2(e))
(46,500)
- -
Payments to joint venture (Note 3(c)) -
(375)
(500)
Investment in spun-off subsidiary (Note 3(f)) -
(1,000)
-
Payments to acquire furniture and fixtures (Note 5)
(667)
(1,600)
(138)
Net Cash Provided by/(Used in) Investing Activities $
(273,097)
$
13,363
$
10,484

Cash Flows from Financing Activities:

Proceeds from issuance of long-term debt and finance liabilities (Notes
6 and 7)
275,133
101,279
-
Proceeds from issuance of common stock, net of

expenses (Note 9(e))
5,266
- -
Proceeds from issuance of preferred stock, net

of expenses (Note 9(d))
-
254
-
Payments of dividends, preferred stock (Note 9(b))
(5,769)
(5,769)
(5,769)
Payments of dividends, common stock (Note 9(f))
(79,812)
(8,820)
-
Payments for repurchase of common stock (Note

9(e))
(3,799)
(45,369)
(11,999)
Payments of financing costs (Notes 6 and 7)
(3,302)
(7,594)
(567)
Repayments of long-term debt and finance liabilities

(Notes 6 and 7)
(102,839)
(93,170)
(54,762)
Net Cash Provided by / (Used in) Financing Activities $
84,878
$
(59,189)
$
(73,097)
Cash,

Cash

Equivalents

and

Restricted

Cash,

Period
Increase/(Decrease)
(29,360)
43,879
(45,379)
Cash, Cash Equivalents and Restricted Cash, Beginning

Balance
126,788
82,909
128,288
Cash, Cash Equivalents and Restricted Cash, Ending

Balance
$
97,428
$
126,788
$
82,909
RECONCILIATION OF CASH, CASH EQUIVALENTS AND
RESTRICTED CASH
Cash and cash equivalents $
76,428
$
110,288
62,909
Restricted cash, non-current
21,000
16,500
20,000

Cash, Cash Equivalents and Restricted Cash,

Total
$
97,428
$
126,788
$
82,909
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets (Note 4) $
136,038
$ - -
Non-cash debt assumed (Note 6)
20,571
- -
Stock issued in noncash financing activities (Note 4)
67,909
Transfer to investments (Note 4)
1,370
441
2,474
Non-cash finance liability (Note 7)
47,782
- -
Interest paid $
21,306
$
19,608
21,397
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.

Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI,
and

its

wholly owned

subsidiaries (collectively,

the

“Company”). DSI

was formed

on
March 8, 1999
,

as
Diana

Shipping

Investment

Corp.,

under

the

laws

of

the

Republic

of

Liberia.

In

February

2005,

the
Company’s

articles

of

incorporation

were

amended.

Under

the

amended

articles

of

incorporation,

the
Company

was

renamed

Diana

Shipping

Inc.

and

was

re-domiciled

from

the

Republic

of

Liberia

to

the
Republic of the Marshall Islands.
The Company

is engaged

in the ocean

transportation of

dry bulk

cargoes worldwide

through the ownership
and

bareboat charter

in of

dry bulk

carrier vessels.

The Company

operates its

own fleet

through Diana
Shipping Services

S.A. (or

“DSS”), a

wholly owned

subsidiary and

through Diana

Wilhelmsen Management
Limited, or

DWM, a
50
% owned

joint venture

(Note 3).

The fees

paid to

DSS are

eliminated in

consolidation.

The outbreak of war

between Russia and the

Ukraine has disrupted supply chains

and caused instability
in the

energy markets

and the

global economy,

which have

experienced significant volatility.

The United
States

and

the

European

Union,

among

other

countries,

have

announced

sanctions

against

Russia,
including sanctions targeting

the Russian oil

sector, among those a prohibition

on the import

of oil and

coal
from Russia to the United States.
As of December 31, 2022, and

during the year ended December 31, 2022, the

Company’s operations, or
counterparties, have not been significantly affected by the war in Ukraine and their implications, however, as volatility

continues it

is difficult

to predict

the long-term

impact on

the industry

and on

the Company’s
business and

it is possible

that in the

future third

parties with

whom the

Company has

or will

have contracts
may

be impacted

by such

events and

sanctions. The

Company is

constantly monitoring

the developing
situation,

as

well

as

its

charterers’

and

other

counterparties’

response

to

the

market

and

continuously
evaluates the

effect on

its operations.

As events

continue to

evolve and

additional information

becomes
available, the Company’s estimates may change in future periods.
2.

Significant Accounting Policies
a)

Principles

of

Consolidation
:

The

accompanying

consolidated

financial

statements

have

been
prepared in

accordance with

U.S. generally

accepted accounting

principles and

include the

accounts of
Diana Shipping Inc.

and its wholly

owned subsidiaries. All

intercompany balances and transactions

have
been

eliminated

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
Company had identified

it had variable interests

in DWM, as it

was considered that

all of its activities

either
involved

or

were

conducted

on

behalf

of

the

Company

and

its

related

parties

but

was

not

the

primary
beneficiary.

The

Company

has

reconsidered

this

initial

determination

and

determined

that

since

DWM

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

meets the definition of a

business and the Company does

not have any obligations

to absorb losses of

the
joint venture, DWM is

not a VIE.

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

included

in

other

operating

(income)/loss

in

the

accompanying

consolidated

statements

of
operations.

e)

Cash, Cash Equivalents and Time

Deposits:
The Company considers highly liquid investments
such as time deposits, certificates of deposit

and their equivalents with an original maturity of

up to about
three months to

be cash equivalents. Time

deposits with maturity above

three months are removed

from
cash and cash

equivalents and are

separately presented

as time deposits.

Restricted cash consists

mainly
of cash deposits required to be maintained at all times under the Company’s loan facilities (Note 6).
f)

Accounts Receivable, Trade:
The amount shown as accounts receivable, trade, at each

balance
sheet

date,

includes

receivables

from

charterers

for

hire

from

lease

agreements,

net

of

provisions

for
doubtful accounts, if any.

At each balance

sheet date, all potentially

uncollectible accounts are assessed
individually for

purposes of determining

the appropriate

provision for doubtful

accounts. As of

December
31, 2022

and 2021

there was
no

provision for

doubtful accounts.

The Company

does not

recognize interest
income on trade receivables as all balances are settled within a year.
g)

Inventories:
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

Cost is determined by the first in, first out
method. Amounts removed from inventory are also determined by the first in first out method. Inventories
may also consist of bunkers,

when on the balance sheet date,

a vessel is without employment. Bunkers,

if
any,

are also stated at

the lower of cost

or net realizable value and

cost is determined by

the first in, first
out method.

h)

Vessel

Cost
:

Vessels

are

stated

at

cost

which

consists

of

the

contract

price

and

any

material
expenses

incurred

upon

acquisition

or

during

construction.

Expenditures

for

conversions

and

major
improvements are also capitalized when they appreciably extend the life, increase the earning capacity or
improve

the

efficiency

or

safety

of

the

vessels;

otherwise,

these

amounts

are

charged

to

expense

as

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
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
j)

Sale and

leaseback:

In accordance

with ASC

842-40 in

a sale-leaseback

transaction where

the
sale of an asset and leaseback

of the same asset by

the seller is involved, the

Company, as seller-lessee,
should firstly determine whether the transfer of an asset shall be accounted for as a sale under ASC 606.
For a

sale to

have occurred,

the control

of the

asset would

need to

be transferred

to the

buyer and

the
buyer

would

need

to

obtain

substantially

all

the

benefits

from

the

use

of

the

asset.

As

per

the
aforementioned guidance, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the

asset, or other situations where the

leaseback would be classified as a
finance lease, are determined

to be failed sales under ASC

842-40. Consequently, the Company does not
derecognize the asset from

its balance sheet and accounts for

any amounts received under the

sale and
leaseback agreement as a financing arrangement.

k)

Property and equipment:

The Company owns the land

and building where its offices are located.
The Company also owns part of a plot acquired for

office use (Note 5).

Land is stated at cost and it is

not
subject

to

depreciation.

The

building

has

an

estimated

useful

life

of
55 years

with
no

residual

value.
Furniture,

office

equipment

and

vehicles

have

a

useful

life

of
5 years
,

except

for

a

car

owned

by

the
Company, which has a useful life of
10 years
. Computer software and hardware have a

useful life of
three
years
. Depreciation is calculated on a straight-line basis.
l)

Impairment

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
10
-year average of historical 1 year time charter
rates available

for each

type of

vessel over

the remaining

estimated life

of each

vessel, net

of commissions.
Historical

ten-year

blended

average

one-year

time

charter

rates

are

in

line

with

the

Company’s

overall
chartering strategy,

they reflect the

full operating history

of vessels of

the same type

and particulars with
the Company’s

operating fleet

and they

cover at

least a

full business

cycle, where

applicable. When the
10-year average of historical 1 year time charter rates is

not available for a type of vessels, the Company
uses the average of historical 1 year time charter rates

of the available period. Other assumptions used in
developing estimates of

future undiscounted cash

flow are charter

rates calculated for

the fixed days

using

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

the

fixed

charter

rate

of

each

vessel

from

existing

time

charters,

the

expected

outflows

for

scheduled
vessels’ maintenance; vessel

operating expenses; fleet

utilization, and the

vessels’ residual value

if sold
for scrap.

Assumptions are

in line

with the

Company’s historical

performance and

its expectations

for future
fleet

utilization

under

its

current

fleet

deployment

strategy.

This

calculation

is

then

compared

with

the
vessels’ net book

value plus unamortized deferred costs.

The difference between

the carrying amount of
the vessel plus

unamortized deferred costs

and their fair

value is recognized

in the Company's

accounts
as impairment loss.
The

Company’s

impairment

assessment

resulted

in

the
recognition of impairment

on

certain

vessels’
carrying value in 2020 amounting to $
104,395
.
No

impairment loss was identified or recorded in 2021 and
2022.
For property

and equipment,

the Company

determines undiscounted

projected net

operating cash

flows
by

considering

an

estimated

monthly

rent

the

Company

would

have

to

pay

in

order

to

lease

a

similar
property, during the useful

life of the

building.
No

impairment loss

was identified or

recorded for

2022, 2021
and 2020 and

the Company has

not identified any

other facts or

circumstances that

would require

the write
down of the value of its land or building in the near future.
m)

Vessel Depreciation:
Depreciation is computed using the straight-line method over the estimated useful life

of the

vessels, after

considering the

estimated salvage

(scrap) value.

Each vessel’s

salvage
value is equal

to the product

of its lightweight tonnage

and estimated scrap

rate. Management estimates
the useful life of

the Company’s vessels to

be
25 years

from the date of

initial delivery from the

shipyard.
Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.
n)

Deferred

Costs
:

The

Company

follows

the

deferral

method

of

accounting

for

dry-docking

and
special survey

costs whereby

actual costs

incurred are

deferred and

amortized on

a straight-line

basis over
the period

through the date

the next

survey is

scheduled to

become due. Unamortized

deferred costs of
vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss
in the year of the vessel’s sale (Note 4) or impairment.
o)

Financing Costs
: Fees paid for obtaining finance liabilities, fees paid to lenders for obtaining new loans,

new bonds, or refinancing existing ones

accounted as loan modification,

are deferred and recorded
as

a contra

to

debt. Other

fees

paid for

obtaining loan

facilities not

used at

the

balance sheet

date

are
deferred. Fees relating

to drawn loan

facilities are amortized

to interest and

finance costs over

the life of
the

related

debt

using

the

effective

interest method

and

fees

incurred for

loan

facilities

not

used at

the
balance

sheet

date

are

amortized

using

the

straight-line

method

according

to

their

availability

terms.
Unamortized fees relating to

loans or bonds repaid

or repurchased or

refinanced as debt

extinguishment
are

written

off

in

the

period

the

repayment,

prepayment,

repurchase

or

extinguishment

is

made

and
included in the determination of

gain/loss on debt extinguishment.

Loan commitment fees are

expensed

in
the period

incurred, unless

they relate

to loans

obtained to

finance vessels

under construction,

in which
case, they are capitalized to the vessels’ cost.
p)

Concentration of

Credit

Risk
:

Financial instruments,

which potentially

subject

the

Company to
significant

concentrations

of

credit

risk,

consist

principally

of

cash

and

trade

accounts

receivable.

The
Company

places

its

temporary

cash

investments,

consisting

mostly

of

deposits,

with

various

qualified
financial

institutions

and

performs

periodic

evaluations

of

the

relative

credit

standing

of

those

financial
institutions that

are considered

in the

Company’s investment

strategy.

The Company

limits its

credit risk
with accounts receivable

by performing ongoing credit

evaluations of its customers’

financial condition and

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

generally

does

not

require

collateral

for

its

accounts

receivable

and

does

not

have

any

agreements

to
mitigate credit risk.
q)

Accounting

for

Revenues

and

Expenses:
Revenues

are

generated

from

time

charter
agreements which contain

a lease as

they meet the

criteria of a

lease under ASC

842. Agreements with
the

same

charterer

are

accounted

for

as

separate

agreements

according

to

their

specific

terms

and
conditions. All

agreements contain

a minimum

non-cancellable

period and

an extension

period at

the option
of the

charterer. Each

lease

term is

assessed at

the inception

of that

lease. Under

a time

charter agreement,
the charterer pays a daily hire

for the use of the vessel

and reimburses the owner for

hold cleanings, extra
insurance premiums for navigating in

restricted areas and damages

caused by the charterers. Revenues
from time charter

agreements providing

for varying annual

rates are accounted

for as operating

leases and
thus recognized

on a

straight-line basis

over the

non-cancellable rental

periods of

such agreements,

as
service is performed.

The charterer

pays to third

parties port, canal

and bunkers

consumed during

the term
of the

time charter

agreement, unless

they are

for the

account of

the owner,

in which

case, they

are included
in

voyage

expenses. Voyage

expenses

also

include commissions

on

time

charter

revenue

(paid to

the
charterers,

the

brokers

and

the

managers)

and

gain

or

loss

from

bunkers

resulting

mainly

from

the
difference in

the value

of bunkers

paid by

the Company

when the

vessel is

redelivered to

the Company
from the

charterer under

the vessel’s

previous time

charter agreement

and the

value of

bunkers sold

by
the Company when the vessel is delivered to a new charterer (Note 10). Under a time charter agreement, the owner pays

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

component,

as

the

Company

has
assessed that

more

value is

ascribed to

the

vessel rather

than

to the

services provided

under the

time
charter contracts.

In time

charter agreements

apart from

the agreed

hire rate,

the Company

may be

entitled
to an

additional income,

such as

ballast bonus.

Ballast bonus

is paid

by charterers

for repositioning

the
vessel. The

Company analyzes

terms of

each contract

to assess

whether income

from ballast

bonus is
accounted together

with the

lease component

over the

duration of

the charter

or as

service component
under

ASC 606.

Deferred

revenue

includes cash

received

prior

to

the

balance sheet

date

for

which all
criteria to recognize as revenue have not been met.
r)

Repairs and Maintenance:

All repair and maintenance expenses

including underwater inspection
expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.
s)

Earnings / (loss)

per Common Share:

Basic earnings /

(loss) per common

share are computed
by

dividing

net

income

/

(loss)

available

to

common

stockholders

by

the

weighted

average

number

of
common

shares

outstanding

during

the

year.

Shares

issuable

at

little

or

no

cash

consideration

upon
satisfaction

of

certain

conditions,

are

considered

outstanding

and

included

in

the

computation

of

basic
earnings/(loss) per share

as of the date

that all necessary

conditions have been

satisfied. Diluted earnings
per common

share, reflects the

potential dilution that

could occur

if securities or

other contracts to

issue
common stock were exercised.

t)

Segmental Reporting:
The Company

engages in

the operation

of dry-bulk

vessels which

has been
identified

as

one

reportable

segment.

The

operation

of

the

vessels

is

the

main

source

of

revenue
generation, the services

provided by the

vessels are similar

and they all

operate

under the same

economic
environment.

Additionally, the vessels

do not

operate in

specific geographic

areas, as

they trade

worldwide;
they do

not trade in

specific trade routes,

as their trading

(route and cargo)

is dictated by

the charterers;

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

and the Company does not evaluate the operating

results for each type of dry bulk vessels

(i.e. Panamax,
Capesize etc.)

for the

purpose of

making decisions

about allocating

resources and

assessing performance.
u)

Fair Value Measurements
: The Company classifies and discloses its assets and liabilities carried
at fair value in

one of the

following categories: Level

1: Quoted market

prices in active

markets for identical
assets or liabilities;

Level 2: Observable

market-based inputs or

unobservable inputs that

are corroborated
by market data; Level 3: Unobservable inputs that are not corroborated by market data.
v)

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

service

unless

the

board

of

directors

determines

otherwise.
Forfeitures of

awards are

accounted for

when and

if they

occur.

If an

equity award

is modified

after the
grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

w)

Equity method

investments:

Investments in

common stock

in entities

over which

the Company
exercises

significant

influence but

does

not

exercise control

are

accounted for

by

the

equity method

of
accounting. Under this method, the Company

records such an investment at cost and adjusts

the carrying
amount for

its share

of the

earnings or

losses of

the entity

subsequent to

the date

of investment

and reports
the recognized earnings

or losses in income.

Dividends received, if

any, reduce the carrying amount of

the
investment. When the

carrying value of

an equity method

investment is

reduced to zero

because of losses,
the

Company

does

not

provide

for

additional

losses

unless

it

is

committed

to

provide

further

financial
support to

the investee. As

of December 31,

2021, the Company’s

investment in DWM

is classified as

a
liability because the Company absorbed such losses (Note 3(c)). The Company also evaluates whether a loss in value of an investment that is

other than a temporary decline should be recognized. Evidence of a loss in

value might

include absence

of an

ability to

recover the

carrying amount

of the

investment or

inability
of the investee to sustain an earnings capacity that would

justify the carrying amount of the investment.
x)

Going concern:
Management evaluates, at each

reporting period, whether

there are conditions or
events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.
y)

Shares

repurchased

and

retired:
The

Company’s

shares

repurchased

for

retirement,

are
immediately cancelled and the Company’s share capital is accordingly reduced. Any excess of the cost of
the shares

over their

par value is

allocated in additional

paid-in capital,

in accordance

with ASC 505-30-
30, Treasury Stock.

z)

Financial Instruments,

credit losses
: At each

reporting date, the

Company evaluates its

financial
assets individually for credit

losses and presents such

assets in the

net amount expected to

be collected
on such financial asset. When financial assets present similar risk characteristics, these are evaluated on
a

collective

basis.

When

developing

an

estimate

of

expected

credit

losses,

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

3(c) and

8(b))
and determined that part of the amount may not be recoverable.

As a result, the Company recorded as of
December 31, 2021, an allowance for

credit losses amounting to $
300
, based on probability of default

as
there

was

no

previous

loss

record.

The

allowance

for

credit

losses

was

included

in

“Other

operating

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(income)/loss”

in

the

2021

accompanying

consolidated

statements

of

operations.

The

allowance

was
reversed

in

2022

as

the

full

amount

was

recovered

and

its

reversal

is

included

in

“Other

operating
(income)/loss” in

the

2022 accompanying

consolidated statements

of

operations.
No

credit

losses were
identified and recorded in 2020 and 2022.
aa)

Financial

Instruments,

Recognition

and

Measurement:
According

to

ASC

321-10-35-2,

the
Company has

elected to

measure equity

securities without

a readily

determinable fair

value, that

do not
qualify for

the practical

expedient in

ASC 820
Fair Value Measurement
to estimate

fair value

using the

NAV
per share (or

its equivalent),

at its cost

minus impairment,

if any. If the Company

identifies observable

price
changes in orderly

transactions for

the identical or

a similar investment

of the same

issuer, it shall measure
equity securities at fair value as

of the date that the observable transaction occurred.

The Company shall
continue to

apply this

measurement until

the investment

does not

qualify to

be measured

in accordance
with

this

paragraph.

At

each

reporting

period,

the

Company

reassesses

whether

an

equity

investment
without a readily determinable fair value qualifies to

be measured in accordance with this paragraph. The
Company may

subsequently elect to

measure equity

securities at fair

value and

the election to

measure
securities at

fair value

shall be

irrevocable. Any

resulting gains

or losses on

the securities

for which

that
election is

made shall

be recorded

in earnings

at the

time

of the

election. At

each reporting

period, the
Company also evaluates indicators such

as the investee’s performance and

its ability to continue as

going
concern

and

market

conditions,

to

determine

whether

an

investment

is

impaired

in

which

case,

the
Company will estimate the fair value of the investment to determine the amount of the impairment loss.
ab)

Non-monetary transactions

and spinoffs:
Non-monetary transactions

are recorded

based on

the
fair values of

the assets (or

services) involved unless the

fair value of

neither the asset received,

nor the
asset relinquished is determinable

within reasonable limits. Also, under

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
and

would

be

clearly

realizable

to

the

distributing

entity

in

an

outright

sale

at

or

near

the

time

of

the
distribution, and

the spinor

recognizes a

gain or

loss for

the difference

between the

fair value

and book
value of the

spinee. A transaction

is considered pro

rata if

each owner receives

an ownership interest

in
the transferee in proportion to

its existing ownership interest in

the transferor (even if the

transferor retains
an ownership interest

in the transferee).

In accordance with

ASC 805 Business

Combinations: Clarifying
the Definition of a

Business, if substantially all of

the fair value of

the gross assets distributed

in a spinoff
are concentrated in

a single identifiable

asset or group

of similar identifiable assets,

then the spinoff

of a
consolidated subsidiary

does not

meet the

definition of

a business

(Note 3(f)).

Other nonreciprocal

transfers
of nonmonetary assets to owners are accounted for at fair value if the fair value of the nonmonetary asset
distributed is objectively measurable and would be clearly

realizable to the distributing entity in an outright
sale at or near the time of the distribution.
ac)

Contracts in

entity’s equity:

Under ASC

815-40 contracts that

require settlement

in shares

are
considered equity

instruments, unless

an event

that

is not

in the

entity’s

control would

require net

cash
settlement.

Additionally,

the

entity

should

have

sufficient

authorized

and

unissued

shares,

the

contract
contains an explicit

share limit, there

is no requirement

to net cash

settle the contract

in the event

the entity
fails

to make

timely filings with

the

Securities and

Exchange Commission

(SEC) and

there are

no cash
settled top-off

or make-whole provisions.

The Company follows

the provision of

ASC 480 “Distinguishing
Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the warrants issued should be classified as permanent equity, temporary equity or liability. The Company has determined that
warrants are

free standing

instruments and

are out

of scope

of ASC

480 and

meet all

criteria for

equity
classification.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
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

or Industry Subtopic. An
entity may elect to apply

the amendments in this

Update to eligible hedging

relationships existing as of

the
beginning

of

the

interim

period

that

includes

March

12,

2020

and

to

new

eligible

hedging

relationships
entered into

after the

beginning of

the interim

period that

includes March

12, 2020.

An entity

may elect
certain

optional

expedients

for

hedging

relationships

that

exist

as

of

December

31,

2022

and

maintain
those optional

expedients through

the end

of the

hedging relationship.

In December

2022, the

FASB issued
ASU No. 2022-06, Deferral of

the Sunset Date of Reference

Rate Reform (Topic 848). Topic

848 provides
optional

expedients

and

exceptions

for

applying GAAP

to

transactions

affected

by

reference

rate

(e.g.,
LIBOR)

reform

if

certain

criteria

are

met,

for

a

limited

period

of

time

to

ease

the

potential

burden

in
accounting for

(or recognizing

the effects of)

reference rate

reform on

financial reporting.

The ASU

deferred
the sunset date of

Topic

848 from December 31,

2022 to December 31,

2024. The Company is

exposed
to LIBOR and

LIBOR changes under its

loan agreements with

several banks.

As of December

31, 2022,
the Company

used

LIBOR and will

continue to

use LIBOR

until it

is discontinued or

replaced by

another
rate to be

agreed with the

related banks. During

2022, the Company

entered into a

new loan agreement
and elected to use term SOFR as a

replacement for LIBOR and it is probable

that it will use the same rate
when the agreements

under LIBOR

are modified.

The Company

does not

expect that

the change of

LIBOR
to term SOFR will have a significant impact in its results of operations and cash flows.
3.

Transactions with related parties
a)

Altair Travel Agency S.A. (“Altair”):

The Company uses the

services of an affiliated

travel agent,
Altair, which

is controlled by the Company’s

Chairman of the Board. Travel

expenses for 2022, 2021 and
2020 amounted to $
2,644
, $
2,210

and $
1,854
, respectively, and are mainly included in “Vessels, net book value”,

“Vessel

operating

expenses”

and

“General

and

administrative

expenses”

in

the

accompanying
consolidated

financial

statements.

As

of

December

31,

2022

and

2021,

an

amount

of

$
136

and

$
138
,
respectively,

was

payable

to

Altair

and

is

included

in

“Due

to

related

parties”

in

the

accompanying
consolidated balance sheets.

b)

Steamship Shipbroking Enterprises Inc. or

Steamship:

Steamship is a company controlled by
the Company’s

Chairman of the

Board which provides

brokerage services to

DSI for a

fixed monthly fee
plus commission on

the sale of

vessels, pursuant

to a Brokerage

Services Agreement.

For 2022, 2021

and
2020 brokerage fees amounted to $
3,309
, $
3,309

and $
2,653
, respectively,

and are included in “General
and administrative

expenses” in

the accompanying

consolidated statements

of operations.

For 2022,

2021,
and

2020,

commissions

on

the

sale

and

purchase

of

vessels

amounted

to

$
1,219
,

$
712

and

$
576
,
respectively and are included

in the calculation of

impairment charge when the

vessels were recorded at
fair value

less cost

to sell,

or the

gain/loss on

the sale

of vessels.

As of

December 31,

2022 and

2021,
there was
no

amount due to Steamship.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

c)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI, and

Wilhelmsen Ship Management

Holding AS, an
unaffiliated third party,

each holding
50
% of DWM.

The DWM office

is located in

Athens, Greece. During
2021 and 2020, each
50
% shareholder of DWM

contributed an amount of

$
375

and $
500
, respectively, as
additional investment to DWM. As of December 31, 2022, the investment in DWM amounted to $
506

and
is separately presented

in “Equity method investments” in the

accompanying 2022 consolidated balance
sheet

and as

of

December 31,

2021, the

investment in

DWM

was a

liability amounting

to

$
388

and is
included in

“Due to

related parties”

in the

accompanying 2021

consolidated balance

sheet. In

2022, the
investment

in

DWM

resulted

in

gain

of

$
894
,

and

in

2021

and

in

2020,

resulted

in

a

loss

of

$
333

and
$
1,110
,

respectively,

included

in

“Gain/(loss)

from

equity

method

investments”

in

the

accompanying
consolidated statements of operations.
From October

8, 2019

until May 24,

2021, DSS outsourced

the management of

certain vessels to

DWM
for

which

DSS

was

paying

a

fixed

monthly

fee

per

vessel

and

a

percentage

of

those

vessels’

gross
revenues.

On

May

24,

2021,

the

management

of

the

same

vessels

was

transferred

to

DWM

directly,
whereas the vessel

owning companies of

these vessels entered

into new management

agreements with
DWM under

which they pay

a fixed monthly

fee and

a percentage of

their gross revenues.

Management
fees paid to

DWM in

2022, 2021 and

2020 amounted to

$
511
, $
1,432

and $
2,017
, respectively,

and are
separately presented

as “Management

fees to related

party” in

the accompanying

consolidated statements
of

operations.

Additionally,

in

2022,

the

Company

paid

to

DWM

management

fees

amounting to

$
272
,
included

in

“Advances

for

vessel

acquisitions”

and

“Vessels,

net”,

relating

to

the

management

of
four
Ultramax vessels the Company assigned

to DWM with new management

agreements and incurred during
the predelivery period of the vessels.

Commissions for 2022, 2021 and

2020 amounted to $
162
, $
200

and
$
353
, respectively, and are

included in

“Voyage expenses”

(Note 10).

As of

December 31, 2022

and 2021,
there

was

an

amount

of

$
216

and

$
952

due

from

DWM,

included

in

“Due

from

related

parties”

in

the
accompanying consolidated balance sheets (Note

8(b)). As of

December 31, 2021, the

amount due from
related parties includes a provision of

$
300

for credit losses (Note 2

(z)), which in 2022 was reversed,

as
the due amount was collected.
d)

Series D Preferred

Stock
: On June 22,

2021, the Company

issued
400

shares Series D

Preferred
Stock, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou for an aggregate purchase price of $
254

net of expenses (Note 9).
e)

Sale and

purchase of Bond

by executives
: On

June 22,

2021, entities affiliated

with executive
officers

and directors

of the

Company sold

their bonds

of the

Company’s 9.5%

Senior Unsecured

Bond
and

participated in

the

8.375% Senior

Unsecured Bond

with an

aggregate principal

amount

of

$
21,000
(Note 6).
f)

OceanPal Inc.,

or OceanPal:

in November

2021, the

Company entered

into a

Contribution and
Conveyance

agreement

with

its

wholly

owned

subsidiary

OceanPal,

to

contribute

to

it
three

of

its
shipowning subsidiaries

and working

capital of

$
1,000

in exchange

for
500,000

of OceanPaI's

Series B
Preferred Shares;
10,000

of OceanPal's Series

C Convertible Preferred

Shares; and
100
% of the common
shares of

OceanPal to

be issued

and outstanding

on the

spinoff with

cancellation

of the

existing outstanding
common shares. On

November 29, 2021, the

Company completed a pro

rata distribution of the

common
stock of

OceanPal to the

Company’s stockholders of

record as

of the close

of business on

November 3,
2021. Each of the

Company’s stockholders received one

share of OceanPal Inc.

common stock for each
ten shares of the Company’s common stock held as of the close of business on November 3, 2021. As of
December

31,

2021,

the

Company

evaluated

OceanPal’s

spinoff

and

concluded

that

it

was

a

pro

rata
distribution to the

owners of the

Company of

shares of a

consolidated subsidiary that

does not meet

the
definition

of

a

business

under

ASC

805

Business

Combinations,

as

the

fair

value

of

the

gross

assets

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

contributed

to

OceanPal

was

concentrated

in

a

group

of

similar

identifiable

assets,

the

vessels.

The
Company

also

assessed

that

the

fair

value

of

the

nonmonetary

assets

transferred

to

OceanPal

was
objectively measurable and clearly realizable to the transferor in an outright sale at or near the time of the distribution. The spinoff

was measured at

fair value and

a gain of

$
15,252
, being the

difference between
the

fair

value

and

book

value

of

the

OceanPal,

was

recognized

and

separately

presented

as

“Gain

on
spinoff of OceanPal Inc.” in the accompanying consolidated statements of operations.

The fair value of

the assets contributed,

amounting to $
48,084

less the fair

value of
500,000

of OceanPal’s
Series B

Preferred Shares

and
10,000

of OceanPal’s

Series C

Convertible Preferred

Shares, issued

by
OceanPal to Diana in

connection with the transaction,

amounting to $
7,575
, was recorded as

dividend in
the Company’s consolidated

statement of

stockholders’ equity

for the year

ended December

31, 2021.

The
fair

value

of

the

vessels

was

measured

on

the

date

of

the

spinoff,

on

November

29,

2021,

and

was
determined

through

Level

2

inputs

of

the

fair

value

hierarchy

by

taking

into

consideration

third

party
valuations which were based on

the last done deals of sale

of vessels, on a charter

free basis, with similar
characteristics, such

as type,

size and

age at

the specific

dates. The

fair value

of the

remaining assets
contributed approximated their carrying value.

Since

the

spinoff,

the

Company

is

the

holder

of

Series

B

Preferred

Shares

and

Series

C

Convertible
Preferred Shares of OceanPal,

or together the

“OceanPal Shares”. Series B

Preferred Shares entitle the
holder

to
2,000

votes

on

all

matters

submitted

to

vote

of

the

stockholders

of

the

Company,

provided
however, that the total

number of

votes shall

not exceed
34
% of the

total number of

votes, provided

further,
that the total number of votes entitled to vote, including common stock or any other voting security,

would
not exceed
49
% of the total number of votes.

Series

C

Preferred

Shares

do

not

have

voting

rights

unless

related

to

amendments

of

the

Articles

of
Incorporation that adversely alter

the preference, powers or

rights of the

Series C Preferred

Shares or to
issue Parity

Stock or

create or

issue Senior

Stock. Series

C Preferred

Shares

have become

convertible
into common stock

at the Company’s

option since the

first anniversary of the

issue date, at

a conversion
price

equal

to

the

lesser

of

$
6.5

and

the

10-trading day

trailing

VWAP

of

OceanPal’s

common

shares,
subject

to

adjustments.

Additionally,

Series

C

Preferred

Shares

have

a

cumulative

preferred

dividend
accruing

at

the

rate

of
8
%

per

annum,

payable

in

cash

or,

at

OceanPal’s

election,

in

kind

and

has

a
liquidation preference

equal to

the

stated value

of

$
10,000
.

As there

was no

observable market

for the
OceanPal Shares,

at the

spinoff the

Series B

Preferred Shares

were recorded

at their

par value,

or $
5
,
which the Company

assessed was the

fair value, and

Series C Preferred

Shares were recorded

at $
7,570
,
being the

fair value of

the shares determined

through Level 2

inputs of the

fair value hierarchy

by taking
into consideration a

third party

valuation based on

the income approach,

taking into

account the present
value of the future cash flows the Company expects to receive from holding the equity instrument.
During

2022

and

for

the

period

from

the

spinoff

to

December

31,

2021,

the

Company

assessed

the
existence of

an observable

market for

the OceanPal

Shares, the

existence of

observable price

changes
for identical or similar investments of the same issuer and the existence of any indications for impairment.
As per the Company’s assessment no such have been identified as of

December 31, 2022 and 2021 and
for

the

periods

then

ended

and

the

investments

continued

to

qualify

to

be

measured

at

cost.

As

of
December 31, 2022 and

2021, the aggregate value

of investments without

readily determinable fair

values
amounted to $
7,744

and $
7,644
, respectively, including accrued dividends of $
169

and $
69
, respectively,
and are separately presented as “Investments

in related party” in the accompanying

consolidated balance
sheets. Additionally, as of December 31, 2021, an amount of $
70

was due to OceanPal, as a result of the
spinoff,

included in “Due to related parties”,

which was settled in 2022.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On September 20, 2022, OceanPal issued
25,000

Series D Preferred Shares, par value $
0.01

per share,
as part

of the

consideration provided to

the Company for

the acquisition of

Baltimore, which

was sold to
OceanPal,

pursuant

to

a

Memorandum

of

Agreement

dated

June

13,

2022,

for

$
22,000

before
commissions, of

which $
4,400

was in

cash and

the balance

of

$
17,600

through the

Series D

Preferred
shares (Note 4). The

Company has initially

measured its investments

on Series D preferred

shares at their
fair value on their

issuance date on September

20, 2022 and has

elected to subsequently measure such
investments in accordance

with the paragraph

ASC 321-10-35-2 (Note

2(aa)). The fair value

of Series D
Preferred Shares, of $
17,600
, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration

a third-party valuation

which was

based on the

income approach,

taking into account

the
present value of the future cash flows

the Company expects to receive

from holding the equity instrument.
The

shares

are

convertible

into

common

stock

at

the

Company’s

option,

provided

however

that

the
Company would not

beneficially own greater than
49
% of

the outstanding shares

of common stock;

they
have no

voting rights; they

have a

cumulative dividend accruing

at the

rate of
7
% per

annum payable in
cash or,

at OceanPal’s

election, in

PIK shares

(Series D

Preferred shares issued

to the

holder in

lieu of
cash

dividends);

and

they

have

a

liquidation

preference

equal

$
1,000

per

share.

From

the

date

of

the
acquisition

of

the

investment

in

Series

D

preferred

shares

and

up

to

the

date

of

its

distribution

to

the
Company's

shareholders

(see

discussion

below),

the

Company

did

not

identify

any

indications

for
impairment or any observable prices for identical or similar investments of the same issuer.

On December 15, 2022, the Company distributed those shares as non-cash dividend (dividend in kind) to its shareholders

of record

on November

28, 2022.

The shareholders

had the

option to

receive Series

D
Preferred Shares

or

common shares

of OceanPal

at

the

conversion rate

determined before

distribution
according to

the terms

of the

designation statement.

The Company’s

shareholders received
72,011,457
common

shares

of

OceanPal,

and
9,172

Series

D

Preferred

Shares.

The

Company

accounted

for

the
transaction as

a nonreciprocal

transfer with

its owners

in accordance

with ASC

845 and

measured their
fair

value

on

the

date

of

declaration

at

$
18,189
.

The

fair

value

of

the

Series

D

Preferred

Shares

was
determined through

Level 2

inputs of

the fair

value hierarchy,

by using

the income

approach, taking into
account

the

present

value

of

the

future

cash

flows,

the

holder

of

shares

would

expect

to

receive

from
holding the equity

instrument. This

resulted in gain

of $
589
, being the

difference between the

fair value and
the carrying value

of the investment and

is separately presented as

“Gain on dividend

distribution”

in the
accompanying consolidated statements of operations.
During 2022 and 2021, dividend

income deriving from the Company’s investments

in OceanPal amounted
to $
917

and $
69
, respectively.
4.

Advances for vessel acquisitions and Vessels, net
Advances for Vessel Acquisitions
As of December 31, 2022 and 2021, advances for vessel acquisitions amounted to $
24,123

and $
16,287
,
respectively, and related to advances paid and predelivery

costs incurred for the acquisition

of the vessels
described

below.

As

of

December

31,

2022,

an

amount

of

$
20,571

included

in

advances

for

vessels
acquisitions was held at an escrow account of the designated escrow agent and were the funds borrowed
for the acquisition of one vessel which was delivered to the Company in

January 2023 (Note 15).
Vessel Acquisitions
On July

15, 2021

the Company

signed, through a

separate wholly

owned subsidiary,

a Memorandum

of
Agreement to acquire from an unaffiliated third party,

the 2011 built Kamsarmax dry bulk vessel
Leonidas
P.C.
, for

a purchase

price of

$
22,000
. The

Company paid

an advance

of $
4,400
, being
20
% of

the purchase

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

price, included

in Advances

for vessel acquisitions,

in the accompanying

2021 consolidated

balance sheet.
The balance

of the

purchase price

was paid

on the

vessel’s delivery

on February

16, 2022,

and the

advance
and predelivery costs

were transferred to

Vessels. The

Company incurred $
927

of additional predelivery
expenses.
On December 3,

2021, the Company

signed, through

a separate wholly

owned subsidiary, a Memorandum
of Agreement to acquire from an unaffiliated third party, the Capesize dry bulk vessel Florida,

being under
construction,

for

a

purchase

price

of

$
59,275
.

The

Company

paid

an

amount

of

$
11,855
,

being
20
%
advance of

the purchase

price included

in Advances

for vessel

acquisitions, in

the accompanying

2021
consolidated balance sheet.

The balance of

the purchase price

was paid on

the vessel’s delivery

on March
29,

2022

and

the

advance

and

predelivery

costs

were

transferred

to

Vessels.

The

Company

incurred
$
1,504

of additional predelivery expenses.
On August 10,

2022, the Company

entered into a

master agreement with

Sea Trade Holdings Inc.

(or “Sea
Trade”),

an unaffiliated

third party,

to acquire

nine Ultramax

vessels for

an aggregate

purchase price

of
$
330,000
, of

which $
220,000

would be

paid in

cash and

$
110,000

through an

aggregate of
18,487,393
newly issued common shares

of the Company,

issuable on the delivery of

each vessel. In addition to

the
master agreement, in

August 2022, the

Company entered into
nine

separate memoranda of

agreement for
the

acquisition

of

each

vessel

and

issued

nine

warrants

to

Sea

Trade,

for

the

issuance

of

the

shares,
exercisable

on

the

delivery

date

of

each

vessel.

During

the

fourth

quarter

of

2022,

the

Company

took
delivery of
eight

vessels for an aggregate value of $
263,719
, of which $
67,909

was the value of the newly
issued common shares (Notes 9 and 14) and $
4,364

of additional predelivery expenses. The value of the
shares was determined

based on the

closing price of

the Company’s common

stock on the

date of delivery
of each

vessel, which

was also the

date of issuance,

determined through Level

1 inputs of

the fair

value
hierarchy.

Also, as of

December 31, 2022,

an amount

of $
24,123

was presented in

Advances for vessel
acquisitions

being

part

of

the

purchase

price

for

the

acquisition

of

the

ninth

vessel,

and

additional
predelivery expenses, amounting to $
169

(Note 15).
Vessel Disposals
On March

16, 2021,

the Company

through a

separate wholly

owned subsidiary

entered into

a Memorandum
of

Agreement

to

sell

to

an

unaffiliated

third

party

the

vessel
Naias
,

for

a

sale

price

of

$
11,250

before
commissions. At the date of the agreement to sell the vessel, the vessel was measured at the lower of its
carrying amount

or fair

value (sale

price) less

costs to

sell, which

was the

vessel’s carrying value

at $
9,010
,
and was classified in current assets as vessel held for sale,

according to the provisions of ASC 360, as all
criteria required

for this

classification were

met. The

vessel was

delivered to

the buyer

on July

30, 2021
and the sale

of the vessel

resulted in gain

amounting to $
1,564
, included in

“(Gain)/loss on sale

of vessels”
in the consolidated statement of operations.

On June 13,

2022, the Company

through a separate

wholly owned subsidiary

entered into a

Memorandum
of Agreement

to sell

to OceanPal,

the vessel
Baltimore
, for

a sale

price of

$
22,000

before commissions
(Note

3

(f)).

On

the

date

of

the

agreement, the

vessel

was

classified

as

held

for

sale

according

to

the
provisions of ASC 360, as all criteria required for this classification were met, at carrying value of $
16,722
and unamortized deferred costs of $
41
, measured at the lower of carrying value

and fair value (sale price)
less costs to sell. The vessel

was delivered to OceanPal on September 20,

2022 and the sale resulted in
gain

amounting to

$
2,850
,

included in

“(Gain)/loss

on

sale

of

vessels” in

the

consolidated statement

of
operations.
The amounts reflected in Vessels, net in

the accompanying consolidated balance sheets are analyzed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2020 $
872,431
$
(156,253)
$
716,178
- Additions for improvements
1,106
-
1,106
- Additions for improvements reclassified from other non-
current assets
441
-
441
- Vessel disposals
(16,120)
7,110
(9,010)
- Vessels contributed to OceanPal
(47,429)
17,127
(30,302)
- Depreciation for the year
-
(34,963)
(34,963)
Balance, December 31, 2021 $
810,429
$
(166,979)
$
643,450
- Additions for vessel acquisitions and improvements
358,504
-
358,504
- Additions for improvements reclassified from other non-
current assets
1,370
-
1,370
- Vessel disposals
(29,175)
12,453
(16,722)
- Depreciation for the year -
(36,986)
(36,986)
Balance, December 31, 2022 $
1,141,128
$
(191,512)
$
949,616
Additions for vessel

improvements mainly

relate to the

implementation of ballast

water treatment and

other
works necessary

for the vessels

to comply with

new regulations

and be able

to navigate to

additional ports.
As

of

December

31,

2022

and

2021,

an

amount

of

$
1,370

and

$
441
,

respectively,

was

reclassified

to
Vessels,

net

from

other

non-current

assets

and

related

to

ballast

water

treatment

equipment

paid

in

a
previous period but delivered on the vessels during the years ended

December 31, 2022 and 2021.
5.

Property and Equipment, net
In

November 2021, DSS

acquired
1/3

of a

land owned

by a

then related

party company,

to

which DSS
owned also 1/3,

for the purchase

price of €
1.1

million. The total

acquisition cost, including expenses

and
taxes amounted to $
1,358
.
The Company owns the land and building

of its principal corporate offices in Athens, Greece.

Additionally,
DSS owns,

together with

a related

party company,

another plot

of land

in the

nearby area,

acquired for
office use.

Other assets

consist of

office furniture

and equipment,

computer software

and hardware

and
vehicles. The amount reflected in “Property and equipment, net” is analyzed as follows:
Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2020 $
27,198
$
(5,494)
$
21,704
- Additions in property and equipment
1,600
-

1,600
- Depreciation for the year -
(462)

(462)
- Disposal of assets
(529)
529
-
Balance, December 31, 2021 $
28,269
$
(5,427)
$
22,842
- Additions in property and equipment
667
-
667
- Depreciation for the year -
(546)
(546)
Balance, December 31, 2022 $
28,936
$
(5,973)
$
22,963

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

6.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
follows:
2022 2021
Senior unsecured bond
125,000
125,000
Secured long-term debt
405,120
306,843
Total long-term

debt
$
530,120
$
431,843
Less: Deferred financing costs

(7,609)
(8,168)
Long-term debt, net of deferred financing costs $
522,511
$
423,675
Less: Current long-term debt, net of deferred financing

costs,
current
(91,495)
(41,148)
Long-term debt, excluding current maturities $
431,016
$
382,527
Senior Unsecured Bond
:

On
September 27, 2018
, the Company issued a $
100,000

senior unsecured bond maturing in September
2023 of

which entities affiliated

with executive officers

and directors of

the Company purchased

$
16,200
aggregate principal

amount of

the bond.

The bond

was fully

repurchased and

retired on

September 27,
2021 upon

the exercise

of the

Company’s call

option pursuant

to the

Bond terms

discussed below.

The
bond bore interest at a US Dollar fixed-rate coupon of
9.50
% which was
payable semi-annually in arrears
in March and September of each year
.
The bond was callable in whole or in parts in three years at a price equal to 103.8% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value.

The bond

included financial

and other

covenants
and was

trading on

the Oslo

Stock Exchange

under the

ticker symbol

“DIASH01”. On

July 7,

2020, the
Company repurchased $
8,000

of nominal value of the bond.

On June 22, 2021, the Company

refinanced
$
74,200

of nominal

value of

the bond

at a

price equal

to
106.25
%

of nominal

value, or

$
78,838
, with

a
newly issued bond, discussed below. The Company applied the debt modification guidance for the part of the transaction refinanced by existing investors

amounting to $
73,400

and the debt extinguishment for

the
remaining $
800
. An amount of $
5,272

consisting of the costs paid to the investors who participated in the refinancing and unamortized deferred

fees were deferred over the

term of the new bond

and an amount of
$
57

was recorded as

loss on debt

extinguishment. On September

27, 2021, the

Company exercised the
call option

and redeemed

the balance

of the

bond at

the price

of
103.8
%. In

2021 and

2020, the

repurchase
of the

bond resulted

in loss

of $
880

and gain

of $
374
, respectively,

which is

included in

“(Loss)/gain on
extinguishment of debt” in the consolidated statements of operations.

On
June 22, 2021
, the Company issued a $
125,000

senior unsecured bond maturing in June 2026, which
refinanced the previous bond. The bond

ranks ahead of subordinated capital and

ranks the same with all
other senior unsecured obligations

of the Company other

than obligations which are

mandatorily preferred
by law. Entities

affiliated with executive officers and directors of the Company purchased an aggregate of
$
21,000

principal amount of

the bond. The

bond bears interest

from June 22,

2021 at a

US Dollar fixed-
rate coupon of
8.375
% and is payable semi-annually in

arrears in June and December

of each year.

The
bond is callable in

whole or in

parts in June 2024

at a price

equal to
103.35
% of nominal

value; between
June 2025 to December

2025 at a price

equal to
101.675
% of the nominal

value and after December

2025
at a price equal to
100
% of nominal value. The bond includes financial

and other covenants and is trading
at Oslo Stock Exchange under the ticker symbol “DIASH02”.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Secured Term Loans:
Under the

secured term

loans outstanding

as of

December 31,

2022,
34

vessels of

the Company’s

fleet
are

mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
722,961
.

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

As of December 31, 2022 and 2021, minimum cash

deposits required to be maintained at all times under
the

Company’s

loan

facilities,

amounted

to

$
21,000

and

$
16,500
,

respectively

and

are

included

in
“Restricted

cash,

non-current”

in

the

accompanying

consolidated

balance

sheets. Furthermore,

the
secured term loans contain cross default provisions and additionally the

Company is not permitted to pay
any dividends following

the occurrence of

an event of

default. For 2022

and 2021, the

weighted average
interest rate of the secured term loans was
3.8
% and
2.45
%, respectively.
As of December

31, 2022 and

2021, the Company

had the following

agreements with banks,

either as a
borrower or as a guarantor, to guarantee the loans of its subsidiaries:
Export-Import

Bank

of

China

and

DnB

NOR

Bank

ASA:

On
February 15, 2012
,

the

Company drew
down a

first tranche

of $
37,450
, under

a secured

loan agreement,

which was

repayable in
40
quarterly
instalments of approximately

$
628

each and a

balloon of $
12,332

payable together with

the last instalment
on
February 15, 2022
. On
May 18, 2012
, the Company drew down, under the same agreement, a second
tranche of

$
34,640
, which

was repayable

in
40
quarterly

instalments of

approximately $
581

each and

a
balloon of $
11,410

payable together

with the last

instalment on
May 18, 2022
. The loan

which bore

interest
at LIBOR plus a margin of
2.50
% per annum was prepaid in full on May 17,

2021, and unamortized costs
were written

off to

“(Loss)/gain on

extinguishment

of debt”

in the

2021 consolidated

statement of

operations.
Commonwealth Bank

of

Australia, London

Branch:

On

January 13,

2014, the

Company drew

down
$
9,500

under

a

secured

loan

agreement,

which

was

repayable

in
32

equal

consecutive
quarterly
instalments

of

$
156

each

and

a

balloon

of

$
4,500

payable

on
January 13, 2022
.

The

loan

which

bore
interest at
LIBOR

plus a margin

of
2.25
%, was prepaid

in full on

May 18, 2021

and unamortized

costs were
written off to “(Loss)/gain on extinguishment of debt” in the 2021 consolidated statement of operations.
BNP Paribas (“BNP”):

On December 19, 2014, the Company

drew down $
53,500

under a secured loan
agreement, to

finance part of

the acquisition cost

of the
G. P.

Zafirakis

and the
P.

S. Palios
maturing on
November 30, 2021
. The agreement was refinanced on June

29, 2020, to extend the maturity to
May 19,
2024
. The

loan is

repayable in

equal semi-annual

instalments of

approximately $
1,574

and a

balloon of
$
23,596

payable

together

with

the

last

instalment.

The

refinanced

loan

bears

interest

at

LIBOR

plus

a
margin of
2.5
%.

On July 16, 2018, the Company drew down $
75,000

under a secured loan agreement with BNP. The loan
is repayable in consecutive quarterly instalments

of $
1,562.5

and a balloon instalment of $
43,750

payable
together with the

last instalment on
July 17, 2023
. The loan bears

interest at LIBOR

plus a margin

of
2.3
%.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Nordea Bank AB,

London Branch (“Nordea”):

On March

19, 2015, the

Company drew down

$
93,080
under a

secured loan

agreement, maturing

on
March 19, 2021
. The

loan bore

interest at

LIBOR plus

a
margin of
2.1
%. On May

7, 2020, the loan

was refinanced to

extend the maturity

to March 19, 2022

and on
July

29,

2021,

the

Company

entered

into

a

supplemental

agreement

with

Nordea,

to

extend

the

loan
maturity to

March 2024

and to

draw down

an additional

amount of

$
460
. The

balance of

the refinanced
loan,

including the

additional $
460

drawn on

July

30,

2021, is

repayable in

equal consecutive

quarterly
instalments

of

$
1,862

and a

balloon instalment

of

$
26,522

payable together

with the

last instalment

on
March 19, 2024
, all

other terms

of the

loan remaining

the same.

In July

2022, the

Company prepaid

an
amount of $
4,786
, due to

the sale of
Baltimore
to OceanPal (Note 4).

Unamortized finance costs relating
to

the

part

of

the

loan

prepaid,

were

written

off

to

“(Loss)/gain

on

extinguishment

of

debt”

in

the

2022
consolidated statement of operations. Following this

prepayment, the loan is repayable in

equal
quarterly
instalments

of

$
1,636

and a

balloon of

$
23,313

payable together

with the

last

instalment on
March 19,
2024
.

On September

30, 2022,

the Company

entered into

a $
200

million loan

agreement to

finance the

acquisition
price of
9

ultramax vessels (Note

4). The

Company drew down

$
197,236

under the

loan, in

tranches for
each

vessel

on

their

delivery

to

the

Company.

On

December

12,

2022,

the

Company

prepaid

$
21,937
under

the

loan,

attributed

to

DSI

Andromeda,

following

the

vessel’s

sale

under

a

sale

and

leaseback
agreement. (Note 7). Unamortized finance costs relating to

the part of the loan prepaid, were written off to
“(Loss)/gain on

extinguishment of

debt” in

the 2022

consolidated statement of

operations. Following

this
prepayment, the

loan is

repayable in
20

equal
quarterly

instalments of

an aggregate

amount of

$
3,719
,
and a balloon amounting to $
100,912

payable together with the last instalment on
October 11, 2027
. The
loan bears

interest at

term SOFR

plus a

margin of
2.25
%. Loan

fees amounted

to $
2,069

presented as
contra to debt and commitment fees amounted to $
191
, included in Interest expense and finance costs in
the accompanying 2022 consolidated statement of operations.
ABN AMRO Bank N.V., or ABN:

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $
52,885

to combine two loans

outstanding with ABN. Tranche

A is payable in

consecutive
quarterly

instalments

of

$
800

each

and

a

balloon

instalment

of

$
9,000

payable

together

with

the

last
instalment on
June 28, 2024
. The tranche

bears interest at

LIBOR plus a

margin of
2.25
%. Tranche

B is
repayable in equal

consecutive
quarterly

instalments of

about $
994

each and a

balloon of $
13,391

payable
together with the last instalment on
June 28, 2024
, and bears interest at LIBOR plus a margin of
2.4
%.

On May 20,

2021, the Company, drew

down $
91,000

under a secured

sustainability linked

loan facility with
ABN AMRO

Bank N.V,

dated May

14, 2021,

which was

used to

refinance existing

loans. The

loan was
repayable in consecutive
quarterly

instalments of $
3,390

each and a balloon of $
23,200

payable together
with

the

last

instalment,

on
May 20, 2026
.

On

August

22,

2022,

and

following

the

sale

and

leaseback
agreements of

the vessels
Santa Barbara

and
New Orleans
, which were

mortgaged to

secure the loan,

the
Company

prepaid

an

amount

of

$
30,791
,

which

was

the

part

of

the

loan

attributed

to

the

two

vessels.
Unamortized

finance

costs

relating

to

the

part

of

the

loan

prepaid,

were

written

off

to

“(Loss)/gain

on
extinguishment of debt” in the 2022 consolidated statement of operations. Following this prepayment, the
loan is repayable

in consecutive
quarterly

instalments of

$
1,980

and a balloon

of $
13,553

payable together
with the

last instalment, on
May 20, 2026
. The

loan bears

interest at

LIBOR plus

a margin

of
2.15
% per
annum, which may

be adjusted annually by

maximum
10

basis points upwards or

downwards, subject to
the performance under certain sustainability KPIs.
Danish Ship Finance A/S:

On April 30, 2015, the

Company drew down $
30,000

under a loan agreement,
which was repayable in
28

equal consecutive
quarterly

instalments of $
500

each and a balloon of

$
16,000
payable together with the last

instalment on
April 30, 2022
. The loan which bore

interest at LIBOR plus a

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

margin of
2.15
% was

prepaid in

full on

May 20,

2021, and

unamortized costs

were written

off to

“(Loss)/gain
on extinguishment of debt” in the 2021 consolidated statement of operations.
ING Bank N.V.:
On November 19,

2015, the Company

drew down advance

A amounting to

$
27,950

under
a secured

loan agreement,

which was

repayable in
28

consecutive
quarterly

instalments of

about $
466
each and a

balloon instalment

of about $
14,907

payable together

with the last

instalment on
November 19,
2022
.

Advance

B

amounting

to

$
11,733

was

drawn

on

October

6,

2015,

and

was

repayable

in
28
consecutive
quarterly

instalments of

about $
293

each and

a balloon

instalment of

about $
3,520

payable
together with the last instalment on
October 6, 2022
. The loan which bore interest at LIBOR

plus a margin
of
1.65
% was

prepaid in full

on May 20,

2021, and unamortized

costs were written

off to

“(Loss)/gain on
extinguishment of debt” in the 2021 consolidated statement of operations.
Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal
quarterly

instalments

of

$
954
,

each,

until

its

maturity

on
January 4, 2032

and bears interest at LIBOR plus a margin of
2.3
%.
DNB Bank

ASA.:

On March

14, 2019,

the Company

drew down

$
19,000

under a

secured loan

agreement,
which is

repayable in

consecutive
quarterly

instalments of

$
477.3

and a

balloon of

$
9,454

payable together
with the last instalment on
March 14, 2024
. The loan bears interest at LIBOR plus a margin of
2.4
%.
As of December 31, 2022 and 2021, the Company was in compliance with all of its loan covenants.
The maturities of the Company’s

bond and debt facilities described above as of

December 31, 2022, and
throughout their term, are shown in the table below and do not include the related debt issuance costs:
Period Principal Repayment
Year 1 $
93,830
Year 2
112,645
Year 3
26,615
Year 4
161,207
Year 5
119,605
Year 6 and

thereafter
16,218
Total $
530,120
7.

Finance Liabilities
The amount of finance liabilities

shown in the 2022 accompanying

consolidated balance sheet is

analyzed
as follows:

2022
Finance liabilities
142,370
Less: Deferred financing costs

(1,439)
Finance liabilities, net of deferred financing costs $
140,931
Less: Current finance liabilities, net of deferred financing costs, current
(8,802)
Finance liabilities, excluding current maturities $
132,129

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On March 29, 2022, the Company sold Florida

to an unrelated third party for $
50,000

(Note 4) and leased
back the

vessel under

a bareboat

agreement, for

a period

of
ten years
, under

which the

Company pays
hire, monthly

in advance.

Under the

bareboat charter,

the Company

has the

option to

repurchase the

vessel
after

the

end of

the third

year

of the

charter period,

or each

year thereafter,

until the

termination of

the
lease, at specific prices, subject to

irrevocable and written notice to the

owner. If

not repurchased earlier,
the Company has

the obligation to repurchase

the vessel for $
16,350
, on the expiration

of the lease

on the
tenth year. Issuance costs amounted to $
513
.
On August 17, 2022, the

Company entered into
two

sale and leaseback agreements with two

unaffiliated
Japanese

third

parties

for
New

Orleans

and
Santa

Barbara,
for

an

aggregate

amount

of

$
66,400
.

The
vessels were delivered

to their buyers

on September 8,

2022 and September 12,

2022, respectively and
the Company

chartered in

both vessels

under bareboat

charter parties for

a period

of
eight years
, each,
and has purchase options beginning at the end of the

third year of each vessel's bareboat charter period,
or

each

year

thereafter,

until

the

termination

of

the

lease,

at

specific

prices,

subject

to

irrevocable

and
written notice to the

owner.

If not repurchased earlier,

the Company has the

obligation to repurchase the
vessels for $
13,000
, each, on the expiration

of each lease on

the eighth year. Issuance costs amounted

to
$
665
.
On December 6, 2022, the Company

sold
DSI Andromeda

to an unrelated third party for $
29,850

(Note 4)
and

leased

back

the

vessel

under

a

bareboat

agreement,

for

a

period

of
ten years
,

under

which

the
Company

pays

hire,

monthly

in

advance.

Under

the

bareboat

charter,

the

Company

has

the

option

to
repurchase the vessel after the

end of the third year of

the charter period, or each

year thereafter, until the
termination

of the

lease, at

specific prices,

subject to

irrevocable and

written notice

to

the

owner.

If not
repurchased earlier, the Company

has the

obligation to

repurchase the vessel

for $
8,050
, on the

expiration
of the lease on the tenth year. Issuance costs amounted to $
354
.
Under the bareboat charter parties, the Company is responsible for the operation and maintenance of the vessels and the

owner of the

vessels shall not

retain any control,

possession, or command of

the vessel
during the charter period.
The Company determined

that, under ACS

842-40 Sale and

Leaseback Transactions, the

transactions are
failed

sales

and

consequently the

assets

were not

derecognized from

the

financial

statements

and

the
proceeds from the sale of

the vessels were accounted

for as financial liabilities. As

of December 31, 2022,
the weighted

average remaining

lease term

of the

above lease

agreements

was
8.69

years and

the average
interest rate was
4.61
%.
As of

December 31,

2022, and

throughout

the term

of the

leases,

the Company

has annual

finance liabilities
as shown in the table below:

Period Principal Repayment
Year 1 $
9,033
Year 2
9,437
Year 3
9,808
Year 4
10,224
Year 5
10,661
Year 6 and

thereafter
93,207
Total $
142,370

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

8.

Commitments and Contingencies
a)

Various

claims, suits,

and complaints,

including those

involving government

regulations and

product
liability, arise in

the ordinary

course of

the shipping

business. In

addition, losses

may arise

from disputes
with

charterers,

agents,

insurance

and

other

claims

with

suppliers

relating

to

the

operations

of

the
Company’s

vessels.

The

Company

accrues

for

the

cost

of

environmental

and

other

liabilities

when
management becomes

aware that

a liability

is probable

and is

able to

reasonably estimate

the probable
exposure. The Company’s vessels are

covered for pollution in the

amount of $
1

billion per vessel per
incident, by the

P&I Association in

which the Company’s

vessels are entered.

In 2022,

the Company
recorded a

gain of

$
1,789

from insurance

recoveries received

from its

insurers for

claims covered

under
its insurance

policies, which

is separately

presented as

insurance recoveries

in the

accompanying 2022
consolidated statement of operations.
b)

In February

2021, DWM,

as managers

of the

vessel
Protefs
, entered

into a

plea agreement

with the
United

States

pursuant

to

which

DWM,

plead

guilty

for

alleged

violations

of

law

concerning
maintenance of books and records

and the handling of oil

wastes of the vessel
Protefs. On September
23, 2021,

in the

sentencing hearing

of the
Protefs

case, the

judge accepted

DWM’s guilty

pleas and
among others,

imposed to

DWM a

fine of

$
2,000

which was

paid by

the Company. An

amount of

$
1,000
of this fine

was recorded as

due from DWM

(Note 3(c) and

as of December

31, 2021, the

receivable
was decreased by

a provision for

credit losses (Note

2(z). In 2022

the provision was

reversed as the
full amount was recovered.
c)

Pursuant to the sale and lease

back agreements signed between the Company

and its counterparties,
the Company

has purchase

obligations to

repurchase the

vessels
Florida, Santa

Barbara, New

Orleans
and

DSI Andromeda
upon expiration of their lease contracts, as described

in Note 7.
d)

As

of

December

31,

2022,

the

Company’s

vessels,

owned

and

chartered-in, were

fixed

under

time
charter

agreements,

considered

operating

leases.

The

minimum

contractual

gross

charter

revenue
expected to

be generated

from fixed

and non-cancelable

time charter

contracts existing

as of

December
31, 2022 and until their expiration was as follows:
Period Amount
Year 1 $
163,438
Year 2
22,980
Year 3
9,454
Year 4
9,454
Year 5
725

Total
$
206,051
9.

Capital Stock and Changes in Capital Accounts
a)

Preferred stock
:

As of December 31, 2022, and, 2021, the Company’s authorized preferred stock
consists of
25,000,000

shares (all

in registered

form), par

value $
0.01

per share,

of which
1,000,000

shares
are designated as Series A Participating

Preferred Shares,
5,000,000

shares are designated as Series B
Preferred Shares,
10,675

shares are designated as

Series C Preferred Shares

and
400

are designated as
Series

D

Preferred

Shares.

As

of

December

31,

2022

and

2021,

the

Company

had
zero

Series

A
Participating Preferred Shares issued and outstanding.
b)

Series

B

Preferred Stock:

As

of

December 31,

2022,

and,

2021, the

Company had
2,600,000
Series B Preferred

Shares issued and

outstanding with

par value $
0.01

per share, at

$
25.00

per share and

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

with liquidation preference

at $
25.00

per share.
Holders of Series B Preferred Shares have no voting rights
other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights.

Also, holders of

Series B Preferred

Shares, rank prior

to the holders

of common shares

with respect
to dividends,

distributions and

payments upon

liquidation and

are subordinated

to all

of the

existing and
future indebtedness.
Dividends on the Series

B Preferred Shares

are cumulative from

the date of original

issue and are

payable
on the 15th

day of January, April, July

and October of

each year at

the dividend rate

of
8.875
% per annum,
or

$
2.21875

per

share

per

annum.

For

2022,

2021

and

2020

dividends

on

Series

B

Preferred

Shares
amounted

to

$
5,769
,

$
5,769

and

$
5,769
,

respectively.

Since

February

14,

2019,

the

Company

may
redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $
25.00

per share plus
an amount equal

to all accumulated

and unpaid dividends thereon

to the date

of redemption, whether

or
not declared.

c)

Series C Preferred

Stock
: As of December

31, 2022, and,

2021, the Company

had
10,675

shares
of Series C Preferred Stock, issued and

outstanding, with par value $
0.01

per share, owned by an affiliate
of its Chief

Executive Officer, Mrs. Semiramis

Paliou.
The Series C Preferred Stock votes with the common
shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.

The Series C Preferred

Stock has no dividend or

liquidation
rights and cannot be

transferred without the consent of

the Company except to

the holder’s affiliates and
immediate family members.
d)

Series D Preferred Stock
: As of December 31, 2022, and, 2021,

the Company had
400

shares of
Series D Preferred Stock, issued and outstanding,

with par value $
0.01

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

shareholders of

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

e)

Issuance and Repurchase

of Common Shares:
In February 2020,

the Company repurchased,

in
a

tender

offer
3,030,303

shares

of

its

common stock

at

a

price of

$
3.30

per

share and

in March

2020,
repurchased
1,088,034

shares of common stock under its share

repurchase plan authorized in May 2014,
at

an

average

price

of

$
1.72

per

share.

The

aggregate

cost

of

the

shares

repurchased

amounted

to
$
11,999
,

including expenses.

In

February

2021,

the

Company

repurchased in

a

tender

offer
6,000,000
shares at the price

of $
2.50

per share. In
August 2021, the Company

repurchased, in another tender

offer,
3,333,333

shares, at a price of $
4.50

per share and in December 2021, repurchased
3,529,411

shares at
a price of

$
4.25

per share. The

aggregate cost

of the share

repurchases was

$
45,369
, including expenses.
In

2022, the

Company issued

under its

ATM

program
877,581

shares of

common stock,

at an

average
price of

$
6.27

per share

and received

net proceeds

of $
5,322
. During

2022, the

Company repurchased
under its

share repurchase

program
820,000

shares of

common stock,

at an

average price

of $
4.56

per
share,

for

an

aggregate

cost

of

$
3,799
,

including

expenses.

In

addition,

during

the

fourth

quarter,

the
Company issued
16,453,780

common shares to

Sea Trade

(Note 4), upon

exercise by Sea

Trade of

the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

eight out of

nine warrants mentioned in

(i) below,

for the acquisition of

eight vessels, at an

average price
of $
4.13
.
f)

Dividend on Common Stock:
On March 21,

2022, the Company paid

a dividend on its

common
stock of

$
0.20

per share,

to its

shareholders of

record as

of March

9, 2022.

On June

17, 2022,

the Company
paid a dividend on its common stock of

$
0.25

per share, to its shareholders of record as

of June 6, 2022.
On

August

19,

2022,

the

Company

paid

a

dividend

on

its

common

stock

of

$
0.275

per

share,

to

its
shareholders of record as of August 8, 2022. On December 15, 2022, the Company paid a dividend on its
common stock of $
0.175

per share, to its shareholders

of record as of November

28, 2022. During 2022,
the Company paid total cash dividends on common stock amounting to $
79,812
.
g)

Dividend in Kind:
On December 15, 2022, the Company distributed

the Company’s investment in
the Series D Preferred

Shares of OceanPal in

the form of a stock

dividend amounting to $
18,189
, or $
0.18
per share,

to its

shareholders of

record as

of November

28, 2022

(Notes 3(f)

and 4).

On November

29,
2021, the Company

distributed to its shareholders

of record on

November 3, 2021, the

common stock of
OceanPal, acquired in a spin-off, amounting to $
40,509

(Note 3(d)).
h)

Incentive Plan:
On February 25, 2022,

the Company’s Board of

Directors approved the award of
1,470,000

shares

of

restricted

common

stock

to

executive

management

and

non-executive

directors,
pursuant to the Company’s Equity Incentive Plan, as annual bonus. The fair value of the restricted shares based on the

closing price on the

date of the Board

of Directors’ approval was $
6,101
. The cost

of these
awards will be

recognized in income

ratably over the

restricted shares vesting

period which will

be
3

years.
As of December

31, 2022,
15,194,759

shares remained

reserved for

issuance according

to the Company’s
incentive plan.
Restricted stock in 2022, 2021 and 2020 is analyzed as follows:
Number of Shares
Weighted Average
Grant Date Price
Outstanding at December 31, 2019
3,833,233
$
3.63
Granted
2,200,000

2.72
Vested
(3,610,221)

3.52
Outstanding at December 31, 2020
2,423,012
$
2.95
Granted
8,260,000

2.85
Vested
(1,168,363)

3.20
Outstanding at December 31, 2021
9,514,649
$
2.83
Granted
1,470,000
4.15
Vested
(3,118,060)
2.86
Outstanding at December 31, 2022
7,866,589
$
3.07
The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The
aggregate compensation cost

is being recognized

ratably in the consolidated

statement of operations

over
the respective vesting periods. In 2022, 2021, and 2020, compensation cost amounted to $
9,282
, $
7,442
,
and

$
10,511
,

respectively,

and

is

included

in

“General

and

administrative

expenses”

presented

in

the
accompanying consolidated statements of operations.
As of

December 31,

2022 and

2021, the

total unrecognized cost

relating to

restricted share

awards was
$
16,873

and $
20,054
, respectively. As of

December 31,

2022, the weighted-average

period over

which the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

total compensation cost related to

non-vested awards not yet

recognized is expected to be

recognized is
2.54

years.
i)

Warrants:
On

August

11,

2022, the

Company

issued
nine

warrants

to

Sea

Trade

(Note

4)

that
permitted the holder to purchase from the Company
18,487,393
, at $
0.01

per share, each exercisable on
the delivery of each vessel from Sea Trade to the Company.

The warrants would expire and no longer be
exercisable upon

the earlier

of the

termination date

of each

memorandum of

agreement and

the date

before
the delivery date of a vessel if

a registration statement had not been declared effective.

The holder of the
warrants would not be

considered a shareholder prior to

the issuance of the

shares. As of December

31,
2022, there was only
one

warrant not exercised by

Sea Trade as
one

vessel had not been delivered

to the
Company (Note 15). The Company

did
no
t receive any proceeds

from the exercise of the

warrants by Sea
Trade and the exercise price of the shares issued was included in the price of the vessels acquired.
10.

Voyage expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
2022 2021 2020
Commissions $
14,412
$
10,794
$
8,310
(Gain)/loss from bunkers
(8,100)
(5,955)
3,708
Port expenses and other
630
731
1,507
Total

$
6,942
$
5,570
$
13,525
11.

Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
2022 2021 2020
Interest expense, debt $
21,983
$
18,067
$
20,163
Finance liabilities interest expense
2,735
- -
Amortization of debt and finance liabilities issuance costs
2,286
1,865
1,066
Loan and other expenses
415
307
285
Interest expense and finance costs $
27,419
$
20,239
$
21,514
12.

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
for

the

periods

the

non-vested

shares

were

outstanding.

In

2022

and

2021,

there

were
3,257,861

and
3,735,059

incremental shares, respectively, included in the denominator of the diluted earnings per share calculation. In

2020, incremental

shares were
no
t

included in

the calculation

of the

diluted earnings

per
share, as the Company incurred losses and the effect of such shares would be anti-dilutive.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Profit or

loss attributable

to common

equity holders

is adjusted

by the

amount of

dividends on

Series B
Preferred Stock as follows:

2022 2021 2020
Net income/(loss) $
119,063
$
57,394
$
(134,197)
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Net income/(loss) attributable to common stockholders $
113,294
$
51,625
$
(139,966)
Weighted average number of common shares, basic
80,061,040
81,121,781
86,143,556
Incremental shares

3,257,861
3,735,059
-
Weighted average number of common shares, diluted

83,318,901
84,856,840
86,143,556
Earnings/(loss) per share, basic $
1.42
$
0.64
$
(1.62)
Earnings/(loss) per share, diluted $
1.36
$
0.61
$
(1.62)
13.

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

source income from

the international operations

of ships

is generally exempt

from U.S.

tax.
The applicable tax is
50
% of
4
% of U.S.-related gross transportation

income unless an exemption

applies.
The Company and each

of its subsidiaries expects it

qualifies for this statutory

tax exemption for the 2022,
2021 and

2020 taxable years,

and the

Company takes this

position for

United States federal

income tax
return reporting purposes.
14.

Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments,

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
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

In 2022,

2021 and

2020, charterers

that individually

accounted for
10
% or

more of

the Company’s

time
charter revenues were as follows:
Charterer 2022 2021 2020
Cargill International SA
19%
10%
18%
Koch Shipping PTE LTD.

Singapore
15%
*
16%
*Less than 10%
The Company

is exposed

to interest

rate fluctuations

associated

with its

variable rate

borrowings. Currently,
the company does not have any derivative instruments to manage such fluctuations.
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet,
approximate their

respective fair

values due

to the

short-term nature

of these

financial instruments.

The
fair value of long-term bank loans with variable interest

rates approximates the recorded values, generally
due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2022, the Bond having a fixed interest

rate and a carrying value of $
125,000

(Note 6)
had a fair value of $
120,525

determined through the Level 1 input of the fair value hierarchy as defined in
FASB guidance for Fair Value Measurements.
On September

20, 2022,

the Company

acquired
25,000

Series D

Preferred Shares

of OceanPal,

par at
$
17,600
, determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-
party

valuation which

was based

on the

income approach,

taking

into account

the

present value

of

the
future cash flows the Company expects to receive from holding the equity instrument.

On December 15,

2022, the Company

distributed the

Series D Preferred

Shares as non-cash

dividend and
measured their fair

value on

the date

of declaration at

$
18,189
. Their

fair value

was determined through
Level 2

inputs of the

fair value hierarchy,

by using the

income approach, taking

into account the

present
value

of

the

future

cash

flows,

the

holder

of

shares

would

expect

to

receive

from

holding

the

equity
instrument which resulted in gain of $

(Note 3(f).
Other Fair value measurements

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Description (in thousands of US Dollars)
December 31,
2021
Quoted Prices in
Active Markets
(Level 1)
Significant Other
Observable
Inputs (Level 2)
Non-recurring fair value measurements
Investments in related parties (1)
7,575
7,575
December 31,
2022
Quoted Prices in
Active Markets
(Level 1)
Significant Other
Observable
Inputs (Level 2)
Non-recurring fair value measurements
Long-lived assets held for use (2)
67,909
67,909
Total

non-recurring fair value measurements
67,909
67,909
-
(1)
On November 29,

2021, Series B

preferred shares and

Series C preferred

shares were recorded
at

$
5

and $
7,570
, respectively,

being the

fair value

of the

shares on

the date

of issuance

to the
Company by OceanPal (Note 3(f)).
(2)

During

the

fourth

quarter

of

2022,

the

Company

took

delivery

of
eight

vessels

under

its

master
agreement with

Sea Trade,

acquired for

the purchase

price of

$
263,719
, of

which $
195,810

was
paid in cash and $
67,909

was paid through newly issued common stock

(Note 4). The fair value of
the

common

shares

issued

to

Sea

Trade

was

determined

based

on

the

closing

price

of

the
Company’s shares on

the date of

delivery of each vessel,

which was also the

date of issuance

of
such shares.
15.

Subsequent Events
a)

Series

B

Preferred

Stock

Dividends:
On

January

17,

2023,

the

Company

paid

a

quarterly
dividend

on

its

series

B

preferred

stock,

amounting

to

$
0.5546875

per

share,

or

$
1,442
,

to

its
stockholders of record as of January 13, 2023.
b)

Sale of

vessels and

loan prepayments:

On January

23, 2023,

the Company,

through a

wholly
owned subsidiary,

entered into

an agreement

with an

unrelated third

party to

sell the

vessel Aliki
for the

sale price

of $
15,080
. The

vessel was

delivered to

her new

owners on

February 8,

2023.
Additionally, on

February 1, 2023, the

Company, through

a wholly-owned subsidiary,

entered into
an agreement with OceanPal,

a related party company, to sell the vessel

Melia for the sale price

of
$
14,000
,

of

which

$
4,000

in

cash

and

$
10,000

through
13,157

of

OceanPal

Series

D

Preferred
Shares. The vessel was delivered to

her new owners on February

8, 2023. The sale of the vessels
resulted

in

gain.

On

February

2,

2023,

the

Company

prepaid

$
8,134

under

one

of

its

loan
agreements with Nordea,

being the part of the loan secured by
Melia

and
Aliki , and the repayment
schedule was adjusted accordingly.
c)

Delivery

of

Ultramax

vessel:

On

January

30,

2023,

the

Company

took

delivery

of

the

ninth
Ultramax dry bulk

vessel, under the Company’s

agreement with Sea Trade

and issued
2,033,613
common shares to Sea Trade, at $
0.01

par value per share (Note 4),

having a fair value of $
7,809
,
based

on

the

closing

price

of

the

Company’s

stock

on

the

date

of

delivery,

determined through
Level 1 account hierarchy.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

d)

Acquisition of Ultramax vessel:

On February 14, 2023, the Company signed a Memorandum of
Agreement to acquire from an unaffiliated third party the m/v Nord Potomac, a 2016 built Ultramax dry bulk vessel, for a purchase

price of $
27,900
, of which the Company paid

a
10
% advance of the
purchase price.

The

Company anticipates

taking delivery

of the

vessel by

the

beginning of

April
2023.
e)
Restricted share awards:

On February 22, 2023,

the Company’s Board of

Directors approved the
award

of
1,750,000
.

shares

of

restricted

common

stock

to

executive

management

and

non-
executive directors, pursuant to the Company’s amended plan, as annual bonus. The fair value of
the restricted shares

based on the

closing price on

the date of

the Board of Directors’

approval was
$
7,945
. The

cost of

these awards

will be

recognized ratably

over the

restricted shares

vesting period
which will be
3

years.
f)

Loan

prepayment:

On

March

14,

2023,

the

Company

prepaid

$
11,841

being

the

outstanding
balance of its loan with DNB Bank (Note 6).
g)

Dividend on

Common Stock

and Dividend

in Kind:

On March

20, 2023,

the Company

paid a
quarterly dividend on

its common stock

of $
0.15

per share, or

$
15,965
, to shareholders

of record
as of

March 13,

2023 based

on the

Company’s results

of operations

during the

fourth quarter

ended
December 31,

2022. The

Company will

also distribute

on May

16, 2023,

to its

shareholders

of record
on April 24,

2023, the
13,157

Series D Preferred Shares

of OceanPal Inc. acquired

as part of the
non-cash consideration of the sale of Melia

described in (b) above.