Form 20-F
period 2023-12-31
DIANA SHIPPING INC.
filed 2024-04-05
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
FORM
20-F
(Mark One)

☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2023
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
30
-
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
New York Stock Exchange
Warrants to Purchase Common Stock, Expiring on or about December 14, 2026
DSX WS
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

As of December 31, 2023, there were
113,065,725

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
43
Item 4A.
Unresolved Staff Comments
68
Item 5.
Operating and Financial Review and Prospects
68
Item 6.
Directors, Senior Management and Employees
85
Item 7.
Major Shareholders and Related Party Transactions
93
Item 8.
Financial Information
98
Item 9.
The Offer and Listing
99
Item 10.
Additional Information
100
Item 11.
Quantitative and Qualitative Disclosures about Market Risk
109
Item 12.
Description of Securities Other than Equity Securities
110
PART II
Item 13.
Defaults, Dividend Arrearages and Delinquencies
111
Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds
111
Item 15.
Controls and Procedures
111
Item 16A.
Audit Committee Financial Expert
112
Item 16B.
Code of Ethics
112
Item 16C.
Principal Accountant Fees and Services
112
Item 16D.
Exemptions from the Listing Standards for Audit Committees
113
Item 16E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
113
Item 16F.
Change in Registrant’s Certifying Accountant
113
Item 16G.
Corporate Governance
114
Item 16H.
Mine Safety Disclosure
115
Item 16I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
115
Item 16J.
Insider Trading Policies
115
Item 16K.
Cybersecurity
115
PART III
Item 17.
Financial Statements
117
Item 18.
Financial Statements
117
Item 19.
Exhibits
117

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

●
the strength of world economies;
●
fluctuations in currencies,

interest rates, and inflationary pressures;
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
the U.S.

Foreign Corrupt Practices

Act of

1977 (FCPA)

or other

applicable regulations relating

to
bribery;
●
the failure of counter-parties to fully perform their contracts with the Company;
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
●
any continuing

impacts of

coronavirus (COVID-19)

or other

global or

regional pandemics

and its
impact in the dry-bulk shipping industry;
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
U.S. federal

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
Risks Relating to Our Outstanding Warrants

●
The issuance of our common stock upon the exercise of our Warrants may depress our stock price.
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
In 2023, the period market for dry bulk vessels experienced

fluctuations influenced by various factors. Dry
bulk market conditions

remained volatile

reflecting the

impact of

war in

Ukraine, geopolitical

tensions, trade
policies,

and

environmental

regulations.

However,

there

were

regional

variations

in

market

conditions,
with China's demand

recovering and

some other

areas experiencing

stronger demand

due to

infrastructure
projects or agricultural exports.

Panama Canal and Suez

Canal disruptions during the

year surely affected
market

and

the

longer these

issues

go

on,

the

more

of

a

market support

it

will

be.

The markets

rallied
strongly at

the end

of last

year,

with the

Baltic Capesize

index rallying

to heights

which since

2010 was
only exceeded

in October

2021. The

Panamax, Ultramax,

Supramax and

Handysize indices

rallied to

levels
which since 2010 was exceeded only during most of 2021 and early 2022. Fundamentals maintain bullish and can support a positive outlook for 2024 which as always are subject to revisions.

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
●
global and

regional economic

and political

conditions, armed

conflicts, including

the

ongoing
conflicts between Russia and Ukraine and Israel and Hamas, and fluctuations in industrial and agricultural production;
●
disruptions and developments in international trade;
●
changes

in

seaborne

and

other

transportation

patterns,

including

the

distance

cargo

is
transported by

sea for

reasons including

but not

limited to

reductions in

canal capacities

and
geopolitical conflicts and military responses;
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
●
currency exchange rates, specifically versus USD; and
●
economic slowdowns caused by public health pandemics.
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
In

addition,

the

conflict

between

Israel

and

Hamas,

which

began

in

October

2023,

has

resulted

in

an
increased

number

of

vessel

attacks

in

the

Red

Sea.

Various

shipping

companies

and/or

commercial
managers have indicated that their vessels

would avoid crossing the Red Sea

and consequently the Suez
Canal,

and

for

the

time

being

divert

vessels

around

southern

Africa’s

Cape

of

Good

Hope,

which
occasionally adds substantial

time and cost

to East-West voyages.

While we are

unable to ascertain

the
immediate impact of this conflict, any

further attacks or piracy attempts, or continued

diversion of vessels
from the Suez Canal, may affect our business, financial condition, and results of operations.
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
the

banking

and

securities

markets

around

the

world,

among

other

factors

which

may

have

a

material
adverse effect on our results

of operations and

financial condition and

may cause the price

of our common
shares to

decline. As

of December

31, 2023,

we had

total outstanding

indebtedness of

$517.0 million

under
our various credit facilities and bond and a further $133.3 million of finance liabilities.

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

domestic product.

The growth

of China’s

economy has

slowed during

2023. A

continued

economic
slowdown

in

China

or

the

Asia

Pacific

region

or

in

India

may

adversely

affect

demand

for

seaborne
transportation of our

products and our

results of operations.

Moreover, any deterioration in the

economy of
the United States or the European Union, may further adversely affect economic growth in Asia.
Economic growth is expected to slow, including due to supply-chain disruption, inflationary pressures and related actions

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

290 in February 2016. In

2023, the BDI ranged from
a low of 530 to

a high of 3,346 and

closed at 1,714 on April 2,

2024. There can be no

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
Worldwide inflationary

pressures could

negatively impact

our results

of operations

and cash

flows.
The

previous

year

worldwide

economies

experienced

inflationary

pressures,

with

price

increases

seen
across

many

sectors

globally.

For

example,

the

U.S.

consumer

price

index,

an

inflation

gauge

that
measures costs across dozens of items was 6.5% in December 2022, driven in large part by increases in
energy costs.

In December

2023, the

U.S. consumer

price index

dropped to

3.4% and

it remains

to

be
seen

whether

inflationary

pressures

will

increase

again

and

to

what

degree.

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
the world,

continuing instability and

conflicts and other

ongoing occurrences in

the Middle

East,
Ukraine, and in other geographic areas and countries, economic sanctions restrictions.

In the

past, political

instability has

also resulted

in attacks

on vessels,

mining of

waterways and

other efforts
to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the

recent conflicts between

Russia and Ukraine,

and in the Red

Sea in connection

with
the conflict between Israel

and Hamas. Acts

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
While Ukraine

continued to

deploy a

number of

counter-attacks in

2023 and

as of

December 2023

held
important areas in ground operations, after over two years of fighting Russia still maintains a foothold in a number

of

key

cities

and

areas.

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
the

Middle

East,

Asia

or

elsewhere

as

a

result

of

terrorist

attacks,

hostilities

or

diplomatic

or

political
pressures, including as a result of the current conflict between

Israel and Hamas.

Outbreaks

of

epidemic

and

pandemic

diseases

and

governmental

responses

thereto

could
adversely affect our business.
Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks
and

government

responses

thereto.

COVID-19,

which

was

initially

declared

a

pandemic

by

the

World
Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5,
2023,

negatively

affected

economic

conditions,

supply

chains,

labor

markets,

and

demand

for

certain
shipped

goods

both

regionally

and

globally

as

a

result

of

government

efforts

to

combat

the

pandemic,
including

the

enactment

or

imposition

of

travel

bans,

quarantines

and

other

emergency

public

health
measures.
The

extent

to

which

our

business,

the

global

economy

and

dry

bulk

transportation

industry

may

be
negatively

affected

by

future

pandemics,

epidemics

or

other

outbreaks

of

infectious

diseases

is

highly
uncertain and will

depend on numerous evolving

factors that we

cannot predict, including, but

not limited
to (i) the duration and

severity of the infectious

disease outbreak; (ii)

the imposition of restrictive

measures

to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact

of the outbreak on the

economy; (iv) volatility in the

demand for and price

of oil and
gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or
reduction in

the

availability of

credit. We

cannot predict

the

effect that

an

outbreak of

a new

COVID-19
variant

or

strain,

or

any

future

infectious

disease

outbreak,

pandemic

or

epidemic

may

have

on

our
business, results of operations and financial condition, which could be material and adverse.
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
In addition, if the recent sharp

increase in crude oil prices and widening of the

spread between the prices
of high

sulfur fuel

and low

sulfur fuel

resulting from

conflict between

Russia and

Ukraine and

Israel and
Hamas continues,

this might

lead to

a decrease

in the

economic viability

of

older vessels

that lack

fuel
efficiency and a reduction of useful lives of these vessels.
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
in 2023

in violation

of any

applicable sanctions or

embargoes imposed by

the U.S.

government, the EU,
the United Nations or other applicable governmental authorities.

Our contracts with our charterers prohibit
them

from

causing

our

vessels to

call

on

ports

located

in

sanctioned

countries or

territories or

carrying
cargo for entities that

are the subject of

sanctions. Although our charterers may,

in certain cases, control
the

operation

of

our

vessels,

we

have

monitoring

processes

in

place

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

different

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
countries, have imposed

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
regulations in 2023 and

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

31, 2023, we were in compliance

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
Moreover, our risk of cyber-attacks and other sources of security breaches and incidents may be elevated
as

a result

of the

ongoing conflicts

between Russia

and

Ukraine. and

the

Israel-Hamas conflict.

To

the
extent

such

attacks

have

collateral

effects

on

global

critical

infrastructure

or

financial

institutions,

such
developments could adversely affect our business, operating results and financial condition. At this time it is difficult to assess the likelihood of such threat and any potential impact.
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
Further,

in

July

2023,

the

SEC

adopted

amendments

to

its

rules

on

cybersecurity

risk

management,
strategy, governance, and

incident disclosure.

The amendments,

require us

to report

material cybersecurity
incidents involving our

information systems and

periodic reporting regarding our

policies and procedures
to identify and manage cybersecurity risks, amongst other disclosures.
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

In

July

2023,

nations

at

the
International Maritime Organization’s

Marine Environment Protection

Committee (“MEPC”) 80

updated the
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

20% by

2030, compared

to
2008 emission

levels; and

(3) reducing

the total

annual greenhouse

emissions by

at least

70% by

2040
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

The

Task

Force’s

goal

is

to

develop

initiatives

to

proactively

identify

ESG-related

misconduct
consistent

with

increased

investor

reliance

on

climate

and

ESG-related

disclosure

and

investment.

To
implement

the

Task

Force’s

purpose,

the

SEC

has

taken

several

enforcement

actions,

with

the

first
enforcement action taking

place in May

2022, and promulgated

new rules. On

March 21, 2022,

the SEC
proposed that all

public companies are

to include extensive

climate-related information in

their SEC filings.
On May 25, 2022, SEC proposed

a second set of rules

aiming to curb the practice of

"greenwashing" (i.e.,
making unfounded

claims about

one's ESG

efforts)

and would

add proposed

amendments to

rules and
reporting

forms

that

apply

to

registered

investment

companies

and

advisers,

advisers

exempt

from
registration,

and

business

development

companies.

On

March

6,

2024,

the

SEC

adopted

final

rules

to
require registrants

to disclose

certain climate-related

information in

SEC filings

of all

public companies.

The
final rules

require companies

to disclose,

among other

things: material

climate-related risks;

activities to
mitigate or

adapt to such

risks; information about

the registrant's board

of directors' oversight

of climate-
related risks

and management’s

role in

managing material

climate-related risks;

and information

on any
climate-related

targets

or

goals

that

are

material

to

the

registrant's

business,

results

of

operations,

or
financial condition.

Further, to facilitate

investors' assessment

of certain

climate-related risks,

the final

rules
require

disclosure

of

Scope

1

and/or

Scope

2

greenhouse

gas

(GHG)

emissions

on

a

phased-in

basis
when those

emissions are

material; the

filing of

an attestation

report covering

the required

disclosure of
such

registrants’

Scope

1

and/or

Scope

2

emissions,

also

on

a

phased-in

basis;

and

disclosure of

the
financial statement

effects of

severe weather

events and other

natural conditions including,

for example,

costs

and

losses.

The

final

rules

include

a

phased-in

compliance

period

for

all

registrants,

with

the
compliance date dependent on the registrant’s filer

status and the content of the

disclosure. However, on
March 15, 2024, the

U.S. Court of Appeals

for the Fifth Circuit

granted an administrative

stay on the

SEC's
recent climate disclosure rule.
We may

face increasing pressures

from investors, future

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

vessels
in operation

in 2017, and

as of

the date

of this

annual report we

have 41

vessels of

which 39

vessels in
operation,

owned

and

chartered-in,

and

two

under

construction

and

we

have

agreed

to

sell

one

of

our
vessels. We may grow our fleet further in the future and this may require us to increase the number of our
personnel. We may

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

2023, we had $517.0 million

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
In general,

the cost

of maintaining

a vessel

in good

operating condition

increases with

the age

of the

vessel.
As of the

date of this

annual report, our

fleet consists of

41 vessels of

which 39 in

operation, owned and
chartered-in, having a combined carrying capacity of 4.4 million dead weight tons, or dwt, and a weighted average age of

10.4 years and

two Kamsarmax vessels

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
2023, 2022, and

2021, approximately

13%, 34%

and 10%, respectively, of

our revenues

were derived

from
one,

two

and

one

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
us.

If

we

are

unable

to

obtain

funds

from

our

subsidiaries,

we

may

not

be

able

to

satisfy

our

financial
obligations.
Certain of our vessels

are owned through joint

ventures that we have entered

into, and our views
about

the

operations

of

those

vessels

may

differ

from

our

joint

venture

partners

and

adversely
affect our interest in the joint ventures.
We have entered into

two joint venture arrangements pursuant to

which we own minority interests in

four
CSOV newbuilding

contracts through

Windward Offshore

GmbH &

Co. KG

and one

dry bulk

vessel through
Bergen Ultra,

and we

may enter

into additional

joint venture

arrangement in

the future. As

a minority

interest
holder

in

these

joint

ventures,

we

share

voting

and

operational

control

of

these

joint

ventures

and

the
operations of these vessel that we own through these joint ventures. Our joint venture partners may have
interests that are

different from ours

which may result in

conflicting views as to

the operation the vessels
owned by

the joint

ventures or

the

conduct of

the business

of the

joint venture.

We

may

not be

able to
resolve such conflicts in our favor and such conflicts

or differing view could have a material adverse effect
on our interest in the joint venture or our business in general.

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

for the 2023

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

the 2023
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
Changes in tax

laws and unanticipated

tax liabilities could

materially and adversely

affect the taxes
we pay, results of operations and financial results.
We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial

results may be

affected by tax and

other initiatives around

the world. For

instance,
there is a high level of uncertainty in

today’s tax environment stemming from global initiatives put forth by the

Organisation

for

Economic

Co-operation

and

Development’s

(“OECD”)

two-pillar

base

erosion

and
profit

shifting

project.

In

October

2021,

members

of

the

OECD

put

forth

two

proposals:

(i)

Pillar

One
reallocates profit to the market

jurisdictions where sales arise

versus physical presence; and

(ii) Pillar Two
compels multinational corporations with €750 million

or more in annual

revenue to pay a

global minimum
tax of 15% on income

received in each country in

which they operate. The reforms

aim to level the playing

field between countries by discouraging

them from reducing their

corporate income taxes to

attract foreign
business investment. Over 140 countries agreed to enact

the two-pillar solution to address the challenges
arising from the

digitalization of the

economy and, in

2024, these guidelines

were declared effective

and
must now be enacted by those OECD member

countries. It is possible that these guidelines,

including the
global

minimum

corporate

tax

rate

measure

of

15%,

could

increase

the

burden

and

costs

of

our

tax
compliance, the

amount of

taxes

we

incur in

those

jurisdictions and

our

global effective

tax

rate,

which
could have a material adverse impact on our results of operations and financial results.

Risks Relating to Our Common Stock
We cannot

assure you that

our board of

directors will continue to

declare dividends on shares

of
our common stock in the future.
In order to position us to take advantage of market opportunities in a then-deteriorating market, our board of directors, beginning with the fourth quarter of 2008, suspended our common stock dividend. As a result
of improving market conditions in 2021, our

board of directors elected to declare quarterly dividends from the fourth

quarter of

2021 until

the first

quarter of

2024 and

two special

non-cash dividends.

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

cash needs, the requirements

of Marshall Islands law

and other factors deemed
relevant

to

our

board

of

directors.

In

addition,

other

external

factors,

such

as

our

lenders

imposing
restrictions on our

ability to pay

dividends.

Under the terms

of our agreements,

we may not

be permitted
to

pay

dividends

that

would

result

in

an

event

of

default

or

if

an

event

of

default

has

occurred

and

is
continuing.
Our strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt

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
activity.

Countries that are

viewed by such

finance ministers as

not adequately cooperating,

including by
not implementing sufficient

standards in

respect of the

foregoing, may be

put on a

“grey list” or

a “blacklist”.
Effective as

of October 17,

2023 the Marshall

Islands has

been designated as

a cooperating

jurisdiction
for tax

purposes. If

the Marshall

Islands is

added to

the list

of non-cooperative

jurisdictions in

the future
and sanctions or other financial, tax or regulatory measures were applied by

European Member States to
countries on

the list

or further

economic substance requirements

were imposed

by the

Marshall Islands,
our business could be harmed.
Certain existing

shareholders will

be able

to exert

considerable influence

over matters

on which
our shareholders are entitled to vote.

As

of

the

date

of

this

annual

report,

Mrs.

Semiramis

Paliou,

our

Chief

Executive

Officer

and

Director,
beneficially owns 23,750,097 shares, or approximately 19.8% of our outstanding common stock, which is
held indirectly

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

to 200,000

votes, on

all matters

submitted

to a

vote of

the stockholders

of the

Company,
provided however, that

to the extent the

total number of votes one

or more holders of Series

D Preferred
Stock is entitled

to vote (including

any voting power

of such holders

derived from Series

D Preferred

Stock,
shares of

Common Stock

or any

other voting

security of

the Company

issued and

outstanding as

of the
date hereof or

that may be

issued in the

future) on any

matter submitted to

a vote of

stockholders of the
Company

would

exceed

36%

of

the

total

number

of

votes

eligible

to

be

cast

on

such

matter,

the

total
number of

votes that

holders of

Series D

Preferred Stock

may exercise

derived from

the Series

D Preferred
Stock together with

Common Shares and

any other voting

securities of the

Company beneficially owned
by such holder,

shall be reduced to 36% of

the total number of votes entitled to

vote on any matter put to
stockholders of the Company.

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
Our amended

and restated

articles of

incorporation authorize

us to

issue up

to 1,000,000,000

shares of
common stock, of which, as

of December 31, 2023, 113,065,725 shares were outstanding.

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

50,000,000 preferred

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
The

payment

due

upon

a

liquidation

is

fixed

at

the

redemption

preference

of

$25.00

per

share

plus
accumulated and

unpaid dividends

to

the

date

of

liquidation. If,

in the

case of

our

liquidation, there

are
remaining

assets

to

be distributed

after

payment

of

this

amount,

you

will

have

no right

to

receive

or

to
participate in these

amounts. Furthermore,

if the market

price for your

Series B Preferred

Shares is greater
than

the

liquidation

preference,

you

will

have

no

right

to

receive

the

market

price

from

us

upon

our
liquidation.
Risks Relating to Our Outstanding Warrants

The issuance

of our

common stock

upon the

exercise of

the Warrants may

depress our

stock price.
We could issue up

to 33,919,605 shares of common

stock in connection

with the exercise

of the Warrants.
The issuances

of the

shares of

common stock

upon exercise

of the

Warrants and the

resale of

such shares
after their issuance,

or the perception that

such sales could

occur, could

result in downward

pressure on
our

stock

price

and

could

impact

our

ability to

raise

capital

through the

sale

of

additional shares

in

the
future. See

“Item 4. Information

on the

Company— A.

History and

development of

the Company—

Warrant
Distribution" for a more detailed discussion of our Warrants.
Item 4.

Information on the Company
A.

History and development of the Company
Diana Shipping Inc. is a holding company

incorporated under the laws of Liberia in

March 1999 as Diana
Shipping

Investments

Corp.

In

February

2005,

the

Company’s

articles

of

incorporation

were

amended.
Under the amended

and restated articles

of incorporation, the

Company was

renamed Diana Shipping

Inc.
and was re-domiciled from the Republic

of Liberia to the Republic of

the Marshall Islands.

Our executive
offices

are located

at Pendelis

16,

175 64

Palaio Faliro,

Athens, Greece.

Our telephone

number at

this
address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly owned

subsidiary,

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
Recent Developments

Vessel acquisitions
In January 2023, we

took delivery of

DSI Aquarius, a

2016 built Ultramax

dry bulk vessel of

60,309 dwt, for
a purchase price of $24.0 million in

cash and 2,033,613 newly issued common shares. The vessel

is one
of nine modern Ultramax dry bulk vessels that we entered into an agreement to purchase in August 2022.
In

February 2024,

we signed

shipbuilding contracts

for two

81,200 dwt

methanol dual

fuel new-building
Kamsarmax

dry

bulk

vessels,

for

a

purchase

price

of

$46

million

each,

to

be

built

at

Tsuneishi

Group
(Zhoushan)

Shipbuilding Inc.,

China.

The

vessels

are

expected to

be

delivered to

the

Company by

the
second half of 2027 and the first half of 2028, respectively.

Vessel disposals
In January 2023,

we agreed to

sell to an

unrelated third party

the vessel
Aliki

for $15.08 million.

The vessel
was delivered to her new owners on February 8, 2023.

In

February 2023,

we agreed

to

sell to

OceanPal, a

related party,

the

vessel
Melia

for $14.0

million, of
which $4.0

million was

paid in

cash and

$10.0 million through

13,157 of

OceanPal Series

D Convertible
Preferred Shares. The vessel was delivered to her new owners on February 8, 2023.
In

October

2023,

we

agreed to

sell

to

an

unrelated third

party the

vessel
Boston

for

$18.0 million.

The
vessel was delivered to her new owners on December 6, 2023.

In January 2024, we agreed to sell to an unrelated third party the vessel Artemis for the purchase price of
$13.0 million.

The vessel was delivered to her new owners on March 5, 2024.
In February 2024, we agreed to sell to an unrelated third party,

the vessel
Houston, for $23.3 million. The
vessel is expected to be delivered to the buyer latest by September 16,

2024.
Please

read

Note

6

– Advances

for

vessel

acquisitions

and

Vessels,

net of

our

consolidated

financial
statements, included elsewhere in

this Annual Report for

a full description of

the Company’s acquisitions
and sales of vessels as of December 31, 2023.
Other transactions
In February 2023,

we signed a

Memorandum of Agreement

to acquire from

an unaffiliated third-party

an
Ultramax dry bulk vessel for a purchase price

of $27.9 million. On April 28, 2023, the vessel’s ship

owning
company

was

deconsolidated

from

the

Company’s

financial

statements

due

to

the

Company’s

loss

of
control. Upon the deconsolidation, we retained 25% of the the total partnership interests.
In

November

2023,

we

entered

into

a

joint

venture

agreement,

with

two

unrelated

companies

to

form
Windward

Offshore

GmbH

&

Co.

KG,

or

Windward,

for

the

purpose

of

establishing

and

operating

an
offshore wind

vessel company.

We

agreed to

contribute Euro

25.0 million,

being 45.45%

of Windward’s
capital,

to

construct

two

CSOVs.

In

January

2024,

we

committed

to

increase

our

contribution

to

the
partnership to Euro 50.0

million, being 45.87% of

Windward’s capital in

order for the partnership to

place
orders for two additional CSOVs.
Dividends
On March 20, 2023,

we paid a cash

dividend on our common

stock of $0.15 per

share,

or $16 million, to
all shareholders

of record

as of March

13, 2023 and

on June 9,

2023, we

distributed our

Series D Preferred
Shares of OceanPal to our shareholders of record as of April

24, 2023.
On July

10, 2023,

we distributed a

dividend of

$0.15 per

share to

our shareholders of

record as

of June
12,

2023,

and

paid

$12.4

million

in

cash

to

shareholders

who

elected

to

receive

cash

and

distributed
965,044 newly issued common shares to shareholders who elected to receive shares.
On September

8, 2023, we

distributed a dividend

of $0.15

per share to

our shareholders of

record as

of
August 14,

2023, and

paid $13.0

million in

cash to

shareholders who

elected to

receive cash

and distributed
831,672 newly issued common shares to shareholders who elected to receive shares.
On

December 4,

2023, we

distributed a

dividend of

$0.15 per

share to

all

shareholders of

record as

of
November 27, 2023,

in the form

of common

stock and distributed

4,831,777 newly

issued common

shares.

On March

12, 2024,

we paid

a cash

dividend of

$0.075 per

share, or

$9.0 million,

to all

shareholders of
record as of March 5, 2024.
Please read Note 11
– Capital Stock and Changes in Capital Accounts and Note 17 – Subsequent

events
to our consolidated financial statements, included elsewhere in this

Annual Report for a full description of
the Company’s dividends distribution as of December 31, 2023.
Loans
In February 2023, we

early prepaid $8.1 million of

outstanding debt due to the

sale of
Melia to OceanPal
and Alik
i to an unaffiliated third party.

On March

14, 2023,

we early prepaid

$11.8

million, being the

outstanding balance of

our loan

with DNB
Bank ASA.
In April

2023, both

loans held

with BNP

were refinanced

through a

new $100

million loan

facility with

Danish
Ship Finance and the outstanding balance of both loans, amounting to $75.2 million was prepaid in full.
On June

26, 2023,

we prepaid

in full

both loans

held with

ABN Bank

amounting to

$68.7 million,

which
were refinanced under

a new loan

agreement with DNB

Bank ASA of

$100.0 million,

drawn on June

27,
2023. As part of

the loan agreement,

we entered into an

interest rate swap

with DNB for a

notional amount
of $30.0 million, being 30% of the loan amount

under which we pay a fixed rate and receive

floating under
term SOFR.
On June 27, 2023, we

drew down $22.5 million

and prepaid in full

the outstanding balance of

our loan with
Nordea Bank of $20.9 million.
On June 29,

2023, we repurchased

$5.9 million

nominal value of

the $125.0 million

senior unsecured bond
issued in June 2021 with maturity in June 2026.
A full description of the Company’s loan facilities as

of December 31, 2023 is included in

Item 5 Operating
and

Financial

Review

and

Prospects

and

Note

8

of

our

consolidated

financial

statements

and

Notes
thereto, included elsewhere in this Annual Report.
Warrant Distribution

On December 14, 2023,

we issued warrants to

purchase common shares (the “Warrants”)

to the holders
of record of Common Stock

as of the close of

business on December 6, 2023 (the

“Record Date”) on the
terms and conditions described in the Warrant Agreement (as defined below and attached as exhibit 2.10 to this

annual report). Each

holder received one

Warrant for

every five shares

of issued and

outstanding
shares of common stock held as of the

Record Date (rounded down to the nearest whole number for

any
fractional

Warrant).

Each

Warrant

entitles

the

holder

to

purchase,

at

the

holder’s

sole

and

exclusive
election, at the exercise price,

one share of common stock

plus, to the extent, described

below, the Bonus
Share Fraction. A

Bonus Share

Fraction entitles

a holder to

receive an additional

0.5 of a

share of common
stock for each Warrant exercised (the “Bonus Share Fraction”) without payment of any additional exercise
price. Since the dividend

ex-Date on March 4, 2024,

the Bonus Share Fraction

was adjusted to 0.51292

of
a share of common stock for each Warrant exercised.
The right

to receive

the Bonus

Share Fraction

will expire

at 5:00

p.m. New

York City time (the

“Bonus Share
Expiration Date”) upon

the earlier of (i)

the date specified

by the Registrant

upon not less than

20 business
days’

notice

and

(ii)

the

first

business

day

following

the

last

day

of

the

first

30

consecutive trading

day
period

in

which

the

daily

VWAP

of

the

shares

of

common

stock

has

been

at

least

equal

to

the

then

applicable

trigger

price

for

at

least

20

trading

days

(whether

or

not

consecutive)

(the

“Bonus

Price
Condition”). Any Warrant

exercised with an

exercise date after

the Bonus Share

Expiration Date will

not be
entitled to any Bonus Share

Fraction. The Company will

make a public announcement

of the Bonus Share
Expiration Date

(i) at least

20 business

days prior

to such date,

in the

case of the

Company setting

a Bonus
Share Expiration Date

and (ii) prior

to market

open on the

Bonus Share Expiration

Date in the

case of

a
Bonus Price Condition.
Unless earlier redeemed, the Warrants will expire

and cease to be exercisable at

5:00 p.m. New York City
time on December 14, 2026 (the “Expiration Date”).
In connection with the Warrant distribution, we filed a prospectus supplement, dated December 14, 2023,
pursuant

to

our

existing

shelf

registration

statement

on

Form

F-3

declared

effective

on

July

9,

2021,
registering up

to 33,919,605

shares of

common stock to

be issued

upon exercise

of the

Warrants under
the Securities Act of 1933, as amended.
The

Warrants

commenced

trading

on

the

New

York

Stock

Exchange

under

the

ticker

“DSX

WS”

on
December 14, 2023.
As of

the date

of this

annual report,

out of

the 22,613,070

Warrants distributed

in this

transaction, 3,051,471
Warrants have been exercised and 4,597,192 common shares have been issued.
B.

Business overview
We specialize

in the ownership

and bareboat charter-in

of dry bulk

vessels, determined as one

business
segment. Each of our vessels is owned through a separate wholly-owned subsidiary.

As of

the date

of this

report, our

fleet consisted

of 41

vessels of

which 39

in operation,

owned and

chartered-
in, having

a combined carrying

capacity of

4.4 million dead weight

tons, or

dwt, and

a weighted average
age of 10.4 years and two Kamsarmax vessels under construction.

As of December

31, 2023,

we had a

fleet of 40

dry bulk

carriers, owned and

chartered-in, consisting

of nine
Ultramax, seven

Panamax, six

Kamsarmax, five

Post-Panamax, nine

Capesize and

four Newcastlemax
vessels, having

a combined

carrying capacity

of approximately

4.5 million

dwt and a

weighted average

age
of 10.5 years.

As

of

December

31,

2022,

we

had

a

fleet

of

42

dry

bulk

carriers,

consisting

of

eight

Ultramax,

eight
Panamax, six Kamsarmax, five Post-Panamax, eleven Capesize and four

Newcastlemax vessels, having
a combined carrying capacity of approximately 4.9 million dwt and a weighted average age of 10.2 years.
As of

December 31,

2022, the

Company had

agreed to

acquire a

2016 built

Ultramax dry

bulk vessel

of
60,309 dwt, delivered on January 30, 2023.

During

2023,

2022

and

2021,

we

had

a

fleet

utilization

of

99.7%,

98.9%

and

99.1%,

respectively,

our
vessels achieved daily

time charter equivalent

rates of

$16,713, $22,735 and

$15,759, respectively,

and
we generated revenues of $262.1 million, $290.0 million and $214.2 million, respectively.
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

CEO

Mrs.
Semiramis Paliou,

provides brokerage services to us, since June 1, 2010. Brokerage fees are included in
“General and

Administrative expenses” in

our statement of

operations. The terms

of this relationship

are
currently governed by a Brokerage Services Agreement dated February

23,

2024.
The following table presents certain information

concerning the dry bulk carriers in

our fleet, as of the date
of this annual report.
Fleet Employment (As of April 3, 2024)
VESSEL
SISTER
SHIPS*
GROSS
RATE (USD
PER DAY)
COM** CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix
A

13,250

5.00% ASL Bulk Marine Limited 4/Nov/22 15/Apr/2024 - 4/May/2024 1
2017 60,456
2 DSI Pollux
A

14,000

4.75%
Cargill Ocean
Transportation
(Singapore) Pte. Ltd.
28/Dec/23 20/Aug/2025 - 20/Oct/2025
2015 60,446
3 DSI Pyxis
A

14,250

5.00%
ASL Bulk Marine Limited
24/Sep/23 10/Oct/2024 - 10/Dec/2024
2018 60,362
4 DSI Polaris
A

13,100

5.00%
ASL Bulk Marine Limited
12/Nov/22 12/May/2024 - 12/Jul/2024
2018 60,404
5 DSI Pegasus
A

14,000

5.00%
Reachy Shipping (SGP)
Pte. Ltd.
7/Dec/22 15/Jul/2024 - 15/Sep/2024
2015 60,508
6 DSI Aquarius
B

14,200

5.00%
Engelhart CTP Freight
(Switzerland) SA
1/Feb/23 18/Jan/2024
2016 60,309

14,500

5.00% Stone Shipping Ltd 18/Jan/24 1/Dec/2024 - 1/Feb/2025
7 DSI Aquila
B

12,500

5.00%
Western Bulk Carriers
AS
11/Nov/23 10/Nov/2024 - 10/Jan/2025
2015 60,309
8 DSI Altair
B

13,800

5.00%
Western Bulk Carriers
AS
23/Jun/23 10/Aug/2024 - 10/Oct/2024
2016 60,309

9 DSI Andromeda
B

13,500

5.00% Bunge SA, Geneva 27/Nov/23 20/Feb/2025 - 20/Apr/2025 2, 3
2016 60,309
6 Panamax Bulk Carriers
10 ARTEMIS

12,000

5.00%
Jera Global Markets Pte.
Ltd.
14/Oct/23 23/Feb/2024 4
2006 76,942
11 LETO

14,500

4.75%
Cargill International
S.A., Geneva
29/Jan/23 5/Apr/2024 - 30/Apr/2024 1
2010 81,297
12 SELINA
C

12,000

4.75%
Cargill International
S.A., Geneva
20/May/23 15/Sep/2024 - 15/Nov/2024
2010 75,700
13 MAERA
C

12,000

4.75%
Cargill International
S.A., Geneva
16/Dec/22 29/Jan/2024 5
2013 75,403

13,750

5.00%
ST Shipping and
Transport Pte. Ltd.
29/Jan/24 20/Nov/2024 - 20/Jan/2025
14 ISMENE

12,650

5.00%
Paralos Shipping Pte.,
Ltd.
13/Sep/23 15/Apr/2025 - 30/Jun/2025
2013 77,901
15 CRYSTALIA
D

11,250

5.00%
Reachy Shipping (SGP)
Pte. Ltd.
6/Sep/23 05/Apr/2024 - 15/Apr/2024 1
2014 77,525

13,900

5.00%
Louis Dreyfus Company
Freight Asia Pte. Ltd.
- - 6
16 ATALANDI
D

13,250

4.75%
Aquavita International
S.A.
15/Feb/23 10/Apr/2024 - 5/May/2024 1
2014 77,529
6 Kamsarmax Bulk Carriers
17 MAIA
E

13,500

5.00%
ST Shipping and
Transport Pte. Ltd.
23/Sep/23 15/Jun/2024 - 20/Aug/2024
2009 82,193
18 MYRSINI
E

15,000

5.00% Salanc Pte. Ltd. 22/Nov/22 20/Apr/2024 - 28/Jun/2024
2010 82,117
19 MEDUSA
E

14,250

5.00%
ASL Bulk Shipping
Limited
14/May/23 10/Feb/2025 - 15/Apr/2025
2010 82,194
20 MYRTO
E

12,650

5.00%
Cobelfret S.A.,
Luxemburg
15/Jul/23 1/Nov/2024 - 15/Jan/2025
2013 82,131
21 ASTARTE

15,000

5.00%
Reachy Shipping (SGP)
Pte. Ltd.
29/Apr/23 1/Aug/2024 - 1/Oct/2024
2013 81,513
22 LEONIDAS P. C.

17,000

4.75%
Cargill International
S.A., Geneva
17/Mar/23 22/Feb/2024 7
2011 82,165

17,000

5.00%
Ming Wah International
Shipping Company
Limited
22/Feb/24 20/Aug/2025 - 20/Oct/2025
5 Post-Panamax Bulk Carriers
23 ALCMENE

13,000

5.00%
SwissMarine Pte. Ltd.,
Singapore
2/Jan/23 23/Mar/2024
2010 93,193

16,000

5.00%
Triangle Merchant
Maritime Co., Limited
24/Mar/24 13/May/2024-18/May/2024 8
24 AMPHITRITE
F

14,250

5.00%
Cobelfret S.A.,
Luxembourg
9/Nov/22 13/Jan/2024
2012 98,697

15,000

13/Jan/24 15/Nov/2024 - 15/Jan/2025 9
25 POLYMNIA
F

15,000

5.00%
Cobelfret S.A.,
Luxemburg
14/Jan/23 15/Apr/2024 - 31/May/2024 10
2012 98,704
26 ELECTRA
G

14,500

5.00%
Cobelfret S.A.,
Luxemburg
13/Apr/23 1/Jun/2024 - 1/Aug/2024
2013 87,150

27 PHAIDRA
G

12,250

4.75%
Aquavita International
S.A.
9/May/23 1/Sep/2024 - 15/Nov/2024
2013 87,146
9 Capesize Bulk Carriers
28 SEMIRIO
H

14,150

5.00% Solebay Shipping Cape
Company Limited, Hong
Kong
18/Aug/23 20/Nov/2024 - 30/Jan/2025
2007 174,261
29 HOUSTON
H

13,000

5.00%
EGPN Bulk Carrier Co.,
Limited
21/Nov/22 1/Jul/2024 - 31/Aug/2024 11
2009 177,729
30 NEW YORK
H

16,000

5.00%
SwissMarine Pte. Ltd.,
Singapore
11/Jun/23 1/Oct/2024 - 7/Dec/2024
2010 177,773
31 SEATTLE
I

17,500

5.00%
Solebay Shipping Cape
Company Limited, Hong
Kong
1/Oct/23 15/Jul/2025 - 30/Sep/2025
2011 179,362
32
P.

S. PALIOS
I

31,000

5.00% Classic Maritime Inc. 11/Jun/22 15/Apr/2024 - 30/Jun/2024
2013 179,134
33 G. P. ZAFIRAKIS
J

17,000

5.00%
Solebay Shipping Cape
Company Limited, Hong
Kong
12/Jan/23 15/Jun/2024 - 15/Aug/2024
2014 179,492
34 SANTA BARBARA
J

21,250

5.00%
Smart Gain Shipping
Co., Limited
7/May/23 10/Oct/2024 - 10/Dec/2024 12
2015 179,426
35 NEW ORLEANS

20,000

5.00%
Kawasaki Kisen Kaisha,
Ltd.
7/Dec/23 15/Aug/2025 - 31/Oct/2025 12, 13
2015 180,960
36 FLORIDA

25,900

5.00% Bunge S.A., Geneva 29/Mar/22 29/Jan/2027 - 29/May/2027 3
2022 182,063
4 Newcastlemax Bulk Carriers
37 LOS ANGELES
K

17,700

5.00%
Nippon Yusen Kabushiki
Kaisha, Tokyo
15/Jan/23 20/May/2024 - 5/Aug/2024
2012 206,104
38 PHILADELPHIA
K

26,000

5.00%
C Transport Maritime
Ltd., Bermuda
12/Apr/22 04/Feb/2024
2012 206,040

22,500

5.00%
Nippon Yusen Kabushiki
Kaisha, Tokyo
4/Feb/24 20/Apr/2025 - 20/Jul/2025
39 SAN FRANCISCO
L

22,000

5.00%
SwissMarine Pte. Ltd.,
Singapore
18/Feb/23 5/Jan/2025 - 5/Mar/2025
2017 208,006
40 NEWPORT NEWS
L

20,000

5.00%
Nippon Yusen Kabushiki
Kaisha, Tokyo
20/Sep/23 10/Mar/2025 - 10/Jun/2025
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
1Based on latest information.
2The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
3Bareboat chartered-in for a period of ten years.
4Vessel has been sold and delivered to her new Owners on March 5, 2024.

5Charterers will compensate the Owners at a rate of 105% of the Baltic Panamax Index 5 TC average as published by the Baltic
Exchange on a daily basis or the vessel’s present charter party rate, whichever is higher, for the excess period commencing from
December 29, 2023 until the actual redelivery date.
6Vessel will be delivered to the new Charterers during the second quarter of 2024.
7Vessel off hire for 6.83 days.
8Redelivery date based on an estimated time charter trip duration of about 50-55 days.
9The charter rate will be US$12,250 per day for the first 30 days of the charter period.
10The charter rate was US$10,000 per day for the first 30 days of the charter period.
11Vessel

has been sold and it is expected to be delivered to her new Owners by latest September 16, 2024.
12Bareboat chartered-in for a period of eight years.
13Vessel off hire for 3.65 days.
Our Customers
Our customers include

regional and international

companies,

mainly with concentrations

below 10% of

our
gross revenues. During 2023,

only one of our

charterers accounted for 13%

of our revenues.

During 2022,
two

of

our

charterers

accounted

for

34%

of

our

revenues,

in

aggregate,

and

during

2021,

one

of

our
charterers accounted for 10% of our revenues.

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

2023, we

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

The Baltic Dry Index, or BDI, is a daily average of charter rates in 20 shipping routes measured on a time
charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers.
In 2023, the BDI ranged from a low of 530 to a high of 3,346 and closed at 1,714 on April 2, 2024.
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

in 2022

and 28

years
in 2021.
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

2023 generally were

lower as

compared to 2022.

Consistent with these

trends
were the

market values

of

our

dry bulk

carriers. As

charter rates

and vessel

values

partially decreased
during 2023, there can be

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in
2023 and to the date of this annual report.

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

May 1, 2025. In July

2023, MEPC 80 announced

three
new ECA

proposals, including

the Canadian

Arctic waters

and the

North-East Atlantic

Ocean. If

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

to voluntarily use

distillate or other

cleaner alternative fuels

or methods of

propulsion that
are

safe

for

ships

and

could

contribute

to

the

reduction

of

Black

Carbon

emissions

from

ships

when
operating

in

or

near the

Arctic.

MEPC

79

adopted

amendments to

MARPOL

Annex

VI,

Appendix

IX

to
include

the

attained

and

required

CII

values,

the

CII

rating

and

attained

EEXI

for

existing

ships

in

the
required information to

be submitted to

the IMO Ship

Fuel Oil Consumption

Database. In July

2023, MEPC
80 announced three new

ECA proposals, including

the Canadian Arctic

waters and the North-East

Atlantic
Ocean. The amendments will enter into

force on May 1, 2024.

In July 2023, MEPC 80

approved the plan
for reviewing

CII regulations

and guidelines,

which must

be completed

at the

latest by

January 1,

2026.
There

will

be

no

immediate

changes

to

the

CII

framework,

including

correction

factors

and

voyage
adjustments, before the review is completed.
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
In June

2022, SOLAS

also set

out new

amendments that

took effect

on January

1, 2024,

which include
new

requirements for:

(1)

the

design for

safe

mooring operations,

(2)

the

Global

Maritime

Distress and
Safety System (“GMDSS”),

(3) watertight integrity, (4) watertight doors

on cargo ships,

(5) fault-isolation of
fire detection

systems, (6)

life-saving appliances, and

(7) safety

of ships

using LNG

as fuel.

These new
requirements may impact the cost of our operations.
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
analysis

will

not

apply

to

ships

that

already

have

an

installed

BWM

system

certified

under

the

BWM
Convention. These amendments have

entered into force

on June 1,

2022. In December

2022, MEPC 79
agreed that it

should be permitted to

use ballast tanks for

temporary storage of treated

sewage and grey
water.

MEPC 79 also

established that ships

are expected to

return to D-2

compliance after experiencing
challenging uptake water

and bypassing a

BWM system should

only be used as

a last resort. In

July 2023,
MEPC 80 approved a plan for a comprehensive

review of the BWM Convention. over the next

three years
and

the

corresponding

development

of

a

package

of

amendments

to

the

Convention.

MEPC

80

also
adopted further

amendments relating

to Appendix

II of

the BWM

Convention concerning

the form

of the
Ballast Water Record Book, which are expected to

enter into force in February 2025.

A protocol for ballast
water

compliance

monitoring

devices

and

unified

interpretation

of

the

form

of

the

BWM

Convention
certificate were also adopted.
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

surveys when the
anti-fouling systems

are altered

or replaced.

Vessels of 24

meters in

length or

more but

less than

400 gross
tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.
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
PSSR.

Additionally, the BSEE amended the Well Control Rule, effective July 15,

2019, which rolled back
certain

reforms

regarding

the

safety

of

drilling

operations,

and

the

former

U.S.

President

Trump

had

proposed leasing

new sections

of U.S.

waters to

oil and

gas companies

for offshore

drilling.

In January
2021,

U.S.

President

Biden

signed

an

executive

order

temporarily

blocking

new

leases

for

oil

and

gas
drilling

in

federal

waters.

However,

attorney

generals

from

13

states

filed

suit

in

March

2021

to

lift

the
executive order,

and in

June 2021,

a federal

judge in

Louisiana granted

a preliminary

injunction against
the

Biden

administration,

stating

that

the

power

to

pause

offshore

oil

and

gas

leases

“lies

solely

with
Congress.” In August

2022, a federal

judge in Louisiana

sided with Texas

Attorney General Ken

Paxton,
along with

the other

12 plaintiff states,

by issuing

a permanent

injunction against

the Biden

Administration’s
moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in

September 2023,

the Biden

administration announced

a scaled

back offshore

oil drilling

plan,
including just

three oil

lease sales in

the Gulf

of Mexico.

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
expanding federal authority

under the CWA.

Following litigation on

the revised WOTUS rule,

in December
2018, the EPA and Department of the Army proposed a revised,

limited definition of WOTUS. In 2019

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

2021, the EPA and the
Department of

the Army

proposed a

rule that

would reinstate

the pre-2015

definition. .

In January

2023,
the revised WOTUS rule was codified in place

of the vacated NWPR. On May 25, 2023,

the United States
Supreme Court ruled in the case Sackett v. EPA

that only wetlands and permanent bodies of water with a
"continuous surface

connection" to

"traditional interstate

navigable waters"

are covered

by the

CWA, further
narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of the Army
issued the final

WOTUS rule, effective

September 8, 2023,

that largely reinstated

the pre-2015 definition
and applied the Sackett
ruling.

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
On September

15, 2020,

the European

Parliament voted

to include

greenhouse gas

emissions from

the
maritime sector in the European Union’s carbon

market, the EU Emissions Trading System (“EU ETS”)

as
part of its “Fit-for-55”

legislation to reduce

net greenhouse gas

emissions by at

least 55% by 2030.

On July
14, 2021, the European Parliament

formally proposed its plan,

which would involve gradually

including the
maritime sector from

2023 and phasing the

sector in over three-year

period. This will

require shipowners
to buy

permits to cover

these emissions.

The Environment Council

adopted a general

approach on the
proposal

in

June

2022.

On

December

18,

2022,

the

Environmental

Council

and

European

Parliament
agreed to include

maritime shipping emissions within

the scope of

the EU ETS

on a gradual

introduction
of

obligations

for

shipping

companies

to

surrender

allowances

equivalent

to

a

portion

of

their

carbon
emissions: 40% for

verified emissions

from 2024,

70% for 2025

and 100% for

2026. Most large

vessels will
be included

in the

scope of

the EU

ETS from the

start. Big

offshore vessels

of 5,000

gross tonnage and
above will

be included

in the

'MRV'

on the

monitoring, reporting

and verification

of CO2

emissions from
maritime transport

regulation from

2025

and in

the

EU

ETS

from

2027. General

cargo vessels

and off-
shore vessels

between 400-5,000

gross tonnage

will be

included in

the

MRV

regulation from

2025 and
their inclusion in

EU ETS will

be reviewed

in 2026. Furthermore,

starting from January

1, 2026, the

ETS
regulations

will

expand

to

include

emissions

of

two

additional

greenhouse

gases:

nitrous

oxide

and
methane.

Compliance

with the

Maritime

EU

ETS

will

result

in

additional compliance

and

administration
costs

to

properly

incorporate

the

provisions

of

the

Directive

into

our

business

routines.

Additional

EU
regulations

which

are

part

of

the

EU’s

"Fit-for-55,"

could

also

affect

our

financial

position

in

terms

of
compliance and administration costs when they take effect.
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

November 4, 2016

and does not

directly limit greenhouse

gas emissions

from ships. The

U.S.
initially

entered

into

the

agreement,

but

on

June

1,

2017,

the

former

U.S. President

Trump

announced
that the United States intends

to withdraw from the

Paris Agreement, and the

withdrawal became effective
on November 4, 2020.

On January 20, 2021, U.S.

President Biden signed an

executive order to rejoin

the
Paris Agreement,

which the U.S. officially rejoined on February 19, 2021.
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

substantial expenses.

At MEPC

77, the

Member States

agreed to

initiate the

revision of
the Initial

IMO Strategy

on Reduction

of GHG

emissions from

ships, recognizing

the need

to strengthen
the ambition

during the

revision process.

In July

2023, MEPC

80 adopted

a revised

strategy, which includes
an enhanced

common ambition to

reach net-zero

greenhouse gas emissions

from international shipping
around or close to 2050, a

commitment to ensure an uptake of

alternative zero and near-zero greenhouse
gas fuels

by 2030,

as well

as i).

reducing the

total annual

greenhouse gas

emissions from

international
shipping by at

least 20%, striving for

30%, by 2030,

compared to 2008;

and ii). reducing

the total annual
greenhouse gas

emissions from

international shipping

by at

least 70%,

striving for

80%, by

2040, compared
to 2008.
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

Under

the

European

Climate

Law,

the

EU

committed

to

reduce

its

net

greenhouse

gas
emissions by

at least

55% by

2030 through

its “Fit-for-55”

legislation package.

As part

of this

initiative,
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
D.

Property, plants and equipment
Since October 8, 2010, DSS owns

the land and the building where

we have our principal corporate offices
in Athens, Greece.

In addition, in

December 2014,

DSS acquired

a plot of

land jointly with

two other

related
entities from unrelated

individuals and in

November 2021 acquired

an additional part

of this land owned

by
one of our related parties. On July 6, 2023, the

Company purchased the remaining 1/3 from Alpha Sigma
Shipping Corp, a related party company, for the purchase price of $1.2 million and became its sole

owner.
In 2024, we purchased two additional

plots of land from unrelated third parties

for an aggregate amount of
approximately $1.9 million.

All plots

of land

are in the

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
The following table reflects such factors for the periods indicated:

As of and for the
Year Ended December 31,
2023 2022 2021
Fleet Data:
Average number of vessels (1)
41.1 35.4 36.6
Number of vessels at year-end
40.0 42.0 33.0
Weighted average age of vessels at year-end (in

years)

10.5 10.2 10.4
Ownership days (2)

14,986 12,924 13,359
Available days (3)

14,867 12,449 13,239
Operating days (4)

14,824 12,306 13,116
Fleet utilization (5)

99.7% 98.9% 99.1%
Average Daily Results:
Time charter equivalent (TCE) rate (6)

$ 16,713 $ 22,735 $ 15,759
Daily vessel operating expenses (7)

5,704 5,574 5,596
The following table reflects the calculation of our TCE rates for the periods presented:
Year Ended December 31,
2023 2022 2021
(in thousands of U.S. dollars, except for TCE rates, which
are expressed in U.S. dollars, and available days)
Time charter revenues

$ 262,098 $ 289,972 $ 214,203
Less: voyage expenses

(13,621) (6,942) (5,570)
Time charter equivalent revenues

$ 248,477 $ 283,030 $ 208,633
Available days

14,867 12,449 13,239
Time charter equivalent (TCE) rate

$ 16,713 $ 22,735 $ 15,759
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

revenues

that

are

less

predictable

but

may

enable

their

owners

to

capture

increased

profit
margins during

periods of

improvements in

charter rates

although their owners

would be

exposed to the
risk of

declining charter rates,

which may have

a materially adverse

impact on financial

performance. As
we employ vessels

on period charters,

future spot charter

rates may be

higher or lower

than the rates

at
which

we

have

employed

our

vessels

on

period

charters.

Our

time

charter

agreements

subject

us

to
counterparty risk.

In depressed

market conditions,

charterers may

seek to

renegotiate the

terms of

their
existing charter parties or

avoid their obligations under

those contracts. Should

a counterparty fail to

honor
their obligations

under agreements

with us,

we could

sustain significant

losses which

could have

a material
adverse effect on

our business,

financial condition,

results of

operations and

cash flows. Revenues

derived
from

time

charter

agreements

in

2023

decreased

compared

to

previous

years,

due

to

the

significant
decrease in

charter rates,

despite the

increase in

the size

of our

fleet, evident

in the

increase of

the average
number of vessels.

In 2024, the average

number of vessels will

decrease, as currently our

fleet consists of
41 vessels of which 39 vessels in operation, owned and chartered-in, and two under construction,

and we
have agreed to sell one of our vessels. As a result, although we have observed that the time charter rates
have increased

since the

beginning of

2024, we

expect our

revenues in

2024 to

decrease compared

to
2023.

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

2024,
we expect

our voyage

expenses to

decrease compared

to 2023,

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
Vessel Operating Expenses
Vessel operating expenses include

crew wages and

related costs,

the cost of

insurance, expenses

relating
to repairs and

maintenance, the cost

of spares and

consumable stores, tonnage

taxes, environmental

plan
costs

and

HSQ

and

vetting.

Our

vessel

operating

expenses

generally

represent

fixed

costs.

Vessel
operating expenses

have increased

since 2021

due to

the increase

in ownership

days. For

2024, we

expect
our operating expenses to decrease compared to 2023, as a result of the average decrease of the size of the fleet compared to 2023.
Vessel Depreciation

The cost of our

vessels is depreciated

on a straight-line

basis over the estimated

useful life of each

vessel.
Depreciation is based

on the

cost of the

vessel less

its estimated salvage

value. We

estimate the useful
life of

our dry

bulk vessels

to be

25 years from

the date

of initial

delivery from

the shipyard,

which we

believe
is common in the

dry bulk shipping industry.

Furthermore, we estimate the salvage

values of our vessels

based on historical average prices

of the cost of

the light-weight ton of

vessels being scrapped. Effective
July 1, 2023, the Company

changed its estimated

scrap rate of its

vessels from $250 per

lightweight ton to
$400 per lightweight

ton, calculated

based on the

average demolition

prices in

different markets, during

the
last 15 years. During 2022, we

took delivery of ten vessels and

sold one and in 2023,

we took delivery of
one vessel and

sold three. Following

these transactions vessel

depreciation has increased

since 2021.

For
2024, we expect depreciation

expense to decrease due to

the increase of the

scrap rate in 2023

and the
decrease in the number of vessels in our fleet

as in 2024 we have sold one vessel and

we have agreed to
sell another one.
General and Administrative Expenses
We incur general

and administrative

expenses which

include our

onshore related

expenses such

as payroll
expenses

of

employees,

executive

officers,

directors

and

consultants,

compensation

cost

of

restricted
stock

awarded

to

senior

management

and

non-executive

directors,

traveling,

promotional

and

other
expenses of

the public

company,

such as

legal and

professional expenses and

other general expenses.
During the

last three

years, our

general and

administrative expenses

are increasing,

especially in

2023,
mainly due to payroll costs

and donations.

For 2024, we expect our

general and administrative expenses
to increase, due to anticipated increases in payroll and other office expenses. General and administrative expenses are not

affected by the

size of the

fleet. However, they are affected

by the exchange

rate of Euro
to US Dollars,

as about half of our administrative expenses are in Euro.

Interest and Finance Costs
We incur

interest expense and

financing costs

in connection with

vessel-specific debt,

senior unsecured
bond and finance liabilities. As of December 31, 2023 our aggregate debt amounted to $517.0 million and
our finance

liabilities amounted

to $133.3

million. During

2023, we

replaced LIBOR,

being the

reference
rate to calculate interest expense in our loan facilities having a floating rate, with term SOFR through loan refinancings and one loan modification. Interest rates, which have been increasing since the beginning of
2022, continued

to increase

in 2023

and in

combination with

the increased

average debt

outstanding in
2023, interest costs

increased significantly. For 2024,

we expect

interest and finance

costs to remain

at the
same levels with 2023, as we do not expect interest rates to increase,

while debt outstanding is expected
to decrease.

We manage

our exposure

in interest

rates, by

maintaining a

mix of

financing under

agreements with

floating
and fixed

interest rates. More

specifically,

during 2022, we

refinanced part of

our loans

having a floating
interest rate,

with sale

and leaseback

transactions

with fixed

rates. Also,

in 2023,

we entered

into an

interest
rate swap

for 30%

of our

$100 million

loan facility

with DNB,

dated June

26, 2023,

under which

we pay
fixed

interest and

receive floating.

Through these

agreements and

our

bond, also

bearing fixed

interest
rate, we

manage part

of our

exposure in

interest rates

caused by

the remaining

agreements which

bear
floating interest rates.
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

return on investment

include:
●
rates and periods of charter hire;
●
levels of vessel operating expenses;
●
depreciation expenses;
●
financing costs;

●
the effects of COVID-19;
●
the war in the Ukraine;

●
inflation, and

●
fluctuations in foreign exchange rates.
Results of Operations
Year ended December 31, 2023 compared to the year ended December 31, 2022
Time charter

revenues.

Time

charter revenues

decreased by

$27.9 million,

or 9.6%,

to $262.1

million in
2023, compared to $290.0 million

in 2022. The

decrease in time charter

revenues was due to

decreased
average

time

charter

rates,

which

decreased

our

TCE

rate

to

$16,713

in

2023

from

$22,735

in

2022,
representing a 26%

decrease. This decrease

was partly offset

by increased operating

days during 2023,
as

compared

to

last

year.

Operating

days

in

2023

were

14,824

compared

to

12,306

in

2022,

mainly
resulting from the acquisition of eight Ultramax

vessels in the fourth quarter of

2022 and one more in first
quarter of 2023.
Voyage

expenses.

Voyage

expenses

increased

by

$6.7

million,

or

97%,

to

$13.6

million

in

2023

as
compared to $6.9 in 2022.

This increase was mainly due to

the decreased gain on bunkers amounting to
$0.5 million

in 2023

compared to

$8.1 million

in 2022.

The gain

on bunkers

was mainly

due to

the difference
in the

price of

bunkers paid

by the

Company to

the charterers

on the

redelivery of

the vessels

from the
charterers under the previous

charter party agreement and the

price of bunkers paid

by charterers to the
Company on the

delivery of the

same vessels to

their charterers under

new charter party

agreements. This
decrease was partially counterbalanced due to decreased commissions, which is the main part of voyage expenses, and which in 2023 decreased to $13.3 million compared to $14.4 million in 2022.

Vessel operating expenses.
Vessel operating expenses

increased by

$13.5 million,

or 19%,

to $85.5

million
in

2023

compared

to

$72.0

million

in

2022.

The

increase

in

operating

expenses

is

attributable

to

the
increase in

ownership days in

2023, as

a result

of the

acquisition of

eight Ultramax

vessels in

the fourth
quarter of 2022

and one more

in first quarter

of 2023.

Operating expenses

also increased due

to increased
crew

costs, insurances,

spares

and

other consumables.

Total

daily operating

expenses

were $5,704

in
2023 compared to $5,574 in 2022.

Depreciation

and

amortization

of

deferred

charges. Depreciation

and

amortization

of

deferred

charges
increased

by $6.5 million,

or 15%,

to $49.8

million

in 2023,

compared

to $43.3

million

in 2022.

This increase
was due

to the

acquisition of

nine vessels,

as noted

above. This

increase was

partially offset

due to

the
fact that,

effective July 1,

2023, the

Company changed

its estimated

scrap rate

of its

vessels from

$250
per lightweight ton to $400 and the sale of vessel Boston in the fourth quarter of 2023. A further decrease incurred due to decreased amortization of deferred cost as a result of the drydock cost incurred for seven vessels having drydock surveys in 2023 and twelve in 2022.
General and

administrative expenses
. General and admini strati
ve expenses

increased by

$3.6 million,

or
12%,

to

$33.0

million

in

2023

compared

to

$29.4

million

in

2022.

The

increase

was

mainly

due

to

the
increased payroll

costs and

travelling expenses.

A further

increase by

$0.6 million

was attributed

to donations.
Management fees to related party.

Management fees to a related party increased

by $0.8 million, or 160%
to $1.3 million in 2023 compared

to $0.5 million in 2022. The increase

was attributable to increased average
number of vessels managed

by DWM in 2023 compared to 2022, due to the acquisition of three Ultramax vessels

in

the

fourth

quarter

of

2022

and

one

more

in

first

quarter

of

2023,

whose management

was
assigned to DWM.

Gain

on

sale

of

vessels.

Gain

on

sale

of

vessels

increased

by

$2.4

million,

or

83%,

to

$5.3

million

which
resulted

from

the

sale

of

vessels
Aliki,

Melia

and

Boston
in

2023

compared

to

$2.9 million

in

2022

which
resulted from the sale of Baltimore

in 2022.

Insurance recoveries
. Insurance recoveries amounted to null balance in 2023,

compared to $1.8

million in
2022

which

consisted

of amounts

received from

our insurers

for claims

covered under

the insurance

policies
during 2022.

Interest expense

and finance

costs.

Interest expense

and finance

costs increased

by $21.9

or 80% to
$49.3

million

in 2023

compared

to $27.4

million

in 2022.

The increase

was primarily

attributable to

increased
average outstanding

balance of

debt and

finance liabilities

in 2023,

resulting from

the refinances

performed.
A

further

increase

was

also

derived

from

increased

average

interest

rates

resulting

from

our

loan
agreements, having

a variable

interest rate.

In 2023,

the weighted

average interest

rate of

our secured

loan
agreements was 7.3% compared to 3.8% in 2022.
Interest and other income
. Interest and other income increased by $5.5 million, or 204%, to $8.2 million in
2023 compared

to $2.7

million in

2022. The

increase is

mainly attributable

to increased

deposit rates

in
2023 compared to 2022.

Loss on extinguishment

of debt.
In 2023, loss on

extinguishment of debt increased

by $0.3, or 75%

to $0.7
million and consisted of the prepayment in full of six loan agreements refinanced by other banks. In 2022, loss on extinguishment

of debt amounted

to $0.4 million

and consisted of

financing costs written

off as a
result of the early prepayment of

the outstanding balances of loans attributed

to one vessel sold and three
vessels refinanced in sale and leaseback transactions in 2022.

Loss on

derivatives
. Loss on

derivates

amounted
to $0.4 million

in 2023

and represents the

fair value of
an interest

rate swap

dated July

6, 2023

in which

the Company

entered into

with DNB.

The notional

amount
of the agreement is $30 million and the Company pays a fixed rate of 4.268% and receives floating under term SOFR.
Gain on

related party

Investments.
Gain on

related party

Investments amounted

to $1.5

million in

2023,
compared to $0.6 million

in 2022. On October 17,

2023, the Company realized

a gain of $1.7 million

which
derived from the

conversion of 9,793

of the

10,000 Series C

Preferred shares of

OceanPal to 3,649,474
common shares of OceanPal, having a fair

value of $9.2 million, based on the closing

price of OceanPal’s
common

shares

on

the

date

of

conversion.

This

gain

was

the

difference

between

the

book

value

of
OceanPal’s Series

C Preferred

shares and

the fair

value of

the converted

common shares

and was

partially
offset by an unrealized

loss of $1.0

million, resulting from

the measurement

of OceanPal’s common

shares
at fair value on

December 31, 2023,

based on the

closing price of the

shares on that

date. Additionally, the
Company distributed to

its shareholders as

a noncash dividend,

its 13,157 Series

D Preferred Shares

of
OceanPal,

which

resulted

in

gain

of

$0.8

million.

The

gain

of

$0.6

million

in

2022

represents

the

gain
recognized upon the

distribution of 25,000

Convertible Series D

Preferred Shares of

OceanPal Inc.

as a
noncash dividend to

the Company's shareholders,

being the difference

between the carrying

value and the
fair value of the Series D Preferred Shares on the date of the dividend declaration.
Gain on deconsolidation of

subsidiary.
Gain on deconsolidation of

subsidiary amounted to

$0.8 million in
2023 and represents the gain from the Company’s 25% interest in Bergen Ultra measured at fair value on
the date of its deconsolidation from the Company’s financial statements.
Unrealized gain on equity

securities.
Unrealized gain on equity

securities amounted to $2.8

million in 2023
and resulted from the measurement of equity securities,

having a book value of $17.9 million, at fair value
of $20.7 million on December 31, 2023, determined through Level

1 of the fair value hierarchy.
Unrealized gain on

warrants.
Unrealized
gain on warrants

amounted $1.6 million

in 2023, which

resulted
from the fair value adjustment

as of December 31, 2023

of the value of the

22,613,070 warrants issued on
December 14, 2023.

Gain/(loss) from equity method

investments.
In 2023, loss

from equity method

investments,

amounted to
$0.3 million,

compared to

a gain

of $0.9

million in

2022

The loss

in 2023

is attributed

to a

loss of

$0.7
million from

our 45.45%

interest in

Windward, which

was partly

offset by

a gain

of $0.2

million from

our
50% interest in DWM,

and a gain of

$0.2 million from

our 25% interest

in Bergen. The

gain in the prior

year
derived from our 50% interest in DWM.
Year ended December 31, 2022 compared to the year ended December 31, 2021
For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial

Review and Prospects” in our Annual Report

on Form 20-
F,

for the year ended December 31, 2022 filed with the SEC on March 27,

2023.
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

As

of

December

31,

2023

and

2022,

working

capital,

which

is

current

assets

minus

current

liabilities,
including the current

portion of long-term

debt and finance

liabilities, amounted to

$97.1 million and

$9.0
million, respectively. The increase in working capital

is mainly due to increased

cash and cash equivalents
and our investment in equity securities amounting to $20.7 million,

which did not exist in the prior year.

In
addition, the

Company’s current

portion of

long-term debt

decreased compared

to last

year as

in 2022,
current

portion of

long-term debt

included a

balloon of

$43.8 million

under

one

of

our

loan

agreements
which was refinanced in 2023.
Cash and

cash equivalents,

including restricted

cash, was

$121.6 million

as of

December 31,

2023 and
$97.4

million

as

of

December

31,

2022.

Restricted

cash

mainly

consists

of

the

minimum

liquidity
requirements under

our loan

facilities. As

of December

31, 2023

and 2022,

restricted cash

amounted to
$20.0 million and $21.0 million, respectively. We consider highly liquid investments such as time deposits,
certificates of deposit

and their equivalents

with an original

maturity of up

to about three

months to be

cash
equivalents. Time deposits

with maturity above

three months are

removed from cash

and cash equivalents
and are separately presented

as time deposits. As

of December 31, 2023,

the time deposits above

three
months amounted to

$40.0 million,

compared to $46.5

million as

of December 31,

2022. Cash and

cash
equivalents are primarily held in U.S. dollars.
Net Cash Provided by Operating Activities
Net cash provided by operating

activities decreased by $88.5 million,

or 56%.

In 2023, net cash

provided
by

operating

activities

was

$70.4 million

compared

to

net

cash

provided

by

operating

activities

of
$158.9 million in

2022. This

decrease in

cash from

operating activities

was mainly

attributable to

decreased
revenues

as

a

result

of

decreased

average

time

charter

rates

compared

to

2022.

Cash

provided

by
operating

activities

was

also

affected

by

our

investment

in

equity

securities

acquired

in

2023

for

$17.9
million. This decrease was

partly offset by decreased

dry-docking costs incurred

for seven vessels in

2023
compared to twelve vessels in 2022.

Net Cash Used in Investing Activities
Net cash

provided by investing

activities was $24.9

million for

2023, which consists

of $29.7 million

paid
for vessel acquisitions and improvements due to new regulations; $36.6 million of proceeds from the sale
of three

vessels in

2023; $10.5

million paid to

acquire investments in

Windward and

Cohen; $1.0 million

cash divested from deconsolidation

of Bergen Ultra;

decreased investment by $6.5

million in time deposits
with

maturity

above

three months;$25.2

million

proceeds

from

convertible

loan

with

limited

partnership;
$0.2 million paid to acquire other assets; and $2.0 million relating to the acquisition of equipment.
Net cash used in investing activities was $273.1 million for 2022, which consists of $230.3 million paid for vessel acquisitions

and improvements

due to

new regulations;

$4.4 million

of proceeds

from the

sale of
one vessel in 2022; $46.5 million investment in

time deposits with maturity above three months; and $0.7
million relating to the acquisition of equipment.
Net Cash Provided by Financing Activities
Net cash used in

financing activities was $71.1 million for

2023, which consists of $57.7

million proceeds
from issuance of long term debt and finance liabilities; $79.8 million of indebtedness and finance liabilities that we repaid; $5.8 million and $41.4 million of

cash dividends paid on our preferred and common stock,
respectively; and $1.8 million of finance costs paid in relation to new loan agreements.
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

2022 Annual

Report filed

on Form

20-F with

the SEC

on

March 27,
2023.
Capital Expenditures
We make capital expenditures in connection with vessel acquisitions and constructions, which we finance with

cash

from

operations,

debt

under

loan

facilities

at

terms

acceptable

to

us,

sale

and

leaseback
agreements and with funds from equity issuances.

As of

the date

of this

annual report,

we have

entered into

two agreements

for the

construction of

two 81,200
dwt methanol

dual fuel

new-building Kamsarmax dry

bulk vessels, for

$46 million each.

The vessels

are
expected to be delivered

to the Company by

the second half

of 2027 and

the first half of

2028 respectively.
On February 15, 2024,

we paid an aggregate

amount of $16.1

million, representing 17.5%

of the purchase
price of

both vessels.

Additionally,

we have

committed to

contribute Euro

50 million

to Windward

for the
construction of four CSOVs, with deliveries scheduled to

occur between the third quarter of 2025

and the
fourth quarter

of 2026.

As of

the date

of this

report, we

have paid

an aggregate

of Euro

24.3 million,

or
$26.1 million.

We also

expect to

incur capital

expenditures

when our

vessels undergo

surveys. This

process
of recertification may

require us

to reposition these

vessels from a

discharging port to

shipyard facilities,
which will reduce our operating days during the period. We may also incur capital expenditures for vessel improvements to meet new regulations. In the next twelve

months, we will require capital to fund ongoing
operations, debt

service, the

payment of

our preferred

dividends and

the payment

of our

bareboat charters.

As of the date of this annual report,

we have contracted revenues covering around 71% of our ownership days in 2024, in time charter agreements

having an average time charter

rate in excess of our break-even
rate as of

December 31, 2023,

and we have

also fixed around

12% of our

ownerships days in

2025. We
believe that contracted and

anticipated revenues will

result in internally generated

cash flows and together
with available cash and

cash equivalents,

which as of December

31, 2023 amounted to

$101.6 million and
having additional investments

in time

deposits of $40.0

million which mature

in 2024, will

be sufficient to

fund

such

capital

requirements.

Should

time

charter

rates

remain

at

current

levels

as

our

time

charter
agreements are due for renewal

during the year, we believe that we will be able to have

sufficient funds to
cover our

capital expenditures

in the

long-term. We

may also

incur additional

debt to

finance part

of the
construction cost of our methanol vessels on order.
Long-term Debt and Finance Liabilities
As of

December 31,

2023, we

had $517.0

million of

long term

debt outstanding

under our

facilities and
Bond, under the agreements described below.
Secured Term Loans
On January 4,

2017, we

drew down

$57.24 million,

under a

secured loan

agreement with

the Export-Import
Bank

of

China,

dated

January

7,

2016,

to

finance

part

of

the

construction

cost

of
San

Francisco

and
Newport News
, both

delivered on January

4, 2017. The

loan is payable

in equal quarterly

instalments of
about $1.0 million each,

the last of

which is payable by

January 4, 2032. On

July 19, 2023, we

amended
the terms of

the loan

to replace

LIBOR with

term SOFR

and the

margin was

increased from

2.3% to

2.45%.
On September 30, 2022, we entered into a $200 million loan agreement to finance the acquisition price of
9 Ultramax vessels.

The Company drew

down $197.2 million under

the loan, in

tranches for each

vessel
on their

delivery to

the Company

but prepaid

$21.9 million

in December

2022 due

to a

vessel sale

and
leaseback transaction.

The loan

is repayable

in equal

quarterly instalments

of an

aggregate amount

of $3.7
million, and a balloon of $100.9

million payable together with the last

instalment on October 11, 2027. The
loan bears interest at term SOFR plus a margin of 2.25%.
On

April

12,

2023,

we

entered

into

a

$100

million

term

loan

facility

with

Danish

Ship

Finance

A/S

to
refinance an

aggregate of

$75.2 million

outstanding balance

under existing

loans with

BNP Paribas

and
working

capital.

The

loan is

repayable

in

twenty equal

consecutive

quarterly instalments

of

$3.3 million
each and

a balloon

of $34

million payable together

with the

last instalment

on April

19, 2028,

and bears
interest at term SOFR plus a margin of 2.2%.
On

June

20, 2023,

the

Company

entered into

a $22.5

million loan

agreement with

Nordea to

refinance
$20.9

million

outstanding

balance

of

an

existing

loan.

The

new

loan

is

repayable

in

equal

quarterly
instalments of

about $1.1

million and

bears interest

at term

SOFR plus

a margin

of 2.25%.

The loan

matures
on June 27, 2028.
On June

26, 2023,

we entered

into a

$100 million

loan agreement

with DNB

Bank ASA,

or DNB,

to refinance
an aggregate

of $68.7

million outstanding

balance under

existing loans

with ABN

AMRO Bank

N.V,

and
for

working

capital

purposes.

The

loan

is

repayable

in

equal

quarterly

instalments

of

$3.8

million

until
December

27,

2029,

and

bears

term

SOFR

plus

a

margin

of

2.2%,

subject

to

sustainability

margin
adjustment. Additionally,

the loan

is subject to

a margin

reset, according to

which the

borrowers and the
lenders will enter

into discussions to

agree on a

new margin. Unless

the parties agree

on a new

margin,
the loan will be mandatorily

repayable on June 27, 2027.

As part of the loan

agreement, on July 6, 2023,
we

entered

into

an

interest

rate

swap

with

DNB

for

a

notional

amount

of

$30

million

and

quarterly
amortization of

$1.2 million.

Under the

interest rate

swap, we

pay a

fixed rate

of 4.268%

and receive

floating
under term

SOFR. The swap

has a

termination date

on December 27,

2029, and

a mandatory break

on
June 27, 2027, which is the margin reset date of

the loan, according to which the swap will be terminated
if the loan is prepaid. As of December 31, 2023, the

interest rate swap was a liability having a fair value

of
$0.4 million.
Under

the

secured

term

loans

outstanding

as

of

December

31,

2023,

33

vessels

of

our

fleet

were
mortgaged with

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

As of December 31, 2022 and

2023, and the date of this

annual report, we were in compliance with

all of
our loan covenants.
Senior Unsecured Bond due 2026
On June 22, 2021,

the Company issued a

$125 million senior

unsecured bond maturing in

June 2026. The
bond ranks ahead of subordinated capital and ranks the

same with all other senior unsecured obligations
of

the

Company

other

than

obligations

which

are

mandatorily

preferred

by

law.

Entities

affiliated

with
executive officers and

directors of the

Company purchased an

aggregate of $21

million principal amount
of

the

bond. The

bond bears

interest at

a US

Dollar fixed-rate

coupon of

8.375%

and

is payable

semi-
annually in

arrears in

June and

December of

each year.

The bond

is callable

in whole

or in

part in

June
2024 at a price

equal to 103.35%

of nominal value;

between June 2025

to December 2025

at a price

equal
to 101.675%

of nominal

value and

after December

2025 at

a price

equal to

100% of

nominal value.

On
June

29,

2023,

we

repurchased

$5.9

million

nominal

value

of

the

bond

and

recognized

a

loss

of

$0.2
million. The bond includes financial and other covenants and is trading at

Oslo Stock Exchange under the
ticker symbol “DIASH02”.

Finance Liabilities
On March 29, 2022, we entered into a $50 million sale and leaseback agreement with an unaffiliated third party,

for a

period of ten

years, under which

we pay

hire, monthly in

advance and we

have the option

to
repurchase the vessel after the

end of the third year of

the charter period, or each

year thereafter, until the
termination

of the

lease, at

specific prices,

subject to

irrevocable and

written notice

to

the

owner.

If not
repurchased earlier, we have the obligation to repurchase the vessel for $16.4 million, on the expiration of
the lease on the tenth year.

On August 17, 2022,

we entered into two

sale and leaseback agreements with two

unaffiliated Japanese
third parties, for

an aggregate amount

of $66.4 million,

for a period

of eight years,

each,

under which we
pay hire, monthly in advance,

and we have the option to purchase the vessels at the end of the third year of

each

vessel's

bareboat

charter

period,

or

each

year

thereafter,

until

the

termination

of

the

lease,

at
specific prices, subject to irrevocable

and written notice to the

owner. If

not repurchased earlier,

we have
the

obligation to

repurchase the

vessels for

$13.0

million, each,

on the

expiration of

each

lease on

the
eighth year.
On

December

6,

2022,

we

entered

into

a

sale

and

leaseback

agreement

for

$29.9

million

with

an
unaffiliated third party, for

a period of

ten years,

under which

we pay

hire, monthly

in advance,

and we

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

Commitments and Contingencies
On March 30,

2023, we entered

into a corporate

guarantee with Nordea

under which we

guaranteed the
performance by

Bergen Ultra,

an

equity method

investee

owning one

dry

bulk

carrier,

of

its

obligations
under a loan

agreement with

the bank maturing

on March 30,

2028. The Company

considers the likelihood
of

having

to

make

any

payments under

the

guarantee to

be

remote,

as the

loan

is

also

secured by

an
account pledge by Bergen,

first preferred mortgage on

the vessel, a first priority

general assignment of the
earnings, insurances

and requisition

compensation of

the vessel,

a charter

party assignment,

a partnership
interests

security

deed,

and

a

manager’s

undertaking.

As

of

December

31,

2023,

the

loan

had

an
outstanding balance of $14.8 million.

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

In 2023,

the BDI
ranged from a low

of 530 to a

high of 3,346 and

closed at 1,714 on

April 2, 2024. Although

there can be no
assurance that the dry bulk charter market will not

decline further,

as of the date of this annual report,

we
have fixed

about 62%

of our

fleet ownership

days in

2024 at

rates above

our break-even

rate. Nevertheless,
our

revenues

and

results

of

operations

in

2024 will

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

the

average

of

historical

1

year

time

charter

rates

of

the

available

period.

The

historical

ten-year
average rate

used in

2023 to

calculate undiscounted

projected net

operating cash

flow was

$12,775 for
Panamax,

Kamsarmax

and

Post-Panamax

vessels,

$16,608

for

Ultramax

vessels

and

$16,115

for

our
Capesize

and

Newcastlmax

vessels,

compared

to

$12,431,

16,876

and

$16,128,

respectively

in

2022.
Other assumptions

used in

developing estimates

of future

undiscounted cash

flow are

the charter

rates
calculated for

the fixed

days using

the fixed

charter rate

of each

vessel from

existing time

charters, the
expected outflows

for scheduled

vessels’ maintenance;

vessel operating

expenses; fleet

utilization, and
the vessels’ residual

value if sold

for scrap. Assumptions

are in line

with our

historical performance

and our
expectations for future

fleet utilization under

our current fleet

deployment strategy. The difference between
the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the
Company's accounts as impairment loss. Although no impairment loss was identified or recorded in 2023,
according

to

our

assessment,

the

carrying

value

plus

unamortized

deferred

cost

of

vessels

for

which
impairment indicators existed as of December 31, 2023, was $378.2

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

2023 and

2022 and

(ii)

what we
believe the charter-free market value of each of

our vessels was as of December 31,

2023 and 2022, the
aggregate

carrying

value

of

12

and

17

of

the

vessels

in

our

fleet

as

of

December

31,

2023

and

2022,
respectively,

exceeded their

aggregate charter-free

market value

by

approximately $49

million and

$83
million, respectively,

as noted

in the

table below.

This aggregate

difference represents

the

approximate
analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold

all of such

vessels at

December 31,

2023 and

2022, on a

charter-free basis,

on industry

standard
terms, in

cash transactions, and

to a

willing buyer where

we were not

under any compulsion

to sell,

and
where the buyer was

not under any compulsion

to buy. For purposes of this

calculation, we have assumed
that these 12 and 17 vessels

would be sold at a price

that reflects our estimate of

their charter-free market
values as of December 31, 2023 and 2022, respectively.

Vessel Dwt Year Built
Carrying Value plus unamortized
deferred cost

(in millions of US dollars)
2023 2022
1 Alcmene 93,193 2010

9.6

10.1
2 Aliki 180,235 2005

-

13.0
3 Amphitrite 98,697 2012

14.0

14.7
4 Artemis 76,942 2006

11.0

11.9
5 Astarte 81,513 2013

18.0

19.1
6 Atalandi 77,529 2014

15.7

16.4
7 Boston 177,828 2007

-

18.2
*
8 Crystalia 77,525 2014

15.4

16.1
9 Electra 87,150 2013

14.1

14.9
10
G.P.

Zafirakis
179,492 2014

22.1

23.0
11 Houston 177,729 2009

18.4

19.4
12 Ismene 77,901 2013

11.7

10.6
13 Leto 81,297 2010

12.9

13.7
14 Los Angeles 206,104 2012

23.5

24.8
15 Maera 75,403 2013

11.7

12.3
16 Maia 82,193 2009

12.4

13.4
17 Medusa 82,194 2010

12.4

13.1
18 Melia 76,225 2005

-

10.8
19 Myrsini 82,117 2010

14.2

15.1
20 Myrto 82,131 2013

17.8

18.9
21 New Orleans 180,960 2015

31.6

33.1
*
22 New York 177,773 2010

14.0

14.5
23 Newport News 208,021 2017

40.5

42.4
*
24
P.S.

Palios
179,134 2013

35.3
*

37.4
*
25 Phaidra 87,146 2013

13.5

13.0
26 Philadelphia 206,040 2012

24.2

25.5
27 Polymnia 98,704 2012

14.2

15.0
28 San Francisco 208,006 2017

40.6

42.5
*
29 Santa Barbara 179,426 2015

34.8
*

36.4
*
30 Seattle 179,362 2011

21.3

22.6
31 Selina 75,700 2010

9.1

9.3
32 Semirio 174,261 2007

16.1

17.6
*
33 LEONIDAS P.C. 82,165 2011

20.8
*

21.7
*
34 Florida 182,063 2022

57.0

59.1
*
35 DSI Pyxis 60,362 2018

35.6
*

36.1
*
36 DSI Pollux 60,446 2015

29.9
*

31.4
*
37 DSI Phoenix 60,456 2017

32.7
*

34.3
*
38 DSI Polaris 60,404 2018

36.2
*

36.9
*
39 DSI Andromeda 60,309 2016

31.8
*

33.3
*
40 DSI Aquila 60,309 2015

29.9
*

31.5
*
41 DSI Pegasus 60,508 2015

28.8
*

30.3
*
42 DSI Altair 60,309 2016

31.3
*

32.5
*
43 DSI Aquarius 60,309 2016

31.0
*

-
Total

4,915,571

915

966

_______________________________
*
Indicates dry bulk

vessels for which

we believe, as

of December 31,

2023 and 2022,

the charter-free

market value
was lower than the vessel’s

carrying value plus unamortized deferred

cost. We believe that the

aggregate carrying
value

plus

unamortized

deferred

cost

of

these

vessels

exceeded

their

aggregate

charter-free

market

value

by
approximately $49 million and $83 million, respectively.

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
11
% to

result in

impairment of

individual
long-lived assets

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
Ultramax
$16,608 $12,195
Panamax/Kamsarmax/Post-Panamax
$12,775

$9,314
Capesize/Newcastlemax $16,115 $11,721

It should be

noted that as

of December 31,

2023, twelve of

our vessels, having

indication of impairment,
would be affected by a

reduction in time charter

rates below the average break-even

rate. Additionally, the
use of the 1-year,

3-year and 5-year average blended rates

would not have any effect

on the Company’s
impairment analysis and as such on the Company’s results of operations:
Vessel type
1-year
(period)
Impairment
charge
(in USD
million)
3-year
(period)
Impairment
charge
(in USD
million)
5-year
(period)
Impairment
charge
(in USD
million)
Ultramax $15,131 - $20,740 - $17,191 -
Panamax/Kamsarmax/Post-
Panamax $13,536 - $18,618 - $15,652 -
Capesize/Newcastlemax $15,623 - $19,900 - $17,974 -
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
Name

Age

Position
Semiramis Paliou

49

Class III Director and Chief Executive Officer

Simeon Palios

82

Class I Director and Chairman
Anastasios Margaronis

68

Class I Director and President
Ioannis Zafirakis

52

Class I Director, Chief Financial Officer, Chief
Strategy Officer, Treasurer and Secretary
Konstantinos Psaltis

85

Class II Director
Kyriacos Riris

74

Class II Director
Apostolos Kontoyannis

75

Class III Director
Konstantinos Fotiadis

73

Class III Director
Eleftherios Papatrifon

54 Class II Director
Simon Frank Peter Morecroft 65 Class II Director
Jane Sih Ho Chao 48 Class I Director
Maria Dede 51 Chief Accounting Officer
Margarita Veniou 45 Chief Corporate Development, Governance &
Communications Officer
Maria Christina Tsemani 45 Chief People Officer
The term of our

Class I directors expires

in 2024, the term

of our Class

II directors expires in

2025, and the
term of our Class III directors expires in 2026.

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

OceanPal Inc. since
November 2021. Ms. Paliou is

the Chairperson of the Hellenic Marine

Environment Protection Association
(HELMEPA),

a

position she

has

held

since June

2020,

while she

joined its

board of

directors in

March
2018. As of July 2023, she serves as

Chairperson of INTERMEPA. She

is also a member of the board

of
directors

of

the

UK

P&I

Club

since

November

2020,

member

of

the

Union

of

Greek

Shipowners

since
February 2022 and

member of the

Global Maritime Forum

since April 2022.

She is Vice-Chairperson

of the
Greek committee of Det

Norske Veritas, a member of the

Greek committee of Nippon

Kaiji Kyokai, Bureau
Veritas, American Bureau of Shipping and Hellenic War Risks
Ms. Paliou

has over

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

(ex.

Diana
Containerships Inc.).

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
January 13,

2010 until

February 28,

2022, Mr. Palios

also served

as the

Chairman of

the Board

of Directors
of Performance Shipping Inc. (ex. Diana Containerships Inc.) and as Chief

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

Inc. (ex. Diana Containerships Inc.).
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
Ioannis Zafirakis has served
as a Director and

Secretary of Diana

Shipping Inc. since February

2005 and
Chief Financial Officer (Interim Chief

Financial Officer until February 2021) and

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

Director

of

OceanPal

Inc.

since

April

2021.

He

has

also

served

as

the

President,
Secretary and

Interim Chief Financial

Officer of

OceanPal Inc.

from November 2021

to April

2023. He

is
also member of the Executive Committee of OceanPal Inc.

From June 1997 to

February 2005, Mr.

Zafirakis was employed by

Diana Shipping Agencies S.A., where
he held

a number

of positions in

finance and

accounting. From January

2010 to

February 2020,

he also
served as Director and Secretary of Performance Shipping Inc. (ex. Diana Containerships Inc.), where he held various executive positions such as Chief Operating Officer and Chief Strategy

Officer.

Mr. Zafirakis is

a member

of the

Business Advisory

Committee of

the Shipping

Programs of

ALBA Graduate
Business School at

The American College of

Greece. In 2024,

Mr.

Zafirakis attended and completed

the
Advanced

Management

Programme

at

INSEAD

Business

School

in

Singapore.

Mr.

Zafirakis

has

also
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

Belgian
corporation, while he

is currently the

Vice Chairman of

the Board and

the Chairman of

the Audit and

the
Risk Committee of the Group.
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

Committee of

Performance Shipping

Inc. (ex.

Diana Containerships

Inc.) from

the completion

of Performance

Shipping Inc.

(ex. Diana

Containerships
Inc.)’s private offering until

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

she also serves as

the Finance Manager and Chief

Accounting Officer of Diana
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

OceanPal Inc.
and she has also served

as the company’s Board Secretary

since April 2023. She is

the General Manager
of Steamship Shipbroking Enterprises Inc., a position she has held since April 2014.

From

January

2010

to

February

2020,

Ms.

Veniou

also

held

the

position

of

Corporate

Planning

&
Governance Officer of Performance Shipping Inc. (ex. Diana Containerships

Inc.).
Ms. Veniou

holds a bachelor's

degree in Maritime

Studies and a

master's degree in Maritime

Economics
&

Policy

from

the

University

of

Piraeus,

Greece.

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

20 years

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

for 2023

was $6.6

million. Since
June 1, 2010, Steamship, a related party,

as described in "Item 7. Major Shareholders and

Related Party
Transactions—B. Related

Party Transactions"

has provided

to us

brokerage services.

Under the

Brokerage
Services

Agreements

in

effect

during

2023,

fees

for

2023

amounted

to

$3.9

million

and

we

also

paid
commissions

for

vessel

sales

and

purchases

amounting to

$0.9

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

of the member

of the audit

committee who
receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2023, fees
and expenses of our non-executive directors amounted to $0.5 million.
We do not have a retirement plan for our officers or directors.

Equity Incentive Plan
In November 2014, our board of directors approved, and the Company adopted the 2014

Equity Incentive
Plan for 5,000,000

shares of common

stock, amended on

May 31, 2018

to increase the

shares of common
stock to

13,000,000 and

further amended

on January

8, 2021,

referred to

as “the

Plan”, to

increase the
number

of

shares

of

common

stock

available

for

the

issuance

of

equity

awards

by

20

million

shares.
Currently, 11,144,759

shares remain reserved for issuance under the Plan.

Under the Plan, the Company’s

employees, officers and directors

are entitled to receive

options to acquire
the

Company’s

common

stock.

The

Plan

is

administered

by

the

Compensation

Committee

of

the

Company’s Board of Directors, or such other committee of the Board as may be designated by the Board.
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
During 2023 and as of the

date of this annual report, our

board of directors awarded

an aggregate amount
of 1,750,000

shares and

2,300,000 shares,

respectively of

restricted common

stock, of

which 1,487,500
shares and 1,955,000

shares, respectively were

awarded to senior

management, and 262,500

shares and
345,000 shares, respectively,

were awarded to non-employee

directors. All restricted shares

vest ratably
over

three

years,

The

restricted

shares

are

subject

to

forfeiture

until

they

become

vested.

Unless

they
forfeit, grantees

have the

right to

vote, to

receive and

retain all

dividends paid

and to

exercise all

other
rights, powers and privileges of a holder of shares.

In 2023, compensation

costs relating

to the aggregate

amount of

restricted stock

awards amounted

to $9.9
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
Clawback Policy
In December 2023,

our Board

of Directors

adopted a policy

regarding the

recovery of erroneously

awarded
compensation (“Clawback Policy”) in accordance with the applicable rules of

NYSE and Section 10D and
Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to

material noncompliance with any

financial reporting requirements under
U.S. securities

laws or

otherwise erroneous

data or

if we

determine there

has been

a significant

misconduct
that causes material financial, operational

or reputational harm, we shall

be entitled to recover a portion

or
all of

any incentive-based

compensation, if

any,

provided to

certain executives

who, during

a three-year
period

preceding

the

date

on

which

an

accounting

restatement

is

required,

received

incentive
compensation

based

on

the

erroneous

financial

data

that

exceeds

the

amount

of

incentive-based
compensation the executive would have received based on

the restatement.
Our

Clawback

Policy

shall

be

administered

by

our

Compensation Committee

who

has

the

authority,

in
accordance with

the applicable

laws, rules

and regulations,

to interpret

and make

determinations

necessary
for the administration of the

Clawback Policy,

and may forego recovery in

certain instances, including if it
determines that recovery would be impracticable.

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

December

31,

2023,

2022

and
2021.

Year Ended December 31,

2023 2022 2021
Shoreside

11 2 113 111
Seafaring

906 907 708
Total

1,018 1,020 819

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
Title of Class Identity of Person or Group

Number of
Shares Owned

Percent of
Class
*

Common Stock,

Semiramis Paliou (1)

23,750,097

19.8%
par value $0.01 Anastasios Margaronis (2) 12,114,535 10.1%
Sea Trade Holdings Inc. (3) 19,165,545 16.0%

All other officers and directors as a group (4)

12,316,914

10.3%
* Based on 119,962,917 common shares outstanding as of April 1, 2024.

(1)

Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 19.8% beneficially owned through Tuscany Shipping Corp., or Tuscany,

and through 4 Sweet Dreams S.A., as the result
of her ability to

control the vote and

disposition of such entities.

The shares include 5,427,977
shares

of

common

stock

issuable

to

Semiramis Paliou

upon

exercise

of

3,527,501

warrants
distributed on December 14, 2023. As of December 31, 2021, 2022 and 2023, Mrs. Semiramis
Paliou

owned

indirectly

17.8%,

18.9%

and

20.3%,

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
Series C Preferred Stock entitle the holder thereof to 1,000 votes on all matters submitted to a vote of

the common

stockholders of

the Company.

Each share

of Series

D Preferred

Stock
shall entitle

the holder

thereof to

two hundred

thousand (200,000)

votes on

all matters

submitted
to a

vote of

the stockholders

of the

Company, provided however, that, notwithstanding

any other
provision of the

Series D Preferred Stock

statement of designation, to

the extent that

the total
number of votes one

or more holders of

Series D Preferred Stock is

entitled to vote (including
any voting

power of

such holders

derived from

Series D

Preferred Stock,

shares of

Common
Stock or any other

voting security of

the Company issued

and outstanding

as of the date

hereof
or that

may be

issued in

the future)

on any

matter submitted

to a

vote of

stockholders of

the
Company would exceed 36.0% of the total

number of votes eligible to be cast

on such matter,
the total

number of votes

that holders

of Series D

Preferred Stock may

exercise derived from
the Series D Preferred Stock together with Common Shares and any other voting securities of

the Company beneficially

owned by such

holder, shall

be reduced to

36% of the

total number
of votes that may be cast on such matter submitted to a vote of stockholders.
(2)

Mr. Anastasios

Margaronis,

our

President

and

a

member

of

our

board

of

directors

may

be
deemed to

beneficially own

Anamar Investments

Inc. and

Coronis Investments

Inc. as

the result
of his ability to control the vote and disposition of such entities, for an aggregate of 12,114,535 shares.

These

shares

include

2,758,710

shares

of

common

stock

issuable

to

Anastasios
Margaronis upon exercise of 1,792,814 warrants distributed on December

14, 2023.

(3)

This information

is derived

from a

Schedule 13G/A

filed with

the SEC

on February

12, 2024,
adjusting the percentage figure based

on the common shares issued

and outstanding as of the
date of

this report.

The shares

include 4,422,817

shares of

common stock

issuable to

Sea Trade
Holdings Inc. upon the exercise of 2,948,545 warrants distributed on December

14, 2023.
(4)

Ms. Semiramis

Paliou

and

Mr. Anastasios

Margaronis

are

our

only

directors

or

officers

that
beneficially own

5% or

more of

our outstanding

common stock.

Mr.

Ioannis Zafirakis

may be
deemed

to

beneficially

own

3,089,992

shares,

or

2.6%

of

our

outstanding

common

stock,
beneficially

owned

through

Abra

Marinvest

Inc.;

and

Mr.

Simeon

Palios

may

be

deemed

to
beneficially

own

5,017,536

shares,

or

4.2%

of

our

outstanding

common

stock,

beneficially
owned

through

Taracan

Investments

S.A.

and

Limon

Compania

Financiera

S.A.

All

other
officers and directors each own less than 1% of our outstanding common stock.

As of April 1, 2024,

we had 83 shareholders of record, 65

of which were located in the

United States and
held an

aggregate of

105,578,632 of

our common

shares, representing

88.01% of

our outstanding

common
shares. However,

one of

the U.S.

shareholders of

record is

CEDE &

CO., a

nominee of

The Depository
Trust Company,

which held 104,663,529

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

Preferred Shares. As

of October 17,

2023
we own

207 shares

of OceanPal’s

Series C

Convertible Preferred

Shares issued

to us

in the

OceanPal
spin-off.

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

On September

20, 2022,

we acquired

25,000 Series

D Preferred

Shares, par

value $0.01

per share,

as
part

of

the

consideration

provided

to

us

for

the

acquisition

of
Baltimore
,

which

was

sold

to

OceanPal,
pursuant to a Memorandum of

Agreement dated June 13,

2022, for $22.0 million.

On December 15, 2022,
we

distributed

the

Series

D

Preferred

Shares

as

non-cash

dividend

to

our

shareholders

of

record

on
November 28, 2022.

On

February

8,

2023,

we

acquired

13,157

of

OceanPal’s

Series

D

Preferred

Shares

as

part

of

the
consideration

provided

to

us

for

the

acquisition

of
Melia
,

which

was

sold

to

OceanPal,

pursuant

to

a
Memorandum of Agreement

dated February 1,

2023, for $14.0

million. On June

9, 2023, we

distributed the
Series D Preferred Shares as a non-cash dividend to our shareholders of record on April 24, 2023.
Dividend income from the OceanPal preferred shares during 2023 amounted to $0.8 million.
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
make a determination

to sell one

or more of

the vessels at

a price equal

to the fair

market value of

each
vessel at

the time

of sale,

as determined

by the

average of

two independent

shipbroker valuations

from
brokers mutually

agreeable to

us and

OceanPal Inc.

If OceanPal

Inc. does

not exercise

its right

to purchase
a vessel, we have the

right to sell the vessel

to any third party for

a period of three months

from the date
notified OceanPal Inc.

of our

intent to

sell the

vessel. As

of the

date of

the annual

report, OceanPal has
acquired two of the six vessels and three vessels were sold to third parties.
Series D Preferred Stock
In June 2021, we

issued 400 shares of

its newly-designated Series

D Preferred Stock,

par value $0.01

per
share,

to

Tuscany

Shipping

Corp.,

an

entity

controlled

by

its

Chief

Executive

Officer,

Mrs.

Semiramis
Paliou, for

an aggregate

purchase price

of

$360,000. The

Series D

Preferred Stock

has no

dividend or
liquidation rights.

Each share of

Series D Preferred

Stock shall entitle

the holder thereof

to two hundred
thousand (200,000) votes on all

matters submitted to a vote of

the stockholders of the Company, provided

however, that, notwithstanding

any other provision of

Series D Preferred Stock

statement of designation,
to the extent that

the total number of votes

one or more holders

of Series D Preferred Stock

is entitled to
vote (including

any voting

power of

such holders

derived from

Series D

Preferred Stock,

shares of

Common
Stock or

any other

voting security

of the

Company issued

and outstanding

as of

the date

hereof or

that
may

be

issued

in

the

future)

on

any matter

submitted to

a

vote

of

stockholders of

the

Company

would
exceed 36.0% of

the total number

of votes eligible

to be cast

on such matter, the total

number of votes

that
holders of Series D Preferred Stock

may exercise derived from the Series

D Preferred Stock together with
Common Shares and any other voting securities of the Company beneficially owned by such holder, shall be reduced

to 36%

of the

total number

of votes

that may

be cast

on such

matter submitted

to a

vote of
stockholders. The Series D Preferred Stock is

transferable only to the holder’s immediate

family members
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

Simeon Palios.

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

to a

Brokerage Services

Agreement. In

2023, brokerage

fees amounted

to $3.9

million
and we paid

an additional amount

of $0.9 million

for commissions on the

sale and purchases

of vessels.
The terms of this relationship are currently governed by a Brokerage Services Agreement dated February
23, 2024 due to expire on December 31, 2024.
Altair Travel Agency S.A.
Altair

Travel

Agency

S.A.,

or

Altair,

an

affiliated

entity

that

is

controlled

by

our

Chairman

of

the

Board,
Mr. Simeon Palios and CEO Ms. Semiramis Paliou provides us with travel related services. Travel related expenses in 2023, amounted to $2.5 million.

Diana Wilhelmsen Management Limited
Diana Wilhelmsen

Management Limited,

or DWM,

is a

50/50 joint

venture which

provides management
services

to

certain

vessels

in

our

fleet

for

a

fixed

monthly

fee

and

commercial

services

charged

as

a
percentage

of

the

vessels’

gross

revenues.

Management

fees

in

2023

amounted

to

$1.3

million,
commissions on revenues amounted to $0.4 million.
Bergen Ultra
Bergen Ultra,

or Bergen,

is a

limited partnership

which owns

a dry

bulk carrier.

One of

our subsidiaries,

Diana

General

Partner

Inc.,

owns

3%

of

the

partnership

and

acts

as

the

General

Partner

and

another
subsidiary, Komi Shipping

Company Inc.,

owns 22%

of the

partnership.

The remaining

partnership interests
are owned by unaffiliated parties. On March 30, 2023, we entered into a corporate guarantee with Nordea
to

secure

Bergen’s

obligations

under

a

$15.4

million

loan

facility.

We

have

also

entered

into

an
administrative

service

agreement

under

which

DSS

provides

administrative

services

to

Bergen

for

an
annual fee of $15 and a

commission agreement under which the Company is paid

a commission of 0.8%
per

annum,

on

the

outstanding

balance

of

the

loan,

as

compensation

for

the

guarantee

it

provided

to
Nordea. During 2023, income from administrative fees amounted to $10,192 and we received $61,267 as payment for the guarantee commission.
Real Estate Acquisition

In July 2023 we purchased the remaining 1/3 interest in a

parcel of land that the Company did not already
own from Alpha Sigma Shipping Corp, a related party company, for the purchase price of $1.2 million and became the sole owner of the parcel.

Please see Item 4.(D), Property, plants and equipment.
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

and for each quarter

thereafter, until
the

first

quarter

of

2024

and

two

special

noncash

dividends,

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
B.

Significant Changes
There have

been no

significant changes

since the

date of

the

annual consolidated

financial statements
included in

this annual

report, other

than those

described in

Note 17

“Subsequent events”

of our

annual
consolidated financial statements.
Item 9.

The Offer and Listing
A.

Offer and Listing Details
The

trading market

for

shares of

our

common stock

is the

NYSE, on

which our

shares trade

under the
symbol “DSX”.

Our Series

B Preferred

Stock has

traded on

the NYSE

under the

symbol “DSXPRB”

since February

21,
2014.

Our Warrants to Purchase Common Stock, expiring on or about December 14, 2026, have traded on the
NYSE under the symbol “DSX WS” since December 14, 2023.
B.

Plan of distribution
Not Applicable.
C.

Markets
Our common shares have traded on the NYSE since March 23, 2005 under the symbol “DSX,” our Series
B Preferred Stock has traded on the NYSE

under the symbol "DSXPRB" since

February 21, 2014 and our
Warrants have

traded on

the NYSE

under the

symbol “DSX

WS” since

December 14,

2023. Since

February
1, 2022, our 8.375% Senior Unsecured Bond due 2026 commenced trading on the Oslo Stock Exchange,
under the symbol "DIASH02."
D.

Selling Shareholders
Not Applicable.
E.

Dilution
Not Applicable.
F. Expenses of the Issue
Not Applicable.

Item 10.

Additional Information
A.

Share capital
Not Applicable.
B.

Memorandum and articles of association
Our current amended and restated articles of incorporation are filed as exhibit 1.1 hereto, and our current amended and restated

bylaws are filed

as exhibit 1.2

hereto. The information contained

in these exhibits
is incorporated by reference herein.
Information

regarding

the

rights,

preferences

and

restrictions

attaching

to

each

class

of

our

shares

is
described

in

Exhibit 2.8

to

this

annual

report

titled

“Description

of

Securities

Registered

Pursuant

to
Section 12 of the Securities Exchange Act of 1934.”

Stockholders Rights Agreement
On

February 2,

2024, we

entered

into

an

Amended and

Restated Stockholders

Rights

Agreement with
Computershare

Trust

Company,

N.A.,

as

Rights

Agent,

to

amend

and

restate

the

Stockholders

Rights
Agreement, dated January 15, 2016.
Under the Amended

and Restated

Stockholders Rights

Agreement, we

declared a

dividend payable

of one
preferred

stock

purchase

right,

or

Right,

for

each

share

of

common

stock

outstanding

at

the

close

of
business

on

January 26,

2016.

Each Right

entitles the

registered

holder to

purchase from

us

one one-
thousandth of a share of Series

A participating preferred stock, par value $0.01

per share, at an exercise
price of $25.00 per share. The

Rights will separate from the common stock and

become exercisable only
if a person or

group acquires beneficial

ownership of 15% or

more of our common

stock (including through
entry

into

certain

derivative

positions)

in

a

transaction

not

approved

by

our

Board

of

Directors.

In

that
situation, each holder of a Right (other than the

acquiring person, whose Rights will become void and will
not be exercisable)

will have the

right to purchase,

upon payment

of the exercise

price, a number

of shares
of our

common stock having

a then-current market

value equal to

twice the

exercise price. In

addition, if
the Company

is acquired

in a

merger or

other business

combination after

an acquiring

person acquires
15% or more

of our common

stock, each holder

of the Right

will thereafter

have the right

to purchase, upon
payment of the

exercise price, a

number of shares

of common stock

of the acquiring

person having a

then-
current market value equal

to twice the exercise price.

The acquiring person

will not be entitled

to exercise
these Rights.

Under the Amended and Restated Stockholders Rights Agreement's terms, it will expire on
February 1, 2034. A copy of the

Amended and Restated Stockholders Rights Agreement and a summary of its

terms are

contained in

the Form

8-A12B filed

with the

SEC on

January 15,

2016, with

file number
001-32458, as amended on February 2, 2024.
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

under
Section 883

of

the

Code,

the

Company

will

be

subject

to

U.S. federal

income

taxation,

in

the

manner
discussed below,

to the extent

its Shipping Income

is considered derived

from sources within

the United
States.

In

the

year

ended

December

31,

2023,

approximately

2.4%

of

the

Company’s

shipping

income

was
attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 1.2%
of

the

Company’s

shipping

income

would

be

treated

as

derived

from

U.S. sources

for

the

year

ended
December 31, 2023. In

the absence of

exemption from U.S. federal income

tax under Section 883 of

the
Code, the Company

would have been

subject to a

4% tax on its

gross U.S. source

Shipping Income, equal
to $0.1 for the year ended December 31, 2023.

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

2023

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

2023 taxable

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

during the 2023 taxable year.

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
Based on Schedules 13D and 13G filings, during the 2023 taxable year,

less than 50% of the Company’s
common stock was owned by 5% Shareholders. Therefore, the

Company believes that it is not subject to
the 5% Override Rule

and thus has satisfied

the Publicly Traded Test for the 2023 taxable

year.

However,
there

can

be

no assurance

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

5%
Override Rule are onerous and there is no assurance the

Company will be able to satisfy them.
Based

on

the

foregoing,

the

Company

believes

that

it

satisfied

the

Publicly

Traded

Test

and

therefore
believes that it was exempt from U.S. federal income tax

under Section 883 of the Code, during the 2023
taxable year and intends to take this position on its 2023 U.S. federal income tax returns.

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

2023

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

a PFIC

for the

taxable year

during which the

dividend is

paid or

the immediately
preceding taxable year (which the Company does

not believe it is, has

been or will be); (3) the

U.S. Non-
Corporate Holder

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
Changes in Global Tax Laws

Long-standing

international

tax

initiatives

that

determine

each

country’s

jurisdiction

to

tax

cross-border
international trade and profits are evolving

as a result of, among

other things, initiatives such as the

Anti-
Tax

Avoidance

Directives,

as

well

as

the

Base

Erosion

and

Profit

Shifting

reporting

requirements,
mandated

and/or

recommended

by

the

EU,

G8,

G20

and

Organization

for

Economic

Cooperation

and
Development, including the imposition of a minimum global

effective tax rate for multinational businesses
regardless of the jurisdiction of operation

and where profits are generated (Pillar

Two). As these and other
tax laws and

related regulations change (including

changes in the

interpretation, approach and guidance
of tax

authorities), our

financial results

could be

materially impacted.

Given the

unpredictability of

these
possible changes and their potential

interdependency, it

is difficult to

assess whether the overall effect

of
such potential tax changes would be cumulatively positive or negative for our earnings and cash flow,

but
such changes could adversely affect our financial results.
On December 12, 2022, the European Union member states agreed to implement the OECD’s

Pillar Two
global corporate

minimum tax

rate of

15% on

companies with

revenues of

at least

€750 million effective
from 2024. Various countries have either

adopted implementing legislation

or are in the

process of drafting
such

legislation. Any

new

tax

law

in

a

jurisdiction

where

we

conduct

business

or

pay tax

could

have

a
negative effect on our company.
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
We

are

exposed to

market risks

associated with

changes

in

interest rates

relating to

our

loan facilities,
according to which we were paying

interest at LIBOR plus a margin

until June 30, 2023 and since

then we

pay term

SOFR plus

a margin.

Increases in

interest rates

could affect

our results

of operations.

An increase
of

1% in

the

interest rates

of our

loan facilities

bearing

a variable

interest rate

during 2023,

could have
increased our interest cost from $29.6 million to $33.6 million.

We

will

continue

to

have

debt

outstanding,

which

could

impact

our

results

of

operations

and

financial
condition. We manage our exposure in interest rates, by maintaining a mix of financing under agreements
with floating and

fixed interest rates.

More specifically, during 2022, we refinanced

part of our loans

having
a floating interest

rate, with sale

and leaseback

transactions with fixed

rates. Also, in

2023, we entered

into
an interest rate swap for 30% of our

$100 million loan facility with DNB,

dated June 26, 2023, under

which
we

pay fixed

interest and

receive floating.

Through these

agreements and

our

bond, also

bearing fixed
interest rate, we manage

part of our exposure

in interest rates

caused by the remaining

agreements which
bear floating interest rates.
As of December

31, 2023, 2022

and 2021, and

as of the

date of this

annual report, we

did not and

have
not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates
We generate all of our

revenues in U.S. dollars

but currently incur less

than half of our

operating expenses
(around 29% in 2023 and

around 32% in 2022) and

about half of our general

and administrative expenses
(around 44% in 2023 and around

45% in 2022) in currencies other

than the U.S. dollar, primarily the Euro.
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

2023

and

2022,

these

non-US

dollar

expenses

represented

15%

and

12%,
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
by the

Committee of

Sponsoring Organizations of

the Treadway

Commission (2013

Framework). Based
on

this

assessment,

management

has

determined

that

the

Company’s

internal

control

over

financial
reporting as of December 31, 2023 is effective.
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

in 2023 and

2022 amounted to

€ 383,250 and

€ 383,250, or

approximately
$416,000 and

$437,000, respectively,

and relate to

audit services

provided in

connection with

timely AS
4105

reviews,

the

audit

of

our

consolidated

financial

statements

and

the

audit

of

internal

control

over
financial reporting.

b) Audit-Related Fees
Audit related fees during 2023

amounted to € 22,050, as compared

to € 71,288 in 2022 and

relate to audit
services provided in connection with the Company’s filings with the SEC.

c) Tax Fees
During

2023

and

2022,

we

received

services

for

which

fees

amounted

to

$11,025

and

$10,500,
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
$100 million of the Company’s common shares. The

plan does not have an expiration date. During 2023,
we did

not repurchase

any shares

of common

stock and

as of

December 31,

2023 and

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
Series

C

Preferred

Shares.

However,

pursuant

to

313.00

of

Section

3

of

the

NYSE

Listed

Company
Manual, the

NYSE will accept

any action or

issuance relating to

the voting

rights structure of

a non-U.S.
company

that

is

in

compliance

with

the

NYSE’s

requirements

for

domestic

companies

or

that

is

not
prohibited by

the company's

home country

law.

We

are not

subject to

such restrictions

under our

home
country, Marshall Islands, law.

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I.

Disclosure Regarding

Foreign Jurisdictions

that Prevent

Inspections
Not applicable.
Item 16J. Insider Trading Policies

Pursuant to applicable

SEC transition guidance,

the disclosure required

by Item 16J

will be applicable

to
us beginning in the fiscal year ending December 31, 2024.
Item 16K. Cybersecurity

Risk management and strategy
We have

security measures in

place to mitigate

the risk of

cybersecurity threats affecting

our technology
environment

and

our

business.

In

2023,

the

Company

successfully

achieved

ISO

27001

certification,
demonstrating that our

Information Security

Management System

(ISMS) meets the

rigorous requirements
of

this

internationally recognized

standard.

The

Company's

security

team

regularly

conducts

significant
internal

changes,

and

the

underlying

controls

of

our

cyber

risk

management

program

are

now

formally
aligned with ISO 27001.

Cybersecurity training is carried out on a company-wide

basis to all employees and seafarers while online
performance cybersecurity

is delivered

to our crew

monthly. To

help build

cultural awareness

of these

risks
within the Company, additional phishing campaigns have been

implemented within the organization

which
have

motivated

the

staff

to

react,

helping

to

enhance

awareness

of

these

risks

and

mitigate

their
occurrence.

The

security

team

have

further

enhanced

our

processes

and

increased

our

defenses

by
implementing

a

cybersecurity

testing

program,

carried

out

on

a

yearly

basis

by

external

consultants.
Penetration testing was also carried out

in parallel during 2023. A

centralized monitoring system, powered
by

Microsoft's

cloud-based

Security

Information

and

Event

Management

(SIEM)

solution,

is

in

place
throughout

the

year.

This

system

aggregates

security

data

from

various

sources,

uses

built-in

artificial
intelligence to

detect and

investigate threats,

and enables

our security

team to

respond to

incidents rapidly.
We

have

also

created

a

comprehensive

Business

Continuity

and

Disaster

Recovery

plan

to

ensure
business resilience and minimize potential disruptions.

For the

year 2024,

the security

team has

planned a

comprehensive

collaboration with

a third-party

company
to enhance our cybersecurity awareness and training initiatives. This partnership includes the design and
implementation

of

a

multi-faceted

approach

to

staff

training,

encompassing

synchronous

and
asynchronous

security

awareness

sessions,

custom-tailored

phishing

campaigns

and

the

creation

of
informative cybersecurity awareness

newsletters to keep

our staff

up to date

on the latest

best practices
and emerging risks. Furthermore, the

collaboration will focus on the

customization and digitalization of our
vessels' cybersecurity awareness program, ensuring that our seafarers maintain a robust security posture
while at sea.] We will continue to acquire relevant tools to support the identification of third-party risks and
further

strengthen our

defense. In

parallel to

these

security

measures, our

Company has

established a
Data Management Platform over Microsoft Azure

Technologies, to act as a centralized and secure source
of

truth

for

our

operations.

The

Data

Management

Platform

was

integrated

with

our

core

systems

and
implementation of key reports

was initiated. The goal

for 2024 is to build

Financial and Operational

reports

that will

enable better,

faster and

more accurate

monitoring of

Company activities

and improve

decision
making

and

productivity.

To

further

support

this

transition,

relevant

personnel

will

be

digitally

upskilled,
while

being

provided

with

the

necessary

tools

to

help

them

make

better

decisions,

ensuring

greater
productivity

and

enhancing vessel

efficiency.

We

are

committed to

enhance

and

enrich

our

operational
excellence through our external

3rd parties’ inspections and

audits (PSC-Vetting

inspections Audits). We
openly

share

our

results

and

“lessons

learnt”

within

the

industry

and

organizations,

we

compare

and
benchmark our performance and we continuously improve our safety footprint.
Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated the

day-to-day

oversight of

cybersecurity

and

other

technology

risks

to

the

Cyber

Security Officer.

The
Cyber Security Officer

is responsible for

assessing and managing cybersecurity

threats and for

reporting
cybersecurity

updates,

including

updates

on

monitoring

strategies

and

efforts

to

prevent

cybersecurity
threats, to the board of directors on a quarterly basis or more often as needed.
The

audit

committee receives

regular reports

from

management

on

our cybersecurity

risks.

In

addition,
management updates the audit committee, as

necessary, regarding

any material cybersecurity incidents,
as

well

as

any

incidents

with

lesser

impact

potential.

The

audit

committee

reviews

the

Company's
cybersecurity

risks

and

assess’

the

steps

that

management

has

taken

to

protect

against

threats

to

the
Company's information systems and security.
Our

board

of

directors

oversees

the

Company’s

cybersecurity

risk

exposures

and

the

steps

taken

by
management to

monitor and

mitigate cybersecurity

risks. The

board of

directors ensures

allocation and
prioritization of resources and

overall strategic direction for

cybersecurity and ensures alignment with

the
Company’s overall strategy.
Cybersecurity Threats
During the year ended December 31, 2023 and until the date of this annual report, we did not identify any cybersecurity threats that

have materially affected

or are reasonably likely

to materially affect our

business
strategy, results of operations,

or financial condition.

For more

information about

the cybersecurity

risks we
face, please see Item 3.

Key Information — D. Risk Factors

— “A cyber-attack could materially

disrupt our
business.”

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
2.4

Statement of Designations of the Series A Participating Preferred Stock of the Company (4)
2.5

Base Indenture, dated May 28, 2015, by and between the Company and Deutsche Bank Trust
Company Americas (5)
2.6
First Supplemental Indenture to the Base Indenture, dated May 28, 2015, by and between the
Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's
8.500% Senior Notes due 2020 (6)
2.7

Statement of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the
Company (18)
2.8
Description of Securities
**
2.9
Amended and Restated Statement of Designation of Rights, Preferences and Privileges of Series D
Preferred Stock of the Company (22)
2.10
Warrant Agreement dated December 14, 2023, between Computershare Inc., and its affiliate,
Computershare Trust Company, N.A. and the Registrant (including the form of the Warrants) (27)
4.1

Amended and Restated Stockholders Rights Agreement dated January 15, 2016 (7)
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
4.44
Loan Agreement dated May 2021 with ABN AMRO Bank N.V (25)
4.45:
Nordea Supplemental Agreement dated July, 29, 2021
(26)
4.46:
Nordea Loan Agreement dated September 30, 2022
(26)
4.47:
Right of First Refusal Agreement with OceanPal Inc.
(26)
4.48:
Amended and Restated Contribution and Conveyance Agreement with OceanPal Inc.
(26)
4.49:
Loan Agreement dated April 12, 2023 with Danish Ship Finance A/S
**
4.50:
Loan Agreement dated June 26, 2023 with DNB Bank ASA
**
4.51:
Loan Agreement dated June 20, 2023 with Nordea Bank ABP
**
4.52:
Amended and Restatement Deed re Secured Loan Agreement, dated July 19, 2023
**
4.53:
Brokerage Services Agreement, dated February 23, 2024
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
**
15.1
Consent of Independent Registered Public Accounting Firm
**
97.1
Policy Regarding the Recovery of Erroneously Awarded Compensation
**.
101

The following materials

from the Company's

Annual Report on

Form 20-F for

the fiscal year

ended
December 31, 2023,

formatted in eXtensible

Business Reporting Language

(XBRL): (i) Consolidated
Balance Sheets as of December 31, 2023 and 2022;

(ii) Consolidated Statements of Income for the
years ended December 31,

2023, 2022 and

2021; (iii) Consolidated

Statements of Comprehensive
Income for

the years

ended December

31, 2023,

2022 and

2021; (iv)

Consolidated Statements

of
Stockholders'

Equity

for

the

years

ended

December

31,

2023,

2022

and

2021;

(v)

Consolidated
Statements

of

Cash

Flows

for

the

years

ended

December

31,

2023,

2022

and

2021;

and

(v)

the
Notes to Consolidated Financial Statements
104

Cover Page Interactive Data File (formatted as Inline XBRL

and contained in Exhibit 101)

**

Filed herewith.
(1)
Filed as Exhibit 99.2 to the Company's Form 6-K filed on November 15, 2023
.
(2)
Filed as Exhibit 99.3 to the Company's Form 6-K filed on November 15, 2023.
(3)

Filed as Exhibit 3.3 to the Company's Form 8-A filed on February 13,

2014.
(4)

Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January

15, 2016.
(5)

Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015.
(6)

Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015.
(7)

Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on February

2, 2024.
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
(22)

Filed as an Exhibit to the Company’s Form 6-K filed
on September 8, 2023
.
(23)

Filed as an Exhibit to the Company’s Form 6-K filed on July 31, 2021.
(24)

Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on March 12, 2021.
(25)

Filed as an Exhibit to the Company’s Form F-3 filed on June 4, 2021.
(26)

Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on

March 27, 2023.
(27)

Filed as an Exhibit to the Company’s Form 6-K filed on December 14, 2023.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly
caused and authorized the undersigned to sign this annual report on its behalf.
DIANA SHIPPING INC.
/s/ Ioannis Zafirakis

Ioannis Zafirakis
Chief Financial Officer

Dated: April 4, 2024

DIANA SHIPPING INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Report of Independent Registered Public Accounting Firm (PCAOB

ID:
1457
)

..................

F-2
Report of Independent Registered Public Accounting Firm

................................

................

F-4
Consolidated Balance Sheets as of December 31, 2023 and 2022

................................

...

F-6
Consolidated Statements of Income for the years ended December

31, 2023, 2022 and
2021 ................................................................

................................

................................

..

F-7
Consolidated Statements of Comprehensive Income for the years ended December 31,
2023, 2022 and 2021

................................

................................

................................

.........

F-8
Consolidated Statements of Stockholders' Equity for the years ended December 31,
2023, 2022 and 2021

................................

................................

................................

.........

F-9
Consolidated Statements of Cash Flows for the years ended December

31, 2023, 2022
and 2021 ................................

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

2023

and

2022,

the

related

consolidated

statements

of

income,

comprehensive
income, stockholders' equity and cash

flows for each of the three years

in the period ended December

31,
2023,

and

the

related

notes (collectively

referred

to

as

the

“consolidated

financial

statements”).

In

our
opinion, the consolidated financial statements present fairly,

in all material respects, the financial position
of the Company

at December 31,

2023 and 2022,

and the results

of its operations

and its cash

flows for
each of

the three

years in

the period

ended December

31, 2023, in

conformity with

U.S. generally

accepted
accounting principles.
We

also

have

audited,

in

accordance

with

the

standards

of

the

Public

Company

Accounting Oversight
Board (United

States) (PCAOB), the

Company's internal control

over financial

reporting as

of December
31, 2023, based on criteria

established in Internal Control-Integrated

Framework issued by the Committee
of Sponsoring Organizations of the Treadway Commission (2013

framework) and our report dated April

4,
2024 expressed an unqualified opinion thereon.
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
of the
matter
At

December

31,

2023,

the

carrying

value

of

the

Company’s

vessels

plus
unamortized deferred costs was $
915,470 thousands. As discussed in Note 2

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

April 4, 2024

Report of Independent Registered Public Accounting Firm
To

the Stockholders and the Board of Directors of Diana

Shipping Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Diana

Shipping Inc.’s internal control over

financial reporting as of December

31, 2023,
based

on

criteria

established

in

Internal

Control—Integrated

Framework

issued

by

the

Committee

of
Sponsoring

Organizations

of

the

Treadway

Commission

(2013

framework)

(the

COSO

criteria).

In

our
opinion, Diana Shipping Inc.

(the Company) maintained, in

all material respects, effective

internal control
over financial reporting as of December 31, 2023, based on the COSO criteria.
We

also

have

audited,

in

accordance

with

the

standards

of

the

Public

Company

Accounting Oversight
Board

(United States)

(PCAOB), the

consolidated balance

sheets of

the

Company as

of

December 31,
2023

and

2022,

the

related

consolidated

statements

of

income,

comprehensive

income,

stockholders’
equity and cash flows for each of the three years in

the period ended December 31, 2023, and the related
notes and our report dated April 4, 2024 expressed an unqualified opinion thereon.
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
April 4, 2024

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
2023 2022
ASSETS
Current Assets
Cash and cash equivalents (Note 2(e)) $
101,592
$
76,428
Time deposits (Note 2(e))
40,000
46,500
Accounts receivable, trade (Note 2(f))
5,870
6,126
Due from related parties (Note 4)
149
216
Inventories (Note 2(g))
5,056
4,545
Prepaid expenses and other assets
8,696
6,749
Investments in equity securities (Note 5(b))
20,729
-
Fair value of derivatives
129
-
Total Current Assets
182,221
140,564
Fixed Assets:
Advances for vessel acquisitions (Note 6)
-
24,123
Vessels, net (Note 6)
900,192
949,616
Property and equipment, net (Note 7)
24,282
22,963
Total fixed assets
924,474
996,702
Other Noncurrent Assets
Restricted cash, non-current (Note 8)
20,000
21,000
Due from related parties, non-current (Note 4)
319
-
Equity method investments (Note 4)
15,769
506
Investments in related party (Note 5(a))
8,318
7,744
Other non-current assets
31
101
Deferred costs
15,278
16,302
Total Non-current Assets
984,189
1,042,355
Total Assets $
1,166,410
$
1,182,919
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt, net of deferred

financing costs (Note 8)
$
49,512
$
91,495
Current portion of finance liabilities, net of deferred

financing costs (Note 9)
9,221
8,802
Accounts payable
9,663
11,242
Due to related parties (Note 3)
759
136
Accrued liabilities
12,416
12,134
Deferred revenue
3,563
7,758
Total Current Liabilities
85,134
131,567
Non-current Liabilities
Long-term debt, net of current portion and deferred

financing costs (Note 8)
461,131
431,016
Finance liabilities, net of current portion and deferred

financing costs (Note 9)
122,908
132,129
Fair value of derivatives
568
-
Warrant liability (Note 11(g))
6,332
-
Other non-current liabilities
1,316
879
Total Noncurrent Liabilities
592,255
564,024
Commitments and contingencies (Note 10) - -
Stockholders' Equity
Preferred stock (Note 11)
26
26
Common stock, $
0.01

par value;
1,000,000,000

and
200,000,000

shares authorized and
113,065,725

and
102,653,619

issued and outstanding on December 31, 2023

and 2022,
respectively (Note 11)
1,131
1,027
Additional paid in capital
1,101,425
1,061,015
Accumulated other comprehensive income
308
253
Accumulated deficit
(613,869)
(574,993)
Total Stockholders' Equity
489,021
487,328

Total Liabilities and Stockholders' Equity
$
1,166,410
$
1,182,919
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF INCOME
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2023 2022 2021
REVENUES:
Time charter revenues $
262,098
$
289,972
$
214,203
OPERATING EXPENSES
Voyage expenses (Note 12)
13,621
6,942
5,570
Vessel operating expenses
85,486
72,033
74,756
Depreciation and amortization of deferred charges

49,785
43,326
40,492
General and administrative expenses
32,968
29,367
29,192
Management fees to a related party (Note 4(a))
1,313
511
1,432
Gain on sale of vessels (Note 6)
(5,323)
(2,850)
(1,360)
Insurance recoveries
-
(1,789)
-
Other operating (income)/loss
(1,464)
(265)
603
Operating income, total $
85,712
$
142,697
$
63,518
OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 13)
(49,331)
(27,419)
(20,239)
Interest and other income
8,170
2,737
176
Loss on derivative instruments (Note 8)
(439)
-
-
Loss on extinguishment of debt (Note 8)
(748)
(435)
(980)
Gain on spin-off of OceanPal Inc.
-
-
15,252
Gain on deconsolidation of subsidiary (Note 4(b))
844
-
-
Gain on related party investments (Note 5(a))
1,502
589
-
Unrealized gain on equity securities (Note 5(b))
2,813
-
-
Unrealized gain on warrants (Note 11 (g))
1,583
-
-
Gain/(loss) from equity method investments (Note 4)
(262)
894
(333)
Total other expenses, net $
(35,868)
$
(23,634)
$
(6,124)
Net income $
49,844
$
119,063
$
57,394
Dividends on series B preferred shares (Notes 11(b) and
14)
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
44,075
$
113,294
$
51,625
Earnings per common share, basic

(Note 14)
$
0.44
$
1.42
$
0.64
Earnings per common share, diluted

(Note 14)
$
0.42
$
1.36
$
0.61
Weighted average number of common shares
outstanding, basic

(Note 14)
100,166,629
80,061,040
81,121,781
Weighted average number of common shares
outstanding, diluted

(Note 14)
101,877,142
83,318,901
84,856,840
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars)
2023 2022 2021
Net income $
49,844
$
119,063
$
57,394
Other comprehensive income - Defined benefit plan
55
182
2
Comprehensive income $
49,899
$
119,245
$
57,396
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2023, 2022

and 2021
(Expressed in thousands of U.S. Dollars – except

for share data)
Preferred Stock
Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
Additional
Paid-in
Capital
Other
Comprehe
nsive
Income
Accumulat
ed Deficit
Total

Equity # of Shares
Par
Valu
e
# of
Shares
Par
Valu
e
# of
Shares
Par
Valu
e
# of Shares
Par
Value
BALANCE,
December 31, 2020
2,600,000
$
26
10,675
$ - - $ -
89,275,002
$
893
$
1,020,164
$
69
$
(592,582)
$
428,570
Net income - - - - - - - - - - - - - - - - -
57,394
57,394
Issuance of Series
D Preferred Stock
(Note 11(d))
- - - -
400
- - -
254
- -
254
Issuance of
restricted stock and
compensation cost
(Note 11(h))
- - - - - -
8,260,000
83
7,359
- -
7,442
Stock repurchased
and retired (Note
11(e))
- - - - - -
(12,862,744)
(129)
(45,240)
- -
(45,369)
Dividends on series
B preferred stock
(Note 11(b))
- - - - - - - - - -
(5,769)
(5,769)
Dividends on
common stock
(Note 11(f))
- - - - - - - - - -
(8,820)
(8,820)
OceanPal Inc.
spinoff (Note 11(g)) - - - - - - - - - -
(40,509)
(40,509)
Other
comprehensive
income - - - - - - - - -
2
-
2
BALANCE,
December 31, 2021
2,600,000
$
26
10,675
$ -
400
$ -
84,672,258
$
847
$
982,537
$
71
$
(590,286)
$
393,195
Net income - - - - - - - - - -
119,063
119,063
Issuance of
restricted stock and
compensation cost
(Note 11(h)) - - - - - -
1,470,000
15
9,267
- -
9,282
Stock repurchased
and retired (Note
11(e))
- - - - - -
(820,000)
(8)
(3,791)
- -
(3,799)
Issuance of
common stock

(Note 11(e))
- - - - - -
877,581
9
5,313
- -
5,322
Issuance of
common stock for
vessel acquisitions

(Notes 6 and 11(e))
- - - - - -
16,453,780
164
67,689
- -
67,853
Dividends on series
B preferred stock

(Note 11(b))
- - - - - - - - - -
(5,769)
(5,769)
Dividends on
common stock
(Note 11(f))
- - - - - - - - - -
(79,812)
(79,812)
Dividends in kind

(Note 11(g))
- - - - - - - - - -
(18,189)
(18,189)

Other
comprehensive
income - - - - - - - - -
182
-
182
BALANCE,
December 31, 2022
2,600,000
$
26
10,675
$ -
400
$ -
102,653,619
$
1,027
$
1,061,015
$
253
$
(574,993)
$
487,328
Net income - - - - - - - - - -
49,844
49,844
Issuance of
restricted stock and
compensation cost
(Note 11(h)) - - - - - -
1,750,000
18
9,920
- -
9,938
Issuance of
common stock
(Note 11(e))
- - - - - -
6,628,493
66
22,780
- -
22,846
Issuance of
common stock for
vessel acquisitions
(Notes 6 and 11(e))
- - - - - -
2,033,613
20
7,710
- -
7,730
Dividends on series
B preferred stock
(Note 11(b))
- - - - - - - - - -
(5,769)
(5,769)
Dividends on
common stock
(Note 11(f))
- - - - - - - - - -
(64,276)
(64,276)
Warrants (Note
11(g))
- - - - - - - - - -
(7,914)
(7,914)
Dividends in kind
(Note 11(g))
- - - - - - - - - -
(10,761)
(10,761)
Other
comprehensive
income - - - - - - - - -
55
-
55
BALANCE,
December 31, 2023
2,600,000
$
26
10,675
$ -
400
$ -
113,065,725
$
1,131
$
1,101,425
$
308
$
(613,869)
$
489,021
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars)
2023 2022 2021

Cash Flows from Operating Activities:

Net income $
49,844
$
119,063
$
57,394
Adjustments

to

reconcile

net

income

to

cash

provided

by
operating activities
Depreciation and amortization of deferred charges
49,785
43,326
40,492
Amortization of debt issuance costs (Note 13)
2,620
2,286
1,865
Compensation cost on restricted stock (Note 11(h))
9,938
9,282
7,442
Provision for credit loss
-
133
300
Dividend income (Note 5(a))
(3)
(100)
(69)
Pension and other postretirement benefits
55
182
2
Loss on derivative instruments (Note 8)
439
-
-
Gain on sale of vessels (Notes 6)
(5,323)
(2,850)
(1,360)
Gain on related parties investments (Note 5(a))
(1,502)
(589)
-
Loss on extinguishment of debt (Note 8)
748
435
980
Gain on OceanPal spinoff

-
-
(15,252)
Gain on deconsolidation of subsidiary (Note 4 (b))
(844)
-
-
Gain / (Loss) from equity method investments (Note 4)
262
(894)
333
Unrealized gain on equity securities (Note 5(b))
(2,813)
-
-
Unrealized gain on warrants (Note 11(g))
(1,583)
-
-
(Increase) / Decrease
Accounts receivable, trade
256
(3,427)
1,568
Due from related parties
(252)
736
(56)
Inventories
(511)
1,768
(1,581)
Prepaid expenses and other assets
(1,950)
(1,265)
1,759
Other non-current assets
70
(16)
(1,177)
Investments in equity securities
(17,916)
Increase / (Decrease)

Accounts payable, trade and other
(1,761)
1,465
1,219
Due to related parties
(57)
(72)
154
Accrued liabilities
282
3,956
(2,610)
Deferred revenue

(4,195)
2,026
2,890
Other non-current liabilities
437
(218)
(57)
Drydock cost
(5,646)
(16,368)
(4,531)
Net Cash Provided by Operating Activities $
70,380
$
158,859
$
89,705

Cash Flows from Investing Activities:

Payments to

acquire vessels and

vessel improvements

(Notes
6 and 4(b))
(29,732)
(230,302)
(17,393)
Proceeds from sale of vessels, net of expenses (Note 6)
36,560
4,372
33,731
Payments to acquire investments (Note 4)
(10,595)
-
-
Time deposits
6,500
(46,500)
-
Payments to joint ventures
-
-
(375)
Payments to acquire other assets (Note 4(b))
(216)
-
-
Cash divested from deconsolidation (Note 4(b))
(771)
-
(1,000)
Proceeds

from

convertible

loan

with

limited

partnership

(Note
4(b))
25,189
-
-
Payments to acquire property, furniture and fixtures (Note 7)
(2,006)
(667)
(1,600)
Net Cash Provided By/(Used in) Investing Activities $
24,929
$
(273,097)
$
13,363

Cash Flows from Financing Activities:

Proceeds from issuance of long-term debt and finance liabilities
(Notes 8 and 9)
57,696
275,133
101,279
Proceeds from issuance of common stock (Note 11(e))
-
5,266
-
Payments for issuance of common stock (Note 11(e))
(79)
-
-
Proceeds from issuance of preferred stock, net of expenses
-
-
254
Payments of dividends, preferred stock (Note 11(b))
(5,769)
(5,769)
(5,769)
Payments of dividends, common stock (Note 11(f))
(41,427)
(79,812)
(8,820)
Payments for repurchase of common stock
-
(3,799)
(45,369)
Payments of financing costs (Notes 8 and 9)
(1,724)
(3,302)
(7,594)
Repayments

of

long-term

debt

and

finance

liabilities

(Notes 8
and 9)
(79,842)
(102,839)
(93,170)

Net Cash Provided by/(Used In) Financing Activities $
(71,145)
$
84,878
$
(59,189)
Cash,

Cash

Equivalents

and

Restricted

Cash,

Period
Increase/(Decrease)
24,164
(29,360)
43,879
Cash, Cash Equivalents and Restricted Cash, Beginning
Balance
97,428
126,788
82,909
Cash, Cash Equivalents and Restricted Cash, Ending
Balance $
121,592
$
97,428
$
126,788
RECONCILIATION OF CASH, CASH EQUIVALENTS

AND RESTRICTED CASH
Cash and cash equivalents $
101,592
$
76,428
110,288
Restricted cash, non-current
20,000
21,000
16,500
Cash, Cash Equivalents and Restricted Cash, Total $
121,592
$
97,428
$
126,788
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets (Note 6) $
7,809
$
136,038
-
Non-cash debt assumed
-
20,571
-
Non-cash Finance Liability
-
47,782
-
Stock issued in noncash financing activities (Note 6)
7,809
67,909
-
Non-cash investments acquired (Notes 6 and 5(a))
10,000
-
-
Noncash dividend (Note 11(f) and 11(g))
41,521
-
-
Transfer to Investments
-
1,370
441
Interest paid $
46,473
$
21,306
19,608
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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

4(a)).

The

fees

paid

to

DSS

are

eliminated

in
consolidation.

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
other currencies during

the year are

converted into U.S.

dollars using the

exchange rates in

effect at the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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
three months to

be cash equivalents. Time

deposits with maturity above

three months are removed

from
cash and cash

equivalents and are

separately presented

as time deposits.

Restricted cash consists

mainly
of cash deposits required to be maintained at all times under the Company’s loan facilities (Note 8). As of
December 31, 2023 and

2022, accrued interest income

amounted to $
1,206

and $
578
, respectively and is
included in prepaid expenses and other assets in the accompanying consolidated balance sheets.
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
31, 2023

and 2022

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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
The Company also owns part of a plot acquired for

office use (Note 7).

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

for each

type of

vessel over

the remaining

estimated life

of each

vessel, net

of commissions.
Historical

ten-year

blended

average

one-year

time

charter

rates

are

in

line

with

the

Company’s

overall
chartering strategy,

they reflect the

full operating history

of vessels of

the same type

and particulars with
the Company’s

operating fleet

and they

cover at

least a

full business

cycle, where

applicable. When the
10
-year average of historical 1 year time charter rates is

not available for a type of vessels, the Company
uses the average of historical 1 year time charter rates

of the available period. Other assumptions used in
developing estimates of

future undiscounted cash

flow are charter rates

calculated for the

fixed days using
the

fixed

charter

rate

of

each

vessel

from

existing

time

charters,

the

expected

outflows

for

scheduled
vessels’ maintenance; vessel

operating expenses; fleet

utilization, and the

vessels’ residual value

if sold
for scrap.

Assumptions are

in line

with the

Company’s historical

performance and

its expectations

for future
fleet

utilization

under

its

current

fleet

deployment

strategy.

This

calculation

is

then

compared

with

the
vessels’ net book

value plus unamortized deferred

costs. The difference

between the carrying amount

of
the vessel plus

unamortized deferred costs

and their fair

value is recognized

in the Company's

accounts
as impairment loss.
The Company’s impairment assessment did not result in the recognition of impairment on any vessel and
therefore
no

impairment loss was identified or recorded in 2023, 2022

and 2021.
For property

and equipment,

the Company

determines undiscounted

projected net

operating cash

flows
by

considering

an

estimated

monthly

rent

the

Company

would

have

to

pay

in

order

to

lease

a

similar
property, during the useful

life of the

building. No

impairment loss

was identified or

recorded for

2023,

2022
and 2021 and

the Company has

not identified any

other facts or

circumstances that

would require

the write
down of the value of its land or building in the near future.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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
remaining

useful

life

is

adjusted

at

the

date

such

regulations

are

adopted.
Effective July 1, 2023, the
Company changed its estimated scrap rate of its vessels from $250 per lightweight ton to $400 per lightweight ton, calculated based on the average demolition prices in different markets, during the last 15 years.

For the

period from

July 1,

2023 to

December 31,

2023, this

increase in

vessels’ salvage

values
resulted

in

decreased

depreciation expense,

increased

operating

income

and

increased

net

income

by
$
3,773

and increased earnings per share, basic and diluted, by $
0.04
.
n)

Deferred

Costs
:

The

Company

follows

the

deferral

method

of

accounting

for

dry-docking

and
special survey

costs whereby

actual costs

incurred are

deferred and

amortized on

a straight-line

basis over
the period

through the date

the next

survey is

scheduled to

become due. Unamortized

deferred costs of
vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss
in the year of the vessel’s sale (Note 6) or impairment.
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
p)

Concentration of

Credit

Risk
:

Financial instruments,

which potentially

subject

the

Company to
significant

concentrations

of

credit

risk,

consist

principally

of

cash

and

trade

accounts

receivable.

The
Company

places

its

temporary

cash

investments,

consisting

mostly

of

deposits,

with

various

qualified
financial

institutions

and

performs

periodic

evaluations

of

the

relative

credit

standing

of

those

financial
institutions that

are considered

in the

Company’s investment

strategy.

The Company

limits its

credit risk
with accounts receivable

by performing ongoing credit

evaluations of its customers’

financial condition and
generally

does

not

require

collateral

for

its

accounts

receivable

and

does

not

have

any

agreements

to
mitigate credit risk.

q)

Accounting

for

Revenues

and

Expenses:
Revenues

are

generated

from

time

charter
agreements which contain

a lease as

they meet the

criteria of a

lease under ASC

842. Agreements with
the

same

charterer

are

accounted

for

as

separate

agreements

according

to

their

specific

terms

and
conditions. All

agreements contain

a minimum

non-cancellable

period and

an extension

period at

the option
of the

charterer. Each

lease

term is

assessed at

the inception

of that

lease. Under

a time

charter agreement,
the charterer pays a daily hire

for the use of the vessel and

reimburses the owner for hold

cleanings, extra
insurance premiums for navigating in

restricted areas and damages caused

by the charterers. Revenues
from time charter

agreements providing

for varying annual

rates are accounted

for as operating

leases and

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

thus recognized

on a

straight-line basis

over the

non-cancellable rental

periods of

such agreements,

as
service is performed.

The charterer

pays to third

parties port, canal

and bunkers

consumed during

the term
of the

time charter

agreement, unless

they are

for the

account of

the owner,

in which

case, they

are included
in

voyage

expenses. Voyage

expenses

also

include commissions

on

time

charter

revenue

(paid to

the
charterers,

the

brokers

and

the

managers)

and

gain

or

loss

from

bunkers

resulting

mainly

from

the
difference in

the value

of bunkers

paid by

the Company

when the

vessel is

redelivered to

the Company
from the

charterer under

the vessel’s

previous time

charter agreement

and the

value of

bunkers sold

by
the Company when the vessel is delivered to a new charterer (Note 12). Under a time charter agreement, the owner pays

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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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

(or

fair

value

if

a
consequence of deconsolidation)

and adjusts the carrying

amount for its share

of the earnings or

losses of
the entity subsequent to the

date of investment and reports the

recognized earnings or losses in

income.
Dividends received, if any,

reduce the carrying amount

of the investment and

are recorded as receivable
on

dividend

declaration.

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

ability to recover

the carrying amount of

the investment or inability

of the investee to
sustain an earnings

capacity that would

justify the carrying

amount of the

investment. For equity

method
investments

that

the

Company

has

elected

to

account

for

using

the

fair

value

option,

all

subsequent
changes in fair value are included in gain/loss on related party investments.
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
a

collective

basis.

When

developing

an

estimate

of

expected

credit

losses,

the

Company

considers
available information

relevant to assessing

the collectability

of cash

flows such

as internal

information, past
events,

current

conditions

and

reasonable

and

supportable

forecasts.

As

of

December

31,

2021,

the
Company

assessed

the

financial

condition

of

DWM,

changed

its

estimate

on

the

recoverability

of

its
receivable due

from DWM

relating to

the fine

paid by

the Company

on behalf

of DWM

(Notes 4(a))

and
determined

that

part

of

the

amount

may

not

be

recoverable.

As

a

result,

the

Company

recorded

as

of
December 31, 2021, an allowance for

credit losses amounting to $
300
, based on probability of default

as
there

was

no

previous

loss

record.

The

allowance

for

credit

losses

was

included

in

other

operating
(income)/loss in the 2021 accompanying

consolidated statements of income.

The allowance was reversed
in 2022 as

the full amount

was recovered and its

reversal is included

in other operating

(income)/loss” in
the

2022

accompanying

consolidated

statements

of

operations.
No

credit

losses

were

identified

and
recorded in 2023 and 2022.

aa)

Financial

Instruments,

Investments-Equity

Securities,

Recognition

and

Measurement
:

The
Company

initially

recognizes

equity

securities

at

the

transaction

price.

Equity

Investments

with

readily
determinable fair values are subsequently measured at fair value through net income. Unrealized holding
gains

and

losses

for

these

securities

are

recorded

in

earnings.

According

to

ASC

321-10-35-2,

the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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
ac)

Contracts in

entity’s equity:

Under ASC

815-40 contracts that

require settlement

in shares

are
considered equity

instruments, unless

an event

that

is not

in the

entity’s

control would

require net

cash
settlement.

Additionally,

the

entity

should

have

sufficient

authorized

and

unissued

shares,

the

contract
contains an explicit

share limit, there

is no requirement

to net cash

settle the contract

in the event

the entity
fails

to make

timely filings with

the

Securities and

Exchange Commission

(SEC) and

there are

no cash
settled top-off

or make-whole provisions.

The Company follows

the provision of

ASC 480 “Distinguishing
Liabilities from

Equity” and

ASC 815

“Derivatives and

Hedging” to

determine the

classification of

certain
freestanding financial instruments as permanent equity, temporary equity or liability.

The Company, when
assessing the accounting of the warrants and

the pre-funded warrants, takes into consideration ASC 480
to determine whether the warrants and the pre-funded warrants should be classified as permanent equity
instead of temporary equity

or liability. The Company further analyses

the key features of

the warrants and
the pre-funded warrants and examines whether these fall

under the definition of a derivative

according to
ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

ad)

Guarantees:
Guarantees

issued

by

the

Company,

excluding

those

that

guarantee

its

own
performance, are recognized at fair

value at the time the

guarantees are issued, or upon deconsolidation
of

a

subsidiary.

A

liability

for

the

fair

value

of

the

obligation

undertaken

in

issuing

the

guarantee

is
recognized. If it becomes probable that

the Company will have to perform

under a guarantee (Note 10(c)),
the Company

will recognize an

additional liability if

the amount

of the

loss can

be reasonably

estimated.
The

recognition

of

fair

value is

not

required for

certain

guarantees such

as

the

parent's guarantee

of

a
subsidiary's debt

to a

third party.

For those

guarantees excluded

from the

above guidance

requiring the
fair value recognition provision of the liability, financial statement disclosures of such items are made.
3.

Transactions with related parties
a)

Altair Travel Agency S.A. (“Altair”):

The Company uses the

services of an affiliated

travel agent,
Altair,

which is

controlled by

the Company’s

Chairman of

the Board

Mr.

Palios and

the Company’s

CEO
Mrs. Semiramis

Paliou. Travel

expenses for

2023, 2022

and 2021

amounted to

$
2,525
, $
2,644

and $
2,210
,
respectively,

and

are

mainly

included

in

vessel

operating

expenses

and

general

and

administrative
expenses in the accompanying consolidated

financial statements. As of December

31, 2023 and 2022, an
amount of $
62

and $
136
, respectively,

was payable to Altair

and is included in

“Due to related parties”

in
the accompanying consolidated balance sheets.

b)

Steamship Shipbroking Enterprises Inc. or

Steamship:

Steamship is a company controlled by
the Company’s

CEO Mrs.

Semiramis Paliou

and provides

brokerage services

to DSI

for a

fixed monthly
fee plus commission on

the sale of vessels, pursuant

to a Brokerage Services

Agreement. For 2023, 2022
and 2021

brokerage fees

amounted to

$
3,900
, $
3,309

and $
3,309
, respectively, and

are included

in general
and

administrative expenses

in

the

accompanying consolidated

statements of

income.

For

2023, 2022,
and 2021, commissions to Steamship amounted to $
906
, $
1,219

and $
712
, respectively and are included
in gain on the sale of vessels,

vessel cost and equity method investments.

As of December 31, 2023 and
2022, an amount of $
697

and $
0
, respectively, was due to Steamship.

4.

Equity Method Investments
a)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI, and

Wilhelmsen Ship Management

Holding AS, an
unaffiliated third party,

each holding
50
% of DWM. As of December 31, 2023 and 2022, the investment in
DWM

amounted to

$
734

and

$
506

and

is

included

in

equity

method

investments

in

the

accompanying
consolidated balance

sheets. In

2023 and

2022, the

investment in

DWM resulted

in a

gain of

$
228
, and
$
894
, respectively, and in

2021, resulted

in a

loss of

$
333
, included

in loss

from equity

method investments
in the accompanying consolidated statements of income.
From October

8, 2019

until May 24,

2021, DSS outsourced

the management of

certain vessels to

DWM
for

which

DSS

was

paying

a

fixed

monthly

fee

per

vessel

and

a

percentage

of

those

vessels’

gross
revenues.

On

May

24,

2021,

the

management

of

the

same

vessels

was

transferred

to

DWM

directly,
whereas the vessel

owning companies of

these vessels entered

into new management

agreements with
DWM under

which they pay

a fixed monthly

fee and

a percentage of

their gross revenues.

Management
fees

to

DWM

in

2023,

2022

and

2021

amounted

to

$
1,313
,

$
511

and

$
1,432
,

respectively,

and

are
separately presented as management fees to related party in the accompanying consolidated statements of income. Additionally, in

2023 and 2022,

the Company paid

to DWM management

fees amounting

to $
19
and

$
272
,

respectively,

included

in

advances

for

vessel

acquisitions

and

vessels,

net,

relating

to

the
management of

four Ultramax vessels

the Company

assigned to DWM

with new

management agreements
and incurred

during the

predelivery period

of the

vessels. Commissions

for 2023,

2022 and

2021 amounted
to $
390
, $
162

and $
200
, respectively,

and are

included in

voyage expenses

(Note 12).

As of

December

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

31, 2023

and 2022, there

was an amount

of $
25

and $
216

due from

DWM, included in

due from related
parties in the accompanying consolidated balance sheets.

b)

Bergen Ultra

LP, or Bergen:

Bergen is

a limited

partnership which

was established

for the

purpose
of acquiring,

owning, chartering

and/or operating

a vessel.

Bergen was

a wholly

owned subsidiary

of Diana,
which

on

February

14,

2023,

signed

a

Memorandum

of

Agreement

to

acquire

for

$
27,900
,

from

an
unrelated third-party an Ultramax

dry bulk vessel, delivered

on April 10, 2023.

On March 30, 2023,

Bergen
entered into a loan agreement with Nordea for a $
15,400

loan to finance part of the purchase price of the
vessel.

On

the

same

date,

the

Company

entered

into

a

corporate

guarantee

with

Nordea

to

secure
Bergen’s

obligations

under

the

loan.

On

April

28,

2023,

the

Company

entered

into

(i)

an

investment
agreement with an unrelated

third party to acquire
75
% of the limited

partnership interests, for

$
11,025
; (ii)
an amended limited partnership agreement under which the

Company acts as the General Partner of

the
partnership through its wholly owned subsidiary Diana General Partner Inc.; (iii)

an administrative service
agreement under

which DSS

provides administrative

services to

Bergen for

an annual

fee of

$
15
; (iv)

a
commission

agreement

under

which

the

Company

is

paid

a

commission

of
0.8
%

per

annum,

on

the
outstanding

balance

of

the

loan,

as

compensation

for

the

guarantee

it

provided

to

Nordea

and

(v)

a
convertible loan agreement

for $
27,900

plus other expenses,

with Bergen under

which Bergen would

have
to repay all expenditures made by the Company for the acquisition of the vessel. Pursuant to the terms of the

convertible

loan,

on

April

28,

2023,

the

Company

received

from

Bergen

$
25,189

in

cash

while

an
amount

of

$
3,675

was

converted

into

partnership

interests

in

Bergen,

representing
25
%

of

the

total
partnership interests.
Upon the provisions of

the amended partnership

agreement, the general

partner irrevocably delegated

the
authority

to

Bergen’s

board

of

directors

to

have

the

power

to

oversee

and

direct

the

operations,
management and policies of Bergen. The Company evaluated

its variable interests in Bergen under ASC
810 and

concluded that

Bergen is

a VIE

and that

the Company

does not

individually have

the power

to
direct the

activities of the

VIE that most

significantly affect the

partnership’s performance. From

April 28,
2023

the

Company no

longer retains

the

power

to

control the

board

of directors.

As

of

the

same

date,
Bergen has been considered as an affiliate entity and not as a controlled subsidiary of the Company.

The
Company

accounted

for

the

deconsolidation

of

Bergen

in

accordance

with

ASC

610

and

the

retained
noncontrolling interest

of
25
% was

accounted for

under the

equity method

due to

the Company’s

significant
influence over Bergen.
On the

date of

deconsolidation,

the Company

measured the

fair value

of the

retained noncontrolling

interest
at

$
4,519

through Level

2 inputs

of the

fair

value hierarchy.

The Company

in order

to

calculate the

fair
value of its
25
% interest in accordance with ASC 610,

took into consideration the fair value of the

distinct
assets and liabilities

of Bergen on the date

of the deconsolidation.

This resulted in gain

on deconsolidation
amounting to

$
844
, separately

presented in

the accompanying

2023 consolidated

statement of

income,
being the

difference between the

fair value of

the retained noncontrolling

interest plus the

carrying value
the liabilities assumed by Bergen and the carrying value of

the assets derecognized.
For 2023,

the investment

in Bergen

resulted in

gain of

$
181

and is

included in

loss from

equity method
investments in the 2023 accompanying consolidated statement of income.

As of December 31, 2023, the
investment

in

Bergen

amounted

to

$
4,700

and

is

included

in

equity

method

investments

in

the
accompanying

2023

consolidated

balance

sheet.

Also,

for

2023,

income

from

management

fees

from
Bergen amounted to $
10
, included in time charter revenues and income from the commission paid on the loan

guarantee

amounted

to

$
28
,

included

in

interest

and

other

income

in

the

2023

accompanying
consolidated

statement

of

income.

As

of

December

31,

2023,

there

was

an

amount

of

$
443

due

from
Bergen included in due from related parties, current and non-current.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

c)

Windward Offshore

GmbH,

or Windward:

On November

7, 2023,

the Company

through its

wholly
owned subsidiary Diana

Energize Inc., or Diana

Energize, entered into a

joint venture agreement, with
two
unrelated companies

to form Windward

Offshore GmbH &

Co. KG or

Windward, based

in Germany, for the
purpose of

establishing and

operating an

offshore wind

vessel company

with the

aim of

becoming a

leading
provider

of

service

vessels

to

the

growing

offshore

wind

industry

and

acquire

certain

vessels.

Diana
Energize agreed to

contribute
25,000,000

Euro, being
45.45
% of the limited

partnership’s capital and as

of
December

31,

2023,

the

investment

amounted

to

$
10,063

mainly

consisting

of

advances

to

fund

the
construction of
two

vessels and working capital.

For 2023, the

investment in Windward resulted

in a loss
of $
671

and is

included in

loss from

equity method

investments in

the 2023

accompanying consolidated
statement of income.
d)

Cohen Global Maritime

Inc., or Cohen:

On September 12, 2023,

the Company through

its wholly
owned subsidiary Cebu Shipping Company Inc., or Cebu, acquired
24
% of Cohen, a company

organized
in

the

Republic

of

the

Philippines

for

the

purpose

of

engaging

in

the

manning

agency

business.

As

of
December 31, 2023, the Company’s investment in Cohen amounted to $
272
, consisting of advances paid
to acquire the license required to engage in the manning agency business.

5.

Investments in related parties and other
a)

OceanPal Inc., or

OceanPal:

As of December

31, 2023 and

2022, the Company

was the holder
of
500,000

Series B Preferred

Shares and
207

and
10,000
, respectively, of Series C Convertible

Preferred
Shares of OceanPal.

Series

B

preferred

shares

entitle

the

holder

to
2,000

votes

on

all

matters

submitted

to

vote

of

the
stockholders of the

Company,

provided however,

that the total

number of votes

shall not exceed
34
% of
the total

number of

votes, provided

further, that the

total number

of votes

entitled to

vote, including

common
stock or any other voting security,

would not exceed
49
% of the total number of votes. Series B Preferred
Shares have no dividend or distribution rights.
Series C preferred shares do not have voting rights unless related to amendments of the Articles of
Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock.

Series C preferred

shares have a

liquidation preference
equal

to

the

stated

value

of

$
1,000

and

are

convertible

into

common

stock

at

the

Company’s

option
commencing upon the first anniversary of the issue date, at a conversion price equal to the lesser of

$
6.5
and the

10-trading day

trailing VWAP

of OceanPal’s

common shares,

subject to

adjustments. Dividends
on

each

share

of

Series

C

Preferred

Shares

are

cumulative

and

accrue

at

the

rate

of
8
%

per

annum.
Dividends are payable in cash or, at OceanPal’s election, in kind.
On October 17,

2023, the Company

converted
9,793

of the
10,000

Series C Preferred

shares of OceanPal
to
3,649,474

common shares, having a

fair value of

$
9,160

determined through Level

1 inputs of

the fair
value hierarchy, based on

the closing

price of

OceanPal’s common shares

on the

date of

conversion.

Upon
conversion the

Company realized

a gain

of $
1,742
,

being the

difference between

the

book value

of the
9,793

Series C Preferred shares and the

fair value of the common shares

acquired and is included in gain
on

related

party

investments,

separately

presented

in

the

accompanying

consolidated

statements

of
income. Following

the conversion,

the Company is

the beneficial

owner of
49
% of the

outstanding common
stock of

OceanPal and

since the

shares are

listed at

NASDAQ, the

Company elected

to account

for its
common stock ownership in OceanPal at fair value.

As

of

December

31,

2023,

the

Company’s

investment

in

the

common

stock

of

OceanPal

amounted

to
$
8,138
, being the

fair value of

OceanPal’s common shares

on that date,

determined through

Level 1 inputs

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

of the

fair value

hierarchy, and the

Company recorded

an unrealized

loss on

investment of

$
1,022
, included
in gain on

related party investments, separately presented

in the accompanying consolidated

statements
of income.
As the

Company applied

the fair

value option

to its

investment in

the common

shares of

OceanPal that
would otherwise be accounted for under the

equity method of accounting, it also applied

fair value to all of
its financial

interests in

OceanPal, being

the
Series B

preferred shares

and Series

C preferred

shares which
until then, the Company applied

the guidance for equity securities

without readily determinable fair

values.
As of December 31,

2023 and 2022, the

Company’s investment in Series

B preferred shares and

Series C
preferred

shares,

amounted

to

$
180

and

$
7,744
,

respectively,

including

$
3

and

$
169
,

respectively,
dividends

receivable on

the

Series

C

preferred shares,

and

are

separately presented

in

investments in
related parties in

the accompanying consolidated

balance sheets. As

of December 31,

2023, the Company
recorded a gain of $
21
, presented in gain on

related party Investments, being the difference

between the
book

value

of

the

investments

and

the

fair

value

determined

through

Level

3

inputs

of

the

fair

value
hierarchy,

by using

the income

approach, taking into

account the

present value of

the future

cash flows,
the holder of shares would expect to receive from holding the equity instrument.
On

September

20,

2022,

the

Company

acquired
25,000

OceanPal

Cumulative

Convertible

Series

D
Preferred Shares, par value $
0.01

per share, as part of the

consideration provided to the Company

for the
sale of

Baltimore to OceanPal, pursuant

to a Memorandum

of Agreement dated

June 13, 2022

(Note 6).
Similarly,

on February

8, 2023,

the Company

acquired
13,157

shares of

OceanPal Series

D Cumulative
Convertible Preferred

Shares,

as part

of the

consideration provided

to the

Company for

sale of

Melia to
OceanPal, pursuant to a Memorandum of Agreement dated February

1, 2023 (Note 6).
Series D preferred shares

were convertible into

common stock at

the holder’s option,

at a conversion

price
equal to

the 10-trading

day trailing

VWAP of OceanPal’s

common shares,

provided however

that the

holder
would not beneficially

own greater than
49
% of OceanPal’s

outstanding shares of common

stock. Series
D preferred

shares have

no voting

rights; dividends

were cumulative,

accruing at

the rate

of
7
% per

annum,
payable in cash or,

at OceanPal’s election, in PIK shares (Series D Preferred shares issued to the holder
in lieu of cash dividends); and they had a liquidation preference equal

$
1,000

per share.

On the date of issuance,

the Company measured its investments

on Series D preferred shares

at their fair
value and elected to subsequently

measure such investments in accordance

with paragraph ASC 321-10-
35-2 (Note 2(aa)). The

fair value of

Series D Preferred

Shares was determined

by taking into

consideration
a third-party valuation which was based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from

holding the equity instrument.

On

December

15,

2022,

the

Company

distributed

the
25,000

Series

D

Preferred

Shares

as

non-cash
dividend to its shareholders of record on November 28, 2022. The shareholders had the option to receive
Series

D

Preferred

Shares

or

common

shares

of

OceanPal

at

the

conversion

rate

determined

before
distribution

according

to

the

terms

of

the

designation

statement.

The

Company

accounted

for

the
transaction as

a nonreciprocal

transfer with

its owners

in accordance

with ASC

845 and

measured their
fair

value

on

the

date

of

declaration

at

$
18,189
.

The

fair

value

of

the

Series

D

Preferred

Shares

was
determined by using the income approach, taking into account the present value of the future cash flows,
the holder

of shares

would expect

to receive

from holding

the equity

instrument. This

resulted in

gain of
$
589
, being

the difference

between the

fair value

and the

carrying value

of the

investment and

is separately
presented as Gain on related party investments in the accompanying consolidated statements of income.
On June 9, 2023, the Company distributed the
13,157

Series D Preferred Shares as a non-cash dividend
to

its

shareholders

of

record

on

April

24,

2023.

The

Company

accounted

for

the

transaction

as

a

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

nonreciprocal

transfer

with

its

owners

in

accordance

with

ASC

845

and

measured

the

fair

value

of

the
preferred shares

on the

date of

declaration at

$
10,761
. The

fair value

of the

Series D

Preferred Shares
was determined

by using

the income

approach, taking

into account

the present

value of

the future

cash
flows, the holder

of shares would

expect to receive

from holding

the equity

instrument. This

resulted in gain
of

$
761
,

being

the

difference

between

the

fair

value

and

the

carrying

value

of

the

investment

and

is
separately

presented

as

gain

on

related

party

investment

in

the

2023

accompanying

consolidated
statement of income.
For 2023,

2022 and

2021, dividend

income from

the Series

C and

Series D

OceanPal preferred

shares
amounted to $
801
, $
917

and $
69
, respectively, included in interest and

other income in the

accompanying
consolidated statements of income.
b)

Investment in

equity securities:

During 2023,

the Company

acquired equity

securities of

an entity
listed in the NYSE which as of December

31, 2023 had a fair value of $
20,729
. The equity securities were
initially recorded

at cost

amounting to

$
17,916

and measured

subsequently at

fair value,

since their

fair
values were

readily determinable,

determined through

Level 1

of the

fair value

hierarchy.

The securities
are considered

marketable securities

that are

available to

be converted

into cash

to fund

current operations
and classified in current

assets in the accompanying

2023 consolidated balance

sheet. Unrealized gain

on
the investment amounted to $
2,813

and is separately presented in unrealized gain

on equity securities in
the accompanying consolidated statements of income.
6.

Advances for vessel acquisitions and Vessels, net

Vessel Acquisitions
On July

15, 2021

the Company

agreed to

acquire from

an unaffiliated

third party, the

2011 built Kamsarmax
dry

bulk

vessel
Leonidas

P.C.
,

for

a

purchase

price

of

$
22,000
,

delivered

on

February

16,

2022.

The
Company incurred $
927

of additional predelivery expenses.
On December 3,

2021, the Company

agreed to acquire from

an unaffiliated third

party,

the Capesize dry
bulk vessel Florida,

for a purchase price of $
59,275
, delivered on March 29, 2022. The Company incurred
$
1,504

of additional predelivery expenses.
On August 10,

2022, the Company

entered into a

master agreement with

Sea Trade Holdings Inc.

(or “Sea
Trade”),

an unaffiliated

third party,

to acquire

nine Ultramax

vessels for

an aggregate

purchase price

of
$
330,000
, of

which $
220,000

would be

paid in

cash and

$
110,000

through an

aggregate of
18,487,393
newly issued

common shares

of the

Company, issuable on

the delivery

of each

vessel. In

the fourth

quarter
of 2022,

the Company

took delivery

of
eight

vessels for

$
195,810

in cash

and
16,453,780

newly issued
common shares having a

fair value of $
67,909

(Notes 11

and 16). The Company also

incurred $
4,364

of
additional predelivery expenses.

On January

30, 2023,

the Company

took delivery

of the

ninth vessel

for $
23,955

in cash

and
2,033,613
newly issued common shares, having

a fair value of

$
7,809
. Part of the

purchase price of the vessel

and
additional

predelivery

expenses

were

already

paid

in

2022

and

presented as

of

December 31,

2022

in
advances for vessel

acquisitions in the

accompanying consolidated

balance sheet.

The Company incurred
$
555

of additional predelivery expenses.
The value

of the

shares issued

in 2022

and in

2023, was

determined through

Level 1

inputs of

the fair

value
hierarchy based on the closing price of the

Company’s common stock on the date of issuance which

was
the date of delivery of each vessel.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On February 14, 2023, the Company signed a Memorandum of Agreement to acquire from an unaffiliated third-party an

Ultramax dry

bulk vessel

for a

purchase price

of $
27,900
. On

April 28,

2023, the

vessel’s
ship owning company

was deconsolidated

from the Company’s

financial statements due

to the Company’s
loss of control

described in

note 4(b) and

the net book

value of

the vessel amounting

to $
27,908

is included
in both vessel acquisitions and vessel disposals.

Vessel Disposals
On June

13, 2022,

the Company

sold to

OceanPal, the

vessel
Baltimore
, for

a sale

price of

$
22,000

of
which $
4,400

in cash

and $
17,600

in
25,000

newly issued

OceanPal Series

D Preferred

Shares

(Note
5(a)). On the date of the agreement, the vessel was classified as held for sale according to the provisions of

ASC

360,

as

all

criteria

required

for

this

classification

were

met,

at

carrying

value

of

$
16,722

and
unamortized deferred costs of $
41
, measured at the lower of

carrying value and fair value

(sale price) less
costs to sell. The vessel was delivered to OceanPal on

September 20, 2022 and the sale resulted in gain
amounting to $
2,850
, included in gain on sale of vessels in the accompanying consolidated statements of income.
On

January

23,

2023,

the

Company

sold

to

an

unrelated

third

party

the

vessel
Aliki

for

a

sale

price

of
$
15,080

and

on February

1,

2023, the

Company,

sold to

OceanPal the

vessel
Melia

for a

sale

price of
$
14,000
, of

which $
4,000

in cash

and $
10,000

in
13,157

newly issued

OceanPal Series

D Preferred

Shares
(Note 5(a)).

On the

date of the

agreements, the vessels,

having an

aggregate carrying value

of $
23,198
and unamortized deferred

costs of $
405

were classified as

held for sale,

measured at carrying

value which
was

the

lower

of

their

carrying

value

and

fair

value

(sale

price)

less

costs

to

sell.

Both

vessels

were
delivered to their new owners on

February 8, 2023. The sale of the

vessels resulted in gain amounting to
$
4,995
, included in gain on sale of vessels in the accompanying consolidated statements of income.
On October

5, 2023,

the Company

sold to

an unrelated

third party

the vessel

Boston for

a sale

price of
$
17,998
. The vessel was delivered to the buyer on

December 6, 2023 and the sale of the vessel resulted
in gain

of $
328
, included

in gain

on sale

of vessels

in the

accompanying

consolidated statements

of income.
The amounts reflected in Vessels, net in

the accompanying consolidated balance sheets are analyzed as follows:

Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2021 $
810,429
$
(166,979)
$
643,450
- Additions for vessel acquisitions and improvements
358,504
-
358,504
- Additions for improvements reclassified from other non-
current assets
1,370
-
1,370
- Vessel disposals
(29,175)
12,453
(16,722)
- Depreciation for the year -
(36,986)
(36,986)
Balance, December 31, 2022 $
1,141,128
$
(191,512)
$
949,616
- Additions for vessel acquisitions and improvements
61,682
-
61,682
- Vessel disposals
(60,655)
21,688
(38,967)
- Vessel disposal due to deconsolidation

of subsidiary (Note
4(b))
(27,908)
-
(27,908)
- Depreciation for the year -
(44,231)
(44,231)
Balance, December 31, 2023 $
1,114,247
$
(214,055)
$
900,192

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Additions for vessel

improvements mainly

relate to the

implementation of ballast

water treatment and

other
works necessary

for the vessels

to comply with

new regulations

and be able

to navigate to

additional ports.
As of

December 31,

2022, an

amount of

$
1,370

was reclassified

to Vessels,

net from

other non-current
assets

and

related

to

ballast

water

treatment

equipment

paid

in

a

previous

period

but

delivered on

the
vessels during the year ended December 31, 2022.
7.

Property and Equipment, net
The Company owns the land and building of its principal corporate offices in Athens, Greece and a plot of
a

land

of

which on

July 6,

2023,

DSS purchased

1/3

from

Alpha Sigma

Shipping

Corp,

a related

party
company,

for

the

purchase

price

of

$
1,208

and

became

its

sole

owner.

Other

assets

consist

of

office
furniture and equipment,

computer software and

hardware and vehicles.

The amount

reflected in “Property
and equipment, net” is analyzed as follows:

Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2021 $
28,269
$
(5,427)
$
22,842
- Additions in property and equipment
667
-

667
- Depreciation for the year -
(546)

(546)
Balance, December 31, 2022 $
28,936
$
(5,973)
$
22,963
- Additions in property and equipment
2,006
-
2,006
- Depreciation for the year -
(687)
(687)
Balance, December 31, 2023 $
30,942
$
(6,660)
$
24,282
8.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
follows:

2023 2022
Senior unsecured bond
119,100
125,000
Secured long-term debt
397,857
405,120
Total long-term

debt
$
516,957
$
530,120
Less: Deferred financing costs

(6,314)
(7,609)
Long-term debt, net of deferred financing costs $
510,643
$
522,511
Less: Current long-term debt, net of deferred financing

costs,
current
(49,512)
(91,495)
Long-term debt, excluding current maturities $
461,131
$
431,016

Senior Unsecured Bond
:

On
June 22, 2021
, the

Company issued a

$
125,000

senior unsecured bond

maturing in

June 2026. The
bond ranks ahead of subordinated capital and ranks the

same with all other senior unsecured obligations
of

the

Company

other

than

obligations

which

are

mandatorily

preferred

by

law.

Entities

affiliated

with
executive officers

and directors of

the Company purchased

an aggregate of

$
21,000

principal amount of
the bond.

The bond

bears interest

at a

US Dollar

fixed-rate coupon

of
8.375
% and

is payable

semi-annually
in arrears in June

and December of each

year. The

bond is callable in

whole or in part

in June 2024 at

a
price

equal

to
103.35
%

of

nominal

value;

between

June

2025

to

December

2025

at

a

price

equal

to
101.675
% of nominal value and after December 2025 at a price

equal to
100
% of nominal value. On June

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

29,

2023,

the

Company repurchased

$
5,900

nominal value

of

the

bond

for

$
5,851
.

In

this

respect, the
Company

recognized

an

amount

of

$
159

as

loss

on

debt

extinguishment,

representing

the

difference
between the

reacquisition price of

$
5,851

and the

net carrying

amount of the

debt being

extinguished of
$
5,900

less deferred

financing fees

of $
208
. The

bond includes

financial and

other covenants

and is

trading
at Oslo Stock Exchange under the ticker symbol “DIASH02”.

Secured Term Loans:
Under the

secured term

loans outstanding

as of

December 31,

2023,
33

vessels of

the Company’s

fleet
are

mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
699,014
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

As of December 31, 2023 and 2022, minimum cash

deposits required to be maintained at all times under
the Company’s

loan facilities,

amounted to

$
20,000

and $
21,000
, respectively

and are

included in

restricted
cash, non-current in

the accompanying consolidated

balance sheets. Furthermore,

the secured term

loans
contain

cross

default

provisions

and

additionally

the

Company

is

not

permitted

to

pay

any

dividends
following the occurrence

of an event

of default. In

2023 and 2022

, the weighted

average interest rate

of
the secured term loans was
7.3
% and
3.8
%, respectively.
As of December

31, 2023 and

2022, the Company

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
November 30, 2021
. The agreement was refinanced on June 29,

2020, to extend the maturity to
May 19,
2024
. The loan was repayable in equal semi-annual instalments of approximately $
1,574

and a balloon of
$
23,596

payable together

with the

last instalment.

The refinanced

loan bore

interest at

LIBOR plus

a margin
of
2.5
%.

On July 16, 2018, the Company drew down $
75,000

under a secured loan agreement with BNP. The loan
was

repayable

in

consecutive

quarterly

instalments

of

$
1,562.5

and

a

balloon

instalment

of

$
43,750
payable together with the last instalment on
July 17, 2023
. The loan bore interest at LIBOR plus a margin
of
2.3
%.

In

April 2023,

both loans

were refinanced

through a

new loan

facility with

Danish Ship

Finance and

the
outstanding balance of both loans, amounting to

$
75,193

was prepaid in full and the Company

recorded a
loss on debt extinguishment amounting to $
107
.
Nordea Bank AB,

London Branch (“Nordea”):

On March

19, 2015, the

Company drew down

$
93,080
under a secured

loan agreement,

maturing on
March 19, 2021
. The loan agreement

was amended on

May
7, 2020,

and supplemented

on July

29, 2021,

with an

additional borrowing

of $
460
. In

July 2022

and in

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

February 2023, the Company prepaid an amount of $
4,786

and $
8,134
, respectively, following the sale of
vessels. On June 20, 2023,

the Company entered into a

new loan agreement with Nordea

to refinance the
outstanding

balance of

the

existing

loan

amounting to

$
20,934
.

On

June

27,

2023,

the

Company

drew
down

$
22,500

and

prepaid

in

full

the

outstanding

balance

of

$
20,934

and

recorded

a

loss

on

debt
extinguishment

amounting to

$
220
.

The

new

loan

is

repayable

in
twenty

equal
quarterly

instalments of
$
1,125

and bears interest at term SOFR plus a margin of
2.25
%. The loan matures on
June 27, 2028
.
On September

30, 2022,

the Company

entered into

a $
200

million loan

agreement to

finance the

acquisition
price of

9 Ultramax

vessels. The

Company drew

down $
197,236

under the

loan, in

tranches for

each vessel
on their

delivery to

the Company

but prepaid

$
21,937

in December

2022 due

to a

vessel sale

and leaseback
transaction. The loan is repayable in equal
quarterly

instalments of an aggregate amount of

$
3,719
, and a
balloon of $
100,912

payable together with

the last instalment

on
October 11, 2027
. The loan

bears interest
at term

SOFR plus

a margin

of
2.25
%. Loan

fees amounted

to $
2,069

presented as

contra to

debt and
commitment fees amounted to $
191
, included in interest expense and finance costs in the accompanying
2022 consolidated statement of income.

ABN AMRO Bank N.V., or ABN:

On May 22, 2020, the Company signed a term loan facility with ABN, in the

amount

of

$
52,885

to

combine

two

loans

outstanding

with

ABN.

Tranche

A

was

repayable

in
consecutive
quarterly

instalments of $
800

each and a balloon instalment of

$
9,000

payable together with
the last instalment on
June 28, 2024
. The tranche bore

interest at LIBOR plus

a margin of
2.25
%. Tranche
B was repayable in equal consecutive
quarterly

instalments of about $
994

each and a balloon of $
13,391
payable together with

the last

instalment on
June 28, 2024
, and

bore interest at

LIBOR plus a

margin of
2.4
%.

On May 20,

2021, the Company, drew

down $
91,000

under a secured

sustainability linked

loan facility with
ABN AMRO Bank N.V,

dated May 14, 2021, which was used

to refinance existing loans. In August 2022,
the Company prepaid

$
30,791

due to vessel

sale and leaseback

transactions and since

then, the loan

was
repayable

in
quarterly

instalments

of

$
1,980

and

a

balloon

of

$
13,553

payable

together

with

the

last
instalment, on
May 20, 2026
. The loan

bore interest at

LIBOR plus a margin

of
2.15
% per annum,

which
could

be

adjusted

annually

by

maximum
10

basis

points

upwards

or

downwards,

subject

to

the
performance under certain sustainability KPIs.
On June 26,

2023, the Company prepaid

in full both

loans amounting to $
68,677
, which were refinanced
under

a

new

loan

agreement

with

DNB

Bank

ASA

and

the

Company

recorded

a

loss

on

debt
extinguishment amounting to $
237
.
Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal
quarterly

instalments

of

$
954
,

each,

until

its

maturity

on
January 4, 2032

and bears interest at term SOFR plus a margin of
2.45
%.
DNB Bank

ASA or

DNB:

On March

14, 2019,

the Company

drew down

$
19,000

under a

secured loan
agreement,

which

is

repayable

in

consecutive
quarterly

instalments

of

$
477.3

and

a

balloon

of

$
9,454
payable together

with the

last instalment

on
March 14, 2024
. The

loan bore

interest at

LIBOR plus

a margin
of
2.4
%. On March 14, 2023,

the outstanding balance of

the loan amounting to $
11,841

was prepaid in full
and the Company recorded a loss on debt extinguishment amounting to $
25
.
On June 26,

2023, the Company

entered into a

$
100,000

loan agreement which was

drawn on June

27,
2023,

to

refinance

the

outstanding

balance

of

the

ABN

loans

mentioned

above

and

for

working

capital
purposes. The loan is repayable

in
26

equal
quarterly

instalments of $
3,846

until
December 27, 2029
, and
bears term SOFR plus

a margin of
2.2
%, subject to sustainability

margin adjustment. Additionally, the loan

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

is subject to

a margin reset,

according to which

the borrowers and

the lenders will

enter into discussions
to agree

on a

new margin.

Unless the

parties agree

on a

new margin,

the loan

will be

mandatorily repayable
on June 27,

2027. As part

of the loan

agreement, on July

6, 2023, the

Company entered into

an interest
rate

swap

with

DNB

for

a

notional

amount

of

$
30,000
,

being
30
%

of

the

loan

amount

and

quarterly
amortization

of

$
1,154
.

Under

the

interest

rate

swap,

the

Company

pays

a

fixed

rate

of
4.268
%

and
receives floating under

term SOFR, has

a trade date

on June 27,

2023, and termination

date on December
27, 2029, and also has a mandatory break on June 27, 2027, the margin reset date of the loan, according
to which the swap will be terminated

if the loan is prepaid. As of

December 31, 2023, the fair value of the
interest

rate

swap

amounted

to

$
439

and

is

separately

presented

in

current

assets

and

non-current
liabilities,

amounting

to

$
129

and

$
568

respectively,

in

the

2023

accompanying

consolidated

balance
sheet. Loss

from the

interest rate

swap amounted

to $
439

and is

separately presented

as loss

on derivative
instruments in the 2023 consolidated statement of income.
Danish Ship

Finance A/S

or Danish:

On April

12,

2023, the

Company signed

a term

loan facility

with
Danish, for

$
100,000

to refinance

the outstanding

balance of

the Company’s

loans with

DNB Bank

ASA
and

BNP,

mentioned

above

and

working

capital.

On

April

18

and

19,

2023,

the

Company

drew

down
$
100,000

which

is

repayable

in
twenty

equal

consecutive
quarterly

instalments

of

$
3,301

each

and

a
balloon of $
33,972

payable together with the last instalment

on April 19, 2028, and

bears interest at term
SOFR plus a margin of
2.2
%.

As of December 31, 2023 and 2022, the Company was in compliance with all of its loan covenants.
As of December 31, 2023, the maturities of

the Company’s bond and debt facilities throughout their term, are shown in the table below and do not include the related

debt issuance costs.

Period Principal Repayment
Year 1 $
51,783
Year 2
51,783
Year 3
170,883
Year 4
152,696
Year 5
62,026
Year 6 and

thereafter
27,786
Total $
516,957
9.

Finance Liabilities
The amount

of finance

liabilities shown

in the

accompanying consolidated

balance sheet

is analyzed

as
follows:

December 31, 2023 December 31, 2022
Finance liabilities
133,337
142,370
Less: Deferred financing costs

(1,208)
(1,439)
Finance liabilities, net of deferred financing costs $
132,129
$
140,931
Less: Current finance liabilities, net of deferred financing costs,
current
(9,221)
(8,802)
Finance liabilities, excluding current maturities $
122,908
$
132,129

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On March 29, 2022, the Company sold Florida

to an unrelated third party for $
50,000

(Note 6) and leased
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

(Note 6)
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

owner of the

vessels shall not

retain any control,

possession, or command of

the vessel
during the charter period.
The Company determined

that, under ACS

842-40 Sale and

Leaseback Transactions, the

transactions are
failed

sales

and

consequently the

assets

were not

derecognized from

the

financial

statements

and

the
proceeds from the sale of

the vessels were accounted

for as financial liabilities. As

of December 31, 2023,
the weighted average remaining

lease term of

the above lease

agreements was
7.70

years, the average
interest

rate

was
4.83
%

and

the

sublease

income

during

2023

was

$
34,560
,

included

in

time

charter
revenues.
As of

December 31,

2023, and

throughout

the term

of the

leases,

the Company

has annual

finance liabilities
as shown in the table below:

Period Principal Repayment
Year 1 $
9,437
Year 2
9,808
Year 3
10,224
Year 4
10,661
Year 5
11,151
Year 6 and

thereafter
82,056
Total $
133,337

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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
the Company

has purchase

obligations to

repurchase the

vessels
Florida, Santa

Barbara, New

Orleans
and

DSI Andromeda
upon expiration of their lease contracts, as described

in Note 9.
c)

On March

30, 2023,

the Company

entered into

a

corporate guarantee

with Nordea

under which

the
Company guarantees

the performance

by Bergen

of all

of its

obligations

under the

loan until

the maturity
of the loan

on March 30, 2028

(Note 4 (b)). The

Company considers the likelihood of

having to make
any payments under the guarantee to be remote, as the loan is also secured by an account pledge by
Bergen,

first

preferred

mortgage

on

the

vessel,

a

first

priority

general

assignment

of

the

earnings,
insurances

and

requisition

compensation

of

the

vessel,

a

charter

party

assignment,

a

partnership
interests

security

deed,

and

a

manager’s

undertaking.

Accordingly,

as

of

December

31,

2023,

the
Company

did

not

record

a

provision for

losses

under

the

guarantee

of

Bergen’s

loan

amounting to
$
14,778

on that date.
d)

As

of

December

31,

2023,

the

Company’s

vessels,

owned

and

chartered-in, were

fixed

under

time
charter

agreements,

considered

operating

leases.

The

minimum

contractual

gross

charter

revenue
expected to

be generated

from fixed

and non-cancelable

time charter

contracts existing

as of

December
31, 2023 and until their expiration was as follows:

Period Amount
Year 1 $
127,297
Year 2
24,629
Year 3
9,454
Year 4
725

Total
$
162,105

11.

Capital Stock and Changes in Capital Accounts
a)

Preferred stock
:

As of December 31, 2023, and 2022, the

Company’s authorized preferred stock
consists of
50,000,000

shares and
25,000,000

shares, respectively

(all in registered

form), par value

$
0.01
per share,

of which
1,000,000

shares are

designated as

Series A

Participating Preferred

Shares,
5,000,000
shares are designated as

Series B Preferred Shares,
10,675

shares are designated as

Series C Preferred
Shares and
400

shares are designated

as Series

D Preferred Shares.

As of December

31, 2023 and

2022,
the Company had
zero

Series A Participating Preferred Shares issued and outstanding.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)

Series

B

Preferred

Stock:

As

of

December

31,

2023,

and

2022,

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

Shares rank prior to the holders

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

In

2023,

2022

and

2021,

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
: As of December 31, 2023, and 2022,

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

The Series C Preferred

Stock has no dividend or

liquidation
rights and cannot be

transferred without the consent

of the Company except to

the holder’s affiliates and
immediate family members.
d)

Series D Preferred Stock
: As of December 31, 2023, and 2022, the Company had
400

shares of
Series D Preferred Stock, issued and outstanding,

with par value $
0.01

per share, owned by an affiliate of
its Chief

Executive Officer,

Mrs. Semiramis

Paliou.

The Series

D Preferred Stock

is not

redeemable and
has
no

dividend or

liquidation rights.
The Series D Preferred Stock vote with the common shares of the
Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 200,000 votes,

on

all

matters

submitted

to

a

vote

of

the

stockholders

of

the

Company, provided

however, that,
notwithstanding any

other provision

of the Series

D Preferred

Stock

statement of

designation, to

the extent
that the total number

of votes one or

more holders of Series

D Preferred Stock

is entitled to vote

(including
any voting power of such holders derived from Series D Preferred

Stock, shares of Common Stock or any
other voting security of the

Company issued and outstanding as of

the date hereof or that

may be issued
in the

future) on any

matter submitted to

a vote

of stockholders of

the Company would

exceed
36.0
% of
the total number

of votes eligible

to be cast on

such matter, the total

number of votes

that holders of

Series
D Preferred Stock may exercise derived

from the Series D Preferred Stock

together with Common Shares
and any

other voting

securities of

the

Company beneficially

owned by

such holder,

shall be

reduced to
36
% of the total number of votes that may be cast on such matter submitted to a vote of stockholders.
e)

Issuance and Repurchase of Common Shares:
In February 2021, the Company repurchased

in
a tender

offer
6,000,000

shares at

the price

of $
2.50

per share.

In
August 2021,

the Company

repurchased,
in another

tender offer,
3,333,333

shares, at

a price

of $
4.50

per share

and in

December 2021,

repurchased
3,529,411

shares at a

price of

$
4.25

per share.

The aggregate

cost of

the share repurchases

was $
45,369
,
including

expenses.

In

2022,

the

Company

issued

under

its

ATM

program
877,581

shares

of

common
stock,

at

an

average

price

of

$
6.27

per

share

and

received

net

proceeds

of

$
5,322
.

During

2022,

the
Company

repurchased

under

its

share

repurchase

program
820,000

shares

of

common

stock,

at

an
average price of $
4.56

per share, for an aggregate

cost of $
3,799
, including expenses. In addition, in

the
fourth

quarter

of

2022,

the

Company

issued
16,453,780

common

shares

to

Sea

Trade

(Note

6),

upon

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

exercise by Sea Trade of the

eight out of nine warrants mentioned in (i) below,

for the acquisition of eight
vessels,

at

an

average

price

of

$
4.13
.

On

January

30,

2023,

the

Company

issued
2,033,613

common
shares, at

$
3.84
, to

Sea Trade

upon exercise

by Sea

Trade

of a

warrant it

held for

the acquisition

of a
vessel

(Note

6).

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

to $
79,812
.
On March

20, 2023, the

Company paid

a dividend of

$
0.15

per share, or

$
15,965
, to

its shareholders of
record as of March 13, 2023. On July 10, 2023, the Company distributed a dividend of $
0.15

per share to
all shareholders of record as

of June 12, 2023, and

paid $
12,424

in cash to its shareholders

who elected
to receive cash

and distributed
965,044

newly issued common shares

to its shareholders

who elected to
receive

shares.

On

September

8,

2023,

the

Company

distributed

a

dividend

of

$
0.15

per

share

to

all
shareholders of record as

of August 14, 2023, and

paid $
13,041

in cash to its shareholders

who elected to
receive

cash

and

distributed
831,672

newly

issued

common

shares

to

its

shareholders

who

elected

to
receive

shares.

On

December

4,

2023,

the

Company

distributed

a

dividend

of

$
0.15

per

share

to

all
shareholders of record

as of November

27, 2023 in

the form of

common stock and

distributed
4,831,777
newly issued common shares.
g)

Dividend in Kind:
On November 29, 2021, the

Company distributed to its shareholders of record
on November 3,

2021, the common stock

of OceanPal, acquired in

a spin-off, amounting

to $
40,509
. On
December 15, 2022,

the Company distributed

the Company’s investment

in the Series

D Preferred Shares
of OceanPal in the form of a stock dividend amounting to $
18,189
, or $
0.18

per share, to its shareholders
of record as of November

28, 2022. On June

9, 2023, the Company

distributed the Company’s investment
in the

Series D

Preferred Shares

of OceanPal

in the

form of

a stock

dividend amounting

to $
10,761
, or
$
0.10

per share, to its shareholders of record as of April 24, 2023

(Notes 5(a)).

On

December 14,

2023, the

Company distributed
22,613,070

warrants to

its

shareholders of

record

on
December 6, 2023. Holders

received

one warrant for every

five shares of issued

and outstanding shares
of common stock held as of

the record date (rounded down to

the nearest whole number for any fractional
warrant. Each

Warrant

entitle the

Holder to

purchase, at

the Holder’s

sole and

exclusive election, at

the
exercise price of $
4

per warrant,
one

share of common stock plus a

bonus share fraction. A bonus share
fraction entitles

a Holder

to receive

an additional
half

of a

share of

common stock

for each

warrant exercised
without payment of any additional exercise price. If all warrants were exercised as of December

31, 2023,
the Company would

have issued
33,919,605

common shares

with a

fair value of

$
100,741

and would have
received

$
90,452

of

proceeds.

The

warrants

were

measured

on

the

date

of

distribution

at

fair

value,
determined through level

1 account hierarchy, being the opening

price of the warrants

on the NYSE

on the
date of distribution as they are listed

under the ticker DSX_W. The value of the warrants was

measured at
$
7,914
, or $
0.35

per warrant and

was recorded as

liability under the

terms of ASC

480. As of

December
31, 2023, the

warrant liability was remeasured

at fair value and

recorded at $
6,332
, resulting in

a gain of
$
1,583

separately presented

in the

2023 consolidated

statement of

income as

unrealized gain

on warrants.
As of December 31, 2023,
no

warrants had been exercised.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

h)

Incentive

Plan:
As

of

December

31,

2023,
13,444,759

shares

remained

reserved

for

issuance
according to the Company’s incentive plan.
Restricted stock in 2023, 2022 and 2021 is analyzed as follows:

Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2020
2,423,012
$
2.95
Granted
8,260,000

2.85
Vested
(1,168,363)

3.20
Outstanding as of December 31, 2021
9,514,649
$
2.83
Granted
1,470,000

4.15
Vested
(3,118,060)

2.86
Outstanding as of December 31, 2022
7,866,589
$
3.07
Granted
1,750,000
4.54
Vested
(2,822,753)
3.05
Outstanding as of December 31, 2023
6,793,836
$
3.45
The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The
aggregate

compensation

cost

is

recognized

ratably

in

the

consolidated

statement

of

income

over

the
respective vesting periods. In 2023, 2022 and 2021,

compensation cost amounted to $
9,938
, $
9,282

and
$
7,442
,

respectively,

and

is

included

in

general

and

administrative

expenses

in

the

accompanying
consolidated statements of income.
As of

December 31,

2023 and

2022, the

total unrecognized cost

relating to

restricted share

awards was
$
14,880

and $
16,873
, respectively. As of

December 31,

2023, the weighted-average

period over

which the
total compensation cost related to

non-vested awards not yet

recognized is expected to be

recognized is
1.95

years.
i)

Warrants:
On

August

11,

2022, the

Company

issued
nine

warrants

to

Sea

Trade

(Note

6)

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

The holder of the
warrants would not be

considered a shareholder prior to

the issuance of the

shares. As of December

31,
2022, there was only
one

warrant not exercised by Sea Trade, which was exercised

on January 30, 2023,
upon delivery of the ninth Ultramax vessel (Note 6). The

Company did
no
t receive any proceeds from the
exercise of

the warrants

by Sea Trade

and the

exercise price

of the

shares issued

was included

in the

price
of the vessels acquired.
12.

Voyage expenses
The amounts in the accompanying consolidated statements of income are analyzed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

2023 2022 2021
Commissions $
13,331
$
14,412
$
10,794
Gain from bunkers
(474)
(8,100)
(5,955)
Port expenses and other
764
630
731
Total

$
13,621
$
6,942
$
5,570
13.

Interest and Finance Costs
The amounts in the accompanying consolidated statements of income are analyzed as follows:

2023 2022 2021
Interest expense, debt $
39,617
$
21,983
$
18,067
Finance liabilities interest expense
6,786
2,735
-
Amortization of debt and finance liabilities issuance

costs
2,620
2,286
1,865
Loan and other expenses
308
415
307
Interest expense and finance costs $
49,331
$
27,419
$
20,239

14.

Earnings per Share
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
The dilutive effect on
unexercised

warrants (Note

11(g))

that

are

in-the-money,

is

computed using

the

treasury stock

method
which assumes that the proceeds upon exercise of these warrants are used to purchase common shares
at the average market price for the period. Incremental shares are the number of shares assumed issued
under the

treasury stock

method weighted

for the

periods the

non-vested shares

were outstanding.

In 2023,
2022

and

2021,

there

were
1,710,513
,
3,257,861
,

and
3,735,059

incremental

shares,

respectively,
included in the denominator of the diluted earnings per share calculation.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Net income attributable

to common stockholders

is adjusted by the

dividends on Series B

Preferred Stock.
Net income attributable to common

stockholders is further adjusted by

the unrealized gain on

warrants as
of December 31, 2023 to calculate the diluted earnings per share.

2023 2022 2021
Net income $
49,844
$
119,063
$
57,394
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
44,075
$
113,294
$
51,625
Weighted average number of common shares, basic
100,166,629
80,061,040
81,121,781
Earnings per share, basic $
0.44
$
1.42
$
0.64
Net income $
49,844
$
119,063
$
57,394
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Unrealized gain on warrants
(1,583)
-
-
Adjusted net income attributable to common
stockholders $
42,492
$
113,294
$
51,625
Weighted average number of common shares, basic
100,166,629
80,061,040
81,121,781
Incremental shares

1,710,513
3,257,861
3,735,059
Weighted average number of common shares, diluted

101,877,142
83,318,901
84,856,840
Earnings per share, diluted $
0.42
$
1.36
$
0.61
15.

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

tax exemption for the 2023,
2022 and

2021 taxable years,

and the

Company takes this

position for

United States federal

income tax
return reporting purposes.

16.

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
that are

beyond the

Company’s control

and may

include, among

other things,

general economic

conditions,
the

state

of

the

capital

markets,

the

condition

of

the

shipping

industry

and

charter

hire

rates. The

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
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

In 2023,

2022 and

2021, charterers

that individually

accounted for
10
% or

more of

the Company’s

time
charter revenues were as follows:

Charterer 2023 2022 2021
Cargill International SA
13%
19%
10%
Koch Shipping PTE LTD.

Singapore
*
15%
*
*Less than 10%

The Company is exposed to interest rate fluctuations

associated with its variable rate borrowings. On July
6, 2023, the

company entered

into an interest

rate swap

with DNB

(Notes 8 and

13) to manage

part of

such
exposure.
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet
approximate their

respective fair

values due

to the

short-term nature

of these

financial instruments.

The
fair value of long-term bank loans with variable interest

rates approximates the recorded values, generally
due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2023, the Bond having a fixed interest

rate and a carrying value of $
119,100

(Note 8)
had a fair value of $
118,505

determined through the Level 1 input of the fair value hierarchy as defined in
FASB guidance for Fair Value Measurements.
On

September

20,

2022,

the

Company

acquired
25,000

Series

D

Preferred

Shares

of

OceanPal

at
$
17,600
, determined by

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

was determined by using
the income approach, taking into

account the present value of the

future cash flows, the holder

of shares
would expect to receive from holding the equity instrument which resulted in gain of $
589
.
On February

8, 2023, the

Company acquired
13,157

shares of

OceanPal Series

D Preferred

Shares, as
part of

the consideration provided

to the

Company for sale

of Melia to

OceanPal, at

$
10,000
, taking

into
consideration a

third-party valuation

which was

based on

the

income approach,

taking into

account the
present value of the future cash

flows the Company expects to

receive from holding the equity instrument.
On

June

9,

2023, the

Company distributed

the

Series

D

Preferred

Shares as

a

non-cash

dividend and
measured their

fair value

on the

date of

declaration at

$
10,761
. The

fair value

was determined

by using

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

the income approach, taking into

account the present value of the

future cash flows, the holder

of shares
would expect to receive from holding the equity instrument which resulted in gain of $
761
.
Other Fair value measurements

Description (in thousands of US Dollars)
December 31,
2022
Quoted Prices
in Active
Markets
(Level 1)
Non-recurring fair value measurements
Long-lived assets held for use $
67,909
$
67,909
Total

non-recurring fair value measurements
67,909
67,909
December 31,
2023
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities $
20,729
20,729
$ $
Investments in related party
8,315
8,138
177
Interest rate swap, asset
129
129
Total

recurring fair value measurements
$
29,173
$
28,867
$
129
$
177
Non-recurring fair value measurements
Equity method investments $
4,519
$ $
4,519
$
Long-lived assets held for use
7,809
7,809
-
Total

non-recurring fair value measurements
$
12,328
$
7,809
$
4,519
-
Liabilities
Recurring fair value measurements
Interest rate swap, liability
568
568
Warrant liability
6,332
6,332
Total

recurring fair value measurements
6,900
6,332
568
-

17.

Subsequent Events
a)
Exercise of

warrants:
Since January

4, 2024 and

until April

1, 2024, holders

of warrants

exercised
3,051,471

warrants under which
4,597,192

shares of common

stock were issued

and the proceeds
from the exercise of warrants amounted to $
12,206
.
b)

Series

B

Preferred

Stock

Dividends
:

On

January

15,

2024,

the

Company

paid

a

quarterly
dividend

on

its

series

B

preferred

stock,

amounting

to

$
0.5546875

per

share,

or

$
1,442
,

to

its
stockholders of record as of January 12, 2024.
c)
Acquisition

of

property:
On

January

18,

2024,

the

Company

acquired

from

unaffiliated

third
parties a plot of

land for the purchase price of

Euro
310,000

to be utilized for

corporate purposes.
On March 6, 2024, the Company acquired

from unaffiliated third parties another plot

of land for the
purchase price of Euro
1,300,000
.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

d)

Sale of Vessel Artemis:

On January 19, 2024, the Company, through a wholly owned subsidiary, entered into an agreement with an unrelated third party to sell the vessel Artemis for the sale price
of $
12,990
. The vessel was delivered to the new owners on March 5, 2024.
e)
Commissioning Service

Operation Vessels (CSOVs):
On January

24, 2024,

Diana Energize

Inc.
increased

its

equity

commitment

to

Euro
50

million,

being

approximately
45.87
%

of

the

limited
partnership’s capital (Note 4 (c)).
f)
Methanol

Dual

Fuel

New-Building Kamsarmax

Dry

Bulk

Vessels:
On

February

8,

2024,

the
Company signed an agreement to

order through Marubeni Corporation

or its guaranteed nominee,
an

unaffiliated

third

party,
two

81,200

dwt methanol

dual

fuel

new-building Kamsarmax

dry

bulk
vessels, for

a purchase

price of

$
46,000

each, built

at Tsuneishi

Group (Zhoushan)

Shipbuilding
Inc., China. The vessels are expected

to be delivered to the

Company by the second half of 2027
and the first

half of 2028

respectively. On February 15,

2024, the Company

paid the first

instalment,
amounted $
8,050

for each vessel, representing the
17.5
% of the contract price.

g)

Sale of

Vessel Houston:

On February

22, 2024,

the Company, through

a wholly

owned subsidiary,
entered into an agreement

with an unrelated third

party to sell the

vessel Houston for the

sale price
of $
23,300
, with delivery to the new owners latest by September 16, 2024.
h)

Common Stock Dividend:

On February 23,

2024, the Company

declared a cash

dividend on its
common stock of

$
0.075

per share, based

on the

Company’s results of

operations during

the fourth
quarter

ended

December

31,

2023.

The

cash

dividend

was

paid

on

March

12,

2024,

to

all
shareholders of record as of March 5, 2024.