Form 20-F
period 2024-12-31
DIANA SHIPPING INC.
filed 2025-03-21
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
FORM
20-F
(Mark One)

☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2024
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
Ms Maria Dede
Pendelis 16
,
175 64 Palaio Faliro
,
Athens
,
Greece

Tel:

+
30
-
210
-
9470-100
, Fax: +
30-210-9470-101
E-mail:
mdede@dianashippinginc.com
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

As of December 31, 2024, there were
125,203,405

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
5
PART I
Item 1.
Identity of Directors, Senior Management and Advisers
7
Item 2.
Offer Statistics and Expected Timetable
7
Item 3.
Key Information
7
Item 4.
Information on the Company
42
Item 4A.
Unresolved Staff Comments
68
Item 5.
Operating and Financial Review and Prospects
69
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
Insider Trading Policies
115
Item 16K.
Cybersecurity
116
PART III
Item 17.
Financial Statements
119
Item 18.
Financial Statements
119
Item 19.
Exhibits
119

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

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.
D.

Risk Factors
Summary of Risk Factors
The bullets below summarize the principal risk factors related to an investment in our Company.

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

●
If our

vessels call

on ports

located in

countries or

territories that

are the

subject of

sanctions
or embargoes imposed

by the U.S.

government, the United

Kingdom, the European Union,
the United Nations, or other governmental

authorities, or engage in other

such transactions
or dealings

that would

be violative

of applicable

sanctions laws, it

could lead

to monetary
fines or penalties and

may adversely affect our reputation

and the market for our

securities.
●
We conduct business

in China, where

the legal system

has inherent uncertainties

that could
limit the legal protections available to us.
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
●
Technological innovation and

quality and

efficiency requirements

from our

customers could
reduce our charter hire income and affect the demand and the value of our vessels.
●
We

are a

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

stock, outstanding

warrants and

our

Series B

Preferred Shares.

The occurrence

of

any of

the
events described in this section

could significantly and negatively affect

our business, financial condition,
operating

results,

cash

available

for

the

payment

of

dividends

on

our

shares

and

interest

on

our

loan
facilities and bond, or the trading price of our securities.
Industry Specific Risk Factors
Charter

hire

rates

for

dry

bulk

vessels

are

volatile

and

have

fluctuated

significantly

in

the

past
years, which

may adversely

affect our earnings,

revenues and

profitability and

our ability

to comply
with our loan covenants.
Substantially all of our revenues

are derived from a single

market, the dry bulk segment,

and therefore our
financial results

are subject

to

cyclicality of

the

dry bulk

shipping industry

and any

attendant volatility

in
charter hire

rates and profitability. The

degree of

charter hire

rate volatility

among different types

of dry

bulk
vessels has

varied widely,

and time

charter and

spot market

rates for

dry bulk

vessels have

in the

past
declined below the

operating costs of

vessels. When we

charter our

vessels pursuant to

short-term time
charters, we

are exposed

to changes

in short-term

charter rates

for dry

bulk carriers

and such

changes
may affect our earnings. Fluctuations in charter rates result from changes in the supply of and demand

for
vessel

capacity

and

changes

in

the

supply

of

and

demand

for

the

major

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
In 2024, the

dry bulk

shipping market

experienced significant

volatility, especially in

the Capesize segment,
with fluctuating demand

and a notable

drop in rates

during the fourth

quarter.

Geopolitical tensions, stricter
environmental

regulations,

including

EU

fuel

rules,

and

disruptions

in

the

Panama

and

Suez

Canals
impacted

market

dynamics.

Infrastructure

projects

and

agricultural

exports

supported

demand,

keeping
freight rates for

Panamax and Ultramax segments relatively

stable, with an exception

towards the end

of
2024.

Freight rate

volatility stemmed

from seasonal

demand shifts,

with recovery

periods driven

by key
commodity

demand,

such

as

China’s

demand

for

coal

and

iron

ore

which

remained

crucial,

while

also
limited fleet

growth provided

partial support.

The introduction

of stricter

environmental

regulations, including
IMO 2030

and EU

fuel mandates,

is expected

to raise

operational costs,

potentially affecting

shipping rates.
The

Russia-Ukraine

war

and

tensions

in

Israel

disrupted

supply

chains

and

shipping

routes,

causing
unpredictable shifts in dry bulk demand. Despite these challenges, the market outlook remains cautiously optimistic,

though

subject

to

shifts

in

global

trade

patterns,

economic

conditions,

and

geopolitical
developments.
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

could increase, and

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
the

banking

and

securities

markets

around

the

world,

among

other

factors

which

may

have

a

material
adverse effect on our results

of operations and financial

condition and may cause

the price of our

common
shares to decline.
Global economic conditions may negatively impact the drybulk shipping industry.
Economic

growth

is

expected

to

remain

resilient

in

2025

and

2026,

despite

significant

challenges,

as
inflation is

expected to

ease further

compared to

2024. However,

major market

disruptions and

adverse
changes in market conditions and regulatory climate in China,

the United States, the European Union and
worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Chinese dry bulk imports have accounted

for the majority of global dry bulk

transportation growth annually
over the

last decade.

Accordingly,

our financial

condition and results

of operations,

as well

as our

future
prospects,

would

likely

be

hindered

by

an

economic

downturn

in

any

of

these

countries

or

geographic
regions. In recent years

China and India have

been among the

world’s fastest growing economies

in terms
of gross

domestic product.

Although China

met its

official growth

target of

5% in

2024, the

growth of

China’s
economy is projected to slow

in 2025, as there is a

continuous threat of a Chinese

financial crisis resulting

from deteriorating real estate property values, excessive personal and corporate indebtedness and “trade wars”. An economic slowdown in

China, the Asia-Pacific region, or in

India may adversely affect

demand
for seaborne

transportation of

our products

and our

results of

operations. Moreover,

any deterioration in
the economy of the

United States or the

European Union, may

further adversely affect economic

growth in
Asia.
In

recent

years,

China

and

the

United

States

have

implemented

certain

increasingly

protective

trade
measures

with

continuing

tensions

that

started

as

tariffs

and

now

include

technology

restrictions

and
additional export controls. Moreover, the impact that the

new U.S. presidential administration will have on
these tensions remains in flux. Geopolitical tensions in 2025 may intensify and impact trade flows, military
conflicts, and dry

bulk transportation

in the

future, and

U.S.-China trade

tensions, including

the introduction
by the U.S.

government of

tariffs affecting certain

goods imported

by China, may

provoke further

retaliatory
trade actions.

Additionally,

new tariffs

have recently

been imposed

by the

U.S. on

imports from

Canada
and Mexico,

among other

countries, on

goods including

steel and

aluminum, and

the U.S.

has also

signaled
that it may

impose “reciprocal” tariffs

on foreign imports in

the coming weeks.

It is unknown

whether and
to

what

extent

such

tariffs

(or

other

new

laws

or

regulations)

will

be

retained,

expanded

or

otherwise
modified by the U.S.,

or the effect that

any such actions

will have on us

or our industry, but such measures
could have an adverse effect on our business, financial condition, and results of operations.
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

290 in February 2016.

In 2024, the BDI ranged

from
a low of

976 to a

high of 2,419

and closed at

1,635 on March

20, 2025. There

can be no

assurance that
the

dry

bulk

charter

market

will

not

decline

further.

The

decline

and

volatility

in

charter

rates

is

due

to
various factors, including the

oversupply of vessels, easing

of port congestion, slower

demand growth and
economic and

geopolitical factors.

The decline

and volatility

in charter

rates in

the

dry bulk

market also
affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates.
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
Worldwide inflationary

pressures could

negatively impact

our results

of operations

and cash

flows.
The

previous

year

worldwide

economies

experienced

inflationary

pressures,

with

price

increases

seen
across

many

sectors

globally.

For

example,

the

U.S.

consumer

price

index,

an

inflation

gauge

that
measures costs

across dozens

of items

rose 3.4%

and 2.9%

in December 2023

and 2024,

respectively,
compared to the prior year. It remains to be seen whether

inflationary pressures will increase again

and to
what degree. In the

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
Our operations

expose us

to global

risks, such

as political

instability, terrorist

or other

attacks, war,
international

hostilities

and

economic

sanctions

restrictions

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
the economy that is

likely to be adversely

impacted by the effects

of political conflicts,

including the current
political instability in the

Middle East (including in

Israel and Gaza), Ukraine, the

South China Sea region
and other geographic

countries and

areas, geopolitical

events, terrorist

or other attacks,

war (or

threatened
war) and international hostilities. The response of the United States and others to terrorist attacks, as well
as

the

threat

of

future

terrorist

attacks

around

the

world,

continues

to

cause

uncertainty

in

the

world’s
financial

markets

and

may

affect

our

business,

operating

results,

and

financial

condition.

Continuing
conflicts and

recent developments

in Ukraine

and the

Middle East,

and increased

tensions between

the
U.S. and China,

Russia, Iran and

certain terrorist organizations, as

well as the

presence of U.S.

or other
armed forces in various

other regions, may lead

to additional acts of

terrorism and armed conflict

around
the world, which

may contribute to

further economic instability in

the global financial markets.

As a result
of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist

acts

generally.

These

uncertainties

could

also

adversely

affect

our

ability

to

obtain

additional
financing

on

terms

acceptable to

us

or

at

all.

Any

of

these

occurrences could

have

a material

adverse
impact on our

operating results,

revenues and

costs. Additionally, events in

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

Gulf region, in the Black

Sea in connection with
the conflict

between Russia and

Ukraine,

and in

and around

the Red

Sea in

connection with the

conflict
between Israel and Hamas.

Acts of terrorism

and piracy have also

affected vessels trading in

regions such
as

the

South

China

Sea

and

the

Gulf

of

Aden

off

the

coast

of

Somalia,

among

others.

Any

of

these
occurrences could have

a material

adverse impact on

our future

performance, results of

operation, cash
flows and financial position.
Beginning in

February of

2022, the

United States,

the United

Kingdom and

the European

Union, among
other countries,

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

The United States

has issued several

Executive Orders

that prohibit certain

transactions related to

Russia,
including

the

importation

of

certain

energy

products

of

Russian

Federation

origin

(including

crude

oil,
petroleum, petroleum fuels,

oils, liquefied natural

gas and coal), and

all new investments

in Russia by

U.S.
persons,

among

other

prohibitions

and

export

controls,

and

has

issued

numerous

determinations
authorizing the

imposition of

sanctions on

persons who

operate or

have operated

in the

energy,

metals
and mining, and marine sectors of

the Russian Federation economy, among others. Increased restrictions on

these

sectors,

or

the

expansion

of

sanctions

to

new

sectors,

may

pose

additional

risks

that

could
adversely affect our business and operations.
Our business could be adversely impacted by trade tariffs,

trade embargoes or other economic sanctions
that limit trading

activities between the United

States or other countries

and countries in the

Middle East,
Asia or elsewhere as

a result of

terrorist attacks, hostilities

or diplomatic or

political pressures, including

as
a result of

the ongoing tensions

involving Russia, Iran,

and China and

the current conflicts

between Russia
and Ukraine and in the Middle East.
An increase in

trade protectionism,

the unravelling of

multilateral trade

agreements and

a decrease
in the level

of China’s export

of goods and

import of raw

materials could have a

material adverse
impact

on

our

charterers’

business

and,

in

turn,

could

cause

a

material

adverse

impact

on

our
results of operations, financial condition and cash flows.
Our operations expose

us to the

risk that increased

trade protectionism

may adversely affect

our business.
Recently,

government leaders

have declared

that their

countries may

turn to

trade barriers

to protect

or
revive their domestic industries

in the face of

foreign imports, thereby

depressing the demand

for shipping.
The U.S.

government has

made statements

and taken

actions that

may impact

U.S. and

international trade
policies, including tariffs

affecting certain Chinese

industries. Additionally,

new tariffs may

be imposed by
the Trump

administration on imports

from Canada,

Mexico and

China as

well as

on imports of

steel and
aluminum. It is unknown

whether and to what

extent new tariffs (or

other new laws or

regulations) will be
adopted, or the effect that any such actions would

have on us or our industry. If any new tariffs, legislation
and/or regulations are implemented,

or if existing trade

agreements are renegotiated

or, in particular, if the
U.S. government

takes retaliatory

trade actions

due to

the ongoing

U.S.-China trade

tension, such

changes
could have an adverse effect on our business, results of operations and financial condition.
Additionally,

the

U.S.

trade

war

with

China

may

escalate

beyond

tariffs

with

a

proposal

by

the

Trump
administration to impose significant fees on any

vessel entering a U.S. port where that

vessel is owned by
a

Chinese

shipping

company

or

by

a

vessel

operator

whose

fleet

includes

one

or

more

Chinese-built
vessels or

that has

newbuilding

orders at

a Chinese

shipyard. The

proposal of

the U.S.

trade representative
(USTR), if

adopted as

proposed, would

require Chinese

shipping company’s-to

pay up

to $1

million per
port

call

and

those

operating

Chinese-built

vessels

to

be

charged

up

to

$1.5

million

per

U.S.

port

call,
depending on the percentage of vessels in their fleet

built at Chinese shipyard or newbuilding orders with
Chinese shipyards.

It is

unknown whether

and to

what extent

these new

port fees

on Chinese

shipping
companies and vessels will be adopted, or the effect that they would have on us or our industry generally.
Furthermore, the government of China has

implemented economic policies aimed at increasing domestic
consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export

and may,

in turn,

result in

a decrease of

demand for

container shipping. Many

of the

reforms,
particularly

some limited

price reforms

that

result

in the

prices for

certain commodities

being

principally
determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.
Restrictions

on

imports, including

in

the

form

of

tariffs,

could

have

a

major

impact

on

global

trade

and
demand for shipping. Specifically,

increasing trade protectionism in the markets

that our charterers serve
may cause

an increase

in (i)

the cost

of goods

exported from

exporting countries,

(ii) the

length of

time

required

to

deliver

goods

from

exporting

countries,

(iii)

the

costs

of

such

delivery

and

(iv)

the

risks
associated with

exporting goods.

These factors

may result

in a

decrease in

the quantity

of goods

to be
shipped, shipping time

schedules, voyage costs and

other associated costs.

Protectionist developments,
or the perception they may occur, may have a material adverse effect on global economic conditions, and may

significantly

reduce

global

trade,

including

trade

between

the

United

States

and

China.

These
developments

would

also

have

an

adverse

impact

on

our

charterers’

business,

operating

results

and
financial condition which could,

in turn, affect

our charterers’ ability to

make timely charter

hire payments
to us

and impair

our ability

to renew

charters and

grow our

business. Any

of these

developments could
have a material

adverse effect on

our business, results

of operations and

financial condition,

as well as

our
cash flows, including cash available for dividends to our stockholders.
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

of the outbreak on the

economy; (iv) volatility in the

demand for and price

of oil and
gas; (v) shortages or reductions in the supply of

essential goods, services or labor; (vi) the effect such

an
outbreak would have on the

global business environment and

the demand for the goods we

transport; (vii)
governmental

responses;

and

(viii)

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

operating on time charters, fuel is

a
significant

factor

in

negotiating

charter

rates.

As

a

result,

an

increase

in

the

price

of

fuel

beyond

our
expectations

may

adversely

affect

our

profitability

at

the

time

of

charter

negotiation.

Fuel

is

also

a
significant, if not

the largest, expense

in shipping when

vessels are under

voyage charter.

The price and
supply of

fuel is

unpredictable and

fluctuates based

on events

outside our

control, including

geopolitical
developments, such as the ongoing conflict between Russia and Ukraine and between

Israel and Hamas,
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

to, European Union

regulations, the U.S.

Oil
Pollution

Act

of

1990,

requirements

of

the

U.S.

Coast

Guard,

or

USCG

and

the

U.S.

Environmental
Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the U.S.
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
Environmental

requirements

can

also

affect

the

resale

value

or

useful

lives

of

our

vessels,

require

a
reduction in

cargo capacity,

ship modifications

or operational

changes or

restrictions, lead

to decreased
availability

of

insurance

coverage

for

environmental

matters

or

result

in

the

denial

of

access

to

certain
jurisdictional waters or

ports, or detention

in certain ports.

Under local, national and

foreign laws, as

well
as international treaties

and conventions, we

could incur material

liabilities, including cleanup

obligations
and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels

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

marine disasters, environmental

accidents, bad

weather
and natural disasters

or other disasters

outside our control

and other acts

of God, business

interruptions
caused

by

mechanical

failures,

grounding,

fire,

explosions

and

collisions,

human

error,

war,

terrorism,
piracy, robbery,

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

reduce our revenue or increase

our expenses and also

subject us to litigation.
As a

result, we

could be

exposed to

substantial liabilities not

recoverable under our

insurances. Further,
the

involvement

of

our

vessels

in

a

serious

accident

or

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

cash

and

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
If our

vessels call

on ports

located in

countries or

territories that

are the

subject of

sanctions or
embargoes imposed by the U.S. government,

the United Kingdom, the European

Union, the United
Nations, or other

governmental authorities, or engage

in other such

transactions or dealings that
would be

violative of

applicable sanctions

laws, it

could lead

to monetary

fines or

penalties and
may adversely affect our reputation and the market for our securities.
Our

contracts

with

our

charterers

prohibit

them

from

causing

our

vessels

to

call

on

ports

located

in
sanctioned countries or

territories or carrying

cargo for entities or

from countries and territories

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
The applicable sanctions

and embargo laws

and regulations vary

in their application,

and by jurisdiction,
and do

not all

apply to

the same

covered persons

or proscribe

the same

activities. In

addition, the

sanctions
and

embargo

laws

and

regulations

of

each

jurisdiction

may

be

amended

to

increase

or

reduce

the
restrictions they impose over

time, and the lists

of persons and entities

designated under these laws and
regulations

are

amended

frequently.

Moreover,

most

sanctions

regimes

provide

that

entities

owned

or
controlled by the persons or entities designated in such

lists are also subject to sanctions. The U.S.,

U.K.
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

States, U.K.,

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
regulations in 2024 and

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

regulations as a result

of actions that
do not involve

us or our

vessels, and those

violations could in

turn negatively affect

our reputation. Further,
our reputation

and the

market for

our securities

may be

adversely affected

if, for

example, we

enter into
charters

with

individuals

or

entities

who,

pursuant

to

contracts

with

third

parties,

provide

services

to

or
engage in operations associated with countries or territories that are the subject of certain U.S. sanctions
or embargo laws. Investor perception

of the value of our

common stock may also

be adversely affected by
the

consequences of

war,

the

effects

of terrorism,

civil unrest

and governmental

actions in

countries or
territories that we operate in.
The smuggling

of drugs

or

other contraband

onto our

vessels may

lead to

governmental claims
against us.
We

expect that

our vessels

will call

in

ports in

areas where

smugglers attempt

to

hide drugs

and other
contraband on

vessels, with

or

without the

knowledge of

crew members.
To
the

extent our

vessels are
found with contraband,

or stowaways,

whether inside

or attached to

the hull of

our vessel and

whether with
or without the knowledge of

any of our crew,

we may face governmental or other

regulatory claims which
could have

an adverse

effect

on our

business, results

of operations,

cash flows

and financial

condition.
Under some jurisdictions, vessels used for

the conveyance of illegal drugs could

result in forfeiture of the
subject vessel to the government of such jurisdiction.
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

legal system has inherent

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
Although

none

of

our

vessels

have

been

requisitioned by

a

government

for

title

or

hire,

a

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

report data

breaches within 72

hours and be

bound by more

stringent rules for
obtaining

the

consent

of

individuals

on

how

their

data

can

be

used.

GDPR

applies

to

all

companies
processing and holding the personal

data of data subjects residing

in the EU, regardless of

the company’s
location.

GDPR

became

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
scrap values;
●
applicable governmental or other regulations;
●
technological advances;

●
the need

to upgrade

vessels as

a result

of charterer

requirements, technological

advances in

vessel
design or equipment or otherwise; and
●
the cost of newbuildings.

In

addition,

as

vessels

grow

older,

they

generally

decline

in

value.

If

the

market

values

of

our

vessels
decline, we may

not be in

compliance with certain

covenants contained in our

loan facilities and

we may
not be able to refinance our

debt or obtain additional financing or incur

debt on terms that are acceptable
to

us

or

at

all.

As

of

December

31,

2024,

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

adversely affect
our financial

results.

Conversely, if vessel

values are

elevated at

a time

when we

wish to acquire

additional
vessels,

the

cost

of

acquisition

may

increase

and

this

could

adversely

affect

our

business,

results

of
operations, cash flow and financial condition.

We charter

some of

our vessels

on short-term time

charters in

a volatile

shipping industry and

a
decline in charter hire rates could affect our results of operations and our ability to pay dividends.
Although significant exposure to

short-term time charters is

not unusual in the

dry bulk shipping industry,
the short-term

time charter

market is

highly competitive

and spot

market charter

hire rates

(which affect
time charter

rates) may

fluctuate significantly

based upon

available charters

and the

supply of,

and demand
for,

seaborne

shipping

capacity.

While

the

short-term

time

charter

market

may

enable

us

to

benefit

in
periods

of

increasing charter

hire

rates,

we

must

consistently

renew

our

charters

and

this

dependence
makes us

vulnerable to

declining charter

rates. As

a result

of the

volatility in

the dry

bulk carrier

charter
market, we may

not be able

to employ our

vessels upon the

termination of their

existing charters at their
current charter hire rates

or at all.

The dry bulk

carrier charter market is

volatile, and since

the beginning
of 2025, short-term time charter and spot market charter rates for some dry bulk carriers have declined at
or

below

the

operating

costs

of

those

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
globally

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

third-party vessel

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
We

rely

on

information

technology

systems

and

networks

in

our

operations

and

administration

of

our
business, including navigation,

provision of services, propulsion,

machinery management, power control,
communications and cargo management. We have in

place safety and security measures on our

vessels
and onshore

operations to

protect our

vessels against

cyber-security attacks

and any

disruption to

their
information systems.

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

We

do not

maintain cyber-liability

insurance at

this time

to

cover such

losses. Any
significant

interruption

or

failure

of

our

information

systems

or

any

significant

breach

of

security

could
adversely affect

our business

and results

of operations.

We have

taken extensive measures

to enhance
our

security

infrastructure,

reform

network

architecture,

and

implement

rigorous

security

policies,
culminating

in

ISO

27001

certification.

Key

initiatives

include

establishing

security

testing,

business
continuity,

disaster

recovery,

and

incident

response

programs,

as

well

as

developing

a

robust

security
awareness

and

training

program

to

enhance

employee

vigilance

against

cyber

threats.

Despite

these
improvements

we

cannot

assure

you

that

we

will

be

able

to

successfully

thwart

all

future

attacks

with
causing material and adverse effect on our business.
Moreover, our risk of cyber-attacks and other sources of security breaches and incidents may be elevated
as

a result

of the

ongoing conflicts

between Russia

and

Ukraine. and

the

Israel-Hamas conflict.

To

the
extent

such

attacks

have

collateral

effects

on

global

critical

infrastructure

or

financial

institutions,

such
developments could adversely affect our

business, operating results and

financial condition. At this

time, it
is difficult to assess the likelihood of such a threat and any potential impact.
As

cyberattacks

become

increasingly

sophisticated,

and

as

tools

and

resources

become

more

readily
available to

malicious third

parties, including

the risk

associated with

the use

of emerging

technologies,
such as

artificial intelligence and

quantum computing for

nefarious purposes, there

can be no

guarantee
that our actions,

security measures

and controls

designed to

prevent, detect

or respond

to intrusion,

to limit
access to data,

to prevent destruction

or alteration

of data or

to limit the

negative impact

from such attacks,
can provide absolute

security against compromise. Even

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

as cyber

threats are

continually evolving,

our controls

and procedures

may
become

inadequate,

and

we

may

be required

to

devote

additional resources

to

modify

or

enhance

our
systems

in

the

future.

Such expenses

could

have a

material adverse

effect

on

our

future

performance,
results of operations, cash flows and financial position.
Further,

in

July

2023,

the

SEC

adopted

amendments

to

its

rules

on

cybersecurity

risk

management,
strategy, governance, and

incident disclosure.

The amendments

require us

to report

material cybersecurity
incidents involving our

information systems and

periodic reporting regarding our

policies and procedures
to identify and manage cybersecurity risks, amongst other disclosures. A failure to disclosure could result
in the

imposition of

injunctions, fines

and other

penalties by

the

SEC. Complying

with these

obligations
could

cause

us

to

incur

substantial

costs

and

could

increase

negative

publicity

surrounding

any
cybersecurity incident.

During the

year ended

December 31,

2024, we

did not

identify any

cybersecurity
threats

that

have

materially

affected

or

are

reasonably

likely

to

materially

affect

our

business

strategy,
results of operations, or financial condition.
For more information on our cybersecurity policies, please see

“Item 16K. Cybersecurity.”
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

former

Acting

Chair

of

the

SEC

issued

a

statement

directing

the

Division

of
Corporation Finance

to enhance

its focus

on climate-related

disclosure in

public company

filings and

in
March

2021

the

SEC

announced

the

creation

of

a

Climate

and

ESG

Task

Force

in

the

Division

of
Enforcement (the “Task Force”). The Task Force’s goal is to

develop initiatives

to proactively identify

ESG-
related misconduct consistent with increased investor

reliance on climate and ESG-related disclosure

and
investment. To
implement the Task Force’s purpose, the

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

Almost immediately upon release of the

rules, multiple lawsuits challenging the rules

were filed in federal
court, and the

cases were transferred

to the

Eighth Circuit Court

of Appeals.

On April

4, 2024, the

SEC
voluntarily issued a stay of

the climate-related disclosure rules

pending the completion of

judicial review of
the consolidated

Eighth Circuit

petitions, which

is still

ongoing.

In addition,

on June

28, 2024,

in its

decision
of

the

combined

cases

of

Relentless

v.

Department

of

Commerce

and
Loper

Bright

Enterprises

v.
Raimondo
, the

Supreme Court of the

United States narrowed its

view of agency

authority by overturning
Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This

decision will raise the burden for administrative

agencies
to prove they have the

authority to create a rule and

will likely create a hurdle

for SEC’s pending climate-
related

disclosure rules.

The

impact

of

the

ongoing litigation

with

respect

to

these

rules,

as

well as

the
change in administration, is uncertain. Costs

of compliance with these new rules

and any further climate-
related disclosure rules that are adopted

in the future may be significant

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
At the expiration of our charters or if

a charter terminates early for any

reason or when we acquire vessels
charter-free, we

will need

to charter

or recharter

our vessels.

If an

excess of

vessels is

available on

the
spot or short-term

market at the

time we are

seeking to

fix new longer-term

charters, we

may have difficulty
entering into

such charters

at all

or at

profitable rates

and for

any term

other than

short term

and, as

a
result,

our

cash

flow may

be

subject to

instability in

the

mid

to

long-term. In

addition, it

would be

more
difficult to

fix relatively older

vessels should there

be an

oversupply of younger

vessels on the

market. A
depressed spot

market may require

us to

enter into short-term

spot charters

based on prevailing

market
rates, which could result in a decrease in our cash flow.
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
the facilities.

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

As part of our

current business

strategy to increase

our owned fleet,

we may acquire

new and secondhand
vessels. While we rigorously

inspect previously owned

or secondhand vessels prior

to purchase, this does
not

provide us

with the

same

knowledge about

their

condition and

cost of

any required

(or

anticipated)
repairs

that

we

would

have

had

if

these

vessels

had

been

built

for

and

operated

exclusively

by

us.
Accordingly, we may

not discover defects or other problems with secondhand vessels prior to purchasing or chartering-in. Any such

hidden defects or

problems may be expensive

to repair and

may require us to
put a

vessel into

drydock, which

would reduce

our fleet

utilization and

increase our

operating costs.

If a
hidden defect

or problem

is not

detected, it

may result

in accidents

or other

incidents for

which we

may
become liable to

third parties.

The market prices

of secondhand and

newbuilt vessels

also tend

to fluctuate
with changes in

charter rates and,

if we sell

the vessels, the

sales prices may

be less than

their carrying
values at that time.
In general, the costs to maintain a vessel in

good operating condition increase with the age of the vessel.
As

of

the

date

of

this

annual

report,

our

fleet

consists

of

39

vessels

of

which

37

vessels,

owned

and
chartered-in, are in operation,

having a combined carrying

capacity of 4.1 million dead

weight tons, or dwt,
and a weighted average age of

11.4 years and

two vessels are under construction. As our

fleet ages, we
will

incur

increased

costs.

Older

vessels

are

typically

less

fuel-efficient

than

more

recently

constructed
vessels

due

to

improvements

in

engine

technology.

Cargo

insurance

rates

increase

with

the

age

of

a
vessel, making older vessels less desirable to charterers.
Furthermore, governmental regulations, safety or other equipment standards related to the age of vessels
may

require

expenditures for

alterations, or

the addition

of

new equipment

and may

restrict the

type

of

activities

in which

the

vessel may

engage. As

our

vessels age,

market conditions

may

not justify

those
expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a
result, regulations and

standards could have

a material adverse

effect on our business,

financial condition,
results of operations, cash flows and ability to pay dividends.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such
counterparties

to

meet

their

obligations could

cause

us

to

suffer

losses

or

otherwise adversely
affect our business.
We

enter

into,

among

other

things,

charter

parties with

our

customers. Such

agreements

subject

us

to
counterparty risks. The

ability and willingness

of each of

our counterparties to

perform its obligations

under
a contract with us will depend on

a number of factors that are beyond

our control and may include, among
other things, general

economic conditions,

the condition of

the maritime and

offshore industries, the

overall
financial condition of the

counterparty, charter rates received for specific types of

vessels, work stoppages
or other labor disturbances

and various expenses. Should

a counterparty fail

to honor its obligations

under
agreements with us,

we could sustain

significant losses, which

could have a

material adverse effect

on our
business, financial condition, results of operations and cash flows.
In addition, in

depressed market conditions, our

charterers may no

longer need a

vessel that is

currently
under charter

or may

be able

to obtain

a comparable

vessel at

lower rates.

As a

result, charterers

may
seek to

renegotiate the

terms of

their existing

charter agreements

or avoid

their obligations

under those
contracts. Furthermore, it

is possible that

parties with whom we

have charter contracts may

be impacted
by events in Russia and Ukraine and in the Middle East, including in the Red Sea area,

and any resulting
sanctions.

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

Technological

innovation

and

quality

and

efficiency

requirements

from

our

customers

could
reduce our charter hire income and affect the demand and the value

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
from

companies

with

more

modern

vessels

having

more

fuel

efficient

designs

than

our

vessels, or

eco
vessels, and if

new dry bulk

vessels are built

that are

more efficient or

more flexible or

have longer

physical
lives

than

the

current

vessels,

competition

from

the

current

eco

vessels

and

any

more

technologically
advanced vessels could adversely

affect the amount

of charter hire payments

we receive for our

vessels
and the resale value of

our vessels could significantly decrease. In these circumstances, we may also be
forced to

charter our

vessels to

less creditworthy

charterers, either

because top

tier charters

will not

charter
older

and

less

technologically

advanced

vessels

or

will

only

charter

such

vessels

at

lower

contracted
charter

rates

than

we

are

able

to

obtain

from

these

less

creditworthy,

second

tier

charterers.

Similarly,
technologically advanced vessels are needed to

comply with environmental laws the

investment in which
along with the

foregoing could have

a material adverse

effect on charter

hire payments and

resale value
of vessels. This could

have an adverse effect

on our results of

operations, cash flows, financial condition
and ability to pay dividends.

Developments in technology could also affect global

trade flows and supply chains causing disruptions in
the

demand

for

our

vessels.

Decreasing

the

cost

of

labor

through

automation

and

digitization

and
increasing

the

consumers

power

to

demand

goods,

technology

is

changing

the

business

models

and
production of

goods in many

industries. Consequently,

supply chains are

being pulled closer

to the end-
customer

and

are

required

to

be

more

responsive

to

changing

demand

patterns.

As

a

result,

fewer
intermediate and raw inputs are

traded, which could lead to

a decrease in shipping activity.

If automation
and digitization become more

commercially viable and/or production

becomes more regional or

local, total
dry-bulk

volumes would

decrease,

which would

adversely affect

demand for

our services.

Supply chain
disruptions

caused

by

geopolitical

events,

rising

tariff

barriers

and

environmental

concerns

may

also
accelerate these trends.
We may

not have adequate

insurance to

compensate us if

we lose

our vessels or

to compensate
third parties.
We procure

insurance for

our fleet

against risks

commonly insured

against by

vessel owners

and operators.
Our

current

insurance

includes

hull

and

machinery

insurance,

war

risks

insurance

and

protection

and
indemnity

insurance

(which

includes

environmental

damage

and

pollution

insurance).

We

can

give

no
assurance that we are

adequately insured against all risks

or that our insurers

will pay a particular

claim.
Even if

our insurance

coverage is

adequate to

cover our

losses, we

may not

be able

to timely

obtain a
replacement vessel

in the event

of a loss.

Additionally, our insurers may

refuse to pay

particular claims

and
our insurance may

be voidable by

the insurers if

we take, or

fail to take,

certain action, such

as failing to
maintain certification of our vessels with applicable maritime regulatory organizations. Furthermore, in the future, we

may not

be able

to obtain

adequate insurance coverage

at reasonable

rates for

our fleet.

We
may also be

subject to calls,

or premiums, in

amounts based not

only on our

own claim records

but also
the

claim

records

of

all

other

members

of

the

protection

and

indemnity

associations

through

which

we
receive

indemnity

insurance

coverage

for

tort

liability.

Our

insurance

policies

also

contain

deductibles,
limitations

and

exclusions

which,

although

we

believe

are

standard

in

the

shipping

industry,

may
nevertheless increase

our costs. In

addition, we

do not presently

carry loss-of-hire

insurance, which

covers

the

loss

of

revenue

during

extended

vessel

off-hire

periods,

such

as

those

that

might

occur

during

an
unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off hire

for an extended period

of time, due to

an accident or

otherwise, could have a material

adverse
effect on our business, results of operations and financial condition.
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
2024, 2023, and

2022, approximately

11%, 13% and 34%,

respectively, of our revenues

were derived

from
one,

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

four
commissioning service operation

vessel newbuilding contracts

through Windward

Offshore GmbH

& Co.
KG

and

one

dry

bulk

vessel

through

Bergen

Ultra,

and

we

may

enter

into

additional

joint

venture
arrangement

in

the

future. As

a

minority

interest

holder

in

these

joint

ventures,

we

share

voting

and
operational control of these joint

ventures and the operations of

these vessels. Our joint venture partners
may have interests that are different from ours which may result in conflicting views as to the operation of the vessels owned by

the joint ventures or

the conduct of the

business of the joint

ventures. We may

not
be able

to resolve

such conflicts

in our

favor and

such conflicts

or differing

views could

have a

material
adverse effect on our interest in these joint ventures.

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

that we
will

be

able

to

continue

to

hire

suitable

employees

if

we

expand

our

fleet.

If

we

or

our

crewing

agents
encounter business or financial difficulties, we may not be able to adequately staff our vessels..
Any future growth will primarily depend on our ability to:
●
locate and acquire suitable vessels;
●
identify and consummate acquisitions or joint ventures;
●
enhance our customer base;
●
manage our expansion; and
●
obtain required financing on acceptable terms.
Growing

any

business

by

acquisition

presents

numerous

risks,

such

as

undisclosed

liabilities

and
obligations, the

possibility that

indemnification agreements

will be

unenforceable or

insufficient to

cover
potential

losses

and

difficulties

associated

with

imposing

common

standards,

controls,

procedures

and
policies,

obtaining

additional

qualified

personnel,

managing

relationships with

customers,

suppliers

and
integrating newly acquired assets and operations into existing infrastructure. If we are unable to grow our

financial and operating

systems or to

recruit suitable employees,

should we decide

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

for the 2024

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

the 2024
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

Ta

xation

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

fourth quarter of 2024 and two

special non-cash dividends. The actual
declaration of future

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

shares),
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

our competitors, such as strategic

alliances, acquisitions or other
investments;
●
legislative, administrative, regulatory or

other actions affecting our business,

our industry;
●
investigations, proceedings, or litigation

that involve or affect

us;
●
the occurrence of any of the

other risk factors included in

this annual report; and
●
general state of the securities markets,

and general market and

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

We are a

“foreign private issuer” under the

NYSE rules, and as such we

are entitled to exemption
from certain NYSE

corporate governance standards,

and you may

not have the

same protections
afforded to

shareholders of

companies that

are subject

to all

of the

NYSE corporate

governance
requirements.
We are a “foreign private issuer” under the

securities laws of the United States

and the rules of the NYSE.
Under the securities laws of

the United States, “foreign private

issuers” are subject to different

disclosure
requirements than U.S. domiciled

registrants, as well

as different financial

reporting requirements. Under
the NYSE rules, a “foreign private

issuer” is subject to less stringent corporate

governance requirements.
Subject to

certain exceptions,

the

rules of

the

NYSE permit

a “foreign

private issuer”

to follow

its home
country practice in lieu of the listing requirements of the NYSE.

Accordingly, you may

not have

the same

protections afforded

to shareholders

of companies

that are

subject
to all of the

NYSE corporate governance requirements. For a

list of the practices followed

by us in lieu

of
NYSE’s corporate

governance rules, we

refer you to

the section of

this annual report

entitled "Corporate
Governance" under Item 16G.
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

European Member States to
countries on

the list

or further

economic substance requirements

were imposed

by the

Marshall Islands,
our business could be harmed.
Certain existing

shareholders will

be able

to exert

considerable influence

over matters

on which
our shareholders are entitled to vote.
As

of

the

date

of

this

annual

report,

Mrs.

Semiramis

Paliou,

our

Chief

Executive

Officer

and

Director,
beneficially owns 24,719,462 shares, or approximately 20.3% of our outstanding common stock, which is
held indirectly

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

of December 31, 2024, 125,203,405

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
In addition, we have adopted an Amended and Restated

Stockholders Rights Agreement, dated February
2,

2024, pursuant

to

which our

board of

directors may

cause the

substantial dilution

of

any person

that
attempts to acquire us without

the approval of our board

of directors. See “Item 10.

Additional Information-
B. Memorandum and Articles of Association-Stockholders Rights

Agreement.”

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
As

of

December 31,

2024, we

have

issued 9.8

million shares

of common

stock

and we

could issue

up
to 26.5

million additional shares

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
Recent Developments

Joint Venture Agreements
In

November

2023,

we

entered

into

a

joint

venture

agreement,

with

two

unrelated

companies

to

form
Windward

Offshore

GmbH

&

Co.

KG,

or

Windward,

for

the

purpose

of

establishing

and

operating

an
offshore wind

vessel company.

We

agreed to

contribute Euro

25.0 million,

being 45.45%

of Windward’s
capital,

to

construct

two

CSOVs.

In

January

2024,

we

committed

to

increase

our

contribution

to

the
partnership to Euro 50.0

million, being 45.87% of

Windward’s capital in

order for the partnership to

place
orders for two additional CSOVs.

On March 12, 2025,

we entered into a

joint venture agreement with

Ecogas Holding AS,

pursuant to which
we agreed to contribute $18.5 million, being 80.0%

interests of two LPG newbuilding

vessels with delivery
in 2027 and with the option for two more.
Tender offer
In

December 2024,

we

announced

the

commencement of

a

tender

offer

to

purchase

up

to

15,000,000
shares,

or

about

12.0%,

of

our

outstanding

common

stock

using

funds

available

from

cash

and

cash
equivalents

at

a

price

of

$2.00

per

share.

The

tender

offer

was

settled

on

January

7,

2025

and

we
purchased a total of 11,442,645 shares of common stock for an aggregate amount of $22.9 million.
Stockholders’ Rights Agreement
On

February 2,

2024,

we

entered

into

an

Amended

and

Restated Stockholders

Rights

Agreement (the
“Rights Agreement”)

with Computershare

Trust Company, N.A., as Rights

Agent, to amend

and restate

the
Stockholders Rights Agreement, dated January 15, 2016 which, among other things,

amends the original
rights agreement to extend the expiration date of the Rights Agreement to February 1, 2034.
Equity Distribution Agreement
On September 9,

2024, we

entered into Amendment

No. 2 to

the Equity Distribution

Agreement dated

April
23, 2021, and amended July 9, 2021, between Maxim and the Company.
Dividends
On March

12, 2024,

we paid

a cash

dividend of

$0.075 per

share, or

$9.0 million,

to all

shareholders of
record as of March 5, 2024.
On June 18, 2024, we paid a cash dividend of $0.075 per share, or $9.4 million,

to shareholders of record
as of June 12, 2024.

On August

30, 2024,

we paid

a cash

dividend of

$0.075 per

share, or

$9.4 million,

to shareholders

of record
as of August 15, 2024.
On December

18, 2024,

we paid

a cash

dividend of

$0.01 per

share, or

$1.3 million,

to shareholders

of
record as of December 11, 2024.
On February 25, 2025, we declared a cash dividend of $0.01 per share, or $1.1 million, payable on March
21, 2025 to shareholders of record as of March 12, 2025.
Loans
In

July

2024,

we

completed

the

pricing

of

a

$150

million

private

placement

of

senior

unsecured

bonds
maturing in July

2029 and callable

beginning three years

after issuance. The

bond offering was priced

with
a U.S. dollar fixed-rate coupon of

8.75%. Interest is payable semi-annually in arrears in

July and January
of each year.

In November 2024, we completed a $25

million tap issue under our senior

unsecured bond
issue priced at 102.00% of par value. The bond is trading on the Oslo Børs.
On July

25, 2024,

we refinanced

the outstanding

balance of

two loan

facilities with

Nordea Bank

amounting
to $167.3 million and

originally maturing in

October 2027 and June

2028 with a facility

of the same amount
and maturity extended to July 2030.

On October 18,

2024, we refinanced the

outstanding balance of a

loan facility with Danish

Ship Finance,
amounting to

$80.2 million,

originally maturing

in April

2028, with a

facility of

the same amount

and maturity
extended to April 2031.

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

any
fractional

Warrant).

Each

Warrant

entitles

the

holder

to

purchase,

at

the

holder’s

sole

and

exclusive
election,

at

the

exercise

price,

one

share

of

common

stock,

subject

to

adjustments,

plus

to

the

extent
described

below,

the

Bonus

Share

Fraction.

A

Bonus

Share

Fraction

entitles

a

holder

to

receive

an
additional 0.5 of

a share

of common stock

for each Warrant

exercised (the

“Bonus Share Fraction”)

without
payment of

any additional

exercise price,

also subject

to adjustments.

Since the

dividend ex-Date

on March
12, 2025, each

Warrant entitles the

holder to purchase 1.09653

shares of common stock

plus the Bonus
Share Fraction adjusted to 0.54827 of a share of common stock for each Warrant exercised.
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
In connection with the Warrant distribution, we filed a prospectus supplement, dated December 14, 2023,
pursuant to a shelf registration statement

on Form F-3 declared effective

on July 9, 2021, registering

up to
33,919,605 shares of common stock to be issued upon

exercise of the Warrants under the

Securities Act
of

1933, as

amended.

The

shelf

registration

statement on

Form

F-3

declared

effective

on

July

9,

2021
expired

and

the

Warrant

distribution

is

now

being

offered

pursuant

to

our

existing

shelf

registration
statement on Form F-3 declared effective on September 9, 2024.
The

Warrants

commenced

trading

on

the

New

York

Stock

Exchange

under

the

ticker

“DSX

WS”

on
December 14, 2023.
As of

the date

of this

annual report,

out of

the 22,613,070

Warrants distributed

in this

transaction, 6,397,117
Warrants have been exercised and 9,844,781 common shares have been issued.
Appointment of new Co-Chief Financial Officer
Effective January

17, 2025,

we appointed

Ms. Maria

Dede as

the Company’s

Co-Chief Financial

Officer
(Operations Finance). Mr. Ioannis Zafirakis, the

Company’s current Chief Financial

Officer, will continue to
serve in the Co-Chief Financial Officer (Strategic Finance) position with

Ms. Dede.

Vessels under construction
In February

2024, we

signed an

agreement

with an

unaffiliated third

party, for the

construction of

two 81,200
dwt methanol

dual fuel

new-building

Kamsarmax dry

bulk vessels

to be

built at

Tsuneishi Group (Zhoushan)
Shipbuilding Inc., China. The vessels

are expected to be delivered to

the Company by the second

half of
2027 and the first half of 2028.
Vessel acquisitions
In

August

2022,

we

entered

into

a

master

agreement

with

an

unaffiliated

third

party,

to

acquire

nine
Ultramax vessels for

an aggregate purchase

price of $330

million, of which

$220 million payable

in cash
and

$110

million

through

an

aggregate

of

18,487,393

newly

issued

common

shares,

issuable

on

the
delivery

of

each

vessel.

In

addition

to

the

master

agreement,

we

also

entered

into

nine

separate
memoranda of agreement for the acquisition of each vessel and issued nine warrants to the seller, for the issuance of the shares, exercisable on the delivery date of each vessel. We took delivery of eight vessels in December 2022 and the ninth vessel in January 2023.

In

March

2022,

we

took

delivery

of

Florida,

a

Japanese

new-building

Capesize

dry

bulk

vessel

of
approximately 181,500 dwt,

which we agreed

to acquire from an

unaffiliated third party in

December 2020.
In February

2022, we

took delivery

of Leonidas

P.C. (ex Magnolia), a

2011 built Kamsarmax

dry bulk

vessel
of 82,165 dwt, which we agreed to acquire from an unaffiliated third party in July

2021.

Vessel disposals
In February 2025, we agreed to sell to an unrelated third party, the vessel Alcmene, for $11.9 million. The
vessel was delivered to her new owners on March 13, 2025.
In February 2024, we agreed to sell to an unrelated third party,

the vessel Houston, for $23.3 million. The
vessel was delivered to her new owners on September 4, 2024.
In January 2024,

we agreed to

sell to an

unrelated third party,

the vessel Artemis, for

the purchase price
of $13.0 million. The vessel was delivered to her new owners on

March 5, 2024.

In October

2023, we

agreed to

sell to

an unrelated

third party,

the vessel

Boston, for

$18.0 million.

The
vessel was delivered to her new owners on December 6, 2023.
In February

2023, we

agreed to

sell to

OceanPal, a

related party,

the vessel

Melia, for

$14.0 million,

of
which $4.0

million was

paid in

cash and

$10.0 million through

13,157 of

OceanPal Series

D Convertible
Preferred Shares. The vessel was delivered to her

new owners on February 8, 2023.
In

January

2023,

we

agreed

to

sell

to

an

unrelated

third

party,

the

vessel Aliki,

for

$15.08

million.

The
vessel was delivered to her new owners on February 8, 2023.
In June 2022, we

sold to OceanPal Inc.,

or OceanPal, a related party

company, the

vessel Baltimore, for
a sale price of $22.0 million before commissions, of which $4.4 million was paid in cash and

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

of 39

vessels of

which 37

in operation,

owned and

chartered-
in, having

a combined carrying

capacity of

4.1 million dead weight

tons, or

dwt, and

a weighted average
age of

11.4 years.

We also

have two

Kamsarmax vessels under

construction with expected

deliveries in
2027 and 2028.

As of December

31, 2024,

we had a

fleet of 38

dry bulk

carriers, owned and

chartered-in, consisting

of nine
Ultramax,

six

Panamax,

six

Kamsarmax,

five

Post-Panamax,

eight

Capesize

and

four

Newcastlemax
vessels, having

a combined

carrying capacity

of approximately

4.2 million

dwt and a

weighted average

age
of 11.3 years.

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
60,309 dwt, delivered on January 30, 2023.

During

2024,

2023

and

2022,

we

had

a

fleet

utilization

of

99.7%,

99.7%

and

98.9%,

respectively,

our
vessels achieved daily

time charter equivalent

rates of

$15,267, $16,713 and

$22,735, respectively,

and
we generated revenues of $228.2 million, $262.1 million and $290.0 million, respectively.
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

and commissions

deriving from

the agreements

with DWM

are included

in our

statement
of income in “Management fees to a related party” and “Voyage Expenses”.
Steamship

Shipbroking

Enterprises

Inc.,

or

Steamship,

a

related

party

controlled

by

our

CEO

Mrs.
Semiramis Paliou,

provides brokerage services to us, since June 1, 2010. Brokerage fees are included in
“General

and

Administrative

expenses”

in

our

statement

of

income.

The

terms

of

this

relationship

are
currently governed by a Brokerage Services Agreement dated

February 25, 2025.
The following table presents certain information

concerning the dry bulk carriers in

our fleet, as of the date
of this annual report.

Fleet Employment (As of March 19, 2025)
VESSEL
SISTE
R
SHIPS*
GROSS RATE
(USD PER
DAY)
COM**
CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 16,500 5.00%
Bulk Trading SA
6-May-24 1/Aug/2025 - 30/Sep/2025
2017 60,456
2 DSI Pollux A 14,000 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
28-Dec-23 20/Aug/2025 - 20/Oct/2025
2015 60,446
3 DSI Pyxis A 13,100 5.00%
Stone Shipping Ltd
8-Nov-24 20/Feb/2026 - 20/Apr/2026
2018 60,362
4 DSI Polaris A 15,400 5.00%
Stone Shipping Ltd
20-Jul-24 1/Jun/2025 - 15/Aug/2025
2018 60,404
5 DSI Pegasus A 15,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
5-Sep-24 1/Jun/2025 - 1/Aug/2025
2015 60,508
6 DSI Aquarius B 13,300 5.00%
Bunge SA, Geneva
6-Dec-24 6/Oct/2025 - 21/Dec/2025
2016 60,309
7 DSI Aquila B 12,500 5.00%
Western Bulk Carriers AS
11-Nov-23 21-Jan-25
2015 60,309 12,250 5.00% 21-Jan-25 23/Jun/2025 - 8/Aug/2025 1
8 DSI Altair B 15,750 5.00%
Propel Shipping Pte. Ltd.
28-Sep-24 1/Nov/2025 - 31/Dec/2025
2016 60,309
9 DSI Andromeda B 13,500 5.00%
Bunge SA, Geneva
27-Nov-23 28-Mar-25 2,3
2016 60,309
6 Panamax Bulk Carriers
10 LETO
16,000 5.00% ASL Bulk Shipping Limited 3-May-24 9-Mar-25
4
2010 81,297
11 SELINA C
10,500 5.00% Raffles Shipping International Pte.
Ltd.
17-Oct-24 10-Apr-25 3
2010 75,700
12 MAERA C
8,400 5.00% China Resource Chartering Limited
15-Dec-24 20/Sep/2025-20/Nov/2025
2013 75,403
13 ISMENE 12,650 5.00%
Paralos Shipping Pte., Ltd.
13-Sep-23 15/Apr/2025 - 30/Jun/2025
2013 77,901
14 CRYSTALIA D
13,900 5.00% Louis Dreyfus Company Freight
Asia Pte. Ltd.
4-May-24 4/Feb/2026 - 4/Jun/2026
2014 77,525
15 ATALANDI D 14,600 4.75%
Cargill International SA, Geveva
20-Jul-24 1/Jun/2025 - 31/Jul/2025
2014 77,529
6 Kamsarmax Bulk Carriers
16 MAIA E
11,600 5.00% Paralos Shipping Pte. Ltd.
9-Dec-24 1/Nov/2025 - 31/Dec/2025
2009 82,193
17 MYRSINI E 17,100 5.00%
Cobelfret S.A. Luxembourg
25-Jun-24 9-Feb-25
5
2010 82,117 13,000 4.75%
Cargill International SA, Geneva
26-Feb-25 1/Jan/2026 - 28/Feb/2026
18 MEDUSA E 14,250 5.00%
ASL Bulk Shipping Limited
14-May-23 21-Feb-25
6
2010 82,194 13,000 4.75%
Cargill International SA, Geneva
16-Mar-25 15/May/2026 - 15/Jul/2026
19 MYRTO E 12,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
23-Dec-24 1/Mar/2026 - 15/May/2026
2013 82,131
20 ASTARTE 14,000 5.00%
Paralos Shipping Pte. Ltd.
19-Aug-24 15/Jul/2025 - 15/Sep/2025
2013 81,513
21 LEONIDAS P. C. 17,000 5.00%
Ming Wah International Shipping
Company Limited
22-Feb-24 20/Aug/2025 - 20/Oct/2025
2011 82,165
5 Post-Panamax Bulk Carriers
22 ALCMENE
6,000 5.00% Lestari Shipping Pte Ltd 28-Dec-24 16-Jan-25

2010 93,193
2,000 5.00% Pan Ocean Co., Ltd. 16-Jan-25 8-Mar-25
7
23 AMPHITRITE F 15,000
5.00%
Cobelfret S.A., Luxembourg
13-Jan-24 8-Jan-25 8
2012 98,697 12,100
5.00%
8-Jan-25 1/Jan/2026 - 15/Mar/2026 9
24 POLYMNIA F 17,500 5.00%
Reachy Shipping (SGP) Pte. Ltd.
8-Jun-24 1/Aug/2025 - 30/Sept/2025
2012 98,704
25 ELECTRA G 14,000 4.75%
Aquavita International S.A.
3-Jun-24 15/Oct/2025 - 31/Dec/2025
2013 87,150
26 PHAIDRA G 12,000 4.75%
Aquavita International S.A.
12-Oct-24 1/May/2025 - 15/Jul/2025
2013 87,146
8 Capesize Bulk Carriers
27 SEMIRIO H 14,150 5.00%
Solebay Shipping Cape Company
Limited, Hong Kong
18-Aug-23 11-Feb-25
2007 174,261 16,650 5.00% 11-Feb-25 15/Feb/2026 - 15/Apr/2026
28 NEW YORK H 16,000 5.00%
STX Green Logis Ltd
30-Nov-24 11-Jan-25
2010 177,773 17,600 5.00%
SwissMarine Pte. Ltd., Singapore
11-Jan-25 15/Jan/2026 - 30/Mar/2026 10,11
29 SEATTLE I 17,500 5.00%
Solebay Shipping Cape Company
Limited, Hong Kong
1-Oct-23 15/Jul/2025 - 30/Sep/2025
2011 179,362
30
P.

S. PALIOS
I 27,150 5.00%
Bohai Shipping (HEBEI) Co., Ltd
7-May-24 1/Nov/2025 - 31/Dec/2025
2013 179,134
31 G. P. ZAFIRAKIS J 26,800 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
16-Sep-24 16/Aug/2026 - 16/Nov/2026
2014 179,492
32 SANTA BARBARA J 22,000 5.00%
Mitsui O.S.K. Lines, Ltd.
27-Dec-24 20/Oct/2025 - 20/Dec/2025 12
2015 179,426
33 NEW ORLEANS 20,000 5.00%
Kawasaki Kisen Kaisha, Ltd.
7-Dec-23 15/Aug/2025 - 31/Oct/2025 12
2015 180,960
34 FLORIDA 25,900 5.00%
Bunge S.A., Geneva
29-Mar-22 29/Jan/2027 - 29/May/2027 2
2022 182,063
4 Newcastlemax Bulk Carriers
35 LOS ANGELES K 28,700 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
20-Jul-24 1/Oct/2025 - 15/Dec/2025
2012 206,104
36 PHILADELPHIA K 22,500 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
4-Feb-24 20/Apr/2025 - 20/Jul/2025
2012 206,040
37 SAN FRANCISCO L 22,000 5.00%
SwissMarine Pte. Ltd., Singapore
18-Feb-23 1-Mar-25
2017 208,006 26,000 5.00% 1-Mar-25 25/Oct/2026 - 25/Dec/2026
38 NEWPORT NEWS L 20,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
20-Sep-23 15/Mar/2025 - 10/Jun/2025 3
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
particular charterparty.
1Charterers will compensate the Owners at a rate

of 115% of the average Baltic Tess 58 Supramax Index as published by the Baltic Exchange on a daily basis or double the vessel’s present charter party rate, whichever is higher, for the excess period commencing from January 10, 2025 until the actual
redelivery date.
2Bareboat chartered-in for a period of ten years.
3Based on latest information.
4Currently without an active charterparty.
5Vessel on scheduled drydocking from February 9, 2025 until February

26, 2025.
6Vessel on scheduled drydocking from February 21, 2025 until March

16, 2025.
7Vessel has been sold and it is delivered to her new Owners on

March 13, 2025.
8The charter rate was US$12,250 per day for

the first thirty (30) days of the charter period.

9The charter rate will be US$8,750 per day for

the first fifty (50) days of the charter period.
10The charter rate will be US$6,300 per

day for the first trip of the charter period.
11Vessel currently off hire for drydocking.
12Bareboat chartered-in for a period of eight years.
Our Customers
Our customers include

regional and international

companies,

mainly with concentrations

below 10% of

our
gross revenues. During 2024,

only one of our

charterers accounted for 11% of our

revenues.

During 2023,
one of our

charterers accounted

for 13% of

our revenues and

during 2022,

two of our

charterers accounted
for 34% of our revenues,

in aggregate.

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

2024, we

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
In 2024, the BDI ranged from a low of 976 to a high of 2,419 and closed at 1,635 on March 20, 2025.
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
The supply

of dry

bulk carriers

is dependent

on the

delivery of

new vessels

and the

removal of

vessels
from the global fleet,

either through scrapping

or loss. The level

of scrapping activity

is generally a function
of scrapping prices

in relation to current

and prospective charter market

conditions, as well as

operating,
repair

and

survey

costs.

The

age

range

at

which

a

vessel

is

scrapped

is

between

20

and

32

years,
depending on among others, the vessel type, the freight

market conditions and regulatory requirements.
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

2024 generally were

lower as

compared to 2023.

Consistent with these

trends
were the market

values of our

dry bulk carriers.

As charter rates

and vessel

values decreased during

2024,
and

continued to

decrease in

early 2025,

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

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in
2024 and to the date of this annual report.

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
Sulfur

content

standards

are

even

stricter

within

certain

“Emission

Control

Areas,”

or (“ECAs”).

As

of
January 1, 2015,

ships operating

within an

ECA were

not permitted

to use fuel

with sulfur content

in excess
of 0.1%

m/m. Amended Annex

VI establishes procedures

for designating new

ECAs. Currently,

the IMO
has designated

four ECAs,

including specified

portions of

the Baltic

Sea area,

Mediterranean Sea

area,
North Sea area, North American area and United States Caribbean area. The Mediterranean
Sea became

an ECA

on May

1, 2024,

and compliance obligations

will begin

May 1,

2025. Ocean-going
vessels in these areas

will be subject to stringent emission

controls and may cause us

to incur additional
costs. Other areas in

China are subject to

local regulations that impose stricter

emission controls. In July
2023, MEPC

80 announced

three new

ECA proposals,

including the

Canadian Arctic

waters and

the North-
East

Atlantic

Ocean,

which were

adopted

in

draft

amendments

to

Annex

IV

that

will

enter

into

force

in
March 2026. If other ECAs are approved

by the IMO, or other new or

more stringent requirements relating
to

emissions

from

marine

diesel

engines

or

port

operations

by

vessels

are

adopted

by

the

U.S.
Environmental

Protection

Agency (“EPA”)

or

the

states

where

we

operate,

compliance

with

these
regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also established

new tiers of stringent nitrogen oxide emissions

standards for marine
diesel engines, depending

on their date

of installation. Tier III

NOx standards were

designed for the

control
of NOx

produced by

vessels and

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

The IMO used such data as

part of its initial roadmap (through

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

in 2022,

MEPC 75

amended to

Annex VI

to impose

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

All

ships

above

400

gross

tonnage

must

also

have

an
approved SEEMP on board.

For ships above 5,000

gross tonnage, the SEEMP needs

to include certain
mandatory content.

That same year,

MEPC amended MARPOL Annex I to

prohibit the use and carriage
for use as

fuel of heavy

fuel oil (“HFO”)

by ships in

Arctic waters on

and after July

1, 2024. In

July 2021,
MEPC 77 adopted a non-binding resolution

which urges Member States and ship

operators to voluntarily
use distillate or

other cleaner alternative

fuels or methods

of propulsion that

are safe for

ships and could
contribute

to

the

reduction of

Black

Carbon

emissions

from

ships

when operating

in

or

near the

Arctic.
MEPC 79 adopted amendments

to MARPOL Annex VI,

Appendix IX to include

the attained and required
CII values, the CII

rating and attained EEXI

for existing ships in

the required information to be

submitted to
the IMO Ship Fuel Oil Consumption Database. The Mediterranean Sea became an ECA on

May 1, 2024,
and compliance obligations will begin

May 1, 2025. MEPC 79 also revised

the EEDI calculation guidelines
to

include

a

CO2

conversion

factor

for

ethane,

a

reference

to

the

updated

ITCC

guidelines,

and

a
clarification that

in case of

a ship with

multiple load line

certificates, the maximum

certified summer draft
should be used when

determining the deadweight.

These amendments entered

into force on May

1, 2024.
In

July

2023, MEPC

80 approved

the

plan

for

reviewing CII

regulations

and

guidelines,

which

must

be
completed at the

latest by January

1, 2026. This

review commenced at

MEPC 82 in

Fall 2024 and

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

The
newest

edition

of

the

IMDG

Code

took

effect

on

January

1,

2024,

although

the

changes

are

largely
incremental.
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

attempt to

combat cybersecurity

threats. By

IMO resolution,

administrations are

encouraged

to ensure
that cyber-risk management systems are incorporated by ship-owners and managers by their first annual
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
The

MEPC

maintains

guidelines for

approval

of ballast

water

management systems

(G8).

At

MEPC 72
amendments

were

adopted

to

extend

the

date

existing

vessels

are

subject

to

certain

ballast

water
standards. Ships over

400 gross tons

generally must comply

with a “D-1

standard,” requiring

the exchange
of

ballast

water

only

in

open

seas

and

away

from

coastal

waters.

The

“D-2

standard”

specifies

the
maximum amount of

viable organisms allowed

to be discharged,

and compliance dates

vary depending on
the IOPP renewal dates. These standards have been in force since 2019, and for most ships, compliance with the D-2

standard involved

installing on-board systems

to treat ballast

water and

eliminate unwanted
organisms.

Ballast

water

management

systems,

which

include

systems

that

make

use

of

chemical,
biocides, organisms

or biological

mechanisms, or

which alter

the chemical

or physical

characteristics of
the ballast

water, must be

approved in

accordance with

IMO Guidelines

(Regulation D-3).

Since September
8, 2024, all ships

have been required

to meet the D-2

standard.

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

the form of the BWM Convention
certificate were

also adopted.

In

March 2024,

MEPC 81

adopted amendments

to

the

BWM Convention
concerning the

use of

Ballast Water Record

Books in

electronic form,

which are

expected to

enter into

force
in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water

record keeping

and reporting

and the

2024 Guidance

for Administrations

on the

type approval
process for ballast water management systems to support harmonized evaluation by Administrations.
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

prohibit anti-
fouling

systems

containing

cybutryne,

which

would

apply

to

ships

from

January

1,

2023,

or,

for

ships
already bearing such an

anti-fouling system, at the

next scheduled renewal of the

system after that date,
but no later

than 60 months

following the last

application to the

ship of such

a system. In

addition, the IAFS
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

2021 and

entered
into force on January 1, 2023.
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

regulation

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
and

a

pilot

inspection

program

for

offshore

facilities.

However,

several

of

these

initiatives

and
regulations have

been

or

may

be

revised.

For

example,

the

U.S.

Bureau

of

Safety

and
Environmental Enforcement’s

(“BSEE”)

revised

Production

Safety

Systems

Rule

(“PSSR”),

effective
December 27,

2018, modified

and relaxed

certain environmental

and safety

protections under

the 2016
PSSR.

Additionally, in August

2023, the

BSEE released

a final

Well Control

Rule which

strengthens testing
and performance requirements, and may affect offshore drilling operations.

In January 2021, the

Biden Administration issued an executive

order temporarily blocking new leases

for
oil

and

gas

drilling in

federal

waters,

but

ultimately,

the

order

was rendered

ineffective

by

a

permanent
injunction issued

by a

Louisiana court.

After being

blocked by

the courts,

in September

2023, the

Biden
administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the
Gulf of Mexico.

In December 2024,

the Biden Administration

also gave approval

for the sales

of oil and

gas
leases in Alaska. On January 6, 2025, the Biden Administration announced a ban on new offshore oil and
gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and

fossil fuel groups are

challenging the ban. On

January 21, 2025, the

Trump
Administration issued

an executive

order revoking

this ban,

although this

order is

being challenged

in court.

Additionally,

the Trump

Administration has

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

and
2020,

the

agencies repealed

the

prior

WOTUS Rule

and

promulgated the

Navigable Waters

Protection
Rule

(“NWPR”)

which significantly

reduced the

scope and

oversight of

EPA

and

the

Department of

the
Army

in

traditionally

non

navigable

waterways.

On

August

30,

2021,

a

federal

district

court

in

Arizona
vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition.

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

VIDA establishes
a new framework

for the regulation

of vessel incidental

discharges under Clean

Water Act (CWA), requires
the

EPA

to

develop

performance

standards

for

those

discharges

within

two

years

of

enactment,

and
requires the U.S.

Coast Guard

to develop implementation,

compliance, and

enforcement regulations

within
two years

of EPA’s promulgation of standards.

On September

24, 2024,

the EPA finalized

its rule

on Vessel
Incidental

Discharge

Standards

of

Performance,

which

means

that

the

USCG

must

now

develop
corresponding regulations regarding ballast water within two years of that date.

Under

VIDA,

all

provisions

of

the

2013

VGP

and

USCG

regulations

regarding

ballast

water

treatment
remain in force and

effect until the EPA and U.S.

Coast Guard regulations

are finalized.

Non-military, non-
recreational vessels

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

tonnages to

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

that has adopted the
Maritime Labor Convention

2006 (“MLC 2006”). A

Maritime Labor Certificate

and a Declaration

of Maritime
Labor

Compliance is

required to

ensure compliance

with the

MLC 2006

for all

ships that

are 500

gross
tonnage

or

over

and

are

either

engaged

in

international

voyages

or

flying

the

flag

of

a

Member

and
operating

from

a

port,

or

between

ports,

in

another

country.

All

of

our

vessels

are

certified

under

the
Maritime Labor Convention 2006 (“MLC 2006”).
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

February

19,

2021.

However,

in

January

2025,
President Trump

signed an

executive order

to begin

the

withdrawal of

the United

States from

the Paris
Agreement.
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

by 2030,

as well

as i).

reducing the

total annual

greenhouse gas

emissions from

international
shipping by at

least 20%, striving for

30%, by 2030,

compared to 2008;

and ii). reducing

the total annual
greenhouse gas

emissions from

international shipping

by at

least 70%,

striving for

80%, by

2040, compared
to 2008.

In March

2024, MEPC 81

further developed the

goal based marine

fuel standard regulating

the
phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress

on the development

of these mid-term

measures, and the

Committee is expected
to approve amendments at MEPC 83 (Spring 2025) for adoption in

October 2025.
The EU made

a unilateral

commitment to

reduce overall

greenhouse gas

emissions from

its member

states
from 20% of 1990 levels

by 2020. The EU also committed

to reduce its emissions

by 20% under the

Kyoto

Protocol’s

second

period

from

2013

to

2020.

Starting

in

January

2018,

large

ships

over

5,000

gross
tonnage calling at EU ports

are required to collect

and publish data on

carbon dioxide emissions and

other
information.

Under

the

European

Climate

Law,

the

EU

committed

to

reduce

its

net

greenhouse

gas
emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the
European Union’s

carbon market,

EU ETS,

has been

extended to

cover CO2

emissions from

all large

ships
entering EU ports starting January 2024.
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
D.

Property, plants and equipment
Since October 8, 2010, DSS owns

the land and the building where

we have our principal corporate offices
in Athens, Greece. In addition, DSS owns three

additional plots, one partly acquired in 2021 and

partly in
2023 from two related parties and

two acquired in 2024 from unrelated

third parties. All plots of land are in
the same area as our principal offices and were acquired for corporate use.

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
The following table reflects such factors for the periods indicated:
As of and for the
Year Ended December 31,
2024 2023 2022
Fleet Data:
Average number of vessels (1)
38.9 41.1 35.4
Number of vessels at year-end
38.0 40.0 42.0
Weighted average age of vessels at year-end (in

years)

11.3 10.5 10.2
Ownership days (2)

14,219 14,986 12,924
Available days (3)

14,057 14,867 12,449
Operating days (4)

14,009 14,824 12,306
Fleet utilization (5)

99.7% 99.7% 98.9%
Average Daily Results:
Time charter equivalent (TCE) rate (6)

$ 15,267 $ 16,713 $ 22,735
Daily vessel operating expenses (7)

5,808 5,704 5,574
The following table reflects the calculation of our TCE rates for the periods presented:
Year Ended December 31,
2024 2023 2022
(in thousands of U.S. dollars, except for TCE rates, which
are expressed in U.S. dollars, and available days)
Time charter revenues

$ 228,209 $ 262,098 $ 289,972
Less: voyage expenses

(13,607) (13,621) (6,942)
Time charter equivalent revenues

$ 214,602 $ 248,477 $ 283,030
Available days

14,057 14,867 12,449
Time charter equivalent (TCE) rate

$ 15,267 $ 16,713 $ 22,735
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

2024

decreased

compared

to

previous

years

due

to

the

decrease

in
charter

rates

during the

year

and

the

decrease in

the

size

of

our

fleet

following vessel

sales

described
elsewhere in this annual report.

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
We usually

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

Interest and Finance Costs
We incur

interest expense and

financing costs

in connection with

vessel-specific debt,

senior unsecured
bond and finance liabilities. As of December 31, 2024 our aggregate debt amounted to $522.6 million and
our finance

liabilities amounted

to $123.9

million. During

2023, we

replaced LIBOR,

being the

reference
rate to

calculate interest

expense in

our loan

facilities having

a floating

rate, with

term SOFR.

Interest rates,
which have

been increasing

since the

beginning of

2022, started

to decrease

from the

third quarter

of 2024.

We manage our exposure to interest

rates by maintaining a mix

of floating and fixed

interest rate financing
agreements. Floating

rate agreements

include secured

loan facilities

and fixed

rate agreements

include
leases and our senior unsecured

bond. Also, in 2023, we

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

return on investment

include:
●
rates and periods of charter hire;
●
levels of vessel operating expenses;
●
depreciation expenses;
●
financing costs;

●
the war in the Ukraine;

●
inflation, and

●
fluctuations in foreign exchange rates.
Results of Operations
Year ended December 31, 2024 compared to the year ended December 31, 2023
Time

charter revenues.

Time

charter revenues

decreased by

$33.9 million,

or 13%,

to $228.2

million in
2024, compared to $262.1 million

in 2023. The

decrease in time charter

revenues was due to

decreased
average time

charter rates

achieved during

the year, reflected

in our

TCE rate

of $15,267

in 2024

compared
to $16,713 in 2023,

representing a 9% decrease.

A further decrease was due

to the decrease in the

size
of our fleet resulting from the disposal

of two vessels during 2024, which

decreased operating days during
2024, as compared to last year. Operating days in 2024 were 14,009 compared to 14,824 in 2023.
Voyage

expenses.

Voyage

expenses

amounted

to

$13.6

million

in

2024

and

remained

unchanged
compared

to

2023.

Although

commissions,

included

in

voyage

expenses,

decreased

in

2024

to

$11.6
million compared to $13.3

million in 2023, this

decrease was offset by

increased port expenses

and loss in
bunkers amounting

to $0.7

million in

2024 compared

to a

gain of

$0.5 million

in 2023.

The gain/loss

on
bunkers was mainly due

to the difference in the

price of bunkers paid

by the Company

to the charterers on
the redelivery of the vessels from the charterers

under the previous charter party agreement

and the price

of bunkers paid

by charterers to

the Company on

the delivery of

the same vessels

to their charterers

under
new charter party agreements.
Vessel operating expenses. Vessel operating expenses decreased by $2.9 million, or 3%, to $82.6 million in 2024

compared to $85.5

million in

2023. The decrease

in operating expenses

is mainly attributable

to
the decrease

in ownership

days in

2024, due

to the

sale of

vessels discussed

above. Daily

vessel operating
expenses were $5,808

in 2024 and

increased by 2%

compared to $5,704

in 2023. Therefore,

the decrease
in operating expenses due to the decreased number of vessels during the year was offset by increases in vessel supplies and taxes.

Depreciation

and

amortization

of

deferred

charges.
Depreciation

and

amortization

of

deferred

charges
decreased

by $5.1

million,

or 10%,

to $44.7

million

in 2024,

compared

to $49.8

million

in 2023.

This decrease
was

due

to

the

sale

of

two

vessels,

as

noted

above.

The

decrease

was

partly

offset

by

increased
amortization of deferred cost as a result of the drydock cost incurred in 2024 as compared to 2023.
General and

administrative expenses
. General and admini strati
ve expenses

increased by

$0.4 million,

or
1%, to $33.4

million in 2024

compared to $33.0

million in 2023.

The increase was

mainly due to

increased
payroll and taxes and was partly offset by decreased transfer agent expenses and legal fees.

Management fees to

a related party.

Management fees to

a related party

amounted to $1.3

million both in
2024 and

2023 due

to the

fact that

the number

of vessels

managed by

DWM in

2024 remained

the same
with 2023.

Gain

on

sale

of

vessels.

Gain

on

sale

of

vessels

increased

by

$0.5

million,

or

9%,

to

$5.8

million

which
resulted

from

the

sale

of

vessels
Artemis

and

Houston
in

2024

compared

to

$5.3

million

in

2023

which
resulted from the sale of vessels Aliki, Melia and Boston in 2023.
Interest expense and

finance costs.

Interest expense and

finance costs decreased

by $1.8 million

or 4%
to $47.5

million

in 2024

compared

to $49.3

million

in 2023.

The decrease

derived from

a decreased

average
outstanding

balance

of

debt

and

finance

liabilities

in

2024

and

was

partly

offset

by

increased

average
interest rates compared to 2023.

Interest and

other income
. Interest

and other

income increased

by $0.2

million, or

2%, to

$8.4 million in
2024 compared to $8.2 million in 2023. The increase

is mainly attributable to an increased amount

of time
deposits booked during

2024 and was

partly offset by

decreased deposit

rates achieved

in 2024 compared
to 2023.

Loss on

extinguishment of

debt.
In 2024,

loss on

extinguishment of

debt increased

by $2.8

million, or

400%
to $3.5 million and consisted of the prepayment of the 8.375% Senior Unsecured bond at a price equal to
103.35% of nominal value, with the proceeds from the new bond.

In 2023, loss on extinguishment of debt
amounted to

$0.7 million

and consisted

of the

prepayment in

full of

six loan

agreements refinanced

by other
banks.

Gain/(loss) on derivatives
. In 2024,

gain on derivates amounted

to $0.3 million, as

compared to a loss

of
$0.4 million

in 2023.

Gain/(loss) on

derivative instruments

represents the

fair value

of an

interest rate

swap
dated July

6, 2023

we entered into

with DNB for

a notional

amount of

$30 million under

which we pay

a
fixed rate of 4.268% and receive floating under term SOFR.
Gain/(loss) on

related party

Investments.
Loss on

related party

investments amounted

to $3.9

million in
2024 and

resulted from

the measurement

of OceanPal’s

common shares

at fair

value on

December 31,
2024, based

on the

closing price

of the

shares on

that date. This

compares to

a gain

of $1.5

million in

2023,
which

consists

of

a

gain

of

$1.7

million

from

the

conversion

of

9,793

of

the

10,000

Series

C

Preferred
shares of OceanPal to 3,649,474 common

shares of OceanPal, having a fair

value of $9.2 million, based

on the

closing price

of OceanPal’s

common shares

on the

date of

conversion; a

gain of

$0.8 million

resulting
from the distribution of 13,157 Series D Preferred Shares of OceanPal to our shareholders as a non cash dividend; and an

unrealized loss of

$1.0 million, resulting from

the measurement of OceanPal’s

common
shares at fair value on December 31, 2023, based on the closing price of the shares on that date.
Gain on deconsolidation of

subsidiary.
Gain on deconsolidation of

subsidiary amounted to

$0.8 million in
2023 and

represented the gain

from the

Company’s 25%

interest in Bergen

Ultra measured at

fair value
on the date of its deconsolidation from the Company’s financial statements. No such gain exists in 2024.
Gain/(loss) on equity securities.
Loss on equity securities amounted to $0.4

million in 2024, as compared
to a

gain of

$2.8 million

in 2023

and resulted

from the

measurement of

equity securities,

having a

book
value of $17.9 million, at fair value of $20.7 million on December 31, 2023, determined through Level 1 of the fair

value hierarchy.

The Company

sold all

securities during

the first

quarter of

2024 and

recorded a
realized loss of $0.4 million.
Gain on warrants.
Gain on warrants

amounted to $0.7

million in 2024,

compared to $1.6

million in 2023,
which resulted

from the

fair value

adjustment of

the outstanding

warrants as

of December

31, 2024

and
2023, respectively.
Loss from equity method investments.
Loss from equity method investments,

amounted to $0.1 million in
2024, compared to $0.3 million

in 2023. In 2024, the loss was

attributable to a loss of

$0.5 million from our
45.87%

interest

in Windward

which was

partly

offset

by

a

gain

of

$0.3 million

from

our

25% interest

in
Bergen and a gain of $0.1 million

from our 50% interest in DWM. In 2023,

the loss is attributed to a loss of
$0.7 million from

our 45.45% interest

in Windward, which

was partly offset

by a

gain of $0.2

million from
our 50% interest in DWM,

and a gain of $0.2 million from our 25% interest in Bergen.

Year ended December 31, 2023 compared to the year ended December 31, 2022
For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial

Review and Prospects” in our Annual Report

on Form 20-
F,

for the year ended December 31, 2023 filed with the SEC on April

5, 2024.
B.

Liquidity and Capital Resources
Historically, we finance our short-term and long-term

capital requirements with cash

from operations, cash
at

banks,

equity

contributions

from

shareholders,

long-term

bank

debt,

finance

liabilities

and

senior
unsecured

bonds.

Our

main

uses

of

funds

have

been

capital

expenditures

for

the

acquisition

and
construction of

new vessels,

expenditures incurred

in connection

with

ensuring that

our vessels

comply
with international and

regulatory standards, repayments

of bank

loans, repurchase of

our common stock
and payment of dividends.

Our

short-term

liquidity

requirements

include

capital

expenditures

in

connection

with

our

investment

in
Windward,

expenditures

relating

to

drydocking

of

vessels

to

comply

with

international

and

regulatory
standards, repayments

of

bank

loans, repurchase

of

our

common stock,

payment

of

dividends and

our
bareboat

charters.

Our

primary

sources

of

short-term

liquidity

include

cash

generated

from

operating
activities and the sale of a vessel, available cash balances and proceeds from the exercise of warrants, if
any.

Our

long-term

liquidity

requirements

include

funding

our

newbuilding

vessel

installments,

interest

and
principal payments

on outstanding

debt,

payment of

dividends,

expenditures for

vessel efficiency

upgrades
and

drydock

costs.

Sources

of

funding

for

our

long-term

liquidity

requirements

include

cash

flows

from
operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

As

of

December

31,

2024

and

2023,

working

capital,

which

is

current

assets

minus

current

liabilities,
including the current

portion of long-term

debt and finance

liabilities, amounted to

$126.4 million and

$97.1
million,

respectively.

The

increase

in

working

capital

was

mainly

due

to

increased

cash

and

cash
equivalents and time deposits, as a result of the liquidation of our investment in equity securities acquired in 2023 amounting

to $20.7 million;

proceeds from

our $175 million

bond issued

in July 2024

which prepaid
the then outstanding $119 million bond and proceeds of $24.2 million from the exercise of warrants

during
2024. This increase

was partly offset

by increased drydock

costs incurred during 2024,

increased capital
expenditures for the acquisition of investments and decreased revenues as a result of the significant drop of

the

charter

rates

during

2024

compared

to

2023.

The

increase

in

working

capital

in

2024

was

also
affected

by

decreased

current

portion

of

long-term

debt

compared

to

last

year,

as

a

result

of

loan
refinancings

during

2024,

under

which

we

extended

the

relevant

repayment

schedules

and

decreased
annual amortization. We believe that

our working capital is sufficient

to cover our short-term

requirements.
Cash and

cash equivalents, including

restricted cash,

are primarily held

in U.S.

dollars and

amounted to
$143.7 million

as

of

December 31,

2024

and $121.6

million as

of

December 31,

2023. Restricted

cash
represents minimum

liquidity requirements

under our

loan facilities

and as

of December

31, 2024

and 2023,
amounted

to

$19

million

and

$20

million,

respectively.

Also,

as

of

December

31,

2024

and

2023,

time
deposits with maturities

above three

months amounted

to $63.5 million

and $40.0

million, respectively. Our
cash and cash equivalents, restricted cash and time deposits represent our unused sources of liquidity to
meet our short-

and long-term obligations.
During 2024 and 2023, our sources and uses of cash were as

follows:
Net Cash Provided by Operating Activities
Net cash

provided by operating

activities increased by

$13.1 million,

or 19%.

In 2024, net

cash provided
by

operating

activities

was

$83.5 million

compared

to

net

cash

provided

by

operating

activities

of
$70.4 million in 2023. This increase was mainly

attributable to the proceeds from sale of

our investment in
equity securities

that

we acquired

in 2023,

and was

partly offset

by decreased

revenues, as

a result

of
decreased

average

time

charter

rates

compared

to 2023

and

increased

dry-docking

costs

incurred

in
2024.

Net Cash Used in Investing Activities
Net cash

used in

investing activities

was $39.8

million for

2024, which

consists of

$20.5 million

paid for
vessels under

construction and

improvements; $35.2 million

of proceeds

from the

sale of

two vessels

in
2024; $27.2 million

paid to acquire

investments in

Windward; increased investment

by $23.5 million

in time
deposits

with

maturity

above

three

months;

and

$3.7

million

relating

to

the

acquisition

of

property

and
equipment.
Net cash

provided by investing

activities was $24.9

million for

2023, which consists

of $29.7 million

paid
for vessel acquisitions

and improvements;

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
Net Cash Provided by Financing Activities
Net cash used in financing activities was $21.7

million for 2024, which consists of $117.2 million proceeds
from issuance of

long term

debt; $123.0

million of indebtedness

and finance

liabilities that we

repaid; $24.2
million proceeds from issuance of common stock; $5.8 million and $29.0 million of cash dividends paid on

our preferred and

common stock,

respectively; and

$5.3 million

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
For a detailed

discussion of

cash flows

for the

year ended

December 31,

2023

compared to

the year

ended
December 31, 2022

please see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and
Capital Resources” included in our 2023 Annual Report filed on Form 20-F with the SEC on April 5, 2024.
Commitments for Capital Expenditures
In January 2025, we paid $22.9 million for the purchase of 11,442,645 shares of common stock, pursuant to

a

tender

offer

we

commenced

on

December

2,

2024.

As

of

the

date

of

this

annual

report,

we

have
commitments

of

$73.6

million

for

the

construction

of

two

81,200

dwt

methanol

dual

fuel

new-building
Kamsarmax dry bulk vessels,

expected to be delivered in the third quarter of

2027 and the first quarter of
2028. In February

and March 2025,

we paid €7.6

million, or $8.0

million, under our

€50 million commitment
to Windward

for the

construction of

four CSOVs

with deliveries

scheduled to

occur between

the third

quarter
of

2025

and the

fourth

quarter of

2026,

thus

reducing our

remaining commitment

as

of the

date of

this
report

to

€7.6

million,

expected

to

be

paid

in

the

following

months.

We

also

expect

to

incur

capital
expenditures for vessel efficiency upgrades amounting to $3.0 million,

scheduled to take place until 2027.
We also incur capital expenditures when our vessels undergo surveys. This process of recertification may
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

charters.

We expect

to finance

part of

the construction

cost of

our methanol

vessels on

order with

new bank

debt
and our remaining

capital expenditures

from cash from

operations and cash

at banks. As

of the date

of this
annual report, we have contracted revenues covering around 70% of our ownership days in

2025, in time
charter agreements having

an average time

charter rate on

or around our

break-even rate as

of December
31, 2024,

and we

have fixed

around 10%

of our

ownerships days

in 2026.

Our revenues

for the

unfixed
days in 2025 and 2026 will be affected by the developments in the dry bulk market and we cannot assure you that we will be able to successfully renew existing charters at rates sufficient to allow us to meet all of our obligations.

However, as

of the date

of this annual

report, we believe

that contracted and

anticipated
revenues

will

result

in

internally

generated

cash

flows

and

together

with

available

cash

and

cash
equivalents

and

time

deposits

maturing

in

2025,

will

be

sufficient

to

fund

our

short

term

and

long-term
capital requirements.
Debt instruments and guarantees
As of December

31, 2024,

we had $522.6

million of

long-term debt

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
9 Ultramax vessels. The Company drew-down $197.2 million in tranches,

with each tranche drawn on the
delivery

of

each

vessel

to

us.

In

December

2022,

we

prepaid

$21.9

million

due

to

a

vessel

sale

and
leaseback transaction. On June 20, 2023, we

entered into a $22.5 million loan agreement with

Nordea to
refinance $20.9 million outstanding

balance of an

existing loan. On

July 25, 2024,

we refinanced the

two
agreements with

Nordea with

a new

$167.3 loan

agreement, drawn

on July

25, 2024.

The loan

is repayable
in equal quarterly instalments of $4.5 million and a balloon instalment of $64.8 million payable on July 25,
2030.

On

April

12,

2023,

we

entered

into

a

$100

million

term

loan

facility

with

Danish

Ship

Finance

A/S

to
refinance an

aggregate of

$75.2 million

outstanding balance

under existing

loans with

BNP Paribas

and
working capital. On October 18, 2024, we refinanced the outstanding balance of the loan with a new loan
which is

repayable in

equal quarterly

instalments of

$2.5 million

each and

a balloon

of $14.3

million payable
together with the last instalment on April 18, 2031.

On June

26, 2023,

we entered

into a

$100 million

loan agreement

with DNB

Bank ASA,

or DNB,

to refinance
an aggregate

of $68.7

million outstanding

balance under

existing loans

with ABN

AMRO Bank

N.V,

and
for

working

capital

purposes.

The

loan

is

repayable

in

equal

quarterly

instalments

of

$3.8

million

until
December 27, 2029. Additionally,

the loan is

subject to a margin

reset, according to

which the borrowers
and the lenders

will enter into

discussions to agree

on a new

margin. Unless the

parties agree on

a new
margin, the loan will

be mandatorily repayable on

June 27, 2027. As part

of the loan agreement, on

July 6,
2023, we

entered into

an interest

rate swap

with DNB

for a

notional amount

of $30

million and

quarterly
amortization of

$1.2 million.

Under the

interest rate

swap, we

pay a

fixed rate

of 4.268%

and receive

floating
under term

SOFR. The swap

has a

termination date

on December 27,

2029, and

a mandatory break

on
June 27, 2027, which is the margin reset date of

the loan, according to which the swap will be terminated
if the loan is prepaid. As of December 31, 2024, the

interest rate swap was a liability having a fair value

of
$0.2 million.
Under

the

secured

term

loans

outstanding

as

of

December

31,

2024,

27

vessels

of

our

fleet

were
mortgaged with

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

guarantee by

the ship owning

companies (where applicable),

financial covenants,

as well
as operating

account assignments.

The lenders

may

also require

additional security

in the

future in

the
event

the

borrowers

breach

certain

covenants

under

the

loan

agreements.

The

secured

term

loans
generally

include

restrictions

as

to

changes

in

management

and

ownership

of

the

vessels,

additional
indebtedness, as

well as

minimum requirements

regarding hull

cover ratio

and minimum

liquidity per

vessel
owned

by

the

borrowers,

or

the

Guarantor,

maintained

in

the

bank

accounts

of

the

borrowers,

or

the
Guarantor.

Furthermore, the secured

term loans contain

cross default provisions and

additionally we are
not permitted to pay any dividends following the occurrence of an event of default. All of our secured term loans bear interest in Term SOFR plus a margin.
As of December 31, 2023 and

2024, and the date of this

annual report, we were in compliance with

all of
our loan covenants.
Senior Unsecured Bond:
On June 22, 2021,

we issued a $125

million senior unsecured bond maturing

in June 2026. On

June 29,
2023, we repurchased $5.9 million nominal

value of the bond and recognized

a loss of $0.2 million and on
July 2,

2024 we

prepaid the

outstanding balance at

a price

equal to

103.35% of

nominal value,

with the
proceeds from a new

bond and recognized

a loss of $3.5

million. On July 2,

2024, we issued

the new bond
amounting to

$150 million

nominal value,

issued at

par value,

and on

November 8,

2024, we

issued an

additional amount of

$25 million nominal

value, at 102.00%

of par value.

The new bond

has a US

Dollar
fixed-rate coupon of 8.75% payable

semi-annually in arrears in January

and July of each

year. The

bond
is callable in whole

or in part in July

2027 at a price equal

to 103.50% of nominal

value; in January 2028

at
a price

equal to 102.625%

of nominal

value; in

July 2028

at a

price equal to

101.75% and after

January
2029 at

a price

equal to

100.00% of

nominal value.

The bond

ranks ahead

of

subordinated capital

and
ranks the

same with

all other

senior unsecured obligations

of the

Company other

than obligations

which
are mandatorily

preferred by

law.

The bond

includes financial and

other covenants

and is

trading on

the
Oslo Stock Exchange under the ticker symbol “DIASH03”.
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
Guarantees
On March 30,

2023, we entered

into a corporate

guarantee with Nordea

under which we

guaranteed the
performance by

Bergen Ultra,

an

equity method

investee

owning one

dry

bulk

carrier,

of

its

obligations
under a loan agreement with

the bank maturing on March

30, 2028. We consider the

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

2024,

the

loan

had

an

outstanding
balance of $13.5 million.

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

hire rates available

to fix

our vessels and

the demand for

dry bulk vessel

services. The Baltic
Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel

charter market

and the

performance of the

entire dry

bulk shipping market.

In 2024,

the BDI
ranged from a low

of 976 to a

high of 2,419 and

closed at 1,635 on

March 20, 2025. Although

there can be
no assurance that the dry

bulk charter market will not

decline further, as

of the date of

this annual report,
we have

fixed about

70% of

our fleet

ownership days

in 2025

in time

charter agreements

having an

average
time charter rate on or

around our break-even rate. Nevertheless, our revenues and

results of operations
in 2025

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

impairment indicators

are identified
and the estimate

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

the

average

of

historical

1

year

time

charter

rates

of

the

available

period.

The

historical

ten-year
average rate

used in

2024 to

calculate undiscounted

projected net

operating cash

flow was

$13,053 for
Panamax,

Kamsarmax

and

Post-Panamax

vessels,

$16,626

for

Ultramax

vessels

and

$16,315

for

our
Capesize

and

Newcastlmax

vessels,

compared

to

$12,775,

16,608

and

$16,115,

respectively

in

2023.
Other assumptions

used in

developing estimates

of future

undiscounted cash

flow are

the charter

rates
calculated for

the fixed

days using

the fixed

charter rate

of each

vessel from

existing time

charters, the
expected outflows

for scheduled

vessels’ maintenance;

vessel operating

expenses; fleet

utilization, and
the vessels’ residual

value if sold

for scrap. Assumptions

are in line

with our

historical performance

and our
expectations for future

fleet utilization under

our current fleet

deployment strategy. The difference between
the carrying amount of a vessel plus unamortized deferred costs and its fair value would be recognized in our accounts as impairment loss,

if the undiscounted cash

flows were lower compared to carrying

value of
that vessel.

Although no impairment loss

was identified or recorded

in 2024, according to

our assessment,

the carrying value plus unamortized deferred cost of vessels for which impairment indicators existed as of
December 31, 2024, was $361.4 million.
Historically,

the

market

values

of

vessels

have

experienced

volatility,

which

from

time

to

time

may

be
substantial.

As a result, the

charter-free market value of certain

of our vessels may

have declined below
those

vessels’

carrying

value

plus

unamortized

deferred

cost.

These

vessels

would

be

impaired

in
accordance with the

related US GAAP

guidance for impairment

recognition, if the

undiscounted cash

flows
were lower

compared to

their carrying

value. Based

on: (i)

the carrying

value plus

unamortized deferred
cost of

each of

our vessels as

of December 31,

2024 and

2023 and (ii)

what we

believe the charter-free
market value of each

of our vessels was

as of December 31,

2024 and 2023, the

aggregate carrying value
of 12 and

12 of the

vessels in our

fleet as of

December 31, 2024

and 2023, respectively,

exceeded their
aggregate charter-free market value

by approximately $22 million

and $49 million,

respectively,

as noted
in the table below. This represents the approximate amount

by which we believe we

would have to reduce
our net income if we sold all

of such vessels at December 31, 2024 and

2023, on industry standard terms,
in cash

transactions, and to

a willing buyer

where we were

not under

any compulsion to

sell, and

where
the buyer was

not under any

compulsion to buy.

For purposes of

this calculation, we

have assumed that
these

12 and

12 vessels

would be

sold at

a price

that reflects

our estimate

of their

charter-free market
values as of December 31, 2024 and 2023, respectively.

Vessel Dwt Year Built
Carrying Value plus unamortized
deferred cost

(in millions of US dollars)
2024 2023
1 Alcmene 93,193 2010

10.1

9.6
2 Amphitrite 98,697 2012

13.2

14.0
3 Artemis 76,942 2006

-

11.0
4 Astarte 81,513 2013

17.0

18.0
5 Atalandi 77,529 2014

16.0

15.7
6 Crystalia 77,525 2014

15.7

15.4
7 Electra 87,150 2013

13.4

14.1
8
G.P.

Zafirakis
179,492 2014

23.8

22.1
9 Houston 177,729 2009

-

18.4
10 Ismene 77,901 2013

11.1

11.7
11 Leto 81,297 2010

12.1

12.9
12 Los Angeles 206,104 2012

22.4

23.5
13 Maera 75,403 2013

11.0

11.7
14 Maia 82,193 2009

12.4

12.4
15 Medusa 82,194 2010

11.8

12.4
16 Myrsini 82,117 2010

13.4

14.2
17 Myrto 82,131 2013

16.8

17.8
18 New Orleans 180,960 2015

30.4

31.6
19 New York 177,773 2010

13.7

14.0
20 Newport News 208,021 2017

38.8

40.5
21
P.S.

Palios
179,134 2013

33.3
*

35.3
*
22 Phaidra 87,146 2013

12.9

13.5
23 Philadelphia 206,040 2012

23.1

24.2
24 Polymnia 98,704 2012

13.5

14.2
25 San Francisco 208,006 2017

38.9

40.6
26 Santa Barbara 179,426 2015

35.7
*

34.8
*
27 Seattle 179,362 2011

20.2

21.3
28 Selina 75,700 2010

8.6

9.1
29 Semirio 174,261 2007

14.7

16.1
30 LEONIDAS P.C. 82,165 2011

19.5
*

20.8
*
31 Florida 182,063 2022

55.0

57.0
32 DSI Pyxis 60,362 2018

33.8
*

35.6
*
33 DSI Pollux 60,446 2015

28.4
*

29.9
*
34 DSI Phoenix 60,456 2017

31.1
*

32.7
*
35 DSI Polaris 60,404 2018

34.4
*

36.2
*
36 DSI Andromeda 60,309 2016

30.2
*

31.8
*
37 DSI Aquila 60,309 2015

28.5
*

29.9
*
38 DSI Pegasus 60,508 2015

27.3
*

28.8
*
39 DSI Altair 60,309 2016

29.7
*

31.3
*
40 DSI Aquarius 60,309 2016

29.5
*

31.0
*
Total

4,481,283

851

915

_______________________________
*
Indicates dry bulk

vessels for which

we believe, as

of December 31,

2024 and 2023,

the charter-free

market value
was lower than the vessel’s

carrying value plus unamortized deferred

cost. We believe that the

aggregate carrying
value

plus

unamortized

deferred

cost

of

these

vessels

exceeded

their

aggregate

charter-free

market

value

by
approximately $22 million and $49 million, respectively.

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
Ultramax
$16,626 $12,513
Panamax/Kamsarmax/Post-Panamax
$13,053

$9,399
Capesize/Newcastlemax $16,315 $12,018

It should be

noted that as

of December 31,

2024, twelve of

our vessels, having

indication of impairment,
would be affected by a

reduction in time charter

rates below the average break-even

rate. Additionally, the
use of the 1-year,

3-year and 5-year average blended rates

would not have any effect

on the Company’s
impairment analysis and as such on the Company’s results of operations:
Vessel type
1-year
(period)
Impairment
charge
(in USD
million)
3-year
(period)
Impairment
charge
(in USD
million)
5-year
(period)
Impairment
charge
(in USD
million)
Ultramax $16,737 - $18,297 - $18,081 -
Panamax/Kamsarmax/Post-
Panamax $14,813 - $16,245 - $16,239 -
Capesize/Newcastlemax $23,750 - $19,637 - $19,451 -
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
Name

Age

Position
Semiramis Paliou

50

Class III Director and Chief Executive Officer

Simeon Palios

83

Class I Director and Chairman
Anastasios Margaronis

69

Class I Director and President
Ioannis Zafirakis

53

Class I Director, Co-Chief Financial Officer, Chief
Strategy Officer, Treasurer and Secretary
Konstantinos Psaltis

86

Class II Director
Kyriacos Riris

75

Class II Director
Apostolos Kontoyannis

76

Class III Director
Konstantinos Fotiadis

74

Class III Director
Eleftherios Papatrifon

54 Class II Director
Simon Frank Peter Morecroft 65 Class II Director
Jane Sih Ho Chao 48 Class I Director
Maria Dede 52 Co-Chief Financial Officer
Margarita Veniou 46 Chief Corporate Development, Governance &
Communications Officer
Maria Christina Tsemani 46 Chief People Officer
The term of our

Class I directors expires

in 2027, the

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

(NASDAQ: OP)
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

is Vice-
Chairperson of the Greek committee of

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
Containerships Inc.)

(NASDAQ: PSHG).

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

(NASDAQ: PSHG) and

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

Containerships Inc.) (NASDAQ:
PSHG).
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

since February 2005. He
has

also

been

the

Co-Chief

Financial

Officer

since

January

2025,

having

previously

served

as

the
Company’s Chief

Financial

Officer from

February 2020

(Interim Chief

Financial

Officer until

February 2021).
In addition,

he has

held the

role of

Treasurer since

February 2020

and is

also the

Company’s Chief

Strategy
Officer.

Mr.

Zafirakis is also member

of the Executive Committee

of the Company.

Mr.

Zafirakis has held
various executive positions

such as Chief

Operating Officer, Executive Vice-President and Vice-President.
In addition, Mr. Zafirakis has

served as the Chief Strategy Officer and Co-Chief Financial Officer

of Diana
Shipping Services

S.A. since

January 2025.

Prior to

this,

he was

the company’s

Chief Financial

Officer
from

March

2020

(Interim

Financial

Officer

until

February

2021)

and

continues

to

hold

the

positions

of
Director

and Treasurer.

Also,

he has

served as

a

Director of

OceanPal Inc.

(NASDAQ: OP)

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

Containerships Inc.) (NASDAQ:
PSHG),

where

he

held

various

executive

positions

such

as

Chief

Operating

Officer

and

Chief

Strategy
Officer.

Mr.

Zafirakis,

currently

also

acts

as

Director,

President,

Secretary

and

Treasurer,

for

Sea
Transportation Inc.
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

(NASDAQ: OP)

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

Inc.) (NASDAQ:

PSHG) from

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

comprises

of

residential

and

commercial
properties in Shanghai.

Ms. Chao has founded

her own art consultancy

company Galerie Huit and

lifestyle
gallery Maison Huit in 2009 and recently, the non-profit Chao-Lee Art Foundation in 2022.

Ms.

Chao

has

also

served

as

a

Council

Member

for

Changing

Young

Lives

Foundation

helping
underprivileged children in Hong Kong and China from 2014 to 2020.
Maria Dede

is the Co-Chief Financial Officer of Diana Shipping Inc. since January 2025. Prior to this role,
Ms. Dede served as the Company’s Chief Accounting Officer starting in September 2005. In addition, Ms.
Dede has served

as the Co-Chief

Financial Officer of

Diana Shipping Services S.A.

since January 2025,
having previously served as the

company’s Finance Manager and Chief

Accounting Officer.

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
(NASDAQ: OP) and

she has also served

as the company’s

Board Secretary since April

2023. She is the
General Manager of Steamship Shipbroking Enterprises Inc., a position she has held since April 2014.

From

January

2010

to

February

2020,

Ms.

Veniou

also

held

the

position

of

Corporate

Planning

&

Governance Officer of Performance Shipping Inc. (ex. Diana Containerships

Inc.) (NASDAQ: PSHG).
Ms. Veniou

holds a bachelor's

degree in Maritime

Studies and a

master's degree in Maritime

Economics
& Policy from the University of

Piraeus, Greece. In 2024, she completed the

"Leadership Communication
with

Impact"

program

at

INSEAD

Business

School.

Additionally,

she

has

completed

the

“Sustainability
Leadership

and

Corporate

Responsibility”

program

at

London

Business

School

and

has

obtained

the
Certification in

Shipping Derivatives

from Athens

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

in human

resources across

multinational companies

and
institutional

organizations.

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

a Project Manager

in the

European
Commission, based in Luxembourg.

Ms. Tsemani

holds a

bachelor’s degree

in Mathematical

Sciences and

a Master’s

of Science

in Applied
Statistics from the University of Oxford, UK.
B.

Compensation
Aggregate executive

compensation (including

amounts paid

to Steamship)

for 2024

was $6.2

million. Since
June 1, 2010, Steamship, a related party,

as described in "Item 7. Major Shareholders and

Related Party
Transactions—B. Related

Party Transactions"

has provided

to us

brokerage services.

Under the

Brokerage
Services

Agreements

in

effect

during

2024,

fees

for

2024

amounted

to

$4.1

million

and

we

also

paid
commissions

for

vessel

sales

and

purchases

amounting to

$0.5

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

of the member

of the audit

committee who
receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2024, fees
and expenses of our non-executive directors amounted to $0.6 million.
We do not have a retirement plan for our officers or directors.

Equity Incentive Plan
In November 2014, our board of directors approved, and the Company adopted the 2014

Equity Incentive
Plan for 5,000,000

shares of common

stock, amended on

May 31, 2018

to increase the

shares of common
stock to

13,000,000 and

further amended

on January

8, 2021,

referred to

as “the

Plan”, to

increase the
number

of

shares

of

common

stock

available for

the

issuance

of

equity awards

by

20,000,000

shares.
Currently, 9,144,759 shares remain reserved for issuance under the Plan.

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

2024

and

as

of

the

date

of

this

annual

report,

our

board

of

directors

awarded

an

aggregate

of
2,300,000 shares and

2,000,000 shares, respectively,

of restricted common

stock, awarded to

executive
and non-executive directors.

All restricted shares

vest ratably over

three years and are

subject to forfeiture
until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid
and to exercise all other rights, powers and privileges of a holder of shares.

In

2024,

compensation costs

relating

to

the

aggregate

amount

of

restricted

stock

awards

amounted to
$10.0 million.
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
Mr. Konstantinos Psaltis (chairman) and Mr. Kyriacos Riris (member).
We have established a Sustainability

Committee comprised of Mr. Apostolos Kontoyannis

(Chairman) and
Ms.

Semiramis

Paliou

(member).

The

Sustainability

Committee,

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

December

31,

2024,

2023

and
2022.

Year Ended December 31,

2024 2023 2022
Shoreside

11 7 11 2 113
Seafaring

864 906 907
Total

981 1,018 1,020

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
Title of Class Identity of Person or Group

Number of
Shares Owned

Percent of
Class
*

Common Stock,

Semiramis Paliou (1)

24,719,462

20.3%
par value $0.01 Anastasios Margaronis (2) 10,505,922 8.8%
Sea Trade Holdings Inc. (3) 14,682,781 12.7%
F.

Laeisz GmbH (4)
6.305.426 5.4%

All other officers and directors as a group (5)

12,573,796

10.8%
* Based on 115,767,861 common shares outstanding as of March 20, 2025.

(1)

Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 20.3% beneficially owned through Tuscany Shipping Corp., or Tuscany,

and through 4 Sweet Dreams S.A., as the result
of her ability to

control the vote and

disposition of such entities.

The shares include 5,802,034
shares

of

common

stock

issuable

to

Semiramis Paliou

upon

exercise

of

3,527,501

warrants
distributed on December 14, 2023. As of December 31, 2022, 2023 and 2024, Mrs. Semiramis
Paliou

owned

indirectly

16.0%,

20.3%

and

18.4%,

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

Inc. and ESX Investments

Inc. as the result

of
his ability to

control the vote

and disposition of

such entities. These

shares include 2,948,820
shares

of

common

stock

issuable

to

Anastasios

Margaronis

upon

exercise

of

1,792,814
warrants distributed on December 14, 2023.

(3)

This

information

is

derived from

a

Schedule 13G/A

filed

with

the

SEC on

January

29,

2025,
adjusting the percentage figure based

on the common shares issued

and outstanding as of the
date of this report.

(4)

This

information

is

derived

from

a

Schedule

13G

filed

with

the

SEC

on

October

18,

2024,
adjusting the percentage figure based

on the common shares issued

and outstanding as of the
date of this report.

(5)

Ms. Semiramis

Paliou

and

Mr. Anastasios

Margaronis

are

our

only

directors

or

officers

that
beneficially

own

5%

or

more

of

our

outstanding

common

stock.

Mr.

Simeon

Palios

may

be
deemed

to

beneficially

own

5,533,206

shares,

or

4.7%

of

our

outstanding

common

stock,
beneficially owned

through Taracan

Investments S.A.

and Limon

Compania Financiera

S.A.;
Mr.

Ioannis

Zafirakis

may

be

deemed

to

beneficially

own

2,437,232

shares,

or

2.1%

of

our
outstanding common

stock, beneficially

owned through

Abra Marinvest

Inc.; and Mr. Eleftherios
Papatrifon may

be deemed

to beneficially

own 1,292,717

shares, or

1.1% of

our outstanding
common

stock.

All

other

officers

and

directors

each

own

less

than

1%

of

our

outstanding
common stock.

As of

March 20,

2025, we

had 78

shareholders of record,

64 of

which were located

in the

United States
and

held

an

aggregate

of

102,793,930

of

our

common

shares,

representing

82.1%

of

our

outstanding
common

shares.

However,

one

of

the

U.S.

shareholders

of

record

is

CEDE

&

CO.,

a

nominee

of

The
Depository Trust

Company,

which held 101,729,866

of our

common shares as

of that

date. Accordingly,
we believe

that the

shares held

by CEDE

& CO.

include common

shares beneficially

owned by

both holders
in the United

States and

non-U.S. beneficial

owners. We are

not aware of

any arrangements,

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

Shares have been paid in full.
B.

Related Party Transactions
OceanPal Inc.,

or OceanPal
We own 500,000

of OceanPal’s

Series B

Preferred Shares,

207 shares

of OceanPal’s

Series C

Convertible
Preferred Shares and 3,649,474 common shares, being 49% of

OceanPal’s common stock.

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

they are related to amendments

of the Articles
of Incorporation that adversely

alter the preference, powers

or rights of the

Series C Preferred

Shares or
to

issue

Parity

Stock

or

create

or

issue

Senior

Stock.

Series

C

Preferred

Shares

are

convertible

into
common stock

at the

Company’s option,

at a

conversion price

equal to

the lesser

of $6.5

and the

10-trading
day trailing VWAP of

OceanPal’s common shares,

subject to adjustments.

Additionally, Series C Preferred
Shares have a cumulative preferred dividend accruing

at the rate of 8% per annum, payable in cash or, at
OceanPal’s election,

in kind

and has

a liquidation

preference equal

to the

stated value

of $10,000.

Dividend
income from the OceanPal preferred shares during 2024 amounted to $16,560.
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
make a determination

to sell one

or more of

the vessels at

a price equal

to the fair

market value of

each
vessel at

the time

of sale,

as determined

by the

average of

two independent

shipbroker valuations

from
brokers mutually

agreeable to

us and

OceanPal Inc.

If OceanPal

Inc. does

not exercise

its right

to purchase
a vessel, we have the

right to sell the vessel

to any third party for

a period of three months

from the date
notified OceanPal Inc.

of our intent to

sell the vessel.

As of the

date of the

annual report, only one

of the
six vessels identified in the agreement remains unsold.
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

Steamship Shipbroking Enterprises Inc.
Steamship,

an

affiliated

entity

controlled

by

our

CEO

Ms.

Semiramis

Paliou,

provides

to

us

brokerage
services for

an annual

fee pursuant

to a

Brokerage Services

Agreement.

In 2024,

brokerage fees

amounted
to $4.1 million

and we paid

an additional

amount of

$0.5 million

for commissions

on the

sale and

purchases
of vessels. The

terms of

this relationship

are currently

governed by

a Brokerage

Services Agreement

dated
February 25, 2025 due to expire on December 31, 2025.
Altair Travel Agency S.A.
Altair Travel Agency S.A., or Altair,

an affiliated entity that is controlled by our CEO Ms. Semiramis Paliou provides us with travel related services. Travel related expenses in 2024, amounted to $2.6 million.

Diana Wilhelmsen Management Limited
Diana Wilhelmsen

Management Limited,

or DWM,

is a

50/50 joint

venture which

provides management
services

to

certain

vessels

in

our

fleet

for

a

fixed

monthly

fee

and

commercial

services

charged

as

a
percentage

of

the

vessels’

gross

revenues.

Management

fees

in

2024

amounted

to

$1.3

million,
commissions on revenues amounted to $0.4 million.
Bond acquisition

Officers and directors of

the Company and/or

entities affiliated with them

purchased an aggregate

of $47.3
million principal amount of

the $150.0 million

senior unsecured bond

issued on July

2, 2024, on

the date
of issuance.

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
to secure Bergen’s

obligations under

a $15.4

million loan

facility and

a commission

agreement under

which
the

Company

is

paid

a

commission

of

0.8%

per

annum,

on

the

outstanding

balance

of

the

loan,

as
compensation for the

guarantee it

provided to Nordea.

We have also

entered into

an administrative

service
agreement

under

which

DSS

provides

administrative

services

to

Bergen.

In

2024,

income

from
administrative

fees

amounted

to

$15,000

and

we

received

$116,395

as

payment

for

the

guarantee
commission.
Windward Offshore GmbH
Windward

Offshore

GmbH

&

Co.

KG,

or

Windward,

is

a

limited

partnership operating

an

offshore

wind
vessel

company

based

in

Germany.

One

of

our

subsidiaries,

Diana

Energize

Inc.,

or

Diana

Energize,
entered

into

a

novated

agreement

to

contribute

capital

for

Windward’s

construction

of

four

CSOVs,
ultimately

contributing

45.87%

of

Windward’s

capital.

As

of

December

31,

2024,

the

investment

in
Windward amounted

to $36.6

million consisting

of advances

to fund

the construction

of the

vessels,

working
capital and our portion in Windward’s results.
Diana Mariners Inc.

In

2023,

we

acquired

through

one

of

our

subsidiaries,

Cebu

Shipping

Company

Inc.,

or

Cebu,

24%

of
Cohen

Global

Maritime

Inc.,

or

Cohen,

a

company organized

in

the

Republic of

the

Philippines for

the
purpose of providing manning services to our vessels.

Cohen was renamed Diana Mariners Inc., or Diana
Mariners, in August 2024. As of December 31,

2024, our investment in Diana Mariners amounted to $0.4
million and there

was an amount

of $0.1 million

due from Diana

Mariners. As of

December 31, 2024,

Diana
Mariners did not have any operations.
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

fourth

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
our

ability

to

pay

dividends

under

the

terms

of

our

loan

facilities,

may

limit

our

ability

to

pay
dividends.

Further,

under the

terms of

our loan

agreements, we

may not

be permitted

to pay

dividends
that would result in an event of default or if an event of default occurs and is continuing.
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
symbol “DSX” since March 23, 2005.

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

February 21, 2014 and our
Warrants have traded on the NYSE under the symbol “DSX WS” since December 14, 2023. Since July 2,
2024,

our

8.75%

Senior

Unsecured

Bond

due

2029

commenced

trading

on

the

Oslo

Stock

Exchange,
under the symbol "DIASH03."
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

under
Section 883

of

the

Code,

the

Company

will

be

subject

to

U.S. federal

income

taxation,

in

the

manner
discussed below,

to the extent

its Shipping Income

is considered derived

from sources within

the United
States.

In

the

year

ended

December

31,

2024,

approximately

6.1%

of

the

Company’s

shipping

income

was
attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 3.1%
of

the

Company’s

shipping

income

would

be

treated

as

derived

from

U.S. sources

for

the

year

ended
December 31, 2024. In

the absence of

exemption from U.S. federal income

tax under Section 883 of

the
Code, the Company

would have been

subject to a

4% tax on its

gross U.S. source

Shipping Income, equal
to $0.3 million for the year ended December 31, 2024.

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

2024

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

2024 taxable

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

during the 2024 taxable year.

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
Based on Schedules 13D and 13G filings, during the 2024 taxable year,

less than 50% of the Company’s
common stock was owned by 5% Shareholders. Therefore, the

Company believes that it is not subject to
the 5% Override Rule

and thus has satisfied

the Publicly Traded Test for the 2024 taxable

year.

However,
there

can

be

no assurance

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

5%
Override Rule are onerous and there is no assurance the

Company will be able to satisfy them.
Based

on

the

foregoing,

the

Company

believes

that

it

satisfied

the

Publicly

Traded

Test

and

therefore
believes that it was exempt from U.S. federal income tax

under Section 883 of the Code, during the 2024
taxable year and intends to take this position on its 2024 U.S. federal income tax returns.

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

2024

taxable

year

and

in

the

absence

of

exemption
under Section 883

of the Code,

the Company would

be subject to

$0.3 of U.S.

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
We

are

exposed to

market risks

associated with

changes

in

interest rates

relating to

our

loan facilities,
according to which we were paying interest at term SOFR plus a margin.

Increases in interest rates could

affect

our

results

of

operations.

An

increase

of

1%

in

the

interest

rates

of

our

loan

facilities

bearing

a
variable interest rate during 2024, could have increased our interest cost by $3.8 million.

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

$30 million under which we

pay fixed interest and receive

floating. Through these
agreements and

our bond,

also bearing

fixed interest

rate, we

manage part

of our

exposure in

interest rates
caused by the remaining agreements which bear floating interest rates.
As of December

31, 2024, 2023

and 2022, and

as of the

date of this

annual report, we

did not and

have
not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates
We generate all of our

revenues in U.S. dollars

but currently incur less

than half of our

operating expenses
(around 29% in 2024 and

around 29% in 2023) and about

half of our general and administrative

expenses
(around 46% in 2024 and around

44% in 2023) in currencies other

than the U.S. dollar, primarily the Euro.
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

2024

and

2023,

these

non-US

dollar

expenses

represented

17%

and

15%,
respectively

of

our

revenues

and

therefore,

we

are

not

engaged

in

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

Officers,

has

conducted

an
evaluation of

the effectiveness

of our

disclosure controls and

procedures (as

defined in

Rules 13a-15(e)
and 15d-15(e) under the

Exchange Act) as of

the end of the

period covered by this

annual report. Based
upon

that

evaluation,

our

Chief

Executive

Officer

and

Chief

Financial Officers

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
by the

Committee of

Sponsoring Organizations of

the Treadway

Commission (2013

Framework). Based
on

this

assessment,

management

has

determined

that

the

Company’s

internal

control

over

financial
reporting as of December 31, 2024 is effective.
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

Deloitte

Certified
Public Accountants

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
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that both the members of our

Audit Committee, Mr. Kyriacos Riris
and

Mr.

Apostolos

Kontoyannis,

qualify

as

“Audit

Committee

financial

experts”

and

that

they

are

both
considered to be “independent” under applicable NYSE and SEC standards.
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
Item 16C. Principal Accountant Fees and Services
a) Audit Fees
Our

principal

accountants,

Deloitte

Certified

Public

Accountants

S.A.,

have

billed

us

for

audit

services
provided

in

2024

and

Ernst

and

Young

(Hellas), Certified

Auditors Accountants

S.A., have

billed us

for
audit services

provided in

2023. Audit

fees in

2024 and

2023 amounted

to €

360,000 and

€ 383,250,

or
approximately $388,000 and $416,000, respectively, and relate to compensation for professional services rendered

for

the

audits

of

our

consolidated

financial

statements

and

in

connection

with

the

review

of
regulatory filings.

b) Audit-Related Fees
Audit related fees during 2024

amounted to € 51,301, as compared

to € 22,050 in 2023 and

relate to audit
services provided in connection with the Company’s filings with the SEC.

c) Tax Fees
During

2023,

we

paid

fees

amounting

to

$11,025,

for

the

calculation

of

Earnings

and

Profits

of

the
Company. The

services were provided by Ernst & Young

LLP,

an affiliate of our principal accountants for
2023.
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
$100 million of the Company’s common shares. The

plan does not have an expiration date. During 2024,
we did

not repurchase

any shares

of common

stock and

as of

December 31,

2024 and

the date

of this
report, there

is an

outstanding value

of about

$66.3 million

of common

shares that

can be

repurchased
under

the

plan.

On

December

2,

2024,

the

Company

commenced

a

tender

offer

to

purchase

up

to
15,000,000 shares of its

outstanding common stock, at

$2.00 per share, using

funds available from cash
and

cash

equivalents.

The

tender

offer

was

settled

on

January

7,

2025

and

we

purchased

a

total

of
11,442,645 shares of common stock for an aggregate amount of $22.9 million.
Item 16F.

Change in Registrant’s Certifying Accountant
On May

21, 2024,

the Audit

Committee of

the Board

of Directors

approved and

signed the

engagement
letter

appointing

Deloitte

Certified

Public

Accountants

S.A.

(“Deloitte”)

as

the

Company’s

independent
registered public accounting firm for the year ending December 31, 2024. The Company's annual general meeting of

shareholders held

on May

21, 2024

approved such

appointment. The

audit committee

approved
the engagement of Deloitte following the expiration of the engagement letter with the Company's previous
independent registered

public accounting

firm, Ernst &

Young (Hellas) Certified Auditors

Accountants S.A..
The reports of

Ernst & Young

(Hellas) Certified Auditors

Accountants S.A. on

the financial statements

of
the

Company

as

of

December

31,

2023

and

2022

did

not

contain

an

adverse

opinion

or

disclaimer

of
opinion

and

were

not

qualified

or

modified

as

to

uncertainty,

audit

scope

or

accounting

principles.

In
connection with

the audits

of the

Company’s financial

statements for

each of

the two

fiscal years

ended
December 31, 2023 and

2022 there were no

disagreements with Ernst

& Young (Hellas) Certified Auditors
Accountants S.A.

on any

matters of

accounting principles or

practices, financial statement

disclosure, or
auditing scope or procedures which,

if not resolved to the

satisfaction of Ernst &

Young

(Hellas) Certified
Auditors Accountants

S.A. ,

would have

caused Ernst

& Young (Hellas)

Certified Auditors

Accountants S.A.
to make reference to the

matter of such disagreements

in their reports. In

connection with the audits

of the
Company's financial statements

for each of the

two fiscal years ended

December 31, 2023 and

2022 none
of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v)

of Form 20-F occurred.
In connection with the audits of the Company’s financial statements for each of the two fiscal years ended
December 31, 2023

and 2022 neither

the Company nor

anyone on its

behalf consulted with

Deloitte on the
application of accounting principles

to a specified transaction, either

completed or proposed; or

the type of
audit opinion that might

be rendered on the

Company’s financial statements

or any matter that

would have
been

the

subject of

a

disagreement, as

that

term

is

defined in

Item

16F(a)(1)(iv) of

Form

20-F and

the
related

instructions

to

Item

16F

of

Form

20-F,

or

a

reportable

event,

as

that

term

is

defined

in

Item
16F(a)(1)(v).
The

Company

has

provided Ernst

&

Young

(Hellas)

Certified Auditors

Accountants S.A.

with

a

copy

of
these disclosures prior to

the filing hereof and

has requested that Ernst & Young

furnish to the Company
a letter

addressed to

the Securities

and Exchange

Commission stating

whether Ernst

& Young

(Hellas)
Certified Auditors Accountants S.A. agrees with the statements made by the Company in this report.
Ernst &

Young (Hellas) Certified

Auditors Accountants

S.A.’s letter

is attached

as Exhibit

16.1 to

this Annual
Report on Form 20- F.
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
Series

C

Preferred

Shares.

However,

pursuant

to

313.00

of

Section

3

of

the

NYSE

Listed

Company
Manual, the

NYSE will accept

any action or

issuance relating to

the voting

rights structure of

a non-U.S.
company

that

is

in

compliance

with

the

NYSE’s

requirements

for

domestic

companies

or

that

is

not
prohibited by

the company's

home country

law.

We

are not

subject to

such restrictions

under our

home
country, Marshall Islands, law.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I.

Disclosure Regarding

Foreign Jurisdictions

that Prevent

Inspections
Not applicable.
Item 16J. Insider Trading Policies

Pursuant to applicable SEC transition guidance, we have
adopted

insider trading policies and procedures
governing

the

purchase,

sale,

and

other

dispositions

of

the

registrant’s

securities

by

directors,

senior
management, and employees

that are reasonable

designed to promote

compliance with applicable

insider
trading laws, rules and regulations, and

NYSE listing standards for fiscal

year ending December 31, 2024.
Our insider trading policies and procedures are filed as Exhibit

11.2 to this annual report.

Item 16K. Cybersecurity

Risk management and strategy
We have

security measures
in place

to mitigate the

risk of cybersecurity

threats affecting our

technology
environment and

our business.

Cybersecurity risk

management is

integrated into

our broader

enterprise
risk management

(ERM) framework

to protect

shareholder value

and ensure

business continuity.

Cyber
risks are assessed

alongside operational,

financial, and compliance

risks. By integrating

cybersecurity into
our broader risk management strategy, we aim to reduce exposure to cyber incidents, safeguard sensitive
data, and maintain

investor confidence

in our

long-term resilience

and operational

stability. Since 2023, the
Company

has maintained

ISO

27001

certification,

demonstrating ongoing

compliance

with

the

rigorous
requirements of

this internationally

recognized standard.
The Company's

Chief Information

Security Officer
(CISO) regularly conducts internal reviews and enhancements to ensure that our cyber risk management
framework remains

aligned with

ISO 27001

and integrated

into our

broader enterprise

risk management
strategy, considering financial, operational, and compliance impacts.

Additionally,

we

have

established structured

processes

for

third-party

risk

management.

During

vendor
onboarding and

ongoing monitoring,

information security

assessments are

conducted, including

security
questionnaires, contractual

requirements for

NDAs and

DPAs, and cybersecurity

liability clauses

to mitigate
supply chain risks.
Cybersecurity training

is carried

out on

a company-wide

basis to

all employees

and seafarers.

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

2024.

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

year 2025,

the security

team has

planned a

comprehensive

collaboration with

a
third-party

company
to enhance our cybersecurity awareness and training initiatives. This partnership includes the design and
implementation

of

a

multi-faceted

approach

to

staff

training,

encompassing

synchronous

and
asynchronous

security

awareness

sessions,

custom-tailored

phishing

campaigns

and

the

creation

of
informative cybersecurity awareness

newsletters to keep

our staff

up to date

on the latest

best practices
and emerging risks. Furthermore, the

collaboration will focus on the

customization and digitalization of our
vessels' cybersecurity awareness program, ensuring that our seafarers maintain a robust security posture
while at sea.

In addition to

awareness initiatives, we will

continue to acquire

relevant tools to

support the
identification of
third-party

risks and further strengthen our overall security posture.
As

part

of

our

continuous

efforts

to

enhance

threat

detection

and

incident

response,

we

will

leverage
Security Operations

Center (SOC)

services through

a trusted

external provider. This

partnership will

enable
proactive

security

monitoring,

threat

intelligence,

and

rapid

incident

response,

further

reinforcing

our
cybersecurity resilience across both shore-based operations.
Additionally,

we

will

implement

a

disaster

recovery

site

to

the

cloud

for

critical

applications,

ensuring
business continuity and operational resilience in the event of disruptions.

In parallel

to these security

measures, our Company

has established a

Data Management Platform

over
Microsoft

Azure

Technologies,

to

act

as

a

centralized

and

secure

source

of

truth

for

our

operations,
strengthening the quality and integrity

of company’s informational assets. The

Data Management Platform
was

integrated

with

our

core

systems

and

implementation

of

key

reports

was

initiated

within

2024,
delivering several

new Financial

Reports that

will enable

better,

faster and

more accurate

monitoring of
Company activities

and improve decision

making and

productivity.

This transition is

further strengthened
with the digital upskilling of relevant personnel, enabling the proper and secure use of information assets.
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

of cybersecurity and

other technology risks

to the Cyber

Security Officer, who has
11 years of specialized information security experience.

This

experience

includes

serving

as

Cyber

Security

Officer

at

Diana

Shipping

Services,

Information
Security

Officer

at

Viva

Wallet,

Senior

IT

Auditor

at

First

Data

Corporation

focusing

on

EMEA

region
security

audits,

and

IT

Auditor/Security

Consultant

at

Deloitte's

Enterprise

Risk

Services.

The

Cyber
Security

Officer

holds

CISA

and

CDPSE

certifications

from

ISACA,

completed

Information

Security
Management

Systems

(ISMS)

Auditor/Lead

Auditor

Training

in

accordance

with

ISO

27001:2013,

and
possesses an MSc in Digital Systems Security from the University of Piraeus.
The Cyber

Security Officer

is
responsible

for assessing,

managing and

mitigating cybersecurity

threats and
for

reporting

cybersecurity

updates,

including

updates

on

monitoring

strategies

and

efforts

to

prevent
cybersecurity threats, to the board of directors on a quarterly basis or more often as needed.

Our management

team plays

a vital

role in

assessing and

managing the

Company's material

risks from
cybersecurity threats. The Cyber Security Officer leads our cybersecurity program, reporting to the Digital
Transformation

Officer,

who

in

turn

reports

to

the

Chief

Executive

Officer

on

matters

of

strategic
importance.

Additionally,

the

Cyber

Security

Officer

holds

biweekly

meetings

with

the

CEO

to

discuss
emerging threats, ongoing security initiatives, and strategic cybersecurity priorities.
The

Cyber

Security Officer

reports to

the

management team

on

a

semi-annual

basis,

presenting major
cybersecurity incidents

and key

performance indicators

related to

the

company's cybersecurity

posture.
Additionally,

the Cyber

Security Officer

reports to

the audit

committee on

a semi-annual

basis regarding
progress

on

critical

cybersecurity

initiatives,

results

of

the

company's

cybersecurity

maturity

level
assessments, and updates on the implementation of our cybersecurity strategy.
The
audit committee

receives regular

reports from

management

on

our cybersecurity

risks
.

In

addition,
management updates the audit committee, as

necessary, regarding

any material cybersecurity incidents,
as

well

as

any

incidents

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
As of

the date

of this

annual report,

we have

not identifed

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

1.5
Amendment No.2 to Equity Distribution Agreement between Diana Shipping Inc. and Maxim Group
LLC. Dated September 9, 2024 (10)
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

4.6

Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16,
2015 (13)
4.7:
Right of First Refusal Agreement with OceanPal Inc.
(26)
4.8:
Amended and Restated Contribution and Conveyance Agreement with OceanPal Inc.
(26)
4.9:

Brokerage Services Agreement, dated February 25, 2025
**
4.10:

Loan Agreement dated June 26, 2023 with DNB Bank ASA
(26)
4. 11 :
Amended and Restatement Deed re Secured Loan Agreement, dated July 19, 2023

(26)
4.12:
Loan Agreement dated October 18, 2024 with Danish Ship Finance A/S
**
4.13:
Loan Agreement dated July 25, 2025 with Nordea Bank ABP
**
8.1
Subsidiaries of the Company**
11.1
Amended Code of Ethics
**
11.2
Insider Trading Policy
**
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
**
15.1
Consent of Independent Registered Public Accounting Firm
**
15.2
Consent of Independent Registered Public Accounting Firm
**
16.1
Letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A.
**
97.1
Policy Regarding the Recovery of Erroneously Awarded Compensation (25)
.
101

The following materials

from the Company's

Annual Report on

Form 20-F for

the fiscal year

ended
December 31, 2024,

formatted in eXtensible

Business Reporting Language

(XBRL): (i) Consolidated
Balance Sheets as of December 31, 2024 and 2023; (ii) Consolidated Statements of Income for the
years ended December 31,

2024, 2023 and

2022; (iii) Consolidated

Statements of Comprehensive
Income for

the years

ended December

31, 2024,

2023 and

2022; (iv)

Consolidated Statements

of
Stockholders'

Equity

for

the

years

ended

December

31,

2024,

2023

and

2022;

(v)

Consolidated
Statements

of

Cash

Flows

for

the

years

ended

December

31,

2024,

2023

and

2022;

and

(v)

the
Notes to Consolidated Financial Statements
104

Cover Page Interactive Data File (formatted as Inline XBRL

and contained in Exhibit 101)

**

Filed herewith.
(1)

Filed as

Exhibit 99.2

to the

Company's Form

6-K filed

on November

15, 2023,

and incorporated

by
reference herein.
(2)

Filed as

Exhibit 99.3

to the

Company's Form

6-K filed

on November

15, 2023,

and incorporated

by
reference herein.
(3)

Filed

as

Exhibit

3.3

to

the

Company's

Form

8-A

filed

on

February

13,

2014,

and

incorporated

by
reference herein.
(4)

Filed as Exhibit 3.1 to the Company's Form 8-A12B/A filed on January 15, 2016, and incorporated by reference herein.
(5)

Filed as Exhibit 4.1 to the Company's Form 6-K filed on May 28, 2015, and incorporated by reference
herein.
(6)

Filed as Exhibit 4.2 to the Company's Form 6-K filed on May 28, 2015, and incorporated by reference
herein.
(7)

Filed as Exhibit 4.1 to the Company's Form 8-A12B/A filed on February 2, 2024,

and incorporated by
reference herein.
(8)

Filed as an Exhibit to

the Company's Registration

Statement (File No. 123052)

on March 1, 2005, and
incorporated by reference herein.
(9)

Filed as

an Exhibit

to the

Company's Amended

Registration Statement

(File No.

123052) on

March
15, 2005, and incorporated by reference herein.

(10)

Filed as

Exhibit 1.1

to the

Company's Form

6-K filed

on September

9, 2024,

and incorporated

by
reference herein.
(11)

Filed

as

an

Exhibit

to

the

Company's

Annual

Report filed

on

Form

20-F

on

March

27,

2014,

and
incorporated by reference herein.

(12)

Reserved.

(13)

Filed

as

an

Exhibit

to

the

Company's

Annual

Report filed

on

Form

20-F

on

March

28,

2016,

and
incorporated by reference herein.

(14)

Reserved.

(15)

Reserved.
(16)

Filed as Exhibit 4.1 to the Company's Form 8-A12B filed on

February 13, 2014, and incorporated by
reference herein.
(17)

Reserved.
(18)

Filed

as

an

Exhibit

to

the

Company’s

Form

6-K

filed

on

February

6,

2019,

and

incorporated

by
reference herein.
(19)

Reserved.
(20)

Reserved.
(21)

Filed as an

Exhibit to the

Company’s Form 6-K

filed on April

23, 2021, and

incorporated by reference
herein.
(22)

Filed

as

an

Exhibit to

the

Company’s

Form

6-K filed

on

September

8,

2023,

and

incorporated by
reference herein.
(23)

Filed as an Exhibit to

the Company’s Form 6-K filed

on July 31, 2021, and

incorporated by reference
herein.
(24)

Filed

as

an

Exhibit to

the

Company’s

Annual

Report filed

on

Form

20-F

on

March

12,

2021,

and
incorporated by reference herein.
(25)

Filed

as

an

Exhibit

to

the

Company’s

Annual

Report

filed

on

Form

20-F

on

April

5,

2024,

and
incorporated by reference herein.

(26)

Filed as

an Exhibit

to the

Company’s Annual

Report filed

on Form

20-F

on March

27, 2023,

and
incorporated by reference herein.
(27)

Filed as

an Exhibit

to the

Company’s

Form 6-K

filed

on December

14, 2023,

and incorporated

by
reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly
caused and authorized the undersigned to sign this annual report on its behalf.
DIANA SHIPPING INC.
/s/ Maria Dede

Maria Dede
Co-Chief Financial Officer

Dated: March 21, 2025

DIANA SHIPPING INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Report of Independent Registered Public Accounting Firm: Deloitte

Certified Public
Accountants S.A. (PCAOB ID No.
1163
)

............................................................................

F-2
Report of Independent Registered Public Accounting Firm on

Internal Controls Over
Financial Reporting: Deloitte Certified Public Accountants S.A.

(PCAOB ID No.1163)

.......

F-4
Report of Independent Registered Public Accounting Firm: Ernst

& Young (Hellas)
Certified Auditors Accountants S.A. (PCAOB ID No.
1457
)

...................................................

F-6
Consolidated Balance Sheets as of December 31, 2024 and 2023

................................

...

F-7
Consolidated Statements of Income for the years ended December

31, 2024, 2023 and
2022 ................................................................

................................

................................

..

F-8
Consolidated Statements of Comprehensive Income for the years ended December 31,
2024, 2023 and 2022

................................

................................

................................

.........

F-8
Consolidated Statements of Stockholders' Equity for the years ended December 31,
2024, 2023 and 2022

................................

................................

................................

.........

F-9
Consolidated Statements of Cash Flows for the years ended December

31, 2024, 2023
and 2022 ................................

................................

................................

...........................

F- 11
Notes to Consolidated Financial Statements................................

................................

......

F-13

Report of Independent Registered

Public Accounting Firm
To the Shareholders

and the Board of Directors of

Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying

consolidated balance sheet of Diana Shipping Inc.

and subsidiaries (the “Company”)
as of December 31, 2024, the related consolidated

statement of income,

comprehensive income, stockholders’

equity,
and cash flows, for the year ended December

31, 2024, and the related notes (collectively

referred to as the “financial
statements”).

In our opinion, the financial statements

present fairly,

in all material respects, the financial position of the
Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended

December 31,
2024, in conformity with accounting principles

generally accepted in the United States

of America.
We have also audited,

in accordance with the standards

of the Public Company Accounting

Oversight Board (United
States) (PCAOB), the Company’s

internal control over

financial reporting as of December 31, 2024, based on criteria established in Internal Control

— Integrated Framework

(2013) issued by the Committee of Sponsoring

Organizations of
the Treadway

Commission and our report dated March

21, 2025, expressed an unqualified opinion on the Company’s
internal control over financial

reporting.
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
misstatement, whether due to

error or fraud. Our audit included performing

procedures to assess the risks of material
misstatement of the financial statements,

whether due to error or fraud, and performing

procedures that respond to
those risks. Such procedures included examining,

on a test basis, evidence regarding

the amounts and disclosures in the
financial statements. Our audit also

included evaluating the accounting principles

used and significant estimates made by
management, as well as evaluating the overall

presentation of the financial

statements. We

believe that our audit
provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated

below is a matter arising from the current

-period audit of the financial
statements that was communicated

or required to be communicated

to the audit committee and that (1) relates

to
accounts or disclosures that are material

to the financial statements and (2) involved

our especially challenging,
subjective, or complex judgments. The communication

of critical audit matters does not alter

in any way our opinion on
the financial statements, taken

as a whole, and we are not, by communicating

the critical audit matter below,

providing a
separate opinion on the critical audit matter

or on the accounts or disclosures to which it relates.

Impairment of long-lived assets–

Future Charter Rates for vessels with impairment indicators

– Refer to Note 2 of the
consolidated financial statements.
Critical Audit Matter Description
The Company’s evaluation

of vessels held for use by the Company

for impairment involves

an initial assessment of each
vessel to determine whether events or

changes in circumstances indicate

that the carrying amount of the vessel may

not
be recoverable. As at December

31, 2024, 12 out of 38 vessels held for use had impairment

indicators.
If impairment indicators exist,

the Company compares undiscounted

projected net operating cash

flows to the carrying
value of the respective vessel with impairment

indicators to determine

if the vessel is required to be impaired.

When the
Company’s estimate

of undiscounted projected net

operating cash flows, excluding

interest charges, expected

to be
generated by the use and eventual

disposition of the vessel is less than its carrying amount,

the Company records an
impairment loss equal to the difference

between the vessel’s

carrying value and fair market

value.
The Company makes various assumptions

and judgments to determine the undiscounted

projected net operating

cash
flows expected to be generated

over the remaining useful life

of the vessel, including estimates and assumptions related
to the future charter rates. Future

charter rates are the most

significant and subjective assumption that the

Company
uses for its impairment analysis. For periods

of time where the vessels are not fixed

under time charter contracts, the
Company estimates the future

daily time charter equivalent rate

(the “future charter rate”)

for the vessels’ unfixed days
based on the most recent 10-year

average of historical 1 year

time charter rates available

for each type of vessel, as such
averages take

into account the volatility and cyclicalit

y

of the market.

We identified future charter

rates on vessels with impairment

indicators used in the undiscounted

projected net
operating cash flows as a critical audit matter

because of the complex judgements made

by management to estimate
them and the significant impact they have

on the undiscounted projected net

cash flows expected to be generated

over
the remaining useful life of the vessel.

This required a high degree of auditor judgment

and an increased extent of effort

when performing audit procedures

to
evaluate the reasonableness of

management’s future charter

rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future charter rates on vessels with impairment indicators utilized in the
undiscounted projected net operating cash flows included the following,

among others:

•

We tested the effectiveness of controls over management’s review of the impairment analysis, including the
future charter rates used within the undiscounted projected net operating cash flows.
•

We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of
the following procedures:
1.

Evaluating the Company’s methodology for estimating the future charter rates utilized in the
undiscounted projected net operating cash flows by comparing them to 1) the Company’s historical rates,
2) historical rate information of similar size vessels published by a third-party broker and

3) other external
market sources, including reports on prospective market outlook.
2.

Evaluating management’s ability to accurately forecast future charter rates by comparing actual results to
management’s historical forecasts.

/s/
Deloitte Certified Public Accountants S.A.
Athens, Greece

March 21, 2025
We have served as the Company’s

auditor since 2024.

Report of Independent Registered

Public Accounting Firm
To the Shareholders

and the Board of Directors of

Diana Shipping Inc.
Opinion on Internal Control

over Financial Reporting
We have audited the internal

control over financial reporting

of Diana Shipping Inc. and subsidiaries (the “Company”) as
of December 31, 2024, based on criteria established

in Internal Control - Integrated

Framework (2013) issued by the
Committee of Sponsoring Organizations

of the Treadway

Commission (COSO).

In our opinion, the Company maintained,
in all material respects, effective

internal control over financial reporting

as of December 31, 2024, based on criteria
established in Internal Control

- Integrated Framework

(2013) issued by COSO.
We have also audited,

in accordance with the standards

of the Public Company Accounting

Oversight Board (United
States) (PCAOB), the consolidated

financial statements as of and for

the year ended December 31, 2024, of the Company
and our report dated March 21, 2025, expressed

an unqualified opinion on those financial statements.
Basis for Opinion

The Company’s management

is responsible for maintaining

effective internal control

over financial reporting and for

its
assessment of the effectiveness

of internal control over

financial reporting, included in the accompanying
“Management’s Annual Report

on Internal Control over Financial

Reporting”. Our responsibility

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

may
deteriorate.
/s/ Deloitte Certified Public Accountants

S.A.
Athens, Greece
March 21, 2025

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Diana Shipping Inc.
Opinion on the Financial Statements
We have

audited the accompanying

consolidated balance

sheet of Diana

Shipping Inc. (the

Company) as

of
December 31,

2023, the

related

consolidated statements

of income,

comprehensive income, stockholders'
equity and

cash

flows

for

each of

the two

years

in the

period ended

December 31,

2023,

and the

related
notes (collectively referred

to as

the “consolidated

financial statements”).

In our

opinion, the

consolidated
financial statements present

fairly, in all material respects,

the financial

position of

the Company at

December
31, 2023,

and the

results of

its operations

and its

cash flows

for each

of the

two years

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
We have served as the Company’s auditor from 2004 to 2023.
Athens, Greece

April 4, 2024

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
2024 2023
ASSETS
Current Assets
Cash and cash equivalents (Note 2 (e)) $
124,666
$
101,592
Time deposits (Note 2 (e))
63,500
40,000
Accounts receivable, trade (Note 2 (f))
6,565
5,870
Due from related parties (Note 4)
194
149
Inventories (Note 2 (g))
4,193
5,056
Prepaid expenses and other assets
7,490
8,696
Investments in equity securities (Note 5(b))
-
20,729
Fair value of derivatives
-
129
Total Current Assets
206,608
182,221
Fixed Assets:
Advances for vessels under construction (Note 6)
19,558
-
Vessels, net (Note 6)
833,412
900,192
Property and equipment, net (Note 7)
27,175
24,282
Total fixed assets
880,145
924,474
Other Noncurrent Assets
Restricted cash, non-current (Notes 2(e) and 8)
19,000
20,000
Due from related parties, non-current (Note 4)
155
319
Equity method investments (Note 4)
42,826
15,769
Investments in a related party (Notes 2(aa) and

5(a))
4,415
8,318
Other non-current assets
31
31
Deferred costs
17,838
15,278
Total Non-current Assets
964,410
984,189
Total Assets $
1,171,018
$
1,166,410
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Long-term debt, current, net of deferred financing

costs (Note 8)
$
45,230
$
49,512
Finance liabilities, current (Note 9)
9,608
9,221
Accounts payable
8,990
9,663
Due to related parties (Note 3)
190
759
Accrued liabilities
11,896
12,416
Deferred revenue
4,235
3,563
Fair value of derivatives
31
-
Total Current Liabilities
80,180
85,134
Non-current Liabilities
Long-term debt, net of current portion and deferred

financing costs (Note 8)
469,387
461,131
Finance liabilities, net of current portion (Note 9)
113,300
122,908
Fair value of derivatives (Note 2 (dd))
134
568
Warrant liability (Note 11(e))
1,802
6,332
Other non-current liabilities
1,158
1,316
Total Noncurrent Liabilities
585,781
592,255
Commitments and contingencies (Note 10)
- -
Stockholders' Equity
Preferred stock (Note 11)
26
26
Common stock, $
0.01

par value;
1,000,000,000

shares authorized and
125,203,405

and
113,065,725

issued and outstanding on December 31, 2024

and 2023, respectively (Note
11)
1,252
1,131
Additional paid-in capital
1,139,363
1,101,425
Accumulated other comprehensive income
312
308
Accumulated deficit
(635,896)
(613,869)
Total Stockholders' Equity
505,057
489,021

Total Liabilities and Stockholders' Equity
$
1,171,018
$
1,166,410
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF INCOME
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2024 2023 2022
REVENUES:
Time charter revenues $
228,209
$
262,098
$
289,972
OPERATING EXPENSES
Voyage expenses
13,607
13,621
6,942
Vessel operating expenses
82,587
85,486
72,033
Depreciation and amortization of deferred charges

44,691
49,785
43,326
General and administrative expenses
33,435
32,968
29,367
Management fees to a related party (Note 4(a))
1,332
1,313
511
Gain on sale of vessels (Note 6)
(5,799)
(5,323)
(2,850)
Insurance recoveries
-
-
(1,789)
Other operating income
(422)
(1,464)
(265)
Operating income, total $
58,778
$
85,712
$
142,697
OTHER INCOME/(EXPENSE)
Interest expense and finance costs (Note 13)
(47,468)
(49,331)
(27,419)
Interest and other income
8,369
8,170
2,737
Gain/(loss) on derivative instruments (Note 8)
274
(439)
-
Loss on extinguishment of debt (Note 8)
(3,475)
(748)
(435)
Gain on deconsolidation of subsidiary
-
844
-
Gain/(loss) on related party investments (Note 5(a))
(3,905)
1,502
589
Gain/(loss) on equity securities (Note 5(b))
(400)
2,813
-
Gain on warrants (Note 11(e))
719
1,583
-
Gain/(loss) from equity method investments (Note 4)
(146)
(262)
894
Total other expenses, net $
(46,032)
$
(35,868)
$
(23,634)
Net income $
12,746
$
49,844
$
119,063
Dividends on series B preferred shares (Notes 11(b) and 14)
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
6,977
$
44,075
$
113,294
Earnings per common share, basic

(Note 14)
$
0.06
$
0.44
$
1.42
Earnings per common share, diluted

(Note 14)
$
0.05
$
0.42
$
1.36
Weighted average number of common shares outstanding,
basic

(Note 14)
115,956,249
100,166,629
80,061,040
Weighted average number of common shares outstanding,
diluted

(Note 14)
118,655,243
101,877,142
83,318,901
The accompanying notes are an integral part of these consolidated financial statements.
DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME
For the years ended December 31, 2024 and 2023 and 2022
(Expressed in thousands of U.S. Dollars)
2024 2023 2022
Net income $
12,746
$
49,844
$
119,063
Other comprehensive income - Defined benefit plan
4
55
182
Comprehensive income $
12,750
$
49,899
$
119,245
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2024, 2023

and 2022
(Expressed in thousands of U.S. Dollars – except

for share data)
Preferred Stock
Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
Additional
Paid-in
Capital
Other
Comprehe
nsive
Income
Accumulated
Deficit
Total

Equity # of Shares
Par
Value
# of
Shares
Par
Value
# of
Shares
Par
Value # of Shares
Par
Value
BALANCE,

December
31, 2021
2,600,000
$
26
10,675
$ -
400
$ -
84,672,258
$
847
$
982,537
$
71
$
(590,286)
$
393,195
Net income - - - - - - - - - -
119,063
119,063
Issuance of restricted
stock and
compensation cost

(Note 11(i)) - - - - - -
1,470,000
15
9,267
- -
9,282
Stock repurchased and
retired

(Note 11(e))
- - - - - -
(820,000)
(8)
(3,791)
- -
(3,799)
Issuance of common
stock

(Note 11(e))
- - - - - -
877,581
9
5,313
- -
5,322
Issuance of common
stock for vessel
acquisitions

(Note
11(e))
- - - - - -
16,453,780
164
67,689
- -
67,853
Dividends on series B
preferred stock
($
2.21875

per share)
(Note 11(d)) - - - - - - - - - -
(5,769)
(5,769)
Dividends on common
stock ($
0.90

per share)
(Note 11(f))
- - - - - - - - - -
(79,812)
(79,812)
Dividends in kind

(Note 11(g))
- - - - - - - - - -
(18,189)
(18,189)
Other comprehensive
income
- - - - - - - - -
182
-
182
BALANCE,

December
31, 2022
2,600,000
$
26
10,675
$ -
400
$ -
102,653,619
$
1,027
$
1,061,015
$
253
$
(574,993)
$
487,328
Net income - - - - - - - - - -
49,844
49,844
Issuance of restricted
stock and
compensation cost

(Note 11(i)) - - - - - -
1,750,000
18
9,920
- -
9,938
Issuance of common
stock

(Note 11(f))
- - - - - -
6,628,493
66
22,780
- -
22,846
Issuance of common
stock for vessel
acquisitions

(Note 6,
11(e))
- - - - - -
2,033,613
20
7,710
- -
7,730

Dividends on series B
preferred stock
($
2.21875

per share)
(Note 11(b))
- - - - - - - - - -
(5,769)
(5,769)
Dividends on common
stock ($
0.60

per share)
(Note 11(f))
- - - - - - - - - -
(64,276)
(64,276)
Dividends in kind

(Note 11(g))
- - - - - - - - - -
(10,761)
(10,761)
Warrants

(Note 11(h))
- - - - - - - - - -
(7,914)
(7,914)
Other comprehensive
income - - - - - - - - -
55
-
55
BALANCE,

December
31, 2023
2,600,000
$
26
10,675
$ -
400
$ -
113,065,725
$
1,131
$
1,101,425
$
308
$
(613,869)
$
489,021
Net income - - - - - - - - - -
12,746
12,746
Issuance of Restricted
Stock and
Compensation Cost
(Note 11(i)) - - - - - -
2,300,000
23
9,989
- -
10,012
Issuance of Common
Stock (Note 11(e)) - - - - - -
9,837,680
98
27,949
- -
28,047
Dividends on series B
preferred stock
($
2.21875

per share)
(Note 11(b))
- - - - - - - - - -
(5,769)
(5,769)
Dividends on common
stock ($
0.235

per
share) (Notes 11(f))
- - - - - - - - - -
(29,004)
(29,004)
Other Comprehensive
Income - - - - - - - - -
4
-
4
BALANCE,

December
31, 2024
2,600,000
$
26
10,675
$ -
400
$ -
125,203,405
$
1,252
$
1,139,363
$
312
$
(635,896)
$
505,057
The accompanying notes are an integral part of

these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
2024 2023 2022

Cash Flows from Operating Activities:

Net income $
12,746
$
49,844
$
119,063
Adjustments to reconcile net

income to cash provided

by operating
activities
Depreciation and amortization of deferred charges
44,691
49,785
43,326
Amortization of debt issuance costs (Note 13)
2,372
2,620
2,286
Compensation cost on restricted stock (Note 11(g))
10,012
9,938
9,282
Provision for credit loss
-
-
133
Dividend income (Note 5(a))
-
(3)
(100)
Pension and other postretirement benefits
4
55
182
(Gain)/loss on derivative instruments (Note 8)
(274)
439
-
Gain on sale of vessels (Notes 6)
(5,799)
(5,323)
(2,850)
(Gain)/loss on related party investments (Note 5)
3,905
(1,502)
(589)
Loss on extinguishment of debt
3,475
748
435
Gain on deconsolidation of subsidiary
-
(844)
-
(Gain)/loss from equity method investments (Note 4)
146
262
(894)
(Gain)/loss on equity securities (Note 5(b))
400
(2,813)
-
Gain on warrants (Note 11(e))
(719)
(1,583)
-
(Increase) / Decrease
Accounts receivable, trade
(695)
256
(3,427)
Due from related parties
119
(252)
736
Inventories
863
(511)
1,768
Prepaid expenses and other assets
1,247
(1,950)
(1,265)
Other non-current assets
-
70
(16)
Investments in equity securities
20,329
(17,916)
-
Increase / (Decrease)

Accounts payable, trade and other
(673)
(1,761)
1,465
Due to related parties
(569)
(57)
(72)
Accrued liabilities
(520)
282
3,956
Deferred revenue

672
(4,195)
2,026
Other non-current liabilities
(158)
437
(218)
Drydock cost
(8,044)
(5,646)
(16,368)
Net Cash Provided by Operating Activities $
83,530
$
70,380
$
158,859

Cash Flows from Investing Activities:

Payments for vessels under construction and

vessel improvements
(Note 6)
(20,516)
(29,732)
(230,302)
Proceeds from sale of vessels, net of expenses (Note 6)
35,154
36,560
4,372
Payments to acquire investments (Note 4)
(27,203)
(10,595)
-
Time deposits (Note 2 (e))

(23,500)
6,500
(46,500)
Payments to acquire other assets
-
(216)
-
Cash divested from deconsolidation
-
(771)
-
Proceeds from convertible loan with limited partnership
-
25,189
-
Payments to acquire property, furniture and fixtures (Note 7)
(3,718)
(2,006)
(667)
Net Cash Provided by/(Used) in Investing Activities $
(39,783)
$
24,929
$
(273,097)

Cash Flows from Financing Activities:

Proceeds

from

issuance

of

long-term

debt

and

finance

liabilities
(Note 8)
117,150
57,696
275,133
Proceeds from

issuance of

common stock,

net of

expenses (Note
11(e))
24,195
-
5,266
Payments for issuance of common stock (Note 11(e))
-
(79)
-
Payments of dividends, preferred stock (Note 11(b))
(5,769)
(5,769)
(5,769)
Payments of dividends, common stock (Note 11(f))
(29,004)
(41,427)
(79,812)
Payments for repurchase of common stock - -
(3,799)
Payments of financing costs (Notes 8 and 9)
(5,238)
(1,724)
(3,302)
Repayments of long-term debt

and finance liabilities (Notes

8 and 9)
(123,007)
(79,842)
(102,839)
Net Cash Provided by/(Used) in Financing Activities $
(21,673)
$
(71,145)
$
84,878
Cash,

Cash

Equivalents

and

Restricted

Cash,

Year
Increase/(Decrease)
22,074
24,164
(29,360)

Cash, Cash Equivalents and Restricted Cash, Beginning
Balance
121,592
97,428
126,788
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
143,666
$
121,592
$
97,428
RECONCILIATION OF CASH, CASH EQUIVALENTS

AND RESTRICTED CASH
Cash and cash equivalents $
124,666
$
101,592
76,428
Restricted cash, non-current
19,000
20,000
21,000
Cash, Cash Equivalents and Restricted Cash, Total $
143,666
$
121,592
$
97,428
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets $
-
$
7,809
136,038
Non-cash debt assumed
-
-
20,571
Non-cash finance liability
-
-
47,782
Stock issued in noncash financing activities
3,852
7,809
67,909
Non-cash investments acquired
-
10,000
-
Noncash dividend
-
41,521
-
Transfer to Investments
-
-
1,370
Interest paid, net of amounts capitalized $
46,257
$
46,473
21,306
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.

Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI,
and

its

wholly owned

subsidiaries (collectively,

the

“Company”). DSI

was formed

on
March 8, 1999
,

as
Diana

Shipping

Investment

Corp.,

under

the

laws

of

the

Republic

of

Liberia.

In

February

2005,

the
Company’s

articles

of

incorporation

were

amended.

Under

the

amended

articles

of

incorporation,

the
Company

was

renamed

Diana

Shipping

Inc.

and

was

re-domiciled

from

the

Republic

of

Liberia

to

the
Republic of the Marshall Islands.
The Company

is engaged

in the ocean

transportation of

dry bulk

cargoes worldwide

through the ownership
and

bareboat charter

in of

dry bulk

carrier vessels.

The Company

operates its

own fleet

through Diana
Shipping Services

S.A. (or

“DSS”), a

wholly owned

subsidiary and

through Diana

Wilhelmsen Management
Limited,

or

DWM,

a
50
%

owned

joint

venture

(Note

4(a)).

The

fees

paid

to

DSS

are

eliminated

upon
consolidation.

2.

Significant Accounting Policies and Recent Accounting Pronouncements
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

performing analysis

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

Income/
(Loss) is presented in a separate statement.
d)

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the

Company’s

vessels operate

in

international shipping

markets,

and therefore

primarily transact
business

in

U.S.

dollars.

The

Company’s

accounting

records

are

maintained

in

U.S.

dollars.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Transactions

involving

other

currencies

during

the

year

are

converted

into

U.S.

dollars

using

the
exchange rates in effect at

the time of the

transactions. At the balance

sheet dates, monetary assets
and liabilities which are denominated in other currencies

are translated into U.S. dollars at the year-
end exchange rates.

Resulting gains or losses

are included in other

operating income/ (loss) in

the
accompanying consolidated statements of income/(loss).

e)
Cash,

Cash Equivalents,

Time

Deposits and

Restricted Cash:
The Company

considers highly
liquid investments such as

time deposits, certificates of

deposit and their equivalents

with an original
maturity

of

up

to

three

months

to

be

cash

equivalents.

Time

deposits

with

maturity

above

three
months are

separately presented

as time

deposits. As

of December

31, 2024

and 2023,

time deposits
(with

maturity above

three

months)

amounted to

$
63,500

and

$
40,000
,

respectively.

During

2024
and 2023, the Company

placed new time deposits

exceeding three months of

$
63,500

and $
50,000
,
respectively,

and

during

the

same

periods,

deposits

of

$
40,000

and

$
56,500

matured.

Restricted
cash consists

mainly of

cash deposits

required to

be maintained

at all

times under

the Company’s
loan facilities

(Note

8) as

compensating cash

balances and

are not

pledged. As

of December

31,
2024 and 2023, accrued

interest income amounted to

$
605

and $
1,206
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

2024 and 2023 there

was
no

provision for doubtful accounts.

The Company does
not recognize interest income on trade receivables as all balances are settled within a year.
g)
Inventories:
Inventories consist of lubricants and victualing which are stated, on a consistent basis,
at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary

course

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

h)
Vessel

Cost
: Vessels

are stated

at cost

which consists

of the

contract price

and any

capitalizable
expenditures

incurred

upon

acquisition

or

during

construction.

Expenditures

for

conversions

and
major improvements are

also capitalized when they

appreciably extend the

life, increase the earning
capacity or improve the efficiency or safety of the vessels; otherwise,

these amounts are charged to
expense as incurred. Interest incurred during

the assets' construction period,

that theoretically could
have

been

avoided

if

expenditure

for

the

assets

had

not

been

made,

is

also

capitalized.

The
capitalization rate,

applied on

accumulated expenditures

for the

vessel, is

based on

interest rates
applicable to outstanding borrowings of the period.
i)

Vessels held

for sale:

A long-lived asset classified

as held for

sale is measured at

the lower of its
carrying amount or fair value less cost to sell when the respective held for sale criteria are met. The asset is

not depreciated

while it

is classified

as held

for sale.

The fair

value less

cost to

sell of

an
asset held for

sale is assessed

at each reporting period

it remains classified as

held for sale.

If the
plan to sell the

asset changes, the asset is

reclassified as held and used,

measured at the lower of
its carrying amount

before it was

classified as held

for sale,

adjusted for any

depreciation expense

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

that would have been

recognized had the asset

been continuously classified as

held and used

and
its fair value at the date of the subsequent decision not to sell.

j)
Sale

and

leaseback:

In

accordance

with

ASC

842-40,

in

a

sale

and

leaseback

transaction

the
Company,

as seller-lessee, determines

whether the transfer

of the

asset is

a sale

under ASC 606.
For a sale

to have occurred, the

control of the asset

would need to be

transferred to the buyer

and
the

buyer

would

need

to

obtain

substantially

all

the

benefits

from

the

use

of

the

asset.

Sale

and
leaseback transactions,

which include

an obligation for

the Company, as seller-lessee,

to repurchase
the

asset,

or

other

situations

where

the

leaseback

would

be

classified

as

a

finance

lease,

are
determined to

be failed

sales under

ASC 842-40.

In these

cases, the

Company does

not derecognize
the asset from its balance sheet and accounts for any amounts received as financial liability.
k)
Property and equipment:

The Company owns the

land and building where

its offices are

located.
The Company also owns other plots

acquired for office use (Note 7). Land is stated at cost, and it is not

subject to

depreciation. The

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

obsolescence

or

damage

to

the

asset,
potential sales and

other business plans)

indicate that the

carrying amount of

an asset may

not be
recoverable. When impairment

indicators are identified and

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

of vessel, the Company uses

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

net book value
plus

unamortized

deferred

costs.

The

difference

between

the

carrying

amount

of

the

vessel

plus
unamortized

deferred

costs

and

their

fair

value

is

recognized

in

the

Company's

accounts

as
impairment loss.
The Company’s impairment

assessment did not

result in the

recognition of impairment

on any vessel
and therefore
no

impairment loss was identified or recorded in 2024, 2023 and 2022.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

For

the

building,

the

Company

determines

undiscounted

projected

net

operating

cash

flows

by
considering the

estimated monthly rent

the Company would

have to

pay in order

to lease

a similar
building for a period equal to its remaining useful life.
No

impairment loss was identified or recorded
for 2024, 2023 and

2022 and the Company has

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

a worldwide basis,

its remaining useful

life is adjusted at

the date such regulations
are

adopted.
Effective July 1, 2023, the Company reassessed the estimated scrap rate used to calculate depreciation and, based on the average demolition prices in different markets during the last 15 years, adjusted upwards the estimated scrap rate of its vessels. This change in estimate resulted

in

increased

salvage

values,

decreased

depreciation

expense

and

increased

operating
income. Additionally, for

the period

from July

1, 2023

to December

31, 2023,

net income

and earnings
per share, basic and diluted, increased by $
3,773

and $
0.04
, respectively.
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
o)
Financing Costs
: Fees

paid for

obtaining finance liabilities,

fees paid

to lenders

for obtaining

new
loans,

new bonds, refinancing or amending existing loans,

are deferred and recorded as a contra to
debt. Other

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
risk

with

accounts

receivable

by

performing

ongoing

credit

evaluations

of

its

customers’

financial
condition and generally does

not require collateral for

its accounts receivable

and does not have

any
agreements to mitigate credit risk.
q)

Accounting for Revenues and Expenses:
Revenues are generated from time

charter agreements
which contain a lease

as they meet the

criteria of a lease

under ASC 842.

The time charter contracts
are considered

operating leases because

(i) the vessel

is an

identifiable asset (ii)

the owner

of the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

vessel does not have substantive substitution

rights and (iii) the charterer has

the right to control the
use of the

vessel during the term

of the contract and

derives the economic benefits

from such use.
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

t)

Segmental Reporting:
The Company reports financial

information and evaluates its

operations and
operating

results

by

revenue

and

operating

expenses.

As

a

result,

the

Company’s

management,
including its

Chief Executive

Officer,

who is

the chief

operating decision

maker,

reviews operating
results solely by revenue and operating

results of the fleet, and

thus, the Company has determined
that it operates

under one

reportable segment,

that of operating

dry bulk

vessels. The

chief operating

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

decision maker

(“CODM”) does

not use

discrete financial

information to

evaluate the

operating results
for

each

type

of

charter

or

vessel

but

is

instead

regularly

provided

with

only

the

consolidated
expenses

as

noted

on

the

face

of

the

consolidated

statements

of

income.

The

CODM

assesses
performance

for

the

vessel

operations

segment and

decides

how

to

allocate

resources

based

on
consolidated net

income. Additionally,

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
In

November

2023,

the

FASB

issued

ASU

2023-07,

which

requires

the

disclosure

of

significant
segment

expenses

that

are

part

of

an

entity’s

segment

measure

of

profit

or

loss

and

regularly
provided to

the chief

operating decision

maker.

In addition,

it adds

or makes

clarifications to

other
segment-related

disclosures,

such

as

clarifying

that

the

disclosure

requirements

in

ASC

280

are
required

for

entities

with

a

single

reportable

segment

and

that

an

entity

may

disclose

multiple
measures

of

segment

profit

and

loss.

ASU

2023-07

is

effective

for

fiscal

years

beginning

after
December 15, 2023 and

interim periods beginning

after December 15, 2024.

The Company adopted
ASU 2023-07 as of January 1, 2024 and its adoption has limited impact on the

Company’s financial
disclosures and there was no impact to financial position or results of operations.
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

of a

loss in

value might

include absence

of an

ability to

recover the

carrying
amount of the investment

or inability of

the investee to

sustain an earnings

capacity that would

justify
the carrying amount

of the investment.

For equity

method investments

that the Company

has elected

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
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
y)
Shares repurchased and retired:
The Company’s shares

repurchased are immediately cancelled
and the Company’s share capital

is accordingly reduced. Any excess of

the cost of the shares

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
as internal

information, past

events, current

conditions and

reasonable and

supportable forecasts.
No

credit losses were identified and recorded in 2024 and 2023.
aa)
Financial Instruments, Investments-Equity

Securities, Recognition and

Measurement
: Equity
investments

with

readily

determinable

fair

values

are

recognized

at

the

transaction

price

and
subsequently

measured

at

fair

value

through

net

income.

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

a similar investment of
the same

issuer,

it shall

measure equity

securities at

fair value

as of

the date

that the

observable
transaction occurred.

The Company

shall continue

to apply

this measurement

until the

investment
does

not qualify

to

be measured

in

accordance with

this paragraph.

At

each reporting

period,

the
Company reassesses

whether an

equity investment

without a

readily determinable

fair value

qualifies
to

be

measured

in

accordance

with

this

paragraph.

The

Company

may

subsequently

elect

to
measure equity

securities at

fair value

and the

election to measure

securities at

fair value

shall be
irrevocable. Any resulting

gains or

losses on the

securities for

which that election

is made shall

be
recorded in

earnings at

the time

of the

election. At

each reporting

period, the

Company also

evaluates
indicators such

as the

investee’s performance

and its

ability to

continue as

going concern

and market
conditions, to determine

whether an investment

is impaired

in which

case, the Company

will estimate
the fair value of the investment to determine the amount of impairment loss.
bb)

Contracts

in

entity’s

equity:
Under

ASC

815-40

contracts

that

require

settlement

in

shares

are
considered equity instruments, unless an event that is not in the entity’s control will require net cash settlement.

Additional

conditions

necessary

for

equity

classification

include

settlement

to

be
permitted in

unregistered shares,

the entity

to have

sufficient authorized

and unissued

shares, the
contract to contain an explicit share

limit, there should be no requirement

for net cash settlement in
the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC)
and there are no cash settled top-off or make-whole provisions. The Company,

when assessing the
accounting

of

warrants

and

pre-funded

warrants, takes

into

consideration

ASC

480

to

determine
whether the warrants

and pre-funded warrants should be

classified as permanent

equity instead of
temporary equity

or

liability.

The Company

further analyses

the key

features of

warrants and

pre-
funded warrants

and examines

whether these

fall under

the definition

of a

derivative according

to

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

ASC 815 applicable guidance or whether certain of these

features affect the classification. In cases
when derivative accounting is deemed inappropriate, no bifurcation of these features is performed.
cc)
Guarantees:
Guarantees

issued

by

the

Company,

excluding

those

that

guarantee

its

own
performance,

are

recognized

at

fair

value

at

the

time

the

guarantees

are

issued,

or

upon

the
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

guidance requiring the

fair value

recognition provision of

the liability,

financial statement
disclosures of such items are made.
dd)
Derivative instruments:

Derivative instruments

are recorded

in the

balance sheet

as either

an asset
or liability measured at its fair value

with changes in the instruments' fair value recognized as

either
a

component

in

other

comprehensive

income

if

specific

hedge

accounting

criteria

are

met

in
accordance

with

guidance

relating

to

“Derivatives

and

Hedging”

or

in

earnings

if

hedging

criteria
are not met.
New Accounting Pronouncements
In November

2024, the

FASB

issued

ASU 2024-03, “Income

Statement

-

Reporting

Comprehensive
Income

-

Expense

Disaggregation

Disclosures

(Subtopic 220-40):

Disaggregation

of

Income

Statement
Expenses”.

The

standard

is

intended

to

require

more

detailed

disclosure

about

specified

categories

of
expenses (including employee compensation, depreciation,

and amortization) included in certain expense
captions presented on

the face

of the

income statement. This

ASU is effective

for fiscal

years beginning
after December

15,

2026, and

for

interim

periods

within

fiscal

years

beginning

after December

15,
2027. Early

adoption

is

permitted.

The

amendments may be

applied

either

prospectively

to

financial
statements issued

for reporting

periods after

the effective

date of

this ASU

or retrospectively

to all

prior
periods presented

in the

financial statements.

The Company

is currently

assessing the

impact this

standard
will have on its consolidated financial statements.

3.

Transactions with related parties
a)

Altair Travel Agency S.A. (“Altair”):

The Company uses the

services of an affiliated

travel agent,
Altair, which is controlled by the Company’s CEO Mrs. Semiramis Paliou. Travel expenses for 2024, 2023
and

2022

amounted

to

$
2,569
,

$
2,525

and

$
2,644
,

respectively,

and

are

mainly

included

in

vessel
operating expenses and general and administrative expenses in the accompanying consolidated financial statements. As of

December 31, 2024

and 2023, an

amount of $
190

and $
62
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

For 2024, 2023
and 2022

brokerage fees

amounted to

$
4,093
, $
3,900

and $
3,309
, respectively, and

are included

in general
and

administrative expenses

in

the

accompanying consolidated

statements of

income.

For

2024, 2023,
and 2022,

commissions related to

Steamship amounted to

$
544
, $
906

and $
1,219
, respectively

and are
included in gain

on the sale

of vessels,

vessel cost and

equity method investments.

As of December

31,
2024 and 2023,

an amount of

$
0

and $
697
, respectively, was due to Steamship

included in “Due

to related
parties” in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

c)

Bond

issuance:

Officers

and

directors

of

the

Company

and/or

entities

affiliated

with

them
purchased an

aggregate of

$
47,300

principal amount

of the

$
150,000

senior unsecured

bond issued

on
July 2, 2024 (Note 8).

4.

Equity Method Investments
a)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI, and

Wilhelmsen Ship Management

Holding AS, an
unaffiliated third party,

each holding
50
% of DWM. As of December 31, 2024 and 2023, the investment in
DWM

amounted to

$
794

and

$
734

and

is

included

in

equity

method

investments

in

the

accompanying
consolidated balance sheets.

In 2024, 2023

and 2022, the

investment in DWM

resulted in a

gain of $
60
,
$
228

and $
894
, respectively, included in gain/(loss) from equity method investments in the accompanying consolidated statements of income.
DWM performs the

technical and commercial

management of
six

vessels of

the Company’s fleet

for a fixed
monthly fee separately presented as management fees to a

related party and a percentage of their gross
revenues included in voyage expenses. Management fees to

DWM in 2024, 2023 and 2022 amounted to
$
1,332
,

$
1,313

and

$
511
,

respectively.

Voyage

expenses

(commissions)

incurred

by

DWM

under

the
management agreements during 2024,

2023 and 2022, amounted

to $
368
, $
390

and $
162
, respectively.
As of December 31, 2024 and 2023, there was an amount of $
3

and $
25

due from DWM, included in due
from related parties in the accompanying consolidated balance sheets.

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

partnership interests;

(ii) an

amended limited

partnership agreement
under

which

the

Company

acts

as

the

General

Partner

of

the

partnership

through

its

wholly

owned
subsidiary Diana General

Partner Inc.; (iii)

an administrative service

agreement under which

DSS provides
administrative

services

to

Bergen;

(iv)

a

commission

agreement

under

which

the

Company

is

paid

a
commission

on

the

outstanding

balance

of

the

loan,

as

compensation

for

the

guarantee

it

provided

to
Nordea and (v)

a convertible loan with

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
power to

control the board

of directors. On

the same date,

Bergen was considered

an affiliate

entity and
not a controlled subsidiary of the Company. The Company accounted for the deconsolidation of Bergen in
accordance

with

ASC

610

and

the

retained

noncontrolling

interest

was

accounted

for

under

the

equity
method due to the Company’s significant influence over Bergen.
On

the

date

of

deconsolidation,

the

fair

value

of

the

Company’s

interest

amounted

to

$
4,519

and

was
calculated through

Level 2

inputs of

the fair

value hierarchy

in accordance

with ASC

610, by

taking into

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

consideration the

fair value

of the

distinct assets

and liabilities

of Bergen

on the

date of

the deconsolidation.
This resulted in a gain on

deconsolidation amounting to $
844
, separately presented in the accompanying
consolidated statement

of income,

being the

difference between

the fair

value of

the retained

noncontrolling
interest plus

the carrying

value of

the liabilities assumed

by Bergen

and the

carrying value

of the

assets
derecognized.
As

of

December

31,

2024

and

2023,

the

investment

in

Bergen

amounted

to

$
5,012

and

$
4,700
,
respectively,

and

is

included

in

equity

method

investments

in

the

accompanying

consolidated

balance
sheets. In 2024 and 2023, the investment in Bergen

resulted in a gain of $
312

and $
181
, respectively and
is included in gain/(loss) from equity

method investments in the accompanying

consolidated statements

of
income. Also, in 2024

and 2023, income from

management fees from Bergen amounted

to $
15

and $
10
,
respectively,

included

in

time

charter

revenues

and

income

from

the

commission

paid

on

the

loan
guarantee

amounted

to

$
40

and

$
28
,

included

in

interest

and

other

income

in

the

accompanying
consolidated statements

of income. As

of December 31,

2024 and 2023,

there was an

amount of $
246

and
$
443
, respectively, due from Bergen included in due from related parties, current and non-current.
c)

Windward Offshore

GmbH,

or Windward:

On November

7, 2023,

the Company

through its

wholly
owned subsidiary Diana

Energize Inc., or Diana

Energize, entered into a

joint venture agreement, with
two
unrelated companies

to form Windward

Offshore GmbH &

Co. KG or

Windward, based

in Germany, for the
purpose of

establishing and

operating an

offshore wind

vessel company

with the

aim of

becoming a

leading
provider

of

service

vessels

to

the

growing

offshore

wind

industry

and

acquire

certain

vessels.

Diana
Energize agreed

to contribute
25,000,000

Euro, being
45.45
% of

the limited

partnership’s capital

for the
construction of two CSOVs, and

in January 2024 agreed to

increase its contribution to
50,000,000

Euro or
45.87
% of the limited partnership’s capital pursuant to

a novated agreement in order for the

partnership to
place orders for two

additional CSOVs. As of

December 31, 2024 and 2023,

the investment in Windward
amounted to

$
36,631

and $
10,063
,

respectively,

consisting

of

advances to

fund

the

construction of

the
vessels and working capital. In 2024 and 2023,

the investment in Windward resulted in a

loss of $
518

and
$
671
,

respectively,

included

in

gain/(loss)

from

equity

method

investments

in

the

accompanying
consolidated statements of income.
d)

Diana Mariners

Inc., or

Diana Mariners:

On September

12, 2023,

the Company

through its

wholly
owned subsidiary Cebu Shipping

Company Inc., or Cebu, acquired
24
% of Cohen Global Maritime Inc., or
Cohen,

a

company

organized

in

the

Republic

of

the

Philippines

for

the

purpose

of

providing

manning
agency services.

In August 2024, Cohen was renamed Diana Mariners and will act as the manning agent of

the

Company’s

vessels.

As

of

December

31,

2024

and

2023,

the

Company’s

investment

in

Diana
Mariners amounted to

$
389

and $
272
, respectively and

there was an

amount of $
100

and $
0
, respectively,
due from Diana Mariners included

in due from related

parties. As of December 31,

2024, Diana Mariners
did not have any operations.

5.

Investments in a related party and other
a)

OceanPal Inc., or

OceanPal:

As of December

31, 2024 and

2023, the Company

was the holder
of
500,000

Series B Preferred Shares and
207

of Series C Convertible Preferred

Shares of OceanPal and
3,649,474

common shares,

being
49
%

of OceanPal’s

common

stock.

As

the

Company applied

the

fair
value option to

its investment in

the common shares

of OceanPal that

would otherwise be

accounted for
under the equity method of accounting,

it also applied fair value

to all of its financial

interests in OceanPal.
Series

B

preferred

shares

entitle

the

holder

to
2,000

votes

on

all

matters

submitted

to

vote

of

the
stockholders of the

Company,

provided however,

that the total

number of votes

shall not exceed
34
% of

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
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
gain/(loss)

on

related

party

investments,

separately

presented

in

the

accompanying

consolidated
statements

of

income.

Following

the

conversion,

the

Company

is

the

beneficial

owner

of
49
%

of

the
outstanding common

stock of

OceanPal and since

the shares are

listed at

NASDAQ, the Company

elected
to account for its common stock ownership in OceanPal at fair value.

As

of

December

31,

2024

and

2023,

the

Company’s

investment

in

the

common

stock

of

OceanPal
amounted to $
4,235

and $
8,138
, respectively,

being the fair value of OceanPal’s

common shares on that
date, determined through Level 1

inputs of the fair

value hierarchy.

In 2024 and 2023,

unrealized loss on
investment

amounted

to

$
3,905

and

$
1,022
,

respectively,

resulting

from

such

valuation,

included

in
gain/(loss)

on

related

party

investments,

separately

presented

in

the

accompanying

consolidated
statements of income.
As of

December 31,

2024 and

2023, the

Company’s investment

in the

Series B

preferred shares

and Series
C preferred shares,

amounted to $
180

and $
180
, respectively, including $
3

and $
3
, respectively, dividends
receivable

on

the

Series

C

preferred

shares,

and

are

included

in

investments

in

a

related

party

in

the
accompanying consolidated balance sheets.
In 2023

and 2022, the

Company distributed
13,157

and
25,000

Series D Preferred

Shares, respectively,
as non-cash dividends

to its shareholders (Note 11).

The Series D Preferred Shares were offered as non-
cash consideration

for the

sale of

the vessels

Melia (in

2023) (Note

6) and

Baltimore (in

2022) to

OceanPal.
The Company

accounted for

the transactions

as a

nonreciprocal transfer

with its

owners in

accordance
with ASC

845 and measured

the fair

value of the

preferred shares on

the date

of declaration at

$
10,761
and $
18,189
, respectively.

The fair

value of the

Series D

Preferred Shares was

determined by using

the
income approach,

taking into

account the

present value

of the

future cash

flows, the

holder of

shares would
expect to receive from holding

the equity instrument. In 2023 and 2022,

the transactions

resulted in a gain
of $
761

and $
589
, respectively,

being the difference

between the fair

value and the

carrying value of the
investments, separately

presented as gain/(loss)

on related party

investments in

the related accompanying
consolidated statements

of income.
In

2024,

2023

and

2022,

dividend

income

from

the

Series

C

and

Series

D

OceanPal

preferred

shares
amounted to $
17
, $
801

and $
917
, respectively, included in interest and

other income in the

accompanying
consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)

Investment

in

equity

securities:

In

2023,

the

Company

acquired

equity

securities

of

an

entity
listed in the NYSE which as of December

31, 2023 had a fair value of $
20,729
. The equity securities were
initially recorded at

cost amounting

to $
17,916

and measured at

year-end at fair

value, determined

through
Level 1

of the

fair value

hierarchy. The securities

were considered

marketable securities

that were

available
to

be

converted

into

cash

to

fund

current

operations

and

were

classified

in

current

assets

in

the
accompanying consolidated

balance sheet.

The Company

sold all

securities during

the first

quarter of

2024
and in

2024 and

2023, recorded

a realized

loss of

$
400

and an

unrealized gain

of $
2,813
, respectively,
presented in gain/(loss) on equity securities in the accompanying consolidated statements of income.
6.

Advances for vessels under construction and Vessels, net
It is in

the Company’s normal

course of business

from time to

time to acquire

and sell vessels.

Accordingly,
in 2024 and 2023, the Company entered into the below transactions.
Vessels under construction
On

February

8,

2024,

the

Company

signed

an

agreement

with

an

unaffiliated

third

party,

for

the
construction of
two

81,200 dwt methanol dual

fuel new-building Kamsarmax dry

bulk vessels, to be

built at
Tsuneishi

Group

(Zhoushan) Shipbuilding

Inc.,

China.

The

vessels

are

expected

to

be

delivered to

the
Company by

the second

half of

2027 and

the first

half of

2028. As

of December

31, 2024,

advances for
vessels under construction amounted to $
19,558
, including $
1,146

of capitalized interest.
Vessel Acquisitions
On January 30,

2023, the Company

took delivery of

the Ultramax dry

bulk vessel
Aquarius

paid partly in
cash and
2,033,613

newly issued common shares, having a fair value of $
7,809
. The value of the shares
issued in

2023, was

determined through

Level 1

inputs of

the fair

value hierarchy

based on

the closing
price

of

the

Company’s common

stock

on

the

date

of

issuance

which was

the

date

of

delivery

of

each
vessel.

On

February 14,

2023, the

Company,

through

a wholly

owned

subsidiary,

acquired from

an unaffiliated
third-party

the

Ultramax

dry

bulk

vessel
DSI

Drammen.
On

April

28,

2023,

this

subsidiary

was
deconsolidated from the Company’s

financial statements due to

the Company’s loss of

control described
in

note

4(b)

and

the

net

book

value

of

the

vessel

was

included

in

both

vessel

acquisitions

and

vessel
disposals in the related year.

Vessel Disposals
In

2023,

the

Company sold

to

unrelated third

parties

the

vessels
Aliki

and
Boston,
and to

OceanPal, a
related party company,

the vessel
Melia

(Note 5) and recognized an aggregate gain on sale amounting to
$
5,323
.

In 2024, the Company sold to unrelated third parties the vessels Artemis

and
Houston

and recognized an
aggregate gain of $
5,799
.
The

amount

reflected

in Vessels,

net

in

the

accompanying consolidated

balance sheets

is analyzed

as
follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2022 $
1,141,128
$
(191,512)
$
949,616
- Additions for vessel acquisitions and improvements
61,682
-
61,682
- Vessel disposals
(60,655)
21,688
(38,967)

- Vessel disposal due to deconsolidation

of subsidiary
(27,908)
-
(27,908)
- Depreciation for the year
-
(44,231)
(44,231)
Balance, December 31, 2023 $
1,114,247
$
(214,055)
$
900,192
- Additions for vessel improvements
958
-
958
- Vessel disposals
(46,001)
16,849
(29,152)
- Depreciation for the year -
(38,586)
(38,586)
Balance, December 31, 2024 $
1,069,204
$
(235,792)
$
833,412
7.

Property and Equipment, net
The Company

owns the

land and

building of

its principal

corporate offices

in Athens,

Greece and

three
plots of which two were acquired in 2024 from unaffiliated third parties and one in 2023 from Alpha Sigma
Shipping Corp, a

related party company,

all acquired for

corporate purposes.

Other assets consist

of office
furniture and equipment,

computer software and

hardware and vehicles.

The amount reflected

in “Property
and equipment, net” is analyzed as follows:

Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2022 $
28,936
$
(5,973)
$
22,963
- Additions in property and equipment
2,006
-
2,006
- Depreciation for the year -
(687)
(687)
Balance, December 31, 2023 $
30,942
$
(6,660)
$
24,282
- Additions in property and equipment
3,718
-
3,718
- Depreciation for the year -
(825)
(825)
Balance, December 31, 2024 $
34,660
$
(7,485)
$
27,175
8.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
follows:

2024 2023
Senior unsecured bond
175,000
119,100
Secured long-term debt
347,590
397,857
Total long-term

debt
$
522,590
$
516,957
Less: Deferred financing costs

(7,973)
(6,314)
Long-term debt, net of deferred financing costs $
514,617
$
510,643
Less: Current long-term debt, net of deferred financing

costs,
current
(45,230)
(49,512)
Long-term debt, excluding current maturities $
469,387
$
461,131

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

8.375% Senior Unsecured Bond
:

On
June 22, 2021
, the

Company issued a

$
125,000

senior unsecured bond

maturing in

June 2026. The
bond ranks ahead of subordinated capital and ranks the

same with all other senior unsecured obligations
of

the

Company

other

than

obligations

which

are

mandatorily

preferred

by

law.

Entities

affiliated

with
executive officers

and directors of

the Company purchased

an aggregate of

$
21,000

principal amount of
the bond. On June 29, 2023, the Company repurchased $
5,900

nominal value of the bond for $
5,851

and
recognized an

amount of

$
159

as loss

on debt

extinguishment, representing the

difference between

the
reacquisition price

of $
5,851

and the

net carrying

amount of

the debt

being extinguished

of $
5,900

less
deferred financing

fees of

$
208
. In

June 2024,

the bond

became callable,

and on

July 2,

2024,it was

prepaid
at a price equal to
103.35
% of nominal value, with the proceeds from the new bond discussed below. The
Company

applied

the

debt

modification

guidance

for

the

part

of

the

transaction

refinanced

by

existing
investors

amounting

to

$
57,850

and

the

debt

extinguishment for

the

remaining

$
61,250
.

An

amount

of
$
5,336

consisting

of

the

costs

paid

to

investors

who

participated

in

the

refinancing

and

unamortized
deferred fees were deferred

over the term of

the new bond and

an amount of $
3,475

was recorded as loss
on

debt

extinguishment. The

bond included

financial and

other

covenants and

was trading

on the

Oslo
Stock Exchange under the ticker symbol “DIASH02”.

8.75% Senior Unsecured Bond
:

On July 2, 2024, the Company

issued $
150,000

out of the $
175,000

maximum amount of a new

issue of a
senior unsecured

bond maturing

in July

2029 having

a US Dollar

fixed-rate coupon

of
8.75
% payable

semi-
annually in arrears in January and

July of each year.

The bond is callable in whole or

in part in July 2027
at a

price equal

to
103.50
% of

nominal value;

in January

2028 at

a price

equal to
102.625
% of

nominal
value; in

July 2028

at a

price equal

to
101.75
% and

after January

2029 at

a price

equal to
100.00
%

of
nominal value.

On November

8, 2024,

the Company

issued the

remaining $
25,000

nominal value

of the
bond issue, at
102.00
% of

par value. The

bond ranks ahead

of subordinated capital and

ranks the same
with all

other senior

unsecured obligations of

the Company

other than

obligations which are

mandatorily
preferred

by

law.

The

bond

includes

financial

and

other

covenants

and

is

trading

on

the

Oslo

Stock
Exchange under the ticker symbol “DIASH03”.
Secured Term Loans:
Under the

secured term

loans outstanding

as of

December 31,

2024,
27

vessels of

the Company’s

fleet
are

mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
585,780
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

As of December 31,

2024 and 2023 minimum

cash deposits required to

be maintained at all

times under
the Company’s

loan facilities,

amounted to

$
19,000

and $
20,000
, respectively

and are

included in

restricted
cash, non-current in

the accompanying consolidated

balance sheets. Furthermore,

the secured term

loans
contain

cross

default

provisions

and

additionally

the

Company

is

not

permitted

to

pay

any

dividends

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

following the occurrence

of an event

of default. All

of the Company’s

secured term loans

bear interest at
SOFR plus a margin. In 2024 and 2023, the weighted

average interest rate of the secured term

loans was
7.3
% and
7.3
%, respectively.
As of December

31, 2024 and

2023, the Company

had the following

agreements with banks,

either as a
borrower or as a guarantor, to guarantee the loans of its subsidiaries:
Nordea Bank

AB, London

Branch (“Nordea”):

On September

30, 2022,

the

Company entered

into a
$
200

million loan

agreement to

finance the

acquisition of

9 Ultramax

vessels. The

Company drew

down
$
197,236

under the loan,

in tranches for

each vessel on

their delivery to

the Company and

in December
2022 prepaid

$
21,937

due to

a vessel

sale and

leaseback transaction. The

loan was

repayable in equal
quarterly instalments of an aggregate amount of $
3,719
, and a balloon of $
100,912

payable together with
the last instalment on
October 11, 2027
.

On June 27, 2023, the Company drew down $
22,500

under a secured loan agreement and prepaid in full
the

outstanding

balance

of

an

existing

loan

amounting

to

$
20,934

and

recorded

a

loss

on

debt
extinguishment amounting to $
220
. The loan, maturing

on
June 27, 2028

was repayable in equal

quarterly
instalments of $
1,125
.
On

July

25,

2024,

the

Company

entered

into

a

$
167,263

loan

agreement,

drawn

on

July

25,

2024,

to
refinance

the

outstanding

balance

of

the

two

loans

mentioned

above.

The

loan

is

repayable

in

equal
quarterly instalments of $
4,454

and a balloon instalment of $
64,827

payable on
July 25, 2030
.

Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal

quarterly

instalments

of

$
954
,

each,

until

its

maturity

on
January 4, 2032
.
DNB Bank

ASA or DNB:

On June

26, 2023, the

Company entered into

a $
100,000

sustainability linked
loan agreement which was drawn on June 27, 2023, to refinance the outstanding balance of another loan
and

for

working

capital

purposes.

The

loan

is

repayable

in

equal

quarterly

instalments

of

$
3,846

until
December 27, 2029
. The loan is subject to a margin reset

and unless the parties agree on a new margin,
the loan will

be mandatorily repayable

on June 27,

2027. On

July 6, 2023,

the Company entered

into an
interest rate swap with DNB for a notional amount for the
30
% of the loan amount. Under the interest rate
swap, the Company pays

a fixed rate and

receives floating under term

SOFR.

The swap has a

termination
date on December 27,

2029, and a mandatory

break on June 27,

2027, according to which the

swap will
be terminated if the loan is prepaid. As of December 31,

2024 and 2023, the fair value of the interest rate
swap amounted

to

$
165

and $
439
, respectively,

and is

separately presented

in current

assets/liabilities
and non-current liabilities. In 2024 and 2023, the Company recognized a gain of $
274

and a loss of $
439
,
respectively, from

the swap valuation separately presented as gain/(loss) on derivative instruments in the accompanying consolidated statements

of income.
Danish Ship

Finance A/S

or Danish:

On April

12,

2023, the

Company signed

a term

loan facility

with
Danish, for

$
100,000

to refinance

the outstanding

balance of

loans with

other banks

and for

working

capital.
On

April

18

and

19,

2023,

the

Company

drew

down

$
100,000

which

was

repayable

in

equal

quarterly
instalments of $
3,301

each and a balloon of $
33,972

payable together with the last instalment on

April 19,
2028. On

October 18,

2024, the

Company refinanced

the outstanding

balance of

this loan

with a

loan which
is repayable in equal quarterly instalments of $
2,533

each and a balloon of $
14,323

payable together with
the last instalment on
April 18, 2031
.
As of December 31, 2024 and 2023, the Company was in compliance with all of its loan covenants.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As of December 31, 2024, the maturities of

the Company’s bond and debt facilities throughout their term, are shown in the table below and do not include related debt issuance costs.

Period Principal Repayment
Year 1 $
47,150
Year 2
47,150
Year 3
47,149
Year 4
47,149
Year 5
222,149
Year 6 and

thereafter
111,843
Total $
522,590
9.

Finance Liabilities
On March 29, 2022, the Company

sold
Florida

to an unrelated third party

and leased back the vessel

from
the buyer for

a period of
ten years
, under which

the Company pays

a fixed monthly

hire. The Company

has
the option to

repurchase the vessel

at specific prices, after

the end of

the third year

of the charter period
and for

each year

thereafter,

and the

obligation to

purchase the

vessel on

the expiration

of the

lease on
the tenth year.

On August 17, 2022, the

Company entered into
two

sale and leaseback agreements with two

unaffiliated
third parties for New Orleans

and
Santa Barbara
. The vessels

were delivered

to their buyers

on September
8, 2022 and

September 12,

2022, respectively

and the

Company chartered-in

both vessels

under bareboat
charter parties for a period of
eight years
, each, under which the Company pays

fixed monthly hire. Under
the bareboat charter, the

Company has the

option to repurchase

the vessel at

specific prices, after

the end
of the

third year

of the

charter period

and for

each year

thereafter, and the

obligation to

purchase the

vessel
on the expiration of the lease on the eighth year.

On December 6, 2022, the Company

sold
DSI Andromeda

to an unrelated third party and leased

back the
vessel under

a bareboat

agreement, for

a period

of
ten years
, under

which the

Company pays

fixed monthly
hire. The Company

has the

option to

repurchase the vessel

at specific prices,

after the end

of the

third year
of

the

charter

period

and

for

each

year

thereafter,

and

the

obligation

to

purchase

the

vessel

on

the
expiration of the lease on the tenth year.

The Company determined

that, under ACS

842-40 Sale and

Leaseback Transactions, the

transactions are
failed

sales

and

consequently the

assets

were not

derecognized from

the

financial

statements

and

the
proceeds from the sale of the vessels were accounted for as financial liabilities. As of December

31, 2024
and

2023,

finance

liability

amounted

to

$
9,608

and

$
9,221
,

respectively,

included

in

finance

liabilities,
current and $
113,300

and $
122,908

respectively included in finance liabilities, net of

current portion. As of
December 31, 2024, the

weighted average remaining lease

term of the above lease

agreements was
6.70
years, the

average interest rate

was
4.83
% and

the sublease

income during the

years ended

December
31, 2024 was $
28,814
, included in time charter revenues.
As of

December 31,

2024, and

throughout

the term

of the

leases,

the Company

has annual

finance liabilities
as shown in the table below:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period Principal Repayment
Year 1 $
9,808
Year 2
10,224
Year 3
10,661
Year 4
11,151
Year 5
11,604
Year 6 and

thereafter
70,452
Total $
123,900
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
consolidated statement of income.
b)

Pursuant to the sale and lease

back agreements signed between the Company

and its counterparties,
the

Company

has

purchase

obligations

amounting

to

$
50,400
,

at

the

end

of

the

lease

agreements
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

first

preferred

mortgage

on

the

vessel,

a

first

priority

general

assignment

of

the

earnings,
insurances

and

requisition

compensation

of

the

vessel,

a

charter

party

assignment,

a

partnership
interests

security

deed,

and

a

manager’s

undertaking.

Accordingly,

as

of

December

31,

2024,

the
Company

did

not

record

a

provision for

losses

under

the

guarantee

of

Bergen’s

loan

amounting to
$
13,533

on that date.
d)

As of December 31,

2024, the Company had

total obligations under shipbuilding

contracts (Note 6), as
follows:

Period Amount
Year 1 $
-
Year 2
9,200
Year 3
36,800
Year 4
27,600
Total $
73,600

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

e)
As

of

December

31,

2024,

the

Company’s

vessels,

owned

and

chartered-in,

were

fixed

under

time
charter

agreements,

considered

operating

leases.

The

minimum

contractual

gross

charter

revenue
expected to

be generated

from fixed

and non-cancelable

time charter

contracts existing

as of

December
31, 2024 and until their expiration was as follows:

Period Amount
Year 1 $
124,091
Year 2
17,373
Year 3
725

Total
$
142,189

11.

Capital Stock and Changes in Capital Accounts
a)

Preferred stock
:

As of December 31, 2024, and 2023, the

Company’s authorized preferred stock
consists of
50,000,000

shares, respectively

(all in

registered form),

par value

$
0.01

per share,

of which
1,000,000

shares

are

designated

as

Series

A

Participating

Preferred

Shares,
5,000,000

shares

are
designated as

Series B

Preferred Shares,
10,675

shares are designated

as Series

C Preferred

Shares and
400

shares

are

designated

as

Series

D

Preferred

Shares.

As

of

December

31,

2024

and

2023,

the
Company had
zero

Series A Participating Preferred Shares issued and outstanding.
b)

Series

B

Preferred

Stock:

As

of

December

31,

2024,

and

2023,

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

2024,

2023,

and

2022,

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

2024,

and

2023,

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
d)

Series D Preferred Stock
: As of December 31, 2024, and 2023, the Company had
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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
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
e)

Issuance

and Repurchase

of

Common Shares:
In

2022, the

Company repurchased

under its
share repurchase program
820,000

shares of common stock,

at an average price

of $
4.56

per share, for
an

aggregate

cost

of

$
3,799
,

including

expenses.

Also,

the

Company

issued

under

its

ATM

program
877,581

shares of

common stock,

at an

average price

of $
6.27

per share

and received

net proceeds

of
$
5,322
, and
16,453,780

shares of common stock, at an average price of $
4.13
, for the acquisition of
eight
vessels, upon exercise of warrants issued to the vessels’ sellers.

In

2023,

the

Company

issued
2,033,613

shares

of

common

stock,

at

$
3.84
,

for

the

acquisition

of

one
vessel, upon

exercise of

a warrant

issued to

the vessel’s

sellers (Note

6). The

Company did
no
t receive
any proceeds from the exercise of the warrants

in 2022 and 2023, and the value of

the shares issued was
included in vessels, net.

On December 2,

2024, the Company commenced

a tender offer

to purchase up

to
15,000,000

shares of
its outstanding common stock,

at $
2.00

per share, using funds

available from cash and

cash equivalents
(Note 17).
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
0.15

per share to
all shareholders of record as

of June 12, 2023, and

paid $
12,424

in cash to its shareholders

who elected
to receive cash

and distributed
965,044

newly issued common shares

to its shareholders

who elected to
receive

shares.

On

September

8,

2023,

the

Company

distributed

a

dividend

of

$
0.15

per

share

to

all
shareholders of record as

of August 14, 2023, and

paid $
13,041

in cash to its shareholders

who elected to
receive

cash

and

distributed
831,672

newly

issued

common

shares

to

its

shareholders

who

elected

to
receive

shares.

On

December

4,

2023,

the

Company

distributed

a

dividend

of

$
0.15

per

share

to

all
shareholders of record

as of November

27, 2023 in

the form of

common stock and

distributed
4,831,777
newly issued common shares.
On March

12, 2024,

the Company

paid a

cash dividend

on its

common stock

of $
0.075

per share,

or $
8,989
to shareholders of record

as of March 5,

2024. On June 18,

2024, the Company paid a

cash dividend on
its common

stock of

$
0.075

per share,

or $
9,379
, to

shareholders of

record as

of June

12, 2024.

On August
30,

2024,

the

Company

paid

a

cash

dividend

on

its

common

stock

of

$
0.075

per

share,

or

$
9,384
,

to

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

shareholders of record as of

August 15, 2024. On

December 18, 2024, the

Company paid a cash

dividend
on its common stock of $
0.01

per share, or $
1,252
, to shareholders of record as of December 11, 2024.
g)

Dividend in Kind
:
On December 15, 2022,

the Company distributed the

Company’s investment in
the Series D Preferred

Shares of OceanPal in

the form of a stock

dividend amounting to $
18,189
, or $
0.18
per

share,

to

its

shareholders

of

record

as

of

November

28,

2022.

On

June

9,

2023,

the

Company
distributed the Company’s investment in the Series

D Preferred Shares of OceanPal in

the form of a stock
dividend amounting to $
10,761
, or $
0.10

per share, to its shareholders of record as of April 24, 2023.

h)

Warrants:
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

$
4

per warrant,
one

share of common stock plus a

bonus share
fraction. A bonus share fraction entitles a holder to receive an additional part of a share of common stock
for each

warrant exercised

without payment

of any

additional exercise

price. In

2023,
no

warrants were
exercised.
In

2024,

the

Company

issued

9,837,680

shares

of

common

stock,

having

a

value

of

$
28,047
,

net

of
expenses, or $
2.86

per share, upon the exercise of
6,392,765

warrants issued in 2023 and distributed as
dividend to

the Company’s

shareholders. The

Company received $
24,195

in proceeds,

net of

fees, from
the

exercise of

warrants. If

all

warrants were

exercised as

of

December 31,

2024, the

Company would
have issued
36,369,395

shares of

common stock

with a

fair value

of $
80,049

and would

have received
$
90,452

of

gross

proceeds.

The

warrants

were

measured

on

the

date

of

distribution

at

fair

value,
determined through

Level 1

account hierarchy,

being the

opening price

of the

warrants on

the NYSE

on
the date of distribution

as they are listed

under the ticker DSX_W. As

of December 31, 2024

and 2023,

the
warrant liability,

measured at

fair value,

amounted to

$
1,802

and $
6,332
, respectively.

During the

years
ended December 31, 2024 and 2023, gain from warrants amounted to $
719

and $
1,583
, respectively and
is separately presented in the consolidated statements

of income.
i)

Incentive

Plan:
As

of

December

31,

2024,
11,144,759

shares

remained

reserved

for

issuance
according to the Company’s incentive plan.
Restricted stock in 2024, 2023 and 2022 is analyzed as follows:

Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2021
9,514,649
$
2.83
Granted
1,470,000

4.15
Vested
(3,118,060)

2.86
Outstanding as of December 31, 2022
7,866,589
$
3.07
Granted
1,750,000

4.54
Vested
(2,822,753)

3.05
Outstanding as of December 31, 2023
6,793,836
$
3.45
Granted
2,300,000
2.96
Vested
(2,996,334)
3.38
Outstanding as of December 31, 2024
6,097,502
$
3.30

The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

aggregate

compensation

cost

is

recognized

ratably

in

the

consolidated

statement

of

income

over

the
respective vesting periods. In

2024, 2023 and 2022,

compensation cost amounted

to $
10,012
, $
9,938

and
$
9,282
,

respectively,

and

is

included

in

general

and

administrative

expenses

in

the

accompanying
consolidated statements of income.
As of

December 31,

2024 and

2023, the

total unrecognized cost

relating to

restricted share

awards was
$
11,674

and $
14,880
, respectively. As of

December 31,

2024, the weighted-average

period over

which the
total compensation cost related to

non-vested awards not yet

recognized is expected to be

recognized is
1.54

years.
12.

Voyage expenses
The amounts in the accompanying consolidated statements of income are analyzed as follows:

2024 2023 2022
Commissions $
11,640
$
13,331
$
14,412
Loss/(gain) from bunkers
725
(474)
(8,100)
Port expenses and other
1,242
764
630
Total

$
13,607
$
13,621
$
6,942
13.

Interest and Finance Costs
The amounts in the accompanying consolidated statements of income are analyzed as follows:

2024 2023 2022
Interest expense, debt $
38,385
$
39,617
$
21,983
Finance liabilities interest expense
6,353
6,786
2,735
Amortization of debt and finance liabilities issuance costs
2,372
2,620
2,286
Loan and other expenses
358
308
415
Interest expense and finance costs $
47,468
$
49,331
$
27,419

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
The dilutive effect on
unexercised warrants that are

in-the-money, is computed using the treasury stock

method which assumes
that the proceeds

upon exercise of

these warrants are

used to purchase

common shares at

the average
market

price

for

the

period.

Incremental

shares

are

the

number

of

shares

assumed

issued

under

the
treasury stock

method weighted for

the periods the

non-vested shares

were outstanding. In

2024, 2023,
and 2022,

there were
2,698,994
,
1,710,513

and
3,257,861

incremental shares

included in

the denominator
of

the

diluted

earnings

per

share

calculation.

Securities

that

could

potentially

dilute

basic

earnings

per
share in the future but

were not included in the computation of

diluted earnings per share—because their
inclusion would have

been anti-dilutive—consist of

any incremental shares

from unexercised warrants

that
were

out

of

the

money

during

the

reporting

period

and

any

incremental shares

resulting

from

the

non-
vested

restricted

share

awards.

During

the

years

ended

December

31,

2024

and

2023,

the

number

of
common shares that could potentially be

issued in connection with unexercised warrants that

were out of
the

money

for

a

portion

of

the

respective

period

was
390,132
,

and
nil
,

respectively.

There

were
no

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

outstanding securities

during the

year ended

December 31,

2022 that

could potentially

dilute basic

earnings
per share.

During the

years ended

December 31,

2024, 2023

and 2022,

the number

of common

shares
that

could

potentially

be

issued

in

connection

with

non-vested

restricted

share

awards

was
469,525
,
109,089

and
nil , respectively.
Net income attributable to common stockholders is adjusted

by the dividends on Series B Preferred Stock
and the gain on warrants to calculate the diluted earnings per share.

2024 2023 2022
Net income $
12,746
$
49,844
$
119,063
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
6,977
$
44,075
$
113,294
Weighted average number of common shares, basic
115,956,249
100,166,629
80,061,040
Earnings per share, basic $
0.06
$
0.44
$
1.42
Net income $
12,746
$
49,844
$
119,063
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Gain on warrants
(719)
(1,583)
-
Adjusted net income attributable to common
stockholders
$
6,258
$
42,492
$
113,294
Weighted average number of common shares, basic
115,956,249
100,166,629
80,061,040
Incremental shares

2,698,994
1,710,513
3,257,861
Weighted average number of common shares, diluted

118,655,243
101,877,142
83,318,901
Earnings per share, diluted $
0.05
$
0.42
$
1.36
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

tax exemption for the 2024,
2023 and

2022 taxable years,

and the

Company takes this

position for

United States federal

income tax
return reporting purposes.

16.

Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments,

which potentially

subject the

Company to

significant concentrations

of credit

risk,
consist

principally

of

cash

and

trade

accounts

receivable.

The

ability

and

willingness

of

each

of

the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
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

In

2024,

2023 and

2022 charterers

that

individually accounted

for
10
% or

more

of

the

Company’s time
charter revenues were as follows:

Charterer 2024 2023 2022
Cargill International SA *
13%
19%
Koch Shipping PTE LTD.

Singapore
* *
15%
Nippon Yusen Kaisha
11%
* *
*Less than 10%

The Company

is exposed

to interest

rate fluctuations

associated with

its variable

rate of

borrowings. On
July 6,

2023, the company

entered into an

interest rate swap

with DNB (Note

8) to

manage part of

such
exposure. Additionally, in 2022 and

2023, the Company refinanced part of its variable rate debt with fixed rate financial liabilities (Note 9).
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet
approximate their respective fair values

due to the short-term nature

of these financial instruments.

Cash
and cash equivalents

and restricted cash

are considered Level 1 items

as they represent

liquid assets with
short-term maturities. The fair value of long-term bank loans with variable interest rates approximates the
recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2024, the Bond having a fixed interest

rate and a carrying value of $
175,000

(Note 8)
had a fair value of $
178,938

determined through the Level 1 input of the fair value hierarchy as defined in
FASB guidance for Fair Value Measurements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Other Fair value measurements

December 31,
2023
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities $
20,729
$
20,729
$ $
Investments in related party
8,315
8,138
177
Interest rate swap, asset
129
129
Total

recurring fair value measurements
$
29,173
$
28,867
$
129
$
177
Non-recurring fair value measurements
Equity method investments(1) $
4,519
$ $
4,519
Long-lived assets held for use(2)
7,809
7,809
Total

non-recurring fair value measurements
$
12,328
$
7,809
$
4,519
Liabilities
Recurring fair value measurements
Warrant liability $
6,332
$
6,332
$
Interest rate swap, liability
568
568
Total

recurring fair value measurements
$
6,900
$
6,332
$
568
December 31,
2024
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in related party $
4,415
$
4,235
$ - $
180
Total

recurring fair value measurements
$
4,415
$
4,235
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,802
$
1,802
$ -
Interest rate swap, liability
165
165
Total

recurring fair value measurements
$
1,967
$
1,802
$
165
(1)

On

April 28,

2023, the

Company

estimated that

the

fair

value of

its
25
%

interest in

Bergen was
$
4,519
,

determined

through

the

Level

2

inputs

of

the

fair

value

hierarchy,

as

defined

in

FASB
guidance for Fair

Value Measurements, and recorded a

gain of $
844
, being the difference

between
the fair value

of the retained noncontrolling

interest plus the carrying

value the liabilities assumed
by Bergen and the carrying value of the assets derecognized

(Note 3(e)).
(2)

On January

30, 2023.

the Company

took delivery

of one

vessel under

its master

agreement with
Sea Trade, acquired for

$
23,955

which was paid

in cash and

$
7,809

which was paid

through newly
issued

common

stock

(Note

6).

The

fair

value

of

the

common

shares

issued

to

Sea

Trade

was
determined based

on the

closing price

of the

Company’s shares

on the

date

of delivery

of each
vessel, which was also the date of issuance of such shares.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

17.

Subsequent Events
a)

Repurchase

of

common

stock
:
On

January

7,

2025,

the

tender

offer

which

had

commenced

in
December 2024 (Note 11)

was settled and the

Company purchased a total

of
11,442,645

shares of
common stock for an aggregate amount of $
22,885
.
b)

Exercise of

warrants
:
From January

1, 2025

until March

21, 2025,

the Company

issued
7,101

shares
of common stock, resulting to $
17

of proceeds from the exercise of
4,352

warrants.
c)

Series B Preferred Stock Dividends
: On January 15, 2025, the Company paid a quarterly

dividend
on its series B preferred stock, amounting to $
0.5546875

per share, or $
1,442
, to its stockholders of
record as of January 14, 2025.
d)

Sale of Vessel Alcmene:

On February 10, 2025, the Company, through a wholly owned subsidiary, entered into an

agreement with an

unrelated third party to

sell the vessel

Alcmene. The vessel

was
delivered to the new owners on March 13, 2025. The Company expects to have a gain from the sale of the vessel.
e)

Restricted share

awards:

On February

25, 2025, the

Company’s Board of

Directors approved the
award of
2,000,000

shares of restricted common stock to executive management and non-executive directors, pursuant to

the Company’s amended plan,

as annual bonus.

The fair value of

the restricted
shares based

on the

closing price

on the

date of

the Board

of Directors’

approval was

$
3,680
. The
cost of these awards

will be recognized

ratably over the restricted

shares vesting period which

will be
3 years
.
f)

Common

Stock

Dividend:

On

February 25,

2025,

the

Company

declared

a

cash

dividend

on

its
common stock

of $
0.01

per share,

based on

the Company’s

results of

operations during

the fourth
quarter

ended

December

31,

2024.

The

cash

dividend

will

be

paid

on

March

21,

2025,

to

all
shareholders of record as of March 12, 2025.

g)

Joint Venture

agreement:

On March

12, 2025,

the

Company,

through a

wholly owned

subsidiary
Diana Gas

Inc., entered

into a

joint venture

agreement with

Ecogas Holding AS,

pursuant to

which
we

agreed to

contribute $
18.5

million, being
80.0
%

interests of
two

LPG newbuilding

vessels

with
delivery in 2027 and with the option for
two

more.