Form 20-F
period 2025-12-31
DIANA SHIPPING INC.
filed 2026-03-13
CIK 1318885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2025
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
As of December 31, 2025, there were
115,787,434
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
5
PART I
Item 1.
Identity of Directors, Senior Management and Advisers
7
Item 2.
Offer Statistics and Expected Timetable
7
Item 3.
Key Information
7
Item 4.
Information on the Company
41
Item 4A.
Unresolved Staff Comments
67
Item 5.
Operating and Financial Review and Prospects
67
Item 6.
Directors, Senior Management and Employees
83
Item 7.
Major Shareholders and Related Party Transactions
91
Item 8.
Financial Information
96
Item 9.
The Offer and Listing
97
Item 10.
Additional Information
98
Item 11.
Quantitative and Qualitative Disclosures about Market Risk
108
Item 12.
Description of Securities Other than Equity Securities
108
PART II
Item 13.
Defaults, Dividend Arrearages and Delinquencies
109
Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds
109
Item 15.
Controls and Procedures
109
Item 16A.
Audit Committee Financial Expert
110
Item 16B.
Code of Ethics
110
Item 16C.
Principal Accountant Fees and Services
110
Item 16D.
Exemptions from the Listing Standards for Audit Committees
111
Item 16E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
111
Item 16F.
Change in Registrant’s Certifying Accountant
111
Item 16G.
Corporate Governance
112
Item 16H.
Mine Safety Disclosure
113
Item 16I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
113
Item 16J.
Insider Trading Policies
113
Item 16K.
Cybersecurity
113
PART III
Item 17.
Financial Statements
116
Item 18.
Financial Statements
116
Item 19.
Exhibits
116

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
hostilities,
economic sanctions
or
other
trade
restrictions,
and
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
In
2025,
dry
bulk
shipping
showed
mixed
performance
across
vessel
sizes.
Capesizes
remained
the
strongest, supported
by steady long-haul
iron ore
and bauxite trades
and expectations
for new projects
like
Simandou. Panamax
and Supramax
markets softened
due to
increased vessel
supply and
weaker Chinese
demand, but Panamax
activity was risen
mid year
driven by strong
Brazilian soyabean and
corn exports
from
ECSA,
although
oversupply
and
softer
Chinese
buying
still
pressured
rates.
Ongoing
conflicts,
geopolitical
tensions,
U.S.–China
tariffs,
and
shifting
trade
policies
added
further
uncertainty,
making
scheduling and freight levels
less predictable. At the
same time, FuelEU Maritime
and the expanding EU
ETS added cost pressure as ships calling EU ports faced stricter fuel rules and rising obligations.
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
●
availability of credit to finance international trade;
●
the
location
of
consuming
regions
for
energy
resources,
commodities,
and
semi-finished
and
finished consumer and industrial products;
●
the globalization of production and manufacturing;
●
global
and
regional
economic
and
political
conditions,
armed
conflicts,
such
as
those
between
Russia and Ukraine and between the U.S.
and its allies, and Iran, trade disruption
in the Red Sea
region and fluctuations in industrial and agricultural production;
●
disruptions and developments in international trade;
●
changes in seaborne and other transportation patterns,
including the distance cargo is transported
by
sea
for
reasons
including
but
not
limited
to
reductions
in
canal
capacities
and
geopolitical
conflicts and military responses;
●
international sanctions, embargoes, strikes, import and export restrictions, nationalizations, piracy,
and terrorist attacks;
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
charter
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
We anticipate
that the future
demand for our
drybulk vessels and
the charter rates
of the drybulk
market
will be dependent upon economic
recovery and growth in
the United States, Europe, Japan,
China, India
and the overall world economy,
as well as seasonal
and regional changes in demand and changes to the
capacity
of the
world fleet.
The capacity
of
the world
fleet may
increase and
economic growth
may
not
continue. Adverse
economic, political,
social or
other developments
could also
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
Economic
growth
is
expected
to
remain
resilient
in
2026
and
2027,
despite
significant
challenges,
as
inflation is expected to continue to ease further. However,
major market disruptions and adverse changes
in market
conditions and
regulatory climate
in China,
the United
States, the
European Union
and worldwide
may
adversely
affect
our
business
or
impair
our
ability
to
borrow
amounts
under
credit
facilities or
any
future financial arrangements.
Chinese dry bulk imports have accounted
for the majority of global dry bulk
transportation growth annually
over the
last decade.
Accordingly,
our financial
condition and results
of operations,
as well
as our
future
prospects,
would
likely
be
hindered
by
an
economic
downturn
in
any
of
these
countries
or
geographic
regions. In recent years
China and India have
been among the
world’s fastest growing economies
in terms
of gross
domestic product.
Although China
met its
official growth
target of
5% in
2025, the
growth of
China’s
economy has a
2026 real growth
target of 4.5%–5.0%,
as there is
a continued threat
of a Chinese
financial
crisis
resulting
from
deteriorating
real
estate
property
values,
excessive
personal
and
corporate
indebtedness and “trade wars.”
An economic slowdown in China,
the Asia-Pacific region, or
in India may
adversely
affect
demand
for
seaborne
transportation
of
our
products
and
our
results
of
operations.
Moreover,
any
deterioration
in
the
economy
of
the
United
States
or
the
European
Union
may
further
adversely affect economic growth in Asia.
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
290 in February 2016.
In 2025, the BDI ranged
from
a low of
715 to a
high of 2,845
and closed at
1,972 on March
12, 2026. There
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
Worldwide inflationary
pressures could
negatively impact
our results
of operations
and cash
flows.
The
previous
year
worldwide
economies
experienced
inflationary
pressures,
with
price
increases
seen
across
many
sectors
globally.
For
example,
the
U.S.
consumer
price
index,
an
inflation
gauge
that
measures costs
across dozens
of items
rose 2.9%
and 2.7%
in December 2024
and 2025,
respectively,
compared to the prior year. It remains to be seen whether
inflationary pressures will increase again
and to
what degree. In the
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
hostilities,
economic
sanctions
or
other
trade
restrictions,
and
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
Middle East, Ukraine, the
South China Sea region
and other geographic countries
and areas, geopolitical
events, acts
of terrorism,
war or threatened
war, and related international
hostilities.
The response
of the
United States
and others
to terrorist
attacks, as
well as
the threat
of future
terrorist
attacks around
the world,
continues to
cause uncertainty
in the
world’s financial
markets and
may affect
our business,
operating results,
and financial
condition. Continuing
conflicts and
recent developments
in
Venezuela,
Ukraine
and
the
Middle
East,
along
with
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
In addition, the recent armed conflict between the U.S. and
its allies and Iran has led to severe disruption
and an effective
shutdown of the
Strait of Hormuz
and further disrupted trade
routes in the
Red Sea and
the
Gulf
of
Aden,
which have
been
affected
by
armed
attacks
on
ships
traveling
in
those
regions.
The
continued disruption of
such critical trade routes
could have significant
impacts in the Middle
East region
and on the
global economy,
which may adversely impact
oil markets and the
demand for dry-bulk vessel
capacity and charter rates.
Currently,
the Company’s charter
contracts, or our operations,
have not been
negatively
affected
by the
events
of
the
Ukraine War,
nor
the
Middle
East,
but
trade
routes
have been
disrupted. It
is possible
that in
the future
third parties
with whom
the
Company has
or will
have charter
contracts may
be impacted by
such events.
The Company
cannot predict what
effect the
higher price
of
oil, refined petroleum products
or certain dry-bulk
commodities will have on
demand, and it is possible
that
the conflicts in the Ukraine,
the Middle East and elsewhere
could adversely affect the Company’s financial
condition, results of operations, and future performance.
Currently, the world economy faces a number of challenges, including trade tensions between the
United States and China,
stabilizing growth in China, continuing threat
of terrorist attacks around
the world,
continuing instability and
conflicts and other
ongoing occurrences in
the Middle
East,
Ukraine, and
in other
geographic areas
and countries,
along with
economic sanctions
or other
trade
restrictions.
In the
past, political
instability has
also resulted
in attacks
on vessels,
mining of
waterways and
other efforts
to disrupt international shipping,
particularly in the Arabian
Gulf region, in the Black
Sea in connection with
the conflict
between Russia and
Ukraine,
and in
and around
the Red
Sea in
connection with the
conflict
between Israel and Hamas.
Acts of terrorism
and piracy have also
affected vessels trading in
regions such
as
the
South
China
Sea
and
the
Gulf
of
Aden
off
the
coast
of
Somalia,
among
others.
Any
of
these
occurrences could have
a material
adverse impact on
our future
performance, results of
operation, cash
flows and financial position.
Beginning in
February of
2022, the
United States,
the United
Kingdom and
the European
Union, among
other
countries,
announced
various
economic
sanctions
against
Russia
in
connection
with
the
aforementioned conflicts
in the
Ukraine region,
which may
adversely impact
our business.
The ongoing
conflict could result in the
imposition of further economic
sanctions or new categories
of export restrictions
against persons in
or connected
to Russia.
While in
general much uncertainty
remains regarding
the global
impact of the continuation of the
conflict in Ukraine and any
other potential resolution thereof,
it is possible
that such tensions could adversely
affect the Company’s business, financial
condition, results of operation
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
Designations under
these sanctions
programs are
continuing, including
in October
2025 against
Lukoil and
Rosneft, and
certain
of their subsidiaries. Increased
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
there is
significant uncertainty
about the future relationship between
the United States and
China and other countries, such
as Canada,
Mexico,
and
the
European
Union,
among
others,
with
respect
to
trade
policies,
treaties,
government
regulations, and
tariffs, some of
which remain
subject to
legal challenge.
It is unknown
whether and
to what
extent such tariffs will
be retained, expanded,
or otherwise modified
by the U.S.,
or the effect that
any such
actions
or
any
actions taken
by
other
countries in
response
will have
on
us
or
our
industry.
If
any new
tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular,
if the U.S.
government pursues additional
retaliatory trade actions
due to the
ongoing U.S.-
China trade
tension, such
changes could
have an
adverse effect
on our
business, results
of operations
and financial condition.
For
example,
beginning
in
April
2025,
the
Office
of
the
United
States
Trade
Representative
(USTR)
implemented service fees on Chinese vessel operators and owners, as well as operators of Chinese-built vessels, and for
certain car carriers
and roll-on/roll-off vessels
calling at U.S.
ports. Such service
fees were
initially
imposed
as
scheduled beginning
on
October
14,
2025,
but
were suspended
for
one
year
as
of
November
10,
2025
as
a
result
of
broader
trade
negotiations
between
the
U.S.
and
China.
China
had
imposed retaliatory service fees on
U.S. vessels, which were also
suspended for a period of
one year on
the same date.
It is unknown
whether and to
what extent these
port fees will
be reimposed following
the
one-year suspension, or the effect that they might have on us or our industry generally.
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
a result,
in charter
hire rates.
This seasonality
may result
in quarter-to-quarter
volatility in
our operating
results.
The
dry
bulk
carrier
market
is
typically
stronger
in
the
fall
and
winter
months
in
anticipation
of
increased
consumption
of
coal
and
other
raw
materials
in
the
northern
hemisphere
during
the
winter
months. As China is the most significant market for dry bulk shipping, the public holidays in relation to the
Chinese New Year during the
first quarter usually
results in a
decrease in
market activity during
this period.
In addition, unpredictable
weather patterns in
these months tend to
disrupt vessel scheduling
and supplies
of certain commodities. As a result, our revenues may
be weaker during the fiscal quarters ending March
31 and June
30, and, conversely,
our revenues
may be stronger in
fiscal quarters ending September 30
and December 31. While
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
the
U.S. and
its
allies, and
Iran, supply
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
the
International
Convention
for
the
Safety
of
Life
at
Sea
(SOLAS),
the
International
Convention on
Load Lines
of 1966,
the International
Convention of
Civil Liability for
Bunker Oil
Pollution
Damage,
and
the
International
Safety
Management
(ISM)
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
vessels.
These
numerous
and
sometimes
conflicting
laws
and
regulations
include,
among
others,
data
privacy
requirements (in
particular the
European General
Data Protection
Regulation, enforceable
as from
May 25,
2018,
labor
relations
laws,
tax
laws,
anti-competition
regulations,
import
and
trade
restrictions,
export
requirements, U.S. laws such as the
FCPA and other U.S. federal laws and regulations established by the
OFAC or other local laws which prohibit corrupt
payments to governmental
officials or certain payments or
remunerations to customers.

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
our crew, which could harm
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
of sanctions, embargoes
or blockades imposed
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
regulations in 2025 and
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
2025,
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
Although significant exposure to
short-term time charters is
not unusual in the
dry bulk shipping industry,
the short-term
time charter
market is
highly competitive
and spot
market charter
hire rates
(which affect
time charter
rates) may
fluctuate significantly
based upon
available charters
and the
supply of,
and demand
for,
seaborne
shipping
capacity.
While
the
short-term
time
charter
market
may
enable
us
to
benefit
in
periods
of
increasing charter
hire
rates,
we
must
consistently
renew
our
charters
and
this
dependence
makes us
vulnerable to
declining charter
rates. As
a result
of the
volatility in
the dry
bulk carrier
charter
market, we may
not be able
to employ our
vessels upon the
termination of their
existing charters at their
current charter hire rates or at all. The dry bulk carrier charter market is volatile, and while short-term time
charter and
spot market rates
for some
dry bulk carriers
were at
or below
operating costs
in early
2025,
conditions have improved since then. We cannot assure you
that future charter hire rates will enable
us to
operate our vessels profitably, or to pay dividends.

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
occurred from unauthorized
access by various threat
actors (e.g., hackers, terrorists,
script kiddies, etc.). We rely
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
ISO 27001 certification. Key
initiatives include
conducting regular
security testing,
maintaining business
continuity and
disaster recovery
capabilities, and
operating incident response
programs supported by
a 24/7
Security Operations Center.
We
have
also
expanded
our
security
awareness
and
training
program
to
enhance
employee
vigilance
against
cyber
threats.
Despite
these
improvements
we
cannot
assure
you
that
we
will
be
able
to
successfully thwart all future attacks without causing material and adverse effect on our business.
Moreover, our risk of cyber-attacks and other sources of security breaches and incidents may be elevated
as
a
result
of
the
ongoing conflicts
between
Russia and
Ukraine
and
the
Israel-Hamas
conflict. To
the
extent
such
attacks
have
collateral
effects
on
global
critical
infrastructure
or
financial
institutions,
such
developments could adversely affect our
business, operating results and
financial condition. At this
time, it
is difficult to assess the likelihood of such a threat and any potential impact.

As
cyberattacks
become
increasingly
sophisticated,
and
as
tools
and
resources
become
more
readily
available to
attackers, including
the risk associated
with the use
of emerging
technologies, such
as artificial
intelligence and quantum
computing for nefarious
purposes, there can
be no
guarantee that our
actions,
security measures and controls
designed to prevent, detect
or respond to intrusion,
to limit access to
data,
to prevent
destruction or alteration
of data
or to
limit the
negative impact from
such attacks,
can provide
absolute security against compromise. In
2025, we initiated the creation
of a draft AI
policy to govern the
usage of
AI tools
within the
organization. Furthermore,
we selected
a training
provider for
an AI
training
workshop to upskill employees on the risks
and benefits of AI technology.
While we utilize AI-driven tools
within
our
security
stack
(such
as
within
our
SIEM
and
SOC
solutions),
we
continue
to
monitor
the
regulatory environment
regarding AI disclosures
and, at this
stage, we do
not expect AI
to cause increased
risk to our industry or business.
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
2025, we
did not
identify any
cybersecurity
threats
that
have
materially
affected
or
are
reasonably
likely
to
materially
affect
our
business
strategy,
results of operations, or financial condition.
For more information on our cybersecurity policies, please see
“Item 16K. Cybersecurity.”
Climate
change
and
greenhouse
gas
restrictions
may
adversely
impact
our
operations
and
markets.
Due to concern over the risk
of climate change, a number of
countries and the IMO have adopted, or
are
considering the
adoption of,
regulatory frameworks
to reduce
greenhouse gas
emissions. These
regulatory
measures
may
include,
among
others,
adoption
of
cap
and
trade
regimes,
carbon
taxes,
increased
efficiency
standards
and
incentives
or
mandates
for
renewable
energy.
In
July
2023,
nations
at
the
International Maritime Organization’s
Marine Environment Protection
Committee (“MEPC”) 80
updated the
initial
strategy
to
reduce
greenhouse
gas
emissions
from
ships.
The
initial
strategy
identifies
levels
of
ambition to reducing greenhouse gas
emissions, including (1) decreasing the
carbon intensity from ships
through implementation of further phases of the Energy Efficiency Design Index
(EEDI)
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
participants,
particularly those
outside the
United States, are
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
Generally,
we do not receive
the benefit of
warranties on secondhand vessels.
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
As
of
the
date
of
this
annual
report,
our
fleet
consists
of
38
vessels
of
which
36
vessels,
owned
and
chartered-in, are in operation,
having a combined carrying
capacity of 4.1 million dead
weight tons, or dwt,
and a weighted average age of
12.3 years and two vessels are under construction.
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
approximately 30%
of our
operating expenses
and
around
half
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
We have historically
derived a significant part
of our revenues from
a small number of
charterers. During
2025, 2024, and 2023, 29%, 11% and 13%, respectively, of our revenues were derived from two, one and one charterers,
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
us. The ability
of our subsidiaries
to make these
distributions may become
subject to restrictions
contained
in
those
subsidiaries’ financing
agreements
and could
be
affected
by
a
claim
or
other
action
by a
third
party,
including
a
creditor,
or
by
Marshall
Islands
law
which
regulates
the
payment
of
dividends
by
companies.
If
we
are
unable
to
obtain
funds
from
our
subsidiaries,
we
may
not
be
able
to
satisfy
our
financial obligations.
Certain of our vessels
are owned through joint
ventures that we have entered
into, and our views
about
the
operations
of
those
vessels
may
differ
from
our
joint
venture
partners
and
adversely
affect our interest in the joint ventures.
We
have
entered
into
joint
venture
arrangements,
pursuant
to
which
we
own
minority
interests
in
four
commissioning service
operation vessels
through Windward
Offshore
GmbH &
Co. KG,
in one
dry bulk
vessel through Bergen Ultra, which however was sold in January 2026 and majority interests in two 7,500
cbm LPG vessels under
construction through Ecogas
Holding AS, scheduled
for delivery in 2027.
We may
enter into
additional joint venture
arrangements in the
future. We
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
The application
of the exemption
under Section
883 of
the Code
is highly
fact-dependent. There
are factual
circumstances beyond our control that could cause us
to lose the benefit of
this tax exemption in 2025 or
any
future
years
and
thereby
become
subject
to
U.S.
federal
income
tax
on
our
U.S.
source
shipping
income. For example, in certain circumstances we may not qualify for exemption under Code Section
883
for
a
particular
taxable
year
if
shareholders,
other
than
“qualified
shareholders”,
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
the 2025
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
presence for
companies
with
global
revenues
of
more
than
€20
billion;
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
fourth quarter of 2025 and two
special non-cash dividends. The actual
declaration of future
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
when
our
lenders impose
restrictions
on
our
ability
to
pay
dividends,
may
affect
our
dividend
policy.
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
stock may be
unable to resell
such shares at
or above the
price at which
they acquired them.
We cannot
assure such
purchasers that
the market
of our
common stock
will not
fluctuate
or decline significantly in
the future, in which case
investors could incur substantial
losses.
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
countries on
the list
or further
economic substance requirements
were imposed
by the
Marshall Islands,
our business could be harmed.
Certain existing
shareholders will
be able
to exert
considerable influence
over matters
on which
our shareholders are entitled to vote.
As
of
the
date
of
this
annual
report,
Ms.
Semiramis
Paliou,
our
Chief
Executive
Officer
and
Director,
beneficially owns 27,809,560 shares, or approximately 21.5% of our outstanding common stock, which is
held
indirectly
through
entities
over
which
she
exercises
sole
voting
power.
Ms.
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
Ms.
Paliou
controls
36%
of
the
vote
of
any
matter
submitted to the vote
of the common shareholders.
Please see "Item 7.
Major Shareholders and Related
Party Transactions—A.
Major Shareholders."
While Ms.
Paliou and
the entities
controlled by
Ms. Paliou
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
Our amended
and restated
articles of
incorporation authorize
us to
issue up
to 1,000,000,000
shares of
common stock, of which, as
of December 31, 2025, 115,787,434 shares were outstanding.
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
2025,
we have
issued 9.9
million shares
of common
stock
and we
could issue
up
to 27.1
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
owned
subsidiary,
Bulk
Carriers
(USA)
LLC,
established in
September
2006,
in
the
State
of
Delaware,
which is located
at 2711 Centerville Road, Suite
400, Wilmington, Delaware
19808. The SEC
maintains an
Internet
site
that
contains
reports,
proxy
and
information
statements,
and
other
information
regarding
issuers that file electronically with
the SEC. The address of
the SEC's Internet site
is http://www.sec.gov.
The address of
the Company's
Internet site is
http://www.dianashippinginc.com
. The information
contained
on or connected to our website is not part of this annual report.
Recent Developments
Genco Acquisition Proposal
During 2025, we acquired 6,413,151 shares of common stock
of Genco Shipping and Trading
Limited, or
Genco, representing
approximately 14.8%
of Genco’s
outstanding shares
for $103.5
million. On
November
24, 2025, we submitted
to Genco’s board of directors
a proposal to acquire
all of the outstanding
shares of
Genco
we did
not already
own for
a price
of $20.60
per share
in cash.
On
January 16,
2026, following

Genco’s rejection of our proposal we announced our intention to nominate a slate of independent director candidates for election
on the Genco
board. On March
6, 2026, we increased
our offer to $23.50
per share
in cash. This acquisition proposal would be financed by a $1.43 billion fully committed facility arranged by
DNB
Carnegie and
Nordea,
and
with
participation of
other
international banks.
Also
on March
6,
2026,
Diana entered into a
definitive agreement with
Star Bulk Carriers Corp.,
or Star Bulk,
to acquire 16
vessels
of Genco for $470.5 million in cash upon, and subject to, the consummation of an acquisition of Genco by
Diana.
Joint Venture Agreements
In
November
2023,
we
entered
into
a
joint
venture
agreement,
with
two
unrelated
companies
to
form
Windward
Offshore
GmbH
&
Co.
KG,
or
Windward,
for
the
purpose
of
establishing
and
operating
an
offshore wind
vessel company.
We
agreed to
contribute Euro
25.0 million,
being 45.45%
of Windward’s
capital, to
construct two
CSOVs. In
January 2024,
we increased
our commitment
to Euro
50.0 million,
being
45.87% of
Windward’s capital
in order
for the
partnership to
place orders
for two
additional CSOVs.
On
May 5, 2025, a new partner was admitted to Windward which reduced our ownership percentage to 34%.
In 2023,
2024 and 2025,
we invested Euro
9.7 million or
$10.3 million, Euro
25.0
million or
$27.1 million
and Euro
7.6 million or
$8.0 million,
respectively and in
2025 after
the admission
of the
new partner,
we
received Euro
3.1 million
or $3.5
million, as
return of
capital. As
of the
date of
this annual
report, we
invested
Euro 1.3 million or $1.5 million and the remaining commitment amounts to Euro 9.4 million.
On March 12, 2025,
we entered into a
joint venture agreement with
an unrelated party to
establish Ecogas
Holding AS,
pursuant to
which we
agreed to
contribute $18.5
million, being
80.0% interests
of two
LPG
newbuilding
vessels
with
delivery
in
2027.
During
2025,
we
invested
$10.2
million
out
of
the
total
commitment.
In November 2025, Bergen Ultra
LP,
a limited partnership in which
we have 25% interest,
agreed to sell to
an unrelated third party,
the vessel DSI Drammen,
for $26.4 million. The vessel was delivered to her
new
owners on January 9, 2026
and we received $3.7 million as return of capital.
Tender offer
In
December 2024,
we
announced
the
commencement of
a
tender
offer
to
purchase
up
to
15,000,000
shares,
or
about
12.0%,
of
our
outstanding
common
stock
using
funds
available
from
cash
and
cash
equivalents
at
a
price
of
$2.00
per
share.
The
tender
offer
was
settled
on
January
7,
2025
and
we
purchased a total of 11,442,645 shares of common stock for an aggregate amount of $23.0 million.
Dividends
On
March 21,
2025, we
paid
a
cash dividend
of $0.01
per share,
or
$1.2 million,
to
all
shareholders of
record as of March 12, 2025.
On June 24, 2025,
we paid a cash
dividend of $0.01
per share, or $1.2 million,
to shareholders of record
as of June 17, 2025.
On September 11
, 2025,
we paid
a cash
dividend of
$0.01 per
share, or $1.2
million, to
shareholders of
record as of August 21, 2025.
On December
17, 2025,
we paid
a cash
dividend of
$0.01 per
share, or
$1.2 million,
to shareholders
of
record as of December 8, 2025.
On February 26, 2026, we declared a cash dividend of $0.01
per share, or $1.2 million, payable on March
18, 2026 to shareholders of record as of March 11, 2026.

Loans
On September 29, 2025, we signed a $55 million six-year secured term loan facility with National Bank of
Greece S.A. The full amount was drawn down immediately.
The new loan maturing in September 2031 is
secured by five vessels.
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
any
fractional
Warrant).
Each
Warrant
entitles
the
holder
to
purchase,
at
the
holder’s
sole
and
exclusive
election,
at
the
exercise
price,
one
share
of
common
stock,
subject
to
adjustments,
plus
to
the
extent
described
below,
the
Bonus
Share
Fraction.
A
Bonus
Share
Fraction
entitles
a
holder
to
receive
an
additional 0.5 of
a share
of common stock
for each Warrant
exercised (the
“Bonus Share Fraction”)
without
payment of
any additional
exercise price,
also subject
to adjustments.
Since the
dividend ex-Date
on March
11
, 2026, each
Warrant entitles the
holder to purchase 1.12097
shares of common stock
plus the Bonus
Share Fraction adjusted to 0.56050 of a share of common stock for each Warrant exercised.
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
The
Warrants
commenced
trading
on
the
New
York
Stock
Exchange
under
the
ticker
“DSX
WS”
on
December 14, 2023.
As of
the date
of this
annual report,
out of
the 22,613,070
Warrants distributed
in this
transaction, 6,410,343
Warrants have been exercised and 9,866,677 common shares have been issued.
Appointment of new Co-Chief Financial Officer
Effective January
17, 2025, we
appointed Ms. Maria
Dede as the
Company’s Co-Chief Financial
Officer.
In addition, effective January 1, 2026, she was appointed Co-Chief Financial
Officer and Treasurer.

Effective January 1, 2026, Mr.
Ioannis Zafirakis is the Company’s President, Mr.
Evangelos Sfakiotakis is
the Company’s Chief Technical
Investment Officer and Ms. Margarita Veniou is the
Company’s Secretary
and Corporate Contact.
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
Vessel disposals
In June 2025, we agreed to sell to an unrelated
third party, the vessel Selina,
for $11.8
million. The vessel
was delivered to her new owners on July 15, 2025.
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
of 38
vessels of
which 36
in operation,
owned and
chartered-

in, having
a combined carrying
capacity of
4.1 million dead weight
tons, or
dwt, and
a weighted average
age of
12.3 years. We
also have
two Kamsarmax vessels
under construction with
expected deliveries in
2027 and 2028.
As of December
31, 2025,
we had a
fleet of 36
dry bulk
carriers, owned and
chartered-in, consisting
of nine
Ultramax,
five
Panamax,
six
Kamsarmax,
four
Post-Panamax,
eight
Capesize
and
four
Newcastlemax
vessels, having
a combined
carrying capacity
of approximately
4.1 million
dwt and a
weighted average
age
of 12.1 years.
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
During
2025,
2024
and
2023,
we
had
a
fleet
utilization
of
99.7%,
99.7%
and
99.7%,
respectively,
our
vessels achieved daily
time charter equivalent
rates of
$15,454, $15,267 and
$16,713, respectively,
and
we generated revenues of $213.5 million, $228.2 million and $262.1 million, respectively.
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
Currently,
the majority
of our vessels
are
employed on
short-
to medium-term
time charter
agreements.
We may
fix our
vessels on
short-, medium-
or
long-term
employment
depending
on
prevailing
market
conditions,
which
provides
us
with
flexibility
in
responding to market developments.
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
Ms.
Semiramis Paliou,
provides brokerage services to us, since June 1, 2010. Brokerage fees are included in
“General
and
Administrative
expenses”
in
our
statement
of
income.
The
terms
of
this
relationship
are
currently governed by a Brokerage Services Agreement dated
February 25, 2026.

The following table presents certain information
concerning the dry bulk carriers in
our fleet, as of the date
of this annual report.

Fleet Employment (As of the date of this annual
report)
VESSEL
SISTE
R
SHIPS*
GROSS RATE
(USD PER DAY)
COM** CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 13,500 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
8-Aug-25 1/Oct/2026 - 30/Nov/2026
2017 60,456
2 DSI Pollux A 14,750 5.00%
Stone Shipping Ltd
9-Dec-25
1/Jan/2027 - 28/Feb/2027
2015 60,446
3 DSI Pyxis A 13,100 5.00%
Stone Shipping Ltd
8-Nov-24 20/Mar/2026 - 20/Apr/2026 1
2018 60,362
4 DSI Polaris
A
12,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
1-Jul-25 21/Jul/2026 - 21/Sep/2026
2018 60,404
5 DSI Pegasus A 14,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
15-Aug-25 20/May/2026 - 20/Jul/2026
2015 60,508
6 DSI Aquarius B 14,500 5.00%
Bunge SA, Geneva
7-Nov-25 1/Nov/2026 - 31/Dec/2026
2016 60,309
7 DSI Aquila B 14,500 5.00%
Bunge SA, Geneva
12-Oct-25 25/Feb/2027 - 25/Apr/2027 2
2015 60,309
8 DSI Altair B 14,750 5.00%
Bunge SA, Geneva
19-Jan-26 15/Jan/2027 - 30/Mar/2027 3
2016 60,309
9 DSI Andromeda B 14,600 5.00%
Western Bulk Carriers AS
7-Dec-25 1/Apr/2027 - 31/May/2027 4
2016 60,309
5 Panamax Bulk Carriers
10 LETO
12,750 4.75% Cargill International SA, Geneva 4-Apr-25 16/Jul/2026 - 16/Sep/2026
2010 81,297
11 MAERA 11,750 5.00%
CRC Shipping Pte. Ltd., Singapore
3-Nov-25 20/Oct/2026 - 20/Dec/2026
2013 75,403
12 ISMENE 11,000 5.00%
CRC Shipping Pte. Ltd.
24-Apr-25 20/Mar/2026 - 20/May/2026
2013 77,901
13 CRYSTALIA C
13,900 5.00% Louis Dreyfus Company Freight
Asia Pte. Ltd.
4-May-24 13-Mar-26 5
2014 77,525 16,200 5.00%
SwissMarine Pte. Ltd., Singapore
13-Mar-26 10/Mar/2027 - 10/May/2027 6
14 ATALANDI C 10,100 5.00%
Stone Shipping Ltd
8-Jun-25 15/Jun/2026 - 15/Aug/2026 7
2014 77,529
6 Kamsarmax Bulk Carriers
15 MAIA D
11,600 5.00%
Paralos Shipping Pte. Ltd.
9-Dec-24 16-Jan-26
8
2009 82,193 14,000 5.00% 16-Jan-26 5/Jul/2027 - 5/Sep/2027
16 MYRSINI D 13,000 4.75% Cargill International SA, Geneva 26-Feb-25 3-Jan-26
2010 82,117 13,500 5.00% Paralos Shipping Pte. Ltd. 3-Jan-26 20/Dec/2026 - 20/Feb/2027
17 MEDUSA D 13,000 4.75%
Cargill International SA, Geneva
16-Mar-25 15/May/2026 - 15/Jul/2026
2010 82,194
18 MYRTO D 12,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
23-Dec-24 25/Mar/2026 - 15/May/2026 1
2013 82,131
19 ASTARTE 12,500 5.00%
Propel Shipping Pte. Ltd.
2-Aug-25 16/Aug/2026 - 16/Oct/2026
2013 81,513
20 LEONIDAS P. C. 14,000
5.00% Nippon Yusen Kabushiki Kaisha,
Tokyo
24-Sep-25 15/Sep/2026 - 15/Nov/2026
2011 82,165
4 Post-Panamax Bulk Carriers
21 AMPHITRITE E
12,100 5.00%
Cobelfret S.A., Luxembourg
8-Jan-25 12-Feb-26 9
2012 98,697 16,500
5.00%
12-Feb-26 1/Mar/2027 - 30/Apr/2027 10

22 POLYMNIA E
14,000 5.00% Oldendorff Carriers GmbH & Co.
KG
17-Aug-25 10/Apr/2026 - 10/Jun/2026
2012 98,704
23 ELECTRA F 14,000 5.00%
Oldendorff Carriers GmbH & Co.
KG
7-Dec-25 1/Dec/2026 - 31/Jan/2027
2013 87,150
24 PHAIDRA F 9,750 5.00%
SwissMarine Pte. Ltd., Singapore
31-May-25 27-Feb-26
2013 87,146 14,500 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
27-Feb-26 20/Feb/2027 - 20/Apr/2027
8 Capesize Bulk Carriers
25 SEMIRIO G 16,650 5.00%
Solebay Shipping Cape Company
Limited, Hong Kong
11-Feb-25 15-Mar-26 11
2007 174,261 21,650 5.00% 15-Mar-26 31/Jan/2027 - 15/Apr/2027 12
26 NEW YORK G 17,600 5.00%
SwissMarine Pte. Ltd., Singapore
11-Jan-25 20/Mar/2026 - 13/May/2026 1,13
2010 177,773
27 SEATTLE H 24,500 5.00%
SwissMarine Pte. Ltd., Singapore 29-Nov-25 1/May/2027 - 30/Jun/2027
2011 179,362
28
P.
S. PALIOS
H 25,200 5.00%
Glencore Freight Pte. Ltd.
15-Dec-25 15/Nov/2026 - 15/Jan/2027
2013 179,134
29 G. P. ZAFIRAKIS I
26,800 5.00% Nippon Yusen Kabushiki Kaisha,
Tokyo
16-Sep-24 16/Aug/2026 - 16/Nov/2026
2014 179,492
30 SANTA BARBARA I 25,500 5.00%
Dampskibsselskabet Norden A/S
27-Nov-25 1/Mar/2027 - 30/Apr/2027 14
2015 179,426
31 NEW ORLEANS 26,000 5.00%
SwissMarine Pte. Ltd., Singapore
31-Oct-25 1/Dec/2026 - 15/Feb/2027 14,15
2015 180,960
32 FLORIDA 25,900 5.00%
Bunge S.A., Geneva
29-Mar-22 29/Jan/2027 - 29/May/2027 4
2022 182,063
4 Newcastlemax Bulk Carriers
33 LOS ANGELES J 24,000
5.00% MOL Ocean Bulk Pte. Ltd.,
Singapore
1-Nov-25 10/Sep/2026 - 1/Nov/2026
2012 206,104
34 PHILADELPHIA J
21,500 5.00% Refined Success Limited 29-May-25 9/Jun/2026 - 8/Aug/2026
2012 206,040
35 SAN FRANCISCO K
26,000 5.00% SwissMarine Pte. Ltd., Singapore 1-Mar-25 25/Oct/2026 - 25/Dec/2026
2017 208,006
36 NEWPORT NEWS
K
25,000 5.00% Bohai Ocean Shipping (Singapore)
Holding Pte. Ltd.
16-Jun-25 1/Sep/2026 - 31/Oct/2026
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
particular charterparty.
1Based on latest information.
2Vessel on scheduled drydocking from September 17, 2025 to October
12, 2025.
3Vessel on scheduled drydocking from December 27, 2025 to January
19, 2026.
4Bareboat chartered-in for a period of ten years.
5Estimated redelivery date from the charterers.
6Estimated delivery date to the charterers.
7The charter rate was US$9,000 per day for
the first thirty-five (35) days of the charter period.
8Charterers have agreed to compensate the Owners,
for all the days over and above the maximum
redelivery date (December 31, 2025), at
a hire rate of
105% of the average of the Baltic Panamax Index
5TC or the vessel’s present charter party rate
whichever of the two is higher.
9The charter rate was US$8,750 per day for
the first fifty (50) days of the charter period.
10The charter rate will be US$13,000 per
day for the first thirty (30) days of the charter
period.
11Vessel off hire for drydocking from September 8, 2025 to November 1, 2025.

12Estimated date.
13The charter rate was US$6,300 per day for
the first trip of the charter period.
14Bareboat chartered-in for a period of eight years.
15Vessel on scheduled drydocking from September 20, 2025 to
October 31, 2025.
Our Customers
Our customers include
regional and international
companies, mainly with
concentrations below 10%
of our
gross revenues. During 2025,
only two of our
charterers accounted for
29% of our revenues,
in aggregate.
During
2024,
one
of
our
charterers
accounted
for
11%
of
our
revenues
and
during
2023,
one
of
our
charterers accounted for 13% of our revenues.
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
2025, we
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
most of
our vessels
are employed
on short-
to medium-
term time charters, which
allows us greater flexibility
to respond to market
developments. We continuously
evaluate
our
mix
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
In the voyage charter market, rates are, among other things, influenced by cargo size, bunker prices, port dues and canal transit fees, as well
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
In 2025, the BDI ranged from a low of 715 to a high of 2,845 and closed at 1,972 on March 12, 2026.
The Dry Bulk Shipping Industry
The
global
dry
bulk
carrier
fleet
could
be
divided
into
seven
categories
based
on
a
vessel's
carrying
capacity. These categories consist of:
●
Very
Large Ore
Carriers/ Newcastlemax
. Vessels
with carrying
capacities of
between 200,000
and 220,000 dwt.
These vessels
carry both
iron ore
and coal
and they
represent the
largest vessels
able to enter the
port of Newcastle
in Australia. There are
relatively few ports
around the world with
the infrastructure to accommodate vessels of this size.
●
Capesize . Capesize vessels (including Baby Capes) have a carrying capacity of 100,000-120.000 dwt
for
Baby
Capes,
and
150,000-199,999
dwt
for
conventional
Capes.
Only
the
largest
ports
around the world
possess the
infrastructure to
accommodate vessels
of this size.
Capesize vessels
are primarily
used to
transport iron
ore or
coal and,
to a
much lesser
extent, grains,
primarily on
long-haul routes.
●
Post-Panamax
.
Post-Panamax
vessels
have
a
carrying
capacity
of
84,000-99,999
dwt.
These
vessels tend
to have
a shallower
draft and
larger beam
than a
standard Panamax
vessel with
a
higher
cargo
capacity.
These
vessels
have
been
designed
specifically
for
loading
high
cubic
cargoes from draught
restricted ports. Post-Panamaxes
are used primarily
in the coal
trade, as well
as grains from River Plate to Far East.
●
Panamax
.
Panamax vessels have a carrying
capacity of 70,000-79,999, and a
subset within this
segment is
the ‘Kamsarmax’
at 80,000
- 83,999
dwt. These
vessels carry
coal, iron
ore, grains,
and,
to a lesser extent, minor bulks,
including steel products, cement, and fertilizers. Panamax vessels are able to pass
through the Panama Canal, making them
more versatile than larger vessels
with
regard
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
to
66,000 dwt. This class is considered an upgrade to Supramax class as it offers a better all-around investment
for
Charterers
and
Shipowners
due
to
its
higher
cargo
carrying
capacity
and
better
bunker
efficiency.
Ultramax
class
bulk
carriers
have
5
cargo
holds.
are
fitted
with
4
cranes
and
usually are equipped with grabs allowing
them to call more ports with no such
facilities giving them
more versatility. Ultramaxes often compete with Panamaxes on certain grain routes.

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
the maximum
length that can
load in
the port
of Kamsar
in the
Republic of Guinea.
Other terms
such as
Seawaymax, Setouchmax and Dunkirkmax also appear in regional trade.
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
to a
tighter balance
between supply
and demand.
In evaluating
demand factors
for dry
bulk carrier
capacity,
the Company believes that dry
bulk carriers can be
the most versatile element
of the global shipping
fleets
in terms of employment alternatives.
Vessel Prices
Dry bulk
vessel values in
2025 generally remained
firm and
in several
segments increased compared
to
2024, despite fluctuations
in charter rates
during the year.
This resilience in
secondhand asset values
is
largely supported
by historically
high newbuilding
prices and
a restricted
availability of
shipyard slots
for
near-term deliveries which limits near-term fleet growth. While 2025 presented a mixed rate environment, charter
rates
have shown
notable
strength and
an
upward
trajectory in
early
2026.
However,
given the
cyclical nature of the industry,
there can be no assurance
as to how long vessel values
and charter rates
will remain at
their current robust
levels, or whether
they will continue
to improve or
face adjustments in
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
Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in
2025 and to the date of this annual report.
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
of 0.1% m/m. Currently,
the IMO has designated five
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
Norwegian
Sea,
which
should
take
effect
in
March
2027.
MEPC
83
also
approved
the
Northeast Atlantic Ocean
as an ECA and
is expected to
take effect in 2028.
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
and MEPC 71,
the MEPC approved
the North Sea
and Baltic Sea
as ECAs
for nitrogen oxide
for ships built
on or after January 1,
2021. The Canadian-Arctic
ECA for NOx will
also be effective starting from
March 1,
2026
for
ships
built
on
or
after
January
1,
2025.
For
the
Norwegian
Sea
ECA,
the
NOx
Tier
III
engine
certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii)
in the
absence of
a building
contract, constructed
on or
after September
1, 2026,
or (iii)
delivered on
or
after
March
1,
2030. For
the
North-East Atlantic
ECA,
the
requirement
is expected
to
apply
to
ships (i)
contracted on
or after
January 1,
2027, (ii)
in the
absence of
a building
contract, constructed
on or
after
July 1, 2027, or (iii) delivered on or after January 1,
2031. The EPA promulgated equivalent (and in some

senses
stricter)
emissions
standards
in
2010. Tier
III
requirements
could
apply
to
additional
areas
designated for Tier
III NOx in the
future. In April 2025, MEPC
83 also adopted amendments (expected to
enter into force late
2026 and early 2027)
to the NOx Technical Code 2008, which allows
ships to optimize
fuel
consumption
based
on
their
operational
profile,
thus
improving
energy
efficiency,
while
ensuring
compliance
with
NOx
emission
requirements.
As
a
result
of
these
designations
or
similar
future
designations, we may be required to incur additional operating or other costs.
At the
MEPC 70,
Regulation 22A
of MARPOL
Annex VI became
effective as of
March 1, 2018
and requires
ships
above
5,000
gross
tonnage
to
collect
and
report
annual
data
on
fuel
oil
consumption
to
an
IMO
database, with the
first year of data
collection having
commenced on January
1, 2019. The
IMO used such
data
as
part
of
its
initial roadmap
(through
2023)
for
developing
its
strategy to
reduce
greenhouse gas
emissions
from
ships,
as
discussed
further
below.
MEPC
83
approved
draft
amendments
to
make
the
IMO’s data collection system more accessible to the public through an anonymized database.
As of January
1, 2013, MARPOL
made mandatory certain
measures relating to
energy efficiency for
ships.
All
ships
are
now
required
to
develop
and
implement
a
Ship
Energy
Efficiency
Management
Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels
per
capacity
mile
as
defined
by
the
Energy
Efficiency
Design
Index (“EEDI”).
Additionally,
MEPC
75
adopted amendments
to MARPOL Annex
VI which brought
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
draft
should be used when
determining the deadweight.
These amendments entered
into force on May
1, 2024.
In July 2023, MEPC 80 approved the
plan for reviewing CII regulations and guidelines, and
in April 2025,
MEPC
83
adopted
amendments
to
2021
Guidelines
on
operational
carbon
intensity
reduction
factors,
which
outline methods
for
determining CII
reduction factors
from
2023 and
now
includes newly
defined
factors from 2027 to 2030.
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
Furthermore,
cybersecurity
guidance
and
regulations
have
been
developed
in
an
attempt
to
combat
cybersecurity
threats.
For
new
ships
and
offshore
installations
contracted
for
construction
on
or
after
January
1,
2024,
the
International
Association
of
Classification
Societies
(“IACS”)
now
requires
vessel
owners,
yard
and
suppliers
to
build
cybersecurity
barriers
into
their
systems
and
vessels,
requiring
compliance across
the full
spectrum of
critical on-board
control and
navigation systems.
In addition
to these
requirements, the Company
is actively addressing
the European
Union's Network
and Information
Security
(NIS2)
Directive.
During
2025,
we
completed
a
comprehensive
NIS2
Gap
Analysis
and
have
initiated
remediation of findings to
ensure compliance with these
enhanced cybersecurity obligations. On July
16,
2025,
the
U.S.
Coast
Guard’s
final
rule,
Cybersecurity in
the
Martine
Transportation
System,
went
into
effect.
Under
this
rule,
all
regulated
entities
are
required
to
develop
Cybersecurity
and
Cyber
Incident
Response
Plans,
designate
a
Cybersecurity
Officer
to
implement
plans,
and
to
report
certain
cyber
incidents to the
National Response Center.
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
The MEPC maintains guidelines for approval of ballast water management systems (G8).
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
2023, the new
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
Permit (“VGP”) program and
current Coast Guard
ballast
water management regulations adopted
under the U.S. National
Invasive Species Act. VIDA establishes
a
new
framework
for
the
regulation
of
vessel
incidental
discharges
under
the
CWA,
requires
the
EPA
to
develop
performance
standards
for
those
discharges
within
two
years
of
enactment,
and
requires
the
USCG
to
develop
implementation,
compliance,
and
enforcement
regulations
within
two
years
of
EPA’s
promulgation
of
standards.
In
October
2024,
the
EPA
finalized
its
rule
on
Vessel
Incidental
Discharge

Standards
of
Performance,
which
means
that
the
USCG
must
now
develop
corresponding
regulations
regarding ballast water within two years of that date.
Under
VIDA,
all
provisions
of
the
2013
VGP
and
USCG
regulations
regarding
ballast
water
treatment
remain in force and
effect until the EPA and USCG
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
as
part of its
“Fit-for-55” legislation
to reduce net
greenhouse gas emissions
by at least
55% by 2030.
This will
require shipowners to
buy permits to
cover these emissions.
On December
18, 2022, the
Environmental
Council and European Parliament agreed on a gradual introduction of obligations for shipping companies
to surrender allowances equivalent to a portion of their carbon emissions:
40% for verified emissions from
2024, 70% for
2025 and 100%
for 2026. Most
large vessels will
be included in
the scope of
the EU ETS
from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and
in the EU ETS from
2027. General cargo vessels
and off-shore vessels between 400-5,000
gross
tonnage
will be included in
the MRV regulation
from 2025 and their
inclusion in EU ETS
will be reviewed in
2026.
Furthermore, starting from
January 1, 2026,
the ETS regulations
will expand to
include emissions of
two
additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025,
the EU adopted the
FuelEU Maritime regulation,
a proposal included
in the "Fit-for-
55" legislation. FuelEU Maritime
sets requirements on
the annual average GHG
intensity of energy
used
by
ships
trading
within the
EU
or
European
Economic Area
(EEA).
This intensity
is
measured
as GHG
emissions
per
energy
unit
(gCO2e/MJ)
and,
in
turn,
GHG
emissions
are
calculated
in
a
well-to-wake
perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of
fuel, in addition
to emissions from
energy used on
board the ship.
The baseline for
the calculation is the
average well-to-wake GHG intensity
of the fleet
in 2020: 91.16 gCO2e/MJ.
This will
start at
a 2%
reduction in
2025, increasing
to 6%
in 2030,
and accelerating
from 2035
to reach
an 80%
reduction by 2050.
Compliance with
the Maritime
EU ETS
and FuelEU
Maritime regulations
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
is not a party to the Paris Agreement.
At
MEPC
70
and
MEPC
71,
a
draft
outline
of
the
structure
of
the
initial
strategy
for
developing
a
comprehensive
IMO
strategy
on
reduction
of
greenhouse
gas
emissions
from
ships
was
approved.
In
accordance with this roadmap, in April 2018, nations at
the MEPC 72 adopted an initial strategy to reduce
greenhouse
gas
emissions
from
ships.
The
initial
strategy
identifies
“levels
of
ambition”
to
reduce
greenhouse gas
emissions and
notes that
technological innovation,
alternative fuels
and/or energy
sources
for international shipping will be
integral to achieve the overall ambition.
These regulations could cause us

to incur additional substantial expenses. At MEPC
77, the Member States agreed to initiate
the revision of
the Initial
IMO Strategy
on Reduction
of GHG
emissions from
ships, recognizing
the need
to strengthen
the
“levels
of
ambition.” In
July
2023, MEPC
80 adopted
the
2023 IMO
Strategy
on
Reduction of
GHG
Emissions from Ships (the
“2023 IMO Strategy”), which
builds upon the initial
strategy’s levels of ambition.
The
revised
levels
of
ambition
include
(1)
further
decreasing
the
carbon
intensity
from
ships
through
improvement
of
energy efficiency;
(2)
reducing
carbon
intensity
of
international shipping;
(3)
increasing
adoption of
zero or
near-zero emissions
technologies, fuels,
and energy
sources; and
(4) achieving
net
zero GHG
emissions from
international shipping.
Furthermore, the
following indicative
checkpoints were
adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual
GHG emissions from international shipping by at least 20%, striving for
30%, by 2030, compared to 2008
levels; and (2) reduce the
total annual GHG emissions
from international shipping
by at least 70%, striving
for 80%, by
2040, compared
to 2008 levels.
As part of
the 2023 IMO
Strategy, MPEC also created
the IMO
Net-zero Framework, which
will combine mandatory
emissions limits and
GHG pricing across
the industry.
The IMO
Net-zero Framework
was approved
at MEPC
83 (Spring
2025) for
potential adoption
in Spring
2026 and will
eventually be included
in Annex VI.
Under these draft
regulations, ships will
be required to
reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting
above GFI
thresholds will
have to
acquire remedial
units to
balance its
deficit emissions,
while those using zero or near-zero GHG technologies will
be eligible for financial rewards.
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
ships under its authority,
conform to relevant international
standards,
in regard to construction,
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
The 12
P&I Associations
that comprise
the International
Group insure
approximately 90%
of the world’s
commercial
tonnage
and
have
entered
into
a
pooling
agreement
to
reinsure
each association’s
liabilities. The
International
Group’s
website
states
that
the
Pool
provides
a
mechanism
for
sharing
all
claims in
excess of
US$10 million
up to,
currently,
approximately US$8.9
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
other operating
expenses, are
calculated by
dividing vessel
operating
expenses by ownership days for the relevant period.
The following table reflects such factors for the periods indicated:
As of and for the
Year Ended December 31,
2025 2024 2023
Fleet Data:
Average number of vessels (1)
36.7 38.9 41.1
Number of vessels at year-end
36.0 38.0 40.0
Weighted average age of vessels at year-end (in
years)
12.1 11.3 10.5
Ownership days (2)
13,406 14,219 14,986
Available days (3)
13,014 14,057 14,867
Operating days (4)
12,969 14,009 14,824
Fleet utilization (5)
99.7% 99.7% 99.7%
Average Daily Results:
Time charter equivalent (TCE) rate (6)
$ 15,454 $ 15,267 $ 16,713
Daily vessel operating expenses (7)
5,986 5,808 5,704
The following table reflects the calculation of our TCE rates for the periods presented:
Year Ended December 31,
2025 2024 2023
(in thousands of U.S. dollars, except for TCE rates, which
are expressed in U.S. dollars, and available days)
Time charter revenues
$ 213,541 $ 228,209 $ 262,098
Less: voyage expenses
(12,417) (13,607) (13,621)
Time charter equivalent revenues
$ 201,124 $ 214,602 $ 248,477
Available days
13,014 14,057 14,867
Time charter equivalent (TCE) rate
$ 15,454 $ 15,267 $ 16,713
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
exposed to
the
risk of declining charter rates, which
may have a material adverse impact
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
on
our
business,
financial condition,
results
of
operations
and
cash
flows.
Revenues derived
from
time
charter agreements in 2025 decreased compared to previous years due to the decrease in the size of our fleet following vessel sales described elsewhere in this annual report.
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
and health,
safety,
quality (HSQ)
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
General and administrative expenses are
not affected significantly by
the size of the
fleet.
However, they
are affected by the exchange rate of Euro to US Dollars,
as about half of our administrative expenses are
in Euro.
Interest and Finance Costs
We incur
interest expense and
financing costs
in connection with
vessel-specific debt,
senior unsecured
bond and finance liabilities. As of December 31, 2025 our aggregate debt amounted to $529.2 million and
our finance
liabilities amounted
to $114.1
million. During
2023, we
replaced LIBOR,
being the
reference
rate to
calculate interest
expense in
our loan
facilities having
a floating
rate, with
term SOFR.
Interest rates,
which had
been increasing
since the
beginning of
2022, started
to decrease
in the
third quarter
of 2024
and continued to decline until the end of 2025.
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
return on investment
include:
●
rates and periods of charter hire;
●
levels of vessel operating expenses;
●
depreciation expenses;
●
financing costs;
●
global conflicts;
●
inflation, and
●
fluctuations in foreign exchange rates.

Results of Operations
Year ended December 31, 2025 compared to the year ended December 31, 2024
Time charter
revenues.
Time charter
revenues decreased
by $14.7
million, or
6%, to
$213.5 million
in 2025,
compared to $228.2 million in 2024. The decrease was primarily due to a decrease in the size of the fleet
resulting from
the sale
of two
vessels during
2025, which
decreased operating
days during
2025, compared
to last year.
Operating days declined to
12,969 in 2025 from
14,009 in 2024.
This reduction was partially
offset by
higher average time charter
rates, as reflected in
our TCE rate
of $15,454 in 2025
compared to
$15,267 in 2024.
Voyage
expenses.
Voyage
expenses
decreased
by
$1.2
million,
or
9%,
to
$12.4
million
in
2025
as
compared
to
$13.6 million
in
2024.
This
decrease was
mainly
attributable to
lower commissions,
which
amounted
to
$10.8
million
in
2025,
compared
to
$11.6
million
in
2024.
A
further
decrease
was
due
to
voyage and port expenses, which declined to $0.9 million in 2025 from $1.2 million in 2024.
Vessel operating expenses. Vessel operating expenses decreased by $2.4 million, or 3%, to $80.2 million in 2025 compared to $82.6 million
in 2024. The decrease was mainly
attributable to fewer ownership
days
in
2025
following
the
sale
of
two
vessels
discussed
above.
This
decrease was
partially
offset
by
a
3%
increase in
daily vessel
operating expenses,
which rose
to $5,986
in 2025,
from $5,808
in 2024,
mainly
due to higher crew-related costs.
Depreciation
and
amortization
of
deferred
charges.
Depreciation
and
amortization
of
deferred
charges
increased by $1.8
million, or 4%, to $46.5
million in 2025, compared
to $44.7 million
in 2024. The increase
was primarily due
to higher amortization
of deferred
drydock costs, as
fourteen vessels underwent
drydock
surveys in 2025 compared to six vessels
in 2024.
This increase was partially offset
by lower depreciation
expenses resulting from reduced ownership days following the sale of two vessels during 2025.
General and
administrative expenses
. General and admini strati
ve expenses
increased by
$0.7 million,
or
2%, to $34.1 million in 2025 compared to $33.4 million in 2024. The increase was primarily driven by higher payroll
and legal
expenses, partially
offset by lower
tax expenses.
Additionally, as
almost half
of our general
and
administrative
expenses
are
denominated
in
Euro,
general
and
administrative
expenses
were
also
affected by movements in the euro/U.S. dollar exchange rate during 2025.
Management fees to a related party.
Management fees to a related party decreased by $0.1 million, or 8%, to $1.2 million in 2025, compared
to $1.3 million in 2024.
The decrease was attributable to a
reduction in the
number of vessels managed by DWM in 2025,
following the sale of one managed vessel during the year.
Gain on sale of
vessels.
Gain on sale of
vessels decreased by $2.1
million, or 36%, to
$3.7 million in 2025
due to the sale of vessels Alcmene and Selina, compared to $5.8 million in 2024 which related to the sale of vessels
Artemis and
Houston
.
Interest expense and finance costs.
Interest expense and finance costs decreased by $4.5 million or 9% to
$43.0 million
in 2025
compared to
$47.5 million
in 2024.
The decrease
was mainly
due to
lower average
interest rates in 2025 compared to 2024.
Interest and
other income
. Interest and other income decreased by $0.9 million, or 11%, to $7.5 million in
2025
compared
to
$8.4
million
in
2024.
The
decrease
was
mainly
attributable
to
a
lower
amount
of
time
deposits placed
during 2025
and further
impacted by
lower deposit
rates achieved
in 2025
compared to
2024.
Loss on extinguishment of debt. In 2024, the loss on extinguishment of debt consisted of the prepayment of the 8.375%
Senior Unsecured
bond at
a price
equal to
103.35% of
nominal value,
with the
proceeds from
the new bond.

Gain/(loss)
on derivatives. In
2025, loss on
derivates amounted to
$0.2 million,
as compared to
a gain of
$0.3
million
in
2024.
Gain/(loss)
on
derivative
instruments
reflects
the
decrease
in
interest
rates
affecting
the
change in
fair value
of the
interest rate
swap dated
July 6,
2023, which
we entered
into with
DNB for
a notional
amount of $30
million, under which we
pay a fixed
rate of 4.268% and
receive floating interest based
on term
SOFR.
Gain/(loss) on
related party
Investments. Loss
on related
party investments
amounted to
$1.1 million
in 2025.
The loss primarily reflected
the dilution of the
Company’s common stock holdings
in OceanPal arising from
multiple common
stock issuances
and the
impact of
a reverse
stock split,
which resulted
in a
$4.1 million
loss. This was partially
offset by a $3.0
million gain on the
sale of the Company’s
500,000 Series B Preferred
Shares of OceanPal,
representing the excess of
the sale proceeds over
the carrying amount. This
compares
to a loss of $3.9 million
in 2024, which resulted from the
measurement of OceanPal’s common shares
at fair
value on December 31, 2024, based on the closing price of the shares on that date.
Gain/(loss) on equity securities.
Gain on
equity securities
amounted
to $14.7
million
in 2025,
compared
to a
loss of $0.4 million in
2024. In 2024, we sold equity
securities acquired in 2023, resulting in
a realized loss of
$0.4
million.
In
2025,
we
acquired
equity
securities
of
Genco
Shipping
&
Trading
Limited
(Genco)
representing 14.8% of Genco’s common stock
as of year-end. The valuation of
these equity securities at fair
value at year-end resulted in an unrealized gain of $14.7 million.
Gain
on warrants.
Gain on
warrants amounted
to $0.5
million
in 2025,
compared to
$0.7 million
in 2024,
which resulted
from the
fair value
adjustment of
the outstanding
warrants as
of December
31, 2025
and 2024,
respectively.
Loss from
equity method
investments.
Loss from
equity method
investments, amounted
to $2.8
million in
2025,
compared to $0.1
million in 2024. In
2025, the loss was
attributable to a $1.4
million loss from our
80%
interest in Ecogas, a
$0.1 million loss from
our 34% interest in
Windward, an additional $0.8
million loss from
our
25%
interest
in
Bergen
and
a
$0.5 million
loss
from
our
50%
interest
in
DWM.
In
2024,
the
loss
was
attributable to a $0.5 million loss from
our 45.87% interest in Windward, which was
partially offset by a $0.3
million gain from our 25% interest in Bergen and a $0.1 million gain from our
50% interest in DWM.
Year ended December 31, 2024 compared to the year ended December 31, 2023
For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial
Review and Prospects” in our Annual Report
on Form 20-
F,
for the year ended December 31, 2024 filed with the SEC on March 21,
2025.
B.
Liquidity and Capital Resources
Historically, we finance our short-term and long-term
capital requirements with cash
from operations, cash
at
banks,
equity
contributions
from
shareholders,
long-term
bank
debt,
finance
liabilities
and
senior
unsecured
bonds.
Our
main
uses
of
funds
have
been
capital
expenditures
for
the
acquisition
and
construction of
new vessels,
expenditures incurred
in connection
with
ensuring that
our vessels
comply
with international and
regulatory standards, repayments
of bank
loans, repurchase of
our common stock
and payment of dividends.
Our short-term
liquidity requirements include
funding the
installments for
the construction
of two
vessels
with
expected
deliveries
in
2027
and
2028,
funding
the
construction
of
an
office
building,
payments
of
committed capital under the terms of our joint ventures in Windward and Ecogas, expenditures relating to
scheduled
drydock
and
special
surveys
of
our
vessels
to
comply
with
international
and
regulatory
standards,
payments
of
interest
and
principal
installments
under
our
bank
loans,
our
bond,
and
lease
agreements and payment of dividends,
common and preferred.
Our primary sources of short-term
liquidity

include cash generated from
operating activities, available cash
balances,
proceeds from the
exercise of
warrants and vessel sales.
Our
long-term
liquidity
requirements
include
funding
our
newbuilding
vessel
installments,
interest
and
principal
payments
on
outstanding
debt,
bond,
and
lease
agreements,
loan
maturities,
payment
of
dividends,
common
and
preferred,
if
declared
by
the
board
of
directors,
expenditures
for
drydock
and
special surveys
as they become
due. Sources of
funding for
our long-term
liquidity requirements include
cash
flows
from
operations,
available
cash
balances,
bank
borrowings,
issuance
of
debt
and
equity
securities, and vessel sales.
As of
December 31,
2025 and
2024, working
capital, defined
as current
assets minus
current liabilities,
including the
current portion
of long-term
debt and
finance liabilities,
amounted to
$155.3 million
and $126.4
million, respectively.
The increase in
working capital was
primarily driven by
a $118.2
million increase
in
investments in equity
securities related to the
acquisition of 14.8% ownership
interest in Genco. Working
capital also increased by
$4.2 million due to
the reclassification of our
equity method investment
in Bergen
as
current,
resulting from
Bergen’s
sale
of
DSI Drammen
.
The
increase
was
partially offset
by a
$83.9
million decrease
in cash
and cash
equivalents and
time deposits,
mainly due
to the
maturity of
time deposits
and the
redeployment of
available liquidity
into equity
securities. Working
capital was
further affected
by
an increase
in current
liabilities, primarily
due to
a higher
current portion
of long-term
debt following
the
issuance of
a new
loan during
2025. We
believe that
our working
capital is
sufficient to
cover our
short-
term requirements.
Cash and
cash equivalents, including
restricted cash,
are primarily held
in U.S.
dollars and
amounted to
$122.3 million
as of
December 31,
2025 and
$143.7 million
as of
December 31,
2024. Restricted
cash,
non-current, which
represents minimum
liquidity requirements
under our
loan facilities,
as of December
31,
2025 and 2024, amounted to
$18 million and $19 million,
respectively.
Restricted cash, current consists
of
loan proceeds drawn during
the year maintained in
a pledged account in
order to reduce
the loan’s margin
and as
of December
31, 2025
amounted to
$53.8 million.
Time deposits with
maturities above
three months
amounted to $0 million and $63.5
million as of December 31, 2025 and
2024,
respectively. Our
cash and
cash equivalents, restricted cash and time
deposits represent our unused sources of liquidity to
meet our
short- and long-term obligations.
During 2025 and 2024, our sources and uses of cash were as
follows:
Net Cash Provided by Operating Activities
Net cash provided by operating
activities decreased by $36.0 million,
or 43%.
In 2025, net cash
provided
by
operating
activities
was
$47.5 million
compared
to
net
cash
provided
by
operating
activities
of
$83.5 million in
2024. The
decrease was
mainly attributable
to the
proceeds from
the sale
of our
investment
in equity
securities recognized in
2024, increased dry-docking
and special survey
costs incurred in
2025
and
lower
operating
cash
inflows,
primarily
reflecting
reduced
operating
days
following
the
sale
of
two
vessels during the year.
Net Cash Used in Investing Activities
Net
cash
used
in
investing activities
was
$32.0 million
for
2025,
which
consists
of
$1.5
million
paid
for
vessels under
construction and
improvements; $23.0 million
of proceeds
from the
sale of
two vessels
in
2025; $118.3 million paid to acquire investments,
net of a $3.5 million
return of capital from our
investment
in Windward;
$3.0 million proceeds
from the sale
of the Series
B Preferred shares
of OceanPal; a
$63.5
million
decrease
in
time
deposits
with
maturity
above
three
months;
and
$1.7
million
relating
to
the
acquisition of property and equipment.

Net cash
used in
investing activities
was $39.8
million for
2024, which
consists of
$20.5 million
paid for
vessels under
construction and
improvements; $35.2 million
of proceeds
from the
sale of
two vessels
in
2024; $27.2 million
paid to acquire
investments in Windward;
increased investment
by $23.5 million
in time
deposits
with
maturity
above
three
months;
and
$3.7
million
relating
to
the
acquisition
of
property
and
equipment.
Net Cash Used in Financing Activities
Net cash used in
financing activities was $36.9 million
for 2025, which
mainly consists of $55.0
million of
proceeds
from
the
issuance
of
long
term
debt;
$58.2
million
of
repayments
of
bank
debt
and
finance
liabilities;
$23.0 million of
payments for the
repurchase of common
stock; $5.8 million
and $4.6 million
of
cash dividends
paid on
our preferred
and common
stock, respectively;
and $0.4
million of
finance costs
paid in connection with the new loan agreement.
Net cash used in financing activities was $21.7
million for 2024, which consists of $117.2 million proceeds
from issuance
of long term
debt; $123.0 million
of bank
debt and
finance liabilities that
we repaid; $24.2
million proceeds from issuance of common stock; $5.8 million and $29.0 million of cash dividends paid on
our preferred and
common stock,
respectively; and
$5.3 million
of finance
costs paid in
relation to new
loan
agreements.
For a detailed
discussion of
cash flows
for the
year ended
December 31,
2024 compared
to the year
ended
December 31, 2023 please see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and
Capital Resources”
included in
our
2024 Annual
Report filed
on Form
20-F with
the SEC
on
March 21,
2025.
Commitments for Capital Expenditures
As of the
date of this annual report,
we have outstanding commitments amounting to:
(i) $73.6 million for
the construction of two 81,200 dwt methanol dual-fuel newbuilding Kamsarmax dry bulk vessels expected
to be
delivered in
the third
quarter of
2027 and
the first
quarter of
2028; (ii)
€9.4 million
under our
joint
venture agreement with Windward;
(iii) $8.2 million remaining commitment to
Ecogas for the construction
of
two
7,500
cbm
LPG
vessels
with
expected
deliveries
in
2027
and
(iv)
$50.4
million
of
purchase
obligations under our lease agreements.
We also incur
capital expenditures
when our
vessels undergo
statutory (drydock
and special)
surveys. This
process may
require us to
reposition vessels from
discharging ports to
shipyard facilities, which
reduces
operating
days
during
the
period.
Additional
capital
expenditure
may
also
be
required
for
vessel
improvements needed to comply with new or upcoming regulations.
Over the next
twelve months, we
will require capital
to fund ongoing
operations, debt service,
common and
preferred dividend payments, bareboat charter hire payments, and investments.
As of the date of this annual report,
we have contracted revenues covering around 81% of our ownership days in 2026, in time
charter agreements having an average time
charter rate above our break-even rate
as of
December 31, 2025,
and we have
fixed around 9%
of our ownerships
days in 2027.
Our revenues
for the unfixed days in 2026
and 2027 will be affected by the developments in the dry bulk market and we cannot assure
you that we
will be
able to successfully
renew existing
charters at rates
sufficient to
allow
us
to
meet
all
of
our
obligations.
As
of
the
date
of
this
annual
report,
we
believe
that
contracted
and
anticipated
revenues will
result
in
internally generated
cash flows
and together
with available
cash
and
cash equivalents
will be
sufficient to
fund our
short-term and long-term
capital requirements.
In addition,
we
expect
to
finance
part
of
our
long
term
capital
requirements,
such
as
the
construction
cost
of
our
methanol vessels, with new bank debt and if needed vessel sales.

Debt instruments and guarantees
As of December
31, 2025,
we had $529.2
million of
long-term debt
under the
agreements described
below.
Secured Term Loans
On January 4,
2017, we
drew down $57.24
million, under a
secured loan
agreement with
the Export-Import
Bank
of
China,
dated
January
7,
2016,
to
finance
part
of
the
construction
cost
of
San
Francisco
and
Newport News
. The loan is payable in equal quarterly instalments of about
$1.0 million each until January
4, 2032.
On July
25, 2024,
we drew
down $167.3
million under
a new
loan agreement
with Nordea
Bank AB,
or
Nordea,
which
was
used
to
refinance
other
outstanding
agreements
with
the
same
bank.
The
loan
is
repayable in equal
quarterly instalments of $4.5
million and a
balloon instalment of $64.8
million payable
on July 25, 2030.
On
April
12,
2023,
we
entered
into
a
$100
million
term
loan
facility
with
Danish
Ship
Finance
A/S
to
refinance outstanding loan balances
with another bank and for
working capital. On October 18,
2024, we
refinanced
the
outstanding
balance
of
the
loan
with
a
new
loan
which
is
repayable
in
equal
quarterly
instalments of $2.5 million each and a
balloon of $14.3 million payable
together with the last instalment on
April 18, 2031.
On June
26, 2023,
we entered
into a
$100 million
loan agreement
with DNB
Bank ASA,
or DNB,
to refinance
an
outstanding
loan
balance with
another
bank
and
for
working
capital. The
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
amount of
$30 million
and quarterly
amortization of
$1.2 million.
Under the
interest rate
swap, we
pay a
fixed rate of
4.268% and
receive floating
under term
SOFR. The
swap has
a termination
date on
December
27, 2029, and a mandatory break on June 27, 2027, the margin reset date of the loan, according to which the swap will be terminated if the
loan is prepaid. As of December 31, 2025, the
interest rate swap was a
liability having a fair value of $0.4 million.
On September 29,
2025, we drew
down $55 million
under a loan
agreement with National
Bank of Greece,
or NBG. The loan proceeds were deposited in a pledged
account with the bank to reduce the margin. The
Company may withdraw any
part or all
of the funds from
the pledged account at
the end of
each interest
period, provided no event of default has
occurred. The loan is repayable in equal quarterly
instalments of
$1.3 million and a balloon instalment of $25.0 million payable on September
29, 2031.
Under
the
secured
term
loans
outstanding
as
of
December
31,
2025,
31
vessels
of
our
fleet
were
mortgaged with
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
As of December 31, 2024 and
2025, and the date of this
annual report, we were in compliance with
all of
our loan covenants.
Senior Unsecured Bond:
On July
2, 2024,
we issued
a bond
of $150
million nominal
value at
par and
on November
8, 2024,
we
issued an additional
amount of
$25 million
nominal value
at 102.00% of
par.
The bond proceeds
were used
to refinance the outstanding balance of our $125 million senior unsecured bond maturing in June 2026 at
a price equal to 103.35% of nominal value. The
bond has a US Dollar fixed-rate coupon
of 8.75% payable
semi-annually in arrears in January and
July of each year.
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
Guarantees
On March 30,
2023, we entered
into a corporate
guarantee with Nordea
under which we
guaranteed the
performance by Bergen Ultra of its
obligations under a loan agreement with the
bank,
maturing on March
30, 2028.
As of
December 31,
2025, the
loan had
an outstanding
balance of
$12.3 million
and was
fully
repaid
in
January
2026
after
the
sale
of
Bergen
Ultra’s
vessel.
Following
repayment
of
the
loan,
the
corporate guarantee provided to Nordea was released.

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
charter market
and the
performance of the
entire dry
bulk shipping market.
In 2025,
the BDI
ranged from a low
of 715 to a
high of 2,845 and
closed at 1,972 on
March 12, 2026. Although
there can be
no assurance
that the
dry bulk
charter market
will not
decline from
current levels,
as of
the date
of this
annual report,
we have
fixed about
81% of
our fleet
ownership days
in 2026
in time
charter agreements
having an average time
charter rate above our break-even
rate. Nevertheless, our revenues
and results of
operations in 2026 will be subject to demand for our services, the level of inflation, market disruptions and
interest rates.
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
Impairment of Vessels
Long-lived assets
are
reviewed for
impairment whenever
events
or
changes in
circumstances (such
as
market conditions,
obsolescence or
damage to
the asset,
potential sales
and other
business plans)
indicate
that the
carrying amount
of an
asset may
not be
recoverable. For
impairment testing
purposes, each
vessel
together with its
associated deferred costs
is considered
a single asset
group. When impairment
indicators
are
identified,
the
Company
compares
the
carrying
amount
of
the
asset
group
with
the
estimated
undiscounted projected net
operating cash flows
expected to result
from the use
of the asset
group over
its remaining useful life
and its eventual
disposition. If the
carrying amount exceeds
the undiscounted cash
flows,
the
asset
group
is
considered
not
recoverable
and
is
written
down
to
its
fair
value,
determined
primarily through third-party valuations.
For vessels, the
Company estimates undiscounted net
operating cash flows by
considering the historical
and projected vessel performance and utilization. A significant assumption in this analysis is the estimate
of future time charter rates for
the unfixed days, using the most
recent 10-year average of historical
1 year
time charter rates, net
of commissions, available
for each vessel class.
These estimated time
charter rates
reflect the Company’s
chartering strategy,
vessel operating history
per vessel class
and at least
one full
shipping
cycle,
where
applicable.
When
a
full
10-year
history
is
not
available,
the
average
1
year
time
charter rate of the available period is used. The
historical ten-year average rate used in 2025 to calculate
undiscounted
projected
net
operating
cash
flow
was
$13,596
for
our
Panamax,
Kamsarmax
and
Post-
Panamax
vessels,
$16,309 for
our
Ultramax vessels
and
$17,517 for
our
Capesize and
Newcastlemax

vessels, compared to $13,053, 16,626 and $16,315,
respectively in 2024. Additional assumptions include
contracted
charter
rates
for
fixed
days
based
on
existing
time
charter
contracts,
anticipated
vessel
operating expenses,
scheduled vessel maintenance
costs, fleet
utilization levels,
and estimated
residual
values based
on scrap
rates. Assumptions
are in
line with
the Company’s
historical performance
and its
expectations
for
future
fleet
utilization
under
its
current
fleet
deployment
strategy.
The
undiscounted
projected
net
operating
cash
flows
are
compared
with
the
carrying
amount
of
the
vessel,
including
its
unamortized
deferred costs.
If
the
carrying amount
exceeds the
undiscounted cash
flows, the
vessel is
written
down
to
its
fair
value,
and
the
difference
is
recognized
as
an
impairment
loss.
Although
no
impairment loss was identified or
recorded in 2025, according to
our assessment, the carrying value plus
unamortized deferred
cost of
vessels for
which impairment
indicators existed
as of
December 31,
2025,
was $281.3 million.
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
2025 and
2024 and (ii)
what we
believe the charter-free
market value of each
of our vessels was
as of December 31,
2025 and 2024, the
aggregate carrying value
of 10 and
12 of the
vessels in our
fleet as of
December 31, 2025
and 2024, respectively,
exceeded their
aggregate charter-free market value
by approximately $37 million
and $22 million,
respectively,
as noted
in the table below. This represents the approximate amount
by which we believe we
would have to reduce
our net income if we sold all
of such vessels at December 31, 2025 and
2024, on industry standard terms,
in cash
transactions, and to
a willing buyer
where we were
not under
any compulsion to
sell, and
where
the buyer was
not under any
compulsion to buy.
For purposes of
this calculation, we
have assumed that
these
10 and
12 vessels
would be
sold at
a price
that reflects
our estimate
of their
charter-free market
values as of December 31, 2025 and 2024, respectively.

Vessel Dwt Year Built
Carrying Value plus unamortized
deferred cost
(in millions of US dollars)
2025 2024
1 Alcmene 93,193 2010
-
10.1
2 Amphitrite 98,697 2012
12.5
13.2
3 Astarte 81,513 2013
15.9
17.0
4 Atalandi 77,529 2014
15.1
16.0
5 Crystalia 77,525 2014
14.8
15.7
6 Electra 87,150 2013
12.8
13.4
7
G.P.
Zafirakis
179,492 2014
22.6
23.8
8 Ismene 77,901 2013
10.6
11.1
9 Leto 81,297 2010
12.4
12.1
10 Los Angeles 206,104 2012
21.4
22.4
11 Maera 75,403 2013
10.3
11.0
12 Maia 82,193 2009
11.4
12.4
13 Medusa 82,194 2010
12.0
11.8
14 Myrsini 82,117 2010
13.3
13.4
15 Myrto 82,131 2013
15.7
16.8
16 New Orleans 180,960 2015
31.3
30.4
17 New York 177,773 2010
15.3
13.7
18 Newport News 208,021 2017
37.0
38.8
19
P.S.
Palios
179,134 2013
31.4
33.3
*
20 Phaidra 87,146 2013
12.1
12.9
21 Philadelphia 206,040 2012
22.0
23.1
22 Polymnia 98,704 2012
12.8
13.5
23 San Francisco 208,006 2017
37.1
38.9
24 Santa Barbara 179,426 2015
33.7
35.7
*
25 Seattle 179,362 2011
21.0
20.2
26 Selina 75,700 2010
-
8.6
27 Semirio 174,261 2007
15.7
14.7
28 LEONIDAS P.C. 82,165 2011
18.9
*
19.5
*
29 Florida 182,063 2022
53.0
55.0
30 DSI Pyxis 60,362 2018
32.1
*
33.8
*
31 DSI Pollux 60,446 2015
27.9
*
28.4
*
32 DSI Phoenix 60,456 2017
29.5
*
31.1
*
33 DSI Polaris 60,404 2018
32.7
*
34.4
*
34 DSI Andromeda 60,309 2016
29.3
*
30.2
*
35 DSI Aquila 60,309 2015
27.8
*
28.5
*
36 DSI Pegasus 60,508 2015
27.0
*
27.3
*
37 DSI Altair 60,309 2016
28.2
*
29.7
*
38 DSI Aquarius 60,309 2016
28.0
*
29.5
*
Total
4,226,612
805
851
_______________________________
*
Indicates dry bulk
vessels for which
we believe, as
of December 31,
2025 and 2024,
the charter-free
market value
was lower than the vessel’s
carrying value plus unamortized deferred
cost. We believe that the
aggregate carrying
value
plus
unamortized
deferred
cost
of
these
vessels
exceeded
their
aggregate
charter-free
market
value
by
approximately $37 million and $22 million, respectively.

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
by 15%
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
Ultramax
$16,309 $13,276
Panamax/Kamsarmax/Post-Panamax
$13,596
$9,960
Capesize/Newcastlemax $17,517 $12,954

It should be
noted that
as of December
31, 2025,
ten of our
vessels, having
indication of
impairment, would
be affected by a reduction
in time charter rates
below the average
break-even rate. Additionally, the use of
the
1-year,
3-year
and
5-year
average
blended
rates
would
not
have
any
effect
on
the
Company’s
impairment analysis and as such on the Company’s results of operations:
Vessel type
1-year
(period)
Impairment
charge
(in USD
million)
3-year
(period)
Impairment
charge
(in USD
million)
5-year
(period)
Impairment
charge
(in USD
million)
Ultramax $14,089 - $15,319 - $18,609 -
Panamax/Kamsarmax/Post-
Panamax $12,929 - $13,759 - $16,719 -
Capesize/Newcastlemax $22,074 - $20,482 - $21,105 -
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
Name
Age
Position
Semiramis Paliou
51
Class III Director and Chief Executive Officer
Simeon Palios
84
Class I Director and Chairman
Ioannis Zafirakis
54
Class III Director and President
Anastasios Margaronis
70
Class I Director
Kyriacos Riris
76
Class II Director
Apostolos Kontoyannis
77
Class III Director
Eleftherios Papatrifon
55 Class II Director
Simon Frank Peter Morecroft 66 Class II Director
Jane Sih Ho Chao 49 Class I Director
Maria Dede 53 Co-Chief Financial Officer and Treasurer
Margarita Veniou 47 Chief Corporate Development, Governance &
Communications Officer and Secretary
Maria Christina Tsemani 47 Chief People & Culture Officer
Evangelos Sfakiotakis 54
Chief Technical
Investment Officer
The term of our
Class I directors expires
in 2027, the
term of our Class
II directors expires in
2028, and the
term of our Class III directors expires in 2026.
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
War
Risks. She
also
served as
a Director
of OceanPal
Inc. (NASDAQ:
SVRN) from
April 2021
until October
2025 and
as the
Chairperson of the
Board of Directors
and of
the Executive Committee
of OceanPal Inc.
from November
2021 until October 2025.
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
Ms.
Paliou obtained
her BSc
in Mechanical
Engineering from
Imperial College,
London and
her MSc
in
Naval
Architecture
from
University
College,
London.
She
completed
courses
in
“Finance
for
Senior
Executives”,
in
“Authentic
Leader
Development”
and
a
certificate
program
on
“Sustainable
Business
Strategy” all at
Harvard Business
School. Ms. Paliou
is also the
daughter of Simeon
Palios, the Company’s
Chairman.
Simeon P. Palios
has
served
as
the
Chairman
of
the
Board
of
Directors
of
Diana
Shipping
Inc.
since
February
2005
and
a
Director
of
the
Company
since
March
1999.
He
served
as
the
Company’s
Chief
Executive Officer
from February 2005
until February 2021.
Until December 2025,
Mr.
Palios also served
as the President of Diana Shipping Services S.A. which was
formed in 1986. Mr. Palios has experience in
the shipping industry
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
Foundation,
Academy
of
Athens”.
He
holds
a
bachelor's
degree
in
Marine
Engineering
from
Durham
University.
Ioannis Zafirakis
has served as
a Director of
Diana Shipping
Inc. since February
2005. Mr. Zafirakis is
the
President
of
the
Company
since
January
2026.
He
is
also
member
of
the
Executive
Committee
of
the
Company.
Mr.
Zafirakis has held various
executive positions such as
the Secretary of the
Company,
Co-

Chief
Financial
Officer,
Treasurer,
Chief
Strategy
Officer,
Company’s
Chief
Financial
Officer,
Chief
Operating
Officer,
Executive
Vice-President
and
Vice-President.
He
is
the
Managing
Director
of
Diana
Shipping Services
S.A. since
January 2026.
Mr.
Zafirakis served
as the
Chief
Strategy Officer
and Co-
Chief
Financial
Officer
of
Diana
Shipping
Services
S.A.
since
January
2025.
Prior
to
this,
he
was
the
company’s Chief Financial
Officer from March
2020 (Interim
Financial Officer
until February
2021) and
held
the positions of Director and Treasurer. Also, he served as a Director of OceanPal Inc. (NASDAQ: SVRN)
from
April
2021
to
February
2026.
He
has
also
served
as
the
President,
Secretary
and
Interim
Chief
Financial
Officer
of
OceanPal
Inc.
from
November
2021
to
April
2023.
He
was
also
member
of
the
Executive Committee of OceanPal Inc. until February 2026.
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
Anastasios C. Margaronis
has served as a Director
of Diana Shipping Inc. since
February 2005. He also
served as President and as a member of the Executive Committee of the Company until December 2025.
Since
January
2026,
Mr.
Margaronis
has
been
a
member
of
the
Nominating
Committee
and
the
Sustainability Committee
of the
Company.
Mr.
Margaronis was
the Deputy
President of
Diana Shipping
Services S.A., where he also
served as a Director
and Secretary until January 2026.
Mr. Margaronis has
experience in the shipping industry, including
in ship finance and insurance, since 1980. Prior to February
21, 2005, Mr.
Margaronis was employed by Diana Shipping Agencies S.A.
in 1979 and performed on our
behalf
the
services
he
performed
as
President
of
Diana
Shipping
Inc.
until
December
2025.
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
of
Diana
Shipping
Inc.
since
February
2023.
He
also
serves
as
the
Chairperson
of
the
Company’s
Nominating Committee since May 2025.
Prior to this appointment, he served
as Chief Operating Officer of
the Company
from March
2021 to
February 2023.
Mr.
Papatrifon also
serves as
a Director
of OceanPal
Inc. (NASDAQ: SVRN) and a member of its Executive Committee, positions he has held since November
2021. From November 2021 to January 2023, he served as Chief
Executive Officer of OceanPal Inc.

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
Kyriacos Riris
has served as a Director of Diana Shipping Inc. since March 2015. Since May 2022, he is the
Chairman of
the
Audit Committee
of the
Company.
Mr.
Riris was
also a
member of
the
Company’s
Nominating Committee from May 2015 until his voluntary resignation in
December 2025.
Mr. Riris
served in various positions in PricewaterhouseCoopers (PwC), Greece, including Deputy Senior
Partner, Managing Partner of the Audit and
the Advisory/Consulting Service lines.
From 2009 to 2014, Mr.
Riris served as Chairman
of the Board of
Directors of PricewaterhouseCoopers
(PwC), Greece. Prior to
its
merger with
PwC, Mr. Riris
was employed
by Grant
Thornton, Greece,
where in
1984 he
became a
Partner.
From 1976 to 1982, Mr. Riris was employed by Arthur Young, Greece.
Since
November
2018,
Mr.
Riris
has
served
as
the
vice
Chairman
of
the
Board
of
Titan
Cement
International S.A., a
Belgian corporation, while
also retaining the
position as Chairman
of the Audit and
the
Risk Committee of the Group, since that date.
Mr.
Riris
holds
a
degree
from
Birmingham
Polytechnic
(presently
Birmingham
City
University)
and
completed his professional qualifications with the Association of
Certified Chartered Accountants (ACCA)
in the UK in 1975, becoming a Fellow of the Association of Certified and Chartered Accountants in 1985.
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
Business
Administration and Finance from Boston University.
Simon Morecroft
has served as an independent
Director of Diana Shipping Inc.
since May 2022 and as
a
member
of
the
Company’s Compensation
Committee since
May
2025. He
also
serves
as
a
Director
of
Enarxis Ltd,
a shipping
consultancy company.
Mr.
Morecroft spent
his career
in the
shipbroking industry
as a Sale
and Purchase
broker. He joined Braemar
Shipbrokers Ltd
(now Braemar PLC)
in 1983
becoming
a director in 1986
and remained on
the board until
his retirement in August
2021. During this
time Braemar
grew from a boutique
broking operation into
one of the world’s
most successful fully
integrated shipbroking
companies with a listing on the London Stock Exchange.
Mr. Morecroft graduated from Oxford University in 1980 with a Masters in PPE.
Jane Chao
has served as an independent Director of Diana Shipping Inc. since February 2023. She also serves as
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
Maria
Dede
has
served
as
Co-Chief
Financial
Officer
of
Diana
Shipping
Inc.
since
January
2025
and,
effective
January 1,
2026, also
holds
the
position of
Treasurer.
Prior to
these
roles,
Ms.
Dede
was
the
Company’s Chief Accounting Officer from September
2005. Additionally, she has been Co-Chief Financial
Officer of
Diana Shipping Services
S.A. since January
2025, having previously
served as the
company’s
Finance Manager and Chief Accounting Officer of the Company.
Ms. Dede began her career in 1996 at Venus
Enterprises S.A., a ship-management company, where she
held various positions primarily in accounting and
supplies until 2000. She then joined
the Athens branch
of
Arthur Andersen
in 2000,
which merged
with Ernst
& Young
(Hellas) in
2002, serving
as an
external
auditor for shipping companies until 2005.
She holds
a Bachelor’s
degree in
Maritime Studies
from the
University of
Piraeus, a
Master’s degree
in
Business Administration
from the ALBA
Graduate Business
School of
the American College
of Greece
and
a Master’s degree in Auditing and Accounting from
the Greek Institute of Chartered Accountants.
Margarita
Veniou
has
served
as
the
Chief
Corporate
Development,
Governance
&
Communications
Officer
of
Diana Shipping
Inc.
since
July
2022
and effective
January 1,
2026
also
holds
the
position of
Secretary
of
the
Board of
Directors
of
Diana Shipping
Inc.
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
OceanPal Inc. (NASDAQ: SVRN)
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
since July 2022 and,
as of
January
2026,
as
Chief
People
&
Culture
Officer.
Ms.
Tsemani
also
serves
as
HR
Manager
of
Diana
Shipping Services S.A., a position she has held since October 2020.
Ms.
Tsemani
has over
20 years
of experience
in human
resources across
multinational companies
and
institutional
organizations.
Prior
to
joining
Diana
Shipping,
she
served
as
People
Acquisition
and
Development Manager of
Vodafone Greece.
During her career in
Vodafone from
2008 to 2020,
she held
various senior roles, including Senior HR Business Partner and Organizational Effectiveness and Reward
Manager. From 2004
to 2008,
Ms. Tsemani worked as
a Senior
HR Consultant
in PricewaterhouseCoopers
(PwC).
From
2001
to
2004,
she
served
as
a
Project
Manager
in
the
European
Commission,
based
in

Luxembourg.
Ms. Tsemani
holds a
bachelor’s degree
in Mathematical
Sciences and
a Master’s
of Science
in Applied
Statistics from the University of Oxford, UK.
Evangelos Sfakiotakis
has served as the
Chief Technical Investment Officer of Diana
Shipping Inc. since
January 2026.
Mr.
Sfakiotakis is
also the
Chief Operating
Officer of
Diana Shipping
Services S.A.
since
September 2022,
overseeing the
operational performance
and strategic
management of
a fleet
of more
than
30 bulk
carriers. With
more than
25 years
of experience
across the
shipping industry,
he has
held
senior
leadership
roles
in
technical,
fleet,
and
corporate
operations
within
major
ship-management
organizations.
Before joining
Diana Shipping
Services S.A. in
2022, he
served as
Chief Operating
Officer of Pavimar
S.A.,
managing a
diverse fleet
of carriers,
container vessels,
and tankers.
Earlier,
he spent
over a
decade at
TMS Tankers
Ltd, where he progressed from Fleet Manager to
Technical
Manager, supervising a
fleet of
up
to
50
tankers
(VLCC,
Aframax,
Suezmax,
Handymax).
His
responsibilities
covered
full
technical
operations, strategic planning, and the oversight of both Technical and Purchasing Departments.
Mr.
Sfakiotakis holds a
Diploma in
Mechanical Engineering
from the
University of
Patras and
completed
extensive postgraduate
research in
mechanical engineering,
contributing to
scientific publications
in the
fields of computational mechanics, gear technology, and structural analysis.
B.
Compensation
Aggregate executive
compensation (including
amounts paid
to Steamship)
for 2025
was $6.0
million. Since
June 1, 2010, Steamship, a related party,
as described in "Item 7. Major Shareholders and
Related Party
Transactions—B. Related
Party Transactions"
has provided
to us
brokerage services.
Under the
Brokerage
Services
Agreement
in
effect
during
2025,
brokerage
fees
amounted
to
$3.9
million
and
we
also
paid
commissions
for
vessel
sales
and
purchases
amounting to
$0.4
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
of the member
of the audit
committee who
receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2025, fees
and expenses of our non-executive directors amounted to $0.5 million.
We do not have a retirement plan for our officers or directors.
Equity Incentive Plan
In November 2014, our board of directors approved, and the Company adopted the 2014
Equity Incentive
Plan for 5,000,000
shares of common
stock, amended on
May 31, 2018
to increase the
shares of common
stock to
13,000,000 and
further amended
on January
8, 2021,
referred to
as “the
Plan”, to
increase the
number
of
shares
of
common
stock
available for
the
issuance
of
equity awards
by
20,000,000
shares.
Currently, 1,394,759 shares remain reserved for issuance under the Plan.
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
In
February
2025
and
2026,
our
board
of
directors
awarded
an
aggregate
of
2,000,000
shares
and
1,850,000 shares,
respectively,
of restricted
common stock to
executive and non-executive
directors. All
restricted shares
vest ratably
over a
period of
three years
and are
subject to
forfeiture until
they vest.
In
addition,
in February
2026,
our board
of directors
also awarded
5,900,000 restricted
common shares
to
executive
and
non-executive
directors,
that
vest
ratably
over
a
period
of
six
years.
Unless
they
forfeit,
grantees
have the
right to
vote, to
receive and
retain all
dividends paid
and to
exercise all
other rights,
powers and privileges of a holder of shares.
In 2025, compensation
costs relating
to the aggregate
amount of
restricted stock
awards amounted
to $9.6
million.
C.
Board Practices
We
have
established
an
Audit
Committee,
comprised
of
two
board
members,
which
is
responsible
for
reviewing
our
accounting
controls,
recommending
to
the
board
of
directors
the
engagement
of
our
independent auditors,
and pre-approving
audit and
audit-related
services and
fees. Each
member has
been
determined by our
board of directors
to be “independent”
under the rules
of the NYSE
and the rules
and
regulations of
the SEC.
As directed
by its
written charter, the
Audit Committee
is responsible
for appointing,
and overseeing the
work of the
independent auditors,
including reviewing
and approving their
engagement
letter
and
all
fees
paid
to
our
auditors,
reviewing
the
adequacy
and
effectiveness
of
the
Company's
accounting
and
internal
control
procedures
and
reading
and
discussing
with
management
and
the
independent auditors the
annual audited
financial statements. The
members of
the Audit
Committee are
Mr. Kyriacos
Riris (chairman and financial
expert) and Mr.
Apostolos Kontoyannis (member and
financial
expert).
We have established a
Compensation Committee
comprised of two
board members, which,
as directed by
its
written
charter,
is
responsible
for
setting
the
compensation
of
executive
officers
of
the
Company,
reviewing the
Company’s incentive
and equity-based
compensation plans,
and reviewing
and approving
employment and
severance agreements.
The members
of the
Compensation
Committee are
Mr. Apostolos
Kontoyannis (chairman) and Mr. Simon Morecroft (member).
We have established a Nominating
Committee comprised of two
board members, which, as
directed by its
written
charter,
is
responsible
for
identifying,
evaluating
and
making
recommendations
to
the
board
of
directors
concerning
individuals
for
selections
as
director
nominees
for
the
next
annual
meeting
of
stockholders or to
otherwise fill board
of director vacancies.
The members of
the Nominating Committee
are Mr. Eleftherios Papatrifon (chairman) and Mr. Anastasios Margaronis (member).
We have established
a Sustainability
Committee comprised
of Mr. Apostolos Kontoyannis
(Chairman),
Ms.
Semiramis Paliou (member) and Mr.
Anastasios Margaronis (member).
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
December
31,
2025,
2024
and
2023.
Year Ended December 31,
2025 2024 2023
Shoreside
126 11 7 11 2
Seafaring
813 864 906
Total
939 981 1,018

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
Percent of
Class* Shares Owned
Common Stock,
Semiramis Paliou (1) 27,809,560 21.5%
par value $0.01 Anastasios Margaronis (2) 10,061,227 8.0%
Simeon Palios (3) 7,153,374 5.7%
F.
Laeisz GmbH (4)
7,716,757 6.2%
All other officers and directors as a group (5) 9,668,908 7.8%
* Based on 123,539,757 common shares outstanding as of
March 12, 2026.
(1)
Ms. Semiramis Paliou
indirectly may be deemed
to beneficially own
21.5% of our
outstanding
common stock
through Tuscany
Shipping Corp.,
or Tuscany, and
through 4
Sweet Dreams
S.A.,
as the result
of her ability
to control the
vote and disposition
of such entities.
The shares include
5,931,386 shares
of common
stock issuable
to Semiramis
Paliou upon exercise
of 3,527,501
warrants distributed
on December
14, 2023.
As of
December 31,
2023, 2024
and 2025,
Ms.
Semiramis Paliou owned
indirectly 20.3%, 18.4%
and 20.4%, respectively,
of our outstanding
common
stock.
Additionally,
Ms.
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
Preferred
Stock may exercise derived
from the Series D
Preferred Stock together with Common
Shares
and
any
other
voting
securities
of
the
Company beneficially
owned
by
such
holder,
shall
be
reduced to
36% of
the total
number of
votes that
may be
cast on
such matter
submitted to
a
vote of stockholders.
(2)
Mr. Anastasios
Margaronis
may
be
deemed
to
beneficially
own
8.0%
of
our
outstanding
common stock through Anamar Investments Inc. and ESX Investments Inc. as the result of his ability
to
control
the
vote
and
disposition
of
such
entities.
These
shares
include
3,014,529
shares
of
common
stock
issuable
to
Anastasios
Margaronis
upon
exercise
of
1,792,794
warrants distributed on December 14, 2023.
(3)
Mr. Simeon Palios may be deemed to beneficially own 5.7% of our outstanding common stock through
Taracan
Investments
S.A
and
Limon
Compania
Financiera
S.A.
as
the
result
of
his
ability
to
control
the
vote
and
disposition
of
such
entities.
These
shares
include
1,189,537
shares
of
common
stock
issuable
to
Symeon
Palios
upon
exercise
of
707,439
warrants
distributed on December 14, 2023.
(4)
This information is derived
from a Schedule
13D filed with
the SEC on June
12, 2025, adjusting
the percentage figure
based on the
common shares issued
and outstanding as
of the date
of
this report.
(4)
Mr.
Ioannis
Zafirakis
may
be
deemed
to
beneficially
own
4,934,878
shares,
or
3.9%
of
our
outstanding common stock, beneficially
owned through Abra Marinvest
Inc. The shares include
shares of common
stock issuable
upon exercise of
his warrants. Mr. Eleftherios
Papatrifon may
be deemed
to beneficially
own 1,800,772
shares, or
1.5% of
our outstanding
common stock.
The
shares
include
shares
of
common
stock
issuable
upon
exercise
of
his
warrants.
Mr.
Apostolos Kontoyannis may
be deemed
to beneficially
own 1,314,941
shares, or
1.1% of
our
outstanding
common
stock.
All
other
officers
and
directors
each
own
less
than
1%
of
our
outstanding common stock.
As of
March 12,
2026, we
had 79
shareholders of record,
65 of
which were located
in the
United States
and
held
an
aggregate
of
103,357,639
of
our
common
shares,
representing
82.3%
of
our
outstanding
common
shares.
However,
one
of
the
U.S.
shareholders
of
record
is
CEDE
&
CO.,
a
nominee
of
The
Depository Trust
Company,
which held 101,864,543
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

B.
Related Party Transactions
OceanPal Inc.,
or OceanPal
We own 207
shares of OceanPal’s Series
C Convertible Preferred Shares and 145,978
common shares.
On October 28, 2025, the Company sold
its 500,000 Series B Preferred Shares for
cash consideration of
$3.0
million.
to
purchasers
in
connection
with
a
PIPE
offering
by
and
between
OceanPal
and
certain
purchasers.
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
kind and has
a liquidation
preference equal to
the stated value
of $1,000 per
share.
Dividend income from the OceanPal preferred shares during 2025 amounted to $16,560.
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
2, 2021,
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
our designated
Series D
Preferred Stock,
par value
$0.01 per
share,
to Tuscany Shipping
Corp., an entity controlled by
our Chief Executive Officer,
Ms. Semiramis Paliou, for
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
our designated
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
provides us
brokerage services
for an annual
fee pursuant
to a Brokerage
Services Agreement.
In 2025, brokerage
fees, amounted
to $3.9
million and
we paid
an additional
amount of
$0.4 million
for commissions
on the
sale and
purchases of
vessels. The terms of
this relationship are currently governed
by a Brokerage Services
Agreement dated
February 25, 2026 due to expire on December 31, 2026.
Altair Travel Agency S.A.
Altair Travel Agency S.A., or Altair,
an affiliated entity that is controlled by our CEO Ms. Semiramis Paliou provides us with travel related services. Travel related expenses in 2025, amounted to $2.7 million.
Diana Wilhelmsen Management Limited
Diana Wilhelmsen
Management Limited,
or DWM,
is a
50/50 joint
venture which
provides management
services to certain
vessels in our
fleet for a
fixed monthly fee
and commercial services for
a fee charged
as a percentage of
the vessels’ gross revenues. Management fees
in 2025 amounted to $1.2
million and
commissions amounted to $0.3 million.
Bond acquisition
Officers and directors of
the Company and/or
entities affiliated with them
purchased an aggregate
of $47.3
million principal amount of our senior unsecured bond issued on July
2, 2024.

Bergen Ultra LP
Bergen Ultra LP,
or Bergen, is a limited partnership that owned until January 2026 a dry bulk carrier. One of our subsidiaries,
Diana General
Partner Inc.,
owns 3%
of the
partnership and
acts as its
General Partner
and another subsidiary, Komi Shipping Company Inc., owns 22%.
The remaining partnership interests
are
owned by unaffiliated
third parties. On
March 30, 2023,
we entered into
a corporate guarantee
with Nordea
to secure Bergen’s
obligations under
a $15.4
million loan
facility and
a commission
agreement under
which
the
Company
received
a
commission
of
0.8%
per
annum,
on
the
outstanding
balance
of
the
loan,
as
compensation for providing this guarantee
to Nordea. We have also entered
into an administrative service
agreement
under
which
DSS
provides
administrative
services
to
Bergen.
In
2025,
income
from
administrative
fees
amounted
to
$15,000,
and
we
received
$105,976
as
payment
for
the
guarantee
commission.
On November 19, 2025, Bergen entered into an agreement with an unrelated third party to sell the vessel for $26.4 million.
Upon completion of the vessel sale
and full repayment of Bergen’s loan with Nordea,
the
Company’s corporate guarantee for Bergen’s obligations under the loan was released.
Windward Offshore GmbH
Windward
Offshore
GmbH
&
Co.
KG,
or
Windward,
is
a
limited
partnership operating
an
offshore
wind
vessel
company
based
in
Germany.
One
of
our
subsidiaries,
Diana
Energize
Inc.,
or
Diana
Energize,
entered
into
a
novated
agreement
to
contribute
capital
for
Windward’s
construction
of
four
CSOVs,
ultimately
contributing
45.87%
of
Windward’s
capital.
On
May
5,
2025,
a
new
partner
was
admitted
to
Windward and the Company received Euro 3.1 million as
return of capital, which reduced the Company’s
ownership percentage to 34%. As of December 31, 2025, our investment in Windward amounted to $44.5
million consisting
of
advances to
fund
the
construction of
the
vessels,
working capital
and
our
share in
Windward’s results.
Diana Mariners Inc.
In
2023,
we
acquired
through
one
of
our
subsidiaries,
Cebu
Shipping
Company
Inc.,
or
Cebu,
a
24%
interest in Cohen Global Maritime Inc., or Cohen,
a company organized in the Republic of the
Philippines
for the purpose of providing
manning services to our vessels.
Cohen was renamed Diana
Mariners Inc., or
Diana Mariners, in August
2024. As of December
31, 2025, our investment
in Diana Mariners
amounted to
$0.4 million and
$0.8 million was
due from Diana
Mariners. As of
December 31,
2025, all of
the Company’s
ship-owning subsidiaries had entered into manning agreements with Diana Mariners.
Ecogas Holding AS.
On March 12, 2025, we entered, through our wholly owned subsidiary Diana Gas Inc., into a joint venture agreement with an unrelated party to establish
Ecogas, a company formed under the laws
of Norway,
for
the purpose of building two 7,500 cbm LPG vessels scheduled for delivery in
2027. The Company agreed
to contribute $18.5 million,
representing an 80% equity interest for the construction of the two vessels. As of December 31,
2025, our investment in
Ecogas amounted to $8.8
million, representing a
portion of our
equity contributions to fund the construction of the vessels and working capital as well as our share of the loss recognized from this investment at year-end.
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
2025
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
Note 16
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
Exhibit 2.6
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
under
Section 883
of
the
Code,
the
Company
will
be
subject
to
U.S. federal
income
taxation,
in
the
manner
discussed below,
to the extent
its Shipping Income
is considered derived
from sources within
the United
States.
In
the
year
ended
December
31,
2025,
approximately
6.5%
of
the
Company’s
shipping
income
was
attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, approximately 3.3%
of
the
Company’s
shipping
income
would
be
treated
as
derived
from
U.S. sources
for
the
year
ended
December 31, 2025. In
the absence of
exemption from U.S. federal income
tax under Section 883 of
the
Code, the Company
would have been
subject to a
4% tax on its
gross U.S. source
Shipping Income, equal
to $0.3 million for the year ended December 31, 2025.
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
of
incorporation of
each of
the Company
and its
subsidiaries
that earns
Shipping Income,
as a
qualified foreign
country.
Accordingly,
the
Company
and
each
of
the
subsidiaries
satisfy
the
Country
of
Organization
Requirement.
For the 2025
taxable year, the
eligibility of
the Company
and each
subsidiary to
qualify for
exemption under
Section 883
of
the
Code
is
wholly
dependent
upon
the
Company’s
ability
to
satisfy
either
the
50%
Ownership Test
or the Publicly Traded Test.
The 50% Ownership Test
For
purposes
of
the
50%
Ownership
Test,
“qualified
shareholders”
include:
(i)
individuals
who
are
“residents”
(as
defined
in
the
Treasury
regulations
promulgated
under
Section
883
of
the
Code
(the
“Section
883
Regulations”)
of
qualified
foreign
countries,
(ii)
corporations
organized
in
qualified
foreign
countries that meet the
Publicly-Traded Test
(discussed below), (iii) governments
(or subdivisions thereof)
of qualified foreign countries, (iv)
non-profit organizations organized in qualified foreign countries, and
(v)
certain beneficiaries
of pension
funds organized
in qualified
foreign countries,
in each
case, that
do not
beneficially
own
the
shares
in
the
foreign
corporation
claiming
the
Section
883
Exemption,
directly
or

indirectly (at any point in
the chain of ownership), in
the form of bearer shares
(as described in the Section
883 Regulations).
For this
purpose, certain
constructive ownership
rules under
the Section
883 Regulations
require looking
through the ownership
of entities
to the owners
of the interests
in those entities.
The foreign
corporation claiming
the
Section 883
Exemption based
on the
50% Ownership
Test
must obtain
all
the
facts
necessary
to
satisfy
the
IRS
that
the
50%
Ownership
Test
has
been
satisfied
(as
detailed
in
the
Section 883 Regulations) and must meet certain substantiation and reporting requirements.
The Publicly-Traded Test
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
Under
the
Treasury
Regulations, the
Company’s
common
and
preferred stock
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
However, the requirements of establishing these exemptions are onerous and there can be no assurance that the
Company will
either satisfy
the
50% Ownership
Test
or the
Publicly Traded
Test
in 2025
or in
future taxable years.
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
2025
taxable
year
and
in
the
absence
of
exemption
under Section 883 of
the Code, the Company
would be subject to
$0.3 million of U.S.
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
We
are
exposed
to
market
risks
associated
with
changes
in
interest
rates
related
to
our
loan
facilities,
under which we
pay interest at
term SOFR plus
a margin. Increases
in interest rates
could adversely affect
our results
of operations.
An increase
of 1%
in the
interest rates
of our
loan facilities
bearing a
variable
interest rate during 2025, could have increased our interest cost by approximately $3.4 million.
We expect to continue
to have debt
outstanding, which could
impact our results
of operations and
financial
condition. We manage
our interest rate
exposure by maintaining a
mix of floating
and fixed interest rates
financing agreements.
During 2022, we refinanced certain portions of our loans bearing a floating interest rate
through sale
and leaseback
transactions with
fixed rates.
In
2023, we
entered into
an
interest rate
swap for
$30 million
under which
we pay
fixed interest
and receive
floating. Through
these agreements
and our bond, which
also bears a fixed
interest rate, we
manage a portion of
our exposure to interest
rates
associated with the remaining agreements that bear floating interest rates.
As of December
31, 2025, 2024
and 2023, and
as of the
date of this
annual report, we
did not and
have
not designated any financial instruments as accounting hedging instruments.
Currency and Exchange Rates
We generate all of our revenues in U.S. dollars but incur less than half of our operating expenses (30% in
2025 and 29% in 2024) and
approximately half of our general and administrative expenses (49%
in 2025
and 46%
in 2024)
in currencies
other than
the U.S.
dollar,
primarily the
Euro. For
accounting purposes,
expenses incurred in Euros are translated
into U.S. dollars at the exchange rate
prevailing on the date of
each transaction. Because a
significant portion of our
expenses are incurred in
currencies other than the
U.S. dollar, our expenses
may from time
to time increase
relative to our
revenues as a
result of fluctuations
in
exchange
rates,
particularly
between
the
U.S.
dollar
and
the
Euro,
which
could
affect
our
results
of
operations
in
future
periods.
Currently,
we
do
not
consider
this
risk
to
be
material
to
our
results
of
operations, as in 2025 and 2024, non-US dollar
expenses represented 19% and 17%, respectively of our
revenues. Accordingly, we have not entered into derivative instruments to hedge this exposure.
While we
historically have
not mitigated
the risk
associated with
exchange rate
fluctuations through
the use
of financial
derivatives, we
may determine
to employ
such instruments
from time
to time
in the
future to
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
have
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
by the
Committee of
Sponsoring Organizations of
the Treadway
Commission (2013
Framework). Based
on
this
assessment,
management
has
determined
that
the
Company’s
internal
control
over
financial
reporting as of December 31, 2025 is effective.
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
to the
Annual Report filed
on Form
20-F on March
21, 2025,
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
Item 16C. Principal Accountant Fees and Services
a) Audit Fees
Our principal accountants,
Deloitte Certified Public
Accountants S.A.,
the member firms
of Deloitte Touche
Tohmatsu
Limited and
their respective
affiliates (collectively,
“Deloitte”) have
billed us
for audit
services.
Audit
fees
in
2025
and
2024
amounted
to
€
382,822
and
€
360,000,
or
approximately
$414,398
and
$388,000, respectively, and relate to compensation
for professional services
rendered for the audits
of our
consolidated financial statements and in connection with the review of regulatory filings.
The amount of €

382,822 consists of
€ 367,822 related
to Deloitte and
€ 15,000 to Ernst
& Young (Hellas) Certified Auditors
Accountants S.A.
b) Audit-Related Fees
Audit related fees during 2025 amounted to € 9,000,
as compared to € 51,301 in 2024 and relate
to audit
services provided in connection with the Company’s filings with the SEC.
c) Tax Fees
None.
d) All Other Fees
During 2025, we
paid fees amounting to
€17,280 related to
professional services rendered by
Deloitte in
connection with assistance provided with the Company’s cybersecurity assessment.
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
$100 million of the Company’s common shares. The
plan does not have an expiration date. During 2025,
we did
not repurchase
any shares
of common
stock and
as of
December 31,
2025 and
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
risk of cybersecurity
threats affecting our technological
environment and
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
Throughout
2025, the
Company successfully
maintained its
ISO 27001
certification, demonstrating
ongoing compliance
with
the
rigorous
requirements
of
this
internationally
recognized
standard.
The
Company's
Chief
Information Security Officer (CISO) regularly
conducts internal reviews and enhancements to ensure that
our
cyber
risk
management
framework
remains
aligned
with
ISO
27001.
In
preparation
for
evolving
regulatory
landscapes,
the
Company
also
completed
a
NIS2
Gap
Analysis
in
2025
and
has
initiated
remediation of findings to ensure future compliance.
Additionally,
we
have
established structured
processes
for
third-party
risk
management.
During
vendor
onboarding and
ongoing monitoring,
information security
assessments are
conducted.
During 2025,
this
third-party risk management
program included
a focused
web application
penetration test
on a critical
ERP
vendor, ensuring the security of our supply chain and partner ecosystem.
Cybersecurity training
is carried
out on
a company-wide
basis to
all employees
and seafarers.
During 2025,
the Company executed a multi-faceted awareness strategy. This included the release of a fully digitalized cybersecurity
awareness
training
program
specifically
for
crew
members.
Onshore,
we
implemented
gamified learning
experiences, synchronous
and asynchronous
security awareness
sessions, and
custom-
tailored
phishing
campaigns.
To
further
enhance
visibility,
we
deployed
a
new
internal
communication
mechanism
to
push
security
awareness
material
directly
to
employee
workstation
lock-screens.
The
security
team
has
further
enhanced
our
processes
and
increased
our
defenses
by
maintaining
a
cybersecurity testing program. In 2025,
this included internal penetration testing on
vessel networks and a
comprehensive
social
engineering
exercise
conducted
across
the
entire
fleet.
A
centralized
monitoring
system
is
in
place
throughout
the
year.
In
2025,
we
fully
onboarded
our
shore-based
operations
to
a
managed Security Operations Center (SOC). This partnership
enables proactive 24/7 security monitoring,

threat intelligence, and rapid
incident response. Regarding
operational resilience and
network security, we
optimized
our
fleet’s
data
consumption and
patch management
strategy during
the
year
by centralizing
Windows update deployment on vessels, significantly
reducing bandwidth usage and ensuring that critical
security
patches
are
applied
efficiently
across
the
fleet.
To
further
ensure
business
continuity
and
operational
resilience,
the
Company
successfully implemented
a
cloud-based disaster
recovery
site
for
critical applications
during 2025.
This migration
ensures that
essential business
functions can
be rapidly
restored and maintained in the event of physical or digital disruptions to our primary systems.
As emerging
technologies such
as Artificial
Intelligence become
more prevalent,
the Company
is taking
steps to ensure responsible use. In 2025, we initiated the creation of a draft AI policy to govern the usage of AI tools within
the organization. Furthermore,
we selected a
training provider for
an AI training
workshop
to upskill employees on the risks and
benefits of AI technology.
While we utilize AI-driven tools within our
security
stack
(such
as
within
our
Security
Information
and
Event
Management
—
SIEM
and
Security
Operations
Center-SOC
solutions),
we
continue
to
monitor
the
regulatory
environment
regarding
AI
disclosures.
Looking
ahead
to
2026,
our
strategic
focus
shifts
towards
hardening
our
infrastructure
and
expanding
control
over
unmanaged
assets.
Key
projects
include
the
implementation
of
Mobile
Application
Management (MAM) technology
to secure corporate
data on
unmanaged devices, and
the installation of
enterprise-grade firewalls across our vessel fleet.
We will also
prioritize the hardening of our
Azure cloud
infrastructure
and
proceed with
a
comprehensive Information
Protection project,
for
which an
RFP
was
issued in
late 2025.
Furthermore, we
will maintain
a strong
focus on
the human
factor by
continuing our
rigorous information security
training and
awareness programs, incorporating
new modules
on emerging
threats to ensure our staff and crew remain vigilant.
In parallel to these security measures,
our Company continues to actively
invest on Data Governance
and
the Data
Management, expanding its
Data Platform
over Microsoft Azure
Technologies,
which acts
as a
centralized
and
secure
source
of
truth
for
our
operations,
strengthening
the
quality
and
integrity
of
company’s informational assets.
The Data Platform
enables better, faster and more
accurate monitoring of
Company activities and improves decision making and productivity. This transition is further strengthened with the digital upskilling of relevant personnel, enabling the proper and secure use of information assets.
We are
committed to enhance
and enriching our
operational excellence through our
external 3rd parties’
inspections and audits (PSC-Vetting inspections Audits). We openly share our results and “lessons
learnt”
within the industry and organizations, we compare and
benchmark our performance and we continuously
improve our safety footprint.
Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated the
day-to-day
oversight
of
cybersecurity
and
other
technology
risks
to
the
Chief
Information
Security
Officer, who has 12 years of specialized information security experience.
This experience
includes serving
as Chief
Information Security
Officer at
Diana Shipping
Services S.A.,
Information Security Officer at Viva
Wallet, Senior IT Auditor at
First Data Corporation focusing on EMEA
region security audits, and IT
Auditor/Security Consultant at Deloitte's
Enterprise Risk Services. The
Chief
Information
Security
Officer
holds
CISA
and
CDPSE
certifications
from
ISACA,
completed
Information
Security Management Systems
(ISMS) Auditor/Lead Auditor
Training in accordance with
ISO 27001:2013,
and possesses an MSc in Digital Systems Security from the University of Piraeus.
The Chief Information
Security Officer is
responsible
for assessing, managing
and mitigating cybersecurity
threats and for
reporting cybersecurity updates, including
updates on monitoring strategies
and efforts to
prevent cybersecurity threats,
to the board
of directors on
a quarterly basis
or more often
as needed. To

support
these
efforts,
the
cybersecurity
department
expanded
its
resources
in
2025,
finalizing
the
recruitment process for additional specialized personnel who joined the team in early 2026.
Our management
team plays
a vital
role in
assessing and
managing the
Company's material
risks from
cybersecurity threats. The Chief Information Security
Officer leads our cybersecurity program, reporting to
the Digital Transformation Officer, who in turn
reports to the Chief
Executive Officer on matters
of strategic
importance. Additionally,
the Chief Information
Security Officer holds
biweekly meetings with
the CEO to
discuss emerging threats, ongoing security initiatives, and strategic cybersecurity priorities.
The Chief
Information Security
Officer reports
to the
management team
on a
semi-annual basis,
presenting
major
cybersecurity
incidents
and
key
performance
indicators
related
to
the
company's
cybersecurity
posture. Additionally, the
Chief Information
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
the
Company’s overall strategy.
Cybersecurity Threats
As of the
date of this
annual report, we
have not identified
any cybersecurity threats that
have materially
affected or are
reasonably likely
to materially
affect our business
strategy, results of operations,
or financial
condition. This assessment
is supported by
our proactive vulnerability management
program, successful
vessel audit schedule adherence, and the
lack of material breaches identified
during the fiscal year ended
December 31, 2025. For
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
2.6
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
**
2.7
Amended and Restated Statement of Designation of Rights, Preferences and Privileges of Series D
Preferred Stock of the Company (22)
2.8
Warrant Agreement dated December 14, 2023, between Computershare Inc., and its affiliate,
Computershare Trust Company, N.A. and the Registrant (including the form of the Warrants) (27)
4.1
Amended and Restated Stockholders Rights Agreement dated February 2, 2024 (7)
4.2
2014 Equity Incentive Plan (as amended and restated effective January 8, 2021)
(24)
4.8:
Brokerage Services Agreement, dated February 25, 2026
**
4.12:
Loan Agreement dated October 18, 2024 with Danish Ship Finance A/S
(28)
4.13:
Loan Agreement dated July 25, 2024 with Nordea Bank ABP
(28)
4.14:
Loan Agreement dated September 29, 2025 with National Bank of Greece
**
4.21
Administrative Services Agreement, dated October 1, 2013, by and between Diana Shipping Inc. and
Diana Shipping Services S.A. (11)
4.22
Joint Venture and Subscription Agreement with Wilhelmsen Ship Management, dated January 16,
2015 (13)
4.47:
Right of First Refusal Agreement with OceanPal Inc.
(26)
4.48:
Amended and Restated Contribution and Conveyance Agreement with OceanPal Inc.
(26)

4.50:
Loan Agreement dated June 26, 2023 with DNB Bank ASA
(25)
4.52:
Amended and Restatement Deed re Secured Loan Agreement, dated July 19, 2023
(25)
8.1
Subsidiaries of the Company**
10.5
Form of Management Agreement (9)
11.1
Amended Code of Ethics
(28)
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
Consent of Independent Registered Public Accounting Firm
**
97.1
Policy Regarding the Recovery of Erroneously Awarded Compensation (25)
.
101
The following materials
from the Company's
Annual Report on
Form 20-F for
the fiscal year
ended
December 31, 2025,
formatted in eXtensible
Business Reporting Language
(XBRL): (i) Consolidated
Balance Sheets as of December 31, 2025 and 2024; (ii) Consolidated Statements of Income for the
years ended December 31,
2025, 2024 and
2023; (iii) Consolidated
Statements of Comprehensive
Income for
the years
ended December
31, 2025,
2024 and
2023; (iv)
Consolidated Statements
of
Stockholders'
Equity
for
the
years
ended
December
31,
2025,
2024
and
2023;
(v)
Consolidated
Statements
of
Cash
Flows
for
the
years
ended
December
31,
2025,
2024
and
2023;
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
(28)
Filed
as
an
Exhibit to
the
Company’s
Annual Report
filed
on
Form 20-F
on
March
21,
2025,
and
incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly
caused and authorized the undersigned to sign this annual report on its behalf.
DIANA SHIPPING INC.
/s/ Maria Dede
Maria Dede
Co-Chief Financial Officer and Treasurer
Dated: March 13, 2026

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
F-5
Report of Independent Registered Public Accounting Firm: Ernst
& Young (Hellas)
Certified Auditors Accountants S.A. (PCAOB ID No.
1457
)
...................................................
F-7
Consolidated Balance Sheets as of December 31, 2025 and 2024
................................
...
F-8
Consolidated Statements of Income for the years ended December
31, 2025, 2024 and
2023 ................................................................
................................
................................
..
F-9
Consolidated Statements of Comprehensive Income for the years ended December 31,
2025, 2024 and 2023
................................
................................
................................
.........
F-10
Consolidated Statements of Stockholders' Equity for the years ended December 31,
2025, 2024 and 2023
................................
................................
................................
.........
F- 11
Consolidated Statements of Cash Flows for the years ended December
31, 2025, 2024
and 2023 ................................
................................
................................
...........................
F-13
Notes to Consolidated Financial Statements................................
................................
......
F-15

Report of Independent Registered Public Accounting Firm
To
the Shareholders and the Board of Directors of Diana Shipping
Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Diana
Shipping Inc. and subsidiaries
(the “Company”) as of December 31, 2025 and 2024,
the related consolidated statements
of income,
comprehensive income, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025,
and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for
each of the two years in the period ended December 31, 2025, in conformity with accounting principles
generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight
Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December
31, 2025, based on criteria established in Internal Control — Integrated
Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13,
2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
provide
a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the
financial statements that was communicated or required to be communicated to the audit committee and
that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved
our especially challenging, subjective, or complex judgments. The communication of critical audit matters
does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by
communicating the critical audit matter below, providing a separate opinion on the critical audit matter or
on the accounts or disclosures to which it relates.
Impairment of long-lived assets– Future Charter Rates for vessels with impairment indicators –
Refer to Note 2 of the consolidated financial statements.
Critical Audit Matter Description
The Company’s evaluation of vessels held for use by the Company for impairment involves an initial
assessment of each vessel to determine whether events or changes in circumstances indicate that the
carrying amount of the vessel,
including its unamortized deferred costs, may not be recoverable. As at
December 31, 2025, 10 out of 36 vessels held for use had impairment indicators.
If impairment indicators exist, the Company compares undiscounted projected net operating cash flows
to the carrying value of the respective vessel,
including its unamortized deferred costs, with impairment
indicators to determine if the vessel is required to be impaired.
When the Company’s estimate of
undiscounted projected net operating cash flows, excluding
interest charges, expected to be generated
by the use and eventual disposition of the vessel is less than its carrying amount, the Company records
an impairment loss. Impairment loss is equal to the difference between the vessel’s carrying value,
including its unamortized deferred costs and fair market value
The Company makes various assumptions and judgments to determine the undiscounted projected net
operating cash flows expected to be generated over the remaining useful life of the vessel, including
estimates and assumptions related to the future charter rates. Future charter rates are the most
significant and subjective assumption that the Company uses
for its undiscounted projected net operating
cash flows. For periods of time where the vessels are not fixed under time charter contracts, the
Company estimates the future daily time charter equivalent rate
(the “future charter rate”) for the vessels’
unfixed days based on the most recent 10-year average of historical
1 year time charter rates available
for each vessel class, as such averages take into account the volatility and cyclicality of the market.
These assumptions are based on historical trends as well as future expectations. Assumptions
are in line
with the Company’s historical performance and its expectations for future fleet deployment strategy.
We identified future charter rates for vessels with impairment indicators used in the undiscounted
projected net operating cash flows as a critical audit matter because of the complex judgements made by
management to estimate them and the significant impact these estimates have on the undiscounted
projected net cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit
procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was
Addressed in the Audit
Our audit procedures related to the future charter rates for vessels with impairment indicators used in the
undiscounted projected net operating cash flows included
the following, among others:
•
We tested the effectiveness of controls over management’s review of the impairment analysis,
including the future charter rates used within the undiscounted projected net operating cash flows.
•
We evaluated the Company’s methodology for estimating the
future charter rates utilized in the
undiscounted projected net operating cash flows by comparing them to 1) the Company’s
historical rates, 2) historical rate information of similar size vessels published by a third-party
broker and 3) other external market sources, including reports on prospective market outlook.
●
We evaluated management’s ability to accurately forecast future charter rates by comparing
actual results to management’s historical forecasts.
/s/
Deloitte Certified Public Accountants S.A.
Athens, Greece
March 13, 2026
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm
To
the Shareholders and the Board of Directors of Diana Shipping
Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Diana Shipping
Inc. and subsidiaries (the
“Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated
Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission
(COSO).
In our opinion, the Company maintained, in all material respects, effective internal control over
financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated
Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight
Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended
December 31, 2025, of the Company and our report dated March 13,
2026,
expressed an unqualified
opinion on those financial statements.
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
March 13, 2026

Report of Independent Registered Public Accounting Firm
To
the Stockholders and the Board of Directors of Diana
Shipping Inc.
Opinion on the Financial Statements
We
have
audited
the
accompanying
consolidated
statements
of
income,
comprehensive
income, stockholders'
equity
and
cash
flows
of
Diana
Shipping
Inc.
(the
Company)
for
the
year
ended
December
31,
2023,
and
the
related
notes (collectively
referred
to
as
the
“consolidated
financial
statements”). In
our opinion, the
consolidated financial statements
present fairly,
in all
material respects,
the
results
of
the
Company ‘s
operations and
its
cash flows
for the
year
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
December 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except
for share and per share data)
2025 2024
ASSETS
Current Assets
Cash and cash equivalents (Note 2 (e)) $
50,505
$
124,666
Time deposits (Note 2 (e))
-
63,500
Restricted cash, current (Notes 2(e) and 8)
53,750
-
Accounts receivable, trade (Note 2 (f))
3,739
6,565
Due from related parties (Note 4)
1,157
194
Inventories (Note 2 (g))
4,137
4,193
Prepaid expenses and other assets
8,828
7,490
Investments in equity securities (Note 5(b))
118,194
-
Investments in a related party, current (Note 5(a))
338
-
Equity method investment, current (Note 4 (b))
4,227
-
Total Current Assets
244,875
206,608
Fixed Assets:
Advances for vessels under construction (Note 6)
20,877
19,558
Vessels, net (Note 6)
777,938
833,412
Property and equipment, net (Note 7)
27,848
27,175
Total fixed assets
826,663
880,145
Other Noncurrent Assets
Restricted cash, non-current (Note 8)
18,000
19,000
Due from related parties, non-current (Note 4)
-
155
Equity method investments (Note 4)
53,875
42,826
Investments in a related party (Notes 2 (y) and
5(a))
-
4,415
Other non-current assets
31
31
Deferred costs
26,748
17,838
Total Non-current Assets
925,317
964,410
Total Assets $
1,170,192
$
1,171,018
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Long-term debt, current, net of deferred financing
costs (Note 8)
$
50,281
$
45,230
Finance liabilities, current (Note 9)
10,041
9,608
Accounts payable
10,611
8,990
Due to related parties (Note 3)
89
190
Accrued liabilities
13,444
11,896
Deferred revenue
4,970
4,235
Fair value of derivatives (Note 2 (bb) 8)
144
31
Total Current Liabilities
89,580
80,180
Non-current Liabilities
Long-term debt, net of current portion and deferred
financing costs (Note 8)
472,528
469,387
Finance liabilities, net of current portion (Note 9)
103,259
113,300
Fair value of derivatives (Note 8)
217
134
Warrant liability (Note 11(h))
1,330
1,802
Other non-current liabilities
865
1,158
Total Noncurrent Liabilities
578,199
585,781
Commitments and contingencies (Note 10)
- -
Stockholders' Equity
Preferred stock (Note 11)
26
26
Common stock, $
0.01
par value;
1,000,000,000
shares authorized and
115,787,434
and
125,203,405
issued and outstanding on December 31, 2025,
and 2024, respectively
(Note 11)
1,158
1,252
Additional paid-in capital
1,126,049
1,139,363
Accumulated other comprehensive income
3,648
312
Accumulated deficit
(628,468)
(635,896)
Total Stockholders' Equity
502,413
505,057
Total Liabilities and Stockholders' Equity
$
1,170,192
$
1,171,018
The accompanying notes are an integral part of
these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS
OF INCOME
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2025 2024 2023
REVENUES:
Time charter revenues $
213,541
$
228,209
$
262,098
OPERATING EXPENSES
Voyage expenses
12,417
13,607
13,621
Vessel operating expenses (Note 3)
80,244
82,587
85,486
Depreciation and amortization of deferred charges
46,525
44,691
49,785
General and administrative expenses (Note 3)
34,099
33,435
32,968
Management fees to a related party (Note 4(a))
1,191
1,332
1,313
Gain on sale of vessels (Note 3 and 6)
(3,663)
(5,799)
(5,323)
Other operating loss/(income)
538
(422)
(1,464)
Operating income, total $
42,190
$
58,778
$
85,712
OTHER INCOME/(EXPENSE)
Interest expense and finance costs (Note 12)
(42,951)
(47,468)
(49,331)
Interest and other income
7,505
8,369
8,170
Gain/(loss) on derivative instruments (Note 8)
(196)
274
(439)
Loss on extinguishment of debt (Note 8)
-
(3,475)
(748)
Gain on deconsolidation of subsidiary (Note 4 (b))
-
-
844
Gain/(loss) on related party investments (Note 5(a))
(1,072)
(3,905)
1,502
Gain/(loss) on equity securities (Note 5(b))
14,671
(400)
2,813
Gain on warrants (Note 11(h))
490
719
1,583
Loss from equity method investments (Note 4)
(2,810)
(146)
(262)
Total other expenses, net $
(24,363)
$
(46,032)
$
(35,868)
Net income $
17,827
$
12,746
$
49,844
Dividends on series B preferred shares (Notes 11(b) and 13)
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
12,058
$
6,977
$
44,075
Earnings per common share, basic
(Note 13)
$
0.11
$
0.06
$
0.44
Earnings per common share, diluted
(Note 13)
$
0.11
$
0.05
$
0.42
Weighted average number of common shares outstanding,
basic
(Note 13)
110,459,096
115,956,249
100,166,629
Weighted average number of common shares outstanding,
diluted
(Note 13)
110,497,640
118,655,243
101,877,142
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars)
2025 2024 2023
Net income $
17,827
$
12,746
$
49,844
Other comprehensive income - Defined benefit plan
23
4
55
Currency translation adjustment
3,313
-
-
Other comprehensive income
3,336
4
55
Comprehensive income $
21,163
$
12,750
$
49,899
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2025, 2024
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
Stock (Note 11(h))
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
Net income - - - - - - - - - -
17,827
17,827
Issuance of Restricted
Stock and
Compensation Cost
(Note 11(i)) - - - - - -
2,000,000
20
9,585
- -
9,605
Issuance of Common
Stock (Note 11(h)) - - - - - -
26,674
-
35
- -
35
Stock repurchased and
retired (Note 11(e)) - - - - - -
(11,442,645)
(114)
(22,934)
- -
(23,048)
Dividends on series B
preferred stock
($
2.21875
per share)
(Note 11(b)) - - - - - - - - - -
(5,769)
(5,769)
Dividends on common
stock ($
0.04
per share)
(Notes 11(f))
- - - - - - - - - -
(4,630)
(4,630)
Other Comprehensive
Income - - - - - - - - -
3,336
-
3,336
BALANCE,
December
31, 2025
2,600,000
$
26
10,675
$ -
400
$ -
115,787,434
$
1,158
$
1,126,049
$
3,648
$
(628,468)
$
502,413
The accompanying notes are an integral part of
these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars)
2025 2024 2023
Cash Flows from Operating Activities:
Net income $
17,827
$
12,746
$
49,844
Adjustments
to
reconcile
net
income
to
cash
provided
by
operating
activities
Depreciation and amortization of deferred charges
46,525
44,691
49,785
Amortization of debt issuance costs (Note 12)
2,139
2,372
2,620
Compensation cost on restricted stock (Note 11(i))
9,605
10,012
9,938
Dividend income
-
-
(3)
Pension and other postretirement benefits
23
4
55
(Gain)/loss on derivative instruments (Note 8)
196
(274)
439
Gain on sale of vessels (Note 6)
(3,663)
(5,799)
(5,323)
(Gain)/loss on related party investments (Note 5)
1,072
3,905
(1,502)
Loss on extinguishment of debt
-
3,475
748
Gain on deconsolidation of subsidiary
-
-
(844)
Loss from equity method investments, net of dividend (Note 4)
2,830
146
262
(Gain)/loss on equity securities (Note 5(b))
(14,671)
400
(2,813)
Gain on warrants (Note 11(h))
(490)
(719)
(1,583)
(Increase) / Decrease
Accounts receivable, trade
2,826
(695)
256
Due from related parties
(808)
119
(252)
Inventories
56
863
(511)
Prepaid expenses and other assets
(1,379)
1,247
(1,950)
Other non-current assets
-
-
70
Investments in equity securities
-
20,329
(17,916)
Increase / (Decrease)
Accounts payable
1,621
(673)
(1,761)
Due to related parties
(101)
(569)
(57)
Accrued liabilities
1,548
(520)
282
Deferred revenue
735
672
(4,195)
Other non-current liabilities
(293)
(158)
437
Drydock cost
(18,091)
(8,044)
(5,646)
Net Cash Provided by Operating Activities $
47,507
$
83,530
$
70,380
Cash Flows from Investing Activities:
Payments
for
vessels
under
construction
and
vessel
improvements
(Note 6)
(1,502)
(20,516)
(29,732)
Proceeds from sale of vessels, net of expenses (Note 6)
22,975
35,154
36,560
Return of capital from equity method investment (Note 4)
3,505
-
-
Payments to acquire investments (Note 4 and 5 (b))
(121,821)
(27,203)
(10,595)
Proceeds from sale of investments (Note 4 and 5 (a))
3,005
-
-
Time deposits (Note 2 (c))
63,500
(23,500)
6,500
Payments to acquire other assets
-
-
(216)
Cash divested from deconsolidation
-
-
(771)
Proceeds from convertible loan with limited partnership
-
-
25,189
Payments to acquire property, furniture and fixtures (Note 7)
(1,671)
(3,718)
(2,006)
Net Cash Provided by/(Used in) Investing Activities $
(32,009)
$
(39,783)
$
24,929
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt and finance
liabilities (Note
8)
55,000
117,150
57,696
Proceeds from issuance of common stock, net of fees (Note 11(h))
93
24,195
-
Payments for issuance of common stock (Note 11(e))
-
-
(79)
Payments of dividends, preferred stock (Note 11(b))
(5,769)
(5,769)
(5,769)
Payments of dividends, common stock (Note 11(f))
(4,630)
(29,004)
(41,427)
Payments for repurchase of common stock (Note 11(e))
(23,048)
-
-
Payments of financing costs (Notes 8 and 9)
(348)
(5,238)
(1,724)
Repayments of long-term debt and finance liabilities (Notes 8 and 9)
(58,207)
(123,007)
(79,842)
Net Cash Used in Financing Activities $
(36,909)
$
(21,673)
$
(71,145)
Cash,
Cash
Equivalents
and
Restricted
Cash,
Year
Increase/(Decrease)
(21,411)
22,074
24,164
Cash, Cash Equivalents and Restricted Cash, Beginning Balance
143,666
121,592
97,428
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
122,255
$
143,666
$
121,592

RECONCILIATION OF CASH, CASH EQUIVALENTS
AND RESTRICTED CASH
Cash and cash equivalents $
50,505
$
124,666
101,592
Restricted cash, current
53,750
-
-
Restricted cash, non-current
18,000
19,000
20,000
Cash, Cash Equivalents and Restricted Cash, Total $
122,255
$
143,666
$
121,592
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets $
-
$
-
7,809
Stock issued in noncash financing activities
-
3,852
7,809
Non-cash investments acquired
-
-
10,000
Noncash dividend
-
-
41,521
Interest paid, net of amounts capitalized $
41,505
$
46,257
46,473
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
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
first
considering
if
an
entity
meets
the
definition
of
a
variable
interest
entity
("VIE")
for
which
the
Company is deemed to be the primary
beneficiary under the VIE model, or if
the Company controls
an
entity
through
a
majority
of
voting
interest
based
on
the
voting
interest
model.
The
Company
evaluates
financial
instruments,
service
contracts,
and
other
arrangements
to
determine
if
any
variable interests relating
to an entity
exist. For entities
in which the
Company has
a variable interest,
the Company determines if the entity
is a VIE by considering whether the
entity’s equity investment
at
risk
is
sufficient
to
finance
its
activities
without
additional
subordinated
financial
support
and
whether the entity’s at-risk equity holders
have the characteristics of controlling financial interest. In performing
analysis
of
whether
the
Company
is
the
primary
beneficiary
of
a
VIE,
the
Company
considers whether
it individually
has the
power to
direct the
activities of
the VIE
that most
significantly
affect the
entity’s performance
and also
has the
obligation to
absorb losses
or the
right to
receive
benefits of
the VIE
that could
potentially be
significant to
the VIE.
If the
Company holds
a variable
interest in
an entity
that previously
was not
a VIE,
it reconsiders
whether the
entity has
become a
VIE.
b)
Use
of
Estimates:
The
preparation
of
consolidated
financial
statements
in
conformity
with
U.S.
generally accepted accounting
principles requires management
to make estimates and
assumptions
that
affect
the
reported
amounts
of
assets
and
liabilities,
the
disclosure
of
contingent
assets
and
liabilities at
the date of
the financial
statements, and
the reported
amounts of
revenues and
expenses
during the reporting period. Actual results may differ from those estimates.
c)
Other
Comprehensive
Income:
The
Company
records
certain
transactions
directly
within
stockholders’
equity
when
required
by
U.S.
GAAP
and
presents
them
separately
from
results
of
operations.
Other
comprehensive
income/(loss)
is
reported
in
a
separate
statement
of
comprehensive income
and includes
items that
are not
recognized in
net income.
The Company’s
components
of
other
comprehensive
income/(loss)
include
translation
adjustments
arising
from
equity method investments whose
functional currency is
not the US
Dollar,
and actuarial gains and
losses and other adjustments related to the Company’s defined benefit plan.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
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
Resulting gains or losses
are included in other
operating income/ (loss) in
the
accompanying consolidated statements of income.
e)
Cash,
Cash Equivalents,
Time
Deposits and
Restricted Cash:
The Company
considers highly
liquid investments, such as time
deposits, certificates of deposit
and similar instruments with
original
maturities
of
three
months
or
less,
to
be
cash
equivalents.
Time
deposits
with
original
maturities
greater than three months are
presented separately as time deposits.
As of December 31, 2025
and
2024, time deposits with original maturities greater than three months amounted to $
0
and $
63,500
,
respectively. During 2025 and 2024, the
Company placed new time deposits with maturities greater
than
three
months
of
$
20,000
and
$
63,500
,
respectively,
and
deposits
of
$
83,500
and
$
40,000
,
respectively,
matured.
Restricted
cash
primarily
consists
of
cash
balances
that
the
Company
is
required
to
maintain
under
its
loan
facilities
(Note
8)
as
compensating
cash
balances.
These
restricted amounts are not available for general use but
are not pledged as collateral. In addition, as
of
December
31,
2025,
restricted
cash,
current
amounting
to
$
53,750
,
consists
of
loan
proceeds
drawn during the
year maintained in
a pledged account
in order to
reduce the loan’s
margin (Note 8).
f)
Accounts Receivable,
Trade:
Accounts receivable,
trade, consist of
receivables from charterers
for
hire earned
under operating
lease agreements,
net of
provisions for
doubtful accounts,
if any. At
each
balance
sheet
date,
the
Company
evaluates
all
outstanding
receivables
individually
to
assess
whether collection is
probable. If collection
of a
receivable is not
probable, the
Company records a
provision
for
doubtful
accounts
to
reduce
the
carrying
amount
of
the
receivable
to
the
amount
expected to be collected. Receivables that are determined to be uncollectible are written off against the
provision
for
doubtful
accounts
(if
one
exists)
or
directly
to
expense
when
identified.
As
of
December 31, 2025 and 2024 there was
no
provision for doubtful accounts. The Company does not
recognize interest income on trade receivables as all balances are settled within a year.
g)
Inventories:
Inventories consist
of lubricants,
victualing stores,
and, when
applicable, bunkers
on
board vessels that
are not under employment
at the balance
sheet date. Inventories are
measured
at
the
lower
of
cost
or
net
realizable
value,
in
accordance
with
ASC
330.
Net
realizable
value
represents the estimated
selling price in
the ordinary course
of business, less
reasonably predictable
costs of disposal and transportation. When
evidence indicates that net realizable
value is lower than
cost, the difference is
recognized as a loss
in earnings in
the period identified.
Inventory write-downs
are not reversed
in subsequent
periods. Cost
is determined
using the first-in,
first-out method
(FIFO).
Amounts removed from inventory are also determined by the
first-in, first-out method.
h)
Vessel
Cost
: Vessels
are stated
at cost
which consists
of the
contract price
and any
capitalizable
expenditures
incurred
upon
acquisition
or
during
construction,
less
accumulated depreciation
and
impairment, if any. Expenditures for conversions and major improvements are also capitalized when
they appreciably extend the life, increase the
earning capacity or improve the efficiency
or safety of
the vessels; otherwise,
these amounts are charged to expense as incurred. Interest incurred during
the
assets'
construction
period,
that
theoretically
could
have
been
avoided
if
expenditure
for
the
assets
had
not
been
made,
is
also
capitalized.
The
capitalization
rate,
applied
on
accumulated

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
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
not depreciated
while it
is classified
as held
for sale.
The fair
value less
cost to
sell of
an
asset held for
sale is assessed
at each reporting period
it remains classified as
held for sale.
If the
plan to sell the
asset changes, the asset is
reclassified as held and used,
measured at the lower of
its carrying amount
before it was
classified as held
for sale,
adjusted for any
depreciation expense
that would have been
recognized had the asset
been continuously classified as
held and used and
its fair value at the date of the
subsequent decision not to sell. As of December 31,
2025 and 2024,
none of the Company’s vessels met the criteria to be classified as held for sale.
j)
Sale
and
leaseback:
The
Company
accounts for
sale
and
leaseback transactions
in
accordance
with ASC
842-40. As
seller-lessee, the
Company first
evaluates whether
the transfer
of the
vessel
qualifies as a sale under
ASC 606. For a sale
to have occurred, the control
of the vessel would need
to be transferred to the
buyer and the buyer would need
to obtain substantially all the benefits
from
the use of the asset. Sale and
leaseback transactions, which include
an obligation for the Company,
as
seller-lessee,
to
repurchase
the
vessel,
or
other
situations
where
the
leaseback
would
be
classified as a finance
lease are determined
to be failed sales
under ASC 842-40.
In such cases,
the
Company does not derecognize the vessel
from its balance sheet. The
proceeds received from the
buyer-lessor are
recognized as
a financial
liability,
which is
subsequently measured in
accordance
with
the
applicable
guidance
for
such
liabilities.
No
gain
or
loss
is
recognized
at
the
time
of
the
transaction, and the vessel continues to be depreciated over its remaining useful life.
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
l)
Impairment of
Long-Lived Assets:
Long-lived assets
are reviewed
for impairment
whenever events
or
changes
in
circumstances
(such
as
market
conditions,
obsolescence
or
damage
to
the
asset,
potential sales and
other business plans)
indicate that the
carrying amount of
an asset may
not be
recoverable.
For
impairment
testing
purposes,
each
vessel
together
with
its
associated
deferred
costs is
considered a
single asset
group. When
impairment indicators are
identified, the
Company
compares
the
carrying
amount
of
the
asset
group
with
the
estimated
undiscounted
projected
net
operating cash flows expected to result from the use
of the asset group over its remaining useful
life
and its
eventual disposition.
If the
carrying amount
exceeds the
undiscounted cash
flows, the
carrying
amount
of
the
asset
group
is
considered
not
recoverable
and
is
written
down
to
its
fair
value,
determined primarily through third-party valuations.
For
vessels,
the
Company
estimates
undiscounted
net
operating
cash
flows
by
considering
the
historical and projected vessel performance and utilization.
A significant assumption in this analysis
is the
estimate of
future time
charter rates
for the
unfixed days,
using the
most recent
10
-year average
of
historical 1
year time
charter rates,
net of
commissions, available
for each
vessel class.
These
estimated time charter rates reflect
the Company’s chartering strategy,
vessel operating history per
vessel class
and at least one
full shipping cycle, where
applicable. When a full
10
-year history is not
available,
the average
1 year
time charter
rate of
the available
period is
used.
Additional assumptions

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

include contracted charter rates
for fixed days
based on existing time
charter contracts,
anticipated
vessel
operating
expenses,
scheduled
vessel
maintenance
costs,
fleet
utilization
levels,
and
estimated
residual
values
based
on
scrap
rates.
Assumptions
are
in
line
with
the
Company’s
historical
performance
and
its
expectations
for
future
fleet
utilization
under
its
current
fleet
deployment strategy.
The undiscounted
projected net
operating cash
flows are
compared with
the
carrying
amount
of
the
vessel,
including
its
unamortized
deferred
costs.
If
the
carrying
amount
exceeds the undiscounted cash flows, the vessel is written down to its fair value, and the difference
is recognized as an impairment loss.
During
2025,
2024
and
2023,
no
impairment
loss
was
identified
or
recorded
for
the
Company’s
vessels.
For
the
Company’s
building,
recoverability
is
assessed
by
comparing
the
carrying
amount
to
undiscounted
projected
cash
flows,
which
are
estimated
based
on
the
market
rent
the
Company
would
expect
to
pay
to
lease
comparable
premises
over
the
building’s
remaining
useful
life.
No
impairment
loss
was
identified
or
recorded
for
2025,
2024
and
2023
and
the
Company
has
not
identified
any
facts
or
circumstances that
would require
the
write
down
of
the
value
of
its
land
or
building.
m)
Vessel Depreciation:
Depreciation is calculated
using the
straight-line method over
the estimated
useful life of
the vessels, after
considering the estimated
salvage (scrap) value.
The salvage value
of
a
vessel
is
estimated
as
the
product
of
its
lightweight
tonnage
and
the
applicable
scrap
value.
Management estimates
the useful
life of
the Company’s vessels
to be
25 years
from the date
of initial
delivery from
the shipyard.
Second-hand vessels are
depreciated from the
date of
their acquisition
through their
remaining estimated
useful life.
When newly
adopted regulations
restrict the
vessel’s
ability to trade on a worldwide basis, the vessel’s remaining useful life is revised as of the date such regulations
are
adopted.
Effective July 1, 2023, the Company reassessed the scrap rate used in determining salvage values. Based on the average demolition prices across major markets during the preceding 15 years, the Company increased the estimated scrap rate. This change in estimate resulted in higher salvage values,
lower depreciation expense and higher operating income. For the period from July
1, 2023
to December 31,
2023, net
income and basic
and diluted
earnings per share
increased by $
3,773
and $
0.04
, respectively.
n)
Deferred Costs
: The
Company follows
the deferral
method of
accounting for
dry-docking and
special
survey costs. Under
this method, actual
costs incurred are
capitalized and amortized on
a straight-
line basis
over the
period through the
date the
next scheduled
survey is
expected to
become due.
Unamortized deferred
dry-docking or
special survey
costs related
to vessels
that are
sold or
impaired
are written off
and included in
the determination of the
gain or loss
on the vessel’s
sale (Note 6)
or
impairment.
o)
Financing
Costs
:
Fees
and
costs
incurred
in
connection
with
obtaining
new
loans,
refinancing
existing loans, issuing bonds, or amending existing debt agreements are deferred and presented as
a contra-liability to
the related debt
in accordance with
ASC 835-30. These
amounts are amortized
to
interest and
finance costs
over
the
life
of the
related financing
arrangement using
the
effective
interest
method.
Fees
paid
for
undrawn
loan
facilities
are
deferred
and
are
amortized
on
a
straight-line basis over the commitment period, which approximates the effective interest method. If
a debt
transaction is
accounted for
as a
debt extinguishment under
ASC 470-50,
any unamortized
deferred
financing
costs
related
to
the
repaid
or
extinguished
debt
are
written
off
in
the
period
of
extinguishment and included
in gain/loss on
debt extinguishment. If
a refinancing is
accounted for as
a modification,
unamortized fees
continue to
be amortized
over the
revised term
of the
debt. Loan

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

commitment fees
are expensed
as incurred
unless they
relate to
financing obtained
for vessels
under
construction,
in
which
case
they
are
capitalized
as
part
of
the
vessels’
construction
cost
in
accordance with ASC 835-20.
p)
Accounting for
Revenues and
Expenses:
The Company
enters into
short-
to medium-term
time
charter agreements, under which
the charterer pays a
fixed daily rate. Charter
hire is usually paid
15
days in
advance. Revenues
from time
charter agreements
constitute operating
leases under
ASC
842. A time charter contract contains a lease because (i) each vessel is an identifiable asset, (ii) the
owner of the vessel does not have substantive
substitution rights, and (iii) the charterer
has the right
to control the
use of the
vessel during
the charter period
and obtains substantially
all of the
economic
benefits from
such
use. Each
time
charter agreement,
including consecutive
agreements with
the
same charterer,
is accounted for
as a separate
lease. The lease term
includes the non-cancellable
period
of
the
charter
plus
any
charterer
extension
options
that
the
Company
concludes
are
reasonably certain to be exercised. Under a time charter,
the charterer pays a daily hire rate for the
use
of
the
vessel
and
reimburses
the
owner
of
the
vessel
for
hold
cleanings,
extra
insurance
premiums for
trading in
restricted areas,
and charterer-caused
damages.
Time
charter revenue
is
recognized as
operating lease income
on a
straight-line basis over
the lease
term, as
the services
are provided. The Company elected the lessor practical expedient under
ASC 842-10-15-42A not to
separate the lease
and non-lease components (such
as operation and maintenance
of the vessel),
because the timing and
pattern of transfer are
the same, and the
lease component is predominant.
Charterers typically
pay port
charges, canal
expenses and
bunkers directly
to
third
parties. When
such costs are
for the
Company’s account,
they are
recorded in
voyage expenses.
Voyage expenses
also
include
commissions
on
time
charter
revenues
and
gains
or
losses
arising
from
bunkers
on
redelivery and
delivery of
vessels between
consecutive
time charters.
The Company
may earn
ballast
bonus when
a charterer
reimburses the
Company for
repositioning a
vessel. The
Company evaluates
each contract
to determine
whether the
bonus is
part of
the lease
consideration (recognized
on a
straight-line basis
over the
lease term)
or represents
a separate
service component
accounted for
under ASC 606,
recognized when the repositioning
service is performed. The
Company,
as lessor,
bears
the
costs
of
operating
and
maintaining
the
vessel,
including
crew,
insurance,
spares
and
repairs,
which are
recorded as
vessel operating
expenses. Deferred
revenue represents
amounts
collected
in
advance
of
providing
services
under
time
charter
agreements
and
is
recognized
in
revenue as the related services are performed.
q)
Repairs and
Maintenance:
All repair
and maintenance
expenses including underwater
inspection
expenses are expensed in the year incurred. Such costs are included in vessel operating expenses
in the accompanying consolidated statements of income.
r)
Earnings / (loss)
per Common Share:
Basic earnings /
(loss) per common
share is computed
by
dividing net
income /
(loss) available
to common
stockholders by
the weighted
average number
of
common
shares outstanding
during
the
year.
Shares that
are
contingently issuable
for
little
or
no
cash consideration are included in basic earnings / (loss) per share as of the date that all necessary
conditions have been
satisfied. Diluted
earnings per common
share reflects the
potential dilution
that
could occur if securities or other contracts to issue common stock were exercised.
s)
Segmental Reporting: The Company operates under one reportable segment, the operation of dry bulk
vessels. The
Company’s management,
including its
Chief
Executive Officer,
who is
the
chief
operating decision
maker (“CODM”),
reviews operating
results solely
by the
consolidated revenue
and consolidated
operating results
of the
fleet. The
CODM does
not use
discrete financial
information
to evaluate the
operating results for each type
of charter or vessel
but is instead regularly
provided
with only the consolidated expenses as noted on
the face of the consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The measure of segment assets is reported
on the balance sheet as total consolidated assets.
The
CODM
assesses
performance
for
the
vessel
operations
segment
and
decides
how
to
allocate
resources based
on consolidated
net income.
Net income
is used
to monitor
budget versus
actual
results
of
the
Company.
The
Company’s
consolidated financial
results
are
used
in
assessing
the
performance of the
segment and in
deciding whether
to reinvest profits
in the Company. Additionally,
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
market
data.
u)
Share
Based
Payments:
The
Company
grants
restricted
share
awards,
which
are
classified
as
equity awards under ASC 718.
Restricted share awards are measured at
their grant-date fair value
and
are
not
subsequently
re-measured.
The
related
compensation
cost
is
recognized
on
a
straight-line basis over
the requisite service
period (generally the
vesting period), which
represents
the
period
during
which
the
employees
must
provide
service
in
order
to
earn
the
awards.
No
compensation cost
is recognized
for awards for
which employees
do not render
the requisite service,
unless otherwise
determined by
the Board
of Directors.
Forfeitures of
awards are
accounted for
when
and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the
fair value of the modified award over the
fair value of the original award
immediately before the modification. Compensation expense related to
share-based payments
is
recorded
in
general
and
administrative expenses
in
the
consolidated
statements of income.
v)
Equity method
investments:
Investments in
entities in
which the
Company has
significant influence,
but does
not control,
are accounted
for under
the equity
method of
accounting in
accordance with
ASC 323. Significant
influence is generally
presumed to exist
when the Company
owns 20% or
more
of the voting
interests, unless
such influence can
be clearly demonstrated
not to exist.
Equity method
investments
are
initially
recorded
at
cost
(or
at
fair
value
if
such
measurement
results
from
a
deconsolidation
event)
and
are
subsequently
adjusted
to
reflect
the
Company’s
share
of
the
investee’s earnings
or losses
after the
date of
acquisition. The
Company records
its share
of investee
earnings or losses in
income/(loss) from equity method investments
in the consolidated statements
of income.
Dividends received,
if any, reduce
the carrying
amount of
the investment
and are
recorded
as receivables when declared.
When the Company’s share
of losses reduces
the carrying amount
of
an equity method
investment to zero,
the Company ceases
recognizing additional losses,
unless it
has committed
to provide
further financial
support to
the investee.
The Company
evaluates equity
method investments for impairment whenever events or changes in circumstances indicate that the
carrying amount
may not
be recoverable.
Evidence of
a loss
in value
might include
absence of
an
ability
to
recover
the
carrying
amount
of
the
investment
or
inability
of
the
investee
to
sustain
an
earnings
capacity
that
would
justify
the
carrying
amount
of
the
investment.
If
the
fair
value
of
an
investment
declines
below
its
carrying
value
and
the
decline
is
determined
to
be
other
than
temporary,
the investment is
written down to
its fair value
and the impairment
loss is recognized
in
earnings. For
equity method
investments for
which the
Company has
elected the
fair value
option
under ASC 825, the investment is measured at fair value, and subsequent changes in fair value are

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

recognized in gain/(loss) on related party
investments in the consolidated statements
of income. For
investees whose
functional currency
is not
the U.S.
dollar,
the
Company records
foreign currency
translation
adjustments
arising
from
its
share
of
the
investee’s
equity
in
other
comprehensive
income/(loss) as part of the cumulative translation adjustment.
w)
Shares repurchased
and retired:
The Company’s
common shares
repurchased are
immediately
cancelled
and
the
Company reduces
its
share capital
by
the
par
value
of
the
shares retired.
The
excess of the
repurchase cost of the
shares over par value
is recorded as a
reduction of additional
paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.
x)
Financial Instruments, credit
losses
: The
Company evaluates its
financial assets
individually for
credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis.
When
developing
an
estimate
of
expected
credit
losses, the
Company
considers
available
information relevant
to assessing
the collectability
of cash
flows such
as internal
information, past
events, current
conditions and
reasonable and
supportable forecasts.
No
credit losses
were identified
and recorded in 2025, 2024 and 2023.
y)
Financial
Instruments,
Investments
in
Equity
Securities
:
Equity
investments
with
readily
determinable fair values
are initially recognized
at transaction price
and subsequently measured
at
fair
value
with
changes
in
fair
value
recognized
in
net
income,
in
accordance
with
ASC
321.
For
equity
securities
without
a
readily
determinable
fair
value,
the
Company
has
elected
the
measurement alternative
in ASC
321-10-35-2, under
which such
investments are
carried at
cost, less
impairment, and adjusted
for observable price
changes in orderly transactions
for the identical
or a
similar investment of
the same issuer.
When observable price
changes occur,
the carrying amount
is
adjusted
to
fair
value
as
of
the
date
of
the
transaction,
with
the
corresponding
gain
or
loss
recognized
in
earnings. At
each
reporting
date,
the
Company
reassesses
whether
an
investment
continues
to
qualify
for
the
measurement
alternative.
The
Company
may
irrevocably
elect
to
subsequently measure
an equity security
at fair value,
with changes
recognized in earnings,
at which
point the investment is
no longer eligible for
the measurement alternative. The
Company evaluates
equity securities
measured under
the measurement
alternative for
impairment whenever
events or
circumstances
indicate
that
the
investment’s
fair
value
may
be
less
than
its
carrying
amount.
Indicators
of
impairment
include,
but
are
not
limited
to,
significant
deterioration
in
the
investee’s
financial condition, adverse
changes in its
industry or market environment,
or a decline
in its ability
to
continue
as
a
going
concern.
If
an
impairment
is
identified,
the
Company
estimates
the
investment’s fair value, and
any difference between the
carrying amount and
fair value is recognized
as an impairment loss in earnings.
z)
Contracts
in
entity’s
equity:
The
Company
evaluates
contracts
that
may
be
settled
in
the
Company’s
common
shares,
including warrants
and
pre-funded
warrants, under
the
guidance of
ASC 480 and ASC 815-40
to determine whether such instruments should be
classified as equity or
as
liabilities.
The
Company
first
assesses
whether
the
contract
is
within
the
scope
of
ASC
480,
including
instruments
that
are
mandatorily
redeemable,
require
the
issuer
to
repurchase
its
own
shares for cash, or embody an
unconditional obligation to deliver
cash. Instruments within the scope
of
ASC
480
are
classified
as
liabilities.
If
ASC
480
does
not
require
liability
classification,
the
Company evaluates
the instrument
under ASC
815-40. The
Company considers
whether the
contract
(i)
is
indexed
to
the
Company’s
own
stock
and
(ii)
meets
the
equity
classification
criteria
in
ASC
815-40-25. These
criteria require,
among other
things, that
the Company
has sufficient
authorized
and
unissued
shares
available
for
settlement;
settlement
in
unregistered
shares
is
permitted;
the
contract
contains
a
fixed
or
explicitly
limited
number
of
shares
for
settlement;
there
are
no

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

requirements
for
net
cash
settlement
under
any
circumstances
outside
the
Company’s
control,
including failure to make
SEC filings; and there
are no cash-settled top-off,
penalty,
or make-whole
provisions.
Instruments
that
meet
both
the
indexation
and
equity
classification
conditions
are
classified in
equity.
Instruments that
do
not meet
these
criteria
are
classified as
liabilities and
are
remeasured
at
fair
value
through
earnings
at
each
reporting
date.
In
assessing
warrants
and
pre-funded warrants,
the Company
also analyzes
whether the
instruments meet
the definition
of a
derivative under
ASC 815
and whether
any embedded
features would
require bifurcation.
If derivative
accounting is not required and the criteria for equity classification are met, the warrant is accounted
for
as
an
equity-classified instrument,
and
no
bifurcation of
embedded features
is
performed. For
warrants classified as liabilities, subsequent changes in fair value are recognized in earnings.
aa)
Guarantees:
Guarantees issued by
the Company,
other than those
that guarantee the
Company’s
own
performance,
are
recognized
at
fair
value
at
the
time
the
guarantee
is
issued,
or
upon
the
deconsolidation of a subsidiary. The initial fair value
represents the obligation
undertaken to perform
under the guarantee.
After initial recognition,
the guarantee liability
is subsequently amortized
over
the
term
of
the
guarantee
or
until
it
is
extinguished. If,
at
any
time,
it
becomes
probable
that
the
Company will
be required
to perform
under a
guarantee and
the amount
of the
loss is
reasonably
estimable, the Company will record an additional liability,
recognized separately from the guarantee
liability. Certain guarantees are excluded from the initial
fair value recognition requirement,
including
a
parent’s
guarantee of
a
subsidiary’s
debt to
a third
party when
both entities
are under
common
control. For
such guarantees,
no liability
is recorded
and the
Company provides
disclosures
regarding
the nature and terms of the guarantee.
bb)
Derivative instruments:
Derivative instruments
are recognized on
the consolidated balance
sheets
as
either assets
or
liabilities measured
at
fair
value.
Changes in
the
fair
value
of
a
derivative are
recognized either in other comprehensive income (“OCI”),
to the extent the derivative
is designated
and qualifies
as a
hedging instrument,
or in
earnings if
hedge accounting
is not
applied. The
Company
has not
designated any
derivative instruments
as hedging
instruments under
ASC 815.
Derivative
assets and liabilities are not
offset unless the requirements
for offsetting under ASC 210-20
are met.
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
In
July
2025,
the
FASB
issued
ASU
No.
2025-05,
“Financial
Instruments—Credit
Losses
(Topic
326):
Measurement of Credit Losses
for Accounts Receivable
and Contract Assets”. The
ASU 2025-05 provides
a practical expedient
that all entities
may elect to
use when estimating
expected credit losses for
current
accounts receivable and current
contract assets arising from
transactions accounted for
under ASC 606,
Revenue from
Contracts with
Customers, by
allowing them
to
assume that
current conditions
as of
the
balance sheet date will not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after
December 15, 2025, and
interim reporting periods within
those periods,

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

with early
adoption permitted.
The Company
is currently
evaluating the
impact that
the adoption
of ASU
2025-05 will have on its consolidated financial statements and related disclosures.
In
December
2025,
the
FASB
issued
ASU
2025-11,
Interim
Reporting
(Topic
270):
Narrow-Scope
Improvements,
which
clarifies
the
navigability
and
applicability
of
interim
reporting
guidance
under
US
GAAP and
adds a
new disclosure
principle for
interim periods.
The amendments
are not
intended to
change
the
fundamental
nature
of
interim
reporting
or
expand
or
reduce
substantive
interim
disclosure
requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027
for public business
entities and after December 15,
2028 for entities other
than
public business
entities, with
early adoption
permitted. The
Company is
currently evaluating
the impact
that
adopting this update may have on its consolidated financial statement disclosures.
In
December
2025
the
FASB
issued
ASU
No.
2025-12
to
clarify,
correct errors
in
or
make
other
improvements to a broad range of topics
in the Accounting Standards Codification
(“ASC”), including ASC
260,
Earnings
Per
Share;
ASC
325,
Investments
—
Other;
and
ASC
958,
Not-for-Profit
Entities.
The
guidance is
effective for
all entities
for annual
reporting periods
beginning after
15 December
2026, and
interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the
amendments to ASC
260 retrospectively to
each prior reporting
period presented in
the period of
adoption.
Entities
can
apply
all
other
amendments
in
the
period
of
adoption
either
(1)
prospectively
to
all
new
transactions
recognized
on
or
after
the
date
that
the
entity
first
applies
the
amendments
or
(2)
retrospectively to
the
beginning of
the
earliest comparative
period presented,
with an
adjustment to
the
opening
balance
of
retained
earnings
(or
other
appropriate
components
of
equity
or
net
assets
in
the
statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect
the transition
method on
an issue-by-issue
basis (except
for the
ASC 260
amendments). The
Company is currently
assessing the impact
this standard will
have on its
consolidated financial
statements.
3.
Transactions with related parties
a)
Altair Travel Agency S.A. (“Altair”):
The Company uses the
services of an affiliated
travel agent,
Altair, which is controlled by the Company’s CEO Mrs. Semiramis Paliou. Travel expenses for 2025, 2024
and
2023
amounted
to
$
2,654
,
$
2,569
and
$
2,525
,
respectively,
and
are
mainly
included
in
vessel
operating expenses in
the accompanying consolidated
financial statements. As
of December 31,
2025 and
2024, an
amount of
$
89
and $
190
, respectively,
was payable
to Altair
and is
included in
“Due to
related
parties” in the accompanying consolidated balance sheets.
b)
Steamship Shipbroking Enterprises Inc. or
Steamship:
Steamship is a company controlled by
the Company’s
CEO Mrs.
Semiramis Paliou
and provides
brokerage services
to DSI
for a
fixed monthly
fee plus commission on
the sale of vessels, pursuant
to a Brokerage Services
Agreement.
For 2025,
2024
and 2023, brokerage fees amounted to $
3,912
, $
4,093
and $
3,900
, respectively, and
are included mainly
in general
and administrative
expenses in
the accompanying
consolidated statements
of income.
For 2025,
2024 and
2023, commissions related
to Steamship
amounted to
$
355
, $
544
and $
906
, respectively and
are mainly included
in gain on
the sale of
vessels in the
accompanying consolidated
statements of income.
As of December 31, 2025 and 2024, there was
no
amount due to Steamship.
c)
Bond issuance:
In 2024, officers and directors of the
Company and/or entities affiliated with them
purchased an aggregate
of $
47,300
principal amount of the
senior unsecured bond
issued on July 2,
2024
(Note 8).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

4.
Equity Method Investments
a)
Diana Wilhelmsen Management Limited, or DWM:
DWM is a joint venture between
Diana Ship
Management Inc., a
wholly owned subsidiary
of DSI, and
Wilhelmsen Ship Management
Holding AS, an
unaffiliated third party,
each holding
50
% of DWM. As of December 31, 2025 and 2024, the investment in
DWM
amounted to
$
244
and
$
794
and
is
included
in
equity
method
investments
in
the
accompanying
consolidated balance sheets. In 2025, 2024 and 2023, the investment in DWM resulted in a loss of $
550
,
a
gain
of
$
60
and
a
gain
of
$
228
,
respectively,
included in
loss
from
equity method
investments in
the
accompanying consolidated statements of income.
DWM
performs the
technical and
commercial management
of
five
vessels of
the
Company’s fleet
for
a
fixed monthly fee
separately presented as management
fees to a
related party and
a percentage of their
gross
revenues
included
in
voyage
expenses.
Management
fees
to
DWM
in
2025,
2024
and
2023
amounted to $
1,191
, $
1,332
and $
1,313
, respectively. Voyage expenses (commissions) incurred by
DWM
under
the
management
agreements
during
2025,
2024
and
2023,
amounted
to
$
314
,
$
368
and
$
390
,
respectively.
As of
December 31, 2025
and 2024, there
was an amount
of $
239
and $
3
due from DWM,
included in due from related parties in the accompanying consolidated balance sheets.
b)
Bergen
Ultra
LP,
or
Bergen:
Bergen
is
a
limited
partnership
established
as
a
wholly
owned
subsidiary of the Company, for the purpose of acquiring, owning, and operating a vessel. On February
14,
2023, Bergen signed
a Memorandum of
Agreement to acquire from
an unrelated third-party
an Ultramax
dry bulk
vessel which
was delivered
on April
10, 2023.
On March
30, 2023,
Bergen entered
into a
loan
agreement
with
Nordea
for
a
$
15,400
loan
to
finance
part
of
the
purchase
price
of
the
vessel
and
the
Company
provided a
corporate guarantee
to
secure Bergen’s
obligations under
the
loan
(Note 10).
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
Following the
admission of
the new
investor,
the Company
evaluated its
interests in
Bergen under
ASC
810 and
concluded that
Bergen is
a VIE
and that
the Company
does not
individually have
the power
to
direct the
activities of the
VIE that most
significantly affect the
partnership’s performance. From
April 28,
2023
the
Company
no
longer
retained
control
over
Bergen’s
board
of
directors.
Consequently,
the
Company deconsolidated
Bergen in
accordance with
ASC 610
and the
retained noncontrolling
interest was
accounted for under the equity method due to the Company’s significant influence over Bergen.
On the date of
deconsolidation, the fair value of the
Company’s interest amounted to $
4,519
, determined
through Level 2 inputs of the
fair value hierarchy,
by taking into consideration the fair value
of the distinct
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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As of December 31, 2025 and 2024,
the Company’s equity investment in Bergen
amounted to $
4,227
and
$
5,012
, respectively, and is included in
equity method investment,
current and equity
method investments,
non-current, respectively,
in the accompanying consolidated balance
sheets. In 2025, 2024 and 2023, the
investment in
Bergen resulted
in a
loss of
$
765
, a
gain of
$
312
and a
gain of
$
181
, respectively
and is
included in loss from equity method investments
in the accompanying consolidated statements
of income.
Also, in 2025,
2024 and
2023, income
from management
fees from Bergen
amounted to $
15
, $
15
and $
10
,
respectively,
included
in
time
charter
revenues
and
income
from
the
commission
paid
on
the
loan
guarantee
amounted
to
$
52
,
$
40
and
$
28
,
included
in
interest
and
other
income
in
the
accompanying
consolidated statements
of income. As
of December 31,
2025 and 2024,
there was an
amount of $
158
and
$
246
, respectively, due from Bergen included in due from related parties, current and non-current.
On November 19, 2025, Bergen entered into an agreement with an unrelated third party to sell the vessel for the sale price
of $
26,400
. As a result,
the Company reclassified
its equity method investment
from non-
current to current assets,
in the accompanying consolidated balance sheet. (Note 16).
c)
Windward Offshore
GmbH,
or Windward:
On November
7, 2023,
the Company
through its
wholly
owned subsidiary Diana
Energize Inc., or Diana
Energize, entered into a
joint venture agreement,
with
two
unrelated companies
to form Windward
Offshore GmbH &
Co. KG or
Windward, based
in Germany, for the
purpose of
establishing and
operating an
offshore wind
vessel company
with the
aim of
becoming a
leading
provider
of
service
vessels
to
the
growing
offshore
wind
industry
and
acquire
certain
vessels.
Diana
Energize committed to contribute
50
million Euro, representing
45.87
% of the limited partnership’s capital.
On May 5, 2025, a new partner was admitted to Windward and the Company received Euro
3.1
million as
return of capital, which reduced the
Company’s ownership percentage to
34
%. As of December 31,
2025
and 2024,
the Company’s investment
in Windward
amounted to
$
44,494
and $
36,631
, respectively, mainly
consisting
of
advances to
fund
the
construction of
four
vessels
and working
capital.
On
September 30,
2025, the
first vessel
was delivered
to its
owners. In
2025, 2024
and 2023,
the investment
in Windward
resulted
in
a
loss
of
$
62
,
$
518
and
$
671
,
respectively,
and
is
included
in
loss
from
equity
method
investments in the accompanying consolidated statements of income.
d)
Diana Mariners
Inc., or
Diana Mariners:
On September
12, 2023,
the Company
through its
wholly
owned subsidiary Cebu Shipping
Company Inc., or Cebu, acquired
24
% of Cohen Global Maritime Inc.,
or
Cohen,
a
company
organized
in
the
Republic
of
the
Philippines
for
the
purpose
of
providing
manning
agency services. In August 2024, Cohen was renamed Diana Mariners and acts as the manning agent of
the Company’s vessels.
As of December
31, 2025 and
2024, the Company’s
investment in Diana
Mariners
amounted to
$
383
and $
389
, respectively
and there
was an
amount of
$
760
and $
100
, included
in due
from related parties, respectively. In 2025, 2024 and 2023, the investment in Diana Mariners resulted in a loss
of
$
24
,
$
0
and
$
0
,
respectively
and
is
included
in
loss
from
equity
method
investments
in
the
consolidated statements of income. For 2025, 2024 and 2023,
manning fees to Diana Mariners amounted
to $
314
, nil
and
nil
, respectively, and are included in operating
expenses in the consolidated
statements of
income.
As
of
December
31,
2025,
all
of
the
Company’s
ship-owning
subsidiaries
have
entered
into
manning agreements with Diana Mariners.
e)
Ecogas
Holding
AS,
or
Ecogas:
On
March
12,
2025,
the
Company,
through
a
wholly
owned
subsidiary
Diana
Gas
Inc.,
entered
into
a
joint
venture
agreement
with
an
unrelated
party
to
establish
Ecogas,
a company
formed under
the
laws
of Norway,
for
the
purpose of
building
two
7,500 cbm
LPG
vessels
with
delivery
in
2027
and
with
an
option
for
two
additional
vessels.
Under
the
terms
of
the
agreement, the Company and its strategic
partner hold equal voting rights
(
50
% each), and as a result the
Company does
not have
control over
Ecogas. Furthermore, the
Company agreed to
contribute $
18,464
,
representing an
80
% equity interest, for the
construction of the
two
vessels. As of December
31, 2025, the
investment
in
Ecogas
amounted
to
$
8,754
,
representing
part
of
its
equity
participation
to
fund
the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

construction of
the vessels
and working
capital. In
2025, the
investment in
Ecogas resulted
in a
loss of
$
1,409
and is included in loss from equity method investments in
the consolidated statements of income.
5.
Investments in a related party and other
a)
OceanPal
Inc.,
or
OceanPal:
As
of
December 31,
2024,
the
Company held
500,000
shares of
Series B Preferred
Shares of OceanPal.
Series B Preferred
Shares entitled the
holder to
2,000
votes on
all
matters
submitted to
a
vote
of
stockholders, however,
the
voting
rights
were capped
at
34
% of
total
votes, and
the total
votes entitled
to
be cast
by the
holder,
including common
stock or
any other
voting
security, should not
exceed
49
% of the total number of votes. Series B Preferred Shares had no dividend
or distribution rights.
On October 28,
2025, the Company
sold its
500,000
Series B Preferred
Shares for
cash
consideration of
$
3,005
.
The
sale
resulted
in
a
realized
gain, representing
the
excess of
the
sale
proceeds over the carrying
amount of the shares.
This gain is included
within gain/(loss) on related
party
investments
in
the
accompanying
consolidated
statements
of
income.
The
realized
gain
partially
offset
realized
losses
recognized
during
2025
from
the
dilution
of
the
Company’s
common
stock
holdings
in
OceanPal, described below.
As of December
31, 2025 and
2024, the Company
held
207
Series C Convertible
Preferred Shares.
Series
C
Preferred
Shares
do
not
have
voting
rights
except
with
respect
to
amendments
to
the
Articles
of
Incorporation that adversely affect the
preferences, powers, or rights of the
Series C Preferred Shares or
relate to
the issuance
of Parity
Stock or
the creation
or issuance
of Senior
Stock. Series
C Preferred
Shares
have a liquidation preference equal to the stated value of $
1,000
and are convertible into common shares
at the
Company’s option
commencing upon the
first anniversary
of the
issue date,
at a
conversion price
equal to the lesser of $
6.50
and the
10
-trading-day trailing VWAP of OceanPal’s common shares, subject to adjustment. Dividends are cumulative and accrue at the rate of
8
% per annum and are payable in cash
or,
at OceanPal’s
option, in
kind. As
of December
31, 2025
and 2024,
the Company’s
investment in
the
Series C preferred shares, amounted to $
180
and $
180
, respectively, included in investments in a related
party,
current
and
investments
in
a
related
party,
non-current,
respectively,
in
the
accompanying
consolidated balance sheets.
On October
17, 2023,
the Company
converted
9,793
of its
10,000
Series C
Preferred Shares
into
3,649,474
common shares,
having a
fair value
of $
9,160
based on
Level 1
inputs of
the fair
value hierarchy,
using
the closing price
of OceanPal’s common
shares on the
conversion date. Upon conversion,
the Company
recognized a gain
of $
1,742
, representing the
excess of the
fair value of
the common shares
received over
the carrying amount of
the Series C Preferred
Shares derecognized. This gain
is included in gain/(loss)
on
related
party
investments
in
the
accompanying
consolidated
statements
of
income.
Following
the
conversion, the Company became the beneficial owner of
49
% of OceanPal’s outstanding common stock
and, as
the shares
are listed
on NASDAQ,
the Company
elected to
account for
its ownership
interest in
OceanPal at fair value.
As of
December 31,
2024, the
Company held
3,649,474
shares of
OceanPal’s common
stock. During
2025,
OceanPal completed a series of common
stock issuances and effected a reverse stock
split, resulting in a
significant dilution
of the
Company’s ownership
interest to
145,978
common shares
as of
December 31,
2025,
resulting
in
a
loss
of
$
4,077
included
in
gain/(loss)
on
related
party
investments,
in
the
2025
consolidated statement
of
income.
As a
result
of this
dilution,
the
Company concluded
that it
no longer
exercises
significant
influence
over
OceanPal,
and
therefore
the
investment
no
longer
qualifies
for
the
equity method under
ASC 323. The
discontinuation of the equity
method did not
affect the measurement
of the
investment, as
the Company
had previously
elected the
fair value
option for
its holdings
in OceanPal.
Accordingly, the
investment continues to be carried
at fair value, with
changes in fair value
recognized in
earnings.
As
of
December
31,
2025
and
2024,
the
Company’s
investment
in
the
common
stock
of

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

OceanPal amounted to $
158
and $
4,235
, respectively,
included in investments in a
related party,
current
and investments in a related party, non-current,
respectively.
In
2025,
2024 and
2023, changes
in
the
fair
value
of
the
Company’s
investment in
OceanPal common
shares and
preferred shares resulted
in losses
of $
1,072
, $
3,905
and $
1,022
, respectively,
presented in
gain/(loss) on related party investments, in the consolidated statements of income.
In
2023,
the
Company
distributed
13,157
Series
D
Preferred
Shares
as
non-cash
dividends
to
its
shareholders
(Note
11).
The
Series
D
Preferred
Shares
were
offered
to
shareholders
as
non-cash
consideration
for
the
sale
of
Melia
to
OceanPal.
The
Company
accounted
for
the
transaction
as
a
nonreciprocal transfer with its owners in accordance with ASC 845 and measured the preferred shares at their fair value on
the date of declaration
at $
10,761
and recorded a gain
of $
761
included in gain/(loss) on
related party investments
in the related accompanying
consolidated statement of income.
The fair value of
the Series D Preferred Shares was determined
using the income approach, based on
the present value of
the future cash flows expected to be received by the holder of the equity instrument.
In
2025,
2024
and
2023,
dividend
income
from
the
Series
C
and
Series
D
OceanPal
preferred
shares
amounted to $
17
, $
17
and $
801
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
In 2025, the
Company acquired equity securities of
Genco Shipping & Trading
Limited (Genco) which as
of December 31, 2025,
had a fair value
of $
118,194
. As of December 31,
2025, the Company is
the holder
of
6,413,151
common shares, being
14.8
% of Genco’s common stock.
The equity securities were initially
recorded at cost
amounting to $
103,524
and measured subsequently
at fair value,
since their fair
values
were
readily
determinable,
determined
through
Level
1
of
the
fair
value
hierarchy.
The
securities
are
considered marketable
securities that
are available
to be
converted into
cash to
fund current
operations
and classified
in current
assets in
the accompanying
consolidated balance
sheet as
of December
31, 2025.
Unrealized
gain
on
the
investment
amounted
to
$
14,671
and
is
separately
presented
in
gain/(loss)
on
equity securities in the accompanying consolidated statements of income.
In 2025, dividend income from the Investment in equity securities amounted to $
1,670
included in interest
and other income in the accompanying consolidated statements of income.
On
November
24,
2025,
we
submitted
to
Genco’s
board
of
directors
a
proposal
to
acquire
all
of
the
outstanding shares of Genco we did not already own for a price of
$
20.60
per share in cash (Note 16).
6.
Advances for vessels under construction and Vessels, net
It is in
the Company’s normal
course of business
from time to
time to acquire
and sell vessels.
Accordingly,
in 2025 and 2024, the Company entered into the below transactions.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
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
December
31,
2025
and
2024,
advances for vessels under
construction amounted to $
20,877
and $
19,558
, respectively, of which $
2,446
and
$
1,146
was
capitalized
interest.
In
2025
and
2024,
an
amount
of
$
1,319
and
$
1,158
,
including
capitalized interest of $
1,299
and $
1,146
, respectively, was capitalized.
Vessel Disposals
In 2024, the Company sold to unrelated third parties the vessels Artemis
and
Houston
and recognized an
aggregate gain on sale of $
5,799
.
In 2025, the
Company sold to unrelated
third parties the
vessels
Alcmene
and
Selina
and recognized an
aggregate gain on sale of $
3,663
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
$
(235,792)
$
833,412
- Additions for vessel improvements
183
-
183
- Vessel disposals
(23,875)
6,201
(17,674)
- Depreciation for the year
-
(37,983)
(37,983)
Balance, December 31, 2025 $
1,045,512
$
(267,574)
$
777,938
7.
Property and Equipment, net
The Company
owns the
land and
building of
its principal
corporate offices
in Athens,
Greece and
three
plots
of
land
acquired
for
corporate
purposes.
Other
assets
consist
of
office
furniture
and
equipment,
computer software and hardware
and vehicles. The amount
reflected in “Property and
equipment, net” is
analyzed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2023 $
30,942
$
(6,660)
$
24,282
- Additions in property and equipment
3,718
-
3,718
- Depreciation for the year
-
(825)
(825)
Balance, December 31, 2024 $
34,660
$
(7,485)
$
27,175
- Additions in property and equipment
1,671
-
1,671
- Depreciation for the year -
(998)
(998)
Balance, December 31, 2025 $
36,331
$
(8,483)
$
27,848
8.
Long-term debt
The
amount of
long-term debt
shown in
the
accompanying consolidated
balance sheets
is
analyzed as
follows:
December 31, 2025 December 31, 2024
Senior unsecured bond
175,000
175,000
Secured long-term debt
354,189
347,590
Total long-term
debt
$
529,189
$
522,590
Less: Deferred financing costs
(6,380)
(7,973)
Long-term debt, net of deferred financing costs $
522,809
$
514,617
Less: Current long-term debt, net of deferred financing
costs,
current
(50,281)
(45,230)
Long-term debt, excluding current maturities $
472,528
$
469,387

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

8.375% Senior Unsecured Bond:
On
June 22, 2021
, the
Company issued a
$
125,000
senior unsecured bond
maturing in
June 2026. The
bond ranked
ahead of
subordinated capital
and ranked
the same
with all
other senior
unsecured obligations
of
the
Company
other
than
obligations
which
were
mandatorily
preferred
by
law.
Entities
affiliated
with
executive officers
and directors of
the Company purchased
an aggregate of
$
21,000
principal amount of
the bond.
On June 29, 2023,
the Company repurchased $
5,900
nominal value of the bond
for $
5,851
resulting in a
loss on debt extinguishment
of $
159
, representing the
difference between the
reacquisition price of
$
5,851
and the
net carrying
amount of
the debt
extinguished of
$
5,900
less deferred
financing fees
of $
208
. In
June 2024, the bond
became callable, and on July
2, 2024, the Company prepaid the
remaining balance
at
103.35
% of par,
using proceeds from the new bond
described below. The
Company accounted for the
transaction
partly
as
a
debt
modification
and
partly
as
debt
extinguishment.
The
portion refinanced
by
existing
investors
amounting
to
$
57,850
was
treated
as
modification
and
the
remaining
$
61,250
was
accounted for as debt extinguishment. An amount of
$
5,336
consisting of the costs paid to
investors who
participated in the refinancing
and unamortized deferred
fees were deferred
over the term of
the new bond
and an amount of
$
3,475
was recorded as loss on
debt extinguishment. The bond included
financial and
other covenants and was trading on the Oslo Stock Exchange under the ticker symbol “DIASH02”.
8.75% Senior Unsecured Bond
:
In 2024,
the Company
issued a
$
175,000
senior unsecured
bond maturing in
July 2029
bearing a
fixed-
rate coupon of
8.75
% payable semi-annually in
arrears in January and
July of each
year. Proceeds
from
the bond
were used
to prepay
the balance
of the
then outstanding
bond and
for general
working capital
purposes.
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
2025,
31
vessels of
the Company’s
fleet
are
mortgaged
with
first
preferred
or
priority
ship
mortgages,
having
an
aggregate
carrying
value
of
$
621,566
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
As of December 31,
2025 and 2024 minimum
cash deposits required to
be maintained at all
times under
the Company’s
loan facilities,
amounted to
$
18,000
and $
19,000
, respectively
and are
included in
restricted
cash, non-current in
the accompanying consolidated
balance sheets. Furthermore,
the secured term
loans

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

contain
cross
default
provisions
and
additionally
the
Company
is
not
permitted
to
pay
any
dividends
following the occurrence
of an event
of default. All
of the Company’s
secured term loans
bear interest at
SOFR plus a margin. In 2025 and 2024, the weighted
average interest rate of the secured term
loans was
6.1
% and
7.3
%, respectively.
As of December 31, 2025,
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
and drew
a $
167,263
loan agreement,
to refinance
the balance
of the then outstanding
loans. The loan is
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
a fixed rate and
receives floating under term
SOFR.
The swap has a
termination
date on December 27,
2029, and a mandatory
break on June 27,
2027, according to which the
swap will
be terminated if the loan is prepaid. As of December 31,
2025 and 2024, the fair value of the interest rate
swap was $
361
and $
165
, respectively,
and is separately presented in
current and non-current liabilities.
In
2025,
2024
and
2023,
the
Company
recognized
a
loss
of
$
196
,
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
2,533
each and a balloon of $
14,323
payable together with
the last instalment on
April 18, 2031
.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

National Bank of
Greece S.A. (“NBG”):
On September 29,
2025, the Company entered
into a $
55,000
loan agreement.
The loan
proceeds were
drawn on
the same
date and
deposited in
a pledged
account
with
the
bank
to
reduce
the
margin.
As
of
December
31,
2025,
the
amount
of
$
53,750
is
presented
separately as
restricted cash,
current in
the accompanying
consolidated balance
sheet. The
Company may
withdraw any part or
all of the funds
from the pledged account
at the end of
the loan’s fixed interest
period,
provided no event of default has
occurred. The loan is repayable in equal quarterly
instalments of $
1,250
and a balloon instalment of $
25,000
payable on
September 29, 2031
.
As of December 31, 2025 and 2024, the Company was in compliance with all of its loan covenants.
As of December 31, 2025, the maturities of
the Company’s bond and debt facilities throughout their term, are shown in the table below and do not include related debt issuance costs.
Period Principal Repayment
Year 1 $
52,149
Year 2
52,149
Year 3
52,149
Year 4
227,149
Year 5
92,684
Year 6 and
thereafter
52,909
Total $
529,189
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
pays a
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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The Company determined
that, under ACS
842-40 Sale and
Leaseback Transactions, the
transactions are
failed
sales
and
consequently the
assets
were not
derecognized from
the
financial
statements
and
the
proceeds from the sale of the vessels were accounted for as financial liabilities. As of December
31, 2025
and
2024, finance
liability
amounted to
$
10,041
and
$
9,608
,
respectively,
included in
finance
liabilities,
current and $
103,259
and $
113,300
respectively included in finance liabilities, net of
current portion. As of
December 31, 2025, the
weighted average remaining lease
term of the above lease
agreements was
5.71
years, the
average interest rate
was
4.83
% and the
sublease income for
the years ended
December 31,
2025, 2024 and 2023 was
$
29,073
, $
28,814
and $
34,560
, respectively, included in time charter revenues.
As of
December 31,
2025, and
throughout
the term
of the
leases,
the Company
has annual
finance liabilities
as shown in the table below:
Period Principal Repayment
Year 1 $
10,224
Year 2
10,661
Year 3
11,151
Year 4
11,604
Year 5
36,170
Year 6 and
thereafter
34,282
Total $
114,092
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
first
preferred
mortgage
on
the
vessel,
a
first
priority
general
assignment
of
the
earnings,
insurances
and
requisition
compensation
of
the
vessel,
a
charter
party
assignment,
a
partnership
interests
security
deed,
and
a
manager’s
undertaking.
Accordingly,
as
of
December
31,
2025,
the
Company
did
not
record
a
provision for
losses
under
the
guarantee
of
Bergen’s
loan
amounting to
$
12,288
on that date (Notes 4 and 16).
d)
As of December 31, 2025, the Company’s remaining commitments to its joint ventures consist of EUR
10.7
million to Windward and $
8,220
to Ecogas.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

e)
As of December 31,
2025, the Company had
total obligations under shipbuilding
contracts (Note 6), as
follows:
Period Amount
Year 1 $
9,200
Year 2
36,800
Year 3
27,600
Total $
73,600
f)
As
of
December
31,
2025,
the
Company’s
vessels,
owned
and
chartered-in,
were
fixed
under
time
charter
agreements,
considered
operating
leases.
The
minimum
contractual
gross
charter
revenue
expected to
be generated
from fixed
and non-cancelable
time charter
contracts existing
as of
December
31, 2025 and until their expiration was as follows:
Period Amount
Year 1 $
142,842
Year 2
7,931
Total
$
150,773
11.
Capital Stock and Changes in Capital Accounts
a)
Preferred stock
:
As of December 31, 2025, and 2024, the
Company’s authorized preferred stock
consists of
50,000,000
shares (all
in registered
form), par
value $
0.01
per share,
of which
1,000,000
shares
are designated as Series A Participating
Preferred Shares,
5,000,000
shares are designated as Series B
Preferred
Shares,
10,675
shares
are
designated
as
Series
C
Preferred
Shares
and
400
shares
are
designated as
Series D
Preferred Shares.
As of
December 31,
2025 and
2024, the
Company had
zero
Series A Participating Preferred Shares issued and outstanding.
b)
Series
B
Preferred
Stock:
As
of
December
31,
2025,
and
2024,
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
rights.
Also, holders of Series B Preferred
Shares rank prior to the holders
of common shares with respect
to dividends,
distributions and
payments upon
liquidation and
are subordinated
to all
of the
existing and
future indebtedness.
Dividends on the Series
B Preferred Shares
are cumulative from
the date of original
issue and are
payable
on the 15th day of January,
April, July and October of each year at a dividend rate of
8.875
% per annum,
or
$
2.21875
per
share
per
annum.
For
each
of
the
years
ended
December
31,
2025,
2024
and
2023,
dividends on Series B
Preferred Shares amounted
to $
5,769
. Since February 14,
2019, the Company
may
redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $
25.00
per share plus
an amount equal
to all accumulated
and unpaid dividends thereon
to the date
of redemption, whether
or
not declared.
c)
Series
C
Preferred
Stock
:
As
of
December
31,
2025,
and
2024,
the
Company
had
10,675
shares of Series C Preferred Stock, issued and outstanding, with par value $
0.01
per share, owned by an

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

affiliate of its Chief
Executive Officer, Ms.
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
d)
Series D Preferred Stock
: As of December 31, 2025, and 2024, the Company had
400
shares of
Series D Preferred Stock, issued and outstanding,
with par value $
0.01
per share, owned by an affiliate of
its Chief
Executive Officer,
Ms. Semiramis
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
vessel’s sellers. The
Company did
no
t receive any
proceeds from
the exercise
of the warrants
in 2023,
and
the
value
of
the
shares
issued
was
included
in
vessels,
net.
On
December
2,
2024,
the
Company
commenced a tender
offer to purchase up
to
15,000,000
shares of its outstanding
common stock, at $
2.00
per share,
using funds available
from cash and
cash equivalents.
On January 7,
2025, the tender
offer was
settled and
the Company
repurchased and
retired a
total of
11,442,645
shares of
common stock
for an
aggregate amount of $
23,048
.
f)
Dividend
on
Common Stock:
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

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On March 21,
2025, the
Company paid a
cash dividend
on its common
stock of
$
0.01
per share,
or $
1,158
,
to all shareholders of record as of March 12, 2025. On June 24, 2025, the Company paid a cash dividend on its common stock of $
0.01
per share, or $
1,158
, to all shareholders of record
as of June 17, 2025. On
September 11, 2025
the Company
paid a
cash dividend
on its
common stock
of $
0.01
per share,
or $
1,157
,
to shareholders
of record
as of
August 21,
2025. On
December 17,
2025 the
Company paid
a cash
dividend
on its common stock of $
0.01
per share, or $
1,157
, to shareholders of record as of December 8, 2025.
g)
Dividend in
Kind:
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
1.67484
shares of
common stock
including a
bonus share
fraction. A
bonus share
fraction entitles
a holder
to receive
an additional
part of
a share
of
common stock for each warrant exercised without payment of any additional exercise price.
In 2025 and
2024, the Company
issued
26,674
and
9,837,680
shares, respectively, having a
value of $
35
and $
28,047
, net
of expenses,
or $
1.30
and $
2.86
per share,
respectively. In 2025 and
2024, the
Company
received $
93
and $
24,195
, in proceeds, net of fees
from the exercise of
16,181
and
6,392,765
warrants,
respectively.
If all
warrants were
exercised as
of December
31, 2025,
the Company
would have
issued
37,003,669
shares of common stock, including the shares from the warrants already exercised, with a fair
value of
$
73,133
and would have
received $
90,452
of gross
proceeds. The warrants
were measured
on
the date of
distribution at
fair value, determined
through Level 1
account hierarchy, being the
opening price
of the warrants
on the NYSE on
the date of
distribution as they
are listed under the
ticker DSX_W.
As of
December 31,
2025 and
2024, the
warrant liability, measured
at fair
value, amounted
to $
1,330
and $
1,802
,
respectively. In 2025, 2024 and
2023, Gain on
warrants amounted
to $
490
, $
719
and $
1,583
, respectively,
separately presented in the accompanying consolidated statements of income.
i)
Incentive
Plan:
As
of
December
31,
2025,
9,144,759
shares
remained
reserved
for
issuance
according to the Company’s incentive plan.
Restricted stock as of December 31, 2025, 2024 and 2023 is analyzed as follows:
Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2022
7,866,589
$
3.07
Granted
1,750,000
4.54
Vested
(2,822,753)
3.05
Outstanding as of December 31, 2023
6,793,836
$
3.45
Granted
2,300,000
2.96
Vested
(2,996,334)
3.38
Outstanding as of December 31, 2024
6,097,502
$
3.30
Granted
2,000,000
1.84
Vested
(3,134,365)
3.37
Outstanding as of December 31, 2025
4,963,137
$
2.67

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The
fair
value
of
the
restricted
shares
has
been
determined
with
reference
to
the
closing
price
of
the
Company’s
stock
on
the
date
such
awards
were
approved
by
the
Company’s
board
of
directors.
The
aggregate
compensation
cost
is
recognized
ratably
in
the
accompanying
consolidated
statements
of
income
over
the
respective
vesting
periods.
In
2025,
2024
and
2023,
compensation
cost
amounted
to
$
9,605
, $
10,012
and $
9,938
, respectively,
and is included
in general and
administrative expenses in
the
accompanying consolidated statements of income.
As of December 31, 2025 and December 31,
2024, the total unrecognized cost relating
to restricted share
awards was
$
5,749
and $
11,674
, respectively.
As of
December 31,
2025, the
weighted-average period
over which the total compensation cost related
to non-vested awards not yet recognized is
expected to be
recognized is
1.45
years.
12.
Interest expense and Finance costs
The amounts in the accompanying consolidated statements of income are analyzed as follows:
2025 2024 2023
Interest expense, debt $
34,750
$
38,385
$
39,617
Finance liabilities interest expense
5,867
6,353
6,786
Amortization of debt and finance liabilities issuance costs
2,139
2,372
2,620
Loan and other expenses
195
358
308
Interest expense and finance costs $
42,951
$
47,468
$
49,331
13.
Earnings/(loss) per Share
All common shares
issued (including
the restricted
shares issued
under the
Company’s incentive plans
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
In 2025, 2024 and 2023, there
were
38,544
,
2,698,994
and
1,710,513
included in the denominator of the
diluted earnings
per share calculation.
Securities that could
potentially dilute basic
earnings per share
in
the future but were not included in the computation of diluted earnings per share—because their inclusion
would have been anti-dilutive—consist
of any incremental shares
from unexercised warrants
that were out
of
the
money
during
the
reporting
period
and
any
incremental
shares
resulting
from
the
non-vested
restricted share awards.
Net income attributable to common stockholders is adjusted
by the dividends on Series B Preferred Stock
and the gain on warrants with dilutive effect to calculate the diluted earnings per share.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Basic Earnings / (Loss) per Share
2025 2024 2023
Net income $
17,827
$
12,746
$
49,844
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Net income attributable to common stockholders $
12,058
$
6,977
$
44,075
Weighted average number of common shares, basic
110,459,096
115,956,249
100,166,629
Earnings per common share, basic
$
0.11
$
0.06
$
0.44
Diluted Earnings / (Loss) per Share
2025 2024 2023
Net income $
17,827
$
12,746
$
49,844
Dividends on series B preferred shares
(5,769)
(5,769)
(5,769)
Adjustments for fair value gain on warrants
-
(719)
(1,583)
Adjusted net income attributable to common
stockholders $
12,058
$
6,258
$
42,492
Weighted average number of common shares, basic
110,459,096
115,956,249
100,166,629
Incremental shares from dilutive instruments
38,544
2,698,994
1,710,513
Weighted average number of common shares,
diluted
110,497,640
118,655,243
101,877,142
Earnings per common share, diluted $
0.11
$
0.05
$
0.42
14.
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
tax exemption for the 2025,
2024 and
2023 taxable years,
and the
Company takes this
position for
United States federal
income tax
return reporting purposes.
15.
Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments that potentially
subject the Company
to concentrations of credit
risk consist primarily
of cash and cash equivalents, time deposits and accounts
receivable, trade arising from operating leases.
(Note 2).
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
has
temporary
cash
investments,
consisting
mostly
of
deposits,
placed
with
various
qualified
financial

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

institutions and performs periodic
evaluations of the relative
credit standing of those
financial institutions.
The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’
financial
condition
and
by
receiving payments
of
hire
in
advance.
The
Company,
generally,
does not require collateral
for its accounts receivable
and does not have
any agreements to mitigate
credit
risk.
In
2025,
2024 and
2023 charterers
that
individually accounted
for
10
% or
more
of
the
Company’s time
charter revenues were as follows:
Charterer 2025 2024 2023
Cargill International SA
14%
*
13%
Nippon Yusen Kaisha
15%
11%
*
*Less than 10%
The Company is exposed to interest rate risk on its borrowings with variable interest rates. This exposure is partly mitigated
through fixed-rate indebtedness
including the Company’s bond
(Note 8), an interest
rate
swap with DNB (Note 8) and finance liabilities that bear fixed rates (Note
9).
Fair value of assets and liabilities
The
carrying
values
of
financial
assets
reflected
in
the
accompanying
consolidated
balance
sheet
approximate their fair values due to the short-term nature and high liquidity of these financial instruments.
Cash
and
cash
equivalents
and
restricted
cash are
classified
as
Level 1 instruments as
they
represent
liquid assets with short-term maturities. The fair
value of long-term bank loans with
variable interest rates
approximates
the
recorded
values,
as
their
interest
rates
adjust
to
market-observable
rates.
These
instruments
are
classified
within
Level
2
of
the
fair
value
hierarchy.
As
of
December
31,
2025,
the
Company’s lease liabilities had a carrying value of $
114,092
(Note 9) and a fair value of $
109,939
.
Fair value measurements disclosed
As of December 31,
2025, the Bond
which bears a
fixed interest rate
and had a
carrying value of
$
175,000
(Note 8), had a fair value of $
180,906
determined using Level 1 inputs of the fair value hierarchy.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Other Fair value measurements
December 31,
2024
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in a related party
4,415
4,235
-
180
Total
recurring fair value measurements
$
4,415
$
4,235
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,802
$
1,802
$
-
Interest rate swap, liability
165
-
165
Total
recurring fair value measurements
$
1,967
$
1,802
$
165
December 31,
2025
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities
118,194
118,194
-
-
Investments in related party $
338
$
158
$
-
$
180
Total
recurring fair value measurements
$
118,532
$
118,352
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,330
$
1,330
$
-
Interest rate swap, liability
361
-
361
Total
recurring fair value measurements
$
1,691
$
1,330
$
361
16.
Subsequent Events
a)
Series B Preferred Stock Dividends
: On January 15, 2026, the Company paid a quarterly
dividend
on its series B preferred stock, amounting to $
0.5546875
per share, or $
1,442
, to its stockholders of
record as of January 14, 2026.
b)
Sale
of
DSI
Drammen and
return
of
capital
:
Following
the
sale
of
the
vessel
DSI
Drammen
by
Bergen and its delivery to its new owners, Bergen
distributed $
3,675
to the Company on January 29,
2026, as return of capital,
which reduced the carrying amount of the equity method investment
(Note
4).
Upon
completion
of
the
vessel
sale
and
the
full
repayment
of
Bergen’s
loan
with
Nordea,
the
Company’s
corporate
guarantee
provided
to
Nordea
for
Bergen’s
obligations
under
the
loan
was
released (Note 10).
c)
Restricted share
awards:
On February
25, 2026, the
Company’s Board of
Directors approved the
award of
7,750,000
shares of restricted common stock to executive management and non-executive directors, pursuant to
the Company’s amended plan,
as annual bonus.
The fair value of
the restricted
shares based on the closing
price on the date of
the Board of Directors’ approval
was $
20,073
. The

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

cost of these awards
will be recognized
ratably over the restricted
shares vesting period which
will be
3
and
6
years for
1,850,000
and
5,900,000
shares, respectively.
d)
Common
Stock
Dividend:
On
February 26,
2026,
the
Company
declared
a
cash
dividend
on
its
common stock
of $
0.01
per
share, based
on the
Company’s results
of operations
during the
three
months ended December
31, 2025. The cash
dividend is payable
on or around March
18, 2026, to
all
shareholders of record as of March 11,
2026.
e)
Genco
Shipping
and
Trading
Limited:
On
January
16,
2026,
following
Genco’s
rejection
of
the
Company’s
proposal,
the
Company
announced
the
intention
to
nominate
a
slate
of
independent
director candidates for election on the Genco board. On March 6, 2026, the
Company increased the
offer to $
23.50
per share in cash.
This acquisition proposal would be
financed by a $
1,433,000
fully
committed facility
arranged by
DNB Carnegie
and Nordea,
and with
participation of
other international
banks.
Also
on
March
6,
2026,
the
Company
entered
into
a
definitive
agreement
with
Star
Bulk
Carriers Corp., or Star Bulk,
to acquire
16
vessels of Genco for $
470,500
in cash upon, and subject
to, the consummation of an acquisition of Genco by the Company.